Form 10-K, Exhibit 13
period 1993-12-31
MELVILLE CORP
filed 1994-03-31
CIK 64803

                                                                    Exhibit 13

FINANCIAL HIGHLIGHTS
- ------------------------------------------------------------------------------------------------------------------------
($ and shares in thousands, except per share data)
- ------------------------------------------------------------------------------------------------------------------------
Operating Results                                                             1993(a)          1992(b)          % Change
- ------------------------------------------------------------------------------------------------------------------------
Net Sales                                                                $ 10,435,401     $ 10,432,843                --
Operating Profit                                                              623,337          360,894              72.7
Earnings before Income Taxes, Minority Interests and
 Cumulative Effect of Change in Accounting Principle                          599,527          335,496              78.7
Earnings before Cumulative Effect of
 Change in Accounting Principle                                               331,790          155,980             112.7
Net Earnings                                                                  331,790          133,429             148.7
Dividends on Common Stock                                                     159,686          154,530               3.3
Dividends on Preferred and Preference Stock                                    25,248           25,794              (2.1)
- ------------------------------------------------------------------------------------------------------------------------
Per Share Data
- ------------------------------------------------------------------------------------------------------------------------
Earnings Per Share of Common Stock before Cumulative Effect
 of Change in Accounting Principle                                       $       3.00     $       1.34             123.9
Net Earnings Per Share of Common Stock                                           3.00             1.13             165.5
Dividends Per Share of Common Stock                                              1.52             1.48               2.7
- ------------------------------------------------------------------------------------------------------------------------
Financial Position at Year End
- ------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents                                                $     80,971     $    145,138             (44.2)
Inventories                                                                 1,858,772        1,806,550               2.9
Working Capital                                                             1,070,293        1,060,753               0.9
Shareholders' Equity                                                        2,246,846        2,076,601               8.2
- ------------------------------------------------------------------------------------------------------------------------
Key Percentages
- ------------------------------------------------------------------------------------------------------------------------
Operating Profit as a Percent of Net Sales                                        6.0              3.5
Earnings before Income Taxes, Minority Interests and
 Cumulative Effect of Change in Accounting Principle
 as a Percent of Net Sales                                                        5.7              3.2
Earnings before Cumulative Effect of Change in Accounting
 Principle as a Percent of Net Sales                                              3.2              1.5
Net Earnings as a Percent of Net Sales                                            3.2              1.3
Return on Beginning Shareholders' Equity                                         16.0              6.4
- ------------------------------------------------------------------------------------------------------------------------
Statistics
- ------------------------------------------------------------------------------------------------------------------------
Weighted Average Common Shares Outstanding                                    105,069          104,418               0.6
Number of Stores                                                                7,282            8,213             (11.3)
Number of Associates                                                          111,082          115,644              (3.9)
Number of Common Shareholders                                                   7,600            8,000              (5.0)
========================================================================================================================

(a)Excludes stores designated to be closed in connection with the 1992 strategic realignment program.
(b)Operating profit and earnings figures reflect the impact of the 1992 strategic realignment charge of $346,979
   (see Notes to consolidated financial statements).

                                                             Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Melville Corporation and Subsidiary Companies


Financial Condition
- ------------------------------------------------------------------------
($ in thousands)                      1993            1992          1991
- ------------------------------------------------------------------------
Cash and cash
 equivalents                     $  80,971       $ 145,138      $ 78,674
Cash flows provided
 by operating activities           419,654         559,411       369,813
Long-term obligations
 to total capitalization              14.0%           15.3%         15.5%
Long-term obligations
 to shareholders' equity              16.2%           18.1%         18.4%
Current ratio                          1.8             1.8           1.8
========================================================================

The Company's primary source of liquidity continues to be cash provided by operations. As over 70% of the Company's earnings occur in the fourth quarter, however, it utilizes short-term borrowings, primarily through issuance of commercial paper, to finance its seasonal inventory needs. During 1993, short-term borrowings reached a maximum of $875.0 million as compared to $820.0 million in 1992 and $747.8 million in 1991. The increase in 1993 over 1992 reflects lower earnings and additional capital expenditures related to store openings and remodeling costs as well as system enhancements and new technologies.

     As of December 31, 1993, $90.0 million of short-term borrowings were outstanding, with none outstanding at December 31, 1992, and $50.0 million outstanding at December 31, 1991. The daily average of all short-term borrowings was $464.8 million, $542.2 million and $453.4 million for 1993, 1992 and 1991, respectively.

     Net interest expense is a function of interest rates and the level of short-term borrowings resulting from the Company's cyclical cash requirements. The Company had net interest expense of $23.8 million, $25.4 million and $29.5 million in 1993, 1992 and 1991, respectively. The decrease in net interest expense in 1993 as compared to 1992 and 1991 is due to declining interest rates as well as a significant decrease in the average level of short-term borrowings from 1992.

     Current assets decreased despite an increase in inventories of $52.2 million, primarily due to a lower cash position resulting from lower cash flows from operations. The increase in inventories is due to acquisitions, new store openings, the early receipt of spring merchandise, opportunistic purchases and increased stock levels required for our larger store formats, offset by dispositions. Prepaid expenses decreased as utilization of realignment reserves resulted in decreased levels of deferred taxes.

     Current liabilities decreased due to the timing of payments as well as a decrease in costs relative to store closings and the sales of certain divisions.

CAPITAL EXPENDITURES

Capital expenditures were $386.7 million in 1993, $304.3 million in 1992 and $253.1 million in 1991. These expenditures were principally for improvements to new and existing leased store locations, store equipment and information systems. Capital expenditures for 1994 are estimated at $395.0 million and are primarily for new store openings, continuing improvements to stores and investments in new technologies.

Results of Operations
- ---------------------------------------------------------------------------
($ in millions, except
per share amounts)                       1993            1992         1991
- ---------------------------------------------------------------------------
Net sales                           $10,435.4       $10,432.8     $9,886.2
Same store sales increase                 0.1%            3.2%         0.4%
- ---------------------------------------------------------------------------
Operating profit before
 realignment charge                 $   623.3       $   707.9     $  669.6
Realignment charge                       --             347.0         --
Operating profit                        623.3           360.9        669.6
Net earnings before
 realignment charge and
 accounting change                      331.8           381.4        346.7
- ---------------------------------------------------------------------------
Net earnings                        $   331.8       $   133.4     $  346.7
- ---------------------------------------------------------------------------
Net earnings per share
 before realignment
 charge and accounting
 change                              $    3.00       $    3.50     $   3.20
Net earnings per share                    3.00            1.13         3.20
- ---------------------------------------------------------------------------
Percent of net sales
- ---------------------------------------------------------------------------
Cost of goods sold,
 buying and
 warehousing costs                       63.9            62.6         62.3
Store operating, selling,
 general and
 administrative expenses                 28.3            28.7         29.1
===========================================================================

NET SALES

     Consolidated net sales for the year as well as the fourth quarter ended December 31, 1993 were flat with last year at $10.4 billion and $3.5 billion, respectively. The consolidated operating results, however, exclude those of Chess King, Prints Plus and Accessory Lady after their dispositions on May 17, May 29 and October 16, 1993, respectively, as well as the results of stores designated to be closed by Thom McAn and Kay-Bee under the 1992 strategic realignment program. Adjusting for these factors in the 1993 and 1992 periods, consolidated net sales would have increased 4.8% for the year and 7.1% for the quarter. CVS,

Linens 'n Things and This End Up generated positive sales growth throughout the year while disappointing performances at Marshalls, Kay-Bee, Wilsons and Thom McAn offset these improvements.

     The 1992 increase in consolidated net sales was due in part to the 1991 acquisitions of K&K toy stores and FootAction but also reflects the absence of Freddy's, sold in 1991, and CVS stores in California, sold in February, 1992. Adjusting for these factors, net sales increased 7.1%.

     Increases in consolidated net sales differ from same store sales increases mainly due to acquisitions and store openings and closings. The lower same store sales increase in 1993 resulted primarily from weakness in the apparel and footwear segments.

NET EARNINGS

     Net earnings for 1993 were negatively impacted by disappointing sales, heavier than expected markdowns in our apparel segment, a decline in gross margin as CVS increases in proportion to the total operations of the Company, and the partial write-off of the notes received in connection with the sales of Freddy's and Chess King. Although the $5.8 million write-off related to Freddy's was recovered in the fourth quarter, the proceeds were set aside to cover anticipated lease settlement costs for the remaining Freddy's leases which are guaranteed by the Melville Realty subsidiary of the Company. Also, $4.0 million was charged to earnings to provide for less than full recovery of the $29.4 million note related to the sale of Chess King as the note was sold to a third party subsequent to year end for less than face value. Earnings were impacted positively by a change in the Company's method of determining retail price indices used in the valuation of its LIFO inventories, which increased net earnings by $10.0 million.

     Management formulated a strategic realignment program during the fourth quarter of 1992 which resulted in an after-tax, non-cash charge of $222.0 million ($2.13 per share) and elected to record an after-tax, non-cash charge of $22.6 million ($0.21 per share) retroactive to January 1, 1992, reflecting the cumulative effect of a change in accounting for postretirement benefits.

     Net earnings per share of common stock was $3.00 in 1993 compared with $1.13 in 1992 and $3.20 in 1991. Net earnings per share in 1992, excluding the impact of the two special charges, would have been $3.50.

STRATEGIC REALIGNMENT

     In 1993 we accomplished the major objectives of the 1992 strategic realignment program: three divisions, Chess King, Prints Plus and Accessory Lady, were sold on May 17, May 29 and October 16, 1993, respectively, and the Company closed over 200 Thom McAn stores and about 90 of the Kay-Bee and Linens 'n Things stores designated to be closed or converted under the program. To date, $279.0 million of the pre-tax amount recorded was utilized as follows: the write-off of intangibles and the losses on sale, inclusive of operating losses through the dates of disposition, amounted to $85.0 million; and asset writedowns, operating losses and severance costs for store closings and the acceleration of remodeling programs amounted to $194.0 million.

COSTS AND EXPENSES

     Cost of goods sold, buying and warehousing costs continue to increase as a percentage of consolidated net sales, reflecting the increased significance of the prescription drugs, health and beauty aids segment to total operations, compounded by continued pressure on third party providers to offer prescriptions at lower prices, as well as lower initial markon in our other segments. Increased markdowns in our apparel and footwear segments in 1993 as compared to 1992 have also contributed to the erosion of gross margin.

     Store operating, selling, general and administrative expenses continue to decrease as a percentage of consolidated net sales due to the success of the various cost containment programs currently underway which have enabled the Company to make significant progress in reducing its variable cost structure.

ACCOUNTING CHANGES

     The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," effective January 1, 1993, but elected to delay implementation of SFAS No. 112 "Employers' Accounting for Postemployment Benefits," which is not required until fiscal 1994. The impact of the adoption of SFAS No. 109 was immaterial, as would have been the impact had SFAS No. 112 been adopted.

     The Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," effective retroactively to January 1, 1992. This statement requires that certain benefits be recorded on the accrual basis, over an employee's service period, rather than on a cash basis. The Company recorded a one-time, after-tax, non-cash charge of $22.6 million to recognize the accumulated obligation for retirees and active employees as of January 1, 1992. The pre-tax annual retiree benefit expense recorded in 1993 was $1.2 million as compared to $5.4 million in 1992. The decrease in 1993 is due to a plan amendment which was effective December, 1992, and resulted in a prior service gain which is being amortized prospectively.

PRESCRIPTION DRUGS,HEALTH AND BEAUTY AIDS
- ------------------------------------------------------------
($ in millions)                    1993      1992      1991
- ------------------------------------------------------------
Net Sales                      $3,948.2  $3,632.1  $3,526.4
Operating profit before
  realignment charge              195.7     208.6     206.1
Operating profit                  195.7     149.2     206.1
- ------------------------------------------------------------
Pecent change from prior year
- ------------------------------------------------------------
Net Sales                           8.7       3.0      31.6
Same stores sales                   5.7       7.7       5.5
Operating profit before
  realignment charge               (6.2)      1.2       3.8
Operating profit                   31.2     (27.6)      3.8
- ------------------------------------------------------------
Percent of consolidated total
- ------------------------------------------------------------
Net Sales                          37.9      34.9      35.7
Operating profit*                  30.8      40.3      30.2
============================================================
*Before corporate expenses.


CVS achieved very favorable increases in both net sales and same store sales in 1993, with particularly strong increases in the fourth quarter reflecting the success of the "Peoples Celebration Event" launched in late May, 1993 to reintroduce these stores to the Washington, D.C. market. Same store sales increased 7.0% in the fourth quarter of 1993 compared to 6.2% in 1992.

     Lower margined third party sales increased 24.1% in 1993 and 25.0% in 1992 due to an expansion of the division's managed care business and the success of several key marketing strategies. Various micro-marketing initiatives, and an expansion of private label merchandise lines, also helped to increase front store sales in 1993 and 1992.

     Net sales in 1992 exclude the Freddy's division sold in 1991 and the CVS stores in California sold in February, 1992. Adjusting for these dispositions, net sales would have increased 11.5% in 1992.

     In 1991, net sales increased 31.6% due to the inclusion of Peoples Drug Stores, acquired in 1990. After adjusting for this acquisition and the disposition of the Freddy's division, net sales would have increased 14.4% in 1991.

     Operating profit before the realignment charge decreased in 1993 due to the impact of increasing lower margined prescription sales and incremental costs of rolling out new point of sale and pharmacy systems which will not yield any benefits until 1994.

     The 1992 realignment charge related principally to the Peoples Drug Stores remodeling program which was completed in 1993.

APPAREL
- -------------------------------------------------------------
($ in millions)                    1993      1992      1991
- -------------------------------------------------------------
Net Sales                      $3,395.9  $3,486.1  $3,243.2
Operating profit before
  realignment charge              181.9     230.3     223.0
Operating profit                  181.9     125.9     223.0
- -------------------------------------------------------------
Pecent change from prior year
- -------------------------------------------------------------
Net Sales                          (2.6)      7.5       6.8
Same stores sales                  (3.6)      3.1      (0.6)
Operating profit before
  realignment charge              (21.0)      3.3      (7.1)
Operating profit                   44.5     (43.5)     (7.1)
- -------------------------------------------------------------
Percent of consolidated total
- -------------------------------------------------------------
Net Sales                          32.5      33.4      32.8
Operating profit*                  28.6      34.0      32.7
=============================================================
*Before corporate expenses.



The 1993 decrease in net sales was due to the sale of Chess King and Accessory Lady, and a shift in consumer spending to more durable and home related goods which resulted in lower net sales at Wilsons and decreased same store sales at Marshalls. Net sales at Marshalls increased 2.3% over 1992, with its gifts and domestics department experiencing a 10.0% increase. Adjusting for the divisions sold, net sales in the segment increased 2.3% in 1993.

     In contrast, Marshalls and Wilsons experienced strong sales growth in 1992, which was overshadowed by a very weak performance at Chess King. The protracted economic recession, especially in the Northeast and Southern California, negatively impacted this segment's performance in 1991.

     Operating profit before realignment charge decreased in 1993 because of lower gross margin at Marshalls resulting from heightened promotional activity throughout the apparel industry. This was partially offset by the exclusion of the unprofitable Chess King division and strong expense control at both Marshalls and Wilsons, achieved through investments in technology and the reengineering of business processes.

     Despite the negative impact of decreased sales and profits for a third successive year at Chess King, operating profit in 1992 before the realignment charge increased from 1991 due to strong sales at Marshalls, coupled with strict expense control at Marshalls and Wilsons.

     The realignment charge recorded in 1992 related to the writedown of certain non-performing assets as well as an estimated loss on sale for the Chess King and Accessory Lady divisions.

FOOTWEAR
- ----------------------------------------------------------------------------
($ in millions)                                1993      1992          1991
- ----------------------------------------------------------------------------
Net sales                                  $1,713.1  $1,840.0      $1,747.4
Operating profit before
 realignment charge                           169.0     180.0         161.9
Operating profit                              169.0      92.0         161.9
- ----------------------------------------------------------------------------
Percent change from prior year
- ----------------------------------------------------------------------------
Net sales                                      (6.9)      5.3           1.9
Same store sales                               (2.5)     (1.8)         (1.4)
Operating profit before
 realignment charge                            (6.1)     11.2           3.8
Operating profit                               83.7     (43.2)          3.8
- ----------------------------------------------------------------------------
Percent of consolidated total
- ----------------------------------------------------------------------------
Net sales                                      16.4      17.6          17.7
Operating profit*                              26.6      24.9          23.7
============================================================================
*Before corporate expenses.

Net sales increases in 1993 at Meldisco and FootAction were offset by a decline in net sales at Thom McAn, resulting from the exclusion from operations of about 390 stores designated to be closed under the strategic realignment program and the discontinuation of its men's athletic and children's departments. Adjusting for stores excluded at Thom McAn, net sales in the segment would have increased 2.2%.

     Net sales in this segment increased 5.3% in 1992 due to the acquisition of FootAction in November, 1991 coupled with a modest sales increase at Meldisco. The continued lack of appeal of the traditional family footwear business represented by Thom McAn, however, as well as the closing of 68 of its stores, negatively impacted the sales results. Adjusting to exclude the impact of FootAction, net sales would have decreased 0.1% in 1992.

     Operating profit before the realignment charge decreased from 1992 due to lower same store sales in the segment, particularly at Thom McAn, and a higher level of mark-downs, which offset the increase in initial markon at Meldisco as it continues to expand its direct purchasing program in the Far East. Meldisco's overseas buying program and FootAction's success in negotiating more favorable volume discounts, as well as strong expense control, contributed to the increase in operating profit before the realignment charge in 1992.

     The realignment charge recorded in 1992 provided for the costs of closing or redeploying about 390 Thom McAn stores. Of the remaining stores designated to be closed, over 60 are planned for 1994.



TOYS AND HOUSEHOLD FURNISHINGS
- ----------------------------------------------------------------------------
($ in millions)                                1993      1992          1991
- ----------------------------------------------------------------------------
Net sales                                  $1,378.2  $1,474.7      $1,369.2
Operating profit before
 realignment charge                            89.1      98.1          91.4
Operating profit                               89.1       2.9          91.4
- ----------------------------------------------------------------------------
Percent change from prior year
- ----------------------------------------------------------------------------
Net sales                                      (6.5)      7.7           8.9
Same store sales                               (2.5)      1.6          (5.0)
Operating profit before
 realignment charge                            (9.1)      7.3         (30.1)
Operating profit                            2,946.4     (96.8)        (30.1)
- ----------------------------------------------------------------------------
Percent of consolidated total
- ----------------------------------------------------------------------------
Net sales                                      13.2      14.1          13.8
Operating profit*                              14.0       0.8          13.4
============================================================================
*Before corporate expenses.

Significant increases in net sales were reported at Linens 'n Things, due to the successful rollout of its superstore format, and at This End Up, both of which benefitted from the shift in spending to home furnishings and related products. Despite these gains, the disposition of Prints Plus and a decrease at Kay-Bee, due to the exclusion from operations of about 240 stores designated to be closed under the strategic realignment program, declining mall traffic and the lack of a "blockbuster" toy, led to an overall sales decline in this segment as compared to last year. Adjusting for the stores excluded and sold, net sales in 1993 increased 2.6% over 1992.

     In both 1992 and 1991, net sales increased in all of the businesses in this segment except for a slight decrease at This End Up. Adjusting for the effect of K&K toy stores acquired in 1991, net sales would have increased 5.0% in 1992.

     Operating profit declined in 1993 from the 1992 pre-realignment level due to a same store sales decrease at Kay-Bee and a decrease in its initial markon resulting from changing sales mix, offset partially by a pre-tax LIFO adjustment in 1993 of about $14.0 million. Double digit sales increases at This End Up, due to both its Wood's End product line and its larger store format, positively impacted operating profit in 1993, as did aggressive expense control at all divisions in this segment. Favorable economic trends in the housing industry and an expansion of merchandise offerings at Linens 'n Things and This End Up also contributed to an increase in operating profit before realignment in 1992.

     The 1992 realignment charge provided primarily for costs of closing or redeploying about 240 stores at Kay-Bee and coverting Linens 'n Things stores to its superstore format. Of the remaining Kay-Bee stores designated to be closed, 90 are planned for 1994.

INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Shareholders of Melville Corporation:

     We have audited the accompanying consolidated balance sheets of Melville Corporation and subsidiary companies as of December 31, 1993 and 1992 and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended
December 31, 1993. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Melville Corporation and subsidiary companies at December 31, 1993 and 1992 and the results of their operations and their cash flows for each of the years in the three-year period ended December
31, 1993 in conformity with generally accepted accounting principles.

     As discussed in notes to consolidated
financial statements, the Company has adopted
Statement of Financial Accounting  Standards No.
106, "Employers' Accounting for Postretirement
Benefits Other Than Pensions" effective January 1,
1992 and changed its method of determining retail price indices used in the valuation of LIFO inventories in 1993.



/s/KPMG Peat Marwick

New York, New York
February 10, 1994, except as to the Subsequent
Event note, which is as of March 1, 1994

CONSOLIDATED STATEMENTS OF EARNINGS

Melville Corporation and Subsidiary Companies

                                                                                 ($ in thousands, except per share data)
- ------------------------------------------------------------------------------------------------------------------------
Years Ended December 31                                                          1993             1992              1991
- ------------------------------------------------------------------------------------------------------------------------
Net sales                                                                $ 10,435,401     $ 10,432,843      $  9,886,183
Cost of goods sold, buying and warehousing costs                            6,664,395        6,529,239         6,163,853
- ------------------------------------------------------------------------------------------------------------------------
                                                                            3,771,006        3,903,604         3,722,330
- ------------------------------------------------------------------------------------------------------------------------
Store operating, selling, general and administrative expenses               2,956,081        2,994,723         2,875,610
Depreciation and amortization                                                 191,588          201,008           177,110
Realignment charge                                                                 --          346,979                --
- ------------------------------------------------------------------------------------------------------------------------
                                                                            3,147,669        3,542,710         3,052,720
- ------------------------------------------------------------------------------------------------------------------------
Operating profit                                                              623,337          360,894           669,610
Interest expense, net                                                          23,810           25,398            29,512
- ------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes, minority interests and
   cumulative effect of change in accounting principle                        599,527          335,496           640,098
Provision for income taxes                                                    220,441          125,696           242,949
- ------------------------------------------------------------------------------------------------------------------------
Earnings before minority interests and cumulative effect
 of change in accounting principle                                            379,086          209,800           397,149
Minority interests in net earnings                                             47,296           53,820            50,468
- ------------------------------------------------------------------------------------------------------------------------
Earnings before cumulative effect of
 change in accounting principle                                               331,790          155,980           346,681
Cumulative effect of change in accounting principle, net                           --           22,551                --
- ------------------------------------------------------------------------------------------------------------------------
Net earnings                                                             $    331,790     $    133,429      $    346,681
- ------------------------------------------------------------------------------------------------------------------------
Per Share of Common Stock
- ------------------------------------------------------------------------------------------------------------------------
Earnings before cumulative effect of change in
 accounting principle                                                    $       3.00     $       1.34      $       3.20
Cumulative effect of change in accounting principle, net                           --             0.21                --
- ------------------------------------------------------------------------------------------------------------------------
Net earnings per share of common stock                                   $       3.00     $       1.13      $       3.20
========================================================================================================================
See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Melville Corporation and Subsidiary Companies


                                    ($ in thousands, except per share data)
- -----------------------------------------------------------------------------
As of December 31                                       1993           1992
- -----------------------------------------------------------------------------
Assets
- -----------------------------------------------------------------------------
Current Assets:

Cash and cash equivalents                        $    80,971    $   145,138
Accounts receivable, net                             243,998        245,204
Inventories                                        1,858,772      1,806,550
Prepaid expenses                                     214,649        244,780

- -----------------------------------------------------------------------------
Total Current Assets                               2,398,390      2,441,672
- -----------------------------------------------------------------------------


Property, plant, equipment and leasehold improvements, at cost:
Land                                                  25,584         20,016
Buildings and improvements                           186,025        173,284
Fixtures and equipment                             1,051,152        980,604
Leasehold improvements                               623,403        640,454

- -----------------------------------------------------------------------------
                                                   1,886,164      1,814,358
Less accumulated depreciation and amortization       583,964        606,487

- -----------------------------------------------------------------------------
Net property, plant, equipment and leasehold
 improvements                                      1,302,200      1,207,871

Leased property under capital leases, net of
 accumulated amortization                             14,677         17,168

Deferred charges and other assets                    113,455        117,433

Goodwill, net of accumulated amortization of
 $81,531 in 1993 and $68,789 in 1992                 443,678        429,918
- -----------------------------------------------------------------------------
Total Assets                                    $  4,272,400   $  4,214,062
=============================================================================
See accompanying notes to consolidated financial statements.

                                    ($ in thousands, except per share data)
- -----------------------------------------------------------------------------
As of December 31                                       1993           1992
- -----------------------------------------------------------------------------
Liabilities
- -----------------------------------------------------------------------------
Current Liabilities:

Accounts payable                            $        567,131    $   676,519
Accrued expenses                                     585,997        609,166
Notes payable                                         90,000             --
Federal income taxes                                  74,376         87,073
Other current liabilities                             10,593          8,161
- -----------------------------------------------------------------------------
Total Current Liabilities                          1,328,097      1,380,919
- -----------------------------------------------------------------------------
Long-term debt                                       341,763        349,013
Deferred income taxes                                 83,333         22,125
Other long-term liabilities                          177,173        283,834
Minority interests in subsidiaries                    93,858        100,233
- -----------------------------------------------------------------------------
Redeemable Preferred Stock
- -----------------------------------------------------------------------------
Cumulative preferred stock, Series B, $4.00 dividend,
 par value $100, redeemable at par plus accrued
 dividends; authorized and issued  17,269 shares
 in 1993 and 1992; 3,971 and 3,896 shares held in
 treasury in 1993 and 1992, respectively               1,330          1,337
- -----------------------------------------------------------------------------
Shareholders' Equity
- -----------------------------------------------------------------------------
Preference stock, $1.00 par value, authorized
 50,000,000 shares;  Series One ESOP Convertible,
 liquidation value $53.45; 6,498,514 issued and
 outstanding in 1993 and 6,596,501 in 1992           347,346        352,583
Guaranteed ESOP Obligation                          (328,570)      (335,877)
Common stock, par value $1.00, authorized
 300,000,000 shares, issued 111,278,470 and
 111,150,265, outstanding 105,346,356  and
 104,733,054, net of treasury shares, in
 1993 and 1992, respectively                         111,278        111,150
Capital surplus                                       42,123         53,302
Retained earnings                                  2,364,322      2,208,875
Common stock in treasury, at cost; 5,932,114 and
 6,417,211 shares in 1993 and 1992, respectively    (289,653)      (313,432)
- -----------------------------------------------------------------------------
Total Shareholders' Equity                         2,246,846      2,076,601
- -----------------------------------------------------------------------------
Total Liabilities and Shareholders' Equity      $  4,272,400   $  4,214,062
=============================================================================
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Melville Corporation and Subsidiary Companies

                                                                                     ($  in thousands, except per share data)
- --------------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                  Preference         Guaranteed        Common      Capital      Retained      Treasury
1993, 1992 and 1991                            Stock    ESOP Obligation         Stock      Surplus      Earnings         Stock
- --------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1990            $ 356,928         $(347,200)     $ 110,319     $ 29,245   $ 2,063,391    $(360,750)
- --------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                                             346,681
Reissuance of common stock held in treasury
 for business acquired (885,719 shares)                                                    (5,664)                      43,418
Purchase of Series B preferred shares for
 treasury (3,028 shares)                                                                        45
Conversion of Series One ESOP Preference
 Stock through the reissuance of common
 stock held in treasury (30,928 shares)      (1,653)                                           137                       1,516
Dividends:
 Series One ESOP Convertible Preference
  Stock ($3.90 per share,) net                                                                          (15,778)
 Series B preferred ($4.00 per share)                                                                       (58)
 Common ($1.44 per share)                                                                              (148,536)
Exercise of stock options and restricted
 shares issued under stock plans                                                  356       12,783
Conversion of Subordinated Debentures                                               3           17
Reduction of Guaranteed ESOP Obligation                           5,037
- --------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1991              355,275          (342,163)       110,678       36,563     2,245,700     (315,816)
- --------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                                             133,429
Purchase of Series B preferred shares for
 treasury (237 shares)                                                                           7
Conversion of Series One ESOP Preference
 Stock through the reissuance of common
 stock held in treasury (50,358 shares)      (2,692)                                           223                       2,469
Dividends:
 Series One ESOP Convertible Preference
  Stock ($3.90 per share,) net                                                                          (15,670)
 Series B preferred ($4.00 per share)                                                                       (54)
 Common ($1.48 per share)                                                                              (154,530)
Exercise of stock options and restricted shares
 issued under stock plans                                                         469       16,491                        (85)
Conversion of Subordinated Debentures                                               3           18
Reduction of Guaranteed ESOP Obligation                           6,286
- --------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1992              352,583          (335,877)       111,150       53,302     2,208,875     (313,432)
- --------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                                             331,790
Reissuance of common stock held in treasury
  for business acquired (387,110 shares)                                                  (16,459)           149        18,976
Purchase of Series B preferred shares for
 treasury (75 shares)                                                                            3
Conversion of Series One ESOP Preference
 Stock through the reissuance of common
 stock held in treasury (97,987 shares)      (5,237)                                           434                       4,803
Dividends:
 Series One ESOP Convertible Preference
  Stock ($3.90 per share,) net                                                                          (16,753)
 Series B preferred ($4.00 per share)                                                                       (53)
 Common ($1.52 per share)                                                                              (159,686)
Exercise of stock options and restricted shares
 issued under stock plans                                                         128        4,843
Reduction of Guaranteed ESOP Obligation                           7,307
- --------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1993             $347,346         $(328,570)      $111,278     $ 42,123    $2,364,322    $(289,653)
================================================================================================================================
See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Melville Corporation and Subsidiary Companies


                                                           ($ in thousands)
- ----------------------------------------------------------------------------
Years ended December 31                       1993        1992         1991
- ----------------------------------------------------------------------------
Cash Flows From Operating Activities:

Net earnings                             $ 331,790   $ 133,429    $ 346,681
Adjustments to reconcile net earnings
 to net cash provided by operating
 activities:
Realignment charge                              --     346,979           --
Cumulative effect of change in
 accounting principle                           --      37,587           --
Depreciation and amortization              191,588     201,008      177,110
Minority interests in net earnings          47,296      53,820       50,468
Increase (decrease) in deferred income
 taxes and other noncash items              15,595     (93,417)     (10,130)
Change in assets and liabilities,
 excluding acquisitions and dispositions:
 Decrease (increase) in accounts
  receivable, net                           33,484     (31,728)     (45,371)
 Increase in inventories                   (86,344)    (25,184)    (216,380)
 Increase  in prepaid expenses, deferred
  charges and other assets                 (16,854)    (27,163)     (15,198)
 (Decrease) increase in accounts payable
  and accrued expenses                    (120,182)     (7,371)      76,434
 Increase (decrease) in Federal income
 taxes payable and other liabilities        23,281     (28,549)       6,199
- ----------------------------------------------------------------------------
Net Cash Provided by Operating Activities  419,654     559,411      369,813
- ----------------------------------------------------------------------------
Cash Flows From Investing Activities:

Additions to property, plant, equipment
 and leasehold improvements               (386,724)   (304,345)    (253,072)
Proceeds from the sale or disposal of
 property, plant, equipment and leasehold
 improvements, leased property under
 capital leases, and operations sold        97,940      81,655       58,081
Acquisitions, net of cash acquired         (41,534)    (25,687)     (42,206)
- ----------------------------------------------------------------------------
Net Cash Used in Investing Activities     (330,318)   (248,377)    (237,197)
- ----------------------------------------------------------------------------
Cash Flows From Financing Activities:

Dividends paid                            (229,409)   (239,467)    (225,256)
Additions to (reductions of) notes payable  90,000     (50,000)      50,000
(Decrease) increase in book overdrafts      (6,701)     39,050       20,902
Proceeds from the issuance of common stock   5,799      15,537       10,720
Reductions of long-term debt and
 obligations under capital leases          (13,190)     (9,641)     (22,384)
Other                                           (2)        (49)         983
- ----------------------------------------------------------------------------
Net Cash Used in Financing Activities     (153,503)   (244,570)    (165,035)
- ----------------------------------------------------------------------------
Net (decrease) increase in cash and
 cash equivalents                          (64,167)     66,464      (32,419)
Cash and cash equivalents at beginning
 of year                                   145,138      78,674      111,093
- ----------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year  $ 80,971   $ 145,138     $ 78,674
============================================================================
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Melville Corporation and Subsidiary Companies


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of all subsidiary companies including foreign subsidiaries whose results of operations are insignificant. The minority interests represent the 49% participation of Kmart Corporation in the ownership of all retail subsidiaries formed or to be formed from July, 1967 through 1994 for the purpose of operating leased shoe departments in Kmart stores. All intercompany balances and transactions have been eliminated.

     Cash and Cash Equivalents: Cash equivalents consist of highly liquid instruments with maturities of three months or less and are stated at cost which approximates market. The Company's cash management program utilizes zero balance accounts. Accordingly, all book overdraft balances have been reclassified to current liabilities.

     Inventories: Inventories are stated at the lower of cost or market. Inventories of the retail operations are determined primarily by the retail method with 17.2% valued on a last-in, first-out (LIFO) basis. Inventories of the manufacturing operations are determined primarily on a first-in, first-out
(FIFO) basis.

     Fixed Assets: Depreciation and amortization of property, plant, equipment and leasehold improvements have been provided in the consolidated financial statements on a straight-line basis, generally over the estimated useful lives of the assets or, when applicable, the life of the lease, whichever is shorter. Amortization of leased property under capital leases is computed on a straight-line basis over the life of the lease.

     Deferred Charges: Deferred charges, principally beneficial leasehold costs, are amortized on a straight-line basis generally over the remaining life of the leasehold acquired.

     Goodwill: The excess of acquisition cost over the fair value of net assets acquired is amortized on a straight-line basis over periods not to exceed forty years. Impairment is assessed based on profitability of the related business relative to planned levels and changes in useful life if disposition of a business is expected.

     Maintenance and Repairs: Maintenance and repairs are charged directly to expense as incurred. Major renewals or replacements are capitalized after making necessary adjustments in the asset and accumulated depreciation accounts for the items renewed or replaced.

     Store Opening and Closing Costs: New store opening costs are charged to expense as incurred. In the event a store is closed before its lease has expired, the total lease obligation, less sublease rental income, is provided for in the year of closing.

     Federal Income Taxes: The Company and its wholly-owned subsidiaries file a consolidated Federal income tax return. The tax benefit for dividends on unallocated shares of Series One Convertible ESOP Preference Stock (the "ESOP Preference Stock") is recorded as a credit to retained earnings.

     Accounting Changes: Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), the cumulative effect of which was not material to the consolidated financial statements and is therefore not presented separately. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date; this effect was immaterial in 1993.

    In 1993, the Company changed its method of determining retail price indices used in the valuation of LIFO inventories.

    Effective January 1, 1992, the Company adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS No. 106").

    Postretirement Benefits: The annual cost of postretirement benefits is funded as they arise and the cost is recognized over an employee's term of service with the Company.

     Earnings Per Share: Primary earnings per share is computed by dividing net earnings, after deducting net preferred dividends on redeemable preferred stock and the ESOP Preference Stock, by the weighted average number of common shares outstanding during the year. The tax benefit of dividends on the ESOP Preference Stock included in the calculation was $10.1 million in 1993 and 1992, and $10.2 million in 1991.

     Fully diluted earnings per share is computed based upon the assumed conversion of the ESOP Preference Stock into common stock. Net earnings are reduced by the difference between the current dividend on the ESOP Preference Stock and the common stock, adjusted for certain nondiscretionary expenses based on net earnings. Fully diluted earnings per share is not presented for 1992 since the effect is anti-dilutive.

     Reclassifications: Certain reclassifications have been made to the consolidated financial statements of prior years to conform to the 1993 presentation.

ACQUISITIONS AND DISPOSITIONS

During 1993, the Company acquired the assets of 50 prescription drugs, health and beauty aids stores, 31 leather apparel stores and 10 stores selling branded athletic footwear and apparel, for an aggregate of $38.8 million in cash. These acquisitions have been accounted for using the purchase method and resulted in goodwill of $26.1 million. Results of operations are included in the consolidated financial statements from their respective dates of acquisition.

     The Company also acquired all outstanding stock of a chain of nine prescription drugs, health and beauty aids stores in exchange for 387,110 shares of the Company's common stock, which were reissued from treasury. This acquisition was accounted for as a pooling of interests. Previously reported financial statements have not been restated to include results of the acquired company's operations as revenues and earnings prior to acquisition were not material to the consolidated financial results of the Company. The difference between the net book value of the acquired business and the cost of shares reissued has been recorded in capital surplus.

     The Company completed the sale of its Chess King, Prints Plus and Accessory Lady divisions effective May 17, May 29 and October 16, 1993, respectively, for aggregate proceeds of $77.1 million, including a note receivable of $29.4 million. The aggregate loss on disposition of $85.0 million, inclusive of goodwill write-offs and losses from operations through the dates of disposition, was provided for as part of the strategic realignment charge recorded in 1992.

     Pro forma financial results have not been presented for the effect of these transactions since the operations are not material to the consolidated financial results of the Company.


STRATEGIC REALIGNMENT CHARGE

In 1992, the Company recorded a pre-tax strategic realignment charge of $347.0 million to reflect the anticipated costs associated with a program to close or convert to other formats duplicate or underperforming stores. The charge also included the write-down of fixed assets and other underperforming assets, losses from operations through the expected date of closure or lease settlement, severance and inventory liquidation costs.

ACCOUNTS RECEIVABLE

Accounts receivable at December 31 consisted of the following:
- -------------------------------------------------------------------
($ in thousands)                        1993                   1992
- -------------------------------------------------------------------
Trade accounts                     $ 216,062              $ 195,820
Other                                 60,470                 74,515
- -------------------------------------------------------------------
                                     276,532                270,335
Less allowance for doubtful
 accounts                             32,534                 25,131
- -------------------------------------------------------------------
                                   $ 243,998              $ 245,204
===================================================================

INVENTORIES

Inventories at December 31 consisted of the following:
- ------------------------------------------------------------------
($ in thousands)                       1993                   1992
- -------------------------------------------------------------------
Finished goods                   $1,849,651             $1,790,780
Work-in-process                       1,616                  1,143
Raw materials and supplies            7,505                 14,627
- ------------------------------------------------------------------
                                 $1,858,772             $1,806,550
==================================================================

     Prior to 1993, the Company used the U.S. Bureau of Labor Statistics indices to measure inflation or deflation in the valuation of its LIFO inventories. In 1993, internally developed indices were used to more accurately measure price fluctuations. The net earnings impact of this change on prior years, individually and cumulatively, is not determinable. The change increased 1993 net earnings by $10.0 million.

     Had the FIFO method been used, the carrying value of inventories valued on a LIFO basis would have increased by $22.4 million and $33.7 million at December 31, 1993 and 1992, respectively.

PREPAID EXPENSES

Prepaid expenses at December 31 consisted of the following:
- ----------------------------------------------------------
($ in thousands)                      1993            1992
- ----------------------------------------------------------
Deferred income taxes             $133,362        $167,834
Other                               81,287          76,946
- ----------------------------------------------------------
                                  $214,649        $244,780
==========================================================


ACCRUED EXPENSES

Accrued expenses at December 31 consisted of the following:
- ----------------------------------------------------------
($ in thousands)                   1993               1992
- ----------------------------------------------------------
Taxes other than Federal
 income taxes                  $114,627           $136,194
Rents                            74,985             85,781
Strategic realignment reserve     3,570            100,905
Other                           392,815            286,286
- ----------------------------------------------------------
                               $585,997           $609,166
==========================================================

SHORT-TERM BORROWING ARRANGEMENTS

At December 31, 1993, $90.0 million in commercial paper borrowings were outstanding bearing interest at a rate of 3.3%. There were no short-term borrowings outstanding at December 31, 1992.

     The Company has available lines of credit with various banks which permit borrowings at prime or other negotiated interest rates. There were no short-term borrowings outstanding under these lines of credit at December 31, 1993 and 1992. Lines of credit available at December 31, 1993 and 1992, including lines available for letters of credit, were $630.0 million and $600.4 million, respectively. Letters of credit outstanding against these lines were approximately $323.4 million and $288.1 million as of December 31, 1993 and 1992, respectively.

      The Company can also obtain short-term financing through the issuance of commercial paper and bank loan participation notes, and is not obligated under any formal or informal compensating balance agreements.

LONG-TERM DEBT


Long-term debt at December 31 consisted of the following:
- ----------------------------------------------------------
($ in thousands)                         1993         1992
- ----------------------------------------------------------
Guaranteed ESOP note, 8.60%,
  payable in various installments
  through 2008*                      $340,100     $343,500
Other notes and mortgages payable       8,944       10,001
- ----------------------------------------------------------
                                      349,044      353,501
Less current installments               7,281        4,488
- ----------------------------------------------------------
                                     $341,763     $349,013
==========================================================
*See Employee Stock Ownership Plan footnote.

     The aggregate long-term debt maturing during each of the next five years is as follows: $7.3 million in 1994, $10.4 million in 1995, $13.8 million in 1996, $17.5 million in 1997 and $21.7 million in 1998.

     Interest costs excluding the guaranteed ESOP note were $25.8 million in 1993, $26.7 million in 1992, and $31.2 million in 1991, which included interest costs recognized in connection with the Company's contribution to the ESOP. Interest income and capitalized interest totaled $2.0 million in 1993, $1.3 million in 1992 and $1.7 million in 1991.

OTHER LONG-TERM LIABILITIES

Other long-term liabilities at December 31 consisted of the
following:
- ----------------------------------------------------------------
($ in thousands)                     1993                   1992
- ----------------------------------------------------------------
Strategic realignment reserve    $  6,996              $ 142,242
Other                             170,177                141,592
- ----------------------------------------------------------------
                                 $177,173              $ 283,834
================================================================

LEASES

The Company and its subsidiaries lease retail stores and warehouse, plant and office facilities over periods generally ranging from 5 to 25 years with options to renew such terms ranging from 5 to 15 years.
     Leased property under capital leases at December 31 included:

- ----------------------------------------------------------------
($ in thousands)                      1993                  1992
- ----------------------------------------------------------------
Retail facilities                $  25,262            $   33,198
Warehouse, plant and office
  facilities                        22,603                22,508
- ----------------------------------------------------------------
                                    47,865                55,706
Less accumulated amortization       33,188                38,538
- ----------------------------------------------------------------
                                  $ 14,677              $ 17,168
================================================================

      At December 31, 1993, the future minimum lease payments under capital leases, rental payments required under operating leases, and the future minimum sublease rentals excluding lease obligations for closed stores were as follows:
- ------------------------------------------------------------------
                                         Capital         Operating
($ in thousands)                          Leases            Leases
- ------------------------------------------------------------------
1994                                    $  6,176       $   473,748
1995                                       5,790           444,389
1996                                       5,458           404,558
1997                                       4,990           371,487
1998                                       4,376           365,228
Thereafter                                16,594         1,326,055
- ------------------------------------------------------------------
Total                                   $ 43,384        $3,385,465
Less amount representing interest         17,228
- ------------------------------------------------------------------
Present value of minimum
  lease payments                        $ 26,156
- ------------------------------------------------------------------
Total future minimum sublease
  rentals                               $  1,862        $   25,865
==================================================================

     Net rental expense for all operating leases for the years ended December 31 was as follows:
- ---------------------------------------------------------------------------
($ in thousands)                             1993         1992         1991
- ---------------------------------------------------------------------------
Minimum rentals                         $ 496,555    $ 480,505   $  447,779
Contingent rentals                        192,905      207,106      198,584
- ---------------------------------------------------------------------------
                                          689,460      687,611      646,363
Less sublease rentals                       6,286        5,085        3,860
- ---------------------------------------------------------------------------
                                        $ 683,174    $ 682,526   $  642,503
===========================================================================

     Contingent rentals are principally those for leased shoe departments operated under license agreements with Kmart Corporation. These agreements are for terms of 25 years, provide for rental payments based on sales and profits and require certain performance standards. The remaining terms of license agreements in existence at December 31, 1993 ranged from 6 to 25 years.
     The balance of contingent rentals relate to other Company operations and are based only on sales.

CONTINGENCIES

In connection with dispositions completed in 1991, 1992 and 1993, including Chess King, Melville Realty Company, Inc. ("MRC"), a wholly owned subsidiary of the Company, continues to guarantee rental and other lease-related charges on 720 leases for retail stores and warehouse and office facilities. The present value of these minimum rental payments at December 31, 1993 was approximately $189.0 million. See subsequent event footnote regarding guarantees of Chess King leases.

REDEEMABLE PREFERRED STOCK

The Company is required to provide $279,000 annually, on December 1, as a sinking fund to repurchase shares of Series B preferred stock at prices not to exceed $100 per share. Any balance not so applied within one year is returned to the general funds of the Company. The difference between the cost of shares repurchased and par value is reflected in capital surplus.

STOCK INCENTIVE PLANS

The Company's 1990 Omnibus Stock Incentive Plan (the "Plan") provides for the granting of options, restricted stock and other stock-based awards for a maximum of 5,000,000 shares of common stock to key employees. The Plan replaced the Company's 1973 and 1987 Stock Option Plans and the 1980 Restricted Stock Plan ("Previous Plans").

     Stock options under the Plan are awarded at the fair market value on the date of grant. The right to exercise these options generally commences one year from the date of grant and expires ten years after the grant date.

     The 1989 Directors' Stock Option Plan ("Directors' Plan") for nonemployee directors ("eligible directors") provides for the granting of options to purchase a maximum of 150,000 shares of common stock. Any person who becomes an eligible director receives an initial option grant to purchase 2,000 shares of common stock, and, on each January 11 after such initial grant through January 11, 1998, is automatically granted an additional option to purchase 1,000 shares. All options are granted at the fair market value on the date of grant.


     The right to exercise options granted under the Directors' Plan generally commences six months from the date of grant and expires ten years after the grant date, provided the director has served continuously during the exercise period.

     Information with respect to stock option activity under the Plan, the Previous Plans and the Directors' Plan is as follows:
- ------------------------------------------------------------------
                                     Number           Option Price
                                  of Shares        Range Per Share
- ------------------------------------------------------------------
Outstanding at
December 31, 1990                 2,532,148      $ 12.41 / $ 54.75
Granted                             667,250        39.75 /   49.31
Exercised                           321,108        12.41 /   52.00
Cancelled                            63,650        28.69 /   52.00
- ------------------------------------------------------------------
Outstanding at
December 31, 1991                 2,814,640      $ 12.41 / $ 54.75
Granted                             717,325        44.63 /   48.44
Exercised                           460,090        12.41 /   52.00
Cancelled                            44,650        36.00 /   52.00
- ------------------------------------------------------------------
Outstanding at
December 31, 1992                 3,027,225      $ 18.19 / $ 54.75
Granted                             709,650        41.13 /   53.50
Exercised                           126,400        18.19 /   52.00
Cancelled                           139,875        39.38 /   52.00
- ------------------------------------------------------------------
Outstanding at
December 31, 1993                 3,470,600      $ 18.19 / $ 54.75
- ------------------------------------------------------------------
Exercisable at
December 31, 1993                 2,787,150      $ 18.19 / $ 54.75
==================================================================

     Restricted stock awards granted under the Plan are subject to certain conditions, and restrictions are lifted generally three years after the grant date.

     Restricted stock grants under the Plan totaled 2,225 in 1993, 12,265 in 1992 and 39,060 in 1991. The fair market value as of the grant date was $0.1 million, $0.6 million and $1.8 million for 1993, 1992 and 1991, respectively. Additionally, 420 shares, 2,030 shares and 1,520 shares were cancelled in 1993, 1992 and 1991, respectively.

     The Plan also permits the granting of performance shares, representing rights to receive cash and/or common stock of the Company based upon certain performance criteria over a three-year performance period, and performance based restricted shares, representing rights to receive common stock of the Company based upon certain performance criteria over a one-year performance period. Compensation expense related to grants under these provisions is based on current market price of the Company's common stock and the extent to which performance criteria are being met.

      During 1993, 54,301 performance based restricted share units were awarded at a fair market value of $2.6 million. During 1992 and 1991, 70,745 and 61,970 performance share units were awarded at a fair market value of $3.4 million and $3.1 million, respectively.

      At December 31, 1993 2,181,629 shares were available for grant under the Plan and 82,000 shares of stock were available for grant under the Directors' Plan.

POSTRETIREMENT BENEFITS

The Company provides postretirement health benefits at several divisions for retirees who meet certain eligibility requirements.

     Effective January 1, 1992, the Company adopted SFAS No. 106, and recorded an accumulated postretirement benefit obligation ("APBO") of $37.6 million for active employees and retirees.

     The weighted average discount rate used to determine the APBO was 6.9% and 8.0% at December 31, 1993 and 1992, respectively. The following table reflects the APBO as of December 31:

- ------------------------------------------------------------
($ in thousands)                       1993             1992
- ------------------------------------------------------------
Retirees                            $19,400          $16,300
Fully eligible active
  plan participants                   2,800            2,900
Other active plan participants       12,000           10,000
- ------------------------------------------------------------
APBO                                 34,200           29,200
Unrecognized prior service gain      15,200           16,700
Unrecognized net loss                (4,000)              --
- ------------------------------------------------------------
Accrued APBO                        $45,400          $45,900
============================================================

     Effective December, 1992, the Company amended these plans to terminate certain benefits, resulting in a prior service gain of $16.7 million to be amortized over 13 years. The net periodic cost recorded for the years ended December 31 was as follows:

- -------------------------------------------------------
($ in thousands)               1993                1992
- -------------------------------------------------------
Interest expense            $ 2,200             $ 3,300
Service cost                 (1,000)*             2,100
- -------------------------------------------------------
                            $ 1,200             $ 5,400
=======================================================
* Net of prior service gain amortization.

     For measurement purposes, a 12.0% increase in the cost of covered health-care benefits was assumed for 1993; the rate was assumed to decline gradually to 6.0% in 2010, and remain at that level thereafter. A 1.0% increase in the health-care cost trend rate would increase the APBO at January 1, 1993 by $4.5 million, and the 1993 annual expense by $0.5 million.

401(K) PROFIT SHARING PLAN

The Company has a qualified 401(k) Profit Sharing Plan available to full-time employees who meet the plan's eligibility requirements. This plan, which is also a defined contribution plan, contains a profit sharing component, with tax-deferred contributions to each employee based on certain performance criteria, and also permits employees to make contributions up to the maximum limits allowed by Internal Revenue Code Section 401(k). Under the 401(k) component, the Company matches a portion of the employee's contribution under a predetermined formula based on the level of contribution and years of vesting service. Company contributions to the plan for both profit sharing and matching of employee contributions were $20.3 million, $17.9 million and $15.1 million in 1993, 1992 and 1991, respectively.

EMPLOYEE STOCK OWNERSHIP PLAN

The Company sponsors a defined contribution plan for all full-time employees through its ESOP.

     The ESOP Trust (the "Trust") borrowed $357.5 million at an interest rate of 8.6% through a 20-year loan guaranteed by the Company and used the proceeds to purchase 6,688,494 shares of ESOP Preference Stock from the Company. The original liquidation value of the ESOP Preference Stock is guaranteed by the Company. Dividends are cumulative at the stated rate or the common stock rate if higher.

     Contributions to the ESOP, plus the dividends paid on the ESOP Preference Stock held by the Trust, are used to repay the loan principal and interest. Dividends paid were $29.6 million, $25.8 million and $25.9 million in December 1993, October 1992 and October 1991, respectively. Cash contributions made by the Company were $7.9 million, $7.4 million and $4.1 million, respectively, in the same periods. Interest costs incurred by the Trust were approximately $29.5 million in 1993, $29.8 million in 1992 and $29.9 million in 1991.

     Compensation expense of $5.7 million, $5.5 million, and $5.3 million was recognized in 1993, 1992 and 1991, respectively. The difference between the cash contribution and the expense recognized is credited to the Guaranteed ESOP Obligation.

INCOME TAXES

     Effective January 1, 1993, the Company adopted SFAS No. 109. The cumulative effect of this accounting change was not material.

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31, were as follows:

- --------------------------------------------------------
($ in thousands)                                    1993
- --------------------------------------------------------
Deferred tax assets:

Inventories                                    $  30,852
Other assets                                      21,920
Employee benefits                                 53,915
- --------------------------------------------------------
Total deferred tax assets                        106,687
- --------------------------------------------------------
Deferred tax liabilities:
Property, plant and equipment                     56,658
- --------------------------------------------------------
Net deferred tax assets                        $  50,029
========================================================

      The provision for income taxes at December 31 consisted of the following:
- --------------------------------------------------------
($ in millions)            1993         1992        1991
- --------------------------------------------------------
Federal                 $ 170.2      $  99.1     $ 189.4
State                      50.2         26.6        53.5
- --------------------------------------------------------
                        $ 220.4      $ 125.7     $ 242.9
========================================================

     Reconciliations of the effective tax rates to the U.S. statutory income tax rate are as follows:
- --------------------------------------------------------
Percent of pre-tax income      1993       1992      1991
- --------------------------------------------------------
Effective tax rate             36.8       37.5      38.0
State income taxes, net of
 Federal tax benefit           (5.4)      (5.2)     (5.5)
51% owned subsidiaries
 excluded from the
 consolidated Federal
 income tax return              2.6        4.4       2.2
Goodwill                       (0.8)      (3.9)     (0.7)
Other                           1.8        1.2       --
- --------------------------------------------------------
Statutory income tax rate      35.0       34.0      34.0
========================================================

     The provision for income taxes includes a net deferred tax benefit of $103.4 million in 1993, and net deferred tax charges of $97.6 million in 1992 and $1.2 million in 1991. For 1992 and 1991, deferred income taxes relate principally to costs associated with the strategic realignment program, the capitalization of inventory costs, depreciation, employee related benefits, and leased property under capital leases.

SUPPLEMENTAL CASH FLOW INFORMATION

During the years ended December 31, the Company had the following non-cash financing and investing activities:

- ---------------------------------------------------------------------
($ in thousands)                1993             1992            1991
- ---------------------------------------------------------------------
Fair value of
 assets acquired             $ 61,144        $ 26,417       $ 129,306
Fair value of common
 stock reissued
 from treasury                   --              --            37,754
Cash paid                      38,814          25,691          40,480
- ---------------------------------------------------------------------
Liabilities assumed          $ 22,330        $    726       $  51,072
- ---------------------------------------------------------------------
Book value of common
 stock issued in
 pooling of interests        $ 18,976        $     --       $      --
Notes received for
  operations sold              29,413              --          19,201
=====================================================================

     Cash payments for income taxes and interest for the year ended December 31 were as follows:

- ---------------------------------------------------------------------
($ in thousands)                  1993           1992            1991
- ---------------------------------------------------------------------
Income taxes                $  157,240      $ 236,975       $ 223,094
Interest (net of
 amounts capitalized)           25,747         26,628          30,317
=====================================================================

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 112, "Employers' Accounting for Postemployment Benefits" ("SFAS No. 112") which requires the recognition of an obligation for benefits provided to former or inactive employees after employment but before retirement, must be implemented in fiscal 1994. Had the Company adopted SFAS No. 112 in 1993, the impact would have been immaterial to the consolidated financial statements.

SUBSEQUENT EVENT

Included in accounts receivable is a $29.4 million note received in connection with the sale of the Chess King division (the "Note"). Subsequent to year end, the issuer of the Note (the "Purchaser") filed for protection under Chapter 11 of the United States Bankruptcy Code. On March 1, 1994, the Company sold the Note to a third party and realized a loss of approximately $4.0 million, which was recorded in the 1993 consolidated financial statements.

     MRC continues to guarantee rental and lease related charges for 423 of the Chess King leases sold, the present value of which is approximately $91.0 million. Pursuant to the terms of sale of the Note, the Company will be indemnified for 52.5% of any costs incurred under these guarantees for the duration of the Purchaser's bankruptcy. As such, the Company's potential liability under the guarantees is uncertain.

SUMMARY OF QUARTERLY RESULTS
- -----------------------------------------------------------------------------
(Unaudited; $ in thousands, except per share data)
- -----------------------------------------------------------------------------
                    1st Quarter    2nd Quarter    3rd Quarter     4th Quarter
Net Sales
1993                $ 2,033,011    $ 2,537,395    $ 2,355,376     $ 3,509,619
1992                  2,059,351      2,495,073      2,390,584       3,487,835
- -----------------------------------------------------------------------------
Gross Profit
- -----------------------------------------------------------------------------
1993                $   694,749    $   926,835    $   853,159     $ 1,296,263
1992                    731,520        948,978        892,344       1,330,762
- -----------------------------------------------------------------------------
Earnings (Loss) before Cumulative Effect of Change in Accounting Principle
- -----------------------------------------------------------------------------
1993                $   (21,686)    $   74,525     $   41,504      $  237,447
1992                    (13,609)        77,077         55,269          37,243
- -----------------------------------------------------------------------------
Net Earnings (Loss)
- -----------------------------------------------------------------------------
1993                $   (21,686)    $   74,525     $   41,504     $   237,447
1992                    (36,160)        77,077         55,269          37,243
- -----------------------------------------------------------------------------
Earnings (Loss) Per Share before Cumulative Effect of Change in Accounting Principle
- -----------------------------------------------------------------------------
1993 Primary        $      (.24)    $      .67     $      .35      $     2.22
1993 Fully Diluted *       (.24)           .67            .35            2.12
1992 Primary               (.17)           .70            .49             .32
- -----------------------------------------------------------------------------
Net Earnings (Loss) Per Share
- -----------------------------------------------------------------------------
1993 Primary        $      (.24)    $      .67     $      .35      $     2.22
1993 Fully Diluted *       (.24)           .67            .35            2.12
1992 Primary               (.38)           .70            .49             .32
=============================================================================
*Dilutive effect in the fourth quarter due to the assumed conversion of the ESOP Preference Stock and the seasonality of earnings.

MARKET INFORMATION

     Melville Corporation's common stock is listed on the New York Stock Exchange. Its trading symbol is MES. Information with respect to quarterly trading ranges (based on low/high stock prices) and dividends paid per share is as follows:

- ------------------------------------------------------------------------------------------------
                1st Quarter     2nd Quarter     3rd Quarter      4th Quarter            Year
- ------------------------------------------------------------------------------------------------
Market Price Per Share
- ------------------------------------------------------------------------------------------------
1993            $46 3/4--54 3/4 $43 3/4--48 1/4 $42 1/4--47 1/8  $38 7/8--45 5/8 $38 7/8--54 3/4
1992             42 1/2--52      43 1/2--51 1/4  44 1/4--50 7/8   47 1/2--55      42 1/2--55
- ------------------------------------------------------------------------------------------------
Dividends Paid Per Share
- ------------------------------------------------------------------------------------------------
1993                $   .38          $  .38          $  .38           $  .38          $ 1.52
1992                    .37             .37             .37              .37            1.48
================================================================================================

SEGMENT INFORMATION

The Company is a specialty retailer conducting business through retail stores in four business segments: prescription drugs, health and beauty aids; apparel; footwear; and toys and household furnishings. Information about operations for each of these segments is summarized as follows:

- -------------------------------------------------------------------------------------------------------------------------
($ in thousands)                                                                      1993           1992            1991
- -------------------------------------------------------------------------------------------------------------------------
Prescription Drugs, Health and Beauty Aids
- -------------------------------------------------------------------------------------------------------------------------
Net sales                                                                      $ 3,948,197    $ 3,632,066     $ 3,526,401
Operating profit (a)                                                               195,670        149,182         206,106
Identifiable assets at December 31                                               1,592,964      1,492,471       1,525,541
Depreciation and amortization                                                       56,883         60,233          55,985
Additions to property, plant, equipment and leasehold improvements                 104,592        111,802          74,281
- -------------------------------------------------------------------------------------------------------------------------
Apparel
- -------------------------------------------------------------------------------------------------------------------------
Net sales                                                                        3,395,926      3,486,065       3,243,159
Operating profit (a)                                                               181,922        125,893         222,968
Identifiable assets at December 31                                               1,348,385      1,378,091       1,308,957
Depreciation and amortization                                                       75,963         78,566          69,898
Additions to property, plant, equipment and leasehold improvements                 154,247        105,037         117,626
- -------------------------------------------------------------------------------------------------------------------------
Footwear
- -------------------------------------------------------------------------------------------------------------------------
Net sales                                                                        1,713,093      1,840,022       1,747,415
Operating profit (a)                                                               168,979         91,984         161,876
Identifiable assets at December 31                                                 568,015        572,344         582,858
Depreciation and amortization                                                       20,937         22,293          19,198
Additions to property, plant, equipment and leasehold improvements                  45,924         26,973          18,908
- -------------------------------------------------------------------------------------------------------------------------
Toys and Household Furnishings
- -------------------------------------------------------------------------------------------------------------------------
Net sales                                                                        1,378,185      1,474,690       1,369,208
Operating profit (a)                                                                89,138          2,926          91,439
Identifiable assets at December 31                                                 655,290        639,764         632,133
Depreciation and amortization                                                       34,797         37,454          30,832
Additions to property, plant, equipment and leasehold improvements                  70,948         47,191          41,031
- -------------------------------------------------------------------------------------------------------------------------
Consolidated
- -------------------------------------------------------------------------------------------------------------------------
Net sales                                                                      $10,435,401    $10,432,843     $ 9,886,183
Operating profit before corporate expenses (a)                                     635,709        369,985         682,389
Corporate expenses excluding depreciation and amortization (b)                       9,364          6,629          11,582
Corporate depreciation and amortization                                              3,008          2,462           1,197
Interest expense, net                                                               23,810         25,398          29,512
- -------------------------------------------------------------------------------------------------------------------------
Earnings before income taxes and minority interests                            $   599,527    $   335,496     $   640,098
- -------------------------------------------------------------------------------------------------------------------------
Identifiable assets at December 31                                             $ 4,164,654    $ 4,082,670     $ 4,049,489
Corporate assets                                                                   107,746        131,392          35,746
- -------------------------------------------------------------------------------------------------------------------------
Total assets at December 31                                                    $ 4,272,400    $ 4,214,062     $ 4,085,235
- -------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                                  $   191,588    $   201,008     $   177,110
- -------------------------------------------------------------------------------------------------------------------------
Corporate additions to property, plant, equipment and
 leasehold improvements                                                             11,013         13,342           1,226
Total additions to property, plant, equipment and
 leasehold improvements                                                        $   386,724    $   304,345     $   253,072
=========================================================================================================================

Operating profit is defined as total revenues less operating expenses. Identifiable assets include those assets directly related to each segment's operations.
Capital additions exclude  acquisitions.

(a) In 1992, includes the effect of the strategic realignment charge.
(b) Includes general corporate expenses as well as net expenses related to other corporate managed subsidiaries.

FIVE-YEAR FINANCIAL SUMMARY

Melville Corporation and Subsidiary Companies



                                                                                      ($ in thousands, except per share data)
- --------------------------------------------------------------------------------------------------------------------------------
Results for the Year                                         1993(a)        1992           1991           1990           1989
- --------------------------------------------------------------------------------------------------------------------------------
Net Sales                                             $10,435,401    $10,432,843    $ 9,886,183    $ 8,686,765    $ 7,553,971
Wages and Compensation                                  1,338,881      1,315,564      1,257,756      1,053,440        969,309
Taxes                                                     449,563        329,778        439,272        419,038        400,273
Earnings  before Income Taxes, Minority
 Interests and Cumulative Effect of

 Change in Accounting Principle                           599,527        335,496        640,098        687,338        704,305
Earnings before Cumulative Effect of Change in
 Accounting Principle                                     331,790        155,980        346,681        385,261        398,076
Net Earnings                                              331,790        133,429        346,681        385,261        398,076
Dividends Declared                                        184,934        180,324        174,517        172,210        164,765
- --------------------------------------------------------------------------------------------------------------------------------
Per Share of Common Stock
- --------------------------------------------------------------------------------------------------------------------------------
Earnings before Cumulative Effect of
 Change in Accounting Principle                      $       3.00    $      1.34    $      3.20    $      3.59    $      3.56
Net Earnings                                                 3.00           1.13           3.20           3.59           3.56
Dividends                                                    1.52           1.48           1.44           1.42           1.30
Book Value                                                  21.33          19.83          20.06          17.99          15.76
================================================================================================================================
End of Year Position
- --------------------------------------------------------------------------------------------------------------------------------

Current Assets                                       $  2,398,390    $ 2,441,672    $ 2,369,993    $ 2,113,235    $ 1,874,530
Current Liabilities                                     1,328,097      1,380,919      1,330,227      1,147,717        808,863
Current Ratio                                                 1.8            1.8            1.8            1.8            2.3
Total Assets                                         $  4,272,400    $ 4,214,062    $ 4,085,235    $ 3,662,157    $ 3,031,767
Total Long-Term Obligations and
 Redeemable Preferred Stock                               365,936        376,417        385,483        396,430        391,361
Percent of Long-Term Obligations to Total Capitalization     14.0           15.3           15.5           17.6           19.4
- --------------------------------------------------------------------------------------------------------------------------------
Property, Plant, Equipment and Leasehold Improvements
- --------------------------------------------------------------------------------------------------------------------------------
Net of Accumulated Depreciation and Amortization     $  1,302,200    $ 1,207,871    $ 1,105,287    $   965,085    $  766,560
Capital Additions                                         386,724        304,345        253,072        231,132        202,570
- --------------------------------------------------------------------------------------------------------------------------------
Percent of Net Sales
- --------------------------------------------------------------------------------------------------------------------------------
Earnings  before Income Taxes, Minority
 Interests and Cumulative Effect of
 Change in Accounting Principle                               5.7            3.2            6.5            7.9            9.3
Earnings before Cumulative Effect of Change in
 Accounting Principle                                         3.2            1.5            3.5            4.4            5.3
Net Earnings                                                  3.2            1.3            3.5            4.4            5.3
- --------------------------------------------------------------------------------------------------------------------------------
Return on Beginning Shareholders' Equity                     16.0%           6.4%          18.7%          23.8%          23.3%
- --------------------------------------------------------------------------------------------------------------------------------
Number of Stores                                            7,282         8,213           8,293          7,754          6,930
================================================================================================================================

(a) Excludes stores designated to be closed in connection with the 1992 strategic realignment program.

                                                       EXHIBIT 18


                                                 February 10, 1994

The Board of Directors
Melville Corporation, Inc.

Dear Members:

We have audited the consolidated balance sheets of Melville Corporation and subsidiary companies as of December 31, 1993 and 1992 and the related consolidated statements of earnings, shareholders' equity and cash flows for each of the years in the three-year period ended December 31,1993, and have reported thereon under date of February 10, 1994 except as to the Subsequent Event note, which is as of March 1, 1994. The aforementioned consolidated financial statements and our audit report thereon are included in the Company's 1993 Annual Report to Shareholders which is incorporated by reference in the Company's annual report on Form 10-K for the year ended December 31, 1993. As stated on page 41 of the 1993 Annual Report to Shareholders, the Company changed its method of determining retail price indices used in the valuation of LIFO inventories in 1993, and states that the newly adopted method is preferable in the circumstances because the indices used in 1993 more accurately measure inflation or deflation in the Company's own retail prices. In accordance with your request, we have reviewed and discussed with Company officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, for purposes of Melville Corporation's compliance with the requirements of the Securities and Exchange Commission, we are furnishing this letter.

Based on our review and discussion, with reliance on management's business judgment and planning, we concur that the newly adopted method of accounting is preferable in the Company's circumstances.

                                                 Very truly yours,


                                              /s/KPMG PEAT MARWICK
                                              KPMG Peat Marwick