Form 10-K, Exhibit 13
MELVILLE CORP
filed 1995-03-29
CIK 64803

Exhibit 13

FINANCIAL HIGHLIGHTS

                    Melville Corporation 1994 Annual Report



------------------------------------------------------------------------------------------------------------------------------------
($ and shares in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------------------
Operating Results                                                                        1994                  1993        % Change
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                                         $11,285,561           $10,435,401            8.1
Operating Profit                                                                      610,742               623,337           (2.0)
Earnings before Income Taxes and Minority Interests                                   578,106               599,527           (3.6)
Net Earnings                                                                          307,470               331,790           (7.3)
Dividends on Common Stock                                                             160,422               159,686            0.5
Dividends on Preferred and Preference Stock                                            24,929                25,248           (1.3)
------------------------------------------------------------------------------------------------------------------------------------
Per Share of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Net Earnings                                                                      $      2.75           $      3.00           (8.3)
Dividends                                                                                1.52                  1.52             --
------------------------------------------------------------------------------------------------------------------------------------
Financial Position at Year End
------------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents                                                         $   117,035           $    80,971           44.5
Inventories                                                                         2,138,243             1,858,772           15.0
Working Capital                                                                     1,007,757             1,091,323           (7.7)
Shareholders' Equity                                                                2,381,605             2,246,846            6.0
------------------------------------------------------------------------------------------------------------------------------------
Key Percentages
------------------------------------------------------------------------------------------------------------------------------------
Operating Profit as a Percentage of Net Sales                                             5.4                   6.0
Earnings before Income Taxes and Minority Interests
   as a Percentage of Net Sales                                                           5.1                   5.7
Net Earnings as a Percentage of Net Sales                                                 2.7                   3.2
Return on Beginning Shareholders' Equity                                                 13.7                  16.0
------------------------------------------------------------------------------------------------------------------------------------
Statistics
------------------------------------------------------------------------------------------------------------------------------------
Weighted Average Common Shares Outstanding                                            105,481               105,069            0.4
Number of Stores                                                                        7,378                 7,282            1.3
Number of Associates                                                                  117,414               111,082            5.7
Number of Common Shareholders                                                           7,200                 7,600           (5.3)
------------------------------------------------------------------------------------------------------------------------------------

30   Melville Corporation 1994 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


Melville Corporation and Subsidiary Companies

Financial Condition
----------------------------------------------------------------------------
($ in millions)                           1994           1993           1992
----------------------------------------------------------------------------
Cash and cash
 equivalents                            $117.0         $ 81.0         $145.1
Cash flows provided
 by operating activities                 498.4          435.9          559.4
Daily average of short-
 term borrowings                         567.4          464.8          542.2
Maximum short-term
 borrowings                              948.5          875.0          820.0
Short-term borrowings
 outstanding at year end                 200.0           90.0             -
Net interest expense                      32.6           23.8           25.4
----------------------------------------------------------------------------
Ratios
----------------------------------------------------------------------------
Long-term obligations
 to total capitalization                  12.8%          14.0%          15.3%
Long-term obligations
 to shareholders equity                   14.7%          16.2%          18.1%
Current ratio                              1.6            1.8            1.8
----------------------------------------------------------------------------
The Company's primary source of liquidity is cash provided from its operations. Since 70% of the Company's earnings occur in the fourth quarter, however, it utilizes short-term borrowings, primarily commercial paper issuances, to finance its seasonal inventory needs and capital expenditures throughout the year. Borrowing levels were higher in 1994 as compared to 1993 due to increased capital expenditures while earnings were lower.

   Net interest expense is a function of interest rates and short-term borrowing levels. The increase in net interest expense in 1994 relative to 1993 and 1992 reflects higher interest rates as well as higher borrowing levels.

   Current assets increased due primarily to a $279.5 million increase in inventories. The increase in inventories is due to new store openings, the early receipt of spring merchandise, opportunistic purchases and increased stock levels required for our larger store formats. Accounts receivable decreased despite higher sales due to the settlement of a disposition related receivable included in the 1993 balance. The allowance for doubtful accounts decreased due to CVS' new pharmacy system, which allows faster verification of third party coverage. Prepaid expenses decreased as utilization of realignment reserves resulted in decreased deferred taxes.

   Current liabilities increased due to higher accounts payable and notes payable balances related to the higher inventories. In addition, the timing of payments, particularly the payment of the 1994 ESOP dividends made after year-end, as well as salaries, store rentals and state income taxes led to an increase in accrued expenses.

Capital Expenditures
----------------------------------------------------------------------------
($ in millions)
                                        1994           1993             1992
----------------------------------------------------------------------------
Capital expenditures                  $421.4         $386.7           $304.3
----------------------------------------------------------------------------
Expenditures in all years were principally for improvements to new and existing store locations, store equipment and information systems. Capital expenditures for 1995 are estimated at $325.0 million and are primarily for new store openings, continuing improvements to stores and continued investments in information systems and distribution centers.

Results of Operations
----------------------------------------------------------------------------
($ in millions, except
per share amounts)                      1994            1993            1992
----------------------------------------------------------------------------
Net sales                          $11,285.6       $10,435.4       $10,432.8
Same store sales increase                3.3%            0.1%            3.2%
----------------------------------------------------------------------------
Operating profit before
 realignment charge                $   610.7       $   623.3       $   707.9
Realignment charge                       -               -             347.0
Operating profit                       610.7           623.3           360.9
Net earnings before
 realignment charge and
 accounting change                     307.5           331.8           381.4
----------------------------------------------------------------------------
Net earnings                       $   307.5       $   331.8       $   133.4
----------------------------------------------------------------------------
Net earnings per share
 before realignment
 charge and accounting
 change                            $    2.75       $    3.00       $    3.50
Net earnings per share                  2.75            3.00            1.13
----------------------------------------------------------------------------
Percentage of net sales
----------------------------------------------------------------------------
Cost of goods sold,
 buying and
 warehousing costs                      64.3            63.9            62.6
Store operating, selling,
 general and
 administrative expenses                28.5            28.3            28.7
----------------------------------------------------------------------------

Net Sales

Consolidated net sales for the year ended December 31, 1994 were $11.3 billion representing an 8.1% increase over 1993. Sales for the fourth quarter of 1994, which included six fewer selling days than the fourth quarter of 1993, were $3.7 billion, an increase of 4.3% over the prior year. The consolidated operating results, however, exclude those of Chess King, Prints Plus and Accessory Lady after their dispositions on May 17, May 29, and October 16, 1993, respectively.

                                    Melville Corporation 1994 Annual Report   31


Adjusting for these factors, consolidated net sales would have increased 9.4% for the year and 4.4% for the quarter. CVS, Kay-Bee, and Linens 'n Things generated positive sales growth throughout the year while disappointing performances at Wilsons and Thom McAn offset these improvements.

   Consolidated net sales in 1993 were impacted by the 1993 dispositions and the exclusion of sales of the stores designated to be closed by Thom McAn and Kay-Bee under the 1992 strategic realignment program. Adjusting for these factors, net sales in 1993 increased 4.8%.

   Increases in consolidated net sales differ from same store sales increases mainly due to acquisitions, dispositions and store openings and closings. The 1994 increase in same store sales was due primarily to very strong performances at CVS and Kay-Bee offset by poor results at Marshalls and Wilsons. The lower same store sales increase in 1993 resulted primarily from weakness in the apparel and footwear segments.

Net Earnings

Consolidated net earnings for 1994 were negatively impacted by disappointing performances in our apparel and footwear segments, and by costs related to the Company's guarantees for leased properties of businesses sold to purchasers who subsequently filed for bankruptcy protection. In addition to the $5.8 million pre-tax reserve established last year for anticipated lease settlement costs for the remaining Freddy's leases, an additional pre-tax reserve of $17.5 million was set aside, $14.2 million of which was recorded in the fourth quarter, to cover anticipated future obligations. These obligations relate principally to Chess King leases rejected in bankruptcy by Merry-Go-Round Enterprises, the purchaser of Chess King. Management is confident that these reserves are adequate to cover the Company's obligations under these guarantees.

   In 1993, net earnings were increased by $10.0 million due to a change in the Company's method of determining retail price indices used in the valuation of inventories valued on a last-in, first-out basis. This was offset by a disappointing performance in our apparel segment, a gross margin decline at CVS and a pre-tax $4.0 million reserve for the loss on sale of the note received in connection with the sale of Chess King.

   Under the strategic realignment program formulated during the fourth quarter of 1992, the Company recorded an after-tax, non-cash charge of $222.0 million ($2.13 per share), and elected to record an after-tax, non-cash charge of $22.6 million ($0.21 per share) related to its change in accounting for postretirement benefits.

   Net earnings per share declined due to the factors noted above.
Adjusted to exclude the impact of the real estate costs, net earnings per share in 1994 would have been $2.86. Adjusted to exclude the impact of the two special charges, net earnings per share in 1992 would have been $3.50.

Strategy Development and Review

At year-end, the Company initiated a comprehensive strategic review, the objective of which is to maximize the Company's sales and profits by examining its mix of businesses.

    By the end of 1994, the Company has completed many of the objectives of the 1992 strategic realignment program. To date, the Company has closed over 300 Thom McAn stores, and about 200 of the Kay-Bee and Linens 'n Things stores designated to be closed or converted under the program. In 1993, three divisions, Chess King, Prints Plus and Accessory Lady, were sold and accelerated remodeling programs at CVS and Marshalls were completed. To date, $301.6 million of the pre-tax amount recorded has been utilized.

Costs and Expenses

Cost of goods sold, buying and warehousing costs continue to increase as a percentage of consolidated net sales, reflecting the increased proportion of the prescription drugs, health and beauty care segment to total operations, compounded by continued pressure on third party providers to offer prescriptions at lower prices. In addition, lower initial markon and increased markdowns in our other segments have contributed to the erosion of gross margin.

   Store operating, selling, general and administrative expenses increased as a percentage of consolidated net sales in 1994 as compared to a decrease in 1993. The 1994 increase resulted from fixed costs which were not adequately leveraged due to sales shortfalls at several divisions, which offset favorable trends in variable expense categories. Additionally, 1994 included lease settlement costs related to guarantees of Chess King and Freddy's stores sold. Excluding the effect of these one-time costs, the ratio of store operating, selling, general and administrative expenses as a percentage of consolidated net sales was flat with the prior year.

   The decrease in the ratio of store operating, selling, general and administrative expenses as a percentage of consolidated net sales in 1993 stemmed from the success of the various cost containment programs underway which have enabled the Company to make significant progress in reducing its variable cost structure.

Accounting Changes

The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 112, "Employers' Accounting for Postemployment Benefits", effective January 1, 1994, the impact of which was immaterial.

   Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes", the impact of which was also immaterial.

   In 1992, the Company adopted SFAS No. 106,"Employers' Accounting for Postretirement Benefits Other Than Pensions", and recorded a one-time, after-tax, non-cash charge of $22.6 million to recognize the cumulative effect of the accounting change.

32   Melville Corporation 1994 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Melville Corporation and Subsidiary Companies

Prescription Drugs, Health and Beauty Care
------------------------------------------------------------------------------
($ in millions)                                1994         1993          1992
------------------------------------------------------------------------------
Net sales                                  $4,330.1     $3,948.2      $3,632.1
Operating profit before
 realignment charge                           227.7        195.7         208.6
Operating profit                              227.7        195.7         149.2
------------------------------------------------------------------------------
Percent change from prior year
------------------------------------------------------------------------------
Net sales                                       9.7          8.7           3.0
Same store sales                                6.0          5.7           7.7
Operating profit before
 realignment charge                            16.3         (6.2)          1.2
Operating profit                               16.3         31.2         (27.6)
------------------------------------------------------------------------------
Percent of consolidated total
------------------------------------------------------------------------------
Net sales                                      38.4         37.9          34.9
Operating profit*                              35.2         30.8          40.3
------------------------------------------------------------------------------
*Before corporate expenses.

CVS achieved very favorable increases in both net sales and same store sales in 1994. Lower margined pharmacy sales increased 14.7% in 1994 and 24.1% in 1993 due to an expansion of the division's managed care business and the ability of the company to capitalize on its dominant market share. Various micro-marketing initiatives, and an expansion of private label merchandise lines, also helped to increase front store sales.

   Net sales in 1993 reflect the success of the "Peoples Celebration Event" launched in late May, 1993 to reintroduce these stores to the Washington, D.C. market. Same store sales increased 7.0% in the fourth quarter of 1993 compared to 6.2% in 1992.

   Net sales in 1992 exclude the Freddy's division sold in 1991 and the CVS stores in California sold in February, 1992. Adjusting for these dispositions, net sales would have increased 11.5% in 1992.

   Operating profit in 1994 increased despite the larger proportion of pharmacy business as 1993 investments in technology yielded lower operating costs and better inventory control, resulting in lower markdowns.

   Operating profit decreased in 1993 due to the impact of increased lower margined prescription sales and incremental costs of rolling out new point of sale and pharmacy systems.

   The 1992 realignment charge related principally to the Peoples Drug Stores remodeling program which was completed in 1993.

Apparel
------------------------------------------------------------------------------
($ in millions)                               1994          1993          1992
------------------------------------------------------------------------------
Net sales                                 $3,538.9      $3,395.9      $3,486.1
Operating profit before
 realignment charge                          161.1         181.9         230.3
Operating profit                             161.1         181.9         125.9
------------------------------------------------------------------------------
Percent change from prior year
------------------------------------------------------------------------------
Net sales                                      4.2          (2.6)          7.5
Same store sales                              (1.5)         (3.6)          3.1
Operating profit before
 realignment charge                          (11.5)        (21.0)          3.3
Operating profit                             (11.5)         44.5         (43.5)
------------------------------------------------------------------------------
Percent of consolidated total
------------------------------------------------------------------------------
Net sales                                     31.3          32.5          33.4
Operating profit*                             24.9          28.6          34.0
------------------------------------------------------------------------------
*Before corporate expenses.

The decline in same store sales for this segment reflects the prolonged nationwide slump in apparel sales, especially the off-price channel, as consumers shifted spending to durables, home related goods and consumer electronics. Underscoring the national trend, Marshalls' gifts and domestics departments experienced a 19.6% increase in net sales while its total sales increased 6.4% over 1993. The expansion of Bob's also contributed to the growth in net sales. Sales decreased at Wilsons for a second year due to weakness in the leather outerwear market which was compounded by overall warm temperatures in fall and early winter.

   The 1993 decrease in net sales was due to the sale of Chess King and Accessory Lady and lower net sales at Wilsons. Adjusting for the divisions sold, net sales in the segment would have increased 2.3% in 1993.

   Operating profit decreased in 1994 and 1993 because of lower same store sales and gross margins resulting from the heightened promotional activity throughout the apparel industry. This was partially offset by the exclusion of the unprofitable Chess King division and strong control of variable expenses at both Marshalls and Wilsons.

   Despite the negative impact of decreased sales and profits at Chess King, operating profit in 1992 before the realignment charge increased due to strong sales at Marshalls, coupled with strict expense control.


   The realignment charge recorded in 1992 related to the write-down of certain non-performing assets as well as an estimated loss on sale for the Chess King and Accessory Lady divisions.

                                    Melville Corporation 1994 Annual Report   33


Footwear
------------------------------------------------------------------------------
($ in millions)                               1994          1993          1992
------------------------------------------------------------------------------
Net sales                                 $1,839.9      $1,713.1      $1,840.0
Operating profit before
 realignment charge                          158.6         169.0         180.0
Operating profit                             158.6         169.0          92.0
------------------------------------------------------------------------------
Percent change from prior year
------------------------------------------------------------------------------
Net sales                                      7.4          (6.9)          5.3
Same store sales                               2.4          (2.5)         (1.8)
Operating profit before
 realignment charge                           (6.2)         (6.1)         11.2
Operating profit                              (6.2)         83.7         (43.2)
------------------------------------------------------------------------------
Percent of consolidated total
------------------------------------------------------------------------------
Net sales                                     16.3          16.4          17.6
Operating profit*                             24.5          26.6          24.9
------------------------------------------------------------------------------
*Before corporate expenses.

Net sales increases in 1994 at Meldisco and Footaction were offset by a decline at Thom McAn, resulting from the discontinuation of its men's athletic and children's departments in late 1993 as well as the contraction of this chain.

   Net sales decreased in 1993 due to the exclusion from operations of about 390 stores designated to be closed under the strategic realignment program and the discontinuation of product lines. Adjusting for stores excluded at Thom McAn, net sales would have increased 2.2% in 1993.

   Net sales increased in 1992 due to the acquisition of Footaction in November, 1991 coupled with a modest sales increase at Meldisco, offset by a decline at Thom McAn. Adjusting to exclude the impact of Footaction, net sales would have decreased 0.1% in 1992.

   Operating profit in 1994 decreased due to weak same store sales at Thom McAn, increased markdowns throughout the segment and higher operating costs incurred from the rapid rollout of 32 new Footaction superstores, 27 of which were opened in the second half of the year. In addition, about $5.0 million of one-time costs, principally at Meldisco related to Kmart store closings and other contingencies, negatively impacted profits.

   Operating profit decreased in 1993 due to lower same store sales, particularly at Thom McAn, and higher markdowns, which offset an increase in initial markon at Meldisco. Meldisco's direct purchasing program in the Far East and Footaction's success in negotiating more favorable volume discounts, as well as strong expense control, contributed to the increase in operating profit before the realignment charge in 1992.

   The realignment charge recorded in 1992 provided for the costs of closing or redeploying about 390 Thom McAn stores. Of the remaining stores designated to be closed, about 50 are planned for 1995.

 Toys and Home Furnishings
------------------------------------------------------------------------------
($ in millions)                                1994         1993          1992
------------------------------------------------------------------------------
Net sales                                  $1,576.7     $1,378.2      $1,474.7
Operating profit before
 realignment charge                            99.4         89.1          98.1
Operating profit                               99.4         89.1           2.9
------------------------------------------------------------------------------
Percent change from prior year
------------------------------------------------------------------------------
Net sales                                      14.4         (6.5)          7.7
Same store sales                                8.3         (2.5)          1.6
Operating profit before
 realignment charge                            11.5         (9.1)          7.3
Operating profit                               11.5      2,946.4         (96.8)
------------------------------------------------------------------------------
Percent of consolidated total
------------------------------------------------------------------------------
Net sales                                      14.0         13.2          14.1
Operating profit*                              15.4         14.0           0.8
------------------------------------------------------------------------------
*Before corporate expenses.

Significant increases in net sales were reported at Kay-Bee, as it enjoyed a strong year in most merchandise categories, and at Linens 'n Things, due to the successful rollout of its superstore format and increased consumer spending in home furnishings and related products.

   Sales in 1993 benefitted from strong performances at Linens 'n Things and This End Up, offset by the disposition of Prints Plus and a decrease at Kay-Bee. The 1993 decline at Kay-Bee was due to the exclusion from operations of about 240 stores designated to be closed under the strategic realignment program and the lack of a "blockbuster" toy. Adjusting for the stores excluded and sold, net sales in 1993 would have increased 2.6% over 1992.

   In 1992, net sales increased in all of the businesses in this segment except for a slight decrease at This End Up. Adjusting for the effect of K&K toy stores acquired in 1991, net sales would have increased 5.0% in 1992.

   Operating profit improved in 1994 because of very strong sales growth and strict control of variable expenses. In addition, a favorable LIFO adjustment offset the decrease in gross margin caused by the implementation of sharper pricing strategies at Kay-Bee early in the year.

   Operating profit declined in 1993 due to decreases in same store sales and initial markon at Kay-Bee, offset partially by a pre-tax LIFO adjustment of about $14.0 million and aggressive expense control at all divisions in this segment. Favorable economic trends in the housing industry and an expansion of merchandise offerings at Linens 'n Things and This End Up also contributed to an increase in operating profit before realignment in 1992.

   The 1992 realignment charge provided primarily for costs of closing or redeploying about 240 stores at Kay-Bee and converting Linens 'n Things stores to its superstore format. Of the remaining Kay-Bee stores designated to be closed, about 25 are planned for 1995.

                                    Melville Corporation 1994 Annual Report   35

CONSOLIDATED STATEMENTS OF EARNINGS

Melville Corporation and Subsidiary Companies

                                         ($ in thousands, except per share data)
--------------------------------------------------------------------------------
Years Ended December 31                         1994          1993          1992
--------------------------------------------------------------------------------
Net sales                                $11,285,561   $10,435,401   $10,432,843
Cost of goods sold, buying
  and warehousing cost                     7,252,568     6,664,395     6,529,239
--------------------------------------------------------------------------------
                                           4,032,993     3,771,006     3,903,604
--------------------------------------------------------------------------------
Store operating, selling, general
  and administrative expenses              3,215,985     2,956,081     2,994,723
Depreciation and amortization                206,266       191,588       201,008
Realignment charge                             --            --          346,979
--------------------------------------------------------------------------------
                                           3,422,251     3,147,669     3,542,710
--------------------------------------------------------------------------------
Operating profit                             610,742       623,337       360,894
Interest expense, net                         32,636        23,810        25,398
--------------------------------------------------------------------------------
Earnings before income taxes, minority
 interests and cumulative effect of
 change in accounting principle              578,106       599,527       335,496
Provision for income taxes                   218,741       220,441       125,696
--------------------------------------------------------------------------------
Earnings before minority interests
 and cumulative effect of change in
 accounting principle                        359,365       379,086       209,800
Minority interests in net earnings            51,895        47,296        53,820
--------------------------------------------------------------------------------
Earnings before cumulative effect of
 change in accounting principle              307,470       331,790       155,980
Cumulative effect of change in
 accounting principle, net                      --            --          22,551
--------------------------------------------------------------------------------
Net earnings                             $   307,470   $   331,790   $   133,429
--------------------------------------------------------------------------------
Per Share of Common Stock
--------------------------------------------------------------------------------
Earnings before cumulative effect
 of change in accounting principle       $      2.75   $      3.00   $      1.34
Cumulative effect of change
 in accounting principle, net                   --            --            0.21
--------------------------------------------------------------------------------
Net earnings per share
 of common stock                         $      2.75   $      3.00   $      1.13
--------------------------------------------------------------------------------
See accompanying notes to consolidated financial statements.

36   Melville Corporation 1994 Annual Report

CONSOLIDATED BALANCE SHEETS

Melville Corporation and Subsidiary Companies
                                                               ($ in thousands)
-------------------------------------------------------------------------------
As of December 31                                          1994            1993
-------------------------------------------------------------------------------
Assets
-------------------------------------------------------------------------------
Current Assets:
Cash and cash equivalents                             $  117,035     $   80,971
Accounts receivable, net                                 229,833        243,998
Inventories                                            2,138,243      1,858,772
Prepaid expenses                                         165,388        200,290

-------------------------------------------------------------------------------
Total Current Assets                                   2,650,499      2,384,031
-------------------------------------------------------------------------------

Property, plant, equipment and leasehold
improvements, at cost:
Land                                                      32,917         25,584
Buildings and improvements                               222,939        186,025
Fixtures and equipment                                 1,246,682      1,051,152
Leasehold improvements                                   687,095        623,403

-------------------------------------------------------------------------------
                                                       2,189,633      1,886,164
Less accumulated depreciation and amortization           674,727        583,964
-------------------------------------------------------------------------------
Net property, plant, equipment and
 leasehold improvements                                1,514,906      1,302,200

Leased property under capital leases,
 net of accumulated amortization                          12,016         14,677

Deferred charges and other assets                        109,641        113,455

Goodwill, net of accumulated amortization
 of $94,987 in 1994 and $81,531 in 1993                  448,427        443,678
-------------------------------------------------------------------------------
Total Assets                                          $4,735,489     $4,258,041
-------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                   Melville Corporation 1994 Annual Report   37

                             ($ and shares in thousands, except per share data)
-------------------------------------------------------------------------------
                                                           1994            1993
-------------------------------------------------------------------------------
Liabilities
-------------------------------------------------------------------------------
Current Liabilities:
Accounts payable                                    $   660,691      $  559,469
Accrued expenses                                        659,502         558,270
Notes payable                                           200,000          90,000
Federal income taxes                                    102,008          74,376
Other current liabilities                                20,541          10,593
-------------------------------------------------------------------------------
Total Current Liabilities                             1,642,742       1,292,708
-------------------------------------------------------------------------------
Long-term debt                                          331,340         341,763
Deferred income taxes                                    81,702          83,333
Other long-term liabilities                             188,126         198,203
Minority interests in subsidiaries                      108,644          93,858
-------------------------------------------------------------------------------
Redeemable Preferred Stock
-------------------------------------------------------------------------------
Cumulative preferred stock, Series B,
 $4.00 dividend, par value $100, redeemable
 at par plus accrued dividends; authorized
 and issued 17 shares in 1994 and 1993; 4 shares
 held in treasury in 1994 and 1993                        1,330           1,330
-------------------------------------------------------------------------------
Shareholders' Equity
-------------------------------------------------------------------------------
Preference stock, par value $1.00, authorized
 50,000 shares; Series One ESOP Convertible,
 liquidation value $53.45; issued and outstanding
 6,379 in 1994 and 6,499 in 1993                        340,948         347,346
Guaranteed ESOP Obligation                             (328,096)       (328,570)
Common stock, par value $1.00, authorized
 300,000 shares, issued 111,454 and 111,278,
 outstanding 105,642 and 105,346, net of
 treasury shares, in 1994 and 1993, respectively        111,454         111,278
Capital surplus                                          48,122          42,123
Retained earnings                                     2,494,383       2,364,322
Cumulative translation adjustment                        (1,421)             --
Common stock in treasury, at cost; 5,812
 and 5,932 shares in 1994 and 1993,
 respectively                                          (283,785)       (289,653)
-------------------------------------------------------------------------------
Total Shareholders' Equity                            2,381,605       2,246,846
-------------------------------------------------------------------------------
Total Liabilities and Equity                        $ 4,735,489     $ 4,258,041
-------------------------------------------------------------------------------

38   Melville Corporation 1994 Annual Report

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Melville Corporation and Subsidiary Companies

                                                                                            ($ in thousands, except per share data)
-----------------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                       Preference        Guaranteed        Common         Capital      Retained    Treasury
1994, 1993 and 1992                                 Stock   ESOP Obligation         Stock         Surplus      Earnings       Stock
-----------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1991               $   355,275        $ (342,163)   $  110,678       $  36,563   $ 2,245,700  $ (315,816)
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                                                    133,429
Purchase of Series B preferred shares for
 treasury (237 shares)                                                                                  7
Conversion of Series One ESOP Preference
 Stock through the reissuance of common
 stock held in treasury (50,358 shares)            (2,692)                                            223                     2,469
Dividends:
 Series One ESOP Convertible Preference
  Stock ($3.90 per share), net                                                                                  (15,670)
 Series B preferred ($4.00 per share)                                                                               (54)
 Common ($1.48 per share)                                                                                      (154,530)
Exercise of stock options and net shares
 awarded under stock plans                                                           469           16,491                       (85)
Conversion of Subordinated Debentures                                                  3               18
Reduction of Guaranteed ESOP Obligation                               6,286
-----------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1992                   352,583          (335,877)     111,150           53,302     2,208,875    (313,432)
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                                                    331,790
Reissuance of common stock held in treasury
  for business acquired (387,110 shares)                                                          (16,459)          149      18,976
Purchase of Series B preferred shares for
 treasury (75 shares)                                                                                   3
Conversion of Series One ESOP Preference
 Stock through the reissuance of common
 stock held in treasury (97,987 shares)            (5,237)                                            434                     4,803
Dividends:
 Series One ESOP Convertible Preference
  Stock ($3.90 per share), net                                                                                  (16,753)
 Series B preferred ($4.00 per share)                                                                               (53)
 Common ($1.52 per share)                                                                                      (159,686)
Exercise of stock options and net shares
 awarded under stock plans                                                           128            4,843
Reduction of Guaranteed ESOP Obligation                              7,307
-----------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1993                   347,346         (328,570)      111,278           42,123     2,364,322    (289,653)
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                                                                    307,470
Conversion of Series One ESOP Preference
 Stock through the reissuance of common
 stock held in treasury (119,696 shares)           (6,398)                                            530                     5,868
Dividends:
 Series One ESOP Convertible Preference
  Stock ($3.90 per share), net                                                                                  (16,934)
 Series B preferred ($4.00 per share)                                                                               (53)
 Common ($1.52 per share)                                                                                      (160,422)
Exercise of stock options and net shares
 awarded under stock plans                                                           173            5,447
Conversion of Subordinated Debentures                                                  3               22
Reduction of Guaranteed ESOP Obligation                               474
-----------------------------------------------------------------------------------------------------------------------------------
Balance as of December 31, 1994               $   340,948     $  (328,096)     $ 111,454      $    48,122   $ 2,494,383  $ (283,785)
-----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

                                      Melville Corporation 1994 Annual Report 39

CONSOLIDATED STATEMENTS OF CASH FLOWS

Melville Corporation and Subsidiary Companies



                                                                                                ($ in thousands)
----------------------------------------------------------------------------------------------------------------
Years ended December 31                                                           1994         1993         1992
----------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net earnings                                                                 $ 307,470    $ 331,790    $ 133,429
Adjustments to reconcile net earnings to net cash provided
 by operating activities:
 Realignment charge                                                                 --           --      346,979
 Cumulative effect of change in accounting principle                                --           --       37,587
 Depreciation and amortization                                                 206,266      191,588      201,008
 Minority interests in net earnings                                             51,895       47,296       53,820
 Increase (decrease) in deferred income taxes and other noncash items            1,993       15,595      (93,417)
Change in assets and liabilities, excluding acquisitions and dispositions:
 (Increase) decrease in accounts receivable, net                               (15,013)      33,484      (31,728)
 Increase in inventories                                                      (266,069)     (86,344)     (25,184)
 Increase in prepaid expenses, deferred charges and other assets               (14,123)     (14,392)     (26,239)
 Increase (decrease) in accounts payable and accrued expenses                  125,849     (125,150)     (10,335)
 Increase (decrease) in Federal income taxes payable
  and other liabilities                                                        100,093       42,016      (26,509)
----------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                      498,361      435,883      559,411
----------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
Additions to property, plant, equipment and leasehold improvements            (421,375)    (386,724)    (304,345)
Proceeds from the sale or disposal of property, plant, equipment and leasehold improvements, leased property under capital leases,
  and operations or assets sold                                                 86,899       97,940       81,655
Acquisitions, net of cash                                                      (36,556)     (41,534)     (25,687)
----------------------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities                                         (371,032)    (330,318)    (248,377)
----------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
Dividends paid or payable                                                     (225,500)    (245,635)    (239,467)
Additions to (reductions of) notes payable                                     110,000       90,000      (50,000)
Increase (decrease) in book overdrafts                                          26,931       (6,701)      39,050
Proceeds from the issuance of common stock                                       3,152        5,799       15,537
Reductions of long-term debt and obligations under capital leases               (4,423)     (13,190)      (9,641)
Effect of currency fluctuation                                                  (1,421)          --           --
Other                                                                               (4)          (5)         (49)
----------------------------------------------------------------------------------------------------------------
Net Cash Used in Financing Activities                                          (91,265)    (169,732)    (244,570)
----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                            36,064      (64,167)      66,464
Cash and cash equivalents at beginning of year                                  80,971      145,138       78,674
----------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                     $ 117,035    $  80,971    $ 145,138
----------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.


40   Melville Corporation 1994 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Melville Corporation and Subsidiary Companies

Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of all subsidiary companies including foreign subsidiaries whose results of operations are not material. The minority interests represent the 49% participation of Kmart Corporation in the ownership of all retail subsidiaries formed or to be formed from July, 1967 until May 1, 1995 for the purpose of operating leased shoe departments in Kmart stores. All intercompany balances and transactions have been eliminated.

   Cash and Cash Equivalents: Cash equivalents consist of highly liquid instruments with maturities of three months or less and are stated at cost which approximates market. The Company's cash management program utilizes zero balance accounts. Accordingly, all book overdraft balances have been reclassified to current liabilities.

   Inventories: Inventories are stated at the lower of cost or market. Inventories of the retail operations are determined primarily by the retail method with 18.1% valued on a last-in, first-out ("LIFO") basis. Inventories of the manufacturing operations are determined on a first-in, first-out ("FIFO") basis.

     Fixed Assets: Depreciation and amortization of property, plant, equipment and leasehold improvements is computed on a straight-line basis, generally over the estimated useful lives of the assets or, when applicable, the life of the lease, whichever is shorter. Amortization of leased property under capital leases is computed on a straight-line basis over the life of the lease. Capitalized software costs are amortized on a straight-line basis over their estimated useful lives.

   Deferred Charges: Deferred charges, principally beneficial leasehold costs, are amortized on a straight-line basis, generally over the remaining life of the leasehold acquired.

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

   Advertising Costs: The Company charges production costs of advertising to expense the first time the advertising takes place.

   Federal Income Taxes: The Company and its wholly-owned subsidiaries file a consolidated Federal income tax return. The tax benefit for dividends on unallocated shares of Series One Convertible ESOP Preference Stock ("ESOP Preference Stock") is recorded as a credit to retained earnings.

   Accounting Changes: Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 112, "Employers' Accounting for Postemployment Benefits", the cumulative effect of which was not material to the consolidated financial statements and is therefore not presented separately.

   Effective January 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes" ("SFAS No. 109"), the cumulative effect of which was also immaterial to the consolidated financial statements and is therefore not presented separately.

   In 1993, the Company changed its method of determining retail price indices used in the valuation of LIFO inventories.

   Effective January 1, 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS No. 106").

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

   Foreign Currency Translation: The Company translates foreign currency financial statements by translating balance sheet accounts at the current exchange rate and income statement accounts at the average rate for the year. Translation gains and losses are recorded in shareholders' equity, and realized gains and losses are reflected in income. The balance in the cumulative translation adjustment account of $1.4 million as of December 31, 1994 relates principally to the Company's operations in Mexico. Transaction gains and losses were insignificant.

   Reclassifications: Certain reclassifications have been made to the consolidated financial statements of prior years to conform to the 1994 presentation.

                                    Melville Corporation 1994 Annual Report   41

Acquisitions

During 1994, the Company acquired the assets of 11 prescription drugs, health and beauty care stores, 12 apparel stores and three stores selling branded athletic footwear and apparel, for an aggregate of $36.6 million in cash. These acquisitions have been accounted for using the purchase method and resulted in goodwill of $17.3 million. Results of operations are included in the consolidated financial statements from their respective dates of acquisition. Pro forma results have not been presented for the effect of these transactions as the operations are not material to the consolidated financial results of the Company.

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


Accounts Receivable

Accounts receivable at December 31 consisted of the following:

--------------------------------------------------------------------
($ in thousands)                                1994            1993
--------------------------------------------------------------------
Trade accounts                              $170,296        $216,062
Other                                         78,395          60,470
--------------------------------------------------------------------
                                             248,691         276,532
Less allowance for doubtful
    accounts                                  18,858          32,534
--------------------------------------------------------------------
                                            $229,833        $243,998
--------------------------------------------------------------------

Inventories

Inventories at December 31 consisted of the following:

-------------------------------------------------------------------
($ in thousands)                                1994           1993
-------------------------------------------------------------------
Finished goods                            $2,131,041     $1,849,651
Work-in-process                                  645          1,616
Raw materials and supplies                     6,557          7,505
-------------------------------------------------------------------
                                          $2,138,243     $1,858,772
-------------------------------------------------------------------

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

   Had the FIFO method been used, the carrying value of inventories valued on a LIFO basis would have increased by $8.1 million and $22.4 million at December 31, 1994 and 1993, respectively.

Prepaid Expenses

Prepaid expenses at December 31 consisted of the following:

-----------------------------------------------------------------
($ in thousands)                               1994          1993
-----------------------------------------------------------------
Deferred income taxes                      $ 97,668      $133,362
Other                                        67,720        66,928
-----------------------------------------------------------------
                                           $165,388      $200,290
-----------------------------------------------------------------

Accrued Expenses

Accrued expenses at December 31 consisted of the following:

----------------------------------------------------------------
($ in thousands)                              1994          1993
----------------------------------------------------------------
Taxes other than Federal
  income taxes                             $143,801     $114,627
Rent                                         87,811       77,475
Other                                       427,890      366,168
----------------------------------------------------------------
                                           $659,502     $558,270
----------------------------------------------------------------

Short-Term Borrowing Arrangements

Information regarding short-term borrowings outstanding at December 31 was as follows:

---------------------------------------------------------------
($ in millions)                                1994        1993
---------------------------------------------------------------
Commercial paper                             $200.0      $ 90.0
Weighted average interest rate                  6.0%        3.3%
---------------------------------------------------------------
Lines of credit available                    $693.5      $630.0
Letters of credit outstanding                 433.9       323.4
---------------------------------------------------------------

   The Company has available lines of credit with various banks which permit borrowings at prime or other negotiated interest rates. There were no short-term borrowings outstanding under these lines of credit at December 31, 1994 and 1993. The Company can also obtain short-term financing through the issuance of commercial paper and bank loan participation notes, and is not obligated under any formal or informal compensating balance agreements.

Long-Term Debt

Long-term debt at December 31  consisted  of the  following:

-------------------------------------------------------------
($ in  thousands)                            1994        1993
-------------------------------------------------------------
Guaranteed ESOP note, 8.52%,
   payable in various installments
   through 2008*                         $340,100    $340,100
Other notes and mortgages payable           8,637       8,944
-------------------------------------------------------------
                                          348,737     349,044
Less current installments                  17,397       7,281
-------------------------------------------------------------
                                         $331,340    $341,763
-------------------------------------------------------------
*See Employee Stock Ownership Plan footnote.

42   Melville Corporation 1994 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Melville Corporation and Subsidiary Companies

   A $7.0 million payment for the guaranteed ESOP note was made on January 3, 1995, due to the 1994 calendar. The aggregate long-term debt maturing during each of the next five years is as follows: $10.4 million in 1995, $13.8 million in 1996, $17.5 million in 1997, $21.7 million in 1998 and $13.9 million in 1999.

   Net interest expense for the years ended December 31 included the following:

------------------------------------------------------------------------------
($ in thousands)                            1994           1993           1992
------------------------------------------------------------------------------

Interest expense*                        $34,113        $25,846        $26,681
Interest income and
 capitalized interest                      1,477          2,036          1,283
------------------------------------------------------------------------------
Net interest expense                     $32,636        $23,810        $25,398
------------------------------------------------------------------------------

* Excludes interest related to the guaranteed ESOP note but includes interest costs recognized in connection with the Company's contribution to the ESOP.

Leases

The Company and its subsidiaries lease retail stores and warehouse, plant and office facilities over periods generally ranging from 5 to 25 years with options to renew such terms ranging from 5 to 15 years.

   At December 31, 1994, the future minimum lease payments under capital leases, rental payments required under operating leases, and future minimum sublease rentals excluding lease obligations for closed facilities were as follows:

-------------------------------------------------------------------
                                         Capital          Operating
($ in thousands)                          Leases             Leases
-------------------------------------------------------------------
1995                                     $ 5,974         $  505,180
1996                                       5,650            478,941
1997                                       5,128            445,175
1998                                       4,420            406,847
1999                                       4,264            365,259
Thereafter                                12,385          1,711,868
-------------------------------------------------------------------
Total                                    $37,821         $3,913,270
Less amount representing
  interest                                15,586
-------------------------------------------------------------------
Present value of minimum
  lease payments                         $22,235
-------------------------------------------------------------------
Total future minimum sublease
  rentals                                $   554         $   43,671
-------------------------------------------------------------------

   Net rental expense for all operating leases for the years ended December 31 was as follows:

------------------------------------------------------------------------------
($ in thousands)                         1994             1993            1992
------------------------------------------------------------------------------
Minimum rentals                      $538,772         $496,555        $480,505
Contingent rentals                    206,906          192,905         207,106
------------------------------------------------------------------------------
                                      745,678          689,460         687,611
Less sublease rentals                   9,928            6,286           5,085
------------------------------------------------------------------------------
                                     $735,750         $683,174        $682,526
------------------------------------------------------------------------------

   Contingent rentals are principally those for leased shoe departments operated under license agreements with Kmart Corporation. These agreements are for terms of 25 years and provide for rental payments based on sales and profits. The remaining terms of license agreements in existence at December 31, 1994 ranged from 5 to 25 years.

   The balance of contingent rentals relate to other Company operations and are based only on sales.

   Leased property under capital leases at December 31 included:

-----------------------------------------------------------------
($ in  thousands)                         1994               1993
-----------------------------------------------------------------
Retail  facilities                     $20,399            $25,262
Warehouse, plant and office
  facilities                            21,809             22,603
-----------------------------------------------------------------
                                        42,208             47,865
Less accumulated amortization           30,192             33,188
-----------------------------------------------------------------
                                       $12,016            $14,677
-----------------------------------------------------------------

Contingencies

In connection with dispositions completed in 1991, 1992 and 1993, Melville Realty Company, Inc. ("MRC"), a wholly owned subsidiary of the Company, continued to guarantee rental and other lease-related charges on 501 leases for retail stores and warehouse and office facilities. The present value of these minimum rental payments at December 31, 1994 was approximately $117.7 million. This amount includes $27.5 million related to the sale of Chess King to Merry-Go-Round Enterprises ("MGRE"), which filed for protection under Chapter 11 of the United States Bankruptcy Code. Pursuant to the terms of sale to a third party of a note receivable from MGRE, the Company will be indemnified for 52.5% of costs incurred under any guarantees for the duration of MGRE's bankruptcy. As of February 28, 1995, MGRE has rejected 119 leases guaranteed by MRC, which are not included in the figures above. Although the ultimate liability under these guarantees is uncertain, reserves totaling $15.0 million remain for potential losses as of December 31, 1994.

                                    Melville Corporation 1994 Annual Report   43

Stock Incentive Plans

The Company's 1990 Omnibus Stock Incentive Plan (the "Plan") provides for the granting of options, restricted stock and other stock-based awards for a maximum of 5,000,000 shares of common stock to key employees. The Plan replaced the Company's 1973 and 1987 Stock Option Plans and the 1980 Restricted Stock Plan ("Previous Plans").

   Stock options under the Plan are awarded at the fair market value on the date of grant. The right to exercise these options generally commences one year from the date of grant and expires ten years after the grant date, provided the optionee continues to be employed by the Company.

   The 1989 Directors' Stock Option Plan ("Directors' Plan") for non-employee directors ("eligible directors") provides for the granting of options to purchase a maximum of 150,000 shares of common stock. Any person who becomes an eligible director receives an initial option grant to purchase 2,000 shares of common stock, and, on each January 11 after such initial grant through January 11, 1998, is automatically granted an additional option to purchase 1,000 shares. All options are awarded at the fair value on the date of grant.

   The right to exercise options granted under the Directors' Plan generally commences six months from the date of grant and expires ten years after the grant date, provided the director has served continuously during the exercise period.

   Information with respect to stock option activity under the Plan, the Previous Plans and the Directors' Plan is as follows:

---------------------------------------------------------
                                 Number      Option Price
                              of Shares   Range Per Share
---------------------------------------------------------
Outstanding at
December 31, 1991             2,814,640   $ 12.41 /$54.75
Granted                         717,325     44.63 / 48.44
Exercised                       460,090     12.41 / 52.00
Cancelled                        44,650     36.00 / 52.00
---------------------------------------------------------
Outstanding at
December 31, 1992             3,027,225   $ 18.19 /$54.75
Granted                         709,650     41.13 / 53.50
Exercised                       126,400     18.19 / 52.00
Cancelled                       139,875     39.38 / 52.00
---------------------------------------------------------
Outstanding at
December 31, 1993             3,470,600   $ 18.19 /$54.75
Granted                         201,000     30.25 / 41.00
Exercised                        76,428     18.19 / 39.38
Cancelled                         7,000         45.00
---------------------------------------------------------
Outstanding at
December 31, 1994             3,588,172   $ 26.72 /$54.75
---------------------------------------------------------
Exercisable at
December 31, 1994             3,399,172   $ 26.72 /$54.75
---------------------------------------------------------


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

   Information regarding performance shares and performance based restricted shares is as follows:

----------------------------------------------------------------------
($ in millions)                        1994         1993          1992
----------------------------------------------------------------------

Units awarded                        77,376       54,301        70,745
Fair market value of units
  awarded                          $    2.9      $   2.6       $   3.4
Shares granted related to
  units  previously awarded          42,051            -             -
Fair market value of shares
  granted                          $    1.6      $     -       $     -
----------------------------------------------------------------------

   Restricted stock awards are currently granted under the Plan only in connection with the hiring or retention of key executives and are subject to certain conditions. Restrictions are lifted generally three years after the grant date, provided the executive continues to be employed by the Company. Information with respect to the restricted shares is as follows:

---------------------------------------------------------------------
($ in millions)                      1994          1993          1992
---------------------------------------------------------------------
Shares granted                     55,050         2,225        12,265
Fair market value of
  shares granted                  $   1.9       $   0.1       $   0.6
Shares cancelled                    1,535           420         2,030
---------------------------------------------------------------------

   At December 31, 1994 shares available for grant under the Plan totaled 1,959,660 and 68,000 shares of stock were available for grant under the Directors' Plan.

Redeemable Preferred Stock

The Company is required to provide $279,000 annually, on December 1, as a sinking fund to repurchase shares of Series B preferred stock at prices not to exceed $100 per share. Any balance not so applied within one year is returned to the general funds of the Company. The difference between the cost of shares repurchased and par value is reflected in capital surplus.

44   Melville Corporation 1994 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Melville Corporation and Subsidiary companies


Postretirement Benefits

The Company provides postretirement health benefits at several divisions for retirees who meet certain eligibility requirements.

   Effective January 1, 1992, the Company adopted SFAS No. 106, and recorded an accumulated postretirement benefit obligation ("APBO") of $37.6 million for active employees and retirees.

   The weighted average discount rate used to determine the APBO was 8.67% and 6.90% at December 31, 1994 and 1993, respectively. The following table reflects the accrued postretirement benefit cost as of December 31:

------------------------------------------------------------------
($ in thousands)                          1994                1993
------------------------------------------------------------------

Retirees                               $14,335             $19,400
Fully eligible active plan
  participants                           1,987               2,800
Other active plan participants           8,078              12,000
------------------------------------------------------------------
APBO                                    24,400              34,200
------------------------------------------------------------------
Unrecognized prior service gain         14,163              15,200
Unrecognized net gain (loss)             6,817              (4,000)
------------------------------------------------------------------
Accrued Postretirement
  Benefit Cost                         $45,380             $45,400
------------------------------------------------------------------

   Effective December, 1992, the Company amended these plans to terminate certain benefits, resulting in a prior service gain of $16.7 million to be amortized over 13 years. The net periodic cost recorded for the years ended December 31 was as follows:

----------------------------------------------------------------------
($ in thousands)                        1994          1993        1992
----------------------------------------------------------------------
Interest expense                      $2,000        $2,200      $3,300
Service cost                            (500)*      (1,000)*     2,100
----------------------------------------------------------------------
                                      $1,500        $1,200      $5,400
----------------------------------------------------------------------
* Net of prior service gain amortization.

   For measurement purposes, an 11.0% increase in the cost of covered health-care benefits was assumed for 1994; the rate was assumed to decline gradually to 6.0% in 2010, and remain at that level thereafter. A 1.0% increase in the health-care cost trend rate would increase the APBO at December 31, 1994 by $3.1 million, and the 1994 annual expense by $0.4 million.

401(k) Profit Sharing Plan

The Company has a qualified 401(k) Profit Sharing Plan available to full-time employees who meet the plan's eligibility requirements. This plan, which is also a defined contribution plan, contains a profit sharing component, with tax-deferred contributions to each employee based on certain performance criteria, and also permits employees to make contributions up to the maximum limits allowed by Internal Revenue Code Section 401(k). Under the 401(k) component, the Company matches a portion of the employee's contribution under a predetermined formula based on the level of contribution and years of vesting service. Company contributions to the plan for both profit sharing and matching of employee contributions were $18.0 million, $20.3 million and $17.9 million in 1994, 1993 and 1992, respectively.

Employee Stock Ownership Plan

The Company sponsors a defined contribution plan for all full-time employees through its Employee Stock Ownership Plan ("ESOP").

   The ESOP Trust (the "Trust") borrowed $357.5 million through a 20-year loan guaranteed by the Company and used the proceeds to purchase 6,688,494 shares of ESOP Preference Stock from the Company. The original liquidation value of the ESOP Preference Stock is guaranteed by the Company. Dividends are cumulative at the stated rate or the common stock rate if higher. Information regarding the ESOP is as follows:

------------------------------------------------------------------------
($ in millions)                          1994          1993         1992
------------------------------------------------------------------------
Dividends paid                         $    -         $29.6        $25.8
Dividends accrued                        24.9             -          4.3
Annualized dividends                     24.9          25.3         25.8
Tax benefit of annualized dividends      10.0          10.1         10.1
Cash contributions*                      11.1           7.9          7.4
Interest costs incurred by the Trust     29.0          29.5         29.8
Compensation expense recognized           5.9           5.7          5.5
Interest expense recognized               5.3           5.9          4.7
------------------------------------------------------------------------
* 1994 amount accrued; paid January, 1995.

   Contributions to the ESOP, plus the dividends paid on the ESOP Preference Stock held by the Trust, are used to repay the loan principal and interest. The difference between the cash contribution and the aggregate expense recognized is credited to the Guaranteed ESOP Obligation.

                                    Melville Corporation 1994 Annual Report   45


Income Taxes

Effective January 1, 1993, the Company adopted SFAS No. 109. The cumulative effect of this accounting change was not material.

   Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

-------------------------------------------------------------
($ in thousands)                         1994            1993
-------------------------------------------------------------
Deferred tax assets:
Employee benefits                   $  66,233       $  53,915
Inventories                            33,956          30,852
Other assets                            7,895          21,920
-------------------------------------------------------------
Total deferred tax assets             108,084         106,687
-------------------------------------------------------------
Deferred tax liabilities:
Property, plant and equipment          92,118          56,658
-------------------------------------------------------------
Net deferred tax assets             $  15,966       $  50,029
-------------------------------------------------------------

   The provision for income taxes for the years ended
December 31 consisted of the following:

-------------------------------------------------------------------
($ in millions)                       1994        1993         1992
-------------------------------------------------------------------
Federal                             $166.6      $170.2       $ 99.1
State                                 52.1        50.2         26.6
-------------------------------------------------------------------
                                    $218.7      $220.4       $125.7
-------------------------------------------------------------------

   The provision for income taxes includes net deferred tax charges of $36.2 million and $103.4 million in 1994 and 1993, and a net deferred tax benefit of $97.6 million in 1992. For 1992, deferred income taxes relate principally to costs associated with the strategic realignment program, the capitalization of inventory costs, depreciation, employee related benefits, and leased property under capital leases.

   Reconciliations of the effective tax rates to the U.S. statutory income tax rates are as follows:

------------------------------------------------------------------
Percent of pre-tax income            1994         1993        1992
------------------------------------------------------------------
Effective tax rate                   37.8         36.8        37.5
State income taxes, net of
 Federal tax benefit                 (5.9)        (5.4)       (5.2)
51% owned subsidiaries
 excluded from the
 consolidated Federal
 income tax return                    3.0          2.6         4.4
Goodwill                             (0.8)        (0.8)       (3.9)
Other                                 0.9          1.8         1.2
------------------------------------------------------------------
Statutory income tax rates           35.0         35.0        34.0
------------------------------------------------------------------


Supplemental Cash Flow Information

During the years ended December 31, the Company had the following non-cash financing and investing activities:

-----------------------------------------------------------------
($ in thousands)                     1994         1993       1992
-----------------------------------------------------------------
Fair value of
 assets acquired                  $41,832     $ 61,144    $26,417
Cash paid                          36,578       38,814     25,691
-----------------------------------------------------------------
Liabilities assumed               $ 5,254     $ 22,330    $   726
-----------------------------------------------------------------
Book value of common
 stock issued in
 pooling of interests             $     -     $ 18,976    $     -
Note received for
 operations sold                        -       29,413          -
-----------------------------------------------------------------

   Cash payments for income taxes and interest for the years ended December 31 were as follows:

-----------------------------------------------------------------
($ in thousands)                     1994        1993        1992
-----------------------------------------------------------------
Income taxes                    $ 140,789    $157,240    $236,975
Interest (net of
 amounts capitalized)              34,113      25,747      26,628
-----------------------------------------------------------------

46    Melville Corporation 1994 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Melville Corporation and Subsidiary Companies

Summary of Quarterly Results
--------------------------------------------------------------------------------
(Unaudited; $ in thousands, except per share data)
--------------------------------------------------------------------------------
                      1st Quarter     2nd Quarter    3rd Quarter     4th Quarter
--------------------------------------------------------------------------------
Net Sales
--------------------------------------------------------------------------------
1994                   $2,379,839      $2,507,469     $2,737,016      $3,661,237
1993                    2,033,011       2,537,395      2,355,376       3,509,619
--------------------------------------------------------------------------------
Gross Margin
--------------------------------------------------------------------------------
1994                   $  800,222     $   903,227     $  966,772      $1,362,772
1993                      694,749         926,835        853,159       1,296,263
--------------------------------------------------------------------------------
Net Earnings (Loss)
--------------------------------------------------------------------------------
1994                   $   (2,505)    $    45,602     $   51,718      $  212,655
1993                      (21,686)         74,525         41,504         237,447
--------------------------------------------------------------------------------
Net Earnings (Loss) Per Share
--------------------------------------------------------------------------------
1994  Primary          $    (0.06)    $      0.39     $     0.45      $     1.97
1994  Fully Diluted*        (0.06)           0.39           0.45            1.90
1993  Primary               (0.24)           0.67           0.35            2.22
1993  Fully Diluted*        (0.24)           0.67           0.35            2.12
--------------------------------------------------------------------------------
*Dilutive effect in the fourth quarter due to the assumed conversion of the ESOP Preference Stock and the seasonality of earnings.

Market  Information

Melville Corporation's common stock is listed on the New York Stock Exchange. Its trading symbol is MES. Information with respect to quarterly trading ranges (based on low/high stock prices) and dividends paid per share is as follows:

----------------------------------------------------------------------------------------------------------------------------------
                       1st Quarter             2nd Quarter            3rd Quarter             4th Quarter                     Year
----------------------------------------------------------------------------------------------------------------------------------
Market Price Per Share
----------------------------------------------------------------------------------------------------------------------------------
1994             $ 35 3/4 - 41 3/4       $ 37 1/8 - 41 5/8      $ 34 1/2 - 39 7/8       $ 29 1/2 - 36 5/8        $ 29 1/2 - 41 3/4
1993               46 3/4 - 54 3/4         43 3/4 - 48 1/4        42 1/4 - 47 1/8         38 7/8 - 45 5/8          38 7/8 - 54 3/4
----------------------------------------------------------------------------------------------------------------------------------
Dividends Paid Per Share
----------------------------------------------------------------------------------------------------------------------------------
1994              $           0.38         $          0.38        $          0.38      $             0.38           $         1.52
1993                          0.38                    0.38                   0.38                    0.38                     1.52
----------------------------------------------------------------------------------------------------------------------------------


                                    Melville Corporation 1994 Annual Report   47

Segment Information

The Company is a specialty retailer conducting business through retail stores in four business segments: prescription drugs, health and beauty care; apparel; footwear; and toys and home furnishings. Information about operations for each of these segments is summarized as follows:

--------------------------------------------------------------------------------
($ in thousands)                           1994             1993            1992
--------------------------------------------------------------------------------
Prescription Drugs, Health and Beauty Care
--------------------------------------------------------------------------------
Net sales                          $  4,330,099      $ 3,948,197    $  3,632,066
Operating profit (a)(b)                 227,655          195,670         149,182
Identifiable assets at
 December 31 (c)                      1,662,127        1,592,964       1,492,471
Depreciation and amortization            60,827           56,883          60,233
Additions to property, plant,
 equipment and leasehold
 improvements (d)                       102,047          104,592         111,802
--------------------------------------------------------------------------------
Apparel
--------------------------------------------------------------------------------
Net sales                             3,538,928        3,395,926       3,486,065
Operating profit (a)(b)                 161,087          181,922         125,893
Identifiable assets at
 December 31 (c)                      1,528,693        1,334,026       1,366,191
Depreciation and amortization            79,210           75,963          78,566
Additions to property, plant,
 equipment and leasehold
 improvements (d)                       145,032          154,247         105,037
--------------------------------------------------------------------------------
Footwear
--------------------------------------------------------------------------------
Net sales                             1,839,883        1,713,093       1,840,022
Operating profit (a)(b)                 158,561          168,979          91,984
Identifiable assets at
 December 31 (c)                        660,197          568,015         572,344
Depreciation and amortization            25,911           20,937          22,293
Additions to property, plant,
 equipment and leasehold
 improvements (d)                        56,503           45,924          26,973
--------------------------------------------------------------------------------
Toys and Home Furnishings
--------------------------------------------------------------------------------
Net sales                             1,576,651        1,378,185       1,474,690
Operating profit (a)(b)                  99,403           89,138           2,926
Identifiable assets at
 December 31 (c)                        789,859          655,290         639,764
Depreciation and amortization            37,424           34,797          37,454
Additions to property, plant,
 equipment and leasehold
 improvements                            92,332           70,948          47,191
--------------------------------------------------------------------------------
Consolidated
--------------------------------------------------------------------------------
Net sales                           $11,285,561       $10,435,401    $10,432,843
Operating profit before
 corporate expenses (a)(b)              646,706           635,709        369,985
Corporate expenses excluding
 depreciation and amortization (e)       33,070             9,364          6,629
Corporate depreciation and
 amortization                             2,894             3,008          2,462
--------------------------------------------------------------------------------
Interest expense, net                    32,636            23,810         25,398
--------------------------------------------------------------------------------
Earnings before income taxes
 and minority interests             $   578,106       $   599,527    $   335,496
--------------------------------------------------------------------------------
Identifiable assets at
 December 31 (c)                    $ 4,640,876       $ 4,150,295    $ 4,070,770
Corporate assets                         94,613           107,746        131,392
--------------------------------------------------------------------------------
Total assets at December 31         $ 4,735,489       $ 4,258,041    $ 4,202,162
--------------------------------------------------------------------------------
Depreciation and amortization       $   206,266           191,588        201,008
--------------------------------------------------------------------------------
Corporate additions to property
 plant, equipment and
 leasehold improvements                  25,461            11,013         13,342
Total additons to property, plant,
 equipment and leasehold improve-
 ments(d)                           $   421,375       $   386,724    $   304,345
--------------------------------------------------------------------------------

(a)  Operating profit is defined as total revenues less operating expenses.
(b)  In 1992, includes the effect of the strategic realignment charge.
(c) Indentifiable assets include those assets directly related to each segment's operations.
(d)  Excludes acquisition.
(e) Includes general corporate expenses as well as net expenses related to other corporate managed subsidiaries. Increase in 1994 relates to lease settlement reserves as well as expansion of centralized services for operating divisions.

48 Melville Corporation 1994 Annual Report

FIVE-YEAR FINANCIAL SUMMARY

Melville Corporation and Subsidiary Companies

                                                                                             ($ in thousands, except per share data)
-----------------------------------------------------------------------------------------------------------------------------------
Results for the Year                                          1994           1993 (a)         1992 (b)        1991             1990
-----------------------------------------------------------------------------------------------------------------------------------
Net Sales                                              $11,285,561    $10,435,401      $10,432,843     $ 9,886,183    $   8,686,765
Wages and Compensation                                   1,403,401      1,338,881        1,315,564       1,257,756        1,053,440
Taxes                                                      448,890        435,033          318,162         439,272          419,038
Earnings before Income Taxes, Minority
 Interests and Cumulative Effect of
 Change in Accounting Principle                            578,106        599,527          335,496         640,098          687,338
Earnings before Cumulative Effect of Change in
 Accounting Principle                                      307,470        331,790          155,980         346,681          385,261
Net Earnings                                               307,470        331,790          133,429         346,681          385,261
Dividends Declared                                         185,351        184,934          180,324         174,517          172,210
-----------------------------------------------------------------------------------------------------------------------------------
Per Share of Common Stock
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before Cumulative Effect of
 Change in Accounting Principle                        $      2.75      $    3.00          $  1.34          $ 3.20          $  3.59
Net Earnings                                                  2.75           3.00             1.13            3.20             3.59
Dividends                                                     1.52           1.52             1.48            1.44             1.42
Book Value                                                   22.54          21.33            19.83           20.06            17.99
-----------------------------------------------------------------------------------------------------------------------------------
End of Year Position
-----------------------------------------------------------------------------------------------------------------------------------
Current Assets                                         $ 2,650,499    $ 2,384,031      $ 2,429,772     $ 2,359,017        2,103,582
Current Liabilities                                      1,642,742      1,292,708        1,350,498       1,302,770        1,123,314
Current Ratio                                                  1.6            1.8              1.8             1.8              1.9
Total Assets                                           $ 4,735,489    $ 4,258,041      $ 4,202,162     $ 4,074,259        3,652,504
Total Long-Term Obligations and
 Redeemable Preferred Stock                                351,762        365,936          376,417         385,483          396,430
Percentage of Long-Term Obligations
  to Total Capitalization                                     12.8           14.0             15.3            15.5             17.6
-----------------------------------------------------------------------------------------------------------------------------------
Property, Plant, Equipment and
 Leasehold Improvements
-----------------------------------------------------------------------------------------------------------------------------------
Net of Accumulated Depreciation
   and Amortization                                    $ 1,514,906    $ 1,302,200      $ 1,207,871     $ 1,105,287    $     965,085
Capital Additions(c)                                       421,375        386,724          304,345         253,072          231,132
-----------------------------------------------------------------------------------------------------------------------------------
Percentage of Net Sales
-----------------------------------------------------------------------------------------------------------------------------------
Earnings before Income Taxes, Minority
 Interests and Cumulative Effect of
 Change in Accounting Principle                                5.1            5.7             3.2             6.5               7.9
Earnings before Cumulative Effect of Change in
 Accounting Principle                                          2.7            3.2             1.5             3.5               4.4
Net Earnings                                                   2.7            3.2             1.3             3.5               4.4
-----------------------------------------------------------------------------------------------------------------------------------
Return on Beginning Shareholders' Equity                      13.7%          16.0%            6.4%           18.7%             23.8%
-----------------------------------------------------------------------------------------------------------------------------------
Number of Stores                                             7,378          7,282           8,213           8,293             7,754
-----------------------------------------------------------------------------------------------------------------------------------


(a) Excludes stores designated to be closed in connection with the 1992 strategic realignment program.
(b)  Includes impact of strategic realignment charge.
(c)  Excludes acquisitions.