Form 10-K, Exhibit 13
period 1995-12-31
MELVILLE CORP
filed 1996-03-29
CIK 64803

--------------------------------------------------------------------------------
Management's Discussion and Analysis of
Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Melville Corporation and Subsidiary Companies

RESULTS OF THE STRATEGIC REVIEW

In last year's Annual Report the Company announced the initiation of a strategic review, the objective of which was to increase the Company's sales and profits by examining its mix of businesses. This review resulted in the development of a comprehensive strategic program (the "Program") which was announced on October 24, 1995. The primary components of the Program, which management expects to be completed by the summer of 1996, are:

     o the creation of three independent, publicly-traded retailing companies in the chain drug, footwear and toy industries;

     o a revision of the Company's dividend to align payout ratios with each of the newly created entities' growth and capital needs as well as the prevailing practice in its industry;

     o the recording in the fourth quarter of an after-tax charge of $753.1 million ($235.8 million of which related to goodwill) which was comprised of the following components:

     o $434.3 million for the estimated loss on sale of Marshalls, This End Up and Wilsons;

     o $166.8 million for asset write-offs and severance costs associated with the strategic decisions to reposition and integrate certain divisions; to close the corporate headquarters; and to outsource data processing and telecommunications functions;

     o $90.6 million for the early adoption of SFAS No. 121, "Accounting for the Impairment of Long-Lived Fixed Assets and for Long-Lived Assets to be Disposed Of" ("SFAS No. 121"); and

     o $61.4 million for estimated tenancy and severance costs associated with the closure of 330 stores as well as several warehouses.

     The Company also changed its accounting policy to expense internally developed software costs that were previously capitalized. After taxes, a charge of $45.9 million was recorded in the first quarter of 1995 in connection with this change.

CREATION OF THREE INDEPENDENT COMPANIES

Upon completion of the Program, the following three companies will exist, each of which will be adequately capitalized to ensure that they will have the resources to finance their ongoing growth and to excel as free-standing units:

     The Chain Drug Holding Company: This company will consist of CVS and, initially, Linens 'n Things and Bob's (as well as various corporate entities). Approximately 85% of this company's revenue will be derived from CVS.

     The Footwear Company: This company will be comprised of Meldisco, Footaction and Thom McAn. Pending receipt of a favorable determination that a distribution to shareholders would be tax free, this new company will be spun-off during the summer of 1996. The back office operations of Thom McAn will be integrated into those of Meldisco prior to the spin-off. Meldisco, whose revenues will comprise 65% of the total company, primarily operates leased footwear departments in Kmart discount stores. The Company has sought, and expects to obtain, consent from Kmart to execute this transaction.

     The Toy Store Company: Comprised of the Kay-Bee division, it is expected that this entity will be independent by the summer of 1996.

REVISED DIVIDEND

On January 10, 1996, the Board of Directors approved a reduction in the quarterly dividend from $0.38 per share to $0.11 per share. Management believes that this rate is consistent with both anticipated capital requirements and industry practice of the Chain Drug Holding Company. No decisions have been made regarding the future dividend policies of the Footwear and Toy Store companies.

SALES OF BUSINESSES

The sale of Marshalls was completed on November 17, 1995. The Company is currently negotiating the sales of Wilsons and This End Up. These transactions are anticipated to be completed by the summer of 1996.

STORE CLOSURE PROGRAM

As of January 31, 1996 the Company has closed approximately 270 stores and expects to close the balance of the designated stores as leases expire throughout 1996.

IMPACT OF THE PROGRAM ON PROFITABILITY

As a result of these collective actions, the Company expects that the net cash flow impact of the Program will be positive. Furthermore, among the three independent companies, pre-tax profit improvement of approximately $100 million is expected over the next two years. These savings will be derived principally from reductions in corporate overhead, interest expense and depreciation and amortization expenses due to the write-off of goodwill, impaired assets and internally developed software costs.

RESULTS OF OPERATIONS

--------------------------------------------------------------------------------
($ in millions, except
per share amounts)                         1995           1994          1993
--------------------------------------------------------------------------------
Net sales                               $ 9,689.1      $ 9,445.7     $ 8,722.3
Same store sales increase                    2.2%           3.5%          0.7%
--------------------------------------------------------------------------------
Operating profit before
  special charges                       $   194.0      $   450.3     $   456.0
Restructuring and asset
  impairment charges                        936.8            --            --
Operating (loss) profit                    (742.8)         450.3         456.0
Net earnings from
  continuing operations
  before special charges
  and accounting change                      48.1          243.6         262.6
Net earnings before
  special charges and
  accounting change                         100.1          307.5         331.8
--------------------------------------------------------------------------------
Net (loss) earnings                     $  (657.1)     $   307.5     $   331.8
--------------------------------------------------------------------------------
Earnings per share from
  continuing operations
  before special charges
  and accounting change                       0.30           2.15          2.33
Net earnings per share
  before special charges
  and accounting
  change                                      0.79           2.75          3.00
--------------------------------------------------------------------------------
Net  (loss) earnings per share          $    (6.41)    $     2.75    $     3.00
--------------------------------------------------------------------------------
Percentage of net sales
--------------------------------------------------------------------------------
Cost of goods sold,
  buying and
  warehousing costs                          67.9           66.0          65.6
Selling, general and
  administrative expenses                    28.1           27.3          27.2
--------------------------------------------------------------------------------
Net sales including
  discontinued
  operations                            $11,516.4      $11,285.6     $10,435.4
Same store sales increase
  including discontinued
  operations                                 1.4%           3.3%          0.1%
--------------------------------------------------------------------------------

NET SALES

Consolidated net sales reported were adjusted to exclude the footwear segment due to the Company's plan to spin it off in 1996. Sales in 1995 also exclude Marshalls after its disposition on November 17, 1995. Adjusting for Marshalls to exclude non-comparable periods, net sales from continuing operations increased 8.2% over 1994, while total company sales, including the footwear segment, increased 6.7%.

     CVS, Linens 'n Things, Footaction and Kay-Bee generated positive sales growth throughout 1995, while disappointing performances at Marshalls and Wilsons offset these improvements.

     Net sales for the fourth quarter of 1995, which had one more selling day than the fourth quarter of 1994, increased 8.5%, after adjusting for the disposition of Marshalls and the exclusion of the footwear segment.

     Net sales for 1994 exclude the results of Chess King, Accessory Lady and Prints Plus, which were sold in 1993. Adjusting for these dispositions, the increase in net sales over 1993 was 9.4% for the year and 4.4% for the fourth quarter. Net sales in 1994 benefitted from strong performances at CVS, Kay-Bee and Linens 'n Things, while lower sales at Wilsons and Thom McAn partially offset these positive results.

     Net sales in 1993 were impacted by the three dispositions and the exclusion of stores closed as part of the 1992 strategic realignment program. Adjusting for these factors, sales increased 4.8% over 1992 levels.

     Increases in net sales differ from those of same store sales due to store openings, store closings, dispositions and acquisitions. The 1995 same store sales increase was due primarily to very strong performances at CVS and Footaction offset by poor results at Marshalls and Wilsons.

Net Earnings

Net earnings in 1995 were significantly impacted by the restructuring and asset impairment charges ("special charges"), the change in accounting for internally developed software costs and other asset write-offs related to the repositioning of the Company and certain one-time charges. The one-time charges primarily relate to lease settlement costs, severance related costs, markdowns related to discontinued product lines and costs to outsource telecommunications and data processing functions. The lease settlement costs result principally from guarantees of Chess King stores sold to Merry-Go-Round Enterprises, which filed for a Chapter 7 liquidation in January, 1996. Adjusting net earnings to exclude the impact of all of these charges, earnings per share would have been $1.26 as compared to $2.75 in 1994.

     Net earnings per share excluding special charges, the effect of the accounting change, one-time costs and asset write-offs declined in 1995, despite an exceptionally strong performance at CVS and significant increases at Linens 'n Things and Kay-Bee, principally due to operating losses at Marshalls and Thom McAn. Excluding Marshalls, as well as the charges noted above, net earnings per share in 1995 would have been $1.74.

     In 1994, net earnings were negatively impacted by disappointing performances in the apparel and footwear segments and by a reserve recorded for anticipated lease settlement costs related to guarantees of stores sold to companies which subsequently filed for bankruptcy protection.

     Net earnings in 1993 were favorably impacted by $10.0 million due to a change in accounting for LIFO inventories. This was offset by a decline in gross margin at CVS, unfavorable performances in the apparel segment and the recording of a reserve for the loss on sale of a note received for the sale of Chess King.

--------------------------------------------------------------------------------
Management's Discussion and Analysis of
Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Melville Corporation and Subsidiary Companies

COSTS AND EXPENSES

Cost of goods sold, buying and warehousing costs continue to increase as a percentage of sales, reflecting the increased proportion of the prescription drugs, health and beauty care segment to total operations, compounded by continued pressure on third party providers to offer prescriptions at lower prices. In addition, lower initial markon and increased markdowns in our other segments, particularly in connection with the store closing program and the poor performance of Marshalls, have contributed to the erosion of gross margin.

     Selling, general and administrative expenses increased as a percentage of consolidated net sales in 1995 as a result of asset write-offs and one-time costs, as well as from fixed costs which were not adequately leveraged due to sales shortfalls at several divisions and the lost sales volume due to the divestiture of Marshalls before the Christmas selling season. The increase in 1994 resulted from the impact of sales shortfalls while also including lease settlement costs related to guarantees of Chess King and Freddy's stores.

ACCOUNTING CHANGES

The Company early adopted SFAS No. 121 effective October 1, 1995. This statement applies to long-lived assets, identifiable intangibles and goodwill, and specifies that their carrying values must be reviewed for impairment whenever events or changes in circumstances indicate that they may not be recoverable. In such an event, the future cash flows expected from the utilization of the asset must be estimated and, if less than the carrying value of the asset, an impairment loss must be recognized. In connection with the adoption of this statement, the Company recorded a pre-tax charge of $110.4 million (of which $99.6 million related to continuing operations) related to the write-down of fixed and intangible assets.

     The Company has changed its policy regarding internally developed software costs, electing to expense all such costs as incurred. The Company believes that this change results in a better matching of revenues and expenses. Accordingly, an after-tax charge of $45.9 million was recorded ($42.0 million of which pertained to continuing operations) to reflect the cumulative effect of this change. The impact on 1995 as a result of this change, exclusive of the cumulative effect, was to reduce net earnings by $4.8 million.

FINANCIAL CONDITION
--------------------------------------------------------------------------------
($ in millions)                            1995          1994          1993
--------------------------------------------------------------------------------
Cash and cash
  equivalents                          $    129.6      $  117.0      $   81.0
Cash flows provided
  by operating activities                   345.5         498.4         435.9
Daily average of short-
  term borrowings                           756.1         567.4         464.8
Maximum short-term
  borrowings                              1,196.2         948.5         875.0
Short-term borrowings
  outstanding at year end                    52.0         200.0          90.0
Net interest expense                         55.0          32.4          23.8
--------------------------------------------------------------------------------
Ratios
--------------------------------------------------------------------------------
Long-term obligations
  to total capitalization                    17.8%         12.8%         14.0%
Long-term obligations
  to shareholders' equity                    21.6%         14.7%         16.2%
Current ratio                                 1.4           1.6           1.8
--------------------------------------------------------------------------------

The Company's primary source of liquidity is cash provided from its operations. The earnings stream of the Company's businesses is skewed heavily to the fourth quarter, when 70% of earnings are normally generated. Consequently, the Company must finance its seasonal inventory needs and capital expenditures through short-term borrowings, primarily commercial paper issuances, at substantially higher levels throughout the year than are reflected on the year-end balance sheets. Year-end borrowing levels were lower in 1995 as compared to 1994 due to the receipt of $375.0 million in cash in connection with the sale of Marshalls on November 17, 1995. Average borrowings were higher in 1995 than in 1994 due to operating losses sustained by Marshalls and Thom McAn and the disappointing performances of several other businesses which generated lower than expected cash flows.

     Net interest expense is a function of interest rates and short-term borrowing levels. The increase in net interest expense in 1995 relative to 1994 reflects higher short-term borrowings and higher interest rates, offset by the cash received for Marshalls and lower capital expenditures. Prior to the spin-off of the Footwear Company in 1996, the Company expects to pay to Kmart its undistributed minority interests in net earnings of Meldisco. Such distribution will have no impact on net earnings, but will require a cash outlay of approximately $50.0 million.

     Current assets decreased by $90.6 million, due primarily to the sale of Marshalls, offset by the current and deferred tax impact of the special charges and other asset write-offs recorded in 1995, and receivable and investment balances recorded in connection with the disposition. The increase in inventories, excluding the impact of Marshalls, is due to new store openings, opportunistic purchases and increased stock levels required for our larger store formats.

     Current liabilities increased due predominantly to restructuring accruals recorded in 1995, offset by lower short term borrowings and the recording of tax refunds receivable as compared to a liability in 1994. Accounts payable increased as a percentage of inventories due to improvements in inventory aging.

CAPITAL EXPENDITURES
--------------------------------------------------------------------------------
($ in millions)                              1995           1994           1993
--------------------------------------------------------------------------------
Capital expenditures                        $395.0         $421.4         $386.7
--------------------------------------------------------------------------------

Expenditures in all years were principally for improvements to new and existing store locations, store equipment and information systems. Capital expenditures for the continuing companies in 1996 are estimated at $290.0 million, of which $195.0 million pertains to the Chain Drug Holding Company, and are primarily for new store openings, continuing improvements to stores and continued investments in information systems and distribution centers.

PRESCRIPTION DRUGS, HEALTH AND BEAUTY CARE
--------------------------------------------------------------------------------
($ in millions)                                 1995        1994         1993
--------------------------------------------------------------------------------
Net sales                                   $ 4,865.0    $ 4,330.1    $ 3,948.2
Operating profit before
  special charges                               273.5        227.7        195.7
Operating profit                                252.7        227.7        195.7
--------------------------------------------------------------------------------
Percent change from prior year
--------------------------------------------------------------------------------
Net sales                                        12.4          9.7          8.7
Same store sales                                  8.8          6.0          5.7
Operating profit before
  special charges                                20.1         16.3         (6.2)
Operating profit                                 11.0         16.3         31.2
--------------------------------------------------------------------------------
Percent of total continuing operations*
--------------------------------------------------------------------------------
Net sales                                        50.2         45.8         45.3
Operating profit*                               104.2         46.6         41.9
--------------------------------------------------------------------------------

* Before corporate expenses and special charges.

CVS achieved very favorable increases in both net sales and same store sales in 1995 and 1994. Lower margined pharmacy sales increased 16.9% in 1995 and 14.7% in 1994 due to an expansion of the company's managed care business and its ability to capitalize on its dominant market share. Various micro-marketing initiatives, and an expansion of private label merchandise lines, also helped to increase front store sales.

     Net sales in 1993 reflect the success of the "Peoples Celebration Event" launched in late May, 1993 to reintroduce these stores to the Washington, D.C. market.

     Operating profit before special charges improved in 1995 despite the further growth in pharmacy sales as operating efficiencies and strong same store sales growth facilitated its leveraging of fixed costs.

     Operating profit in 1994 increased as 1993 investments in technology yielded lower operating costs and better inventory control, resulting in fewer markdowns.

     Special charges in 1995 related principally to the costs of closing stores and several unproductive warehouses as well as asset impairment charges.

APPAREL
--------------------------------------------------------------------------------
($ in millions)                             1995          1994          1993
--------------------------------------------------------------------------------
Net sales                                $ 3,055.7     $ 3,538.9     $ 3,395.9
Operating (loss) profit before
  special charges                            (72.6)        161.1         181.9
Operating (loss) profit                     (672.8)        161.1         181.9
--------------------------------------------------------------------------------
Percent change from prior year
--------------------------------------------------------------------------------
Net sales                                    (13.7)          4.2          (2.6)
Same store sales                              (7.3)         (1.5)         (3.6)
Operating (loss) profit before
  special charges                           (145.1)        (11.5)        (21.0)
Operating (loss) profit                     (517.6)        (11.5)         44.5
--------------------------------------------------------------------------------
Percent of total continuing operations*
--------------------------------------------------------------------------------
Net sales                                     31.5          37.5          38.9
Operating profit*                            (27.7)         33.0          39.0
--------------------------------------------------------------------------------

*Before corporate expenses and special charges.

The decline in same store sales for this segment was primarily due to the weakness of off-price apparel sales which severely impacted Marshalls as consumer spending continued to shift toward hard lines. Total sales for the segment decreased due to the sale of Marshalls and store closings at Wilsons. Adjusting for the disposition of Marshalls, net sales increased 0.2% over 1994.

     Same store sales in 1994 were also impacted by changes in consumer spending, whereby apparel sales slowed at Marshalls while gifts and domestics departments experienced strong increases. The expansion of Bob's contributed to the segment's growth while sales decreased at Wilsons due to unexpectedly warm temperatures in fall and early winter.

     The 1993 decrease in net sales was due primarily to the sale of Chess King and Accessory Lady. Adjusting for the divisions sold, net sales in the segment would have increased 2.3% in 1993.

     The operating loss in 1995 resulted from the sale of Marshalls prior to the profitable Christmas selling season, as well as higher markdowns throughout the segment during the year and declining same store sales.

     Operating profit decreased in 1994 because of lower same store sales and gross margins resulting from the heightened promotional activity throughout the apparel industry. This was partially offset by the exclusion of the unprofitable Chess King division and strong control of variable expenses at both Marshalls and Wilsons.

     The special charges recorded in 1995 relate to the estimated loss on sale for Marshalls and Wilsons (including $191.4 million of goodwill), the cost of store closings and asset impairment charges.

--------------------------------------------------------------------------------
Management's Discussion and Analysis of
Financial Condition and Results of Operations
--------------------------------------------------------------------------------

Melville Corporation and Subsidiary Companies

TOYS AND HOME FURNISHINGS
--------------------------------------------------------------------------------
($ in millions)                              1995          1994         1993
--------------------------------------------------------------------------------
Net sales                                 $ 1,768.4     $ 1,576.7    $ 1,378.2
Operating profit before
  special charges                              61.7          99.4         89.1
Operating (loss) profit                      (115.7)         99.4         89.1
--------------------------------------------------------------------------------
Percent change from prior year
--------------------------------------------------------------------------------
Net sales                                      12.2          14.4         (6.5)
Same store sales                                1.7           8.3         (2.5)
Operating profit before
  special charges                             (37.9)         11.5         (9.1)
Operating (loss) profit                      (216.4)         11.5      2,946.4
--------------------------------------------------------------------------------
Percent of total continuing operations*
--------------------------------------------------------------------------------
Net sales                                      18.3          16.7         15.8
Operating profit*                              23.5          20.4         19.1
--------------------------------------------------------------------------------

* Before corporate expenses and special charges.

The 1995 increase in net sales for this segment reflects the continued expansion of Linens 'n Things superstores and its product offerings, and a solid performance by Kay-Bee.

     Significant increases in net sales were reported at Kay-Bee in 1994 as it enjoyed a strong year in most merchandise categories, and at Linens 'n Things, due to the rollout of its superstore format and increased consumer spending in home furnishings and related products.

     Sales in 1993 benefitted from strong performances at Linens 'n Things and This End Up, offset by the disposition of Prints Plus and a decrease at Kay-Bee due to the exclusion from operations of stores designated to be closed under the 1992 strategic realignment program and the lack of a "blockbuster" toy. Adjusting for the stores excluded and sold, net sales in 1993 would have increased 2.6% over 1992.

     Operating profit before special charges declined due to startup costs of a new distribution center for Linens 'n Things, higher markdowns to spur sales growth and asset write-offs related to the repositioning of the companies in connection with the Program.

     Operating profit improved in 1994 because of very strong sales growth and strict control of variable expenses. In addition, a favorable LIFO adjustment offset the decrease in gross margin caused by the implementation of sharper pricing strategies at Kay-Bee early in the year.

     The 1995 special charges provided primarily for costs of store closings, asset impairment charges and outsourcing of data processing functions.

FOOTWEAR (DISCONTINUED OPERATIONS)
--------------------------------------------------------------------------------
($ in millions)                       1995            1994             1993
--------------------------------------------------------------------------------
Net sales                         $  1,827.3       $  1,839.9       $  1,713.1
Operating profit before
  special charges                      102.0            160.5            167.3
Operating profit                        53.5            160.5            167.3
--------------------------------------------------------------------------------
Percent change from prior year
--------------------------------------------------------------------------------
Net sales                               (0.7)             7.4             (6.9)
Same store sales                        (2.4)             2.4             (2.5)
Operating profit before
  special charges                      (36.5)            (4.1)            (8.0)
Operating profit                       (66.7)            (4.1)            78.4
--------------------------------------------------------------------------------

Despite the very strong growth experienced by Footaction, which posted a 13.1% increase in same store sales, net sales declined in this segment during 1995. This was due to the impact of store closures by Kmart which resulted in a sales shortfall at Meldisco, and a disappointing performance at Thom McAn.

     Net sales increases in 1994 at Meldisco and Footaction were offset by a decline at Thom McAn, resulting from the discontinuation of its men's athletic and children's departments in late 1993 as well as a reduction in its store base due to its store closing program.

     Net sales decreased in 1993 due to the exclusion from operations of stores designated to be closed under the 1992 strategic realignment program and the discontinuation of product lines. Adjusting for stores excluded at Thom McAn, net sales for the segment would have increased 2.2% in 1993.

     Operating profit before special charges declined in 1995 due mostly to an operating loss sustained by Thom McAn as contraction of the chain, coupled with increased markdowns, eroded store contribution levels. Additionally, the decline in contribution from Meldisco, due to the Kmart closings, offset very positive profit growth at Footaction.

     Operating profit in 1994 decreased due to weak same store sales at Thom McAn, increased markdowns throughout the segment and higher operating costs incurred from the rapid rollout of Footaction superstores. In addition, about $5.0 million of one-time costs, principally at Meldisco related to Kmart store closings and other contingencies, negatively impacted profits.

     The special charges recorded in 1995 provided for the costs of store closings, the consolidation of back office operations of Thom McAn, the outsourcing of data processing functions and asset impairment charges.

--------------------------------------------------------------------------------
Management's Responsibility
For Financial Reporting
--------------------------------------------------------------------------------

The integrity and objectivity of the financial statements and related financial information in this report are the responsibility of the management of the Company. The financial statements have been prepared in conformity with generally accepted accounting principles and include, when necessary, the best estimates and judgments of management.

     The Company maintains a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded, transactions are executed in accordance with management's authorization, and the accounting records provide a reliable basis for the preparation of the financial statements. The system of internal accounting controls is continually reviewed by management and improved and modified as necessary in response to changing business conditions and recommendations of the Company's internal auditors and independent auditors.

     The Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with management, internal auditors and the independent auditors to review matters relating to the Company's financial reporting, the adequacy of internal accounting controls and the scope and results of audit work. The internal auditors and independent auditors have free access to the Audit Committee.

     KPMG Peat Marwick LLP, certified public accountants, are engaged to audit the consolidated financial statements of the Company. Their Independent Auditors' Report, which is based on an audit made in accordance with generally accepted auditing standards, expresses an opinion as to the fair presentation of these financial statements.



/s/ Stanley P. Goldstein                /s/ Carlos E. Alberini
Stanley P. Goldstein                    Carlos E. Alberini
Chairman of the Board and               Vice President and Acting
Chief Executive Officer                 Chief Financial Officer

February 15, 1996

--------------------------------------------------------------------------------
Independent Auditors' Report
--------------------------------------------------------------------------------


To the Board of Directors and Shareholders of  Melville Corporation:

We have audited the accompanying consolidated balance sheets of Melville Corporation and subsidiary companies as of December 31, 1995 and 1994 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Melville Corporation and subsidiary companies at December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in notes to consolidated financial statements, the Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long - Lived Assets and for Long - Lived Assets to Be Disposed Of" effective October 1, 1995, changed its policy for accounting for internally developed software costs effective January 1, 1995 and changed its method of determining retail price indices used in the valuation of LIFO inventories in 1993.



/s/ KPMG Peat Marwick LLP
KPMG Peat Marwick LLP
New York, New York
February 15, 1996

--------------------------------------------------------------------------------
Consolidated Statements of Operations
--------------------------------------------------------------------------------

Melville Corporation and Subsidiary Companies


                                                                                               (in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------------------
Years Ended December 31                                                           1995                1994               1993
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                     $ 9,689,062         $ 9,445,678        $ 8,722,308
Cost of goods sold, buying and warehousing costs                                6,574,658           6,238,378          5,723,279
------------------------------------------------------------------------------------------------------------------------------------
                                                                                3,114,404           3,207,300          2,999,029
------------------------------------------------------------------------------------------------------------------------------------
Selling, general and administrative expenses                                    2,722,621           2,576,680          2,372,362
Depreciation and amortization                                                     197,745             180,356            170,651
Restructuring and asset impairment charges                                        936,829                --                 --
------------------------------------------------------------------------------------------------------------------------------------
                                                                                3,857,195           2,757,036          2,543,013
------------------------------------------------------------------------------------------------------------------------------------
Operating (loss) profit                                                          (742,791)            450,264            456,016
Interest expense, net                                                              54,977              32,385             23,769
------------------------------------------------------------------------------------------------------------------------------------
(Loss) earnings from continuing operations before income taxes and
  cumulative effect of change in accounting principle                            (797,768)            417,879            432,247
Income tax (benefit) provision                                                   (182,070)            174,293            169,638
------------------------------------------------------------------------------------------------------------------------------------
(Loss) earnings from continuing operations before cumulative effect
  of change in accounting principle                                              (615,698)            243,586            262,609
Earnings from discontinued operations, net of income taxes of $10,952,
  $44,448 and $50,803, and minority interests in net earnings of $38,351,
  $51,895 and $47,296                                                                 547              63,884             69,181
------------------------------------------------------------------------------------------------------------------------------------
(Loss) earnings before cumulative effect of change in accounting principle       (615,151)            307,470            331,790
Cumulative effect of change in accounting principle, net                           41,955                --                 --
------------------------------------------------------------------------------------------------------------------------------------
Net (loss) earnings                                                           $  (657,106)        $   307,470        $   331,790
------------------------------------------------------------------------------------------------------------------------------------
Per Share of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
(Loss) earnings from continuing operations before cumulative
  effect of change in accounting principle                                    $     (6.02)        $      2.15        $      2.33
Discontinued operations, net                                                         0.01                0.60               0.67
(Loss) earnings before cumulative effect of change in
 accounting principle                                                               (6.01)               2.75               3.00
Cumulative effect of change in accounting principle, net                            (0.40)               --                 --
------------------------------------------------------------------------------------------------------------------------------------
Net (loss) earnings per share of common stock                                 $     (6.41)        $      2.75        $      3.00
------------------------------------------------------------------------------------------------------------------------------------

Pro forma net earnings assuming retroactive application
  of accounting change                                                                            $   291,552        $   317,232

Per share of common stock                                                                         $      2.60        $      2.86
------------------------------------------------------------------------------------------------------------------------------------


See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
Consolidated Balance Sheets
--------------------------------------------------------------------------------

Melville Corporation and Subsidiary Companies

                      (in thousands except for share amounts and per share data)
--------------------------------------------------------------------------------
As of December 31                                          1995          1994
--------------------------------------------------------------------------------
Assets
--------------------------------------------------------------------------------
Current Assets:
Cash and cash equivalents                               $  129,583    $  117,035
Investments                                                175,000          --
Accounts receivable, net                                   296,393       229,833
Inventories                                              1,672,957     2,138,243
Prepaid expenses                                           285,995       165,388
--------------------------------------------------------------------------------
Total Current Assets                                     2,559,928     2,650,499
--------------------------------------------------------------------------------
Property and equipment, net                              1,114,404     1,526,922
Deferred charges and other assets                           91,612       109,641
Goodwill, net of accumulated amortization
  of $28,152 in 1995  and $94,987 in 1994                  195,618       448,427
--------------------------------------------------------------------------------
Total Assets                                            $3,961,562    $4,735,489
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Liabilities
--------------------------------------------------------------------------------
Current Liabilities:
Accounts payable                                        $  690,651    $  660,691
Accrued expenses                                         1,039,825       659,502
Notes payable                                               52,000       200,000
Federal income taxes                                          --         102,008
Other current liabilities                                   15,212        20,541
--------------------------------------------------------------------------------
Total Current Liabilities                                1,797,688     1,642,742
--------------------------------------------------------------------------------
Long-term debt                                             327,698       331,340
Deferred income taxes                                        9,103        81,702
Other  long-term liabilities                               184,150       188,126
Minority interests in subsidiaries                          93,830       108,644
--------------------------------------------------------------------------------
Redeemable Preferred Stock
--------------------------------------------------------------------------------
Cumulative preferred stock, Series B, $4.00
  dividend, par value $100, redeemable at par
  plus accrued dividends; authorized and issued
  17,269 shares in 1995 and 1994; 3,971 shares
  held in treasury in 1995 and 1994                          1,330         1,330
--------------------------------------------------------------------------------
Total Shareholders' Equity                               1,547,763     2,381,605
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Total Liabilities and Equity                            $3,961,562    $4,735,489
--------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
Consolidated Statements of Shareholders' Equity
--------------------------------------------------------------------------------

Melville Corporation and Subsidiary Companies


Years ended December 31                                         1995                      1994                      1993
------------------------------------------------------------------------------------------------------------------------------------
(in thousands, except per share data)                   Shares       Amount        Shares      Amount        Shares      Amount
------------------------------------------------------------------------------------------------------------------------------------
Preference Stock  (par value $1.00, authorized 50,000 shares;
  Series One ESOP Convertible, liquidation value $53.45)
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                          6,379    $ 340,948        6,499    $ 347,346        6,597    $ 352,583
Conversion to common stock                                 (112)      (6,001)        (120)      (6,398)         (98)      (5,237)
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                                6,267      334,947        6,379      340,948        6,499      347,346
------------------------------------------------------------------------------------------------------------------------------------
Common Stock  (par value $1.00,
  authorized 300,000 shares)
------------------------------------------------------------------------------------------------------------------------------------
Issued at beginning of year                             111,454      111,454      111,278      111,278      111,150      111,150
Exercise of stock options and awards under
  stock plans                                               193          193          173          173          128          128
Conversion of Subordinated Debentures                         2            2            3            3         --           --
------------------------------------------------------------------------------------------------------------------------------------
Issued at end of year                                   111,649      111,649      111,454      111,454      111,278      111,278
------------------------------------------------------------------------------------------------------------------------------------
Treasury Stock
------------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                             (5,812)    (283,785)      (5,932)    (289,653)      (6,417)    (313,432)
Reissuance of common stock for business acquired           --           --           --           --            387       18,976
Repurchase of common stock                                 (843)     (26,310)        --           --           --           --
Conversion of Preference Stock                              112        5,504          120        5,868           98        4,803
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                   (6,543)    (304,591)      (5,812)    (283,785)      (5,932)    (289,653)
------------------------------------------------------------------------------------------------------------------------------------
Common stock outstanding at end of year                 105,106      105,642      105,346
------------------------------------------------------------------------------------------------------------------------------------
Guaranteed ESOP Obligation
------------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                        (328,096)                 (328,570)                 (335,877)
Reduction of Guaranteed ESOP Obligation                               18,421                       474                     7,307
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                              (309,675)                 (328,096)                 (328,570)
------------------------------------------------------------------------------------------------------------------------------------
Capital Surplus
------------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                          48,122                    42,123                    53,302
Reissuance of common stock for business acquired                        --                        --                     (16,459)
Purchase of Series B preferred shares for treasury                      --                        --                           3
Conversion of Preference Stock                                           497                       530                       434
Exercise of stock options and awards under
  stock plans                                                          6,242                     5,447                     4,843
Conversion of Subordinated Debentures                                     17                        22                      --
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                54,878                    48,122                    42,123
------------------------------------------------------------------------------------------------------------------------------------
Retained Earnings
------------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                       2,494,383                 2,364,322                 2,208,875
Net earnings                                                        (657,106)                  307,470                   331,790
Retained earnings of business acquired                                  --                        --                         149
Dividends:
  Preference Stock ($3.90 per share), net                            (16,872)                  (16,934)                  (16,753)
  Series B preferred ($4.00 per share)                                   (53)                      (53)                      (53)
  Common ($1.52 per share)                                          (159,943)                 (160,422)                 (159,686)
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                             1,660,409                 2,494,383                 2,364,322
------------------------------------------------------------------------------------------------------------------------------------
Cumulative Translation Adjustment
------------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                          (1,421)                     --                        --
Effect of rate fluctuation                                             1,567                    (1,421)                     --
------------------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                                   146                    (1,421)                     --
------------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity                                       $ 1,547,763               $ 2,381,605               $ 2,246,846
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------
Melville Corporation and Subsidiary Companies

                                                                                                                      (in thousands)
------------------------------------------------------------------------------------------------------------------------------------
Years ended December 31                                                                        1995           1994           1993
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities:
Net (loss) earnings                                                                         $(657,106)     $ 307,470      $ 331,790
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:
  Restructuring and asset impairment charges                                                  982,447           --             --
  Cumulative effect of change in accounting principle                                          74,489           --             --
  Depreciation and amortization                                                               228,352        206,266        191,588
  Minority interests in net earnings                                                           38,351         51,895         47,296
  Deferred income taxes and other noncash items                                              (204,841)         1,993         15,595
Change in assets and liabilities, excluding acquisitions and dispositions:
  (Increase) decrease in accounts receivable, net                                             (29,996)       (15,013)        33,484
  Increase in inventories                                                                    (214,343)      (266,069)       (86,344)
  Increase  in prepaid expenses, deferred charges and other assets                            (21,454)       (14,123)       (14,392)
  Increase  (decrease) in accounts payable and accrued expenses                               225,462        125,849       (125,150)
  (Decrease) increase  in Federal income  taxes payable  and other liabilities                (75,899)       100,093         42,016
------------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                                     345,462        498,361        435,883
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities:
Additions to property and equipment                                                          (394,951)      (421,375)      (386,724)
Proceeds from the sale or disposal of property and equipment
  and operations or assets sold                                                               423,598         86,899         97,940
Acquisitions, net of cash                                                                      (4,809)       (36,556)       (41,534)
------------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by (Used in) Investing Activities                                            23,838       (371,032)      (330,318)
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities:
Dividends paid or payable                                                                    (239,985)      (225,500)      (245,635)
(Reductions of) additions to  notes payable                                                  (148,000)       110,000         90,000
Increase (decrease) in book overdrafts                                                         65,775         26,931         (6,701)
Repurchase of common stock                                                                    (26,310)          --             --
Reductions of long-term debt and obligations under capital leases                             (10,518)        (4,423)       (13,190)
Other                                                                                           2,286          1,727          5,794
------------------------------------------------------------------------------------------------------------------------------------
Net Cash Used in Financing Activities                                                        (356,752)       (91,265)      (169,732)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                                           12,548         36,064        (64,167)
Cash and cash equivalents at beginning of year                                                117,035         80,971        145,138
------------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                                    $ 129,583      $ 117,035      $  80,971
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Melville Corporation and Subsidiary Companies

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts of all subsidiary companies. The minority interests principally represent the 49% participation of Kmart Corporation in the ownership of all retail subsidiaries formed or to be formed from July, 1967 until July 1, 2012 for the purpose of operating leased shoe departments in Kmart stores. All intercompany balances and transactions have been eliminated.

     Basis of Presentation: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and Cash Equivalents: Cash equivalents consist of highly liquid instruments with maturities of three months or less and are stated at cost which approximates market. The Company's cash management program utilizes zero balance accounts. Accordingly, all book overdraft balances have been reclassified to current liabilities.

     Investments: Investments consist of available-for-sale securities whose carrying values approximate fair market value.

     Inventories: Inventories are stated at the lower of cost or market. Inventories of the retail operations are determined primarily by the retail method with 12.8% valued on a last-in, first-out ("LIFO") basis. Inventories of the manufacturing operations are determined on a first-in, first-out ("FIFO") basis.

     Fixed Assets: Depreciation and amortization of property and equipment is computed on a straight-line basis, generally over the estimated useful lives of the assets or, when applicable, the life of the lease, whichever is shorter. Amortization of leased property under capital leases is computed on a straight-line basis over the life of the lease. Capitalized software costs are amortized on a straight-line basis over their estimated useful lives.

     Impairment of Long - Lived Assets: When changes in circumstances warrant measurement, impairment losses for store fixed assets are calculated by comparing projected store cash flows over the lease term to the asset carrying values.

     Deferred Charges: Deferred charges, principally beneficial leasehold costs, are amortized on a straight-line basis, generally over the remaining life of the leasehold acquired.

     Goodwill: The excess of acquisition cost over the fair value of net assets acquired is amortized on a straight-line basis over periods not to exceed forty years. Impairment is assessed based on profitability of the related business relative to planned levels.

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

     Interest Expense: Interest costs charged to discontinued operations includes only third party interest and excludes interest related to intercompany balances.

     Federal Income Taxes: The Company and its wholly-owned subsidiaries file a consolidated Federal income tax return. The tax benefit for dividends on unallocated shares of Series One Convertible ESOP Preference Stock ("ESOP Preference Stock") is recorded as a credit to retained earnings.

     Accounting Changes: Effective January 1, 1995, the Company changed its policy from capitalizing internally developed software costs to expensing them as incurred.

     Effective October 1, 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of".

     Effective January 1, 1994, the Company adopted SFAS No. 112, "Employers' Accounting for Postemployment Benefits", the cumulative effect of which was not material to the consolidated financial statements and is therefore not presented separately.

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

     Foreign Currency Translation: The Company translates foreign currency financial statements by translating balance sheet accounts at the year-end exchange rate and income statement accounts at the average rate for the year. Translation gains and losses are recorded in shareholders' equity, and realized gains and losses are reflected in income. The balance in the cumulative translation adjustment account relates principally to the Company's operations in Mexico. Transaction gains and losses were immaterial.

     Reclassifications: Certain reclassifications have been made to the consolidated financial statements of prior years to conform to the 1995 presentation.

RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

On October 24, 1995, the Company announced a comprehensive restructuring plan comprising the spin-off of the Company's footwear and toy retailing businesses, the sale of the Marshalls, Wilsons and This End Up subsidiaries, the outsourcing of certain information processing and telecommunications functions, the closure of approximately 330 stores and the streamlining of the corporate overhead structure. In connection with the initiation of the plan, a pre-tax charge of $872.0 million was recorded (of which $837.2 related to continuing operations). Asset writeoffs included in the charge totaled $659.7 million, while the balance will require cash outlays, primarily in 1996. In connection with the various components of the plan, positions for approximately 1,200 store employees and 400 administrative employees have been or will be eliminated.

     The significant components of the restructuring charge, and the reserves remaining as of December 31, 1995, were as follows:

--------------------------------------------------------------------------------
($ in thousands)                                     Recorded        Remaining
--------------------------------------------------------------------------------
Loss on sale of subsidiaries                         $587.1           $204.9

Lease obligations and asset
   writeoffs for store closings,office
   closings and abandonment
   of warehouse facilities                            146.7             80.3

Contract termination costs and asset
   writeoffs related to outsourcing                    64.3             24.0

Severance and employee benefit
   vesting                                             48.0             47.8

Exit costs associated with the
   consolidation of footwear operations                20.0             19.6

Other                                                   5.9                -
--------------------------------------------------------------------------------
                                                     $872.0           $376.6
--------------------------------------------------------------------------------

     Operations impacted by the plan accounted for 50.6% of 1995 sales and 15.5% of 1995 operating profit from all operations before special charges. These operations (including those classified as discontinued operations) accounted for 33.3% of total assets and 26.8% of total liabilities as of December 31, 1995.

     Effective October 1, 1995, the Company adopted SFAS No. 121 and recorded a pre-tax asset impairment charge of $110.4 million (of which $99.6 million related to continuing operations) related to the write-down of fixed and intangible assets .

     Total goodwill written off within the special charges was $239.7 million.

     On November 17, 1995, the Company completed the sale of its Marshalls subsidiary to The TJX Companies, Inc. ("TJX") for approximately $600.0 million, consisting of $375.0 million in cash, and $175.0 million of TJX preferred stock, with the balance to be paid in cash during the first quarter of 1996. This transaction resulted in a pre-tax loss of $245.0 million, which is included in the total restructuring charge recorded by the Company.

DISCONTINUED OPERATIONS

As part of its comprehensive restructuring program, the Company intends to spin-off its footwear segment to shareholders during 1996. Accordingly, the results of operations for these businesses have been classified as discontinued operations for all periods presented in the consolidated statements of operations.

     Discontinued operations accounted for 16.4% of total assets and 14.4% of total liabilities as of December 31, 1995. The following table summarizes the financial results of the discontinued operations for the years ended December 31:

--------------------------------------------------------------------------------
($ in millions)                        1995            1994             1993
--------------------------------------------------------------------------------
Net sales                            $1,827.3        $1,839.9        $1,713.1
Operating profit                         53.5           160.5           167.3
--------------------------------------------------------------------------------

     Operating profit for 1995 reflects $34.8 million of restructuring charges related to the consolidation of operations and the closure of stores, as well as an asset impairment charge of $10.8 million related to the adoption of SFAS No. 121.

INVESTMENTS

In connection with the sale of Marshalls to TJX, the Company received 250,000 shares of TJX Series D Convertible Preferred Stock ("Series D Stock"), valued at $25.0 million and 1,500,000 shares of TJX Series E Convertible Preferred Stock ("Series E Stock"), valued at $150.0 million. The Series D stock earns cash dividends at an annual rate of 1.814% and is automatically convertible in one year to between 1,343,988 and 2,024,291 shares of TJX common stock, depending upon the price of TJX common stock. The Series E stock earns cash dividends at an annual rate of 7.0% and is automatically convertible in three years to between 8,093,927 and 9,716,599 shares of TJX common stock, depending upon the price of TJX common stock on the conversion date.

     Upon request of the Company, TJX must register the Series E stock unless such registration would interfere with any material transaction or securities underwriting. On December 8, 1995, the Company requested registration of these shares. Due to the automatic conversion of the Series D stock during 1996, and the Company's intention to sell the Series E stock during 1996, the securities have been classified as current assets in the accompanying consolidated balance sheet.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

ACCOUNTS RECEIVABLE

Accounts receivable at December 31 consisted of the following:

--------------------------------------------------------------------------------
($ in thousands)                                    1995             1994
--------------------------------------------------------------------------------
Trade accounts                                     $159,504        $170,296
Federal income tax refund                            22,432               -
Other                                               147,895          78,395
--------------------------------------------------------------------------------
                                                    329,831         248,691
Less allowance for doubtful
 accounts                                            33,438          18,858
--------------------------------------------------------------------------------
                                                   $296,393        $229,833
--------------------------------------------------------------------------------

INVENTORIES

Inventories at December 31 consisted of the following:

--------------------------------------------------------------------------------
($ in thousands)                                     1995              1994
--------------------------------------------------------------------------------
Finished goods                                  $1,661,677       $2,131,041
Work-in-process                                        767              645
Raw materials and supplies                          10,513            6,557
--------------------------------------------------------------------------------
                                                $1,672,957       $2,138,243
--------------------------------------------------------------------------------

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

     Had the FIFO method been used, the carrying value of inventories valued on a LIFO basis would have increased by $4.6 million and $8.1 million at December 31, 1995 and 1994, respectively.

PREPAID EXPENSES

Prepaid expenses at December 31 consisted of the following:

--------------------------------------------------------------------------------
($ in thousands)                                   1995               1994
--------------------------------------------------------------------------------
Deferred income taxes                            $228,072        $   97,668
Other                                              57,923            67,720
--------------------------------------------------------------------------------
                                                 $285,995          $165,388
--------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT

Property and equipment at December 31 consisted of the following:

--------------------------------------------------------------------------------
($ in thousands)                                    1995              1994
--------------------------------------------------------------------------------
Land                                       $       56,683       $    32,917
Buildings and improvements                        244,273           222,939
Fixtures and equipment                            910,101         1,246,682
Leasehold improvements                            483,289           687,095
Capitalized leases                                 13,581            42,208
--------------------------------------------------------------------------------
                                                1,707,927         2,231,841
--------------------------------------------------------------------------------
Accumulated depreciation
 and amortization                                 593,523           704,919
--------------------------------------------------------------------------------
                                               $1,114,404        $1,526,922
--------------------------------------------------------------------------------

Effective January 1, 1995 the Company changed its policy to expense internally developed software costs as incurred. The accounting change resulted in an after-tax charge of $45.9 million in 1995, including discontinued operations. The effect on earnings, had the new policy been in effect, would have been to reduce net earnings by $15.9 million and $14.6 million in 1994 and 1993, respectively.

ACCRUED EXPENSES

Accrued expenses at December 31 consisted of the following:

--------------------------------------------------------------------------------
($ in thousands)                                    1995              1994
--------------------------------------------------------------------------------
Restructuring accrual                             $   296,874       $       -
Taxes other than Federal
 income taxes                                         120,959         143,801
Salaries and wages                                    100,649          63,910
Rent                                                   78,064          87,811
Other                                                 443,279         363,980
--------------------------------------------------------------------------------
                                                   $1,039,825        $659,502
--------------------------------------------------------------------------------

SHORT-TERM BORROWING ARRANGEMENTS

Information regarding short-term borrowings outstanding at December 31 was as follows:

--------------------------------------------------------------------------------
($ in millions)                                     1995               1994
--------------------------------------------------------------------------------
Commercial paper                                  $   52.0          $    200.0
Weighted average interest rate                         5.9%                6.0%
--------------------------------------------------------------------------------
Lines of credit available                         $1,148.0          $    693.5
Letters of credit outstanding                        331.4               433.9
--------------------------------------------------------------------------------

The Company has available lines of credit with various banks which permit borrowings at prime or other negotiated interest rates. There were no short-term borrowings outstanding under these lines of credit at December 31, 1995 and 1994.

     The Company can also obtain short-term financing through the issuance of commercial paper and bank loan participation notes, and is not obligated under any formal or informal compensating balance agreements.

LONG-TERM DEBT

Long-term debt at December 31 consisted of the following:

--------------------------------------------------------------------------------
($ in thousands)                                    1995              1994
--------------------------------------------------------------------------------
Guaranteed ESOP note, 8.52%,
 payable in various installments
 through 2008*                                    $323,000          $340,100
Other notes and mortgages payable                   19,047             8,637
--------------------------------------------------------------------------------
                                                   342,047           348,737
Less current installments                           14,349            17,397
--------------------------------------------------------------------------------
                                                  $327,698          $331,340
--------------------------------------------------------------------------------
*See Employee Stock Ownership Plan footnote.

The aggregate long-term debt maturing during each of the next five years is as follows: $14.3 million in 1996, $18.1 million in 1997, $21.8 million in 1998, $13.9 million in 1999 and $16.6 million in 2000.

     Net interest expense for the years ended December 31 included the following:

--------------------------------------------------------------------------------
($ in thousands)                       1995            1994            1993
--------------------------------------------------------------------------------
Interest expense*                     $55,334         $33,453         $25,586
Interest income and
 capitalized interest                     357           1,068           1,817
--------------------------------------------------------------------------------
Net interest expense                  $54,977         $32,385         $23,769
--------------------------------------------------------------------------------

* Excludes interest related to the guaranteed ESOP note but includes interest costs recognized in connection with the Company's contribution to the ESOP.

LEASES

The Company and its subsidiaries lease retail stores and warehouse and office facilities over periods generally ranging from 5 to 25 years with options to renew such terms ranging from 5 to 15 years.

     At December 31, 1995, the future minimum lease payments under capital leases, rental payments required under operating leases, and future minimum sublease rentals excluding lease obligations for closed facilities were as follows:

--------------------------------------------------------------------------------
                                                  Capital         Operating
($ in thousands)                                   Leases          Leases
--------------------------------------------------------------------------------
1996                                               $ 1,700        $  398,442
1997                                                 1,354           373,913
1998                                                 1,374           344,348
1999                                                 1,336           312,899
2000                                                   843           280,352
Thereafter                                           7,158         1,479,356
--------------------------------------------------------------------------------
Total                                              $13,765        $3,189,310
Less amount representing
 interest                                            5,945
--------------------------------------------------------------------------------
Present value of minimum
 lease payments                                    $ 7,820
--------------------------------------------------------------------------------
Total future minimum sublease
 rentals                                           $   454        $   29,030
--------------------------------------------------------------------------------

     Net rental expense for all operating leases for the years ended December 31 was as follows:

--------------------------------------------------------------------------------
($ in thousands)                           1995         1994          1993
--------------------------------------------------------------------------------
Minimum rentals                         $485,988      $442,179      $417,201
Contingent rentals
   based on sales                         30,640        30,229        28,897
--------------------------------------------------------------------------------
                                         516,628       472,408       446,098
Less sublease rentals                     12,423         9,529         6,068
--------------------------------------------------------------------------------
                                        $504,205      $462,879      $440,030
--------------------------------------------------------------------------------

CONTINGENCIES

In connection with certain dispositions completed between 1991 and 1995, Melville Realty Company, Inc. ("MRC"), a wholly owned subsidiary of the Company, continued to guarantee rental and other lease-related charges for 474 retail stores. The present value of these minimum rental payments at December 31, 1995 was approximately $590.6 million. This amount does not include leases related to the sale of Chess King to Merry-Go-Round Enterprises ("MGRE"), which plans to liquidate in accordance with Chapter 7 of the United States Bankruptcy Code. Pursuant to the terms of sale to a third party of a note receivable from MGRE, the Company will be indemnified for 52.5% of costs incurred under any guarantees for Chess King stores. As of December 31, 1995, there are 250 leases guaranteed by MRC which have been rejected as part of the liquidation and have not yet been settled. The Company has accrued its unindemnified portion of the lease liability.

     The Company is also a defendant in various lawsuits arising in the ordinary course of business. In the opinion of management and its outside counsel, the ultimate disposition of all lawsuits will not have a material adverse effect on the Company's consolidated financial position.

STOCK INCENTIVE PLANS

     The Company's 1990 Omnibus Stock Incentive Plan (the "Plan"), as amended, provides for the granting of options, restricted stock and other stock-based awards for a maximum of 8,000,000 shares of common stock to key employees. The Plan replaced the Company's 1973 and 1987 Stock Option Plans and the 1980 Restricted Stock Plan ("Previous Plans").

     Stock options under the Plan are awarded at the fair market value on the date of grant. The right to exercise these options generally commences between one and three years from the date of grant and expires ten years after the grant date, provided the optionee continues to be employed by the Company.

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

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Melville Corporation and Subsidiary Companies

     Information with respect to stock option activity under the Plan, the Previous Plans and the Directors' Plan is as follows:

--------------------------------------------------------------------------------
                                     Number         Option Price
                                   of Shares       Range Per Share
--------------------------------------------------------------------------------
Outstanding at
December 31, 1992                 3,027,225       $ 18.19  /  $ 54.75
Granted                             709,650         41.13  /    53.50
Exercised                           126,400         18.19  /    52.00
Cancelled                           139,875         39.38  /    52.00
--------------------------------------------------------------------------------
Outstanding at
December 31, 1993                 3,470,600       $ 18.19  /  $ 54.75
Granted                             201,000         30.25  /    41.00
Exercised                            76,428         18.19  /    39.38
Cancelled                             7,000               45.00
--------------------------------------------------------------------------------
Outstanding at
December 31, 1994                 3,588,172       $ 26.72  /  $ 54.75
Granted                           3,047,725         31.25  /    37.38
Exercised                            17,400         28.69  /    36.00
Cancelled                            23,800              37.38
--------------------------------------------------------------------------------
Outstanding at
December 31, 1995                 6,594,697       $ 26.72  /  $ 54.75
--------------------------------------------------------------------------------
Exercisable at
December 31, 1995                 3,557,305       $ 26.72  /  $ 54.75
--------------------------------------------------------------------------------

     Of the options outstanding at December 31,1995, approximately 4.3 million are held by employees of operations to be sold or spun-off, or by employees to be terminated under the Company's restructuring plan. Such employees will be entitled to exercise their options for a 90 day period following termination.

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

     Information regarding performance shares and performance based restricted shares is as follows:

--------------------------------------------------------------------------------
($ in millions)                              1995           1994       1993
--------------------------------------------------------------------------------
Units awarded                               32,297         77,376     54,301
Fair market value of units
  awarded                                  $   1.2      $     2.9    $   2.6
Shares granted related to
  units  previously awarded                 60,807         42,051          -
Fair market value of shares
  granted                                  $   2.2      $     1.6    $     -
--------------------------------------------------------------------------------

     Restricted stock awards are currently granted under the Plan only in connection with the hiring or retention of key executives and are subject to certain conditions. Restrictions are lifted generally three or four years after the grant date, provided the executive continues to be employed by the Company. Information with respect to the restricted shares is as follows:

--------------------------------------------------------------------------------
($ in millions)                              1995           1994        1993
--------------------------------------------------------------------------------
Shares granted                             112,773         55,050      2,225
Fair market value of
  shares granted                           $   4.1        $   1.9    $   0.1
Shares cancelled                            11,452          1,535        420
--------------------------------------------------------------------------------

     At December 31, 1995 shares available for grant under the Plan totaled 1,901,254 and 57,000 shares of stock were available for grant under the Directors' Plan.

TREASURY STOCK

In connection with the management of the Company's stock incentive plans, the Company reacquired 842,900 shares of common stock during 1995 at a cost of $26.3 million. No shares were reacquired during 1994 or 1993.

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

     The weighted average discount rate used to determine the accumulated postretirement benefit obligation ("APBO") was 6.89% and 8.67% at December 31, 1995 and 1994, respectively. The following table reflects the accrued postretirement benefit cost as of December 31:

--------------------------------------------------------------------------------
($ in thousands)                                   1995             1994
--------------------------------------------------------------------------------
Retirees                                         $16,625          $14,335
Fully eligible active  plan
  participants                                     1,439            1,987
Other active plan participants                    10,709            8,078
--------------------------------------------------------------------------------
APBO                                              28,773           24,400
--------------------------------------------------------------------------------
Unrecognized prior service gain                   13,130           14,163
Unrecognized net gain                              7,955            6,817
--------------------------------------------------------------------------------
Accrued Postretirement
  Benefit Cost                                   $49,858          $45,380
--------------------------------------------------------------------------------

     Effective December, 1992, the Company amended these plans to terminate certain benefits, resulting in a prior service gain of $16.7 million to be amortized over 13 years. The net periodic cost recorded for the years ended December 31 was as follows:

--------------------------------------------------------------------------------
($ in thousands)                            1995          1994         1993
--------------------------------------------------------------------------------
Interest expense                           $2,000        $2,000       $2,200
Service cost                                 (900)*        (500)*     (1,000)*
--------------------------------------------------------------------------------
                                           $1,100        $1,500       $1,200
--------------------------------------------------------------------------------

* Net of prior service gain amortization.

     For measurement purposes, a 10.0% increase in the cost of covered health-care benefits was assumed for 1995; the rate was assumed to decline gradually to 5.0% in 2005, and remain at that level thereafter. A 1.0% increase in the health-care cost trend rate would increase the APBO at December 31, 1995 by $3.5 million, and the 1995 annual expense by $0.4 million.

401(K) PROFIT SHARING PLAN

The Company has a qualified 401(k) Profit Sharing Plan available to full-time employees who meet the plan's eligibility requirements. This plan, which is also a defined contribution plan, contains a profit sharing component, with tax-deferred contributions to each employee based on certain performance criteria, and also permits employees to make contributions up to the maximum limits allowed by Internal Revenue Code Section 401(k). Under the 401(k) component, the Company matches a portion of the employee's contribution under a predetermined formula based on the level of contribution and years of vesting service. Company contributions to the plan for both profit sharing and matching of employee contributions, including discontinued operations, were $21.7 million, $18.0 million and $20.3 million in 1995, 1994 and 1993 respectively.

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

     Information regarding the ESOP is as follows:

--------------------------------------------------------------------------------
($ in millions)                           1995            1994          1993
--------------------------------------------------------------------------------
Dividends paid                           $49.2          $    -          $29.6
Dividends accrued                           -             24.9             -
Annualized dividends                      24.3            24.9           25.3
Tax benefit of annualized
 dividends                                 9.8            10.0           10.1
Cash contributions (1)                    14.2            11.1            7.9
Interest costs incurred by
 the Trust                                28.4            29.0           29.5
Compensation expense
 recognized (2)                            6.2             5.9            5.7
Interest expense recognized (2)            6.4             5.3            5.9
--------------------------------------------------------------------------------

(1) 1994 amount accrued; paid January, 1995.

(2) Including discontinued operations.

     Contributions to the ESOP, plus the dividends paid on the ESOP Preference Stock held by the Trust, are used to repay the loan principal and interest. The difference between the cash contribution and the aggregate expense recognized is credited to the Guaranteed ESOP Obligation. In connection with the Company's restructuring plan, approximately one million shares of ESOP Preference Stock will be converted to common shares in 1996. Based on the market price of the Company's common stock on December 31,1995, such conversions will result in an expense of $23.0 million, which was provided as part of the 1995 restructuring charge.

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

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of December 31 were as follows:

--------------------------------------------------------------------------------
($ in thousands)                                    1995            1994
--------------------------------------------------------------------------------
Deferred tax assets:
Property and equipment                            $112,479        $      -
Employee benefits                                   75,944          66,233
Inventories                                         22,715          33,956
Other assets                                         7,831           7,895
--------------------------------------------------------------------------------
Total deferred tax assets                          218,969         108,084
--------------------------------------------------------------------------------
Deferred tax liabilities:
Property and equipment                                   -          92,118
--------------------------------------------------------------------------------
Net deferred tax assets                           $218,969        $ 15,966
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Melville Corporation and Subsidiary Companies

     Based on historical pre-tax earnings, the Company believes it is more likely than not that the net deferred tax assets will be realized.

     The income tax (benefit) provision for the years ended December 31 consisted of the following:

--------------------------------------------------------------------------------
($ in millions)                            1995           1994         1993
--------------------------------------------------------------------------------
Federal                                  $(187.3)        $130.0       $129.9
State                                        5.2           44.3         39.7
--------------------------------------------------------------------------------
                                         $(182.1)        $174.3       $169.6
--------------------------------------------------------------------------------

     The income tax (benefit) provision includes a net deferred tax benefit of $189.6 million in 1995 and net deferred tax charges of $28.5 million and $82.3 million in 1994 and 1993.

     Reconciliations of the effective tax rates to the U.S. statutory income tax rates are as follows:

--------------------------------------------------------------------------------
Percent of pre-tax income                      1995          1994       1993
--------------------------------------------------------------------------------
Effective tax rate                             22.8          41.7        39.2
State income taxes, net of
 Federal tax benefit                            0.4          (6.9)       (6.0)
Goodwill                                       11.8          (1.0)       (0.9)
Other                                             -           1.2         2.7
--------------------------------------------------------------------------------
Statutory income tax rates                     35.0          35.0        35.0
--------------------------------------------------------------------------------

SUPPLEMENTAL CASH FLOW INFORMATION

During the years ended December 31, the Company had the following non-cash financing and investing activities:

--------------------------------------------------------------------------------
($ in thousands)                              1995          1994         1993
--------------------------------------------------------------------------------
Fair value of
 assets acquired                            $  4,809      $ 41,832     $61,144
Cash paid                                      4,809        36,578      38,814
--------------------------------------------------------------------------------
Liabilities assumed                         $      -      $  5,254     $22,330
--------------------------------------------------------------------------------
Stock or note received for
 operations sold                            $175,000       $     -     $29,413
Book value of common
 stock issued in
 pooling of interests                              -             -      18,976
--------------------------------------------------------------------------------

     Cash payments for income taxes and interest for the years ended December 31 were as follows:

--------------------------------------------------------------------------------
($ in thousands)                            1995          1994         1993
--------------------------------------------------------------------------------
Income taxes                              $162,888       $140,789    $157,240
Interest (net of
   amounts capitalized)                     55,500         34,113      25,747
--------------------------------------------------------------------------------

RECENT ACCOUNTING PRONOUNCEMENTS

On October 23, 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). The provisions of this statement are effective for fiscal years beginning after December 15, 1995.

     As permitted under SFAS No. 123, the Company has elected not to adopt the fair value based method of accounting for its stock-based compensation plans, but will continue to account for such compensation under the provisions of APB Opinion No. 25. The Company will comply with the disclosure requirements of SFAS No. 123 in 1996.


SUMMARY OF QUARTERLY RESULTS (1)
------------------------------------------------------------------------------------------------------------------------------------
(Unaudited; $ in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------------------
                                    1st Quarter           2nd Quarter           3rd Quarter           4th Quarter
------------------------------------------------------------------------------------------------------------------------------------
Net Sales
------------------------------------------------------------------------------------------------------------------------------------
1995                                $ 2,124,714           $ 2,292,165           $ 2,351,216           $ 2,920,967
1994                                  1,999,682             2,063,974             2,246,312             3,135,710
------------------------------------------------------------------------------------------------------------------------------------
Gross Margin
------------------------------------------------------------------------------------------------------------------------------------
1995                                $   655,057           $   738,436           $   741,775           $   979,136
1994                                    647,415               695,049               749,790             1,115,046
------------------------------------------------------------------------------------------------------------------------------------
(Loss) Earnings from Continuing Operations before Cumulative Effect of Change in Accounting Principle
------------------------------------------------------------------------------------------------------------------------------------
1995                                $   (23,330)          $    13,792           $   (18,990)          $  (587,170)
1994                                     (1,665)               29,526                35,278               180,447
------------------------------------------------------------------------------------------------------------------------------------
Net (Loss) Earnings before Cumulative Effect of Change in Accounting Principle
------------------------------------------------------------------------------------------------------------------------------------
1995                                $   (30,354)          $    30,665           $    (5,104)          $  (610,358)
1994                                     (2,505)               45,602                51,718               212,655
------------------------------------------------------------------------------------------------------------------------------------
Net (Loss) Earnings
------------------------------------------------------------------------------------------------------------------------------------
1995                                $   (72,309)          $    30,665           $    (5,104)          $  (610,358)
1994                                     (2,505)               45,602                51,718               212,655
------------------------------------------------------------------------------------------------------------------------------------
(Loss) Earnings Per Share from Continuing Operations before Cumulative Effect of Change in Accounting Principle
------------------------------------------------------------------------------------------------------------------------------------
1995  Primary                       $     (0.26)          $      0.09           $     (0.22)          $     (5.63)
1994  Primary                             (0.06)                 0.24                  0.29                  1.67
1994  Fully Diluted (2)                   (0.06)                 0.24                  0.29                  1.62
------------------------------------------------------------------------------------------------------------------------------------
(Loss) Earnings Per Share before Cumulative Effect of Change in Accounting Principle
------------------------------------------------------------------------------------------------------------------------------------
1995  Primary                       $     (0.33)          $      0.25           $     (0.09)          $     (5.85)
1994  Primary                             (0.06)                 0.39                  0.45                  1.97
1994  Fully Diluted (2)                   (0.06)                 0.39                  0.45                  1.90
------------------------------------------------------------------------------------------------------------------------------------
Net (Loss) Earnings Per Share
------------------------------------------------------------------------------------------------------------------------------------
1995  Primary                       $     (0.73)          $      0.25           $     (0.09)          $     (5.85)
1994  Primary                             (0.06)                 0.39                  0.45                  1.97
1994  Fully Diluted (2)                   (0.06)                 0.39                  0.45                  1.90
------------------------------------------------------------------------------------------------------------------------------------


(1) Results of all quarters prior to fourth quarter 1995 have been restated to segregate the results of discontinued operations. 1995 quarters have also been restated to reflect the retroactive effect of the change in accounting principle.

(2) Dilutive effect in the fourth quarter due to the assumed conversion of the ESOP Preference Stock and the seasonality of earnings.

MARKET INFORMATION

Melville Corporation's common stock is listed on the New York Stock Exchange. Its trading symbol is MES. Information with respect to quarterly trading ranges (based on low/high stock prices), dividends paid per share and number of shareholders is as follows:

------------------------------------------------------------------------------------------------------------------------------------
                        1st Quarter           2nd Quarter          3rd Quarter         4th Quarter                Year
------------------------------------------------------------------------------------------------------------------------------------
Market Price Per Share
------------------------------------------------------------------------------------------------------------------------------------
1995                   $ 30 5/8 - 37 1/2      $ 33 5/8 -39 7/8        $ 32 3/4-37 1/4        $ 28 5/8-37 1/8        $ 28 5/8-39 7/8
1994                       35 3/4-41 3/4         37 1/8-41 5/8          34 1/2-39 7/8          29 1/2-36 5/8          29 1/2-41 3/4
------------------------------------------------------------------------------------------------------------------------------------
Dividends Paid Per Share
------------------------------------------------------------------------------------------------------------------------------------
1995                      $       0.38         $       0.38         $       0.38         $       0.38         $       1.52
1994                              0.38                 0.38                 0.38                 0.38                 1.52
------------------------------------------------------------------------------------------------------------------------------------
Number of Common Shareholders
------------------------------------------------------------------------------------------------------------------------------------
1995                                                                                                                 6,500
1994                                                                                                                 7,200
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

Melville Corporation and Subsidiary Companies

SEGMENT INFORMATION

The Company is a specialty retailer conducting business through retail stores in four business segments: prescription drugs, health and beauty care; apparel; toys and home furnishings and footwear. In accordance with APB Opinion No. 30, the footwear segment has been segregated as discontinued operations. Information about each of the continuing operation segments is summarized as follows:

------------------------------------------------------------------------------------------------------------------------------------
($ in thousands)                                                                           1995              1994          1993
------------------------------------------------------------------------------------------------------------------------------------
Prescription Drugs, Health and Beauty Care
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                             $ 4,865,025       $ 4,330,099      $ 3,948,197
Operating profit (a)(b)                                                                   252,748           227,655          195,670
Identifiable assets at December 31 (c)                                                  1,673,682         1,662,127        1,592,964
Depreciation and amortization                                                              66,458            60,828           56,883
Additions to property and equipment (d)                                                    78,019           102,047          104,592
------------------------------------------------------------------------------------------------------------------------------------
Apparel (e)
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                               3,055,651         3,538,928        3,395,926
Operating (loss) profit (a)(b)                                                           (672,776)          161,087          181,922
Identifiable assets at December 31 (c)                                                    318,991         1,528,693        1,334,026
Depreciation and amortization                                                              85,571            79,210           75,963
Additions to property and equipment (d)                                                    83,853           145,032          154,247
------------------------------------------------------------------------------------------------------------------------------------
Toys and Home Furnishings
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                               1,768,386         1,576,651        1,378,185
Operating (loss) profit (a)(b)                                                           (115,688)           99,403           89,138
Identifiable assets at December 31 (c)                                                    836,885           789,859          655,290
Depreciation and amortization                                                              41,111            37,424           34,797
Additions to property and equipment (d)                                                    93,183            92,332           70,948
------------------------------------------------------------------------------------------------------------------------------------
Total continuing operations
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                             $ 9,689,062       $ 9,445,678      $ 8,722,308
Operating (loss) profit before corporate expenses (a)(b)                                 (535,716)          488,145          466,730
Corporate expenses excluding depreciation and amortization (b)(f)                         202,470            34,987            7,706
Corporate depreciation and amortization                                                     4,605             2,894            3,008
------------------------------------------------------------------------------------------------------------------------------------
Interest expense, net                                                                      54,977            32,385           23,769
------------------------------------------------------------------------------------------------------------------------------------
(Loss) earnings from continuing operations before income taxes                        $  (797,768)      $   417,879      $   432,247
------------------------------------------------------------------------------------------------------------------------------------
Total identifiable assets of continuing operations at December 31 (c)                   2,829,558         3,980,679        3,582,280
Corporate assets at December 31                                                           481,479            94,613          107,746
Assets of discontinued operations                                                         650,525           660,197          568,015
------------------------------------------------------------------------------------------------------------------------------------
Total assets at December 31                                                           $ 3,961,562       $ 4,735,489      $ 4,258,041
------------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization - continuing operations                                 $   197,745       $   180,356      $   170,651
------------------------------------------------------------------------------------------------------------------------------------
Corporate additions to property and equipment                                              46,966            25,461           11,013
Additions of discontinued operations to property and equipment (d)                         92,930            56,503           45,924
Total additions to property and equipment (d)                                         $   394,951       $   421,375      $   386,724
------------------------------------------------------------------------------------------------------------------------------------

(a) Operating (loss) profit is defined as total revenues less operating expenses.

(b) In 1995, includes the effect of restructuring, asset impairment and other charges.

(c) Identifiable assets include those assets directly related to each segment's operations.

(d)  Excludes acquisitions.

(e)  Includes Marshalls through November 17, 1995.

(f) Includes general corporate expenses as well as net expenses related to other corporate managed subsidiaries.

--------------------------------------------------------------------------------
Five-Year Financial Summary
--------------------------------------------------------------------------------

Melville Corporation and Subsidiary Companies

                                                                                             ($ in thousands, except per share data)
------------------------------------------------------------------------------------------------------------------------------------
Results for the Year                                                1995(a)         1994         1993         1992(a)        1991
------------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                       $ 9,689,062    $ 9,445,678   $ 8,722,308   $ 8,592,822  $ 8,138,767
Wages and Compensation                                            1,204,285      1,176,629     1,127,056     1,083,184    1,033,393
Taxes                                                               (36,258)       366,665       348,394       278,451      354,094
(Loss) Earnings  from Continuing Operations before
 Income Taxes, and Cumulative Effect of
 Change in Accounting Principle                                    (797,768)       417,879       432,247       242,764      475,832
(Loss) Earnings from Continuing Operations before
  Cumulative Effect of Change in Accounting Principle              (615,698)       243,586       262,609       134,963      280,993
(Loss) Earnings before Cumulative Effect of Change in
 Accounting Principle                                              (615,151)       307,470       331,790       133,890      346,681
Net (Loss) Earnings                                                (657,106)       307,470       331,790       133,429      346,681
Dividends Declared                                                  184,294        185,351       184,934       180,324      174,517
------------------------------------------------------------------------------------------------------------------------------------
Per Share of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
(Loss) Earnings from Continuing Operations before
   Cumulative Effect of Change in Accounting Principle          $     (6.02)   $      2.15   $      2.33   $      1.14  $      2.55
(Loss) Earnings before Cumulative Effect of
 Change in Accounting Principle                                       (6.01)          2.75          3.00          1.13         3.20
Net (Loss) Earnings                                                   (6.41)          2.75          3.00          1.13         3.20
Dividends                                                              1.52           1.52          1.52          1.48         1.44
Book Value                                                            14.73          22.54         21.33         19.83        20.06
------------------------------------------------------------------------------------------------------------------------------------
End of Year Position
------------------------------------------------------------------------------------------------------------------------------------
Current Assets                                                  $ 2,559,928    $ 2,650,499   $ 2,384,031   $ 2,429,772  $ 2,359,017
Current Liabilities                                               1,797,688      1,642,742     1,292,708     1,350,498    1,302,770
Total Assets                                                    $ 3,961,562    $ 4,735,489   $ 4,258,041   $ 4,202,162  $ 4,074,259
Total Long-Term Obligations and
 Redeemable Preferred Stock                                         335,985        351,762       365,936       376,417      385,483
------------------------------------------------------------------------------------------------------------------------------------
Property and Equipment
------------------------------------------------------------------------------------------------------------------------------------
Net of Accumulated Depreciation and Amortization                $ 1,114,404    $ 1,526,922   $ 1,316,877   $ 1,225,039  $ 1,126,122
Capital Additions (b)                                               394,951        421,375       386,724       304,345      253,072
------------------------------------------------------------------------------------------------------------------------------------
Percentage of Net Sales
------------------------------------------------------------------------------------------------------------------------------------
(Loss) Earnings  from Continuing Operations before
 Income Taxes, and Cumulative Effect of
 Change in Accounting Principle                                        (8.2)           4.4           5.0           2.8          5.8
(Loss) Earnings before Cumulative Effect of Change in
 Accounting Principle                                                  (6.3)           3.3           3.8           1.6          4.3
Net (Loss) Earnings                                                    (6.8)           3.3           3.8           1.6          4.3
------------------------------------------------------------------------------------------------------------------------------------
Return on Beginning Shareholders' Equity                              (27.6)%         13.7%         16.0%          6.4%        18.7%
------------------------------------------------------------------------------------------------------------------------------------


(a)  Includes impact of special charges.

(b)  Excludes acquisitions.