Form 10-K405, Exhibit 13
period 1996-12-31
CVS CORP
filed 1997-03-31
CIK 64803

                                   EXHIBIT 13

                              1996 Financial Report

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations
                                       28

               Management's Responsibility for Financial Reporting
                                       34

                          Independent Auditors' Report
                                       35

                      Consolidated Statements of Operations
                                       36

                           Consolidated Balance Sheets
                                       37

                 Consolidated Statements of Shareholders' Equity
                                       38

                      Consolidated Statements of Cash Flows
                                       39

                   Notes to Consolidated Financial Statements
                                       40

                           Five-Year Financial Summary
                                       53

                     Management's Discussion and Analysis of
                 Financial Condition and Results of Operations

STRATEGIC RESTRUCTURING PROGRAM

THE 1995 PLAN
On October 23, 1995 (the "1995 Measurement Date"), the Board of Directors of CVS Corporation ("CVS" or the "Company")approved a comprehensive restructuring plan that was the product of a strategic review initiated in 1994. The restructuring plan included, among other things, (i) the continued operation of CVS (which includes CVS, and initially the Linens 'n Things and Bob's divisions), (ii) the disposal of the Marshalls, Kay-Bee Toys, Wilsons and This End Up divisions (collectively, the "Dispositions"), (iii) the spin-off of Footstar, Inc. ("Footstar"), which includes the Meldisco, Footaction and Thom McAn divisions, and (iv) the elimination of certain corporate overhead costs (the "Cost Reduction Program").

In connection with the approval of the 1995 Plan, the Company recorded a pre-tax charge of $872.0 million in the fourth quarter of 1995 (the "1995 Charge") and discontinued the footwear segment in accordance with APB Opinion No. 30, "Reporting the Results of Operations--Reporting the effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." As a result of the 1996 Plan discussed below, the apparel segment and toys and home furnishings segment were also discontinued. Accordingly, the portion of the 1995 Charge that pertains to these segments, $711.4 million, is reflected as a component of discontinued operations and the remainder, $160.6 million, is included in continuing operations. The amount recorded in continuing operations primarily includes costs associated with (i) exiting certain geographic markets, (ii) closing duplicate warehouse facilities and (iii) closing Melville's Corporate Headquarters. These costs primarily include asset write-offs, closed store and warehouse lease liabilities and employee severance. Management determined the amount of (i) asset write-offs by comparing the carrying value of the assets to be disposed of to the anticipated proceeds, (ii) closed store and warehouse lease liabilities by calculating the present value of the future minimum lease payments and (iii) employee severance based on an employee's compensation and years of service with the Company. The Company applied the provisions of EITF 94-3 to determine the appropriate accounting treatment for these charges.

Asset write-offs included in the 1995 Charge totaled $659.7 million. The balance of the charge, $212.3 million, will require cash outlays of which $85.7 million had been incurred as of December 31, 1996. The remaining cash outlays are expected to be incurred primarily in 1997.

In connection with various components of the 1995 Plan, positions for approximately 1,200 store employees and 400 administrative employees have been eliminated.

At December 31, 1996, the 1995 Plan had been completed without significant changes to the Board approved plan. As a result, the Company expects that earnings from continuing operations before income taxes will improve by approximately $38 million on an annual basis (projected 1997 versus 1995) primarily due to the elimination of certain corporate overhead costs.

THE 1996 PLAN
On May 29, 1996 (the "1996 Measurement Date"), the Board of Directors approved further refinements to the restructuring plan. The refinements included (i) a formal plan to separate the Linens 'n Things and Bob's divisions from CVS and
(ii) a formal plan to convert 80 to 100 of Thom McAn's stores to the Footaction store format and to exit the Thom McAn business by mid-1997.

In connection with the approval of the 1996 Plan, the Company recorded, as a component of discontinued operations, a pre-tax charge of $235.0 million during the second quarter of 1996 (the "1996 Charge"), substantially all of which related to asset write-offs that will not require net cash outlays. As a result of adopting the plan to separate the Linens 'n Things and Bob's divisions from CVS, the apparel and toys and home furnishings segments were discontinued in accordance with APB Opinion No. 30.

The Company expects that the 1996 Plan will be completed during 1997 without significant changes to the Board approved plan.

The asset write-offs of $659.7 million and $235.0 million included in the 1995 Charge and 1996 Charge, respectively, primarily relate to the write-down of the operating divisions to be disposed of to estimated fair value. The significant judgement included in the above write-offs relates to the estimation of fair value for each division. These estimates were prepared by independent third parties.

THE DISPOSALS

On November 17, 1995, the Company completed the sale of the Marshalls division to The TJX Companies, Inc. for total proceeds of approximately $600 million.

On May 4, 1996, the Company completed the sale of the Kay-Bee Toys division to Consolidated Stores Corporation for total proceeds of approximately $285.7 million.

On May 25, 1996, the Company completed the sale of the Wilsons division to an investor group led by Wilsons' management for total proceeds of approximately $69.7 million.

On May 31, 1996, the Company completed the sale of the This End Up division to an investor group for approximately $18.2 million.

On October 12, 1996, the Company completed the spin-off of Footstar by distributing 100% of the shares of Footstar common stock held by CVS to its shareholders of record as of the close of business on October 2, 1996 (the "Footstar Distribution"). See Note 20 for further information about the Footstar Distribution.

On December 2, 1996, the Company completed the initial public offering of 67.5% of Linens 'n Things, Inc. (the "Linens IPO") for net proceeds of approximately $189.4 million.

The gain and losses that resulted from the above disposals are reflected in the "Discontinued Operations" section of the Consolidated Statements of Operations. The 1996 Charge includes approximately $47 million related to finalizing certain disposals accrued for in the 1995 Charge. The Company has no continuing involvement with the divested operations.

OTHER EVENTS

On October 16, 1996, the Company's trading symbol on the New York Stock Exchange was changed to "CVS" from "MES."

On November 20, 1996, the Company officially changed its name to CVS Corporation from Melville Corporation.

See Note 2 to the consolidated financial statements for further information about the Company's strategic restructuring program.


AGREEMENT TO ACQUIRE REVCO D.S., INC.

On February 6, 1997, CVS signed a definitive merger agreement to acquire Revco D.S., Inc. ("Revco") in a stock-for-stock merger valued at approximately $2.8 billion. CVS will also assume approximately $900 million of existing Revco debt as part of this transaction.

The combination of CVS and Revco, which has been approved by the Boards of Directors of both companies, will bring together two of the leading companies in the chain-drug industry to create the nation's largest chain drugstore company based on store count, with approximately 4,000 locations in 24 states and the District of Columbia. The combination will bring the combined company into high-growth, contiguous markets in the Northeast, Mid-Atlantic, Southeast and Midwest regions; and the combined enterprise is expected to rank second in annual retail drugstore revenues in 1997.


Under the terms of the merger agreement, CVS will combine with Revco in an exchange of stock that is expected to qualify for treatment as a pooling of interests transaction, tax free to Revco shareholders. If the merger is completed, for each share of Revco common stock held, Revco shareholders will receive the sum of (i) 0.4692 shares of CVS common stock and (ii) the number of shares of CVS common stock equal to the quotient obtained by dividing $20 by the average closing price of CVS common stock during ten trading days randomly selected out of the twenty trading days ending on the fifth trading day preceding the closing date (collectively, the "Exchange Ratio"), provided that, under no circumstances will the Exchange Ratio exceed 1.0097 or be less than 0.8837.

The transaction is subject to approval by the shareholders of both companies, expiration of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and certain other customary closing conditions. If all the closing conditions have been met, it is expected that the transaction will be completed by mid-year 1997.



REVISED DIVIDEND

On January 10, 1996, the Board of Directors approved a reduction in the Company's quarterly dividend from $.38 per share to $.11 per share (the "Revised Dividend"). Management believes that the Revised Dividend is consistent with chain-drug industry practice and the Company's anticipated capital requirements.


RESULTS OF OPERATIONS

As a result of the Company's strategic restructuring plan, the results of operations of the former footwear segment, apparel segment and toys and home furnishings segment have been classified as discontinued operations in the accompanying consolidated statements of operations for all periods presented. The following management discussion, therefore, focuses primarily on continuing operations.

Net sales increased 13.6% to $5.5 billion in 1996, compared to increases of 12.4% in 1995 and 9.7% in 1994. The increase in net sales resulted from strong performances in both the front store (which increased $262.3 million or 9.3% from 1995 to 1996, compared to an increase of $241.0 million or 9.3% from 1994 to 1995) and pharmacy (which increased $376.0 million or 18.4% from 1995 to 1996, compared to an increase of $294.5 million or 16.9% from 1994 to 1995). The growth in front store sales was primarily driven by increases in greeting cards, film and photofinishing, upscale beauty and cosmetics, convenience foods, private label products and seasonal merchandise. Growth in pharmacy sales was primarily driven by (i) increased penetration into managed care markets, (ii) the purchase of prescription files from independent pharmacies and (iii) favorable trends, including an aging American population, greater demand for retail formats that provide easy access and convenience, discovery of new drug therapies and a need for cost-effective healthcare solutions.

Same store sales, consisting of sales from stores that have been open for more than one year, rose 10.9% in 1996, compared to increases of 8.8% in 1995 and 6.1% in 1994. Pharmacy same store sales grew 16.9% in 1996, compared to 13.9% in 1995 and 11.5% in 1994. Pharmacy sales were 43.9% of total sales in 1996, compared to 42.0% in 1995 and 40.4% in 1994. Third party prescription sales were 81.8% of pharmacy sales in 1996, compared to 76.1% in 1995 and 69.1% in 1994.

Gross margin as a percentage of net sales was 28.04% in 1996, compared to 27.92% in 1995 and 28.68% in 1994. The 12 basis point improvement as a percentage of net sales in 1996 was primarily due to sales increases in the following higher gross margin categories: greeting cards, film and photofinishing, upscale beauty and cosmetics, convenience foods, private label products and seasonal merchandise. The benefit realized from the expansion of these categories in 1996 was offset partially by expected increases in lower gross margin third party prescription sales and increases in pharmacy sales as a percentage of total sales (collectively, the "Pharmacy Trends"). The 76 basis point decrease in gross margin as a percentage of net sales in 1995 is primarily due to the Pharmacy Trends.

Selling, general and administrative expenses were 21.24% of net sales in 1996, compared to 22.88% in 1995 and 22.96% in 1994. When comparing 1996 to 1995, it is important to note that $49.4 million of non-recurring operating charges, which primarily included costs associated with (i) the Company changing its policy from capitalizing internally developed software costs to expensing the costs as incurred, (ii) outsourcing certain administrative functions and (iii) retaining certain employees at Melville's Corporate Headquarters, were recorded in the fourth quarter of 1995. Excluding the effect of these charges, comparable selling, general and administrative expenses were 21.87% of net sales in 1995. The comparable 63 and 109 basis point improvements in 1996 and 1995, respectively, were primarily due to (i) the benefit derived from sales in our existing store base growing at a faster rate than operating costs, (ii) the Cost Reduction Program, which included closing Melville's Corporate Headquarters and (iii) the benefits derived from key technology investments such as our RX 2000 Pharmacy System, Interactive Voice Response System for prescription refills, Pharmacy Data Warehouse, Point-of-Sale System, Retail Data Warehouse and Field Management System. These systems have collectively allowed the Company to reduce the labor costs associated with filling prescriptions, managing third party heathcare plans, managing promotional events and scheduling employees.



Depreciation and amortization expense as a percentage of net sales was 1.38% in 1996, compared to 1.46% in 1995 and 1.47% in 1994. The eight basis point improvement in 1996 was primarily due to the write-off of certain corporate assets as part of the Company's strategic restructuring plan.


Operating profit for 1996 increased to $299.6 million from $8.6 million in 1995. When comparing 1996 to 1995, it is important to note that $165.6 million of restructuring and asset impairment charges and $49.4 million of non-recurring operating charges included in selling, general and administrative expenses, were recorded in 1995 (collectively, the "Special Charges"). Excluding the effect of the Special Charges, comparable operating profit increased 34.0% in 1996.


Comparable operating profit as a percentage of net sales was 5.42% in 1996, compared to 4.60% in 1995 and 4.24% in 1994. The 82 basis point improvement in operating profit as a percentage of net sales in 1996 was primarily due to (i) leveraging sales growth, (ii) improving gross margin as a percentage of net sales, (iii) the benefits derived from key technology investments, (iv) controlling ongoing fixed costs and (v) the Cost Reduction Program. The 36 basis point improvement in 1995 was primarily due to controlling ongoing fixed costs, offset partially by a decrease in gross margin as a percentage of net sales.

During 1996, the Company completed the sale of 1.75 million shares of The TJX Companies, Inc. Series D and Series E preferred stock (the "TJX Securities") for $296.4 million (the "TJX Preferred Sales"). These transactions resulted in a pre-tax gain of $121.4 million (the "TJX Gain"). The Company originally received the TJX Securities as a portion of the proceeds from the sale of the Marshalls division.

During 1996, the Company recognized dividend income of approximately $5.6 million on the TJX Securities.

Interest expense totaled $30.7 million in 1996, compared to $53.9 million in 1995 and $31.8 million in 1994. The decrease in interest expense in 1996 was primarily due to a $573.7 million reduction in average daily short-term borrowings, offset partially by higher average daily short-term borrowing rates. The decrease in average daily short-term borrowings in 1996 was primarily due to the favorable impact of (i) the Dispositions, (ii) the Linens IPO, (iii) the TJX Preferred Sales and (iv) cash provided by continuing operations. The $22.1 million increase in interest expense in 1995 was primarily due to a $188.7 million increase in average daily short-term borrowings that resulted largely from operating losses and disappointing cash flow results at certain former divisions.

Interest income totaled $7.5 million in 1996, compared to $.4 million in 1995 and $1.0 million in 1994. The increase in interest income in 1996 was primarily due to interest earned on notes receivable that were received as a portion of the proceeds from certain of the Dispositions and to an increase in available cash that resulted from (i) the Dispositions, (ii) the Linens IPO, (iii) the TJX Preferred Sales and (iv) cash provided by continuing operations. The decrease in interest income in 1995 was primarily due to a decrease in available cash that resulted from operating losses and disappointing cash flow results at certain former divisions.

The Company's effective income tax rate for continuing operations was 40.6% in 1996, compared to 41.0% in 1995 and 1994. The 40 basis point decrease in 1996 was primarily due to the TJX Gain.

Earnings from continuing operations increased to $239.6 million in 1996 from a net loss of $26.5 million in 1995. Excluding the TJX Gain in 1996, earnings from continuing operations were $167.5 million, or $1.44 per share. Excluding the Special Charges in 1995, earnings from continuing operations were $100.3 million, or $.79 per share. In 1994, earnings from continuing operations were $90.3 million, or $.70 per share.

Discontinued operations consists of (i) (loss) earnings from operations, net of income tax benefit (provision), which represents the earnings or loss for a segment from the date of the earliest period presented to the respective segment's measurement date, and (ii) estimated loss on disposal, net of income tax benefit, which represents the estimated loss on disposal plus the segment's operating income or loss during the phase-out period. The phase-out period is defined as the period from the segment's measurement date to the date of disposal. The estimated loss on disposal was based on the difference between the carrying value of the segment affected and the estimated proceeds the Company expects to realize upon disposition. The estimated proceeds were the result of analyses prepared by independent third parties.

Net earnings including (i) continuing operations which includes the TJX Gain and
(ii) discontinued operations which includes an after-tax restructuring charge of $148.0 million, or $1.40 per share, were $75.4 million, or $.57 per share in 1996. This compares to a net loss of $657.1 million, or $6.41 per share in 1995 and net earnings of $307.5 million, or $2.75 per share in 1994. The decrease in net earnings in 1995 was primarily due to the Special Charges.

As of December 31, 1996, CVS operated 1,408 stores in 14 states and the District of Columbia, an increase of 3.1% from 1,366 stores as of December 31, 1995.


LIQUIDITY AND CAPITAL RESOURCES

The following discussion regarding liquidity and capital resources should be read in conjunction with the Company's consolidated balance sheets as of December 31, 1996 and 1995, and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended December 31, 1996.

The Company has four primary sources of liquidity: (i) cash and cash equivalents, (ii) cash provided by operations, (iii) commercial paper and (iv) bank loan participation notes. The Company's commercial paper program is supported by a $320 million, five-year unsecured revolving credit facility (the "Credit Facility"). The Credit Facility contains customary financial and operating covenants. Management believes that the restrictions contained in these covenants do not materially affect the Company's financial flexibility.

The Company issues commercial paper to finance, in part, its seasonal inventory requirements and capital expenditures. Borrowing levels throughout the year are typically higher than those reflected in the Company's year-end balance sheet. Management believes that the Company's cash on hand and cash provided by operations, together with its ability to secure short-term financing through commercial paper and bank loan participation notes, will be sufficient to cover its working capital, capital expenditure and debt service requirements.

Following is a summary of the Company's liquidity as of and for the years ended
December 31:
================================================================================
In millions, except ratios                       1996          1995         1994
--------------------------------------------------------------------------------
Cash and cash equivalents                     $ 423.9      $  129.6      $ 117.0
Net cash provided by (used in)
  investing activities                          501.8          23.8       (371.1)
Net cash used in
  financing activities                         (341.2)       (356.7)       (91.3)
Average daily short-term
  borrowings                                    182.4         756.1        567.4
Maximum short-term borrowings                   543.1       1,196.2        948.5
Short-term borrowings at year-end                --            52.0        200.0
Net interest expense                             23.2          53.5         30.8
--------------------------------------------------------------------------------
Ratios:
  Net investments
    (long-term obligations)
    to total capitalization(1)                   19.3%         (1.2)%       (7.9)%
  Inventory turns--
    continuing operations                         4.10          3.93         3.69
  Current ratio                                   1.6           1.4          1.6
================================================================================

(1) The ratio of net investments (long-term obligations) to total capitalization was calculated by dividing (i) long-term debt less the sum of cash and cash equivalents plus investments by (ii) the sum of long-term debt plus total shareholders' equity.


Cash and cash equivalents increased $294.3 million to $423.9 million in 1996 primarily due to the favorable impact of (i) the Dispositions, (ii) the Linens IPO, (iii) the TJX Preferred Sales, (iv) the Revised Dividend and (v) cash provided by continuing operations. The cash flow benefit derived from these sources was offset partially by the settlement of certain obligations that were established as part of the Company's strategic restructuring plan and by certain contributions made in connection with the Footstar Distribution and the Linens IPO. Cash and cash equivalents did not change materially in 1995 from 1994.

Net cash provided by operating activities decreased $211.8 million to $133.7 million in 1996 primarily due to the timing of (i) the Dispositions, (ii) the Footstar Distribution, (iii) the Linens IPO and (iv) the settlement of certain obligations that were established as part of the strategic restructuring plan. Net cash provided by operating activities decreased $152.9 million to $345.5 million from 1994 to 1995 primarily due to the timing of the sale of the Marshalls division and operating losses and disappointing cash flow results at certain former divisions.

Net cash provided by investing activities increased $478.0 million to $501.8 in 1996 primarily due to (i) the Dispositions other than the sale of the Marshalls division, (ii) the Linens IPO, and (iii) the TJX Preferred Sales. Net cash provided by investing activities increased $394.9 million from 1994 to 1995 primarily due to the sale of the Marshalls division.

Net cash used in financing activities decreased $15.5 million to $341.2 million in 1996 primarily due to (i) the Revised Dividend, (ii) a reduction of the amount of cash used to reduce notes payable and (iii) the proceeds received from the exercise of stock options. The favorable impact of these changes was offset partially by a decrease in book overdrafts. Net cash used in financing activities increased $265.4 million to $356.7 million from 1994 to 1995 primarily due to a $148 million reduction in notes payable and the repurchase of approximately $26.3 million of the Company's common stock in connection with managing the Company's stock incentive plans.

During 1997, the Company intends to sell the note receivable that was received as a portion of the proceeds from the sale of the Kay-Bee Toys division. In addition, the Company intends to sell, subject to market conditions, its remaining 32.5% ownership interest in Linens 'n Things, Inc. See Note 5 to the consolidated financial statements for further information about these investments.

Management believes that the Company's cash on hand and cash provided by operations, together with its ability to secure short-term financing through commercial paper and bank loan participation notes, will be sufficient to cover the combined working capital, capital expenditure and debt service requirements of CVS and Revco in the event the contemplated merger is completed.



CAPITAL EXPENDITURES

Capital expenditures were $224.4 million, $395.0 million and $421.4 million in 1996, 1995 and 1994, respectively. These expenditures were primarily for (i) new stores, (ii) improvements to existing stores, (iii) store equipment, (iv) information systems and (v) distribution and office facilities. The lower capital expenditure level in 1996 was primarily due to the Dispositions.

Accounting Changes

Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." While SFAS No. 123 established financial accounting and reporting standards for stock-based employee compensation plans using a fair value method of accounting, it allows companies to continue to measure compensation using the intrinsic value method of accounting prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company will continue to use its present APB No. 25 accounting treatment for stock-based compensation. See Note 14 to the consolidated financial statements for further information about SFAS No. 123.

Effective October 1, 1995, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and recorded a pre-tax asset impairment charge of $110.4 million ($5.0 million of which pertained to continuing operations) in connection with the write-down of certain fixed and intangible assets. See Note 1 to the consolidated financial statements for further information.

During the fourth quarter of 1995, the Company changed its policy from capitalizing internally developed software costs to expensing the costs as incurred and recorded a charge of $74.5 million ($37.8 million of which pertained to continuing operations). The effect of the change in accounting principle has been treated as a change in accounting principle that is inseparable from the effect of the change in accounting estimate. As a result, the entire amount has been treated as a change in accounting estimate. The effect of this charge was to reduce net earnings by $45.8 million, or $.44 per common share in 1995.


CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this Annual Report that are subject to risks and uncertainties. Forward-looking statements include the information concerning future results of operations of CVS after completion of the merger with Revco; the information concerning CVS' ability to continue to achieve significant sales growth; the information concerning CVS' ability to continue to reduce selling, general and administrative expenses as a percentage of net sales; the information concerning CVS' intention to sell a certain note receivable in 1997; and the information concerning CVS' intention to sell its remaining 32.5% ownership interest in Linens 'n Things, Inc. in 1997; as well as those preceded by, followed by or that otherwise include the words: "believes," "expects," "anticipates," "intends" "estimates" or other similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You should understand that the following important factors, in addition to those discussed elsewhere in this Annual Report (including in the notes to the consolidated financial statements included herein) and in our Annual Report on Form 10-K for the year ended December 31, 1996, could affect the future results of CVS and could cause those results to differ materially from those expressed in our forward-looking statements: materially adverse changes in economic conditions generally or in the markets served by CVS; material changes in inflation; a significant delay in the expected closing of the merger with Revco; future regulatory actions affecting the chain-drug industry; competition from other drugstore chains, from alternative distribution channels such as supermarkets, mass merchants, membership clubs, other retailers and mail order companies; and from third party plans; and the continued efforts of health maintenance organizations, managed care organizations, patient benefit management companies and other third party payors to reduce prescription drug costs. The forward-looking statements referred to above are also subject to uncertainties and assumptions relating to the operations and results of operations of CVS, including: risks relating to CVS' ability to combine the businesses of CVS and Revco and the challenges inherent in diverting CVS' management focus and resources from other strategic opportunities and from operational matters for an extended period of time during the integration process; CVS' ability to secure suitable new store locations on favorable lease terms, CVS' ability to continue to purchase inventory on favorable terms; and CVS' ability to attract, hire and retain suitable pharmacists and management personnel.

              Management's Responsibility for Financial Reporting


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



/s/ Stanley P. Goldstein
----------------------------------
Stanley P. Goldstein
Chairman of the Board and Chief Executive Officer



/s/ Thomas M. Ryan
----------------------------------
Thomas M. Ryan
Vice Chairman and Chief Operating Officer



/s/ Charles C. Conaway
----------------------------------
Charles C. Conaway
Executive Vice President and Chief Financial Officer

February 6, 1997

                          Independent Auditors' Report


To the Board of Directors and Shareholders of CVS Corporation:

We have audited the accompanying consolidated balance sheets of CVS Corporation as of December 31, 1996 and 1995 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of CVS Corporation at December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

As discussed in notes to consolidated financial statements, the Company has adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" effective October 1, 1995.

/s/ KPMG Peat Marwick LLP
--------------------------

KPMG Peat Marwick LLP
Providence, Rhode Island

February 6, 1997

                                             Consolidated Statements of Operations
                                                        CVS Corporation
===============================================================================================================================
                                                                                           Years Ended December 31,
In millions, except per share amounts                                                   1996          1995          1994
-------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                           $5,528.1      $4,865.0      $4,330.1
Cost of goods sold, buying and warehousing costs                                     3,978.1       3,506.4       3,088.2
-------------------------------------------------------------------------------------------------------------------------------
  Gross margin                                                                       1,550.0       1,358.6       1,241.9
Selling, general and administrative expenses                                         1,174.1       1,113.3         994.4
Depreciation and amortization                                                           76.3          71.1          63.7
Restructuring and asset impairment charges                                                --         165.6            --
-------------------------------------------------------------------------------------------------------------------------------
  Total operating expenses                                                           1,250.4       1,350.0       1,058.1
-------------------------------------------------------------------------------------------------------------------------------
Operating profit                                                                       299.6           8.6         183.8

Gain on sale of securities                                                             121.4            --            --
Dividend income                                                                          5.6            --            --
Interest expense, net                                                                  (23.2)        (53.5)        (30.8)
-------------------------------------------------------------------------------------------------------------------------------
  Other income (expense), net                                                          103.8         (53.5)        (30.8)
-------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before income taxes                         403.4         (44.9)        153.0
Income tax (provision) benefit                                                        (163.8)         18.4         (62.7)
-------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations                                             239.6         (26.5)         90.3
Discontinued operations:
  (Loss) earnings from operations, net of income tax benefit (provision) of
    $31.0, $171.4 and $(156.0) in 1996, 1995 and 1994, respectively and minority
    interest of $51.9 in 1994                                                          (54.8)       (607.4)        217.2
  Estimated loss on disposal, net of income tax benefit of $56.2 and $9.9 and
    minority interest of $22.2 and $38.4 in 1996 and 1995, respectively               (109.4)        (23.2)           --
-------------------------------------------------------------------------------------------------------------------------------
  (Loss) earnings from discontinued operations                                        (164.2)       (630.6)        217.2
-------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                                                                     75.4        (657.1)        307.5
Preferred dividends, net                                                               (14.5)        (17.0)        (17.0)
-------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) available to common shareholders                                 $  60.9      $ (674.1)     $  290.5
===============================================================================================================================

PER COMMON SHARE:
  Earnings (loss) from continuing operations                                         $  2.12      $   (.41)     $    .70
  (Loss) earnings from discontinued operations                                         (1.55)        (6.00)         2.05
-------------------------------------------------------------------------------------------------------------------------------
  Net earnings (loss)                                                                $   .57      $  (6.41)     $   2.75
===============================================================================================================================
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING                                             105.7         105.1         105.5
===============================================================================================================================
DIVIDENDS PER COMMON SHARE                                                           $   .44      $   1.52      $   1.52
===============================================================================================================================

See accompanying notes to consolidated financial statements.

                          Consolidated Balance Sheets
                                CVS Corporation

================================================================================
                                                             December 31,
In millions                                             1996              1995
--------------------------------------------------------------------------------
Assets:
  Cash and cash equivalents                         $  423.9          $  129.6
  Investments                                          179.4             175.0
  Accounts receivable, net                             160.8             296.4
  Inventories                                        1,031.4           1,673.0
  Prepaid expenses                                     177.2             286.0
--------------------------------------------------------------------------------
    Total current assets                             1,972.7           2,560.0

  Property and equipment, net                          606.5           1,114.4
  Deferred charges and other assets                    131.9              91.6
  Goodwill, net                                        120.7             195.6
--------------------------------------------------------------------------------
  Total assets                                      $2,831.8          $3,961.6
================================================================================

Liabilities:
  Accounts payable                                  $  507.7          $  690.7
  Accrued expenses                                     639.9           1,039.8
  Notes payable                                         --                52.0
  Federal income taxes                                  16.1              --
  Other current liabilities                             18.2              15.2
--------------------------------------------------------------------------------
    Total current liabilities                        1,181.9           1,797.7

  Long-term debt                                       303.7             327.7
  Deferred income taxes                                 20.6               9.1
  Other long-term liabilities                           80.5             184.2
  Minority interest in subsidiaries                     --                93.8
  Redeemable preferred stock                            --                 1.3

Shareholders'equity:
  Preference stock                                     298.6             334.9
  Common stock                                           1.1             111.7
  Treasury stock                                      (273.2)           (304.6)
  Guaranteed ESOP obligation                          (292.1)           (309.7)
  Capital surplus                                      199.1              54.9
  Retained earnings                                  1,314.0           1,660.4
  Other                                                 (2.4)               .2
--------------------------------------------------------------------------------
    Total shareholders' equity                       1,245.1           1,547.8
--------------------------------------------------------------------------------
  Total liabilities and shareholders' equity        $2,831.8          $3,961.6
================================================================================

See accompanying notes to consolidated financial statements.

                                        Consolidated Statements of Shareholders' Equity
                                                       CVS Corporation

====================================================================================================================================
                                                                                     Years Ended December 31,
                                                                        Shares                                   Dollars
                                                             ----------------------------            -------------------------------
In millions                                                  1996        1995        1994            1996          1995        1994
------------------------------------------------------------------------------------------------------------------------------------
PREFERENCE STOCK:
  Beginning of year                                          6.3         6.4          6.5           $  334.9   $  340.9    $  347.3
  Conversion to common stock                                 (.7)        (.1)         (.1)             (36.3)      (6.0)       (6.4)
------------------------------------------------------------------------------------------------------------------------------------
  End of year                                                5.6         6.3          6.4              298.6      334.9       340.9
====================================================================================================================================
COMMON STOCK:
  Beginning of year                                        111.6       111.4        111.2              111.7      111.5       111.3
  Stock options exercised and
    awards under stock plans                                  .8          .2           .2                 .8         .2          .2
  Effect of change in par value                               --          --           --             (111.4)        --          --
------------------------------------------------------------------------------------------------------------------------------------
  End of year                                              112.4       111.6        111.4                1.1      111.7       111.5
====================================================================================================================================
TREASURY STOCK:
  Beginning of year                                         (6.5)       (5.8)        (5.9)            (304.6)    (283.8)     (289.7)
  Repurchase of common stock                                  --         (.8)          --                 --      (26.3)         --
  Conversion of preference stock                              .7          .1           .1               31.7        5.5         5.9
  Other                                                       --          --           --                (.3)        --          --
------------------------------------------------------------------------------------------------------------------------------------
  End of year                                               (5.8)       (6.5)        (5.8)            (273.2)    (304.6)     (283.8)
====================================================================================================================================
GUARANTEED ESOP OBLIGATION:
  Beginning of year                                                                                   (309.7)    (328.1)     (328.6)
  Reduction of guaranteed ESOP obligation                                                               17.6       18.4          .5
------------------------------------------------------------------------------------------------------------------------------------
  End of year                                                                                         (292.1)    (309.7)     (328.1)
====================================================================================================================================
CAPITAL SURPLUS:
  Beginning of year                                                                                     54.9       48.1        42.1
  Conversion of preference stock                                                                         4.6         .5          .5
  Stock options exercised and awards under stock plans                                                  27.4        6.3         5.5
  Issuance of additional shares due to Footstar Distribution                                              .8         --          --
  Effect of change in par value                                                                        111.4         --          --
------------------------------------------------------------------------------------------------------------------------------------
  End of year                                                                                          199.1       54.9        48.1
====================================================================================================================================
RETAINED EARNINGS:
  Beginning of year                                                                                  1,660.4    2,494.4     2,364.3
  Net earnings (loss)                                                                                   75.4     (657.1)      307.5
  Dividends:
    Preference stock, net                                                                              (14.4)     (16.9)      (16.9)
    Redeemable preferred stock                                                                           (.1)       (.1)        (.1)
    Common stock                                                                                       (46.5)    (159.9)     (160.4)
    Footstar Distribution                                                                             (360.8)        --          --
------------------------------------------------------------------------------------------------------------------------------------
  End of year                                                                                        1,314.0    1,660.4     2,494.4
====================================================================================================================================
OTHER:
  Beginning of year                                                                                       .2       (1.4)         --
  Cumulative translation adjustment                                                                      (.2)       1.6        (1.4)
  Unrealized loss on investments, net                                                                   (2.4)        --          --
------------------------------------------------------------------------------------------------------------------------------------
  End of year                                                                                           (2.4)        .2        (1.4)
====================================================================================================================================
TOTAL SHAREHOLDERS' EQUITY                                                                          $1,245.1   $1,547.8    $2,381.6
====================================================================================================================================

See accompanying notes to consolidated financial statements.

                                             Consolidated Statements of Cash Flows
                                                       CVS Corporation
==============================================================================================================================
                                                                                             Years Ended December 31,
In millions                                                                               1996           1995           1994
------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss)                                                                  $  75.4        $(657.1)       $ 307.5
  Adjustments required to reconcile net earnings (loss)
    to net cash provided by operating activities:
      Restructuring and asset impairment charges                                         235.0          982.4             --
      Depreciation and amortization                                                      133.7          228.3          206.3
      Gain on sale of securities                                                        (121.4)            --             --
      Minority interest in net earnings                                                   22.2           38.4           51.9
      Income from unconsolidated subsidiary                                               (4.5)            --             --
      Deferred income taxes and other non-cash items                                      84.1         (130.3)           2.0

  Change in assets and liabilities, excluding acquisitions and dispositions:
      Decrease (increase) in accounts receivable, net                                     37.0          (30.0)         (15.0)
      (Increase) in inventories                                                         (247.6)        (214.3)        (266.1)
      (Increase) in prepaid expenses, deferred charges and other assets                  (98.9)         (21.5)         (14.1)
      Increase in accounts payable                                                       293.0          179.1           74.0
      (Decrease) increase in accrued expenses                                           (257.4)          46.4           51.8
      (Decrease) increase in Federal incomes taxes payable and other liabilities         (16.9)         (75.9)         100.1
------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                133.7          345.5          498.4
==============================================================================================================================
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment                                                   (224.4)        (395.0)        (421.4)
  Proceeds from sale of divisions and other property and equipment                       240.4          423.6           86.9
  Proceeds from initial public offering of Linens 'n Things, Inc.                        189.4             --             --
  Proceeds from sale of securities                                                       296.4             --             --
  Acquisitions, net of cash                                                                 --           (4.8)         (36.6)
------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES                                      501.8           23.8         (371.1)
==============================================================================================================================
CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends paid or payable                                                             (132.2)        (240.0)        (225.5)
  (Reductions in) additions to notes payable                                             (52.0)        (148.0)         110.0
  (Decrease) increase in book overdrafts                                                (170.3)          65.8           26.9
  Repurchase of common stock                                                                --          (26.3)            --
  Reductions of long-term debt and obligations under capital leases                      (13.3)         (10.5)          (4.4)
  Proceeds from exercise of stock options and other issuances of stock                    27.9             .7             --
  Other                                                                                   (1.3)           1.6            1.7
------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN FINANCING ACTIVITIES                                                   (341.2)        (356.7)         (91.3)
==============================================================================================================================
Net increase in cash and cash equivalents                                                294.3           12.6           36.0
Cash and cash equivalents at beginning of year                                           129.6          117.0           81.0
------------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                                $423.9        $ 129.6        $ 117.0
==============================================================================================================================

See accompanying notes to consolidated financial statements.

                   Notes to Consolidated Financial Statements

                                CVS Corporation

1 SIGNIFICANT ACCOUNTING POLICIES

BUSINESS--CVS Corporation ("CVS" or the "Company"), formerly known as Melville Corporation ("Melville"), primarily operates as a single business segment, 1,408 retail drugstores in 13 Northeast and Middle Atlantic states, Georgia and the District of Columbia. CVS offers customers convenience, selection, and superior customer service as well as comprehensive prescription and pharmacy services.

BASIS OF PRESENTATION--The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

As a result of the Company's strategic restructuring plan, the results of operations of the former (i) footwear segment (which includes the Meldisco, Footaction and Thom McAn divisions), (ii) apparel segment (which includes the Marshalls, Wilsons, and Bob's divisions) and (iii) toys and home furnishings segment (which includes the Kay-Bee Toys, This End Up and Linens 'n Things divisions) have been classified as discontinued operations in the accompanying consolidated statements of operations for all periods presented.

At December 31, 1996, the Company continues to own 32.5% of its former wholly-owned subsidiary Linens 'n Things, Inc. This investment is being accounted for using the equity method. The Company has announced its intention to dispose of, subject to market conditions, its remaining ownership interest in Linens 'n Things, Inc. during 1997. As a result, this investment has been classified as a current asset in the accompanying December 31, 1996 consolidated balance sheet.

See Note 2 for further information about the Company's strategic restructuring plan.

USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS--Cash and cash equivalents, which consist of cash and temporary investments with maturities of three months or less when purchased, are stated at cost which approximates market.

INVENTORIES--Inventories are stated at the lower of cost or market using the first-in, first-out ("FIFO") method. At December 31, 1995, certain inventories at the Kay-Bee Toys, Thom McAn and This End Up divisions were accounted for using the last-in, first out (LIFO) method. As discussed in Note 2, these divisions were disposed of during 1996.

PROPERTY AND EQUIPMENT--Depreciation of property and equipment is computed on a straight line basis, generally over the estimated useful lives of the assets or, when applicable, the life of the lease, whichever is shorter. Estimated useful lives generally range from 10 to 40 years for buildings and improvements, 5 to 10 years for fixtures and equipment, and 5 to 10 years for leasehold improvements.

IMPAIRMENT OF LONG-LIVED ASSETS--An impairment loss is recognized whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company primarily groups and evaluates assets at an individual store level, which is the lowest level at which independent cash flows can be identified. When evaluating assets for potential impairment, the Company considers historical performance and, in addition, estimates future results. If the carrying amount of the related assets exceed the expected future cash flows, the Company considers the assets to be impaired and records an impairment loss.

DEFERRED CHARGES AND OTHER ASSETS--Deferred charges, consisting primarily of beneficial leasehold costs, are amortized on a straight-line basis, over the remaining life of the leasehold acquired. Other assets primarily include notes receivable that were received as a portion of the proceeds from the sale of certain former divisions. The Company intends to hold these notes until maturity.

GOODWILL--Goodwill is the excess of the cost of net assets acquired in business combinations over their fair value. It is amortized on a straight-line basis generally over periods of forty years. Accumulated amortization was $22.3 million at December 31, 1996 and $28.2 million at December 31, 1995. The Company evaluates goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In completing its evaluation, the Company compares estimated future cash flows to the carrying amount of goodwill. If the carrying amount of goodwill exceeds the expected future cash flows, the Company considers the goodwill to be impaired and records an impairment loss.

FINANCIAL INSTRUMENTS--The Company's financial instruments primarily include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. Due to the short-term maturity of these instruments, their carrying amounts approximate fair value.

MAINTENANCE AND REPAIRS--Maintenance and repair costs are charged directly to expense as incurred. Major renewals or replacements that substantially extend the useful life of an asset are capitalized and depreciated.

STORE OPENING AND CLOSING COSTS--New store opening costs are charged directly to expense as incurred. In the event a store closes before its lease expires, the remaining lease obligation, less anticipated sublease rental income, is provided for in the year of closing.

ADVERTISING COSTS--External costs incurred to produce media advertising are charged to expense when the advertising takes place.

FEDERAL INCOME TAXES--The Company and its wholly-owned subsidiaries file a consolidated Federal income tax return. The tax benefit for dividends on unallocated shares of Series One ESOP Convertible Preference Stock is recorded as a credit to retained earnings.

POSTRETIREMENT BENEFITS--The annual cost of postretirement benefits is funded in the period incurred and the cost is recognized over an employee's term of service with the Company.

EARNINGS PER COMMON SHARE--Primary earnings per share is computed by dividing
(i) net earnings, after deducting net dividends on redeemable preferred stock and ESOP preference stock ("Primary Earnings") by (ii) the weighted average number of common shares outstanding during the year assuming the exercise of stock options ("Primary Shares").

Fully diluted earnings per share assumes that the ESOP preference stock is converted into common stock. Fully diluted earnings per share is computed by dividing (i) Primary Earnings, after accounting for the difference between the current dividends on the ESOP preference stock and the common stock and after making adjustments for certain non-discretionary expenses that are based on net earnings such as incentive bonuses and profit sharing by (ii) Primary Shares plus the number of additional common shares that would be issued upon the conversion of the ESOP preference stock. Fully diluted earnings per share presentation is not required on the face of the consolidated statements of operations due to the results of the materiality tests mandated by Accounting Principles Board ("APB") Opinion No. 15, "Earnings Per Share."

ACCOUNTING CHANGES--Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." While SFAS No. 123 established financial accounting and reporting standards for stock-based employee compensation plans using a fair value method of accounting, it allows companies to continue to measure compensation using the intrinsic value method of accounting as prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company will continue to use its present APB No. 25 accounting treatment for stock-based compensation. See Note 14 for further information about SFAS No. 123.

Effective October 1, 1995, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and recorded a pre-tax asset impairment charge of $110.4 million ($5.0 million of which pertained to continuing operations) in connection with the write-down of certain fixed and intangible assets. The above charge resulted when the Company began identifying and measuring impairment at a lower level under SFAS No. 121 than under its previous accounting policy. Under the Company's previous policy, each of the Company's operating divisions' long-lived assets were evaluated as a group for impairment at the division level if the division was either incurring operating losses or was expecting to incur operating losses in the future. Since the expected future cash flows measured at the division level were in excess of the carrying value of the related divisional assets, no previous impairment losses were recorded.

During the fourth quarter of 1995, the Company changed its policy from capitalizing internally developed software costs to expensing the costs as incurred and recorded a charge of $74.5 million ($37.8 million of which pertained to continuing operations). The effect of the change in accounting principle has been treated as a change in accounting principle that is inseparable from the effect of the change in accounting estimate. As a result, the entire amount has been treated as a change in accounting estimate. The effect of this charge was to reduce net earnings by $45.8 million, or $.44 per common share in 1995.

RECLASSIFICATIONS--Certain reclassifications have been made to the consolidated financial statements of prior years to conform to the 1996 presentation.

2 STRATEGIC RESTRUCTURING PROGRAM

THE 1995 PLAN
On October 24, 1995 (the "1995 Measurement Date"), the Board of Directors approved a comprehensive restructuring plan that was the product of a strategic review initiated in 1994. The restructuring plan included, among other things,
(i) the continued operation of CVS (which includes CVS, and initially the Linens 'n Things and Bob's divisions), (ii) the disposal of the Marshalls, Kay-Bee Toys, Wilsons and This End Up divisions, (iii) the spin-off of Footstar, Inc. ("Footstar"), which includes the Meldisco, Footaction and Thom McAn divisions, and (iv) the elimination of certain corporate overhead costs.

In connection with the approval of the 1995 Plan, the Company recorded a pre-tax charge of $872.0 million in the fourth quarter of 1995 (the "1995 Charge") and discontinued the footwear segment in accordance with APB Opinion No. 30, "Reporting the Results of Operations--Reporting the effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." As a result of the 1996 Plan discussed below, the apparel segment and toys and home furnishings segment were also discontinued. Accordingly, the portion of the 1995 Charge that pertains to these segments, $711.4 million, is reflected as a component of discontinued operations and the remainder, $160.6 million, is included in continuing operations. The amount recorded in continuing operations primarily includes costs associated with (i) exiting certain geographic markets, (ii) closing duplicate warehouse facilities and (iii) closing Melville's Corporate Headquarters. These costs primarily include asset write-offs, closed store and warehouse lease liabilities and employee severance. Management determined the amount of (i) asset write-offs by comparing the carrying value of the assets to be disposed of to the anticipated proceeds, (ii) closed store and warehouse lease liabilities by calculating the present value of the future minimum lease payments and (iii) employee severance based on an employee's compensation and years of service with the Company. The Company applied the provisions of EITF 94-3 to determine the appropriate accounting treatment for these charges.

Asset write-offs included in the 1995 Charge totaled $659.7 million. The balance of the charge, $212.3 million, will require cash outlays of which $85.7 million had been incurred as of December 31, 1996. The remaining cash outlays are expected to be incurred primarily in 1997.

In connection with various components of the 1995 Plan, positions for approximately 1,200 store employees and 400 administrative employees have been eliminated.

At December 31, 1996, the 1995 Plan had been completed without significant changes to the Board approved plan. As a result, the Company expects that earnings from continuing operations before income taxes will improve by approximately $38 million on an annual basis (projected 1997 versus 1995) primarily due to the elimination of certain corporate overhead costs.

The 1996 Plan
On May 29, 1996 (the "1996 Measurement Date"), the Board of Directors approved further refinements to the restructuring plan. The refinements included (i) a formal plan to separate the Linens 'n Things and Bob's divisions from CVS and
(ii) a formal plan to convert 80 to 100 of Thom McAn's stores to the Footaction store format and to exit the Thom McAn business by mid-1997.

In connection with the approval of the 1996 Plan, the Company recorded, as a component of discontinued operations, a pre-tax charge of $235.0 million during the second quarter of 1996 (the "1996 Charge"), substantially all of which related to asset write-offs that will not require net cash outlays. As a result of adopting the plan to separate the Linens 'n Things and Bob's divisions from CVS, the apparel and toys and home furnishings segments were discontinued in accordance with APB Opinion No. 30.

The Company expects that the 1996 Plan will be completed during 1997 without significant changes to the Board approved plan.

The asset write-offs of $659.7 million and $235.0 million included in the 1995 Charge and 1996 Charge, respectively, primarily relate to the write-down of the operating divisions to be disposed of to estimated fair value. The significant judgement included in the above write-offs relates to the estimation of fair value for each division. These estimates were prepared by independent third parties.

THE DISPOSALS
On November 17, 1995, the Company completed the sale of the Marshalls division to The TJX Companies, Inc. for total proceeds of approximately $600 million.

On May 4, 1996, the Company completed the sale of the Kay-Bee Toys division to Consolidated Stores Corporation for total proceeds of approximately $285.7 million.

On May 25, 1996, the Company completed the sale of the Wilsons division to an investor group led by Wilsons' management for total proceeds of approximately $69.7 million.

On May 31, 1996, the Company completed the sale of the This End Up division to an investor group for approximately $18.2 million.

On October 12, 1996, the Company completed the spin-off of Footstar by distributing 100% of the shares of Footstar common stock held by CVS to its shareholders of record as of the close of business on October 2, 1996 (the "Footstar Distribution"). See Note 20 for further information about the Footstar Distribution.

On December 2, 1996, the Company completed the initial public offering of 67.5% of Linens 'n Things, Inc. (the "Linens IPO") for net proceeds of approximately $189.4 million.

The gain and losses that resulted from the above disposals are reflected in the "Discontinued Operations" section of the Consolidated Statements of Operations. The 1996 Charge includes approximately $47 million related to finalizing certain disposals accrued for in the 1995 Charge. The Company has no continuing involvement with the divested operations.

OTHER EVENTS
On October 16, 1996, the Company's trading symbol on the New York Stock Exchange was changed to "CVS" from "MES."

On November 20, 1996, the Company officially changed its name to CVS Corporation from Melville Corporation.

Following is a summary of the significant components of the 1995 Charge and the 1996 Charge:
==========================================================================================================================
                                                                                          Reserve
                                                                   1995   Utilized     Balance at        1996     Utilized
In millions                                                      Charge    in 1995(1)    12/31/95(4)   Charge      in 1996(1)(2)(3)
--------------------------------------------------------------------------------------------------------------------------
Loss on sale of divisions                                        $587.1     $382.2         $204.9       $134.7      $177.1
Lease obligations and asset write-offs relating to store,
  office and warehouse closings                                   146.7       66.4           80.3          5.7        30.5
Contract termination costs and asset write-offs relating to
  outsourcing certain administrative functions                     64.3       40.3           24.0           --        19.2
Severance and employee benefits                                    48.0         .2           47.8         10.6        23.3
Costs relating to the consolidation of the footwear divisions
  and exit from Thom McAn                                          20.0         .4           19.6         84.0       103.6
Other                                                               5.9        5.9             --           --          --
--------------------------------------------------------------------------------------------------------------------------
                                                                 $872.0     $495.4         $376.6       $235.0      $353.7
--------------------------------------------------------------------------------------------------------------------------

==============================================================================
                                                                      Reserve
                                                                    Balance at
                                                                      12/31/96(4)
------------------------------------------------------------------------------
Loss on sale of divisions                                               $162.5
Lease obligations and asset write-offs relating to store,
  office and warehouse closings                                           55.5
Contract termination costs and asset write-offs relating to
  outsourcing certain administrative functions                             4.8
Severance and employee benefits                                           35.1
Costs relating to the consolidation of the footwear divisions
  and exit from Thom McAn                                                   --
Other                                                                       --
------------------------------------------------------------------------------
                                                                        $257.9
==============================================================================

(1) $6.1 million and $79.6 million of the amounts utilized in 1995 and 1996, respectively, required cash outlays.
(2) $80.0 million of the amount utilized in 1996 represents reserve balances that were retained by Footstar.
(3) $2.4 million of the amount utilized in 1996 represents reserve balances that were retained by Linen 'n Things, Inc.
(4) $36.8 million and $12.0 million of the reserve balance at December 31, 1995 and 1996, respectively, is included in balance sheet classifications other than accrued expenses.

The Company believes that the reserve balance at December 31, 1996 is adequate to cover the remaining costs associated with the strategic restructuring plan.

3 DISCONTINUED OPERATIONS

Following is a summary of discontinued operations by reporting segment for the years ended December 31:
===========================================================================
In millions                                1996          1995          1994
---------------------------------------------------------------------------
Net sales:
  Footwear                             $1,391.1      $1,827.3      $1,839.9
  Apparel                                 526.4       3,055.7       3,538.9
  Toys and Home Furnishings               900.3       1,768.4       1,576.7
---------------------------------------------------------------------------
                                       $2,817.8      $6,651.4      $6,955.5
===========================================================================
Operating (loss) profit:(1)
  Footwear                             $  (12.4)     $   47.5      $  160.5
  Apparel                                (171.3)       (704.0)        161.1
  Toys and Home Furnishings               (49.7)       (115.9)         99.4
---------------------------------------------------------------------------
                                       $ (233.4)     $ (772.4)     $  421.0
===========================================================================

(1) Includes the effect of the 1995 Charge and the 1996 Charge.

Following is a summary of the assets and liabilities of discontinued operations by reporting segment as of December 31:
==========================================================================
In millions                                            1996           1995
--------------------------------------------------------------------------
Assets:
  Footwear                                           $   --       $  650.5
  Apparel                                             141.0          313.9
  Toys and Home Furnishings                              --          811.3
--------------------------------------------------------------------------
                                                     $141.0       $1,775.7
==========================================================================
Liabilities:
  Footwear                                           $   --       $  347.6
  Apparel                                              61.0          125.5
  Toys and Home Furnishings                              --          356.8
--------------------------------------------------------------------------
                                                     $ 61.0       $  829.9
==========================================================================

4 ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following at December 31:
=====================================================================
In millions                                        1996          1995
---------------------------------------------------------------------
Trade                                            $145.1        $159.5
Federal income taxes                               --            22.4
Other                                              25.8         147.9
---------------------------------------------------------------------
                                                  170.9         329.8
Less allowance for
doubtful accounts                                 (10.1)        (33.4)
---------------------------------------------------------------------
                                                 $160.8        $296.4
=====================================================================

5 INVESTMENTS

Investments consisted of the following at December 31:
=====================================================================
In millions                                        1996          1995
---------------------------------------------------------------------
Note receivable                                  $100.0        $   --
Investment in Linens 'n Things, Inc.               83.2            --
TJX preferred stock                                  --         175.0
---------------------------------------------------------------------
                                                  183.2         175.0
Unrealized loss on note receivable                 (3.8)           --
---------------------------------------------------------------------
                                                 $179.4        $175.0
=====================================================================

The note receivable, which matures on May 4, 2000, was received as a portion of the proceeds from the sale of the Kay-Bee Toys division. The Company intends to sell this note to a third party in 1997. At December 31, 1996, the fair market value of this investment was approximately $96.2 million which represents the present value of the expected future cash flows discounted at an interest rate that the Company considers to be appropriate for a loan that would currently be offered to a company with comparable credit risk.

As discussed in Notes 1 and 2, the Company continues to own 32.5% of Linens 'n Things, Inc. At December 31, 1996, the fair market value of this investment was approximately $123 million based on quoted market prices.

During 1996, the Company completed the sale of the TJX preferred stock for total proceeds of approximately $296.4 million. The sale of these securities resulted in a gain of $121.4 million.

Except for the investment in Linens 'n Things, Inc., the above assets are classified as available-for-sale securities and are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, are reported as a separate component of shareholders' equity until realized.

6 INVENTORIES

Inventories consisted of the following at December 31:
=======================================================================
In millions                                          1996          1995
-----------------------------------------------------------------------
Finished goods                                   $1,031.4      $1,661.7
Work-in-process                                        --            .8
Raw materials and supplies                             --          10.5
-----------------------------------------------------------------------
                                                 $1,031.4      $1,673.0
=======================================================================

7 PREPAID EXPENSES

Prepaid expenses consisted of the following at December 31:
======================================================================
In millions                                          1996         1995
----------------------------------------------------------------------
Deferred income taxes                              $154.8       $228.1
Other                                                22.4         57.9
----------------------------------------------------------------------
                                                   $177.2       $286.0
======================================================================

8 PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31:
==============================================================================
In millions                                                1996           1995
------------------------------------------------------------------------------
Land                                                    $  55.6       $   56.7
Buildings and improvements                                160.9          244.3
Fixtures and equipment                                    461.4          910.1
Leasehold improvements                                    237.1          483.3
Capital leases                                              3.3           13.5
------------------------------------------------------------------------------
                                                          918.3        1,707.9
Accumulated depreciation and amortization                (311.8)        (593.5)
------------------------------------------------------------------------------
                                                        $ 606.5       $1,114.4
==============================================================================

9 ACCRUED EXPENSES

Accrued expenses consisted of the following at December 31:
==============================================================================
In millions                                                  1996         1995
------------------------------------------------------------------------------
Restructuring reserves                                     $245.9     $  339.8
Taxes other than Federal income taxes                        58.9        121.0
Salaries and wages                                           49.7         70.7
Rent                                                         40.8         78.0
Other                                                       244.6        430.3
------------------------------------------------------------------------------
                                                           $639.9     $1,039.8
==============================================================================

10 SHORT-TERM BORROWING ARRANGEMENTS

Following is a summary of short-term borrowings outstanding at December 31:
==========================================================================
In millions                                         1996              1995
--------------------------------------------------------------------------
Commercial paper                                 $    --          $   52.0
Weighted average interest rate                        --               5.9%
--------------------------------------------------------------------------
Lines of credit available                        $ 320.0          $1,148.0
Letters of credit outstanding                    $  11.9          $  331.4
==========================================================================

The Company primarily uses commercial paper to finance its seasonal inventory requirements and capital expenditures. The Company's commercial paper program is supported by a $320 million, five-year unsecured revolving credit facility. The Company can also obtain short-term financing through the issuance of bank loan participation notes.

There were no short-term borrowings outstanding at December 31, 1996. The Company is not obligated under any formal or informal compensating balance agreements.

11 LONG-TERM DEBT

Long-term debt consisted of the following at December 31:
======================================================================
In millions                                            1996       1995
----------------------------------------------------------------------
Guaranteed ESOP note, 8.52%, payable
  in various installments through 2008(1)            $309.4     $323.0
Other notes and mortgages payable                      12.2       19.0
----------------------------------------------------------------------
                                                      321.6      342.0
Less current installments                             (17.9)     (14.3)
----------------------------------------------------------------------
                                                     $303.7     $327.7
======================================================================

(1) See Note 18 for further information about the Company's ESOP Plan.

At December 31, 1996, the aggregate long-term debt maturing during each of the next five years was as follows: $17.9 million in 1997, $21.5 million in 1998, $13.8 million in 1999, $16.5 million in 2000 and $20.8 million in 2001.

Following is a summary of net interest expense for the years ended December 31:
========================================================================
In millions                              1996          1995         1994
------------------------------------------------------------------------
Interest expense(1)                     $30.7         $53.9        $31.8
Less interest income and
  capitalized interest                   (7.5)          (.4)        (1.0)
------------------------------------------------------------------------
Net interest expense                    $23.2         $53.5        $30.8
========================================================================

(1) In accordance with the provisions of Statement of Position 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans" and allowable under the transition provisions of Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans," interest expense excludes interest related to the guaranteed ESOP note, but includes interest recognized in connection with the Company's contribution to the ESOP Plan.

12 LEASES

The Company and its subsidiaries lease retail stores, warehouse facilities and office facilities over periods generally ranging from 5 to 20 years and generally have options to renew such terms over periods ranging from 5 to 15 years.

Following is a summary of the future minimum lease payments under capital leases, rental payments required under operating leases, and future minimum sublease rentals, excluding lease obligations for closed stores, at December 31,
1996:
======================================================================
                                                Capital      Operating
In millions                                      Leases         Leases
----------------------------------------------------------------------
1997                                              $  .6       $  190.3
1998                                                 .6          183.4
1999                                                 .6          171.2
2000                                                 .4          161.8
2001                                                 .4          148.4
Thereafter                                          1.6          908.3
----------------------------------------------------------------------
                                                  $ 4.2       $1,763.4
Less amount representing interest                  (2.1)
----------------------------------------------------------------------
Present value of minimum lease payments           $ 2.1
======================================================================
Total future minimum sublease rentals             $  --       $   30.8
======================================================================

Following is a summary of net rental expense for operating leases relating to continuing operations for the years ended December 31:
===============================================================================
In millions                                          1996       1995       1994
-------------------------------------------------------------------------------
Minimum rentals                                    $176.0     $170.7     $154.1
Contingent rentals based on sales                    30.2       25.2       21.9
-------------------------------------------------------------------------------
                                                    206.2      195.9      176.0
Less sublease rentals                               (10.1)      (7.7)      (7.7)
-------------------------------------------------------------------------------
                                                   $196.1     $188.2     $168.3
===============================================================================

13 CONTINGENCIES

In connection with certain dispositions completed between 1991 and 1996, the Company continues to guarantee lease obligations for approximately 2,600 former stores. The Company is indemnified for these obligations by the respective purchasers. Assuming that each respective purchaser became insolvent, an event which the Company believes to be highly unlikely, management estimates that it could settle these obligations for approximately $1.3 billion at December 31, 1996. In the opinion of management, the ultimate disposition of these guarantees will not have a material adverse effect on the Company's consolidated financial condition, results of operations or future cash flows.

The Company is also a defendant in various lawsuits arising in the ordinary course of business. In the opinion of management and the Company's outside counsel, the ultimate disposition of these lawsuits, exclusive of potential insurance recoveries, will not have a material adverse effect on the Company's consolidated financial condition, results of operations or future cash flows.

14 STOCK INCENTIVE PLANS

As discussed in Note 1, the Company applies APB Opinion No. 25 and related interpretations to account for its stock incentive plans. Pro forma disclosures as if the Company adopted the cost recognition requirements of SFAS No. 123 are presented below.

The Company's 1990 Omnibus Stock Incentive Plan (the "Omnibus Plan"), as amended, provides for the granting of up to 9,238,942 shares of common stock to key employees in the form of options, restricted stock and other stock-based awards. In 1996, the maximum number of shares available for grant was adjusted for the effect of the Footstar Distribution. The Omnibus Plan replaced the Company's 1973 and 1987 Stock Option Plans and the 1980 Restricted Stock Plan (collectively, the "Previous Employee Plans").

Stock options granted under the Omnibus Plan are awarded at fair market value on the date of the grant. The right to exercise these options generally commences between one and three years from the date of the grant and expires ten years after the date of the grant, provided that the option holder continues to be employed by the Company.

The 1996 Directors Stock Plan (the "1996 Directors Plan"), provides for the granting of up to 173,230 shares of common stock to the Company's non-employee directors (the "Eligible Directors"). In 1996, the maximum number of shares available for grant was adjusted for the effect of the Footstar Distribution. Eligible Directors (i) are entitled to receive an annual grant of

347 shares of common stock, (ii) are paid one-half of their annual retainer fee in shares of common stock and (iii) may elect to receive common stock as compensation for certain other services rendered. In addition, Eligible Directors may elect to defer compensation payable in common stock until their service as a director concludes. In this case, Eligible Directors are entitled to receive dividend equivalent credits on their deferred shares. The 1996 Directors Plan replaced the Company's 1989 Directors Stock Option Plan (the "Previous Directors Plan").

In connection with the termination of certain retirement benefits, the 1996 Directors Plan provided each Eligible Director the option to receive the actuarial present value of these benefits in the form of a common stock grant in lieu of receiving the previously accrued benefit in pension payments upon retirement. All Eligible Directors elected to receive the common stock grant and to defer the grant until their service as a director concludes. The impact of this grant was immaterial to the results of operations.

Following is a summary of the activity in the Omnibus Plan, the 1996 Directors Plan, the Previous Employee Plans and the
Previous Directors Plan:
                                                1996                          1995                          1994
                                    ---------------------------  -----------------------------   ------------------------------
                                               Weighted-Average               Weighted-Average                  Weighted-Average
                                     Shares    Exercise Price      Shares     Exercise Price       Shares       Exercise Price
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year    7,616,005      $35.27        4,143,867       $38.08          4,008,084         $38.12
Granted                             1,108,673       33.45        3,519,719        31.89            232,128          32.35
Exercised                            (910,640)      30.78          (20,095)       27.16            (88,261)         24.57
Canceled                           (2,210,456)      37.58          (27,486)       32.37             (8,084)         38.97
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year          5,603,582      $34.73        7,616,005       $35.27          4,143,867          38.08
-------------------------------------------------------------------------------------------------------------------------------
Options exercisable at year-end     3,403,940                    4,108,217                       3,925,594
===============================================================================================================================

Following is a summary of fixed stock options outstanding at December 31, 1996:
====================================================================================================================
                      Options Outstanding                                                  Options Exercisable
--------------------------------------------------------------------------------     -------------------------------
                                           Weighted-Average
                                              Remaining
    Range of                 Number            Years of         Weighted-Average        Number      Weighted-Average
 Exercise Prices          Outstanding      Contractual Life      Exercise Price      Exercisable     Exercise Price
--------------------------------------------------------------------------------------------------------------------
$23.14 to 35.72            4,128,253            7.59                 $32.53            1,928,611        $32.11
 36.85 to 39.72              786,632            5.76                  39.14              786,632         39.14
 40.05 to 47.41              688,697            4.71                  42.85              688,697         42.85
--------------------------------------------------------------------------------------------------------------------
$23.14 to 47.41            5,603,582            6.98                 $34.73            3,403,940        $35.91
====================================================================================================================

The number of shares and the weighted-average exercise prices included in the above tables have been restated to reflect the effect of the Footstar Distribution.

At December 31, 1996, approximately 1.6 million of the 5.6 million stock options outstanding were held by employees of divisions sold or to be sold, or by employees terminated under the Company's strategic restructuring plan. These individuals may exercise their options for a 90 day period following termination.

The Omnibus Plan also permits the granting of performance share awards, representing rights to receive common stock grants based upon certain performance criteria over a three-year performance period, and performance based restricted share awards, representing rights to receive common stock grants based upon certain performance criteria over a one-year performance period. Compensation expense related to grants under these provisions is based on the current market price of the Company's common stock and the extent to which the performance criteria is being met.

Following is a summary of performance shares and performance based restricted shares for the years ended December 31:
================================================================================
Dollars in millions                                1996        1995         1994
--------------------------------------------------------------------------------
Units awarded                                        --      32,297       77,376
Fair market value of units awarded                   --        $1.2         $2.9
Shares granted related to units
  previously awarded                             35,380      60,807       42,051
Fair market value of shares granted                $1.3        $2.2         $1.6
================================================================================

The weighted-average grant date fair value of performance shares and performance based restricted shares granted in 1996, 1995 and 1994 was $37.01, $35.79 and $37.19, respectively.

Restricted stock awards are currently granted under the Omnibus Plan only in connection with the hiring or retention of key executives and are subject to certain conditions. Restrictions are lifted generally three or four years after the date of grant, provided that the executive continues to be employed by the Company.

Following is a summary of restricted stock awards for the years ended December
31:
================================================================================
Dollars in millions                          1996          1995        1994
--------------------------------------------------------------------------------
Shares granted                             52,042       112,773      55,050
Fair market value of shares granted          $1.8          $4.1        $1.9
Shares canceled                            58,680        11,452       1,535
================================================================================

The weighted-average grant date fair value of restricted stock granted in 1996, 1995 and 1994 was $34.93, $32.54 and $34.97, respectively.

At December 31, 1996, there were 3,072,183 shares available for grant under the Omnibus Plan and 150,078 shares available for grant under the 1996 Directors Plan.

Compensation cost recognized in net earnings under the Company's stock-based compensation plans amounted to $1.4 million in 1996, $3.1 million in 1995 and
$1.4 million in 1994. Had compensation cost for the Company's 1996 and 1995 grants under its stock-based compensation plans been determined consistent with
SFAS No. 123, the Company's net earnings and net earnings per common share for
1996 and 1995 would approximate the pro forma amounts below:
================================================================================
In millions, except per share amounts           1996            1995
--------------------------------------------------------------------------------
Net earnings (loss):
  As reported                                  $ 75.4         $(657.1)
  Pro forma                                      69.8          (662.2)
--------------------------------------------------------------------------------
Net earnings (loss) per common share:
  As reported                                  $  .57         $ (6.41)
  Pro forma                                       .52           (6.46)
================================================================================

The weighted-average grant date fair value of options granted during 1996 and 1995 was $10.07 and $8.01 per option, respectively. The fair value of each option grant was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions for 1996 and 1995: a dividend yield of 1.07%; an expected volatility of 20.51%, a risk free interest rate of 7.0% and an expected life of 5.0 years and 4.1 years, respectively. The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1995.


15 Capital Structure

On November 20, 1996, the Company changed its state of incorporation from New York to Delaware. The Certificate of Incorporation of CVS provides for the authorization of 350,120,619 shares of capital stock of which 300,000,000 shares are common stock, $.01 par value per share, 120,619 are cumulative preferred stock, $.01 par value per share and 50,000,000 shares are preference stock, $1.00 par value per share.

In connection with managing the Company's stock incentive plans, 842,900 shares of common stock were reacquired in 1995 at a cost of $26.3 million. No shares were reacquired in 1996.

16 REDEEMABLE PREFERRED STOCK

At December 31, 1995, 17,269 shares of cumulative preferred stock, Series B, $4.00 dividend, redeemable at $100 plus accrued dividends were issued and outstanding. During 1996, the Company redeemed these shares at a cost of $1.3 million plus accrued dividends.


17 POSTRETIREMENT BENEFITS

The Company provides postretirement health benefits for retirees who meet certain eligibility requirements.

The weighted average discount rate used to determine the accumulated postretirement benefit obligation (the "APBO") was 7.5% and 6.9% at December 31, 1996 and 1995, respectively.

Following is a summary of the accrued postretirement benefit cost at December
31:
=====================================================================
In millions                                     1996             1995
---------------------------------------------------------------------
Retirees                                        $3.8            $16.6
Fully eligible active plan participants           .1              1.4
Other active plan participants                    .1             10.8
---------------------------------------------------------------------
APBO                                             4.0             28.8
Unrecognized prior service gain                  1.2             13.1
Unrecognized net gain                            1.7              8.0
---------------------------------------------------------------------
Accrued postretirement benefit cost             $6.9            $49.9
=====================================================================

In 1992, the Company amended these plans to terminate certain benefits. The amendment resulted in a prior service gain of $16.7 million. The prior service gain is being amortized over 13 years. The decrease in the accrued postretirement benefit cost from December 31, 1995 to December 31, 1996 is primarily due to the Footstar Distribution.

Following is a summary of the net periodic cost recorded for the years ended
December 31:
====================================================================
In millions                         1996            1995        1994
--------------------------------------------------------------------
Interest expense                    $1.6            $2.0        $2.0
Service cost(1)                      (.7)            (.9)        (.5)
--------------------------------------------------------------------
                                    $ .9            $1.1        $1.5
====================================================================

(1) Net of prior service gain amortization.

For measurement purposes, a 9.3% increase in the cost of covered healthcare benefits was assumed for 1996. The rate was assumed to decline gradually to 5% in 2005, and remain level thereafter. A one percent increase in the healthcare cost trend would increase the APBO by $.3 million at December 31, 1996 and the annual expense for 1996 by $.03 million.


18 EMPLOYEE STOCK OWNERSHIP PLAN
The Company sponsors a defined contribution plan for full-time employees which includes its Employee Stock Ownership Plan (the "ESOP").

In 1989, the ESOP Trust borrowed $357.5 million through a 20-year loan that is guaranteed by the Company. The proceeds from the loan were used to purchase 6,688,494 shares of ESOP convertible preference stock from the Company. The original liquidation value of the ESOP convertible preference stock ($53.45) is guaranteed by the Company. Each share of ESOP convertible preference stock is convertible into 1.157 shares of common stock. The total number of new shares to be allocated each year is calculated by multiplying the ratio of each year's debt service payment to total current and future debt service payments by the number of unallocated shares of ESOP preference stock in the plan. At December 31, 1996, 5.6 million shares were outstanding, of which, 1.2 million shares were allocated to participants, .4 million were committed to be released and the remaining 4.0 million shares were held in the ESOP trust for future allocations. At December 31, 1996, the fair value of the allocated shares was approximately $64 million. The Company is required to repurchase at the original liquidation value, for cash or common stock at the Company's option, the ESOP convertible preference stock allocated to participants upon distribution to the participant. Dividends are cumulative at the stated rate or the common rate if higher.

Following is a summary of the ESOP for the years ended December 31:
=============================================================================
In millions                                        1996       1995       1994
-----------------------------------------------------------------------------
Dividends paid                                    $21.8      $49.2      $  --
Dividends accrued                                    --         --       24.9
Annual dividends                                   21.8       24.3       24.9
Tax benefit of annual dividends                     8.8        9.8       10.0
Cash contributions                                 19.3       14.2       11.1
Interest costs incurred by
the ESOP Trust                                     27.5       28.4       29.0
Compensation expense recognized(1)                  3.4        6.2        5.9
Interest expense recognized(1)                     12.0        6.4        5.3
=============================================================================

(1)  Amounts include discontinued operations.

The Company's contribution to the ESOP, plus the dividends paid on the ESOP convertible preference stock held by the ESOP Trust, are used to repay the loan principal and interest. The Company has reflected the guaranteed ESOP obligation as long-term debt on the balance sheet. The ESOP obligation is collateralized by the unallocated shares of ESOP convertible preference stock. A corresponding amount of "Guaranteed ESOP obligation" is recorded as a reduction of shareholders' equity. The ESOP convertible preference stock is not considered when computing primary earnings per share, but is considered when computing fully diluted earnings per share. In connection with the Company's strategic restructuring plan, approximately 300,000 shares of ESOP convertible preference stock will be converted to common stock in 1997. Based on the market price of the Company's common stock at December 31, 1996, these conversions will result in an expense of $3.5 million. This expense was provided for in the 1995 restructuring charge.


19 401 (K) PROFIT SHARING PLAN
The Company has a qualified 401(k) Profit Sharing Plan available to full-time employees who meet the plan's eligibility requirements. This plan, which is also a defined contribution plan, contains a profit sharing component that makes tax deferred contributions to each employee based on certain performance criteria. The plan permits employees to make contributions up to the maximum limits allowed by Internal Revenue Code Section 401(k). Under the 401(k) component, the Company matches a portion of the employee's contribution under a predetermined formula based on the employee's contribution level and years of vesting service. Company contributions to the plan for both profit sharing and matching employee contributions totaled $22.4 million, $21.7 million and $18.0 million in 1996, 1995 and 1994, respectively. These amounts include contributions made on behalf of employees of the Company's former divisions.



20 INCOME TAXES
Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31:
======================================================================
In millions                                      1996             1995
----------------------------------------------------------------------
Deferred tax assets:
  Property and equipment                       $ 57.5           $112.5
  Employee benefits                              57.6             75.9
  Inventories                                     6.9             22.7
  Other assets                                   12.2              7.8
----------------------------------------------------------------------
Total deferred tax assets                       134.2            218.9
Deferred tax liabilities                           --               --
----------------------------------------------------------------------
Net deferred tax assets                        $134.2           $218.9
======================================================================

Based on historical pre-tax earnings, the Company believes it is more likely than not that the deferred tax assets will be realized.

The Company's income tax (provision) benefit for continuing operations for the years ended December 31 consisted of the following:
=====================================================================
In millions                              1996        1995        1994
---------------------------------------------------------------------
Federal                               $(129.6)      $14.6      $(47.7)
State                                   (34.2)        3.8       (15.0)
---------------------------------------------------------------------
                                      $(163.8)      $18.4      $(62.7)
=====================================================================

The income tax (provision) benefit includes a net deferred tax benefit of $.2 million and $123.9 million in 1996 and 1995, respectively and a net deferred tax charge of $15.3 million in 1994.

Following is a reconciliation of the Company's effective tax rate to the U.S.
statutory income tax rates for the years ended December 31:
=====================================================================
                                       1996        1995          1994
---------------------------------------------------------------------
Percent of pre-tax income              40.6%       41.0%         41.0%
State income taxes, net of Federal
  tax benefit                          (5.5)       (5.9)         (6.4)
Goodwill and other                      (.1)        (.1)           .4
---------------------------------------------------------------------
Statutory income tax rate              35.0%       35.0%         35.0%
=====================================================================

As discussed in Note 2, the Company completed the Footstar Distribution on October 12, 1996. The Company believes that the Footstar Distribution should be tax-free to the Company and its shareholders, based on a legal opinion provided by outside counsel. However, since opinions of counsel are not binding on the Internal Revenue Service or the courts, it could ultimately be determined that the Footstar Distribution does not qualify as a tax-free distribution. If such occurred, the Company would be required to recognize a capital gain for tax purposes equal to the difference between the fair market value of the shares of Footstar stock distributed and the Company's basis in such shares. The Company, however, believes the likelihood of the Footstar Distribution not qualifying as a tax-free distribution to be remote.


21 SUPPLEMENTAL CASH FLOW INFORMATION

During the years ended December 31, the Company had the following non-cash financing activities:
============================================================
In millions                         1996      1995      1994
------------------------------------------------------------
Fair value of assets acquired     $   --     $ 4.8     $41.8
Cash paid                             --       4.8      36.6
------------------------------------------------------------
Liabilities assumed               $   --     $  --     $ 5.2
------------------------------------------------------------
Stock or notes received for
 divisions sold                   $172.4     $175.0    $  --
============================================================

Cash payments for income taxes and interest for the years ended December 31 were as follows:
======================================================================
In millions                                1996      1995        1994
----------------------------------------------------------------------
Income tax refund (payment)               $ 3.8    $(141.5)    $(122.4)
Interest, net of amounts capitalized      $31.5    $  55.5     $  34.1
======================================================================

22 SUBSEQUENT EVENT (UNAUDITED)
On February 6, 1997, the Company signed a definitive merger agreement to acquire Revco D.S., Inc. ("Revco") in a stock-for-stock merger valued at approximately $2.8 billion. CVS will also assume approximately $900 million of existing Revco debt as part of this transaction.

Under the terms of the merger agreement, CVS will combine with Revco in an exchange of stock that is expected to qualify for treatment as a pooling of interests transaction, tax free to Revco shareholders. If the merger is completed, for each share of Revco common stock held, Revco shareholders will receive the sum of (i) 0.4692 shares of CVS common stock and (ii) the number of shares of CVS common stock equal to the quotient obtained by dividing $20 by the average closing price of CVS common stock during ten trading days randomly selected out of the twenty trading days ending on the fifth trading day preceding the closing date (collectively, the "Exchange Ratio"), provided that, under no circumstances will the Exchange Ratio exceed 1.0097 or be less than 0.8837.

The transaction is subject to approval by the shareholders of both companies, expiration of the applicable waiting period under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and certain other customary closing conditions. If all the closing conditions have been met, it is expected that the transaction will be completed by mid-year 1997.

23 SUMMARY OF QUARTERLY RESULTS

================================================================================================================
Unaudited; in millions, except per share amounts       1st Quarter    2nd Quarter    3rd Quarter     4th Quarter
----------------------------------------------------------------------------------------------------------------
Net sales:
  1996                                                    $1,258.4       $1,363.5       $1,356.3        $1,549.9
  1995                                                     1,128.1        1,202.9        1,170.0         1,364.0
----------------------------------------------------------------------------------------------------------------
Gross margin:
  1996                                                    $  362.0       $ 388.5        $  374.1        $  425.4
  1995                                                       322.3         342.8           330.4           363.1
----------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations:
  1996                                                    $   40.6       $  90.9        $   44.8        $   63.3
  1995                                                        28.0          33.3            12.8          (100.6)
----------------------------------------------------------------------------------------------------------------
Net earnings (loss):
  1996                                                    $   14.2       $ (62.5)       $   63.6        $   60.1
  1995                                                       (26.4)         30.6            (5.2)         (656.1)
----------------------------------------------------------------------------------------------------------------
Earnings (loss) per share from continuing operations:
  1996 Primary                                            $    .35       $   .83        $    .39        $    .55
  1996 Fully diluted                                           .35           .83             .38             .55
  1995                                                         .23           .28             .08           (1.00)
----------------------------------------------------------------------------------------------------------------
Net earnings (loss) per share:
  1996 Primary                                            $    .10       $  (.62)       $    .57        $    .53
  1996 Fully diluted                                           .10          (.62)            .55             .53
  1995                                                        (.29)          .25            (.09)          (6.28)
================================================================================================================


24 MARKET INFORMATION

CVS Corporation's common stock is listed on the New York Stock Exchange. Its trading symbol is CVS. Information with respect to quarterly trading ranges
(based on low/high sales prices), dividends paid per share and the number of record shareholders is summarized as follows:
=========================================================================================================
Unaudited           1st Quarter       2nd Quarter     3rd Quarter        4th Quarter          Year
---------------------------------------------------------------------------------------------------------
Market price per share(1):
        1996      $27 1/4-$36 3/8   $35 1/4-$44 1/2   $36 3/8-$46       $36 3/8-$44 3/4   $27 1/4-$46
        1995       30 3/8- 37 1/2    33 5/8- 39 7/8    32 3/4- 37 1/4    28 3/8- 37 1/8    28 5/8- 39 7/8
---------------------------------------------------------------------------------------------------------
Dividends paid per share:
        1996             $.11              $.11              $.11              $.11             $ .44
        1995              .38               .38               .38               .38              1.52
---------------------------------------------------------------------------------------------------------
Number of common shareholders:
        1996                                                                                    5,700
        1995                                                                                    6,500
=========================================================================================================

(1) The stock prices shown in the table above are actual trading prices and do not reflect any adjustment for the effect of the Footstar Distribution which was completed on October 12, 1996.

                                               Five-Year Financial Summary

                                                     CVS Corporation
=========================================================================================================================
Dollars in millions, except per share amounts                   1996         1995          1994         1993         1992
-------------------------------------------------------------------------------------------------------------------------
Results of operations:
  Net sales                                                 $5,528.1     $4,865.0      $4,330.1     $3,948.2     $3,632.1
  Operating profit(1)(2)                                       299.6        223.6         183.8        177.1        193.8
  Earnings (loss) from continuing operations                   239.6        (26.5)         90.3         91.9         65.7
  Comparable earnings from continuing operations(1)(2)(3)      167.5        100.3          90.3         91.9        100.8
  Net earnings (loss)                                           75.4       (657.1)        307.5        331.8        133.4
  Net earnings (loss) available
    to common shareholders                                      60.9       (674.1)        290.5         75.1         85.1
  Dividends declared                                            68.6        184.3         185.4        184.9        180.3
-------------------------------------------------------------------------------------------------------------------------
Per common share:
  Earnings (loss) from continuing operations                $   2.12     $   (.41)     $    .70     $    .71     $    .48
  Comparable earnings from continuing operations(1)(2)(3)       1.44          .79           .70          .71          .81
  Net earnings (loss)                                            .57        (6.41)         2.75         3.00         1.13
  Dividends                                                      .44         1.52          1.52         1.52         1.48
-------------------------------------------------------------------------------------------------------------------------
Financial Position:
  Current assets                                            $1,972.7     $2,560.0      $2,650.5     $2,384.0     $2,429.8
  Total assets                                               2,831.8      3,961.6       4,735.5      4,258.0      4,202.2
  Current liabilities                                        1,181.9      1,797.7       1,642.7      1,292.7      1,350.5
  Total long-term obligations and redeemable
    preferred stock                                            305.6        336.0         351.8        365.9        376.4
-------------------------------------------------------------------------------------------------------------------------
Percentage of net sales:
  Operating profit(1)(2)                                         5.4%         4.6%          4.2%         4.5%         5.3%
  Comparable earnings from continuing operations(1)(2)(3)        3.0          2.1           2.1          2.3          2.8
  Net earnings (loss)                                            1.4        (13.5)          7.1          8.4          3.7
=========================================================================================================================

(1) For comparative purposes, operating profit for 1995 excludes the effect of $165.6 million of restructuring and asset impairment charges and $49.4 million of non-recurring operating charges. Comparable earnings from continuing operations and comparable earnings per common share from continuing operations for 1995 excludes the after-tax effect of these charges.
(2) For comparative purposes, operating profit for 1992 excludes the effect of $59.4 million of restructuring charges.
    Comparable earnings from continuing operations and comparable earnings per common share from continuing operations for 1992 excludes the after-tax effect of this charge.
(3) For comparative purposes, comparable earnings from continuing operations and comparable earnings per common share from continuing operations for 1996 excludes the after-tax effect of the $121.4 million gain on sale of securities.