Form 10-K405/A, Exhibit 13
period 1996-12-31
CVS CORP
filed 1997-04-16
CIK 64803

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

In connection with the approval of the 1995 Plan, the Company recorded a pre-tax charge of $872.0 million in the fourth quarter of 1995 (the "1995 Charge") and discontinued the footwear segment in accordance with Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations--Reporting the effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." As a result of the 1996 Plan discussed below, the apparel segment and toys and home furnishings segment were also discontinued. Accordingly, the portion of the 1995 Charge that pertains to these segments, $711.4 million, is reflected as a component of discontinued operations, and the remainder, $160.6 million, is included in continuing operations. The amount recorded in continuing operations primarily includes costs associated with (i) exiting certain geographic markets, (ii) closing duplicate warehouse facilities and (iii) closing Melville's Corporate Headquarters. These costs primarily include asset write-offs, closed store and warehouse lease liabilities and employee severance. Management determined the amount of (i) asset write-offs by comparing the carrying value of the assets to be disposed of to the anticipated proceeds, (ii) closed store and warehouse lease liabilities by calculating the present value of the future minimum lease payments and (iii) employee severance based on an employee's compensation and years of service with the Company. The Company applied the provisions of EITF 94-3 to determine the appropriate accounting treatment for these charges.

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

Selling, general and administrative expenses were 21.24% of net sales in 1996, compared to 22.88% in 1995 and 22.96% in 1994. When comparing 1996 to 1995, it is important to note that $49.4 million of non-recurring operating charges were recorded in the fourth quarter of 1995. These charges primarily included initial start-up costs or asset write-offs associated with the Company (i) changing its policy from capitalizing internally developed software costs to expensing the costs as incurred, (ii) outsourcing certain technology functions and (iii) retaining certain employees at Melville's Corporate Headquarters until their respective job functions were transitioned to CVS. Excluding the effect of these charges, comparable selling, general and administrative expenses were 21.87% of net sales in 1995. The comparable 63 and 109 basis point improvements in 1996 and 1995, respectively, were primarily due to (i) the benefit derived from sales in our existing store base growing at a faster rate than operating costs, (ii) the Cost Reduction Program, which included closing Melville's Corporate Headquarters and (iii) the benefits derived from key technology investments such as our RX 2000 Pharmacy System, Interactive Voice Response System for prescription refills, Pharmacy Data Warehouse, Point-of-Sale System, Retail Data Warehouse and Field Management System. These systems have collectively allowed the Company to reduce the labor costs associated with filling prescriptions, managing third party heathcare plans, managing promotional events and scheduling employees.

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

Accounting Changes

Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." While SFAS No. 123 established financial accounting and reporting standards for stock-based employee compensation plans using a fair value method of accounting, it allows companies to continue to measure compensation using the intrinsic value method of accounting prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company will continue to use its present APB No. 25 accounting treatment for stock-based compensation. See Note 14 to the consolidated financial statements for further information about SFAS No. 123.

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


CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this Annual Report that are subject to risks and uncertainties. Forward-looking statements include the information concerning future results of operations of CVS after completion of the merger with Revco; the information concerning CVS' ability to continue to achieve significant sales growth; the information concerning CVS' ability to continue to reduce selling, general and administrative expenses as a percentage of net sales; the information concerning CVS' intention to sell a certain note receivable in 1997; and the information concerning CVS' intention to sell its remaining 32.5% ownership interest in Linens 'n Things, Inc. in 1997; as well as those preceded by, followed by or that otherwise include the words: "believes," "expects," "anticipates," "intends" "estimates" or other similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You should understand that the following important factors, in addition to those discussed elsewhere in this Annual Report (including in the notes to the consolidated financial statements included herein) and in our Annual Report on Form 10-K for the year ended December 31, 1996, could affect the future results of CVS and could cause those results to differ materially from those expressed in our forward-looking statements: materially adverse changes in economic conditions generally or in the markets served by CVS; material changes in inflation; a significant delay in the expected closing of the merger with Revco; future regulatory actions affecting the chain-drug industry; competition from other drugstore chains, from alternative distribution channels such as supermarkets, mass merchants, membership clubs, other retailers and mail order companies; and from third party plans; and the continued efforts of health maintenance organizations, managed care organizations, patient benefit management companies and other third party payors to reduce prescription drug costs. The forward-looking statements referred to above are also subject to uncertainties and assumptions relating to the operations and results of operations of CVS, including: risks relating to CVS' ability to combine the businesses of CVS and Revco and the challenges inherent in diverting CVS' management focus and resources from other strategic opportunities and from operational matters for an extended period of time during the integration process; CVS' ability to continue to secure suitable new store locations on favorable lease terms, CVS' ability to continue to purchase inventory on favorable terms; and CVS' ability to attract, hire and retain suitable pharmacists and management personnel.

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

See Note 2 for further information about the Company's strategic restructuring program.

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

FINANCIAL INSTRUMENTS--The Company's financial instruments primarily include cash and cash equivalents, accounts receivable, accounts payable and accrued expenses. Due to the short-term nature of these financial instruments, the Company's carrying value approximates fair value.

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

ACCOUNTING CHANGES--Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." While Statement of Financial Accounting Standards ("SFAS") No. 123 established financial accounting and reporting standards for stock-based employee compensation plans using a fair value method of accounting, it allows companies to continue to measure compensation using the intrinsic value method of accounting as prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company will continue to use its present APB No. 25 accounting treatment for stock-based compensation. See Note 14 for further information about SFAS No. 123.

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

In connection with the approval of the 1995 Plan, the Company recorded a pre-tax charge of $872.0 million in the fourth quarter of 1995 (the "1995 Charge") and discontinued the footwear segment in accordance with APB Opinion No. 30, "Reporting the Results of Operations--Reporting the effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." As a result of the 1996 Plan discussed below, the apparel segment and toys and home furnishings segment were also discontinued. Accordingly, the portion of the 1995 Charge that pertains to these segments, $711.4 million, is reflected as a component of discontinued operations, and the remainder, $160.6 million, is included in continuing operations. The amount recorded in continuing operations primarily includes costs associated with (i) exiting certain geographic markets, (ii) closing duplicate warehouse facilities and (iii) closing Melville's Corporate Headquarters. These costs primarily include asset write-offs, closed store and warehouse lease liabilities and employee severance. Management determined the amount of (i) asset write-offs by comparing the carrying value of the assets to be disposed of to the anticipated proceeds, (ii) closed store and warehouse lease liabilities by calculating the present value of the future minimum lease payments and (iii) employee severance based on an employee's compensation and years of service with the Company. The Company applied the provisions of EITF 94-3 to determine the appropriate accounting treatment for these charges.

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

OTHER EVENTS
On October 16, 1996, the Company's trading symbol on the New York Stock Exchange was changed to "CVS" from "MES."

On November 20, 1996, the Company officially changed its name to CVS Corporation from Melville Corporation.

Following is a summary of the significant components of the 1995 Charge and the 1996 Charge:
==========================================================================================================================
                                                                                          Reserve
                                                                   1995   Utilized     Balance at        1996     Utilized
In millions                                                      Charge    in 1995(1)    12/31/95(4)   Charge      in 1996(1)(2)(3)
--------------------------------------------------------------------------------------------------------------------------
Loss on sale of divisions                                        $587.1     $382.2         $204.9       $134.7      $177.1
Lease obligations and asset write-offs relating to store,
  office and warehouse closings                                   146.7       66.4           80.3          5.7        30.5
Contract termination costs and asset write-offs relating to
  outsourcing certain technology functions                         64.3       40.3           24.0           --        19.2
Severance and employee benefits                                    48.0         .2           47.8         10.6        23.3
Costs relating to the consolidation of the footwear divisions
  and exit from Thom McAn                                          20.0         .4           19.6         84.0       103.6
Other                                                               5.9        5.9             --           --          --
--------------------------------------------------------------------------------------------------------------------------
                                                                 $872.0     $495.4         $376.6       $235.0      $353.7
--------------------------------------------------------------------------------------------------------------------------

==============================================================================
                                                                      Reserve
                                                                    Balance at
                                                                      12/31/96(4)(5)
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

(1) $6.1 million and $79.6 million of the amounts utilized in 1995 and 1996, respectively, required cash outlays.
(2) $80.0 million of the amount utilized in 1996 represents reserve balances that were retained by Footstar.
(3) $2.4 million of the amount utilized in 1996 represents reserve balances that were retained by Linen 'n Things, Inc.
(4) $36.8 million and $12.0 million of the balance at December 31, 1995 and 1996, respectively, is included in balance sheet classifications other than accrued expenses.
(5) The Company believes that the reserve balance at December 31, 1996 is adequate to cover the remaining costs associated with the strategic restructuring program.


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
=====================================================================

The note receivable, which matures on May 4, 2000, was received as a portion of the proceeds from the sale of the Kay-Bee Toys division. The Company intends to sell this note to a third party in 1997. At December 31, 1996, the fair market value of this investment was approximately $96.2 million, which represents the present value of the expected future cash flows discounted at an interest rate that the Company considers to be appropriate for a loan that would currently be offered to a company with comparable credit risk.

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

12 LEASES

The Company and its subsidiaries lease retail stores, warehouse facilities and office facilities over periods generally ranging from 5 to 20 years and generally has options to renew such terms over periods ranging from 5 to 15 years.

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

In connection with the termination of certain retirement benefits, the 1996 Directors Plan provided each Eligible Director the option to receive the actuarial present value of these benefits in the form of a common stock grant in lieu of receiving the previously accrued benefit in pension payments upon retirement. All Eligible Directors elected to receive the common stock grant and to defer the grant until their service as a director concludes. The impact of this grant was not material to the results of operations.

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

At December 31, 1996, approximately 1.6 million of the 5.6 million stock options outstanding were held by employees of divisions sold or to be sold, or by employees terminated under the Company's strategic restructuring program. These individuals may exercise their options for a 90 day period following termination.

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

Compensation cost recognized in net earnings under the Company's stock-based compensation plans amounted to $1.4 million in 1996, $3.1 million in 1995 and
$1.4 million in 1994. Had compensation cost for the Company's 1996 and 1995 grants under its stock-based compensation plans been determined consistent with
SFAS No. 123, the Company's net earnings and net earnings per common share for
1996 and 1995 would approximate the pro forma amounts shown below:
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

In 1989, the ESOP Trust borrowed $357.5 million through a 20-year loan that is guaranteed by the Company. The proceeds from the loan were used to purchase 6,688,494 shares of ESOP convertible preference stock from the Company. The original liquidation value of the ESOP convertible preference stock ($53.45) is guaranteed by the Company. Each share of ESOP convertible preference stock is convertible into 1.157 shares of common stock. The total number of new shares to be allocated each year is calculated by multiplying (i) the ratio of each year's debt service payment to total current and future debt service payments by (ii) the number of unallocated shares of ESOP preference stock in the plan. At December 31, 1996, 5.6 million shares were outstanding, of which, 1.2 million shares were allocated to participants, .4 million shares were committed to be released and the remaining 4.0 million shares were held in the ESOP Trust for future allocations. At December 31, 1996, the fair value of the allocated shares was approximately $64 million. The Company is required to repurchase at the original liquidation value, for cash or common stock at the Company's option, the ESOP convertible preference stock allocated to participants upon distribution to the participant. Dividends are cumulative at the stated rate or the common rate if higher.

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

The Company's contribution to the ESOP, plus the dividends paid on the ESOP convertible preference stock held by the ESOP Trust, are used to repay the loan principal and interest. The Company has reflected the guaranteed ESOP obligation as long-term debt on the consolidated balance sheets. The ESOP obligation is collateralized by the unallocated shares of ESOP convertible preference stock. A corresponding amount of "Guaranteed ESOP obligation" is recorded as a reduction of shareholders' equity. The ESOP convertible preference stock is not considered when computing primary earnings per share, but is considered when computing fully diluted earnings per share. In connection with the Company's strategic restructuring program, approximately 300,000 shares of ESOP convertible preference stock will be converted to common stock in 1997. Based on the market price of the Company's common stock at December 31, 1996, these conversions will result in an expense of $3.5 million. This expense was provided for in the 1995 restructuring charge.


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

23 SUMMARY OF QUARTERLY RESULTS

======================================================================================================================
Unaudited; in millions, except per share amounts             1st Quarter    2nd Quarter    3rd Quarter     4th Quarter
----------------------------------------------------------------------------------------------------------------------
Net sales:
  1996                                                          $1,258.4       $1,363.5       $1,356.3        $1,549.9
  1995                                                           1,128.1        1,202.9        1,170.0         1,364.0
----------------------------------------------------------------------------------------------------------------------
Gross margin:
  1996                                                          $  362.0       $ 388.5        $  374.1        $  425.4
  1995                                                             322.3         342.8           330.4           363.1
----------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations:
  1996                                                          $   40.6       $  90.9        $   44.8        $   63.3
  1995                                                              28.0          33.3            12.8          (100.6)
----------------------------------------------------------------------------------------------------------------------
Net earnings (loss):
  1996                                                          $   14.2       $ (62.5)       $   63.6        $   60.1
  1995                                                             (26.4)         30.6            (5.2)         (656.1)
----------------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share from continuing operations:
  1996 Primary                                                  $    .35       $   .83        $    .39        $    .55
  1996 Fully diluted                                                 .35           .83             .38             .55
  1995                                                               .23           .28             .08           (1.00)
----------------------------------------------------------------------------------------------------------------------
Net earnings (loss) per common share:
  1996 Primary                                                  $    .10       $  (.62)       $    .57        $    .53
  1996 Fully diluted                                                 .10          (.62)            .55             .53
  1995                                                              (.29)          .25            (.09)          (6.28)
======================================================================================================================


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