Form 10-K405, Exhibit 13
period 1997-12-31
CVS CORP
filed 1998-03-31
CIK 64803

                    Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

RECENT DEVELOPMENT-PENDING AGREEMENT
TO ACQUIRE ARBOR DRUGS, INC.

On February 8, 1998, CVS Corporation ("CVS") signed a definitive merger agreement to acquire Arbor Drugs, Inc. ("Arbor") in a stock-for-stock merger valued at approximately $1.48 billion.

The transaction would establish the combined enterprise as the nation's top chain drug retailer based on store count and prescriptions dispensed. The combined company is expected to have revenues of approximately $15 billion in 1998 and approximately 4,100 stores in 25 states and the District of Columbia, and is expected to dispense approximately 12% of the retail prescriptions in the United States.

Under the terms of the agreement, which was unanimously approved by the Boards of Directors of both companies, CVS would acquire Arbor in an exchange of stock that is expected to qualify as a pooling of interests transaction, tax free to Arbor shareholders. The exchange ratio will be calculated by dividing an Arbor common stock price of $23 by an average closing price of CVS common stock to be determined over a specified period prior to the Arbor shareholder meeting. For each share of Arbor common stock they own, Arbor shareholders will receive not less than 0.3182 shares of CVS common stock and not more than 0.3660 shares of CVS common stock.

The transaction is subject to approval by the shareholders of Arbor, expiration of the applicable Hart-Scott-Rodino waiting period and other customary closing conditions. Subject to satisfying applicable closing conditions, it is expected that the transaction will be completed by March 31, 1998.


CVS/REVCO MERGER

On May 29, 1997, CVS completed a merger with Revco D.S., Inc. ("Revco"), hereafter collectively referred to as the Company, pursuant to which approximately 60.3 million shares of CVS common stock were issued in exchange for all of the outstanding common stock of Revco (the "Merger"). Each outstanding share of Revco common stock was exchanged for 0.8842 of a share of CVS common stock. In addition, outstanding Revco employee stock options were converted at the same exchange ratio into options to purchase approximately 3.3 million shares of CVS common stock.

Subsequent to the Merger, and pursuant to a consent decree with the Federal Trade Commission entered into in connection with the Merger, the Company divested 120 Revco stores, primarily in Richmond and the Tidewater area of Virginia.


ACCOUNTING TREATMENT FOR THE
CVS/REVCO MERGER

The Merger, which constituted a tax-free reorganization, has been accounted for as a pooling of interests under Accounting Principles Board ("APB") Opinion No. 16, "Accounting For Business Combinations." Accordingly, all prior period financial statements presented have been restated to include the combined results of operations, financial position and cash flows of Revco as if it had always been part of CVS.

Prior to the Merger, Revco's fiscal year ended on the Saturday closest to May
31. In recording the business combination, Revco's consolidated financial statements for the fiscal years ended June 1, 1996 and June 3, 1995 have been restated to reflect a December 31 year-end, to conform with CVS' fiscal year-end.

Revco's cost of sales and inventories have been restated from the last-in, first-out method to the first-in, first-out method in order to conform to CVS' accounting method for inventories. The impact of the restatement was to increase earnings from continuing operations by $13.5 million in 1996 and $11.9 million in 1995.

There were no material transactions between CVS and Revco prior to the Merger. Certain reclassifications have been made to Revco's historical consolidated financial statements to conform to CVS' presentation.

In accordance with Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)," the Company recorded a charge to operating expenses of $411.7 million in the second quarter of 1997 for direct and other merger-related costs pertaining to the merger transaction and certain restructuring activities (the "CVS/Revco Restructuring Charge").

Following is a summary of the significant components of the CVS/Revco Restructuring Charge:


--------------------------------------------------------------------------------
                                 CVS/REVCO
                             RESTRUCTURING     UTILIZED IN     BALANCE AT
   IN MILLIONS                     CHARGE             1997       12/31/97
------------------          --------------     -----------     -----------------
Merger transaction costs           $ 35.0           $ 32.1          $ 2.9
Restructuring costs:
  Employee severance                 89.8             37.4           52.4
  Exit costs                        286.9            126.1          160.8
--------------------------------------------------------------------------------
                                   $411.7           $195.6         $216.1
--------------------------------------------------------------------------------

Merger transaction costs primarily include fees for investment bankers, attorneys, accountants, financial printing and other related charges. Restructuring activities primarily relate to the consolidation of administrative functions. These actions resulted in the reduction of approximately 1,000 employees, primarily in Revco's Twinsburg, Ohio headquarters, and will include the consolidation and closure of certain facilities. Exit costs primarily relate to activities such as the cancellation of lease agreements, closing of certain facilities and the write-down of unutilized fixed assets.

Asset write-offs included in the above charge totaled $53.7 million. The balance of the charge, $358.0 million, will require cash outlays of which $164.8 million had been incurred as of December 31, 1997. The remaining balance, $193.2 million, which primarily includes non-cancelable operating lease commitments and severance, is expected to be incurred in 1998 and beyond.

The Company also recorded a $75 million charge to cost of goods sold in the second quarter of 1997 to reflect markdowns on non-compatible Revco merchandise.

See Note 1 to the consolidated financial statements for further information about the CVS/Revco Merger.


REVCO INTEGRATION UPDATE

We are pleased to report that the integration of Revco is proceeding according to expectations. Specifically:

 - We have completed the conversion of all of Revco's back- end systems to CVS' back-end systems, enabling all merchandising and purchasing decisions to be made from CVS' headquarters.

 - We have completed the conversion of all of Revco's store systems, both point-of-sale and pharmacy, to CVS' store systems.

 - We have remodeled approximately 700 Revco stores to "look and feel" like a CVS store. We expect to have the remaining Revco stores remodeled before the end of 1998.

 - With the exception of cosmetics, we have converted the inventory in all Revco stores to the CVS merchandise mix. We expect to complete the conversion of cosmetics in the remodeled Revco stores during the first half of 1998, following the receipt of tailored cosmetics fixtures from vendors. We expect to complete the remaining Revco stores as they are remodeled during 1998.

 - The former Revco headquarters in Twinsburg, Ohio has been reduced to approximately 125 employees. By March 1998, the facility will be essentially closed.

 - We achieved the anticipated cost savings of $40 million in 1997 and believe we are on track to achieve annual cost savings of $100 million, beginning in 1998. The achievement of future cost savings is subject to the uncertainties discussed in the "Cautionary Statement Concerning Forward Looking Statements" section below.


ACQUISITION OF BIG B, INC.

In November 1996, the Company completed a cash tender offer (the "Offer") for the common stock of Big B, Inc. ("Big B") resulting in the Company owning approximately 85% of the Big B common stock. In December 1996, the Company completed a second step acquisition in which all of the remaining Big B shareholders received the same cash price paid in the Offer. The aggregate transaction value, including the assumption of $49.3 million of Big B debt, was $423.2 million.

The acquisition of Big B was accounted for as a purchase business combination under APB Opinion No. 16. The purchase price was allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition. This resulted in an excess of purchase price over net assets acquired ("Goodwill") of approximately $249 million, which is being amortized on a straight-line basis over 40 years. Big B's results of operations have been consolidated with the Company's results of operations beginning November 16, 1996.

See Note 5 to the consolidated financial statements for further information about the Big B acquisition.

CVS STRATEGIC RESTRUCTURING PROGRAM

In November 1997, the Company completed the final phase of its comprehensive strategic restructuring plan, first announced in October 1995 and subsequently refined in May 1996 and June 1997. The restructuring plan included, among other things:

 - The sale of four operating businesses (completed during 1995 and 1996).

 - The spin-off of Footstar, Inc. ("Footstar") (completed in October 1996).

 - The initial public offering of 67.5% of the shares of common stock of Linens `n Things, Inc. (completed in December 1996).

 - The sale of Bob's Stores (completed in November 1997).

 - The elimination of certain corporate overhead costs (completed during 1995 and 1996).

In June 1997, the Company sold its remaining 32.5% ownership interest in Linens `n Things, Inc.

The CVS Strategic Restructuring Program was completed without significant changes to the Board approved plan. As part of completing this program, the Company recorded, as a component of discontinued operations, a pre-tax charge of approximately $35 million during the second quarter of 1997 to finalize certain liabilities accrued for in the 1996 Restructuring Charge (defined in the "1997 versus 1996" section below).

See Note 3 to the consolidated financial statements for further information about the CVS Strategic Restructuring Program.

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Company's consolidated financial statements as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997.

As discussed above, the CVS/Revco Merger has been accounted for as a pooling of interests under APB Opinion No. 16. Accordingly, all prior period financial statements presented have been restated to include the combined results of operations, financial position and cash flows of Revco as if it had always been part of CVS.

The results of operations of the Company's former footwear, apparel and toys and home furnishings segments have been classified as discontinued operations in the accompanying consolidated statements of operations for all periods presented. See the "CVS Strategic Restructuring Program" section above and Note 3 to the consolidated financial statements for further information. The following discussion, therefore, focuses primarily on continuing operations.


1997 VERSUS 1996

NET SALES for 1997 increased $1.8 billion or 16.4% to $12.7 billion, compared to $10.9 billion in 1996. Same store sales rose 9.8%, with pharmacy same store sales increasing 16.7%. Pharmacy sales were 54% of total sales in 1997, compared to 51% of total sales in 1996.

The growth in front store sales was primarily driven by increases in categories such as greeting cards, film and photofinishing, beauty and cosmetics, convenience foods, private label and seasonal merchandise. Growth in pharmacy sales was primarily driven by (i) increased penetration into managed care markets, (ii) the purchase of prescription files from independent pharmacies and
(iii) favorable trends, including an aging American population, greater responsibility being borne by Americans for their healthcare, an increasing demand for retail formats that provide easy access and convenience, discovery of new and better drug therapies, and the need for cost effective healthcare solutions (collectively, the "Pharmacy Sales Factors"). Both front store and pharmacy sales were positively impacted by the Big B acquisition effective November 16, 1996. Excluding the positive impact of the Big B acquisition, net sales increased 11.1% in 1997, compared to 1996.

GROSS MARGIN for 1997 increased $387.6 million or 12.7% to $3.4 billion, compared to $3.1 billion in 1996. During the second quarter of 1997, the Company recorded a charge of $75.0 million to cost of goods sold to reflect markdowns on non-compatible Revco merchandise (the "Revco Inventory Markdown"). Excluding the effect of the Revco Inventory Markdown, gross margin increased $462.6 million or 15.2% to $3.5 billion.

Gross margin as a percentage of net sales for 1997 was 27.0%, compared to 27.9% of net sales in 1996. Excluding the effect of the Revco Inventory Markdown, gross margin as a percentage of net sales was 27.6% for 1997. The decline in comparable gross margin as a percentage of net sales was primarily due to the continued increase in lower gross margin third party prescription sales and the increase in pharmacy sales as a percentage of total sales (collectively, the "Pharmacy Gross Margin Factors").

In recent years, the Company has experienced a reduction in pharmacy gross margin due to the efforts of managed care organizations and other third party payors to reduce prescription drug costs. To address this trend, in certain circumstances, the Company has declined to participate in certain third party programs that failed to satisfy minimum profitability standards. In the event this trend continues and the Company decides to decline participation in additional third party programs and/or terminate programs that fall below minimum profitability standards, the Company may be unable to sustain its current rate of sales growth.

TOTAL OPERATING EXPENSES for 1997 were $3.2 billion or 25.4% of net sales, compared to $2.5 billion or 22.9% of net sales in 1996. In order to properly evaluate the Company's total operating expenses in these periods, it is important to note the following non-recurring charges:

 - During the second quarter of 1997, the Company recorded the CVS/Revco Restructuring Charge. For further information about this charge, see the "Accounting Treatment For The CVS/Revco Merger" section above.

 - During the first quarter of 1997, the Company recorded a $31.0 million charge for certain non-capitalizable costs associated with the restructuring of Big B, which the Company acquired in 1996 (the "Big B Restructuring Charge"). The significant components of this charge included: $5.3 million for store, distribution and system conversion costs, $18.7 million for store closing costs and $7.0 million for duplicate headquarters and administration costs. In accordance with EITF Issue No. 94-3, this charge includes accrued liabilities related to certain exit plans for identified stores and duplicate corporate facilities, such as the cancellation of lease agreements and the write-down of unutilized fixed assets. These exit plans do not benefit the future activities of the retained stores or corporate facilities.

 - During the second quarter of 1996, the Company recorded a $12.8 million charge upon Rite Aid Corporation's announcement that it had withdrawn its tender offer to acquire Revco (the "Rite Aid Charge").

Excluding the CVS/Revco Restructuring Charge and the Big B Restructuring Charge in 1997 and the Rite Aid Charge in 1996, comparable operating expenses for 1997 were $2.8 billion or 22.0% of net sales, compared to $2.5 billion or 22.8% of net sales in 1996. The improvement in comparable operating expenses as a percentage of net sales was primarily due to the benefits derived from: (i) sales in the Company's existing store base growing at a faster rate than operating costs, (ii) the CVS Strategic Restructuring Program, (iii) the consolidation of CVS' and Revco's administrative functions, (iv) store operating improvements and (v) key technology investments such as the Company's RX 2000 Pharmacy System, CVS Rapid Refill System, Pharmacy Data Warehouse,
Point-of-Sale System, Retail Data Warehouse and Field Management System.

OPERATING PROFIT for 1997 decreased $341.0 million to $199.8 million, compared to $540.8 million in 1996. Excluding the effect of the Revco Inventory Markdown, the CVS/Revco Restructuring Charge and the Big B Restructuring Charge in 1997 and the Rite Aid Charge in 1996 (collectively, the "Noted Charges"), comparable operating profit increased $163.9 million or 29.6% to $717.5 million in 1997, compared to $553.6 million in 1996. Comparable operating profit as a percentage of net sales was 5.6% for 1997, compared to 5.1% of net sales in 1996.

OTHER (EXPENSE) INCOME, NET for 1997 amounted to an expense of $44.8 million, compared to income of $51.3 in 1996. The decrease in 1997 was primarily due to the $121.4 million gain that was realized during 1996 upon the sale of certain equity securities that were received as part of the proceeds from the sale of Marshalls to The TJX Companies, Inc. (the "TJX Gain"). The effect of the TJX Gain in 1996 was offset, in part, by a $30.9 million decrease in net interest expense in 1997. The decrease in net interest expense was primarily due to lower average borrowing levels that resulted primarily from the Revco Debt Retirement (defined in the "Revco Debt Retirement" section below).

EARNINGS FROM CONTINUING OPERATIONS BEFORE EXTRAORDINARY ITEM for 1997 decreased $303.5 million to $37.3 million or $0.14 per diluted share, compared to $340.8 million or $1.92 per diluted share in 1996. Excluding the effect of the Noted Charges and the TJX Gain, comparable earnings from continuing operations before extraordinary item increased $104.8 million or 38.1% to $380.1 million or $2.12 per diluted share in 1997, compared to $275.2 million or $1.55 per diluted share in 1996.

DISCONTINUED OPERATIONS--During the second quarter of 1997, the Company sold its remaining investment in Linens `n Things, Inc. for total proceeds of approximately $147 million, which resulted in a pre-tax gain of approximately $65 million. This gain has been reflected in discontinued operations. In conjunction with recording this gain, the Company recorded a pre-tax charge of approximately $35 million in discontinued operations to finalize certain liabilities accrued for as part of the CVS Strategic Restructuring Program. During the second quarter of 1996, the Company recorded, as a component of discontinued operations, a pre-tax charge of $235.0 million (the "1996 Restructuring Charge") after receiving approval from its Board of Directors to implement: (i) a formal plan to separate Linens `n Things and Bob's Stores from the Company and (ii) a formal plan to convert 80-100 of Thom McAn's stores to the Footaction store format and to sell or close the remaining Thom McAn stores, and thereby exit the Thom McAn business by mid-1997. See the "CVS Strategic Restructuring Program" section above and Note 3 to the consolidated financial statements for further information about the CVS Strategic Restructuring Program.

EXTRAORDINARY ITEM represents a $17.1 million after-tax charge that was recorded in the second quarter of 1997 as a result of the Revco Debt Retirement (defined in the "Revco Debt Retirement" section below). This charge includes early retirement premiums and the write-off of unamortized finance costs. For further discussion, see the "Revco Debt Retirement" section below.

NET EARNINGS for 1997 were $37.7 million or $0.14 per diluted share, compared to $176.6 million or $0.98 per diluted share, in 1996.


1996 VERSUS 1995

NET SALES for 1996 increased $1.2 billion or 12.1% to $10.9 billion, compared to $9.8 billion in 1995. Same store sales rose 8.7%, with pharmacy same store sales increasing 13.3%. Pharmacy sales were 51% of total sales in both 1996 and 1995.

The growth in front store sales was primarily driven by increases in categories such as greeting cards, film and photofinishing, beauty and cosmetics, convenience foods, private label and seasonal merchandise. Growth in pharmacy sales was primarily driven by the Pharmacy Sales Factors defined in the "1997 versus 1996" section above.

GROSS MARGIN for 1996 increased $305.2 million or 11.1% to $3.1 billion, compared to $2.7 billion in 1995.

Gross margin as a percentage of net sales for 1996 was 27.9%, compared to 28.1% of net sales in 1995. The decline in 1996 was primarily due to the Pharmacy Gross Margin Factors defined in the "1997 versus 1996" section above.

TOTAL OPERATING EXPENSES for 1996 were $2.5 billion or 22.9% of net sales, compared to $2.5 billion or 25.8% of net sales in 1995. In order to properly evaluate the Company's total operating expenses in these periods, it is important to note the following non-recurring charges:

 - During the second quarter of 1996, the Company recorded the $12.8 million Rite Aid Charge.

 - During the fourth quarter of 1995, the Company recorded a pre-tax charge of $872.0 million when its Board of Directors approved the CVS Strategic Restructuring Program (the "1995 Restructuring Charge"). $160.6 million of this charge pertained to continuing operations. The amount recorded in continuing operations primarily included costs associated with (i) exiting certain geographic markets, (ii) closing duplicate warehouse facilities and
   (iii) closing the Company's corporate headquarters in Rye, New York. These costs primarily included asset write-offs, closed store and warehouse lease liabilities and employee severance. The balance of the charge, $711.4 million, was reflected as a component of discontinued operations. See the "CVS Strategic Restructuring Program" section above and Note 3 to the consolidated financial statements for further information about the CVS Strategic Restructuring Program.

 - During the fourth quarter of 1995, the Company changed its policy from capitalizing internally developed software costs to expensing the costs as incurred and recorded a pre-tax charge of $74.5 million (the "Accounting Change"), $37.8 million of which pertained to continuing operations. The effect of this change in accounting principle has been treated as a change in accounting principle that is inseparable from the effect of the change in accounting estimate. See the "Accounting Changes" section below and Note 2 to the consolidated financial statements for further information about this charge.

    During the fourth quarter of 1995, the Company recorded, as a component of operating expenses, the following non-recurring charges: (i) $11.6 million related to outsourcing certain technology functions and retaining certain employees until their respective job functions were transitioned, and (ii) $5.0 million related to the write-down of certain fixed and intangible assets as a result of the Company's early adoption of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (collectively, the "Special Charges"). See the "Accounting Changes" section below and Note 2 to the consolidated financial statements for further information about these charges.

Excluding the Rite Aid Charge in 1996 and the 1995 Restructuring Charge, the Accounting Change and the Special Charges in 1995, comparable operating expenses for 1996 were $2.5 billion or 22.8% of net sales, compared to $2.3 billion or 23.6% of net sales in 1995. The improvement in comparable operating expenses as a percentage of net sales was primarily due to the benefits derived from: (i) sales in the Company's existing store base growing at a faster rate than operating costs, (ii) the CVS Strategic Restructuring Program, (iii) store operating improvements and (iv) key technology investments.

OPERATING PROFIT for 1996 increased $310.1 million to $540.8 million, compared to $230.7 million in 1995. Excluding the Rite Aid Charge in 1996 and the 1995 Restructuring Charge, the Accounting Change and the Special Charges in 1995, comparable operating profit increased $107.9 million or 24.2% to $553.6 million in 1996, compared to $445.7 million in 1995. Comparable operating profit as a percentage of net sales was 5.1% for 1996, compared to 4.6% of net sales in 1995.

OTHER (EXPENSE) INCOME, NET for 1996 amounted to income of $51.3 million, compared to an expense of $114.5 million in 1995. This increase was primarily due to the TJX Gain in 1996. In addition, net interest expense decreased $38.8 million in 1996 to $75.7 million, compared to $114.5 million in 1995. The decrease in net interest expense was primarily due to lower average borrowing levels.

EARNINGS FROM CONTINUING OPERATIONS for 1996 increased $283.0 million to $340.8 million, compared to $57.8 million in 1995. Excluding the Rite Aid Charge and the TJX Gain in 1996 and the 1995 Restructuring Charge, the Accounting Change and the Special Charges in 1995, comparable earnings from continuing operations increased $90.5 million or 49.0% to $275.2 million or $1.55 per diluted share in 1996, compared to $184.7 million or $1.02 per diluted share in 1995.

DISCONTINUED OPERATIONS--During the second quarter of 1996, the Company recorded the 1996 Restructuring Charge. During the fourth quarter of 1995, the Company recorded the 1995 Restructuring Charge. See the "CVS Strategic Restructuring Program" section above and Note 3 to the consolidated financial statements for further information.

NET EARNINGS for 1996 were $176.6 million or $0.98 per diluted share, compared to a net loss of $572.8 million or $3.59 per diluted share in 1995.


SEASONALITY

The Company's business normally generates higher revenue during the holiday season in its fourth quarter. In each of the fiscal years ended December 31, 1997, 1996 and 1995, the fourth quarter accounted for approximately 26%, 28% and 28% of the Company's net sales, respectively.


LIQUIDITY & CAPITAL RESOURCES

The following discussion should be read in conjunction with the Company's consolidated financial statements as of December 31, 1997 and 1996 and for each of the years in the three-year period ended December 31, 1997.

The Company's financial condition remained strong at the end of 1997. Management's aggressive focus on working capital combined with the proceeds received from: (i) the sale of the Company's 32.5% ownership interest in Linens `n Things, Inc., (ii) the sale of Bob's Stores, (iii) the sale of certain Revco stores, and (iv) the sale of certain notes receivable that were received as a portion of the proceeds from the sale of certain businesses, allowed the Company to reduce its total debt position by approximately $422.4 million during the year to $779.8 million at December 31, 1997.

REVCO DEBT RETIREMENT

Following the completion of the CVS/Revco Merger:

 - On May 30, 1997, the Company repaid $600 million of bank debt outstanding under the Revco Bank Facility.

 - On June 30, 1997, the Company redeemed all $144.9 million aggregate principal amount of the Revco 10.125% Senior Notes at 105% of the principal amount plus accrued interest.

 - In July 1997, the Company completed a tender offer pursuant to which it repurchased $120.8 million of the $140.0 million aggregate principal amount of the Revco 9.125% Senior Notes at an average price of 104.61% of the principal amount plus accrued interest.

As a result of the above (collectively, the "Revco Debt Retirement"), the Company recorded an after-tax charge of $17.1 million during the second quarter of 1997. This charge, which includes early retirement premiums and the write-off of unamortized finance costs, has been classified as an extraordinary item in the accompanying consolidated statements of operations.

The Revco Debt Retirement was financed with cash on hand and borrowings under the Company's commercial paper program. See Note 7 to the consolidated financial statements for further information about the Revco Debt Retirement.

On January 15, 1998, the Company redeemed the remaining $19.2 million aggregate principal amount of the Revco 9.125% Senior Notes at 103% of principal plus accrued interest.


GOODWILL

In connection with certain acquisitions which were accounted for as purchase business combinations under APB Opinion No. 16, the Company recorded goodwill in the amount of $776.9 million, representing the excess of the cost of the net assets acquired over their fair value. Goodwill is being amortized on a straight-line basis generally over periods of 40 years. At December 31, 1997, the unamortized portion of goodwill totaled $711.3 million.

Although goodwill amortization has no impact on the Company's cash flows, the impact on annual earnings is approximately $19.4 million. This amount is included in depreciation and amortization.

The Company evaluates goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In completing its evaluation, the Company compares estimated future cash flows to the carrying amount of the goodwill. If the carrying amount of the goodwill exceeds the expected future cash flows, the Company considers the goodwill to be impaired and records an impairment loss. Based on the Company's analysis of future cash flows, management believes that goodwill is not presently impaired.


SOURCES OF LIQUIDITY

The Company has three primary sources of liquidity: (i) cash provided by operations, (ii) commercial paper and (iii) uncommitted lines of credit.

The Company issues commercial paper to finance, in part, its seasonal inventory requirements and capital expenditures. The commercial paper program is supported by a $670 million, five year unsecured revolving credit facility which expires on May 30, 2002 (the "Credit Facility"). The Credit Facility contains customary financial and operating covenants. Management believes that the restrictions contained in these covenants do not materially affect the Company's financial flexibility.

The Company can also obtain up to $220 million of short-term financing through various uncommitted lines of credit.

Management believes that the Company's cash on hand and cash provided by operations, together with its ability to obtain additional short-term and long-term financing, will be sufficient to cover its working capital needs, capital expenditures, debt service requirements and future cash outlays associated with the CVS/Revco Merger and the acquisition of Arbor.

YEAR 2000

Since 1995, the Company has been actively addressing the nature and impact of issues presented by the Year 2000. Accordingly, management expects to identify and complete all modifications required to support the Year 2000 in a timely manner and believes that the cost of such modifications will not have a material impact on the Company's results of operations, liquidity or capital resources. The Company has also communicated with its key vendors and suppliers to identify the nature and potential impact of issues presented by the Year 2000 on the businesses of such vendors and suppliers. Management is not presently aware of any vendor or supplier-related issue presented by the Year 2000 that could have a material impact on the Company.


CAPITAL EXPENDITURES

Capital expenditures totaled $312.1 million, $297.5 million and $528.9 million in 1997, 1996 and 1995, respectively. These expenditures were primarily for: (i) new stores, (ii) improvements to existing stores, (iii) store equipment, (iv) information systems, (v) distribution and office facilities and (vi) remodeling completed in connection with the Revco integration.

During 1997, the Company opened 287 new stores (including relocations) and expects to open approximately 300 new stores (including relocations) in 1998. Relocations involve moving existing in-line shopping center stores to larger freestanding locations. Historically, relocating stores to more convenient locations and larger sizes has generated significant improvements in customer count and revenues, driven largely by increased sales of higher margin front store merchandise. Management believes that relocations offer a significant opportunity for future growth as less than 20% of the Company's existing stores are freestanding. However, it is unknown at this time whether such relocations in existing or new markets served by the Company will realize the same results as those historically achieved.


REVISED DIVIDEND

On January 10, 1996, the Board of Directors approved a reduction in the Company's quarterly dividend from $0.38 per common share to $0.11 per common share (the "Revised Dividend"). Management believes that the Revised Dividend is consistent with chain drug industry practice and the Company's anticipated capital requirements. Future dividends will be at the discretion of the Company's Board of Directors and subject to future operating performance and financial condition.

CERTAIN TAX MATTERS

As of December 31, 1997, the Company had federal net operating loss carryforwards ("NOLs") of approximately $33.9 million expiring in the years 2003 through 2009.

Substantially all of these NOLs are attributable to the time period prior to Revco's emergence from Chapter 11. As discussed in Note 2 to the consolidated financial statements, under Fresh Start Reporting, the benefits realized from these NOLs should reduce Reorganization Goodwill. Accordingly, the tax benefit of such NOLs utilized during the three years ended December 31, 1997 (approximately $69.4 million, $15.3 million and $18.8 million for 1997, 1996 and 1995, respectively), have not been included in the computation of the Company's income tax provision, but instead have been reflected as reductions of Reorganization Goodwill. When realized, the tax benefit of the remaining NOL carryforward will also reduce Reorganization Goodwill.


ACCOUNTING CHANGES

During the fourth quarter of 1997, the Company was required to retroactively adopt SFAS No. 128, "Earnings Per Share." This statement requires companies with complex capital structures to present basic and diluted earnings per common share in lieu of previously reported primary and fully diluted earnings per common share. See Notes 2 and 18 to the consolidated financial statements for further information about SFAS No. 128.

Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." While SFAS No. 123 established financial accounting and reporting standards for stock-based employee compensation plans using a fair value method of accounting, it allows companies to continue to measure compensation using the intrinsic value method of accounting as prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company will continue to use its present APB Opinion No. 25 accounting treatment for stock-based compensation. See Notes 2 and 11 to the consolidated financial statements for further information about SFAS No. 123.

Effective October 1, 1995, the Company early adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and recorded a pre-tax asset impairment charge of $110.4 million ($5.0 million of which pertained to continuing operations) in connection with the write-down of certain fixed and intangible assets. The above charge resulted when the Company began identifying and measuring impairment at a lower level under SFAS No. 121 than under its previous accounting policy. Under the Company's previous accounting policy, long lived assets were evaluated in total for impairment at the operating business level if the operating business was either incurring operating losses or was expecting to incur operating losses in the future. Since the expected future cash flows measured at the operating business level were in excess of the carrying value of the related assets, no previous impairment losses were recorded.

During the fourth quarter of 1995, the Company changed its policy from capitalizing internally developed software costs to expensing the costs as incurred and recorded a charge of $74.5 million ($37.8 million of which pertained to continuing operations). The effect of the change in accounting principle has been treated as a change in accounting principle that is inseparable from the effect of the change in accounting estimate. As a result, the entire amount has been treated as a change in accounting estimate. The effect of this charge was to reduce net earnings by $45.8 million or $0.28 per diluted common share in 1995.


CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

We have made forward-looking statements in this Annual Report (as well as in other public filings, press releases and discussions with Company management) that are subject to risks and uncertainties. Forward-looking statements include the information concerning future results of operations, sales growth, cost savings and synergies of the Company following the CVS/Revco Merger and the Arbor acquisition; the information concerning the ability of the Company to elevate the performance level of Revco stores following the CVS/Revco Merger; the information concerning the ability of the Company to continue to achieve significant sales growth; the information concerning the Company's belief that it can continue to improve operating performance by relocating existing stores to freestanding locations; the information concerning the Company's belief that it can continue to reduce selling, general and administrative expenses as a percentage of net sales; and the information concerning the ability of the Company and its key vendors and suppliers to successfully manage issues presented by the Year 2000; as well as those preceded by, followed by or that otherwise include the words: "believes," "expects," "anticipates," "intends," "estimates" or other similar expressions. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You should understand that the following important factors, in addition to those discussed elsewhere in this Annual Report (including in the notes to the consolidated financial statements included herein) and in our Annual Report on Form 10-K for the year ended December 31, 1997, could affect the future results of the Company and could cause those results to differ materially from those expressed in our forward-looking statements: materially adverse changes in economic conditions generally or in the markets served by the Company; future regulatory and legislative actions affecting the Company and/or the chain-drug industry; competition from other drugstore chains, from alternative distribution channels such as supermarkets, membership clubs, other retailers and mail order companies; and from third party plans; and the continued efforts of health maintenance organizations, managed care organizations, pharmacy benefit management companies and other third party payors to reduce prescription drug costs. The forward-looking statements referred to above are also subject to uncertainties and assumptions relating to the operations and results of operations of the Company following the CVS/Revco Merger and the Arbor acquisition, including: risks relating to the Company's ability to combine the businesses of three major corporations and maintain current operating performance levels during the integration period and the challenges inherent in diverting the Company's management focus and resources from other strategic opportunities and from operational matters for an extended period of time; the Company's ability to continue to secure suitable new store locations on favorable lease terms as it seeks to open new stores and relocate a portion of its existing store base to free standing locations; the Company's ability to continue to purchase inventory on favorable terms; the Company's ability to attract, hire and retain suitable pharmacists and management personnel; relationships with suppliers; and the impact of inflation.

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

The Company maintains a system of internal controls designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded, transactions are executed in accordance with management's authorization, and the accounting records provide a reliable basis for the preparation of the financial statements. The system of internal accounting controls is continually reviewed by management and improved and modified as necessary in response to changing business conditions and recommendations of the Company's internal auditors and independent auditors.

KPMG Peat Marwick LLP, independent auditors, are engaged to render an opinion regarding the fair presentation of the consolidated financial statements of the Company. Their accompanying report is based upon an audit conducted in accordance with generally accepted accounting standards and included a review of the system of internal controls to the extent they considered necessary to support their opinion.

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



/s/ Stanley P. Goldstein

Stanley P. Goldstein
Chairman of the Board and Chief Executive Officer


/s/ Thomas M. Ryan

Thomas M. Ryan
Vice Chairman and Chief Operating Officer


/s/ Charles C. Conaway

Charles C. Conaway
Executive Vice President and Chief Financial Officer

February 9, 1998


Independent
Auditors' Report

KPMG Peat Marwick LLP

Board of Directors and Shareholders of CVS Corporation:

We have audited the accompanying consolidated balance sheets of CVS Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CVS Corporation and subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1997, in conformity with generally accepted accounting principles.




/s/ KPMG PEAT MARWICK LLP

KPMG PEAT MARWICK LLP
Providence, Rhode Island

February 9, 1998

CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                       YEARS ENDED DECEMBER 31,
                                                                                    -------------------------------
IN MILLIONS, EXCEPT PER SHARE AMOUNTS                                                 1997       1996       1995
----------------------------------------------------------------------------------  ---------  ---------  ---------
Net sales.........................................................................  $12,738.2  $10,944.8  $ 9,763.4
Cost of goods sold, buying and warehousing costs..................................    9,298.5    7,892.7    7,016.5
                                                                                    ---------  ---------  ---------
  Gross margin....................................................................    3,439.7    3,052.1    2,746.9
Selling, general and administrative expenses......................................    2,575.4    2,309.7    2,180.3
Depreciation and amortization.....................................................      221.8      188.8      170.4
Merger, restructuring and other non-recurring charges.............................      442.7       12.8      165.5
                                                                                    ---------  ---------  ---------
  Total operating expenses........................................................    3,239.9    2,511.3    2,516.2
                                                                                    ---------  ---------  ---------
Operating profit..................................................................      199.8      540.8      230.7
Gain on sale of securities........................................................         --      121.4         --
Dividend income...................................................................         --        5.6         --
Interest expense, net.............................................................      (44.8)     (75.7)    (114.5)
                                                                                    ---------  ---------  ---------
  Other (expense) income, net.....................................................      (44.8)      51.3     (114.5)
                                                                                    ---------  ---------  ---------
Earnings from continuing operations before income taxes and extraordinary item....      155.0      592.1      116.2
Income tax provision..............................................................     (117.7)    (251.3)     (58.4)
                                                                                    ---------  ---------  ---------
Earnings from continuing operations before extraordinary item.....................       37.3      340.8       57.8
Discontinued operations:
  Loss from operations, net of tax benefit of $31.0 and $171.4 in 1996 and 1995,
    respectively..................................................................         --      (54.8)    (607.4)
  Loss on disposal, net of tax (provision) benefit of $(12.4), $56.2 and $9.9 in
    1997, 1996 and 1995, respectively and minority interest of $22.2 and $38.4 in
    1996 and 1995, respectively...................................................       17.5     (109.4)     (23.2)
                                                                                    ---------  ---------  ---------
  Earnings (loss) from discontinued operations....................................       17.5     (164.2)    (630.6)
                                                                                    ---------  ---------  ---------
Earnings (loss) before extraordinary item.........................................       54.8      176.6     (572.8)
  Extraordinary item, loss related to early retirement of debt, net of income tax
    benefit of $11.4..............................................................      (17.1)        --         --
Net earnings (loss)...............................................................       37.7      176.6     (572.8)
                                                                                    ---------  ---------  ---------
Preference dividends, net of tax benefit..........................................      (13.7)     (14.5)     (17.0)
                                                                                    ---------  ---------  ---------
Net earnings (loss) available to common shareholders..............................  $    24.0  $   162.1  $  (589.8)
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
Basic Earnings (Loss) per Common Share:
  Earnings from continuing operations before extraordinary item...................  $    0.14  $    1.97  $    0.25
  Earnings (loss) from discontinued operations....................................       0.10      (0.99)     (3.85)
  Extraordinary item, net of tax benefit..........................................      (0.10)        --         --
                                                                                    ---------  ---------  ---------
  Net earnings (loss).............................................................  $    0.14  $    0.98  $   (3.60)
                                                                                    ---------  ---------  ---------
  Weighted average common shares outstanding......................................      169.8      165.3      163.7
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
Diluted Earnings (loss) per Common Share:
  Earnings from continuing operations before extraordinary item...................  $    0.14  $    1.92  $    0.25
  Earnings (loss) from discontinued operations....................................       0.10      (0.94)     (3.84)
  Extraordinary item, net of tax benefit..........................................      (0.10)        --         --
                                                                                    ---------  ---------  ---------
  Net earnings (loss).............................................................  $    0.14  $    0.98  $   (3.59)
                                                                                    ---------  ---------  ---------
  Weighted average common shares outstanding......................................      173.0      173.2      164.3
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------
Dividends per Common Share........................................................  $    0.44  $    0.44  $    1.52
                                                                                    ---------  ---------  ---------

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED BALANCE SHEETS

                                                                                                    DECEMBER 31,
                                                                                                --------------------
IN MILLIONS                                                                                       1997       1996
----------------------------------------------------------------------------------------------  ---------  ---------
ASSETS:
  Cash and cash equivalents...................................................................  $   168.5  $   471.8
  Investments.................................................................................         --      181.4
  Accounts receivable, net....................................................................      452.4      350.7
  Inventories.................................................................................    2,709.5    2,328.2
  Other current assets........................................................................      354.6      196.8
                                                                                                ---------  ---------
    TOTAL CURRENT ASSETS......................................................................    3,685.0    3,528.9
  Property and equipment, net.................................................................      958.2      965.5
  Goodwill, net...............................................................................      711.3      721.7
  Deferred charges and other assets...........................................................      174.5      282.8
  Reorganization value in excess of amounts allocated to identifiable assets, net.............      107.9      194.8
                                                                                                ---------  ---------
  TOTAL ASSETS................................................................................  $ 5,636.9  $ 5,693.7
                                                                                                ---------  ---------
                                                                                                ---------  ---------
LIABILITIES:
  Accounts payable............................................................................  $ 1,181.9  $ 1,046.3
  Accrued expenses............................................................................    1,165.7    1,007.1
  Short-term borrowings.......................................................................      466.4        --
  Other current liabilities...................................................................       41.0       69.4
                                                                                                ---------  ---------
    TOTAL CURRENT LIABILITIES.................................................................    2,855.0    2,122.8
  Long-term debt..............................................................................      272.6    1,184.3
  Other long-term liabilities.................................................................      147.9      190.2
SHAREHOLDERS' EQUITY:
  Preference stock............................................................................      284.6      298.6
  Common stock................................................................................        1.8        1.7
  Treasury stock, at cost.....................................................................     (262.9)    (273.1)
  Guaranteed ESOP obligation..................................................................     (292.1)    (292.1)
  Capital surplus.............................................................................    1,079.0      875.9
  Retained earnings...........................................................................    1,551.0    1,587.8
  Other.......................................................................................         --       (2.4)
                                                                                                ---------  ---------
    TOTAL SHAREHOLDERS' EQUITY................................................................    2,361.4    2,196.4
                                                                                                ---------  ---------
  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..................................................  $ 5,636.9  $ 5,693.7
                                                                                                ---------  ---------
                                                                                                ---------  ---------

          See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                     YEARS ENDED DECEMBER 31,
                                                                     ------------------------
                                                                    SHARES                   DOLLARS
                                                              -------------------  ----------------------------
                                                               1997   1996   1995     1997      1996      1995
                                                              -----  -----  -----  --------  --------  --------
                                                                                 IN MILLIONS
PREFERENCE STOCK:
  Beginning of year.........................................    5.6    6.3    6.4  $  298.6  $  334.9  $  340.9
  Conversion to common stock................................   (0.3)  (0.7)  (0.1)    (14.0)    (36.3)     (6.0)
                                                              -----  -----  -----  --------  --------  --------
  End of year...............................................    5.3    5.6    6.3     284.6     298.6     334.9
                                                              -----  -----  -----  --------  --------  --------
                                                              -----  -----  -----  --------  --------  --------
COMMON STOCK:
  Beginning of year.........................................  172.2  170.8  170.3       1.7     170.8     170.3
  Stock options exercised and awards under stock plans......    5.4    1.7    0.4       0.1       1.7       0.4
  Effect of change in par value.............................     --     --     --        --    (170.5)       --
  Other.....................................................    0.4   (0.3)   0.1        --      (0.3)      0.1
                                                              -----  -----  -----  --------  --------  --------
  End of year...............................................  178.0  172.2  170.8       1.8       1.7     170.8
                                                              -----  -----  -----  --------  --------  --------
                                                              -----  -----  -----  --------  --------  --------
TREASURY STOCK:
  Beginning of year.........................................   (5.8)  (6.5)  (5.8)   (273.1)   (304.6)   (283.8)
  Repurchase of common stock................................     --     --   (0.8)       --        --     (26.3)
  Conversion of preference stock............................    0.3    0.7    0.1      12.2      31.6       5.5
  Other.....................................................   (0.1)    --     --      (2.0)     (0.1)       --
                                                              -----  -----  -----  --------  --------  --------
  End of year...............................................   (5.6)  (5.8)  (6.5)   (262.9)   (273.1)   (304.6)
                                                              -----  -----  -----  --------  --------  --------
                                                              -----  -----  -----  --------  --------  --------
GUARANTEED ESOP OBLIGATION:
  Beginning of year.........................................                         (292.1)   (309.7)   (328.1)
  Reduction of guaranteed ESOP obligation...................                             --      17.6      18.4
                                                              -----  -----  -----  --------  --------  --------
  End of year...............................................                         (292.1)   (292.1)   (309.7)
                                                              -----  -----  -----  --------  --------  --------
                                                              -----  -----  -----  --------  --------  --------
CAPITAL SURPLUS:
  Beginning of year.........................................                          875.9     668.2     656.5
  Conversion of preference stock............................                            1.8       4.7       0.5
  Stock options exercised and awards under stock plans......                          186.2      41.9       8.3
  Effect of change in par value.............................                             --     170.5        --
  Other.....................................................                           15.1      (9.4)      2.9
                                                              -----  -----  -----  --------  --------  --------
  End of year...............................................                        1,079.0     875.9     668.2
                                                              -----  -----  -----  --------  --------  --------
                                                              -----  -----  -----  --------  --------  --------
RETAINED EARNINGS:
  Beginning of year.........................................                        1,587.8   1,833.0   2,582.7
  Net earnings (loss).......................................                           37.7     176.6    (572.8)
  Dividends:
    Preference stock, net of tax benefit....................                          (13.7)    (14.4)    (16.9)
    Redeemable preferred stock..............................                             --      (0.1)     (0.1)
    Common stock............................................                          (60.8)    (46.5)   (159.9)
    Footstar Distribution...................................                             --    (360.8)       --
                                                              -----  -----  -----  --------  --------  --------
  End of year...............................................                        1,551.0   1,587.8   1,833.0
                                                              -----  -----  -----  --------  --------  --------
                                                              -----  -----  -----  --------  --------  --------
OTHER:
  Beginning of year.........................................                           (2.4)      0.2    (111.4)
  Cumulative translation adjustment.........................                             --      (0.2)      1.6
  Unrealized holding gain (loss) on investments, net........                            2.4      (2.4)       --
                                                              -----  -----  -----  --------  --------  --------
  End of year...............................................                             --      (2.4)      0.2
                                                              -----  -----  -----  --------  --------  --------
TOTAL SHAREHOLDERS' EQUITY..................................                       $2,361.4  $2,196.4  $2,392.8
                                                              -----  -----  -----  --------  --------  --------
                                                              -----  -----  -----  --------  --------  --------

          See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                             YEARS ENDED DECEMBER 31,
                                                                                          -------------------------------
                                                                                            1997       1996       1995
                                                                                          ---------  ---------  ---------
                                                                                                    IN MILLIONS
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net earnings (loss)...................................................................  $    37.7  $   176.6  $  (572.8)
  Adjustments required to reconcile net earnings (loss) to net cash (used in) provided by operating activities:
    Merger, restructuring and other non-recurring charges...............................      486.7      235.0      982.4
    Depreciation and amortization.......................................................      226.2      246.2      327.7
    Gain on sale of securities..........................................................      (30.0)    (121.4)        --
    Minority interest in net earnings...................................................         --       22.2       38.4
    Income (loss) from unconsolidated subsidiary........................................        0.3       (4.5)        --
    Deferred income taxes and other non-cash items......................................     (195.1)     115.1      (89.7)
    Net operating loss carryforwards utilized...........................................       69.4       15.3       18.8
    Extraordinary item, loss on early retirement of debt, net of tax....................       17.1         --         --
  Change in assets and liabilities, excluding acquisitions and dispositions:
    (Increase) decrease in accounts receivable, net.....................................      (80.6)       4.6      (59.0)
    (Increase) in inventories...........................................................     (531.0)    (233.6)    (349.7)
    (Increase) in other current assets, deferred charges and other assets...............      (66.7)     (93.5)     (32.9)
    Increase in accounts payable........................................................       21.3      337.9      205.5
    (Decrease) increase in accrued expenses.............................................     (224.4)    (219.9)      54.6
    (Decrease) in Federal incomes taxes payable and other liabilities...................       (6.1)     (16.9)     (63.3)
                                                                                          ---------  ---------  ---------
NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES.....................................     (275.2)     463.1      460.0
                                                                                          ---------  ---------  ---------
                                                                                          ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment...................................................     (312.1)    (297.5)    (528.9)
  Proceeds from sale of businesses and other property and equipment.....................      192.7      240.4      423.6
  Proceeds from initial and secondary public offerings of Linens 'n Things, Inc.........      147.4      189.4         --
  Proceeds from sale of investments.....................................................      162.3      296.4         --
  Acquisitions, net of cash.............................................................         --     (373.9)      (4.8)
                                                                                          ---------  ---------  ---------
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES.....................................      190.3       54.8     (110.1)
                                                                                          ---------  ---------  ---------
                                                                                          ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends paid or payable.............................................................      (74.6)    (132.3)    (240.0)
  Additions to (reductions in) short-term borrowings....................................      466.4      (52.0)    (148.0)
  Increase (decrease) in book overdrafts................................................      144.3     (158.2)      74.8
  Repurchase of common stock............................................................         --      (11.2)     (39.1)
  (Reductions in) additions to long-term debt...........................................     (911.7)     131.4       21.6
  Proceeds from exercise of stock options and other issuances of stock..................      159.5       45.6       14.0
  Other.................................................................................       (2.3)     (14.6)      (8.9)
                                                                                          ---------  ---------  ---------
NET CASH USED IN FINANCING ACTIVITIES...................................................     (218.4)    (191.3)    (325.6)
                                                                                          ---------  ---------  ---------
                                                                                          ---------  ---------  ---------
Net (decrease) increase in cash and cash equivalents....................................     (303.3)     326.6       24.3
Cash and cash equivalents at beginning of year..........................................      471.8      145.2      120.9
                                                                                          ---------  ---------  ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR................................................  $   168.5  $   471.8  $   145.2
                                                                                          ---------  ---------  ---------
                                                                                          ---------  ---------  ---------

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 CVS/REVCO MERGER

    On May 29, 1997, CVS Corporation ("CVS") completed a merger with Revco D.S., Inc. ("Revco"), hereafter collectively referred to as the Company, by exchanging
60.3 million shares of CVS common stock for all of the outstanding common stock of Revco (the "Merger"). Each outstanding share of Revco common stock was exchanged for 0.8842 of a share of CVS common stock. In addition, outstanding Revco employee stock options were converted at the same exchange ratio into options to purchase approximately 3.3 million shares of CVS common stock.

    The Merger, which constituted a tax-free reorganization, has been accounted for as a pooling of interests under Accounting Principles Board ("APB") Opinion No. 16, "Accounting for Business Combinations." Accordingly, all prior period financial statements presented have been restated to include the combined results of operations, financial position and cash flows of Revco as if it had always been part of CVS.

    Pursuant to a consent decree with the Federal Trade Commission entered into in connection with the Merger, the Company divested 120 Revco stores, primarily in Richmond and the Tidewater area of Virginia.

    Prior to the Merger, Revco's fiscal year ended on the Saturday closest to May 31. In recording the business combination, Revco's consolidated financial statements for the fiscal years ended June 1, 1996 and June 3, 1995 have been restated to reflect a December 31 year-end, to conform with CVS' fiscal year-end.

    Revco's cost of sales and inventories have been restated from the last-in, first-out method to the first-in, first-out method in order to conform to CVS' accounting method for inventories. The impact of the restatement was to increase earnings from continuing operations by $13.5 million in 1996 and $11.9 million in 1995.

    There were no material transactions between CVS and Revco prior to the Merger. Certain reclassifications have been made to Revco's historical consolidated financial statements to conform to CVS' presentation.

    In accordance with Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)," the Company recorded a charge to operating expenses of $411.7 million during the second quarter of 1997 for direct and other merger-related costs pertaining to the merger transaction and certain restructuring activities (the "CVS/Revco Restructuring Charge").

    Following is a summary of the significant components of the CVS/Revco Restructuring Charge:

                                                                      CVS/REVCO
                                                                    RESTRUCTURING      UTILIZED IN    BALANCE AT
IN MILLIONS                                                            CHARGE             1997         12/31/97
---------------------------------------------------------------  -------------------  -------------  -------------
Merger transaction costs.......................................       $    35.0         $    32.1      $     2.9
Restructuring costs:
  Employee severance...........................................            89.8              37.4           52.4
  Exit costs...................................................           286.9             126.1          160.8
                                                                 -------------------  -------------  -------------
                                                                      $   411.7         $   195.6      $   216.1
                                                                 -------------------  -------------  -------------
                                                                 -------------------  -------------  -------------

    Merger transaction costs primarily include fees for investment bankers, attorneys, accountants, financial printing and other related charges. Restructuring activities primarily relate to the consolidation of administrative functions. These actions resulted in the reduction of approximately 1,000 employees, primarily in Revco's Twinsburg, Ohio Headquarters, and will include the consolidation and closure of certain facilities. Exit costs primarily relate to activities such as the cancellation of lease agreements, closing of certain facilities and the write-down of unutilized fixed assets.

    Asset write-offs included in the CVS/Revco Restructuring Charge totaled $53.7 million. The balance of the charge, $358.0 million, will require cash outlays of which $164.8 million had been incurred as of December 31, 1997. The remaining balance, $193.2 million, which primarily includes non-cancelable operating lease commitments and severance, is expected to be incurred in 1998 and beyond.

    The Company also recorded a $75 million charge to cost of goods sold during the second quarter of 1997 to reflect markdowns on non-compatible Revco merchandise.

    Following is a summary of the results of operations for the separate companies prior to the Merger and the combined amounts presented in the consolidated financial statements:

                                                                          THREE MONTHS          YEARS ENDED
                                                                              ENDED            DECEMBER 31,
                                                                             MARCH 29,      --------------------
IN MILLIONS                                                                    1997           1996        1995
----------------------------------------------------------------------  -----------------  ----------  ---------
NET SALES:
  CVS.................................................................     $   1,515.0     $  5,528.1  $ 4,865.0
  Revco...............................................................         1,645.8        5,416.7    4,898.4
                                                                              --------     ----------  ---------
                                                                           $   3,160.8     $ 10,944.8  $ 9,763.4
                                                                              --------     ----------  ---------
                                                                              --------     ----------  ---------
Earnings (loss) from continuing operations:

  CVS.................................................................     $      58.4     $    239.6     $(26.5)
  Revco...............................................................            24.2          101.2       84.3
                                                                              --------     ----------  ---------
                                                                           $      82.6     $    340.8  $    57.8
                                                                              --------     ----------  ---------
                                                                              --------     ----------  ---------

2 SIGNIFICANT ACCOUNTING POLICIES

    DESCRIPTION OF BUSINESS--At December 31, 1997, the Company operated 3,888 retail drugstores in 24 Northeast, Mid-Atlantic, Southeast and Midwest states and the District of Columbia. CVS offers customers convenience, selection, and superior customer service as well as comprehensive prescription and pharmacy services.

    BASIS OF PRESENTATION--The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

    As a result of the CVS Strategic Restructuring Program, the results of operations of the former (i) footwear segment (which included the Meldisco, Footaction and Thom McAn businesses), (ii) apparel segment (which included the Marshalls, Wilsons, and Bob's Stores businesses) and (iii) toys and home furnishings segment (which included the Kay-Bee Toys, This End Up and Linens 'n Things businesses) have been classified as discontinued operations in the accompanying consolidated statements of operations for all periods presented. See Note 3 for further information about the CVS Strategic Restructuring Program.

    USE OF ESTIMATES--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

    CASH AND CASH EQUIVALENTS--Cash and cash equivalents consist of cash and temporary investments with maturities of three months or less when purchased.

    INVESTMENTS--Investments, which consist of available-for-sale securities, are recorded at fair value. Unrealized holding gains and losses, net of related tax effects, are reported as a separate component of shareholders' equity until realized.

    FINANCIAL INSTRUMENTS--The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and commercial paper. Due to the short-term nature of these instruments, the Company's carrying value approximates fair value. The Company also utilizes letters of credit to guarantee foreign purchases. At December 31, 1997 and 1996, approximately $58.2 million and $34.0 million, respectively, was outstanding under letters of credit.

    ACCOUNTS RECEIVABLE--Accounts receivable are stated net of an allowance for uncollectible accounts of $38.0 million and $36.0 million at December 31, 1997 and 1996, respectively. The balance primarily includes trade receivables due from managed care organizations, pharmacy benefit management companies, insurance companies, governmental agencies and vendors.

    INVENTORIES--Inventories are stated at the lower of cost or market using the first-in, first-out method.

    PROPERTY AND EQUIPMENT--Depreciation of property and equipment is computed on a straight-line basis, generally over the estimated useful lives of the asset or, when applicable, the term of the lease, whichever is shorter. Estimated useful lives generally range from 10 to 40 years for buildings and improvements, 3 to 10 years for fixtures and equipment, and 3 to 10 years for leasehold improvements.

    IMPAIRMENT OF LONG-LIVED ASSETS--An impairment loss is recognized whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company primarily groups and evaluates assets at an individual store level, which is the lowest level at which independent cash flows can be identified. When evaluating assets for potential impairment, the Company considers historical performance and, in addition, estimates future results. If the carrying amount of the related asset exceeds the expected future cash flows, the Company considers the asset to be impaired and records an impairment loss.

    DEFERRED CHARGES AND OTHER ASSETS--Deferred charges, consisting primarily of beneficial leasehold costs, are amortized on a straight-line basis, generally over the remaining life of the leasehold acquired or 15 years, whichever is shorter. At December 31, 1996, other assets primarily included notes receivable that were received as a portion of the proceeds from the sale of certain businesses and deferred financing fees.

    GOODWILL--Goodwill is the excess of the cost of net assets acquired in purchase business combinations over their fair value. It is amortized on a straight-line basis generally over periods of 40 years. Accumulated amortization was $65.6 million and $46.3 million at December 31, 1997 and 1996, respectively. The Company evaluates goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In completing its evaluation, the Company compares estimated future cash flows to the carrying amount of the goodwill. If the carrying amount of the goodwill exceeds the expected future cash flows, the Company considers the goodwill to be impaired and records an impairment loss.

    REORGANIZATION VALUE IN EXCESS OF AMOUNTS ALLOCABLE TO IDENTIFIABLE ASSETS--In June 1992, Revco and certain of its subsidiaries which filed petitions for relief, emerged from Chapter 11 of the United States Bankruptcy Code ("Chapter 11") pursuant to a confirmed plan of reorganization. At that time, the Company implemented the recommended accounting principles for entities emerging from Chapter 11 ("Fresh Start Reporting") set forth in the American Institute of Certified Public Accountants ("AICPA") Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." Revco's reorganization value in excess of amounts allocable to identifiable assets ("Reorganization Goodwill") is being amortized on a straight-line basis over 20 years. This amortization is a non-deductible expense for tax purposes.

    Revco has net operating loss carryforwards ("NOLs") available to offset future federal and state taxable income. Substantially all of the NOLs are attributable to the time period prior to Revco's emergence from Chapter 11. Under Fresh Start Reporting, any benefits realized from the utilization of these NOLs should reduce Reorganization Goodwill.

    Following is a reconciliation of the original Reorganization Goodwill recorded by Revco upon emergence from Chapter 11 to the net amount reflected in the consolidated balance sheets at December 31:


IN MILLIONS                                                                                        1997       1996
-----------------------------------------------------------------------------------------------  ---------  ---------
Original balance recorded......................................................................  $   352.1  $   352.1
Accumulated amortization.......................................................................      (98.1)     (80.6)
Cumulative NOLs utilized.......................................................................     (146.1)     (76.7)
                                                                                                 ---------  ---------
                                                                                                 $   107.9  $   194.8
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

    MAINTENANCE AND REPAIRS--Maintenance and repair costs are charged directly to expense as incurred. Major renewals or replacements that substantially extend the useful life of an asset are capitalized and depreciated.

    STORE OPENING AND CLOSING COSTS--New store opening costs are charged directly to expense when incurred. In the event a store closes before its lease expires, the remaining lease obligation is fully accrued for in the year of closing.

    INCOME TAXES--Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The tax benefit for dividends on unallocated shares of Series One ESOP Convertible Preference Stock (the "ESOP Preference Stock") is recorded as a credit to retained earnings.

    ADVERTISING COSTS--External costs incurred to produce media advertising are expensed when the advertising takes place.

    POSTRETIREMENT BENEFITS--The annual cost of postretirement benefits is funded in the period incurred and the cost is recognized over an employee's term of service with the Company. The Company also provides health and life insurance benefits to certain retired employees who met eligibility requirements and were grandfathered under former benefit plans which have since been amended or terminated. The cost of these benefits has been fully accrued by the Company.

    EARNINGS PER COMMON SHARE--Basic earnings per common share is computed by dividing (i) net earnings, after deducting the ESOP Preference Stock dividends, net of tax benefits, by (ii) the weighted average number of common shares outstanding during the year (the "Basic Shares").

    Diluted earnings per common share assumes that the ESOP Preference Stock is converted into common stock. Diluted earnings per common share is computed by dividing (i) net earnings, after accounting for the difference between the current dividends on the ESOP Preference Stock and the common stock and after making adjustments for certain non-discretionary expenses that are based on net earnings such as incentive bonuses and profit sharing by (ii) Basic Shares plus the additional shares that would be issued assuming that dilutive stock options are exercised and the ESOP Preference Stock is converted into common stock. In 1995 and 1997, the assumed conversion of the ESOP Preference Stock would have increased diluted earnings per common share and, therefore, was not considered.

    ACCOUNTING CHANGES--The Company was required to retroactively adopt Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share" during the fourth quarter of 1997. This statement requires companies with complex capital structures to present basic and diluted earnings per common share in lieu of previously reported primary and fully diluted earnings per common share. The statement also requires additional informational disclosures and makes certain modifications to the previous calculation method.

    Effective January 1, 1996, the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." While SFAS No. 123 established financial accounting and reporting standards for stock-based employee compensation plans using a fair value method of accounting, it allows companies to continue to measure compensation using the intrinsic value method of accounting as prescribed in APB Opinion No. 25, "Accounting for Stock Issued to Employees." The Company will continue to use its present APB Opinion No. 25 accounting treatment for stock-based compensation. See Note 11 for further information about SFAS No. 123.

    Effective October 1, 1995, the Company early adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and recorded a pre-tax asset impairment charge of $110.4 million ($5.0 million of which pertained to continuing operations) in connection with the write-down of certain fixed and intangible assets. The above charge resulted when the Company began identifying and measuring impairment at a lower level under SFAS No. 121 than under its previous accounting policy. Under the Company's previous accounting policy, long lived assets were evaluated in total for impairment at the operating business level if the operating business was either incurring operating losses or was expecting to incur operating losses in the future. Since the expected future cash flows measured at the operating business level were in excess of the carrying value of the related assets, no previous impairment losses were recorded.

    During the fourth quarter of 1995, the Company changed its policy from capitalizing internally developed software costs to expensing the costs as incurred and recorded a charge of $74.5 million ($37.8 million of which pertained to continuing operations). The effect of the change in accounting principle has been treated as a change in accounting principle that is inseparable from the effect of the change in accounting estimate. As a result, the entire amount has been treated as a change in accounting estimate. The effect of this charge was to reduce net earnings by $45.8 million or $0.28 per diluted common share in 1995.

    RECLASSIFICATIONS--Certain reclassifications have been made to the consolidated financial statements of prior years to conform to the 1997 presentation.

3 CVS STRATEGIC RESTRUCTURING PROGRAM

THE 1995 PLAN

    On October 24, 1995, (the "1995 Measurement Date"), the Board of Directors approved a comprehensive restructuring plan that was the product of a strategic review initiated in 1994. The restructuring plan included, among other things: (i) the continued operation of CVS (which included CVS, and initially Linens 'n Things and Bob's Stores), (ii) the disposal of Marshalls, Kay-Bee Toys, Wilsons and This End Up, (iii) the spin-off of Footstar, Inc. ("Footstar"), which included Meldisco, Footaction and Thom McAn, and (iv) the elimination of certain corporate overhead costs.

    In connection with the approval of the 1995 Plan, the Company recorded a pre-tax charge of $872.0 million in the fourth quarter of 1995 (the "1995 Restructuring Charge") and discontinued the footwear segment in accordance with APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." As a result of the 1996 Plan discussed below, the apparel segment and toys and home furnishings segment were also discontinued. Accordingly, the portion of the 1995 Restructuring Charge that pertains to these segments, $711.4 million, is reflected as a component of discontinued operations, and the remainder, $160.6 million, is included in continuing operations. The amount recorded in continuing operations primarily includes costs associated with: (i) exiting certain geographic markets, (ii) closing duplicate warehouse facilities and (iii) closing the Company's corporate headquarters in Rye, New York. These costs primarily included asset write-offs, closed store and warehouse lease liabilities and employee severance.

    Management determined the amount of: (i) asset write-offs by comparing the carrying value of the assets to be disposed of to the anticipated proceeds, (ii) closed store and warehouse lease liabilities by calculating the present value of the future minimum lease payments and (iii) employee severance based on an employee's compensation level and years of service with the Company. The Company applied the guidance of EITF Issue No. 94-3 to determine the appropriate accounting treatment for these charges.

    Asset write-offs included in the 1995 Restructuring Charge totaled $659.7 million. The balance of the charge, $212.3 million, will require cash outlays of which $190.3 million had been incurred as of December 31, 1997. The remaining cash outlays, which primarily include non-cancelable operating lease commitments, are expected to be incurred in 1998 and beyond.

THE 1996 PLAN

    On May 29, 1996, (the "1996 Measurement Date"), the Board of Directors approved further refinements to the restructuring plan. The refinements included (i) a formal plan to separate Linens 'n Things and Bob's Stores from the Company and (ii) a formal plan to convert 80 to 100 of Thom McAn's stores to the Footaction store format and to sell or close the remaining Thom McAn stores, and thereby exit the Thom McAn business by mid-1997.

    In connection with the approval of the 1996 Plan, the Company recorded, as a component of discontinued operations, a pre-tax charge of $235.0 million during the second quarter of 1996 (the "1996 Restructuring Charge") substantially all of which related to asset write-offs that will not require cash outlays. As a result of adopting the plan to separate Linens 'n Things and Bob's Stores from the Company, the apparel and toys and home furnishings segments were discontinued in accordance with APB Opinion No. 30.

    The asset write-offs of $659.7 million and $235.0 million included in the 1995 Restructuring Charge and 1996 Restructuring Charge, respectively, primarily relate to the write-down of the businesses to be disposed of to estimated fair value. The significant judgment included in the above write-offs relates to the estimation of fair value for each business. These estimates were prepared by independent third parties.

    The CVS Strategic Restructuring Program was completed in 1997 without significant changes to the Board approved plan. In connection with completing this program, the Company recorded, as a component of discontinued operations, a pre-tax charge of approximately $35 million during the second quarter of 1997 (the "1997 Restructuring Charge") to finalize certain liabilities accrued for in the 1996 Restructuring Charge.

THE DISPOSALS

    On November 17, 1995, the Company completed the sale of Marshalls to The TJX Companies, Inc. for total proceeds of approximately $600 million.

    On May 4, 1996, the Company completed the sale of Kay-Bee Toys to Consolidated Stores Corporation for total proceeds of approximately $285.7 million.

    On May 25, 1996, the Company completed the sale of Wilsons to an investor group led by Wilsons' management for total proceeds of approximately $69.7 million.

    On May 31, 1996, the Company completed the sale of This End Up to an investor group for approximately $18.2 million.

    On October 12, 1996, the Company completed the spin-off of Footstar by distributing 100% of the shares of Footstar common stock held by the Company to its shareholders of record as of the close of business on October 2, 1996 (the "Footstar Distribution"). See Note 15 for further information about the Footstar Distribution.

    On December 2, 1996, the Company completed the initial public offering of 67.5% of Linens 'n Things, Inc. for net proceeds of approximately $189.4 million.

    On June 4, 1997, the Company sold its remaining 32.5% ownership interest in Linens 'n Things, Inc. for total proceeds of approximately $147 million.

    On November 25, 1997, the Company completed the sale of Bob's Stores to an investor group for total proceeds of approximately $92 million.

    The gains and losses that resulted from the above disposals are reflected in the "Discontinued Operations" section of the consolidated statements of operations. The Company has no continuing involvement with the divested operations.

    Following is a summary of the significant components of the charges related to the CVS Strategic Restructuring Program:

                                                                                         UTILIZED
                                                                                         THROUGH
                                                                   RESTRUCTURING         12/31/97      BALANCE AT
IN MILLIONS                                                          CHARGE(1)          (2)(3)(4)      12/31/97(5)
---------------------------------------------------------------  ------------------  ----------------  -----------
Loss on sale of businesses.....................................      $    721.8         $    702.2      $    19.6
Lease obligations and asset write-offs relating to store,
  office and warehouse closings................................           187.4              117.3           70.1
Contract termination costs and asset write-offs relating to
  outsourcing certain technology functions.....................            64.3               64.3             --
Severance and employee benefits................................            58.6               45.5           13.1
Costs relating to the consolidation of the footwear businesses
  and exit from Thom McAn......................................           104.0              104.0             --
Other..........................................................             5.9                5.9             --
                                                                       --------           --------     -----------
                                                                     $  1,142.0         $  1,039.2      $   102.8
                                                                       --------           --------     -----------
                                                                       --------           --------     -----------

------------------------

(1) Includes the 1997 Restructuring Charge, the 1996 Restructuring Charge and the 1995 Restructuring Charge.

(2) Includes utilization of $190.1 million in 1997, $353.7 million in 1996 and $495.4 million in 1995.

(3) $104.6 million, $79.6 million and $6.1 million of the amounts utilized in 1997, 1996 and 1995, respectively, required cash outlays.

(4) $80.0 million and $2.4 million of the amount utilized in 1996 represents reserve balances that were retained by Footstar and Linens 'n Things, Inc., respectively.

(5) The Company believes that the reserve balance at December 31, 1997 is adequate to cover the remaining liabilities associated with the CVS Strategic Restructuring Program.

4 DISCONTINUED OPERATIONS

    Following is a summary of discontinued operations by reporting segment for the years ended December 31:

IN MILLIONS                                                                        1997       1996       1995
-------------------------------------------------------------------------------  ---------  ---------  ---------
Net sales:
  Footwear.....................................................................  $      --  $ 1,391.1  $ 1,827.3
  Apparel......................................................................      348.3      526.4    3,055.7
  Toys and Home Furnishings....................................................         --      900.3    1,768.4
                                                                                 ---------  ---------  ---------
                                                                                 $   348.3  $ 2,817.8  $ 6,651.4
                                                                                 ---------  ---------  ---------
Operating (loss) profit:(1)
  Footwear.....................................................................  $      --  $   (12.4) $    47.5
  Apparel......................................................................         --     (171.3)    (704.0)
  Toys and Home Furnishings....................................................         --      (49.7)    (115.9)
                                                                                 ---------  ---------  ---------
                                                                                 $      --    $(233.4)    (772.4)
                                                                                 ---------  ---------  ---------
                                                                                 ---------  ---------  ---------

------------------------

(1) Includes the effect of the charges related to the CVS Strategic Restructuring Program.

    As of December 31, 1997, there were no assets or liabilities of the discontinued operations reflected in the accompanying consolidated balance sheet. The December 31, 1996 consolidated balance sheet included total assets of $141.0 million and total liabilities of $61.0 million, for the apparel segment.

5 ACQUISITION OF BIG B, INC.

    On October 27, 1996, the Company and Big B, Inc. ("Big B"), a retail drugstore chain formerly headquartered in Bessemer, Alabama operating approximately 400 drugstores in five southern states, signed a definitive merger agreement whereby the Company would acquire all of the outstanding shares of Big B common stock at a price of $17.25 per share in cash. On November 15, 1996, the Company announced that it completed its cash tender offer for Big B's common stock (the "Offer"), resulting in the Company owning approximately 85% of Big B. On December 23, 1996, the Company completed a second step acquisition in which all remaining Big B shareholders received the same cash price paid in the Offer. The aggregate transaction value, including the assumption of approximately $49.3 million of existing Big B debt, was $423.2 million.

    The acquisition of Big B was accounted for as a purchase business combination under APB Opinion No. 16 using an effective date of November 16, 1996. The purchase price was allocated to assets acquired and liabilities assumed based on estimated fair values at the date of acquisition. This resulted in an excess of purchase price over net assets acquired of approximately $249 million, which is being amortized on a straight-line basis over 40 years. Big B's results of operations have been consolidated with the Company's results of operations beginning November 16, 1996.

    During the first quarter of 1997, the Company recorded a charge to operating expenses of $31.0 million for certain non-capitalizable costs associated with the restructuring of Big B. The significant components of the charge included: (i) $5.3 million for store, distribution and system conversion costs, (ii) $18.7 million for store closing costs and (iii) $7.0 million for duplicate headquarters and administration costs. In accordance with the guidance provided in EITF Issue No. 94-3, this charge includes accrued liabilities related to certain exit plans for identified stores and duplicate corporate facilities, such as the cancellation of lease agreements and the write-down of unutilized fixed assets. These exit plans do not benefit the future activities of the retained stores or corporate facilities.

    Asset write-offs included in the above charge totaled $5.1 million. The balance of the charge, $25.9 million, will require cash outlays, of which $8.9 million had been incurred as of December 31, 1997. The remaining cash outlays, which primarily include non-cancelable operating lease commitments, are expected to be incurred in 1998 and beyond.


6 INVESTMENTS

    Investments consisted of the following at December 31:

IN MILLIONS                                                                                        1997       1996
-----------------------------------------------------------------------------------------------  ---------  ---------
Note receivable................................................................................  $      --  $   100.0
Investment in Linens 'n Things, Inc............................................................         --       83.2
Other..........................................................................................         --        2.0
                                                                                                 ---------  ---------
                                                                                                        --      185.2
Unrealized holding loss........................................................................         --       (3.8)
                                                                                                 ---------  ---------
                                                                                                 $      --  $   181.4
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

    The note receivable, which was received as a portion of the proceeds from the sale of Kay-Bee Toys, was sold during the second quarter of 1997 to an unrelated third party for its approximate carrying value.

    On June 4, 1997, the Company sold its remaining 32.5% ownership interest in Linens 'n Things, Inc. for total proceeds of approximately $147 million, which resulted in a pre-tax gain of approximately $65 million. This gain is reflected in discontinued operations.

7 BORROWINGS AND CREDIT AGREEMENTS

    Following is a summary of the Company's borrowings at December 31:

IN MILLIONS                                        1997             1996
----------------------------------------------  -----------      ---------
CVS debt:
  Commercial paper............................     $450.0        $      --
  Lines of credit.............................       16.4               --
  Guaranteed ESOP obligation(1)...............      292.1            309.4
  Other notes and mortgages payable...........         --             12.2
Revco debt:
  Bank facility...............................         --            585.4
  9.125% Senior Notes.........................       19.2            140.0
  10.125% Senior Notes........................         --            144.9
  Other.......................................        2.1             10.3
                                                -----------      ---------
                                                    779.8          1,202.2
Less current portion..........................     (507.2)           (17.9)
                                                -----------      ---------
                                                   $272.6        $ 1,184.3
                                                -----------      ---------
                                                -----------      ---------

------------------------

(1) See Note 13 for further information about the Company's ESOP Plan.

    The Company issues commercial paper to finance, in part, its seasonal inventory requirements and capital expenditures. The commercial paper program is supported by a $670 million, five year unsecured revolving credit facility which expires on May 30, 2002 (the "Credit Facility"). The Credit Facility requires the Company to pay a quarterly facility fee of 0.07%, regardless of usage. The weighted average interest rate on the commercial paper issued as of December 31, 1997 was 5.9%.

    The Company can also obtain up to $220 million of short-term financing through various uncommitted lines of credit. At December 31, 1997, borrowings under these lines totaled $16.4 million with a weighted average interest rate of 5.5%.

    The Company was not obligated under any formal or informal compensating balance agreements with respect to the short-term borrowings.

REVCO DEBT RETIREMENT

    On May 30, 1997, the Company repaid all $600 million of bank debt outstanding under the Revco bank facility which was subsequently terminated (the "Bank Facility Repayment"). On June 30, 1997, the Company redeemed all $144.9 million aggregate principal amount of its 10.125% Senior Notes (the "Debt Redemption") at 105% of the principal amount plus accrued interest. In addition, on June 25, 1997, the Company commenced an offer (the "Debt Tender Offer") to purchase for cash all $140.0 million aggregate principal amount of its 9.125% Senior Notes. The Debt Tender Offer expired on July 2, 1997 and $120.8 million aggregate principal amount was repurchased at an average price of 104.61% of the principal amount plus accrued interest.

    At December 31, 1997, the bid price for the remaining 9.125% Senior Notes was $103.25. Accordingly, the fair value of the notes was $19.8 million, compared to their carrying value of $19.2 million.

    The Bank Facility Repayment, the Debt Redemption and the Debt Tender Offer (collectively, the "Revco Debt Retirement") were financed with cash on hand and borrowings under the Company's commercial paper program.

    As a result of the Revco Debt Retirement, the Company recorded an after-tax charge of $17.1 million during the second quarter of 1997. This charge, which included early retirement premiums and the write-off of unamortized finance costs, has been classified as an extraordinary item in the accompanying consolidated statements of operations.

    On January 15, 1998, the Company redeemed the remaining $19.2 million aggregate principal amount of its 9.125% Senior Notes at 103% of principal plus accrued interest.

    The Company remains party to an interest rate cap agreement entered into to hedge its interest rate exposure on a portion of the Revco bank facility. The interest rate cap established a maximum interest rate payable when the variable rate exceeds certain rates. At December 31, 1997, the total notional principal amount of this interest rate cap agreement was $29.3 million, having capped LIBOR rates of 7.00%, terminating through July 31, 2000.

AGGREGATE FUTURE MATURITIES

    At December 31, 1997, the aggregate long-term debt maturing during the next five years was as follows: $21.4 million in 1998, $13.8 million in 1999, $16.5 million in 2000, $20.8 million in 2001, $200.1 million in 2002 and thereafter.

    Following is a summary of net interest expense for the years ended December 31:

IN MILLIONS                                                                                1997       1996       1995
---------------------------------------------------------------------------------------  ---------  ---------  ---------
Interest expense(1)....................................................................  $    57.9  $    83.2  $   114.9
Less interest income and capitalized interest..........................................      (13.1)      (7.5)      (0.4)
                                                                                         ---------  ---------  ---------
Net interest expense...................................................................  $    44.8  $    75.7  $   114.5
                                                                                         ---------  ---------  ---------
Interest paid..........................................................................  $    56.9  $    78.3  $   112.2
                                                                                         ---------  ---------  ---------
                                                                                         ---------  ---------  ---------

------------------------

(1) In accordance with the provisions of AICPA Statement of Position 76-3, "Accounting Practices for Certain Employee Stock Ownership Plans" and allowable under the transition provisions of AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans," interest expense excludes interest related to the guaranteed ESOP note, but includes interest recognized in connection with the Company's contribution to the ESOP Plan.

8 CONTINGENCIES

    In connection with certain dispositions completed between 1991 and 1997, the Company continues to guarantee lease obligations for approximately 2,000 former stores. The Company is indemnified for these obligations by the respective purchasers. Assuming that each respective purchaser became insolvent, an event which the Company believes to be highly unlikely, management estimates that it could settle these obligations for approximately $1.2 billion at December 31, 1997. In the opinion of management, the ultimate disposition of these guarantees will not have a material adverse effect on the Company's consolidated financial condition, results of operations or future cash flows.

    The Company is also a defendant in various lawsuits arising in the ordinary course of business. In the opinion of management and the Company's outside counsel, the ultimate disposition of these lawsuits, exclusive of potential insurance recoveries, will not have a material adverse effect on the Company's consolidated financial condition, results of operations or future cash flows.

9 LEASES

    The Company and its subsidiaries lease retail stores, warehouse facilities and office facilities over periods generally ranging from 5 to 20 years and generally has options to renew such terms over periods ranging from 5 to 15 years.

    Following is a summary of the Company's net rent expense for operating leases relating to continuing operations for the years ended December 31:

IN MILLIONS                                                                              1997       1996       1995
-------------------------------------------------------------------------------------  ---------  ---------  ---------
Minimum rent.........................................................................  $   385.5  $   316.4  $   299.4
Contingent rent......................................................................       58.0       71.7       61.3
                                                                                       ---------  ---------  ---------
                                                                                           443.5      388.1      360.7
Less sublease income.................................................................       (6.3)     (10.1)      (7.7)
                                                                                       ---------  ---------  ---------
                                                                                       $   437.2  $   378.0  $   353.0
                                                                                       ---------  ---------  ---------
                                                                                       ---------  ---------  ---------

    Following is a summary of the future minimum lease payments under capital leases, rent payments required under operating leases, and future minimum sublease income, excluding lease obligations for closed stores, at December 31, 1997:

                                                                                             CAPITAL      OPERATING
IN MILLIONS                                                                                  LEASES         LEASES
----------------------------------------------------------------------------------------  -------------  -----------
1998....................................................................................    $     0.6     $    352.1
1999....................................................................................          0.6          323.9
2000....................................................................................          0.6          295.3
2001....................................................................................          0.6          268.6
2002....................................................................................          0.4          230.1
Thereafter..............................................................................          1.4        1,479.4
                                                                                          -------------  -----------
                                                                                            $     4.2     $  2,949.4
Less amount representing interest.......................................................         (2.4)            --
                                                                                          -------------  -----------
Present value of minimum lease payments.................................................    $     1.8             --
                                                                                          -------------  -----------
Total future minimum sublease income....................................................    $     0.1     $     29.4
                                                                                          -------------  -----------
                                                                                          -------------  -----------

10 CAPITAL STOCK

    The Certificate of Incorporation provides for the authorization of 350,120,619 shares of capital stock of which 300,000,000 shares are common stock, $0.01 par value per share, 120,619 shares are cumulative preferred stock, $0.01 par value per share and 50,000,000 shares are preference stock, $1.00 par value per share.

11 STOCK INCENTIVE PLANS

    At December 31, 1996, the Company had stock incentive plans that included the pre-merger plans of Revco. Effective with the Merger, and in accordance with the terms of the Revco stock incentive plans, each outstanding Revco stock option was exchanged for 0.8842 options to purchase CVS common stock.

    Following is a summary of the Company's stock-based incentive plans as of December 31, 1997:

1997 INCENTIVE COMPENSATION PLAN

    The 1997 Incentive Compensation Plan, (the "1997 ICP") superseded the 1990 Omnibus Stock Incentive Plan, the 1987 Stock Option Plan and the 1973 Stock Option Plan (collectively, the "Preexisting Plans"). Upon approval of the 1997 ICP, authority to make future grants under the Preexisting Plans was terminated, although previously granted awards remain outstanding in accordance with their terms and the terms of the Preexisting Plans. As of December 31, 1997, the 1997 ICP provided for the granting of up to 9,914,761 shares of common stock to key employees in the form of fixed stock options, stock appreciation rights ("SARs"), restricted stock and performance-based awards. All grants under the 1997 ICP are awarded at fair market value on the date of grant. The right to exercise these awards generally commences between one and five years from the date of the grant and expires not more than ten years after the date of the grant, provided that the option holder continues to be employed by the Company. As of December 31, 1997, there were 9,863,709 shares available for grant under the 1997 ICP.

    The 1997 ICP permits the granting of performance-based share awards which represent the right to receive common stock grants upon the achievement of certain business performance goals. Compensation expense related to grants under these provisions is based on the current market price of the Company's common stock and the extent to which the performance criteria is being met. There were no performance-based units awarded or shares granted during 1997.

    Following is a summary of performance-based share awards for the years ended December 31:

DOLLARS IN MILLIONS                                                                                1997       1996         1995
-----------------------------------------------------------------------------------------------  ---------  ---------   ---------
Units awarded..................................................................................         --         --      32,297
Fair market value of units awarded.............................................................         --         --   $     1.2
Shares granted related to units previously awarded.............................................         --     35,380      60,807
Fair market value of shares granted............................................................         --    $   1.3   $     2.2
                                                                                                 ---------  ---------   ---------
                                                                                                 ---------  ---------   ---------

    The weighted-average grant date fair value of performance-based shares granted in 1996 and 1995 was $37.01 and $35.79, respectively.

    The 1997 ICP also permits the granting of up to 1.8 million restricted stock awards. Restricted stock awards are subject to the achievement of certain business performance goals and/or future service requirements as determined by the Compensation Committee. During the restricted period, the stock awards can not be sold, transferred or encumbered, although they retain all of the rights of a shareholder.

    Following is a summary of restricted stock awards for the years ended December 31:

DOLLARS IN MILLIONS                                                                   1997       1996       1995
----------------------------------------------------------------------------------  ---------  ---------  ---------
Shares granted....................................................................     22,305    316,550    112,773
Fair market value of shares granted...............................................  $     1.0  $     8.3  $     4.1
Shares canceled...................................................................         --     63,543     11,452
                                                                                    ---------  ---------  ---------
                                                                                    ---------  ---------  ---------

    The weighted-average grant date fair value of restricted stock granted in 1997, 1996 and 1995 was $46.04, $26.28 and $32.54, respectively.

THE 1996 DIRECTORS STOCK PLAN

    The 1996 Directors Stock Plan (the "1996 DSP") provides for the granting of up to 173,230 shares of common stock to the Company's non-employee directors (the "Eligible Directors"). Eligible Directors (i) are entitled to receive an annual grant of 350 shares of common stock, (ii) are paid one-half of their annual retainer fee in shares of common stock and (iii) may elect to receive common stock as compensation for certain other services rendered. In addition, Eligible Directors may elect to defer compensation payable in common stock until their service as a director concludes. In this case, Eligible Directors are entitled to receive dividend equivalent credits on their deferred shares. The 1996 DSP replaced the Company's 1989 Directors Stock Option Plan.

    In connection with the termination of certain retirement benefits, the 1996 DSP provided each Eligible Director the option to receive the actuarial present value of these benefits in the form of a common stock grant in lieu of receiving the previously accrued benefit in pension payments upon retirement. All Eligible Directors elected to receive the common stock grant and to defer the grant until their service as a director concludes. The impact of this grant was not material to the Company's results of operations. At December 31, 1997, there were 140,253 shares available for grant under the 1996 DSP.

    Following is a summary of the fixed stock option activity in the 1997 ICP, the 1996 DSP and the Preexisting Plans:

                                    1997                             1996                               1995
                       ------------------------------  ---------------------------------  ---------------------------------
                                        WEIGHTED-                         WEIGHTED-                          WEIGHTED-
                                         AVERAGE                           AVERAGE                            AVERAGE
                         SHARES      EXERCISE PRICE       SHARES       EXERCISE PRICE        SHARES       EXERCISE PRICE
                       -----------  -----------------  ------------  -------------------  ------------  -------------------
Outstanding at
  beginning of
  year...............    9,512,126     $     29.10       10,669,028       $   29.84          7,238,636       $   28.23
Granted..............    1,308,482           46.73        2,773,180           29.33          3,735,552           31.40
Exercised............   (5,317,081)          26.39       (1,514,061)          24.15           (188,876)          14.92
Canceled.............     (108,445)          39.97       (2,416,021)          36.32           (116,284)          21.04
                       -----------  -----------------  ------------  -------------------  ------------  -------------------
Outstanding at end of
  year...............    5,395,082     $     36.56        9,512,126       $   29.10         10,669,028       $   29.84
                       -----------  -----------------  ------------  -------------------  ------------  -------------------
Options exercisable
  at year-end........    3,256,056                        4,759,432                          5,344,464
                       -----------  -----------------  ------------  -------------------  ------------  -------------------
                       -----------  -----------------  ------------  -------------------  ------------  -------------------

    Following is a summary of fixed stock options outstanding as of December 31, 1997:



                                     OPTIONS OUTSTANDING                                              OPTIONS EXERCISABLE
---------------------------------------------------------------------------------------------  -----------------------------------
                      WEIGHTED-AVERAGE
                         REMAINING
    RANGE OF               NUMBER                  YEARS OF              WEIGHTED-AVERAGE          NUMBER       WEIGHTED-AVERAGE
 EXERCISE PRICES        OUTSTANDING            CONTRACTUAL LIFE           EXERCISE PRICE        EXERCISABLE      EXERCISE PRICE
-----------------  ----------------------  -------------------------  -----------------------  --------------  -------------------
 $9.89 to $25.00            154,756                     5.70                 $   18.52              154,756         $   18.52
  25.01 to 35.00          3,222,403                     6.23                     32.38            2,321,407             32.16
  35.01 to 45.00            695,591                     3.75                     40.67              695,591             40.67
  45.01 to 55.00          1,245,792                     8.66                     45.99               84,302             45.49
      Over 55.01             76,540                     9.70                     58.22                   --                --
                   ----------------------  -------------------------  -----------------------  --------------  -------------------
                          5,395,082                     6.54                 $   36.56            3,256,056         $   33.68
                   ----------------------  -------------------------  -----------------------  --------------  -------------------
                   ----------------------  -------------------------  -----------------------  --------------  -------------------


    The number of shares and the weighted-average exercise prices included in the above tables have been restated to reflect the effect of the Footstar Distribution.

    Compensation cost recognized in net earnings under the Company's stock-based compensation plans amounted to $3.5 million in 1997, $3.9 million in 1996 and $3.3 million in 1995. Had compensation cost been recognized based on the fair value of options granted consistent with SFAS No. 123, the Company's net earnings and net earnings per common share for the years ended December 31, would approximate the pro forma amounts shown below:

IN MILLIONS, EXCEPT PER SHARE AMOUNTS                                                     1997       1996       1995
--------------------------------------------------------------------------------------  ---------  ---------  ---------
Net earnings (loss):
  As reported.........................................................................  $    37.7  $   176.6    $(572.8)
  Pro forma...........................................................................       26.6      169.5     (577.9)
                                                                                        ---------  ---------  ---------
Basic net earnings (loss) per common share:
  As reported.........................................................................  $    0.14  $    0.98    $ (3.60)
  Pro forma...........................................................................       0.08       0.94      (3.63)
                                                                                        ---------  ---------  ---------
Diluted net earnings (loss) per common share:
  As reported.........................................................................  $    0.14  $    0.98    $ (3.59)
  Pro forma...........................................................................       0.07       0.94      (3.62)
                                                                                        ---------  ---------  ---------
                                                                                        ---------  ---------  ---------

    The weighted-average grant date fair value of options granted during the years ended December 31, was $14.57 in 1997, $10.94 in 1996 and $8.14 in 1995
per option, respectively.

    Following are the weighted-average assumptions used in the Black-Scholes Option Pricing Model to estimate, at the date of grant, the weighted average fair value of options granted during the years ended December 31:

                                                                                           1997       1996(1)      1995(1)
                                                                                         ---------  -----------  -----------
Dividend yield.........................................................................       0.70%       1.07%        1.07%
Expected volatility....................................................................      22.77%      20.51%       20.51%
Risk-free interest rate................................................................       5.50%       7.00%        7.00%
Expected life..........................................................................        5.5         5.0          4.1
                                                                                        ---------  ---------  ---------
                                                                                        ---------  ---------  ---------

------------------------

(1) In 1996 and 1995, Revco options were valued using a dividend yield of 0.0%, an expected volatility of 36.0% and an expected life of 7.0 years.

    The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. SFAS No. 123 does not apply to awards prior to 1995.

12 RETIREMENT PLANS

    The Company sponsors various retirement programs, including defined benefit plans and defined contribution plans that cover most full-time employees.

DEFINED BENEFIT PLANS

    The Company has a non-contributory defined benefit pension plan (the "Revco Retirement Income Plan"). The plan covers certain full-time employees of Revco who are 201/2 years of age with six months of service and who are not covered by collective bargaining agreements. The Company also has non-qualified supplemental executive retirement plans ("SERPs") in place for certain key employees for which it has purchased cost recovery variable life insurance on the lives of such employees. Amounts payable under the SERPs are in addition to the benefits payable under other retirement plans.

    Benefits paid to retirees are based upon age at retirement, years of credited service and average compensation during the final five years of employment. It is the policy of the Company to fund its plans based on actuarial calculations and the applicable regulations.

    The following table sets forth the funded status of the defined benefit plans administered by the Company and the amounts recognized in the accompanying consolidated balance sheets as of December 31:

IN MILLIONS                                                                                        1997       1996
-----------------------------------------------------------------------------------------------  ---------  ---------
Accumulated benefit obligation:
  Vested benefits..............................................................................  $   216.1  $   194.4
  Nonvested benefits...........................................................................        7.1        8.3
                                                                                                 ---------  ---------
Accumulated benefit obligation.................................................................      223.2      202.7
Impact of future salary increases..............................................................        1.4       26.7
                                                                                                 ---------  ---------
Projected benefit obligation...................................................................      224.6      229.4
Plan assets at fair value......................................................................      201.5      172.8
                                                                                                 ---------  ---------
Projected benefit obligation in excess of plan assets..........................................       23.1       56.6
Unrecognized prior service cost................................................................       (1.6)      (5.4)
Unrecognized net gain (loss)...................................................................       15.2       (5.0)
                                                                                                 ---------  ---------
Accrued pension cost...........................................................................  $    36.7  $    46.2
                                                                                                 ---------  ---------
                                                                                                 ---------  ---------

    Following is a summary of the components of net periodic pension cost for the defined benefit plans:

IN MILLIONS                                                                                   1997       1996       1995
------------------------------------------------------------------------------------------  ---------  ---------  ---------
Service cost..............................................................................  $     6.9  $     9.2  $     9.1
Interest cost on projected benefit obligation.............................................       17.4       16.8       14.8
Return on plan assets.....................................................................      (14.9)     (18.2)     (18.6)
Net amortization and deferral.............................................................        0.4        6.5        6.6
                                                                                            ---------  ---------  ---------
Net periodic pension cost.................................................................  $     9.8  $    14.3  $    11.9
                                                                                            ---------  ---------  ---------
                                                                                            ---------  ---------  ---------

    In connection with the Merger, the Company suspended the Revco Retirement Income Plan, resulting in a curtailment gain of approximately $6.0 million.

    Following is a summary of the assumptions used to measure the actuarial present value of the projected benefit obligation:

                                                                                                        1997       1996
                                                                                                      ---------  ---------
Discount rate.......................................................................................       7.50%      7.75%
Rate of compensation increase.......................................................................       4.50%      4.50%
Expected rate of return on plan assets..............................................................       9.00%      9.00%
                                                                                                      ---------  ---------
                                                                                                      ---------  ---------

    Plan assets consist primarily of mutual funds, common stock and insurance contracts.

    In addition to the above defined benefit plans, and pursuant to various labor agreements, the Company is required to make contributions to certain union-administered pension plans which totaled $1.6 million, $1.2 million and $1.2 million in 1997, 1996 and 1995, respectively. The Company may be liable for its share of the plans' unfunded liabilities if the plans are terminated.

DEFINED CONTRIBUTION PLANS

    The Company sponsors certain defined contribution plans covering substantially all employees who meet the plan's eligibility requirements. The Profit Sharing Plan, contains a profit sharing component that makes tax deferred contributions to each employee based on the Company achieving certain performance goals. The 401(k) Savings Plan allows employees to make voluntary contributions up to the maximum limits allowed by Section 401(k) of the Internal Revenue Code. The Company matches a portion of the employee's contribution under a predetermined formula based on the employee's contribution level and years of service. The Company's contributions to these plans totaled $16.2 million, $25.5 million and $24.4 million in 1997, 1996 and 1995, respectively.

    The company also sponsors an Employee Stock Ownership Plan. See Note 13 for further information.

13 EMPLOYEE STOCK OWNERSHIP PLAN

    The Company sponsors a defined contribution Employee Stock Ownership Plan (the "ESOP") for its full-time employees.

    In 1989, the ESOP Trust borrowed $357.5 million through a 20-year loan that is guaranteed by the Company. The proceeds from the loan were used to purchase
6.7 million shares of Series One ESOP Convertible Preference Stock (the "ESOP Preference Stock") from the Company. Each share of ESOP Preference Stock is convertible into 1.157 shares of common stock. The original liquidation value ($53.45) is guaranteed by the Company.

    The total number of new shares to be allocated each year is calculated by multiplying (i) the ratio of each year's debt service payment to total current and future debt service payments by (ii) the number of unallocated shares of ESOP Preference Stock in the plan. At December 31, 1997, 5.3 million shares of ESOP Preference Stock were outstanding, of which 1.3 million shares were allocated to participants and the remaining 4.0 million shares were held in the ESOP Trust for future allocations. The fair value of the allocated shares was approximately $83 million at December 31, 1997. The Company is required to repurchase at the original liquidation value, for cash or common stock at the Company's option, the ESOP Preference Stock allocated to participants upon distribution to the participant. Dividends are cumulative at the stated rate or the common rate if higher.

    Following is a summary of the ESOP for the years ended December 31:

IN MILLIONS                                                                                  1997       1996       1995
-----------------------------------------------------------------------------------------  ---------  ---------  ---------
Dividends paid...........................................................................  $    20.8  $    21.8  $    24.3
Cash contributions.......................................................................       22.9       19.3       14.2
Tax benefit of annual dividend...........................................................        8.5        8.8        9.8
Interest costs incurred by ESOP Trust....................................................       26.4       27.5       28.4
Compensation expense recognized(1).......................................................        3.5        3.4        6.2
Interest expense recognized(1)...........................................................       10.3       12.0        6.4
                                                                                           ---------  ---------  ---------
                                                                                           ---------  ---------  ---------

------------------------

(1) Amounts include discontinued operations.

    The Company's contribution to the ESOP, plus the dividends paid on the ESOP Preference Stock held by the ESOP Trust, are used to repay the loan principal and interest. The Company has reflected the guaranteed ESOP obligation as long-term debt on the consolidated balance sheets. The ESOP obligation is collateralized by the unallocated shares of ESOP Preference Stock. A corresponding amount of "Guaranteed ESOP obligation" is recorded as a reduction of shareholder's equity. The ESOP Preference Stock is not considered when computing basic earnings per common share, but is considered when computing diluted earnings per common share.

14 POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    The Company provides postretirement health benefits to retirees who meet certain eligibility requirements. Following is a summary of the net postretirement benefit cost as of December 31:

IN MILLIONS                                                                                    1997       1996       1995
-------------------------------------------------------------------------------------------  ---------  ---------  ---------
Service cost...............................................................................  $      --  $     0.4  $     0.4
Interest cost on projected benefit obligation..............................................        1.0        2.5        2.9
Net amortization and deferral..............................................................       (0.3)      (1.1)     (11.4)
                                                                                             ---------  ---------  ---------
Net postretirement benefit cost............................................................  $     0.7  $     1.8  $    (8.1)
                                                                                             ---------  ---------  ---------
                                                                                             ---------  ---------  ---------

    Following is a summary of the accrued postretirement benefit cost at December 31:

IN MILLIONS                                                                                          1997       1996
-------------------------------------------------------------------------------------------------  ---------  ---------
Retirees.........................................................................................  $    14.4  $    15.5
Fully eligible active plan participants..........................................................         --        0.1
Other active plan participants...................................................................        0.1        0.1
                                                                                                   ---------  ---------
Total accumulated postretirement benefit obligation..............................................       14.5       15.7
Unrecognized prior service cost..................................................................        1.1        1.2
Unrecognized net gain............................................................................        1.0        1.0
                                                                                                   ---------  ---------
Accrued postretirement benefit cost..............................................................  $    16.6  $    17.9
                                                                                                   ---------  ---------
                                                                                                   ---------  ---------

    In 1994, the Company amended various Revco health benefit plans to terminate benefits for all non-retirees. The amendment resulted in a negative plan change of $10.1 million which was recorded in 1995.

    Following are the primary assumptions used to determine the costs and accumulated postretirement benefit obligation (the "APBO") for the years ended December 31:

                                                                                               1997       1996       1995
                                                                                             ---------  ---------  ---------
Discount rates.............................................................................       7.25%      7.50%      6.90%
Health care cost trend rates:
  Initial..................................................................................       7.00%      9.25%     10.00%
  Ultimate.................................................................................       5.00%      5.00%      5.00%
Year in which ultimate trend rate is achieved..............................................       2003       2005       2005

    A one percent increase in the health care cost trend rate would increase the APBO by $0.8 million at December 31, 1997 and the annual expense by $0.06 million in 1997.

15 INCOME TAXES

    Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

    The Company's income tax (provision) benefit for continuing operations for the years ended December 31 consisted of the following:

IN MILLIONS                                                                             FEDERAL       STATE        TOTAL
------------------------------------------------------------------------------------  -----------  -----------  -----------
1997:
  Current.........................................................................    $(162.4)     $ (66.4)      $(228.8)
  Deferred........................................................................       83.0         28.1         111.1
                                                                                      --------     --------      --------
                                                                                      $ (79.4)     $ (38.3)      $(117.7)
1996:
  Current.........................................................................    $(179.3)     $ (52.3)      $(231.6)
  Deferred........................................................................      (16.9)        (2.8)        (19.7)
                                                                                      --------     --------      --------
                                                                                      $(196.2)     $ (55.1)      $(251.3)
1995:
  Current.........................................................................    $(130.7)     $ (14.2)      $(144.9)
  Deferred........................................................................       84.6          1.9          86.5
                                                                                      --------     --------      --------
                                                                                      $ (46.1)     $ (12.3)      $ (58.4)

    Following is a reconciliation of the statutory income tax rate to the Company's effective tax rate for the years ended December 31:

                                                                                                1997       1996       1995
                                                                                              ---------  ---------  ---------
Statutory income tax rate...................................................................     35.0%      35.0%      35.0%
State income taxes, net of Federal tax benefit..............................................      6.9        5.7        6.6
Goodwill and other..........................................................................      1.6        1.7        8.7
                                                                                              ---------  ---------  ---------
Effective tax rate before merger related costs..............................................     43.5       42.4       50.3
                                                                                                 32.4       --         --
Merger related costs(1).....................................................................  ---------  ---------  ---------
Effective tax rate..........................................................................     75.9%      42.4%      50.3%

------------------------

(1) Includes state tax effect.

    Income taxes paid (refunded) were $243.8 million, $(49.2) million, and $116.4 million during the years ended December 31, 1997, 1996 and 1995, respectively.

    Following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31:

IN MILLIONS                                                                                        1997       1996
-----------------------------------------------------------------------------------------------  ---------  ---------
Deferred tax assets:
Employee benefits..............................................................................  $   118.3  $    81.6
Other assets...................................................................................      252.5      201.8
                                                                                                 ---------  ---------
Total deferred tax assets......................................................................  $   370.8  $   283.4
                                                                                                 ---------  ---------
Deferred tax liabilities:
  Property and equipment.......................................................................  $   (20.3) $   (48.9)
  Inventories..................................................................................      (20.5)     (79.2)
  Other liabilities............................................................................      (10.6)     (23.1)
                                                                                                 ---------- ----------
Total deferred tax liability...................................................................      (51.4)    (151.2)
                                                                                                 ---------- ----------
Net deferred tax assets........................................................................  $   319.4  $   132.2

    Based on historical pre-tax earnings, the Company believes it is more likely than not that the deferred tax assets will be realized.

    As of December 31, 1997, the Company had federal net operating loss carryforwards ("NOLs") of approximately $33.9 million which are attributable to Revco for periods prior to its emergence from Chapter 11. As previously discussed in Note 2, under Fresh Start Reporting, the benefits realized from these NOLs should reduce Reorganization Goodwill. Accordingly, the tax benefit of such NOLs utilized during the three years ended December 31, 1997 (approximately $69.4 million, $15.3 million and $18.8 million for 1997, 1996 and 1995, respectively), have not been included in the computation of the Company's income tax provision, but instead have been reflected as reductions of Reorganization Goodwill.

    On October 12, 1996, the Company completed the Footstar Distribution which is believed to be tax-free to the Company and its shareholders based on a legal opinion provided by outside counsel. However, since opinions of counsel are not binding on the Internal Revenue Service or the courts, it could ultimately be determined that the Footstar Distribution does not qualify as a tax-free distribution. If such occurred, the Company would be required to recognize a capital gain for tax purposes equal to the difference between the fair market value of the shares of Footstar stock distributed and the Company's basis in such shares. The Company, however, believes the likelihood of the Footstar Distribution not qualifying as a tax-free distribution to be remote.

16 SUBSEQUENT EVENT (UNAUDITED)

    On February 8, 1998, the Company signed a definitive merger agreement to acquire Arbor Drugs, Inc. ("Arbor") in a stock-for-stock merger valued at approximately $1.48 billion.

    Under the terms of the merger agreement, which was unanimously approved by the Boards of Directors of both companies, the Company would acquire Arbor in an exchange of stock that is expected to qualify as a pooling of interests transaction, tax free to Arbor shareholders. The exchange ratio will be calculated by dividing an Arbor common stock price of $23 by an average closing price of the Company's common stock to be determined over a specified period prior to the Arbor shareholder meeting. For each share of Arbor common stock they own, Arbor shareholders will receive not less than 0.3182 shares of the Company's common stock and not more than 0.3660 shares of the Company's common stock.

    The transaction is subject to approval by the shareholders of Arbor, expiration of the applicable Hart-Scott-Rodino waiting period and other customary closing conditions. Subject to satisfying applicable closing conditions, it is expected that the transaction will be completed by March 31, 1998.

17 SUPPLEMENTAL INFORMATION

    Following are the components of amounts included in the consolidated balance sheets as of December 31:

IN MILLIONS                                                                                    1997       1996
-------------------------------------------------------------------------------------------  ---------  ---------
OTHER CURRENT ASSETS:
  Deferred income taxes....................................................................  $   302.2  $   154.7
  Other....................................................................................       52.4       42.1
                                                                                             ---------  ---------
                                                                                             $   354.6  $   196.8
                                                                                             ---------  ---------
PROPERTY AND EQUIPMENT:
  Land.....................................................................................  $    50.8  $    72.2
  Buildings and improvements...............................................................      206.2      226.9
  Fixtures and equipment...................................................................      860.5      787.5
  Leasehold improvements...................................................................      395.1      381.7
  Capital leases...........................................................................        3.3        3.3
                                                                                             ---------  ---------
                                                                                               1,515.9    1,471.6
  Accumulated depreciation and amortization..................................................   (557.7)    (506.1)
                                                                                             ---------  ---------
                                                                                             $   958.2  $   965.5
                                                                                             ---------  ---------
                                                                                             ---------  ---------
ACCRUED EXPENSES:
  CVS/Revco Restructuring reserves.........................................................  $   216.1  $   --
  CVS Strategic Restructuring Program reserves.............................................      102.8      245.9
  Taxes other than Federal income taxes....................................................      124.7      109.9
  Salaries and wages.......................................................................       96.1      131.8
  Rent.....................................................................................       76.3      124.9
  Other....................................................................................      549.7      394.6
                                                                                             ---------  ---------
                                                                                             $ 1,165.7  $ 1,007.1
                                                                                             ---------  ---------
                                                                                             ---------  ---------

    Following is a summary of the Company's non-cash financing activities for the years ended December 31:

IN MILLIONS                                                                              1997       1996       1995
-------------------------------------------------------------------------------------  ---------  ---------  ---------
Fair value of assets acquired........................................................  $  --      $   423.2  $     4.8
Cash paid ...........................................................................     --          373.9        4.8
                                                                                       ---------  ---------  ---------
Liabilities assumed  ................................................................  $  --           49.3  $    --
                                                                                       ---------  ---------  ---------
Stock or notes received for divisions sold...........................................  $    52.0  $   172.4  $   175.0

18 RECONCILIATION OF EARNINGS PER COMMON SHARE

Following is a reconciliation of basic and diluted earnings per common share from continuing operations before extraordinary item for the years ended December 31:

-------------------------------------------------------------------------  -----------  -----------  -----------------
                                                                                                        PER COMMON
IN MILLIONS, EXCEPT PER SHARE AMOUNTS                                       EARNINGS      SHARES           SHARE
-------------------------------------------------------------------------  -----------  -----------  -----------------
1997:
Basic EPS:
  Earnings from continuing operations before extraordinary item.........        $37.3         --                --
  Preference dividends, net of tax benefit..............................        (13.7)        --                --
------------------------------------------------------------------------  -----------  -----------  -----------------
  Earnings from continuing operations available to common shareholders..    $    23.6        169.8       $    0.14
  Effect of dilutive securities:(1)
    Dilutive stock options..............................................           --          3.2              --
                                                                           -----------       -----           -----
DILUTED EPS:
  Earnings from continuing operations available to common shareholders.....   $    23.6        173.0       $    0.14
--------------------------------------------------------------------------  -----------  -----------  -----------------

1996:
Basic EPS:
  Earnings from continuing operations before extraordinary item............  $    340.8           --              --
  Preference dividends, net of tax benefit.................................       (14.5)         --               --
---------------------------------------------------------------------------  -----------  -----------  -----------------
  Earnings from continuing operations available to common shareholders.....   $   326.3        165.3       $    1.97
  Effect of dilutive securities:(1)
    Preference dividends, net of tax benefit...............................        14.5          5.9              --
    Dilutive earnings adjustments..........................................        (7.5)         --               --
    Dilutive stock options ................................................         --           2.0              --
---------------------------------------------------------------------------  -----------  -----------  -----------------
DILUTED EPS:
  Earnings from continuing operations available to common shareholders.....   $   333.3        173.2       $    1.92
---------------------------------------------------------------------------  -----------  -----------  -----------------
1995:
Basic EPS:
  Earnings from continuing operations before extraordinary item............   $    57.8          --               --
  Preference dividends, net of tax benefit.................................       (17.0)         --               --
---------------------------------------------------------------------------  -----------  -----------  -----------------
  Earnings from continuing operations available to common shareholders.....   $    40.8        163.7       $    0.25
  Effect of dilutive securities:(1)
    Dilutive stock options.................................................         --           0.6            --
---------------------------------------------------------------------------  -----------  -----------  -----------------
DILUTED EPS:
  Earnings from continuing operations available to common shareholders.....   $    40.8        164.3       $    0.25
---------------------------------------------------------------------------  -----------  -----------  -----------------


------------------------
(1) See Note 2 for further information about earnings per common share.

19 QUARTERLY FINANCIAL INFORMATION



UNAUDITED; IN MILLIONS, EXCEPT PER SHARE AMOUNTS      1ST QUARTER    2ND QUARTER      3RD QUARTER      4TH QUARTER
------------------------------------------------     -------------  ---------------  ---------------  ---------------
Net sales:
1997..........................................    $  3,160.8      $   3,160.6      $   3,080.3      $   3,336.5
1996..........................................       2,558.2          2,674.7          2,638.1          3,073.8

Gross margin:
1997..........................................    $    900.1      $     806.4      $     839.5      $     893.7
1996..........................................         736.0            755.0            727.0            834.1
Earnings (loss) from continuing operations
  before extraordinary item:
1997..........................................    $     82.6          $(230.8)     $      74.7      $     110.8
1996..........................................          72.3            114.2             60.8             93.5
Net earnings (loss):
1997..........................................    $     82.7          $(230.5)     $      74.7      $     110.8
1996..........................................          46.0            (39.3)            79.6             90.3
Earnings (loss) per common share from
  continuing operations before extraordinary
  item:
1997:
  Basic.........................................  $     0.48           $(1.39)     $      0.41      $      0.62
  Diluted.......................................        0.47            (1.39)            0.41             0.61
1996:
  Basic.........................................        0.42             0.67             0.35             0.54
  Diluted.......................................        0.40             0.66             0.34             0.53
Net earnings (loss) per common share:
1997:
  Basic.........................................  $     0.48           $(1.39)     $      0.41      $      0.62
  Diluted.......................................        0.47            (1.39)            0.41             0.61
1996:
  Basic.........................................        0.26            (0.26)            0.46             0.52
  Diluted.......................................        0.25            (0.26)            0.45             0.51


20 MARKET INFORMATION

The Company's common stock is listed on the New York Stock Exchange. Its trading symbol is CVS. Information with respect to quarterly trading ranges (based on low/high sales prices), dividends per share and the number of record shareholders is as follows:

UNAUDITED                             1ST QUARTER        2ND QUARTER      3RD QUARTER      4TH QUARTER      YEAR
-----------------------------------  --------------    ---------------  ---------------  ---------------  ---------
Market price per share:(1)
1997...............................   $       39-$48    $44 1/4-$53 3/4    $  50 7/8-$60    $  54 5/8-$70   $   39-$70
1996...............................    27 1/4-36 3/8      35 1/4-44 1/2        36 5/8-46    36 3/8-44 3/4    27 1/4-46
Dividends paid per share:
1997...............................   $       0.11      $        0.11    $        0.11    $        0.11   $     0.44
1996...............................           0.11               0.11             0.11             0.11         0.44
Number of common shareholders:
1997...............................                                                                           10,200
1996(2)............................                                                                            5,700


------------------------

(1) On October 12, 1996, the Company completed the Footstar Distribution. The stock prices shown in the above table are actual trading prices and do not reflect any adjustment for the when-issued price of Footstar prior to its October 16, 1996 commencement of trading on the New York Stock Exchange.

(2) The number of common shareholders has not been adjusted for the effect of the CVS/Revco Merger.

FIVE-YEAR FINANCIAL SUMMARY

--------------------------------------------------------------------------------------------------------------
IN MILLIONS, EXCEPT PER SHARE AMOUNTS                     1997        1996       1995       1994       1993
-----------------------------------------------------  ----------  ----------  ---------  ---------  ---------
RESULTS OF OPERATIONS:(3)
Net sales............................................  $ 12,738.2  $ 10,944.8  $ 9,763.4  $ 8,762.0  $ 6,452.2
Operating profit.....................................       199.8       540.8      230.7      376.3      284.9
Comparable operating profit(1).......................       717.5       553.6      445.7      376.3      284.9
Earnings from continuing operations before
  extraordinary item.................................        37.3       340.8       57.8      161.3      134.9
Comparable earnings from continuing operations before
  extraordinary item(2)..............................       380.1       275.2      184.7      161.3      134.9
Net earnings (loss)..................................        37.7       176.6     (572.8)     375.7      374.8
Net earnings (loss) available to common
  shareholders.......................................        24.0       162.1     (589.8)     358.7      358.0
Dividends declared...................................        82.2        68.6      184.3      185.4      184.9
--------------------------------------------------------------------------------------------------------------
PER COMMON SHARE:
Earnings from continuing operations before
  extraordinary item:
Basic................................................  $     0.14  $     1.97  $    0.25  $    0.89  $    0.79
Diluted..............................................        0.14        1.92       0.25       0.88       0.78
Comparable earnings from continuing operations before
  extraordinary item:(2)
Basic................................................        2.16        1.58       1.02       0.89       0.79
Diluted..............................................        2.12        1.55       1.02       0.88       0.78
Net earnings (loss):
Basic................................................        0.14        0.98      (3.60)      2.21       2.39
Diluted..............................................        0.14        0.98      (3.59)      2.20       2.38
Dividends............................................        0.44        0.44       1.52       1.52       1.52
--------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION:
Total assets.........................................  $  5,636.9  $  5,693.7  $ 6,335.6  $ 6,885.3  $ 5,318.8
Current liabilities..................................     2,855.0     2,122.8    2,561.1    2,332.2    1,633.3
Total long-term obligations and redeemable preferred
  stock..............................................       274.1     1,254.6    1,092.6      991.4      565.9
--------------------------------------------------------------------------------------------------------------
PERCENTAGE OF NET SALES:
Operating profit.....................................         1.6%        4.9%       2.4%       4.3%       4.4%
Comparable operating profit(1).......................         5.6         5.1        4.6        4.3        4.4
Earnings from continuing operations before
  extraordinary item.................................         0.3         3.1        0.6        1.8        2.1
Comparable earnings from continuing operations before
  extraordinary item(2)..............................         3.0         2.5        1.9        1.8        2.1
Net earnings (loss)..................................         0.3         1.6       (5.9)       4.3        5.8
--------------------------------------------------------------------------------------------------------------


------------------------

(1) Comparable operating profit excludes the pre-tax effect of the following non-recurring charges: (i) in 1997, $411.7 million ($273.7 million after-tax) related to the CVS/Revco Merger, $75.0 million ($49.9 million after-tax) related to the markdown of non-compatible Revco merchandise and $31.0 million ($19.1 million after-tax) related to the restructuring of Big B, Inc., (ii) in 1996, $12.8 million ($6.5 million after-tax) related to the failed merger of Rite Aid Corporation and Revco and (iii) in 1995, $165.5 million ($97.7 million after-tax) related to the CVS Strategic Restructuring Program and the early adoption of SFAS No. 121 and $49.5 million ($29.1 million after-tax) related to the Company changing its policy from capitalizing internally developed software cost to expensing the costs as incurred, outsourcing certain technology functions and retaining certain employees until their respective job functions were transitioned.

(2) Comparable earnings from continuing operations before extraordinary item and comparable earnings per common share from continuing operations before extraordinary item excludes the after-tax effect of the charges discussed in Note (1) above and the $121.4 million ($72.1 million after-tax) gain on sale of securities in 1996.

(3) Prior to the CVS/Revco Merger, Revco's fiscal year ended on the Saturday closest to May 31. In recording the business combination, Revco's consolidated financial statements have been restated to a December 31 year-end, to conform with CVS' fiscal year-end. As permitted by the rules and regulations of the Securities and Exchange Commission, Revco's fiscal years ended June 3, 1995 and May 28, 1994 have been combined with CVS' fiscal years ended December 31, 1994 and 1993.

                                       31