Form 10-K, Exhibit 13
period 1998-12-31
CVS CORP
filed 1999-03-31
CIK 64803

Management's Discussion and Analysis of Financial Condition and Results of Operations

We strongly recommend that you read our audited consolidated financial statements and footnotes found on pages 22 through 38 of this Annual Report along with this important discussion and analysis.

--------------------------------------------------------------------------------
                                   Bar Graph:
                                            1998    1997    1996
            Net Sales (In billions)       ($15.3,  $13.7,  $11.8)
            Operating Profit Percentage*  (6.2%,     5.7%,   5.1%)
            Diluted Earning Per Share**   ($1.26,  $1.05,  $0.78)
--------------------------------------------------------------------------------

 * Percent of net sales before non-recurring charges and gain.
** Earnings from continuing operations before non-recurring charges and gains.


Introduction

1998 was an excellent year for CVS. We are pleased to report that despite the significant challenges our company faced in integrating the operations of Arbor Drugs, Inc. and Revco D.S., Inc., we achieved another record year in terms of net sales, operating profit and diluted earnings per share, excluding the effect of the non-recurring charges and gain.

Our strong performance in 1998 translated into a 72.7% return to our shareholders. This compares to a total return of 18.1% for the Dow Jones Industrial Average and 28.6% for the S&P 500. While we are extremely proud of this accomplishment, we cannot guarantee that our future performance will result in similar returns to shareholders. Our total market capitalization grew to more than $21 billion at December 31, 1998.

As a result of the significant increase in our stock price, on May 13, 1998, the Board of Directors approved a two-for-one common stock split, effective June 15, 1998. At that time, the Board also approved an increase in our annual post-split cash dividend to $0.23 per share, underscoring their continued optimism in our prospects for future growth.

Mergers

As you review our consolidated financial statements and footnotes, you should carefully consider the impact of the following merger transactions and the non-recurring charges that we recorded:

CVS/Arbor Merger

On March 31, 1998, we completed a merger with Arbor pursuant to which 37.8 million shares of CVS common stock were exchanged for all of the outstanding common stock of Arbor. We also converted Arbor's stock options into options to purchase 5.3 million shares of our common stock. The merger of CVS and Arbor was a tax-free reorganization, which we treated as a pooling of interests under Accounting Principles Board Opinion No. 16, "Business Combinations." Accordingly, we have restated our historical consolidated financial statements and footnotes to include Arbor as if it had always been owned by CVS.

The merger with Arbor made us the market share leader in metropolitan Detroit, the nation's fourth largest retail drugstore market, and strengthened our position as the nation's top drugstore retailer in terms of store count and retail prescriptions dispensed. We believe that we can achieve cost savings from the combined operations of approximately $30 million annually. This will come primarily from closing Arbor's corporate headquarters, achieving economies of scale in advertising, distribution and other operational areas, and spreading our investment in information technology over a larger store base. Please read the "Cautionary Statement Concerning Forward-Looking Statements" section below.

CVS/Revco Merger

On May 29, 1997, we completed a merger with Revco pursuant to which 120.6 million shares of CVS common stock were exchanged for all of the outstanding common stock of Revco. We also converted Revco's stock options into options to purchase 6.6 million shares of our common stock. The merger of CVS and Revco was also a tax-free reorganization that we treated as a pooling of interests. Accordingly, we have restated our historical consolidated financial statements and footnotes to include Revco as if it had always been owned by CVS.

The merger with Revco was a milestone event for our company in that it more than doubled our revenues and made us the nation's number one drugstore retailer in terms of store count. The merger brought us into high-growth, contiguous markets in the Mid-Atlantic, Southeast and Midwest regions of the United States.

Merger Charges

During the second quarter of 1998, we recorded a $158.3 million charge to operating expenses for direct and other merger-related costs pertaining to the CVS/Arbor merger transaction and related restructuring activities. At that time, we also recorded a $10.0 million charge to cost of goods sold to reflect markdowns on non-compatible Arbor merchandise.

During the second quarter of 1997, we recorded a $411.7 million charge to operating expenses for direct and other merger-related costs pertaining to the CVS/Revco merger transaction and related restructuring activities. At that time, we also recorded a $75.0 million charge to cost of goods sold to reflect markdowns on non-compatible Revco merchandise.

Integration Update

We are pleased to report that the integration of Arbor is well underway. We have already converted Arbor to CVS' accounting and store systems and closed the Troy, Michigan corporate headquarters facility. With respect to merger synergies, we achieved approximately $20 million of cost savings in 1998 and we believe we are on track to realize at least $30 million of cost savings in 1999 from the Arbor merger. Please read the "Cautionary Statement Concerning Forward Looking Statements" section below. We are further pleased to report that the integration of Revco is now complete and we have accomplished our goal of achieving at least $100 million of annual cost savings from the Revco merger.

Where You Can Find More Information About the Mergers

Please read the "Results of Operations" and "Cautionary Statement Concerning Forward-Looking Statements" sections below and Notes 2 and 3 to the consolidated financial statements for other important information about the mergers and the non-recurring charges that we recorded.

Results of Operations

Net sales increased 11.1% in 1998 to $15.3 billion. This compares to increases of 16.2% in 1997 and 12.5% in 1996. Same store sales, consisting of sales from stores that have been open for more than one year, rose 10.8% in 1998, 9.7% in 1997 and 8.9% in 1996. Pharmacy same store sales increased 16.5% in 1998, 16.5% in 1997 and 13.5% in 1996. Our pharmacy sales as a percentage of total sales were 58% in 1998, 55% in 1997 and 52% in 1996. Our third party prescription sales as a percentage of total pharmacy sales were 84% in 1998, 81% in 1997 and 80% in 1996.

As you review our sales performance, we believe you should consider the following important information:

o Our pharmacy sales growth continued to benefit from our ability to attract and retain managed care customers, our ongoing program of purchasing prescription files from independent pharmacies and favorable industry trends. These trends include an aging American population; many "baby boomers" are now in their fifties and are consuming a greater number of prescription drugs. The increased use of pharmaceuticals as the first line of defense for healthcare and the introduction of a number of successful new prescription drugs also contributed to the growing demand for pharmacy services.

o Our front store sales growth was driven by solid performance in categories such as cosmetics, private label, seasonal, vitamins/nutrition, greeting cards, skin care, film and photofinishing, and convenience foods.

o The increase in net sales in 1998 was positively affected by our efforts to improve the performance of the Revco stores. To do this, we converted the retained Revco stores to the CVS store format and relocated certain stores. We are pleased to report that we are seeing improvements, especially in front store sales. However, the improved performance has been aided by temporary promotional events and the rate of progress has varied and, we expect it to continue to vary, on a market-by-market basis.

o The increase in net sales in 1997 was positively affected by our acquisition of Big B, Inc., effective November 16, 1996. Excluding the positive impact of the Big B acquisition, net sales increased 11.3% in 1997 when compared to 1996. Please read Notes 2 and 3 to the consolidated financial statements for other important information about the Big B acquisition.

o We have an active program in place to relocate our existing shopping center stores to larger, more convenient, freestanding locations. Historically, we have achieved significant improvements in customer count and net sales when we do this. The resulting increase in net sales has typically been driven by an increase in front store sales, which normally have a higher gross margin. We believe that our relocation program offers a significant opportunity for future growth, as 23% of our existing stores are freestanding. We currently expect to have 35% of our stores in freestanding locations by the end of 1999. Our long-term goal is to have 70-80% of our stores located in freestanding sites. We cannot, however, guarantee that future store relocations will deliver the same results as those historically achieved. Please read the "Cautionary Statement Concerning Forward-Looking Statements" section below.

Gross margin as a percentage of net sales was 27.0% in 1998. This compares to 27.0% in 1997 and 27.9% in 1996. As you review our gross margin performance, please remember to consider the impact of the $10.0 million charge we recorded in 1998 to reflect markdowns on non-compatible Arbor merchandise and the $75.0 million charge we recorded in 1997 to reflect markdowns on non-compatible Revco merchandise. If you exclude the effect of these non-recurring charges, our comparable gross margin as a percentage of net sales was 27.1% in 1998, 27.6% in 1997 and 27.9% in 1996.

Why has our comparable gross margin rate been declining?

o Pharmacy sales are growing at a faster pace than front store sales. On average, our gross margin on pharmacy sales is lower than our gross margin on front store sales.

o Sales to customers covered by third party insurance programs have continued to increase and, thus, have become a larger part of our total pharmacy business. Our gross margin on third party sales has continued to decline largely due to the efforts of managed care organizations and other pharmacy benefit managers to reduce prescription drug costs. To address this trend, we have dropped a number of third party programs that fell below our minimum profitability standards. In the event this trend continues and we elect to drop additional programs and/or decide not to participate in future programs that fall below our minimum profitability standards, we may not be able to sustain our current rate of sales growth.

Total operating expenses were 22.0% of net sales in 1998. This compares to 25.1% in 1997 and 22.9% in 1996. As you review our performance in this area, please remember to consider the impact of the following non-recurring charges:

o During 1998, we recorded the $158.3 million charge associated with the Arbor merger.

o During 1997, we recorded the $411.7 million charge associated with the Revco merger. We also recorded a $31.0 million charge for certain costs associated with the restructuring of Big B. Please read Note 3 to the consolidated financial statements for other important information about this charge.

o During 1996, we recorded a $12.8 million charge when Rite Aid Corporation announced that it had withdrawn its tender offer to acquire Revco. This event took place before we merged with Revco.

If you exclude the effect of these non-recurring charges, comparable total operating expenses as a percentage of net sales were 20.9% in 1998, 21.9% in 1997 and 22.8% in 1996.

What have we done to improve our comparable total operating expenses as a percentage of net sales?

o We eliminated most of Arbor's existing corporate overhead in 1998 and most of Revco's in 1997.

o Our strong sales performance has consistently allowed our net sales to grow at a faster pace than total operating expenses.

o Our information technology initiatives have led to greater productivity, which has resulted in lower operating costs and improved sales. Our major IT initiatives include: Supply Chain Management, Rx2000 Pharmacy Delivery Project, and Rapid Refill.

As a result of combining the operations of CVS, Arbor and Revco, we were able to achieve substantial annual operating cost savings in 1998 and 1997. Although we are extremely proud of this accomplishment, we strongly advise you not to rely on the resulting operating expense improvement trend to predict our future performance.

Operating profit increased $510.8 million to $772.2 million in 1998. This compares to $261.4 million in 1997 and $591.9 million in 1996. If you exclude the effect of the non-recurring charges we recorded in gross margin and in total operating expenses, our comparable operating profit increased $161.4 million (or 20.7%) to $940.5 million in 1998. This compares to $779.1 million in 1997 and $604.7 million in 1996. Comparable operating profit as a percentage of net sales was 6.2% in 1998, 5.7% in 1997 and 5.1% in 1996.

Other expense (income), net consisted of the following for the years ended December 31:

-----------------------------------------------------------
In millions                        1998    1997     1996
-----------------------------------------------------------
Gain on sale of securities        $   --  $   --  $(121.4)
Dividend income                       --      --     (5.6)
Interest expense                    69.7    59.1     84.7
Interest income                     (8.8)  (15.0)    (9.2)
-----------------------------------------------------------
   Other expense (income), net    $ 60.9  $ 44.1  $ (51.5)
-----------------------------------------------------------

During 1998, our other expense (income), net increased $16.8 million due to higher interest expense and lower interest income. Our interest expense increased because we maintained higher average borrowing levels during 1998 to finance, in part, additional inventory. You should be aware that we purchased the additional inventory to support several initiatives. First we converted the Revco stores to the CVS merchandise mix. We also held promotional name change events in most Revco markets and realigned our stores and distribution centers. In order to properly support these important initiatives, we decided to temporarily increase our inventory levels during

1998. We believe that our inventory levels were back to "normal" at December 31, 1998.

During 1997, our other expense (income), net increased $95.6 million to a net other expense of $44.1 million from a net other income of $51.5 million in 1996. As you review this change, you should consider the impact of the following information:

o During 1997, we recognized interest income on a note receivable that we received when we sold Kay-Bee Toys in 1996. This note was sold in 1997. We also had lower interest expense in 1997 because we retired most of the higher interest rate debt we absorbed as part of the CVS/Revco Merger.

o During 1996, we recognized a $121.4 million gain when we sold certain equity securities that we received when we sold Marshalls in 1995.

Income tax provision - Our effective income tax rate was 44.3% in 1998. This compares to 64.8% in 1997 and 42.1% in 1996. Our effective income tax rates were higher in 1998 and 1997 because certain components of the charges we recorded in conjunction with the CVS/Arbor and CVS/Revco merger transactions were not deductible for income tax purposes.

Earnings from continuing operations before extraordinary item increased $319.9 million to $396.4 million (or $0.98 per diluted share) in 1998. This compares to $76.5 million (or $0.16 per diluted share) in 1997 and $372.4 million (or $0.95 per diluted share) in 1996. If you exclude the effect of the non-recurring charges we recorded in cost of goods sold and total operating expenses and the gain on sale of securities included in other expense (income), net, our comparable earnings from continuing operations before extraordinary item increased 21.7% to $510.1 million (or $1.26 per diluted share) in 1998. This compares to $419.2 million (or $1.05 per diluted share) in 1997 and $306.8 million (or $0.78 per diluted share) in 1996.

Discontinued Operations - In November 1997, we completed the final phase of a comprehensive strategic restructuring program, under which we sold Marshalls, Kay-Bee Toys, Wilsons, This End Up and Bob's Stores. As part of this program, we also completed the spin-off of Footstar, Inc., which included Meldisco, Footaction and Thom McAn, completed the initial and secondary public offerings of Linens `n Things and eliminated certain corporate overhead costs. As part of completing this program, we recorded an after-tax charge of $20.7 million during the second quarter of 1997 and $148.1 million during the second quarter of 1996 to finalize our original liability estimates. Please read Note 4 to the consolidated financial statements for other important information about this program.

Extraordinary item - During the second quarter of 1997, we retired $865.7 million of the debt we absorbed when we acquired Revco. As a result, we recorded a charge for an extraordinary item, net of income taxes, of $17.1 million. The extraordinary item included the early retirement premiums we paid and the balance of our deferred financing costs.

Net earnings were $396.4 million (or $0.98 per diluted share) in 1998. This compares to $76.9 million (or $0.16 per diluted share) in 1997 and $208.2 million (or $0.52 per diluted share) in 1996.

Liquidity & Capital Resources

Liquidity ~ The Company has three primary sources of liquidity: cash provided by operations, commercial paper and uncommitted lines of credit. Our commercial paper program is supported by a $670 million, five-year unsecured revolving credit facility that expires on May 30, 2002 and a $460 million, 364 day unsecured revolving credit facility that expires on June 26, 1999. Our credit facilities contain customary financial and operating covenants. We believe that the restrictions contained in these covenants do not materially affect our financial or operating flexibility. We can also obtain up to $35 million of short-term financing through various uncommitted lines of credit. As of December 31, 1998, we had $736.6 million of commercial paper outstanding at a weighted average interest rate of 5.8% and $34.5 million outstanding under our uncommitted lines of credit at a weighted average interest rate of 4.8%.

Capital Resources ~ With a total debt to capitalization ratio of 25.4% at December 31, 1998, we are pleased to report that our financial condition remained strong at year-end. Although there can be no assurance and assuming market interest rates remain favorable, we currently believe that we will continue to have access to capital at attractive interest rates in 1999. We further believe that our cash on hand and cash provided by operations, together with our ability to obtain additional short-term and long-term financing, will be sufficient to cover our future working capital needs, capital expenditures and debt service requirements. Please read the "Cautionary Statement Concerning Forward-Looking Statements" section below.

Capital Expenditures

Our capital expenditures totaled $502.3 million in 1998. This compares to $341.6 million in 1997 and $328.9 million in 1996. During 1998, we opened 184 new stores, relocated 198 existing stores and closed 156 stores. During 1999, we expect that our capital expenditures will total approximately $450-$500 million. This currently includes a plan to open 140 new stores, relocate 300 existing stores and close 130 stores. As of December 31, 1998, we operated 4,122 stores in 24 states and the District of Columbia. This compares to 4,094 stores as of December 31, 1997.

Goodwill

In connection with various acquisitions which were accounted for as purchase transactions, we recorded goodwill, which represented the excess of the purchase price we paid over the fair value of the net assets we acquired. The goodwill we recorded in these transactions is being amortized on a straight-line basis, generally over periods of 40 years.

We evaluate goodwill for impairment whenever events or changes in circumstances suggest that the carrying amount may not be recoverable. Under these conditions, we would compare our estimated future cash flows to our carrying amounts. If our carrying amounts exceeded our expected future cash flows, we would consider the goodwill to be impaired and we would record an impairment loss. We do not currently believe that any of our goodwill is impaired.

Recent Accounting Pronouncements

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," effective for fiscal years beginning after December 15, 1998. This statement defines which costs incurred to develop or purchase internal-use software should be capitalized and which costs should be expensed. We are in the process of determining what impact, if any, this pronouncement will have on our consolidated financial statements.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires companies to record derivative instruments on their balance sheet at fair value and establishes new accounting practices for hedge instruments. This statement is effective for years beginning after June 15, 1999. We are in the process of determining what impact, if any, this pronouncement will have on our consolidated financial statements.

Discriminatory Pricing Litigation Against Drug Manufacturers and Wholesalers

The Company is a party to two lawsuits which have been filed against various pharmaceutical manufacturers and wholesalers:

o The first lawsuit is a class action that alleges that manufacturers and wholesalers conspired to fix and/or stabilize the price of the prescription drugs sold to retail pharmacies in violation of the Sherman Antitrust Act. In this lawsuit, CVS is a member of the plaintiff class.

o The second lawsuit was filed by individual chain pharmacies, including Revco, as plaintiffs. This lawsuit alleges unlawful price discrimination against retail pharmacies by manufacturers and wholesalers in violation of the Robinson-Patman Act, and asserts a conspiracy in violation of the Sherman Act. CVS became a party to this lawsuit when it acquired Revco.

With respect to the first lawsuit, fifteen defendants have agreed to settlements totaling $720 million. The class plaintiffs were not able to reach settlements with the four remaining defendants. As a result, a trial of the claims was commenced in September 1998. The trial resulted in a directed verdict in favor of the remaining defendents. The court has yet to approve a formula for distributing the settlement proceeds to class members. While we believe that our portion of the distribution could be significant, we can not predict an exact dollar amount at this time.

With respect to the second lawsuit, a few settlements have been reached to date and the case is expected to go to trial in the latter part of 1999. Our portion of any settlement or judgment in this lawsuit could also be significant, but we can not predict an exact dollar amount at this time.

Year 2000 Compliance Statement

The "Year 2000 Issue" relates to the inability of certain computer hardware and software to properly recognize and process date-sensitive information for the Year 2000 and beyond. Without corrective measures, our computer applications could fail and/or produce erroneous results. To address this concern, we have a work plan in place to identify the potential issues that could affect our business. The following discussion will provide you with an update on where we stand on this important matter.

Information Technology ("IT") Systems - We have completed the assessment phase for each of our critical information technology systems. Our IT business systems include point-of-sale, Rx2000 pharmacy, supply chain management, financial accounting and other corporate office systems. To date, we have modified or replaced approximately 85% of our critical IT business systems. We currently expect to modify or replace the remaining critical business systems by the end of the second quarter of 1999 and complete our systems testing by the end of the third quarter of 1999.

Non-IT Systems - We are currently in the process of completing the assessment phase for each of our critical non-IT business systems, including those with embedded chip technology. Our non-IT business systems include distribution center logistics, HVAC, energy management, facility alarms and key entry systems. To date, we have modified or replaced approximately 30% of our critical non-IT business systems. We currently expect to modify or replace the remaining critical non-IT business systems and complete our systems testing by the end of the third quarter of 1999.

Business Partners - As part of our project work plan, we have been communicating with our key business partners, including our vendors, suppliers, financial institutions, managed care organizations, pharmacy benefit managers, third party insurance programs and governmental agencies to determine the status of their Year 2000 compliance programs. Although there can be no assurance that we will not be adversely affected by the Year 2000 issues of our business partners, we believe that ongoing communication will continue to minimize our risk.

Potential Risks - The potential risks associated with failing to remediate our Year 2000 issues include: temporary disruptions in store operations; temporary disruptions in the ordering, receiving and shipping of merchandise and in the ordering and receiving of other goods and services; temporary disruptions in the billing and collecting of accounts receivable; temporary disruptions in services provided by banks and other financial institutions; temporary disruptions in communication services; and temporary disruptions in utility services.

Incremental Cost -We currently estimate that the incremental cost associated with completing our Year 2000 work plan will be approximately $10 million, about half of which had been incurred through December 31, 1998. This estimate could change as additional information becomes available. The cost to resolve our Year 2000 issues will be funded through our operating cash flows.

Contingency Plan - We are currently in the process of developing a contingency plan for each area in our organization that could be affected by the Year 2000 issue. Although we currently anticipate minimal business disruption, the failure of either the Company or one or more of our major business partners to remediate critical Year 2000 issues could have a materially adverse impact on our business, operations and financial condition. Please read the "Cautionary Statement Concerning Forward Looking Statements" section below.

Cautionary Statement Concerning Forward-Looking Statements

We have made forward-looking statements in this Annual Report that are subject to risks and uncertainties. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. We strongly recommend that you become familiar with the specific risks and uncertainties that we have outlined for you under the caption "Cautionary Statement Concerning Forward-Looking Statements" in our Annual Report on Form 10-K for the year ended December 31, 1998.

Management's Responsibility for Financial Reporting

The integrity and objectivity of the financial statements and related financial information in this Annual Report are the responsibility of the management of the Company. The financial statements have been prepared in conformity with generally accepted accounting principles and include, when necessary, the best estimates and judgments of management.

The Company maintains a system of internal controls designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded, transactions are executed in accordance with management's authorization, and the accounting records provide a reliable basis for the preparation of the financial statements. The system of internal accounting controls is continually reviewed by management and improved and modified as necessary in response to changing business conditions and the recommendations of the Company's internal auditors and independent auditors.

KPMG LLP, independent auditors, are engaged to render an opinion regarding the fair presentation of the consolidated financial statements of the Company. Their accompanying report is based upon an audit conducted in accordance with generally accepted auditing standards and included a review of the system of internal controls to the extent they considered necessary to support their opinion.

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


/s/ Thomas M. Ryan
------------------

Thomas M. Ryan
President and Chief Executive Officer


/s/ Charles C. Conaway
----------------------

Charles C. Conaway
Executive Vice President and Chief Financial Officer

January 27, 1999

Independent Auditors' Report

[LOGO: KPMG LOGO]

Board of Directors and Shareholders
CVS Corporation:

We have audited the accompanying consolidated balance sheets of CVS Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CVS Corporation and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three year period ended December 31, 1998, in conformity with generally accepted accounting principles.



/s/ KPMG LLP
------------

KPMG LLP
Providence, Rhode Island

January 27, 1999

Consolidated Statements of Operations

====================================================================================================================
                                                                                        Years Ended December 31,
In millions, except per share amounts                                                  1998       1997      1996
--------------------------------------------------------------------------------------------------------------------
Net sales                                                                           $15,273.6  $13,749.6  $11,831.6
Cost of goods sold, buying and warehousing costs                                     11,144.4   10,031.3    8,530.7
--------------------------------------------------------------------------------------------------------------------
    Gross margin                                                                      4,129.2    3,718.3    3,300.9

Selling, general and administrative expenses                                          2,949.0    2,776.0    2,490.8
Depreciation and amortization                                                           249.7      238.2      205.4
Merger, restructuring and other non-recurring charges                                   158.3      442.7       12.8
--------------------------------------------------------------------------------------------------------------------
    Total operating expenses                                                          3,357.0    3,456.9    2,709.0
--------------------------------------------------------------------------------------------------------------------
Operating profit                                                                        772.2      261.4      591.9

Gain on sale of securities                                                                 --         --     (121.4)
Dividend income                                                                            --         --       (5.6)
Interest expense, net                                                                    60.9       44.1       75.5
--------------------------------------------------------------------------------------------------------------------
    Other expense (income), net                                                          60.9       44.1      (51.5)
--------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes and extraordinary item          711.3      217.3      643.4
Income tax provision                                                                   (314.9)    (140.8)    (271.0)
--------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before extraordinary item                           396.4       76.5      372.4
Discontinued operations:
    Loss from operations, net of tax benefit of $31.0                                      --         --      (54.8)
    Gain (loss) on disposal, net of tax provision (benefit) of $12.4, and $(56.2)
      in 1997 and 1996, respectively and minority interest of $22.2 in 1996                --       17.5     (109.4)
--------------------------------------------------------------------------------------------------------------------
    Earnings (loss) from discontinued operations                                           --       17.5     (164.2)
--------------------------------------------------------------------------------------------------------------------
Earnings before extraordinary item                                                      396.4       94.0      208.2
    Extraordinary item, loss related to early retirement of
       debt, net of income tax benefit of $11.4                                            --      (17.1)        --
--------------------------------------------------------------------------------------------------------------------
Net earnings                                                                            396.4       76.9  $   208.2
Preference dividends, net of income tax benefit                                         (13.6)     (13.7)     (14.5)
--------------------------------------------------------------------------------------------------------------------
Net earnings available to common shareholders                                       $   382.8  $    63.2  $   193.7
====================================================================================================================

Basic earnings per common share:
    Earnings from continuing operations before extraordinary item                   $    0.99  $    0.17  $    0.98
    Earnings (loss) from discontinued operations                                           --       0.05      (0.45)
    Extraordinary item, net of tax benefit                                                 --      (0.05)        --
--------------------------------------------------------------------------------------------------------------------
    Net earnings                                                                    $    0.99  $    0.17  $    0.53
--------------------------------------------------------------------------------------------------------------------
    Weighted average common shares outstanding                                          387.1      377.2      366.9
====================================================================================================================

Diluted earnings per common share:
    Earnings from continuing operations before extraordinary item                   $    0.98  $    0.16  $    0.95
    Earnings (loss) from discontinued operations                                           --       0.05      (0.43)
    Extraordinary item, net of tax benefit                                                 --      (0.05)        --
--------------------------------------------------------------------------------------------------------------------
    Net earnings                                                                    $    0.98  $    0.16  $    0.52
====================================================================================================================
    Weighted average common shares outstanding                                          405.2      385.1      383.6
====================================================================================================================
Dividends per common share                                                          $   0.225  $   0.220  $   0.220
====================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

=========================================================================================================================
                                                                                                       December 31,
In millions, except per share amounts                                                                1998         1997
-------------------------------------------------------------------------------------------------------------------------
Assets:
    Cash and cash equivalents                                                                      $  180.8     $  192.5
    Accounts receivable, net                                                                          650.3        452.4
    Inventories                                                                                     3,190.2      2,882.4
    Other current assets                                                                              327.9        364.8
-------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                          4,349.2      3,892.1

    Property and equipment, net                                                                     1,351.2      1,072.3
    Goodwill, net                                                                                     724.6        711.5
    Deferred charges and other assets                                                                 311.2        303.0
-------------------------------------------------------------------------------------------------------------------------
      Total assets                                                                                 $6,736.2     $5,978.9
=========================================================================================================================

Liabilities:
    Accounts payable                                                                               $1,286.3     $1,233.7
    Accrued expenses                                                                                1,111.3      1,168.6
    Short-term borrowings                                                                             771.1        466.4
    Current maturities of long-term debt                                                               14.6         41.9
-------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                                     3,183.3      2,910.6

    Long-term debt                                                                                    275.7        290.4
    Other long-term liabilities                                                                       166.6        163.3

    Commitments and contingencies (Note 14)

Shareholders' equity:
    Preferred stock, $0.01 par value: authorized 120,619 shares; 0 shares  issued and outstanding        --           --
    Preference stock, series one ESOP convertible, par value $1.00:
      authorized 50,000,000 shares; issued and outstanding 5,239,000 shares at December 31, 1998
      and 5,324,000 shares at December 31, 1997                                                       280.0        284.6
    Common stock, par value $0.01: authorized 1,000,000,000 shares; issued 401,380,000 shares at
      December 31, 1998 and 393,734,000 shares at December 31, 1997                                     4.0          3.9
    Treasury stock, at cost: 11,169,000 shares at December 31, 1998 and 11,278,0000 shares
      at December 31, 1997                                                                           (260.2)      (262.9)
    Guaranteed ESOP obligation                                                                       (270.7)      (292.2)
    Capital surplus                                                                                 1,336.4      1,154.0
    Retained earnings                                                                               2,021.1      1,727.2
-------------------------------------------------------------------------------------------------------------------------
      Total shareholders' equity                                                                    3,110.6      2,614.6
-------------------------------------------------------------------------------------------------------------------------
    Total liabilities and shareholders' equity                                                     $6,736.2     $5,978.9
=========================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

========================================================================================================================
                                                                             Years Ended December 31,
                                                                    Shares                              Dollars
                                                          ------------------------------  ------------------------------
In millions                                                1998       1997       1996       1998       1997       1996
------------------------------------------------------------------------------------------------------------------------
Preference stock:
  Beginning of year                                          5.3        5.6        6.3   $  284.6    $ 298.6    $ 334.9
  Conversion to common stock                                (0.1)      (0.3)      (0.7)      (4.6)     (14.0)     (36.3)
------------------------------------------------------------------------------------------------------------------------
  End of year                                                5.2        5.3        5.6      280.0      284.6      298.6
========================================================================================================================
Common stock:
  Beginning of year                                        393.7      369.3      357.5        3.9        3.7      357.5
  Stock options exercised and awards under stock plans       7.5       10.9        4.1        0.1        0.1        4.1
  Effect of change in par value                               --         --         --         --         --     (365.6)
  Other                                                      0.2       13.5        7.7         --        0.1        7.7
------------------------------------------------------------------------------------------------------------------------
  End of year                                              401.4      393.7      369.3        4.0        3.9        3.7
========================================================================================================================
Treasury stock:
  Beginning of year                                        (11.3)     (11.7)     (13.1)    (262.9)    (273.1)    (304.6)
  Conversion of preference stock                             0.2        0.5        1.4        4.2       12.2       31.6
  Other                                                     (0.1)      (0.1)        --       (1.5)      (2.0)      (0.1)
------------------------------------------------------------------------------------------------------------------------
  End of year                                              (11.2)     (11.3)     (11.7)    (260.2)    (262.9)    (273.1)
========================================================================================================================
Guaranteed ESOP obligation:
  Beginning of year                                                                        (292.2)    (292.2)    (309.7)
  Reduction of guaranteed ESOP obligation                                                    21.5         --       17.5
------------------------------------------------------------------------------------------------------------------------
  End of year                                                                              (270.7)    (292.2)    (292.2)
========================================================================================================================
Capital surplus:
  Beginning of year                                                                       1,154.0      941.2      532.4
  Conversion of preference stock                                                              0.3        1.8        4.7
  Stock options exercised and awards under stock plans                                      176.2      195.9       56.7
  Effect of change in par value                                                                --         --      365.6
  Other                                                                                       5.9       15.1      (18.2)
------------------------------------------------------------------------------------------------------------------------
  End of year                                                                             1,336.4    1,154.0      941.2
========================================================================================================================
Retained earnings:
  Beginning of year                                                                       1,727.2    1,737.9    1,956.7
  Net earnings                                                                              396.4       76.9      208.2
  Dividends:
     Preference stock, net of tax benefit                                                   (13.6)     (13.7)     (14.4)
     Redeemable preferred stock                                                                --         --       (0.1)
     Common stock                                                                           (88.9)     (73.9)     (51.7)
     Footstar distribution                                                                     --         --     (360.8)
------------------------------------------------------------------------------------------------------------------------
  End of year                                                                             2,021.1    1,727.2    1,737.9
========================================================================================================================
Other:
  Beginning of year                                                                            --       (2.4)       0.2
  Cumulative translation adjustment                                                            --         --       (0.2)
  Unrealized holding gain (loss) on investments, net                                           --        2.4       (2.4)
------------------------------------------------------------------------------------------------------------------------
  End of year                                                                                  --         --       (2.4)
========================================================================================================================
Total shareholders' equity                                                               $3,110.6   $2,614.6   $2,413.7
========================================================================================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

===================================================================================================================================
                                                                                                   Years Ended December 31,
In millions                                                                                     1998         1997         1996
-----------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
 Net earnings                                                                                  $  396.4     $   76.9     $  208.2
 Adjustments to reconcile net earnings to net cash provided by (used in) operating activities:
   Depreciation and amortization                                                                  249.7        242.6        262.8
   Merger, restructuring and other non-recurring charges                                          168.3        486.7        235.0
   Deferred income taxes and other non-cash items                                                  81.8       (218.5)       116.4
   Net operating loss carryforwards utilized                                                        7.2         69.4         15.3
   Gain on sale of securities                                                                        --           --       (121.4)
   Extraordinary item, loss on early retirement of debt, net of tax                                  --         17.1           --
   Income (loss) from unconsolidated subsidiary                                                      --          0.3         (4.5)
   Minority interest in net earnings                                                                 --           --         22.2
 Change in assets and liabilities, excluding acquisitions and dispositions:
   (Increase) in accounts receivable, net                                                        (197.9)       (82.5)        (0.8)
   (Increase) in inventories                                                                     (315.0)      (566.1)      (251.0)
   (Increase) in other current assets, deferred charges and other assets                          (82.7)       (74.2)       (99.1)
   Increase in accounts payable                                                                    52.6        174.7        176.5
   (Decrease) in accrued expenses                                                                (280.4)      (220.3)      (215.5)
   Increase (decrease) in federal income taxes payable and other liabilities                      141.0        (11.9)       (16.9)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) operating activities                                               221.0       (105.8)       327.2
===================================================================================================================================
Cash flows from investing activities:
 Additions to property and equipment                                                             (502.3)      (341.6)      (328.9)
 Acquisitions, net of cash                                                                        (62.2)          --       (373.9)
 Proceeds from sale of businesses and other property and equipment                                 50.5        192.7        240.4
 Proceeds from sale of investments                                                                   --        309.7        485.8
-----------------------------------------------------------------------------------------------------------------------------------
Net cash (used in) provided by investing activities                                              (514.0)       160.8         23.4
===================================================================================================================================
Cash flows from financing activities:
 Additions to (reductions in) short-term borrowings                                               304.6        466.4        (52.0)
 Proceeds from exercise of stock options                                                          121.1        169.1         62.1
 (Reductions in) additions to long-term debt                                                      (41.9)      (917.2)       128.5
 Dividends paid                                                                                  (102.5)       (87.6)      (137.5)
 Other                                                                                               --           --        (25.8)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                                               281.3       (369.3)       (24.7)
===================================================================================================================================
Net (decrease) increase in cash and cash equivalents                                              (11.7)      (314.3)       325.9
Cash and cash equivalents at beginning of year                                                    192.5        506.8        180.9
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                                       $  180.8     $  192.5     $  506.8
===================================================================================================================================

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1     Significant
      Accounting Policies

Description of business ~ CVS Corporation ("CVS" or the "Company") is principally in the retail drugstore business. As of December 31, 1998, the Company operated 4,122 retail drugstores, located in 24 Northeast, Mid-Atlantic, Southeast and Midwest states and the District of Columbia. See Note 12 for further information about the Company's business segments.

Basis of presentation ~ The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated. As a result of the Company's strategic restructuring program, the results of operations of the former Footwear, Apparel, and Toys and Home Furnishings segments have been classified as discontinued operations in the accompanying consolidated statements of operations. See Note 4 for further information about the Company's strategic restructuring program and discontinued operations.

Stock split ~ On May 13, 1998, the Company's shareholders approved an increase in the number of authorized common shares from 300 million to one billion. Also on that date, the Board of Directors authorized a two-for-one common stock split, which was effected by the issuance of one additional share of common stock for each share of common stock outstanding. These shares were distributed on June 15, 1998 to shareholders of record as of May 25, 1998. All share and per share amounts presented herein have been restated to reflect the effect of the stock split.

Cash and cash equivalents ~ Cash and cash equivalents consist of cash and temporary investments with maturities of three months or less when purchased.

Accounts receivable ~ Accounts receivable are stated net of an allowance for uncollectible accounts of $39.8 million and $39.2 million as of December 31, 1998 and 1997, respectively. The balance primarily includes trade receivables due from managed care organizations, pharmacy benefit management companies, insurance companies, governmental agencies and vendors.

Inventories ~ Inventories are stated at the lower of cost or market using the first-in, first-out method.

Financial instruments ~ The Company's financial instruments include cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and short-term borrowings. Due to the short-term nature of these instruments, the Company's carrying value approximates fair value. The Company also utilizes letters of credit to guarantee certain foreign purchases. As of December 31, 1998 and 1997, approximately $62.4 million and $58.2 million, respectively, was outstanding under letters of credit.

Property and equipment ~ Depreciation of property and equipment is computed on a straight-line basis, generally over the estimated useful lives of the asset or, when applicable, the term of the lease, whichever is shorter. Estimated useful lives generally range from 10 to 40 years for buildings and improvements, 3 to 10 years for fixtures and equipment, and 3 to 10 years for leasehold improvements. Maintenance and repair costs are charged directly to expense as incurred. Major renewals or replacements that substantially extend the useful life of an asset are capitalized and depreciated.

Impairment of long-lived assets ~ The Company primarily groups and evaluates assets at an individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating assets for potential impairment, the Company considers historical performance and estimated undiscounted future cash flows. If the carrying amount of the related assets exceed the expected future cash flows, the Company considers the assets to be impaired and records an impairment loss.

Deferred charges and other assets ~ Deferred charges and other assets primarily include beneficial leasehold costs, which are amortized on a straight-line basis over the shorter of 15 years or the remaining life of the leasehold acquired, and reorganization goodwill, which is amortized on a straight-line basis over 20 years. The reorganization goodwill is the value of Revco D.S., Inc., in excess of identifiable assets, as determined during its 1992 reorganization under Chapter 11 of the United States Bankruptcy Code. See Note 11 for further information about reorganization goodwill.

Goodwill ~ Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, is amortized on a straight-line basis generally over periods of 40 years. Accumulated amortization was $85.6 million and $65.6 million at December 31, 1998 and 1997, respectively. The Company evaluates goodwill for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. If the carrying amount of the goodwill exceeds the expected undiscounted future cash flows, the Company records an impairment loss.

Store opening and closing costs ~ New store opening costs are charged directly to expense when incurred. When the

Notes to Consolidated Financial Statements

Company closes a store, the estimated unrecoverable costs, including the remaining lease obligation, are charged to expense in the year of the closing.

Advertising costs ~ External costs incurred to produce media advertising are expensed when the advertising takes place.

Income taxes ~ Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes as well as for the deferred tax effects of tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Stock-based compensation ~ During 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under SFAS No. 123, companies can elect to account for stock-based compensation using a fair value based method or continue to measure compensation expense using the intrinsic value method prescribed in Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees." The Company has elected to continue to account for its stock-based compensation plans under APB No. 25. See Note 7 for further information about the Company's stock incentive plans.

Insurance ~ The Company is self-insured up to certain limits for general liability, workers compensation and automobile liability claims. The Company accrues for projected losses in the year the claim is incurred based on actuarial assumptions followed in the insurance industry and the Company's past experience.

Use of estimates ~ The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications ~ Certain reclassifications have been made to the consolidated financial statements of prior years to conform to the current year presentation.

Earnings per common share ~ During the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings Per Share" and restated previously reported earnings per common share. Basic earnings per common share is computed by dividing: (i) net earnings, after deducting the after-tax dividends on the ESOP Preference Stock, by (ii) the weighted average number of common shares outstanding during the year (the "Basic Shares").

Diluted earnings per common share normally assumes that the ESOP Preference Stock is converted into common stock and all dilutive stock options are exercised. Diluted earnings per common share is computed by dividing: (i) net earnings, after accounting for the difference between the current dividends on the ESOP Preference Stock and the common stock and after making adjustments for certain non-discretionary expenses that are based on net earnings such as incentive bonuses and profit sharing by (ii) Basic Shares plus the additional shares that would be issued assuming that all dilutive stock options are exercised and the ESOP Preference Stock is converted into common stock. In 1997, the assumed conversion of the ESOP Preference Stock would have increased diluted earnings per common share and, therefore, was not considered.

New accounting pronouncements ~ During 1998, the Company adopted: (i) SFAS No. 130, "Reporting Comprehensive Income," which established standards for the reporting and display of comprehensive income and its components, (ii) SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which requires companies to report financial information based on how management internally organizes data to make operating decisions and assess performance and
(iii) SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," which revises the disclosure requirements for pensions and other postretirement benefit plans. Adoption of the above disclosure standards did not affect the Company's financial results. Comprehensive income does not differ from the consolidated net earnings presented in the accompanying consolidated statements of operations.

Notes to Consolidated Financial Statements

2     Business Combinations

Merger Transactions

On March 31, 1998, CVS completed a merger with Arbor Drugs, Inc. ("Arbor"), pursuant to which 37.8 million shares of CVS common stock were exchanged for all of the outstanding common stock of Arbor (the "CVS/Arbor Merger"). Each outstanding share of Arbor common stock was exchanged for 0.6364 shares of CVS common stock. In addition, outstanding Arbor stock options were converted at the same exchange ratio into options to purchase 5.3 million shares of CVS common stock.

On May 29, 1997, CVS completed a merger with Revco D.S., Inc. ("Revco"), pursuant to which 120.6 million shares of CVS common stock were exchanged for all of the outstanding common stock of Revco (the "CVS/Revco Merger"). Each outstanding share of Revco common stock was exchanged for 1.7684 shares of CVS common stock. In addition, outstanding Revco stock options were converted at the same exchange ratio into options to purchase 6.6 million shares of CVS common stock.

The CVS/Arbor Merger and CVS/Revco Merger (collectively, the "Mergers") constituted tax-free reorganizations and have been accounted for as pooling of interests under Accounting Principles Board Opinion No. 16, "Accounting for Business Combinations." Accordingly, all prior period financial statements presented have been restated to include the combined results of operations, financial position and cash flows of Arbor and Revco as if they had always been owned by CVS.

Prior to the Mergers, Arbor's fiscal year ended on July 31 and Revco's fiscal year ended on the Saturday closest to May 31. These fiscal year-ends have been restated to a December 31 year-end to conform to CVS' fiscal year-end. Arbor's and Revco's cost of sales and inventories have been restated from the last-in, first-out method to the first-in, first-out method to conform to CVS' accounting method for inventories. The impact of the restatement was to increase earnings from continuing operations by $0.5 million in 1998, $1.2 million in 1997 and $15.5 million in 1996.

There were no material transactions between CVS, Arbor and Revco prior to the Mergers. Certain reclassifications have been made to Arbor's and Revco's historical stand-alone financial statements to conform to CVS' presentation.

Following are the results of operations for the separate companies prior to the Mergers and the combined amounts presented in the consolidated financial statements:

================================================================
                    Three Months Ended         Years Ended
                   March 28,   March 29,      December 31,
In millions          1998        1997       1997        1996
----------------------------------------------------------------
Net sales:
     CVS         $3,333.6      $ 1,515.0   $12,738.2  $ 5,528.1
     Arbor          267.9          237.0     1,011.4      886.8
     Revco             --        1,645.8          --     5,416.7
----------------------------------------------------------------
                 $3,601.5      $ 3,397.8   $13,749.6  $11,831.6
================================================================
Earnings from continuing operations:
     CVS         $  121.3      $    58.5   $    37.3  $   239.6
     Arbor           10.7            9.4        39.2       31.6
     Revco             --           24.2          --      101.2
----------------------------------------------------------------
                 $  132.0      $    92.1   $    76.5  $   372.4
================================================================

Purchase Transactions

On December 23, 1996, the Company completed the cash purchase of Big B, Inc. ("Big B") by acquiring all of the outstanding shares of Big B common stock. The aggregate transaction value, including the assumption of $49.3 million of Big B debt, was $423.2 million. The Big B acquisition was accounted for as a purchase business combination. The resulting excess of purchase price over net assets acquired, $248.9 million, is being amortized on a straight-line basis over 40 years. For financial reporting purposes, Big B's results of operations have been included in the consolidated financial statements since November 16, 1996.

The Company also acquired other retail drugstore businesses that were accounted for as purchase business combinations. These acquisitions did not have a material effect on the consolidated financial statements either individually or in the aggregate. The results of operations of these companies have been included in the consolidated financial statements since their respective dates of acquisition.

Notes to Consolidated Financial Statements

3   Merger & Restructuring Charges

In accordance with Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" and SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company recorded the following charges in connection with the Mergers.

In connection with the CVS/Arbor Merger, the Company recorded a $158.3 million charge to operating expenses during the second quarter of 1998 for direct and other merger-related costs pertaining to the merger transaction and certain restructuring activities (the "CVS/Arbor Charge"). Asset write-offs included in this charge totaled $41.2 million. The balance of the charge, $117.1 million, will require cash outlays of which $60.1 million had been incurred as of December 31, 1998. The remaining cash outlays primarily include noncancelable lease commitments and severance. The Company also recorded a $10.0 million charge to cost of goods sold during the second quarter of 1998 to reflect markdowns on noncompatible Arbor merchandise (the "Arbor Inventory Markdown").

In connection with the CVS/Revco Merger, the Company recorded a $411.7 million charge to operating expenses during the second quarter of 1997 for direct and other merger-related costs pertaining to the merger transaction and certain restructuring activities (the "CVS/Revco Charge"). Asset write-offs included in this charge totaled $82.2 million. The balance of the charge, $329.5 million, will require cash outlays of which $269.3 million had been incurred as of December 31, 1998. The remaining cash outlays primarily include non-cancelable lease commitments and severance. The Company also recorded a $75.0 million charge to cost of goods sold during the second quarter of 1997 to reflect markdowns on noncompatible Revco merchandise (the "Revco Inventory Markdown").

Merger transaction costs primarily include fees for investment bankers, attorneys, accountants, financial printing and other related charges. Employee severance and benefits primarily include costs associated with terminating approximately 200 Arbor and 1,000 Revco employees, all of which had occurred as of December 31, 1998. Noncancelable lease obligations and duplicate facilities primarily include noncancelable lease commitments and shut down costs. These costs did not provide future benefit to the retained stores or corporate facilities.

In accordance with EITF 94-3 and SFAS No. 121, the Company also recorded a $31.0 million charge to operating expenses during the first quarter of 1997 for certain costs associated with the restructuring of Big B (the "Big B Charge"). This charge included accrued liabilities related to certain exit plans for identified stores and duplicate corporate facilities, such as the cancellation of lease agreements and the write-down of unutilized fixed assets. Asset write-offs included in this charge totaled $5.1 million. The balance of the charge, $25.9 million, will require cash outlays of which $10.0 million had been incurred as of December 31, 1998. The remaining cash outlays primarily include noncancelable lease commitments. These exit plans did not provide future benefit to the retained stores or corporate facilities.

Following is a summary of the significant components of the above charges:

====================================================================================================================================
                                                 CVS/Arbor Charge                              CVS/Revco and Big B Charges
                                  -----------------------------------------------    -----------------------------------------------
                                   Total 1998    Utilized              Balance at     Total 1997    Utilized              Balance at
In millions                            Charge     to Date    Transfer 12/31/98(1)        Charges     to Date    Transfer 12/31/98(1)
------------------------------------------------------------------------------------------------------------------------------------
Merger transaction costs           $     15.0  $   (15.9)  $     0.9   $       --     $     35.0  $   (32.4)   $    (2.6) $       --
Restructuring costs:
         Employee severance
         and benefits                    27.1      (13.8)        0.3         13.6           89.8      (77.4)          --        12.4
         Exit costs:
    Noncancelable lease
         obligations and
         duplicate facilities            67.5      (25.8)       (1.9)        39.8          211.6     (147.9)          --        63.7
    Fixed asset write-offs               41.2      (41.2)          --          --           87.3      (87.3)          --          --
    Contract cancellation costs           4.8       (1.2)          --         3.6            7.4       (7.4)          --          --
    Other                                 2.7       (3.4)        0.7           --           11.6      (14.2)         2.6          --
------------------------------------------------------------------------------------------------------------------------------------
                                   $    158.3  $  (101.3)  $       --  $     57.0     $    442.7  $  (366.6)   $      --  $     76.1
====================================================================================================================================

(1) The Company believes that the reserve balances at December 31, 1998 are adequate to cover the remaining liabilities associated with these charges.

Notes to Consolidated Financial Statements

     Strategic Restructuring Program &
4    Discontinued Operations

In November 1997, the Company completed the final phase of its comprehensive strategic restructuring program, first announced in October 1995 and subsequently refined in May 1996 and June 1997. The strategic restructuring program included: (i) the sale of Marshalls, Kay-Bee Toys, Wilsons, This End Up and Bob's Stores, (ii) the spin-off of Footstar, Inc., which included Meldisco, Footaction and Thom McAn (the "Footstar Distribution"), (iii) the initial and secondary public offerings of Linens `n Things and (iv) the elimination of certain corporate overhead costs.

The strategic restructuring program was completed without significant changes to the Board approved plan. As part of completing this program, the Company recorded, as a component of discontinued operations, an after-tax charge of $20.7 million during the second quarter of 1997 and $148.1 million during the second quarter of 1996 to finalize original liability estimates. The Company believes that the remaining pre-tax reserve balance of $84.7 million at December 31, 1998 is adequate to cover the remaining liabilities associated with this program.

Following is a summary of the strategic restructuring reserve:

================================================================
                        Total    Utilized
In millions           Reserve     to Date   Transfer    Balance
----------------------------------------------------------------
Loss on disposal    $  721.8    $  (710.6)      $38.8      $50.0
Lease obligations      187.4       (124.6)      (32.8)      30.0
Severance               58.6        (47.9)       (6.0)       4.7
Other                  174.2       (174.2)         --         --
----------------------------------------------------------------
                    $1,142.0    $(1,057.3)      $  --      $84.7
================================================================

Following is a summary of discontinued operations by reporting segment for the years ended December 31:

===============================================================
In millions                               1997          1996
---------------------------------------------------------------
Net sales:
   Footwear                             $   --        $1,391.1
   Apparel                               348.3           526.4
   Toys and Home Furnishings                --           900.3
---------------------------------------------------------------
                                        $348.3        $2,817.8
===============================================================
Operating (loss):
   Footwear                             $   --        $  (12.4)
   Apparel                                  --          (171.3)
   Toys and Home Furnishings                --           (49.7)
---------------------------------------------------------------
                                        $   --        $ (233.4)
===============================================================

As of December 31, 1998 and 1997, there were no assets or liabilities of the discontinued operations reflected in the accompanying consolidated balance sheets.

5   Borrowings and Credit Agreements

Following is a summary of the Company's borrowings at December 31:

==============================================================
In millions                                  1998       1997
--------------------------------------------------------------
Commercial paper                             $736.6    $450.0
ESOP note payable(1)                          270.7     292.1
Uncommitted lines of credit                    34.5      16.4
9.125% senior notes                              --      19.2
Mortgage notes payable                         16.1      17.1
Capital lease obligations and other             3.5       3.9
--------------------------------------------------------------
                                            1,061.4      798.7
Less:
 Short-term borrowings                       (771.1)    (466.4)
 Current portion of long-term debt            (14.6)     (41.9)
--------------------------------------------------------------
                                           $  275.7    $ 290.4
==============================================================

(1) See Note 9 for further information about the Company's ESOP Plan.

The Company's commercial paper program is supported by a $670 million, five-year unsecured revolving credit facility, which expires on May 30, 2002 and a $460 million, 364 day unsecured revolving credit facility, which expires on June 26, 1999 (collectively, the "Credit Facilities"). The Credit Facilities require the Company to pay a quarterly facility fee of 0.07%, regardless of usage. The Company can also obtain up to $35.0 million of short-term financing through various uncommitted lines of credit. The weighted average interest rate for short-term borrowings was 5.7% as of December 31, 1998 and 1997.

The Company was not obligated under any formal or informal compensating balance agreements.

During the second quarter of 1997, the Company extinguished $865.7 million of the debt it absorbed as part of the CVS/Revco Merger using cash on hand and commercial paper borrowings. As a result, the Company recorded an extraordinary loss, net of income taxes, of $17.1 million, which consisted of early retirement premiums and the write-off of unamortized deferred financing costs. On January 15, 1998, the Company redeemed the remaining $19.2 million of 9.125% senior notes.

At December 31, 1998, the aggregate long-term debt maturing during the next five years is as follows: $14.6 million in 1999, $17.3 million in 2000, $21.6 million in 2001, $26.5 million in 2002, $32.3 million in 2003, $178.0 million in 2004 and thereafter. Interest paid was approximately $70.7 million in 1998, $58.4 million in 1997 and $79.8 million in 1996.

Notes to Consolidated Financial Statements

6    Leases

The Company and its subsidiaries lease retail stores, warehouse facilities and office facilities under noncancelable operating leases over periods ranging from 5 to 20 years, and generally have options to renew such terms over periods ranging from 5 to 15 years.

Following is a summary of the Company's net rental expense for operating leases for the years ended December 31:

===============================================================
  In millions                    1998       1997        1996
---------------------------------------------------------------
  Minimum rentals               $ 459.1    $ 409.6     $ 337.4
  Contingent rentals               60.3       60.2        73.6
---------------------------------------------------------------
                                  519.4      469.8       411.0
  Less: sublease income           (14.0)      (9.5)      (12.8)
---------------------------------------------------------------
                                $ 505.4    $ 460.3     $ 398.2
===============================================================

Following is a summary of the future minimum lease payments under capital and operating leases, excluding lease obligations for closed stores, at December 31, 1998:

===============================================================
                                           Capital   Operating
In millions                                 Leases    Leases
---------------------------------------------------------------
1999                                        $  0.4   $   402.6
2000                                           0.4       381.1
2001                                           0.4       348.3
2002                                           0.2       323.3
2003                                           0.2       297.7
Thereafter                                     1.3     2,485.7
---------------------------------------------------------------
                                               2.9   $ 4,238.7
Less: imputed interest                        (1.4)
---------------------------------------------------------------
Present value of capital lease obligations  $  1.5
===============================================================

7   Stock Incentive Plans

As of December 31, 1998, the Company had the following stock incentive plans (including the pre-merger plans of Arbor and Revco). Effective with the Mergers, outstanding Arbor and Revco stock options were exchanged for options to purchase CVS common stock.

1997 Incentive Compensation Plan

The 1997 Incentive Compensation Plan (the "1997 ICP"), superseded the 1990 Omnibus Stock Incentive Plan, the 1987 Stock Option Plan and the 1973 Stock Option Plan (collectively, the "Preexisting Plans"). Upon approval of the 1997 ICP, authority to make future grants under the Preexisting Plans was terminated, although previously granted awards remain outstanding in accordance with their terms and the terms of the Preexisting Plans.

As of December 31, 1998, the 1997 ICP provided for the granting of up to 23,321,821 shares of common stock in the form of stock options, stock appreciation rights ("SARs"), restricted shares, deferred shares and performance-based awards to selected officers, employees and directors of the Company. All grants under the 1997 ICP are awarded at fair market value on the date of grant. The right to exercise or receive these awards generally commences between one and five years from the date of the grant and expires not more than ten years after the date of the grant, provided that the holder continues to be employed by the Company. As of December 31, 1998, there were 19,730,690 shares available for grant under the 1997 ICP.

Restricted shares issued under the 1997 ICP may not exceed 3.6 million shares. In 1998, 1997 and 1996, 155,400, 44,610 and 633,100 shares of restricted stock were granted at a weighted average grant date fair value of $37.80, $23.02 and $13.14, respectively. Participants are entitled to vote and receive dividends on their restricted shares, although they are subject to certain transfer restrictions. Performance-based awards, which are subject to the achievement of certain business performance goals, totaled 56,346 at a weighted average grant date fair value of $36.70 in 1998. No awards were granted in 1997 and 1996. Compensation cost, which is based on the fair value at the date of grant, is recognized over the restricted or performance period. This cost totaled $3.1 million in 1998, $3.5 million in 1997 and $3.9 million in 1996.

The 1996 Directors Stock Plan

The 1996 Directors Stock Plan (the "1996 DSP"), provides for the granting of up to 346,460 shares of common stock to the Company's non-employee directors (the "Eligible Directors"). The 1996 DSP allows the Eligible Directors to elect to receive shares of common stock in lieu of cash compensation. Eligible Directors may also elect to defer compensation payable in common stock until their service as a director concludes. The 1996 DSP replaced the Company's 1989 Directors Stock Option Plan. As of December 31, 1998, there were 263,554 shares available for grant under the 1996 DSP.

Notes to Consolidated Financial Statements

Following is a summary of the fixed stock option activity under the 1997 ICP, the Preexisting Plans and the pre-merger plans of Arbor and Revco for the years ended December 31:

===================================================================================================================================
                                              1998                             1997                              1996
                                 -------------------------------- -------------------------------- --------------------------------
                                                Weighted Average                 Weighted Average                 Weighted Average
                                         Shares   Exercise Price          Shares   Exercise Price          Shares   Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year     16,070,146          $ 16.95      23,569,930         $  13.96      25,782,040          $ 14.06
Granted                               3,119,410            37.16       3,695,530            23.62       6,609,229            14.80
Exercised                            (7,137,027)           15.01     (10,756,726)           12.99      (3,534,729)           11.62
Canceled                                (70,407)           26.48        (438,588)           14.48      (5,286,610)           17.35
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year           11,982,122            23.31      16,070,146            16.95      23,569,930            13.96
-----------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year            6,127,402                       11,729,688                       10,011,179
===================================================================================================================================

Following is a summary of the fixed stock options outstanding and exercisable as of December 31, 1998:

===================================================================================================================================
                                               Options Outstanding                                   Options Exercisable
                           ------------------------------------------------------------    ----------------------------------------
 Range of                               Number     Weighted Average    Weighted Average                  Number    Weighted Average
 Exercise Prices                   Outstanding       Remaining Life      Exercise Price             Exercisable      Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
   $ 5.00 to  $20.00                 6,024,451                  5.5              $16.29               5,358,465              $16.24
    20.01 to   35.00                 2,857,611                  7.1               23.10                 697,787               22.20
    35.01 to   46.50                 3,100,060                  9.1               37.16                  71,150               37.45
-----------------------------------------------------------------------------------------------------------------------------------
   $ 5.00 to  $46.50                11,982,122                  6.8              $23.31               6,127,402              $17.16
===================================================================================================================================

The Company applies APB Opinion No. 25 to account for its stock incentive plans. Accordingly, no compensation cost has been recognized for stock options granted. Had compensation cost been recognized based on the fair value of stock options granted consistent with SFAS No. 123, net earnings and net earnings per common share ("EPS") would approximate the pro forma amounts shown below for the years ended December 31.

=====================================================================
In millions, except per share amounts       1998      1997     1996
---------------------------------------------------------------------
Net earnings:
  As reported                              $396.4     $76.9    $208.2
  Pro forma                                 370.9      58.7     196.2
---------------------------------------------------------------------
Basic EPS:
  As reported                              $ 0.99     $0.17    $ 0.53
  Pro forma                                  0.92      0.12      0.50
---------------------------------------------------------------------
Diluted EPS:
  As reported                              $ 0.98     $0.16    $ 0.52
  Pro forma                                  0.91      0.12      0.49
=====================================================================

Beginning with grants made on or after January 1, 1995, the fair value of each stock option grant was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

=============================================================
                               1998        1997        1996
-------------------------------------------------------------
Dividend yield                 0.40%       0.70%       1.07%
Expected volatility           22.49%      22.77%      20.51%
Risk-free interest rate        5.75%       5.50%       7.00%
Expected life                   7.0         5.5         5.0
=============================================================

     Pension Plans and
8    Other Postretirement Benefits

The Company sponsors various retirement programs, including defined benefit, defined contribution and other plans that cover most full-time employees.

Defined Benefit Plans

The Company sponsors a non-contributory defined benefit pension plan that covers certain full-time employees of Revco who are not covered by collective bargaining agreements. On September 20, 1997, the Company suspended future benefit accruals under this plan. As a result of the plan's suspension, the Company realized a $6.0 million curtailment gain in 1997. Benefits paid to retirees are based upon age at retirement, years of credited service and average compensation during the five year period ending September 20, 1997. It is the Company's policy to fund this plan based on actuarial calculations and applicable federal regulations.

Pursuant to various labor agreements, the Company is required to make contributions to certain union-administered pension plans that totaled $1.5 million in 1998, $1.6 million in 1997 and $1.2 million in 1996. The Company may be liable for its share of the plans' unfunded liabilities if the plans are terminated. The Company also has non-qualified supplemental executive retirement plans ("SERPs") in place for certain key employees for whom it has purchased cost recovery variable life insurance.

Notes to Consolidated Financial Statements

Defined Contribution Plans

The Company sponsors a Profit Sharing Plan and a 401(k) Savings Plan that cover substantially all employees who meet plan eligibility requirements. The Company also maintains a non-qualified, unfunded Deferred Compensation Plan for certain key employees. The Company's contributions under the above defined contribution plans totaled $26.4 million in 1998, $24.1 million in 1997 and $19.5 million in 1996. The Company also sponsors an Employee Stock Ownership Plan. See Note 9 for further information about this plan.

Other Postretirement Benefits
The Company provides postretirement health care and life insurance benefits to retirees who meet eligibility requirements. The Company's funding policy is generally to pay covered expenses as they are incurred.

Following is a reconciliation of the benefit obligation, fair value of plan assets and funded status of the Company's defined benefit and other postretirement benefit plans:

===================================================================================================================================
                                                      Defined Benefit Plans                     Other Postretirement Benefits
In millions                                          1998                1997                     1998                 1997
-----------------------------------------------------------------------------------------------------------------------------------
Change in benefit obligation:
  Benefit obligation at beginning of year          $ 253.3              $ 255.1                  $  14.4             $  15.5
  Service cost                                         0.5                  7.6                       --                 --
  Interest cost                                       19.5                 19.2                      1.0                 1.0
  Actuarial loss (gain)                               49.3                (10.4)                     0.5                (0.7)
  Benefits paid                                      (25.0)               (18.2)                    (1.9)               (1.4)
-----------------------------------------------------------------------------------------------------------------------------------
  Benefit obligation at end of year                $ 297.6              $ 253.3                  $  14.0             $  14.4
===================================================================================================================================
Change in plan assets:
  Fair value at beginning of year                  $ 201.5              $ 172.8                  $    --             $    --
  Actual return on plan assets                        28.4                 20.0                       --                  --
  Company contributions                               18.2                 26.9                      1.9                 1.4
  Benefits paid                                      (25.0)               (18.2)                    (1.9)               (1.4)
-----------------------------------------------------------------------------------------------------------------------------------
  Fair value at end of year(1)                     $ 223.1              $ 201.5                  $    --             $    --
===================================================================================================================================
Funded status:
  Funded status                                    $ (74.5)             $ (51.8)                 $ (14.0)            $ (14.5)
  Unrecognized prior service cost                      1.3                  1.6                     (1.0)               (1.1)
  Unrecognized net loss (gain)                         1.6                 (8.4)                    (0.3)               (1.0)
-----------------------------------------------------------------------------------------------------------------------------------
  Accrued pension costs                            $ (71.6)             $ (58.6)                 $ (15.3)            $ (16.6)
===================================================================================================================================
Weighted average assumptions:
  Discount rate                                       6.75%                7.25%                    6.75%               7.25%
  Expected return on plan assets                      9.00%                9.00%                      --                  --
  Rate of compensation increase                       4.50%                4.50%                      --                  --
===================================================================================================================================

(1) Plan assets consist primarily of mutual funds, common stock and insurance contracts.

For measurement purposes, future health care costs are assumed to increase at an annual rate of 6.5% during 1999, decreasing to an annual growth rate of 5.0% in 2002 and thereafter. A one percent change in the assumed health care cost trend rate would change the accumulated postretirement benefit obligation by $1.0 million and the total service and interest costs by $0.1 million.

Following is a summary of the net periodic pension cost for the defined benefit and other postretirement benefit plans:

===================================================================================================================================
                                                       Defined Benefit Plans                    Other Postretirement Benefits
In millions                                      1998          1997          1996             1998          1997          1996
-----------------------------------------------------------------------------------------------------------------------------------
  Service cost(1)                                 $  0.5        $  7.6        $  9.2           $    --        $   --        $  0.4
  Interest cost on benefit obligation               19.5          19.2          16.8               1.0           1.0           2.5
  Expected return on plan assets                   (16.4)        (14.9)        (18.2)               --            --            --
  Amortization of net loss (gain)                    1.2           0.3           6.1              (0.2)           --          (1.1)
  Amortization of prior service cost                 0.1           0.3           0.4              (0.1)         (0.3)           --
  Curtailment gain                                    --          (6.0)         (1.3)               --            --            --
-----------------------------------------------------------------------------------------------------------------------------------
  Net periodic pension cost                       $  4.9        $  6.5        $ 13.0           $   0.7       $   0.7       $   1.8
===================================================================================================================================

(1) The decrease in total service cost is primarily due to the suspension of future benefit accruals under the Revco pension plan during 1997.

Notes to Consolidated Financial Statements

9     Employee Stock Ownership Plan

The Company sponsors a defined contribution Employee Stock Ownership Plan (the "ESOP") that covers full-time employees with at least one year of service.

In 1989, the ESOP Trust borrowed $357.5 million through a 20-year note (the "ESOP Note"). The proceeds from the ESOP Note were used to purchase 6.7 million shares of Series One ESOP Convertible Preference Stock (the "ESOP Preference Stock") from the Company. Since the ESOP Note is guaranteed by the Company, the outstanding balance is reflected as long-term debt and a corresponding Guaranteed ESOP obligation is reflected in shareholders' equity in the accompanying consolidated balance sheets.

Each share of ESOP Preference Stock has a guaranteed minimum liquidation value of $53.45, is convertible into 2.314 shares of common stock and is entitled to receive an annual dividend of $3.90 per share. The ESOP Trust uses the dividends received and contributions from the Company to repay the ESOP Note. As the ESOP
Note is repaid, ESOP Preference Stock is allocated to participants based on: (i) the ratio of each year's debt service payment to total current and future debt service payments multiplied by (ii) the number of unallocated shares of ESOP Preference Stock in the plan. As of December 31, 1998, 5.2 million shares of ESOP Preference Stock were outstanding, of which 1.6 million shares were allocated to participants and the remaining 3.6 million shares were held in the ESOP Trust for future allocations.

Annual ESOP expense recognized is equal to (i) the interest incurred on the ESOP Note plus (ii) the higher of (a) the principal repayments or (b) the cost of the shares allocated, less (iii) the dividends paid. Similarly, the Guaranteed ESOP obligation is reduced by the higher of (i) the principal payments or (ii) the cost of shares allocated.

Following is a summary of the ESOP for the years ended December 31:

================================================================
In millions                              1998    1997     1996
----------------------------------------------------------------
ESOP expense recognized                  $25.8   $13.8   $15.4
Dividends paid                            20.5    20.8    21.8
Cash contributions                        25.8    22.9    19.3
Interest costs incurred on ESOP loan      24.9    26.4    27.5
ESOP shares allocated                      0.4     0.4     0.4
================================================================

10   Supplemental Information

Following are the components of amounts included in the consolidated balance sheets as of December 31:

===============================================================
In millions                                  1998        1997
---------------------------------------------------------------
Other current assets:
  Deferred income taxes                   $  248.7    $  304.2
  Supplies                                    16.8        13.6
  Other                                       62.4        47.0
---------------------------------------------------------------
                                          $  327.9    $  364.8
===============================================================
Property and equipment:
  Land                                    $   91.0    $   78.7
  Buildings and improvements                 290.2       231.5
  Fixtures and equipment                   1,178.4       938.9
  Leasehold improvements                     477.4       443.7
  Capital leases                               2.8         3.3
---------------------------------------------------------------
                                           2,039.8     1,696.1
Accumulated depreciation and
     amortization                           (688.6)     (623.8)
---------------------------------------------------------------
                                          $1,351.2    $1,072.3
===============================================================
Accrued expenses:
  Taxes other than federal
     income taxes                         $  130.8    $  127.5
  Salaries and wages                          99.4        99.6
  Rent                                        92.2        84.8
  Strategic restructuring reserve             84.7       102.8
  Employee benefits                           82.7        84.3
  CVS/Revco/ Big B reserve                    76.1       233.0
  CVS/Arbor reserve                           57.0          --
  Other                                      488.4       436.6
---------------------------------------------------------------
                                          $1,111.3    $1,168.6
===============================================================

Following is a summary of the Company's non-cash financing activities for the years ended December 31:

===========================================================
In millions                        1998      1997     1996
-----------------------------------------------------------
Fair value of assets acquired     $62.2     $  --    $423.2
Cash paid                          62.2        --     373.9
-----------------------------------------------------------
Liabilities assumed               $  --     $  --    $ 49.3
-----------------------------------------------------------
Equity securities or notes
  received from sale of
  businesses                      $  --     $52.0    $172.4
===========================================================

Interest expense was $69.7 million in 1998, $59.1 million in 1997 and $84.7 million in 1996. Interest income was $8.8 million in 1998, $15.0 million in 1997 and $9.2 million in 1996.

Notes to Consolidated Financial Statements

11    Income Taxes

Deferred income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company's income tax (provision) benefit for continuing operations for the years ended December 31 consisted of the following:

========================================================
In millions                Federal    State     Total
--------------------------------------------------------
1998:
         Current          $(197.3)   $(41.4)   $(238.7)
         Deferred           (51.2)    (25.0)     (76.2)
--------------------------------------------------------
                          $(248.5)   $(66.4)   $(314.9)
========================================================
1997:
         Current          $(182.5)   $(68.5)   $(251.0)
         Deferred            82.1      28.1      110.2
--------------------------------------------------------
                          $(100.4)   $(40.4)   $(140.8)
========================================================
1996:
         Current          $(195.6)   $(54.9)   $(250.5)
         Deferred           (17.7)     (2.8)     (20.5)
--------------------------------------------------------
                          $(213.3)   $(57.7)   $(271.0)
========================================================

Following is a reconciliation of the statutory income tax rate to the Company's effective tax rate for the years ended December 31:

================================================================
                                    1998       1997      1996
----------------------------------------------------------------
Statutory income tax rate            35.0%     35.0%      35.0%
State income taxes, net of
     federal tax benefit              5.8       6.6        5.5
Goodwill and other                    1.2       1.4        1.6
----------------------------------------------------------------
Effective tax rate before
     merger related costs            42.0      43.0       42.1
Merger related costs (1)              2.3      21.8         --
----------------------------------------------------------------
Effective tax rate                   44.3%     64.8%      42.1%
================================================================

(1)   Includes state tax effect.

Income taxes paid (refunded) were $102.6 million, $258.9 million and $(33.8) million during the years ended December 31, 1998, 1997 and 1996, respectively.

Following is a summary of the significant components of the Company's deferred tax assets and liabilities as of December 31:

==========================================================
In millions                              1998        1997
----------------------------------------------------------
Deferred tax assets:
 Employee benefits                      $ 84.5     $119.0
 Other assets                            185.5      253.8
----------------------------------------------------------
Total deferred tax assets               $270.0     $372.8
----------------------------------------------------------
Deferred tax liabilities:
 Property and equipment                 $(44.0)    $(27.0)
 Inventories                              (1.6)     (29.9)
 Other liabilities                          --      (10.7)
----------------------------------------------------------
Total deferred tax liabilities           (45.6)     (67.6)
----------------------------------------------------------
Net deferred tax assets                 $224.4     $305.2
==========================================================

Based on historical pre-tax earnings, the Company believes it is more likely than not that the deferred tax assets will be realized.

As of December 31, 1998, the Company had federal net operating loss carryforwards ("NOLs") of $3.7 million that are attributable to Revco for periods prior to its emergence from Chapter 11. The benefits realized from these NOLs should reduce reorganization goodwill. Accordingly, the tax benefit of such NOLs utilized during the three years ended December 31, 1998, $7.2 million, $69.4 million and $15.3 million for 1998, 1997 and 1996, respectively, has not been included in the computation of the Company's income tax provision, but instead has been reflected as reductions of reorganization goodwill.

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

Notes to Consolidated Financial Statements

12    Business Segments

The Company currently operates a Retail segment and a Pharmacy Benefit Management ("PBM") segment. The Company's business segments are operating units that offer different products and services, and require distinct technology and marketing strategies.

The Retail segment, which is described in Note 1, is the Company's only reportable segment.

The PBM segment provides a full range of prescription benefit management services to managed care and other organizations. These services include plan design and administration, formulary management, mail order pharmacy services, claims processing and generic substitution.

The accounting policies of the segments are substantially the same as those described in Note 1. The Company evaluates segment performance based on operating profit, before the effect of non-recurring charges and gains and intersegment profits.

Following is a reconciliation of the significant components of the Company's consolidated net sales for the years ended December 31:

==================================================
                           1998     1997     1996
--------------------------------------------------
Pharmacy(1)                57.6%    54.7%    51.6%
Front store                42.4     45.3     48.4
--------------------------------------------------
Consolidated net sales    100.0%   100.0%   100.0%
==================================================

(1) Pharmacy sales includes the Retail segment's pharmacy sales, the PBM segment's total sales and the effect of the intersegment sales elimination discussed in the table below.

Following is a reconciliation of the Company's business segments to the consolidated financial statements:

===========================================================================================================================
                                                 Retail          PBM      Intersegment              Other     Consolidated
In millions                                     Segment       Segment   Eliminations(1)     Adjustments(2)          Totals
---------------------------------------------------------------------------------------------------------------------------
1998:
         Net sales                             $15,081.1       $488.4        $(295.9)         $     --         $15,273.6
         Operating profit                          927.8         12.7             --            (168.3)            772.2
         Depreciation and amortization             248.6          1.1             --                --             249.7
         Total assets                            6,652.1        119.6          (35.5)               --           6,736.2
         Capital expenditures                      498.0          4.3             --                --             502.3
===========================================================================================================================
1997:
         Net sales                             $13,649.4       $320.7        $(220.5)         $     --         $13,749.6
         Operating profit                          771.2          7.9             --            (517.7)            261.4
         Depreciation and amortization             237.8          0.4             --                --             238.2
         Total assets                            5,937.3         60.6          (19.0)               --           5,978.9
         Capital expenditures                      339.6          2.0             --                --             341.6
===========================================================================================================================
1996:
         Net sales                             $11,766.3       $208.9        $(143.6)         $     --         $11,831.6
         Operating profit                          602.5          2.2             --             (12.8)            591.9
         Depreciation and amortization             205.2          0.2             --                --             205.4
         Total assets                            6,003.5         32.8          (21.4)               --           6,014.9
         Capital expenditures                      326.9          2.0             --                --             328.9
===========================================================================================================================

(1) Intersegment eliminations relate to intersegment sales and accounts receivables that occur when a PBM segment customer uses a Retail segment store to purchase covered merchandise. When this occurs, both segments record the sale on a stand-alone basis.

(2) Other adjustments relate to the merger and restructuring charges discussed in Note 3 and a $12.8 million charge that was recorded when Rite Aid Corporation withdrew its tender offer to acquire Revco. This event took place in 1996 before the CVS/Revco Merger. The merger and restructuring charges are not considered when management assesses the stand-alone performance of the Company's business segments.

Notes to Consolidated Financial Statements

13    Reconciliation of Earnings Per Common Share

Following is a reconciliation of basic and diluted earnings per common share for the years ended December 31:

=============================================================================================================
In millions, except per share amounts                                     1998           1997           1996
-------------------------------------------------------------------------------------------------------------
Numerator for earnings per common share calculation:
    Earnings from continuing operations before extraordinary item       $396.4        $ 76.5         $ 372.4
    Preference dividends, net of tax benefit                             (13.6)        (13.7)          (14.5)
-------------------------------------------------------------------------------------------------------------
    Earnings from continuing operations available to common
       shareholders, basic                                              $382.8        $ 62.8         $ 357.9
-------------------------------------------------------------------------------------------------------------
    Earnings (loss) from discontinued operations                            --          17.5          (164.2)
    Extraordinary loss                                                      --         (17.1)             --
-------------------------------------------------------------------------------------------------------------
    Net earnings available to common shareholders, basic                $382.8        $ 63.2         $ 193.7
=============================================================================================================
    Earnings from continuing operations before extraordinary item       $396.4        $ 76.5         $ 372.4
    Effect of dilutive securities:
       Preference dividends, net of tax benefit                             --         (13.7)             --
       Dilutive earnings adjustments                                      (0.8)           --            (7.5)
-------------------------------------------------------------------------------------------------------------
    Earnings from continuing operations available to common
       shareholders, diluted                                            $395.6        $ 62.8         $ 364.9
-------------------------------------------------------------------------------------------------------------
    Earnings (loss) from discontinued operations                            --          17.5          (164.2)
    Extraordinary loss                                                      --         (17.1)             --
-------------------------------------------------------------------------------------------------------------
    Net earnings available to common shareholders, diluted              $395.6        $ 63.2         $ 200.7
=============================================================================================================
Denominator for earnings per common share calculation:
    Weighted average common shares, basic                                387.1         377.2           366.9
    Effect of dilutive securities:
       Preference stock                                                   10.5            --            11.7
       Stock options                                                       7.6           7.9             5.0
-------------------------------------------------------------------------------------------------------------
    Weighted average common shares, diluted                              405.2         385.1           383.6
=============================================================================================================
Basic earnings per common share:
    Earnings from continuing operations before extraordinary item       $ 0.99        $ 0.17         $  0.98
    Earnings (loss) from discontinued operations                            --          0.05           (0.45)
    Extraordinary item, net of tax benefit                                  --         (0.05)             --
-------------------------------------------------------------------------------------------------------------
    Net earnings                                                        $ 0.99        $ 0.17         $  0.53
=============================================================================================================
Diluted earnings per common share:
    Earnings from continuing operations before extraordinary item       $ 0.98        $ 0.16         $  0.95
    Earnings (loss) from discontinued operations                            --          0.05           (0.43)
    Extraordinary item, net of tax benefit                                  --         (0.05)             --
-------------------------------------------------------------------------------------------------------------
    Net earnings                                                        $ 0.98        $ 0.16         $  0.52
=============================================================================================================

Notes to Consolidated Financial Statements

14    Commitments & Contingencies

In connection with certain business dispositions completed between 1991 and 1997, the Company continues to guarantee lease obligations for approximately 1,600 former stores. The Company is indemnified for these obligations by the respective purchasers. Assuming that each respective purchaser became insolvent, an event which the Company believes to be highly unlikely, management estimates that it could settle these obligations for approximately $1.1 billion as of December 31,1998. In the opinion of management, the ultimate disposition of these guarantees will not have a material adverse effect on the Company's consolidated financial condition, results of operations or future cash flows.

The Company is also a defendant in various lawsuits arising in the ordinary course of business. In the opinion of management and the Company's outside counsel, the ultimate disposition of these lawsuits, exclusive of potential insurance recoveries, will not have a material adverse effect on the Company's consolidated financial condition, results of operations or future cash flows.

15    Quarterly Financial Information (Unaudited)

===================================================================================================================================
In millions, except per share amounts                                      1st Quarter   2nd Quarter    3rd Quarter    4th Quarter
-----------------------------------------------------------------------------------------------------------------------------------
Net sales:
      1998                                                                  $  3,601.5    $  3,755.9     $  3,725.1     $  4,191.1
      1997                                                                     3,397.8       3,406.8        3,328.7        3,616.3
-----------------------------------------------------------------------------------------------------------------------------------
Gross margin:
      1998                                                                  $  1,006.9    $  1,020.5     $    995.3     $  1,106.5
      1997                                                                       967.9         873.0          905.6          971.8
-----------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations before extraordinary item:
      1998                                                                  $    132.0    $     16.2     $    102.4     $    145.8
      1997                                                                        92.1        (221.4)          82.2          123.6
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss):
      1998                                                                  $    132.0    $     16.2     $    102.4     $    145.8
      1997                                                                        92.2        (221.1)          82.2          123.6
-----------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share from continuing operations before extraordinary item:
      1998:    Basic                                                        $     0.34    $     0.03     $     0.25     $     0.37
               Diluted                                                            0.33          0.03           0.25           0.36
      1997:    Basic                                                              0.24         (0.60)          0.21           0.31
               Diluted                                                            0.23         (0.60)          0.20           0.31
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) per common share:
      1998:    Basic                                                        $     0.34    $     0.03     $     0.25     $     0.37
               Diluted                                                            0.33          0.03           0.25           0.36
      1997:    Basic                                                              0.24         (0.60)          0.21           0.31
               Diluted                                                            0.23         (0.60)          0.20           0.31
-----------------------------------------------------------------------------------------------------------------------------------
Market price per common share (New York Stock Exchange):
      1998:    High                                                         $  37-7/16    $   39-5/8     $   46-1/2     $ 55-11/16
               Low                                                             31-1/16        33-3/8         36-3/8       42-1/16
      1997:    High                                                            24             26-7/8         30           35
               Low                                                             19-1/2         22-1/8         25-7/16      27-5/16
-----------------------------------------------------------------------------------------------------------------------------------
Dividends declared per common share:
      1998                                                                  $   0.0550    $   0.0550     $   0.0575     $   0.0575
      1997                                                                      0.0550        0.0550         0.0550         0.0550
-----------------------------------------------------------------------------------------------------------------------------------
Number of registered common shareholders at year-end:
      1998                                                                                                                  10,500
===================================================================================================================================

Five Year Financial Summary

===============================================================================================================================
In millions, except per share amounts                                1998         1997        1996         1995        1994
-------------------------------------------------------------------------------------------------------------------------------
Results of operations:(3)
 Net sales                                                        $15,273.6    $13,749.6    $11,831.6   $10,513.1     $9,469.1
 Operating profit                                                     772.2        261.4        591.9       271.7        416.8
 Comparable operating profit(1)                                       940.5        779.1        604.7       486.8        416.8
 Earnings from continuing operations before extraordinary item        396.4         76.5        372.4        83.4        185.9
 Comparable earnings from continuing operations before
    extraordinary item(2)                                             510.1        419.2        306.8       210.2        185.9
 Net earnings (loss)                                                  396.4         76.9        208.2      (547.1)       400.2
-------------------------------------------------------------------------------------------------------------------------------
Per common share:
 Earnings from continuing operations before extraordinary item:
      Basic                                                       $    0.99    $    0.17    $    0.98   $    0.18     $   0.47
      Diluted                                                          0.98         0.16         0.95        0.18         0.47
 Comparable earnings from continuing operations before
    extraordinary item:(2)
      Basic                                                            1.28         1.08         0.80        0.53         0.47
      Diluted                                                          1.26         1.05         0.78        0.53         0.47
 Weighted average number of common shares outstanding used to
    calculate comparable diluted earnings per common share            405.2        396.0        383.6       364.8        361.6
 Cash dividends                                                       0.225        0.220        0.220       0.760        0.760
-------------------------------------------------------------------------------------------------------------------------------
Financial position and other data:
 Total assets                                                     $ 6,763.2    $ 5,978.9    $ 6,014.9   $ 6,614.4     $7,202.9
 Total long-term debt                                                 275.7        290.4      1,204.8     1,056.3      1,012.3
 Shareholders' equity                                               3,110.6      2,614.6      2,413.8     2,567.4      3,341.4
 Depreciation and amortization                                        249.7        238.2        205.4       186.4        169.5
 Number of stores                                                     4,122        4,094        4,204       3,715        3,617
-------------------------------------------------------------------------------------------------------------------------------
Percentage of net sales:
 Operating profit                                                       5.1%         1.9%         5.0%        2.6%         4.4%
 Comparable operating profit(1)                                         6.2%         5.7%         5.1%        4.6%         4.4%
 Earnings from continuing operations before extraordinary item          2.6%         0.6%         3.1%        0.8%         2.0%
 Comparable earnings from continuing operations before
    extraordinary item(2)                                               3.3%         3.0%         2.6%        2.0%         2.0%
 Net earnings (loss)                                                    2.6%         0.6%         1.8%       (5.2%)        4.2%
===============================================================================================================================


(1) Comparable operating profit excludes the pre-tax effect of the following non-recurring charges: (i) in 1998, $158.3 million ($107.8 million after-tax) related to the merger of CVS and Arbor and $10.0 million ($5.9 million after-tax) related to the markdown of non-compatible Arbor merchandise, (ii) in 1997, $411.7 million ($273.7 million after-tax) related to the merger of CVS and Revco, $75.0 million ($49.9 million after-tax) related to the markdown of non-compatible Revco merchandise and $31.0 million ($19.1 million after-tax) related to the restructuring of Big B, Inc., (iii) in 1996, $12.8 million ($6.5 million after-tax) related to the write-off of costs incurred in connection with the failed merger of Rite Aid Corporation and Revco and (iv) in 1995, $165.5 million ($97.7 million after-tax) related to the Company's strategic restructuring program and the early adoption of SFAS No. 121, and $49.5 million ($29.1 million after-tax) related to the Company changing its policy from capitalizing internally developed software costs to expensing the costs as incurred, outsourcing certain technology functions and retaining certain employees until their respective job functions were transitioned.

(2) Comparable earnings from continuing operations before extraordinary item and comparable earnings per common share from continuing operations before extraordinary item exclude the after-tax effect of the charges discussed in Note (1) above and a $121.4 million ($72.1 million after-tax) gain realized during 1996 upon the sale of certain equity securities received from the sale of Marshalls.

(3) Prior to the Mergers, Arbor's fiscal year ended on July 31 and Revco's fiscal year ended on the Saturday closest to May 31. In recording the business combinations, Arbor's and Revco's historical stand-alone consolidated financial statements have been restated to a December 31 year-end, to conform with CVS' fiscal year-end. As permitted by the rules and regulations of the Securities and Exchange Commission, Arbor's fiscal year ended July 31, 1995 and Revco's fiscal year ended June 3, 1995 have been combined with CVS' fiscal year ended December 31, 1994.