Form 10-K, Exhibit 13
period 2000-12-30
CVS CORP
filed 2001-03-19
CIK 64803

                                                                      Exhibit 13

INTRODUCTION

We strongly recommend that you read our accompanying audited consolidated financial statements and footnotes along with this important discussion and analysis.

RESULTS OF OPERATIONS

Fiscal 2000, which ended on December 30, 2000 and fiscal 1998, which ended on December 26, 1998, each included 52 weeks. Fiscal 1999, which ended on January 1, 2000, included 53 weeks.

NET SALES increased 11.0% in 2000 to $20.1 billion. This compares to increases of 18.5% in 1999 and 11.1% in 1998. Same store sales, consisting of sales from stores that have been open for more than one year, rose 10.9% in 2000, 12.5% in 1999 and 10.8% in 1998. Pharmacy same store sales increased 17.7% in 2000, 19.4% in 1999 and 16.5% in 1998. Our pharmacy sales as a percentage of total net sales were 63% in 2000, 59% in 1999 and 58% in 1998. Our third party prescription sales as a percentage of total pharmacy sales were 89% in 2000, 87% in 1999 and 84% in 1998.

As you review our sales performance, we believe you should consider the following important information:

o Our pharmacy sales growth continued to benefit from our ability to attract and retain managed care customers and favorable industry trends. These trends include an aging American population; many "baby boomers" are now in their fifties and are consuming a greater number of prescription drugs. The increased use of pharmaceuticals as the first line of defense for healthcare and the introduction of a number of successful new prescription drugs also contributed to the growing demand for pharmacy services.

o Our front store sales growth was driven by strong performance in the general merchandise, health and beauty, convenience foods and film and photofinishing categories.

o The increase in net sales in 2000 was negatively affected by the 53rd week in 1999. Excluding the impact of the 53rd week in 1999, comparable net sales increased 13.4% in 2000 when compared to 1999.

o The increase in net sales in 1999 was positively affected by the 53rd week in 1999. Excluding the impact of the 53rd week in 1999, comparable net sales increased 16.0% in 1999 when compared to 1998.


o The increase in net sales in 1998 was positively affected by our efforts to improve the performance of the Revco stores, which we acquired in 1997. To do this, we converted the retained Revco stores to the CVS store format and relocated certain stores. Our performance during the conversion period was positively affected by temporary promotional events.

o We continued to relocate our existing shopping center stores to larger, more convenient, freestanding locations. Historically, we have achieved significant improvements in customer count and net sales when we do this. The resulting increase in net sales has typically been driven by an increase in front store sales, which normally have a higher gross margin. We believe that our relocation program offers a significant opportunity for future growth, as only 39% of our existing stores are freestanding. We currently expect to have approximately 44% of our stores in freestanding locations by the end of 2001. Our long-term goal is to have 80% of our stores located in freestanding sites. We cannot, however, guarantee that future store relocations will deliver the same results as those historically achieved. Please read the "Cautionary Statement Concerning Forward-Looking Statements" section below.

GROSS MARGIN as a percentage of net sales was 26.7% in 2000. This compares to 26.9% in 1999 and 27.0% in 1998. As you review our gross margin performance, please remember to consider the impact of the following nonrecurring charge:

o During 1998, we recorded a $10.0 million charge to cost of goods sold to reflect markdowns on noncompatible Arbor merchandise, which resulted from the CVS/Arbor merger transaction. Please read Note 10 to the consolidated financial statements for other important information about the CVS/Arbor merger.

If you exclude the effect of this nonrecurring charge, our comparable gross margin as a percentage of net sales was 26.7% in 2000, 26.9% in 1999 and 27.1% in 1998.

Why has our comparable gross margin rate been declining?

o Pharmacy sales are growing at a faster pace than front store sales. On average, our gross margin on pharmacy sales is lower than our gross margin on front store sales.

o Sales to customers covered by third party insurance programs have continued to increase and, thus, have become a larger part of our total pharmacy business. On average, our gross margin on third party pharmacy sales is lower than our gross margin on cash pharmacy sales.

o Our third party gross margin rates have historically reflected varying degrees of pressure due to the efforts of managed care organizations and other pharmacy benefit managers to reduce prescription drug costs. To address this trend, we have dropped and/or renegotiated a number of third party programs that fell below our minimum profitability standards. These continuing efforts have resulted in a stabilization of third party rates. However, in the event this trend were to continue and we elect to drop additional programs and/or decide not to participate in future programs that fall below our minimum profitability standards, we may not be able to sustain our current rate of sales growth.

TOTAL OPERATING EXPENSES were 20.1% of net sales in 2000. This compares to 20.6% of net sales in 1999 and 22.1% in 1998. As you review our performance in this area, please remember to consider the impact of the following nonrecurring gain and charge:

o During 2000, we recorded a $19.2 million pre-tax ($11.5 million after-tax) nonrecurring gain in total operating expenses, which represented a partial payment of our share of the settlement proceeds from a class action lawsuit against certain manufacturers of brand name prescription drugs. The timing and amount of any future payments have yet to be determined.

o During 1998, we recorded a $147.3 million pre-tax ($101.3 million after-tax) charge in total operating expenses for direct and other merger-related costs pertaining to the CVS/Arbor merger transaction and related restructuring activities. In addition, we incurred $31.3 million of nonrecurring costs ($18.4 million after-tax) in connection with eliminating Arbor's information technology systems and Revco's noncompatible store merchandise fixtures. Please read Note 10 to the consolidated financial statements for other important information about the CVS/Arbor merger.

If you exclude the effect of the nonrecurring gain and charges we recorded in 2000 and 1998, respectively, comparable total operating expenses as a percentage of net sales were 20.2% in 2000, 20.6% in 1999 and 20.9% in 1998.


What have we done to improve our comparable total operating expenses as a percentage of net sales?

o Our strong sales performance has consistently allowed our net sales to grow at a faster pace than total operating expenses.

o Our information technology initiatives have led to greater productivity, which has resulted in lower operating costs, particularly at the store level.

OPERATING PROFIT increased $187.2 million in 2000 to $1.3 billion. This compares to $1.1 billion in 1999 and $751.9 million in 1998. If you exclude the effect of the nonrecurring gain we recorded in total operating expenses in 2000 and the nonrecurring charges we recorded in gross margin and in total operating expenses in 1998, our comparable operating profit increased $168.0 million in 2000 to $1.3 billion (or 14.8%). This compares to $1.1 billion in 1999 and $940.5 million in 1998. Comparable operating profit as a percentage of net sales was 6.5% in 2000, 6.3% in 1999 and 6.2% in 1998.

INTEREST EXPENSE, NET consisted of the following:


-------------------------------  ----------------------------------
                                          FISCAL YEAR
IN MILLIONS                           2000        1999         1998
-------------------------------  ---------   ---------   ----------
Interest expense                 $    84.1     $  66.1     $  69.7
Interest income                       (4.8)       (7.0)       (8.8)
-------------------------------  ---------   ---------   ----------
Interest expense, net            $    79.3     $  59.1     $  60.9
-------------------------------  ---------   ---------   ----------


The increase in interest expense in 2000 was primarily due to higher average interest rates and higher average borrowing during the year.

INCOME TAX PROVISION ~ Our effective income tax rate was 40.0% in 2000, 41.0% in 1999 and 44.4% in 1998. The decrease in our effective income tax rate in 2000 and 1999 was primarily due to lower state income taxes. Our effective income tax rate was higher in 1998 because certain components of the nonrecurring charges we recorded in conjunction with the CVS/Arbor merger transaction were not deductible for income tax purposes.

NET EARNINGS increased $110.9 million to $746.0 million (or $1.83 per diluted share) in 2000. This compares to $635.1 million (or $1.55 per diluted share) in 1999 and $384.5 million (or $0.95 per diluted share) in 1998. If you exclude the effect of the nonrecurring gain we recorded in total operating expenses in 2000 and the nonrecurring charges we recorded in gross margin and in total operating expenses in 1998, our comparable net earnings increased $99.4 million to $734.5 million (or $1.80 per diluted share) in 2000. This compares to $635.1 million (or $1.55 per diluted share) in 1999 and $510.1 million (or $1.26 per diluted share) in 1998.

LIQUIDITY & CAPITAL RESOURCES

LIQUIDITY ~ We generally finance our working capital and capital expenditure requirements with internally generated funds and our commercial paper program. In addition, we may elect to use additional long-term borrowings and/or other financing sources in the future to support our continued growth.

Our commercial paper program is supported by a $670 million, five-year unsecured revolving credit facility, which expires on May 30, 2002 and a $995 million unsecured revolving credit facility, which expires on May 25, 2001. We can also obtain short-term financing through various uncommitted lines of credit. As of December 30, 2000, we had $589.6 million of commercial paper outstanding at a weighted average interest rate of 6.9%.

Our credit facilities and unsecured senior notes contain customary restrictive financial and operating covenants. We do not believe that the restrictions contained in these covenants materially affect our financial or operating flexibility.

On March 6, 2000, the Board of Directors approved a common stock repurchase program, which allows the Company to acquire up to $1 billion of its common stock. During 2000, we repurchased 4.7 million shares of common stock at an aggregate cost of $163.2 million.

On September 18, 2000, the Company completed the acquisition of certain assets of Stadtlander Pharmacy of Pittsburgh, Pennsylvania, a subsidiary of Bergen Brunswig Corporation, for $124 million in cash plus the assumption of certain liabilities. The results of operations of Stadtlander have been included in the consolidated financial statements since this date.

CAPITAL RESOURCES ~ Although there can be no assurance and assuming market interest rates remain favorable, we currently believe that we will continue to have access to capital at attractive interest rates in 2001. We further believe that our cash on hand and cash provided by operations, together with our ability to obtain additional short-term and long-term financing, will be sufficient to cover our future working capital needs, capital expenditures and debt service requirements for at least the next 12 months.

NET CASH PROVIDED BY OPERATIONS ~ Net cash provided by operations increased to $780.2 million in 2000. This compares to $726.3 million in 1999 and $292.4 million in 1998. The improvement in net cash provided by operations was primarily the result of higher net earnings. As of December 30, 2000, the future cash payments associated with various restructuring programs totaled $105.2 million, which primarily consists of continuing lease obligations extending through 2020.

CAPITAL EXPENDITURES ~ Our capital expenditures, before the effect of the sale-leaseback transactions discussed below, totaled $695.3 million in 2000. This compared to $722.7 million in 1999 and $502.3 million in 1998. During 2000, we opened 158 new stores, relocated 230 existing stores and closed 123 stores. This includes 34 new ProCare stores and 1 relocation. We also entered three new major markets in 2000 including Chicago, Illinois, Tampa and Orlando, Florida. As of December 30, 2000, we operated 4,133 retail and specialty pharmacy stores in 31 states and the District of Columbia. This compares to 4,098 stores as of January 1, 2000. The Company finances a portion of its store development program through sale-leaseback transactions. Proceeds from sale-leaseback transactions totaled $299.3 million in 2000 and $229.2 million in 1999. The properties were sold at net book value and the resulting leases are being accounted for as operating leases.

RECENT ACCOUNTING PRONOUNCEMENTS

Effective fiscal 2001, we adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities-an amendment to FASB Statement No. 133." These statements, which establish the accounting and financial reporting requirements for derivative instruments, require companies to recognize derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The adoption of this standard did not have a material effect on our consolidated financial statements.

During the fourth quarter of 2000, we adopted the Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements." This bulletin summarizes the application of generally accepted accounting principles to revenue recognition in financial statements. The adoption of this standard did not have a material effect on our consolidated financial statements.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this Annual Report that are subject to risks and uncertainties that could cause actual results to differ materially. For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. We strongly recommend that you become familiar with the specific risks and uncertainties that we have outlined for you under the caption "Cautionary Statement Concerning Forward-Looking Statements" in our Annual Report on Form 10-K for the year ended December 30, 2000.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The integrity and objectivity of the financial statements and related financial information in this Annual Report are the responsibility of the management of the Company. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include, when necessary, the best estimates and judgments of management.

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

KPMG LLP, independent auditors, were engaged to render an opinion regarding the fair presentation of the consolidated financial statements of the Company. Their accompanying report is based upon an audit conducted in accordance with auditing standards generally accepted in the United States of America and included a review of the system of internal controls to the extent they considered necessary to support their opinion.

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


/s/ Thomas M. Ryan
--------------------
Thomas M. Ryan
Chairman of the Board, President and
Chief Executive Officer


/s/ David B. Rickard
--------------------
David B. Rickard
Executive Vice President and Chief Financial Officer

February 1, 2001


INDEPENDENT AUDITORS' REPORT
KPMG LLP

Board of Directors and Shareholders
CVS Corporation:

We have audited the accompanying consolidated balance sheets of CVS Corporation and subsidiaries as of December 30, 2000 and January 1, 2000, and the related consolidated statements of operations, shareholders' equity, and cash flows for the fifty-two week period ended December 30, 2000, the fifty-three week period ended Janaury 1, 2000 and the fifty-two week period ended December 26, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CVS Corporation and subsidiaries as of December 30, 2000 and January 1, 2000, and the results of their operations and their cash flows for the fifty-two week period ended December 30, 2000, the fifty-three week period ended January 1, 2000 and the fifty-two week period ended December 26, 1998, in conformity with accounting principles generally accepted in the United States of America.


/s/ KPMG LLP
------------
KPMG LLP
Providence, Rhode Island

February 1, 2001

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                        Fiscal Year Ended
                                                          December 30,        January 1,       December 26,
                                                                  2000             2000               1998
In Millions, Except Per Share Amounts                       (52 Weeks)        (53 Weeks)         (52 Weeks)
----------------------------------------------------   ---------------   ---------------   ---------------
Net sales                                                 $   20,087.5      $   18,098.3      $   15,273.6
Cost of goods sold, buying and warehousing costs              14,725.8          13,236.9          11,144.4
----------------------------------------------------   ---------------   ---------------   ---------------
 Gross margin                                                  5,361.7           4,861.4           4,129.2

Selling, general and administrative expenses                   3,742.4           3,448.0           2,949.0
Depreciation and amortization                                    296.6             277.9             249.7
Merger, restructuring and other nonrecurring charges                --                --             178.6
----------------------------------------------------   ---------------   ---------------   ---------------
 Total operating expenses                                      4,039.0           3,725.9           3,377.3
----------------------------------------------------   ---------------   ---------------   ---------------
Operating profit                                               1,322.7           1,135.5             751.9
Interest expense, net                                             79.3              59.1              60.9
----------------------------------------------------   ---------------   ---------------   ---------------
Earnings before income tax provision                           1,243.4           1,076.4             691.0
Income tax provision                                             497.4             441.3             306.5
----------------------------------------------------   ---------------   ---------------   ---------------
Net earnings                                                     746.0             635.1             384.5
Preference dividends, net of income tax benefit                   14.6              14.7              13.6
----------------------------------------------------   ---------------   ---------------   ---------------
Net earnings available to common shareholders             $      731.4      $      620.4      $      370.9
===================================================    ===============   ===============   ===============

BASIC EARNINGS PER COMMON SHARE:
 Net earnings                                             $       1.87      $       1.59      $       0.96
----------------------------------------------------   ---------------   ---------------   ---------------

 Weighted average common shares outstanding                      391.0             391.3             387.1
===================================================    ===============   ===============   ===============

DILUTED EARNINGS PER COMMON SHARE:
 Net earnings                                             $       1.83      $       1.55      $       0.95
----------------------------------------------------   ---------------   ---------------   ---------------
 Weighted average common shares outstanding                      408.0             408.9             405.2
===================================================    ===============   ===============   ===============
DIVIDENDS DECLARED PER COMMON SHARE                       $      0.230      $      0.230      $      0.225
===================================================    ===============   ===============   ===============


See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS


---------------------------------------------------------------------------------------   ------------   ------------
                                                                                          December 30,    January 1,
In Millions, Except Shares and Per Share Amounts                                                  2000          2000
---------------------------------------------------------------------------------------   ------------   ------------

ASSETS:
 Cash and cash equivalents                                                                 $    337.3     $    230.0
 Accounts receivable, net                                                                       824.5          699.3
 Inventories                                                                                  3,557.6        3,445.5
 Deferred income taxes                                                                          124.9          139.4
 Other current assets                                                                            92.3           93.8
---------------------------------------------------------------------------------------   ------------   ------------
    TOTAL CURRENT ASSETS                                                                      4,936.6        4,608.0

 Property and equipment, net                                                                  1,742.1        1,601.0
 Goodwill, net                                                                                  818.5          706.9
 Other assets                                                                                   452.3          359.5
---------------------------------------------------------------------------------------   ------------   ------------
    TOTAL ASSETS                                                                           $  7,949.5     $  7,275.4
=======================================================================================  ============   ============

LIABILITIES:
 Accounts payable                                                                          $  1,351.5     $  1,454.2
 Accrued expenses                                                                             1,001.4          967.4
 Short-term borrowings                                                                          589.6          451.0
 Current portion of long-term debt                                                               21.6           17.3
---------------------------------------------------------------------------------------   ------------   ------------
    TOTAL CURRENT LIABILITIES                                                                 2,964.1        2,889.9

 Long-term debt                                                                                 536.8          558.5
 Deferred income taxes                                                                           28.0           27.2
 Other long-term liabilities                                                                    116.0          120.1

 Commitments and contingencies (Note 8)

SHAREHOLDERS' EQUITY:
 Preferred stock, $0.01 par value: authorized 120,619 shares; no shares issued
    or outstanding                                                                                 --             --
 Preference stock, series one ESOP convertible, par value $1.00:
    authorized 50,000,000 shares; issued and outstanding 5,006,000 shares at
    December 30, 2000, and 5,164,000 shares at January 1, 2000                                  267.5          276.0
 Common stock, par value $0.01: authorized 1,000,000,000 shares; issued 407,395,000
    shares at December 30, 2000, and 403,047,000 shares at January 1, 2000                        4.1            4.0
 Treasury stock, at cost: 15,073,000 shares at December 30, 2000, and 11,051,000 shares
    at January 1, 2000                                                                         (404.9)        (258.5)
 Guaranteed ESOP obligation                                                                    (240.6)        (257.0)
 Capital surplus                                                                              1,493.8        1,371.7
 Retained earnings                                                                            3,184.7        2,543.5
---------------------------------------------------------------------------------------   ------------   ------------
    TOTAL SHAREHOLDERS' EQUITY                                                                4,304.6        3,679.7
---------------------------------------------------------------------------------------   ------------   ------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                             $  7,949.5     $  7,275.4
=======================================================================================   ============   ============


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY


--------------------------------------------------------------------------------------------------------------------------------
                                                                          Fiscal Year Ended
                                                         Shares                                       Dollars
                                       -------------------------------------------  --------------------------------------------
                                         December 30,     January 1,  December 26,     December 30,    January 1,   December 26,
In Millions                                      2000           2000          1998             2000          2000           1998
--------------------------------------------------------------------------------------------------------------------------------
PREFERENCE STOCK:
 Beginning of year                                5.2           5.2            5.3      $   276.0      $   280.0     $   284.6
 Conversion to common stock                      (0.2)           --           (0.1)          (8.5)          (4.0)         (4.6)
--------------------------------------------------------------------------------------------------------------------------------
 End of year                                      5.0           5.2            5.2          267.5          276.0         280.0
================================================================================================================================
COMMON STOCK:
 Beginning of year                              403.0         401.4          393.7            4.0            4.0           3.9
 Stock options exercised and awards
  under stock plans                               4.4           1.0            7.5            0.1             --           0.1
 Other                                             --           0.6            0.2             --             --            --
--------------------------------------------------------------------------------------------------------------------------------
 End of year                                    407.4         403.0          401.4            4.1            4.0           4.0
================================================================================================================================
TREASURY STOCK:
 Beginning of year                              (11.1)        (11.2)         (11.3)        (258.5)        (260.2)       (262.9)
 Purchase of treasury shares                     (4.7)           --             --         (163.2)            --            --
 Conversion of preference stock                   0.4           0.2            0.2            9.1            4.0           4.2
 Other                                            0.3          (0.1)          (0.1)           7.7           (2.3)         (1.5)
--------------------------------------------------------------------------------------------------------------------------------
 End of year                                    (15.1)        (11.1)         (11.2)        (404.9)        (258.5)       (260.2)
================================================================================================================================
GUARANTEED ESOP OBLIGATION:
 Beginning of year                                                                         (257.0)        (270.7)       (292.2)
 Reduction of guaranteed ESOP
  obligation                                                                                 16.4           13.7          21.5
--------------------------------------------------------------------------------------------------------------------------------
 End of year                                                                               (240.6)        (257.0)       (270.7)
================================================================================================================================
CAPITAL SURPLUS:
 Beginning of year                                                                        1,371.7        1,336.4       1,154.0
 Conversion of preference stock                                                              (0.7)           0.1           0.3
 Stock options exercised and awards
  under stock plans                                                                         120.1           31.3         176.2
 Other                                                                                        2.7            3.9           5.9
--------------------------------------------------------------------------------------------------------------------------------
 End of year                                                                              1,493.8        1,371.7       1,336.4
================================================================================================================================
RETAINED EARNINGS:
 Beginning of year                                                                        2,543.5        2,021.1       1,739.1
 Net earnings                                                                               746.0          635.1         384.5
 Dividends:
  Preference stock, net of income
     tax benefit                                                                            (14.6)         (14.7)        (13.6)
  Common stock                                                                              (90.2)         (90.0)        (88.9)
 Immaterial pooling of interests                                                               --           (8.0)           --
--------------------------------------------------------------------------------------------------------------------------------
 End of year                                                                              3,184.7        2,543.5       2,021.1
================================================================================================================================
TOTAL SHAREHOLDERS' EQUITY                                                              $ 4,304.6      $ 3,679.7     $ 3,110.6
================================================================================================================================


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------- ---------------------------------------------
                                                                                 Fiscal Year Ended
                                                                      December 30,     January 1,    December 26,
                                                                              2000           2000            1998
In Millions                                                             (52 Weeks)     (53 Weeks)      (52 Weeks)
------------------------------------------------------------------- -------------- -------------- ---------------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net earnings                                                            $   746.0      $   635.1      $   384.5
 Adjustments required to reconcile net earnings to net cash
  provided by operating activities:
   Depreciation and amortization                                             296.6          277.9          249.7
   Merger, restructuring and other nonrecurring charges                         --             --          188.6
   Deferred income taxes and other noncash items                              43.8          124.8           80.6
 Change in operating assets and liabilities providing/(requiring)
  cash, net of effects from acquisitions:
   Accounts receivable, net                                                  (86.7)         (48.9)        (197.9)
   Inventories                                                               (98.1)        (255.0)        (315.0)
   Other current assets                                                        7.0          (16.7)         (18.5)
   Other assets                                                              (50.1)         (97.9)           7.2
   Accounts payable                                                         (133.6)         166.8           52.6
   Accrued expenses                                                           59.6          (37.7)        (134.5)
   Other long-term liabilities                                                (4.3)         (22.1)          (4.9)
------------------------------------------------------------------- -------------- -------------- ---------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                    780.2          726.3          292.4
=================================================================== ============== ============== ===============
CASH FLOWS FROM INVESTING ACTIVITIES:
 Additions to property and equipment                                        (695.3)        (722.7)        (502.3)
 Proceeds from sale-leaseback transactions                                   299.3          229.2             --
 Acquisitions, net of cash                                                  (263.3)        (101.1)        (133.6)
 Proceeds from sale or disposal of assets                                     18.8           28.2           50.5
------------------------------------------------------------------- -------------- -------------- ---------------
NET CASH USED IN INVESTING ACTIVITIES                                       (640.5)        (566.4)        (585.4)
=================================================================== ============== ============== ===============
CASH FLOWS FROM FINANCING ACTIVITIES:
 Additions to (reductions in) short-term borrowings                          138.7         (324.5)         304.6
 Proceeds from exercise of stock options                                      97.8           20.4          121.1
 (Reductions in) additions to long-term debt                                 (0.9)          298.1          (41.9)
 Dividends paid                                                             (104.8)        (104.7)        (102.5)
 Purchase of treasury shares                                                (163.2)            --             --
------------------------------------------------------------------- -------------- -------------- ---------------
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES                          (32.4)        (110.7)         281.3
=================================================================== ============== ============== ===============
Net increase (decrease) in cash and cash equivalents                         107.3           49.2          (11.7)
Cash and cash equivalents at beginning of year                               230.0          180.8          192.5
------------------------------------------------------------------- -------------- -------------- ---------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                 $   337.3      $   230.0      $   180.8
=================================================================== ============== ============== ===============


See accompanying notes to consolidated financial statements.

1        SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS ~ CVS Corporation ("CVS" or the "Company") is principally in the retail drugstore business. As of December 30, 2000, the Company operated 4,133 retail and specialty pharmacy drugstores and various mail order facilities located in 31 states and the District of Columbia. See Note 9 for further information about the Company's business segments.

BASIS OF PRESENTATION ~ The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

FISCAL YEAR ~ The Company operates on a "52/53 week" fiscal year. Fiscal year 2000 ended December 30, 2000 and included 52 weeks. Fiscal 1999 and 1998 ended on January 1, 2000 and December 26, 1998 and included 53 weeks and 52 weeks, respectively. Unless otherwise noted, all references to years relate to the Company's fiscal year.

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

ACCOUNTS RECEIVABLE ~ Accounts receivable are stated net of an allowance for uncollectible accounts of $47.9 million and $41.1 million as of December 30, 2000 and January 1, 2000, respectively. The balance primarily includes amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies) and vendors.

INVENTORIES ~ Inventories are stated at the lower of cost or market using the first-in, first-out method.

FINANCIAL INSTRUMENTS ~ Financial instruments include cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings. Due to the short-term nature of these instruments, the Company's carrying value approximates fair value. The fair value of long-term debt was $290 million as of December 30, 2000. The Company has no investments in derivative financial instruments.

PROPERTY AND EQUIPMENT ~ Depreciation of property and equipment is computed on a straight-line basis, generally over the estimated useful lives of the asset or, when applicable, the term of the lease, whichever is shorter. Estimated useful lives generally range from 10 to 40 years for buildings and improvements, 3 to 10 years for fixtures, equipment and software and 5 to 10 years for leasehold improvements.

Following are the components of property and equipment included in the consolidated balance sheets as of the respective balance sheet dates:

--------------------------------- -------------- --------------
                                      December     January 1,
In Millions                           30, 2000           2000
--------------------------------- -------------- --------------
Land                                  $   97.1       $   89.6
Buildings and improvements               333.1          239.1
Fixtures, equipment and software       1,536.6        1,488.4
Leasehold improvements                   632.3          585.3
Capital leases                             2.2            2.2
--------------------------------- -------------- --------------
                                       2,601.3        2,404.6
Accumulated depreciation and
amortization                           (859.2)        (803.6)
--------------------------------- -------------- --------------
                                      $1,742.1       $1,601.0
--------------------------------- -------------- --------------

IMPAIRMENT OF LONG-LIVED ASSETS ~ The Company primarily groups and evaluates fixed and intangible assets at an individual store level, which is the lowest level at which individual cash flows can be identified. Goodwill is allocated to individual stores based on historical store contribution, which approximates store cash flow. Other intangible assets (i.e., patient prescription files and favorable lease interests) are typically store specific and, therefore, are directly assigned to individual stores. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset to the asset's estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the asset's estimated future cash flows (discounted and with interest charges). If the carrying amount exceeds the asset's estimated future cash flows (discounted and with interest charges), an impairment loss is recorded.

GOODWILL ~ Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, is amortized on a straight-line basis generally over periods of 40 years. Accumulated amortization was $127.3 million and $105.0 million as of December 30, 2000 and January 1, 2000, respectively. The Company evaluates goodwill for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. If the carrying amount of the goodwill exceeds the expected undiscounted future cash flows, the Company records an impairment loss.

OTHER ASSETS ~ Other assets primarily include patient prescription file purchases, which are amortized on a straight-line basis over their estimated useful life, cash surrender values of certain Company-owned life insurance policies and favorable leases, which are amortized on a straight-line basis over the life of the lease.

REVENUE RECOGNITION ~ The Company recognizes revenue from the sale of merchandise at the time the merchandise is sold. Service revenue from the Company's pharmacy benefit management segment and internet segment is recognized at the time the service is provided.

VENDOR ALLOWANCES ~ The total value of any up-front or other periodic payments received from vendors that are linked to purchase commitments is initially deferred. The deferred amounts are then amortized to reduce cost of goods sold over the life of the contract based upon periodic purchase volume. The total value of any up-front or other periodic payments received from vendors that are not linked to purchase commitments is also initially deferred. The deferred amounts are then amortized to reduce cost of goods sold on a straight-line basis over the life of the related contract. Funds that are directly linked to advertising commitments are recognized as a reduction of advertising expense when the related advertising commitment is satisfied.

STORE OPENING AND CLOSING COSTS ~ New store opening costs are charged directly to expense when incurred. When the Company closes a store, the estimated unrecoverable costs, including the remaining lease obligation, are charged to expense.

ADVERTISING COSTS ~ External costs incurred to produce media advertising are charged to expense when the advertising takes place.

STOCK-BASED COMPENSATION ~ The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." Under SFAS No. 123, companies can elect to account for stock-based compensation using a fair value based method or continue to measure compensation expense using the intrinsic value method prescribed in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has elected to continue to account for its stock-based compensation plans under APB Opinion No. 25. See Note 5 for further information about the Company's stock incentive plans.

INSURANCE ~ The Company is self-insured for general liability, workers' compensation and automobile liability claims up to $500,000. Third party insurance coverage is maintained for claims that exceed this amount. The Company's self-insurance accruals are calculated using standard insurance industry actuarial assumptions and the Company's historical claims experience.

INCOME TAXES ~ Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes as well as for the deferred tax effects of tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

INTEREST EXPENSE, NET ~ Interest expense was $84.1 million, $66.1 million and $69.7 million and interest income was $4.8 million, $7.0 million and $8.8 million in 2000, 1999 and 1998, respectively.

NONRECURRING GAIN ~ During 2000, the Company recorded a $19.2 million pre-tax ($11.5 million after-tax) nonrecurring gain in total operating expenses, which represented a partial payment of the Company's share of the settlement proceeds from a class action lawsuit against certain manufacturers of brand name prescription drugs. The timing and amount of any future payments have yet to be determined.

EARNINGS PER COMMON SHARE ~ Basic earnings per common share is computed by dividing: (i) net earnings, after deducting the after-tax dividends on the ESOP preference stock, by (ii) the weighted average number of common shares outstanding during the year (the "Basic Shares").

When computing diluted earnings per common share, the Company assumes that the ESOP preference stock is converted into common stock and all dilutive stock options are exercised. After the assumed ESOP preference stock conversion, the ESOP trust would hold common stock rather than ESOP preference stock and would receive common stock dividends (currently $0.23 per share) rather than ESOP preference stock dividends (currently $3.90 per share). Since the ESOP Trust uses the dividends it receives to service its debt, the Company would have to increase its contribution to the ESOP trust to compensate it for the lower dividends. This additional contribution would reduce the Company's net earnings, which in turn, would reduce the amounts that would be accrued under the Company's incentive compensation plans.

Diluted earnings per common share is computed by dividing: (i) net earnings, after accounting for the difference between the dividends on the ESOP preference stock and common stock and after making adjustments for the incentive compensation plans by (ii) Basic Shares plus the additional shares that would be issued assuming that all dilutive stock options are exercised and the ESOP preference stock is converted into common stock.

NEW ACCOUNTING PRONOUNCEMENTS ~ Effective fiscal 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities-an amendment to FASB Statement No. 133." These statements, which establish the accounting and financial reporting requirements for derivative instruments, require companies to recognize derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. The adoption of this standard did not have a material effect on the Company's consolidated financial statements.

During the fourth quarter of 2000, the Company adopted Staff Accounting Bulletin 101, "Revenue Recognition in Financial Statements." This bulletin summarizes the application of generally accepted accounting principles to revenue recognition in financial statements. The adoption of this standard did not have a material effect on the Company's consolidated financial statements.

2      BORROWINGS AND CREDIT AGREEMENTS

Following is a summary of the Company's borrowings as of the respective balance sheet dates:


------------------------------------ ------------- ------------
                                         DECEMBER    January 1,
IN MILLIONS                              30, 2000          2000
------------------------------------ ------------- ------------
Commercial paper                         $  589.6      $ 451.0
ESOP note payable(1)                        240.6        257.0
5.5% unsecured senior notes                 300.0        300.0
Mortgage notes payable                       16.6         17.3
Capital lease obligations                     1.2          1.5
------------------------------------ ------------- ------------
                                          1,148.0      1,026.8
Less:
 Short-term borrowings                    (589.6)       (451.0)
 Current portion of long-term debt         (21.6)        (17.3)
------------------------------------ ------------- ------------
                                         $  536.8      $ 558.5
------------------------------------ ------------- ------------


(1) See Note 4 for further information about the Company's ESOP Plan.

The Company's commercial paper program is supported by a $670 million, five-year unsecured revolving credit facility, which expires on May 30, 2002 and a $995 million unsecured revolving credit facility, which expires on May 25, 2001 (collectively, the "Credit Facilities"). The Credit Facilities require the Company to pay a quarterly facility fee of 0.07%, regardless of usage. The Company can also obtain up to $35.0 million of short-term financing through various uncommitted lines of credit. Interest paid totaled $98.3 million in 2000, $69.0 million in 1999 and $70.7 million in 1998. The weighted average interest rate for short-term borrowings was 6.9% as of December 30, 2000 and 6.2% as of January 1, 2000.

In February 1999, the Company issued $300 million of 5.5% unsecured senior notes due February 15, 2004. The proceeds from the issuance were used to repay outstanding commercial paper borrowings.

The Credit Facilities and unsecured senior notes contain customary restrictive financial and operating covenants. The covenants do not materially effect the Company's financial or operating flexibility.

As of December 30, 2000, the aggregate long-term debt maturing during the next five years, excluding capital lease obligations, is $21.6 million in 2001, $26.3 million in 2002, $32.1 million in 2003, $323.3 million in 2004 and $28.0 million in 2005.

3        LEASES

The Company and its subsidiaries lease retail stores, warehouse facilities, office facilities and equipment under noncancelable operating leases typically over periods ranging from 5 to 25 years, along with options that permit renewals for additional periods.

Following is a summary of the Company's net rental expense for operating leases for the respective years:

------------------------ -------------------------------------
                                     Fiscal Year
  In Millions                    2000        1999         1998
------------------------ ------------ ----------- ------------
  Minimum rentals          $   684.9    $   572.4   $   459.1
  Contingent rentals            66.3         64.8        60.3
------------------------ ------------ ----------- ------------
                               751.2        637.2       519.4
  Less: sublease income        (9.2)       (13.2)      (14.0)
------------------------ ------------ ----------- ------------
                           $   742.0    $   624.0   $   505.4
------------------------ ------------ ----------- ------------


Following is a summary of the future minimum lease payments under capital and operating leases as of December 30, 2000:


---------------------------------------- --------- -----------
                                           Capital   Operating
IN MILLIONS                                 Leases      Leases
---------------------------------------- --------- -----------
2001                                      $   0.4   $   718.6
2002                                          0.2       679.8
2003                                          0.2       637.7
2004                                          0.2       597.0
2005                                          0.2       542.7
Thereafter                                    0.9     4,955.3
---------------------------------------- --------- -----------
                                              2.1   $ 8,131.1
Less: imputed interest                       (0.9)
---------------------------------------- --------- -----------
Present value of capital lease            $   1.2
 obligations
---------------------------------------- --------- -----------

The Company finances a portion of its store development program through sale-leaseback transactions. Proceeds from sale-leaseback transactions totaled $299.3 million in 2000 and $229.2 million in 1999. The properties were sold at net book value and the resulting leases are being accounted for as operating leases and are included in the above table.

The future cash payments associated with the noncancelable lease obligations related to various restructuring programs totaled $83.6 million at December 30, 2000 and $98.5 million at January 1, 2000. The Company believes that the reserve balances as of December 30, 2000 are adequate to cover the remaining noncancelable lease liabilities associated with the various restructuring programs. These leases are included in the above table.


4        EMPLOYEE STOCK OWNERSHIP PLAN

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

Each share of ESOP Preference Stock has a guaranteed minimum liquidation value of $53.45, is convertible into 2.314 shares of common stock and is entitled to receive an annual dividend of $3.90 per share. The ESOP Trust uses the dividends received and contributions from the Company to repay the ESOP Note. As the ESOP
Note is repaid, ESOP Preference Stock is allocated to participants based on: (i) the ratio of each year's debt service payment to total current and future debt service payments multiplied by (ii) the number of unallocated shares of ESOP Preference Stock in the plan. As of December 30, 2000, 5.0 million shares of ESOP Preference Stock were outstanding, of which 2.0 million shares were allocated to participants and the remaining 3.0 million shares were held in the ESOP Trust for future allocations.

Annual ESOP expense recognized is equal to (i) the interest incurred on the ESOP Note plus (ii) the higher of (a) the principal repayments or (b) the cost of the shares allocated, less (iii) the dividends paid. Similarly, the guaranteed ESOP obligation is reduced by the higher of (i) the principal payments or (ii) the cost of shares allocated.

Following is a summary of the ESOP activity for the respective years:


--------------------------------- ----------------------------
                                          FISCAL YEAR
IN MILLIONS                            2000     1999      1998
--------------------------------- --------- -------- ---------
ESOP expense recognized             $  18.8   $ 16.6   $  25.8
Dividends paid                         19.5     20.1      20.5
Cash contributions                     18.8     16.6      25.8
Interest payments                      21.9     23.1      24.9
ESOP shares allocated                   0.3      0.3       0.4
--------------------------------- --------- -------- ---------


5        STOCK INCENTIVE PLANS

As of December 30, 2000, the Company had the following stock incentive plans:

1997 INCENTIVE COMPENSATION PLAN
The 1997 Incentive Compensation Plan (the "1997 ICP") provides for the granting of up to 23,382,245 shares of common stock in the form of stock options, stock appreciation rights, restricted shares, deferred shares and performance-based awards to selected officers, employees and directors of the Company. All grants under the 1997 ICP are awarded at fair market value on the date of grant. The right to exercise or receive these awards generally commences between one and five years from the date of the grant and expires not more than ten years after the date of the grant, provided that the holder continues to be employed by the Company. As of December 30, 2000, there were 11,930,278 shares available for future grants under the 1997 ICP.

Restricted shares issued under the 1997 ICP may not exceed 3.6 million shares. In 2000, 1999 and 1998, 952,251, 59,908 and 155,400 shares of restricted stock were granted at a weighted average grant date fair value of $30.58, $51.26 and $37.80, respectively. Participants are entitled to vote and receive dividends on their restricted shares, although they are subject to certain transfer restrictions. Compensation costs, which are recognized over the restricted period, totaled $5.9 million in 2000, $2.3 million in 1999 and $3.1 million in 1998.

THE 1996 DIRECTORS STOCK PLAN

The 1996 Directors Stock Plan (the "1996 DSP") provides for the granting of up to 346,460 shares of common stock to the Company's nonemployee directors (the "Eligible Directors"). The 1996 DSP allows the Eligible Directors to elect to receive shares of common stock in lieu of cash compensation. Eligible Directors may also elect to defer compensation payable in common stock until their service as a director concludes. As of December 30, 2000, there were 230,416 shares available for future grant under the 1996 DSP.


Following is a summary of the stock option activity for the respective years:


------------------------------------------------------------------------------------------------------------------------------
                                             2000                            1999                            1998
                                ------------------------------ ---------------------------------------------------------------
                                               WEIGHTED AVERAGE                 WEIGHTED AVERAGE               WEIGHTED AVERAGE
                                       SHARES    EXERCISE PRICE        SHARES     EXERCISE PRICE       SHARES    EXERCISE PRICE
------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year   12,964,600          $  27.38    11,982,122         $  23.31     16,070,146         $  16.95
Granted(1)                          6,964,015             33.84     2,175,342            48.02      3,119,410            37.16
Exercised                          (3,510,785)            19.55      (927,080)           18.87     (7,137,027)           15.01
Canceled                           (1,770,840)            37.37      (265,784)           37.65        (70,407)           26.48
------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year         14,646,990             31.11    12,964,600            27.38     11,982,122            23.31
------------------------------------------------------------------------------------------------------------------------------
Exercisable at end of year          4,048,842          $  18.85     6,065,351         $  17.92      6,127,402         $  17.16
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) During 2000, the Company granted 5.1 million stock options to substantially all full-time pharmacists and store managers.

Following is a summary of the stock options outstanding and exercisable as of December 30, 2000:


---------------------------------------------------------------------------------------------------------------------------
                                         OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
                           ------------------------------------------------------ -----------------------------------------
 RANGE OF                         NUMBER    WEIGHTED AVERAGE    WEIGHTED AVERAGE                NUMBER    WEIGHTED AVERAGE
 EXERCISE PRICES             OUTSTANDING      REMAINING LIFE      EXERCISE PRICE           EXERCISABLE      EXERCISE PRICE
---------------------------------------------------------------------------------------------------------------------------
 Under $15                        398,062                 4.2           $  11.84                386,920           $  12.13
 $15.01 to $20.00               2,631,166                 3.9              16.65              2,631,166              16.65
   20.01 to   25.00             1,355,267                 5.5              22.80                710,526              22.60
   25.01 to   40.00             8,586,392                 8.6              34.43                304,831              36.44
   40.01 to   51.56             1,676,103                 7.7              48.13                 15,399              42.52
---------------------------------------------------------------------------------------------------------------------------
 TOTAL                         14,646,990                 7.2           $  31.11              4,048,842           $  18.85
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------


The Company applies APB Opinion No. 25 to account for its stock incentive plans. Accordingly, no compensation cost has been recognized for stock options granted. Had compensation cost been recognized based on the fair value of stock options granted consistent with SFAS No. 123, net earnings and net earnings per common share ("EPS") would approximate the pro forma amounts shown below:



-------------------------------------   ------------------------------
                                                FISCAL YEAR
IN MILLIONS, EXCEPT PER SHARE AMOUNTS        2000        1999       1998
-------------------------------------   ---------  ----------  ---------
Net earnings:
  As reported                           $   746.0  $    635.1  $   384.5
  Pro forma                                 717.7       614.7      359.0
-------------------------------------   ---------  ----------  ---------
Basic EPS:
  As reported                           $    1.87  $     1.59  $    0.96
  Pro forma                                  1.80        1.53       0.89
-------------------------------------   ---------  ----------  ---------
Diluted EPS:
  As reported                           $    1.83  $     1.55  $    0.95
  Pro forma                                  1.76        1.50       0.88
-------------------------------------   ---------  ----------  ---------
-------------------------------------   ---------  ----------  ---------

The fair value of each stock option grant was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

-------------------------- -----------------------------------
                                      FISCAL YEAR
                                   2000        1999        1998
-------------------------- ----------- ----------- -----------
Dividend yield                    0.40%       0.58%       0.40%
Expected volatility              27.92%      25.86%      22.49%
Risk-free interest rate           6.25%       6.50%       5.75%
Expected life of options           6.5         6.0         7.0
-------------------------- ----------- ----------- -----------
-------------------------- ----------- ----------- -----------

1999 EMPLOYEE STOCK PURCHASE PLAN
The 1999 Employee Stock Purchase Plan provides for the granting of up to 7,400,000 shares of common stock. Under the plan, eligible employees may purchase common stock at the end of each six month offering period, at a purchase price equal to 85% of the lower of the fair market value on the first day or the last day of the offering period.

Employees pay for the shares ratably over each offering period through payroll deductions. As of December 30, 2000, approximately 875,000 shares of common stock have been issued under the plan.

6    PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

The Company sponsors a noncontributory defined benefit pension plan that covers certain full-time employees of Revco who are not covered by collective bargaining agreements. On September 20, 1997, the Company suspended future benefit accruals under this plan. Benefits paid to retirees are based upon age at retirement, years of credited service and average compensation during the five year period ending September 20, 1997. The plan is funded based on actuarial calculations and applicable federal regulations.

Pursuant to various labor agreements, the Company is also required to make contributions to certain union-administered pension and health and welfare plans that totaled $9.3 million, $8.4 million and $7.5 million in 2000, 1999 and 1998, respectively. The Company also has nonqualified supplemental executive retirement plans in place for certain key employees for whom it has purchased cost recovery variable life insurance.

DEFINED CONTRIBUTION PLANS
The Company sponsors a voluntary 401(k) Savings Plan that covers substantially all employees who meet plan eligibility requirements. The Company makes matching contributions consistent with the provisions of the plan. The Company also maintains a nonqualified, unfunded Deferred Compensation Plan for certain key employees. This plan provides participants the opportunity to defer portions of their compensation and receive matching contributions that they would have otherwise received under the 401(k) Savings Plan if not for certain restrictions and limitations under the Internal Revenue Code. The Company's contributions under the above defined contribution plans totaled $23.0 million, $17.0 million and $26.4 million in 2000, 1999 and 1998, respectively. The Company also sponsors an Employee Stock Ownership Plan. See Note 4 for further information about this plan.

OTHER POSTRETIREMENT BENEFITS
The Company provides postretirement healthcare and life insurance benefits to retirees who meet eligibility requirements. The Company's funding policy is generally to pay covered expenses as they are incurred.

Following is a reconciliation of the benefit obligation, fair value of plan assets and funded status of the Company's defined benefit and other postretirement benefit plans as of the respective balance sheet dates:

------------------------------------------------------------------------------------------------------------------------------
                                                             DEFINED BENEFIT PLANS               OTHER POSTRETIREMENT BENEFITS
IN MILLIONS                                                 2000               1999                   2000               1999
------------------------------------------------------------------------------------------------------------------------------

CHANGE IN BENEFIT OBLIGATION:
  Benefit obligation at beginning of year                $ 254.8            $ 297.6                $  14.0            $  14.0
  Service cost                                               0.9                0.7                     --                 --
  Interest cost                                             19.8               19.8                    1.0                0.9
  Actuarial loss (gain)                                      9.6              (40.3)                  (0.5)               1.1
  Benefits paid                                            (17.9)             (23.0)                  (1.1)              (2.0)
------------------------------------------------------------------------------------------------------------------------------
  Benefit obligation at end of year                      $ 267.2            $ 254.8                $  13.4            $  14.0
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
CHANGE IN PLAN ASSETS:
  Fair value at beginning of year                        $ 248.8            $ 223.1                $    --            $    --
  Actual return on plan assets                              (3.3)              37.3                     --                 --
  Company contributions                                      7.1               11.4                    1.1                2.0
  Benefits paid                                            (17.9)             (23.0)                  (1.1)              (2.0)
------------------------------------------------------------------------------------------------------------------------------
  Fair value at end of year(1)                           $ 234.7            $ 248.8                $    --            $    --
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
FUNDED STATUS:
  Funded status                                          $ (32.5)           $  (6.0)               $ (13.4)           $ (14.0)
  Unrecognized prior service cost                            1.0                1.1                   (0.8)              (0.9)
  Unrecognized net (gain) loss                             (27.7)             (60.6)                  (0.4)               0.8
------------------------------------------------------------------------------------------------------------------------------
  Accrued pension costs                                  $ (59.2)           $ (65.5)               $ (14.6)           $ (14.1)
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

(1) Plan assets consist primarily of mutual funds, common stock and insurance contracts.

Following is a summary of the net periodic pension cost for the defined benefit and other postretirement benefit plans for the respective years:


------------------------------------------ --------------------------------------- --- ----------------------------------------
                                                    DEFINED BENEFIT PLANS                   OTHER POSTRETIREMENT BENEFITS
IN MILLIONS                                        2000          1999         1998             2000         1999          1998
------------------------------------------ ------------ ------------- ------------ --- ------------- ------------ -------------
  Service cost                                 $    0.9     $    0.7      $    0.5         $    --       $    --      $    --
  Interest cost on benefit obligation              19.8         19.8          19.5              1.0           0.9          1.0
  Expected return on plan assets                  (18.6)       (16.6)        (16.4)             --            --           --
  Amortization of net (gain) loss                  (0.1)         1.3           1.2             (0.2)          --          (0.2)
  Amortization of prior service cost                0.1          0.1           0.1             (0.1)         (0.1)        (0.1)
------------------------------------------ ------------ ------------- ------------ --- ------------- ------------ -------------
  Net periodic pension cost                    $    2.1     $    5.3      $    4.9         $    0.7      $    0.8     $    0.7
------------------------------------------ ------------ ------------- ------------ --- ------------- ------------ -------------
------------------------------------------ ------------ ------------- ------------ --- ------------- ------------ -------------
WEIGHTED AVERAGE ASSUMPTIONS:
  Discount rate                                   7.75%         8.00%        6.75%             7.75%        7.75%         6.75%
  Expected return on plan assets                  9.25%         9.00%        9.00%              --            --           --
  Rate of compensation increase                   4.00%         4.00%        4.50%              --            --           --
------------------------------------------ ------------ ------------- ------------ --- ------------- ------------ -------------
------------------------------------------ ------------ ------------- ------------ --- ------------- ------------ -------------


For measurement purposes, future healthcare costs are assumed to increase at an annual rate of 8.0%, decreasing to an annual growth rate of 5.0% in 2004 and thereafter. A one percent change in the assumed health care cost trend rate would change the accumulated postretirement benefit obligation by $0.8 million and the total service and interest costs by $0.1 million.

7        INCOME TAXES

The income tax provision consisted of the following for the respective years:

-------------------------- ----------------------------------
                                      FISCAL YEAR
IN MILLIONS                       2000        1999       1998
-------------------------- ----------- ----------- ----------
Current:          Federal    $  397.2    $  289.6    $  197.3
                  State          73.9        68.4        41.4
-------------------------- ----------- ----------- ----------
                                471.1       358.0       238.7
-------------------------- ----------- ----------- ----------
Deferred:         Federal        21.9        72.6        44.1
                  State           4.4        10.7        23.7
-------------------------- ----------- ----------- ----------
                                 26.3        83.3        67.8
-------------------------- ----------- ----------- ----------
Total                        $  497.4    $  441.3    $  306.5
-------------------------- ----------- ----------- ----------
-------------------------- ----------- ----------- ----------

Following is a reconciliation of the statutory income tax rate to the Company's effective tax rate for the respective years:


----------------------------- --------------------------------
                                        FISCAL YEAR
                                    2000       1999       1998
----------------------------- ---------- ---------- ----------
Statutory income tax rate         35.0%      35.0%      35.0%
State income taxes, net of
 federal tax benefit               4.1        4.8        5.8
Goodwill and other                 0.9        1.2        1.2
----------------------------- ---------- ---------- ----------
Effective tax rate before
 merger-related costs             40.0       41.0       42.0
Merger-related costs (1)            --         --        2.4
----------------------------- ---------- ---------- ----------
Effective tax rate                40.0%      41.0%      44.4%
----------------------------- ---------- ---------- ----------
----------------------------- ---------- ---------- ----------

(1) Includes state tax effect.

Following is a summary of the significant components of the Company's deferred tax assets and liabilities as of the respective balance sheet dates:

------------------------------ --------------- ---------------
                                 DECEMBER 30,      January 1,
IN MILLIONS                              2000            2000
------------------------------ --------------- ---------------
Deferred tax assets:
 Employee benefits                 $     65.1      $     56.7
 Other                                  137.4           135.1
------------------------------ --------------- ---------------
Total deferred tax assets               202.5           191.8
------------------------------ --------------- ---------------
Deferred tax liabilities:
 Accelerated depreciation              (98.6)          (68.9)
 Inventory                              (7.0)          (10.7)
------------------------------ --------------- ---------------
Total deferred tax liabilities        (105.6)          (79.6)
------------------------------ --------------- ---------------
Net deferred tax assets            $     96.9      $    112.2
------------------------------ --------------- ---------------
------------------------------ --------------- ---------------

Income taxes paid were $342.5 million, $354.5 million and $102.6 million for 2000, 1999 and 1998, respectively.

Based on historical pre-tax earnings, the Company believes it is more likely than not that the deferred tax assets will be realized.

8        COMMITMENTS & CONTINGENCIES

In connection with certain business dispositions completed between 1991 and 1997, the Company continues to guarantee lease obligations for approximately 1,300 former stores. The Company is indemnified for these obligations by the respective purchasers. Assuming that each respective purchaser became insolvent, an event which the Company believes to be highly unlikely, management estimates that it could settle these obligations for approximately $876 million as of December 30, 2000.

In the opinion of management, the ultimate disposition of these guarantees will not have a material adverse effect on the Company's consolidated financial condition, results of operations or future cash flows.

As of December 30, 2000, the Company had outstanding commitments to purchase $335 million of merchandise inventory for use in the normal course of business. The Company currently expects to satisfy these purchase commitments by 2003.

The Company is also a defendant in various lawsuits arising in the ordinary course of business. In the opinion of management and the Company's outside counsel, the ultimate disposition of these lawsuits, exclusive of potential insurance recoveries, will not have a material adverse effect on the Company's consolidated financial condition, results of operations or future cash flows.

9        BUSINESS SEGMENTS

The Company currently operates four business segments: Retail Pharmacy, Pharmacy Benefit Management ("PBM"), Specialty Pharmacy and Internet Pharmacy. The Company's business segments are operating units that offer different products and services, and require distinct technology and marketing strategies.

The Retail Pharmacy segment, which includes 4,087 retail drugstores located in 24 states and the District of Columbia, operates under the CVS/pharmacy name. The Retail Pharmacy segment is the Company's only reportable segment.

The PBM segment provides a full range of prescription benefit management services to managed care providers and other organizations. These services include plan design and administration, formulary management, mail order pharmacy services, claims processing and generic substitution. The PBM segment operates under the PharmaCare Management Services name.


The Specialty Pharmacy segment, which includes mail order facilities and 46 retail pharmacies located in 17 states and the District of Columbia, operates under the CVS ProCare name. The Specialty Pharmacy segment focuses on supporting individuals that require complex and expensive drug therapies.

The Internet Pharmacy segment, which includes a mail order facility and a complete online retail pharmacy, operates under the CVS.com name.

The accounting policies of the segments are substantially the same as those described in Note 1. The Company evaluates segment performance based on operating profit before the effect of nonrecurring charges and gains and intersegment profits.

Following is a reconciliation of the significant components of the Retail Pharmacy segment's net sales for the respective years.

-------------------------- ----------- ------------ -----------
                                  2000         1999        1998
-------------------------- ----------- ------------ -----------
Pharmacy                       62.7%       58.7%        57.6%
Front store                    37.3        41.3         42.4
-------------------------- ----------- ------------ -----------
Total net sales               100.0%      100.0%       100.0%
-------------------------- ----------- ------------ -----------
-------------------------- ----------- ------------ -----------

Following is a reconciliation of the Company's business segments to the consolidated financial statements:


------------------------------------- ----------------- ----------------- ----------------- ---------------- -----------------
                                        Retail Pharmacy         All Other      Intersegment            Other      Consolidated
IN MILLIONS                                     Segment          Segments   Eliminations(1)   Adjustments(2)            Totals
------------------------------------- ----------------- ----------------- ----------------- ---------------- -----------------
2000:
   Net sales                               $  19,372.4       $     975.8       $    (260.7)      $        --      $  20,087.5
   Operating profit                            1,290.7              12.8                --              19.2          1,322.7
   Depreciation and amortization                 285.4              11.2                --                --            296.6
   Total assets                                7,498.8             478.7             (28.0)               --          7,949.5
   Capital expenditures(3)                       679.2              16.1                --                --            695.3
------------------------------------- ----------------- ----------------- ----------------- ---------------- -----------------
------------------------------------- ----------------- ----------------- ----------------- ---------------- -----------------
1999:
   Net sales                               $  17,625.7       $     888.4       $    (415.8)      $        --      $  18,098.3
   Operating profit                            1,120.4              15.1                --                --          1,135.5
   Depreciation and amortization                 274.6               3.3                --                --            277.9
   Total assets                                7,146.1             173.4             (44.1)               --          7,275.4
   Capital expenditures(3)                       706.3              16.4                --                --            722.7
------------------------------------- ----------------- ----------------- ----------------- ---------------- -----------------
------------------------------------- ----------------- ----------------- ----------------- ---------------- -----------------
1998:
   Net sales                               $  15,081.1       $     488.4       $    (295.9)      $        --      $  15,273.6
   Operating profit                              927.8              12.7                --           (188.6)            751.9
   Depreciation and amortization                 248.6               1.1                --                --            249.7
   Total assets                                6,602.1             119.6             (35.5)               --          6,686.2
   Capital expenditures(3)                       498.0               4.3                --                --            502.3
------------------------------------- ----------------- ----------------- ----------------- ---------------- -----------------
------------------------------------- ----------------- ----------------- ----------------- ---------------- -----------------

(1) Intersegment eliminations relate to intersegment sales and accounts receivables that occur when a Pharmacy Benefit Management segment customer uses a Retail Pharmacy segment store to purchase covered merchandise. When this occurs, both segments record the sale on a stand-alone basis.
(2) In 1998, other adjustments relate to merger, restructuring and other nonrecurring charges associated with the Revco and Arbor mergers. In 2000, other adjustments relate to the nonrecurring gain representing a partial payment of the settlement proceeds from a class action lawsuit against certain manufacturers of brand name prescription drugs. The charges and gain are not considered when management assesses the stand-alone performance of the Company's business segments.
(3) Capital expenditure amounts are shown before the effect of sale-leaseback transaction proceeds. See the Consolidated Statements of Cash Flows and
     Note 3 for additional information.

10       BUSINESS COMBINATIONS

CVS/ARBOR MERGER
On March 31, 1998, CVS completed a merger with Arbor Drugs, Inc. ("Arbor"), pursuant to which 37.8 million shares of CVS common stock were exchanged for all the outstanding common stock of Arbor. The merger was a tax-free reorganization that was accounted for as a pooling of interests under APB Opinion No. 16, "Business Combinations."

In accordance with APB Opinion No. 16, Emerging Issues Task Force ("EITF") Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)" and SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," CVS recorded a $147.3 million charge to operating expenses during the second quarter of 1998 for direct and other merger-related costs pertaining to the CVS/Arbor merger transaction and certain restructuring activities (the "CVS/Arbor Charge"). The Company also recorded a $10.0 million charge to cost of goods sold during the second quarter of 1998 to reflect markdowns on noncompatible Arbor merchandise.

Following is a summary of the significant components of the CVS/Arbor Charge:

------------------------------------------------- ------------
IN MILLIONS
------------------------------------------------- ------------
Merger transaction costs                             $  15.0
Restructuring costs:
  Employee severance and benefits                       27.1
  Exit Costs:
   Noncancelable lease obligations                      40.0
   Duplicate facility                                   16.5
   Asset write-offs                                     41.2
   Contract cancellation costs                           4.8
   Other                                                 2.7
------------------------------------------------- ------------
Total                                                $ 147.3
------------------------------------------------- ------------

MERGER TRANSACTION COSTS included $12.0 million for estimated investment banker fees, $2.5 million for estimated professional fees, and $0.5 million for estimated filing fees, printing costs and other costs associated with furnishing information to shareholders.

EMPLOYEE SEVERANCE AND BENEFITS included $15.0 million for estimated excess parachute payment excise taxes and related income tax gross-ups, $11.0 million for estimated employee severance and $1.1 million for estimated employee outplacement costs. The excess parachute payment excise taxes and related income tax gross-ups relate to employment agreements that Arbor had in place with 22 senior executives. Employee severance and benefits and employee outplacement costs relate to 236 employees that were located in Arbor's Troy, Michigan corporate headquarters, including the 22 senior executives that were covered by employment agreements.

EXIT COSTS ~ In conjunction with the merger transaction, management made the decision to close Arbor's Troy, Michigan corporate headquarters and 55 Arbor store locations. As a result, the following exit plan was executed:

1. Arbor's Troy, Michigan corporate headquarters would be closed as soon as possible after the merger. Management anticipated that this facility would be closed by no later than December 31, 1998. Since this location was a leased facility, management returned the premises to the landlord at the conclusion of the current lease term, which extended through 1999. This facility was closed in December 1998.

2. Arbor's Troy, Michigan corporate headquarters employees would be terminated as soon as possible after the merger. Management anticipated that these employees would be terminated by no later than December 31, 1998. However, significant headcount reductions were planned and occurred throughout the transition period. As of December 31, 1998, all of the employees had been terminated.

3. The 55 Arbor store locations discussed above would be closed as soon as practical after the merger. As of December 30, 2000, all of these locations have been closed or are in the process of being closed. Since these locations were leased facilities, management planned to either return the premises to the respective landlords at the conclusion of the current lease term or negotiate an early termination of the contractual obligations.

NONCANCELABLE LEASE OBLIGATIONS included $40.0 million for the estimated continuing lease obligations of the 55 Arbor store locations discussed above. As required by EITF Issue 88-10, "Costs Associated with Lease Modification or Termination," the estimated continuing lease obligations were reduced by estimated probable sublease rental income.

DUPLICATE FACILITY included the estimated costs associated with Arbor's Troy, Michigan corporate headquarters during the shutdown period. This facility was considered to be a duplicate facility that was not required by the combined company. Immediately after the merger transaction, the Company assumed all decision-making responsibility for Arbor and Arbor's corporate employees. The combined company did not retain these employees since they were incremental to their CVS counterparts. During the shutdown period, these employees primarily worked on shutdown activities. The $16.5 million charge included $1.8 million for the estimated cost of payroll and benefits that would be incurred in connection with complying with the Federal Worker Adjustment and Retraining Act (the "WARN Act"), $6.6 million for the estimated cost of payroll and benefits that would be incurred in connection with shutdown activities, $1.5 million for the estimated cost of temporary labor that would be incurred in connection with shutdown activities and $6.6 million for the estimated occupancy-related costs that would be incurred in connection with closing the duplicate corporate headquarters facility.

ASSET WRITE-OFFS included $38.2 million for estimated fixed asset write-offs and $3.0 million for estimated intangible asset write-offs. The Company allocates goodwill to individual stores based on historical store contribution, which approximates store cash flow. Other intangibles (i.e., favorable lease interests and prescription files) are typically store specific and, therefore, are directly assigned to stores. The asset write-offs relate to the 55 store locations discussed above and the Troy, Michigan corporate headquarters. Management's decision to close the store locations was considered to be an event or change in circumstances as defined in SFAS No. 121. Since management intended to use these locations on a short-term basis during the shutdown period, impairment was measured using the "Assets to Be Held and Used" provisions of SFAS No. 121. The analysis was prepared at the individual store level, which is the lowest level at which individual cash flows can be identified. The analysis first compared the carrying amount of the store's assets to the store's estimated future cash flows (undiscounted and without interest charges) through the anticipated closing date. If the estimated future cash flows used in this analysis were less than the carrying amount of the store's assets, an impairment loss calculation was prepared. The impairment loss calculation compared the carrying value of the store's assets to the store's estimated future cash flows (discounted and with interest charges).

Management's decision to close Arbor's Troy, Michigan corporate headquarters was also considered to be an event or change in circumstances as defined in SFAS No.
121. Since management intended to dispose of these assets, impairment was measured using the "Assets to Be Disposed Of" provisions of SFAS No. 121. Since management intended to discard the assets located in this facility, their entire net book value was considered to be impaired.

CONTRACT CANCELLATION COSTS included $4.8 million for estimated termination fees and/or penalties associated with terminating various contracts that Arbor had in place prior to the merger, which would not be used by the combined company.

OTHER COSTS included $1.3 million for the estimated write-off of Arbor's Point-of-Sale software and $1.4 million for travel and related expenses that would be incurred in connection with closing Arbor's corporate headquarters and store facilities.

The above costs did not provide future benefit to the retained stores or corporate facilities.

Following is a reconciliation of the beginning and ending liability balances as of the respective balance sheet dates:

-----------------------   -----------  -----------  -------------  ---------  ---------- ------------  ---------  --------
                               Merger     Employee   Noncancelable                           Contract
                          Transaction  Severance &        Lease    Duplicate       Asset Cancellation
in Millions                     Costs  Benefits(1)  Obligations(2)  Facility  Write-Offs        Costs      Other     Total
-----------------------   -----------  -----------  -------------  ---------  ---------- ------------  ---------  --------
CVS/Arbor Charge              $  15.0      $  27.1        $  40.0    $  16.5     $  41.2       $  4.8     $  2.7  $  147.3
Utilization - Cash              (15.9)       (16.8)          (2.7)     (15.1)       --           (1.2)      (3.4)    (55.1)
Utilization - Non-cash           --           --             --         --         (41.2)        --         --       (41.2)
Transfer(3)                       0.9         --             --         (1.4)       --           (0.2)       0.7      --
-----------------------   -----------  -----------  -------------  ---------  ----------  -----------  ---------  --------
Balance at 01/01/00              --           10.3           37.3       --          --            3.4       --        51.0
Utilization - Cash               --           (0.9)          (3.4)      --          --           --         --        (4.3)
-----------------------   -----------  -----------  -------------  ---------  ----------  -----------  ---------  --------
Balance at 12/30/00(4)        $  --        $   9.4        $  33.9    $  --       $  --         $  3.4     $ --    $   46.7
-----------------------   -----------  -----------  -------------  ---------  ----------  -----------  ---------  --------

(1) Employee benefits extend for a number of years to coincide with the payment of excess parachute payment excise taxes and related income tax gross-ups.

(2) Noncancelable lease obligations extend through 2020.

(3) The transfers between the components of the plan were recorded in the same period that the changes in estimates were determined. These amounts are considered to be immaterial.

(4) The Company believes that the reserve balances as of December 30, 2000 are adequate to cover the remaining liabilities associated with the CVS/Arbor Charge.

OTHER BUSINESS COMBINATIONS The Company also acquired other businesses that were accounted for as purchase business combinations and immaterial pooling of interests. These acquisitions did not have a material effect on the Company's consolidated financial statements either individually or in the aggregate. The results of operations of these businesses have been included in the consolidated financial statements since their respective dates of acquisition.

11       RECONCILIATION OF EARNINGS PER COMMON SHARE

Following is a reconciliation of basic and diluted earnings per common share for the respective years:

-----------------------------------------------------------   --------------------------------------------------
                                                                                 FISCAL YEAR
IN MILLIONS, EXCEPT PER SHARE AMOUNTS                                    2000               1999               1998
-----------------------------------------------------------   ----------------   ----------------   ----------------
NUMERATOR FOR EARNINGS PER COMMON SHARE CALCULATION:
 Net earnings                                                        $  746.0           $  635.1           $  384.5
 Preference dividends, net of income tax benefit                        (14.6)             (14.7)             (13.6)
-----------------------------------------------------------   ----------------   ----------------   ----------------
 Net earnings available to common shareholders, basic                $  731.4           $  620.4           $  370.9
-----------------------------------------------------------   ----------------   ----------------   ----------------
-----------------------------------------------------------   ----------------   ----------------   ----------------
 Net earnings                                                        $  746.0           $  635.1           $  384.5
 Effect of dilutive securities:
   Dilutive earnings adjustments                                         (0.7)               --                (0.8)
-----------------------------------------------------------   ----------------   ----------------   ----------------
 Net earnings available to common shareholders, diluted              $  745.3           $  635.1           $  383.7
-----------------------------------------------------------   ----------------   ----------------   ----------------
-----------------------------------------------------------   ----------------   ----------------   ----------------
DENOMINATOR FOR EARNINGS PER COMMON SHARE CALCULATION:
 Weighted average common shares, basic                                  391.0              391.3              387.1
 Effect of dilutive securities:
   Preference stock                                                      10.8               10.7               10.5
   Stock options                                                          6.2                6.9                7.6
-----------------------------------------------------------   ----------------   ----------------   ----------------
 Weighted average common shares, diluted                                408.0              408.9              405.2
-----------------------------------------------------------   ----------------   ----------------   ----------------
-----------------------------------------------------------   ----------------   ----------------   ----------------
BASIC EARNINGS PER COMMON SHARE:
 Net earnings                                                        $   1.87           $   1.59           $   0.96
-----------------------------------------------------------   ----------------   ----------------   ----------------
-----------------------------------------------------------   ----------------   ----------------   ----------------
DILUTED EARNINGS PER COMMON SHARE:
 Net earnings                                                        $   1.83           $   1.55           $   0.95
-----------------------------------------------------------   ----------------   ----------------   ----------------
-----------------------------------------------------------   ----------------   ----------------   ----------------

12       QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Following is a summary of the unaudited quarterly results of operations and common stock prices for the respective quarters:

-------------------------------------------------------------------------------------------------------------------------------
DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS  First Quarter   Second Quarter   Third Quarter   Fourth Quarter     Fiscal Year
-------------------------------------------------------------------------------------------------------------------------------

2000:
  Net sales                                        $ 4,739.5       $  4,942.8       $ 4,916.4       $  5,488.8       $20,087.5
  Gross margin                                       1,300.0          1,335.8         1,297.4          1,428.5         5,361.7
  Operating profit                                     334.9            333.9           284.7            369.2         1,322.7
  Net earnings                                         191.3            186.5           158.7            209.5           746.0
-------------------------------------------------------------------------------------------------------------------------------
  Net earnings per common share, basic                  0.48             0.47            0.40             0.53            1.87
  Net earnings per common share, diluted                0.47             0.46            0.39             0.51            1.83
-------------------------------------------------------------------------------------------------------------------------------
  Dividends per common share                          0.0575           0.0575          0.0575           0.0575          0.2300
-------------------------------------------------------------------------------------------------------------------------------
  Stock price: (New York Stock Exchange)
    High                                               40.63            46.75           46.31            59.94           59.94
    Low                                                28.00            35.88           34.38            44.31           28.00
-------------------------------------------------------------------------------------------------------------------------------
Registered shareholders at year-end                                                                                     12,100
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
1999:
  Net sales                                        $ 4,240.5       $  4,362.4       $ 4,311.8       $  5,183.6       $18,098.3
  Gross margin                                       1,169.4          1,190.4         1,141.1          1,360.5         4,861.4
  Operating profit                                     293.2            290.2           219.7            332.4         1,135.5
  Net earnings                                         164.6            162.6           121.6            186.3           635.1
-------------------------------------------------------------------------------------------------------------------------------
  Net earnings per common share, basic                  0.41             0.41            0.30             0.47            1.59
  Net earnings per common share, diluted                0.40             0.40            0.30             0.46            1.55
-------------------------------------------------------------------------------------------------------------------------------
  Dividends per common share                          0.0575           0.0575          0.0575           0.0575          0.2300
-------------------------------------------------------------------------------------------------------------------------------
  Stock price: (New York Stock Exchange)
    High                                               56.44            52.06           53.00            45.75           56.44
    Low                                                45.50            40.50           37.75            30.31           30.31
-------------------------------------------------------------------------------------------------------------------------------
Registered shareholders at year-end                                                                                     11,200
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------

FIVE-YEAR FINANCIAL SUMMARY

--------------------------------------------------------------------------------------------------------------------------------
                                                                              FISCAL YEAR
                                                     2000              1999              1998             1997              1996
IN MILLIONS, EXCEPT PER SHARE AMOUNTS          (52 WEEKS)        (53 WEEKS)        (52 WEEKS)       (52 WEEKS)        (52 WEEKS)
--------------------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
 Net sales                                    $ 20,087.5       $ 18,098.3        $ 15,273.6        $ 13,749.6       $ 11,831.6
 Gross margin(1)                                 5,361.7          4,861.4           4,129.2           3,718.3          3,300.9
 Selling, general & administrative               3,742.4          3,448.0           2,949.0           2,776.0          2,490.8
 Depreciation and amortization                     296.6            277.9             249.7             238.2            205.4
 Merger, restructuring and other
    nonrecurring charges                              --               --             178.6             422.4             12.8
--------------------------------------------------------------------------------------------------------------------------------
 Operating profit(2)                             1,322.7          1,135.5             751.9             281.7            591.9
 Other expense (income), net                        79.3             59.1              60.9              44.1            (51.5)
 Income tax provision                              497.4            441.3             306.5             149.2            271.0
--------------------------------------------------------------------------------------------------------------------------------
 Earnings from continuing operations
    before extraordinary item(3)              $    746.0       $    635.1        $    384.5        $     88.4       $    372.4
--------------------------------------------------------------------------------------------------------------------------------

PER COMMON SHARE DATA:
 Earnings from continuing operations
    before extraordinary item:(3)
      Basic                                   $     1.87       $     1.59        $     0.96        $     0.20       $     0.98
      Diluted                                       1.83             1.55              0.95              0.19             0.95
 Cash dividends per common share                   0.230            0.230             0.225             0.220            0.220
--------------------------------------------------------------------------------------------------------------------------------

BALANCE SHEET AND OTHER DATA:
 Total assets                                 $  7,949.5       $  7,275.4        $  6,686.2        $  5,920.5       $  6,014.9
 Long-term debt                                    536.8            558.5             275.7             290.4          1,204.8
 Total shareholders' equity                      4,304.6          3,679.7           3,110.6           2,626.5          2,413.8
 Number of stores (at end of period)               4,133            4,098             4,122             4,094            4,204
--------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------------

(1) Gross margin includes the pre-tax effect of the following nonrecurring charges: (i) in 1998, $10.0 million ($5.9 million after-tax) related to the markdown of noncompatible Arbor merchandise and (ii) in 1997, $75.0 million ($49.9 million after-tax) related to the markdown of noncompatible Revco merchandise.

(2) Operating profit includes the pre-tax effect of the charges discussed in Note (1) above and the following merger, restructuring and other nonrecurring charges and gain: (i) in 2000, $19.2 million ($11.5 million after-tax) nonrecurring gain in total operating expenses, which represented a partial payment of our share of the settlement proceeds from a class action lawsuit against certain manufacturers of brand name prescription drugs, (ii) in 1998, $147.3 million ($101.3 million after-tax) charge related to the merger of CVS and Arbor and $31.3 million ($18.4 million after-tax) of nonrecurring costs incurred in connection with eliminating Arbor's information technology systems and Revco's noncompatible store merchandise fixtures, (iii) in 1997, $337.1 million ($229.8 million after-tax) charge related to the merger of CVS and Revco on May 29, 1997, $54.3 million ($32.0 million after-tax) of nonrecurring costs incurred in connection with eliminating Revco's information technology systems and noncompatible store merchandise fixtures and $31.0 million ($19.1 million after-tax) charge related to the restructuring of Big B, Inc. and (iv) in 1996, $12.8 million ($6.5 million after-tax) charge related to the write-off of costs incurred in connection with the failed merger of Rite Aid Corporation and Revco.

(3) Earnings from continuing operations before extraordinary item and earnings per common share from continuing operations before extraordinary item include the after-tax effect of the charges and gain discussed in Notes (1) and (2) above and a $121.4 million ($72.1 million after-tax) gain realized during 1996 upon the sale of equity securities received as partial proceeds from the sale of Marshalls during 1995.