Form 10-K405, Exhibit 13
period 2001-12-29
CVS CORP
filed 2002-03-21
CIK 64803

Introduction

For an understanding of the significant factors that influenced our performance during the past three fiscal years, the following discussion should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements presented in this Annual Report.

Comprehensive Business Review

During the fourth quarter of 2001, management approved an Action Plan, which resulted from a comprehensive business review designed to streamline operations and enhance operating efficiencies. The Action Plan included the following initiatives:

•       Closing 229 CVS/pharmacy and CVS ProCare stores;

•       Closing our Henderson, North Carolina distribution center;

•       Closing our Columbus, Ohio mail order facility;

•       Closing two of our satellite office facilities;

•       Consolidating our specialty pharmacy business, CVS ProCare, into our pharmacy benefit management business, PharmaCare; and consolidating our Internet business into our Retail Pharmacy business; and

•       Staff reductions related to the above closings and other streamlining initiatives.

In accordance with Emerging Issues Task Force Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring),” Statement of Financial Accounting Standards (“SFAS”) No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” and Staff Accounting Bulletin No. 100, “Restructuring and Impairment Charges,” we recorded a $346.8 million pre-tax ($226.9 million after-tax) charge to operating expenses during the fourth quarter of 2001 for restructuring and asset impairment costs associated with the Action Plan. In accordance with Accounting Research Bulletin No. 43, “Restatements and Revision of Accounting Research Bulletins,” we also recorded a $5.7 million pre-tax charge ($3.6 million after-tax) to cost of goods sold during the fourth quarter of 2001 to reflect the markdown of certain inventory contained in the closing stores to its net realizable value. In total, the restructuring and asset impairment charge was $352.5 million pre-tax ($230.5 million after-tax), or $0.56 per diluted share in 2001 (the “Restructuring Charge”). Please read Note 2 to the consolidated financial statements for other important information about the Restructuring Charge.

Results of Operations

Fiscal 2001, which ended on December 29, 2001 and fiscal 2000, which ended on December 30, 2000, each included 52 weeks. Fiscal 1999, which ended on January 1, 2000, included 53 weeks.

Net sales ~ The following table summarizes our sales performance for the respective years:

	2001	2000	1999
Net sales (in billions)	$22.2	$20.1	$18.1
Net sales increase(1)	10.7%	11.0%	18.5%
Same store sales increase:
Total	8.6%	10.9%	12.5%
Pharmacy	13.0%	17.7%	19.4%
Front store	1.2%	1.1%	3.6%
Pharmacy % of total sales	66.1%	62.7%	58.7%
Third party % of pharmacy sales	90.9%	89.2%	86.5%

(1) The increase in net sales during 2000 was negatively impacted by the 53rd week in 1999, while the increase in 1999 was positively impacted. Excluding the 53rd week in 1999, comparable net sales increased 13.4% in 2000 and 16.0% in 1999.

As you review our sales performance, we believe you should consider the following important information:

•       Our pharmacy sales growth has benefited from our ability to attract and retain managed care customers and favorable industry trends. These trends include an aging American population consuming a greater number of prescription drugs, the increased use of pharmaceuticals as the first line of defense for healthcare and the introduction of a number of successful new prescription drugs in 1999 and 2000. However, the introduction of new prescription drugs had less of an impact on sales in 2001, compared to recent years, due to the lack of significant “blockbuster” drug introductions during 2001. It is possible that this trend will continue in 2002 as there is no way to predict with certainty the pace of new drug introductions. Further, sales in 2002 are expected to be negatively impacted by the expiration of patent protection on a number of popular branded pharmaceutical products, which will likely result in the introduction of lower priced generic equivalents. However, gross margins on generic drug sales are generally higher than on sales of equivalent higher priced branded drugs.

•       Sales were negatively impacted during 2001 by a pharmacist shortage in certain markets combined with the weakening economy and an increasingly competitive environment that ultimately resulted in lower customer counts and lost sales during 2001. To address these issues, we intensified our pharmacist recruiting and retention efforts. These efforts significantly improved staffing levels and reduced turnover in our stores. As of the end of August 2001, we had returned to full staffing levels. We also initiated a customer reactivation program, which involved direct mailings and targeted incentives to former CVS customers. Further, we increased our promotional activity in response to the increasingly competitive environment. To the extent necessary, we expect to continue these programs in selected markets during 2002.

•       We continued to relocate our existing shopping center stores to larger, more convenient, freestanding locations. Historically, we have achieved significant improvement in customer count and net sales from store relocations. Although the number of annual relocations has decreased, our relocation strategy will remain an important component of our overall growth strategy, as only approximately 43% of our existing stores will be freestanding following the above-mentioned 229 store closings. Our current long-term expectation is to have 70 to 80% of our stores located in freestanding locations. We cannot, however, guarantee that we will achieve this level or that future store relocations will deliver the same positive results as those historically achieved. Please read the “Cautionary Statement Concerning Forward-Looking Statements” section below.

Gross margin as a percentage of net sales was 25.6% in 2001. This compares to 26.7% in 2000 and 26.9% in 1999.

Why has our gross margin rate been declining?

•       Pharmacy sales grew and we believe will continue to grow at a faster pace than front store sales. On average, our gross margin on pharmacy sales is lower than our gross margin on front store sales. Pharmacy sales were 66% of total sales in 2001, compared to 63% in 2000 and 59% in 1999.

•       Sales to customers covered by third party insurance programs have increased and we believe will continue to increase, and thus have become a larger part of our total pharmacy business. On average, our gross margin on third party pharmacy sales is lower than our gross margin on cash pharmacy sales. Third party prescription sales were 91% of pharmacy sales in 2001, compared to 89% in 2000 and 87% in 1999.

•       Also contributing to the decline during 2001 was an increase in markdowns associated with the increased promotional activity discussed above and elevated physical inventory losses. To address the physical inventory loss trend, we initiated a number of programs, including, but not limited to, moving high-cost merchandise behind the counter or glass and improving our employee background screening and testing programs. We believe these efforts will begin to reduce inventory losses during 2002. However, we cannot guarantee that these programs will produce the desired results.

Total operating expenses were 22.1% of net sales in 2001. This compares to 20.1% of net sales in 2000 and 20.6% in 1999. As you review our performance in this area, please remember to consider the impact of the following nonrecurring charge and gains:

•       During 2001, we recorded a $346.8 million pre-tax ($226.9 million after-tax) restructuring and asset impairment charge in connection with the Action Plan discussed above.

•       During 2001, we received $50.3 million of settlement proceeds from various lawsuits against certain manufacturers of brand name prescription drugs. We elected to contribute $46.8 million of the settlement proceeds to the CVS Charitable Trust, Inc. to fund future charitable giving. The net effect of these nonrecurring items was a $3.5 million pre-tax ($2.1 million after-tax) increase in net earnings.

•       During 2000, we recorded a $19.2 million pre-tax ($11.5 million after-tax) nonrecurring gain in total operating expenses, which represented a partial payment of our share of the settlement proceeds from a class action lawsuit against certain manufacturers of brand name prescription drugs.

If you exclude the impact of the nonrecurring items discussed above, comparable total operating expenses as a percentage of net sales were 20.6% in 2001, 20.2% in 2000 and 20.6% in 1999.

As you review our comparable operating expenses, we believe you should consider the following important information:

•       Total operating expenses as a percentage of net sales increased during 2001 primarily due to higher store payroll expense resulting from market wage pressures and the shortage of pharmacists discussed above, as well as increased benefit costs due to rising healthcare costs and higher advertising expense as we implemented our customer reactivation program aimed at attracting lost customers and in response to the increasingly competitive environment.

•       Total operating expenses as a percentage of net sales decreased during 2000 due to improved operating efficiencies, particularly at the store level, resulting from information technology initiatives and better leveraging of fixed operating expenses against our net sales growth in 2000.

Operating profit decreased $552.1 million in 2001 to $770.6 million as a consequence of the above factors. This compares to $1.3 billion in 2000 and $1.1 billion in 1999. If you exclude the effect of the Restructuring Charge, the $3.5 million net nonrecurring gain in 2001 and the $19.2 million litigation gain in 2000, our comparable operating profit decreased $183.9 million in 2001 to $1.1 billion. This compares to $1.3 billion in 2000 and $1.1 billion in 1999. Comparable operating profit as a percentage of net sales was 5.0% in 2001, 6.5% in 2000 and 6.3% in 1999.

Interest expense, net consisted of the following:

	2001	2000	1999
	In millions
Interest expense	$65.2	$84.1	$66.1
Interest income	(4.2)	(4.8)	(7.0)
Interest expense, net	$61.0	$79.3	$59.1

The decrease in interest expense in 2001 was due to a combination of lower average interest rates and lower average borrowing levels during 2001 compared to 2000. The increase in interest expense in 2000 was due to a combination of higher average interest rates and higher average borrowing levels during 2000 compared to 1999.

Income tax provision ~ Our effective income tax rate was 41.8% in 2001, 40.0% in 2000 and 41.0% in 1999. Our effective income tax rate was higher in 2001 because certain components of the Restructuring Charge were not deductible for income tax purposes. The decrease in our effective income tax rate in 2000 was primarily due to lower state income taxes. Excluding the impact of the Restructuring Charge, our effective income tax rate was 39.4% in 2001.

Net earnings decreased $332.8 million to $413.2 million (or $1.00 per diluted share) in 2001. This compares to $746.0 million (or $1.83 per diluted share) in 2000 and $635.1 million (or $1.55 per diluted share) in 1999. If you exclude the effect of the Restructuring Charge and the $2.1 million net nonrecurring gain (or $0.56 per diluted share) in 2001 and the $11.5 million litigation gain (or $0.03 per diluted share) in 2000, our comparable net earnings decreased $92.9 million to $641.6 million (or $1.56 per diluted share) in 2001. This compares to $734.5 million (or $1.80 per diluted share) in 2000 and $635.1 million (or $1.55 per diluted share) in 1999.

Liquidity & Capital Resources

We fund the growth of our business through a combination of cash flow from operations, commercial paper and long-term borrowings. Our liquidity is not currently dependent on the use of off-balance sheet transactions other than normal operating leases.

We had $235.8 million of commercial paper outstanding at a weighted average interest rate of 2.1% as of December 29, 2001. In connection with our commercial paper program, we maintain a $650 million, five-year unsecured back-up credit facility, which expires on May 30, 2006 and a $650 million, 364-day unsecured back-up credit facility, which expires on May 30, 2002. We currently expect to replace the 364-day facility with a similar facility during 2002. The credit facilities allow for borrowings at various rates depending on our public debt rating. As of December 29, 2001, we had not borrowed against the credit facilities.

During 2001, we issued $300 million of 5.625% unsecured senior notes. The notes are due March 15, 2006 and pay interest semi-annually. We may redeem these notes at any time, in whole or in part, at a defined redemption price plus accrued interest. Net proceeds from the notes were used to repay outstanding commercial paper.

Our credit facilities and unsecured senior notes contain customary restrictive financial and operating covenants. We do not believe that the restrictions contained in the covenants materially affect our financial or operating flexibility.

Our liquidity is based, in part, on maintaining strong investment-grade debt ratings. During 2001, our debt ratings were upgraded by Moody’s to ‘A2’ for long-term debt and ‘P-1’ for commercial paper, while Standard and Poor’s affirmed our ‘A’ rating for long-term debt and ‘A-1’ for commercial paper. We do not currently foresee any reasonable circumstances under which we would lose our investment-grade debt ratings. However, if this were to occur, it could adversely impact, among other things, our future borrowing costs, access to capital markets and new store operating lease costs.

We believe that our cash on hand, cash provided by operations, our commercial paper program and our ability to obtain alternative sources of financing should be sufficient to cover our working capital needs, capital expenditures and debt service requirements for at least the next twelve months and beyond.

On March 6, 2000, the Board of Directors approved a common stock repurchase program, which allows the Company to acquire up to $1 billion of its common stock, in part, to fund employee benefit plans. During 2001, we repurchased 3.4 million shares at an aggregate cost of $129.0 million. Since inception of the program, we repurchased 8.1 million shares at an aggregate cost of $292.2 million.

Net cash provided by operating activities decreased to $680.6 million in 2001. This compares to $780.2 million in 2000 and $726.3 million in 1999. The decline in net cash provided by operations was primarily the result of lower net earnings. Cash provided by operating activities will be negatively impacted by future payments associated with the Restructuring Charge. The timing of future cash payments related to the Restructuring Charge depend on when, and if, early lease terminations can be reached. We currently anticipate that a majority of the lease obligations will be settled during 2002. As of December 29, 2001, the remaining payments, which primarily consist of noncancelable lease obligations extending through 2024, totaled $244.8 million.

Net cash used in investing activities decreased to $536.8 million in 2001. This compares to $640.5 million in 2000 and $566.4 million in 1999. The decline in net cash used in investing activities was primarily due to reduced acquisition activity. Additions to property and equipment totaled $713.6 million during 2001. This compares to $695.3 million in 2000 and $722.7 million in 1999. During 2001 we opened 126 new stores, relocated 122 stores and closed 68 stores. New store development included 43 stores in new markets, including: Miami and Ft. Lauderdale, Florida; Las Vegas, Nevada; and Dallas, Houston and Fort Worth, Texas. During 2002 we project approximately 150-175 new stores, including 75 in new markets, 100 relocations and 50 store closings in addition to the Restructuring Charge store closings. As of December 29, 2001, we operated 4,191 retail and specialty pharmacy stores in 33 states and the District of Columbia. This compares to 4,133 stores as of December 30, 2000.

We finance a portion of our new store development program through sale-leaseback transactions. Proceeds from sale-leaseback transactions totaled $323.3 million in 2001. This compares to $299.3 million in 2000 and $229.2 million in 1999. Typically, the properties are sold at net book value and the resulting leases qualify and are accounted for as operating leases. During 2001, we also completed a sale-leaseback transaction involving five of our distribution centers. The distribution centers were sold at fair market value resulting in a $35.5 million gain, which was deferred and is being amortized to offset rent expense over the life of the new operating leases. We also have an operating lease agreement totaling $200 million, under which the lessor purchases the properties, pays for the construction costs and we subsequently lease the store upon completion of construction. During 2001, we leased 26 stores constructed under this agreement. We do not consider the use of this agreement to be a critical component of our future financing and/or real estate development strategies.

The following table summarizes our future cash outflows resulting from financial contracts and commitments as of December 29, 2001:

	Payments Due by Period
	Total	Within 1 Year	2-3 Years	4-5 Years	After 5 Years
	In millions
Lease obligations(1)	$8,832.6	$756.6	$1,384.8	$1,183.0	$5,508.2
Long-term debt	836.8	26.4	355.6	362.6	92.2
Purchase commitments	269.0	38.4	76.8	76.8	77.0
Severance(1)	17.4	17.4	—	—	—
	$9,955.8	$838.8	$1,817.2	$1,622.4	$5,677.4

(1) The remaining cash payments associated with the Restructuring Charge include $227.4 million of lease obligations and $17.4 million of severance.

Critical Accounting Policies

The preparation of our financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures of contingent assets and liabilities. We base our estimates on historical experience and on other assumptions that we believe to be relevant under the circumstances, the results of which form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates under different assumptions and/or conditions. For a detailed discussion of our critical accounting policies and related estimates and judgments, see Note 1 to the consolidated financial statements.

Recent Accounting Pronouncements

In June 2001, SFAS No. 141, “Business Combinations” was issued. SFAS No. 141, which is effective for acquisitions initiated after June 30, 2001, prohibits the use of the pooling-of-interests method of accounting for business combinations and amends the accounting and financial reporting requirements for business combinations.

In June 2001, SFAS No. 142, “Goodwill and Other Intangible Assets” was issued. SFAS No. 142, addresses financial accounting and reporting for acquired goodwill and other intangible assets. Among other things, SFAS No. 142 requires that goodwill no longer be amortized, but rather tested annually for impairment. This statement is effective for fiscal years beginning after December 15, 2001. Accordingly, we will adopt SFAS No. 142 effective fiscal 2002 and are evaluating the effect such adoption may have on our consolidated results of operations and financial position. Amortization expense related to goodwill was $31.4 million in 2001 and $33.7 million in 2000.

Also in June 2001, SFAS No. 143, “Accounting for Asset Retirement Obligations” was issued. SFAS No. 143 applies to legal obligations associated with the retirement of certain tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. Accordingly, we will adopt SFAS No. 143 effective fiscal 2003 and do not expect that the adoption will have a material impact on our consolidated results of operations or financial position.

In August 2001, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” was issued. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Accordingly, we will adopt SFAS No. 144 effective fiscal 2002 and do not expect that the adoption will have a material impact on our consolidated results of operations or financial position.

Cautionary Statement Concerning Forward-Looking Statements

Certain written and oral statements made by CVS Corporation and its subsidiaries or with the approval of an authorized executive officer of the Company may constitute “forward-looking statements” as defined under the Private Securities Litigation Reform Act of 1995. Words or phrases such as “should result,” “are expected to,” “we anticipate,” “we estimate,” “we project,” “we believe” or similar expressions are intended to identify forward-looking statements. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our historical experience and present expectations or projections. These risks and uncertainties include, but are not limited to, general economic conditions; the impact of competition; benefits obtained from the restructuring and customer reactivation program; consumer preferences and spending patterns; cost containment efforts by third party payers; the ability to attract, train and retain highly-qualified associates; conditions affecting the availability, acquisition and development of real estate; and regulatory and litigation matters. Caution should be taken not to place undue reliance on any such forward-looking statements, since such statements speak only as of the date of the making of such statements. Additional information concerning these risks and uncertainties is contained in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended December 29, 2001.

Consolidated Statements of Operations

	December 29, 2001	December 30, 2000	January 1, 2000
	(52 weeks)	(52 weeks)	(53 weeks)
	In million, except per share amounts
Net sales	$22,241.4	$20,087.5	$18,098.3
Cost of goods sold, buying and warehousing costs	16,550.4	14,725.8	13,236.9
Gross margin	5,691.0	5,361.7	4,861.4
Selling, general and administrative expenses	4,599.6	3,742.4	3,448.0
Depreciation and amortization	320.8	296.6	277.9
Total operating expenses	4,920.4	4,039.0	3,725.9
Operating profit	770.6	1,322.7	1,135.5
Interest expense, net	61.0	79.3	59.1
Earnings before income tax provision	709.6	1,243.4	1,076.4
Income tax provision	296.4	497.4	441.3
Net earnings	413.2	746.0	635.1
Preference dividends, net of income tax benefit	14.7	14.6	14.7
Net earnings available to common shareholders	$398.5	$731.4	$620.4
Basic earnings per common share:
Net earnings	$1.02	$1.87	$1.59
Weighted average common shares outstanding	392.2	391.0	391.3
Diluted earnings per common share:
Net earnings	$1.00	$1.83	$1.55
Weighted average common shares outstanding	408.3	408.0	408.9
Dividends declared per common share	$0.230	$0.230	$0.230

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

	December 29, 2001	December 30, 2000
	In millions, except shares and per share amounts
Assets:
Cash and cash equivalents	$236.3	$337.3
Accounts receivable, net	966.2	824.5
Inventories	3,918.6	3,557.6
Deferred income taxes	242.6	124.9
Other current assets	90.4	92.3
Total current assets	5,454.1	4,936.6
Property and equipment, net	1,847.3	1,742.1
Goodwill, net	827.0	818.5
Other assets	499.8	452.3
Total assets	$8,628.2	$7,949.5
Liabilities:
Accounts payable	$1,535.8	$1,351.5
Accrued expenses	1,267.9	1,001.4
Short-term debt	235.8	589.6
Current portion of long-term debt	26.4	21.6
Total current liabilities	3,065.9	2,964.1
Long-term debt	810.4	536.8
Deferred income taxes	35.3	28.0
Other long-term liabilities	149.7	116.0
Commitments and contingencies (Note 9)
Shareholders’ equity:
Preferred stock, $0.01 par value: authorized 120,619 shares; no shares issued or outstanding	—	—
Preference stock, series one ESOP convertible, par value $1.00: authorized 50,000,000 shares; issued and outstanding 4,887,000 shares at December 29, 2001 and 5,006,000 shares at December 30, 2000	261.2	267.5
Common stock, par value $0.01: authorized 1,000,000,000 shares; issued 408,532,000 shares at December 29, 2001 and 407,395,000 shares at December 30, 2000	4.1	4.1
Treasury stock, at cost: 17,645,000 shares at December 29, 2001 and 15,073,000 shares at December 30, 2000	(510.8)	(404.9)
Guaranteed ESOP obligation	(219.9)	(240.6)
Capital surplus	1,539.6	1,493.8
Retained earnings	3,492.7	3,184.7
Total shareholders’ equity	4,566.9	4,304.6
Total liabilities and shareholders’ equity	$8,628.2	$7,949.5

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Shares			Dollars
	December 29, 2001	December 30, 2000	January 1, 2000	December 29, 2001	December 30, 2000	January 1, 2000
	In millions
Preference stock:
Beginning of year	5.0	5.2	5.2	$267.5	$276.0	$280.0
Conversion to common stock	(0.1)	(0.2)	—	(6.3)	(8.5)	(4.0)
End of year	4.9	5.0	5.2	261.2	267.5	276.0
Common stock:
Beginning of year	407.4	403.0	401.4	4.1	4.0	4.0
Stock options exercised and awards under stock plans	1.1	4.4	1.0	—	0.1	—
Other	—	—	0.6	—	—	—
End of year	408.5	407.4	403.0	4.1	4.1	4.0
Treasury stock:
Beginning of year	(15.1)	(11.1)	(11.2)	(404.9)	(258.5)	(260.2)
Purchase of treasury shares	(3.4)	(4.7)	—	(129.0)	(163.2)	—
Conversion of preference stock	0.3	0.4	0.2	7.5	9.1	4.0
Other	0.6	0.3	(0.1)	15.6	7.7	(2.3)
End of year	(17.6)	(15.1)	(11.1)	(510.8)	(404.9)	(258.5)
Guaranteed ESOP obligation:
Beginning of year				(240.6)	(257.0)	(270.7)
Reduction of guaranteed ESOP Obligation				20.7	16.4	13.7
End of year				(219.9)	(240.6)	(257.0)
Capital surplus:
Beginning of year				1,493.8	1,371.7	1,336.4
Conversion of preference stock				(1.2)	(0.7)	0.1
Stock options exercised and awards under stock plans				42.8	120.1	31.3
Other				4.2	2.7	3.9
End of year				1,539.6	1,493.8	1,371.7
Retained earnings:
Beginning of year				3,184.7	2,543.5	2,021.1
Net earnings				413.2	746.0	635.1
Dividends:
Preference stock, net of income tax benefit				(14.7)	(14.6)	(14.7)
Common stock				(90.5)	(90.2)	(90.0)
Immaterial pooling of interests				—	—	(8.0)
End of year				3,492.7	3,184.7	2,543.5
Total shareholders’ equity				$4,566.9	$4,304.6	$3,679.7

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	December 29, 2001	December 30, 2000	January 1, 2000
	(52 weeks)	(52 weeks)	(53 weeks)
	In millions
Cash flows from operating activities:
Net earnings	$413.2	$746.0	$635.1
Adjustments required to reconcile net earnings to net cash provided by operating activities:
Restructuring charge	352.5	—	—
Depreciation and amortization	320.8	296.6	277.9
Deferred income taxes and other noncash items	(83.5)	43.8	124.8
Change in operating assets and liabilities providing/(requiring) cash, net of effects from acquisitions:
Accounts receivable, net	(141.7)	(86.7)	(48.9)
Inventories	(366.8)	(98.1)	(255.0)
Other current assets	4.1	7.0	(16.7)
Other assets	(13.9)	(50.1)	(97.9)
Accounts payable	184.4	(133.6)	166.8
Accrued expenses	11.6	59.6	(37.7)
Other long-term liabilities	(0.1)	(4.3)	(22.1)
Net cash provided by operating activities	680.6	780.2	726.3
Cash flows from investing activities:
Additions to property and equipment	(713.6)	(695.3)	(722.7)
Proceeds from sale-leaseback transactions	323.3	299.3	229.2
Acquisitions, net of cash	(159.1)	(263.3)	(101.1)
Proceeds from sale or disposal of assets	12.6	18.8	28.2
Net cash used in investing activities	(536.8)	(640.5)	(566.4)
Cash flows from financing activities:
Additions to (reductions in) long-term debt	295.9	(0.9)	298.1
Proceeds from exercise of stock options	47.3	97.8	20.4
Dividends paid	(105.2)	(104.8)	(104.7)
Purchase of treasury shares	(129.0)	(163.2)	—
(Reductions in) additions to short-term borrowings	(353.8)	138.7	(324.5)
Net cash used in financing activities	(244.8)	(32.4)	(110.7)
Net (decrease) increase in cash and cash equivalents	(101.0)	107.3	49.2
Cash and cash equivalents at beginning of year	337.3	230.0	180.8
Cash and cash equivalents at end of year	$236.3	$337.3	$230.0

See accompanying notes to consolidated financial statements.

1              Significant Accounting Policies

Description of business ~ CVS Corporation, together with its subsidiaries (“CVS” or the “Company”) is principally in the retail drugstore business. As of December 29, 2001, the Company operated 4,191 retail and specialty pharmacy drugstores and various mail order facilities located in 33 states and the District of Columbia. See Note 10 for further information about the Company’s business segments.

Basis of presentation ~ The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Fiscal Year ~ The Company operates on a “52/53 week” fiscal year. Fiscal year 2001 and 2000 ended December 29, 2001 and December 30, 2000, respectively and included 52 weeks. Fiscal 1999 ended January 1, 2000 and included 53 weeks. Unless otherwise noted, all references to years relate to the Company’s fiscal year.

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

Accounts receivable ~ Accounts receivable are stated net of an allowance for uncollectible accounts of $53.6 million and $47.9 million as of December 29, 2001 and December 30, 2000, respectively. The balance primarily includes amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies) and vendors.

Fair value of financial instruments ~ As of December 29, 2001, the Company’s financial instruments include cash and cash equivalents, receivables, accounts payable and debt. Due to the short-term nature of cash and cash equivalents, receivables, accounts payable and commercial paper, the Company’s carrying value approximates fair value. The carrying amount of long-term debt was $836.8 million and $558.4 million and the estimated fair value was $822.0 million and $530.6 million as of December 29, 2001 and December 30, 2000, respectively. The fair value of long-term debt was estimated based on rates currently offered to the Company for debt with similar maturities. The Company has no derivative financial instruments.

Inventories ~ Inventories are stated at the lower of cost or market using the first-in, first-out method. The Company utilizes the retail method of accounting to determine cost of sales and inventory. Independent physical inventory counts are taken on a regular basis in each location to ensure that the amounts reflected in the accompanying consolidated financial statements are properly stated. During the interim period between physical inventory counts, the Company accrues for anticipated physical inventory losses on a location-by-location basis based on historical results and current trends.

Property and equipment ~ Depreciation of property and equipment is computed on a straight-line basis, generally over the estimated useful lives of the assets, or when applicable, the term of the lease, whichever is shorter. Estimated useful lives generally range from 10 to 40 years for buildings, building improvements and leasehold improvements and 5 to 10 years for fixtures, equipment and software.

Following are the components of property and equipment included in the consolidated balance sheets as of the respective balance sheet dates:

	December 29, 2001	December 30, 2000
	In millions
Land	$102.4	$97.1
Building and improvements	262.2	333.1
Fixtures, equipment and software	1,702.1	1,536.6
Leasehold improvements	749.3	632.3
Capital leases	2.1	2.2
	2,818.1	2,601.3
Accumulated depreciation andamortization	(970.8)	(859.2)
	$1,847.3	$1,742.1

Impairment of long-lived assets ~ The Company groups and evaluates fixed and intangible assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. Goodwill is allocated to individual stores based on historical store contribution, while other intangible assets (primarily customer lists and purchased lease interests) are typically store specific. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset to the asset’s estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the asset’s estimated future cash flows (discounted and with interest charges). If the carrying amount exceeds the asset’s estimated future cash flows (discounted and with interest charges), then the intangible assets are written down first, followed by the other long-lived assets, to fair value.

Intangible assets ~ Goodwill represents the excess of the purchase price over the fair value of net assets acquired and is being amortized on a straight-line basis generally over 40 years. Accumulated amortization associated with goodwill was $149.9 million as of December 29, 2001 and $127.3 million as of December 30, 2000. Purchased customer lists are amortized on a straight-line basis over their estimated useful lives. Purchased leases are amortized on a straight-line basis over the remaining life of the lease.

Revenue recognition ~ The Company recognizes revenue from the sale of merchandise at the time the merchandise is sold. Service revenue from the Company’s pharmacy benefit management segment is recognized at the time the service is provided.

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

Advertising costs ~ Advertising costs are expensed when the related advertising takes place.

Stock-based compensation ~The Company has adopted Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” Under SFAS No. 123, companies can elect to account for stock-based compensation using a fair value based method or continue to measure compensation expense using the intrinsic value method prescribed in Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” The Company has elected to continue to account for its stock-based compensation plans under APB Opinion No. 25. See Note 7 for further information about the Company’s stock incentive plans.

Interest expense, net ~ Interest expense was $65.2 million, $84.1 million and $66.1 million and interest income was $4.2 million, $4.8 million and $7.0 million in 2001, 2000 and 1999, respectively.

Insurance ~ The Company is self-insured for general liability, workers’ compensation and automobile liability claims up to $500,000. Third party insurance coverage is maintained for claims that exceed this amount. The Company’s self-insurance accruals are calculated using standard insurance industry actuarial assumptions and the Company’s historical claims experience.

Nonrecurring gains ~ During 2001, the Company received $50.3 million of settlement proceeds from various lawsuits against certain manufacturers of brand name prescription drugs. The Company elected to contribute $46.8 million of the settlement proceeds to the CVS Charitable Trust, Inc. to fund future charitable giving. The net effect of the two nonrecurring items was a $3.5 million pre-tax ($2.1 million after-tax) increase in net earnings (the “Net Litigation Gain”). During 2000, the Company recorded a $19.2 million pre-tax ($11.5 million after-tax) nonrecurring gain in total operating expenses, which represented a partial payment of the Company’s share of the settlement proceeds from a class action lawsuit against certain manufacturers of brand name prescription drugs.

Income taxes ~ Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes as well as for the deferred tax effects of tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recoverable or settled.

Earnings per common share ~ Basic earnings per common share is computed by dividing: (i) net earnings, after deducting the after-tax ESOP preference dividends, by (ii) the weighted average number of common shares outstanding during the year (the “Basic Shares”).

When computing diluted earnings per common share, the Company assumes that the ESOP preference stock is converted into common stock and all dilutive stock options are exercised. After the assumed ESOP preference stock conversion, the ESOP trust would hold common stock rather than ESOP preference stock and would receive common stock dividends (currently $0.23 per share) rather than ESOP preference stock dividends (currently $3.90 per share). Since the ESOP Trust uses the dividends it receives to service its debt, the Company would have to increase its contribution to the ESOP trust to compensate it for the lower dividends. This additional contribution would reduce the Company’s net earnings, which in turn, would reduce the amounts that would be accrued under the Company’s incentive compensation plans.

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

New Accounting Pronouncements ~ In June 2001, SFAS No. 141, “Business Combinations” was issued. SFAS No. 141, which is effective for acquisitions initiated after June 30, 2001, prohibits the use of the pooling-of-interests method of accounting for business combinations and amends the accounting and financial reporting requirements for business combinations.

In June 2001, SFAS No. 142, “Goodwill and Other Intangible Assets” was issued. SFAS No. 142, addresses financial accounting and reporting for acquired goodwill and other intangible assets. Among other things, SFAS No. 142 requires that goodwill no longer be amortized, but rather tested annually for impairment. This statement is effective for fiscal years beginning after December 15, 2001. Accordingly, the Company will adopt SFAS No. 142 effective fiscal 2002 and is evaluating the effect such adoption may have on its consolidated results of operations and financial position. Amortization expense related to goodwill was $31.4 million in 2001 and $33.7 million in 2000.

Also in June 2001, SFAS No. 143, “Accounting for Asset Retirement Obligations” was issued. SFAS No. 143 applies to legal obligations associated with the retirement of certain tangible long-lived assets. This statement is effective for fiscal years beginning after June 15, 2002. Accordingly, the Company will adopt SFAS No. 143 effective fiscal 2003 and does not expect that the adoption will have a material impact on its consolidated results of operations or financial position.

In August 2001, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” was issued. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. Accordingly, the Company will adopt SFAS No. 144 effective fiscal 2002 and does not expect that the adoption will have a material impact on its consolidated results of operations or financial position.

2              Restructuring & Asset Impairment Charge

During the fourth quarter of 2001, management approved an Action Plan, which resulted from a comprehensive business review designed to streamline operations and enhance operating efficiencies.

Following is a summary of the specific initiatives contained in the Action Plan:

1.     229 CVS/pharmacy and CVS ProCare store locations (the “Stores”) would be closed by no later than March 2002. Since these locations were leased facilities, management planned to either return the premises to the respective landlords at the conclusion of the current lease term or negotiate an early termination of the contractual obligations. As of March 2002, all of the Stores had been closed.

2.     The Henderson, North Carolina distribution center (the “D.C.”) would be closed and its operations would be transferred to the Company’s remaining distribution centers by no later than May 2002. Since this location was owned, management planned to sell the property upon closure. As of March 2002, the D.C. is in the final stages of shutdown and will be completely closed in May 2002.

3.     The Columbus, Ohio mail order facility (the “Mail Facility”) would be closed and its operations would be transferred to the Company’s Pittsburgh, Pennsylvania mail order facility by no later than April 2002. Since this location was a leased facility, management planned to either return the premises to the landlord at the conclusion of the lease or negotiate an early termination of the contractual obligation. The Mail Facility was closed in March 2002.

4.     Two satellite office facilities (the “Satellite Facilities”) would be closed and their operations would be consolidated into the Company’s Woonsocket, Rhode Island corporate headquarters by no later than December 2001. Since these locations were leased facilities, management planned to either return the premises to the landlords at the conclusion of the leases or negotiate an early termination of the contractual obligations. The Satellite Facilities were closed in December 2001.

5.     Staff reductions related to the above closings and other streamlining initiatives.

In accordance with, Emerging Issues Task Force (“EITF”) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring),” SFAS No. 121, and Staff Accounting Bulletin No. 100, “Restructuring and Impairment Charges,” the Company recorded a $346.8 million pre-tax charge ($226.9 million after-tax) to operating expenses during the fourth quarter of

2001 for restructuring and asset impairment costs associated with the Action Plan. In accordance with Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletins,” the Company also recorded a $5.7 million pre-tax charge ($3.6 million after-tax) to cost of goods sold during the fourth quarter of 2001 to reflect the markdown of certain inventory contained in the Stores to its net realizable value. In total, the restructuring and asset impairment charge was $352.5 million pre-tax ($230.5 million after-tax), or $0.56 per diluted share in 2001 (the “Restructuring Charge”).

Following is a summary of the significant components of the Restructuring Charge:

In millions
Noncancelable lease obligations	$227.4
Asset write-offs	105.6
Employee severance and benefits	19.5
Total(1)	$352.5

(1)  The Restructuring Charge is comprised of $5.7 million recorded in cost of goods sold and $346.8 million recorded in selling, general and administrative expenses.

The Restructuring Charge will require total cash payments of $246.9 million, which primarily consist of noncancelable lease obligations extending through 2024. As of December 29, 2001, the remaining future cash payments total $244.8 million.

Noncancelable lease obligations included $227.4 million for the estimated continuing lease obligations of the Stores, the Mail Facility and the Satellite Facilities. As required by EITF Issue 88-10, “Costs Associated with Lease Modification or Termination,” the estimated continuing lease obligations were reduced by estimated probable sublease rental income.

Asset write-offs included $59.0 million for fixed asset write-offs, $40.9 million for intangible asset write-offs and $5.7 million for the markdown of certain inventory to its net realizable value. The fixed asset and intangible asset write-offs relate to the Stores, the Mail Facility and the Satellite Facilities. Management’s decision to close the above locations was considered to be an event or change in circumstances as defined in SFAS No. 121. Since management intended to use the Stores and the Mail Facility on a short-term basis during the shutdown period, impairment was measured using the “Assets to Be Held and Used” provisions of SFAS No. 121. The analysis was prepared at the individual location level, which is the lowest level at which individual cash flows can be identified. The analysis first compared the carrying amount of the location’s assets to the location’s estimated future cash flows (undiscounted and without interest charges) through the anticipated closing date. If the estimated future cash flows used in this analysis were less than the carrying amount of the location’s assets, an impairment loss calculation was prepared. The impairment loss calculation compared the carrying value of the location’s assets to the location’s estimated future cash flows (discounted and with interest charges). Since these locations will continue to be operated until closed, any remaining net book value after the impairment write down, will be depreciated over their revised useful lives. Impairment of the Satellite Facilities was measured using the “Assets to Be Disposed Of” provisions of SFAS No. 121, since management intended to vacate the locations immediately. The entire $3.5 million net book value of the Satellite Facilities was considered to be impaired since management intended to discard the assets located in the facilities. The inventory markdown resulted from the liquidation of certain front store inventory contained in the Stores. Since management intended to liquidate the inventory below its cost, an adjustment was made to reduce the inventory’s cost to its net realizable value.

Employee severance and benefits included $19.5 million for severance pay, healthcare continuation costs and outplacement service costs related to approximately 1,500 managerial, administrative and store employees in the Company’s Woonsocket, Rhode Island corporate headquarters; Columbus, Mail Facility; Henderson, D.C. and the Stores. As of March 2002, approximately 90% of the employees had been terminated. The remaining employees, which are primarily located in the D.C., will be terminated during the second quarter of 2002.

Following is a reconciliation of the beginning and ending liability balances as of December 29, 2001:

	Noncancelable Lease Obligations(1)	Asset Write-Offs	Employee Severance & Benefits	Total
	In millions
Restructuring charge	$227.4	$105.6	$19.5	$352.5
Utilized — Cash	—	—	(2.1)	(2.1)
Utilized — Non-cash	—	(105.6)	—	(105.6)
Balance at 12/29/01(2)	$227.4	$—	$17.4	$244.8

(1)  Noncancelable lease obligations extend through 2024.

(2)  The Company believes that the reserve balances as of December 29, 2001 are adequate to cover the remaining liabilities associated with the Restructuring Charge.

3              Leases

The Company leases most of its retail locations and five of its distribution centers under noncancelable operating leases, whose initial terms are typically 22 years, along with options that permit renewals for additional periods. The Company also leases certain equipment and other assets under noncancelable operating leases, whose initial terms typically range from 3 to 10 years. Minimum rent is expensed on a straight-line basis over the term of the lease. In addition to minimum rental payments, certain leases require additional payments based on sales volume, as well as reimbursements for real estate taxes, maintenance and insurance.

Following is a summary of the Company’s net rental expense for operating leases for the respective years:

	2001	2000	1999
	In millions
Minimum rentals	$758.2	$684.9	$572.4
Contingent rentals	67.6	66.3	64.8
	825.8	751.2	637.2
Less: sublease income	(9.1)	(9.2)	(13.2)
	$816.7	$742.0	$624.0

Following is a summary of the future minimum lease payments under capital and operating leases as of December 29, 2001:

	Capital Leases	Operating Leases
	In millions
2002	$0.2	$756.4
2003	0.2	712.5
2004	0.2	671.9
2005	0.2	623.2
2006	0.2	559.4
Thereafter	0.7	5,507.5
	1.7	$8,830.9
Less: imputed interest	(0.7)
Present value of capital lease obligations	$1.0

The Company finances a portion of its store development program through sale-leaseback transactions. Typically, the properties are sold at net book value and the resulting leases qualify and are accounted for as operating leases. Proceeds from sale-leaseback transactions totaled $323.3 million in 2001 and $299.3 million in 2000. During 2001, the Company completed a sale-leaseback transaction involving five of our distribution centers. The distribution centers were sold at fair market value resulting in a $35.5 million gain, which was deferred and is being amortized to offset rent expense over the life of the new operating leases. The operating leases that resulted from these transactions are included in the above table.

4              Borrowing and Credit Agreements

Following is a summary of the Company’s borrowings as of the respective balance sheet dates:

	December 29, 2001	December 30, 2000
	In millions
Commercial paper	$235.8	$589.6
8.52% ESOP notes due 2008(1)	219.9	240.6
5.5% senior notes due 2004	300.0	300.0
5.625% senior notes due 2006	300.0	—
Mortgage notes payable	15.9	16.6
Capital lease obligations	1.0	1.2
	1,072.6	1,148.0
Less: Short-term debt	(235.8)	(589.6)
Current portion of long-term debt	(26.4)	(21.6)
	$810.4	$536.8

(1) See Note 5 for further information about the Company’s ESOP Plan.

In connection with our commercial paper program the Company maintains a $650 million, five-year unsecured back-up credit facility, which expires on May 30, 2006 and a $650 million, 364-day unsecured back-up credit facility, which expires on May 30, 2002. The credit facilities allow for borrowings at various rates depending on our public debt ratings and require the Company to pay a quarterly facility fee of 0.08%, regardless of usage. As of December 29, 2001, the Company had not borrowed against the credit facilities. Interest paid totaled $75.2 million in 2001, $98.3 million in 2000 and $69.0 million in 1999. The weighed average interest rate for short-term debt was 2.1% as of December 29, 2001 and 6.9% as of December 30, 2000.

In March 2001, the Company issued $300 million of 5.625% unsecured senior notes. The notes are due March 15, 2006 and pay interest semi-annually. The Company may redeem these notes at any time, in whole or in part, at a defined redemption price plus accrued interest. Net proceeds from the notes were used to repay outstanding commercial paper.

The Credit Facilities and unsecured senior notes contain customary restrictive financial and operating covenants. The covenants do not materially affect the Company’s financial or operating flexibility.

The aggregate maturities of long-term debt for each of the five years subsequent to December 29, 2001 are $26.4 million in 2002, $32.2 million in 2003, $323.4 million in 2004, $28.1 million in 2005 and $334.5 million in 2006.

5              Employee Stock Ownership Plan

The Company sponsors a defined contribution Employee Stock Ownership Plan (the “ESOP”) that covers full-time employees with at least one year of service.

In 1989, the ESOP Trust issued and sold $357.5 million of 20-year, 8.52% notes due December 31, 2008 (the “ESOP Notes”). The proceeds from the ESOP Notes were used to purchase 6.7 million shares of Series One ESOP Convertible Preference Stock (the “ESOP Preference Stock”) from the Company. Since the ESOP Notes are guaranteed by the Company, the outstanding balance is reflected as long-term debt and a corresponding guaranteed ESOP obligation is reflected in shareholders’ equity in the accompanying consolidated balance sheets.

Each share of ESOP Preference Stock has a guaranteed minimum liquidation value of $53.45, is convertible into 2.314 shares of common stock and is entitled to receive an annual dividend of $3.90 per share. The ESOP Trust uses the dividends received and contributions from the Company to repay the ESOP Notes. As the ESOP Notes are repaid, ESOP Preference Stock is allocated to participants based on: (i) the ratio of each year’s debt service payment to total current and future debt service payments multiplied by (ii) the number of unallocated shares of ESOP Preference Stock in the plan. As of December 29, 2001, 4.9 million shares of ESOP Preference Stock were outstanding, of which 2.3 million shares were allocated to participants and the remaining 2.6 million shares were held in the ESOP Trust for future allocations.

Annual ESOP expense recognized is equal to (i) the interest incurred on the ESOP Notes plus (ii) the higher of (a) the principal repayments or (b) the cost of the shares allocated, less (iii) the dividends paid. Similarly, the guaranteed ESOP obligation is reduced by the higher of (i) the principal payments or (ii) the cost of shares allocated.

Following is a summary of the ESOP activity for the respective years:

	2001	2000	1999
	In millions
ESOP expense recognized	$22.1	$18.8	$16.6
Dividends paid	19.1	19.5	20.1
Cash contributions	22.1	18.8	16.6
Interest payments	20.5	21.9	23.1
ESOP shares allocated	0.4	0.3	0.3

6              Pension Plans and Other Postretirement Benefits

The Company sponsors a noncontributory defined benefit pension plan that covers certain full-time employees of Revco, D.S., Inc. who were not covered by collective bargaining agreements. On September 20, 1997, the Company suspended future benefit accruals under this plan. Benefits paid to retirees are based upon age at retirement, years of credited service and average compensation during the five year period ending September 20, 1997. The plan is funded based on actuarial calculations and applicable federal regulations.

Pursuant to various labor agreements, the Company is also required to make contributions to certain union-administered pension and health and welfare plans that totaled $11.1 million, $9.3 million and $8.4 million in 2001, 2000 and 1999, respectively. The Company also has nonqualified supplemental executive retirement plans in place for certain key employees for whom it has purchased cost recovery variable life insurance.

Defined Contribution Plans

The Company sponsors a voluntary 401(k) Savings Plan that covers substantially all employees who meet plan eligibility requirements. The Company makes matching contributions consistent with the provisions of the plan. At the participant’s option, account balances, including the Company’s matching contribution, can be moved without restriction among various investment options, including the Company’s common stock. The Company also maintains a nonqualified, unfunded Deferred Compensation Plan for certain key employees. This plan provides participants the opportunity to defer portions of their compensation and receive matching contributions that they would have otherwise received under the 401(k) Savings Plan if not for certain restrictions and limitations under the Internal Revenue Code. The Company’s contributions under the above defined contribution plans totaled $26.7 million, $23.0 million and $17.0 million in 2001, 2000 and 1999, respectively. The Company also sponsors an Employee Stock Ownership Plan. See Note 5 for further information about this plan.

Other Postretirement Benefits

The Company provides postretirement healthcare and life insurance benefits to certain retirees who meet eligibility requirements. The Company’s funding policy is generally to pay covered expenses as they are incurred.

Following is a reconciliation of the benefit obligation, fair value of plan assets and funded status of the Company’s defined benefit and other postretirement benefit plans as of the respective balance sheet dates:

	Defined Benefit Plans		Other Postretirement Benefits
	2001	2000	2001	2000
	In millions
Change in benefit obligation:
Benefit obligation at beginning of year	$267.2	$254.8	$13.4	$14.0
Service cost	0.5	0.9	—	—
Interest cost	20.9	19.8	0.9	1.0
Actuarial loss (gain)	9.3	9.6	(0.1)	(0.5)
Benefits paid	(14.8)	(17.9)	(1.3)	(1.1)
Benefit obligation at end of year	$283.1	$267.2	$12.9	$13.4
Change in plan assets:
Fair value at beginning of year	$234.7	$248.8	$—	$—
Actual return on plan assets	(16.0)	(3.3)	—	—
Company contributions	14.5	7.1	1.3	1.1
Benefits paid	(14.8)	(17.9)	(1.3)	(1.1)
Fair value at end of year(1)	$218.4	$234.7	$—	$—
Funded status:
Funded status	$(64.7)	$(32.5)	$(12.9)	$(13.4)
Unrecognized prior service cost	0.9	1.0	(0.7)	(0.8)
Unrecognized (gain)	(3.5)	(27.7)	(0.3)	(0.4)
Accrued pension costs	$(67.3)	$(59.2)	$(13.9)	$(14.6)

(1)  Plan assets consist primarily of mutual funds, common stock and insurance contracts.

Following is a summary of the net periodic pension cost for the defined benefit and other postretirement benefit plans for the respective years:

	Defined Benefit Plans			Other Postretirement Benefits
	2001	2000	1999	2001	2000	1999
	In millions
Service cost	$0.5	$0.9	$0.7	$—	$—	$—
Interest cost on benefit obligation	20.9	19.8	19.8	0.9	1.0	0.9
Expected return on plan assets	(20.2)	(18.6)	(16.6)	—	—	—
Amortization of net (gain) loss	(0.3)	(0.1)	1.3	(0.2)	(0.2)	—
Amortization of prior service cost	0.1	0.1	0.1	(0.1)	(0.1)	(0.1)
Settlement gain	(0.2)	—	—	—	—	—
Net periodic pension cost	$0.8	$2.1	$5.3	$0.6	$0.7	$0.8
Weighted average assumptions:
Discount rate	7.50%	7.75%	8.00%	7.25%	7.75%	7.75%
Expected return on plan assets	9.25%	9.25%	9.00%	—	—	—
Rate of compensation increase	4.00%	4.00%	4.00%	—	—	—

For measurement purposes, future healthcare costs are assumed to increase at an annual rate of 9.0%, decreasing to an annual growth rate of 5.0% in 2006 and thereafter. A one percent change in the assumed healthcare cost trend rate would change the accumulated postretirement benefit obligation by $0.7 million and the total service and interest costs by $0.1 million.

7              Stock Incentive Plans

The 1997 Incentive Compensation Plan provides for the granting of up to 42.9 million shares of common stock in the form of stock options and other awards to selected officers and employees of the Company. All grants under the plan are awarded at fair market value on the date of grant. Generally, options become exercisable over a four-year period from the grant date and expire ten years after the date of grant. As of December 29, 2001, there were 27.3 million shares available for future grants.

The 1996 Directors Stock Plan provides for the granting of up to 346,460 shares of common stock to the Company’s nonemployee directors. The plan allows the nonemployee directors to elect to receive shares of common stock or stock options in lieu of cash compensation. As of December 29, 2001, there were 204,005 shares available for future grants under the plan.

Following is a summary of the stock option activity for the respective years:

	2001		2000		1999
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	14,646,990	$31.11	12,964,600	$27.38	11,982,122	$23.31
Granted(1)	5,380,520	59.55	6,964,015	33.84	2,175,342	48.02
Exercised	(1,083,533)	23.13	(3,510,785)	19.55	(927,080)	18.87
Canceled	(1,317,253)	43.14	(1,770,840)	37.37	(265,784)	37.65
Outstanding at end of year	17,626,724	39.48	14,646,990	31.11	12,964,600	27.38
Exercisable at end of year	4,608,595	$25.09	4,048,842	$18.85	6,065,351	$17.92

(1) During 2001 and 2000, the Company granted 3.0 million and 5.1 million stock options, respectively, to substantially all full-time pharmacists and store managers.

Following is a summary of the stock options outstanding and exercisable as of December 29, 2001:

	Options Outstanding			Options Exercisable
	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Range of Exercise Prices
Under $15	314,984	3.5	$12.54	314,846	$12.54
$15.01 to $25.00	3,184,768	3.7	18.65	2,864,758	18.16
25.01 to35.00	4,328,424	8.1	31.75	45,814	29.11
35.01 to50.00	4,920,863	6.7	40.70	1,381,844	42.16
50.01 to61.23	4,877,685	9.0	60.44	1,333	51.38
Total	17,626,724	7.1	$39.48	4,608,595	$25.09

Restricted shares issued under the 1997 Incentive Compensation Plan totaled 76,164, 952,251 and 59,908 shares in 2001, 2000 and 1999, respectively. Fair market value on the date of grant was $4.6 million in 2001, $29.1 million in 2000 and $3.1 million in 1999. Compensation costs are recognized over the restricted period and totaled $5.4 million in 2001, $5.9 million in 2000 and $2.3 million in 1999.

The 1999 Employee Stock Purchase Plan provides for the granting of up to 7.4 million shares of common stock. Under the plan, eligible employees may purchase common stock at the end of each six-month offering period, at a purchase price equal to 85% of the lower of the fair market value on the first day or the last day of the offering period. As of December 29, 2001, 1.7 million shares of common stock have been issued under the plan.

The Company applies APB Opinion No. 25 to account for its stock incentive plans. Accordingly, no compensation cost has been recognized for stock options granted. Had compensation cost been recognized based on the fair value of stock options granted consistent with SFAS No. 123, net earnings and net earnings per common share (“EPS”) would approximate the pro forma amounts shown below:

		2001	2000	1999
		In millions, except per share amounts
Net earnings:	As reported	$413.2	$746.0	$635.1
	Pro forma	357.1	717.7	614.7
Basic EPS:	As reported	$1.02	$1.87	$1.59
	Pro forma	0.87	1.80	1.53
Diluted EPS:	As reported	$1.00	$1.83	$1.55
	Pro forma	0.86	1.76	1.50

The fair value of each stock option grant was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2001	2000	1999
Dividend yield	0.77%	0.40%	0.58%
Expected volatility	29.79%	27.92%	25.86%
Risk-free interest rate	5.00%	6.25%	6.50%
Expected life	7.0	6.5	6.0

8              Income Taxes

The income tax provision consisted of the following for the respective years:

		2001	2000	1999
		In millions
Current:	Federal	$360.3	$397.2	$289.6
	State	53.9	73.9	68.4
		414.2	471.1	358.0
Deferred:	Federal	(111.8)	21.9	72.6
	State	(6.0)	4.4	10.7
		(117.8)	26.3	83.3
Total		$296.4	$497.4	$441.3

Following is a reconciliation of the statutory income tax rate to the Company’s effective tax rate for the respective years:

	2001	2000	1999
Statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.4	4.1	4.8
Goodwill and other	1.0	0.9	1.2
Effective tax rate before Restructuring Charge	39.4	40.0	41.0
Restructuring Charge(1)	2.4	—	—
Effective tax rate	41.8%	40.0%	41.0%

(1) Includes state tax effect.

Following is a summary of the significant components of the Company’s deferred tax assets and liabilities as of the respective balance sheet dates:

	December 29, 2001	December 30, 2000
	In millions
Deferred tax assets:
Employee benefits	$53.2	$65.1
Inventory	9.8	—
Restructuring Charge	122.0	—
Other	136.4	137.4
Total deferred tax assets	321.4	202.5
Deferred tax liabilities:
Accelerated depreciation	(114.1)	(98.6)
Inventory	—	(7.0)
Total deferred tax liabilities	(114.1)	(105.6)
Net deferred tax assets	$207.3	$96.9

Income taxes paid were $397.0 million, $342.5 million and  $354.5 million for 2001, 2000 and 1999, respectively.

Based on historical pre-tax earnings, the Company believes it is more likely than not that the deferred tax assets will be realized.

9              Commitments & Contingencies

In connection with certain business dispositions completed between 1991 and 1997, the Company continues to guarantee lease obligations for approximately 1,100 former stores. The respective purchasers indemnify the Company for these obligations. Assuming that each respective purchaser became insolvent, an event which the Company believes to be highly unlikely, management estimates that it could settle these obligations for approximately $760 million as of December 29, 2001.

In the opinion of management, the ultimate disposition of these guarantees will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or future cash flows.

The Company is the defendant in a collective action under the Fair Labor Standards Act (the “FLSA”), which has been filed against CVS in the Federal District Court of Alabama by certain current and former CVS pharmacists. The action contends that, as a result of CVS’ pay practices, these pharmacists should not be treated as salaried exempt employees for purposes of the FLSA and, therefore, the Company violated the FLSA by failing to pay such pharmacists at a rate of time and one-half for hours worked over 40 in any given work week. Plaintiffs seek recovery of unpaid overtime as well as payment of liquidated damages, expenses and reasonable attorneys’ fees. This action is in the discovery phase and it is not yet possible to predict the outcome or reasonably estimate the possible range of loss, if any, for this case.

The Company is also a party to other litigation arising in the normal course of its business, none of which is expected to be material to the Company.

As of December 29, 2001, the Company had outstanding commitments to purchase $269 million of merchandise inventory for use in the normal course of business. The Company currently expects to satisfy these purchase commitments by 2008.

10           Business Segments

The Company currently operates two business segments, Retail Pharmacy and Pharmacy Benefit Management (“PBM”). During 2001, the Company changed its reporting structure and as a result, the Specialty Pharmacy business and the Internet Pharmacy business are no longer considered to be business segments. The Specialty Pharmacy business is now a component of the PBM segment and the Internet Pharmacy business a component of the Retail Pharmacy segment. Prior year amounts have been reclassified to reflect the current year presentation.

The operating segments are segments of the Company for which separate financial information is available and for which operating results are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

As of December 29, 2001, the Retail Pharmacy segment included 4,145 retail drugstores and the Company’s online retail website, CVS.com. The retail drugstores are located in 25 states and the District of Columbia and operate under the CVS/pharmacy name. The Retail Pharmacy segment is the Company’s only reportable segment.

The PBM segment provides a full range of prescription benefit management services to managed care providers and other organizations. These services include plan design and administration, formulary management, mail order pharmacy services, claims processing and generic substitution. The PBM segment also includes the Company’s specialty pharmacy business, which focuses on supporting individuals that require complex and expensive drug therapies. The PBM segment operates under the PharmaCare Management Services name, while the specialty pharmacy mail order facilities and 46 retail pharmacies, located in 20 states and the District of Columbia, operate under the CVS ProCare name.

The accounting policies of the segments are substantially the same as those described in Note 1. The Company evaluates segment performance based on operating profit before the effect of nonrecurring charges and gains and intersegment profits.

Following is a reconciliation of the significant components of the Retail Pharmacy segment’s net sales for the respective years:

	2001	2000	1999
Pharmacy	66.1%	62.7%	58.7%
Front store	33.9	37.3	41.3
Total net sales	100.0%	100.0%	100.0%

Following is a reconciliation of the Company’s business segments to the consolidated financial statements:

	Retail Pharmacy Segment	All Other Segments	Other Adjustments(1)	Consolidated Totals
	In millions
2001:	$21,328.7	$912.7	$—	$22,241.4
Net sales
Operating profit	1,079.9	39.7	(349.0)	770.6
Depreciation and amortization	301.7	19.1	—	320.8
Total assets	8,123.7	504.5	—	8,628.2
Additions to property and equipment	705.3	8.3	—	713.6
2000:
Net sales	$19,382.1	$705.4	$—	$20,087.5
Operating profit	1,268.5	35.0	19.2	1,322.7
Depreciation and amortization	289.4	7.2	—	296.6
Total assets	7,514.4	435.1	—	7,949.5
Additions to property and equipment	687.1	8.2	—	695.3
1999:
Net sales	$17,627.7	$470.6	$—	$18,098.3
Operating profit	1,107.9	27.6	—	1,135.5
Depreciation and amortization	275.4	2.5	—	277.9
Total assets	7,158.5	116.9	—	7,275.4
Additions to property and equipment	713.3	9.4	—	722.7

(1) In 2001, other adjustments relate to the $352.5 million Restructuring Charge and the $3.5 million Net Litigation Gain. See Note 2 for further information on the Restructuring Charge and Note 1 for further information on the Net Litigation Gain. In 2000, other adjustments relate to the settlement proceeds received from a class action lawsuit against certain manufacturers of brand name prescription drugs. Nonrecurring charges and gains are not considered when management assesses the stand-alone performance of the Company’s business segments.

11           Reconciliation of Earnings Per Common Share

Following is a reconciliation of basic and diluted earnings per common share for the respective years:

	2001	2000	1999
	In millions, except per share amounts
Numerator for earnings per common share calculation:
Net earnings	$413.2	$746.0	$635.1
Preference dividends, net of income tax benefit	(14.7)	(14.6)	(14.7)
Net earnings available to common shareholders, basic	$398.5	$731.4	$620.4
Net earnings	$413.2	$746.0	$635.1
Dilutive earnings adjustment	(4.8)	(0.7)	—
Net earnings available to common shareholders, diluted	$408.4	$745.3	$635.1
Denominator for earnings per common share calculation:
Weighted average common shares, basic	392.2	391.0	391.3
Effect of dilutive securities:
Preference stock	10.8	10.8	10.7
Stock options	5.3	6.2	6.9
Weighted average common shares, diluted	408.3	408.0	408.9
Basic earnings per common share:
Net earnings	$1.02	$1.87	$1.59
Diluted earnings per common share:
Net earnings	$1.00	$1.83	$1.55

12           Quarterly Financial Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
	Dollars in millions, except per share amounts
2001:
Net sales	$5,385.9	$5,494.2	$5,410.8	$5,950.5	$22,241.4
Gross margin	1,453.4	1,458.4	1,371.8	1,407.4	5,691.0
Operating profit (loss)	381.4	342.0	220.2	(173.0)	770.6
Net earnings (loss)	221.7	198.0	123.7	(130.2)	413.2
Net earnings per common share, basic	0.56	0.49	0.31	(0.34)	1.02
Net earnings per common share, diluted(1)	0.54	0.48	0.30	(0.34)	1.00
Dividends per common share	0.0575	0.0575	0.0575	0.0575	0.2300
Stock price: (New York Stock Exchange)
High	62.10	59.75	40.48	34.55	62.10
Low	51.00	36.51	31.40	23.28	23.28
Registered shareholders at year-end					11,000
2000:
Net sales	$4,739.5	$4,942.8	$4,916.4	$5,488.8	$20,087.5
Gross margin	1,300.0	1,335.8	1,297.4	1,428.5	5,361.7
Operating profit	334.9	333.9	284.7	369.2	1,322.7
Net earnings	191.3	186.5	158.7	209.5	746.0
Net earnings per common share, basic	0.48	0.47	0.40	0.53	1.87
Net earnings per common share, diluted	0.47	0.46	0.39	0.51	1.83
Dividends per common share	0.0575	0.0575	0.0575	0.0575	0.2300
Stock price: (New York Stock Exchange)
High	40.63	46.75	46.31	59.94	59.94
Low	28.00	35.88	34.38	44.31	28.00

(1) In accordance with SFAS No. 128, “Earnings per Share”, the assumed conversion of ESOP preference stock and outstanding stock options were excluded from the diluted earnings per common share calculation in the fourth quarter of 2001 since their effect would be antidilutive. This results in diluted earnings per common share equal to basic earnings per common share for the fourth quarter of 2001.

Five-Year Financial Summary

	2001 (52 weeks)	2000 (52 weeks)	1999 (53 weeks)	1998 (52 weeks)	1997 (52 weeks)
	In millions, except per share amounts
Statement of operations data:
Net sales	$22,241.4	$20,087.5	$18,098.3	$15,273.6	$13,749.6
Gross margin(1)	5,691.0	5,361.7	4,861.4	4,129.2	3,718.3
Selling, general and administrative expenses	4,256.3	3,761.6	3,448.0	2,949.0	2,776.0
Depreciation and amortization	320.8	296.6	277.9	249.7	238.2
Merger, restructuring and other nonrecurring charges and (gains)	343.3	(19.2)	—	178.6	422.4
Total operating expenses	4,920.4	4,039.0	3,725.9	3,377.3	3,436.6
Operating profit(2)	770.6	1,322.7	1,135.5	751.9	281.7
Other expense (income), net	61.0	79.3	59.1	60.9	44.1
Income tax provision	296.4	497.4	441.3	306.5	149.2
Earnings from continuing operations before extraordinary item(3)	$413.2	$746.0	$635.1	$384.5	$88.4

Per common share data:
Earnings from continuing operations before extraordinary item(3)
Basic	$1.02	$1.87	$1.59	$0.96	$0.20
Diluted	1.00	1.83	1.55	0.95	0.19
Cash dividends per common share	0.230	0.230	0.230	0.225	0.220

Balance sheet and other data:
Total assets	$8,628.2	$7,949.5	$7,275.4	$6,686.2	$5,920.5
Long-term debt	810.4	536.8	558.5	275.7	290.4
Total shareholders’ equity	4,566.9	4,304.6	3,679.7	3,110.6	2,626.5
Number of stores (at end of period)	4,191	4,133	4,098	4,122	4,094

(1) Gross margin includes the pre-tax effect of the following nonrecurring charges: (i) in 2001, $5.7 million ($3.6 million after-tax) related to the markdown of certain inventory contained in the stores closing as part of the Action Plan, discussed in Note 2 to the consolidated financial statements, to its net realizable value, (ii) in 1998, $10.0 million ($5.9 million after-tax) related to the markdown of noncompatible Arbor Drugs, Inc. merchandise and (iii) in 1997, $75.0 million ($49.9 million after-tax) related to the markdown of noncompatible Revco D.S., Inc. merchandise.

(2) Operating profit includes the pre-tax effect of the charges discussed in Note (1) above and the following merger, restructuring, and other nonrecurring charges and gains: (i) in 2001, $346.8 million ($226.9 million after-tax) related to restructuring and asset impairment costs associated with the Action Plan and $3.5 million ($2.1 million after-tax) nonrecurring gain resulting from the net effect of the $50.3 million of settlement proceeds received from various lawsuits against certain manufacturers of brand name prescription drugs which was offset by the Company’s contribution of $46.8 million of these settlement proceeds to the CVS Charitable Trust, Inc. to fund future charitable giving, (ii) in 2000, $19.2 million ($11.5 million after-tax) nonrecurring gain representing partial payment of our share of the settlement proceeds from a class action lawsuit against certain manufacturers of brand name prescription drugs, (iii) in 1998, $147.3 million ($101.3 million after-tax) charge related to the merger of CVS and Arbor and $31.3 million ($18.4 million after-tax) of nonrecurring costs incurred in connection with eliminating Arbor’s information technology systems and Revco’s noncompatible store merchandise fixtures and (iv) in 1997, $337.1 million ($229.8 million after-tax) charge related to the merger of CVS and Revco on May 29, 1997, $54.3 million ($32.0 million after-tax) of nonrecurring costs incurred in connection with eliminating Revco’s information technology systems and noncompatible store merchandise fixtures and $31.0 million ($19.1 million after-tax) charge related to the restructuring of Big B, Inc.

(3) Earnings from continuing operations before extraordinary item and earnings per common share from continuing operations before extraordinary item include the after-tax effect of the charges and gains discussed in Notes (1) and (2) above.

Management’s Responsibility for Financial Reporting

The integrity and objectivity of the financial statements and related financial information in this Annual Report are the responsibility of the management of the Company. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and include, when necessary, the best estimate and judgments of management.

The Company maintains a system of internal controls designed to provide reasonable assurance, at appropriate cost, that assets are safeguarded, transactions are executed in accordance with management’s authorization, and the accounting records provide a reliable basis for the preparation of the financial statements. The system of internal accounting controls is continually reviewed by management and improved and modified as necessary in response to changing business conditions and the recommendations of the Company’s internal auditors and independent auditors.

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

The Audit Committee of the Board of Directors, consisting solely of outside directors, meets periodically with management, internal auditors and the independent auditors to review matters relating to the Company’s financial reporting, the adequacy of internal accounting controls and the scope and results of audit work. The internal auditors and independent auditors have free access to the Audit Committee.

/s/ THOMAS M. RYAN

Thomas M. Ryan
Chairman of the Board, President and
Chief Executive Officer

/s/ DAVID B. RICKARD

Executive Vice President, Chief Financial Officer and
Chief Administrative Officer

February 1, 2002

Independent Auditors’ Report

KPMG LLP

Board of Directors and Shareholders

CVS Corporation:

We have audited the accompanying consolidated balance sheets of CVS Corporation and subsidiaries as of December 29, 2001 and December 30, 2000, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the fifty-two week periods ended December 29, 2001 and December 30, 2000 and the fifty-three week period ended January 1, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CVS Corporation and subsidiaries as of December 29, 2001 and December 30, 2000, and the results of their operations and their cash flows for the fifty-two week periods ended December 29, 2001 and December 30, 2000 and the fifty-three week period ended January 1, 2000, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

KPMG LLP
Providence, Rhode Island

February 1, 2002

Officers

Thomas M. Ryan

Chairman of the Board, President and

Chief Executive Officer

David B. Rickard

Executive Vice President,

Chief Financial Officer and

Chief Administrative Officer

Chris W. Bodine

Executive Vice President - Merchandising and Marketing

Deborah G. Ellinger

Executive Vice President - Strategy and Business Development

Larry J. Merlo

Executive Vice President — Stores

Douglas A. Sgarro

Senior Vice President and Chief Legal Officer

President

CVS Realty Co.

Rosemary Mede

Senior Vice President — Human Resources and Corporate Communications

Philip C. Galbo

Senior Vice President and Treasurer

Larry D. Solberg

Senior Vice President — Finance and Controller

Nancy R. Christal

Vice President — Investor Relations

Zenon P. Lankowsky

Secretary

Directors

Eugene Applebaum(3)

President

Arbor Investments Group, LLC,

a consulting firm

W. Don Cornwell(1)

Chairman of the Board and

Chief Executive Officer

Granite Broadcasting Corporation

Thomas P. Gerrity(1)

Professor of Management

The Wharton School of the University of Pennsylvania

Stanley P. Goldstein

Retired; formerly Chairman of the Board and Chief Executive Officer

CVS Corporation

Marian L. Heard (1)(3)

President and Chief Executive Officer

United Way of Massachusetts Bay

Chief Executive Officer

United Ways of New England

William H. Joyce (1)(3)

Chairman of the Board and Chief Executive Officer

Hercules, Incorporated

Terry R. Lautenbach (2)(3)

Retired; formerly Senior Vice President

International Business Machines Corporation

Terrence Murray (3)

Chairman of the Board

FleetBoston Financial Corporation

Sheli Z. Rosenberg (2)(3)

Vice Chairman

Equity Group Investments, LLC

Thomas M. Ryan

Chairman of the Board, President and

Chief Executive Officer

CVS Corporation

Ivan G. Seidenberg (2)

President and Co-Chief Executive Officer

Verizon Communications Corporation

(1)           Member of the Audit Committee.

(2)           Member of the Management Planning and Development Committee.

(3)           Member of Nominating and Corporate Governance Committee.

Shareholder Information

Corporate Headquarters

CVS Corporation

One CVS Drive, Woonsocket, RI 02895

(401) 765-1500

Annual Shareholders’ Meeting

10:00 a.m. April 17, 2002

CVS Corporate Headquarters

Stock Market Listing

New York Stock Exchange

Symbol: CVS

Transfer Agent and Registrar

Questions regarding stock holdings, certificate replacement/transfer, dividends and address changes should be directed to:

The Bank of New York

Shareholder Relations Department

P.O. Box 11258

Church Street Station

New York, NY 10286

Toll-free: (877) CVSPLAN (287-7526)

E-mail: shareowner-svcs@bankofny.com

Direct Stock Purchase/Dividend Reinvestment Program

BuyDIRECTsm provides a convenient and economical way for you to purchase your first shares or additional shares of CVS common stock. The program is sponsored and administered by The Bank of New York. For more information, including an enrollment form, please contact:

The Bank of New York at (877) 287-7526

Financial and Other Company Information

The Company’s Annual Report on Form

10-K will be sent without charge to any shareholder upon request by contacting:

Nancy R. Christal

Vice President - Investor Relations

CVS Corporation

670 White Plains Road - Suite 210

Scarsdale, NY 10583

(800) 201-0938

In addition, financial reports and recent filings with the Securities and Exchange Commission, including our Form 10-K, as well as other Company information, are available via the Internet at http://www.cvs.com.