Form 10-K, Exhibit 13
period 2002-12-28
CVS CORP
filed 2003-03-18
CIK 64803

Exhibit 13

2002 Financial Report

Introduction

For an understanding of the significant factors that influenced our performance during the past three fiscal years, the following discussion should be read in conjunction with the audited consolidated financial statements and the notes thereto and the Cautionary Statement Concerning Forward-Looking Statements presented in this Annual Report.

Our Business

CVS Corporation (the “Company”) is a leader in the retail drugstore industry in the United States. The Company sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, greeting cards, film and photofinishing services, beauty products and cosmetics, seasonal merchandise and convenience foods, through its CVS/pharmacy® stores and online through CVS.com®. The Company also provides Pharmacy Benefit Management and Specialty Pharmacy services through PharmaCare Management Services. As of December 28, 2002, we operated 4,087 retail and specialty pharmacy stores in 32 states and the District of Columbia. For further information on our business segments, see Note 10 to the consolidated financial statements.

Results of Operations

Net sales ~ The following table summarizes our sales performance for the respective years:

	2002	2001	2000
Net sales (in billions)	$24.2	$22.2	$20.1
Net sales increase:
Total	8.7%	10.7%	11.0%
Pharmacy	11.2%	14.5%	17.1%
Front store	3.8%	3.9%	1.5%
Same store sales increase:
Total	8.4%	8.6%	10.9%
Pharmacy	11.7%	13.0%	17.7%
Front store	2.3%	1.2%	1.1%
Pharmacy % of total sales	67.6%	66.1%	62.7%
Third party % of pharmacy sales	92.3%	90.9%	89.2%
Prescriptions filled (in millions)	316	309	297

As you review our sales performance, we believe you should consider the following important information:

•                  Our pharmacy sales growth continues to benefit from our ability to attract and retain managed care customers and favorable industry trends. These trends include an aging American population that is consuming a greater number of prescription drugs, the increased use of pharmaceuticals as the first line of defense for healthcare and the introduction of a number of successful new prescription drugs. However, the introduction of new prescription drugs had less of an impact on sales in 2001 and 2002, compared to previous years, due to the lack of significant new drug introductions since 2001. It is possible that this trend may continue in 2003 as there is no way to predict with certainty the timing of new drug introductions.

•                  Pharmacy sales dollars were negatively impacted during 2002 by increased introductions of lower priced generic drugs, which are being substituted for higher priced brand name drugs. Excluding the generic drug introductions, we estimate that total same store sales growth for the fiscal year of 2002 would have been approximately 130 basis points higher, while pharmacy same store sales growth would have been approximately 180 basis points higher. However, gross margins on generic drug sales are generally higher than on sales of equivalent higher priced brand-name drugs.

•                  Front store sales benefited during 2002 from an increase in promotional programs that were designed to respond to competitive and economic conditions, and from the implementation of our Assisted Inventory Management system, which increased our in-stock positions. We will continue to monitor the competitive and economic environment and we will modify our future promotional programs, if necessary. We cannot, however, guarantee that our current and/or future promotional programs will produce the desired lift in front store sales due to a number of uncertainties that include, but are not limited to, the general economic environment and consumer confidence.

•                  Total sales were negatively impacted during 2002 by the 229 stores that were closed as part of our 2001 strategic restructuring. We estimate that the impact of the 229 store closings, net of the sales which we believe transferred to our remaining stores, lowered sales by approximately $257 million, (a reduction of approximately 120 basis points on total sales growth) in 2002. However, we believe the sales that transferred to our remaining stores benefited total same store sales growth by approximately 60 basis points in 2002.

•                  Sales were negatively impacted during 2001 by a pharmacist shortage in certain markets combined with the weakening economy and an increasingly competitive environment that ultimately resulted in lower customer counts and lost sales during 2001. As of the end of 2001, we had returned to full pharmacist staffing levels.

•                  Total sales also continued to benefit from our relocation program, which seeks to move our existing shopping center stores to larger, more convenient, freestanding locations. Historically, we have achieved significant improvements in customer count and net sales when we do this. Although the number of annual relocations has decreased, our relocation strategy remains an important component of our overall growth strategy, as 47% of our existing stores were freestanding as of December 28, 2002.

Gross margin, which includes net sales less the cost of merchandise sold during the reporting period and the related purchasing costs, warehousing costs, delivery costs and actual and estimated inventory losses, as a percentage of net sales was 25.1% in 2002. This compares to 25.6% in 2001 and 26.7% in 2000.

Why has our gross margin rate been declining?

•                  Pharmacy sales continued to grow at a faster pace than front store sales. On average, our gross margin on pharmacy sales is lower than our gross margin on front store sales. Pharmacy sales as a percentage of total sales for 2002 were 67.6%, compared to 66.1% in 2001 and 62.7% in 2000.

•                  Sales to customers covered by third party insurance programs have continued to increase and, thus, have become a larger part of our total pharmacy business. On average, our gross margin on third party pharmacy sales is lower than our gross margin on cash pharmacy sales. Third party prescription sales for 2002 were 92.3% of pharmacy sales, compared to 90.9% in 2001 and 89.2% in 2000.

•                  In recent years, our third party gross margin rates have been adversely affected by the efforts of managed care organizations, pharmacy benefit managers, governmental and other third party payors to reduce prescription drug costs. To address this trend, we have dropped and/or renegotiated a number of third party programs that fell below our minimum profitability standards. These efforts have helped to stabilize third party reimbursement rates. However, during the latter part of 2002, as a result of increasing budget shortfalls, numerous state legislatures proposed or were reported to be considering reductions in pharmacy reimbursement rates for Medicaid and other governmental programs as well as other measures designed to reduce prescription drug costs. In the event this trend continues and we elect to withdraw from third party programs and/or decide not to participate in future programs that fall below our minimum profitability standards, we may not be able to sustain our current rate of sales growth and gross margin dollars could be adversely impacted.

•                  Also contributing to the gross margin rate decline during 2001 and 2002 were higher markdowns associated with the increased promotional activity (discussed above) and elevated physical inventory losses, offset, in part, by the increase in generic drug sales (also discussed above), which normally yield a higher gross margin rate than brand name drug sales. Inventory losses for 2002 were 1.19% of net sales, compared to 1.52% of net sales in 2001 and 0.60% of net sales in 2000. During 2001, we initiated a number of programs to address the physical inventory loss trend. These programs began to reduce inventory losses during the second half of 2002 and we believe they will continue to do so during 2003. However, we cannot guarantee that these programs will continue to produce the desired results.

Total operating expenses, which include store and administrative payroll, employee benefits, store and administrative occupancy costs, selling expenses, advertising expenses, administrative expenses and depreciation and amortization expense, were 20.1% of net sales in 2002. This compares to 22.1% of net sales in 2001 and 20.1% in 2000. As you review our performance in this area, please remember to consider the impact of the following items:

•                  During 2001, we recorded a $346.8 million pre-tax ($226.9 million after-tax) restructuring and asset impairment charge to total operating expenses in connection with our 2001 strategic restructuring. We also recorded a $5.7 million pre-tax ($3.6 million after-tax) charge to cost of goods sold to reflect the markdown of certain inventory contained in the closing stores to its net realizable value. In total, the restructuring and asset impairment charge was $352.5 million pre-tax ($230.5 million after-tax), the (“Restructuring Charge”). For further information on the strategic restructuring and resulting charge, see Note 11 to the consolidated financial statements.

•                  During 2001, we received $50.3 million of settlement proceeds from various lawsuits against certain manufactures of brand name prescription drugs. We elected to contribute $46.8 million of the settlement proceeds to the CVS Charitable Trust, Inc. to fund future charitable giving. The net effect of these nonrecurring items was a $3.5 million pre-tax ($2.1 million after-tax) increase in net earnings.

•                  During 2000, we recorded a $19.2 million pre-tax ($11.5 million after-tax) nonrecurring gain in total operating expenses, which represented a partial payment from a class action lawsuit against certain manufacturers of brand name prescription drugs.

If you exclude the impact of the items discussed above, total operating expenses as a percentage of net sales were 20.1% in 2002, 20.6% in 2001 and 20.2% in 2000. As you review our comparable operating expenses, we believe you should consider the following important information:

•                  As a result of adopting Statement of Financial Accounting Standards (“SFAS”) No. 142 at the beginning of 2002, we no longer amortize goodwill. Goodwill amortization totaled $31.4 million in 2001 and $33.7 million in 2000. For further information on the impact of adopting SFAS No. 142, see Note 4 to the consolidated financial statements.

•                  Our strong sales performance has consistently allowed net sales to grow at a faster pace than total operating expenses.

•                  Total operating expenses as a percentage of net sales decreased during 2002 primarily due to the operational initiatives completed as part of the strategic restructuring and other technology enhancements (such as the Excellence in Pharmacy Innovation and Care system), which have lowered operating costs, particularly at the store level, due to the increased efficiencies resulting from our more streamlined operating structure.

•                  Total operating expenses as a percentage of net sales increased during 2001 primarily due to higher store payroll expense resulting from market wage pressures and the shortage of pharmacists previously discussed, as well as increased benefit costs due to rising healthcare costs and higher advertising expense as we implemented a customer reactivation program aimed at attracting lost customers and in response to the increasingly competitive environment.

Operating profit increased $435.6 million in 2002 to $1,206.2 million. This compares to $770.6 million in 2001 and $1,322.7 million in 2000. Operating profit as a percentage of net sales was 5.0% in 2002, 3.5% in 2001 and 6.6% in 2000. If you exclude the effect of the Restructuring Charge and the $3.5 million net nonrecurring gain in 2001 and the $19.2 million nonrecurring litigation gain in 2000, operating profit increased $86.6 million in 2002 to $1,206.2 million. This compares to $1,119.6 million in 2001 and $1,303.5 million in 2000. Excluding the above nonrecurring items, operating profit as a percentage of net sales was 5.0% in 2002, 5.0% in 2001, and 6.5% in 2000.

Interest expense, net consisted of the following:

In millions	2002	2001	2000
Interest expense	$54.5	$65.2	$84.1
Interest income	(4.1)	(4.2)	(4.8)
Interest expense, net	$50.4	$61.0	$79.3

Interest expense declined in 2001 and 2002 due to a combination of lower interest rates and lower average debt balances.

Income tax provision ~ Our effective income tax rate was 38.0% in 2002, 41.8% in 2001 and 40.0% in 2000. The decrease in our effective income tax rate in 2002 was primarily due to the elimination of goodwill amortization that was not deductible for income tax purposes. Our effective income tax rate was higher in 2001 because certain components of the Restructuring Charge were not deductible for income tax purposes. Excluding the impact of the strategic restructuring, our effective tax rate was 39.4% in 2001. The decrease in our effective income tax rate in 2001 was primarily due to lower state income taxes.

Net earnings increased $303.4 million to $716.6 million (or $1.75 per diluted share) in 2002. This compares to $413.2 million (or $1.00 per diluted share) in 2001 and $746.0 million (or $1.83 per diluted share) in 2000. If you exclude the effect of the Restructuring Charge and the $2.1 million net nonrecurring gain (or $0.56 per diluted share) in 2001 and the $11.5 million after-tax litigation gain (or $0.03 per diluted share) in 2000, our net earnings increased $75.0 million to $716.6 million (or $1.75 per diluted share) in 2002. This compares to $641.6 million (or $1.56 per diluted share) in 2001 and $734.5 million (or $1.80 per diluted share) in 2000.

Liquidity & Capital Resources

We anticipate that cash flow from operations, supplemented by commercial paper and long-term borrowings, will continue to fund the growth of our business.

Net cash provided by operating activities increased to $1,204.8 million in 2002. This compares to $680.6 million in 2001 and $780.2 million in 2000. The improvement in net cash provided by operations during 2002 was primarily the result of higher net earnings and improved inventory management. Cash provided by operating activities will continue to be negatively impacted by future payments associated with the strategic restructuring. The timing of future cash payments related to the strategic restructuring depends on when, and if, early lease terminations can be reached. As of December 28, 2002, the remaining payments, which primarily consist of noncancelable lease obligations extending through 2024, totaled $192.1 million.

Net cash used in investing activities increased to $735.8 million in 2002. This compares to $536.8 million in 2001 and $640.5 million in 2000. The increase in net cash used in investing activities during 2002 was primarily due to higher capital expenditures. Capital expenditures totaled $1,108.8 million during 2002, compared to $713.6 million in 2001 and $695.3 million in 2000. Approximately 89% of total expenditures in 2002 were for new stores, store expansions and/or remodels. During 2002, we opened 78 stores in new markets, including: Chicago, Illinois; Las Vegas, Nevada; Phoenix, Arizona; and several markets in Florida and Texas. During 2003, we currently plan to invest over $1 billion in capital expenditures, which includes spending for approximately 150-175 new stores (80-100 in new markets), 100 relocations and 50 closings. We also currently expect to begin construction of a new distribution center in Texas during 2003. As of December 28, 2002, we operated 4,087 retail and specialty pharmacy stores in 32 states and the District of Columbia.

Following is a summary of our store development activity for the respective years:

	2002	2001	2000
Total stores (beginning of year)	4,191	4,133	4,098
New stores	174	126	158
Closed stores	(278)	(68)	(123)
Total stores (end of year)	4,087	4,191	4,133
Relocated stores(1)	92	122	230

(1)     Relocated stores are not included in new or closed store totals.

We finance a portion of our new store development program through sale-leaseback transactions. Proceeds from sale-leaseback transactions totaled $448.8 million in 2002. This compares to $323.3 million in 2001 and $299.3 million in 2000. The properties are sold at net book value and the resulting leases qualify and are accounted for as operating leases. During 2001, we also completed a sale-leaseback transaction involving five of our distribution centers. The distribution centers were sold at fair market value resulting in a $35.5 million gain, which was deferred and is being amortized to offset rent expense over the life of the new operating leases.

Net cash used in financing activities decreased to $4.9 million in 2002. This compares to $244.8 million in 2001 and $32.4 million in 2000. The decrease in net cash used in financing activities during 2002 was primarily due to less debt being repaid during 2002 compared to 2001 and the lack of share repurchase activity in 2002 compared to the $129.0 million in share repurchases during 2001. Net debt, total debt less cash and cash equivalents, decreased to $412.7 million, compared to $836.3 million in 2001 and $810.7 million in 2000.

We had $4.8 million of commercial paper outstanding at a weighted average interest rate of 1.9% as of December 28, 2002. In connection with our commercial paper program, we maintain a $650 million, five year unsecured back-up credit facility, which expires on May 21, 2006 and a $650 million, 364 day unsecured back-up credit facility, which expires on May 19, 2003. We are currently evaluating our long-term financing needs in connection with the expiration of the 364-day facility. As of December 28, 2002, we had not borrowed against the back-up credit facilities.

Given the current favorable interest rate environment, on October 30, 2002, we elected to privately place $300 million of 3.875% unsecured senior notes due November 1, 2007, to reduce our future exposure to fluctuations in short-term interest rates. The notes pay interest semi-annually and may be redeemed at any time, in whole or in part, at a defined redemption price plus accrued interest. Net proceeds from the notes were used to repay outstanding commercial paper.

On March 19, 2001, we issued $300 million of 5.625% unsecured senior notes. The notes are due March 15, 2006 and pay interest semi-annually. We may redeem these notes at any time, in whole or in part, at a defined redemption price plus accrued interest. Net proceeds from the notes were used to repay outstanding commercial paper.

Our credit facilities and unsecured senior notes contain customary restrictive financial and operating covenants. These covenants do not include a requirement for the acceleration of our debt maturities in the event of a downgrade in our credit rating. We do not believe that the restrictions contained in these covenants materially affect our financial or operating flexibility.

Our liquidity is based, in part, on maintaining strong investment-grade debt ratings. As of December 28, 2002, our long-term debt was rated “A2” by Moody’s and “A” by Standard & Poor’s, and our commercial paper program was rated “P-1” by Moody’s and “A-1” by Standard and Poor’s. In assessing our credit strength, both Moody’s and Standard & Poor’s consider our capital structure and financial policies as well as our consolidated balance sheet and other financial information. We do not currently foresee any reasonable circumstances under which we believe we would lose our current investment-grade debt ratings. However, if this were to occur, it could adversely impact, among other things, our future borrowing costs, access to capital markets and new store operating lease costs.

On March 6, 2000, the Board of Directors approved a common stock repurchase program, which allows the Company to acquire up to $1 billion of its common stock, in part, to fund employee benefit plans. No shares were repurchased during 2002. Since inception of the program, we repurchased 8.1 million shares at an aggregate cost of $292.2 million.

The following table summarizes our significant contractual obligations as of December 28, 2002:

	Payments Due by Period
In millions	Total	Within 1 Year	1-3 Years	3-5 Years	After 5 Years
Operating leases	$9,709.8	$805.1	$1,487.4	$1,254.9	$6,162.4
Long-term debt	1,107.4	32.0	350.9	675.8	48.7
Purchase obligations	215.1	38.4	76.8	76.8	23.1
Other long-term liabilities reflected in our consolidated balance sheet	203.3	42.0	87.5	37.1	36.7
Capital lease obligations	1.5	0.2	0.4	0.4	0.5
	$11,237.1	$917.7	$2,003.0	$2,045.0	$6,271.4

We believe that our current cash on hand and cash provided by operations, together with our ability to obtain additional short-term and long-term financing, will be sufficient to cover our working capital needs, capital expenditures, debt service and dividend requirements for at least the next several years.

Off-Balance Sheet Arrangements

Other than in connection with executing operating leases, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, including variable interest entities, nor do we have or guarantee any off-balance sheet debt. We finance a portion of our new store development through sale-leaseback transactions, which involve selling stores to unrelated parties at net book value and then leasing the stores back under leases that qualify and are accounted for as operating leases. We do not have any retained or contingent interests in the stores nor do we provide any guarantees, other than a corporate level guarantee of the lease payments, in connection with the sale-leasebacks. In accordance with generally accepted accounting principles, our operating leases are not reflected in our consolidated balance sheet.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with generally accepted accounting principles, which requires management to make certain estimates and apply judgment. We base our estimates and judgments on historical experience, current trends and other factors that management believes to be important at the time the consolidated financial statements are prepared. On a regular basis, management reviews our accounting policies and how they are applied and disclosed in our consolidated financial statements. While management believes that the historical experience, current trends and other factors considered support the preparation of our consolidated financial statements in conformity with generally accepted accounting principles, actual results could differ from our estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1 to our consolidated financial statements. Management believes that the following accounting policies include a higher degree of judgment and/or complexity and, thus, are considered to be critical accounting policies. The critical accounting policies discussed below are applicable to both of our business segments. Management has discussed the development and selection of our critical accounting policies with the Audit Committee of our Board of Directors and the Audit Committee has reviewed the Company’s disclosures relating to them.

Impairment of Long-Lived Assets

We evaluate the recoverability of long-lived assets, including intangible assets with finite lives, but excluding goodwill, which is tested for impairment using a separate test, annually or whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We group and evaluate long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, we first compare the carrying amount of the asset to the individual store’s estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the individual store’s estimated future cash flows (discounted and with interest charges). If required, an impairment loss is recorded for the portion of the asset’s carrying value that exceeds the asset’s estimated future cash flow (discounted and with interest charges).

Our impairment loss calculation contains uncertainty since management must use judgment to estimate each store’s future sales, profitability and cash flows. When preparing these estimates, management considers each store’s historical results and current operating trends and our consolidated sales, profitability and cash flow results and forecasts. These estimates can be affected by a number of factors including, but not limited to, general economic conditions, the cost of real estate, the continued efforts of third party organizations to reduce prescription drug costs, the continued efforts of competitors to gain market share and consumer spending patterns. Effective for fiscal 2002, we adopted SFAS No. 144 “Accounting for Impairment or Disposal of Long-Lived Assets.” The adoption did not have a material impact on our impairment loss methodology, nor have we made any other material changes to our impairment loss assessment methodology during the past three years.

Closed Store Lease Liability

We account for closed store lease termination costs in accordance with Emerging Issues Task Force No 88-10, “Costs Associated with Lease Modifications or Termination.”  As such, when a leased store is closed, we record a liability for the estimated remaining obligation under the non-cancelable lease, which includes future real estate taxes, common area maintenance and other charges, if applicable. The liability is reduced by estimated future sublease income if applicable.

The calculation of our closed store lease liability contains uncertainty since management must use judgment to estimate the timing and duration of future vacancy periods, the amount and timing of future lump sum settlement payments and the amount and timing of potential future sublease income. When estimating these potential termination costs and their related timing, we consider a number of factors, which include, but are not limited to, historical settlement experience, the owner of the property, the location and condition of the property, the terms of the underlying lease, the specific marketplace demand and general economic conditions. We have not made any material changes in the reserve methodology used to record closed store lease reserves during the past three years.

Self-Insurance Liabilities

We are self insured for certain losses related to general liability, worker’s compensation and auto liability although we maintain stop loss coverage with third party insurers to limit our total liability exposure.

The estimate of our self-insurance liability contains uncertainty since management must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating our self-insurance liability, we consider a number of factors, which include, but are not limited to, historical claim experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. On a quarterly basis, management reviews its assumptions with its independent third party actuaries to determine that our self-insurance liability is adequate. We have not made any material changes in the accounting methodology used to establish our self-insurance liability during the past three years.

Inventory

Our inventory is valued at the lower of cost or market on a first-in, first-out basis using the retail method for inventory in our stores and the cost method for inventory in our distribution centers. Under the retail method, inventory is stated at cost, which is determined by applying a cost-to-retail ratio to the ending retail value of our inventory. Since the retail value of our inventory is adjusted on a regular basis to reflect current market conditions, our carrying value should approximate the lower of cost or market. In addition, we reduce the value of our ending inventory for estimated inventory losses that have occurred during the interim period between physical inventory counts. Physical inventory counts are taken on a regular basis in each location to ensure that the amounts reflected in the consolidated financial statements are properly stated.

The accounting for inventory contains uncertainty since management must use judgment to estimate the inventory losses that have occurred during the interim period between physical inventory counts. When estimating these losses, we consider a number of factors, which include but are not limited to, historical physical inventory results on a location-by-location basis and current inventory loss trends. We have not made any material changes in the accounting methodology used to establish our inventory loss reserves during the past three years.

Although management believes that the estimates discussed above are reasonable and the related calculations conform to generally accepted accounting principles, actual results could differ from our estimates, and such differences could be material.

Recent Accounting Pronouncements

We adopted SFAS No. 142, “Goodwill and Other Intangible Assets” effective December 30, 2001. Among other things, this statement requires that goodwill no longer be amortized, but rather tested annually for impairment. Amortization expense related to goodwill was $31.4 million pre-tax ($28.2 million after tax, or $0.07 per diluted share) in 2001 and $33.7 million pre-tax ($31.9 million after-tax, or $0.08 per diluted share) in 2000. For further information on the impact of adopting SFAS No. 142, see Note 4 to the consolidated financial statements.

In June 2001, SFAS No. 143, “Accounting for Asset Retirement Obligations” was issued. This statement applies to legal obligations associated with the retirement of certain tangible long-lived assets. As required, we will adopt this statement effective in 2003. We do not expect that the adoption of this statement will have a material impact on our consolidated results of operations or financial position.

We adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” effective December 30, 2001. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of this statement did not have a material impact on our consolidated results of operations or financial position.

In April 2002, SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” was issued. This statement (i) eliminates extraordinary accounting treatment for a gain or loss reported on the extinguishment of debt, (ii) eliminates inconsistencies in the accounting required for sale-leaseback transactions and certain lease modifications with similar economic effects, and (iii) amends other existing authoritative pronouncements to make technical corrections, clarify meanings, or describe their applicability under changed conditions. As required, we will adopt SFAS No. 145 effective in 2003. We do not expect that the adoption of this statement will have a material impact on our consolidated results of operations or financial position.

In June 2002, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” was issued. This statement nullifies existing guidance related to the accounting and reporting for costs associated with exit or disposal activities and requires that the fair value of a liability associated with an exit or disposal activity be recognized when the liability is incurred. Under previous guidance, certain exit costs were permitted to be accrued upon management’s commitment to an exit plan, which is generally before an actual liability has been incurred. The provisions of this statement are required to be adopted for all exit or disposal activities initiated after December 31, 2002. This statement will not impact any liabilities recorded prior to adoption. As required, we will adopt SFAS No. 146 effective in 2003. We do not expect that the adoption of this statement will have a material impact on our consolidated results of operations or financial position.

In September 2002, the Emerging Issues Task Force released Issue No. 02-16, “Accounting by a Reseller for Cash Consideration Received from a Vendor”. The pronouncement addresses two issues. The first issue requires that vendor allowances be categorized as a reduction of cost of sales unless they are a reimbursement of costs incurred to sell the vendor’s products, in which case, the cash consideration should be characterized as a reduction of that cost. Cash consideration received from a vendor in excess of the fair value of the benefit received should be characterized as a reduction of cost of sales. As required, we will adopt this portion of the pronouncement in 2003. The second issue requires that rebates or refunds payable only if the customer completes a specified cumulative level of purchases should be recognized as a reduction of cost of sales based on a systematic and rational allocation over the purchase period. This portion of the pronouncement is to be applied to all new arrangements initiated after November 21, 2002. We do not expect that the adoption of this pronouncement will have a material impact on our consolidated results of operations or financial position.

In November 2002, FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” was issued. This interpretation requires certain guarantees to be recorded at fair value as opposed to the current practice of recording a liability only when a loss is probable and reasonably estimable. It also requires a guarantor to make enhanced disclosures concerning guarantees, even when the likelihood of making any payments under the guarantee is remote. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the enhanced disclosure requirements are effective after December 15, 2002. We do not expect the adoption of this interpretation will have a material impact on our consolidated results of operations or financial position.

In December 2002, SFAS No. 148, “Accounting for Stock-Based Compensation –Transition and Disclosure” was issued. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures about the method of accounting for stock-based compensation and the effect of the method used on reported results. As required, we adopted SFAS No. 148 effective in 2002. The adoption did not have a material impact on our consolidated results of operations or financial position.

In January 2003, FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” was issued. This interpretation requires a company to consolidate variable interest entities (“VIE”) if the enterprise is a primary beneficiary (holds a majority of the variable interest) of the VIE and the VIE posses specific characteristics. It also requires additional disclosures for parties involved with VIEs. The provisions of this interpretation are effective in 2003. Accordingly, we will adopt FASB Interpretation No. 46 effective fiscal 2003 and are evaluating the effect such adoption may have on our consolidated results of operations and financial position.

Cautionary Statement Concerning Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Corporation. The Company and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and in its reports to stockholders. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “project,” “anticipate,” “will,” and similar expressions identify statements that constitute forward-looking statements. All statements addressing operating performance of CVS Corporation or any subsidiary, events, or developments that the Company expects or anticipates will occur in the future, including statements relating to sales growth, earnings or earnings per common share growth, free cash flow, debt rating, inventory levels, inventory turn and loss rates, store development, relocations and new market entries, as well as statements expressing optimism or pessimism about future operating results or events, are forward-looking statements within the meaning of the Reform Act. The forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons, including but not limited to:

•             The continued efforts of health maintenance organizations, managed care organizations, pharmacy benefit management companies, governmental entities and other third party payers to reduce prescription drug costs and pharmacy reimbursement rates;

•             Increased competition from other drugstore chains, from alternative distribution channels such as pharmacy benefit managers and other mail order companies, supermarkets, discount retailers, membership clubs, and internet companies as well as changes in consumer preferences or loyalties;

•             The frequency and rate of introduction of successful new prescription drugs;

•             Our ability to generate sufficient cash flows to support capital expansion and general operating activities;

•             Interest rate fluctuations and changes in capital market conditions or other events affecting our ability to obtain necessary financing on favorable terms;

•             Our ability to establish effective advertising, marketing and promotional programs (including pricing strategies and price reduction programs implemented in response to competitive pressures and/or to drive demand);

•             Our ability to continue to secure suitable new store locations under acceptable lease terms;

•             Our ability to enter new markets successfully;

•             Our ability to attract, hire and retain suitable pharmacists and management personnel;

•             Our ability to achieve cost efficiencies and other benefits from various operational initiatives and technological enhancements;

•             Litigation risks as well as changes in laws and regulations, including changes in accounting standards and taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations).

•             The creditworthiness of the purchasers of businesses formerly owned by CVS and whose leases are guaranteed by CVS;

•             Fluctuations in inventory cost, availability and loss levels and our ability to maintain relationships with suppliers on favorable terms;

•             Our ability to implement successfully and to manage new computer systems and technologies;

•             The strength of the economy in general or in the markets served by CVS, including changes in consumer purchasing power and/or spending patterns; and

•             Other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

The foregoing list is not exhaustive. There can be no assurance that the Company has correctly identified and appropriately assessed all factors affecting its business. Additional risks and uncertainties not presently known to the Company or that it currently believes to be immaterial also may adversely impact the Company. Should any risks and uncertainties develop into actual events, these developments could have material adverse effects on the Company’s business, financial condition, and results of operations. For these reasons, you are cautioned not to place undue reliance on the Company’s forward-looking statements.

Management’s Responsibility for Financial Reporting

We are responsible for the preparation and integrity of the consolidated financial statements appearing in this Annual Report. The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America and include certain amounts based on our best estimates and judgments.

We are responsible for maintaining a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that assets are safeguarded and that transactions are authorized, recorded and reported properly. Our internal accounting control system is enhanced by periodic reviews by our internal auditors and independent auditors, written policies and procedures and a written Code of Conduct adopted by our Company’s Board of Directors, applicable to all employees of our Company. In addition, we have an internal Disclosure Committee, comprised of management from each functional area within the Company, which performs a separate review of our disclosure controls.  In our opinion, our Company’s internal accounting controls provide reasonable assurance that assets are safeguarded and that the financial records are reliable for preparing financial statements.

The Audit Committee of our Board of Directors, consisting solely of outside directors, is responsible for monitoring the Company’s accounting and reporting practices. The Audit Committee meets periodically with management, the internal auditors and the independent auditors to review matters relating to the Company’s financial reporting, the adequacy of internal accounting controls and the scope and results of audit work. The internal auditors and independent auditors have full and free access to the Audit Committee.

KPMG LLP, independent auditors, are appointed by the Board of Directors and ratified by our Company’s shareholders. They were engaged to render an opinion regarding the fair presentation of our consolidated financial statements. Their accompanying report is based upon an audit conducted in accordance with auditing standards generally accepted in the United States of America and included a review of the system of internal accounting controls to the extent they considered necessary to support their opinion.

/s/ THOMAS M. RYAN
Thomas M. Ryan
Chairman of the Board, President and Chief Executive Officer

/s/ DAVID B. RICKARD
Executive Vice President, Chief Financial Officer and Chief Administrative Officer

January 31, 2003

Independent Auditors’ Report

KPMG LLP

Board of Directors and Shareholders

CVS Corporation:

We have audited the accompanying consolidated balance sheets of CVS Corporation and subsidiaries as of December 28, 2002 and December 29, 2001, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the fifty-two week periods ended December 28, 2002, December 29, 2001 and December 30, 2000. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CVS Corporation and subsidiaries as of December 28, 2002 and December 29, 2001, and the results of their operations and their cash flows for the fifty-two week periods ended December 28, 2002, December 29, 2001 and December 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, CVS Corporation and subsidiaries adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002.

/s/ KPMG LLP
KPMG LLP
Providence, Rhode Island

January 31, 2003

Consolidated Statements of Operations

	Fiscal Year Ended
In millions, except per share amounts	December 28, 2002	December 29, 2001	December 30, 2000
Net sales	$24,181.5	$22,241.4	$20,087.5
Cost of goods sold, buying and warehousing costs	18,112.7	16,550.4	14,725.8
Gross margin	6,068.8	5,691.0	5,361.7
Selling, general and administrative expenses	4,552.3	4,599.6	3,742.4
Depreciation and amortization	310.3	320.8	296.6
Total operating expenses	4,862.6	4,920.4	4,039.0
Operating profit	1,206.2	770.6	1,322.7
Interest expense, net	50.4	61.0	79.3
Earnings before income tax provision	1,155.8	709.6	1,243.4
Income tax provision	439.2	296.4	497.4
Net earnings	716.6	413.2	746.0
Preference dividends, net of income tax benefit	14.8	14.7	14.6
Net earnings available to common shareholders	$701.8	$398.5	$731.4

Basic earnings per common share:
Net earnings	$1.79	$1.02	$1.87
Weighted average common shares outstanding	392.3	392.2	391.0

Diluted earnings per common share:
Net earnings	$1.75	$1.00	$1.83
Weighted average common shares outstanding	405.3	408.3	408.0
Dividends declared per common share	$0.230	$0.230	$0.230

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

In millions, except shares and per share amounts	December 28, 2002	December 29, 2001
Assets:
Cash and cash equivalents	$700.4	$236.3
Accounts receivable, net	1,019.3	966.2
Inventories	4,013.9	3,918.6
Deferred income taxes	216.4	242.6
Other current assets	32.1	46.2
Total current assets	5,982.1	5,409.9

Property and equipment, net	2,215.8	1,847.3
Goodwill, net	878.9	874.9
Intangible assets, net	351.4	318.3
Deferred income taxes	6.6	8.1
Other assets	210.5	177.8
Total assets	$9,645.3	$8,636.3

Liabilities:
Accounts payable	$1,707.9	$1,535.8
Accrued expenses	1,361.2	1,267.1
Short-term debt	4.8	235.8
Current portion of long-term debt	32.0	26.4
Total current liabilities	3,105.9	3,065.1

Long-term debt	1,076.3	810.4
Other long-term liabilities	266.1	193.9

Commitments and contingencies (Note 9)

Shareholders’ equity:
Preferred stock, $0.01 par value: authorized 120,619 shares; no shares issued or outstanding	—	—
Preference stock, series one ESOP convertible, par value $1.00: authorized 50,000,000shares; issued and outstanding 4,685,000 shares at December 28, 2002 and 4,887,000shares at December 29, 2001	250.4	261.2
Common stock, par value $0.01: authorized 1,000,000,000 shares; issued 409,286,000 shares at December 28, 2002 and 408,532,000 shares at December 29, 2001	4.1	4.1
Treasury stock, at cost: 16,215,000 shares at December 28, 2002 and 17,645,000 shares at December 29, 2001	(469.5)	(510.8)
Guaranteed ESOP obligation	(194.4)	(219.9)
Capital surplus	1,546.6	1,539.6
Retained earnings	4,104.4	3,492.7
Accumulated other comprehensive loss	(44.6)	—
Total shareholders’ equity	5,197.0	4,566.9
Total liabilities and shareholders’ equity	$9,645.3	$8,636.3

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Shares			Dollars
In millions	2002	2001	2000	2002	2001	2000
Preference stock:
Beginning of year	4.9	5.0	5.2	$261.2	$267.5	$276.0
Conversion to common stock	(0.2)	(0.1)	(0.2)	(10.8)	(6.3)	(8.5)
End of year	4.7	4.9	5.0	$250.4	$261.2	$267.5
Common stock:
Beginning of year	408.5	407.4	403.0	$4.1	$4.1	$4.0
Stock options exercised and awards	0.8	1.1	4.4	—	—	0.1
End of year	409.3	408.5	407.4	$4.1	$4.1	$4.1
Treasury stock:
Beginning of year	(17.6)	(15.1)	(11.1)	$(510.8)	$(404.9)	$(258.5)
Purchase of treasury shares	—	(3.4)	(4.7)	—	(129.0)	(163.2)
Conversion of preference stock	0.5	0.3	0.4	13.5	7.5	9.1
Other	0.9	0.6	0.3	27.8	15.6	7.7
End of year	(16.2)	(17.6)	(15.1)	$(469.5)	$(510.8)	$(404.9)
Guaranteed ESOP obligation:
Beginning of year				$(219.9)	$(240.6)	$(257.0)
Reduction of guaranteed ESOP obligation				25.5	20.7	16.4
End of year				$(194.4)	$(219.9)	$(240.6)
Capital surplus:
Beginning of year				$1,539.6	$1,493.8	$1,371.7
Conversion of preference stock				(2.7)	(1.2)	(0.7)
Stock option activity and awards				6.7	33.9	94.4
Tax benefit on stock options and awards				3.0	13.1	28.4
End of year				$1,546.6	$1,539.6	$1,493.8
Accumulated other comprehensive loss:
Beginning of year				$—	$—	$—
Minimum pension liability adjustment				(44.6)	—	—
End of year				$(44.6)	$—	$—
Retained earnings:
Beginning of year				$3,492.7	$3,184.7	$2,543.5
Net earnings				716.6	413.2	746.0
Preference stock dividends				(18.3)	(19.1)	(19.5)
Tax benefit on preference stock dividends				3.5	4.4	4.9
Common stock dividends				(90.1)	(90.5)	(90.2)
End of year				$4,104.4	$3,492.7	$3,184.7
Total shareholders’ equity				$5,197.0	$4,566.9	$4,304.6
Comprehensive income:
Net earnings				$716.6	$413.2	$746.0
Minimum pension liability, net of income tax benefit				(44.6)	—	—
Comprehensive income				$672.0	$413.2	$746.0

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
In millions	December 28, 2002	December 29, 2001	December 30, 2000
Cash flows from operating activities:
Net earnings	$716.6	$413.2	$746.0
Adjustments required to reconcile net earnings to net cash provided by operating activities:
Restructuring charge	—	352.5	—
Depreciation and amortization	310.3	320.8	296.6
Deferred income taxes and other noncash items	71.8	(83.5)	43.8
Change in operating assets and liabilities providing/(requiring) cash, net of effects from acquisitions:
Accounts receivable, net	(53.1)	(141.7)	(86.7)
Inventories	(95.3)	(366.8)	(98.1)
Other current assets	12.5	4.1	7.0
Other assets	(35.3)	(13.9)	(50.1)
Accounts payable	172.0	184.4	(133.6)
Accrued expenses	105.0	11.6	59.6
Other long-term liabilities	0.3	(0.1)	(4.3)
Net cash provided by operating activities	1,204.8	680.6	780.2
Cash flows from investing activities:
Additions to property and equipment	(1,108.8)	(713.6)	(695.3)
Proceeds from sale-leaseback transactions	448.8	323.3	299.3
Acquisitions, net of cash and investments	(93.5)	(159.1)	(263.3)
Proceeds from sale or disposal of assets	17.7	12.6	18.8
Net cash used in investing activities	(735.8)	(536.8)	(640.5)
Cash flows from financing activities:
Additions to (reductions in) long-term debt	296.9	295.9	(0.9)
Proceeds from exercise of stock options	34.0	47.3	97.8
Dividends paid	(104.9)	(105.2)	(104.8)
Purchase of treasury shares	—	(129.0)	(163.2)
(Reductions in) additions to short-term borrowings	(230.9)	(353.8)	138.7
Net cash used in financing activities	(4.9)	(244.8)	(32.4)
Net increase (decrease) in cash and cash equivalents	464.1	(101.0)	107.3
Cash and cash equivalents at beginning of year	236.3	337.3	230.0
Cash and cash equivalents at end of year	$700.4	$236.3	$337.3

See accompanying notes to consolidated financial statements.

1       Significant Accounting Policies

Description of business ~ CVS Corporation (the “Company”) is a leader in the retail drugstore industry in the United States. The Company sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, greeting cards, film and photofinishing services, beauty products and cosmetics, seasonal merchandise and convenience foods, through its CVS/pharmacy® stores and online through CVS.com®. The Company also provides Pharmacy Benefit Management and Specialty Pharmacy services through PharmaCare Management Services. As of December 28, 2002, we operated 4,087 retail and specialty pharmacy stores in 32 states and the District of Columbia. See Note 10 for further information about the Company’s business segments.

Basis of presentation ~ The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Fiscal Year ~ The Company’s fiscal year is a 52 or 53 week period ending on the Saturday nearest to December 31. Fiscal years 2002, 2001 and 2000 ended December 28, 2002, December 29, 2001 and December 30, 2000, respectively and included 52 weeks. Unless otherwise noted, all references to years relate to the Company’s fiscal year.

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

Accounts receivable ~ Accounts receivable are stated net of an allowance for uncollectible accounts of $64.2 million and $53.6 million as of December 28, 2002 and December 29, 2001, respectively. The balance primarily includes amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies) and vendors.

Fair value of financial instruments ~ As of December 28, 2002, the Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and debt. Due to the short-term nature of these instruments, the Company’s carrying value approximates fair value. The carrying amount of long-term debt was $1.1 billion and $836.8 million and the estimated fair value was $1.1 billion and $822.0 million as of December 28, 2002 and December 29, 2001, respectively. The fair value of long-term debt was estimated based on rates currently offered to the Company for debt with similar maturities. The Company also had outstanding letters of credit, which guaranteed foreign trade purchases, with a fair value of $5.8 million as of December 28, 2002. There were no investments in derivative financial instruments as of December 28, 2002 or December 29, 2001.

Inventories ~ Inventory is stated at the lower of cost or market on a first-in, first-out basis using the retail method for inventory in our stores and the cost method for inventory in our distribution centers. The Company utilizes the retail method of accounting to determine cost of sales and inventory. Independent physical inventory counts are taken on a regular basis in each location to ensure that the amounts reflected in the accompanying consolidated financial statements are properly stated. During the interim period between physical inventory counts, the Company accrues for anticipated physical inventory losses on a location-by-location basis based on historical results and current trends.

Property and equipment ~ Property, equipment and improvements to leased premises are depreciated using the straight-line method over the estimated useful lives of the assets, or when applicable, the term of the lease, whichever is shorter. Estimated useful lives generally range from 10 to 40 years for buildings, building improvements and leasehold improvements and 5 to 10 years for fixtures and equipment. Repair and maintenance costs are charged directly to expense as incurred. Major renewals or replacements that substantially extend the useful life of an asset are capitalized and depreciated.

Following are the components of property and equipment included in the consolidated balance sheets as of the respective balance sheet dates:

In millions	December 28, 2002	December 29, 2001
Land	$132.3	$102.4
Building and improvements	479.2	262.2
Fixtures and equipment	1,769.3	1,608.5
Leasehold improvements	899.0	749.3
Capitalized software	124.5	93.6
Capital leases	1.3	2.1
	3,405.6	2,818.1
Accumulated depreciation and amortization	(1,189.8)	(970.8)
	$2,215.8	$1,847.3

In accordance with Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or obtained for Internal Use,” the company capitalizes application stage development costs for significant internally developed software projects. These costs are amortized over a 5-year period. Unamortized costs were $89.5 million as of December 28, 2002 and $87.8 million as of December 29, 2001.

Impairment of long-lived assets ~ The Company groups and evaluates fixed and intangible assets excluding goodwill, for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset to the asset’s estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the asset’s estimated future cash flows (discounted and with interest charges). If the carrying amount exceeds the asset’s estimated future cash flows (discounted and with interest charges), then the intangible assets are written down first, followed by the other long-lived assets, to fair value.

Intangible assets ~ Purchased customer lists are amortized on a straight-line basis over their estimated useful lives of up to 10 years. Purchased leases are amortized on a straight-line basis over the remaining life of the lease. See Note 4 for further information on intangible assets.

Revenue recognition ~ The Company recognizes revenue from the sale of merchandise at the time the merchandise is sold. Service revenue from the Company’s pharmacy benefit management segment, which is recognized using the net method under Emerging Issues Task Force (“EITF”) No. 99-19 “Reporting Revenue Gross as a Principal Versus Net as an Agent,” is recognized at the time the service is provided. Service revenue totaled $84.9 million in 2002 and $82.1 million in 2001. Customer returns are immaterial.

Vendor allowances ~ The total value of any up-front payments received from vendors that are linked to purchase commitments is initially deferred. The deferred amounts are then amortized to reduce cost of goods sold over the life of the contract based upon periodic purchase volume. The total value of any upfront payments received from vendors that are not linked to purchase commitments is also initially deferred. The deferred amounts are then amortized to reduce cost of goods sold on a straight-line basis over the life of the related contract. The total amortization of these upfront payments was not material to the accompanying consolidated financial statements. Funds that are directly linked to advertising commitments are recognized as a reduction of advertising expense in the selling, general and administrative expenses line when the related advertising commitment is satisfied.

Store opening and closing costs ~ New store opening costs, other than capital expenditures, are charged directly to expense when incurred. When the Company closes a store, the present value of estimated unrecoverable costs, including the remaining lease obligation less estimated sublease income and the book value of abandoned property and equipment, are charged to expense.

Insurance ~ The Company is self-insured for certain losses related to general liability, workers’ compensation and automobile liability. The Company obtains third party insurance coverage to limit exposure from these claims. The Company’s self-insurance accruals, which include reported claims and claims incurred but not reported, are calculated using standard insurance industry actuarial assumptions and the Company’s historical claims experience.

Stock-based compensation ~ The Company accounts for its stock-based compensation plans under the recognition and measurement principles of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, no stock-based employee compensation cost is reflected in net earnings for options granted under those plans since they had an exercise price equal to the market value of the underlying common stock on the date of grant. See Note 7 for further information on stock-based compensation. The following table summarizes the effect on net earnings and earnings per common share if the company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation for the respective years:

In millions, except per share amounts		2002	2001	2000
Net earnings, as reported		$716.6	$413.2	$746.0
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects(1)		2.7	3.3	3.5
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		56.8	59.4	31.8
Pro forma net earnings		$662.5	$357.1	$717.7
Basic EPS:	As reported	$1.79	$1.02	$1.87
	Pro forma	1.65	0.87	1.80
Diluted EPS:	As reported	$1.75	$1.00	$1.83
	Pro forma	1.62	0.86	1.76

(1)     Amounts represent the after-tax compensation costs for restricted stock grants.

Advertising costs ~ Advertising costs are expensed when the related advertising takes place. Net advertising expense, which is included in selling, general and administrative expenses was $152.2 million in 2002, $126.9 million in 2001 and $90.5 million in 2000.

Interest expense, net ~ Interest expense was $54.5 million, $65.2 million and $84.1 million and interest income was $4.1 million, $4.2 million and $4.8 million in 2002, 2001 and 2000, respectively. Capitalized interest totaled $6.1 million in 2002, $10.1 million in 2001 and $14.1 million in 2000. Interest paid, net of capitalized interest, totaled $60.7 million in 2002, $75.2 million in 2001, and $98.3 million in 2000.

Nonrecurring items ~ During 2001, the Company received $50.3 million of settlement proceeds from various lawsuits against certain manufacturers of brand name prescription drugs. The Company elected to contribute $46.8 million of the settlement proceeds to the CVS Charitable Trust, Inc. The net effect of the two nonrecurring items was a $3.5 million pre-tax ($2.1 million after-tax) increase in net earnings (the “Net Litigation Gain”). The Company also recorded a $352.5 million pre-tax ($230.5 million after-tax) restructuring and asset impairment charge in connection with the 2001 strategic restructuring, which resulted from a comprehensive business review designed to streamline operations and enhance operating efficiencies. See Note 11 for further information on the 2001 strategic restructuring and resulting charge.

During 2000, the Company recorded a $19.2 million pre-tax ($11.5 million after-tax) nonrecurring gain in total operating expenses, which represented a partial payment of the Company’s share of the settlement proceeds received from a class action lawsuit against certain manufacturers of brand name prescription drugs.

Income taxes ~ The Company provides for federal and state income taxes currently payable, as well as for those deferred because of timing differences between reporting income and expenses for financial statement purposes versus tax purposes. Federal and state incentive tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recoverable or settled. The effect of a change in tax rates is recognized as income or expense in the period of the change.

Accumulated other comprehensive loss ~ Accumulated other comprehensive loss consists of a $44.6 million minimum pension liability, net of a $27.3 million income tax benefit, as of December 28, 2002. There was no accumulated other comprehensive income or loss as of December 29, 2001.

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

Diluted earnings per common share is computed by dividing: (i) net earnings, after accounting for the difference between the dividends on the ESOP preference stock and common stock and after making adjustments for the incentive compensation plans by (ii) Basic Shares plus the additional shares that would be issued assuming that all dilutive stock options are exercised and the ESOP preference stock is converted into common stock. Options to purchase 20.0 million and 5.2 million shares of common stock were outstanding as of December 28, 2002 and December 29, 2001, respectively, but were not included in the calculation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

New Accounting Pronouncements ~The Company adopted, SFAS No. 142, “Goodwill and Other Intangible Assets” effective December 30, 2001. Among other things, this statement requires that goodwill no longer be amortized, but rather tested annually for impairment. Amortization expense related to goodwill was $31.4 million pre-tax ($28.2 million after tax, or $0.07 per diluted share) in 2001 and $33.7 million pre-tax ($31.9 million after-tax, or $0.08 per diluted share) in 2000. See Note 4, for further information on the impact of adopting SFAS No. 142.

In June 2001, SFAS No. 143, “Accounting for Asset Retirement Obligations” was issued. This statement applies to legal obligations associated with the retirement of certain tangible long-lived assets. As required, the Company will adopt this statement effective in 2003. The Company does not expect that the adoption of this statement will have a material impact on its consolidated results of operations or financial position.

The Company adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” effective December 30, 2001. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The adoption of this statement did not have a material impact on the Company’s consolidated results of operations or financial position.

In April 2002, SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections” was issued. This statement (i) eliminates extraordinary accounting treatment for a gain or loss reported on the extinguishment of debt, (ii) eliminates inconsistencies in the accounting required for sale-leaseback transactions and certain lease modifications with similar economic effects, and (iii) amends other existing authoritative pronouncements to make technical corrections, clarify meanings, or describe their applicability under changed conditions. As required, the Company will adopt SFAS No. 145 effective in 2003. The Company does not expect that the adoption of this statement will have a material impact on its consolidated results of operations or financial position.

In June 2002, SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” was issued. This statement nullifies existing guidance related to the accounting and reporting for costs associated with exit or disposal activities and requires that the fair value of a liability associated with an exit or disposal activity be recognized when the liability is incurred. Under previous guidance, certain exit costs were permitted to be accrued upon management’s commitment to an exit plan, which is generally before an actual liability has been incurred. The provisions of this statement are required to be adopted for all exit or disposal activities initiated after December 31, 2002. This statement will not impact any liabilities recorded prior to adoption. As required, the Company will adopt SFAS No. 146 effective in 2003. The Company does not expect that the adoption of this statement will have a material impact on its consolidated results of operations or financial position.

In September 2002, the EITF Issue No. 02-16, “Accounting by a Reseller for Cash Consideration Received from a Vendor” was issued. The pronouncement addresses two issues. The first issue requires that vendor allowances be categorized as a reduction of cost of sales unless they are a reimbursement of costs incurred to sell the vendor’s products, in which case, the cash consideration should be characterized as a reduction of that cost. Cash consideration received from a vendor in excess of the fair value of the benefit received should be characterized as a reduction of cost of sales. As required, the Company will adopt this portion of the pronouncement in 2003. The second issue requires that rebates or refunds payable only if the customer completes a specified cumulative level of purchases should be recognized as a reduction of cost of sales based on a systematic and rational allocation over the purchase period. This portion of the pronouncement is to be applied to all new arrangements initiated after November 21, 2002. The Company does not expect that the adoption of this pronouncement will have a material impact on its consolidated results of operations or financial position.

In November 2002, FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” was issued. This interpretation requires certain guarantees to be recorded at fair value as opposed to the current practice of recording a liability only when a loss is probable and reasonably estimable. It also requires a guarantor to make enhanced disclosures concerning guarantees, even when the likelihood of making any payments under the guarantee is remote. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, while the enhanced disclosure requirements are effective after December 15, 2002. The Company does not expect the adoption of this interpretation will have a impact on its consolidated financial position or results in operation.

In December 2002, SFAS No. 148, “Accounting for Stock-Based Compensation –Transition and Disclosure” was issued. This statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This statement also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures about the method of accounting for stock-based compensation and the effect of the method used on reported results. As required, the Company adopted this statement effective in 2002. The adoption did not have a material impact on the Company’s consolidated results of operations or financial position.

In January 2003 FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” was issued. This interpretation requires a company to consolidate variable interest entities (“VIE”) if the enterprise is a primary beneficiary (holds a majority of the variable interest) of the VIE and the VIE posses specific characteristics. It also requires additional disclosures for parties involved with VIEs. The provisions of this interpretation are effective in 2003. Accordingly, the Company will adopt FASB Interpretation No. 46 effective fiscal 2003 and is evaluating the effect such adoption may have on its consolidated results of operations and financial position.

2       Leases

The Company leases most of its retail locations and five of its distribution centers under noncancelable operating leases, whose initial terms typically range from 15 to 22 years, along with options that permit renewals for additional periods. The Company also leases certain equipment and other assets under noncancelable operating leases, whose initial terms typically range from 3 to 10 years. Minimum rent is expensed on a straight-line basis over the term of the lease. In addition to minimum rental payments, certain leases require additional payments based on sales volume, as well as reimbursements for real estate taxes, maintenance and insurance.

Following is a summary of the Company’s net rental expense for operating leases for the respective years:

In millions	2002	2001	2000
Minimum rentals	$790.4	$758.2	$684.9
Contingent rentals	65.6	67.6	66.3
	856.0	825.8	751.2
Less: sublease income	(9.3)	(9.1)	(9.2)
	$846.7	$816.7	$742.0

Following is a summary of the future minimum lease payments under capital and operating leases as of December 28, 2002:

In millions	Capital Leases	Operating Leases
2003	$0.2	$805.1
2004	0.2	769.2
2005	0.2	718.2
2006	0.2	654.4
2007	0.2	600.5
Thereafter	0.5	6,162.4
	1.5	$9,709.8
Less: imputed interest	(0.6)
Present value of capital lease obligations	$0.9

The Company finances a portion of its store development program through sale-leaseback transactions. The properties are sold at net book value and the resulting leases qualify and are accounted for as operating leases. The Company does not have any retained or contingent interests in the stores nor does the Company provide any guarantees, other than a corporate level guarantee of lease payments, in connection with the sale-leasebacks. Proceeds from sale-leaseback transactions totaled $448.8 million in 2002, $323.3 million in 2001 and $299.3 million in 2000. During 2001, the Company completed a sale-leaseback transaction involving five of its distribution centers. The distribution centers were sold at fair market value resulting in a $35.5 million gain, which was deferred and is being amortized to offset rent expense over the life of the new operating leases. The operating leases that resulted from these transactions are included in the above table.

3       Borrowing and Credit Agreements

Following is a summary of the Company’s borrowings as of the respective balance sheet dates:

In millions	December 28, 2002	December 29, 2001
Commercial paper	$4.8	$235.8
5.5% senior notes due 2004	300.0	300.0
5.625% senior notes due 2006	300.0	300.0
3.875% senior notes due 2007	300.0	—
8.52% ESOP notes due 2008(1)	194.4	219.9
Mortgage notes payable	13.0	15.9
Capital lease obligations	0.9	1.0
	1,113.1	1,072.6
Less:
Short-term debt	(4.8)	(235.8)
Current portion of long-term debt	(32.0)	(26.4)
	$1,076.3	$810.4

(1)     See Note 5 for further information about the Company’s ESOP Plan.

In connection with our commercial paper program, the Company maintains a $650 million, five-year unsecured back-up credit facility, which expires on May 21, 2006 and a $650 million, 364-day unsecured back-up credit facility, which expires on May 19, 2003. The credit facilities allow for borrowings at various rates depending on the Company’s public debt ratings and require the Company to pay a quarterly facility fee of 0.08%, regardless of usage. As of December 28, 2002, the Company had not borrowed against the credit facilities. The weighted average interest rate for short-term debt was 1.9% as of December 28, 2002 and 2.1% as of December 29, 2001.

In October 2002, the Company issued $300 million of 3.875% unsecured senior notes. The notes are due November 1, 2007, and pay interest semi-annually.  The Company may redeem these notes at any time, in whole or in part, at a defined redemption price plus accrued interest. Net proceeds from the notes were used to repay outstanding commercial paper.

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

The aggregate maturities of long-term debt for each of the five years subsequent to December 28, 2002 are $32.0 million in 2003, $323.2 million in 2004, $27.9 million in 2005, $334.3 million in 2006, and $341.7 million in 2007.

4       Goodwill and Other Intangibles

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Effective December 30, 2001, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” As a result of the adoption, goodwill is no longer being amortized, but is subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate there may be an impairment. The Company groups and evaluates goodwill for impairment at the reporting unit level annually, or whenever events or circumstances indicate there may be an impairment. When evaluating goodwill for potential impairment, the Company first compares the fair value of the reporting unit, based on estimated future discounted cash flows, with its carrying amount. If the estimated fair value of the reporting unit is less than its carrying amount, an impairment loss calculation is prepared. The impairment loss calculation compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Upon adoption, the Company performed the required implementation impairment review which resulted in no impairment of goodwill. During 2002, the Company also performed its required annual goodwill impairment test, which concluded there was no impairment of goodwill.

The following summary details the after-tax impact, on a pro forma basis, of discontinuing the amortization of goodwill on net earnings and earnings per common share (“EPS”) for the respective years:

In millions	2002	2001	2000
Net Earnings:
As reported	$716.6	$413.2	$746.0
Goodwill amortization	—	28.2	31.9
As adjusted	716.6	441.4	777.9
Basic EPS:
As reported	$1.79	$1.02	$1.87
Goodwill amortization	—	0.07	0.08
As adjusted	1.79	1.09	1.95
Diluted EPS:
As reported	$1.75	$1.00	$1.83
Goodwill amortization	—	0.07	0.08
As adjusted	1.75	1.07	1.91

The carrying amount of goodwill as of December 28, 2002 was $878.9 million. During 2002, gross goodwill increased $4.0 million, primarily due to store acquisitions. There was no impairment of goodwill during 2002.

Intangible assets other than goodwill are required to be separated into two categories: finite-lived and indefinite-lived. Intangible assets with finite useful lives are amortized over their estimated useful life, while intangible assets with indefinite useful lives are not amortized. The Company currently has no intangible assets with indefinite lives.

Following is a summary of the Company’s amortizable intangible assets as of the respective balance sheet dates:

	December 28, 2002		December 29, 2001
In millions	Gross Carrying Amount	Accum. Amort.	Gross Carrying Amount	Accum. Amort.
Customer lists and Covenants not to compete(1)	$464.5	$(194.1)	$379.7	$(135.1)
Favorable leases and Other(2)	153.1	(72.1)	134.7	(61.0)
	$617.6	$(266.2)	$514.4	$(196.1)

(1)               The increase in the gross carrying amount during 2002 was primarily due to the acquisition of customer lists.

(2)               The increase in the gross carrying amount during 2002 was primarily due to the acquisition of leases with rents below market rates.

The amortization expense for these intangible assets totaled $53.3 million in 2002, $52.7 million in 2001 and $48.2 million in 2000. The anticipated annual amortization expense for these intangible assets is $57.2 million in 2003, $49.5 million in 2004, $43.3 million in 2005, $40.2 million in 2006, and $38.0 million in 2007.

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

Each share of ESOP Preference Stock has a guaranteed minimum liquidation value of $53.45, is convertible into 2.314 shares of common stock and is entitled to receive an annual dividend of $3.90 per share. The ESOP Trust uses the dividends received and contributions from the Company to repay the ESOP Notes. As the ESOP Notes are repaid, ESOP Preference Stock is allocated to participants based on: (i) the ratio of each year’s debt service payment to total current and future debt service payments multiplied by (ii) the number of unallocated shares of ESOP Preference Stock in the plan. As of December 28, 2002, 4.7 million shares of ESOP Preference Stock were outstanding, of which 2.5 million shares were allocated to participants and the remaining 2.2 million shares were held in the ESOP Trust for future allocations.

Annual ESOP expense recognized is equal to (i) the interest incurred on the ESOP Notes plus (ii) the higher of (a) the principal repayments or (b) the cost of the shares allocated, less (iii) the dividends paid. Similarly, the guaranteed ESOP obligation is reduced by the higher of (i) the principal payments or (ii) the cost of shares allocated.

Following is a summary of the ESOP activity for the respective years:

In millions	2002	2001	2000
ESOP expense recognized	$26.0	$22.1	$18.8
Dividends paid	18.3	19.1	19.5
Cash contributions	26.0	22.1	18.8
Interest payments	18.7	20.5	21.9
ESOP shares allocated	0.4	0.4	0.3

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

Pursuant to various labor agreements, the Company is also required to make contributions to certain union-administered pension and health and welfare plans that totaled $12.1 million in 2002, $11.1 million in 2001and $9.3 million in 2000. The Company also has nonqualified supplemental executive retirement plans in place for certain key employees for whom it has purchased cost recovery variable life insurance.

Defined Contribution Plans

The Company sponsors a voluntary 401(k) Savings Plan that covers substantially all employees who meet plan eligibility requirements. The Company makes matching contributions consistent with the provisions of the plan. At the participant’s option, account balances, including the Company’s matching contribution, can be moved without restriction among various investment options, including the Company’s common stock. The Company also maintains a nonqualified, unfunded Deferred Compensation Plan for certain key employees. This plan provides participants the opportunity to defer portions of their compensation and receive matching contributions that they would have otherwise received under the 401(k) Savings Plan if not for certain restrictions and limitations under the Internal Revenue Code. The Company’s contributions under the above defined contribution plans totaled $29.1 million in 2002, $26.7 million in 2001and $23.0 million in 2000. The Company also sponsors an Employee Stock Ownership Plan. See Note 5 for further information about this plan.

Other Postretirement Benefits

The Company provides postretirement healthcare and life insurance benefits to certain retirees who meet eligibility requirements. The Company’s funding policy is generally to pay covered expenses as they are incurred. For retiree medical plan accounting, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates.

Following is a summary of the net periodic pension cost for the defined benefit and other postretirement benefit plans for the respective years:

	Defined Benefit Plans			Other Postretirement Benefits
In millions	2002	2001	2000	2002	2001	2000
Service cost	$0.8	$0.5	$0.9	$—	$—	$—
Interest cost on benefit obligation	20.4	20.9	19.8	0.9	0.9	1.0
Expected return on plan assets	(19.3)	(20.2)	(18.6)	—	—	—
Amortization of net (gain) loss	0.1	(0.3)	(0.1)	(0.2)	(0.2)	(0.2)
Amortization of prior service cost	0.1	0.1	0.1	(0.1)	(0.1)	(0.1)
Settlement gain	—	(0.2)	—	—	—	—
Net periodic pension cost	$2.1	$0.8	$2.1	$0.6	$0.6	$0.7
Actuarial assumptions:
Discount rate	6.50%	7.50%	7.75%	6.50%	7.25%	7.75%
Expected return on plan assets	8.75%	9.25%	9.25%	—	—	—
Rate of compensation increase	4.00%	4.00%	4.00%	—	—	—

Following is a reconciliation of the benefit obligation, fair value of plan assets and funded status of the Company’s defined benefit and other postretirement benefit plans as of the respective balance sheet dates:

	Defined Benefit Plans		Other Postretirement Benefits
In millions	December 28, 2002	December 29, 2001	December 28, 2002	December 29, 2001
Change in benefit obligation:
Benefit obligation at beginning of year	$283.1	$267.2	$12.9	$13.4
Service cost	0.8	0.5	—	—
Interest cost	20.4	20.9	0.9	0.9
Actuarial loss (gain)	34.8	9.3	1.0	(0.1)
Benefits paid	(16.3)	(14.8)	(1.0)	(1.3)
Benefit obligation at end of year	$322.8	$283.1	$13.8	$12.9
Change in plan assets:
Fair value at beginning of year	$218.4	$234.7	$—	$—
Actual return on plan assets	(24.1)	(16.0)	—	—
Company contributions	8.8	14.5	1.0	1.3
Benefits paid	(16.3)	(14.8)	(1.0)	(1.3)
Fair value at end of year(1)	$186.8	$218.4	$—	$—
Funded status:
Funded status	$(136.0)	$(64.7)	$(13.8)	$(12.9)
Unrecognized prior service cost	0.7	0.9	(0.6)	(0.7)
Unrecognized loss (gain)	74.7	(3.5)	0.9	(0.3)
Net liability recognized	$(60.6)	$(67.3)	$(13.5)	$(13.9)
Amounts recognized in the consolidated balance sheet:
Accrued benefit liability	$(132.5)	$(67.3)	$(13.5)	$(13.9)
Minimum pension liability	71.9	—	—	—
Net liability recognized	$(60.6)	$(67.3)	$(13.5)	$(13.9)

(1)     Plan assets consist primarily of mutual funds, common stock and insurance contracts.

$17.1 million and $16.4 million of the accrued benefit liability was included in accrued expenses, while the remaining amount was recorded in other long-term liabilities, as of December 28, 2002 and December 29, 2001, respectively. The Company recorded a minimum pension liability of $71.9 million as of December 28, 2002, as required by SFAS No. 87. A minimum pension liability is required when the accumulated benefit obligation exceeds the combined fair value of the underlying plan assets and accrued pension costs. The minimum pension liability adjustment is reflected in other long-term liabilities, long-term deferred income taxes, and accumulated other comprehensive loss, included in shareholders’ equity, in the consolidated balance sheet.

For measurement purposes, future healthcare costs are assumed to increase at an annual rate of 10.0%, decreasing to an annual growth rate of 5.0% in 2008 and thereafter. A one percent change in the assumed healthcare cost trend rate would change the accumulated postretirement benefit obligation by $0.7 million and the total service and interest costs by $0.1 million.

7       Stock Incentive Plans

The 1997 Incentive Compensation Plan provides for the granting of up to 42.9 million shares of common stock in the form of stock options and other awards to selected officers and employees of the Company. All grants under the plan are awarded at fair market value on the date of grant. Generally, options become exercisable over a four-year period from the grant date and expire ten years after the date of grant. As of December 28, 2002, there were 21.3 million shares available for future grants. The 1997 Incentive Compensation plans allows for up to 3.6 million restricted shares to be issued. The Company granted 26,000, 76,000 and 952,000 shares of restricted stock with a weighted average per share grant date fair value of $31.20, $59.98 and $30.58, in 2002, 2001, and 2000, respectively. The fair value of the restricted shares is expensed over the period during which the restrictions lapse. Compensation costs for restricted shares totaled $4.3 million in 2002, $5.4 million in 2001 and $5.9 million in 2000.

The 1996 Directors Stock Plan provides for the granting of up to 346,000 shares of common stock to the Company’s nonemployee directors. The plan allows the nonemployee directors to elect to receive shares of common stock or stock options in lieu of cash compensation. As of December 28, 2002, there were 37,000 shares available for future grants under the plan.

Following is a summary of the stock option activity for the respective years:

	2002		2001		2000
Shares in thousands	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	17,627	$39.48	14,647	$31.11	12,965	$27.38
Granted	8,022	29.89	5,381	59.55	6,964	33.84
Exercised	(517)	18.31	(1,084)	23.13	(3,511)	19.55
Canceled	(1,742)	41.66	(1,317)	43.14	(1,771)	37.37
Outstanding at end of year	23,390	36.42	17,627	39.48	14,647	31.11
Exercisable at end of year	8,048	$30.21	4,609	$25.09	4,049	$18.85

Following is a summary of the stock options outstanding and exercisable as of December 28, 2002:

Shares in thousands	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.81 to $15.00	275	2.8	$13.10	275	$13.10
15.01 to 25.00	2,784	3.0	18.61	2,782	18.60
25.01 to 30.00	7,646	8.8	29.83	100	29.27
30.01 to 35.00	3,766	7.1	31.92	1,875	31.91
35.01 to 50.00	4,586	5.6	40.63	2,952	41.08
50.01 to 61.23	4,333	8.0	60.45	64	58.99
Total	23,390	7.0	$36.42	8,048	$30.21

The Company applies APB Opinion No. 25 to account for its stock incentive plans. Accordingly, no compensation cost has been recognized for stock options granted. Had compensation cost been recognized based on the fair value of stock options granted consistent with SFAS No. 123, net earnings and net earnings per common share (“EPS”) would approximate the pro forma amounts shown below:

In millions, except per share amounts		2002	2001	2000
Net earnings:	As reported	$716.6	$413.2	$746.0
	Pro forma	662.5	357.1	717.7
Basic EPS:	As reported	$1.79	$1.02	$1.87
	Pro forma	1.65	0.87	1.80
Diluted EPS:	As reported	$1.75	$1.00	$1.83
	Pro forma	1.62	0.86	1.76

The per share weighted-average fair value of stock options was $10.46 in 2002, $25.12 in 2001, and $13.01 in 2000. The fair value of each stock option grant was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2002	2001	2000
Dividend yield	0.96%	0.77%	0.40%
Expected volatility	29.50%	29.79%	27.92%
Risk-free interest rate	4.0%	5.00%	6.25%
Expected life	7.0	7.0	6.5

The 1999 Employee Stock Purchase Plan provides for the purchase of up to 7.4 million shares of common stock. Under the plan, eligible employees may purchase common stock at the end of each six-month offering period, at a purchase price equal to 85% of the lower of the fair market value on the first day or the last day of the offering period. As of December 28, 2002, 2.8 million shares of common stock have been issued since inception of the plan.

8       Income Taxes

The provision for income taxes consisted of the following for the respective years:

In millions		2002	2001	2000
Current:	Federal	$347.1	$360.3	$397.2
	State	57.0	53.9	73.9
		404.1	414.2	471.1
Deferred:	Federal	32.0	(111.8)	21.9
	State	3.1	(6.0)	4.4
		35.1	(117.8)	26.3
Total		$439.2	$296.4	$497.4

Following is a reconciliation of the statutory income tax rate to the Company’s effective tax rate for the respective years:

	2002	2001	2000
Statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.4	3.4	4.1
Goodwill and other(1)	(0.4)	1.0	0.9
Effective tax rate before Restructuring Charge	38.0	39.4	40.0
Restructuring Charge	—	2.4	—
Effective tax rate	38.0%	41.8%	40.0%

(1)               Decrease in goodwill and other was primarily due to the elimination of goodwill amortization during 2002 that was not deductible for income tax purposes.

Following is a summary of the significant components of the Company’s deferred tax assets and liabilities as of the respective balance sheet dates:

In millions	December 28, 2002	December 29, 2001
Deferred tax assets:
Restructuring Charge	$73.1	$122.0
Retirement benefits	53.9	24.1
Employee benefits	44.1	28.1
Lease and rents	43.9	49.1
Inventory	36.3	9.8
Amortization method	29.9	31.1
Allowance for bad debt	27.1	19.5
Other	64.9	82.6
Total deferred tax assets	373.2	366.3
Deferred tax liabilities:
Accelerated depreciation	(150.2)	(115.6)
Total deferred tax liabilities	(150.2)	(115.6)
Net deferred tax assets	$223.0	$250.7

Income taxes paid were $319.5 million, $397.0 million and  $342.5 million for 2002, 2001 and 2000, respectively. The Company believes it is more likely than not that the deferred tax assets included in the above table will be realized during future periods in which the Company generates taxable earnings.

9       Commitments & Contingencies

Between 1991 and 1997, the Company sold a number of former divisions, including Bob’s Stores, Linens ‘n Things, Inc., Marshalls, Kay-Bee Toys, Wilsons, This End Up and Footstar, Inc. Typically, when a former division leased a store, the Company provided a corporate level guarantee of the lease payments. When the divisions were sold, the Company’s guarantees remained in place, although each purchaser indemnified the Company for the lease guarantee. If any of the purchasers were to become insolvent, the Company could be required to assume the lease obligation. As of December 28, 2002, we had guarantees remaining on approximately 875 stores with leases extending through 2018. Assuming that each respective purchaser became insolvent, an event that the Company believes to be highly unlikely, management estimates that it could settle these obligations for approximately $660 million as of December 28, 2002. In the opinion of management, the ultimate disposition of these guarantees will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or future cash flows.

As of December 28, 2002, the Company had outstanding commitments to purchase $215 million of merchandise inventory for use in the normal course of business. The Company currently expects to satisfy these purchase commitments by 2008.

Beginning in August 2001, a total of nine actions were filed against the Company in the United States District Court for the District of Massachusetts asserting claims under the federal securities laws. The actions were subsequently consolidated under the caption In re CVS Corporation Securities Litigation, No. 01-CV-11464 (D. Mass.) and a consolidated and amended complaint was filed on April 8, 2002. The consolidated amended complaint names as defendants the Company, its chief executive officer and its chief financial officer and asserts claims for alleged securities fraud under sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 there under on behalf of a purported class of persons who purchased shares of the Company’s common stock between February 6, 2001 and October 30, 2001. On June 7, 2002, all defendants moved to dismiss the consolidated amended complaint. This motion was subsequently denied by the court on December 18, 2002. The Company believes the consolidated action is entirely without merit and intends to defend against it vigorously.

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

As of December 28, 2002, the Retail Pharmacy segment included 4,054 retail drugstores and the Company’s online retail website, CVS.com. The retail drugstores are located in 27 states and the District of Columbia and operate under the CVS/pharmacy name. The Retail Pharmacy segment is the Company’s only reportable segment.

The PBM segment provides a full range of prescription benefit management services to managed care providers and other organizations. These services include plan design and administration, formulary management, mail order pharmacy services, claims processing and generic substitution. The PBM segment also includes the Company’s specialty pharmacy business, which focuses on supporting individuals that require complex and expensive drug therapies. The PBM segment operates under the PharmaCare Management Services name, while the specialty pharmacy mail order facilities and 33 retail pharmacies, located in 19 states and the District of Columbia, operate under the CVS ProCare name.

The Company evaluates segment performance based on operating profit before the effect of nonrecurring charges and gains and certain intersegment activities and charges. The accounting policies of the segments are substantially the same as those described in Note 1.

Following is a reconciliation of the significant components of the Company’s net sales for the respective years:

	2002	2001	2000
Pharmacy	67.6%	66.1%	62.7%
Front store	32.4	33.9	37.3
	100.0%	100.0%	100.0%

Following is a reconciliation of the Company’s business segments to the consolidated financial statements:

In millions	Retail Pharmacy Segment	PBM Segment	Other Adjustments(1)	Consolidated Totals
2002:
Net sales	$23,060.2	$1,121.3	$—	$24,181.5
Operating profit	1,134.6	71.6	—	1,206.2
Depreciation and amortization	297.6	12.7	—	310.3
Total assets	9,132.1	513.2	—	9,645.3
Goodwill, net	690.4	188.5	—	878.9
Additions to property and equipment	1,104.5	4.3	—	1,108.8
2001:
Net sales	$21,328.7	$912.7	$—	$22,241.4
Operating profit	1,079.9	39.7	(349.0)	770.6
Depreciation and amortization	301.7	19.1	—	320.8
Total assets	8,131.8	504.5	—	8,636.3
Goodwill, net	688.7	186.2	—	874.9
Additions to property and equipment	705.3	8.3	—	713.6
2000:
Net sales	$19,382.1	$705.4	$—	$20,087.5
Operating profit	1,268.5	35.0	19.2	1,322.7
Depreciation and amortization	289.4	7.2	—	296.6
Total assets	7,514.4	435.1	—	7,949.5
Goodwill, net	685.3	141.7	—	827.0
Additions to property and equipment	687.1	8.2	—	695.3

(1)     In 2001, other adjustments relate to the $352.5 million Restructuring Charge and the $3.5 million Net Litigation Gain. See Note 11 for further information on the Restructuring Charge and Note 1 for further information on the Net Litigation Gain. In 2000, other adjustments relate to the settlement proceeds received from a class action lawsuit against certain manufacturers of brand name prescription drugs. Nonrecurring charges and gains are not considered when management assesses the stand-alone performance of the Company’s business segments.

11                                  Restructuring & Asset Impairment Charge

During the fourth quarter of 2001, management approved a strategic restructuring, which resulted from a comprehensive business review designed to streamline operations and enhance operating efficiencies.

Following is a summary of the specific initiatives contained in the 2001 strategic restructuring:

1.                    229 CVS/pharmacy and CVS ProCare store locations (the “Stores”) would be closed by no later than March 2002. Since these locations were leased facilities, management planned to either return the premises to the respective landlords at the conclusion of the current lease term or negotiate an early termination of the contractual obligations. As of March 31, 2002, all of the Stores had been closed.

2.                    The Henderson, North Carolina distribution center (the “D.C.”) would be closed and its operations would be transferred to the Company’s remaining distribution centers by no later than May 2002. Since this location was owned, management planned to sell the property upon closure. The D.C. was closed in April 2002 and sold in May 2002.

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

5.                    Approximately 1,500 managerial, administrative and store employees in the Company’s Woonsocket, Rhode Island corporate headquarters; Columbus Mail Facility; Henderson D.C. and the Stores would be terminated.  As of April 30, 2002, all of these employees had been terminated.

In accordance with, Emerging Issues Task Force (“EITF”) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring),” SFAS No. 121, and Staff Accounting Bulletin No. 100, “Restructuring and Impairment Charges,” the Company recorded a $346.8 million pre-tax charge ($226.9 million after-tax) to operating expenses during the fourth quarter of 2001 for restructuring and asset impairment costs associated with the Action Plan. In accordance with Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletins,” the Company also recorded a $5.7 million pre-tax charge ($3.6 million after-tax) to cost of goods sold during the fourth quarter of 2001 to reflect the markdown of certain inventory contained in the Stores to its net realizable value. In total, the restructuring and asset impairment charge was $352.5 million pre-tax ($230.5 million after-tax), or $0.56 per diluted share in 2001 (the “Restructuring Charge”). The aggregate impact of the 229 stores on the Company’s consolidated financial statements for the year ended December 29, 2001, totaled $585.3 million in net sales and $13.7 million in operating losses, which included depreciation and amortization of $12.4 million, incremental markdowns incurred in connection with liquidating inventory and incremental payroll and other store-related costs incurred in connection with closing and/or preparing the 229 stores for closing.  Whenever possible, the company attempts to transfer the customer base of its closed stores to adjacent CVS store locations. The Company’s success in retaining customers and the related impact on the above revenue and operating income or loss, however, cannot be precisely calculated.

Following is a summary of the significant components of the Restructuring Charge:

In millions
Noncancelable lease obligations	$227.4
Asset write-offs	105.6
Employee severance and benefits	19.5
Total(1)	$352.5

(1)               The Restructuring Charge is comprised of $5.7 million recorded in cost of goods sold and $346.8 million recorded in selling, general and administrative expenses.

The Restructuring Charge will require total cash payments of $246.9 million, which primarily consist of noncancelable lease obligations extending through 2024. As of December 28, 2002, the remaining future cash payments total $192.1 million.

Noncancelable lease obligations included $227.4 million for the estimated continuing lease obligations of the Stores, the Mail Facility and the Satellite Facilities. As required by EITF Issue 88-10, “Costs Associated with Lease Modification or Termination,” the estimated continuing lease obligations were reduced by estimated probable sublease rental income.

Asset write-offs included $59.0 million for fixed asset write-offs, $40.9 million for intangible asset write-offs and $5.7 million for the markdown of certain inventory to its net realizable value. The fixed asset and intangible asset write-offs relate to the Stores, the Mail Facility and the Satellite Facilities. Management’s decision to close the above locations was considered to be an event or change in circumstances as defined in SFAS No. 121. Since management intended to use the Stores and the Mail Facility on a short-term basis during the shutdown period, impairment was measured using the “Assets to Be Held and Used” provisions of SFAS No. 121. The analysis was prepared at the individual location level, which is the lowest level at which individual cash flows can be identified. The analysis first compared the carrying amount of the location’s assets to the location’s estimated future cash flows (undiscounted and without interest charges) through the anticipated closing date. If the estimated future cash flows used in this analysis were less than the carrying amount of the location’s assets, an impairment loss calculation was prepared. The impairment loss calculation compared the carrying value of the location’s assets to the location’s estimated future cash flows (discounted and with interest charges). Since these locations will continue to be operated until closed, any remaining net book value after the impairment write down was depreciated over their revised useful lives. Impairment of the Satellite Facilities was measured using the “Assets to Be Disposed Of” provisions of SFAS No. 121, since management intended to vacate the locations immediately. The entire $3.5 million net book value of the Satellite Facilities was considered to be impaired since management intended to discard the assets located in the facilities. The inventory markdown resulted from the liquidation of certain front store inventory contained in the Stores. Since management intended to liquidate the inventory below its cost, an adjustment was made to reduce the inventory’s cost to its net realizable value.

Employee severance and benefits included $19.5 million for severance pay, healthcare continuation costs and outplacement service costs related to approximately 1,500 managerial, administrative and store employees in the Company’s Woonsocket, Rhode Island corporate headquarters; Columbus, Mail Facility; Henderson D.C. and the Stores. As of April 30, 2002, all these employees had been terminated.

Following is a reconciliation of the beginning and ending liability balances as of December 28, 2002:

In millions	Noncancelable Lease Obligations(1)	Asset Write-Offs	Employee Severance & Benefits	Total
Restructuring charge	$227.4	$105.6	$19.5	$352.5
Utilized – Cash	—	—	(2.1)	(2.1)
Utilized – Non-cash	—	(105.6)	—	(105.6)
Balance at 12/29/01	$227.4	$—	$17.4	$244.8
Utilized – Cash	(39.6)	—	(13.1)	(52.7)
Balance at 12/28/02(2)	$187.8	$—	$4.3	$192.1

(1)               Noncancelable lease obligations extend through 2024.

(2)               The Company believes that the reserve balances as of December 28, 2002 are adequate to cover the remaining liabilities associated with the Restructuring Charge.

12     Reconciliation of Earnings Per Common Share

Following is a reconciliation of basic and diluted earnings per common share for the respective years:

In millions, except per share amounts	2002	2001	2000
Numerator for earnings per common share calculation:
Net earnings	$716.6	$413.2	$746.0
Preference dividends, net of income tax benefit	(14.8)	(14.7)	(14.6)
Net earnings available to common shareholders, basic	$701.8	$398.5	$731.4
Net earnings	$716.6	$413.2	$746.0
Dilutive earnings adjustment	(6.7)	(4.8)	(0.7)
Net earnings available to common shareholders, diluted	$709.9	$408.4	$745.3
Denominator for earnings per common share calculation:
Weighted average common shares, basic	392.3	392.2	391.0
Effect of dilutive securities:
Preference stock	10.7	10.8	10.8
Stock options	2.3	5.3	6.2
Weighted average common shares, diluted	405.3	408.3	408.0
Basic earnings per common share:
Net earnings	$1.79	$1.02	$1.87
Diluted earnings per common share:
Net earnings	$1.75	$1.00	$1.83

13     Quarterly Financial Information (Unaudited)

Dollars in millions, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2002:
Net sales	$5,970.7	$5,989.5	$5,876.4	$6,344.9	$24,181.5
Gross margin	1,493.7	1,481.1	1,481.3	1,612.7	6,068.8
Operating profit	296.5	298.3	276.5	334.9	1,206.2
Net earnings	175.7	176.4	164.4	200.1	716.6
Net earnings per common share, basic	0.44	0.44	0.41	0.50	1.79
Net earnings per common share, diluted	0.43	0.43	0.40	0.49	1.75
Dividends per common share	0.0575	0.0575	0.0575	0.0575	0.2300
Stock price: (New York Stock Exchange)
High	35.40	35.58	31.30	28.70	35.58
Low	25.80	30.60	24.42	23.99	23.99
Registered shareholders at year-end					12,000
2001:
Net sales	$5,385.9	$5,494.2	$5,410.8	$5,950.5	$22,241.4
Gross margin	1,453.4	1,458.4	1,371.8	1,407.4	5,691.0
Operating profit (loss)	381.4	342.0	220.2	(173.0)	770.6
Net earnings (loss)	221.7	198.0	123.7	(130.2)	413.2
Net earnings (loss) per common share, basic	0.56	0.49	0.31	(0.34)	1.02
Net earnings (loss) per common share, diluted(1)	0.54	0.48	0.30	(0.34)	1.00
Dividends per common share	0.0575	0.0575	0.0575	0.0575	0.2300
Stock price: (New York Stock Exchange)
High	62.10	59.75	40.48	34.55	62.10
Low	51.00	36.51	31.40	23.28	23.28

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

Five-Year Financial Summary

In millions, except per share amounts	2002 (52 weeks)	2001 (52 weeks)	2000 (52 weeks)	1999 (53 weeks)	1998 (52 weeks)
Statement of operations data:
Net sales	$24,181.5	$22,241.4	$20,087.5	$18,098.3	$15,273.6
Gross margin(1)	6,068.8	5,691.0	5,361.7	4,861.4	4,129.2
Selling, general and administrative expenses	4,552.3	4,256.3	3,761.6	3,448.0	2,949.0
Depreciation and amortization(2)	310.3	320.8	296.6	277.9	249.7
Merger, restructuring and other nonrecurring charges and (gains)	—	343.3	(19.2)	—	178.6
Total operating expenses	4,862.6	4,920.4	4,039.0	3,725.9	3,377.3
Operating profit(3)	1,206.2	770.6	1,322.7	1,135.5	751.9
Interest expense, net	50.4	61.0	79.3	59.1	60.9
Income tax provision	439.2	296.4	497.4	441.3	306.5
Net earnings(4)	$716.6	$413.2	$746.0	$635.1	$384.5

Per common share data:
Net earnings:(4)
Basic	$1.79	$1.02	$1.87	$1.59	$0.96
Diluted	1.75	1.00	1.83	1.55	0.95
Cash dividends per common share	0.230	0.230	0.230	0.230	0.225

Balance sheet and other data:
Total assets	$9,645.3	$8,636.3	$7,949.5	$7,275.4	$6,686.2
Long-term debt	1,076.3	810.4	536.8	558.5	275.7
Total shareholders’ equity	5,197.0	4,566.9	4,304.6	3,679.7	3,110.6
Number of stores (at end of period)	4,087	4,191	4,133	4,098	4,122

(1)               Gross margin includes the pre-tax effect of the following nonrecurring charges: (i) in 2001, $5.7 million ($3.6 million after-tax) related to the markdown of certain inventory contained in the stores closing as part of the strategic restructuring, discussed in Note 11 to the consolidated financial statements, to its net realizable value and (ii) in 1998, $10.0 million ($5.9 million after-tax) related to the markdown of noncompatible Arbor Drugs, Inc. merchandise.

(2)               As a result of adopting SFAS No. 142 “Goodwill and Other Intangible Assets” at the beginning of 2002, the Company no longer amortizes goodwill and other indefinite-lived intangible assets. Goodwill amortization totaled $31.4 million pre-tax ($28.2 million after-tax) in 2001, $33.7 million pre-tax ($31.9 million after-tax) in 2000, $38.9 million pre-tax ($38.1 million after-tax) in 1999 and $37.4 million pre-tax ($37.2 million after-tax) in 1998.

(3)               Operating profit includes the pre-tax effect of the charges discussed in Note (1) above and the following merger, restructuring, and other nonrecurring charges and gains: (i) in 2001, $346.8 million ($226.9 million after-tax) related to restructuring and asset impairment costs associated with the strategic restructuring and the $3.5 million ($2.1 million after-tax) net nonrecurring gain resulting from the net effect of the $50.3 million of settlement proceeds received from various lawsuits against certain manufacturers of brand name prescription drugs and the Company’s contribution of $46.8 million of these settlement proceeds to the CVS Charitable Trust, Inc. to fund future charitable giving,  (ii) in 2000, $19.2 million ($11.5 million after-tax) nonrecurring gain representing partial payment of our share of the settlement proceeds from a class action lawsuit against certain manufacturers of brand name prescription drugs, and (iii) in 1998, $147.3 million ($101.3 million after-tax) charge related to the merger of CVS and Arbor and $31.3 million ($18.4 million after-tax) of nonrecurring costs incurred in connection with eliminating Arbor’s information technology systems and Revco’s noncompatible store merchandise fixtures.

(4)               Net earnings and net earnings per common share include the after-tax effect of the charges and gains discussed in Notes (1) and (3) above.