Form 10-K, Exhibit 13
period 2004-01-03
CVS CORP
filed 2004-03-12
CIK 64803

Exhibit 13

2003 Financial Report

Management’s Discussion and Analysis of Financial Condition and Results of Operation	18

Consolidated Statements of Operations	26

Consolidated Balance Sheets	27

Consolidated Statements of Shareholders’ Equity	28

Consolidated Statements of Cash Flows	29

Notes to Consolidated Financial Statements	30

Five-Year Financial Summary	46

Management’s Responsibility for Financial Reporting	47

Independent Auditors’ Report	47

The following discussion should be read in conjunction with our audited consolidated financial statements and our Cautionary Statement Concerning Forward-Looking Statements that are presented in this Annual Report.

Our Business

Our company is a leader in the retail drugstore industry in the United States. We sell prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, greeting cards, film and photo finishing services, beauty products and cosmetics, seasonal merchandise and convenience foods through our CVS/pharmacy® retail stores and online through CVS.com®. We also provide Pharmacy Benefit Management and Specialty Pharmacy services through PharmaCare Management Services. As of January 3, 2004, we operated 4,179 retail and specialty pharmacy stores in 32 states and the District of Columbia. Please see Note 10 to our consolidated financial statements for further information on our business segments.

Results of Operations and Industry Analysis

The Company’s fiscal year is a 52 or 53 week period ending on the Saturday nearest to December 31. Fiscal 2003, which ended on January 3, 2004, included 53 weeks. Fiscal 2002 and 2001, which ended on December 28, 2002 and December 29, 2001, respectively, included 52 weeks. Unless otherwise noted, all references to years relate to these fiscal years.

Net sales ~ The following table summarizes our sales performance:

	2003	2002	2001
Net sales (in billions)	$26.6	$24.2	$22.2
Net sales increase:
Total	10.0%	8.7%	10.7%
Pharmacy	11.9%	11.2%	14.5%
Front store	5.7%	3.8%	3.9%
Same store sales increase:
Total	5.8%	8.4%	8.6%
Pharmacy	8.1%	11.7%	13.0%
Front store	1.2%	2.3%	1.2%
Pharmacy % of total sales	68.8%	67.6%	66.1%
Third party % of pharmacy sales	93.2%	92.3%	90.9%
Prescriptions filled (in millions)	335	316	309

As you review our net sales performance, we believe you should consider the following important information:

•	Total net sales from new stores accounted for approximately 350 basis points of our total net sales increase in 2003 and 210 basis points in 2002.

•	Total net sales continued to benefit from our ongoing relocation program, which moves existing shopping center stores to larger, more convenient, freestanding locations. Historically, we have achieved significant improvements in customer count and net sales when we do this. Our relocation strategy remains an important component of our overall growth strategy, as only 51% of our existing stores were freestanding as of January 3, 2004.

•	Total net sales benefited from the 53rd week in 2003, which generated $530.8 million in net sales. If you exclude the impact of the 53rd week, net sales on a comparable 52-week basis, increased 7.8% in 2003 when compared to 2002.

•	Pharmacy sales continued to benefit from new market expansions, increased penetration in existing markets, our ability to attract and retain managed care customers and favorable industry trends. These trends include an aging American population that is consuming more prescription drugs, the availability of new prescription drugs, and the increased use of pharmaceuticals as the first line of defense for individual healthcare. We believe these favorable industry trends will continue.

•	Pharmacy sales were negatively impacted in all years by the conversion of brand named drugs to equivalent generic drugs, which typically have a lower selling price. However our gross margins on generic drug sales are generally higher than our gross margins on equivalent brand named drug sales.

•	Front store sales benefited from an increase in promotional programs in 2002 that were designed to respond to competitive and economic conditions, and from the implementation of our Assisted Inventory Management system, which increased our in-stock positions.

•	Total net sales were negatively impacted in 2002 by the 229 stores that were closed as part of a strategic restructuring program. We estimate that the impact of closing these stores reduced our total net sales growth by approximately 120 basis points in 2002. We further estimate that sales transferred from these stores to near by CVS stores and increased our total same store sales growth by approximately 60 basis points in 2002.

•	In recent years, the growth in mail order pharmacy has outpaced the growth in retail pharmacy. Recently, a number of payors have changed their pharmacy benefit plan designs to require maintenance medications to be filled exclusively through mail order pharmacies. To address this trend, we have dropped and/or renegotiated a number of third party programs that have adopted a plan of this kind. In the event this trend continues, and we elect to withdraw from current pharmacy benefit plans, and/or decide not to participate in future programs, we may not be able to sustain our current rate of sales growth.

Gross margin, which includes net sales less the cost of merchandise sold during the reporting period and the related purchasing costs, warehousing costs, delivery costs and actual and estimated inventory losses, as a percentage of net sales was 25.8% in 2003. This compares to 25.1% in 2002 and 25.6% in 2001. As you review our gross margin performance, we believe you should consider the following important information:

•	Inventory losses were 0.92% of total net sales in 2003, compared to 1.19% in 2002 and 1.52% in 2001. During 2002, we initiated a number of programs that reduced inventory losses during the second half of 2002 and we continued to see improvements in 2003. While we believe our programs will continue to provide future operational benefits, we expect the financial improvement trend realized in 2003 will be less significant in 2004. In addition, we cannot guarantee that our programs will continue to reduce inventory losses.

•	Our front store gross margin rate benefited from a more profitable front store sales mix in 2003, which included increased sales of higher gross margin categories such as health and beauty.

•	Our pharmacy gross margin rate benefited from an increase in generic drug sales in 2003, which normally yield a higher gross margin than brand name drug sales.

•	Our total gross margin rate benefited from an earlier and more severe flu season in 2003, which increased over-the-counter product sales such as cough and cold and flu related prescription sales, both of which generally yield higher gross margins.

•	Our gross margin rate continues to be adversely affected by pharmacy sales growing at a faster pace than front store sales. On average, our gross margin on pharmacy sales is lower than our gross margin on front store sales. Pharmacy sales were 68.8% of total sales in 2003, compared to 67.6% in 2002 and 66.1% in 2001. In addition, sales to customers covered by third party insurance programs have continued to increase and, thus, have become a larger component of our total pharmacy business. On average, our gross margin on third party pharmacy sales is lower than our gross margin on non-third party pharmacy sales. Third party pharmacy sales were 93.2% of pharmacy sales in 2003, compared to 92.3% in 2002 and 90.9% in 2001. We expect these negative trends to continue.

•	Our gross margin rate in 2002, was negatively impacted by higher markdowns associated with increased promotional programs that were designed to respond to competitive and economic conditions.

•	Our third party gross margin rates have been adversely affected by the efforts of managed care organizations, pharmacy benefit managers, governmental and other third party payors to reduce their prescription drug costs. To address this trend, we have dropped and/or renegotiated a number of third party programs that fell below our minimum profitability standards. To date, these efforts have helped stabilize our third party reimbursement rates. However, numerous state legislatures have proposed or, at least, appear to be considering further reductions in pharmacy reimbursement rates for Medicaid and other governmental programs as well as other measures aimed at reducing their prescription drug costs. In the event this trend continues and we elect to, for any reason, withdraw from current third party programs and/or decide not to participate in future programs, we may not be able to sustain our current rate of sales growth and gross margin dollars could be adversely impacted.

Total operating expenses, which include store and administrative payroll, employee benefits, store and administrative occupancy costs, selling expenses, advertising expenses, administrative expenses and depreciation and amortization expense were 20.5% of net sales in 2003. This compares to 20.1% of net sales in 2002 and 22.1% in 2001. As you review our performance in this area, we believe you should consider the following items, which management removes in its assessment of total operating expenses because their impact affects year-to-year comparability:

•	As a result of adopting Statement of Financial Accounting Standards (“SFAS”) No. 142 at the beginning of 2002, we no longer amortize goodwill. Goodwill amortization totaled $31.4 million in 2001. Please see Note 4 to the consolidated financial statements for further information on the impact of adopting SFAS No. 142.

•	During 2001, we recorded a $346.8 million pre-tax ($226.9 million after-tax) restructuring and asset impairment charge to total operating expenses in connection with our 2001 strategic restructuring. We also recorded a $5.7 million pre-tax ($3.6 million after-tax) charge to cost of goods sold to reflect the markdown of certain inventory contained in the stores to be closed to its net realizable value. In total, the restructuring and asset impairment charge was $352.5 million pre-tax ($230.5 million after-tax), the (“Restructuring Charge”). Please see Note 11 to the consolidated financial statements for further information on the 2001 strategic restructuring.

•	During 2001, we received $50.3 million of settlement proceeds from various lawsuits against certain manufactures of brand name prescription drugs. We elected to contribute $46.8 million of the settlement proceeds to the CVS Charitable Trust, Inc. to fund future charitable giving. The net effect of these nonrecurring items was a $3.5 million pre-tax ($2.1 million after-tax) increase in net earnings.

If you exclude the impact of the items discussed above, comparable total operating expenses as a percentage of net sales were 20.5% in 2003, 20.1% in 2002 and 20.4% in 2001.

As you review our comparable total operating expenses, we believe you should consider the following important information:

•	Total operating expenses as a percentage of net sales increased during 2003 as a result of increased advertising expense, higher payroll and benefit costs and lower sales growth resulting, in part, from higher generic drug sales. The increase in payroll and benefit costs were driven by an increase in the number of 24-hour stores, new stores and the implementation costs associated with strategic initiatives such as the Pharmacy Service Initiative and Assisted Inventory Management. Whereas we do not believe the increase in total operating expenses as a percentage of net sales that occurred in 2003 will continue in 2004, we cannot guarantee that total operating expenses will decrease as a percentage of net sales in 2004.

•	Total operating expenses as a percentage of net sales decreased during 2002 primarily due to completing the 2001 strategic restructuring and implementing technology initiatives such as the Excellence in Pharmacy Innovation and Care initiative (“EPIC”) that helped improve customer service while lowering operating costs, particularly at the store level.

Interest expense, net consisted of the following:

In millions	2003	2002	2001
Interest expense	$53.9	$54.5	$65.2
Interest income	(5.8)	(4.1)	(4.2)

Interest expense, net	$48.1	$50.4	$61.0

The decrease in interest expense, net during 2003 primarily resulted from an increase in interest income resulting from higher average cash balances. The decline in interest expense, net in 2002 primarily resulted from lower average interest rates on our outstanding borrowings and lower average debt requirements due to improved working capital management.

Income tax provision ~ Our effective income tax rate was 38.4% in 2003, 38.0% in 2002 and 41.8% in 2001. The increase in our effective income tax rate in 2003 was primarily due to higher state income taxes. The decrease in our effective income tax rate in 2002 was primarily due to the elimination of goodwill amortization that was not deductible for income tax purposes. Our effective income tax rate was higher in 2001 because certain components of the Restructuring Charge were not deductible for income tax purposes. To better assess year-to-year performance, management removes the impact of the Restructuring Charge and uses 39.4% as a comparable 2001 effective tax rate.

Net earnings increased $130.7 million or 18.2% to $847.3 million (or $2.06 per diluted share) in 2003. This compares to $716.6 million (or $1.75 per diluted share) in 2002 and $413.2 million (or $1.00 per diluted share) in 2001. To better assess year-to-year performance, management removes the impact of the Restructuring Charge and the $2.1 million net nonrecurring gain in 2001, and uses $641.6 million (or $1.56 per diluted share) for comparable net earnings results in 2001.

Liquidity & Capital Resources

We anticipate that our cash flow from operations, supplemented by debt borrowings and sale-leaseback transactions, will continue to fund the growth of our business.

Net cash provided by operating activities decreased to $968.9 million in 2003. This compares to $1,204.8 million in 2002 and $680.6 million in 2001. The decrease in net cash provided by operations during 2003 primarily resulted from higher accounts receivable and lower accounts payable offset, in part, by higher net earnings. Accounts receivable increased in 2003 primarily because our January 3, 2004 year-end ended in the middle of many of our third party payors’ biweekly payment cycles. Accounts payable decreased primarily due to the timing of vendor payments.

Net cash used in investing activities increased to $753.6 million in 2003. This compares to $735.8 million in 2002 and $536.8 million in 2001. The increase in net cash used in investing activities during 2003 was primarily due to acquisitions by our Pharmacy Benefit Management segment and increased acquisitions of customer lists. Capital expenditures totaled $1,121.7 million during 2003, compared to $1,108.8 million in 2002 and $713.6 million in 2001. During 2003, approximately 60% of our total capital expenditures were for new store construction, 22% for store expansion and improvements, 14% for technology and other corporate initiatives and 4% for a new distribution center in Texas, which is expected to be completed during the first quarter of 2004.

We finance a portion of our new store development program through sale-leaseback transactions. Proceeds from sale-leaseback transactions totaled $487.8 million in 2003. This compares to $448.8 million in 2002 and $323.3 million in 2001. Under the transactions, the properties are sold at net book value and the resulting leases qualify and are accounted for as operating leases. During 2001, we also completed a sale-leaseback transaction on five of our distribution centers. The distribution centers were sold at fair market value resulting in a $35.5 million gain, which was deferred and is being amortized to offset rent expense over the life of the new operating leases.

During 2004, we currently plan to invest over $1.1 billion in capital expenditures, which will include spending for approximately 225-250 new or relocated stores, including approximately 100 in new markets.

Following is a summary of our store development activity for the respective years:

	2003	2002	2001
Total stores (beginning of year)	4,087	4,191	4,133
New stores	150	174	126
Closed stores	(58)	(278)	(68)

Total stores (end of year)	4,179	4,087	4,191
Relocated stores(1)	125	92	122

(1)	Relocated stores are not included in new or closed store totals.

Net cash used in financing activities increased to $72.5 million in 2003. This compares to $4.9 million in 2002 and $244.8 million in 2001. The increase in net cash used in financing activities during 2003 was primarily because we issued no new long-term debt in 2003. Our net debt (i.e., our total debt less our cash and cash equivalents), decreased to $233.1 million, compared to $412.7 million in 2002 and $836.3 million in 2001. During 2003, we paid common stock dividends totaling $90.6 million or $0.23 per common share. In October 2003, our Board of Directors authorized a 15% increase in our common stock dividend to $0.265 per share for 2004.

We believe that our current cash on hand, cash provided by operations and sale-leaseback transactions, together with our ability to obtain additional short-term and long-term financing, will be sufficient to cover our working capital needs, capital expenditures, debt service and dividend requirements for at least the next several years.

We had no commercial paper borrowings outstanding as of January 3, 2004. In connection with our commercial paper program, we maintain a $650 million, five-year unsecured back-up credit facility, which expires on May 21, 2006 and a $600 million, 364-day unsecured back-up credit facility, which expires on May 17, 2004. We are currently evaluating our long-term financing needs in connection with the expiration of the 364-day facility. As of January 3, 2004, we had not borrowed against the back-up credit facilities.

Our credit facilities and unsecured senior notes contain customary restrictive financial and operating covenants. These covenants do not include a requirement for the acceleration of our debt maturities in the event of a downgrade in our credit rating. We do not believe that the restrictions contained in these covenants materially affect our financial or operating flexibility.

Our liquidity is based, in part, on maintaining strong investment-grade debt ratings. As of January 3, 2004, our long-term debt was rated “A2” by Moody’s and “A” by Standard & Poor’s, and our commercial paper program was rated “P-1” by Moody’s and “A-1” by Standard and Poor’s, each on a negative outlook. In assessing our credit strength, both Moody’s and Standard & Poor’s consider our capital structure and financial policies as well as our consolidated balance sheet and other financial information. We do not currently foresee any reasonable circumstances under which we believe we would lose our investment-grade debt ratings. However, if our debt ratings were downgraded it could adversely impact, among other things, our future borrowing costs, access to capital markets and new store operating lease costs.

The following table summarizes our significant contractual obligations as of January 3, 2004:

	Payments Due by Period
In millions	Total	Within 1 Year	1-3 Years	3-5 Years	After 5 Years
Operating leases	$10,788.9	$855.9	$1,574.0	$1,366.1	$6,992.9
Long-term debt	1,075.0	323.0	361.9	387.0	3.1
Purchase obligations	163.0	32.6	65.2	65.2	—
Other long-term liabilities reflected in our consolidated balance sheet	173.0	36.6	87.7	18.6	30.1
Capital lease obligations	1.3	0.2	0.4	0.4	0.3

	$12,201.2	$1,248.3	$2,089.2	$1,837.3	$7,026.4

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

Between 1991 and 1997, the Company sold or spun off a number of subsidiaries, including Bob’s Stores, Linens ‘n Things, Inc., Marshalls, Kay-Bee Toys, Wilsons, This End Up and Footstar, Inc. In many cases, when a former subsidiary leased a store, the Company provided a corporate level guarantee of the store’s lease obligations. When the subsidiaries were disposed of, the Company’s guarantees remained in place, although each purchaser indemnified the Company for any lease obligations the Company was required to satisfy. If any of the purchasers were to become insolvent and failed to make the required payments under a store lease, the Company could be required to satisfy these obligations. As of January 3, 2004, the Company guaranteed approximately 706 stores with leases extending through 2018. Assuming that each respective purchaser became insolvent, and the Company was required to assume all of these lease obligations, we estimate that the Company could settle the obligations for approximately $592 million as of January 3, 2004.

During 2003, Bob’s Stores and affiliates filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. Subsequent to the Bob’s Stores filing, The TJX Companies, Inc. (“TJX”) purchased substantially all of the assets of Bob’s Stores. Pursuant to the terms of the purchase, a subsidiary of TJX has assumed each of the Bob’s Stores leases that the Company has guaranteed. Furthermore, TJX has agreed to indemnify the Company for any liability the Company incurs or suffers in respect of lease obligations during the time TJX or its affiliate owns and operates these store locations.

In early 2004, KB Toys, Inc. and affiliates (“Kay-Bee Toys”) and Footstar, Inc. and affiliates (“Footstar”) each filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. Due to the preliminary nature of the Kay-Bee Toys and the Footstar proceedings, the Company is unable to determine at this time the potential liability the Company may have under the Kay-Bee Toys and Footstar leases it has guaranteed. However, the Company believes that any potential liability with respect to these lease guarantee obligations would be mitigated by the indemnification the Company received from Consolidated Stores Corporation (now known as Big Lots, Inc.) as purchaser of Kay-Bee Toys from the Company, and from Footstar in connection with the 1996 spin-off of Footstar from the Company.

We believe the ultimate disposition of any of the corporate level guarantees will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or future cash flows.

The Company issues letters of credit for insurance programs and import purchases. The fair value of the outstanding letters of credit was $72.0 million as of January 3, 2004.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with generally accepted accounting principles, which requires management to make certain estimates and apply judgment. We base our estimates and judgments on historical experience, current trends and other factors that management believes to be important at the time the consolidated financial statements are prepared. On a regular basis, we review our accounting policies and how they are applied and disclosed in our consolidated financial statements. While we believe that the historical experience, current trends and other factors considered support the preparation of our consolidated financial statements in conformity with generally accepted accounting principles, actual results could differ from our estimates, and such differences could be material.

Our significant accounting policies are discussed in Note 1 to our consolidated financial statements. We believe the following accounting policies include a higher degree of judgment and/or complexity and, thus, are considered to be critical accounting policies. The critical accounting policies discussed below are applicable to both of our business segments. We have discussed the development and selection of our critical accounting policies with the Audit Committee of our Board of Directors and the Audit Committee has reviewed our disclosures relating to them.

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

Our impairment loss calculation contains uncertainty since we must use judgment to estimate each store’s future sales, profitability and cash flows. When preparing these estimates, we consider each store’s historical results and current operating trends and our consolidated sales, profitability and cash flow results and forecasts. These estimates can be affected by a number of factors including, but not limited to, general economic conditions, the cost of real estate, the continued efforts of third party organizations to reduce their prescription drug costs, the continued efforts of competitors to gain market share and consumer spending patterns. Effective for fiscal 2002, we adopted SFAS No. 144 “Accounting for Impairment or Disposal of Long-Lived Assets.” The adoption did not have a material impact on our impairment loss methodology and we have not made any other material changes to our impairment loss assessment methodology during the past three years.

Closed Store Lease Liability

We account for closed store lease termination costs in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” As such, when a leased store is closed, we record a liability for the estimated present value of the remaining obligation under the non-cancelable lease, which includes future real estate taxes, common area maintenance and other charges, if applicable. The liability is reduced by estimated future sublease income.

The calculation of our closed store lease liability contains uncertainty since we must use judgment to estimate the timing and duration of future vacancy periods, the amount and timing of future lump sum settlement payments and the amount and timing of potential future sublease income. When estimating these potential termination costs and their related timing, we consider a number of factors, which include, but are not limited to, historical settlement experience, the owner of the property, the location and condition of the property, the terms of the underlying lease, the specific marketplace demand and general economic conditions. We have not made any material changes in the reserve methodology used to record closed store lease reserves during the past three years.

Self-Insurance Liabilities

We are self insured for certain losses related to general liability, worker’s compensation and auto liability although we maintain stop loss coverage with third party insurers to limit our total liability exposure.

The estimate of our self-insurance liability contains uncertainty since we must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating our self-insurance liability, we consider a number of factors, which include, but are not limited to, historical claim experience, demographic factors, severity factors and valuations provided by independent third-party actuaries. On a quarterly basis, we review our assumptions with our independent third party actuaries to determine that our self-insurance liability is adequate. We have not made any material changes in the accounting methodology used to establish our self-insurance liability during the past three years.

Inventory

Our inventory is stated at the lower of cost or market on a first-in, first-out basis using the retail method of accounting to determine cost of sales and inventory in our stores, and the cost method of accounting to determine inventory in our distribution centers. Under the retail method, inventory is stated at cost, which is determined by applying a cost-to-retail ratio to the ending retail value of our inventory. Since the retail value of our inventory is adjusted on a regular basis to reflect current market conditions, our carrying value should approximate the lower of cost or market. In addition, we reduce the value of our ending inventory for estimated inventory losses that have occurred during the interim period between physical inventory counts. Physical inventory counts are taken on a regular basis in each location to ensure that the amounts reflected in the consolidated financial statements are properly stated.

The accounting for inventory contains uncertainty since we must use judgment to estimate the inventory losses that have occurred during the interim period between physical inventory counts. When estimating these losses, we consider a number of factors, which include but are not limited to, historical physical inventory results on a location-by-location basis and current inventory loss trends. We have not made any material changes in the accounting methodology used to establish our inventory loss reserves during the past three years.

Although we believe that the estimates discussed above are reasonable and the related calculations conform to generally accepted accounting principles, actual results could differ from our estimates, and such differences could be material.

Recent Accounting Pronouncements

We adopted Emerging Issues Task Force (“EITF”) Issue No. 02-16, “Accounting by a Reseller for Cash Consideration Received from a Vendor,” on a prospective basis effective December 29, 2002. This pronouncement requires vendor allowances be treated as a reduction in inventory costs unless specifically identified as a reimbursement for other services. In addition, any vendor allowances received in excess of the cost incurred for such services should also be treated as a reduction of inventory costs. The adoption of this pronouncement resulted in a $13.3 million reduction in net earnings during 2003.

We adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” effective June 15, 2003. This Statement requires certain instruments previously classified as equity on a company’s consolidated balance sheet to now be classified as liabilities. The adoption of this Statement did not have a material impact on our consolidated results of operations or financial position.

We adopted SFAS No. 132, (revised 2003) “Employer’s Disclosures about Pensions and Other Postretirement Benefits,” effective December 15, 2003. This Statement requires disclosures in addition to those required in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans.

In November 2003, the EITF reached a consensus on Issue 03-10, “Application of EITF Issue No. 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor, by Resellers to Sales Incentives Offered to Consumers by Manufacturers,” effective in fiscal periods beginning after November 26, 2003. We do not expect the adoption of this statement will have a material impact on our consolidated results of operations or financial position.

Cautionary Statement Concerning Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Corporation. The Company and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and in its reports to stockholders. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “project,” “anticipate,” “will,” and similar expressions identify statements that constitute forward-looking statements. All statements addressing operating performance of CVS Corporation or any subsidiary, events, or developments that the Company expects or anticipates will occur in the future, including statements relating to sales growth, earnings or earnings per common share growth, free cash flow, debt rating, inventory levels, inventory turn and loss rates, store development, relocations and new market entries, as well as statements expressing optimism or pessimism about future operating results or events, are forward-looking statements within the meaning of the Reform Act. The forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons, including, but not limited to:

•	The continued efforts of health maintenance organizations, managed care organizations, pharmacy benefit management companies, governmental entities and other third party payors to reduce prescription drug costs and pharmacy reimbursement rates;

•	The growth of mail order pharmacies and changes to pharmacy benefit plans requiring maintenance medications to be filled exclusively through mail order pharmacies;

•	Increased competition from other drugstore chains, supermarkets, discount retailers, membership clubs, and internet companies as well as changes in consumer preferences or loyalties;

•	The frequency and rate of introduction of successful new prescription drugs;

•	Our ability to generate sufficient cash flows to support capital expansion and general operating activities;

•	Interest rate fluctuations and changes in capital market conditions or other events affecting our ability to obtain necessary financing on favorable terms;

•	Our ability to identify, implement and successfully manage and finance strategic expansion opportunities including entering new markets, acquisitions and joint ventures;

•	Our ability to establish effective advertising, marketing and promotional programs (including pricing strategies and price reduction programs implemented in response to competitive pressures and/or to drive demand);

•	Our ability to continue to secure suitable new store locations under acceptable lease terms;

•	Our ability to attract, hire and retain suitable pharmacists and management personnel;

•	Our ability to achieve cost efficiencies and other benefits from various operational initiatives and technological enhancements;

•	Litigation risks as well as changes in laws and regulations, including changes in accounting standards and taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations);

•	The creditworthiness of the purchasers of businesses formerly owned by CVS and whose leases are guaranteed by CVS;

•	Fluctuations in inventory cost, availability and loss levels and our ability to maintain relationships with suppliers on favorable terms;

•	Our ability to implement successfully and to manage new computer systems and technologies;

•	The strength of the economy in general or in the markets served by CVS, including changes in consumer purchasing power and/or spending patterns; and

•	Other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

The foregoing list is not exhaustive. There can be no assurance that the Company has correctly identified and appropriately assessed all factors affecting its business. Additional risks and uncertainties not presently known to the Company or that it currently believes to be immaterial also may adversely impact the Company. Should any risks and uncertainties develop into actual events, these developments could have material adverse effects on the Company’s business, financial condition and results of operations. For these reasons, you are cautioned not to place undue reliance on the Company’s forward-looking statements.

Consolidated Statements of Operations

	Fiscal Year Ended
In millions, except per share amounts	Jan. 3, 2004 (53 weeks)	Dec. 28, 2002 (52 weeks)	Dec. 29, 2001 (52 weeks)
Net sales	$26,588.0	$24,181.5	$22,241.4
Cost of goods sold, buying and warehousing costs	19,725.0	18,112.7	16,550.4

Gross margin	6,863.0	6,068.8	5,691.0
Selling, general and administrative expenses	5,097.7	4,552.3	4,599.6
Depreciation and amortization	341.7	310.3	320.8

Total operating expenses	5,439.4	4,862.6	4,920.4

Operating profit	1,423.6	1,206.2	770.6
Interest expense, net	48.1	50.4	61.0

Earnings before income tax provision	1,375.5	1,155.8	709.6
Income tax provision	528.2	439.2	296.4

Net earnings	847.3	716.6	413.2
Preference dividends, net of income tax benefit	14.6	14.8	14.7

Net earnings available to common shareholders	$832.7	$701.8	$398.5

Basic earnings per common share:
Net earnings	$2.11	$1.79	$1.02

Weighted average common shares outstanding	394.4	392.3	392.2

Diluted earnings per common share:
Net earnings	$2.06	$1.75	$1.00

Weighted average common shares outstanding	407.7	405.3	408.3

Dividends declared per common share	$0.230	$0.230	$0.230

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

In millions, except shares and per share amounts	Jan. 3, 2004	Dec. 28, 2002
Assets:
Cash and cash equivalents	$843.2	$700.4
Accounts receivable, net	1,349.6	1,019.3
Inventories	4,016.5	4,013.9
Deferred income taxes	252.1	216.4
Other current assets	35.1	32.1

Total current assets	6,496.5	5,982.1

Property and equipment, net	2,542.1	2,215.8
Goodwill	889.0	878.9
Intangible assets, net	403.7	351.4
Deferred income taxes	—	6.6
Other assets	211.8	210.5

Total assets	$10,543.1	$9,645.3

Liabilities:
Accounts payable	$1,666.4	$1,707.9
Accrued expenses	1,499.6	1,361.2
Short-term debt	—	4.8
Current portion of long-term debt	323.2	32.0

Total current liabilities	3,489.2	3,105.9

Long-term debt	753.1	1,076.3
Deferred income taxes	41.6	—
Other long-term liabilities	237.4	266.1

Commitments and contingencies (Note 9)

Shareholders’ equity:
Preferred stock, $0.01 par value: authorized 120,619 shares; no shares issued or outstanding	—	—

Preference stock, series one ESOP convertible, par value $1.00: authorized 50,000,000 shares; issued and outstanding 4,541,000 shares at January 3, 2004 and 4,685,000 shares at December 28, 2002	242.7	250.4
Common stock, par value $0.01: authorized 1,000,000,000 shares; issued 410,187,000 shares at January 3, 2004 and 409,286,000 shares at December 28, 2002	4.1	4.1
Treasury stock, at cost: 14,803,000 shares at January 3, 2004 and 16,215,000 shares at December 28, 2002	(428.6)	(469.5)
Guaranteed ESOP obligation	(163.2)	(194.4)
Capital surplus	1,557.2	1,546.6
Retained earnings	4,846.5	4,104.4
Accumulated other comprehensive loss	(36.9)	(44.6)

Total shareholders’ equity	6,021.8	5,197.0

Total liabilities and shareholders’ equity	$10,543.1	$9,645.3

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Shares			Dollars
In millions	Jan. 3, 2004	Dec. 28, 2002	Dec. 29, 2001	Jan. 3, 2004	Dec. 28, 2002	Dec. 29, 2001
Preference stock:
Beginning of year	4.7	4.9	5.0	$250.4	$261.2	$267.5
Conversion to common stock	(0.2)	(0.2)	(0.1)	(7.7)	(10.8)	(6.3)

End of year	4.5	4.7	4.9	242.7	250.4	261.2

Common stock:
Beginning of year	409.3	408.5	407.4	4.1	4.1	4.1
Stock options exercised and awards	0.9	0.8	1.1	—	—	—

End of year	410.2	409.3	408.5	4.1	4.1	4.1

Treasury stock:
Beginning of year	(16.2)	(17.6)	(15.1)	(469.5)	(510.8)	(404.9)
Purchase of treasury shares	—	—	(3.4)	(0.5)	—	(129.0)
Conversion of preference stock	0.3	0.5	0.3	9.6	13.5	7.5
Employee stock purchase plan issuance	1.1	0.9	0.6	31.8	27.8	15.6

End of year	(14.8)	(16.2)	(17.6)	(428.6)	$(469.5)	(510.8)

Guaranteed ESOP obligation:
Beginning of year				(194.4)	(219.9)	(240.6)
Reduction of guaranteed ESOP obligation				31.2	25.5	20.7

End of year				(163.2)	(194.4)	(219.9)

Capital surplus:
Beginning of year				1,546.6	1,539.6	1,493.8
Conversion of preference stock				(1.9)	(2.7)	(1.2)
Stock option activity and awards				9.2	6.7	33.9
Tax benefit on stock options and awards				3.3	3.0	13.1

End of year				1,557.2	1,546.6	1,539.6

Accumulated other comprehensive loss:
Beginning of year				(44.6)	—	—
Minimum pension liability adjustment				7.7	(44.6)	—

End of year				(36.9)	(44.6)	—

Retained earnings:
Beginning of year				4,104.4	3,492.7	3,184.7
Net earnings				847.3	716.6	413.2
Preference stock dividends				(17.7)	(18.3)	(19.1)
Tax benefit on preference stock dividends				3.1	3.5	4.4
Common stock dividends				(90.6)	(90.1)	(90.5)

End of year				4,846.5	4,104.4	3,492.7

Total shareholders’ equity				$6,021.8	$5,197.0	$4,566.9

Comprehensive income:
Net earnings				$847.3	$716.6	$413.2
Minimum pension liability, net of income tax				7.7	(44.6)	—

Comprehensive income				$855.0	$672.0	$413.2

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
In millions	Jan. 3, 2004 (53 weeks)	Dec. 28, 2002 (52 weeks)	Dec. 29, 2001 (52 weeks)
Cash flows from operating activities:
Net earnings	$847.3	$716.6	$413.2
Adjustments required to reconcile net earnings to net cash provided by operating activities:
Restructuring charge	—	—	352.5
Depreciation and amortization	341.7	310.3	320.8
Deferred income taxes and other noncash items	41.1	71.8	(83.5)
Change in operating assets and liabilities providing/(requiring) cash, net of effects from acquisitions:
Accounts receivable, net	(311.1)	(53.1)	(141.7)
Inventories	2.1	(95.3)	(366.8)
Other current assets	(3.0)	12.5	4.1
Other assets	(0.4)	(35.3)	(13.9)
Accounts payable	(41.5)	172.0	184.4
Accrued expenses	116.5	105.0	11.6
Other long-term liabilities	(23.8)	0.3	(0.1)

Net cash provided by operating activities	968.9	1,204.8	680.6

Cash flows from investing activities:
Additions to property and equipment	(1,121.7)	(1,108.8)	(713.6)
Proceeds from sale-leaseback transactions	487.8	448.8	323.3
Acquisitions, net of cash and investments	(133.1)	(93.5)	(159.1)
Proceeds from sale or disposal of assets	13.4	17.7	12.6

Net cash used in investing activities	(753.6)	(735.8)	(536.8)

Cash flows from financing activities:
Reductions in long-term debt	(0.8)	(3.1)	(1.0)
Additions to long-term debt	—	300.0	296.9
Proceeds from exercise of stock options	38.3	34.0	47.3
Dividends paid	(105.2)	(104.9)	(105.2)
Purchase of treasury shares	—	—	(129.0)
Reductions in short-term borrowings	(4.8)	(230.9)	(353.8)

Net cash used in financing activities	(72.5)	(4.9)	(244.8)

Net increase (decrease) in cash and cash equivalents	142.8	464.1	(101.0)
Cash and cash equivalents at beginning of year	700.4	236.3	337.3

Cash and cash equivalents at end of year	$843.2	$700.4	$236.3

See accompanying notes to consolidated financial statements.

1 Significant Accounting Policies

Description of business ~ CVS Corporation (the “Company”) is a leader in the retail drugstore industry in the United States. The Company sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, greeting cards, film and photofinishing services, beauty products and cosmetics, seasonal merchandise and convenience foods, through its CVS/pharmacy® stores and online through CVS.com®. The Company also provides Pharmacy Benefit Management and Specialty Pharmacy services through PharmaCare Management Services. As of January 3, 2004, the Company operated 4,179 retail and specialty pharmacy stores in 32 states and the District of Columbia. See Note 10 for further information about the Company’s business segments.

Basis of presentation ~ The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Fiscal Year ~ The Company’s fiscal year is a 52 or 53 week period ending on the Saturday nearest to December 31. Fiscal 2003, which ended on January 3, 2004, included 53 weeks, while fiscal years 2002 and 2001 which ended on December 28, 2002 and December 29, 2001, respectively, included 52 weeks. Unless otherwise noted, all references to years relate to the Company’s fiscal year.

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

Accounts receivable ~ Accounts receivable are stated net of an allowance for uncollectible accounts of $58.4 million and $64.2 million as of January 3, 2004 and December 28, 2002, respectively. The balance primarily includes amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies) and vendors.

Fair value of financial instruments ~ As of January 3, 2004, the Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and debt. Due to the short-term nature of these instruments, the Company’s carrying value approximates fair value. The carrying amount of long-term debt was $1.1 billion and the estimated fair value was $1.1 billion as of January 3, 2004 and December 28, 2002. The fair value of long-term debt was estimated based on rates currently offered to the Company for debt with similar maturities. The Company also had outstanding letters of credit, which guaranteed foreign trade purchases, with a fair value of $6.5 million as of January 3, 2004, and $5.8 million as of December 28, 2002. The Company also has outstanding letters of credit associated with insurance programs with a fair value of $65.5 million as of January 3, 2004 and $53.1 million as of December 28, 2002. There were no investments in derivative financial instruments as of January 3, 2004 or December 28, 2002.

Inventories ~ Inventory is stated at the lower of cost or market on a first-in, first-out basis using the retail method of accounting to determine cost of sales and inventory in our stores and the cost method of accounting to determine inventory in our distribution centers. Independent physical inventory counts are taken on a regular basis in each store and distribution center location to ensure that the amounts reflected in the accompanying consolidated financial statements are properly stated. During the interim period between physical inventory counts, the Company accrues for anticipated physical inventory losses on a location-by-location basis based on historical results and current trends.

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

Following are the components of property and equipment included in the consolidated balance sheets as of the respective balance sheet dates:

In millions	Jan. 3, 2004	Dec. 28, 2002
Land	$180.7	$132.3
Building and improvements	492.8	479.2
Fixtures and equipment	2,123.3	1,769.3
Leasehold improvements	1,012.8	899.0
Capitalized software	149.5	124.5
Capital leases	1.3	1.3

	3,960.4	3,405.6
Accumulated depreciation and amortization	(1,418.3)	(1,189.8)

	$2,542.1	$2,215.8

In accordance with Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” the Company capitalizes application stage development costs for significant internally developed software projects. These costs are amortized over a 5-year period. Unamortized costs were $90.6 million as of January 3, 2004 and $89.5 million as of December 28, 2002.

Impairment of long-lived assets ~ The Company groups and evaluates fixed and intangible assets excluding goodwill, for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset to the asset’s estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset to the asset’s estimated future cash flows (discounted and with interest charges). If the carrying amount exceeds the asset’s estimated future cash flows (discounted and with interest charges), the loss is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets.

Intangible assets ~ Purchased customer lists are amortized on a straight-line basis over their estimated useful lives of up to 10 years. Purchased leases are amortized on a straight-line basis over the remaining life of the lease. See Note 4 for further information on intangible assets.

Revenue recognition ~ The Company recognizes revenue from the sale of merchandise at the time the merchandise is sold. Service revenue from the Company’s pharmacy benefit management segment, which is recognized using the net method under Emerging Issues Task Force (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” is recognized at the time the service is provided. Service revenue totaled $96.0 million in 2003, $84.9 million in 2002 and $82.1 million in 2001. The Company offers sales incentives that entitle customers to receive a reduction in the price of a product or service. For sales incentives in which the Company is the obligor, the reduction in revenue is recognized at the time the product or service is sold. Customer returns are immaterial.

Vendor allowances ~ The Company accounts for vendor allowances under the guidance provided by EITF No. 02-16, “Accounting by a Reseller for Cash Consideration Received from a Vendor.” Vendor allowances reduce the carrying cost of inventory unless they are specifically identified as a reimbursement for promotional programs and/or other services provided. Funds that are directly linked to advertising commitments are recognized as a reduction of advertising expense in the selling, general and administrative expenses line when the related advertising commitment is satisfied. Any such allowances received in excess of the actual cost incurred also reduce the carrying cost of inventory. The total value of any upfront payments received from vendors that are linked to purchase commitments is initially deferred. The deferred amounts are then amortized to reduce cost of goods sold over the life of the contract based upon purchase volume. The total value of any upfront payments received from vendors that are not linked to purchase commitments is also initially deferred. The deferred amounts are then amortized to reduce cost of goods sold on a straight-line basis over the life of the related contract. The total amortization of these upfront payments was not material to the accompanying consolidated financial statements.

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

Stock-based compensation ~ The Company accounts for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, no stock-based employee compensation cost is reflected in net earnings for options granted under those plans since they had an exercise price equal to the market value of the underlying common stock on the date of grant. See Note 7 for further information on stock-based compensation. The following table summarizes the effect on net earnings and earnings per common share if the company had applied the fair value recognition provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation for the respective years:

In millions, except per share amounts	2003	2002	2001
Net earnings, as reported	$847.3	$716.6	$413.2
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects(1)	2.2	2.7	3.3
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	52.4	56.8	59.4

Pro forma net earnings	$797.1	$662.5	$357.1

Basic EPS: As reported	$2.11	$1.79	$1.02
Pro forma	1.98	1.65	0.87

Diluted EPS: As reported	$2.06	$1.75	$1.00
Pro forma	1.95	1.62	0.86

(1)	Amounts represent the after-tax compensation costs for restricted stock grants.

Advertising costs ~ Advertising costs are expensed when the related advertising takes place. Advertising costs, net of vendor funding, which is included in selling, general and administrative expenses, were $178.2 million in 2003, $152.2 million in 2002 and $126.9 million in 2001.

Interest expense, net ~ Interest expense was $53.9 million, $54.5 million and $65.2 million and interest income was $5.8 million, $4.1 million and $4.2 million in 2003, 2002 and 2001, respectively. Capitalized interest totaled $11.0 million in 2003, $6.1 million in 2002 and $10.1 million in 2001. Interest paid totaled $64.9 million in 2003, $60.7 million in 2002 and $75.2 million in 2001.

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

Accumulated other comprehensive loss ~ Accumulated other comprehensive loss consists of a $36.9 million and $44.6 million minimum pension liability, net of a $22.5 and $27.3 million income tax benefit, as of January 3, 2004 and December 28, 2002, respectively. There was no accumulated other comprehensive income or loss as of December 29, 2001.

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

Diluted earnings per common share is computed by dividing: (i) net earnings, after accounting for the difference between the dividends on the ESOP preference stock and common stock and after making adjustments for the incentive compensation plans by (ii) Basic Shares plus the additional shares that would be issued assuming that all dilutive stock options are exercised and the ESOP preference stock is converted into common stock. Options to purchase 18.5 million and 20.0 million shares of common stock were outstanding as of January 3, 2004 and December 28, 2002, respectively, but were not included in the calculation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

New Accounting Pronouncements ~ The Company adopted SFAS No. 143, “Accounting for Asset Retirement Obligations,” effective December 29, 2002. This statement applies to legal obligations associated with the retirement of certain tangible long-lived assets. The adoption of this Statement did not have a material impact on the Company’s consolidated results of operations or financial position.

The Company adopted SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections,” effective December 29, 2002. This statement (i) eliminates extraordinary accounting treatment for a gain or loss reported on the extinguishment of debt, (ii) eliminates inconsistencies in the accounting required for sale-leaseback transactions and certain lease modifications with similar economic effects and (iii) amends other existing authoritative pronouncements to make technical corrections, clarify meanings or describe their applicability under changed conditions. The adoption of this Statement did not have a material impact on the Company’s consolidated results of operations or financial position.

The Company adopted SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” effective December 29, 2002. This statement nullifies existing guidance related to the accounting and reporting for costs associated with exit or disposal activities and requires that the fair value of a liability associated with an exit or disposal activity be recognized when the liability is incurred. Under previous guidance, certain exit costs were permitted to be accrued upon management’s commitment to an exit plan, which is generally before an actual liability has been incurred. The adoption of this Statement did not have a material impact on the Company’s consolidated results of operations or financial position.

The Company adopted Emerging Issues Task Force Issue No. 02-16, “Accounting by a Reseller for Cash Consideration Received from a Vendor,” on a prospective basis effective December 29, 2002. This pronouncement requires vendor allowances be treated as a reduction in inventory costs unless specifically identified as a reimbursement for other services. In addition, any vendor allowances received in excess of the cost incurred for such services should also be treated as a reduction of inventory costs. The adoption of this pronouncement resulted in a $13.3 million reduction in net earnings during 2003.

The Company adopted FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” effective December 29, 2002. This interpretation requires certain guarantees to be recorded at fair value as opposed to the current practice of recording a liability only when a loss is probable and reasonably estimable. It also requires a guarantor to make enhanced disclosures concerning guarantees, even when the likelihood of making any payments under the guarantee is remote. The adoption of this Statement did not have a material impact on the Company’s consolidated results of operations or financial position.

The Company adopted FASB Interpretation No. 46, “Consolidation of Variable Interest Entities,” effective December 29, 2002. This interpretation requires a company to consolidate variable interest entities (“VIE”) if the enterprise is a primary beneficiary (holds a majority of the variable interest) of the VIE and the VIE posseses specific characteristics. It also requires additional disclosures for parties involved with VIEs. The adoption of this Statement did not have a material impact on the Company’s consolidated results of operations or financial position.

The Company adopted FASB Interpretation No. (“FIN”) 46, (revised December 2003), “Consolidation of Variable Interest Entities,” effective December 24, 2003. This interpretation addresses how a business should evaluate controlling financial interest in an entity. FIN 46R replaces FASB Interpretation No. 46. The adoption of this Statement did not have a material impact on the Company’s consolidated results of operations or financial position.

The Company adopted SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” effective June 15, 2003. This Statement requires certain instruments previously classified as equity on a company’s statement of financial position now be classified as liabilities. The adoption of this Statement did not have a material impact on the Company’s consolidated results of operations or financial position.

The Company adopted SFAS No. 132, (revised 2003), “Employer’s Disclosures about Pensions and Other Postretirement Benefits,” effective December 15, 2003. This Statement requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The adoption of this Statement did not have a material impact on the Company’s consolidated results of operations or financial position.

2 Leases

The Company leases most of its retail locations and five of its distribution centers under noncancelable operating leases, whose initial terms typically range from 15 to 25 years, along with options that permit renewals for additional periods. The Company also leases certain equipment and other assets under noncancelable operating leases, whose initial terms typically range from 3 to 10 years. Minimum rent is expensed on a straight-line basis over the term of the lease. In addition to minimum rental payments, certain leases require additional payments based on sales volume, as well as reimbursements for real estate taxes, maintenance and insurance.

Following is a summary of the Company’s net rental expense for operating leases for the respective years:

In millions	2003	2002	2001
Minimum rentals	$838.4	$790.4	$758.2
Contingent rentals	62.0	65.6	67.6

	900.4	856.0	825.8
Less: sublease income	(10.1)	(9.3)	(9.1)

	$890.3	$846.7	$816.7

Following is a summary of the future minimum lease payments under capital and operating leases as of January 3, 2004:

In millions	Capital Leases	Operating Leases
2004	$0.2	$855.9
2005	0.2	816.3
2006	0.2	757.7
2007	0.2	704.5
2008	0.2	661.6
Thereafter	0.3	6,992.9

	1.3	$10,788.9
Less: imputed interest	(0.4)

Present value of capital lease obligations	$0.9

The Company finances a portion of its store development program through sale-leaseback transactions. The properties are sold at net book value and the resulting leases qualify and are accounted for as operating leases. The Company does not have any retained or contingent interests in the stores nor does the Company provide any guarantees, other than a corporate level guarantee of lease payments, in connection with the sale-leasebacks. Proceeds from sale-leaseback transactions totaled $487.8 million in 2003, $448.8 million in 2002 and $323.3 million in 2001. During 2001, the Company completed a sale-leaseback transaction involving five of its distribution centers. The distribution centers were sold at fair market value resulting in a $35.5 million gain, which was deferred and is being amortized to offset rent expense over the life of the new operating leases. The operating leases that resulted from these transactions are included in the above table.

3 Borrowing and Credit Agreements

Following is a summary of the Company’s borrowings as of the respective balance sheet dates:

In millions	Jan. 3, 2004	Dec. 28, 2002
Commercial paper	$—	$4.8
5.5% senior notes due 2004	300.0	300.0
5.625% senior notes due 2006	300.0	300.0
3.875 % senior notes due 2007	300.0	300.0
8.52% ESOP notes due 2008(1)	163.2	194.4
Mortgage notes payable	12.2	13.0
Capital lease obligations	0.9	0.9

	1,076.3	1,113.1
Less:
Short-term debt	—	(4.8)
Current portion of long-term debt	(323.2)	(32.0)

	$753.1	$1,076.3

(1)	See Note 5 for further information about the Company’s ESOP Plan.

In connection with our commercial paper program, the Company maintains a $650 million, five-year unsecured back-up credit facility, which expires on May 21, 2006 and a $600 million, 364-day unsecured back-up credit facility, which expires on May 17, 2004. The credit facilities allow for borrowings at various rates depending on the Company’s public debt ratings and require the Company to pay a quarterly facility fee of 0.08%, regardless of usage. As of January 3, 2004, the Company had not borrowed against the credit facilities. There was no short-term debt outstanding as of January 3, 2004. The weighted average interest rate for short-term debt was 1.9% as of December 28, 2002.

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

The aggregate maturities of long-term debt for each of the five years subsequent to January 3, 2004 are $323.2 million in 2004, $27.9 million in 2005, $334.4 million in 2006, $341.7 million in 2007, and $45.8 million in 2008.

4 Goodwill and Other Intangibles

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. Effective December 30, 2001, the Company adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” As a result of the adoption, goodwill is no longer being amortized, but is subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate there may be an impairment. The Company groups and evaluates goodwill for impairment at the reporting unit level annually, or whenever events or circumstances indicate there may be an impairment. When evaluating goodwill for potential impairment, the Company first compares the fair value of the reporting unit, based on estimated future discounted cash flows, with its carrying amount. If the estimated fair value of the reporting unit is less than its carrying amount, an impairment loss calculation is prepared. The impairment loss calculation compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. During the third quarter of 2003, the Company performed its required annual goodwill impairment test, which concluded there was no impairment of goodwill.

The following summary details the after-tax impact, on a pro forma basis, of discontinuing the amortization of goodwill on net earnings and earnings per common share (“EPS”) for the respective years:

In millions	2003	2002	2001
Net Earnings:
As reported	$847.3	$716.6	$413.2
Goodwill amortization	—	—	28.2
As adjusted	847.3	716.6	441.4

Basic EPS:
As reported	$2.11	$1.79	$1.02
Goodwill amortization	—	—	0.07
As adjusted	2.11	1.79	1.09

Diluted EPS:
As reported	$2.06	$1.75	$1.00
Goodwill amortization	—	—	0.07
As adjusted	2.06	1.75	1.07

The carrying amount of goodwill was $889.0 million and $878.9 million as of January 3, 2004 and December 28, 2002, respectively. During 2003, gross goodwill increased $10.1 million, primarily due to acquisitions by the Company’s PBM segment. There was no impairment of goodwill during 2003.

Intangible assets other than goodwill are required to be separated into two categories: finite-lived and indefinite-lived. Intangible assets with finite useful lives are amortized over their estimated useful life, while intangible assets with indefinite useful lives are not amortized. The Company currently has no intangible assets with indefinite lives.

Following is a summary of the Company’s amortizable intangible assets as of the respective balance sheet dates:

	Jan. 3, 2004		Dec. 28, 2002
In millions	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer lists and Covenants not to compete(1)	$571.3	$(241.4)	$464.5	$(194.1)
Favorable leases and Other(2)	152.3	(78.5)	153.1	(72.1)

	$723.6	$(319.9)	$617.6	$(266.2)

(1)	The increase in the gross carrying amount during 2003 was primarily due to the acquisition of customer lists.
(2)	The decrease in the gross carrying amount during 2003 resulted from the write-off of fully amortized favorable leases.

The amortization expense for these intangible assets totaled $63.2 million in 2003, $53.3 million in 2002 and $52.7 million in 2001. The anticipated annual amortization expense for these intangible assets is $66.7 million in 2004, $59.6 million in 2005, $54.5 million in 2006, $49.0 million in 2007, and $45.0 million in 2008.

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

Each share of ESOP Preference Stock has a guaranteed minimum liquidation value of $53.45, is convertible into 2.314 shares of common stock and is entitled to receive an annual dividend of $3.90 per share. The ESOP Trust uses the dividends received and contributions from the Company to repay the ESOP Notes. As the ESOP Notes are repaid, ESOP Preference Stock is allocated to participants based on (i) the ratio of each year’s debt service payment to total current and future debt service payments multiplied by (ii) the number of unallocated shares of ESOP Preference Stock in the plan. As of January 3, 2004, 4.5 million shares of ESOP Preference Stock were outstanding, of which 2.7 million shares were allocated to participants and the remaining 1.8 million shares were held in the ESOP Trust for future allocations.

Annual ESOP expense recognized is equal to (i) the interest incurred on the ESOP Notes plus (ii) the higher of (a) the principal repayments or (b) the cost of the shares allocated, less (iii) the dividends paid. Similarly, the guaranteed ESOP obligation is reduced by the higher of (i) the principal payments or (ii) the cost of shares allocated.

Following is a summary of the ESOP activity for the respective years:

In millions	2003	2002	2001
ESOP expense recognized	$30.1	$26.0	$22.1
Dividends paid	17.7	18.3	19.1
Cash contributions	30.1	26.0	22.1
Interest payments	16.6	18.7	20.5
ESOP shares allocated	0.4	0.4	0.4

6 Pension Plans and Other Postretirement Benefits

Defined Contribution Plans

The Company sponsors a voluntary 401(k) Savings Plan that covers substantially all employees who meet plan eligibility requirements. The Company makes matching contributions consistent with the provisions of the plan. At the participant’s option, account balances, including the Company’s matching contribution, can be moved without restriction among various investment options, including the Company’s common stock. The Company also maintains a nonqualified, unfunded Deferred Compensation Plan for certain key employees. This plan provides participants the opportunity to defer portions of their compensation and receive matching contributions that they would have otherwise received under the 401(k) Savings Plan if not for certain restrictions and limitations under the Internal Revenue Code. The Company’s contributions under the above defined contribution plans totaled $46.9 million in 2003, $29.1 million in 2002, and $26.7 million in 2001. The Company also sponsors an Employee Stock Ownership Plan. See Note 5 for further information about this plan.

Other Postretirement Benefits

The Company provides postretirement healthcare and life insurance benefits to certain retirees who meet eligibility requirements. The Company’s funding policy is generally to pay covered expenses as they are incurred. For retiree medical plan accounting, the Company reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates.

For measurement purposes, future healthcare costs are assumed to increase at an annual rate of 10.0%, decreasing to an annual growth rate of 5.0% in 2009 and thereafter. A one percent change in the assumed healthcare cost trend rate would change the accumulated postretirement benefit obligation by $0.7 million and the total service and interest costs by $0.1 million.

In 2003, the Medicare Prescription Drug, Improvement and Modernization Act (the “Act”) was signed into law in the United States. The Company has elected to defer the accounting for the effect of the Act as permitted by FASB Staff Position No. FAS 106-1 and, therefore, the benefit obligations reported below for the Company’s post-retirement benefit plans do not reflect the impact of the Act. Specific authoritative guidance on the accounting for the federal subsidy related to the Act is pending and, when issued, could require the Company to change previously reported information.

Pension Plans

The Company sponsors a noncontributory defined benefit pension plan that covers certain full-time employees of Revco, D.S., Inc. who were not covered by collective bargaining agreements. On September 20, 1997, the Company suspended future benefit accruals under this plan. Benefits paid to retirees are based upon age at retirement, years of credited service and average compensation during the five-year period ending September 20, 1997. The plan is funded based on actuarial calculations and applicable federal regulations.

Pursuant to various labor agreements, the Company is also required to make contributions to certain union-administered pension and health and welfare plans that totaled $13.2 million in 2003, $12.1 million in 2002, and $11.1 million in 2001. The Company also has nonqualified supplemental executive retirement plans in place for certain key employees for whom it has purchased cost recovery variable life insurance.

The Company uses an investment strategy which emphasizes equities in order to produce higher expected returns, and in the long run, lower expense and cash contribution requirements. The pension plan assets allocation targets 70% equity and 30% fixed income.

Following is the pension plan assets allocation by major category for the respective years:

	2003	2002
Equity	72%	68%
Fixed Income	27%	31%
Other	1%	1%

	100%	100%

The equity investments primarily consist of large cap value and international value equity funds. The fixed income investments primarily consist of intermediate-term bond funds . The other category consists of cash and cash equivalents held for benefit payments.

The Company utilized a measurement date of December 31st to determine pension and other postretirement benefit measurements. Following is a summary of the net periodic pension cost for the defined benefit and other postretirement benefit plans for the respective years:

	Defined Benefit Plans			Other Postretirement Benefits
In millions	2003	2002	2001	2003	2002	2001
Service cost	$0.8	$0.8	$0.5	$—	$—	$—
Interest cost on benefit obligation	20.5	20.4	20.9	0.8	0.9	0.9
Expected return on plan assets	(18.4)	(19.3)	(20.2)	—	—	—
Amortization of net loss (gain)	1.5	0.1	(0.3)	(0.1)	(0.2)	(0.2)
Amortization of prior service cost	0.1	0.1	0.1	(0.1)	(0.1)	(0.1)
Settlement gain	—	—	(0.2)	—	—	—

Net periodic pension cost	$4.5	$2.1	$0.8	$0.6	$0.6	$0.6

Actuarial assumptions:
Discount rate	6.25%	6.50%	7.50%	6.25%	6.50%	7.25%
Expected return on plan assets(1)	8.50%	8.75%	9.25%	—	—	—
Rate of compensation increase	4.00%	4.00%	4.00%	—	—	—

(1)	The expected long-term rate of return is determined by using the target allocation and historical returns for each asset class.

Following is a reconciliation of the benefit obligation, fair value of plan assets and funded status of the Company’s defined benefit and other postretirement benefit plans as of the respective balance sheet dates:

	Defined Benefit Plans		Other Postretirement Benefits
In millions	Jan. 3, 2004	Dec. 28, 2002	Jan. 3, 2004	Dec. 28, 2002
Change in benefit obligation:
Benefit obligation at beginning of year	$322.8	$283.1	$13.8	$12.9
Service cost	0.8	0.8	—	—
Interest cost	20.5	20.4	0.8	0.9
Actuarial loss (gain)	11.0	34.8	(0.3)	1.0
Benefits paid	(16.0)	(16.3)	(1.0)	(1.0)

Benefit obligation at end of year	$339.1	$322.8	$13.3	$13.8

Change in plan assets:
Fair value at beginning of year	$186.8	$218.4	$—	$—
Actual return on plan assets	38.4	(24.1)	—	—
Company contributions	17.4	8.8	1.0	1.0
Benefits paid	(16.0)	(16.3)	(1.0)	(1.0)

Fair value at end of year	$226.6	$186.8	$—	$—

Funded status:
Funded status	$(112.5)	$(136.0)	$(13.3)	$(13.8)
Unrecognized prior service cost	0.6	0.7	(0.5)	(0.6)
Unrecognized loss	64.2	74.7	0.7	0.9

Net liability recognized	$(47.7)	$(60.6)	$(13.1)	$(13.5)

Amounts recognized in the consolidated balance sheet:
Accrued benefit liability	$(107.1)	$(132.5)	$(13.1)	$(13.5)
Minimum pension liability	59.4	71.9	—	—

Net liability recognized	$(47.7)	$(60.6)	$(13.1)	$(13.5)

$17.1 million of the accrued benefit liability was included in accrued expenses, while the remaining amount was recorded in other long-term liabilities, as of January 3, 2004 and December 28, 2002. The accumulated benefit obligation for the defined benefit pension plans was $333.5 and $318.0 million at January 3, 2004 and December 28, 2002, respectively. The company estimates it will make cash contributions to the plan during the next fiscal year for approximately $17.5 million. Estimated future benefit payments for the defined benefit plans and other postretirement benefit plans, respectively, are $14.8 million and $1.1 million in 2004, $15.2 and $1.1 million in 2005, $15.9 million and $1.1 million in 2006, $16.7 and 1.1 million in 2007, $17.7 and 1.1 million in 2008, and $105.9 million and $4.7 million in aggregate for the following five years. The Company recorded a minimum pension liability of $59.4 million as of January 3, 2004, and $71.9 million as of December 28, 2002, as required by SFAS No. 87. A minimum pension liability is required when the accumulated benefit obligation exceeds the combined fair value of the underlying plan assets and accrued pension costs. The minimum pension liability adjustment is reflected in other long-term liabilities, long-term deferred income taxes and accumulated other comprehensive loss, included in shareholders’ equity, in the consolidated balance sheet.

7 Stock Incentive Plans

The 1997 Incentive Compensation Plan provides for the granting of up to 42.9 million shares of common stock in the form of stock options and other awards to selected officers and employees of the Company. All grants under the plan are awarded at fair market value on the date of grant. Generally, options become exercisable over a four-year period from the grant date and expire ten years after the date of grant. As of January 3, 2004, there were 16.7 million shares available for future grants. The 1997 Incentive Compensation plan allows for up to 3.6 million restricted shares to be issued. The Company granted 213,000, 26,000 and 76,000 shares of restricted stock with a weighted average per share grant date fair value of $25.26, $31.20 and $59.98, in 2003, 2002, and 2001, respectively. The fair value of the restricted shares is expensed over the period during which the restrictions lapse. Compensation costs for restricted shares totaled $3.6 million in 2003, $4.3 million in 2002 and $5.4 million in 2001.

The 1996 Directors Stock Plan provides for the granting of up to 346,000 shares of common stock to the Company’s nonemployee directors. The plan allows the nonemployee directors to elect to receive shares of common stock or stock options in lieu of cash compensation. As of January 3, 2004, there were 46,000 shares available for future grants under the plan.

Following is a summary of the stock option activity for the respective years:

	2003		2002		2001
Shares in thousands	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	23,390	$36.42	17,627	$39.48	14,647	$31.11
Granted	6,401	25.21	8,022	29.89	5,381	59.55
Exercised	(707)	20.26	(517)	18.31	(1,084)	23.13
Canceled	(2,005)	35.84	(1,742)	41.66	(1,317)	43.14

Outstanding at end of year	27,079	34.22	23,390	36.42	17,627	39.48

Exercisable at end of year	14,870	$35.53	8,048	$30.21	4,609	$25.09

Following is a summary of the stock options outstanding and exercisable as of January 3, 2004:

Shares in thousands	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.81 to $15.00	248	1.9	$13.23	248	$13.23
15.01 to 25.00	2,330	2.3	18.93	2,290	18.83
25.01 to 30.00	12,752	8.3	27.69	3,569	29.87
30.01 to 35.00	3,434	6.2	31.90	2,480	31.91
35.01 to 50.00	4,335	4.6	40.64	4,224	40.67
50.01 to 61.23	3,980	6.9	60.44	2,059	60.42

Total	27,079	6.7	$34.22	14,870	$35.53

The Company applies APB Opinion No. 25 to account for its stock incentive plans. Accordingly, no compensation cost has been recognized for stock options granted. Had compensation cost been recognized based on the fair value of stock options granted consistent with SFAS No. 123, net earnings and net earnings per common share (“EPS”) would approximate the pro forma amounts shown below:

In millions, except per share amounts	2003	2002	2001
Net earnings: As reported	$847.3	$716.6	$413.2
Pro forma	797.1	662.5	357.1

Basic EPS: As reported	$2.11	$1.79	$1.02
Pro forma	1.98	1.65	0.87

Diluted EPS: As reported	$2.06	$1.75	$1.00
Pro forma	1.95	1.62	0.86

The per share weighted average fair value of stock options granted during 2003, 2002, and 2001 was $9.01, $10.46 and $25.12, respectively.

The fair value of each stock option grant was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2003	2002	2001
Dividend yield	0.85%	0.96%	0.77%
Expected volatility	29.63%	29.50%	29.79%
Risk-free interest rate	3.5%	4.0%	5.0%
Expected life	7.0	7.0	7.0

The 1999 Employee Stock Purchase Plan provides for the purchase of up to 7.4 million shares of common stock. Under the plan, eligible employees may purchase common stock at the end of each six-month offering period, at a purchase price equal to 85% of the lower of the fair market value on the first day or the last day of the offering period. During 2003, 1.1 million shares of common stock were purchased at an average price of $21.34 per share. As of January 3, 2004, 3.3 million shares of common stock have been issued since inception of the plan.

8 Income Taxes

The provision for income taxes consisted of the following for the respective years:

In millions	2003	2002	2001
Current: Federal	$421.5	$347.1	$360.3
State	77.3	57.0	53.9

	498.8	404.1	414.2

Deferred: Federal	31.0	32.0	(111.8)
State	(1.6)	3.1	(6.0)

	29.4	35.1	(117.8)

Total	$528.2	$439.2	$296.4

Following is a reconciliation of the statutory income tax rate to the Company’s effective tax rate for the respective years:

	2003	2002	2001
Statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.6	3.4	3.4
Goodwill and other(1)	(0.2)	(0.4)	1.0

Effective tax rate before Restructuring Charge	38.4	38.0	39.4
Restructuring Charge	—	—	2.4

Effective tax rate	38.4%	38.0%	41.8%

(1)	Decrease in goodwill and other was primarily due to the elimination of goodwill amortization during 2002 that was not deductible for income tax purposes.

Following is a summary of the significant components of the Company’s deferred tax assets and liabilities as of the respective balance sheet dates:

In millions	Jan. 3, 2004	Dec. 28, 2002
Deferred tax assets:
Inventory	$65.5	$36.3
Restructuring Charge	64.7	73.1
Employee benefits	55.9	46.3
Lease and rents	47.0	43.9
Retirement benefits	44.8	53.9
Allowance for bad debt	25.2	27.1
Amortization method	20.4	29.9
Other	82.0	62.7

Total deferred tax assets	405.5	373.2

Deferred tax liabilities:
Accelerated depreciation	(195.0)	(150.2)

Total deferred tax liabilities	(195.0)	(150.2)

Net deferred tax assets	$210.5	$223.0

Income taxes paid were $510.4 million, $319.5 million and $397.0 million for 2003, 2002 and 2001, respectively. The Company believes it is more likely than not that the deferred tax assets included in the above table will be realized during future periods in which the Company generates taxable earnings.

9 Commitments & Contingencies

Between 1991 and 1997, the Company sold or spun off a number of subsidiaries, including Bob’s Stores, Linens ‘n Things, Inc., Marshalls, Kay-Bee Toys, Wilsons, This End Up and Footstar, Inc. In many cases, when a former subsidiary leased a store, the Company provided a corporate level guarantee of the store’s lease obligations. When the subsidiaries were disposed of, the Company’s guarantees remained in place, although each purchaser indemnified the Company for any lease obligations the Company was required to satisfy. If any of the purchasers were to become insolvent and failed to make the required payments under a store lease, the Company could be required to satisfy these obligations. As of January 3, 2004, the Company guaranteed approximately 706 stores with leases extending through 2018. Assuming that each respective purchaser became insolvent, and the Company was required to assume all of these lease obligations, management estimates that the Company could settle the obligations for approximately $592 million as of January 3, 2004.

Management believes the ultimate disposition of any of the corporate level guarantees will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or future cash flows.

As of January 3, 2004, the Company had outstanding commitments to purchase $163 million of merchandise inventory for use in the normal course of business. The Company currently expects to satisfy these purchase commitments by 2008.

Beginning in August 2001, a total of nine actions were filed against the Company in the United States District Court for the District of Massachusetts asserting claims under the federal securities laws. The actions were subsequently consolidated under the caption In re CVS Corporation Securities Litigation, No. 01-CV-11464 (D. Mass.) and a consolidated and amended complaint was filed on April 8, 2002. The consolidated amended complaint names as defendants the Company, its chief executive officer and its chief financial officer and asserts claims for alleged securities fraud under sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder on behalf of a purported class of persons who purchased shares of the Company’s common stock between February 6, 2001 and October 30, 2001. On June 7, 2002, all defendants moved to dismiss the consolidated amended complaint. This motion was denied by the court on December 18, 2002. The parties are currently engaged in discovery. The Company believes the consolidated action is without merit and intends to defend against it vigorously.

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

As of January 3, 2004, the Retail Pharmacy segment included 4,132 retail drugstores and the Company’s online retail website, CVS.com. The retail drugstores are located in 27 states and the District of Columbia and operate under the CVS/pharmacy name. The Retail Pharmacy segment is the Company’s only reportable segment.

The PBM segment provides a full range of prescription benefit management services to managed care providers and other organizations. These services include plan design and administration, formulary management, mail order pharmacy services, claims processing and generic substitution. The PBM segment also includes the Company’s specialty pharmacy business, which focuses on supporting individuals that require complex and expensive drug therapies. The PBM segment operates under the PharmaCare Management Services name, while the specialty pharmacy mail order facilities and 47 retail pharmacies, located in 19 states and the District of Columbia, operate under the CVS ProCare name.

Following is a reconciliation of the significant components of the Company’s net sales for the respective years:

	2003	2002	2001
Pharmacy	68.8%	67.6%	66.1%
Front store	31.2	32.4	33.9

	100.0%	100.0%	100.0%

The Company evaluates segment performance based on operating profit before the effect of nonrecurring charges and gains and certain intersegment activities and charges. The accounting policies of the segments are substantially the same as those described in Note 1.

Following is a reconciliation of the Company’s business segments to the consolidated financial statements:

In millions	Retail Pharmacy Segment	PBM Segment	Other Adjustments(1)	Consolidated Totals
2003
Net sales	$25,280.7	$1,307.3	$—	$26,588.0
Operating profit	1,323.1	100.5	—	1,423.6
Depreciation and amortization	326.5	15.2	—	341.7
Total assets	9,975.0	568.1	—	10,543.1
Goodwill	690.4	198.6	—	889.0
Additions to property and equipment	1,114.2	7.5	—	1,121.7

2002:
Net sales	$23,060.2	$1,121.3	$—	$24,181.5
Operating profit	1,134.6	71.6	—	1,206.2
Depreciation and amortization	297.6	12.7	—	310.3
Total assets	9,132.1	513.2	—	9,645.3
Goodwill	690.4	188.5	—	878.9
Additions to property and equipment	1,104.5	4.3	—	1,108.8

2001:
Net sales	$21,328.7	$912.7	$—	$22,241.4
Operating profit	1,079.9	39.7	(349.0)	770.6
Depreciation and amortization	301.7	19.1	—	320.8
Total assets	8,131.8	504.5	—	8,636.3
Goodwill	688.7	186.2	—	874.9
Additions to property and equipment	705.3	8.3	—	713.6

(1)	In 2001, other adjustments relate to the $352.5 million Restructuring Charge and the $3.5 million Net Litigation Gain. See Note 11 for further information on the Restructuring Charge and Note 1 for further information on the Net Litigation Gain. Nonrecurring charges and gains are not considered when management assesses the stand-alone performance of the Company’s business segments.

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

In accordance with Emerging Issues Task Force (“EITF”) Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring),” SFAS No. 121 and Staff Accounting Bulletin No. 100, “Restructuring and Impairment Charges,” the Company recorded a $346.8 million pre-tax charge ($226.9 million after-tax) to operating expenses during the fourth quarter of 2001 for restructuring and asset impairment costs. In accordance with Accounting Research Bulletin No. 43, “Restatement and Revision of Accounting Research Bulletins,” the Company also recorded a $5.7 million pre-tax charge ($3.6 million after-tax) to cost of goods sold during the fourth quarter of 2001 to reflect the markdown of certain inventory contained in the Stores to its net realizable value. In total, the restructuring and asset impairment charge was $352.5 million pre-tax ($230.5 million after-tax), or $0.56 per diluted share in 2001 (the “Restructuring Charge”). The aggregate impact of the 229 stores on the Company’s consolidated financial statements for the year ended December 29, 2001, totaled $585.3 million in net sales and $13.7 million in operating losses, which included depreciation and amortization of $12.4 million, incremental markdowns incurred in connection with liquidating inventory and incremental payroll and other store-related costs incurred in connection with closing and/or preparing the 229 stores for closing. Whenever possible, the company attempts to transfer the customer base of its closed stores to adjacent CVS store locations. The Company’s success in retaining customers and the related impact on the above revenue and operating income or loss, however, cannot be precisely calculated.

Following is a summary of the significant components of the Restructuring Charge:

In millions
Noncancelable lease obligations	$227.4
Asset write-offs	105.6
Employee severance and benefits	19.5

Total(1)	$352.5

(1)	The Restructuring Charge is comprised of $5.7 million recorded in cost of goods sold and $346.8 million recorded in selling, general and administrative expenses.

The Restructuring Charge will require total cash payments of $246.9 million. The remaining Restructuring Charge liability totaled $168.9 million as of January 3, 2004 and $192.1 million as of December 28, 2002. The remaining liability in both years primarily consisted of future cash payments for noncancelable lease obligations extending through 2024. The Company believes that the reserve balances as of January 3, 2004 are adequate to cover the remaining liabilities associated with the Restructuring Charge.

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

12 Reconciliation of Earnings Per Common Share

Following is a reconciliation of basic and diluted earnings per common share for the respective years:

In millions, except per share amounts	2003	2002	2001
Numerator for earnings per common share calculation:
Net earnings	$847.3	$716.6	$413.2
Preference dividends, net of income tax benefit	(14.6)	(14.8)	(14.7)

Net earnings available to common shareholders, basic	$832.7	$701.8	$398.5

Net earnings	$847.3	$716.6	$413.2
Dilutive earnings adjustment	(6.3)	(6.7)	(4.8)

Net earnings available to common shareholders, diluted	$841.0	$709.9	$408.4

Denominator for earnings per common share calculation:
Weighted average common shares, basic	394.4	392.3	392.2
Effect of dilutive securities:
Preference stock	10.6	10.7	10.8
Stock options	2.7	2.3	5.3

Weighted average common shares, diluted	407.7	405.3	408.3

Basic earnings per common share:
Net earnings	$2.11	$1.79	$1.02

Diluted earnings per common share:
Net earnings	$2.06	$1.75	$1.00

13 Quarterly Financial Information (Unaudited)

Dollars in millions, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2003:
Net sales	$6,312.8	$6,444.9	$6,378.1	$7,452.2	$26,588.0
Gross margin	1,605.5	1,633.8	1,658.6	1,965.1	6,863.0
Operating profit	331.3	337.0	316.7	438.6	1,423.6
Net earnings	196.3	199.8	187.8	263.4	847.3

Net earnings per common share, basic	0.49	0.50	0.47	0.66	2.11
Net earnings per common share, diluted	0.48	0.49	0.46	0.64	2.06

Dividends per common share	0.0575	0.0575	0.0575	0.0575	0.2300

Stock price: (New York Stock Exchange)
High	26.67	28.50	32.60	37.46	37.46
Low	21.99	23.08	27.43	31.06	21.99

Registered shareholders at year-end					9,300

2002:
Net sales	$5,970.7	$5,989.5	$5,876.4	$6,344.9	$24,181.5
Gross margin	1,493.7	1,481.1	1,481.3	1,612.7	6,068.8
Operating profit	296.5	298.3	276.5	334.9	1,206.2
Net earnings	175.7	176.4	164.4	200.1	716.6

Net earnings per common share, basic	0.44	0.44	0.41	0.50	1.79
Net earnings per common share, diluted	0.43	0.43	0.40	0.49	1.75

Dividends per common share	0.0575	0.0575	0.0575	0.0575	0.2300

Stock price: (New York Stock Exchange)
High	35.40	35.58	31.30	28.70	35.58
Low	25.80	30.60	24.42	23.99	23.99

Five-Year Financial Summary

In millions, except per share amounts	2003 (53 weeks)	2002 (52 weeks)	2001 (52 weeks)	2000 (52 weeks)	1999 (53 weeks)
Statement of operations data:
Net sales	$26,588.0	$24,181.5	$22,241.4	$20,087.5	$18,098.3
Gross margin(1)	6,863.0	6,068.8	5,691.0	5,361.7	4,861.4
Selling, general and administrative expenses	5,097.7	4,552.3	4,256.3	3,761.6	3,488.0
Depreciation and amortization(2)	341.7	310.3	320.8	296.6	277.9
Merger, restructuring and other nonrecurring charges and (gains)	—	—	343.3	(19.2)	—

Total operating expenses	5,439.4	4,862.6	4,920.4	4,039.0	3,725.9

Operating profit(3)	1,423.6	1,206.2	770.6	1,322.7	1,135.5
Interest expense, net	48.1	50.4	61.0	79.3	59.1
Income tax provision	528.2	439.2	296.4	497.4	441.3

Net earnings(4)	$847.3	$716.6	$413.2	$746.0	$635.1

Per common share data:
Net earnings:(4)
Basic	$2.11	$1.79	$1.02	$1.87	$1.59
Diluted	2.06	1.75	1.00	1.83	1.55
Cash dividends per common share	0.230	0.230	0.230	0.230	0.230

Balance sheet and other data:
Total assets	$10,543.1	$9,645.3	$8,636.3	$7,949.5	$7,275.4
Long-term debt	753.1	1,076.3	810.4	536.8	558.5
Total shareholders’ equity	6,021.8	5,197.0	4,566.9	4,304.6	3,679.7
Number of stores (at end of period)	4,179	4,087	4,191	4,133	4,098

(1)	Gross margin includes the pre-tax effect of the following nonrecurring charges: (i) in 2001, $5.7 million ($3.6 million after-tax) related to the markdown of certain inventory contained in the stores closing as part of the strategic restructuring, discussed in Note 11 to the consolidated financial statements, to its net realizable value.
(2)	As a result of adopting SFAS No. 142 “Goodwill and Other Intangible Assets” at the beginning of 2002, the Company no longer amortizes goodwill and other indefinite-lived intangible assets. Goodwill amortization totaled $31.4 million pre-tax ($28.2 million after-tax) in 2001, $33.7 million pre-tax ($31.9 million after-tax) in 2000, and $38.9 million pre-tax ($38.1 million after-tax) in 1999.
(3)	Operating profit includes the pre-tax effect of the charges discussed in Note (1) above and the following merger, restructuring, and other nonrecurring charges and gains: (i) in 2001, $346.8 million ($226.9 million after-tax) related to restructuring and asset impairment costs associated with the strategic restructuring and the $3.5 million ($2.1 million after-tax) net nonrecurring gain resulting from the net effect of the $50.3 million of settlement proceeds received from various lawsuits against certain manufacturers of brand name prescription drugs and the Company’s contribution of $46.8 million of these settlement proceeds to the CVS Charitable Trust, Inc. to fund future charitable giving, and (ii) in 2000, $19.2 million ($11.5 million after-tax) nonrecurring gain representing partial payment of our share of the settlement proceeds from a class action lawsuit against certain manufacturers of brand name prescription drugs.
(4)	Net earnings and net earnings per common share include the after-tax effect of the charges and gains discussed in Notes (1) and (3) above.

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

The Audit Committee of our Board of Directors, consisting solely of independent directors, is responsible for monitoring the Company’s accounting and reporting practices. The Audit Committee meets periodically with management, the internal auditors and the independent auditors to review matters relating to the Company’s financial reporting, the adequacy of internal accounting controls and the scope and results of audit work. The internal auditors and independent auditors have full and free access to the Audit Committee.

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

/s/ DAVID B. RICKARD
Executive Vice President, Chief Financial Officer and
Chief Administrative Officer

February 6, 2004

Independent Auditors’ Report

KPMG LLP

Board of Directors and Shareholders

CVS Corporation:

We have audited the accompanying consolidated balance sheets of CVS Corporation and subsidiaries as of January 3, 2004 and December 28, 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the fifty-three week period ended January 3, 2004 and the fifty-two week periods ended December 28, 2002 and December 29, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CVS Corporation and subsidiaries as of January 3, 2004, and December 28, 2002, and the results of their operations and their cash flows for the fifty-three week period ended January 3, 2004 and the fifty-two week periods ended December 28, 2002 and December 29, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 4 to the consolidated financial statements, CVS Corporation and subsidiaries adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, in 2002. As discussed in Note 1 to the consolidated financial statements, CVS Corporation and subsidiaries adopted the provisions of Emerging Issues Task Force Issue No. 02-16, Accounting by a Reseller for Cash Consideration received from a Vendor, in 2003.

/s/ KPMG LLP
KPMG LLP
Providence, Rhode Island

February 6, 2004