Form 10-K, Exhibit 13
period 2005-01-01
CVS CORP
filed 2005-03-16
CIK 64803

Exhibit 13

The following discussion should be read in conjunction with our audited consolidated financial statements and our Cautionary Statement Concerning Forward-Looking Statements that are presented in this Annual Report.

Our Business

Our Company is a leader in the retail drugstore industry in the United States. We sell prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, film and photofinishing services, seasonal merchandise, greeting cards and convenience foods through our CVS/pharmacy® retail stores and online through CVS.com®. We also provide pharmacy benefit management, mail order services and specialty pharmacy services through PharmaCare Management Services and PharmaCare Pharmacy® stores. As of January 1, 2005, we operated 5,375 retail and specialty pharmacy stores in 36 states and the District of Columbia.

Acquisition

On July 31, 2004, the Company acquired certain assets and assumed certain liabilities from J.C. Penney Company, Inc. and certain of its subsidiaries, including Eckerd Corporation (“Eckerd”). The acquisition included 1,268 Eckerd retail drugstores and Eckerd Health Services, which includes Eckerd’s mail order and pharmacy benefit management businesses (collectively, the “Acquired Businesses”). The Company believes that the acquisition of the Acquired Businesses is consistent with its long-term strategy of expanding its retail drugstore business in high-growth markets and increasing the size and product offerings of its pharmacy benefit management business.

The purchase price under the Asset Purchase Agreement is $2.15 billion, which was adjusted for estimated working capital at closing. The final purchase price is subject to adjustment based on the final working capital of the Acquired Businesses as of the closing date. The Company anticipates that the adjustment to the purchase price will be finalized during fiscal 2005. The Company obtained funding for the acquisition through a combination of cash and commercial paper and subsequently repaid a portion of the commercial paper used to fund the acquisition with the proceeds received from the issuance of $650 million of 4.0% unsecured senior notes due September 15, 2009 and $550 million of 4.875% unsecured senior notes due September 15, 2014.

During the twelve months preceding the acquisition of the Acquired Businesses, the sales performance of the acquired stores declined significantly. We believe the decline in performance is attributable to, among other things, ineffective pricing, promotional and merchandising strategies, as well as poor operational execution.

As a result, we believe the acquired stores should benefit considerably from our leading-edge technology and expertise in important areas such as merchandising, logistics, customer service and marketing. We have begun to implement a wide range of initiatives designed to improve sales, build customer loyalty and improve inventory management. We cannot, however, guarantee these initiatives will produce the desired improvements. Please see Note 2 to our consolidated financial statements for further information on the Acquired Businesses.

Results of Operations and Industry Analysis

The Company’s fiscal year is a 52 or 53 week period ending on the Saturday nearest to December 31. Fiscal 2004, which ended on January 1, 2005, and fiscal 2002, which ended on December 28, 2002, each included 52 weeks. Fiscal 2003, which ended on January 3, 2004, included 53 weeks. Unless otherwise noted, all references to years relate to these fiscal years.

Net sales ~ The following table summarizes our sales performance:

	2004	2003	2002
Net sales (in billions)	$30.6	$26.6	$24.2
Net sales increase:
Total	15.1%	10.0%	8.7%
Pharmacy	17.1%	11.9%	11.2%
Front store	10.5%	5.7%	3.8%
Same store sales increase: (1)
Total	5.5%	5.8%	8.4%
Pharmacy	7.0%	8.1%	11.7%
Front store	2.3%	1.2%	2.3%
Pharmacy % of total sales	70.0%	68.8%	67.6%
Third party % of pharmacy sales	94.1%	93.2%	92.3%
Prescriptions filled (in millions)	366	335	316

(1)	Same store sales do not include the sales results of the stores acquired on July 31, 2004. The acquired stores will be included in same store sales following the one-year anniversary of the acquisition, beginning in fiscal August 2005.

As you review our net sales performance, we believe you should consider the following important information:

•	Total net sales from the Acquired Businesses accounted for approximately 970 basis points of our total net sales increase in 2004.

•	Total net sales from new stores accounted for approximately 190 basis points of our total net sales increase in 2004 and 350 basis points in 2003.

•

Total net sales continued to benefit from our ongoing relocation program, which moves existing in-line shopping center stores to larger, more convenient, freestanding locations. Historically, we have achieved significant improvements in customer count and net sales when we do this. Our relocation strategy remains an important component of our overall growth strategy, as only 55% of our existing stores were freestanding as of January 1, 2005.

•	The comparable increase in total net sales in 2004 was negatively affected by the 53rd week in 2003, which generated $530.8 million in net sales.

•	Pharmacy sales continued to benefit from new market expansions, increased penetration in existing markets, our ability to attract and retain managed care customers and favorable industry trends. These trends include an aging American population that is consuming more prescription drugs the availability of new prescription drugs, and the increased use of pharmaceuticals as the first line of defense for individual healthcare. We believe these favorable industry trends will continue.

•	Pharmacy sales were negatively impacted in all years by the conversion of brand named drugs to equivalent generic drugs, which typically have a lower selling price. However, our gross margins on generic drug sales are generally higher than our gross margins on equivalent brand named drug sales.

•	Front store sales benefited from an increase in promotional programs in 2002 that were designed to respond to competitive and economic conditions, and from the implementation of our Assisted Inventory Management system, which increased our in-stock positions.

•	Our pharmacy growth has been adversely affected by the growth of the mail order channel, a decline in the number of significant new drug introductions, higher consumer co-payments and co-insurance arrangements and an increase in the number of over-the-counter remedies that had historically only been available by prescription. To address this trend, during 2004, we announced we would not participate in certain prescription benefit programs that mandate filling maintenance prescriptions through a mail order service facility. In the event this trend continues and we elect to, for any reason, withdraw from current programs and/or decide not to participate in future programs, we may not be able to sustain our current rate of sales growth.

Gross margin, which includes net sales less the cost of merchandise sold during the reporting period and the related purchasing costs, warehousing costs, delivery costs and actual and estimated inventory losses, as a percentage of net sales was 26.3% in 2004. This compares to 25.8% in 2003 and 25.1% in 2002. As you review our gross margin performance, we believe you should consider the following important information:

•	Our pharmacy gross margin rate continued to benefit from an increase in generic drug sales in 2004, which normally yield a higher gross margin than brand name drug sales.

•	Our gross margin rate continued to benefit from reduced inventory losses as a result of programs initiated during the second half of 2002 and subsequent periods. While we believe these programs will continue to provide operational benefits, particularly for the Acquired Businesses, we expect the future financial improvement to be less significant. In addition, we cannot guarantee that our programs will continue to reduce inventory losses.

•	Our total gross margin rate benefited from an earlier and more severe flu season in the fourth quarter of 2003, which increased over-the-counter product sales such as cough and cold and flu related prescription sales, both of which generally yield higher gross margins.

•	Our gross margin rate continues to be adversely affected by pharmacy sales growing at a faster pace than front store sales. On average, our gross margin on pharmacy sales is lower than our gross margin on front store sales. Pharmacy sales were 70.0% of total sales in 2004, compared to 68.8% in 2003 and 67.6% in 2002. In addition, sales to customers covered by third party insurance programs have continued to increase and, thus, have become a larger component of our total pharmacy business. On average, our gross margin on third party pharmacy sales is lower than our gross margin on non-third party pharmacy sales. Third party pharmacy sales were 94.1% of pharmacy sales in 2004, compared to 93.2% in 2003 and 92.3% in 2002. We expect these negative trends to continue.

•	Our gross margin rate in 2002 was negatively impacted by higher markdowns associated with increased promotional programs that were designed to respond to competitive and economic conditions.

•	Our third party gross margin rates have been adversely affected by the efforts of managed care organizations, pharmacy benefit managers, governmental and other third party payors to reduce their prescription drug costs. To address this trend, we have dropped and/or renegotiated a number of third party programs that fell below our minimum profitability standards. To date, these efforts have helped stabilize our third party reimbursement rates. In the event this trend continues and we elect to, for any reason, withdraw from current third party programs and/or decide not to participate in future programs, we may not be able to sustain our current rate of sales growth and gross margin dollars could be adversely impacted.

Total operating expenses, which include store and administrative payroll, employee benefits, store and administrative occupancy costs, selling expenses, advertising expenses, administrative expenses and depreciation and amortization expense were 21.5% of net sales in 2004. During the fourth quarter of 2004, we conformed our accounting for operating leases and leasehold improvements to the views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission to the American Institute of Certified Public Accountants on February 7, 2005. As a result, we recorded a $65.9 million non-cash pre-tax adjustment to total operating expenses, which represents the cumulative effect of the adjustment for a period of approximately 20 years

(the “Lease Adjustment”). Since the Lease Adjustment was not material to any previously reported fiscal year, the cumulative effect was recorded in the fourth quarter of 2004. To better assess year-to-year performance, management removes the Lease Adjustment, which results in comparable total operating expenses as a percentage of net sales of 21.3%. This compares to 20.5% of net sales in 2003 and 20.1% in 2002. As you review our total operating expenses, we believe you should consider the following important information:

•	Total operating expenses as a percentage of net sales increased during 2004 due to integration and incremental costs as a result of the acquisition of the Acquired Businesses. In addition, the acquired stores had lower average sales per store during 2004, increasing operating expenses as a percentage of net sales.

•	Fiscal 2004 and 2003 were impacted by lower sales growth resulting, in part, from higher generic drug sales and higher payroll and benefit costs. The increase in payroll and benefit costs during both years, was driven by an increase in the number of 24-hour and extended hour stores, as well as new stores. Whereas we do not believe the increase in total operating expenses as a percentage of net sales that occurred in 2004 will continue in 2005, we cannot guarantee that such trend will not continue in 2005.

Interest expense, net consisted of the following:

In millions	2004	2003	2002
Interest expense	$64.0	$53.9	$54.5
Interest income	(5.7)	(5.8)	(4.1)

Interest expense, net	$58.3	$48.1	$50.4

The increase in interest expense, net during 2004 was primarily driven by the increase in debt used to fund the acquisition of the Acquired Businesses. The decrease in interest expense, net during 2003 primarily resulted from an increase in interest income resulting from higher average cash balances.

Income tax provision ~ Our effective income tax rate was 34.2% in 2004, 38.4% in 2003 and 38.0% in 2002. During the fourth quarter of 2004, an assessment of tax reserves resulted in a reduction that was principally based on finalizing certain tax return years and on a recent court decision that was relevant to our business. As a result, we reversed $60.0 million of previously recorded tax reserves through the income tax provision. To better assess year-to-year performance, management removes the impact of this tax benefit and uses 38.5% as a comparable 2004 effective tax rate. The increases in our effective income tax rates in 2004 and 2003 were primarily due to higher state income taxes.

Net earnings increased $71.5 million or 8.4% to $918.8 million (or $2.20 per diluted share) in 2004. To better assess year-to-year performance, management removes the $40.5 million after-tax effect of the $65.9 million Lease Adjustment to total operating expense and the $60.0 million tax reserve reversal, discussed above, and uses $899.3 million (or $2.15 per diluted share) for its internal comparisons in 2004. This compares to $847.3 million (or $2.06 per diluted share) in 2003 and $716.6 million (or $1.75 per diluted share) in 2002.

Liquidity & Capital Resources

We anticipate that our cash flow from operations, supplemented by debt borrowings and sale-leaseback transactions, will continue to fund the growth of our business.

Net cash provided by operating activities decreased to $914.2 million in 2004. This compares to $968.9 million in 2003 and $1,204.8 million in 2002. The decrease in net cash provided by operations during 2004 primarily resulted from increased inventory payments as a result of higher inventory levels, and higher operating costs associated with the Acquired Businesses and investments in extending store hours. The elevated inventory levels are primarily the result of inventory purchased to reset the acquired stores with the CVS/pharmacy product mix. Offsetting this was additional cash receipts resulting from increased sales and decreased accounts receivables. The decrease in accounts receivables was due to our 2003 year-end balances being higher than usual as a result of the fiscal period ending in the middle of many of our third party payors’ biweekly payment cycles.

Net cash used in investing activities increased to $3,163.3 million in 2004. This compares to $753.6 million in 2003 and $735.8 million in 2002. The increase in net cash used in investing activities during 2004 was due to the acquisition of the Acquired Businesses, as well as higher additions to property and equipment. Gross capital expenditures totaled $1,347.7 million during 2004, compared to $1,121.7 million in 2003 and $1,108.8 million in 2002. During 2004, approximately 56% of our total capital expenditures were for new store construction, 21% for store expansion and improvements and 23% for technology and other corporate initiatives.

We finance a portion of our new store development program through sale-leaseback transactions. Proceeds from sale-leaseback transactions totaled $496.6 million in 2004. This compares to $487.8 million in 2003 and $448.8 million in 2002. Under the transactions, the properties are sold at net book value and the resulting leases qualify and are accounted for as operating leases.

During 2005, we currently plan to invest over $1.4 billion in gross capital expenditures, which will include spending for approximately 275-300 new or relocated stores.

Following is a summary of our store development activity for the respective years:

	2004	2003	2002
Total stores (beginning of year)	4,179	4,087	4,191
New and acquired stores	1,397	150	174
Closed stores	(201)	(58)	(278)

Total stores (end of year)	5,375	4,179	4,087
Relocated stores(1)	96	125	92

(1)	Relocated stores are not included in new or closed store totals.

Net cash provided by financing activities increased to $1,798.2 million in 2004. This compares to net cash used in financing activities of $72.5 million in 2003 and $4.9 million in 2002. The increase in net cash provided by financing activities during 2004 was primarily due to the financing of the acquisition of the Acquired Businesses, including the issuance of the Notes (defined below) during the third quarter of 2004. The increase was offset, in part, by the repayment of the $300 million 5.5% unsecured senior notes, which matured during the first quarter of 2004. Our net debt (i.e., our total debt less our cash and cash equivalents), increased to $2,449.8 million, compared to $233.1 million in 2003 and $412.7 million in 2002. During 2004, we paid common stock dividends totaling $105.6 million or $0.265 per common share. In January 2005, our Board of Directors authorized a 9% increase in our common stock dividend to $0.290 per share for 2005.

We believe that our current cash on hand, cash provided by operations and sale-leaseback transactions, together with our ability to obtain additional short-term and long-term financing, will be sufficient to cover our working capital needs, capital expenditures, debt service and dividend requirements for at least the next several years.

We had $885.6 million of commercial paper outstanding at a weighted average interest rate of 1.8% as of January 1, 2005. In connection with our commercial paper program, we maintain a $650 million, five-year unsecured back-up credit facility, which expires on May 21, 2006, and a $675 million, 364-day unsecured back-up credit facility, which expires on June 10, 2005. In addition, we maintain a $675 million five-year unsecured backup credit facility, which expires on June 11, 2009. The credit facilities allow for borrowings at various rates depending on our public debt rating. As of January 1, 2005, we had no outstanding borrowings against the credit facilities.

On September 14, 2004, we issued $650 million of 4.0% unsecured senior notes due September 15, 2009 and $550 million of 4.875% unsecured senior notes due September 15, 2014 (collectively the “Notes”). The Notes pay interest semi-annually and may be redeemed at any time, in whole or in part at a defined redemption price plus accrued interest. Net proceeds from the Notes were used to repay a portion of the outstanding commercial paper issued to finance the acquisition of the Acquired Businesses. To manage a portion of the risk associated with potential changes in market interest rates, during the second quarter of 2004 we entered into Treasury-Lock Contracts (the “Contracts”) with total notional amounts of $600 million. The Contracts settled in conjunction with the placement of the long-term financing. As of January 1, 2005, we had no freestanding derivatives in place.

Our credit facilities and unsecured senior notes contain customary restrictive financial and operating covenants. These covenants do not include a requirement for the acceleration of our debt maturities in the event of a downgrade in our credit rating. We do not believe that the restrictions contained in these covenants materially affect our financial or operating flexibility.

Our liquidity is based, in part, on maintaining investment-grade debt ratings. As of January 1, 2005, our long-term debt was rated “A3” by Moody’s and “A-” by Standard & Poor’s, and our commercial paper program was rated “P-2” by Moody’s and “A-2” by Standard & Poor’s, each on a stable outlook. In assessing our credit strength, we believe that both Moody’s and Standard & Poor’s considered, among other things, our capital structure and financial policies as well as our consolidated balance sheet, the acquisition of the Acquired Businesses and other financial information. Our debt ratings have a direct impact on our future borrowing costs, access to capital markets and new store operating lease costs.

Off-Balance Sheet Arrangements

Other than in connection with executing operating leases, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, including variable interest entities, nor do we have or guarantee any off-balance sheet debt. We finance a portion of our new store development through sale-leaseback transactions, which involves selling stores to unrelated parties at net book value and then leasing the stores back under leases that qualify and are accounted for as operating leases. We do not have any retained or contingent interests in the stores nor do we provide any guarantees, other than a corporate level guarantee of the lease payments, in connection with the sale-leasebacks. In accordance with generally accepted accounting principles, our operating leases are not reflected in our consolidated balance sheet.

Between 1991 and 1997, we sold or spun off a number of subsidiaries, including Bob’s Stores, Linens ‘n Things, Marshalls, Kay-Bee Toys, Wilsons, This End Up and Footstar. In many cases, when a former subsidiary leased a store, we provided a corporate level guarantee of the store’s lease obligations. When the subsidiaries were disposed of, the guarantees remained in place, although each purchaser agreed to indemnify us for any lease obligations we were required to satisfy. If any of the purchasers were to become insolvent and failed to make the required payments under a store lease, we could be required to satisfy these obligations. Assuming that each respective purchaser became insolvent, and we were required to assume all of these lease obligations, we estimate that we could settle the obligations for approximately $517 million as of January 1, 2005. As of January 1, 2005, we guaranteed approximately 525 such store leases, some with terms extending as long as 2018.

During 2003, Bob’s Stores and affiliates (“Bob’s Stores”) filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. Subsequent to the Bob’s Stores filing, the TJX Companies, Inc. (“TJX”) purchased substantially all of the assets of Bob’s Stores. Pursuant to the terms of the purchase, a subsidiary of TJX has assumed each of the Bob’s Stores leases that we had guaranteed. Furthermore, TJX has agreed to indemnify us for any liability we incur or suffer in respect to lease obligations during the time TJX or its affiliates owns and operates these store locations.

During 2004, KB Toys, Inc. and affiliates (“KB”) and Footstar, Inc. and affiliates (“Footstar”) each filed a voluntary petition for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code. We are unable to determine at this time the potential liability we may have under the KB and Footstar leases we have guaranteed. However, we believe that any potential liability with respect to the KB lease guarantee obligations would be mitigated by the indemnification we received from Consolidated Stores Corporation (now known as Big Lots, Inc.) as purchaser of KB from us. Since filing for bankruptcy, we understand that KB has rejected approximately 400 leases (not all of which were guaranteed by us). Few parties have made demand upon us as a result of the foregoing rejected leases, and in those cases where demand has been made, Big Lots, Inc. has honored its indemnification obligations to us. In the Footstar bankruptcy case, Footstar assumed and assigned most of the leases guaranteed by us to third parties who continue to perform under the leases. As of the date of this report, few parties have made demand upon us based upon rejected Footstar leases.

We believe the ultimate disposition of any of the corporate level lease guarantees will not have a material adverse effect on our consolidated financial condition, results of operations or future cash flows.

We issue letters of credit for insurance programs and import purchases. The fair value of the outstanding letters of credit was $132.5 million as of January 1, 2005.

Following is a summary of our significant contractual obligations as of January 1, 2005:

	Payments Due by Period
In millions	Total	Within 1 Year	1-3 Years	3-5 Years	After 5 Years
Operating leases	$15,340.1	$1,181.3	$2,180.8	$1,980.9	$9,997.1
Long-term debt	1,955.7	30.5	676.5	696.6	552.1
Purchase obligations	116.4	29.1	58.2	29.1	—
Other long-term liabilities reflected in our consolidated balance sheet	233.5	59.6	141.8	18.5	13.6
Capital lease obligations	0.8	0.1	0.2	0.3	0.2

	$17,646.5	$1,300.6	$3,057.5	$2,725.4	$10,563.0

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

Our impairment loss calculation contains uncertainty since we must use judgment to estimate each store’s future sales, profitability and cash flows. When preparing these estimates, we consider each store’s historical results and current operating trends and our consolidated sales, profitability and cash flow results and forecasts. These estimates can be affected by a number of factors including, but not limited to, general economic conditions, the cost of real estate, the continued efforts of third party organizations to reduce their prescription drug costs, the continued efforts of competitors to gain market share and consumer spending patterns. Effective for fiscal 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 144 “Accounting for Impairment or Disposal of Long-Lived Assets.” The adoption did not have a material impact on our impairment loss methodology and we have not made any other material changes to our impairment loss assessment methodology during the past three years.

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

The estimate of our self-insurance liability contains uncertainty since we must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating our self-insurance liability, we consider a number of factors, which include, but are not limited to, historical claim experience, demographic factors, severity factors and valuations provided by independent third party actuaries. On a quarterly basis, we review our assumptions with our independent third party actuaries to determine that our self-insurance liability is adequate. We have not made any material changes in the accounting methodology used to establish our self-insurance liability during the past three years.

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

Recent Accounting Pronouncements

We adopted Emerging Issues Task Force (“EITF”) Issue No. 03-10, “Application of EITF Issue No. 02-16, ‘Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,’ by Resellers to Sales Incentives Offered to Consumers by Manufacturers,” effective January 4, 2004. The adoption of this pronouncement did not have an impact on our consolidated results of operations or financial position.

We adopted Financial Accounting Standard Board’s Staff Position No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” effective June 15, 2004. This statement requires disclosure of the effects of the Medicare Prescription Drug, Improvement and Modernization Act and an assessment of the impact of the federal subsidy on the accumulated postretirement benefit obligation and net periodic postretirement benefit cost. The adoption of this statement did not have a material impact on our consolidated results of operations or financial position.

In December 2004, SFAS No. 123R, “Share-Based Payment” was issued. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. The statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The provisions of this statement are required to be adopted for interim or annual periods beginning after June 15, 2005. We are currently evaluating the effect of adopting this statement.

Cautionary Statement Concerning Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Corporation. The Company and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and in its reports to stockholders. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “project,” “anticipate,” “will” and similar expressions identify statements that constitute forward-looking statements. All statements addressing operating performance of CVS Corporation or any subsidiary, events or developments that the Company expects or anticipates will occur in the future, including statements relating to sales growth, earnings or earnings per common share growth, free cash flow, debt rating, inventory levels, inventory turn and loss rates, store development, relocations and new market entries, as well as statements expressing optimism or pessimism about future operating results or events, are forward-looking statements within the meaning of the Reform Act. The forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future event and operating performance, and are applicable only as of the dates of such statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons, including, but not limited to:

•	The continued efforts of health maintenance organizations, managed care organizations, pharmacy benefit management companies, governmental entities and other third party payors to reduce prescription drug costs and pharmacy reimbursement rates;

•	The growth of mail order pharmacies and changes to pharmacy benefit plans requiring maintenance medications to be filled exclusively through mail order pharmacies;

•	Our ability to integrate successfully and improve significantly the operating results of the Acquired Businesses in accordance with plan;

•	Increased competition from other drugstore chains, supermarkets, discount retailers, membership clubs and internet companies, as well as changes in consumer preferences or loyalties;

•	The frequency and rate of introduction of successful new prescription drugs;

•	Our ability to generate sufficient cash flows to support capital expansion and general operating activities;

•	Interest rate fluctuations and changes in capital market conditions or other events affecting our ability to obtain necessary financing on favorable terms;

•	Our ability to identify, implement and successfully manage and finance strategic expansion opportunities including entering new markets, acquisitions and joint ventures;

•	Our ability to establish effective advertising, marketing and promotional programs (including pricing strategies and price reduction programs implemented in response to competitive pressures and/or to drive demand);

•	Our ability to continue to secure suitable new store locations under acceptable lease terms;

•	Our ability to attract, hire and retain suitable pharmacists and management personnel;

•	Our ability to achieve cost efficiencies and other benefits from various operational initiatives and technological enhancements;

•	Litigation risks as well as changes in laws and regulations, including changes in accounting standards and taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations);

•	The creditworthiness of the purchasers of businesses formerly owned by CVS and whose leases are guaranteed by CVS;

•	Fluctuations in inventory cost, availability and loss levels and our ability to maintain relationships with suppliers on favorable terms;

•	Our ability to implement successfully and to manage new computer systems and technologies;

•	The strength of the economy in general or in the markets served by CVS, including changes in consumer purchasing power and/or spending patterns; and

•	Other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

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

Management’s Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining effective internal control over financial reporting. Our Company’s internal control over financial reporting includes those policies and procedures that pertain to the Company’s ability to record, process, summarize and report a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that the unauthorized acquisition, use or disposition of assets are prevented or timely detected and that transactions are authorized, recorded and reported properly to permit the preparation of financial statements in accordance with GAAP and receipt and expenditures are duly authorized. In order to ensure the Company’s internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of January 1, 2005.

We conduct an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation, evaluation of the design effectiveness and testing of the operating effectiveness of controls. Our system of internal control over financial reporting is enhanced by periodic reviews by our internal auditors and independent registered public accounting firm, written policies and procedures and a written Code of Conduct adopted by our Company’s Board of Directors, applicable to all employees of our Company. In addition, we have an internal Disclosure Committee, comprised of management from each functional area within the Company, which performs a separate review of our disclosure control and procedures. There are inherent limitations in the effectiveness of any system of internal controls over financial reporting.

Based on our evaluation, we conclude our Company’s internal control over financial reporting is effective and provide reasonable assurance that assets are safeguarded and that the financial records are reliable for preparing financial statements as of January 1, 2005.

KPMG LLP, independent registered public accounting firm, is appointed by the Board of Directors and ratified by our Company’s shareholders. They were engaged to render an opinion regarding the fair presentation of our consolidated financial statements as well as conducting a review of the system of internal accounting controls. Their accompanying report is based upon an audit conducted in accordance with the Public Company Accounting Oversight Board (United States) and includes an attestation on management’s assessment of internal controls over financial reporting.

March 8, 2005

Report of Independent Registered Public Accounting Firm

KPMG LLP

The Board of Directors and Shareholders

CVS Corporation

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that CVS Corporation and subsidiaries maintained effective internal control over financial reporting as of January 1, 2005, based on criteria established in Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that CVS Corporation and subsidiaries maintained effective internal control over financial reporting as of January 1, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by COSO. Also, in our opinion, CVS Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of January 1, 2005, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CVS Corporation and subsidiaries as of January 1, 2005 and January 3, 2004, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the fifty-two week period ended January 1, 2005, the fifty-three week period ended January 3, 2004 and the fifty two week period ended December 28, 2002, and our report dated March 8, 2005, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

KPMG LLP Providence, Rhode Island March 8, 2005

Consolidated Statements of Operations

	Fiscal Year Ended
In millions, except per share amounts	Jan. 1, 2005 (52 weeks)	Jan. 3, 2004 (53 weeks)	Dec. 28, 2002 (52 weeks)
Net sales	$30,594.3	$26,588.0	$24,181.5
Cost of goods sold, buying and warehousing costs	22,563.1	19,725.0	18,112.7

Gross margin	8,031.2	6,863.0	6,068.8
Selling, general and administrative expenses	6,079.7	5,097.7	4,552.3
Depreciation and amortization	496.8	341.7	310.3

Total operating expenses	6,576.5	5,439.4	4,862.6

Operating profit	1,454.7	1,423.6	1,206.2
Interest expense, net	58.3	48.1	50.4

Earnings before income tax provision	1,396.4	1,375.5	1,155.8
Income tax provision	477.6	528.2	439.2

Net earnings	918.8	847.3	716.6
Preference dividends, net of income tax benefit	14.2	14.6	14.8

Net earnings available to common shareholders	$904.6	$832.7	$701.8

Basic earnings per common share:
Net earnings	$2.27	$2.11	$1.79

Weighted average common shares outstanding	398.6	394.4	392.3

Diluted earnings per common share:
Net earnings	$2.20	$2.06	$1.75

Weighted average common shares outstanding	415.4	407.7	405.3

Dividends declared per common share	$0.265	$0.230	$0.230

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

In millions, except shares and per share amounts	Jan. 1, 2005	Jan. 3, 2004
Assets:
Cash and cash equivalents	$392.3	$843.2
Accounts receivable, net	1,764.2	1,349.6
Inventories	5,453.9	4,016.5
Deferred income taxes	243.1	252.1
Other current assets	66.0	35.1

Total current assets	7,919.5	6,496.5
Property and equipment, net	3,505.9	2,542.1
Goodwill	1,898.5	889.0
Intangible assets, net	867.9	403.7
Deferred income taxes	137.6	—
Other assets	217.4	211.8

Total assets	$14,546.8	$10,543.1

Liabilities:
Accounts payable	$2,275.9	$1,666.4
Accrued expenses	1,666.7	1,499.6
Short-term debt	885.6	—
Current portion of long-term debt	30.6	323.2

Total current liabilities	4,858.8	3,489.2
Long-term debt	1,925.9	753.1
Deferred income taxes	—	41.6
Other long-term liabilities	774.9	237.4
Commitments and contingencies (Note 9)
Shareholders’ equity:
Preferred stock, $0.01 par value: authorized 120,619 shares; no shares issued or outstanding	—	—
Preference stock, series one ESOP convertible, par value $1.00: authorized 50,000,000 shares; issued and outstanding 4,273,000 shares at January 1, 2005 and 4,541,000 shares at January 3, 2004	228.4	242.7
Common stock, par value $0.01: authorized 1,000,000,000 shares; issued 414,276,000 shares at January 1, 2005 and 410,187,000 shares at January 3, 2004	4.2	4.1
Treasury stock, at cost: 13,317,000 shares at January 1, 2005 and 14,803,000 shares at January 3, 2004	(385.9)	(428.6)
Guaranteed ESOP obligation	(140.9)	(163.2)
Capital surplus	1,691.4	1,557.2
Retained earnings	5,645.5	4,846.5
Accumulated other comprehensive loss	(55.5)	(36.9)

Total shareholders’ equity	6,987.2	6,021.8

Total liabilities and shareholders’ equity	$14,546.8	$10,543.1

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Shares			Dollars
In millions	Jan. 1, 2005	Jan. 3, 2004	Dec. 28, 2002	Jan. 1, 2005	Jan. 3, 2004	Dec. 28, 2002
Preference stock:
Beginning of year	4.5	4.7	4.9	$242.7	$250.4	$261.2
Conversion to common stock	(0.2)	(0.2)	(0.2)	(14.3)	(7.7)	(10.8)

End of year	4.3	4.5	4.7	228.4	242.7	250.4

Common stock:
Beginning of year	410.2	409.3	408.5	4.1	4.1	4.1
Stock options exercised and awards	4.1	0.9	0.8	0.1	—	—

End of year	414.3	410.2	409.3	4.2	4.1	4.1

Treasury stock:
Beginning of year	(14.8)	(16.2)	(17.6)	(428.6)	(469.5)	(510.8)
Purchase of treasury shares	—	—	—	(0.8)	(0.5)	—
Conversion of preference stock	0.6	0.3	0.5	17.9	9.6	13.5
Employee stock purchase plan issuance	0.9	1.1	0.9	25.6	31.8	27.8

End of year	(13.3)	(14.8)	(16.2)	(385.9)	(428.6)	(469.5)

Guaranteed ESOP obligation:
Beginning of year				(163.2)	(194.4)	(219.9)
Reduction of guaranteed ESOP obligation				22.3	31.2	25.5

End of year				(140.9)	(163.2)	(194.4)

Capital surplus:
Beginning of year				1,557.2	1,546.6	1,539.6
Conversion of preference stock				(3.6)	(1.9)	(2.7)
Stock option activity and awards				119.4	9.2	6.7
Tax benefit on stock options and awards				18.4	3.3	3.0

End of year				1,691.4	1,557.2	1,546.6

Accumulated other comprehensive loss:
Beginning of year				(36.9)	(44.6)	—
Unrealized loss on derivatives				(19.8)	—	—
Minimum pension liability adjustment				1.2	7.7	(44.6)

End of year				(55.5)	(36.9)	(44.6)

Retained earnings:
Beginning of year				4,846.5	4,104.4	3,492.7
Net earnings				918.8	847.3	716.6
Preference stock dividends				(16.6)	(17.7)	(18.3)
Tax benefit on preference stock dividends				2.4	3.1	3.5
Common stock dividends				(105.6)	(90.6)	(90.1)

End of year				5,645.5	4,846.5	4,104.4

Total shareholders’ equity				$6,987.2	$6,021.8	$5,197.0

Comprehensive income:
Net earnings				$918.8	$847.3	$716.6
Unrealized loss on derivatives				(19.8)	—	—
Minimum pension liability, net of income tax				1.2	7.7	(44.6)

Comprehensive income				$900.2	$855.0	$672.0

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
In millions	Jan. 1, 2005 (52 weeks)	Jan. 3, 2004 (53 weeks)	Dec. 28, 2002 (52 weeks)
Cash flows from operating activities:
Cash receipts from sales	$30,545.8	$26,276.9	$24,128.4
Cash paid for inventory	(22,469.2)	(19,262.9)	(17,715.1)
Cash paid to other suppliers and employees	(6,528.5)	(5,475.5)	(4,832.5)
Interest and dividends received	5.7	5.7	4.1
Interest paid	(70.4)	(64.9)	(60.6)
Income taxes paid	(569.2)	(510.4)	(319.5)

Net cash provided by operating activities	914.2	968.9	1,204.8

Cash flows from investing activities:
Additions to property and equipment	(1,347.7)	(1,121.7)	(1,108.8)
Proceeds from sale-leaseback transactions	496.6	487.8	448.8
Acquisitions, net of cash and investments	(2,293.7)	(133.1)	(93.5)
Cash outflow from hedging activities	(32.8)	—	—
Proceeds from sale or disposal of assets	14.3	13.4	17.7

Net cash used in investing activities	(3,163.3)	(753.6)	(735.8)

Cash flows from financing activities:
Reductions in long-term debt	(301.5)	(0.8)	(3.1)
Additions to long-term debt	1,204.1	—	300.0
Proceeds from exercise of stock options	129.8	38.3	34.0
Dividends paid	(119.8)	(105.2)	(104.9)
Purchase of treasury shares	—	—	—
Additions to/ (reductions in) short-term debt	885.6	(4.8)	(230.9)

Net cash provided by (used in) financing activities	1,798.2	(72.5)	(4.9)

Net (decrease) increase in cash and cash equivalents	(450.9)	142.8	464.1
Cash and cash equivalents at beginning of year	843.2	700.4	236.3

Cash and cash equivalents at end of year	$392.3	$843.2	$700.4

Reconciliation of net earnings to net cash provided by operating activities:
Net earnings	$918.8	$847.3	$716.6
Adjustments required to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	496.8	341.7	310.3
Deferred income taxes and other non-cash items	(23.6)	41.1	71.8
Change in operating assets and liabilities providing/(requiring) cash, net of effects from acquisitions:
Accounts receivable, net	(48.4)	(311.1)	(53.1)
Inventories	(509.8)	2.1	(95.3)
Other current assets	35.7	(3.0)	12.5
Other assets	8.5	(0.4)	(35.3)
Accounts payable	109.4	(41.5)	172.0
Accrued expenses	(144.2)	116.5	105.0
Other long-term liabilities	71.0	(23.8)	0.3

Net cash provided by operating activities	$914.2	$968.9	$1,204.8

See accompanying notes to consolidated financial statements.

1	Significant Accounting Policies

Description of business ~ CVS Corporation (the “Company”) is a leader in the retail drugstore industry in the United States. The Company sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, film and photofinishing services, seasonal merchandise, greeting cards and convenience foods, through its CVS/pharmacy® retail stores and online through CVS.com®. The Company also provides pharmacy benefit management, mail order services and specialty pharmacy services through Pharmacare Management Services and PharmaCare Pharmacy® stores. As of January 1, 2005, the Company operated 5,375 retail and specialty pharmacy stores in 36 states and the District of Columbia.

Basis of presentation ~ The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Fiscal Year ~ The Company’s fiscal year is a 52 or 53 week period ending on the Saturday nearest to December 31. Fiscal 2004, which ended on January 1, 2005, and fiscal 2002, which ended on December 28, 2002, each included 52 weeks. Fiscal 2003, which ended on January 3, 2004, included 53 weeks. Unless otherwise noted, all references to years relate to these fiscal years.

Reclassifications ~ Certain reclassifications have been made to the consolidated financial statements of prior years to conform to the current year presentation. Most significantly, the presentation of reporting cash flows was modified from the indirect to the direct method of presentation, the preferred presentation under Statement of Financial Accounting Standards (“SFAS”) No. 95, “Statement of Cash Flows.”

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

Accounts receivable ~ Accounts receivable are stated net of an allowance for uncollectible accounts of $57.3 million and $58.4 million as of January 1, 2005 and January 3, 2004, respectively. The balance primarily includes amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies) and vendors.

Fair value of financial instruments ~ As of January 1, 2005, the Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and short-term debt. Due to the short-term nature of these instruments, the Company’s carrying value approximates fair value. The carrying amount of long-term debt was $1.9 billion and $1.1 billion, and the estimated fair value was $1.9 billion and $1.1 billion as of January 1, 2005 and January 3, 2004, respectively. The fair value of long-term debt was estimated based on rates currently offered to the Company for debt with similar maturities. The Company had outstanding letters of credit, which guaranteed foreign trade purchases, with a fair value of $7.8 million as of January 1, 2005, and $6.5 million as of January 3, 2004. The Company also had outstanding letters of credit associated with insurance programs with a fair value of $124.7 million as of January 1, 2005 and $65.5 million as of January 3, 2004. There were no outstanding investments in derivative financial instruments as of January 1, 2005 or January 3, 2004.

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

Following are the components of property and equipment included in the consolidated balance sheets as of the respective balance sheet dates:

In millions	Jan. 1, 2005	Jan. 3, 2004
Land	$262.6	$180.7
Building and improvements	612.6	492.8
Fixtures and equipment	2,943.8	2,123.3
Leasehold improvements	1,286.5	1,012.8
Capitalized software	168.2	149.5
Capital leases	1.3	1.3

	5,275.0	3,960.4
Accumulated depreciation and amortization	(1,769.1)	(1,418.3)

	$3,505.9	$2,542.1

In accordance with Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use,” the Company capitalizes application stage development costs for significant internally developed software projects. These costs are amortized over a five-year period. Unamortized costs were $78.6 million as of January 1, 2005 and $90.6 million as of January 3, 2004.

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

Goodwill ~ The Company accounts for goodwill and intangibles under SFAS No. 142, “Goodwill and Other Intangible Assets.” As such, goodwill and other indefinite lived assets are not amortized, but are subject to annual impairment reviews. See Note 3 for further information on goodwill.

Intangible assets ~ Purchased customer lists are amortized on a straight-line basis over their estimated useful lives of up to 10 years. Purchased leases are amortized on a straight-line basis over the remaining life of the lease. See Note 3 for further information on intangible assets.

Revenue recognition ~ The Company recognizes revenue from the sale of merchandise at the time the merchandise is sold. Service revenue from the Company’s pharmacy benefit management segment, which is recognized using the net method under Emerging Issues Task Force (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” is recognized at the time the service is provided. Service revenue totaled $129.3 million in 2004, $96.0 million in 2003 and $84.9 million in 2002. The Company offers sales incentives that entitle customers to receive a reduction in the price of a product or service. For sales incentives in which the Company is the obligor, the reduction in revenue is recognized at the time the product or service is sold. Customer returns are immaterial.

Vendor allowances ~ The Company accounts for vendor allowances under the guidance provided by EITF Issue No. 02-16, “Accounting by a Reseller for Cash Consideration Received from a Vendor” and EITF Issue No. 03-10, “Application of EITF Issue No. 02-16, ‘Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,’ by Resellers to Sales Incentives Offered to Consumers by Manufacturers.” Vendor allowances reduce the carrying cost of inventory unless they are specifically identified as a reimbursement for promotional programs and/or other services provided. Funds that are directly linked to advertising commitments are recognized as a reduction of advertising expense in the selling, general and administrative expenses line when the related advertising commitment is satisfied. Any such allowances received in excess of the actual cost incurred also reduce the carrying cost of inventory. The total value of any upfront payments received from vendors that are linked to purchase commitments is initially deferred. The deferred amounts are then amortized to reduce cost of goods sold over the life of the contract based upon purchase volume. The total value of any upfront payments received from vendors that are not linked to purchase commitments is also initially deferred. The deferred amounts are then amortized to reduce cost of goods sold on a straight-line basis over the life of the related contract. The total amortization of these upfront payments was not material to the accompanying consolidated financial statements.

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

Stock-based compensation ~ The Company accounts for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, no stock-based employee compensation cost is reflected in net earnings for options granted under those plans since they had an exercise price equal to the market value of the underlying common stock on the date of grant. See Note 8 for further information on stock-based compensation.

The following table summarizes the effect on net earnings and earnings per common share if the company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation for the respective years:

In millions, except per share amounts	2004	2003	2002
Net earnings, as reported	$918.8	$847.3	$716.6
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects(1)	1.5	2.2	2.7
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	40.2	52.4	56.8

Pro forma net earnings	$880.1	$797.1	$662.5

Basic EPS: As reported	$2.27	$2.11	$1.79
Pro forma	2.17	1.98	1.65

Diluted EPS: As reported	$2.20	$2.06	$1.75
Pro forma	2.11	1.95	1.62

(1)	Amounts represent the after-tax compensation costs for restricted stock grants.

Advertising costs ~ Advertising costs are expensed when the related advertising takes place. Advertising costs, net of vendor funding, which is included in selling, general and administrative expenses, were $205.7 million in 2004, $178.2 million in 2003 and $152.2 million in 2002.

Interest expense, net ~ Interest expense was $64.0 million, $53.9 million and $54.5 million and interest income was $5.7 million, $5.8 million and $4.1 million in 2004, 2003 and 2002, respectively. Capitalized interest totaled $10.4 million in 2004, $11.0 million in 2003 and $6.1 million in 2002.

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

Accumulated other comprehensive loss ~ Accumulated other comprehensive loss consists of a minimum pension liability and unrealized losses on derivatives. The minimum pension liability totaled $57.7 million pre-tax ($35.7 million after-tax) as of January 1, 2005. The unrealized loss on derivatives totaled $31.2 million pre-tax ($19.8 million after-tax) as of January 1, 2005. The minimum pension liabilities totaled $59.4 million pre-tax ($36.9 million after-tax) and $71.9 million pre-tax ($44.6 million after-tax) as of January 3, 2004 and December 28, 2002, respectively.

Earnings per common share ~ Basic earnings per common share is computed by dividing: (i) net earnings, after deducting the after-tax Employee Stock Ownership Plan (“ESOP”) preference dividends, by (ii) the weighted average number of common shares outstanding during the year (“Basic Shares”).

When computing diluted earnings per common share, the Company assumes that the ESOP preference stock is converted into common stock and all dilutive stock options are exercised. After the assumed ESOP preference stock conversion, the ESOP Trust would hold common stock rather than ESOP preference stock and would receive common stock dividends ($0.265 per share in 2004 and $0.230 per share in 2003 and 2002) rather than ESOP preference stock dividends (currently $3.90 per share). Since the ESOP Trust uses the dividends it receives to service its debt, the Company would have to increase its contribution to the ESOP Trust to compensate it for the lower dividends. This additional contribution would reduce the Company’s net earnings, which in turn, would reduce the amounts that would be accrued under the Company’s incentive compensation plans.

Diluted earnings per common share is computed by dividing: (i) net earnings, after accounting for the difference between the dividends on the ESOP preference stock and common stock and after making adjustments for the incentive compensation plans by (ii) Basic Shares plus the additional shares that would be issued assuming that all dilutive stock options are exercised and the ESOP preference stock is converted into common stock. Options to purchase 4.7 million and 18.5 million shares of common stock were outstanding as of January 1, 2005 and January 3, 2004, respectively, but were not included in the calculation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

New Accounting Pronouncements ~ The Company adopted EITF Issue No. 03-10, “Application of EITF Issue No. 02-16, ‘Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,’ by Resellers to Sales Incentives Offered to Consumers by Manufacturers,” effective January 4, 2004. The adoption of this pronouncement did not have an impact on the Company’s consolidated results of operations or financial position.

The Company adopted Financial Accounting Standard Board’s Staff Position No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003,” effective June 15, 2004. This statement requires disclosure of the effects of the Medicare Prescription Drug, Improvement and Modernization Act and an assessment of the impact of the federal subsidy on the accumulated postretirement benefit obligation and net periodic postretirement benefit cost. The adoption of this Statement did not have a material impact on the Company’s consolidated results of operations or financial position.

In December 2004, SFAS No. 123R, “Share-Based Payment” was issued. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. The statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The provisions of this statement are required to be adopted for interim or annual periods beginning after June 15, 2005. The Company is currently evaluating the effect of adopting this statement.

2	Acquisition

On July 31, 2004, the Company acquired certain assets and assumed certain liabilities from J.C. Penney Company, Inc. and certain of its subsidiaries, including Eckerd Corporation (“Eckerd”). The acquisition included 1,268 Eckerd retail drugstores and Eckerd Health Services, which includes Eckerd’s mail order and pharmacy benefit management businesses (collectively, the “Acquired Businesses”). The Company believes that the acquisition of the Acquired Businesses is consistent with its long-term strategy of expanding its retail drugstore business in high-growth markets and increasing the size and product offerings of its pharmacy benefits management business. The results of operations of the Acquired Businesses from August 1, 2004 through January 1, 2005, have been included in the Company’s consolidated statements of operations for the 52-week period ended January 1, 2005.

The purchase price under the Asset Purchase Agreement is $2.15 billion, which was adjusted for estimated working capital at closing. The final purchase price is subject to adjustment based on the final working capital of the Acquired Businesses as of the closing date. The Company anticipates that the adjustment to the purchase price will be finalized during fiscal 2005. The Company obtained funding for the acquisition through a combination of cash and commercial paper and subsequently repaid a portion of the commercial paper used to fund the acquisition with the proceeds received from the issuance of $650 million of 4.0% unsecured senior notes due September 15, 2009 and $550 million of 4.875% unsecured senior notes due September 15, 2014.

Following is a summary of the estimated assets acquired and liabilities assumed, which includes estimated transaction costs, as of July 31, 2004. This estimate is preliminary and based on information that was available to management at the time the financial statements were prepared. Accordingly, the allocation will change and the impact of such changes could be material.

Estimated Assets Acquired and Liabilities Assumed as of July 31, 2004

In millions
Cash and cash equivalents	$3.0
Accounts receivable	366.1
Inventories	927.8
Other current assets	67.1

Total current assets	1,364.0
Property and equipment	455.1
Goodwill	1,011.9
Intangible assets	501.0
Other assets	133.2

Total assets acquired	3,465.2

Accounts payable	500.1
Accrued expenses	275.9

Total current liabilities	776.0
Other long-term liabilities	469.7

Total liabilities	1,245.7

Net assets acquired	2,219.5

The following pro forma combined results of operations have been provided for illustrative purposes only and do not purport to be indicative of the actual results that would have been achieved by the combined companies for the periods presented or that will be achieved by the combined companies in the future:

In millions, except per share amounts	2004	2003
Pro forma:(1)(2)
Net Sales	$34,564.3	$33,830.0
Net Earnings	907.0	865.5

Basic earnings per share	$2.24	$2.16
Diluted earnings per share	2.17	2.14

(1)	The pro forma combined results of operations assume that the acquisition of the Acquired Businesses occurred at the beginning of each period presented. Such results have been prepared by adjusting the historical results of the Company to include the historical results of the Acquired Businesses, the incremental interest expense and the impact of the preliminary purchase price allocation discussed above.

(2)	The pro forma combined results of operations do not include any cost savings that may result from the combination of the Company and the Acquired Businesses or any costs that will be incurred by the Company to integrate the Acquired Businesses.

3	Goodwill and Other Intangibles

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. The Company accounts for goodwill and intangibles under FAS No. 142, “Goodwill and Other Intangible Assets.” As such, goodwill and other indefinite-lived assets are not amortized, but are subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate there may be an impairment. When evaluating goodwill for potential impairment, the Company first compares the fair value of the reporting unit, based on estimated future discounted cash flows, with its carrying amount. If the estimated fair value of the reporting unit is less than its carrying amount, an impairment loss calculation is prepared. The impairment loss calculation compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. During the third quarter of 2004, the Company performed its required annual goodwill impairment test, which concluded there was no impairment of goodwill.

The carrying amount of goodwill was $1,898.5 million and $889.0 million as of January 1, 2005 and January 3, 2004, respectively. During 2004, gross goodwill increased $1,009.5 million, primarily due to the acquisition of the Acquired Businesses. There was no impairment of goodwill during 2004.

Intangible assets other than goodwill are required to be separated into two categories: finite-lived and indefinite-lived. Intangible assets with finite useful lives are amortized over their estimated useful life, while intangible assets with indefinite useful lives are not amortized. The Company currently has no intangible assets with indefinite lives.

Following is a summary of the Company’s amortizable intangible assets as of the respective balance sheet dates:

	Jan. 1, 2005		Jan. 3, 2004
In millions	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer lists and Covenants not to compete(1)	$1,102.8	$(321.8)	$571.3	$(241.4)
Favorable leases and Other(1)	173.8	(86.9)	152.3	(78.5)

	$1,276.6	$(408.7)	$723.6	$(319.9)

(1)	The increase in the gross carrying amount during 2004 was primarily due to the acquisition of the Acquired Businesses.

The amortization expense for these intangible assets totaled $95.9 million in 2004, $63.2 million in 2003 and $53.3 million in 2002. The anticipated annual amortization expense for these intangible assets is $124.7 million in 2005, $118.8 million in 2006, $113.3 million in 2007, $104.7 million in 2008 and $96.2 million in 2009.

4	Borrowing and Credit Agreements

Following is a summary of the Company’s borrowings as of the respective balance sheet dates:

In millions	Jan. 1, 2005	Jan. 3, 2004
Commercial paper	$885.6	$—
5.5% senior notes due 2004	—	300.0
5.625% senior notes due 2006	300.0	300.0
3.875% senior notes due 2007	300.0	300.0
4.0% senior notes due 2009	650.0	—
4.875% senior notes due 2014	550.0	—
8.52% ESOP notes due 2008(1)	140.9	163.2
Mortgage notes payable	14.8	12.2
Capital lease obligations	0.8	0.9

	2,842.1	1,076.3
Less:
Short-term debt	(885.6)	—
Current portion of long-term debt	(30.6)	(323.2)

	$1,925.9	$753.1

(1)	See Note 6 for further information about the Company’s ESOP Plan.

In connection with our commercial paper program, the Company maintains a $650 million, five-year unsecured back-up credit facility, which expires on May 21, 2006, and a $675 million, 364-day unsecured back-up credit facility, which expires on June 10, 2005. In addition, the Company maintains a $675 million five-year unsecured backup credit facility, which expires on June 11, 2009. The credit facilities allow for borrowings at various rates depending on the Company’s public debt ratings and require the Company to pay a quarterly facility fee of 0.8%, regardless of usage. As of January 1, 2005, the Company had no outstanding borrowings against the credit facilities. The weighted average interest rate for short-term debt was 1.8% as of January 1, 2005 and there were no outstanding short-term borrowings as of January 3, 2004.

In September 2004, the Company issued $650 million of 4.0% unsecured senior notes due September 15, 2009 and $550 million of 4.875% unsecured senior notes due September 15, 2014 (collectively the “Notes”). The Notes pay interest semi-annually and may be redeemed at any time, in whole or in part at a defined redemption price plus accrued interest. Net proceeds from the Notes were used to repay a portion of the outstanding commercial paper issued to finance the acquisition of the Acquired Businesses.

To manage a portion of the risk associated with potential changes in market interest rates, the Company entered into Treasury-Lock Contracts (the “Contracts”) with total notional amounts of $600 million. The Company settled these Contracts during the third quarter of 2004 in conjunction with the placement of the long-term financing at a loss of $32.8 million. The Company accounts for derivatives in accordance with the SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” as modified by SFAS No. 138 “Accounting for Derivative Instruments and Certain Hedging Activities,” which requires the resulting loss to be recorded in shareholders’ equity as a component of accumulated other comprehensive loss. This unrealized loss will be amortized as a component of interest expense, over the life of the related long-term financing.

As of January 1, 2005, the Company had no freestanding derivatives in place.

The Credit Facilities and unsecured senior notes contain customary restrictive financial and operating covenants. The covenants do not materially affect the Company’s financial or operating flexibility.

The aggregate maturities of long-term debt for each of the five years subsequent to January 1, 2005 are $30.6 million in 2005, $335.0 million in 2006, $341.7 million in 2007, $45.6 million in 2008 and $651.3 million in 2009.

5	Leases

The Company leases most of its retail locations and eight of its distribution centers under non-cancelable operating leases, whose initial terms typically range from 15 to 25 years, along with options that permit renewals for additional periods. The Company also leases certain equipment and other assets under non-cancelable operating leases, whose initial terms typically range from 3 to 10 years. The Company recently conformed its accounting for operating leases and leasehold improvements to the views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission to the American Institute of Certified Public Accountants on February 7, 2005. As a result, the Company recorded a $65.9 million non-cash pre-tax ($40.5 million after-tax) adjustment to total operating expenses, which represents the cumulative effect of the adjustment for a period of approximately 20 years (the “Lease Adjustment”). Since the effect of the Lease Adjustment was not material to any previously reported fiscal year, the cumulative effect was recorded in the fourth quarter of 2004. Minimum rent is expensed on a straight-line basis over the term of the lease. In addition to minimum rental payments, certain leases require additional payments based on sales volume, as well as a reimbursement for real estate taxes, maintenance and insurance.

Following is a summary of the Company’s net rental expense for operating leases for the respective years:

In millions	2004	2003	2002
Minimum rentals	$1,020.6	$838.4	$790.4
Contingent rentals	61.7	62.0	65.6

	1,082.3	900.4	856.0
Less: sublease income	(14.0)	(10.1)	(9.3)

	$1,068.3	$890.3	$846.7

Following is a summary of the future minimum lease payments under capital and operating leases as of January 1, 2005:

In millions	Capital Leases	Operating Leases
2005	$0.2	$1,181.3
2006	0.2	1,120.8
2007	0.2	1,060.0
2008	0.2	1,008.1
2009	0.1	972.8
Thereafter	0.2	9,997.1

	1.1	$15,340.1
Less: imputed interest	(0.3)

Present value of capital lease obligations	$0.8

The Company finances a portion of its store development program through sale-leaseback transactions. The properties are sold at net book value and the resulting leases qualify and are accounted for as operating leases. The Company does not have any retained or contingent interests in the stores nor does the Company provide any guarantees, other than a corporate level guarantee of lease payments, in connection with the sale-leasebacks. Proceeds from sale-leaseback transactions totaled $496.6 million in 2004, $487.8 million in 2003 and $448.8 million in 2002. The operating leases that resulted from these transactions are included in the above table.

6	Employee Stock Ownership Plan

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

As of January 1, 2005, 4.3 million shares of ESOP Preference Stock were outstanding, of which 2.8 million shares were allocated to participants and the remaining 1.5 million shares were held in the ESOP Trust for future allocations.

Annual ESOP expense recognized is equal to (i) the interest incurred on the ESOP Notes plus (ii) the higher of (a) the principal repayments or (b) the cost of the shares allocated, less (iii) the dividends paid. Similarly, the guaranteed ESOP obligation is reduced by the higher of (i) the principal payments or (ii) the cost of shares allocated.

Following is a summary of the ESOP activity for the respective years:

In millions	2004	2003	2002
ESOP expense recognized	$19.5	$30.1	$26.0
Dividends paid	16.6	17.7	18.3
Cash contributions	19.5	30.1	26.0
Interest payments	13.9	16.6	18.7
ESOP shares allocated	0.3	0.4	0.4

7	Pension Plans and Other Postretirement Benefits

Defined Contribution Plans

The Company sponsors a voluntary 401(k) Savings Plan that covers substantially all employees who meet plan eligibility requirements. The Company makes matching contributions consistent with the provisions of the plan. At the participant’s option, account balances, including the Company’s matching contribution, can be moved without restriction among various investment options, including the Company’s common stock. The Company also maintains a nonqualified, unfunded Deferred Compensation Plan for certain key employees. This plan provides participants the opportunity to defer portions of their compensation and receive matching contributions that they would have otherwise received under the 401(k) Savings Plan if not for certain restrictions and limitations under the Internal

Revenue Code. The Company’s contributions under the above defined contribution plans totaled $52.1 million in 2004, $46.9 million in 2003 and $29.1 million in 2002. The Company also sponsors an Employee Stock Ownership Plan. See Note 6 for further information about this plan.

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

For measurement purposes, future healthcare costs are assumed to increase at an annual rate of 10.0%, decreasing to an annual growth rate of 5.0% in 2009 and thereafter. A one percent change in the assumed healthcare cost trend rate would change the accumulated postretirement benefit obligation by $0.8 million and the total service and interest costs by $0.1 million.

During 2004, the Company adopted the Financial Accounting Standards Board Staff Position No. FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” This statement requires disclosure of the effects of the Medicare Prescription Drug, Improvement and Modernization Act and an assessment of the impact of the federal subsidy on the accumulated postretirement benefit obligation and net periodic postretirement benefit cost. The adoption of this statement did not have a material impact on the Company’s consolidated results of operations, financial position or related disclosures.

Pension Plans

The Company sponsors a non-contributory defined benefit pension plan that covers certain full-time employees of Revco, D.S., Inc. who were not covered by collective bargaining agreements. On September 20, 1997, the Company suspended future benefit accruals under this plan. Benefits paid to retirees are based upon age at retirement, years of credited service and average compensation during the five-year period ending September 20, 1997. The plan is funded based on actuarial calculations and applicable federal regulations.

Pursuant to various labor agreements, the Company is also required to make contributions to certain union-administered pension and health and welfare plans that totaled $15.0 million in 2004, $13.2 million in 2003 and $12.1 million in 2002. The Company also has nonqualified supplemental executive retirement plans in place for certain key employees for whom it has purchased cost recovery variable life insurance.

The Company uses an investment strategy which emphasizes equities in order to produce higher expected returns, and in the long run, lower expense and cash contribution requirements. The pension plan assets allocation targets 70% equity and 30% fixed income.

Following is the pension plan assets allocation by major category for the respective years:

	2004	2003
Equity	70%	72%
Fixed Income	29%	27%
Other	1%	1%

	100%	100%

The equity investments primarily consist of large cap value and international value equity funds. The fixed income investments primarily consist of intermediate-term bond funds. The other category consists of cash and cash equivalents held for benefit payments.

The Company utilized a measurement date of December 31 to determine pension and other postretirement benefit measurements. Following is a summary of the net periodic pension cost for the defined benefit and other postretirement benefit plans for the respective years:

	Defined Benefit Plans			Other Postretirement Benefits
In millions	2004	2003	2002	2004	2003	2002
Service cost	$0.9	$0.8	$0.8	$—	$—	$—
Interest cost on benefit obligation	20.5	20.5	20.4	0.7	0.8	0.9
Expected return on plan assets	(18.6)	(18.4)	(19.3)	—	—	—
Amortization of net loss (gain)	3.3	1.5	0.1	—	(0.1)	(0.2)
Amortization of prior service cost	0.1	0.1	0.1	(0.1)	(0.1)	(0.1)
Settlement gain	—	—	—	—	—	—

Net periodic pension cost	$6.2	$4.5	$2.1	$0.6	$0.6	$0.6

Actuarial assumptions:
Discount rate	6.00%	6.25%	6.50%	6.00%	6.25%	6.50%
Expected return on plan assets(1)	8.50%	8.50%	8.75%	—	—	—
Rate of compensation increase	4.00%	4.00%	4.00%	—	—	—

(1)	The expected long-term rate of return is determined by using the target allocation and historical returns for each asset class.

Following is a reconciliation of the benefit obligation, fair value of plan assets and funded status of the Company’s defined benefit and other postretirement benefit plans as of the respective balance sheet dates:

In millions	Defined Benefit Plans		Other Postretirement Benefits
	Jan. 1, 2005	Jan. 3, 2004	Jan. 1, 2005	Jan. 3, 2004
Change in benefit obligation:
Benefit obligation at beginning of year	$339.1	$322.8	$13.3	$13.8
Service cost	0.8	0.8	—	—
Interest cost	20.5	20.5	0.7	0.8
Actuarial loss (gain)	10.1	11.0	(0.5)	(0.3)
Benefits paid	(17.6)	(16.0)	(1.4)	(1.0)

Benefit obligation at end of year	$352.9	$339.1	$12.1	$13.3

Change in plan assets:
Fair value at beginning of year	$226.6	$186.8	$—	$—
Actual return on plan assets	25.8	38.4	—	—
Company contributions	20.4	17.4	1.4	1.0
Benefits paid	(17.6)	(16.0)	(1.4)	(1.0)

Fair value at end of year	$255.2	$226.6	$—	$—

Funded status:
Funded status	$(97.7)	$(112.5)	$(12.1)	$(13.3)
Unrecognized prior service cost	0.5	0.6	(0.4)	(0.5)
Unrecognized loss	63.8	64.2	0.3	0.7

Net liability recognized	$(33.4)	$(47.7)	$(12.2)	$(13.1)

Amounts recognized in the consolidated balance sheet:
Accrued benefit liability	$(91.1)	$(107.1)	$(12.2)	$(13.1)
Minimum pension liability	57.7	59.4	—	—

Net liability recognized	$(33.4)	$(47.7)	$(12.2)	$(13.1)

$17.1 million of the accrued benefit liability was included in accrued expenses, while the remaining amount was recorded in other long-term liabilities, as of January 1, 2005 and January 3, 2004. The accumulated benefit obligation for the defined benefit pension plans was $345.9 and $333.5 million at January 1, 2005 and January 3, 2004, respectively. The company estimates it will make cash contributions to the plan during the next fiscal year for approximately $17.1 million. Estimated future benefit payments for the defined benefit plans and other postretirement benefit plans, respectively, are $16.7 million and $1.3 million in 2005, $17.3 million and $1.3 million in 2006, $18.0 million and $1.3 million in 2007, $19.1 million and $1.2 million in 2008, $20.0 million and 1.2 million in 2009, and $120.3 million and $5.0 million in aggregate for the following five years. The Company recorded a minimum pension liability of $57.7 million as of January 1, 2005, and $59.4 million as of January 3, 2004, as required by SFAS No. 87. A minimum pension liability is required when the accumulated benefit obligation exceeds the combined fair value of the underlying plan assets and accrued pension costs. The minimum pension liability adjustment is reflected in other long-term liabilities, long-term deferred income taxes and accumulated other comprehensive loss, included in shareholders’ equity, in the consolidated balance sheet.

8	Stock Incentive Plans

The 1996 Directors Stock Plan (the “Directors Plan”) provides for the granting of up to 346,000 shares of common stock to the Company’s non-employee directors. In anticipation of the Directors Plan not having sufficient shares to meet the Company’s needs for anticipated awards to non-employee directors, an amendment to the Company’s 1997 Incentive Compensation Plan (the “ICP”) was approved by shareholders in 2004, allowing non-employee directors to receive awards under the ICP. Upon approval of this amendment to the ICP, all authority to make future grants under the Directors Plan was terminated, although previously granted awards remain outstanding in accordance with their terms and the terms of the Directors Plan.

The ICP provides for the granting of up to 42.9 million shares of common stock in the form of stock options and other awards to selected officers and employees of the Company. All grants under the ICP are awarded at fair market value on the date of grant. Options granted prior to 2004 generally become exercisable over a four-year period from the grant date and expire ten years after the date of grant. Options granted during fiscal 2004 generally become exercisable over a three-year period from the grant date and expire seven years after the date of grant. As of January 1, 2005, there were 14.1 million shares available for future grants under the ICP.

The ICP allows for up to 3.6 million restricted shares to be issued. The Company granted 412,000, 213,000 and 26,000 shares of restricted stock with a weighted average per share grant date fair value of $36.81, $25.26 and $31.20, in 2004, 2003 and 2002, respectively. The fair value of the restricted shares is expensed over the period during which the restrictions lapse. Compensation costs for restricted shares totaled $2.4 million in 2004, $3.6 million in 2003 and $4.3 million in 2002.

Following is a summary of the stock option activity for the respective years:

Shares in thousands	2004		2003		2002
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	27,079	$34.22	23,390	$36.42	17,627	$39.48
Granted	2,932	35.50	6,401	25.21	8,022	29.89
Exercised	(3,782)	27.75	(707)	20.26	(517)	18.31
Canceled	(1,315)	38.17	(2,005)	35.84	(1,742)	41.66

Outstanding at end of year	24,914	35.16	27,079	34.22	23,390	36.42

Exercisable at end of year	12,549	$38.97	14,870	$35.53	8,048	$30.21

Following is a summary of the stock options outstanding and exercisable as of January 1, 2005:

	Options Outstanding			Options Exercisable
Shares in thousands Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.81 to $15.00	129	1.2	$13.81	129	$13.81
15.01 to 25.00	1,362	1.7	20.28	1,323	20.15
25.01 to 30.00	10,993	7.5	27.53	2,520	29.85
30.01 to 35.00	2,248	5.3	31.89	2,148	31.91
35.01 to 50.00	6,529	4.8	38.51	3,661	40.86
50.01 to 61.23	3,654	6.0	60.44	2,768	60.42

Total	24,914	6.0	$35.16	12,549	$38.97

The Company applies APB Opinion No. 25 to account for its stock incentive plans. Accordingly, no compensation cost has been recognized for stock options granted. Had compensation cost been recognized based on the fair value of stock options granted consistent with SFAS No. 123, net earnings and net earnings per common share (“EPS”) would approximate the pro forma amounts shown below:

In millions, except per share amounts		2004	2003	2002
Net earnings:	As reported	$918.8	$847.3	$716.6
	Pro forma	880.1	797.1	662.5

Basic EPS:	As reported	$2.27	$2.11	$1.79
	Pro forma	2.17	1.98	1.65

Diluted EPS:	As reported	$2.20	$2.06	$1.75
	Pro forma	2.11	1.95	1.62

The per share weighted average fair value of stock options granted during 2004, 2003 and 2002 was $12.93, $9.01 and $10.46, respectively.

The fair value of each stock option grant was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2004	2003	2002
Dividend yield	0.65%	0.85%	0.96%
Expected volatility	30.50%	29.63%	29.50%
Risk-free interest rate	3.9%	3.5%	4.0%
Expected life	6.6	7.0	7.0

The 1999 Employee Stock Purchase Plan provides for the purchase of up to 7.4 million shares of common stock. Under the plan, eligible employees may purchase common stock at the end of each six-month offering period, at a purchase price equal to 85% of the lower of the fair market value on the first day or the last day of the offering period. During 2004, 0.9 million shares of common stock were purchased at an average price of $26.89 per share. As of January 1, 2005, 4.2 million shares of common stock have been issued since inception of the plan.

9	Commitments & Contingencies

Between 1991 and 1997, the Company sold or spun off a number of subsidiaries, including Bob’s Stores, Linens’n Things, Marshalls, Kay-Bee Toys, Wilsons, This End Up and Footstar. In many cases, when a former subsidiary leased a store, the Company provided a corporate level guarantee of the store’s lease obligations. When the subsidiaries were disposed of, the Company’s guarantees remained in place, although each purchaser indemnified the Company for any lease obligations the Company was required to satisfy. If any of the purchasers were to become insolvent and failed to make the required payments under a store lease, the Company could be required to satisfy these obligations. As of January 1, 2005, the Company guaranteed approximately 525 such store leases, with terms extending as long as 2018. Assuming that each respective purchaser became insolvent, and the Company was required to assume all of these lease obligations, management estimates that the Company could settle the obligations for approximately $517 million as of January 1, 2005.

Management believes the ultimate disposition of any of the corporate level guarantees will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or future cash flows.

As of January 1, 2005, the Company had outstanding commitments to purchase $116 million of merchandise inventory for use in the normal course of business. The Company currently expects to satisfy these purchase commitments by 2008.

Beginning in August 2001, a total of nine actions were filed against the Company in the United States District Court for the District of Massachusetts asserting claims under the federal securities laws. The actions were subsequently consolidated under the caption In re CVS Corporation Securities Litigation, No. 01-CV-11464 (JLT) (D. Mass.) and a consolidated and amended complaint was filed on April 8, 2002 (the “Securities Action”). The consolidated amended complaint names as defendants the Company, its chief executive officer and its chief financial officer and asserts claims for alleged securities fraud under sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and

Rule 10b-5 thereunder on behalf of a purported class of persons who purchased shares of the Company’s common stock between February 6, 2001 and October 30, 2001. The discovery phase is now complete, a motion for summary judgment has been denied and a trial date has been set for May 9, 2005. The Company believes the Securities Action is without merit and intends to defend against it vigorously.

On October 29, 2004, a class action lawsuit asserting claims under the Employee Retirement Income Security Act was filed under the caption Fescina v. CVS Corp., et. al., No. 04-CV-12309 (JLT) (D. Mass.) (the “ERISA Action”). The purported class includes persons who were participants in or beneficiaries of the CVS 401(k) plan between December 1, 2000 and October 30, 2001. The suit was filed in the United States District Court for the District of Massachusetts and designated as related to the Securities Action. The complaint names as defendants the Company, its chief executive officer, certain members of the CVS Board of Directors and certain unnamed fiduciaries. The Company believes the ERISA Action is entirely without merit and intends to defend the action vigorously.

On December 17, 2004, Richard Krantz filed a shareholder derivative suit under the caption Krantz v. Ryan, et. al., No. 04-CV-12650 (REK) (D. Mass), based upon essentially the same allegations that underlie the Securities Action and the ERISA Action. The suit was filed in the United States District Court for the District of Massachusetts. The complaint names as defendants the Company (as nominal defendant), its chief executive officer, its chief financial officer and certain members of its Board of Directors. The Company believes this action is entirely without merit and intends to defend the action vigorously.

The Company is also a party to other litigation arising in the normal course of its business, none of which is expected to be material to the Company.

10	Income Taxes

The provision for income taxes consisted of the following for the respective years:

In millions	2004	2003	2002
Current: Federal	$397.7	$421.5	$347.1
State	62.6	77.3	57.0

	460.3	498.8	404.1

Deferred: Federal	22.5	31.0	32.0
State	(5.2)	(1.6)	3.1

	17.3	29.4	35.1

Total	$477.6	$528.2	$439.2

Following is a reconciliation of the statutory income tax rate to the Company’s effective tax rate for the respective years:

	2004	2003	2002
Statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.8	3.6	3.4
Other	(0.3)	(0.2)	(0.4)

Federal and net State reserve release	(4.3)	—	—

Effective tax rate	34.2%	38.4%	38.0%

Following is a summary of the significant components of the Company’s deferred tax assets and liabilities as of the respective balance sheet dates:

In millions	Jan. 1, 2005	Jan. 3, 2004
Deferred tax assets:
Lease and rents	$298.7	$127.6
Inventory	111.3	93.4
Employee benefits	51.8	57.2
Accumulated other comprehensive items	33.4	22.6
Retirement benefits	15.0	22.3
Allowance for bad debt	20.8	25.2
Amortization method	19.9	20.4
Other	61.3	35.8

Total deferred tax assets	612.2	404.5

Deferred tax liabilities:
Accelerated depreciation	(231.5)	(194.0)

Total deferred tax liabilities	(231.5)	(194.0)

Net deferred tax assets	$380.7	$210.5

During the fourth quarter of 2004, the Company’s assessment of its tax reserves resulted in a reduction that was principally based on finalizing certain tax return years and on a recent court decision relevant to the industry. As a result, the Company reversed $60.0 million of previously recorded tax reserves through the income tax provision. The Company believes it is more likely than not that the deferred tax assets included in the above table will be realized during future periods in which the Company generates taxable earnings.

11	Business Segments

The Company currently operates two business segments, Retail Pharmacy and Pharmacy Benefit Management (“PBM”).

The operating segments are segments of the Company for which separate financial information is available and for which operating results are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

As of January 1, 2005, the Retail Pharmacy segment included 5,328 retail drugstores and the Company’s online retail website, CVS.com®. The retail drugstores are located in 34 states and the District of Columbia and operate under the CVS® or CVS/pharmacy® name. The Retail Pharmacy segment is the Company’s only reportable segment.

The PBM segment provides a full range of prescription benefit management services to managed care providers and other organizations. These services include mail order pharmacy services, specialty pharmacy services, plan design and administration, formulary management and claims processing. The specialty pharmacy business focuses on supporting individuals that require complex and expensive drug therapies. The PBM segment operates under the PharmaCare Management Services and PharmaCare Pharmacy® names and includes 47 retail pharmacies, located in 19 states and the District of Columbia.

The Company evaluates segment performance based on operating profit before the effect of non-recurring charges and gains and certain intersegment activities and charges. The accounting policies of the segments are substantially the same as those described in Note 1.

Following is a reconciliation of the significant components of the Company’s net sales for the respective years:

	2004	2003	2002
Pharmacy	70.0%	68.8%	67.6%
Front store	30.0	31.2	32.4

	100.0%	100.0%	100.0%

Following is a reconciliation of the Company’s business segments to the consolidated financial statements:

In millions	Retail Pharmacy Segment	PBM Segment	Consolidated Totals
2004
Net sales	$28,728.7	$1,865.6	$30,594.3
Operating profit	1,320.8	133.9	1,454.7
Depreciation and amortization	471.1	25.7	496.8
Total assets	13,118.5	1,428.3	14,546.8
Goodwill	1,257.4	641.1	1,898.5
Additions to property and equipment	1,341.5	6.2	1,347.7

2003:
Net sales	$25,280.7	$1,307.3	$26,588.0
Operating profit	1,323.1	100.5	1,423.6
Depreciation and amortization	326.5	15.2	341.7
Total assets	9,975.0	568.1	10,543.1
Goodwill	690.4	198.6	889.0
Additions to property and equipment	1,114.2	7.5	1,121.7

2002:
Net sales	$23,060.2	$1,121.3	$24,181.5
Operating profit	1,134.6	71.6	1,206.2
Depreciation and amortization	297.6	12.7	310.3
Total assets	9,132.1	513.2	9,645.3
Goodwill	690.4	188.5	878.9
Additions to property and equipment	1,104.5	4.3	1,108.8

12	Reconciliation of Earnings Per Common Share

Following is a reconciliation of basic and diluted earnings per common share for the respective years:

In millions, except per share amounts	2004	2003	2002
Numerator for earnings per common share calculation:
Net earnings	$918.8	$847.3	$716.6
Preference dividends, net of income tax benefit	(14.2)	(14.6)	(14.8)

Net earnings available to common shareholders, basic	$904.6	$832.7	$701.8

Net earnings	$918.8	$847.3	$716.6
Dilutive earnings adjustment	(5.2)	(6.3)	(6.7)

Net earnings available to common shareholders, diluted	$913.6	$841.0	$709.9

Denominator for earnings per common share calculation:
Weighted average common shares, basic	398.6	394.4	392.3
Effect of dilutive securities:
Preference stock	10.2	10.6	10.7
Stock options	6.6	2.7	2.3

Weighted average common shares, diluted	415.4	407.7	405.3

Basic earnings per common share:
Net earnings	$2.27	$2.11	$1.79

Diluted earnings per common share:
Net earnings	$2.20	$2.06	$1.75

13	Quarterly Financial Information (Unaudited)

Dollars in millions, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2004:
Net sales	$6,818.6	$6,943.1	$7,909.4	$8,923.2	$30,594.3
Gross margin	1,771.7	1,826.5	2,070.8	2,362.2	8,031.2
Operating profit(1)	405.6	387.2	316.0	345.9	1,454.7
Net earnings(2)	244.6	234.5	184.6	255.1	918.8

Net earnings per common share, basic(2)	0.61	0.58	0.45	0.63	2.27
Net earnings per common share, diluted(2)	0.59	0.56	0.44	0.61	2.20

Dividends per common share	0.06625	0.06625	0.06625	0.06625	0.2650

Stock price: (New York Stock Exchange)
High	38.23	42.64	43.63	46.90	46.90
Low	34.21	36.46	39.06	42.28	34.21

Registered shareholders at year-end					11,720

2003:
Net sales	$6,312.8	$6,444.9	$6,378.1	$7,452.2	$26,588.0
Gross margin	1,605.5	1,633.8	1,658.6	1,965.1	6,863.0
Operating profit	331.3	337.0	316.7	438.6	1,423.6
Net earnings	196.3	199.8	187.8	263.4	847.3

Net earnings per common share, basic	0.49	0.50	0.47	0.66	2.11
Net earnings per common share, diluted	0.48	0.49	0.46	0.64	2.06

Dividends per common share	0.0575	0.0575	0.0575	0.0575	0.2300

Stock price: (New York Stock Exchange)
High	26.67	28.50	32.60	37.46	37.46
Low	21.99	23.08	27.43	31.06	21.99

(1)	Operating profit for the fourth quarter and fiscal year 2004, includes the pre-tax effect of a $65.9 million Lease Adjustment. Please see Note 5 for additional information regarding the Lease Adjustment.

(2)	Net earnings and net earnings per common share for the fourth quarter and fiscal year 2004, include the after-tax effect of the Lease Adjustment discussed in (1) above, and the reversal of $60.0 million of previously recorded tax reserves as discussed in Note 10 above.

Five-Year Financial Summary

In millions, except per share amounts	2004 (52 weeks)	2003 (53 weeks)	2002 (52 weeks)	2001 (52 weeks)	2000 (52 weeks)
Statement of operations data:
Net sales	$30,594.3	$26,588.0	$24,181.5	$22,241.4	$20,087.5
Gross margin(1)	8,031.2	6,863.0	6,068.8	5,691.0	5,361.7
Selling, general and administrative expenses(2)	6,079.7	5,097.7	4,552.3	4,256.3	3,761.6
Depreciation and amortization(2)(3)	496.8	341.7	310.3	320.8	296.6
Merger, restructuring and other
non-recurring charges and (gains)	—	—	—	343.3	(19.2)

Total operating expenses	6,576.5	5,439.4	4,862.6	4,920.4	4,039.0

Operating profit(4)	1,454.7	1,423.6	1,206.2	770.6	1,322.7
Interest expense, net	58.3	48.1	50.4	61.0	79.3
Income tax provision(5)	477.6	528.2	439.2	296.4	497.4

Net earnings(6)	$918.8	$847.3	$716.6	$413.2	$746.0

Per common share data:
Net earnings:(6)
Basic	$2.27	$2.11	$1.79	$1.02	$1.87
Diluted	2.20	2.06	1.75	1.00	1.83
Cash dividends per common share	0.265	0.230	0.230	0.230	0.230

Balance sheet and other data:
Total assets	$14,546.8	$10,543.1	$9,645.3	$8,636.3	$7,949.5
Long-term debt	1,925.9	753.1	1,076.3	810.4	536.8
Total shareholders’ equity	6,987.2	6,021.8	5,197.0	4,566.9	4,304.6
Number of stores (at end of period)	5,375	4,179	4,087	4,191	4,133

(1)	Gross margin includes the pre-tax effect of a $5.7 million ($3.6 million after-tax) non-recurring charge in 2001 related to the markdown of certain inventory contained in stores closed as part of a strategic restructuring program.

(2)	In 2004, the Company conformed its accounting for operating leases and leasehold improvements to the views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission to the American Institute of Certified Public Accountants on February 7, 2005. As a result, the Company recorded a non-cash pre-tax adjustment of $9.0 million ($5.4 million after-tax) to selling, general and administrative expenses and $56.9 million ($35.1 after-tax) to depreciation and amortization, which represents the cumulative effect of the adjustment for a period of approximately 20 years. Since the effect of this non-cash adjustment was not material to any previously reported fiscal year, the cumulative effect was recorded in the fourth quarter of 2004.

(3)	As a result of adopting SFAS No. 142, “Goodwill and Other Intangible Assets” at the beginning of 2002, the Company no longer amortizes goodwill and other indefinite-lived intangible assets. Goodwill amortization totaled $31.4 million pre-tax ($28.2 million after-tax) in 2001 and $33.7 million pre-tax ($31.9 million after-tax) in 2000.

(4)	Operating profit includes the pre-tax effect of the charges discussed in Note (1) above and the following merger, restructuring and other non-recurring charges and gains: (i) in 2004, $65.9 million ($40.5 million after-tax) relating to conforming the Company’s accounting for operating leases and leasehold improvements, (ii) in 2001, $346.8 million ($226.9 million after-tax) related to restructuring and asset impairment costs associated with the strategic restructuring and the $3.5 million ($2.1 million after-tax) net non-recurring gain resulting from the net effect of the $50.3 million of settlement proceeds received from various lawsuits against certain manufacturers of brand name prescription drugs and the Company’s contribution of $46.8 million of these settlement proceeds to the CVS/pharmacy Charitable Trust, Inc. to fund future charitable giving, and (iii) in 2000, $19.2 million ($11.5 million after-tax) non-recurring gain representing partial payment of the Company’s share of the settlement proceeds from a class action lawsuit against certain manufacturers of brand name prescription drugs.

(5)	In 2004, the Company’s assessment of tax reserves resulted in a reduction that was principally based on finalizing certain tax return years and on a recent court decision relevant to the industry. As a result, the Company reversed $60.0 million of previously recorded tax reserves through the income tax provision.

(6)	Net earnings and net earnings per common share include the after-tax effect of the charges and gains discussed in Notes (1), (2), (3), (4) and (5) above.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CVS Corporation

We have audited the accompanying consolidated balance sheets of CVS Corporation and subsidiaries as of January 1, 2005 and January 3, 2004, and the related consolidated statements of operations, shareholders’ equity and cash flows for the fifty-two week period ended January 1, 2005, the fifty-three week period ended January 3, 2004 and the fifty-two week period ended December 28, 2002. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CVS Corporation and subsidiaries as of January 1, 2005 and January 3, 2004, and the results of their operations and their cash flows for the fifty-two week period ended January 1, 2005, the fifty-three week period ended January 3, 2004 and the fifty-two week period ended December 28, 2002, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CVS Corporation’s internal control over financial reporting as of January 1, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2005 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

KPMG LLP Providence, Rhode Island March 8, 2005