Form 10-K, Exhibit 13
period 2005-12-31
CVS CORP
filed 2006-03-14
CIK 64803

The following discussion should be read in conjunction with our audited consolidated financial statements and our Cautionary Statement Concerning Forward-Looking Statements that are presented in this Annual Report.

Our Business

Our Company is a leader in the retail drugstore industry in the United States. We sell prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, film and photofinishing services, seasonal merchandise, greeting cards and convenience foods through our CVS/pharmacy® retail stores and online through CVS.com®. We also provide pharmacy benefit management, mail order services and specialty pharmacy services through PharmaCare Management Services and PharmaCare Pharmacy® stores. As of December 31, 2005, we operated 5,471 retail and specialty pharmacy stores in 37 states and the District of Columbia.

Recent Development

On January 22, 2006, we entered into a definitive agreement under which we will acquire approximately 700 standalone Sav-on and Osco drugstores, as well as a distribution center located in La Habra, California, from Albertson’s, Inc. (“Albertson’s”), for $2.93 billion in cash immediately preceding the planned merger of Albertson’s and Supervalu, Inc. (“Supervalu”). Approximately half of the drugstores are located in southern California, with others in our existing markets in numerous states across the Midwest and Southwest. We will also acquire Albertson’s owned real estate interests in the drugstores for $1.0 billion in cash. Closing of the transaction, which is expected to occur in mid-2006, is subject to review under the Hart-Scott-Rodino Act, as well as other customary closing conditions. Further, closing is also conditioned on consummation of the merger between Albertson’s and Supervalu, which is also subject to review under the Hart-Scott-Rodino Act and other customary closing conditions, as well as approval by the shareholders of cash, short-term and long-term debt and proceeds from the subsequent sale-leaseback of the owned real estate interests. Closing of the transaction is not subject to such financing.

Acquired Business

On July 31, 2004, the Company acquired certain assets and assumed certain liabilities from J.C. Penney Company, Inc. and certain of its subsidiaries, including Eckerd Corporation (“Eckerd”). The acquisition included more than 1,200 Eckerd retail drugstores and Eckerd Health Services, which included Eckerd’s mail order and pharmacy benefit management businesses (collectively, the “Acquired Businesses”). The Company believes that the acquisition of the Acquired Businesses is consistent with its long-term strategy of expanding its retail drugstore business in high-growth markets and increasing the size and product offerings of its pharmacy benefit management business. Please see Note 2 to the consolidated financial statements for additional information.

Results of Operations and Industry Analysis

The Company’s fiscal year is a 52 or 53 week period ending on the Saturday closest to December 31. Fiscal 2005, which ended on December 31, 2005 and fiscal 2004, which ended on January 1, 2005, each included 52 weeks. Fiscal 2003, which ended on January 3, 2004, included 53 weeks. Unless otherwise noted, all references to 2005, 2004 and 2003 relate to these fiscal years.

Net sales ~ The following table summarizes our sales performance:

	2005	2004	2003
Net sales (in billions)	$37.0	$30.6	$26.6
Net sales increase:
Total	21.0%	15.1%	10.0%
Pharmacy	22.0%	17.1%	11.9%
Front store	18.4%	10.5%	5.7%
Same store sales increase:
Total	6.5%	5.5%	5.8%
Pharmacy	7.0%	7.0%	8.1%
Front store	5.5%	2.3%	1.2%
Pharmacy % of total sales	70.2%	70.0%	68.8%
Third party % of pharmacy sales	94.1%	94.1%	93.2%
Prescriptions filled (in millions)	434	366	335

As you review our net sales performance, we believe you should consider the following important information:

•	Total net sales were significantly affected by the July 31, 2004 acquisition of the Acquired Businesses. Excluding the sales from the Acquired Businesses, total sales increased approximately 8.4% and 5.2% during 2005 and 2004, respectively. Beginning in August 2005, same store sales include the acquired stores, which increased total same store sales by approximately 60 basis points in 2005.

•	Total net sales from new stores accounted for approximately 160 basis points of our total net sales percentage increase in 2005, and 190 basis points in 2004.

•	Total net sales continued to benefit from our ongoing relocation program, which moves existing in-line shopping center stores to larger, more convenient, freestanding locations. Historically, we have achieved significant improvements in customer count and net sales when we do this. Although the number of annual relocations has decreased, our relocation strategy remains an important component of our overall growth strategy. As of December 31, 2005, approximately 59% of our existing stores were freestanding, compared to approximately 55% at January 1, 2005.

•	The increase in total net sales in 2004 was negatively affected by the 53rd week in 2003, which generated $530.8 million in net sales.

•	Pharmacy sales growth continued to benefit from new market expansions, increased penetration in existing markets, our ability to attract and retain managed care customers and favorable industry trends. These trends include an aging American population; many “baby boomers” are now in their fifties and are consuming a greater number of prescription drugs. The increased use of pharmaceuticals as the first line of defense for individual healthcare also contributed to the growing demand for pharmacy services. We believe these favorable industry trends will continue.

•	Pharmacy sales were negatively impacted in all years by the conversion of brand named drugs to equivalent generic drugs, which typically have a lower selling price. However, our gross margins on generic drug sales are generally higher than our gross margins on equivalent brand named drug sales.

•	Our pharmacy sales growth has also been adversely affected by the growth of the mail order channel, a decline in the number of significant new drug introductions, higher consumer co-payments and co-insurance arrangements and an increase in the number of over-the-counter remedies that had historically only been available by prescription. To address the growth in mail order, we may choose not to participate in certain prescription benefit programs that mandate filling maintenance prescriptions through a mail order service facility. In the event we elect to, for any reason, withdraw from current programs and/or decide not to participate in future programs, we may not be able to sustain our current rate of sales growth.

Gross margin, which includes net sales less the cost of merchandise sold during the reporting period and the related purchasing costs, warehousing costs, delivery costs and actual and estimated inventory losses, as a percentage of net sales was 26.8% in 2005. This compares to 26.3% in 2004 and 25.8% in 2003. As you review our gross margin performance, we believe you should consider the following important information:

•	Our pharmacy gross margin rate continued to benefit from an increase in generic drug sales in 2005, which normally yield a higher gross margin than equivalent brand name drug sales.

•	Our gross margin rate continued to benefit from reduced inventory losses as a result of new and continuing programs implemented in our existing stores and the Acquired Businesses. While we believe these programs will continue to provide operational benefits, particularly for the Acquired Businesses, we expect the future financial improvement to be less significant. In addition, we cannot guarantee that our programs will continue to reduce inventory losses.

•	Our gross margin rate continues to be adversely affected by pharmacy sales growing at a faster pace than front store sales. On average, our gross margin on pharmacy sales is lower than our gross margin on front store sales. Pharmacy sales were 70.2% of total sales in 2005, compared to 70.0% in 2004 and 68.8% in 2003.

•	Sales to customers covered by third party insurance programs have continued to increase and, thus, have become a larger component of our total pharmacy business. On average, our gross margin on third party pharmacy sales is lower than our gross margin on non-third party pharmacy sales. Third party pharmacy sales were 94.1% of pharmacy sales in 2005 and 2004, compared to 93.2% in 2003. We expect these negative trends to continue. In particular, the introduction of the new Medicare Part D benefit is anticipated to increase utilization and decrease pharmacy gross margin rates as higher margin business (such as cash and state Medicaid customers) migrate to Part D coverage. Further, on February 8, 2006, the President signed into law the Deficit Reduction Act of 2005 (the “Act”). The Act seeks to reduce federal spending by $3.6 billion over a five-year period by altering the Medicaid reimbursement formula for multi-source (i.e., generic) drugs. According to the Congressional Budget Office, retail pharmacies are expected to negotiate with individual states for higher dispensing fees to mitigate the adverse effect of these changes. These changes take effect January 1, 2007 and are expected to result in reduced Medicaid reimbursement rates for retail pharmacies. In addition, the President’s proposed budget for fiscal year 2007 contains further reductions in the Medicaid reimbursement formula for multi-source drugs. The extent of these reductions cannot be determined at this time.

Total operating expenses, which include store and administrative payroll, employee benefits, store and administrative occupancy costs, selling expenses, advertising expenses, administrative expenses and depreciation and amortization expense were 21.3% of net sales in 2005. This compares to 21.5% of net sales in 2004 and 20.5% in 2003. As you review our total operating expenses, we believe you should consider the following important information:

•	Total operating expenses as a percentage of net sales continued to be impacted by an increase in the sale of generic drugs, which typically have a lower selling price than their brand named equivalents. Fiscal 2005 was also impacted by higher payroll and benefit costs.

•	During the fourth quarter of 2004, we conformed our accounting for operating leases and leasehold improvements to the views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission to the American Institute of Certified Public Accountants on February 7, 2005. As a result, we recorded a $65.9 million non-cash pre-tax adjustment to total operating expenses, which represents the cumulative effect of the adjustment for a period of approximately 20 years (the “Lease Adjustment”). Since the Lease Adjustment was not material to 2004 or any previously reported fiscal year, the cumulative effect was recorded in the fourth quarter of 2004. For internal comparisons, management finds it useful to assess year-to-year performance excluding the Lease Adjustment, which results in comparable 2004 total operating expenses as a percentage of net sales of 21.3%.

•	Total operating expenses as a percentage of net sales also increased during 2004 due to integration and incremental costs as a result of the acquisition of the Acquired Businesses. In addition, the acquired stores had lower average sales per store during 2004, increasing operating expenses as a percentage of net sales.

•	Fiscal 2004 and 2003 were impacted by an increase in payroll and benefit costs driven by an increase in the number of 24-hour and extended hour stores, as well as new stores.

Interest expense, net consisted of the following:

In millions	2005	2004	2003
Interest expense	$117.0	$64.0	$53.9
Interest income	(6.5)	(5.7)	(5.8)

Interest expense, net	$110.5	$58.3	$48.1

The increase in interest expense, net during 2005 and 2004 was primarily driven by the increase in debt used to fund the acquisition of the Acquired Businesses, which occurred during the third quarter of 2004.

Income tax provision ~ Our effective income tax rate was 35.8% in 2005, 34.2% in 2004 and 38.4% in 2003. As you review our income tax provision, we believe you should consider the following important information:

•	During the fourth quarter of 2005, an assessment of tax reserves resulted in a reduction that was principally based on resolving certain state tax matters. As a result, the Company reversed $52.6 million of previously recorded tax reserves through the income tax provision.

•	During the fourth quarter of 2004, an assessment of tax reserves resulted in a reduction that was principally based on finalizing certain tax return years and on a 2004 court decision that was relevant to the industry. As a result, the Company reversed $60.0 million of previously recorded tax reserves through the income tax provision.

•	For internal comparisons, management finds it useful to assess year-to-year performance excluding the impact of the tax benefit in 2005 and 2004 discussed above, and uses 38.6%, 38.5% and 38.4% as comparable effective tax rates for 2005, 2004 and 2003, respectively.

Net earnings increased $305.9 million or 33.3% to $1.2 billion (or $1.45 per diluted share) in 2005. This compares to $918.8 million (or $1.10 per diluted share) in 2004, and $847.3 million (or $1.03 per diluted share) in 2003. For internal comparisons, management finds it useful to assess year-to-year performance excluding the $52.6 million tax reserve reversal discussed above, and uses $1.2 billion (or $1.39 per diluted share) for comparable net earnings in 2005. In addition, management finds it useful to remove the $40.5 million after-tax effect of the $65.9 million Lease Adjustment to total operating expense and the $60.0 million tax reserve reversal, discussed above, and uses $899.3 million (or $1.08 per diluted share) for its internal comparisons in 2004.

Liquidity & Capital Resources

We anticipate that our cash flow from operations, supplemented by short-term commercial paper and long-term borrowings, will continue to fund the future growth of our business.

Net cash provided by operating activities increased to $1,612.1 million in 2005. This compares to $914.2 million in 2004 and $968.9 million in 2003. The increase in net cash provided by operations during 2005 primarily resulted from increased revenues and improved inventory management. Fiscal 2004 reflected increased inventory payments as a result of higher inventory levels, and higher operating costs associated with the Acquired Businesses and investments, including the cost of extending store hours. The elevated inventory levels during 2004 were primarily the result of inventory purchased to reset the acquired stores with the CVS/pharmacy product mix.

Net cash used in investing activities decreased to $911.6 million in 2005. This compares to $3,163.3 million in 2004 and $753.6 million in 2003. The decrease in net cash used in investing activities during 2005 related to a decrease in acquisitions, as 2004 included the acquisition of the Acquired Businesses. Gross capital expenditures totaled $1,495.4 million during 2005, compared to $1,347.7 million in 2004 and $1,121.7 million in 2003. During 2005, approximately 56% of our total capital expenditures were for new store construction, 29% for store expansion and improvements and 15% for technology and other corporate initiatives, including a new distribution center in Florida, which is expected to be completed during 2006.

During 2006, we currently plan to invest over $1.4 billion in gross capital expenditures, which will include spending for approximately 250-275 new or relocated stores.

Following is a summary of our store development activity for the respective years:

	2005	2004	2003
Total stores (beginning of year)	5,375	4,179	4,087
New and acquired stores	166	1,397	150
Closed stores	(70)	(201)	(58)

Total stores (end of year)	5,471	5,375	4,179
Relocated stores(1)	131	96	125

(1)	Relocated stores are not included in new or closed store totals.

Net cash used in financing activities was $579.4 million in 2005, compared to net cash provided by financing activities of $1,798.2 million in 2004 and net cash used in financing activities of $72.5 million in 2003. The increase in net cash used in financing activities during 2005 was primarily due to a reduction in short-term borrowings. Fiscal 2004 reflected the financing of the acquisition of the Acquired Businesses, including the issuance of the Notes (defined below) during the third quarter of 2004. The increase was offset, in part, by the repayment of the $300 million, 5.5% unsecured senior notes, which matured during the first quarter of 2004. During 2005, we paid common stock dividends totaling $117.5 million, or $0.145 per common share. In January 2006, our Board of Directors authorized a 7% increase in our common stock dividend to $0.155 per share for 2006.

We believe that our current cash on hand and cash provided by operations, together with our ability to obtain additional short-term and long-term financing, will be sufficient to cover our working capital needs, capital expenditures, debt service and dividend requirements for at least the next several years.

We had $253.4 million of commercial paper outstanding at a weighted average interest rate of 3.3% as of December 31, 2005. In connection with our commercial paper program, we maintain a $650 million, five-year unsecured back-up credit facility, which expires on May 21, 2006, and a $675 million, five-year unsecured back-up credit facility, which expires on June 2, 2010. In addition, we maintain a $675 million, five-year unsecured back-up credit facility, which expires on June 11, 2009. The credit facilities allow for borrowings at various rates that are dependent in part on our public debt rating. As of December 31, 2005, we had no outstanding borrowings against the credit facilities.

On September 14, 2004, we issued $650 million of 4.0% unsecured senior notes due September 15, 2009, and $550 million of 4.875% unsecured senior notes due September 15, 2014 (collectively the “Notes”). The Notes pay interest semi-annually and may be redeemed at any time, in whole or in part at a defined redemption price plus accrued interest. Net proceeds from the Notes were used to repay a portion of the outstanding commercial paper issued to finance the acquisition of the Acquired Businesses. As of December 31, 2005, we had no freestanding derivatives in place.

Our credit facilities and unsecured senior notes contain customary restrictive financial and operating covenants. These covenants do not include a requirement for the acceleration of our debt maturities in the event of a downgrade in our credit rating. We do not believe that the restrictions contained in these covenants materially affect our financial or operating flexibility.

Our liquidity is based, in part, on maintaining investment-grade debt ratings. As of December 31, 2005, our long-term debt was rated “A3” by Moody’s and “A-” by Standard & Poor’s, and our commercial paper program was rated “P-2” by Moody’s and “A-2” by Standard & Poor’s. In assessing our credit strength, we believe that both Moody’s and Standard & Poor’s considered, among other things, our capital structure and financial policies as well as our consolidated balance sheet and other financial information. Our debt ratings have a direct impact on our future borrowing costs, access to capital markets and new store operating lease costs. Subsequent to our entry into the definitive agreement with Albertson’s in January 2006, Standard & Poor’s placed our long-term debt on a negative outlook, while Moody’s placed all our ratings under review for possible downgrade. While a downgrade is possible, our long-term debt ratings are expected to remain investment grade.

Off-Balance Sheet Arrangements

In connection with executing operating leases, we provide a guarantee of the lease payments. We finance a portion of our new store development through sale-leaseback transactions, which involve selling stores to unrelated parties and then leasing the stores back under leases that qualify and are accounted for as operating leases. We do not have any retained or contingent interests in the stores, nor do we provide any guarantees, other than a guarantee of the lease payments, in connection with the transactions. In accordance with generally accepted accounting principles, our operating leases are not reflected in our consolidated balance sheet.

Between 1991 and 1997, we sold or spun off a number of subsidiaries, including Bob’s Stores, Linens ‘n Things, Marshalls, Kay-Bee Toys, Wilsons, This End Up and Footstar. In many cases, when a former subsidiary leased a store, we provided a guarantee of the store’s lease obligations. When the subsidiaries were disposed of, the guarantees remained in place, although each initial purchaser agreed to indemnify us for any lease obligations we were required to satisfy. If any of the purchasers were to become insolvent and failed to make the required payments under a store lease, we could be required to satisfy these obligations. Assuming that each respective purchaser became insolvent, and we were required to assume all of these lease obligations, we estimate that we could settle the obligations for approximately $400 to $450 million as of December 31, 2005. As of December 31, 2005, we guaranteed approximately 360 such store leases, with the maximum remaining lease term extending through 2018.

We currently believe that the ultimate disposition of any of the lease guarantees will not have a material adverse effect on our consolidated financial condition, results of operations or future cash flows.

Following is a summary of our significant contractual obligations as of December 31, 2005:

	Payments Due by Period
In millions	Total	Within 1 Year	1-3 Years	3-5 Years	After 5 Years
Operating leases	$16,327.7	$1,233.0	$2,306.1	$2,295.8	$10,492.8
Long-term debt	1,935.0	341.4	387.3	652.4	553.9
Purchase obligations	70.5	24.5	46.0	—	—
Other long-term liabilities reflected in our consolidated balance sheet	284.5	61.6	170.6	40.9	11.4
Capital lease obligations	0.7	0.2	0.2	0.3	—

	$18,618.4	$1,660.7	$2,910.2	$2,989.4	$11,058.1

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with generally accepted accounting principles, which require management to make certain estimates and apply judgment. We base our estimates and judgments on historical experience, current trends and other factors that management believes to be important at the time the consolidated financial statements are prepared. On a regular basis, we review our accounting policies and how they are applied and disclosed in our consolidated financial statements. While we believe that the historical experience, current trends and other factors considered support the preparation of our consolidated financial statements in conformity with generally accepted accounting principles, actual results could differ from our estimates, and such differences could be material.

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

Impairment of Long-Lived Assets

We account for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” As such, we evaluate the recoverability of long-lived assets, including intangible assets with finite lives, but excluding goodwill, which is tested for impairment using a separate test, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We group and evaluate long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, we first compare the carrying amount of the asset group to the individual store’s estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying amount of the asset group, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset group to the individual store’s estimated future cash flows (discounted and with interest charges). If required, an impairment loss is recorded for the portion of the asset group’s carrying value that exceeds the individual store’s estimated future cash flows (discounted and with interest charges).

Our impairment loss calculation contains uncertainty since we must use judgment to estimate each store’s future sales, profitability and cash flows. When preparing these estimates, we consider each store’s historical results and current operating trends and our consolidated sales, profitability and cash flow results and forecasts. These estimates can be affected by a number of factors including, but not limited to, general economic conditions, the cost of real estate, the continued efforts of third party organizations to reduce their prescription drug costs, the continued efforts of competitors to gain market share and consumer spending patterns. We have not made any material changes to our impairment loss assessment methodology during the past three years.

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

The initial calculation and subsequent evaluations of our closed store lease liability contains uncertainty since we must use judgment to estimate the timing and duration of future vacancy periods, the amount and timing of future lump sum settlement payments and the amount and timing of potential future sublease income. When estimating these potential termination costs and their related timing, we consider a number of factors, which include, but are not limited to, historical settlement experience, the owner of the property, the location and condition of the property, the terms of the underlying lease, the specific marketplace demand and general economic conditions. We have not made any material changes in the reserve methodology used to record closed store lease reserves during the past three years.

Self-Insurance Liabilities

We are self-insured for certain losses related to general liability, workers’ compensation and auto liability although we maintain stop loss coverage with third party insurers to limit our total liability exposure. We are also self-insured for certain losses related to health and medical liabilities.

The estimate of our self-insurance liability contains uncertainty since we must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating our self-insurance liability we consider a number of factors, which include, but are not limited to, historical claim experience, demographic factors, severity factors and valuations provided by independent third party actuaries.

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

Recent Accounting Pronouncements

In December 2004, SFAS No. 123(R), “Share-Based Payment”, was issued. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. The statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The provisions of this statement are required to be adopted for annual periods beginning after June 15, 2005. We believe the adoption of this statement will decrease our diluted earnings per share by approximately $0.05 in 2006; however, we continue to evaluate the potential impact as the amount is subject to variation based on the granting of stock compensation during 2006. Please see Note 7 to our consolidated financial statements for additional information regarding stock-based compensation.

In October 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period.” The FSP addresses the accounting for rental costs associated with operating leases that are incurred during a construction period and requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense. The provisions of the FSP are required to be applied to the first reporting period beginning after December 15, 2005. We do not expect that the adoption of this position will have a material impact on our consolidated results of operations or financial position.

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

By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons, including, but not limited to:

•	The continued efforts of health maintenance organizations, managed care organizations, pharmacy benefit management companies and other third party payors to reduce prescription drug costs and pharmacy reimbursement rates;

•	The potential effect on pharmacy sales and gross margin rates attributable to the introduction in 2006 of a new Medicare prescription drug benefit and the continued efforts by various government entities to reduce state Medicaid pharmacy reimbursement rates;

•	The growth of mail order pharmacies and changes to pharmacy benefit plans requiring maintenance medications to be filled exclusively through mail order pharmacies;

•	The effect on PharmaCare of increased competition in the pharmacy benefit management industry, a declining margin environment attributable to increased client demands for lower prices, enhanced service offerings and/or higher service levels and the possible termination of, or unfavorable modification to, contractual arrangements with key clients or providers;

•	Our ability to continue to improve the operating results of the Acquired Businesses;

•	Our ability to consummate the recently announced Albertson’s transaction and successfully integrate the business to be acquired;

•	Increased competition from other drugstore chains, supermarkets, discount retailers, membership clubs and Internet companies, as well as changes in consumer preferences or loyalties;

•	The frequency and rate of introduction of successful new prescription drugs;

•	Our ability to generate sufficient cash flows to support capital expansion and general operating activities;

•	Interest rate fluctuations and changes in capital market conditions or other events affecting our ability to obtain necessary financing on favorable terms;

•	Our ability to identify, implement and successfully manage and finance strategic expansion opportunities including entering new markets, acquisitions and joint ventures;

•	Our ability to establish effective advertising, marketing and promotional programs (including pricing strategies and price reduction programs implemented in response to competitive pressures and/or to drive demand);

•	Our ability to continue to secure suitable new store locations under acceptable lease terms;

•	Our ability to attract, hire and retain suitable pharmacists and management personnel;

•	Our ability to achieve cost efficiencies and other benefits from various operational initiatives and technological enhancements;

•	Litigation risks as well as changes in laws and regulations, including changes in accounting standards and taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations);

•	The creditworthiness of the purchasers of businesses formerly owned by CVS and whose leases are guaranteed by CVS;

•	Fluctuations in inventory cost, availability and loss levels and our ability to maintain relationships with suppliers on favorable terms;

•	Our ability to implement successfully and to manage new computer systems and technologies;

•	The strength of the economy in general or in the markets served by CVS, including changes in consumer purchasing power and/or spending patterns; and

•	Other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

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

Management’s Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining effective internal control over financial reporting. Our Company’s internal control over financial reporting includes those policies and procedures that pertain to the Company’s ability to record, process, summarize and report a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that the unauthorized acquisition, use or disposition of assets are prevented or timely detected and that transactions are authorized, recorded and reported properly to permit the preparation of financial statements in accordance with generally accepted accounting principles (GAAP) and receipt and expenditures are duly authorized. In order to ensure the Company’s internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 31, 2005.

We conduct an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation, evaluation of the design effectiveness and testing of the operating effectiveness of controls. Our system of internal control over financial reporting is enhanced by periodic reviews by our internal auditors, written policies and procedures and a written Code of Conduct adopted by our Company’s Board of Directors, applicable to all employees of our Company. In addition, we have an internal Disclosure Committee, comprised of management from each functional area within the Company, which performs a separate review of our disclosure control and procedures. There are inherent limitations in the effectiveness of any system of internal controls over financial reporting.

Based on our evaluation, we conclude our Company’s internal control over financial reporting is effective and provides reasonable assurance that assets are safeguarded and that the financial records are reliable for preparing financial statements as of December 31, 2005.

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

March 14, 2006

Report of Independent Registered Public Accounting Firm

KPMG LLP

The Board of Directors and Shareholders

CVS Corporation

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that CVS Corporation and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that CVS Corporation and subsidiaries maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control — Integrated Framework issued by COSO. Also, in our opinion, CVS Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CVS Corporation and subsidiaries as of December 31, 2005 and January 1, 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the fifty-two week periods ended December 31, 2005 and January 1, 2005 and the fifty-three week period ended January 3, 2004, and our report dated March 14, 2006, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

KPMG LLP

Providence, Rhode Island

March 14, 2006

Consolidated Statements of Operations

	Fiscal Year Ended
In millions, except per share amounts	Dec. 31, 2005 (52 weeks)	Jan. 1, 2005 (52 weeks)	Jan. 3, 2004 (53 weeks)
Net sales	$37,006.2	$30,594.3	$26,588.0
Cost of goods sold, buying and warehousing costs	27,105.0	22,563.1	19,725.0

Gross margin	9,901.2	8,031.2	6,863.0
Selling, general and administrative expenses	7,292.6	6,079.7	5,097.7
Depreciation and amortization	589.1	496.8	341.7

Total operating expenses	7,881.7	6,576.5	5,439.4

Operating profit	2,019.5	1,454.7	1,423.6
Interest expense, net	110.5	58.3	48.1

Earnings before income tax provision	1,909.0	1,396.4	1,375.5
Income tax provision	684.3	477.6	528.2

Net earnings	1,224.7	918.8	847.3
Preference dividends, net of income tax benefit	14.1	14.2	14.6

Net earnings available to common shareholders	$1,210.6	$904.6	$832.7

Basic earnings per common share:
Net earnings	$1.49	$1.13	$1.06

Weighted average common shares outstanding	811.4	797.2	788.8

Diluted earnings per common share:
Net earnings	$1.45	$1.10	$1.03

Weighted average common shares outstanding	841.6	830.8	815.4

Dividends declared per common share	$0.1450	$0.1325	$0.1150

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

In millions, except shares and per share amounts	Dec. 31, 2005	Jan. 1, 2005
Assets:
Cash and cash equivalents	$513.4	$392.3
Accounts receivable, net	1,839.6	1,764.2
Inventories	5,719.8	5,453.9
Deferred income taxes	241.1	243.1
Other current assets	78.8	66.0

Total current assets	8,392.7	7,919.5

Property and equipment, net	3,952.6	3,505.9
Goodwill	1,789.9	1,898.5
Intangible assets, net	802.2	867.9
Deferred income taxes	122.5	137.6
Other assets	223.5	217.4

Total assets	$15,283.4	$14,546.8

Liabilities:
Accounts payable	$2,467.5	$2,275.9
Accrued expenses	1,521.4	1,666.7
Short-term debt	253.4	885.6
Current portion of long-term debt	341.6	30.6

Total current liabilities	4,583.9	4,858.8

Long-term debt	1,594.1	1,925.9
Other long-term liabilities	774.2	774.9
Commitments and contingencies (Note 10)

Shareholders’ equity:
Preferred stock, $0.01 par value: authorized 120,619 shares; no shares issued or outstanding	—	—
Preference stock, series one ESOP convertible, par value $1.00: authorized 50,000,000 shares; issued and outstanding 4,165,000 shares December 31, 2005 and 4,273,000 shares at January 1, 2005	222.6	228.4
Common stock, par value $0.01: authorized 1,000,000,000 shares; issued 838,841,000 shares at December 31, 2005 and 828,552,000 shares at January 1, 2005	8.4	8.3
Treasury stock, at cost: 24,533,000 shares at December 31, 2005 and 26,634,000 shares at January 1, 2005	(356.5)	(385.9)
Guaranteed ESOP obligation	(114.0)	(140.9)
Capital surplus	1,922.4	1,687.3
Retained earnings	6,738.6	5,645.5
Accumulated other comprehensive loss	(90.3)	(55.5)

Total shareholders’ equity	8,331.2	6,987.2

Total liabilities and shareholders’ equity	$15,283.4	$14,546.8

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Shares			Dollars
In millions	Dec. 31, 2005	Jan. 1, 2005	Jan. 3, 2004	Dec. 31, 2005	Jan. 1, 2005	Jan. 3, 2004
Preference stock:
Beginning of year	4.3	4.5	4.7	$228.4	$242.7	$250.4
Conversion to common stock	(0.1)	(0.2)	(0.2)	(5.8)	(14.3)	(7.7)

End of year	4.2	4.3	4.5	222.6	228.4	242.7

Common stock:
Beginning of year	828.6	820.4	818.6	8.3	8.2	8.2
Stock options exercised and awards	10.2	8.2	1.8	0.1	0.1	—

End of year	838.8	828.6	820.4	8.4	8.3	8.2

Treasury stock:
Beginning of year	(26.6)	(29.6)	(32.4)	(385.9)	(428.6)	(469.5)
Purchase of treasury shares	—	—	—	(1.7)	(0.8)	(0.5)
Conversion of preference stock	0.5	1.2	0.6	7.3	17.9	9.6
Employee stock purchase plan issuance	1.6	1.8	2.2	23.8	25.6	31.8

End of year	(24.5)	(26.6)	(29.6)	(356.5)	(385.9)	(428.6)

Guaranteed ESOP obligation:
Beginning of year				(140.9)	(163.2)	(194.4)
Reduction of guaranteed ESOP obligation				26.9	22.3	31.2

End of year				(114.0)	(140.9)	(163.2)

Capital surplus:
Beginning of year				1,687.3	1,553.1	1,542.5
Conversion of preference stock				(1.5)	(3.6)	(1.9)
Stock option activity and awards				188.8	119.4	9.2
Tax benefit on stock options and awards				47.8	18.4	3.3

End of year				1,922.4	1,687.3	1,553.1

Accumulated other comprehensive loss:
Beginning of year				(55.5)	(36.9)	(44.6)
Recognition of unrealized gain/(loss) on derivatives				2.9	(19.8)	—
Minimum pension liability adjustment				(37.7)	1.2	7.7

End of year				(90.3)	(55.5)	(36.9)

Retained earnings:
Beginning of year				5,645.5	4,846.5	4,104.4
Net earnings				1,224.7	918.8	847.3
Preference stock dividends				(16.2)	(16.6)	(17.7)
Tax benefit on preference stock dividends				2.1	2.4	3.1
Common stock dividends				(117.5)	(105.6)	(90.6)

End of year				6,738.6	5,645.5	4,846.5

Total shareholders’ equity				$8,331.2	$6,987.2	$6,021.8

Comprehensive income:
Net earnings				$1,224.7	$918.8	$847.3
Recognition of unrealized gain/(loss) on derivatives				2.9	(19.8)	—
Minimum pension liability, net of income tax				(37.7)	1.2	7.7

Comprehensive income				$1,189.9	$900.2	$855.0

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
In millions	Dec. 31, 2005 (52 weeks)	Jan. 1, 2005 (52 weeks)	Jan. 3, 2004 (53 weeks)
Cash flows from operating activities:
Cash receipts from sales	$36,923.1	$30,545.8	$26,276.9
Cash paid for inventory	(26,403.9)	(22,469.2)	(19,262.9)
Cash paid to other suppliers and employees	(8,186.7)	(6,528.5)	(5,475.5)
Interest and dividends received	6.5	5.7	5.7
Interest paid	(135.9)	(70.4)	(64.9)
Income taxes paid	(591.0)	(569.2)	(510.4)

Net cash provided by operating activities	1,612.1	914.2	968.9

Cash flows from investing activities:
Additions to property and equipment	(1,495.4)	(1,347.7)	(1,121.7)
Proceeds from sale-leaseback transactions	539.9	496.6	487.8
Acquisitions, net of cash and investments	12.1	(2,293.7)	(133.1)
Cash outflow from hedging activities	—	(32.8)	—
Proceeds from sale or disposal of assets	31.8	14.3	13.4

Net cash used in investing activities	(911.6)	(3,163.3)	(753.6)

Cash flows from financing activities:
Reductions in long-term debt	(10.5)	(301.5)	(0.8)
Additions to long-term debt	16.5	1,204.1	—
Proceeds from exercise of stock options	178.4	129.8	38.3
Dividends paid	(131.6)	(119.8)	(105.2)
Additions to/ (reductions in) short-term debt	(632.2)	885.6	(4.8)

Net cash (used in) provided by financing activities	(579.4)	1,798.2	(72.5)

Net increase (decrease) in cash and cash equivalents	121.1	(450.9)	142.8
Cash and cash equivalents at beginning of year	392.3	843.2	700.4

Cash and cash equivalents at end of year	$513.4	$392.3	$843.2

Reconciliation of net earnings to net cash provided by operating activities:
Net earnings	$1,224.7	$918.8	$847.3
Adjustments required to reconcile net earnings to net cash provided by operating activities: provided by operating activities:
Depreciation and amortization	589.1	496.8	341.7
Deferred income taxes and other non-cash items	13.5	(23.6)	41.1
Change in operating assets and liabilities providing/(requiring) cash, net of effects from acquisitions:
Accounts receivable, net	(83.1)	(48.4)	(311.1)
Inventories	(265.2)	(509.8)	2.1
Other current assets	(13.2)	35.7	(3.0)
Other assets	(0.1)	8.5	(0.4)
Accounts payable	192.2	109.4	(41.5)
Accrued expenses	(43.8)	(144.2)	116.5
Other long-term liabilities	(2.0)	71.0	(23.8)

Net cash provided by operating activities	$1,612.1	$914.2	$968.9

See accompanying notes to consolidated financial statements.

1	Significant Accounting Policies

Description of business ~ CVS Corporation (the “Company”) is a leader in the retail drugstore industry in the United States. The Company sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, film and photofinishing services, seasonal merchandise, greeting cards and convenience foods, through its CVS/pharmacy® retail stores and online through CVS.com®. The Company also provides pharmacy benefit management, mail order services and specialty pharmacy services through PharmaCare Management Services and PharmaCare Pharmacy® stores. As of December 31, 2005, the Company operated 5,471 retail and specialty pharmacy stores in 37 states and the District of Columbia.

Basis of presentation ~ The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Stock Split ~ On May 12, 2005, the Company’s Board of Directors authorized a two-for-one stock split, which was effected in the form of a dividend by the issuance of one additional share of common stock for each share of common stock outstanding. These shares were distributed on June 6, 2005 to shareholders of record as of May 23, 2005. All share and per share amounts presented herein have been restated to reflect the effect of the stock split.

Fiscal Year ~ The Company’s fiscal year is a 52 or 53 week period ending on the Saturday nearest to December 31. Fiscal 2005, which ended on December 31, 2005, and fiscal 2004, which ended on January 1, 2005, each included 52 weeks. Fiscal 2003, which ended on January 3, 2004, included 53 weeks. Unless otherwise noted, all references to years relate to these fiscal years.

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

Accounts receivable ~ Accounts receivable are stated net of an allowance for uncollectible accounts of $53.2 million and $57.3 million as of December 31, 2005 and January 1, 2005, respectively. The balance primarily includes amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies) and vendors.

Fair value of financial instruments ~ As of December 31, 2005, the Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and short-term debt. Due to the short-term nature of these instruments, the Company’s carrying value approximates fair value. The carrying amount of long-term debt was $1.9 billion, and the estimated fair value was $1.9 billion as of December 31, 2005 and January 1, 2005.

The fair value of long-term debt was estimated based on rates currently offered to the Company for debt with similar terms and maturities. The Company had outstanding letters of credit, which guaranteed foreign trade purchases, with a fair value of $9.5 million as of December 31, 2005, and $7.8 million as of January 1, 2005. There were no outstanding investments in derivative financial instruments as of December 31, 2005 or January 1, 2005.

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

Following are the components of property and equipment included in the consolidated balance sheets as of the respective balance sheet dates:

In millions	Dec. 31, 2005	Jan. 1, 2005
Land	$322.4	$262.6
Building and improvements	631.0	612.6
Fixtures and equipment	3,484.1	2,943.8
Leasehold improvements	1,496.7	1,286.5
Capitalized software	198.6	168.2
Capital leases	1.3	1.3

	6,134.1	5,275.0
Accumulated depreciation and amortization	(2,181.5)	(1,769.1)

	$3,952.6	$3,505.9

The Company capitalizes application development stage costs for significant internally developed software projects. These costs are amortized over a five-year period. Unamortized costs were $84.3 million as of December 31, 2005 and $78.6 million as of January 1, 2005.

Impairment of long-lived assets ~ The Company accounts for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” As such, the Company groups and evaluates fixed and finite-lived intangible assets excluding goodwill, for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset group to the individual store’s estimated future

30

cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset group, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset group to the individual store’s estimated fair value based on estimated future cash flows (discounted and with interest charges). If the carrying amount exceeds the individual store’s estimated future cash flows (discounted and with interest charges), the loss is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets.

Goodwill ~ The Company accounts for goodwill and intangibles under SFAS No. 142, “Goodwill and Other Intangible Assets.” As such, goodwill and other indefinite-lived assets are not amortized, but are subject to annual impairment reviews. See Note 3 for further information on goodwill.

Intangible assets ~ Purchased customer lists are amortized on a straight-line basis over their estimated useful lives of up to 10 years. Purchased leases are amortized on a straight-line basis over the remaining life of the lease. See Note 3 for further information on intangible assets.

Revenue recognition ~ The Company recognizes revenue from the sale of merchandise at the time the merchandise is sold. Customer returns are immaterial. Service revenue from the Company’s pharmacy benefit management segment, which is recognized using the net method under Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” is recognized at the time the service is provided. Service revenue totaled $201.8 million in 2005, $129.3 million in 2004 and $96.0 million in 2003. Premium revenue from the Company’s pharmacy benefit management segment is accounted for under SFAS No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts,” and is recognized over the period of the contract in proportion to the amount of insurance coverage provided. Premiums collected in advance are deferred. Premium revenue totaled $91.6 million in 2005. There was no premium revenue in 2004 or 2003.

Insurance ~ The Company is self-insured for certain losses related to general liability, workers’ compensation and automobile liability. The Company obtains third party insurance coverage to limit exposure from these claims. The Company is also self-insured for certain losses related to health and medical liabilities.

The Company’s self-insurance accruals, which include reported claims and claims incurred but not reported, are calculated using standard insurance industry actuarial assumptions and the Company’s historical claims experience. During 2005, PharmaCare Management Services entered into certain risk-based or reinsurance arrangements in connection with providing pharmacy plan management services. Policies and contract claims include actual claims reported but not paid and estimates of health care services incurred but not reported. The estimated claims incurred but not reported are calculated using standard insurance industry actuarial assumptions based on historical data, current enrollment, health service utilization statistics and other related information and are provided by third party actuaries.

Vendor allowances ~ The Company accounts for vendor allowances under the guidance provided by EITF Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor”, and EITF Issue No. 03-10, “Application of EITF Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers.” Vendor allowances reduce the carrying cost of inventory unless they are specifically identified as a reimbursement for promotional programs and/or other services provided. Funds that are directly linked to advertising commitments are recognized as a reduction of advertising expense in the selling, general and administrative expenses line when the related advertising commitment is satisfied. Any such allowances received in excess of the actual cost incurred also reduce the carrying cost of inventory. The total value of any upfront payments received from vendors that are linked to purchase commitments is initially deferred. The deferred amounts are then amortized to reduce cost of goods sold over the life of the contract based upon purchase volume. The total value of any upfront payments received from vendors that are not linked to purchase commitments is also initially deferred. The deferred amounts are then amortized to reduce cost of goods sold on a straight-line basis over the life of the related contract. The total amortization of these upfront payments was not material to the accompanying consolidated financial statements.

Store opening and closing costs ~ New store opening costs, other than capital expenditures, are charged directly to expense when incurred. When the Company closes a store, the present value of estimated unrecoverable costs, including the remaining lease obligation less estimated sublease income and the book value of abandoned property and equipment, are charged to expense. The long-term portion of the lease obligations associated with store closings was $406.3 million and $507.1 million in 2005 and 2004, respectively.

Accumulated other comprehensive loss ~ Accumulated other comprehensive loss consists of a minimum pension liability and unrealized losses on derivatives. The minimum pension liability totaled $117.0 million pre-tax ($73.4 million after-tax) as of December 31, 2005. The unrealized loss on derivatives totaled $26.7 million pre-tax ($16.9 million after-tax) as of December 31, 2005. The minimum pension liability totaled $57.7 million pre-tax ($35.7 million after-tax) and $59.4 million pre-tax ($36.9 million after-tax) as of January 1, 2005 and January 3, 2004, respectively. The unrealized loss on derivatives totaled $31.2 million pre-tax ($19.8 million after-tax) as of January 1, 2005.

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

The following table summarizes the effect on net earnings and earnings per common share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation for the respective years:

In millions, except per share amounts		2005	2004	2003
Net earnings, as reported		$1,224.7	$918.8	$847.3
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects(1)		4.8	1.5	2.2
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		48.6	40.2	52.4

Pro forma net earnings		$1,180.9	$880.1	$797.1

Basic EPS:	As reported	$1.49	$1.13	$1.06
	Pro forma	1.44	1.09	0.99

Diluted EPS:	As reported	$1.45	$1.10	$1.03
	Pro forma	1.40	1.06	0.97

(1)	Amounts represent the after-tax compensation costs for restricted stock grants and expense related to the acceleration of vesting of stock options on certain terminated employees.

Advertising costs ~ Advertising costs are expensed when the related advertising takes place. Advertising costs, net of vendor funding, which is included in selling, general and administrative expenses, were $206.6 million in 2005, $205.7 million in 2004 and $178.2 million in 2003.

Interest expense, net ~ Interest expense was $117.0 million, $64.0 million and $53.9 million, and interest income was $6.5 million, $5.7 million and $5.8 million in 2005, 2004 and 2003, respectively. Capitalized interest totaled $12.7 million in 2005, $10.4 million in 2004 and $11.0 million in 2003.

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

When computing diluted earnings per common share, the Company assumes that the ESOP preference stock is converted into common stock and all dilutive stock options are exercised. After the assumed ESOP preference stock conversion, the ESOP Trust would hold common stock rather than ESOP preference stock and would receive common stock dividends ($0.145 per share in 2005, $0.1325 per share in 2004 and $0.115 per share in

2003) rather than ESOP preference stock dividends (currently $3.90 per share). Since the ESOP Trust uses the dividends it receives to service its debt, the Company would have to increase its contribution to the ESOP Trust to compensate it for the lower dividends. This additional contribution would reduce the Company’s net earnings, which in turn, would reduce the amounts that would be accrued under the Company’s incentive compensation plans.

Diluted earnings per common share is computed by dividing: (i) net earnings, after accounting for the difference between the dividends on the ESOP preference stock and common stock and after making adjustments for the incentive compensation plans, by (ii) Basic Shares plus the additional shares that would be issued assuming that all dilutive stock options are exercised and the ESOP preference stock is converted into common stock. Options to purchase 6.9 million and 9.4 million shares of common stock were outstanding as of December 31, 2005 and January 1, 2005, respectively, but were not included in the calculation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

New Accounting Pronouncements ~ In December 2004, SFAS No. 123(R), “Share-Based Payment,” was issued. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. The statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The provisions of this statement are required to be adopted for annual periods beginning after June 15, 2005. The Company believes the adoption of this statement will decrease diluted earnings per share by approximately $0.05 in 2006, however, the Company continues to evaluate the potential impact as the amount is subject to variation based on the granting of stock compensation during 2006. Please see Note 7 to the Company’s consolidated financial statements for additional information regarding stock-based compensation.

In October 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period.” The FSP addresses the accounting for rental costs associated with operating leases that are incurred during a construction period and requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense. The provisions of the FSP are required to be applied to the first reporting period beginning after December 15, 2005. The Company does not expect that the adoption of this position will have a material impact on the Company’s consolidated results of operations or financial position.

2	Acquisition

On July 31, 2004, the Company acquired certain assets and assumed certain liabilities from J.C. Penney Company, Inc. and certain of its subsidiaries, including Eckerd Corporation (“Eckerd”). The acquisition included more than 1,200 Eckerd retail drugstores and Eckerd Health Services, which includes Eckerd’s mail order and pharmacy benefit management businesses (collectively, the “Acquired Businesses”). The final purchase price, including transaction costs, was $2.1 billion.

Following is the allocation of the final purchase price and transaction costs:

Assets Acquired and Liabilities Assumed as of July 31, 2004

In millions
Cash and cash equivalents	$3.0
Accounts receivable	358.5
Inventories	928.4
Other current assets	67.2

Total current assets	1,357.1
Property and equipment	477.2
Goodwill	903.3
Intangible assets	500.0
Other assets	135.3

Total assets acquired	3,372.9

Accounts payable	499.5
Accrued expenses (1)(2)(3)	268.4

Total current liabilities	767.9
Other long-term liabilities(2)(3)	471.0

Total liabilities	1,238.9

Net assets acquired	2,134.0

(1)	Accrued expenses include $54.7 million for the estimated costs associated with terminating various Eckerd contracts that were in place at the time of acquisition. As of December 31, 2005, $40.1 million of this liability has been settled with cash payments. The $14.6 million remaining liability will require future cash payments through 2009. Accrued expenses also include $10.5 million for the estimated severance, benefits and outplacement costs for 1,090 Eckerd employees that will be terminated. As of December 31, 2005, $8.0 million of this liability has been settled with cash payments. The $2.5 million remaining liability will require future cash payments through 2007.
(2)	Accrued expenses include $23.0 million and Other long-term liabilities include $326.8 million for the estimated costs associated with the non-cancelable lease obligations of 302 Eckerd locations that the Company does not intend to operate. As of December 31, 2005, 275 of these locations have been closed and $100.8 million of this liability has been settled with cash payments. The $264.4 million remaining liability, which includes $9.2 of interest accretion, will require future cash payments through 2030.
(3)	The Company believes that the remaining liability balances discussed above are adequate to cover the remaining costs associated with the related activities.

The following pro forma combined results of operations have been provided for illustrative purposes only and do not purport to be indicative of the actual results that would have been achieved by the combined companies for the periods presented or that will be achieved by the combined companies in the future:

In millions, except per share amounts	2004
Pro forma:(1)(2)
Net sales	$34,564.3
Net earnings	907.0

Basic earnings per share	$1.12

Diluted earnings per share	1.11

(1)	The pro forma combined results of operations assume that the acquisition of the Acquired Businesses occurred at the beginning of the period presented. Such results have been prepared by adjusting the historical results of the Company to include the historical results of the Acquired Businesses, the incremental interest expense and the impact of the purchase price allocation discussed above.
(2)	The pro forma combined results of operations do not include any cost savings that resulted from the combination of the Company and the Acquired Businesses or any costs that were incurred by the Company to integrate the Acquired Businesses.

3	Goodwill and Other Intangibles

Goodwill represents the excess of the purchase price over the fair value of net assets acquired. The Company accounts for goodwill and intangibles under SFAS No. 142, “Goodwill and Other Intangible Assets.” As such, goodwill and other indefinite-lived assets are not amortized, but are subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate there may be an impairment. When evaluating goodwill for potential impairment, the Company first compares the fair value of the reporting unit, based on estimated future discounted cash flows, with its carrying amount. If the estimated fair value of the reporting unit is less than its carrying amount, an impairment loss calculation is prepared. The impairment loss calculation compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. During the third quarter of 2005, the Company performed its required annual goodwill impairment test, which concluded there was no impairment of goodwill.

The carrying amount of goodwill was $1,789.9 million and $1,898.5 million as of December 31, 2005 and January 1, 2005, respectively. During 2005, gross goodwill decreased $108.6 million due to an $85.0 million favorable post-closing adjustment to the purchase price paid for the Acquired Businesses and $23.6 million in adjustments recorded to finalize the purchase price allocation. There was no impairment of goodwill during 2005.

Intangible assets other than goodwill are required to be separated into two categories: finite-lived and indefinite-lived. Intangible assets with finite useful lives are amortized over their estimated useful lives, while intangible assets with indefinite useful lives are not amortized. The Company currently has no intangible assets with indefinite lives.

Following is a summary of the Company’s amortizable intangible assets as of the respective balance sheet dates:

	Dec. 31, 2005		Jan. 1, 2005
In millions	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer lists and Covenants not to compete	$1,152.4	$(435.9)	$1,102.8	$(321.8)
Favorable leases and Other	185.5	(99.8)	173.8	(86.9)

	$1,337.9	$(535.7)	$1,276.6	$(408.7)

The amortization expense for these intangible assets totaled $128.6 million in 2005, $95.9 million in 2004 and $63.2 million in 2003. The anticipated annual amortization expense for these intangible assets is $126.1 million in 2006, $119.7 million in 2007, $111.0 million in 2008, $102.7 million in 2009 and $93.3 million in 2010.

4	Borrowing and Credit Agreements

Following is a summary of the Company’s borrowings as of the respective balance sheet dates:

In millions	Dec. 31, 2005	Jan. 1, 2005
Commercial paper	$253.4	$885.6
5.625% senior notes due 2006	300.0	300.0
3.875% senior notes due 2007	300.0	300.0
4.0% senior notes due 2009	650.0	650.0
4.875% senior notes due 2014	550.0	550.0
8.52% ESOP notes due 2008(1)	114.0	140.9
Mortgage notes payable	21.0	14.8
Capital lease obligations	0.7	0.8

	2,189.1	2,842.1
Less:
Short-term debt	(253.4)	(885.6)
Current portion of long-term debt	(341.6)	(30.6)

	$1,594.1	$1,925.9

(1)	See Note 8 for further information about the Company’s ESOP Plan.

In connection with our commercial paper program, we maintain a $650 million, five-year unsecured back-up credit facility, which expires on May 21, 2006, and a $675 million, five-year unsecured back-up credit facility, which expires on June 2, 2010. In addition, we maintain a $675 million, five-year unsecured back-up credit facility, which expires on June 11, 2009. The credit facilities allow for borrowings at various rates depending on the

Company’s public debt ratings and require the Company to pay a quarterly facility fee of 0.1%, regardless of usage. As of December 31, 2005, the Company had no outstanding borrowings against the credit facilities. The weighted average interest rate for short-term debt was 3.3% and 1.8% as of December 31, 2005 and January 1, 2005, respectively.

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

To manage a portion of the risk associated with potential changes in market interest rates between the Company entering into a definitive agreement to purchase the Acquired Businesses and the placement of the long-term financing, the Company entered into Treasury-Lock Contracts (the “Contracts”) with total notional amounts of $600 million. The Company settled these Contracts at a loss of $32.8 million during the third quarter of 2004 in conjunction with the placement of the long-term financing. The Company accounts for the above derivatives in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as modified by SFAS No. 138, “Accounting for Derivative Instruments and Certain Hedging Activities,” which requires the resulting loss to be recorded in shareholders’ equity as a component of accumulated other comprehensive loss. This unrealized loss will be amortized as a component of interest expense over the life of the related long-term financing. As of December 31, 2005, the Company had no freestanding derivatives in place.

The credit facilities and unsecured senior notes contain customary restrictive financial and operating covenants. The covenants do not materially affect the Company’s financial or operating flexibility.

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2005 are $341.6 million in 2006, $341.9 million in 2007, $45.7 million in 2008, $651.3 million in 2009 and $1.4 million in 2010.

5	Leases

The Company leases most of its retail locations and eight of its distribution centers under non-cancelable operating leases, whose initial terms typically range from 15 to 25 years, along with options that permit renewals for additional periods. The Company also leases certain equipment and other assets under non-cancelable operating leases, whose initial terms typically range from 3 to 10 years. During 2004, the Company conformed its accounting for operating leases and leasehold improvements to the views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission to the American Institute of Certified Public Accountants on February 7, 2005. As a result, the Company recorded a $65.9 million non-cash pre-tax ($40.5 million after-tax) adjustment to total operating expenses, which represents the cumulative effect of the adjustment for a period of approximately 20 years (the “Lease Adjustment”). Since the effect of the Lease Adjustment was not material to 2004 or any previously reported fiscal year, the cumulative effect was recorded in the fourth quarter of 2004. Minimum rent is expensed on a straight-line basis over the term of the lease. In addition to minimum rental payments, certain leases require additional payments based on sales volume, as well as reimbursement for real estate taxes, common area maintenance and insurance, which are expensed when incurred.

Following is a summary of the Company’s net rental expense for operating leases for the respective years:

In millions	2005	2004	2003
Minimum rentals	$1,213.2	$1,020.6	$838.4
Contingent rentals	63.3	61.7	62.0

	1,276.5	1,082.3	900.4
Less: sublease income	(18.8)	(14.0)	(10.1)

	$1,257.7	$1,068.3	$890.3

Following is a summary of the future minimum lease payments under capital and operating leases as of December 31, 2005:

In millions	Capital Leases	Operating Leases
2006	$0.2	$1,233.0
2007	0.2	1,178.6
2008	0.2	1,127.5
2009	0.2	1,090.4
2010	0.1	1,205.4
Thereafter	0.0	10,492.8

	0.9	$16,327.7
Less: imputed interest	(0.2)

Present value of capital lease obligations	$0.7

The Company finances a portion of its store development program through sale-leaseback transactions. The properties are sold and the resulting leases qualify and are accounted for as operating leases. The Company does not have any retained or contingent interests in the stores, nor does the Company provide any guarantees, other than a guarantee of lease payments, in connection with the sale-leasebacks. Proceeds from sale-leaseback transactions totaled $539.9 million in 2005, $496.6 million in 2004 and $487.8 million in 2003. The operating leases that resulted from these transactions are included in the above table.

6	Pension Plans and Other Postretirement Benefits

Defined Contribution Plans

The Company sponsors a voluntary 401(k) Savings Plan that covers substantially all employees who meet plan eligibility requirements. The Company makes matching contributions consistent with the provisions of the plan. At the participant’s option, account balances, including the Company’s matching contribution, can be moved without restriction among various investment options, including the Company’s common stock. The Company also maintains a nonqualified, unfunded Deferred Compensation Plan for certain key employees. This plan provides participants the opportunity to defer portions of their compensation and receive matching contributions that they would have otherwise received under the 401(k) Savings Plan if not for certain restrictions and limitations under the Internal Revenue Code. The Company’s contributions under the above defined contribution plans totaled $64.9 million in 2005, $52.1 million in 2004 and $46.9 million in 2003. The Company also sponsors an Employee Stock Ownership Plan. See Note 8 for further information about this plan.

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

For measurement purposes, future healthcare costs are assumed to increase at an annual rate of 10.0%, decreasing to an annual growth rate of 5.0% in 2011 and thereafter. A one percent change in the assumed healthcare cost trend rate would change the accumulated postretirement benefit obligation by $0.6 million and the total service and interest costs by $0.1 million.

During 2004, the Company adopted FAS 106-2, “Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.” This statement requires disclosure of the effects of the Medicare Prescription Drug, Improvement and Modernization Act and an assessment of the impact of the federal subsidy on the accumulated postretirement benefit obligation and net periodic postretirement benefit cost. The adoption of this statement did not have a material impact on the Company’s consolidated results of operations, financial position or related disclosures.

Pension Plans

The Company sponsors a non-contributory defined benefit pension plan that covers certain full-time employees of Revco, D.S., Inc. who were not covered by collective bargaining agreements. On September 20, 1997, the Company suspended future benefit accruals under this plan. Benefits paid to retirees are based upon age at retirement, years of credited service and average compensation during the five-year period ended September 20, 1997. The plan is funded based on actuarial calculations and applicable federal regulations.

Pursuant to various labor agreements, the Company is also required to make contributions to certain union-administered pension and health and welfare plans that totaled $15.4 million in 2005, $15.0 million in 2004 and $13.2 million in 2003. The Company also has nonqualified supplemental executive retirement plans in place for certain key employees for whom it has purchased cost recovery variable life insurance.

The Company uses an investment strategy, which emphasizes equities in order to produce higher expected returns, and in the long run, lower expected expense and cash contribution requirements. The pension plan assets allocation targets 70% equity and 30% fixed income.

Following is the pension plan assets allocation by major category for the respective years:

	2005	2004
Equity	70%	70%
Fixed income	29%	29%
Other	1%	1%

	100%	100%

The equity investments primarily consist of large cap value and international value equity funds. The fixed income investments primarily consist of intermediate-term bond funds. The other category consists of cash and cash equivalents held for benefit payments.

Following is a summary of the net periodic pension cost for the defined benefit and other postretirement benefit plans for the respective years:

	Defined Benefit Plans			Other Postretirement Benefits
In millions	2005	2004	2003	2005	2004	2003
Service cost	$0.7	$0.9	$0.8	$—	$—	$—
Interest cost on benefit obligation	21.4	20.5	20.5	0.6	0.7	0.8
Expected return on plan assets	(19.4)	(18.6)	(18.4)	—	—	—
Amortization of net loss (gain)	6.6	3.3	1.5	(0.2)	—	(0.1)
Amortization of prior service cost	0.1	0.1	0.1	(0.1)	(0.1)	(0.1)

Net periodic pension cost	$9.4	$6.2	$4.5	$0.3	$0.6	$0.6

Actuarial assumptions used to determine net period pension cost:
Discount rate	6.00%	6.25%	6.50%	6.00%	6.25%	6.50%
Expected return on plan assets	8.50%	8.50%	8.75%	—	—	—

Actuarial assumptions used to determine benefit obligations:
Discount rate	5.75%	6.00%	6.25%	5.75%	6.00%	6.25%
Expected return on plan assets	8.50%	8.50%	8.50%	—	—	—
Rate of compensation increase	4.00%	4.00%	4.00%	—	—	—

Following is a reconciliation of the projected benefit obligation, fair value of plan assets and funded status of the Company’s defined benefit and other postretirement benefit plans as of the respective balance sheet dates:

	Defined Benefit Plans		Other Postretirement Benefits
In millions	Dec. 31, 2005	Jan. 1, 2005	Dec. 31, 2005	Jan. 1, 2005
Change in benefit obligation:
Benefit obligation at beginning of year	$352.9	$339.1	$12.1	$13.3
Service cost	0.7	0.8	—	—
Interest cost	21.4	20.5	0.6	0.7
Actuarial loss (gain)	65.1	10.1	(0.7)	(0.5)
Benefits paid	(18.9)	(17.6)	(1.3)	(1.4)

Benefit obligation at end of year	$421.2	$352.9	$10.7	$12.1

Change in plan assets:
Fair value at beginning of year	$255.2	$226.6	$—	$—
Actual return on plan assets	19.2	25.8	—	—
Company contributions	20.1	20.4	1.3	1.4
Benefits paid	(18.9)	(17.6)	(1.3)	(1.4)

Fair value at end of year	$275.6	$255.2	$—	$—

Funded status:
Funded status	$(145.6)	$(97.7)	$(10.7)	$(12.1)
Unrecognized prior service cost	0.3	0.5	(0.3)	(0.4)
Unrecognized loss (gain)	122.6	63.8	(0.2)	0.3

Net liability recognized	$(22.7)	$(33.4)	$(11.2)	$(12.2)

Amounts recognized in the consolidated balance sheet:
Accrued benefit liability	$(139.7)	$(91.1)	$(11.2)	$(12.2)
Minimum pension liability	117.0	57.7	—	—

Net liability recognized	$(22.7)	$(33.4)	$(11.2)	$(12.2)

The discount rate is determined by examining the current yields observed on the measurement date of fixed-interest, high quality investments expected to be available during the period to maturity of the related benefits. The expected long-term rate of return is determined by using the target allocation and historical returns for each asset class.

The Company utilized a measurement date of December 31 to determine pension and other postretirement benefit measurements. The Company included $17.1 million of accrued benefit liability in accrued expenses, while the remaining benefit liability was recorded in other long-term liabilities, as of December 31, 2005 and January 1, 2005. The accumulated benefit obligation for the defined benefit pension plans was $415.3 million and $345.9 million as of December 31, 2005 and January 1, 2005, respectively. The Company estimates it will make cash contributions to the pension plan during the next fiscal year of approximately $16.4 million, however, actual contributions will depend on the outcome of funding reform legislation. Estimated future benefit payments for the defined benefit plans and other postretirement benefit plans, respectively, are $19.1 million and $1.3 million in 2006, $19.8 million and $1.3 million in 2007, $20.6 million and $1.3 million in 2008, $21.3 million and $1.2 million in 2009, $22.2 million and $1.2 million in 2010 and $133.6 million and $4.9 million in aggregate for the following five years.

The Company recorded a minimum pension liability of $117.0 million as of December 31, 2005, and $57.7 million as of January 1, 2005, as required by SFAS No. 87. During 2005, the Company engaged its actuaries to perform a study to review the mortality experience of its defined benefit plans. As a result of the study, the Company changed the mortality table used to the 1994 Group Annuity Basic Table, projected to 2002 with Scale AA (the “2002 GATT Table”), which increased the minimum pension liability during 2005. A minimum pension liability is required when the accumulated benefit obligation exceeds the combined fair value of the underlying plan assets and accrued pension costs. The minimum pension liability adjustment is reflected in other long-term liabilities, long-term deferred income taxes and accumulated other comprehensive loss, which is included in shareholders’ equity, in the accompanying consolidated balance sheets.

7	Stock Incentive Plans

The Company’s 1997 Incentive Compensation Plan (the “ICP”) provides for the granting of up to 85.8 million shares of common stock in the form of stock options and other awards to selected officers, employees and directors of the Company. All grants under the ICP are awarded at fair market value on the date of grant. Options granted prior to 2004 generally become exercisable over a four-year period from the grant date and expire ten years after the date of grant. Options granted during fiscal 2004 and 2005 generally become exercisable over a three-year period from the grant date and expire seven years after the date of grant. As of December 31, 2005, there were 25.0 million shares available for future grants under the ICP.

The ICP allows for up to 7.2 million restricted shares to be issued. The Company granted 427,000, 824,000 and 426,000 shares of restricted stock with a weighted average per share grant date fair value of $24.80, $18.41 and $12.63, in 2005, 2004 and 2003, respectively. In addition, the Company granted 812,000 restricted stock units with a weighted average fair value of $26.02 in 2005. The fair value of the restricted shares and units are expensed over the period during which the restrictions lapse. Compensation costs for restricted shares and units totaled $5.9 million in 2005, $2.4 million in 2004 and $3.6 million in 2003.

In 2004, an amendment to the Company’s ICP was approved by shareholders, allowing non-employee directors to receive awards under the ICP. Upon approval of this amendment to the ICP, all authority to make future grants under the Company’s 1996 Directors Stock Plan was terminated, although previously granted awards remain outstanding in accordance with their terms and the terms of the 1996 Directors Stock Plan.

Following is a summary of the stock option activity for the respective years:

	2005		2004		2003
Shares in thousands	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	49,828	$17.58	54,158	$17.11	46,780	$18.21
Granted	5,790	22.53	5,864	17.75	12,802	12.61
Exercised	(10,072)	14.47	(7,564)	13.88	(1,414)	10.13
Cancelled	(1,929)	19.41	(2,630)	19.09	(4,010)	17.92

Outstanding at end of year	43,617	18.82	49,828	17.58	54,158	17.11

Exercisable at end of year	26,408	$19.82	25,098	$19.49	29,740	$17.77

Following is a summary of the stock options outstanding and exercisable as of December 31, 2005:

Shares in thousands	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 6.87 to $12.48	1,321	1.4	$11.25	1,252	$11.18
12.49 to 12.56	8,180	7.0	12.56	3,152	12.56
12.57 to 14.96	8,273	6.0	14.91	5,446	14.93
14.97 to 17.67	7,493	6.5	17.01	3,906	16.46
17.68 to 22.45	10,107	6.3	20.86	4,502	18.94
22.46 to 30.61	8,243	4.9	29.29	8,150	29.30

Total	43,617	6.0	$18.82	26,408	$19.82

The Company applies APB Opinion No. 25 to account for its stock incentive plans. Accordingly, no compensation cost has been recognized for stock options granted. Had compensation cost been recognized based on the fair value of stock options granted, consistent with SFAS No. 123, net earnings and net earnings per common share (“EPS”) would approximate the pro forma amounts shown below:

In millions, except per share amounts		2005	2004	2003
Net earnings:	As reported	$1,224.7	$918.8	$847.3
	Pro forma	1,180.9	880.1	797.1

Basic EPS:	As reported	$1.49	$1.13	$1.06
	Pro forma	1.44	1.09	0.99

Diluted EPS:	As reported	$1.45	$1.10	$1.03
	Pro forma	1.40	1.06	0.97

The per share weighted average fair value of stock options granted during 2005, 2004 and 2003 was $8.46, $6.47 and $4.51, respectively.

The fair value of each stock option grant was estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	2005	2004	2003
Dividend yield	0.56%	0.65%	0.85%
Expected volatility	34.00%	30.50%	29.63%
Risk-free interest rate	4.3%	3.9%	3.5%
Expected life	5.7	6.6	7.0

The 1999 Employee Stock Purchase Plan provides for the purchase of up to 14.8 million shares of common stock. Under the plan, eligible employees may purchase common stock at the end of each six-month offering period, at a purchase price equal to 85% of the lower of the fair market value on the first day or the last day of the offering period. During 2005, 1.3 million shares of common stock were purchased at an average price of $18.88 per share. As of December 31, 2005, 10.0 million shares of common stock have been issued since inception of the plan.

8	Employee Stock Ownership Plan

The Company sponsors a defined contribution Employee Stock Ownership Plan (the “ESOP”) that covers full-time employees with at least one year of service.

In 1989, the ESOP Trust issued and sold $357.5 million of 20-year, 8.52% notes due December 31, 2008 (the “ESOP Notes”). The proceeds from the ESOP Notes were used to purchase 6.7 million shares of Series One ESOP Convertible Preference Stock (the “ESOP Preference Stock”) from the Company. Since the ESOP Notes are guaranteed by the Company, the outstanding balance is reflected as long-term debt, and a corresponding guaranteed ESOP obligation is reflected in shareholders’ equity in the accompanying consolidated balance sheets.

Each share of ESOP Preference Stock has a guaranteed minimum liquidation value of $53.45, is convertible into 4.628 shares of common stock and is entitled to receive an annual dividend of $3.90 per share. The ESOP Trust uses the dividends received and contributions from the Company to repay the ESOP Notes. As the ESOP Notes are repaid, ESOP Preference Stock is allocated to participants based on (i) the ratio of each year’s debt service payment to total current and future debt service payments multiplied by (ii) the number of unallocated shares of ESOP Preference Stock in the plan.

As of December 31, 2005, 4.2 million shares of ESOP Preference Stock were outstanding, of which 3.0 million shares were allocated to participants and the remaining 1.2 million shares were held in the ESOP Trust for future allocations.

Annual ESOP expense recognized is equal to (i) the interest incurred on the ESOP Notes plus (ii) the higher of (a) the principal repayments or (b) the cost of the shares allocated, less (iii) the dividends paid. Similarly, the guaranteed ESOP obligation is reduced by the higher of (i) the principal payments or (ii) the cost of shares allocated.

Following is a summary of the ESOP activity for the respective years:

In millions	2005	2004	2003
ESOP expense recognized	$22.7	$19.5	$30.1
Dividends paid	16.2	16.6	17.7
Cash contributions	22.7	19.5	30.1
Interest payments	12.0	13.9	16.6
ESOP shares allocated	0.3	0.3	0.4

9	Income Taxes

The provision for income taxes consisted of the following for the respective years:

In millions		2005	2004	2003
Current:	Federal	$632.8	$397.7	$421.5
	State	31.7	62.6	77.3

		664.5	460.3	498.8

Deferred:	Federal	17.9	22.5	31.0
	State	1.9	(5.2)	(1.6)

		19.8	17.3	29.4

Total		$684.3	$477.6	$528.2

Following is a reconciliation of the statutory income tax rate to the Company’s effective tax rate for the respective years:

	2005	2004	2003
Statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.9	3.8	3.6
Other	(0.3)	(0.3)	(0.2)
Reversal of previously recorded tax reserves	(2.8)	(4.3)	—

Effective tax rate	35.8%	34.2%	38.4%

Following is a summary of the significant components of the Company’s deferred tax assets and liabilities as of the respective balance sheet dates:

In millions	Dec. 31, 2005	Jan. 1, 2005
Deferred tax assets:
Lease and rents	$258.3	$298.7
Inventory	124.0	111.3
Employee benefits	60.8	51.8
Accumulated other comprehensive items	53.5	33.4
Retirement benefits	11.0	15.0
Allowance for bad debt	22.1	20.8
Amortization method	16.9	19.9
Other	43.4	61.3

Total deferred tax assets	590.0	612.2

Deferred tax liabilities:
Accelerated depreciation	(226.3)	(231.5)

Total deferred tax liabilities	(226.3)	(231.5)

Net deferred tax assets	$363.7	$380.7

During the fourth quarter of 2005, an assessment of tax reserves resulted in a reduction that was principally based on resolving certain state tax matters. As a result, the Company reversed $52.6 million of previously recorded tax reserves through the income tax provision. During the fourth quarter of 2004, an assessment of tax reserves resulted in a reduction that was principally based on finalizing certain tax return years and on a 2004 court decision that was relevant to the industry. As a result, the Company reversed $60.0 million of previously recorded tax reserves through the income tax provision. The Company believes it is more likely than not that the deferred tax assets included in the above table will be realized during future periods.

10	Commitments & Contingencies

Between 1991 and 1997, the Company sold or spun off a number of subsidiaries, including Bob’s Stores, Linens ‘n Things, Marshalls, Kay-Bee Toys, Wilsons, This End Up and Footstar. In many cases, when a former subsidiary leased a store, the Company provided a guarantee of the store’s lease obligations. When the subsidiaries were disposed of, the Company’s guarantees remained in place, although each initial purchaser has indemnified the Company for any lease obligations the Company was required to satisfy. If any of the purchasers or any of the former subsidiaries were to become insolvent and failed to make the required payments under a store lease, the Company could be required to satisfy these obligations. As of December 31, 2005, the Company guaranteed approximately 360 such store leases, with the maximum remaining lease term extending through 2018. Assuming that each respective purchaser became insolvent, and the Company was required to assume all of these lease obligations, management estimates that the Company could settle the obligations for approximately $400 to $450 million as of December 31, 2005.

Management believes the ultimate disposition of any of the guarantees will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or future cash flows.

As of December 31, 2005, the Company had outstanding commitments to purchase $70.5 million of merchandise inventory for use in the normal course of business. The Company currently expects to satisfy these purchase commitments by 2008.

The Rhode Island Attorney General’s Office, the Rhode Island Ethics Commission and the United States Attorney’s Office for the District of Rhode Island have been investigating the business relationships between certain former members of the Rhode Island General Assembly and various Rhode Island companies, including the Company. In connection with the investigation of these business relationships, a former state senator has been criminally charged by state and federal authorities, and has pled guilty to the federal charges. The Company will continue to cooperate fully with these investigations.

The United States Department of Justice and several state attorneys general are investigating whether any civil or criminal violations resulted from certain practices engaged in by CVS and others in the pharmacy industry with regard to dispensing one of two different dosage forms of a generic drug under circumstances in which some state Medicaid programs at various times reimbursed one dosage form at a different rate from the other. The Company is in discussions with various governmental agencies involved and believes its conduct was lawful and justified.

The enforcement staff of the United States Securities and Exchange Commission (the “SEC”) has commenced an informal inquiry into matters related to the accounting for a transaction that occurred in 2000 (the “2000 Transaction”). Pursuant to the 2000 Transaction, the Company (i) made accounting entries reflecting the conveyance of certain excess plush toy collectible inventory to a third party; (ii) received a total of $42.5 million in barter credits; and (iii) made a cash payment of $12.5 million to the same third party. The inquiry is ongoing and the Company is continuing to respond to the SEC staff’s requests. In December 2005, the Audit Committee of the Company’s Board of Directors engaged independent outside counsel to undertake an internal review of the matter (the “Internal Review”). In March 2006, based on the findings from the Internal Review, the Audit Committee reached certain conclusions regarding the 2000 Transaction. The Audit Committee concluded that various aspects of the Company’s accounting for the 2000 Transaction were incorrect, although the Internal Review did not result in any adjustments to the financial statements included in this Annual Report. On March 10, 2006, the Audit Committee reported its findings to the Company’s Board of Directors, which adopted those findings. Subsequent to the Audit Committee reaching these conclusions, the Company’s Controller (who was also the Principal Accounting Officer) and the Company’s Treasurer resigned their positions. David B. Rickard, the Company’s Executive Vice President, Chief Financial Officer and Chief Administrative Officer, will be acting as Principal Accounting Officer on an interim basis. The Company cannot predict the outcome or timing of the SEC inquiry, or of any related proceedings, although the Company does not believe that any of the above matters will have any material effect on the Company’s results of operations or financial condition.

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

As of December 31, 2005, the Retail Pharmacy segment included 5,420 retail drugstores and the Company’s online retail website, CVS.com®. The retail drugstores are located in 34 states and the District of Columbia and operate under the CVS® or CVS/pharmacy® name.

The PBM segment provides a full range of prescription benefit management services to managed care providers and other organizations. These services include mail order pharmacy services, specialty pharmacy services, plan design and administration, formulary management and claims processing. The specialty pharmacy business focuses on supporting individuals that require complex and expensive drug therapies. The PBM segment operates under the PharmaCare Management Services and PharmaCare Pharmacy® names and includes 51 retail pharmacies, located in 21 states and the District of Columbia.

The Company evaluates segment performance based on operating profit before the effect of non-recurring charges and gains and certain intersegment activities and charges, including pharmacy revenues reported by the retail segment that are directly related to premium revenues that are reported by the PBM segment. The accounting policies of the segments are substantially the same as those described in Note 1.

Following is a reconciliation of the significant components of the Company’s net sales for the respective years:

	2005	2004	2003
Pharmacy	70.2%	70.0%	68.8%
Front store	29.8	30.0	31.2

	100.0%	100.0%	100.0%

Following is a reconciliation of the Company’s business segments to the consolidated financial statements:

In millions	Retail Pharmacy Segment	PBM Segment	Intersegment Eliminations	Consolidated Totals
2005: Net sales	$34,094.6	$2,956.2	$(44.6)	$37,006.2
Operating profit	1,797.1	222.4	—	2,019.5
Depreciation and amortization	548.5	40.6	—	589.1
Total assets	13,878.5	1,404.9	—	15,283.4
Goodwill	1,152.4	637.5	—	1,789.9
Additions to property and equipment	1,471.3	24.1	—	1,495.4

2004: Net sales	$28,728.7	$1,865.6	$—	$30,594.3
Operating profit	1,320.8	133.9	—	1,454.7
Depreciation and amortization	471.1	25.7	—	496.8
Total assets	13,118.5	1,428.3	—	14,546.8
Goodwill	1,257.4	641.1	—	1,898.5
Additions to property and equipment	1,341.5	6.2	—	1,347.7

2003: Net sales	$25,280.7	$1,307.3	$—	$26,588.0
Operating profit	1,323.1	100.5	—	1,423.6
Depreciation and amortization	326.5	15.2	—	341.7
Total assets	9,975.0	568.1	—	10,543.1
Goodwill	690.4	198.6	—	889.0
Additions to property and equipment	1,114.2	7.5	—	1,121.7

12	Reconciliation of Earnings Per Common Share

Following is a reconciliation of basic and diluted earnings per common share for the respective years:

In millions, except per share amounts	2005	2004	2003
Numerator for earnings per common share calculation:
Net earnings	$1,224.7	$918.8	$847.3
Preference dividends, net of income tax benefit	(14.1)	(14.2)	(14.6)

Net earnings available to common shareholders, basic	$1,210.6	$904.6	$832.7

Net earnings	$1,224.7	$918.8	$847.3
Dilutive earnings adjustment	(4.4)	(5.2)	(6.3)

Net earnings available to common shareholders, diluted	$1,220.3	$913.6	$841.0

Denominator for earnings per common share calculation:
Weighted average common shares, basic	811.4	797.2	788.8
Preference stock	19.5	20.4	21.2
Stock options	9.9	13.2	5.4
Restricted stock units	0.8	—	—

Weighted average common shares, diluted	841.6	830.8	815.4

Basic earnings per common share:
Net earnings	$1.49	$1.13	$1.06

Diluted earnings per common share:
Net earnings	$1.45	$1.10	$1.03

13	Subsequent Event

On January 22, 2006, the Company entered into a definitive agreement under which it will acquire approximately 700 standalone Sav-on and Osco drugstores, as well as a distribution center located in La Habra, California, from Albertson’s, Inc. (“Albertson’s”), for $2.93 billion in cash immediately preceding the planned merger of Albertson’s and Supervalu, Inc. (“Supervalu”). Approximately half of the drugstores are located in southern California, with others in the Company’s existing markets in numerous states across the Midwest and Southwest. The Company will also acquire Albertson’s owned real estate interests in the drugstores for $1.0 billion in cash. Closing of the transaction, which is expected to occur in mid-2006, is subject to review under the Hart-Scott-Rodino Act, as well as other customary closing conditions. Further, closing is also conditioned on consummation of the merger between Albertson’s and Supervalu, which is also subject to review under the Hart-Scott-Rodino Act and other customary closing conditions, as well as approval by the shareholders of Albertson’s and Supervalu. The Company expects to finance the transaction through a combination of cash, short-term and long-term debt and proceeds from the subsequent sale-leaseback of the owned real estate interests. Closing of the transaction is not subject to such financing.

14	Quarterly Financial Information (Unaudited)

In millions, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2005:
Net sales	$9,182.2	$9,121.6	$8,970.4	$9,732.0	$37,006.2
Gross margin	2,380.8	2,417.4	2,401.0	2,702.0	9,901.2
Operating profit	499.8	477.7	438.9	603.1	2,019.5
Net earnings(2)	289.7	275.9	252.7	406.4	1,224.7

Net earnings per common share, basic(2)	0.35	0.34	0.31	0.49	1.49
Net earnings per common share, diluted(2)	0.34	0.33	0.30	0.48	1.45

Dividends per common share	0.03625	0.03625	0.03625	0.03625	0.1450

Stock price: (New York Stock Exchange)
High	26.89	29.68	31.60	29.30	31.60
Low	22.02	25.02	27.67	23.89	22.02

Registered shareholders at year-end					12,067

2004:
Net sales	$6,818.6	$6,943.1	$7,909.4	$8,923.2	$30,594.3
Gross margin	1,771.7	1,826.5	2,070.8	2,362.2	8,031.2
Operating profit(1)	405.6	387.2	316.0	345.9	1,454.7
Net earnings(2)	244.6	234.5	184.6	255.1	918.8

Net earnings per common share, basic(2)	0.30	0.29	0.23	0.31	1.13
Net earnings per common share, diluted(2)	0.30	0.28	0.22	0.30	1.10

Dividends per common share	0.033125	0.033125	0.033125	0.033125	0.1325

Stock price: (New York Stock Exchange)
High	19.26	21.50	22.07	23.67	23.67
Low	16.98	17.85	19.31	20.86	16.98

(1)	Operating profit for the fourth quarter and fiscal year 2004 includes the pre-tax effect of a $65.9 million Lease Adjustment. Please see Note 5 for additional information regarding the Lease Adjustment.
(2)	Net earnings and net earnings per common share for the fourth quarter and fiscal year 2005 include the after-tax effect of the reversal of $52.6 million of previously recorded tax reserves as discussed in Note 9 above. Net earnings and net earnings per common share for the fourth quarter and fiscal year 2004 include the after-tax effect of the Lease Adjustment discussed in (1) above, and the reversal of $60.0 million of previously recorded tax reserves as discussed in Note 9 above.

Five-Year Financial Summary

In millions, except per share amounts	2005 (52 weeks)	2004 (52 weeks)	2003 (53 weeks)	2002 (52 weeks)	2001 (52 weeks)
Statement of operations data:
Net sales	$37,006.2	$30,594.3	$26,588.0	$24,181.5	$22,241.4
Gross margin(1)	9,901.2	8,031.2	6,863.0	6,068.8	5,691.0
Selling, general and administrative expenses(2)	7,292.6	6,079.7	5,097.7	4,552.3	4,256.3
Depreciation and amortization(2)(3)	589.1	496.8	341.7	310.3	320.8
Merger, restructuring and other non-recurring charges	—	—	—	—	343.3

Total operating expenses	7,881.7	6,576.5	5,439.4	4,862.6	4,920.4

Operating profit(4)	2,019.5	1,454.7	1,423.6	1,206.2	770.6
Interest expense, net	110.5	58.3	48.1	50.4	61.0
Income tax provision(5)	684.3	477.6	528.2	439.2	296.4

Net earnings(6)	$1,224.7	$918.8	$847.3	$716.6	$413.2

Per common share data:
Net earnings:(6)
Basic	$1.49	$1.13	$1.06	$0.89	$0.51
Diluted	1.45	1.10	1.03	0.88	0.50
Cash dividends per common share	0.1450	0.1325	0.1150	0.1150	0.1150

Balance sheet and other data:
Total assets	$15,283.4	$14,546.8	$10,543.1	$9,645.3	$8,636.3
Long-term debt	1,594.1	1,925.9	753.1	1,076.3	810.4
Total shareholders’ equity	8,331.2	6,987.2	6,021.8	5,197.0	4,566.9
Number of stores (at end of period)	5,471	5,375	4,179	4,087	4,191

(1)	Gross margin includes the pre-tax effect of a $5.7 million ($3.6 million after-tax) non-recurring charge in 2001 related to the markdown of certain inventory contained in stores closed as part of a strategic restructuring program.
(2)	In 2004, the Company conformed its accounting for operating leases and leasehold improvements to the views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission to the American Institute of Certified Public Accountants on February 7, 2005. As a result, the Company recorded a non-cash pre-tax adjustment of $9.0 million ($5.4 million after-tax) to selling, general and administrative expenses and $56.9 million ($35.1 after-tax) to depreciation and amortization, which represents the cumulative effect of the adjustment for a period of approximately 20 years. Since the effect of this non-cash adjustment was not material to 2004, or any previously reported fiscal year, the cumulative effect was recorded in the fourth quarter of 2004.
(3)	As a result of adopting SFAS No. 142, “Goodwill and Other Intangible Assets,” at the beginning of 2002, the Company no longer amortizes goodwill and other indefinite-lived intangible assets. Goodwill amortization totaled $31.4 million pre-tax ($28.2 million after-tax) in 2001.
(4)	Operating profit includes the pre-tax effect of the charge discussed in Note (1) above and the following merger, restructuring and other non-recurring charges and gains: (i) in 2004, $65.9 million ($40.5 million after-tax) charge relating to conforming the Company’s accounting for operating leases and leasehold improvements and, (ii) in 2001, $346.8 million ($226.9 million after-tax) charge related to restructuring and asset impairment costs associated with the 2001 strategic restructuring and $3.5 million ($2.1 million after-tax) net non-recurring gain resulting from $50.3 million of settlement proceeds received from various lawsuits against certain manufacturers of brand name prescription drugs and offset in part, by the Company’s contribution of $46.8 million of these settlement proceeds to the CVS/pharmacy Charitable Trust, Inc. to fund future charitable giving.
(5)	Income tax provision includes the effect of the following: (i) in 2005, a $52.6 million reversal of previously recorded tax reserves through the tax provision principally based on resolving certain state tax matters, and (ii) in 2004, a $60.0 million reversal of previously recorded tax reserves through the tax provision principally based on finalizing certain tax return years and on a 2004 court decision relevant to the industry.
(6)	Net earnings and net earnings per common share include the after-tax effect of the charges and gains discussed in Notes (1), (2), (3), (4) and (5) above.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CVS Corporation

We have audited the accompanying consolidated balance sheets of CVS Corporation and subsidiaries as of December 31, 2005 and January 1, 2005, and the related consolidated statements of operations, shareholders’ equity and cash flows for the fifty-two week periods ended December 31, 2005 and January 1, 2005 and the fifty-three week period ended January 3, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CVS Corporation and subsidiaries as of December 31, 2005 and January 1, 2005, and the results of their operations and their cash flows for the fifty-two week periods ended December 31, 2005 and January 1, 2005, and the fifty-three week period ended January 3, 2004, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CVS Corporation’s internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2006 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

KPMG LLP

Providence, Rhode Island

March 14, 2006

.