Form 10-K, Exhibit 13
period 2006-12-30
CVS CORP
filed 2007-02-27
CIK 64803

Exhibit 13

The following discussion should be read in conjunction with our audited consolidated financial statements and our Cautionary Statement Concerning Forward-Looking Statements that are presented in this Annual Report.

Our Business

Our Company is a leader in the retail drugstore industry in the United States. We sell prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, film and photofinishing services, seasonal merchandise, greeting cards and convenience foods through our CVS/pharmacy® retail stores and online through CVS.com®. We also provide healthcare services through our 146 MinuteClinic healthcare clinics, located in 18 states, of which 129 are located within CVS retail drugstores. In addition, we provide pharmacy benefit management, mail order services and specialty pharmacy services through PharmaCare Management Services (“PharmaCare”) and PharmaCare Pharmacy® stores. As of December 30, 2006, we operated 6,202 retail and specialty pharmacy stores in 43 states and the District of Columbia.

Proposed Caremark Merger

On November 1, 2006, we entered into a definitive agreement and plan of merger with Caremark Rx, Inc., (“Caremark”). The agreement is structured as a merger of equals under which Caremark shareholders will receive 1.670 shares of common stock, par value $0.01 per share, of CVS for each share of common stock of Caremark, par value $0.001 per share, issued and outstanding immediately prior to the effective time of the merger. The closing of the transaction, which is expected to occur during the first quarter of 2007, is subject to approval by the shareholders of both CVS and Caremark, as well as customary regulatory approvals, including review under the Hart-Scott-Rodino Act. Accordingly, there can be no assurance the merger will be completed.

Caremark is a leading pharmacy benefits manager in the United States. Caremark’s operations involve the design and administration of programs aimed at reducing the costs and improving the safety, effectiveness and convenience of prescription drug use. Caremark operates a national retail pharmacy network with over 60,000 participating pharmacies (including CVS/pharmacy stores), 7 mail service pharmacies, 21 specialty mail service pharmacies and the industry’s only repackaging plant regulated by the Food & Drug Administration. Through its Accordant® disease management offering, Caremark also provides disease management programs for 27 conditions. Twenty-one of these programs are accredited by the National Committee for Quality Assurance.

On December 18, 2006, Caremark received an unsolicited offer from a competing pharmacy benefits manager, Express Scripts, Inc. (“Express Scripts”) pursuant to which Express Scripts offered to acquire all of the outstanding shares of Caremark for $29.25 in cash and 0.426 shares of Express Scripts common stock for each share of Caremark common stock.

On December 20, 2006, the initial waiting period under the Hart-Scott-Rodino Act for the CVS/Caremark merger, expired without a request for additional information from the U.S. Federal Trade Commission.

On January 7, 2007, Caremark issued a press release announcing that its board of directors, after thorough consideration and consultation with its legal and financial advisers, had determined that the Express Scripts proposal did not constitute, and was not reasonably likely to lead to, a superior proposal under the terms of the merger agreement with CVS. Caremark further announced that its board of directors had unanimously concluded that pursuing discussions with Express Scripts was not in the best financial or strategic interests of Caremark and its shareholders.

On January 16, 2007, CVS and Caremark announced that Caremark shareholders would receive a special one-time cash dividend of $2 per share upon or promptly after closing of the transaction. In addition, CVS and Caremark agreed that as promptly as practicable after the closing of the merger, an accelerated share repurchase transaction will be executed, whereby 150 million of the outstanding shares of the combined entity will be retired. On January 19, 2007, the Registration Statement on Form S-4 relating to the proposed merger was declared effective by the Securities and Exchange Commission (the “SEC”). In addition, a special meeting of Caremark shareholders to approve the merger was scheduled for February 20, 2007 and a special meeting of CVS shareholders to be held for the same purpose was scheduled for February 23, 2007.

On February 13, 2007, CVS and Caremark announced that the special one-time cash dividend payable to Caremark shareholders upon or promptly after closing of the transaction would be increased to $6 per share. Caremark also announced that on February 12, 2007 its board of directors had declared the $6 special cash dividend payable upon or promptly after closing of the merger to Caremark shareholders of record on the date immediately preceding the closing date of the merger. In connection with its declaration of such dividend, the Caremark board also unanimously reaffirmed its recommendation that Caremark shareholders vote “for” the merger with CVS at the Caremark special meeting of shareholders.

On February 13, 2007, the Court of Chancery of the State of Delaware determined that, to permit additional time for dissemination to Caremark shareholders of certain newly filed information, the Caremark special meeting of shareholders to approve the merger must be postponed to a date not earlier than March 9, 2007. On February 23, 2007, the Court of Chancery of the State of Delaware further delayed the Caremark shareholder vote until twenty days after Caremark makes supplemental disclosures regarding Caremark shareholders’ right to seek appraisal and the structure of fees to be paid by Caremark to its financial advisors. The supplemental disclosures were mailed to Caremark shareholders on February 24, 2007, at which time Caremark announced that its special meeting of shareholders to approve the merger had been adjourned to March 16, 2007. On February 23, 2007, CVS announced that its special meeting of shareholders to be held for the same purpose had been adjourned to March 9, 2007. In light of the Delaware court’s ruling, CVS intends to once again adjourn the meeting to a later date in March and will inform shareholders of the new meeting date as promptly as possible.

The proposed merger would be accounted for using the purchase method of accounting under U.S. GAAP. Under the purchase method of accounting, CVS will be considered the acquiror of Caremark for accounting purposes and the total purchase price will be allocated to the assets acquired and liabilities assumed from Caremark based on their fair values as of the date of the completion of the merger and any excess of purchase price over those fair values will be recorded as goodwill. Our reported financial condition and results of operations issued after completion of the merger will reflect Caremark’s balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of Caremark. Following the completion of the merger, our earnings will reflect purchase accounting adjustments, including increased amortization expense for acquired intangible assets.

Acquired Business

On June 2, 2006, CVS acquired certain assets and assumed certain liabilities from Albertson’s, Inc. (“Albertsons”) for $4.0 billion. The assets acquired and the liabilities assumed included approximately 700 standalone drugstores and a distribution center (collectively the “Standalone Drug Business”). CVS financed the acquisition of the Standalone Drug Business by issuing commercial paper and borrowing $1.0 billion from a bridge loan facility. During the third quarter of 2006, CVS repaid a portion of the commercial paper used to finance the acquisition with the proceeds received from the issuance of $800 million of 5.75% unsecured senior notes due August 15, 2011 and $700 million of 6.125% unsecured senior notes due August 15, 2016. During the fourth quarter of 2006, CVS sold a substantial portion of the acquired real estate through a sale-leaseback transaction, the proceeds of which were used in retiring the bridge loan facility.

Please see Note 2 to our consolidated financial statements for further information on the Standalone Drug Business.

Results of Operations and Industry Analysis

The Company’s fiscal year is a 52 or 53 week period ending on the Saturday closest to December 31. Fiscal 2006, which ended on December 30, 2006, fiscal 2005, which ended on December 31, 2005, and fiscal 2004, which ended on January 1, 2005, each included 52 weeks. Unless otherwise noted, all references to years relate to these fiscal years.

Net revenues ~ The following table summarizes our revenue performance:

	2006	2005	2004
Net revenues (in billions)	$43.8	$37.0	$30.6
Net revenue increase:
Total	18.4%	21.0%	15.1%
Pharmacy	18.3%	22.0%	17.1%
Front store	18.7%	18.4%	10.5%
Same store sales increase:(1)
Total	8.2%	6.5%	5.5%
Pharmacy	9.1%	7.0%	7.0%
Front store	6.2%	5.5%	2.3%
Pharmacy % of total revenue	69.6%	70.2%	70.0%
Third party % of pharmacy revenue	94.7%	94.1%	94.1%
Retail adjusted prescriptions filled (in millions)	513	450	375

(1)       Same store sales do not include the sales results of the Standalone Drug Business. The Standalone Drug Business will be included in same store sales following the one-year anniversary of the acquisition, beginning in fiscal July 2007.

As you review our performance in this area, we believe you should consider the following important information:

•                  During 2006, total net revenues were significantly affected by the acquisition of the Standalone Drug Business. Excluding the revenues from the Standalone Drug Business, total revenues increased approximately 10.4% during 2006.

•                  During 2005, total net revenues were significantly affected by the July 31, 2004 acquisition of certain assets and certain assumed liabilities from J.C. Penney Company, Inc. and certain of its subsidiaries, including Eckerd Corporation (“Eckerd”). This acquisition included more than 1,200 Eckerd retail drugstores and Eckerd Health Services, which included Eckerd’s mail order and pharmacy benefit management businesses (collectively, the “2004 Acquired Businesses”). Excluding the revenues from the 2004 Acquired Businesses, total net revenues increased approximately 8.4% and 5.2% during 2005 and 2004 respectively. Beginning in August 2005, same store sales include the acquired Eckerd stores, which increased total same store sales by approximately 110 basis points during 2006.

•                  Total net revenues from new stores accounted for approximately 130 basis points of our total net revenue percentage increase in 2006, and 160 basis points in 2005.

•                  Total net revenues continued to benefit from our active relocation program, which moves existing in-line shopping center stores to larger, more convenient, freestanding locations. Historically, we have achieved significant improvements in customer count and net revenue when we do this. As such, our relocation strategy remains an important component of our overall growth strategy. As of December 30, 2006, approximately 61% of our existing stores were freestanding, compared to approximately 59% at December 31, 2005.

•                  During 2005, PharmaCare entered into certain risk-based or reinsurance arrangements in connection with providing pharmacy plan management services to prescription drug plans qualifying under Medicare Part D and a prescription benefit plan for State of Connecticut employees. Net premium revenue related to these contracts totaled $380.1 million and $91.6 million during 2006 and 2005, respectively.

•                  Pharmacy revenue growth continued to benefit from new market expansions, increased penetration in existing markets, the introduction in 2006 of a prescription drug benefit under Medicare Part D, our ability to attract and retain managed care customers and favorable industry trends. These trends include an aging American population; many “baby boomers” are now in their fifties and are consuming a greater number of prescription drugs. The increased use of pharmaceuticals as the first line of defense for individual healthcare also contributed to the growing demand for pharmacy services. We believe these favorable industry trends will continue.

•                  Pharmacy revenue dollars continue to be negatively impacted in all years by the conversion of brand named drugs to equivalent generic drugs, which typically have a lower selling price. In addition, our pharmacy growth has also been adversely affected by the growth of the mail order channel, a decline in the number of significant new drug introductions, higher consumer co-payments and co-insurance arrangements and an increase in the number of over-the-counter remedies that had historically only been available by prescription. To address the growth in mail order, we may choose not to participate in certain prescription benefit programs that mandate filling maintenance prescriptions through a mail order service facility. In the event we elect to, for any reason, withdraw from current programs and/or decide not to participate in future programs, we may not be able to sustain our current rate of sales growth.

Gross profit, which includes net revenues less the cost of merchandise sold during the reporting period and the related purchasing costs, warehousing costs, delivery costs and actual and estimated inventory losses, as a percentage of net revenues was 27.3% in 2006. This compares to 26.8% in 2005 and 26.3% in 2004.

As you review our performance in this area, we believe you should consider the following important information:

•                  Front store revenues increased as a percentage of total revenues during 2006. On average our gross profit on front store revenues is higher than our gross profit on pharmacy revenues. Pharmacy revenues as a percentage of total revenues during 2006 were 69.6%, compared to 70.2% in 2005 and 70.0% in 2004.

•                  Our pharmacy gross profit rate continued to benefit from an increase in generic drug revenues in 2006, which normally yield a higher gross profit rate than equivalent brand name drug revenues. However, increased utilization of generic products has resulted in pressure to decrease reimbursement payments to pharmacies for generic drugs, causing a reduction in the generic profit rate. We expect this trend to continue.

•                  Sales to customers covered by third party insurance programs have continued to increase and, thus, have become a larger component of our total pharmacy business. On average, our gross profit on third party pharmacy revenues is lower than our gross profit on cash pharmacy revenues. Third party pharmacy revenues were 94.7% of pharmacy revenues in 2006, compared to 94.1% of pharmacy revenues in 2005 and 2004. We expect this trend to continue.

•                  The introduction of the new Medicare Part D benefit is resulting in increased utilization and decreased pharmacy gross profit rates as higher profit business (such as cash and state Medicaid customers) continued to migrate to Part D coverage during 2006.

•                  On February 8, 2006, the President signed into law the Deficit Reduction Act of 2005 (the “DRA”). The DRA seeks to reduce federal spending by altering Medicaid reimbursement formula for multi-source (i.e., generic) drugs. According to the Congressional Budget Office, retail pharmacies are expected to negotiate with individual states for higher dispensing fees to mitigate the adverse effect of these changes. These changes are currently scheduled to take effect late in the first quarter of 2007 and are expected to result in reduced Medicaid reimbursement rates for retail pharmacies. The extent of these reductions cannot be determined at this time.

•                  Our pharmacy gross profit rates have been adversely affected by the efforts of managed care organizations, pharmacy benefit managers, governmental and other third party payors to reduce their prescription costs. In the event this trend continues, we may not be able to sustain our current rate of revenue growth and gross profit dollars could be adversely impacted.

Total operating expenses, which include store and administrative payroll, employee benefits, store and administrative occupancy costs, selling expenses, advertising expenses, administrative expenses and depreciation and amortization expense increased to 21.7% of net revenues in 2006, compared to 21.3% of net revenues in 2005 and 21.5% in 2004.

As you review our performance in this area, we believe you should consider the following important information:

•                  Total operating expenses increased $60.7 million during 2006 as a result of the adoption of the Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment.” In addition, total operating expenses increased due to costs incurred to integrate the Standalone Drug Business.

•                  Total operating expenses as a percentage of net revenues continued to be impacted by an increase in the sale of generic drugs, which typically have a lower selling price than their brand named equivalents.

•                  During the fourth quarter of 2006, we adopted Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in current Year Financial Statements” (“SAB 108”). In connection with adopting SAB 108, we recorded adjustments, which collectively reduced total operating expenses by $40.2 million (the “SAB 108 Adjustments”). Since the effects of the SAB 108 Adjustments were not material to 2006 or any previously reported fiscal year, they were recorded in the fourth quarter of 2006. For internal comparisons, management finds it useful to assess year-to-year performance excluding the SAB 108 Adjustments, which results in comparable 2006 total operating expenses as a percentage of net revenues of 21.8%.

•                  During the fourth quarter of 2004, we conformed our accounting for operating leases and leasehold improvements to the views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission to the American Institute of Certified Public Accountants on February 7, 2005. As a result, we recorded a $65.9 million non-cash pre-tax adjustment to total operating expenses, which represents the cumulative effect of the adjustment for a period of approximately 20 years (the “Lease Adjustment”). Since the Lease Adjustment was not material to 2004 or any previously reported fiscal year, the cumulative effect was recorded in the fourth quarter of 2004. For internal comparisons, management finds it useful to assess year-to-year performance excluding the Lease Adjustment, which results in comparable 2004 total operating expenses as a percentage of net revenues of 21.3%.

•                  Total operating expenses as a percentage of net revenues also increased during 2004 due to integration and incremental costs as a result of the acquisition of the Acquired Businesses. In addition, the acquired stores had lower average revenues per store during 2004, increasing operating expenses as a percentage of net sales.

Interest expense, net consisted of the following:

In millions	2006	2005	2004

Interest expense	$231.7	$117.0	$64.0
Interest income	(15.9)	(6.5)	(5.7)
Interest expense, net	$215.8	$110.5	$58.3

The increase in interest expense during 2006 and 2005 was due to a combination of higher interest rates and higher average debt balances resulting from the acquisitions of the Standalone Drug Business and the 2004 Acquired Businesses during 2006 and 2004 respectively.

Income tax provision ~ Our effective income tax rate was 38.5% in 2006, 35.8% in 2005 and 34.2% in 2004.

As you review our results in this area, we believe you should consider the following important information:

•                  The effective income tax rate was negatively impacted during 2006 due to the implementation of SFAS No. 123(R), as the compensation expense associated with our employee stock purchase plan is not deductible for income tax purposes unless, and until, any disqualifying dispositions occur.

•                  During the fourth quarters of 2006, 2005 and 2004, various events resulted in the Company recording reductions of previously recorded tax reserves through the income tax provision of $11.0 million, $52.6 million and $60.0 million, respectively.

•                  For internal comparisons, management finds it useful to assess year-to-year performance excluding the impact of the tax benefit in 2006, 2005 and 2004 discussed above, and uses 39.0%, 38.6% and 38.5% as comparable effective tax rates for 2006, 2005 and 2004, respectively.

Net earnings increased $144.2 million or 11.8% to $1.4 billion (or $1.60 per diluted share) in 2006. This compares to $1.2 billion (or $1.45 per diluted share) in 2005, and $918.8 million (or $1.10 per diluted share) in 2004. For internal comparisons, management finds it useful to assess year-to-year performance excluding the $40.2 million ($24.7 million after-tax) SAB 108 Adjustments and the tax reversal discussed above, and uses $1.3 billion (or $1.56 per diluted share) for comparable net earnings in 2006. In addition, management finds it useful to remove the $52.6 million tax reserve reversal discussed above, and uses $1.2 billion (or $1.39 per diluted share) for comparable net earnings in 2005. Further, management finds it useful to remove the $40.5 million after-tax effect of the $65.9 million Lease Adjustment to total operating expense and the $60.0 million tax reserve reversal, discussed above, and uses $899.3 million (or $1.08 per diluted share) for its internal comparisons in 2004.

Liquidity  & Capital Resources

We anticipate that our cash flow from operations, supplemented by commercial paper and long-term borrowings, will continue to fund the future growth of our business.

Net cash provided by operating activities increased to $1.7 billion in 2006. This compares to $1.6 billion in 2005 and $0.9 billion in 2004. The increase in net cash provided by operations during 2006 primarily resulted from an increase in cash receipts from revenues. Fiscal 2005 reflected increased revenues and improved inventory management.

Net cash used in investing activities increased to $4.6 billion in 2006. This compares to $0.9 billion in 2005 and $3.2 billion in 2004. The increase in net cash provided by investing activities was primarily due to the acquisition of the Standalone Drug Business. The decrease in net cash used in investing activities during 2005 related to a decrease in acquisitions, as 2004 included the acquisition of the 2004 Acquired Businesses. Gross capital expenditures totaled $1.8 billion during 2006, compared to $1.5 billion in 2005 and $1.3 billion in 2004. During 2006, approximately 51% of our total capital expenditures were for new store construction, 30% for store expansion and improvements and 19% for technology and other corporate initiatives.

During 2007, we currently plan to invest over $1.7 billion in gross capital expenditures, which will include spending for approximately 250-275 new or relocated stores.

Following is a summary of our store development activity for the respective years:

	2006	2005	2004
Total stores (beginning of year)	5,471	5,375	4,179
New and acquired stores	848	166	1,397
Closed stores	(117)	(70)	(201)
Total stores (end of year)	6,202	5,471	5,375
Relocated stores(1)	118	131	96

(1)     Relocated stores are not included in new or closed store totals.

Net cash provided by financing activities was $2.9 billion in 2006, compared to net cash used in financing activities of $579.4 million in 2005 and net cash provided by financing activities of $1.8 billion in 2004. The increase in net cash provided by financing activities was primarily due to the financing of the acquisition of the Standalone Drug Business, including issuance of the Notes (defined below), during the third quarter of 2006. This increase was offset partially by the repayment of the $300 million, 5.625% unsecured senior notes, which matured during the first quarter of 2006. Fiscal 2005 reflected a reduction in short-term borrowings. During 2006, we paid common stock dividends totaling $140.9 million, or $0.155 per common share. In January 2007, our Board of Directors authorized a 26% increase in our annualized common stock dividend to $0.195 per share for 2007.

We believe that our current cash on hand and cash provided by operations, together with our ability to obtain additional short-term and long-term financing, will be sufficient to cover our working capital needs, capital expenditures, debt service requirements and dividend requirements for at least the next twelve months and the foreseeable future.

We had $1.8 billion of commercial paper outstanding at a weighted average interest rate of 5.3% as of December 30, 2006. In connection with our commercial paper program, we maintain a $675 million, five-year unsecured back-up credit facility, which expires on June 11, 2009 and a $675 million five-year unsecured backup credit facility, which expires on June 2, 2010. In preparation for the consummation of the acquisition of the Standalone Drug Business, we entered into a $1.4 billion, five-year unsecured back-up credit facility, which expires on May 12, 2011. The credit facilities allow for borrowings at various rates that are dependent in part on our public debt rating. As of December 30, 2006, we had no outstanding borrowings against the credit facilities.

On August 15, 2006, we issued $800 million of 5.75% unsecured senior notes due August 15, 2011 and $700 million of 6.125% unsecured senior notes due August 15, 2016 (collectively the “Notes”). The Notes pay interest semi-annually and may be redeemed at any time, in whole or in part at a defined redemption price plus accrued interest. Net proceeds from the Notes were used to repay a portion of the outstanding commercial paper issued to finance the Standalone Drug Business. To manage a portion of the risk associated with potential changes in market interest rates, during the second quarter of 2006, we entered into forward starting pay fixed rate swaps (the “Swaps”), with a notional amount of $750 million. The Swaps settled in conjunction with the placement of the long-term financing. As of December 30, 2006, we had no freestanding derivatives in place.

In anticipation of the execution of the accelerated share repurchase upon consummation of the proposed merger with Caremark, we expect to enter into a $1.25 billion, five-year unsecured back-up credit facility, in addition to a facility which will act as a bridge facility, with a value of $5.0 billion. The bridge facility is expected to terminate upon the placement of longer-term financing.

Our credit facilities and unsecured senior notes contain customary restrictive financial and operating covenants. These covenants do not include a requirement for the acceleration of our debt maturities in the event of a downgrade in our credit rating. We do not believe that the restrictions contained in these covenants materially affect our financial or operating flexibility.

Our liquidity is based, in part, on maintaining investment-grade debt ratings. As of December 30, 2006, our long-term debt was rated “Baa2” by Moody’s and “BBB+” by Standard & Poor’s, and our commercial paper program was rated “P-2” by Moody’s and “A-2” by Standard & Poor’s, each on positive outlook. On February 13, 2007, Moody’s placed our long-term debt and commercial paper program on stable outlook, while Standard and Poor’s changed its outlook to developing. In assessing our credit strength, we believe that both Moody’s and Standard & Poor’s considered, among other things, our capital structure and financial policies as well as our consolidated balance sheet, our acquisition of the Standalone Drug Business, the entry into a definitive merger agreement with Caremark and other financial information. Although we currently believe our long-term debt ratings will remain investment grade, we cannot guarantee the future actions of Moody’s and Standard & Poor’s. Our debt ratings have a direct impact on our future borrowing costs, access to capital markets and new store operating lease costs.

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

Between 1991 and 1997, we sold or spun off a number of subsidiaries, including Bob’s Stores, Linens ‘n Things, Marshalls, Kay-Bee Toys, Wilsons, This End Up and Footstar. In many cases, when a former subsidiary leased a store, we provided a guarantee of the store’s lease obligations. When the subsidiaries were disposed of, the guarantees remained in place, although each initial purchaser agreed to indemnify us for any lease obligations we were required to satisfy. If any of the purchasers were to become insolvent and failed to make the required payments under a store lease, we could be required to satisfy these obligations. Assuming that each respective purchaser became insolvent, and we were required to assume all of these lease obligations, we estimate that we could settle the obligations for approximately $350 to $400 million as of December 30, 2006. As of December 30, 2006, we guaranteed approximately 240 such store leases, with the maximum remaining lease term extending through 2022.

We currently believe that the ultimate disposition of any of the lease guarantees will not have a material adverse effect on our consolidated financial condition, results of operations or future cash flows.

Following is a summary of our significant contractual obligations as of December 30, 2006:

	Payments Due by Period
		Within	1-3	3-5	After
In millions	Total	1 Year	Years	Years	5 Years
Operating leases	$19,875.0	$1,445.7	$2,740.5	$2,674.0	$13,014.8
Long-term debt	3,093.8	342.1	696.6	802.7	1,252.4
Purchase obligations	0.4	0.4	—	—	—
Other long-term liabilities reflected in our consolidated balance sheet	381.6	55.3	236.1	43.2	47.0
Capital lease obligations	120.9	2.3	5.4	6.8	106.4
	$23,471.7	$1,845.8	$3,678.6	$3,526.7	$14,420.6

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

Impairment of Long-Lived Assets

We account for the impairment of long-lived assets in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” As such, we evaluate the recoverability of long-lived assets, including intangible assets with finite lives, but excluding goodwill, which is tested for impairment using a separate test, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We group and evaluate long-lived assets for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating long-lived assets for potential impairment, we first compare the carrying amount of the asset group to the individual store’s estimated future cash flows (undiscounted and without interest charges).

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

The net book value of our long-lived assets, including intangible assets with finite lives, covered by this critical accounting policy was approximately $6.7 billion as of December 30, 2006. During 2006, 2005 and 2004, we recorded pre-tax impairment losses totaling $28 million, $27 million and $20 million, respectively. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for impairment losses, it is possible that actual results could differ. In order to help you assess the risk, if any, associated with the uncertainties discussed above, we believe the $8 million pre-tax difference between the high and low end of the three-year impairment loss range would be a reasonably likely annual increase or decrease in the impairment of long-lived assets.

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

Our total closed store lease liability covered by this critical accounting policy was $489.4 million as of December 30, 2006. This amount is net of $246.6 million of estimated sublease income that is subject to the uncertainties discussed above. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for sublease income, it is possible that actual results could differ. In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated sublease income, which we believe is a reasonably likely change, would increase or decrease our total closed store lease liability by about $24.7 million during 2006.

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

On a quarterly basis, we review our assumptions with our independent third party actuaries to determine that our self-insurance liability is adequate as it relates to our general liability, workers’ compensation and auto liability. Similar reviews are conducted semi-annually to determine that our self insurance liability is adequate for our health and medical liability.

Our total self-insurance liability covered by this critical accounting policy was $290.4 million during 2006. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for our self-insurance liability, it is possible that actual results could differ. In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimate for our self-insurance liability, which we believe is a reasonably likely change, would increase or decrease our self-insurance liability by about $29.0 million during 2006.

We have not made any material changes in the accounting methodology used to establish our self-insurance liability during the past three years.

Inventory

Our inventory is stated at the lower of cost or market on a first-in, first-out basis using the retail method of accounting to determine cost of sales and inventory in our stores, and the cost method of accounting to determine inventory in our distribution centers. Under the retail method, inventory is stated at cost, which is determined by applying a cost-to-retail ratio to the ending retail value of our inventory. Since the retail value of our inventory is adjusted on a regular basis to reflect current market conditions, our carrying value should approximate the lower of cost or market. In addition, we reduce the value of our ending inventory for estimated inventory losses that have occurred during the interim period between physical inventory counts. Physical inventory counts are taken on a regular basis in each location (other than the two recently constructed distribution centers, which perform a continuous cycle count process to validate the inventory balance on hand) to ensure that the amounts reflected in the consolidated financial statements are properly stated.

The accounting for inventory contains uncertainty since we must use judgment to estimate the inventory losses that have occurred during the interim period between physical inventory counts. When estimating these losses, we consider a number of factors, which include but are not limited to, historical physical inventory results on a location-by-location basis and current inventory loss trends.

Our total reserve for estimated inventory losses covered by this critical accounting policy was $125.1 million as of December 30, 2006. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for estimated inventory losses, it is possible that actual results could differ. In order to help you assess the aggregate risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated inventory losses, which we believe is a reasonably likely change, would increase or decrease our total reserve for estimated inventory losses by about $12.5 million during 2006.

We have not made any material changes in the accounting methodology used to establish our inventory loss reserves during the past three years.

Although we believe that the estimates discussed above are reasonable and the related calculations conform to generally accepted accounting principles, actual results could differ from our estimates, and such differences could be material.

Recent Accounting Pronouncements

We adopted SFAS No. 123(R), “Share-Based Payment,” effective January 1, 2006. This statement established standards for accounting for transactions in which an entity exchanges its equity instruments for goods or services. The statement focused primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The adoption of this statement resulted in a $42.7 million reduction in net earnings for 2006. Please see Note 7 to our consolidated financial statements for additional information regarding stock-based compensation.

We adopted Financial Accounting Standards Board Staff Position (“FSP”) No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period,” effective January 1, 2006. This FSP addresses the accounting for rental costs associated with operating leases that are incurred during a construction period and requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense over the life of the lease. The adoption of this statement did not have a material impact on our consolidated results of operations, financial position or cash flows.

We adopted SAB No. 108, effective November 15, 2006. SAB No. 108 requires misstatements to be quantified based on their impact on each of the financial statements and related disclosures. The adoption of this statement resulted in a $24.7 million increase in net earnings for 2006.

We adopted SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R),” effective December 15, 2006. SFAS No. 158 requires an employer to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income and in a separate component of stockholder’s equity. The adoption of this statement did not have a material impact on our consolidated results of operations, financial position or cash flows.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the accounting and disclosure for uncertain tax positions, which relate to the uncertainty about how certain tax positions taken or expected to be taken on a tax return should be reflected in the financial statements before they are finally resolved with the taxing authorities. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. Although we are still analyzing the impact of FIN No. 48, we do not believe the adoption will have a material impact on our consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures regarding fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently evaluating the impact that SFAS No. 157 may have on our consolidated results of operations and financial position.

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

By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons, including, but not limited to:

•             Our ability to obtain CVS and Caremark stockholder approval for the merger with Caremark;

•             Our ability to integrate successfully the Caremark business or as timely as expected and successfully retain key personnel;

•             Our ability to realize the revenues and synergies and other benefits from the merger as expected;

•             Litigation and regulatory risks associated with the Caremark and pharmacy benefit management industry generally;

•             The continued efforts of health maintenance organizations, managed care organizations, pharmacy benefit management companies and other third party payors to reduce prescription drug costs and pharmacy reimbursement rates, particularly with respect to generic pharmaceuticals;

•             The effect on pharmacy revenue and gross profit rates attributable to the introduction in 2006 of a new Medicare prescription drug benefit and the continued efforts by various government entities to reduce state Medicaid pharmacy reimbursement rates;

•             Risks related to the change in industry pricing benchmarks that could adversely affect our financial performance;

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

•             The potential effect on PharmaCare’s business results of entering into risk based or reinsurance arrangements in connection with providing pharmacy benefit plan management services. Risks associated with these arrangements include relying on actuarial assumptions that underestimate prescription utilization rates and/or costs for covered members;

•             Our ability to successfully integrate the Standalone Drug Business acquired from Albertsons in June 2006;

•             Our ability to expand MinuteClinic as expected;

•             The risks relating to adverse developments in the healthcare or pharmaceutical industry generally, including, but not limited to, developments in any investigation related to the pharmaceutical industry that may be conducted by governmental authorities;

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

•             Our ability to attract, hire and retain suitable pharmacists, nurse practitioners and management personnel;

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

Management’s Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining effective internal control over financial reporting. Our Company’s internal control over financial reporting includes those policies and procedures that pertain to the Company’s ability to record, process, summarize and report a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that the unauthorized acquisition, use or disposition of assets are prevented or timely detected and that transactions are authorized, recorded and reported properly to permit the preparation of financial statements in accordance with generally accepted accounting principles (GAAP) and receipt and expenditures are duly authorized. In order to ensure the Company’s internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 30, 2006.

We conduct an evaluation of the effectiveness of our internal controls over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation, evaluation of the design effectiveness and testing of the operating effectiveness of controls. Our system of internal control over financial reporting is enhanced by periodic reviews by our internal auditors, written policies and procedures and a written Code of Conduct adopted by our Company’s Board of Directors, applicable to all employees of our Company. In addition, we have an internal Disclosure Committee, comprised of management from each functional area within the Company, which performs a separate review of our disclosure controls and procedures. There are inherent limitations in the effectiveness of any system of internal controls over financial reporting.

Based on our evaluation, we conclude our Company’s internal control over financial reporting is effective and provides reasonable assurance that assets are safeguarded and that the financial records are reliable for preparing financial statements as of December 30, 2006.

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

February 27, 2007

Report of Independent Registered Public Accounting Firm

KPMG LLP

The Board of Directors and Shareholders
CVS Corporation

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that CVS Corporation and subsidiaries maintained effective internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that CVS Corporation and subsidiaries maintained effective internal control over financial reporting as of December 30, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control - Integrated Framework issued by COSO. Also, in our opinion, CVS Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control-Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CVS Corporation and subsidiaries as of December 30, 2006 and December 31, 2005, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the fifty-two week periods ended December 30, 2006, December 31, 2005 and January 1, 2005 and the related financial statement schedule, and our reports dated February 27, 2007 expressed an unqualified opinion on those consolidated financial statements and related financial statement schedule. Such reports include an explanatory paragraph regarding the Company’s adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment”, effective January 1, 2006.

/s/ KPMG LLP

KPMG LLP
Providence, Rhode Island
February 27, 2007

Consolidated Statements of Operations

	Fiscal Year Ended
In millions, except per share amounts	Dec. 30, 2006 (52 weeks)	Dec. 31, 2005 (52 weeks)	Jan. 1, 2005 (52 weeks)
Net revenues	$43,813.8	$37,006.2	$30,594.3
Cost of goods sold, buying and warehousing costs	31,874.8	27,105.0	22,563.1
Gross profit	11,939.0	9,901.2	8,031.2
Selling, general and administrative expenses	8,764.1	7,292.6	6,079.7
Depreciation and amortization	733.3	589.1	496.8
Total operating expenses	9,497.4	7,881.7	6,576.5
Operating profit	2,441.6	2,019.5	1,454.7
Interest expense, net	215.8	110.5	58.3
Earnings before income tax provision	2,225.8	1,909.0	1,396.4
Income tax provision	856.9	684.3	477.6
Net earnings	1,368.9	1,224.7	918.8
Preference dividends, net of income tax benefit	13.9	14.1	14.2
Net earnings available to common shareholders	$1,355.0	$1,210.6	$904.6

Basic earnings per common share:
Net earnings	$1.65	$1.49	$1.13
Weighted average common shares outstanding	820.6	811.4	797.2

Diluted earnings per common share:
Net earnings	$1.60	$1.45	$1.10
Weighted average common shares outstanding	853.2	841.6	830.8
Dividends declared per common share	$0.1550	$0.1450	$0.1325

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

In millions, except shares and per share amounts	Dec. 30, 2006	Dec. 31, 2005
Assets:
Cash and cash equivalents	$530.7	$513.4
Accounts receivable, net	2,377.4	1,839.6
Inventories	7,108.9	5,719.8
Deferred income taxes	274.3	241.1
Other current assets	100.2	78.8
Total current assets	10,391.5	8,392.7

Property and equipment, net	5,333.6	3,952.6
Goodwill	3,195.2	1,789.9
Intangible assets, net	1,318.2	802.2
Deferred income taxes	90.8	122.5
Other assets	240.5	223.5
Total assets	$20,569.8	$15,283.4

Liabilities:
Accounts payable	$2,863.5	$2,467.5
Accrued expenses	1,950.2	1,521.4
Short-term debt	1,842.7	253.4
Current portion of long-term debt	344.3	341.6
Total current liabilities	7,000.7	4,583.9

Long-term debt	2,870.4	1,594.1
Other long-term liabilities	781.1	774.2

Commitments and contingencies (Note 9)

Shareholders’ equity:
Preferred stock, $0.01 par value: authorized 120,619 shares; no shares issued or outstanding	—	—
Preference stock, series one ESOP convertible, par value $1.00: authorized 50,000,000 shares; issued and outstanding 3,990,000 shares at December 30, 2006 and 4,165,000 shares at December 31, 2005	213.3	222.6
Common stock, par value $0.01: authorized 1,000,000,000 shares; issued 847,266,000 shares at December 30, 2006 and 838,841,000 shares at December 31, 2005	8.5	8.4
Treasury stock, at cost: 21,529,000 shares at December 30, 2006 and 24,533,000 shares at December 31, 2005	(314.5)	(356.5)
Guaranteed ESOP obligation	(82.1)	(114.0)
Capital surplus	2,198.4	1,922.4
Retained earnings	7,966.6	6,738.6
Accumulated other comprehensive loss	(72.6)	(90.3)
Total shareholders’ equity	9,917.6	8,331.2
Total liabilities and shareholders’ equity	$20,569.8	$15,283.4

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Shares			Dollars
In millions	Dec. 30, 2006	Dec. 31, 2005	Jan. 1, 2005	Dec. 30, 2006	Dec. 31, 2005	Jan. 1, 2005
Preference stock:
Beginning of year	4.2	4.3	4.5	$222.6	$228.4	$242.7
Conversion to common stock	(0.2)	(0.1)	(0.2)	(9.3)	(5.8)	(14.3)
End of year	4.0	4.2	4.3	213.3	222.6	228.4
Common stock:
Beginning of year	838.8	828.6	820.4	8.4	8.3	8.2
Stock options exercised and awards	8.5	10.2	8.2	0.1	0.1	0.1
End of year	847.3	838.8	828.6	8.5	8.4	8.3
Treasury stock:
Beginning of year	(24.5)	(26.6)	(29.6)	(356.5)	(385.9)	(428.6)
Purchase of treasury shares	0.1	—	—	(0.1)	(1.7)	(0.8)
Conversion of preference stock	0.8	0.5	1.2	11.7	7.3	17.9
Employee stock purchase plan issuance	2.1	1.6	1.8	30.4	23.8	25.6
End of year	(21.5)	(24.5)	(26.6)	(314.5)	(356.5)	(385.9)
Guaranteed ESOP obligation:
Beginning of year				(114.0)	(140.9)	(163.2)
Reduction of guaranteed ESOP obligation				31.9	26.9	22.3
End of year				(82.1)	(114.0)	(140.9)
Capital surplus:
Beginning of year				1,922.4	1,687.3	1,553.1
Conversion of preference stock				(2.4)	(1.5)	(3.6)
Stock option activity and awards				235.8	188.8	119.4
Tax benefit on stock options and awards				42.6	47.8	18.4
End of year				2,198.4	1,922.4	1,687.3
Accumulated other comprehensive loss:
Beginning of year				(90.3)	(55.5)	(36.9)
Recognition of unrealized (loss)/gain on derivatives				(0.3)	2.9	(19.8)
Minimum pension liability adjustment				23.6	(37.7)	1.2
Pension liability adjustment to initially apply SFAS No.158, net of tax benefit				(5.6)	—	—
End of year				(72.6)	(90.3)	(55.5)
Retained earnings:
Beginning of year				6,738.6	5,645.5	4,846.5
Net earnings				1,368.9	1,224.7	918.8
Preference stock dividends				(15.6)	(16.2)	(16.6)
Tax benefit on preference stock dividends				1.7	2.1	2.4
Common stock dividends				(127.0)	(117.5)	(105.6)
End of year				7,966.6	6,738.6	5,645.5
Total shareholders’ equity				$9,917.6	$8,331.2	$6,987.2
Comprehensive income:
Net earnings				$1,368.9	$1,224.7	$918.8
Recognition of unrealized (loss)/gain on derivatives				(0.3)	2.9	(19.8)
Minimum pension liability, net of income tax				23.6	(37.7)	1.2
Comprehensive income				$1,392.2	$1,189.9	$900.2

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
In millions	Dec. 30, 2006 (52 weeks)	Dec. 31, 2005 (52 weeks)	Jan. 1, 2005 (52 weeks)
Cash flows from operating activities:
Cash receipts from revenues	$43,273.7	$36,923.1	$30,545.8
Cash paid for inventory	(31,422.1)	(26,403.9)	(22,469.2)
Cash paid to other suppliers and employees	(9,065.3)	(8,186.7)	(6,528.5)
Interest and dividends received	15.9	6.5	5.7
Interest paid	(228.1)	(135.9)	(70.4)
Income taxes paid	(831.7)	(591.0)	(569.2)
Net cash provided by operating activities	1,742.4	1,612.1	914.2
Cash flows from investing activities:
Additions to property and equipment	(1,768.9)	(1,495.4)	(1,347.7)
Proceeds from sale-leaseback transactions	1,375.6	539.9	496.6
Acquisitions (net of cash acquired) and other investments	(4,224.2)	12.1	(2,293.7)
Cash outflow from hedging activities	(5.3)	—	(32.8)
Proceeds from sale or disposal of assets	29.6	31.8	14.3
Net cash used in investing activities	(4,593.2)	(911.6)	(3,163.3)
Cash flows from financing activities:
Additions to/ (reductions in) short-term debt	1,589.3	(632.2)	885.6
Dividends paid	(140.9)	(131.6)	(119.8)
Proceeds from exercise of stock options	187.6	178.4	129.8
Excess tax benefits from stock based compensation	42.6	—	—
Additions to long-term debt	1,500.0	16.5	1,204.1
Reductions in long-term debt	(310.5)	(10.5)	(301.5)
Net cash provided by (used in) financing activities	2,868.1	(579.4)	1,798.2
Net increase in cash and cash equivalents	17.3	121.1	(450.9)
Cash and cash equivalents at beginning of year	513.4	392.3	843.2
Cash and cash equivalents at end of year	$530.7	$513.4	$392.3
Reconciliation of net earnings to net cash provided by operating activities:
Net earnings	$1,368.9	$1,224.7	$918.8
Adjustments required to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	733.3	589.1	496.8
Stock based compensation	69.9	—	—
Deferred income taxes and other non-cash items	98.2	13.5	(23.6)
Change in operating assets and liabilities providing/(requiring) cash, net of effects from acquisitions:
Accounts receivable, net	(540.1)	(83.1)	(48.4)
Inventories	(624.1)	(265.2)	(509.8)
Other current assets	(21.4)	(13.2)	35.7
Other assets	(17.2)	(0.1)	8.5
Accounts payable	396.7	192.2	109.4
Accrued expenses	328.9	(43.8)	(144.2)
Other long-term liabilities	(50.7)	(2.0)	71.0
Net cash provided by operating activities	$1,742.4	$1,612.1	$914.2

See accompanying notes to consolidated financial statements.

1       Significant Accounting Policies

Description of business ~ CVS Corporation (the “Company”) is a leader in the retail drugstore industry in the United States. The Company sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, film and photo finishing services, seasonal merchandise, greeting cards and convenience foods, through its CVS/pharmacy® retail stores and online through CVS.com®. Also, healthcare services are provided through the 146 MinuteClinic healthcare clinics, located in 18 states, of which 129 are located within CVS retail drugstores. In addition, the Company provides pharmacy benefit management, mail order services and specialty pharmacy services through PharmaCare Management Services (“PharmaCare”) and PharmaCare Pharmacy® stores. As of December 30, 2006, the Company operated 6,202 retail and specialty pharmacy stores in 43 states and the District of Columbia.

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

Fiscal Year ~ The Company’s fiscal year is a 52 or 53 week period ending on the Saturday nearest to December 31. Fiscal 2006, which ended on December 30, 2006, fiscal 2005, which ended on December 31, 2005 and fiscal 2004, which ended on January 1, 2005, each included 52 weeks. Unless otherwise noted, all references to years relate to these fiscal years.

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

Accounts receivable ~ Accounts receivable are stated net of an allowance for uncollectible accounts of $73.4 million and $53.2 million as of December 30, 2006 and December 31, 2005, respectively. The balance primarily includes amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies) and vendors.

Fair value of financial instruments ~ As of December 30, 2006, the Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and short-term debt. Due to the short-term nature of these instruments, the Company’s carrying value approximates fair value. The carrying amount and the estimated fair value of long-term debt was $3.1 billion as of December 30, 2006. The carrying amount and the estimated fair value of long-term debt was $1.9 billion as of December 31, 2005. The fair value of long-term debt was estimated based on rates currently offered to the Company for debt with similar terms and maturities. The Company had outstanding letters of credit, which guaranteed foreign trade purchases, with a fair value of $6.8 million as of December 30, 2006, and $9.5 million as of December 31, 2005. There were no outstanding investments in derivative financial instruments as of December 30, 2006 or December 31, 2005.

Inventories ~ Inventory is stated at the lower of cost or market on a first-in, first-out basis using the retail method of accounting to determine cost of sales and inventory in our stores, and the cost method of accounting to determine inventory in our distribution centers. Independent physical inventory counts are taken on a regular basis in each store and distribution center location (other than two recently constructed distribution centers, which perform a continuous cycle count process to validate the inventory balance on hand) to ensure that the amounts reflected in the accompanying consolidated financial statements are properly stated. During the interim period between physical inventory counts, the Company accrues for anticipated physical inventory losses on a location-by-location basis based on historical results and current trends.

Goodwill ~ The Company accounts for goodwill and intangibles under Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” As such, goodwill and other indefinite-lived assets are not amortized, but are subject to impairment reviews annually, or more frequently if necessary. See Note 3 for further information on goodwill.

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

Following are the components of property and equipment included in the consolidated balance sheets as of the respective balance sheet dates:

In millions	Dec. 30, 2006	Dec. 31, 2005
Land	$601.3	$322.4
Building and improvements	801.9	631.0
Fixtures and equipment	4,347.4	3,484.1
Leasehold improvements	1,828.5	1,496.7
Capitalized software	219.1	198.6
Capital leases	229.3	1.3
	8,027.5	6,134.1
Accumulated depreciation and amortization	(2,693.9)	(2,181.5)
	$5,333.6	$3,952.6

The Company capitalizes application development stage costs for significant internally developed software projects. These costs are amortized over a five-year period. Unamortized costs were $75.5 million as of December 30, 2006 and $84.3 million as of December 31, 2005.

Impairment of long-lived assets ~ The Company accounts for the impairment of long-lived assets in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” As such, the Company groups and evaluates fixed and finite-lived intangible assets excluding goodwill, for impairment at the individual store level, which is the lowest level at which individual cash flows can be identified. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset group to the individual store’s estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset group, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset group to the individual store’s estimated fair value based on estimated future cash flows (discounted and with interest charges). If the carrying amount exceeds the individual store’s estimated future cash flows (discounted and with interest charges), the loss is allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets.

Revenue recognition ~ For all sales other than third party pharmacy sales, the Company recognizes revenue from the sale of merchandise at the point of sale. For third party pharmacy sales, revenue is recognized at the time the prescription is filled, which is or approximates when the customer picks up the prescription. Customer returns are immaterial. Service revenue from the Company’s pharmacy benefit management segment, which is recognized using the net method under Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a Principal Versus Net as an Agent,” is recognized at the time the service is provided. Service revenue totaled $194.5 million in 2006, $201.8 million in 2005 and $129.3 million in 2004.

Premium revenue from the Company’s pharmacy benefit management segment is accounted for under SFAS No. 113, “Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts,” and is recognized over the period of the contract in proportion to the amount of insurance coverage provided. Premiums collected in advance are deferred. Premium revenue totaled $380.1 million in 2006 and $91.6 million in 2005. There was no premium revenue in 2004.

Insurance ~ The Company is self-insured for certain losses related to general liability, workers’ compensation and automobile liability. The Company obtains third party insurance coverage to limit exposure from these claims. The Company is also self-insured for certain losses related to health and medical liabilities.

The Company’s self-insurance accruals, which include reported claims and claims incurred but not reported, are calculated using standard insurance industry actuarial assumptions and the Company’s historical claims experience. During 2005, PharmaCare entered into certain risk-based or reinsurance arrangements in connection with providing pharmacy plan management services. Policies and contract claims include actual claims reported but not paid and estimates of healthcare services incurred but not reported. The estimated claims incurred but not reported are calculated using standard insurance industry actuarial assumptions based on historical data, current enrollment, health service utilization statistics and other related information and are provided by third party actuaries.

Vendor allowances ~ The Company accounts for vendor allowances under the guidance provided by EITF Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” and EITF Issue No. 03-10, “Application of EITF Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers.” Vendor allowances reduce the carrying cost of inventory unless they are specifically identified as a reimbursement for promotional programs and/or other services provided. Funds that are directly linked to advertising commitments are recognized as a reduction of advertising expense in the selling, general and administrative expenses line when the related advertising commitment is satisfied. Any such allowances received in excess of the actual cost incurred also reduce the carrying cost of inventory. The total value of any upfront payments received from vendors that are linked to purchase commitments is initially deferred. The deferred amounts are then amortized to reduce cost of goods sold over the life of the contract based upon purchase volume. The total value of any upfront payments received from vendors that are not linked to purchase commitments is also initially deferred. The deferred amounts are then amortized to reduce cost of goods sold on a straight-line basis over the life of the related contract. The total amortization of these upfront payments was not material to the accompanying consolidated financial statements.

Store opening and closing costs ~ New store opening costs, other than capital expenditures, are charged directly to expense when incurred. When the Company closes a store, the present value of estimated unrecoverable costs, including the remaining lease obligation less estimated sublease income and the book value of abandoned property and equipment, are charged to expense. The long-term portion of the lease obligations associated with store closings was $418.0 million, $406.3 million and $507.1 million in 2006 2005 and 2004, respectively.

Advertising costs ~ Advertising costs are expensed when the related advertising takes place. Advertising costs, net of vendor funding, which is included in selling, general and administrative expenses, were $265.3 million in 2006, $206.6 million in 2005 and $205.7 million in 2004.

Interest expense, net ~ Interest expense was $231.7 million, $117.0 million and $64.0 million, and interest income was $15.9 million, $6.5 million and $5.7 million in 2006, 2005 and 2004, respectively. Capitalized interest totaled $20.7 million in 2006, $12.7 million in 2005 and $10.4 million in 2004.

Accumulated other comprehensive loss ~ Accumulated other comprehensive loss consists of a minimum pension liability, unrealized losses on derivatives and adjustment to initially apply SFAS No. 158. Due to the application of SFAS No. 158 in 2006, there was no minimum pension liability recorded as of December 30, 2006. In accordance with SFAS No. 158, the amount included in accumulated other comprehensive income related to the Company’s pension and post retirement plans was $87.4 million pre-tax ($55.4 million after-tax) as of December 30, 2006. The minimum pension liability totaled $117.0 million pre-tax ($73.4 million after-tax) as of December 31, 2005. The unrealized loss on derivatives totaled $27.2 million pre-tax ($17.2 million after-tax) and $26.7 million pre-tax ($16.9 million after-tax) as of December 30, 2006 and December 31, 2005, respectively.

Stock-based compensation ~ On January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment,” using the modified prospective transition method. Under this method, compensation expense is recognized for options granted on or after January 1, 2006, as well as any unvested options on the date of adoption. As allowed under the modified prospective transition method, prior period financial statements have not been restated. Prior to January 1, 2006, the Company accounted for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, no stock based employee compensation costs were reflected in net earnings for options granted under those plans since they had an exercise price equal to the fair market value of the underlying common stock on the date of grant. See Note 7 for further information on stock-based compensation.

Income taxes ~ The Company provides for federal and state income taxes currently payable, as well as for those deferred because of timing differences between reported income and expenses for financial statement purposes versus tax purposes. Federal and state incentive tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recoverable or settled. The effect of a change in tax rates is recognized as income or expense in the period of the change.

Earnings per common share ~ Basic earnings per common share is computed by dividing: (i) net earnings, after deducting the after-tax Employee Stock Ownership Plan (“ESOP”) preference dividends, by (ii) the weighted average number of common shares outstanding during the year (the “Basic Shares”).

When computing diluted earnings per common share, the Company assumes that the ESOP preference stock is converted into common stock and all dilutive stock awards are exercised. After the assumed ESOP preference stock conversion, the ESOP Trust would hold common stock rather than ESOP preference stock and would receive common stock dividends ($0.1550 per share in 2006, $0.1450 per share in 2005 and $0.1325 per share in 2004) rather than ESOP preference stock dividends (currently $3.90 per share). Since the ESOP Trust uses the dividends it receives to service its debt, the Company would have to increase its contribution to the ESOP Trust to compensate it for the lower dividends. This additional contribution would reduce the Company’s net earnings, which in turn, would reduce the amounts that would be accrued under the Company’s incentive compensation plans.

Diluted earnings per common share is computed by dividing: (i) net earnings, after accounting for the difference between the dividends on the ESOP preference stock and common stock and after making adjustments for the incentive compensation plans, by (ii) Basic Shares plus the additional shares that would be issued assuming that all dilutive stock awards are exercised and the ESOP preference stock is converted into common stock. Options to purchase 4.7 million, 6.9 million and 9.4 million shares of common stock were outstanding as of December 30, 2006, December 31, 2005 and January 1, 2005, respectively, but were not included in the calculation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

New Accounting Pronouncements ~ The Company adopted, SFAS No. 123(R), “Share-Based Payment,” effective January 1, 2006. This statement established standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. The statement focused primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The adoption of this statement resulted in a $42.7 million reduction in net earnings for 2006. Please see Note 7 to the Company’s consolidated financial statements for additional information regarding stock-based compensation.

The Company adopted FASB Staff Position (“FSP”) No. FAS 13-1, “Accounting for Rental Costs Incurred during a Construction Period,” effective January 1, 2006. The FSP addresses the accounting for rental costs associated with operating leases that are incurred during a construction period and requires rental costs associated with ground or building operating leases that are incurred during a construction period to be recognized as rental expense over the life of the lease. The adoption of this statement did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

The Company adopted the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements,” effective November 15, 2006. SAB No. 108 requires misstatements to be quantified based on their impact on each of the financial statements and related disclosures. The adoption of this statement resulted in a $24.7 million increase in net earnings for 2006.

The Company adopted SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R),” effective December 15, 2006. SFAS No. 158 requires an employer to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income and in a separate component of shareholder’s equity. The adoption of this statement did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109.” FIN No. 48 clarifies the accounting and disclosure for uncertain tax positions, which relate to the uncertainty about how certain tax positions taken or expected to be taken on a tax return should be reflected in the financial statements before they are finally resolved with the taxing authorities. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. Although the Company is still analyzing the impact of FIN No. 48, it does not believe the adoption will have a material impact on its consolidated results of operations and financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurement.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures regarding fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently evaluating the impact that SFAS No. 157 may have on its consolidated results of operations and financial position.

2       Acquisition

On June 2, 2006, CVS acquired certain assets and assumed certain liabilities from Albertson’s, Inc. (“Albertsons”) for $4.0 billion. The Company believes that this acquisition is consistent with its long-term strategy of expanding its retail drugstore business in high-growth markets. The assets acquired and the liabilities assumed included approximately 700 standalone drugstores and a distribution center (collectively the “Standalone Drug Business”). CVS financed the acquisition of the Standalone Drug Business by issuing commercial paper and borrowing $1.0 billion from a bridge loan facility. During the third quarter of 2006, CVS repaid a portion of the commercial paper used to finance the acquisition with the proceeds received from the issuance of $800 million of 5.75% unsecured senior notes due August 15, 2011 and $700 million of 6.125% unsecured senior notes due August 15, 2016. During the fourth quarter of 2006, CVS sold a substantial portion of the acquired real estate through a sale-leaseback transaction, the proceeds of which were used in retiring the bridge loan facility. The results of the operations of the Standalone Drug Business from June 2, 2006 through December 30, 2006, have been included in CVS’ consolidated statements of operations for the period ended December 30, 2006.

Following is a summary of the estimated assets acquired and liabilities assumed, which includes estimated transaction costs, as of June 2, 2006. This estimate is preliminary and based on information that was available to management at the time the financial statements were prepared. Accordingly, the allocation will change and the impact of such changes could be material.

Estimated Assets Acquired and Liabilities Assumed as of June 2, 2006

In millions
Cash and cash equivalents	$0.9
Inventories	765.0
Other current assets	14.1
Total current assets	780.0
Property and equipment	1,570.9
Goodwill	1,307.1
Intangible assets	595.0
Other assets	20.0
Total assets acquired	4,273.0
Accrued expenses(1)(2)	90.8
Short-term portion of capital leases	2.2
Total current liabilities	93.0
Other long-term liabilities(2)	176.9
Total liabilities	269.9
Net assets acquired	4,003.1

(1)          Accrued expenses include $6.2 million for the estimated severance, benefits and outplacement costs for approximately 970 employees of the Standalone Drug Business that have been or will be terminated. As of December 30, 2006, $1.1 million of the liability has been settled with cash payments. The $5.1 million remaining liability will require future cash payments through 2008.

(2)          Accrued expenses include $6.6 million and Other long-term liabilities include $57.0 million for the estimated costs associated with the non-cancelable lease obligations of 76 acquired stores the Company intends to close. As of December 30, 2006, 74 of these locations have been closed and $4.9 million of this liability has been settled with cash payments. The $59.6 million remaining liability, which includes $0.9 million of interest accretion, will require future cash payments through 2033.

The following unaudited pro forma combined results of operations have been provided for illustrative purposes only and do not purport to be indicative of the actual results that would have been achieved by the combined companies for the periods presented or that will be achieved by the combined companies in the future:

In millions, except per share amounts	2006	2005

Pro forma:(1)(2)
Net revenues	$46,187.7	$42,469.2
Net earnings	1,366.0	1,156.8
Basic earnings per share	$1.65	$1.41
Diluted earnings per share	1.60	1.37

(1)          The unaudited pro forma combined results of operations assume that the acquisition of the Standalone Drug Business occurred at the beginning of each period presented. Such results have been prepared by adjusting the historical results of the Company to include the historical results of the Standalone Drug Business, the incremental interest expense and the impact of the preliminary purchase price allocation discussed above.

(2)          The unaudited pro forma combined results of operations do not include any cost savings that may result from the combination of the Company and the Standalone Drug Business or any costs that will be incurred by the Company to integrate the Standalone Drug Business.

On July 31, 2004, the Company acquired certain assets and assumed certain liabilities from J.C. Penney Company, Inc. and certain of its subsidiaries, including Eckerd Corporation (“Eckerd”). The acquisition included more than 1,200 Eckerd retail drugstores and Eckerd Health Services, which includes Eckerd’s mail order and pharmacy benefit management businesses (collectively, the “2004 Acquired Businesses”). The final purchase price, including transaction costs, was $2.1 billion.

In conjunction with the acquisition, during fiscal 2004, the Company recorded a liability totaling $54.7 million for the estimated costs associated with terminating various Eckerd contracts that were in place at the time of acquisition. As of December 30, 2006, $45.5 million of this liability has been settled with cash payments. The $7.8 million remaining liability will require future cash payments through 2009. The Company also recorded a $10.5 million liability for the estimated severance, benefits and outplacement costs for 1,090 Eckerd employees that have or will be terminated. As of December 30, 2006, $8.1 million of this liability has been settled with cash payments, representing full settlement of the obligation. In addition, the Company recorded a $349.8 million liability for the estimated costs associated with the non-cancelable lease obligations of 296 Eckerd locations that the Company did not intend to operate. As of December 30, 2006, 294 of these locations have been closed and $144.9 million of this liability has been settled with cash payments. The $215.2 million remaining liability, which includes $17.8 million of interest accretion, will require future cash payments through 2030. The Company believes that the remaining liabilities discussed above are adequate to cover the remaining costs associated with the related activities.

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

The impairment loss calculation compares the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. During the third quarter of 2006, the Company performed its required annual goodwill impairment test, which concluded there was no impairment of goodwill.

The carrying amount of goodwill was $3,195.2 million and $1,789.9 million as of December 30, 2006 and December 31, 2005, respectively. During 2006, gross goodwill increased primarily due to the acquisition of the Standalone Drug Business. There was no impairment of goodwill during 2006.

Intangible assets other than goodwill are required to be separated into two categories: finite-lived and indefinite-lived. Intangible assets with finite useful lives are amortized over their estimated useful lives, while intangible assets with indefinite useful lives are not amortized. The Company currently has no intangible assets with indefinite lives.

The increase in the gross carrying amount of the Company’s amortizable intangible assets during 2006 was primarily due to the acquisition of the Standalone Drug Business. The amortization expense for intangible assets totaled $161.2 million in 2006, $128.6 million in 2005 and $95.9 million in 2004. The anticipated annual amortization expense for these intangible assets is $186.2 million in 2007, $176.7 million in 2008, $167.0 million in 2009, $157.0 million in 2010 and $148.6 million in 2011.

Following is a summary of the Company’s amortizable intangible assets as of the respective balance sheet dates:

	Dec. 30, 2006		Dec. 31, 2005
In millions	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Customer lists and Covenants not to compete	$1,457.6	$(563.4)	$1,152.4	$(435.9)
Favorable leases and Other	552.2	(128.2)	185.5	(99.8)
	$2,009.8	$(691.6)	$1,337.9	$(535.7)

4       Borrowing and Credit Agreements

Following is a summary of the Company’s borrowings as of the respective balance sheet dates:

In millions	Dec. 30, 2006	Dec. 31, 2005
Commercial paper	$1,842.7	$253.4
5.625% senior notes due 2006	—	300.0
3.875% senior notes due 2007	300.0	300.0
4.0% senior notes due 2009	650.0	650.0
5.75% senior notes due 2011	800.0	—
4.875% senior notes due 2014	550.0	550.0
6.125% senior notes due 2016	700.0	—
8.52% ESOP notes due 2008(1)	82.1	114.0
Mortgage notes payable	11.7	21.0
Capital lease obligations	120.9	0.7
	5,057.4	2,189.1
Less:
Short-term debt	(1,842.7)	(253.4)
Current portion of long-term debt	(344.3)	(341.6)
	$2,870.4	$1,594.1

(1)          See Note 6 for further information about the Company’s ESOP Plan.

In connection with our commercial paper program, we maintain a $675 million, five-year unsecured back-up credit facility, which expires on June 11, 2009 and a $675 million five-year unsecured backup credit facility, which expires on June 2, 2010. In preparation for the consummation of the acquisition of the Standalone Drug Business, we entered into a $1.4 billion, five-year unsecured back-up credit facility, which expires on May 12, 2011. The credit facilities allow for borrowings at various rates depending on the Company’s public debt ratings and require the Company to pay a quarterly facility fee of 0.1%, regardless of usage. As of December 30, 2006, the Company had no outstanding borrowings against the credit facilities. The weighted average interest rate for short-term debt was 5.3% and 3.3% as of December 30, 2006 and December 31, 2005, respectively.

On August 15, 2006, the Company issued $800 million of 5.75% unsecured senior notes due August 15, 2011 and $700 million of 6.125% unsecured senior notes due August 15, 2016 (collectively the “Notes”). The Notes pay interest semi-annually and may be redeemed at any time, in whole or in part at a defined redemption price plus accrued interest. Net proceeds from the Notes were used to repay a portion of the outstanding commercial paper issued to finance the acquisition of the Standalone Drug Business.

To manage a portion of the risk associated with potential changes in market interest rates, during the second quarter of 2006 the Company entered into forward starting pay fixed rate swaps (the “Swaps”), with a notional amount of $750 million. The Swaps settled in conjunction with the placement of the long-term financing, at a loss of $5.3 million. The Company accounts for the above derivatives in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as modified by SFAS No. 138, “Accounting for Derivative Instruments and Certain Hedging Activities,” which requires the resulting loss to be recorded in shareholders’ equity as a component of accumulated other comprehensive loss. This unrealized loss will be amortized as a component of interest expense over the life of the related long-term financing. As of December 30, 2006, the Company had no freestanding derivatives in place.

The credit facilities and unsecured senior notes contain customary restrictive financial and operating covenants. The covenants do not materially affect the Company’s financial or operating flexibility.

The aggregate maturities of long-term debt for each of the five years subsequent to December 30, 2006 are $344.3 million in 2007, $48.1 million in 2008, $654.0 million in 2009, $4.5 million in 2010 and $805.0 million in 2011.

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

Following is a summary of the Company’s net rental expense for operating leases for the respective years:

In millions	2006	2005	2004
Minimum rentals	$1,361.2	$1,213.2	$1,020.6
Contingent rentals	61.5	63.3	61.7
	1,422.7	1,276.5	1,082.3
Less: sublease income	(26.4)	(18.8)	(14.0)
	$1,396.3	$1,257.7	$1,068.3

Following is a summary of the future minimum lease payments under capital and operating leases as of December 30, 2006:

In millions	Capital Leases	Operating Leases
2007	$14.2	$1,445.7
2008	14.2	1,394.4
2009	14.2	1,346.1
2010	14.3	1,453.3
2011	14.3	1,220.7
Thereafter	194.3	13,014.8
	$265.5	$19,875.0
Less: imputed interest	(144.6)
Present value of capital lease obligations	$120.9	$19,875.0

The Company finances a portion of its store development program through sale-leaseback transactions. The properties are sold and the resulting leases qualify and are accounted for as operating leases. The Company does not have any retained or contingent interests in the stores, nor does the Company provide any guarantees, other than a guarantee of lease payments, in connection with the sale-leasebacks. Proceeds from sale-leaseback transactions totaled $1,375.6 million in 2006, $539.9 million in 2005 and $496.6 million in 2004. The operating leases that resulted from these transactions are included in the above table.

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

As of December 30, 2006, 4.0 million shares of ESOP Preference Stock were outstanding, of which 3.2 million shares were allocated to participants and the remaining 0.8 million shares were held in the ESOP Trust for future allocations.

Annual ESOP expense recognized is equal to (i) the interest incurred on the ESOP Notes plus (ii) the higher of (a) the principal repayments or (b) the cost of the shares allocated, less (iii) the dividends paid. Similarly, the guaranteed ESOP obligation is reduced by the higher of (i) the principal payments or (ii) the cost of shares allocated.

Following is a summary of the ESOP activity for the respective years:

In millions	2006	2005	2004
ESOP expense recognized	$26.0	$22.7	$19.5
Dividends paid	15.6	16.2	16.6
Cash contributions	26.0	22.7	19.5
Interest payments	9.7	12.0	13.9
ESOP shares allocated	0.4	0.3	0.3

7          Stock Incentive Plans

On January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment,” using the modified prospective transition method. Under this method, compensation expense is recognized for options granted on or after January 1, 2006 as well as any unvested options on the date of adoption. Compensation expense for unvested stock options outstanding at January 1, 2006 is recognized over the requisite service period based on the grant-date fair value of those options and awards as previously calculated under the SFAS No. 123(R) pro forma disclosure requirements. As allowed under the modified prospective transition method, prior period financial statements have not been restated. Prior to January 1, 2006, the Company accounted for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, no stock based employee compensation costs were reflected in net earnings for options granted under those plans since they had an exercise price equal to the fair market value of the underlying common stock on the date of grant.

Compensation expense related to stock options, which includes the 1999 Employee Stock Purchase Plan (“ESPP”) totaled $60.7 million for 2006. The recognized tax benefit was $18.0 million for 2006. Compensation expense related to restricted stock awards totaled $9.2 million for 2006, compared to $5.9 million for 2005. Compensation costs associated with the Company’s share-based payments are included in selling, general and administrative expenses.

The following table includes the effect on net earnings and earnings per share if stock compensation costs had been determined consistent with the fair value recognition provisions of SFAS No. 123(R) for the respective periods:

In millions, except per share amounts		2005	2004
Net earnings, as reported		$1,224.7	$918.8
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects(1)		4.8	1.5
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		48.6	40.2
Pro forma net earnings		$1,180.9	$880.1
Basic EPS:	As reported	$1.49	$1.13
	Pro forma	1.44	1.09
Diluted EPS:	As reported	$1.45	$1.10
	Pro forma	1.40	1.06

(1)          Amounts represent the after-tax compensation costs for restricted stock grants and expense related to the acceleration of vesting of stock options on certain terminated employees.

The ESPP provides for the purchase of up to 14.8 million shares of common stock. Under the ESPP, eligible employees may purchase common stock at the end of each six-month offering period, at a purchase price equal to 85% of the lower of the fair market value on the first day or the last day of the offering period. During 2006, 2.1 million shares of common stock were purchased at an average price of $22.54 per share. As of December 30, 2006, 12.1 million shares of common stock have been issued under the ESPP since its inception.

The fair value of stock compensation expense associated with the Company’s ESPP is estimated on the date of grant (i.e., the beginning of the offering period) using the Black-Scholes Option Pricing Model and is recorded as a liability, which is adjusted to reflect the fair value of the award at each reporting period until settlement date.

Following is a summary of the assumptions utilized in valuing the ESPP awards for each of the respective periods:

	2006	2005	2004
Dividend yield(1)	0.26%	0.26%	0.30%
Expected volatility(2)	26.00%	16.40%	17.40%
Risk-free interest rate(3)	5.08%	3.35%	2.50%
Expected life (in years)(4)	0.5	0.5	0.5

(1)          Dividend yield is calculated based on semi-annual dividends paid and the fair market value of the Company’s stock at the period end date.

(2)          Expected volatility is based on the historical volatility of the Company’s daily stock market prices over the previous six month period.

(3)          Based on the Treasury constant maturity interest rate whose term is consistent with the expected term of ESPP options (6 months).

(4)          Based on semi-annual purchase period.

The Company’s 1997 Incentive Compensation Plan (the “ICP”) provides for the granting of up to 85.8 million shares of common stock in the form of stock options and other awards to selected officers, employees and directors of the Company. The ICP allows for up to 7.2 million restricted shares to be issued. The Company’s restricted awards are considered nonvested share awards as defined under SFAS 123(R). The restricted awards require no payment from the employee and compensation cost is recorded based on the market price on the grant date, for which compensation expense is recognized on a straight-line basis over the requisite service period. The Company granted 5,000, 427,000 and 824,000 shares of restricted stock with a weighted average per share grant date fair value of $28.71, $24.80 and $18.41, in 2006, 2005 and 2004, respectively. In addition, the Company granted 673,000 restricted stock units with a weighted average fair value of $29.40 in 2006. The fair value of the restricted shares and units are expensed over the period during which the restrictions lapse. Compensation costs for restricted shares and units totaled $9.2 million in 2006, $5.9 million in 2005 and $2.4 million in 2004.

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

Following is a summary of the restricted share award activity under the ICP as of December 30, 2006:

Shares in thousands	Shares	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2005	501	$20.80
Granted	5	28.71
Vested	(197)	18.94
Forfeited	(3)	24.71
Nonvested at December 30, 2006	306	$22.08

Following is a summary of the restricted unit award activity under the ICP as of December 30, 2006:

Units in thousands	Units	Weighted Average Grant Date Fair Value
Nonvested at December 31, 2005	1,377	$23.10
Granted	673	29.40
Vested	(16)	33.80
Forfeited	(25)	25.22
Nonvested at December 30, 2006	2,009	$25.22

All grants under the ICP are awarded at fair market value on the date of grant. The fair value of stock options is estimated using the Black-Scholes Option Pricing Model and compensation expense is recognized on a straight-line basis over the requisite service period. Options granted prior to 2004 generally become exercisable over a four-year period from the grant date and expire ten years after the date of grant. Options granted during and subsequent to fiscal 2004 generally become exercisable over a three-year period from the grant date and expire seven years after the date of grant. As of December 30, 2006, there were 18.0 million shares available for future grants under the ICP.

SFAS No. 123(R) requires that the benefit of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under prior guidance. Excess tax benefits of $42.6 million were included in financing activities in the accompanying consolidated statement of cash flow during 2006. Cash received from stock options exercised, which includes the ESPP, totaled $187.6 million and the related tax benefits realized were $42.6 million during 2006. Cash received from stock options exercised totaled $178.4 million and the related tax benefits realized were $46.6 million during 2005.

The total intrinsic value of options exercised during 2006 was $117.8 million, compared to $117.5 million and $51.9 million in 2005 and 2004, respectively. The fair value of options exercised during 2006 was $257.1 million, compared to $263.3 million and $156.8 million during 2005 and 2004, respectively.

The fair value of each stock option is estimated using the Black-Scholes Option Pricing Model based on the following assumptions at the time of grant:

	2006	2005	2004
Dividend yield (1)	0.50%	0.56%	0.65%
Expected volatility (2)	24.58%	34.00%	30.50%
Risk-free interest rate (3)	4.7%	4.3%	3.9%
Expected life (in years)(4)	4.2	5.7	6.6
Weighted-average grant date fair value	$8.46	$8.46	$6.47

(1)   Dividend yield is based on annual dividends paid and the fair market value of the Company’s stock at the period end date.

(2)   Expected volatility is estimated utilizing the Company’s historical volatility over a period equal to the expected life of each option grant after adjustments for infrequent events such as stock splits.

(3)   The risk-free interest rate was selected based on yields from U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the options being valued.

(4)   Expected life represents the number of years that the options are expected to be outstanding from grant date based on historical data of option holder exercise and termination behavior.

As of December 30, 2006, unrecognized compensation expense related to unvested options totaled $66.3 million, which the Company expects to be recognized over a weighted-average period of 1.4 years.

Following is a summary of the Company’s stock option activity as of December 30, 2006:

Shares in thousands	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2005	43,617	$18.82	—	—
Granted	7,449	31.00	—	—
Exercised	(8,342)	16.69	—	—
Forfeited	(623)	21.55	—	—
Expired	(484)	21.68	—	—
Outstanding at December 30, 2006	41,617	21.35	4.72	410,957,209
Exercisable at December 30, 2006	26,773	19.57	4.16	308,035,407

Following is a summary of the stock options outstanding and exercisable as of December 30, 2006:

	Options Outstanding			Options Exercisable
Shares in thousands	Number	Weighted Average	Weighted Average	Number	Weighted Average
Range of Exercise Prices	Outstanding	Remaining Life	Exercise Price	Exercisable	Exercise Price
$ 11.50 to $14.96	12,644	5.49	$13.70	10,239	$13.96
14.97 to 18.66	8,378	3.02	17.50	6,707	17.47
18.67 to 25.00	7,598	4.17	22.21	4,073	22.04
25.01 to 30.26	11,047	5.17	30.14	5,753	30.25
30.27 to 33.95	49	7.51	32.34	—	—
33.96 to 34.41	1,901	6.59	34.41	1	34.41
Total	41,617	4.72	$21.35	26,773	$19.57

8       Pension Plans and Other Postretirement Benefits

During 2006, the Company adopted SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R).” SFAS No. 158 requires an employer to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes will be reported in comprehensive income and in a separate component of stockholder’s equity.

Defined Contribution Plans

The Company sponsors a voluntary 401(k) Savings Plan that covers substantially all employees who meet plan eligibility requirements. The Company makes matching contributions consistent with the provisions of the plan. At the participant’s option, account balances, including the Company’s matching contribution, can be moved without restriction among various investment options, including the Company’s common stock. The Company also maintains a nonqualified, unfunded Deferred Compensation Plan for certain key employees. This plan provides participants the opportunity to defer portions of their compensation and receive matching contributions that they would have otherwise received under the 401(k) Savings Plan if not for certain restrictions and limitations under the Internal Revenue Code. The Company’s contributions under the above defined contribution plans totaled $63.7 million in 2006, $64.9 million in 2005 and $52.1 million in 2004. The Company also sponsors an Employee Stock Ownership Plan. See Note 6 for further information about this plan.

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

For measurement purposes, future healthcare costs are assumed to increase at an annual rate of 10.0%, decreasing to an annual growth rate of 5.0% in 2012 and thereafter. A one percent change in the assumed healthcare cost trend rate would change the accumulated postretirement benefit obligation by $0.6 million and the total service and interest costs by $0.03 million.

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

Pursuant to various labor agreements, the Company is also required to make contributions to certain union-administered pension and health and welfare plans that totaled $37.6 million in 2006, $15.4 million in 2005 and $15.0 million in 2004. The Company also has nonqualified supplemental executive retirement plans in place for certain key employees for whom it has purchased cost recovery variable life insurance.

The Company uses an investment strategy, which emphasizes equities in order to produce higher expected returns, and in the long run, lower expected expense and cash contribution requirements. The pension plan assets allocation targets 70% equity and 30% fixed income.

Following is the pension plan asset allocation by major category for the respective years:

	2006	2005
Equity	72%	70%
Fixed Income	27%	29%
Other	1%	1%
	100%	100%

The equity investments primarily consist of large cap value and international value equity funds. The fixed income investments primarily consist of intermediate-term bond funds. The other category consists of cash and cash equivalents held for benefit payments.

Following is a summary of the net periodic pension cost for the defined benefit and other postretirement benefit plans for the respective years:

	Defined Benefit Plans			Other Postretirement Benefits
In millions	2006	2005	2004	2006	2005	2004
Service cost	$1.7	$0.7	$0.9	$—	$—	$—
Interest cost on benefit obligation	24.0	21.4	20.5	0.6	0.6	0.7
Expected return on plan assets	(20.4)	(19.4)	(18.6)	—	—	—
Amortization of net loss (gain)	11.8	6.6	3.3	(0.1)	(0.2)	—
Amortization of prior service cost	0.1	0.1	0.1	(0.2)	(0.1)	(0.1)
Net periodic pension cost	$17.2	$9.4	$6.2	$0.3	$0.3	$0.6
Actuarial assumptions used to determine net period pension cost:
Discount rate	5.75%	6.00%	6.25%	5.75%	6.00%	6.25%
Expected return on plan assets	8.50%	8.50%	8.50%	—	—	—
Actuarial assumptions used to determine benefit obligations:
Discount Rate	6.00%	5.75%	6.00%	5.75%	5.75%	6.00%
Expected return on plan assets	8.50%	8.50%	8.50%	—	—	—
Rate of compensation increase	4.00%	4.00%	4.00%	—	—	—

Following is a reconciliation of the benefit obligation, fair value of plan assets and funded status of the Company’s defined benefit and other postretirement benefit plans as of the respective balance sheet dates:

	Defined Benefit Plans		Other Postretirement Benefits
In millions	Dec. 30, 2006	Dec. 31, 2005	Dec. 30, 2006	Dec. 31, 2005
Change in benefit obligation:
Benefit obligation at beginning of year	$421.2	$352.9	$10.7	$12.1
Service cost	1.7	0.7	—	—
Interest cost	24.0	21.4	0.6	0.6
Actuarial (gain)/loss	(8.5)	65.1	0.3	(0.7)
Benefits paid	(19.4)	(18.9)	(1.4)	(1.3)
Benefit obligation at end of year	$419.0	$421.2	$10.2	$10.7
Change in plan assets:
Fair value at beginning of year	$275.6	$255.2	$—	$—
Actual return on plan assets	37.6	19.2	—	—
Company contributions	19.8	20.1	1.5	1.3
Benefits paid	(19.4)	(18.9)	(1.5)	(1.3)
Fair value at end of year	$313.6	$275.6	$—	$—
Funded status:
Funded status	$(105.4)	$(145.6)	$(10.2)	$(10.7)
Unrecognized prior service cost	N/A	0.3	N/A	(0.3)
Unrecognized loss (gain)	N/A	122.6	N/A	(0.2)
Net liability recognized	$(105.4)	$(22.7)	$(10.2)	$(11.2)
Amounts recognized in the consolidated balance sheet:
Accrued benefit liability	$(105.4)	$(139.7)	$(10.2)	$(11.2)
Minimum pension liability	—	117.0	—	—
Net liability recognized	$(105.4)	$(22.7)	$(10.2)	$(11.2)

The changes in the balance sheet at December 30, 2006 arising from the adoption of SFAS No. 158 are set out below:

	Before implementation of	Changes due to SFAS	After implementation of
In millions	SFAS No. 158	No. 158	SFAS No. 158
Assets:
Non-current deferred income taxes	$87.6	$3.2	$90.8
Total Asset recognized	$20,566.6	$3.2	$20,569.8
Liabilities and Stockholders’ Equity
Accrued expenses	$1,949.9	$0.3	$1,950.2
Other long-term liabilities	772.6	8.5	781.1
Accumulated other comprehensive loss	(67.0)	(5.6)	(72.6)
Total liabilities and shareholders’ equity	$20,566.6	$3.2	$20,569.8

The discount rate is determined by examining the current yields observed on the measurement date of fixed-interest, high quality investments expected to be available during the period to maturity of the related benefits. The expected long-term rate of return is determined by using the target allocation and historical returns for each asset class.

The Company utilized a measurement date of December 31 to determine pension and other postretirement benefit measurements. The Company included $3.5 million of accrued benefit liability in accrued expenses, while the remaining benefit liability was recorded in other long-term liabilities, as of December 30, 2006 and December 31, 2005. The accumulated benefit obligation for the defined benefit pension plans was $410.4 million and $415.3 million as of December 30, 2006 and December 31, 2005, respectively. The Company does not expect to make a contribution to the pension plan during the upcoming year. Estimated future benefit payments for the defined benefit plans and other postretirement benefit plans, respectively, are $19.4 million and $1.3 million in 2007, $20.4 million and $1.3 million in 2008, $21.2 million and $1.2 million in 2009, $22.2 million and $1.2 million in 2010, $23.0 million and $1.1 million in 2011 and $151.3 million and $4.7 million in aggregate for the following five years.

The Company recorded a pension liability of $105.4 million as of December 30, 2006 as required by the provisions of SFAS No. 158. The Company recorded a minimum pension liability of $117.0 million as of December 31, 2005, as required by SFAS No. 87. During 2005, the Company engaged its actuaries to perform a study to review the mortality experience of its defined benefit plans. As a result of the study, the Company changed the mortality table used to the 1994 Group Annuity Basic Table, projected to 2002 with Scale AA (the “2002 GATT Table”), which increased the minimum pension liability during 2005. A minimum pension liability is required when the accumulated benefit obligation exceeds the combined fair value of the underlying plan assets and accrued pension costs. The minimum pension liability adjustment is reflected in other long-term liabilities, long-term deferred income taxes and accumulated other comprehensive loss, which is included in shareholders’ equity, in the accompanying consolidated balance sheet.

9       Commitments & Contingencies

Between 1991 and 1997, the Company sold or spun off a number of subsidiaries, including Bob’s Stores, Linens ‘n Things, Marshalls, Kay-Bee Toys, Wilsons, This End Up and Footstar. In many cases, when a former subsidiary leased a store, the Company provided a guarantee of the store’s lease obligations. When the subsidiaries were disposed of, the Company’s guarantees remained in place, although each initial purchaser has indemnified the Company for any lease obligations the Company was required to satisfy. If any of the purchasers or any of the former subsidiaries were to become insolvent and failed to make the required payments under a store lease, the Company could be required to satisfy these obligations. As of December 30, 2006, the Company guaranteed approximately 240 such store leases, with the maximum remaining lease term extending through 2022. Assuming that each respective purchaser became insolvent, and the Company was required to assume all of these lease obligations, management estimates that the Company could settle the obligations for approximately $350 to $400 million as of December 30, 2006.

Management believes the ultimate disposition of any of the guarantees will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or future cash flows.

The Rhode Island Attorney General’s Office, the Rhode Island Ethics Commission, and the United States Attorney’s Office for the District of Rhode Island have been investigating the business relationships between certain former members of the Rhode Island General Assembly and various Rhode Island companies, including Roger Williams Medical Center, Blue Cross & Blue Shield of Rhode Island and CVS.

In connection with the investigation of these business relationships, a former state senator was criminally charged by federal and state authorities, and pled guilty to federal and state charges. In January 2007, two CVS employees on administrative leave from the Company were indicted on federal charges relating to their involvement in entering into a $12,000 per year consulting agreement with the former state senator seven years ago. The indictment alleges that the two CVS employees concealed the true nature of the Company’s relationship with the former state senator from other Company officials and others. CVS will continue to cooperate fully in this investigation, the timing and outcome of which cannot be predicted with certainty at this time.

The United States Department of Justice and several state attorneys general are investigating whether any civil or criminal violations resulted from certain practices engaged in by CVS and others in the pharmacy industry with regard to dispensing one of two different dosage forms of a generic drug under circumstances in which some state Medicaid programs at various times reimbursed one dosage form at a different rate from the other. The Company is in discussions with various governmental agencies involved to resolve this matter on a civil basis and without any admission or finding of any violation.

The enforcement staff of the United States Securities and Exchange Commission (the “SEC”) has commenced an inquiry into matters related to the accounting for a transaction that occurred in 2000 (the “2000 Transaction”). Pursuant to the 2000 Transaction, the Company (i) made accounting entries reflecting the conveyance of certain excess plush toy collectible inventory to a third party; (ii) received a total of $42.5 million in barter credits; and (iii) made a cash payment of $12.5 million to the same third party.

In December 2005, the Audit Committee of the Company’s Board of Directors engaged independent outside counsel to undertake an internal review of this matter (the “Internal Review”). In March 2006, based on the findings from the Internal Review, the Audit Committee reached certain conclusions regarding the 2000 Transaction. The Audit Committee concluded that various aspects of the Company’s accounting for the 2000 Transaction were incorrect, although the Internal Review did not result in any adjustments to the financial statements included in this Annual Report. On March 10, 2006, the Audit Committee reported its findings to the Company’s Board of Directors, which adopted those findings. Subsequent to the Audit Committee reaching these conclusions, the Company’s Controller (who was also the Principal Accounting Officer) and the Company’s Treasurer resigned their positions.

Over time, CVS has produced a large number of documents and other information requested by the SEC staff and has made a number of witnesses available for formal testimony. There are currently no outstanding requests for further documents or testimony from CVS.

The Company cannot predict the outcome or timing of the SEC inquiry, or of any related proceedings, although we do not believe that any of the above matters will have any material effect on the Company’s results of operations or financial condition.

On November 1, 2006, CVS and Caremark Rx, Inc. announced that they have entered into a definitive merger agreement. Several actions relating to the proposed merger are now pending, some of which name CVS as a defendant.

In December 2006, Laurence M. Silverstein filed a purported class action lawsuit purportedly on behalf of Caremark stockholders relating to the proposed merger between Caremark and CVS in the United States District Court for the Middle District of Tennessee. The suit is brought against Caremark, its directors, CVS, and CVS’ chief executive officer. The complaint alleges, among other things, that the Caremark directors breached their fiduciary duties by entering into the proposed merger with CVS and that the CVS defendants aided and abetted such breaches of duty. The plaintiff seeks, among other things, preliminary and permanent injunctive relief to prevent the proposed merger, to direct the defendants to obtain a transaction that is in the best interests of Caremark, and to impose a constructive trust upon any benefits improperly received by the defendants. In January 2007, the plaintiff filed an amended class action complaint and moved for expedited discovery and preliminary injunctive relief. The amended class action complaint adds allegations that the joint proxy statement/prospectus filed on December 19, 2006 omits certain material information. On January 8, 2007, the court stayed the lawsuit. On January 10, 2007, the plaintiff moved to vacate the stay order. On January 19, 2007, that motion was denied.

The Louisiana Municipal Police Employees’ Retirement System also filed a purported class action lawsuit purportedly on behalf of Caremark stockholders in the Delaware Court of Chancery against Caremark’s directors and CVS. The complaint alleges, among other things, that the directors breached their fiduciary duties by entering into the proposed merger with CVS. The complaint also alleges that the joint proxy statement/prospectus filed on December 19, 2006 omits certain material information. The plaintiff seeks, among other things, preliminary and permanent injunctive relief to prevent the proposed merger. The lawsuit was amended in January 2007 to add the R.W. Grand Lodge of Free & Accepted Masons of Pennsylvania as a plaintiff and to add Caremark as a defendant. On February 12, 2007, Caremark filed a Form 8-K containing supplemental disclosures concerning the proposed merger between Caremark and CVS. That same day, plaintiffs moved to delay the Caremark shareholder meeting, then scheduled for February 20, 2007. On February 13, 2007, the court enjoined any shareholder vote concerning a merger between Caremark and any other party until at least March 9, 2007 in order to afford time for shareholders to fully consider the Caremark supplemental disclosures. A hearing on the plaintiffs’ request for preliminary injunctive relief was held on February 16, 2007. On February 23, the Court denied plaintiffs’ motion for a preliminary injunction enjoining the planned merger between CVS and Caremark, but delayed the Caremark shareholder vote on the CVS merger until twenty days after Caremark makes supplemental disclosures regarding Caremark shareholders’ right to seek appraisal and the structure of the fees to be paid by Caremark to its financial advisors. The supplemental disclosures were mailed to Caremark shareholders on February 24, 2007.

In January 2007, Express Scripts, and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), filed a lawsuit in the Delaware Court of Chancery against Caremark, its directors, CVS, and AdvancePCS. The complaint alleges, among other things, that the directors breached their fiduciary duties by entering into the proposed transaction with CVS. The plaintiffs seek, among other things, declaratory relief and preliminary and permanent injunctive relief to prevent the proposed merger. The plaintiffs also seek declaratory relief holding that Skadden’s representation of Express Scripts does not violate Skadden’s professional, ethical, or contractual obligations. This lawsuit is proceeding on a coordinated basis with the earlier filed lawsuit in the Delaware Court of Chancery as described in the preceding paragraph.

In January 2007, Pirelli Armstrong Tire Corporation Retiree Medical Benefits Trust filed a shareholder derivative action in United States District Court for the Middle District of Tennessee on behalf of Caremark against the Caremark board of directors and CVS. The complaint alleges that the defendants disseminated misleading proxy materials and seeks preliminary and permanent injunctive relief. In particular, plaintiff seeks to enjoin the Caremark shareholder vote on the proposed merger until such time as defendants’ failure to disclose material information is remedied, and all material information regarding the proposed transaction is made available to Caremark’s shareholders. On January 24, 2007, plaintiff filed motions for a preliminary injunction and for expedited discovery. On January 30, 2007, that motion was denied and the case was stayed pending the outcome of the Delaware litigation.

CVS believes the allegations pertaining to CVS in the shareholder lawsuits described herein are void of merit and intends to defened them vigorously.

The Company is also a party to other litigation arising in the normal course of its business, none of which is expected to be material to the Company.

10     Income Taxes

The provision for income taxes consisted of the following for the respective years:

In millions		2006	2005	2004
Current:	Federal	$676.6	$632.8	$397.7
	State	127.3	31.7	62.6
		803.9	664.5	460.3
Deferred:	Federal	47.6	17.9	22.5
	State	5.4	1.9	(5.2)
		53.0	19.8	17.3
Total		$856.9	$684.3	$477.6

Following is a reconciliation of the statutory income tax rate to the Company’s effective tax rate for the respective years:

	2006	2005	2004
Statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.9	3.9	3.8
Other	0.1	(0.3)	(0.3)
Federal and net State reserve release	(0.5)	(2.8)	(4.3)
Effective tax rate	38.5%	35.8%	34.2%

Following is a summary of the significant components of the Company’s deferred tax assets and liabilities as of the respective balance sheet dates:

	Dec. 30,	Dec. 31,
In millions	2006	2005
Deferred tax assets:
Lease and rents	$265.8	$258.3
Inventory	74.3	124.0
Employee benefits	82.4	60.8
Accumulated other comprehensive items	41.8	53.5
Retirement benefits	4.0	11.0
Allowance for bad debt	36.6	22.1
Amortization method	—	16.9
Other	68.5	38.7
NOL	26.3	4.7
Total deferred tax assets	599.7	590.0
Deferred tax liabilities:
Accelerated depreciation	(233.7)	(226.4)
Amortization method	(0.9)	—
Total deferred tax liabilities	(234.6)	(226.4)
Net deferred tax assets	$365.1	$363.6

During the fourth quarters of 2005 and 2004, an assessment of tax reserves resulted in the Company recording reductions of previously recorded tax reserves through the income tax provision of $52.6 million and $60.0 million, respectively.

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

As of December 30, 2006, the Retail Pharmacy segment included 6,150 retail drugstores, the Company’s online retail website, CVS.com® and its retail healthcare clinics. The clinics utilize nationally recognized medical protocols to diagnose and treat minor health conditions and are staffed by board-certified nurse practitioners and physician assistants. The retail healthcare clinics operate under the MinuteClinic® name and include 146 clinics located in 18 states, of which 129 are located within CVS retail drugstores. The retail drugstores are located in 40 states and the District of Columbia and operate under the CVS® or CVS/pharmacy® name.

The PBM segment provides a full range of prescription benefit management services to managed care providers and other organizations. These services include mail order pharmacy services, specialty pharmacy services, plan design and administration, formulary management and claims processing, as well as providing reinsurance services in conjunction with prescription drug benefit polices.

The specialty pharmacy business, which includes retail pharmacy products, primarily focuses on supporting individuals that require complex and expensive drug therapies. The PBM segment operates under the PharmaCare Management Services and PharmaCare Pharmacy® names and includes 52 retail pharmacies, located in 22 states and the District of Columbia.

Following is a reconciliation of the significant components of the Company’s net revenues for the respective years:

	2006	2005	2004
Pharmacy	69.6%	70.2%	70.0%
Front store	30.4	29.8	30.0
	100.0%	100.0%	100.0%

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

Following is a reconciliation of the Company’s business segments to the consolidated financial statements:

	Retail Pharmacy	PBM	Intersegment	Consolidated
In millions	Segment	Segment	Eliminations	Totals
2006:
Net revenues	$40,285.6	$3,683.7	$(155.5)	$43,813.8
Operating profit	2,123.5	318.1		2,441.6
Depreciation and amortization	691.9	41.4		733.3
Total assets	19,038.8	1,531.0		20,569.8
Goodwill	2,572.4	622.8		3,195.2
Additions to property and equipment	1,750.5	18.4		1,768.9
2005:
Net revenues	$34,094.6	$2,956.2	$(44.6)	$37,006.2
Operating profit	1,797.1	222.4		2,019.5
Depreciation and amortization	548.5	40.6		589.1
Total assets	13,878.5	1,404.9		15,283.4
Goodwill	1,152.4	637.5		1,789.9
Additions to property and equipment	1,471.3	24.1		1,495.4
2004:
Net revenues	$28,728.7	$1,865.6		$30,594.3
Operating profit	1,320.8	133.9		1,454.7
Depreciation and amortization	471.1	25.7		496.8
Total assets	13,118.5	1,428.3		14,546.8
Goodwill	1,257.4	641.1		1,898.5
Additions to property and equipment	1,341.5	6.2		1,347.7

12     Reconciliation of Earnings Per Common Share

Following is a reconciliation of basic and diluted earnings per common share for the respective years:

In millions, except per share amounts	2006	2005	2004
Numerator for earnings per common share calculation:
Net earnings	$1,368.9	$1,224.7	$918.8
Preference dividends, net of income tax benefit	(13.9)	(14.1)	(14.2)
Net earnings available to common shareholders, basic	$1,355.0	$1,210.6	$904.6
Net earnings	$1,368.9	$1,224.7	$918.8
Dilutive earnings adjustment	(4.2)	(4.4)	(5.2)
Net earnings available to common shareholders, diluted	$1,364.7	$1,220.3	$913.6
Denominator for earnings per common share calculation:
Weighted average common shares, basic	820.6	811.4	797.2
Preference stock	18.8	19.5	20.4
Stock options	11.5	9.9	13.2
Restricted stock units	2.3	0.8	—
Weighted average common shares, diluted	853.2	841.6	830.8
Basic earnings per common share:
Net earnings	$1.65	$1.49	$1.13
Diluted earnings per common share:
Net earnings	$1.60	$1.45	$1.10

13     Proposed Caremark Merger

On November 1, 2006, the Company entered into a definitive agreement and plan of merger with Caremark Rx, Inc., (“Caremark”). The agreement is structured as a merger of equals under which Caremark shareholders will receive 1.670 shares of common stock, par value $0.01 per share, of CVS for each share of common stock of Caremark, par value $0.001 per share, issued and outstanding immediately prior to the effective time of the merger. The closing of the transaction, which is expected to occur during the first quarter of 2007, is subject to approval by the shareholders of both CVS and Caremark, as well as customary regulatory approvals, including review under the Hart-Scott-Rodino Act. On December 20, 2006, the initial waiting period under the Hart-Scott-Rodino Act expired without a request for additional information from the U.S. Federal Trade Commission. On January 16, 2007, Caremark and CVS announced that Caremark shareholders would receive a special one-time cash dividend of $2 per share upon closing of the transaction. In addition, CVS and Caremark agreed that as promptly as practicable after the closing of the merger, an accelerated share repurchase transaction will be executed whereby 150 million of the outstanding shares of the combined entity will be retired. On January 19, 2007, the Registration Statement on Form S-4 relating to the proposed merger was declared effective by the Securities and Exchange Commission (the “SEC”).

On February 13, 2007, Caremark and CVS announced that the special one-time cash dividend payable to Caremark shareholders upon closing of the transaction would be increased to $6 per share. A special meeting of Caremark’s shareholders to approve the merger is to be held on March 16, 2007 and a special meeting of CVS’ shareholders for the same purpose will be held on a date later in March. The proposed merger will be accounted for using the purchase method of accounting under U.S. GAAP. Under the purchase method of accounting, CVS will be considered the acquiror of Caremark for accounting purposes and the total purchase price will be allocated to the assets acquired and liabilities assumed from Caremark based on their fair values as of the date of the completion of the merger and any excess of purchase price over those fair values will be recorded as goodwill. Our reported financial condition and results of operations issued after completion of the merger will reflect Caremark’s balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of Caremark. Following the completion of the merger, our earnings will reflect purchase accounting adjustments, including increased amortization expense for acquired intangible assets.

14     Quarterly Financial Information (Unaudited)

Dollars in millions, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2006:
Net revenues	$9,979.2	$10,561.4	$11,206.9	$12,066.3	$43,813.8
Gross profit	2,649.0	2,844.4	3,080.3	3,365.3	11,939.0
Operating profit	560.5	595.0	536.8	749.3	2,441.6
Net earnings(1)	329.6	337.9	284.2	417.2	1,368.9
Net earnings per common share, basic(1)	0.40	0.41	0.34	0.50	1.65
Net earnings per common share, diluted(1)	0.39	0.40	0.33	0.49	1.60
Dividends per common share	0.03875	0.03875	0.03875	0.03875	0.15500
Stock price: (New York Stock Exchange)
High	30.98	31.89	36.14	32.26	36.14
Low	26.06	27.51	29.85	27.09	26.06
Registered shareholders at year-end					12,360
2005:
Net revenues	$9,182.2	$9,121.6	$8,970.4	$9,732.0	$37,006.2
Gross profit	2,380.8	2,417.4	2,401.0	2,702.0	9,901.2
Operating profit	499.8	477.7	438.9	603.1	2,019.5
Net earnings(2)	289.7	275.9	252.7	406.4	1,224.7
Net earnings per common share, basic(2)	0.35	0.34	0.31	0.49	1.49
Net earnings per common share, diluted(2)	0.34	0.33	0.30	0.48	1.45
Dividends per common share	0.03625	0.03625	0.03625	0.03625	0.14500
Stock price: (New York Stock Exchange)
High	26.89	29.68	31.60	29.30	31.60
Low	22.02	25.02	27.67	23.89	22.02

(1)   Net earnings and net earnings per common share for the fourth quarter and fiscal year 2006 include the after-tax effect of $24.7 million as a result of the adoption of SAB No. 108 as discussed in Note 1 above.

(2)   Net earnings and net earnings per common share for the fourth quarter and fiscal year 2005 include the after-tax effect of the reversal of $52.6 million of previously recorded tax reserves as discussed in Note 10 above.

Five-Year Financial Summary

In millions, except per share amounts	2006 (52 weeks)	2005 (52 weeks)	2004 (52 weeks)	2003 (53 weeks)	2002 (52 weeks)
Statement of operations data:
Net revenues	$43,813.8	$37,006.2	$30,594.3	$26,588.0	$24,181.5
Gross profit	11,939.0	9,901.2	8,031.2	6,863.0	6,068.8
Selling, general and administrative expenses(1)(2)	8,764.1	7,292.6	6,079.7	5,097.7	4,552.3
Depreciation and amortization(2)	733.3	589.1	496.8	341.7	310.3
Total operating expenses	9,497.4	7,881.7	6,576.5	5,439.4	4,862.6
Operating profit(3)	2,441.6	2,019.5	1,454.7	1,423.6	1,206.2
Interest expense, net	215.8	110.5	58.3	48.1	50.4
Income tax provision(4)	856.9	684.3	477.6	528.2	439.2
Net earnings(5)	$1,368.9	$1,224.7	$918.8	$847.3	$716.6

Per common share data:
Net earnings:(5)
Basic	$1.65	$1.49	$1.13	$1.06	$0.89
Diluted	1.60	1.45	1.10	1.03	0.88
Cash dividends per common share	0.1550	0.1450	0.1325	0.1150	0.1150

Balance sheet and other data:
Total assets	$20,569.8	$15,283.4	$14,546.8	$10,543.1	$9,645.3
Long-term debt (less current portion)	2,870.4	1,594.1	1,925.9	753.1	1,076.3
Total shareholders’ equity	9,917.6	8,331.2	6,987.2	6,021.8	5,197.0
Number of stores (at end of period)	6,202	5,471	5,375	4,179	4,087

(1)   In 2006, the Company adopted the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” The adoption of this statement resulted in a $40.2 million pre-tax ($24.7 million after-tax) decrease in selling, general and administrative expenses for 2006.

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

(3)   Operating profit includes the pre-tax effect of the charge discussed in Note (1) above and in 2004, $65.9 million ($40.5 million after-tax) charge relating to conforming the Company’s accounting for operating leases and leasehold improvements.

(4)   Income tax provision includes the effect of the following: (i) in 2005, a $52.6 million reversal of previously recorded tax reserves through the tax provision principally based on resolving certain state tax matters, and (ii) in 2004, a $60.0 million reversal of previously recorded tax reserves through the tax provision principally based on finalizing certain tax return years and on a 2004 court decision relevant to the industry.

(5)   Net earnings and net earnings per common share include the after-tax effect of the charges and gains discussed in Notes (1), (2), (3), and (4) above.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CVS Corporation

We have audited the accompanying consolidated balance sheets of CVS Corporation and subsidiaries as of December 30, 2006 and December 31, 2005, and the related consolidated statements of operations, shareholders’ equity and cash flows for the fifty-two week periods ended December 30, 2006, December 31, 2005 and January 1, 2005. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CVS Corporation and subsidiaries as of December 30, 2006 and December 31, 2005, and the results of their operations and their cash flows for the fifty-two week periods ended December 30, 2006, December 31, 2005 and January 1, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of CVS Corporation’s internal control over financial reporting as of December 30, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

As discussed in Note 1 to the consolidated financial statements, CVS Corporation adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment” effective January 1, 2006.

/s/ KPMG LLP

KPMG LLP

Providence, Rhode Island

February 27, 2007