Form 10-K, Exhibit 13
period 2007-12-29
CVS CAREMARK CORP
filed 2008-02-27
CIK 64803

Exhibit 13

The following discussion should be read in conjunction with our audited consolidated financial statements and our Cautionary Statement Concerning Forward-Looking Statements that are presented in this Annual Report.

Overview of Our Business

CVS Caremark is the largest provider of prescriptions and related healthcare services in the United States. We fill or manage more than one billion prescriptions annually. As a fully integrated pharmacy services company, we drive value for our customers by effectively managing pharmaceutical costs and improving healthcare outcomes through our approximately 6,200 CVS/pharmacy® stores; our pharmacy benefit management, mail order and specialty pharmacy division, Caremark Pharmacy Services; our retail-based health clinic subsidiary, MinuteClinic®; and our online pharmacy, CVS.com®.

Today’s healthcare delivery system is rapidly changing. Healthcare is becoming more consumer-centric as the U.S. healthcare system strains to manage growing costs and employers shift more responsibility for managing costs to employees. In addition an aging population, increasing incidence of chronic disease and increasing utilization of the Medicare drug benefit is fueling demand for prescriptions and pharmacy services. Further, cost-effective generic drugs are becoming more widely available and new drug therapies to treat unmet healthcare needs and reduce hospital stays are being introduced. Consumers require medication management programs and better information to help them get the most out of their healthcare dollars. As a fully integrated pharmacy services company, we are well positioned to provide solutions that address these trends and improve the pharmacy services experience for consumers.

We also strive to improve clinical outcomes, resulting in better control over healthcare costs for employers and health plans. In that regard, we offer broader disease management, health assessment and wellness services to help plan participants manage and protect against potential health risks and avoid future health costs.

The Caremark Merger

Effective March 22, 2007, we closed our merger with Caremark Rx, Inc. (“Caremark”). Following the merger with Caremark (the “Caremark Merger”), we changed our name to “CVS Caremark Corporation.”

We believe CVS and Caremark are complementary companies and the merger is expected to yield benefits for health plan sponsors through more effective cost-management solutions and innovative programs and for consumers through expanded choice, improved access and more personalized services. We also believe we can operate the combined companies more efficiently than either company could have operated on its own. In that regard, the merger has enabled us to achieve significant synergies from purchasing scale and operating efficiencies. Purchasing synergies are largely comprised of purchase discounts and/or rebates obtained from generic and brand name drug manufacturers and cost efficiencies obtained from our retail pharmacy networks. Operating synergies include decreases in overhead expense, increases in productivity and efficiencies by eliminating excess capacity, decreases in prescription dispensing costs and other benefits made possible by combining complementary operations. During 2007, we achieved approximately $400 million in purchasing and operating synergies (the vast majority of which were purchase related). We expect purchasing synergies to increase substantially as we realize a full year benefit from the Caremark Merger.

Over the longer term, we expect that the Caremark Merger will create significant incremental revenue opportunities. These opportunities are expected to be derived from a variety of new programs and benefit designs that leverage our client relationships, our integrated information systems and the personal interaction of our more than 20,000 pharmacists, nurse practitioners and physician assistants with the millions of consumers who shop our stores on a daily basis. Examples of these programs include new prescription compliance and persistency programs, enhanced disease management programs, new ExtraCare card programs for plan beneficiaries, increased use of MinuteClinics by plan beneficiaries and flexible fulfillment options that afford plan beneficiaries the opportunity to pick-up maintenance medications in-store. While certain of these programs will commence in 2008, many are in their formative stage and require significant information system enhancements as well as changes to work processes. Accordingly, there can be no assurances as to the timing of the implementation of or the amount of incremental revenue opportunities associated with these kinds of programs.

Our business is comprised of two operating segments: Retail Pharmacy and Pharmacy Services.

Overview of Retail Pharmacy Segment

Our retail pharmacy business sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, photo finishing, seasonal merchandise, greeting cards and convenience foods through our CVS/pharmacy retail stores and online through CVS.com.

CVS/pharmacy is one of the nation’s largest retail pharmacy chains. With more than 40 years of dynamic growth in the retail pharmacy industry, CVS/pharmacy generates almost 68% of its revenue from the pharmacy business and is committed to providing superior customer service by being the easiest pharmacy retailer for customers to use. CVS/pharmacy fills more than one of every seven retail prescriptions in America, and one of every five in our own markets. Our proprietary loyalty card program, ExtraCare, boasts over 50 million cardholders, making it one of the largest and most successful retail loyalty programs in the country.

In addition, we provide healthcare services through our MinuteClinic® healthcare clinics. The clinics utilize nationally recognized medical protocols to diagnose and treat minor health conditions and are staffed by nurse practitioners and physician assistants. We believe the clinics provide quality services that are quick, affordable and convenient.

On June 2, 2006, we acquired certain assets and assumed certain liabilities from Albertson’s, Inc. for $4.0 billion. The assets acquired and the liabilities assumed included approximately 700 standalone drugstores and a distribution center located in La Habra, California (collectively the “Standalone Drug Business”).

Approximately one-half of the drugstores are located in southern California. The remaining drugstores are primarily located in our existing markets in the Midwest and Southwest.

As of December 29, 2007, our retail pharmacy business included 6,245 retail drugstores (of which 6,164 operated a pharmacy) located in 40 states plus the District of Columbia and operating under the CVS or CVS/pharmacy name, our online retail website, CVS.com and 462 retail healthcare clinics operating under the MinuteClinic name (of which 437 are located in CVS/pharmacy stores).

Overview of Pharmacy Services Segment

Our pharmacy services business provides comprehensive prescription benefit management services to over 2,000 health benefit plans. These services include mail order pharmacy services, specialty pharmacy services, plan design and administration, formulary management and claims processing. Our customers are primarily sponsors of health benefit plans (employers, unions, government employee groups, insurance companies and managed care organizations) and individuals located throughout the United States. As a pharmacy benefits manager, we manage the dispensing of pharmaceuticals through our mail order pharmacies and our national network of 60,000 retail pharmacies (which include CVS/pharmacy stores) to eligible participants in benefit plans maintained by our customers and utilize our information systems to perform safety checks, drug interaction screening and generic substitution.

Our pharmacy services business also includes our specialty pharmacy business. Our specialty pharmacies support individuals that require complex and expensive drug therapies. Substantially all of our mail service specialty pharmacies have been accredited by the Joint Commission on Accreditation of Healthcare Organizations. We also provide health management programs, which include integrated disease management for 27 conditions through our Accordant® health management offering. The majority of these integrated programs are accredited by the National Committee for Quality Assurance (the “NCQA”).

In addition, our pharmacy services business participates in the administration of the Medicare Part D drug benefit through the provision of pharmacy benefit management (“PBM”) services to health plan clients as well as clients that have qualified as a Medicare Part D prescription drug plan. Caremark also participates by offering Medicare Part D benefits through our SilverScript Insurance Company (“SiverScript”) subsidiary, which sponsors one of the top 10 Medicare Part D prescription drug plans in the country. In addition, PharmaCare, through a joint venture with Universal American Insurance Corp., also participates in the offering of Medicare Part D pharmacy benefits by affiliated entities of Universal American.

Our pharmacy services business generates net revenues primarily by contracting with clients to provide prescription drugs to plan participants. Prescription drugs are dispensed by our mail order pharmacies, our specialty pharmacies and by retail pharmacies in our national network (including CVS/pharmacy stores). Net revenues are also generated by providing to clients certain additional services, including administrative services like claims processing and formulary management as well as healthcare related services like disease management.

Our pharmacy services business operates under the Caremark Pharmacy Services, PharmaCare Management Services and PharmaCare Pharmacy names. As of December 29, 2007, the pharmacy services business operated 56 retail specialty pharmacy stores, 20 specialty mail order pharmacies and 9 mail order pharmacies located in 26 states and the District of Columbia.

Results of Operations and Industry Analysis

Summary of the Consolidated Financial Results

The Company’s fiscal year is a 52 or 53 week period ending on the Saturday closest to December 31. Fiscal 2007, which ended on December 29, 2007, fiscal 2006, which ended on December 30, 2006, and fiscal 2005, which ended on December 31, 2005, each included 52 weeks. Unless otherwise noted, all references to years relate to these fiscal years.

	Fiscal Year Ended
In millions, except per common share amounts	2007	2006	2005
Net revenues	$76,329.5	$43,821.4	$37,006.7
Gross profit	16,107.7	11,742.2	9,694.6
Total operating expenses	11,314.4	9,300.6	7,675.1

Operating profit	4,793.3	2,441.6	2,019.5
Interest expense, net	434.6	215.8	110.5

Earnings before income tax provision	4,358.7	2,225.8	1,909.0
Income tax provision	1,721.7	856.9	684.3

Net earnings	$2,637.0	$1,368.9	$1,224.7
Diluted earnings per common share	$1.92	$1.60	$1.45

Net revenues increased $32.5 billion during 2007 primarily due to (i) the Caremark Merger, which resulted in an increase in Pharmacy Services revenue of $26.5 billion, and (ii) the inclusion of a full year of financial results and growth of the Standalone Drug Business, which resulted in an increase in Retail Pharmacy revenue of $2.2 billion. Net revenues increased $6.8 billion during 2006 primarily due to the acquisition of the Standalone Drug Business.

Gross profit increased $4.4 billion during 2007 due primarily to the Caremark Merger. We achieved approximately $400 million in purchasing and operating synergies (the vast majority of which were purchase related) resulting from the Caremark Merger. In addition, we continued to benefit from the increased utilization of generic drugs (which normally yield a higher gross profit rate than equivalent brand name drugs) in both the Retail Pharmacy and Pharmacy Services segments. During 2006, gross profit increased $2.0 billion primarily due to increased utilization of generic drugs in both the Retail Pharmacy and Pharmacy Services segments. However, the increased use of generic drugs has resulted in pressure to decrease reimbursement payments to retail and mail order pharmacies for generic drugs. We expect this trend to continue.

Operating Expenses increased $2.0 billion and $1.6 billion during 2007 and 2006, respectively. As you review our performance in this area, we believe you should consider the following important information:

•

Total operating expense increased during 2007 primarily due to the Caremark Merger, which resulted in incremental operating expenses, depreciation and amortization related to the intangible assets acquired and merger-related integration costs.

•

Total operating expenses increased $60.7 million during 2006 due to the adoption of the Statement of Financial Accounting Standards (“SFAS”) No. 123(R), “Share-Based Payment.” In addition, total operating expenses increased during 2006, due to costs incurred to integrate the Standalone Drug Business.

•

During the fourth quarter of 2006, we adopted Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in current Year Financial Statements” (“SAB 108”). In connection with adopting SAB 108, we recorded adjustments, which collectively reduced total operating expenses by $40.2 million (the “SAB 108 Adjustments”). Since the effects of the SAB 108 Adjustments were not material to 2006 or any previously reported fiscal year, the entire impact was recorded in the fourth quarter of 2006.

Interest expense, net consisted of the following:

In millions	2007	2006	2005
Interest expense	$468.3	$231.7	$117.0
Interest income	(33.7)	(15.9)	(6.5)

Interest expense, net	$434.6	$215.8	$110.5

The increase in interest expense during 2007 is due to an increase in our average debt balance, which resulted primarily from the borrowings used to fund the special cash dividend paid to Caremark shareholders and the accelerated share repurchase program that commenced subsequent to the Caremark Merger. The increase in interest expense during 2006 was due to a combination of higher interest rates and higher average debt balances, which resulted from borrowings used to fund the acquisition of the Standalone Drug Business.

Income tax provision. Our effective income tax rate was 39.5% in 2007, 38.5% in 2006 and 35.8% in 2005.

As you review our results in this area, we believe you should consider the following important information:

•

During 2007, our effective income tax rate was negatively impacted by an increase in interest on income tax reserves and higher state income taxes principally due to the Caremark Merger, which resulted in a change in the allocation of income between states.

•

During 2007 and 2006, our effective income tax rate was negatively impacted by the implementation of SFAS No. 123(R) “Share-Based Payment”, as the compensation expense associated with our employee stock purchase plan is not deductible for income tax purposes unless, and until, any disqualifying dispositions occur.

•

During the fourth quarters of 2006 and 2005, the Company recorded reductions of previously recorded income tax reserves through the income tax provision of $11.0 million and $52.6 million, respectively.

•

For internal comparisons, we find it useful to assess year-to-year performance by excluding the impact of the reductions of previously recorded income tax reserves in 2006 and 2005 discussed above. As such, we consider 39.0% and 38.6% to be the comparable effective tax rates for 2006 and 2005, respectively.

Net earnings increased $1.2 billion or 92.6% to $2.6 billion (or $1.92 per diluted share) in 2007. This compares to $1.4 billion (or $1.60 per diluted share) in 2006, and $1.2 billion (or $1.45 per diluted share) in 2005. For internal comparisons, we find it useful to assess year-to-year performance by excluding the $40.2 million ($24.7 million after-tax) impact of the SAB 108 Adjustments and $11.0 million reduction of previously recorded income tax reserves from 2006. As such, we consider $1.3 billion (or $1.56 per diluted share) to be our comparable net earnings in 2006. In addition, we find it useful to remove the $52.6 million reduction of previously recorded income tax reserves from 2005. As such, we consider $1.2 billion (or $1.39 per diluted share) to be our comparable net earnings in 2005.

Segment Analysis

We evaluate segment performance based on net revenues, gross profit and operating profit before the effect of certain intersegment activities and charges. Following is a reconciliation of the Company’s business segments to the consolidated financial statements:

In millions	Retail Pharmacy Segment	Pharmacy Services Segment (1)	Intersegment Eliminations (2)	Consolidated Totals
2007:
Net revenues	$45,086.5	$34,938.4	$(3,695.4)	$76,329.5
Gross profit	13,110.6	2,997.1		16,107.7
Operating profit	2,691.3	2,102.0		4,793.3

2006:
Net revenues	$40,285.6	$3,691.3	$(155.5)	$43,821.4
Gross profit	11,283.4	458.8		11,742.2
Operating profit	2,123.5	318.1		2,441.6

2005:
Net revenues	$34,094.6	$2,956.7	$(44.6)	$37,006.7
Gross profit	9,349.1	345.5		9,694.6
Operating profit	1,797.1	222.4		2,019.5

(1)	Net revenues of the Pharmacy Services Segment include approximately $4,618.2 million of Retail Co-payments for 2007.

(2)	Intersegment eliminations relate to intersegment revenues that occur when a Pharmacy Services Segment customer uses a Retail Pharmacy Segment store to purchase covered products. When this occurs, both segments record the revenue on a stand-alone basis.

Retail Pharmacy Segment

The following table summarizes our Retail Pharmacy Segment’s performance for the respective periods:

	Fiscal Year Ended
In millions	2007	2006	2005
Net revenues	$45,086.5	$40,285.6	$34,094.6
Gross profit	13,110.6	11,283.4	9,349.1
Gross profit % of net revenues	29.1%	28.0%	27.4%
Operating expenses	10,419.3	9,159.9	7,552.0
Operating expenses % of net revenues	23.1%	22.7%	22.2%
Operating profit	2,691.3	2,123.5	1,797.1
Operating profit % of net revenues	6.0%	5.3%	5.3%

Net revenue increase:
Total	11.9%	18.2%	18.7%
Pharmacy	10.9%	17.9%	18.8%
Front Store	14.0%	18.7%	18.4%
Same store revenue increase:(1)
Total	5.3%	8.1%	6.3%
Pharmacy	5.2%	9.0%	6.7%
Front Store	5.3%	6.2%	5.5%
Pharmacy % of net revenues	67.8%	68.4%	68.6%
Third party % of pharmacy revenue	95.3%	94.7%	94.1%
Retail prescriptions filled	527.5	481.7	420.6

(1)	Same store revenue increase includes the sales results of the Standalone Drug Business beginning July of fiscal 2007.

Net revenues ~ As you review our Retail Pharmacy Segment’s performance in this area, we believe you should consider the following important information:

•

During 2006, total net revenues were significantly affected by the acquisition of the Standalone Drug Business on June 2, 2006. Revenues from the Standalone Drug Business, increased total net revenues by approximately 4.9% and 8.7% during 2007 and 2006, respectively.

•

During 2005, total net revenues were significantly affected by the July 31, 2004 acquisition of certain assets and assumption of certain liabilities from J.C. Penney Company, Inc. and certain of its subsidiaries, including Eckerd Corporation (“Eckerd”). This acquisition included more than 1,200 Eckerd retail drugstores and Eckerd Health Services, which included Eckerd’s mail order and pharmacy benefit management businesses (collectively, the “2004 Acquired Businesses”). Revenues from the 2004 Acquired Businesses increased total net revenues by approximately 11.2% during 2005. Beginning in August 2005, same store sales include the acquired Eckerd stores, which increased total same store sales by approximately 110 basis points during 2006.

•	Total net revenues from new stores accounted for approximately 130 basis points of our total net revenue percentage increase in 2007 and 2006 compared to 160 basis points in 2005.

•

Total net revenues continued to benefit from our active relocation program, which moves existing in-line shopping center stores to larger, more convenient, freestanding locations. Historically, we have achieved significant improvements in customer count and net revenue when we do this. As such, our relocation strategy remains an important component of our overall growth strategy. As of December 29, 2007, approximately 64% of our existing stores were freestanding, compared to approximately 61% and 59% at December 30, 2006 and December 31, 2005, respectively.

•

Pharmacy revenue growth continued to benefit from new market expansions, increased penetration in existing markets, the introduction of a prescription drug benefit under Medicare Part D in 2006, our ability to attract and retain managed care customers and favorable industry trends. These trends include an aging American population; many “baby boomers” are now in their fifties and sixties and are consuming a greater number of prescription drugs. In addition, the increased use of pharmaceuticals as the first line of defense for individual healthcare also contributed to the growing demand for pharmacy services. We believe these favorable industry trends will continue.

•

Pharmacy revenue dollars continue to be negatively impacted in all years by the conversion of brand named drugs to equivalent generic drugs, which typically have a lower selling price. In addition, our pharmacy growth has also been adversely affected by the growth of the mail order channel, a decline in the number of significant new brand named drug introductions, higher consumer co-payments and co-insurance arrangements and by an increase in the number of over-the-counter remedies that were historically only available by prescription. We may choose not to participate in certain prescription benefit programs that mandate filling maintenance prescriptions through a mail order service facility or that implement pharmacy reimbursement rates that fall below our minimum profitability standards. In the event we elect to, for any reason, withdraw from current programs and/or decide not to participate in future programs, we may not be able to sustain our current rate of sales growth.

Gross profit, which includes net revenues less the cost of merchandise sold during the reporting period and the related purchasing costs, warehousing costs, delivery costs and actual and estimated inventory losses, as a percentage of net revenues was 29.1% in 2007. This compares to 28.0% in 2006 and 27.4% in 2005.

As you review our Retail Pharmacy Segment’s performance in this area, we believe you should consider the following important information:

•

Front store revenues increased as a percentage of total revenues during 2007. On average our gross profit on front store revenues is higher than our average gross profit on pharmacy revenues. Pharmacy revenues as a percentage of total revenues were 67.8% in 2007, compared to 68.4% in 2006 and 68.6% in 2005.

•	Front store gross profit rate benefited from improved product mix and benefits from our ExtraCare loyalty program.

•

Our pharmacy gross profit rate benefited from a portion of the significant purchasing synergies resulting from the Caremark Merger. We expect the benefit from purchasing synergies to continue to positively impact our pharmacy gross profit rate through fiscal 2008.

•

Our pharmacy gross profit rate continued to benefit from an increase in generic drug revenues in 2007, which normally yield a higher gross profit rate than equivalent brand name drug revenues. However, the increased use of generic drugs increased the pressure from third party payors to reduce reimbursement payments to retail pharmacies for generic drugs, which reduced the benefit we realized from brand to generic product conversions. We expect this trend to continue.

•

Sales to customers covered by third party insurance programs have continued to increase and, thus, have become a larger component of our total pharmacy business. On average, our gross profit on third party pharmacy revenues is lower than our gross profit on cash pharmacy revenues. Third party pharmacy revenues were 95.3% of pharmacy revenues in 2007, compared to 94.7% of pharmacy revenues in 2006 and 94.1% of pharmacy revenues in 2005. We expect this trend to continue.

•

The introduction of the Federal Government’s new Medicare Part D benefit is increasing utilization, but decreasing pharmacy gross profit rates as higher profit business (such as cash and state Medicaid customers) continued to migrate to Part D coverage during 2007.

•

On February 8, 2006, the President signed into law the Deficit Reduction Act of 2005 (the “DRA”). The DRA seeks to reduce federal spending by altering the Medicaid reimbursement formula for multi-source (i.e., generic) drugs. According to the Congressional Budget Office, retail pharmacies are expected to negotiate with individual states for higher dispensing fees to mitigate the adverse effect of these changes. These changes were scheduled to begin to take effect during the first quarter of 2007 and were expected to result in reduced Medicaid reimbursement rates for retail pharmacies. During 2007, the Centers for Medicare and Medicaid Services (“CMS”) issued a final rule purporting to implement the new reimbursement formula. On December 14, 2007, the U.S. District Court for the District of Columbia preliminarily enjoined CMS from implementing the new rule to the extent such action affects Medicaid reimbursement rates for retail pharmacies. As a result, implementation has been delayed indefinitely. Accordingly, the extent of any reductions and the impact on the Company cannot be determined at this time.

•

Our pharmacy gross profit rates have been adversely affected by the efforts of managed care organizations, pharmacy benefit managers, governmental and other third party payors to reduce their prescription costs. In the event this trend continues, we may not be able to sustain our current rate of revenue growth and gross profit dollars could be adversely impacted.

Total operating expenses, which include store and administrative payroll, employee benefits, store and administrative occupancy costs, selling expenses, advertising expenses, administrative expenses and depreciation and amortization expense increased to 23.1% of net revenues in 2007, compared to 22.7% of net revenues in 2006 and 22.2% of net revenues in 2005.

As you review our Retail Pharmacy Segment’s performance in this area, we believe you should consider the following important information:

•

Total operating expenses as a percentage of net revenues continued to be impacted by an increase in the sale of generic drugs, which typically have a lower selling price than their brand named equivalents.

•

Total operating expenses increased as a percentage of net revenues during 2007 and 2006, due to increased store payroll costs, primarily driven by the Standalone Drug business, which operates at higher costs due to the geographic locations of the stores.

•

Total operating expenses increased $60.7 million during 2006 as a result of the adoption of the SFAS No. 123(R). In addition, total operating expenses increased due to costs incurred to integrate the Standalone Drug Business.

•

During the fourth quarter of 2006, we adopted SAB No. 108. In connection with adopting SAB 108, we recorded adjustments, which collectively reduced total operating expenses by $40.2 million. Since the effects of the SAB 108 Adjustments were not material to 2006 or any previously reported fiscal year, the entire impact was recorded in the fourth quarter of 2006.

Pharmacy Services Segment

The following table summarizes our Pharmacy Services Segment’s performance for the respective periods:

	Fiscal Year Ended
In millions	2007	2006	2005
Net revenues	$34,938.4	$3,691.3	$2,956.7
Gross profit	2,997.1	458.8	345.5
Gross profit % of net revenues	8.6%	12.4%	11.7%
Operating expenses	895.1	140.7	123.1
Operating expenses% of net revenues	2.6%	3.8%	4.2%
Operating profit	2,102.0	318.1	222.4
Operating profit % of net revenues	6.0%	8.6%	7.5%

Net revenues:
Mail service	$13,835.5	$2,935.4
Retail network	20,831.3	732.7
Other	271.6	23.2

Comparable Financial Information(1)
Net revenues	$43,349.0	$40,514.0
Gross profit	3,557.6	2,848.8
Gross profit % of net revenues	8.2%	7.0%
Operating expenses	998.4	982.2
Operating expenses % of net revenues	2.3%	2.4%
Operating profit	2,559.2	1,866.6
Operating profit % of net revenues	5.9%	4.6%

Net revenues:
Mail service	$16,790.7	$15,519.4
Retail network	26,218.9	24,668.3
Other	339.4	326.3
Pharmacy claims processed:
Total	607.2	605.9
Mail service	73.9	73.3
Retail network	533.3	532.6
Generic dispensing rate:
Total	60.1%	55.8%
Mail service	48.1%	43.3%
Retail network	61.7%	57.4%
Mail order penetration rate	28.2%	28.0%

(1)	The comparable financial information (above) combines the historical Pharmacy Services Segment results of CVS and Caremark assuming the Caremark Merger occurred at the beginning of each period presented. The historical results of Caremark are based on calendar quarter/year reporting periods, whereas the historical results of the Pharmacy Services Segment of CVS are based on a 52-week fiscal year ending on the Saturday nearest to December 31. In each period presented, the comparable results include incremental depreciation and amortization resulting from the preliminary fixed and intangible assets recorded in connection with the Caremark Merger and exclude merger-related expenses and integration expenses. The comparable financial information has been provided for illustrative purposes only and does not purport to be indicative of the actual results that would have been achieved by the combined business segment for the periods presented or that will be achieved by the combined business segment in the future.

During 2007, the Pharmacy Services Segment’s results of operations were significantly affected by the Caremark Merger. As such, the primary focus of our Pharmacy Services Segment discussion is on the comparable financial information for 2007 and 2006. Prior to the Caremark Merger, our pharmacy services business did meet the threshold for separate disclosure and the trends for the pharmacy services business, which was comprised of our PharmaCare subsidiary, did not differ materially from the trends for the consolidated Company. Consequently, we do not believe that a comparison of the historical financial results for 2006 as compared to the 2005 historical financial results provides meaningful information.

Net revenues ~ As you review our Pharmacy Services Segment’s revenue performance, we believe you should consider the following important information:

•

During 2007, the Caremark Merger significantly affected net revenues. The addition of Caremark’s operations effective March 22, 2007 caused net revenues to increase approximately $29.8 billion during 2007.

•

The Pharmacy Services Segment recognizes revenues for its national retail pharmacy network transactions based on individual contract terms. In accordance with Emerging Issues Task Force Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”, (“EITF 99-19”), Caremark’s contracts are predominantly accounted for using the gross method whereas, prior to September 2007, PharmaCare’s contracts were accounted for using the net method. Effective September 1, 2007, we converted a number of the PharmaCare retail pharmacy network contracts to the Caremark contract structure, which resulted in those contracts being accounted for using the gross method. As a result, net revenues increased by approximately $1.0 billion during 2007. Please see Note 1 to the consolidated financial statements for further information about the Pharmacy Services Segment’s revenue recognition policies.

•

Changes in mail service and retail network revenue are primarily impacted by changes in pharmacy claims processed, drug cost inflation, customer and claims mix, customer pricing and generic dispensing rates. Increases in generic dispensing rates have the effect of reducing total net revenues. Our business model is built around the alignment of our financial interests with those of our customers and their participants by making the use of prescription drugs safer and more affordable. Our clients and their participants benefit from the lower cost of generic drugs. Our net revenues are reduced as generic dispensing rates increase, however, our gross profit and gross profit margins generally increase with the corresponding increase in generic dispensing rates since generic drug revenues normally yield a higher gross profit rate than equivalent brand name drug revenues.

•

During 2007, on a comparable basis, mail service claims processed increased to 73.9 million, or 0.9%. Our average revenue per mail service claim increased by 7.2%. Average revenue per mail service claim was impacted primarily by claims mix, generic dispensing rates and drug inflation. Specialty mail service claims, which have significantly higher average net revenues per claim, increased our average revenue per mail claim by 5.0%. In addition, our average revenue per mail service claims increased 2.2% primarily due to drug cost inflation offset by an increase in the percentage of generic drugs dispensed. Mail service generic dispensing rates increased to 48.1% in 2007, compared to 43.3% in 2006. The 480 basis point increase in generic dispensing rate was primarily attributable to new generic drug introductions during 2007 and 2006 as well as our continued efforts to encourage plan participants to utilize generic drugs when available. During 2007, average revenue per specialty mail service claim increased 18.1%. The 18.1% increase primarily related to changes in the mix of specialty drug therapies we dispensed in 2007 from 2006 and drug cost inflation.

•

During 2007, on a comparable basis, retail network claims processed increased to 533.3 million claims compared to 532.6 million in 2006. Average revenue per retail network claim processed increased by 6.2%. The $1.0 billion change in revenue recognition for PharmaCare contracts previously discussed and the impact of the change in revenue recognition from net to gross for a health plan contract effective in the second quarter of 2006, increased our average revenue per retail network claim process by approximately 5.6%. In addition, our average revenue per retail network claim processed increased approximately 0.6% primarily due to drug cost inflation offset by an increase in the percentage of generic drugs dispensed. Our retail network generic dispensing rate increased to 61.7%

in 2007, compared to 57.4% in 2006. The 430 basis point increase in generic dispensing rate was comparable to that in our mail service claims and is attributable to the same industry dynamics. We anticipate that our generic dispensing rates will increase in future periods, however, the magnitude of the increases will be determined by new generic drug introductions and our efforts to encourage plan participants to utilize generic drugs when available.

•

During 2007, net revenues benefited from our participation in the administration of the Medicare Part D Drug Benefit through the provision of PBM services to our health plan clients and other clients that have qualified as a Medicare Part D Prescription Drug Plan (“PDP”). We also participate (i) by offering Medicare Part D benefits through our subsidiary, SilverScript, which has been approved by CMS as a PDP in all regions of the country and (ii), by assisting employer, union and other health plan clients that qualify for the retiree drug subsidy available under Medicare Part D by collecting and submitting eligibility and/or drug cost data to CMS for them as required under Part D in order to obtain the subsidy and (iii) through a joint venture with Universal American Financial Corp. (“UAFC”), which sponsors Prescription Pathways, an approved PDP.

Both SilverScript and Prescription Pathways were in the top ten PDPs in the country in terms of enrollment during 2007. Revenues related to SilverScript and our joint venture with UAFC are comparable between 2007 and 2006. The majority of these revenues are included in our retail network revenue due to the high level of retail network utilization within the Medicare Part D program.

In February 2008, the Company and UAFC agreed to dissolve this joint venture at the end of the 2008 plan year and to divide responsibility for providing Medicare Part D services to the affected Prescription Pathways plan members beginning with the 2009 plan year. The terms of this agreement are subject to regulatory approval.

Gross profit includes net revenues less cost of revenues. Cost of revenues includes the cost of pharmaceuticals dispensed, either directly through our mail service and specialty retail pharmacies or indirectly through our national retail pharmacy network, shipping and handling costs and the operating costs of our mail service pharmacies, customer service operations and related information technology support. Gross profit as a percentage of revenues was 8.6% in 2007. This compares to 12.4% in 2006 and 11.7% in 2005.

During 2007, the Caremark Merger significantly affected our gross profit. As you review our Pharmacy Services Segment’s performance in this area, we believe you should consider the following important information:

•

As discussed above, our national retail network contracts are reviewed on an individual basis to determine if the revenues should be accounted for using the gross or net method under applicable accounting rules. Under these rules the majority of Caremark’s national retail network contracts are accounted for using the gross method, resulting in increased revenues, increased cost of revenues and lower gross profit rates. The conversion of PharmaCare contracts to the Caremark contract structure, effective September 2007, also resulted in increased revenues, increased cost of revenues and lower gross profit margins. The change in revenue recognition had no impact on the actual gross profit amount.

•	During 2007, on a comparable basis, our gross profit as a percentage of total net revenues was 8.2%. This compares to the gross profit as a percentage of total net revenues of 7.0% in 2006.

•

During 2007, on a comparable basis, our gross profit rate benefited from a portion of the significant purchasing synergies resulting from the Caremark Merger. We expect the benefit from purchasing synergies to continue to positively impact our pharmacy gross profit rate through fiscal 2008.

•

During 2007, on a comparable basis, our gross profit rate benefited from an increase in our generic dispensing rates. Total generic dispensing rates increased to 60.1% in 2007, compared to 55.8% in 2006. As previously discussed, our net revenues are reduced as generic dispensing rates increase, however, our gross profit and gross profit margins generally increase with the corresponding increase in generic dispensing rates. However, the increased use of generic drugs is increasing the pressure from clients to reduce pharmacy reimbursement payments for generic drugs.

We anticipate that our generic dispensing rates will increase in future periods which benefits our customers, plan participants and our financial performance. However, our gross profits are continually impacted by our ability to profitably retain our existing customers and win new business, and maintain and enhance our drug purchase discounts from manufacturers, wholesalers and retail pharmacies.

•

During 2007, on a comparable basis, our gross profit rate was negatively impacted by the recording of PharmaCare contracts on a gross basis as previously discussed. The recording of these revenues on a gross basis did not impact the actual gross profit amount, however, it did decrease the gross profit margin.

Total operating expenses, which include selling, general and administrative expenses (including integration and other related expenses), depreciation and amortization related to selling, general and administrative activities and retail specialty pharmacy store and administrative payroll, employee benefits and occupancy costs decreased to 2.6% of net revenues in 2007, compared to 3.8% in 2006 and 4.2% in 2005.

As you review our Pharmacy Services Segment’s performance in this area, we believe you should consider the following important information:

•

During 2007, the Caremark Merger significantly affected our operating expenses. Total operating expenses for 2007 include $81.7 million of merger, integration and other related expenses and $162.6 million of incremental amortization expense resulting from the preliminary intangible assets recorded in connection with the Caremark Merger. Please see Note 2 to the consolidated financial statements for additional information.

•

During 2007, on a comparable basis, total operating expenses increased 1.6% to $998.4 million or 2.3% of net revenue, compared to $982.2 million or 2.4% of net revenue during 2006. 2007 and 2006 comparable results include incremental depreciation and amortization resulting from the preliminary fixed and intangible assets recorded in connection with the Caremark Merger and exclude merger-related expenses and integration costs.

Liquidity and Capital Resources

We anticipate that our cash flow from operations, supplemented by commercial paper and long-term borrowings will continue to fund the future growth of our business.

Net cash provided by operating activities increased to $3.2 billion in 2007. This compares to $1.7 billion in 2006 and $1.6 billion in 2005. The increase in net cash provided by operations during 2007 primarily resulted from increased cash receipts from revenues due to the Caremark Merger. The increase in net cash provided by operations during 2006 primarily resulted from an increase in cash receipts from revenues.

Net cash used in investing activities decreased to $3.1 billion in 2007. This compares to $4.6 billion in 2006 and $0.9 billion in 2005. The $3.1 billion of net cash used in investing activities during 2007 was primarily due to the Caremark Merger. The increase in net cash used in investing activities during 2006 was primarily due to the acquisition of the Standalone Drug Business. Gross capital expenditures totaled $1.8 billion during 2007, compared to $1.8 billion in 2006 and $1.5 billion in 2005. During 2007, approximately 54.6% of our total capital expenditures were for new store construction, 21.7% for store expansion and improvements and 23.7% for technology and other corporate initiatives. During 2008, we currently plan to invest over $2.0 billion in gross capital expenditures, which will include spending for approximately 300-325 new or relocated stores.

We finance a significant portion of our new store development program through sale-leaseback transactions. Proceeds from sale-leaseback transactions totaled $601.3 million in 2007. This compares to $1.4 billion in 2006, which included approximately $800 million in proceeds associated with the sale and leaseback of properties acquired as part of the acquisition of the Standalone Drug Business, and $539.9 million in 2005. Under the transactions, the properties are sold at net book value and the resulting leases qualify and are accounted for as operating leases.

Following is a summary of our store development activity for the respective years:

	2007	2006	2005
Total stores (beginning of year)	6,205	5,474	5,378
New and acquired stores	140	848	166
Closed stores	(44)	(117)	(70)

Total stores (end of year)	6,301	6,205	5,474
Relocated stores(1)	137	118	131

(1)	Relocated stores are not included in new or closed store totals.

Net cash provided by financing activities was $0.4 billion in 2007, compared to net cash provided by financing activities of $2.9 billion in 2006 and net cash used in financing activities of $0.6 billion in 2005. Net cash provided by financing activities during 2007 was primarily due to increased long-term borrowings to fund the special cash dividend paid to Caremark shareholders and was offset, in part by the repayment of short-term borrowings and the repurchase of common shares. Net cash provided by financing activities during 2006 was primarily due to the financing of the acquisition of the Standalone Drug Business, including issuance of the 2006 Notes (defined below), during the third quarter of 2006. This increase was offset, in part, by the repayment of the $300 million, 5.625% unsecured senior notes, which matured during the first quarter of 2006. Fiscal 2005 reflected a reduction in short-term borrowings. During 2007, we paid common stock dividends totaling $308.8 million, or $0.22875 per common share.

We believe that our current cash on hand and cash provided by operations, together with our ability to obtain additional short-term and long-term financing, will be sufficient to cover our working capital needs, capital expenditures, debt service requirements and dividend requirements for at least the next twelve months and the foreseeable future.

We had $2.1 billion of commercial paper outstanding at a weighted average interest rate of 5.1% as of December 29, 2007. In connection with our commercial paper program, we maintain a $675 million, five-year unsecured back-up credit facility, which expires on June 11, 2009, a $675 million, five-year unsecured back-up credit facility, which expires on June 2, 2010, a $1.4 billion, five-year unsecured back-up credit facility, which expires on May 12, 2011 and a $1.3 billion, five-year unsecured back-up credit facility, which expires on March 12, 2012. The credit facilities allow for borrowings at various rates that are dependent in part on our public debt rating. As of December 29, 2007, we had no outstanding borrowings against the credit facilities.

In connection with the Caremark Merger, on March 28, 2007, we commenced a tender offer to purchase up to 150 million common shares, or about 10%, of our outstanding common stock at a price of $35.00 per share. The offer to purchase shares expired on April 24, 2007 and resulted in approximately 10.3 million shares being tendered. The shares were placed into our treasury account.

On May 9, 2007, our Board of Directors authorized a share repurchase program for up to $5.0 billion of our outstanding common stock.

On May 13, 2007, we entered into a $2.5 billion fixed dollar accelerated share repurchase agreement (the “May ASR agreement”) with Lehman Brothers, Inc. (“Lehman”). The May ASR agreement contained provisions that established the minimum and maximum number of shares to be repurchased during the term of the May ASR agreement. Pursuant to the terms of the May ASR agreement, on May 14, 2007, we paid $2.5 billion to Lehman in exchange for Lehman delivering 45.6 million shares of common stock to us, which were placed into our treasury account upon delivery. On June 7, 2007, upon establishment of the minimum number of shares to be repurchased, Lehman delivered an additional 16.1 million shares of common stock to us. The final settlement under the May ASR agreement occurred on October 5, 2007 and resulted in us receiving an additional 5.8 million shares of common stock during the fourth quarter of 2007. As of December 29, 2007, the aggregate 67.5 million shares of common stock received pursuant to the $2.5 billion May ASR agreement had been placed into our treasury account.

On October 8, 2007, we commenced an open market repurchase program. The program concluded on November 2, 2007 and resulted in 5.3 million shares of common stock being repurchased for $211.9 million. The shares were placed into our treasury account upon delivery.

On November 6, 2007, we entered into a $2.3 billion fixed dollar accelerated share repurchase agreement (the “November ASR agreement”) with Lehman. The November ASR agreement contained provisions that established the minimum and maximum number of shares to be repurchased during the term of the November

ASR agreement. Pursuant to the terms of the November ASR agreement, on November 7, 2007, we paid $2.3 billion to Lehman in exchange for Lehman delivering 37.2 million shares of common stock to us, which were placed into our treasury account upon delivery. On November 26, 2007, upon establishment of the minimum number of shares to be repurchased, Lehman delivered an additional 14.4 million shares of common stock to us. As of December 29, 2007, the aggregate 51.6 million shares of common stock received pursuant to the November ASR agreement had been placed into our treasury account. We may receive up to 5.7 million additional shares of common stock, depending on the market price of the common stock, as determined under the November ASR agreement, over the term of the November ASR agreement, which is currently expected to conclude during the first quarter of 2008.

Accordingly, the $5.0 billion share repurchase program authorized by our Board of Directors has been completed pending the final settlement of the November ASR agreement discussed previously. We will, however, continue to evaluate alternatives for optimizing our capital structure on an ongoing basis.

On May 22, 2007, we issued $1.75 billion of floating rate senior notes due June 1, 2010, $1.75 billion of 5.75% unsecured senior notes due June 1, 2017, and $1.0 billion of 6.25% unsecured senior notes due June 1, 2027 (collectively the “2007 Notes”). Also on May 22, 2007, we entered into an underwriting agreement with Lehman Brothers, Inc., Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, BNY Capital Markets, Inc., and Wachovia Capital Markets, LLC, as representatives of the underwriters pursuant to which we agreed to issue and sell $1.0 billion of Enhanced Capital Advantaged Preferred Securities (“ECAPS”) due June 1, 2062 to the underwriters. The ECAPS bear interest at 6.302% per year until June 1, 2012 at which time they will pay interest based on a floating rate. The 2007 Notes and the ECAPS pay interest semiannually and may be redeemed at any time, in whole or in part at a defined redemption price plus accrued interest. The net proceeds from the 2007 Notes and ECAPS were used to repay the bridge credit facility and a portion of the outstanding commercial paper borrowings.

On August 15, 2006, we issued $800 million of 5.75% unsecured senior notes due August 15, 2011 and $700 million of 6.125% unsecured senior notes due August 15, 2016 (collectively the “2006 Notes”). The 2006 Notes pay interest semi-annually and may be redeemed at any time, in whole or in part at a defined redemption price plus accrued interest. Net proceeds from the 2006 Notes were used to repay a portion of the outstanding commercial paper issued to finance the Standalone Drug Business. To manage a portion of the risk associated with potential changes in market interest rates, during the second quarter of 2006 we entered into forward starting pay fixed rate swaps (the “Swaps”), with a notional amount of $750 million. The Swaps settled in conjunction with the placement of the long-term financing. As of December 29, 2007 and December 30, 2006, we had no freestanding derivatives in place.

Our credit facilities, unsecured senior notes and ECAPS contain customary restrictive financial and operating covenants. These covenants do not include a requirement for the acceleration of our debt maturities in the event of a downgrade in our credit rating. We do not believe the restrictions contained in these covenants materially affect our financial or operating flexibility.

As of December 29, 2007, our long-term debt was rated “Baa2” by Moody’s and “BBB+” by Standard & Poor’s, and our commercial paper program was rated “P-2” by Moody’s and “A-2” by Standard & Poor’s. Upon completion of the Caremark Merger, Standard & Poor’s raised the Company’s credit watch outlook from negative to stable. On May 21, 2007, Moody’s also raised the Company’s credit watch from negative to stable. In assessing our credit strength, we believe that both Moody’s and Standard & Poor’s considered, among other things, our capital structure and financial policies as well as our consolidated balance sheet, our acquisition of the Standalone Drug Business, the Caremark Merger and other financial information. Although we currently believe our long-term debt ratings will remain investment grade, we cannot guarantee the future actions of Moody’s and/or Standard & Poor’s. Our debt ratings have a direct impact on our future borrowing costs, access to capital markets and new store operating lease costs.

Off-Balance Sheet Arrangements

In connection with executing operating leases, we provide a guarantee of the lease payments. We finance a portion of our new store development through sale-leaseback transactions, which involve selling stores to unrelated parties and then leasing the stores back under leases that qualify and are accounted for as operating leases. We do not have any retained or contingent interests in the stores, and we do not provide any guarantees, other than a guarantee of the lease payments, in connection with the transactions. In accordance with generally accepted accounting principles, our operating leases are not reflected in our consolidated balance sheet.

Between 1991 and 1997, we sold or spun off a number of subsidiaries, including Bob’s Stores, Linens ‘n Things, Marshalls, Kay-Bee Toys, Wilsons, This End Up and Footstar. In many cases, when a former subsidiary leased a store, we provided a guarantee of the store’s lease obligations. When the subsidiaries were disposed of, the guarantees remained in place, although each initial purchaser agreed to indemnify us for any lease obligations we were required to satisfy. If any of the purchasers were to become insolvent and failed to make the required payments under a store lease, we could be required to satisfy these obligations. Assuming that each respective purchaser became insolvent, and we were required to assume all of these lease obligations, we estimate that we could settle the obligations for approximately $325 million to $375 million as of December 29, 2007. As of December 29, 2007, we guaranteed approximately 220 such store leases, with the maximum remaining lease term extending through 2022.

We currently believe that the ultimate disposition of any of the lease guarantees will not have a material adverse effect on our consolidated financial condition, results of operations or future cash flows.

Following is a summary of our significant contractual obligations as of December 29, 2007:

	Payments Due by Period
In millions	Total	Within 1 Year	1-3 Years	3-5 Years	After 5 Years
Operating leases	$22,090.6	$1,584.5	$3,202.8	$2,918.7	$14,384.6
Long-term debt	8,251.7	45.5	2,402.4	1,802.7	4,001.1
Other long-term liabilities reflected in our consolidated balance sheet	398.8	77.0	235.4	22.5	63.9
Capital lease obligations	145.1	1.6	4.1	5.5	133.9

	$30,886.2	$1,708.6	$5,844.7	$4,749.4	$18,583.5

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with generally accepted accounting principles, which require management to make certain estimates and apply judgment. We base our estimates and judgments on historical experience, current trends and other factors that management believes to be important at the time the consolidated financial statements are prepared. On a regular basis, we review our accounting policies and how they are applied and disclosed in our consolidated financial statements. While we believe the historical experience, current trends and other factors considered support the preparation of our consolidated financial statements in conformity with generally accepted accounting principles, actual results could differ from our estimates, and such differences could be material.

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

Goodwill and Intangible Assets

We account for goodwill and intangible assets in accordance with SFAS No. 141, “Business Combinations,” SFAS No. 142, “Goodwill and Other Intangible Assets” and SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Identifiable intangible assets consist primarily of trademarks, customer contracts and relationships, favorable and unfavorable leases and covenants not to compete. These intangible assets arise primarily from the allocation of the purchase price of businesses acquired to identifiable intangible assets based on their respective fair market values at the date of acquisition.

Amounts assigned to identifiable intangible assets, and their related useful lives, are derived from established valuation techniques and management estimates. Goodwill represents the excess of amounts paid for acquisitions over the fair market value of the net identifiable assets acquired.

We evaluate the recoverability of certain long-lived assets, including intangible assets with finite lives, but excluding goodwill and intangible assets with indefinite lives, which are tested for impairment using separate tests, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We group and evaluate these long-lived assets for impairment at the lowest level at which individual cash flows can be identified. When evaluating these long-lived assets for potential impairment, we first compare the carrying amount of the asset group to the asset group’s estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying amount of the asset group, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset group to the asset group’s estimated future cash flows (discounted and with interest charges). If required, an impairment loss is recorded for the portion of the asset group’s carrying value that exceeds the asset group’s estimated future cash flows (discounted and with interest charges).

Our long-lived asset impairment loss calculation contains uncertainty since we must use judgment to estimate each asset group’s future sales, profitability and cash flows. When preparing these estimates, we consider historical results and current operating trends and our consolidated sales, profitability and cash flow results and forecasts.

These estimates can be affected by a number of factors including, but not limited to, general economic conditions, efforts of third party organizations to reduce their prescription drug costs and/or increased member co-payments, the continued efforts of competitors to gain market share and consumer spending patterns.

Goodwill and indefinitely-lived intangible assets are subject to impairment reviews annually, or if changes or events indicate the carrying value may not be recoverable.

Indefinitely-lived intangible assets are tested by comparing the estimated fair value of the asset to its carrying value. If the carrying value of the asset exceeds its estimated fair value, an impairment loss is recognized and the asset is written down to its estimated fair value.

Our indefinitely-lived intangible asset impairment loss calculation contains uncertainty since we must use judgment to estimate the fair value based on the assumption that in lieu of ownership of an intangible asset, the Company would be willing to pay a royalty in order to utilize the benefits of the asset. Value is estimated by discounting the hypothetical royalty payments to their present value over the estimated economic life of the asset. These estimates can be affected by a number of factors including, but not limited to, general economic conditions, availability of market information as well as the profitability of the Company.

Goodwill is tested on a reporting unit basis using the expected present value of future cash flows. In accordance with SFAS 142, goodwill impairment is determined using a two-step process. The first step of the impairment test is to identify potential impairment by comparing the reporting unit’s fair value with its net book value (or carrying amount), including goodwill. If the fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired and the second step of the impairment test is not performed. If the carrying amount of the reporting unit’s carrying amount exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step of the impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of the goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess.

Our impairment loss calculation contains uncertainty since we must use judgment to estimate each reporting unit’s future revenues, profitability and cash flows. When preparing these estimates, we consider each reporting unit’s historical results and current operating trends and our consolidated revenues, profitability and cash flow results and forecasts. These estimates can be affected by a number of factors including, but not limited to, general economic conditions, efforts of third party organizations to reduce their prescription drug costs and/or increase member co-payments, the continued efforts of competitors to gain market share and consumer spending patterns.

The carrying value of goodwill and intangible assets covered by this critical accounting policy was $34.4 billion as of December 29, 2007. We did not record any impairment losses related to goodwill or intangible assets during 2007, 2006 or 2005. Although we believe we have sufficient current and historical information available to us to test for impairment, it is possible that actual cash flows could differ from the estimated cash flows used in our impairment tests. Due to the nature of the uncertainties discussed above, we cannot determine a reasonably likely change.

We have not made any material changes in the methodologies utilized to test the carrying values of goodwill and intangible assets for impairment, during the past three years.

Closed Store Lease Liability

We account for closed store lease termination costs in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” subsequent to its adoption in 2003. As such, when a leased store is closed, we record a liability for the estimated present value of the remaining obligation under the non-cancelable lease, which includes future real estate taxes, common area maintenance and other charges, if applicable. The liability is reduced by estimated future sublease income.

The initial calculation and subsequent evaluations of our closed store lease liability contain uncertainty since we must use judgment to estimate the timing and duration of future vacancy periods, the amount and timing of future lump sum settlement payments and the amount and timing of potential future sublease income. When estimating these potential termination costs and their related timing, we consider a number of factors, which include, but are not limited to, historical settlement experience, the owner of the property, the location and condition of the property, the terms of the underlying lease, the specific marketplace demand and general economic conditions.

Our total closed store lease liability covered by this critical accounting policy was $441.2 million as of December 29, 2007. This amount is net of $263.0 million of estimated sublease income that is subject to the uncertainties discussed above. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for sublease income, it is possible that actual results could differ.

In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated sublease income, which we believe is a reasonably likely change, would increase or decrease our total closed store lease liability by about $26.3 million as of December 29, 2007.

We have not made any material changes in the reserve methodology used to record closed store lease reserves during the past three years.

Self-Insurance Liabilities

We are self-insured for certain losses related to general liability, workers’ compensation and auto liability, although we maintain stop loss coverage with third party insurers to limit our total liability exposure. We are also self-insured for certain losses related to health and medical liabilities.

The estimate of our self-insurance liability contains uncertainty since we must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating our self-insurance liability, we consider a number of factors, which include, but are not limited to, historical claim experience, demographic factors, severity factors and valuations provided by independent third party actuaries. On a quarterly basis, we review our assumptions with our independent third party actuaries to determine if our self-insurance liability is adequate as it relates to our general liability, workers’ compensation and auto liability. Similar reviews are conducted semi-annually to determine that our self insurance liability is adequate for our health and medical liability.

Our total self-insurance liability covered by this critical accounting policy was $328.6 million as of December 29, 2007. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for our self-insurance liability, it is possible that actual results could differ. In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimate for our self-insurance liability, which we believe is a reasonably likely change, would increase or decrease our self-insurance liability by about $32.9 million as of December 29, 2007.

We have not made any material changes in the accounting methodology used to establish our self-insurance liability during the past three years.

Inventory

Our inventory is stated at the lower of cost or market on a first-in, first-out basis using the retail method of accounting to determine cost of sales and inventory in our stores, average cost to determine cost of sales and inventory in our mail service and specialty pharmacies and the cost method of accounting to determine inventory in our distribution centers. Under the retail method, inventory is stated at cost, which is determined by applying a cost-to-retail ratio to the ending retail value of our inventory. Since the retail value of our inventory is adjusted on a regular basis to reflect current market conditions, our carrying value should approximate the lower of cost or market. In addition, we reduce the value of our ending inventory for estimated inventory losses that have occurred during the interim period between physical inventory counts. Physical inventory counts are taken on a regular basis in each location (other than in six distribution centers, which perform a continuous cycle count process to validate the inventory balance on hand) to ensure that the amounts reflected in the consolidated financial statements are properly stated.

The accounting for inventory contains uncertainty since we must use judgment to estimate the inventory losses that have occurred during the interim period between physical inventory counts. When estimating these losses, we consider a number of factors, which include but are not limited to, historical physical inventory results on a location-by-location basis and current physical inventory loss trends.

Our total reserve for estimated inventory losses covered by this critical accounting policy was $135.1 million as of December 29, 2007. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for estimated inventory losses, it is possible that actual results could differ. In order to help you assess the aggregate risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated inventory losses, which we believe is a reasonably likely change, would increase or decrease our total reserve for estimated inventory losses by about $13.5 million as of December 29, 2007.

We have not made any material changes in the accounting methodology used to establish our inventory loss reserves during the past three years.

Although we believe that the estimates discussed above are reasonable and the related calculations conform to generally accepted accounting principles, actual results could differ from our estimates, and such differences could be material.

Recent Accounting Pronouncements

We adopted Financial Accounting Standards Board Interpretation (“FIN”) No. 48, “Accounting for Uncertainty in income Taxes-an interpretation of FASB Statement No. 109” effective December 31, 2006. FIN No. 48 addresses the uncertainty about how certain income tax positions taken or expected to be taken on an income tax return should be reflected in the financial statements before they are finally resolved. As a result of the implementation, the Company recognized a decrease to reserves for uncertain income tax positions of approximately $4.0 million, which was accounted for as an increase to the December 31, 2006 balance of retained earnings.

We adopted SFAS No. 157, “Fair Value Measurement.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures regarding fair value measurements. SFAS No. 157 was effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of this statement did not have a material impact on our consolidated results of operations, financial position or cash flows.

In June 2006, the Emerging Issues Task Force of the Financial Accounting Standards Board (“FASB”) reached a consensus on EITF Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements” (“EITF 06-4”), which requires the application of the provisions of SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS 106”) (if, in substance, a postretirement benefit plan exists), or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) to endorsement split-dollar life insurance arrangements. SFAS 106 would require us to recognize a liability for the discounted value of the future premium benefits that we will incur through the death of the underlying insureds. EITF 06-4 is currently effective for fiscal years beginning after December 15, 2007. We are currently evaluating the potential impact, the adoption of EITF 06-4 may have on our consolidated results of operations, financial position and cash flows.

In March 2007, the FASB issued Emerging Issues Task Force Issue No. 06-10 “Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements” (“EITF 06-10”). EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. We are currently evaluating the potential impact, the adoption of EITF 06-10 may have on our consolidated results of operations, financial position and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), which replaces FASB Statement No. 141. SFAS 141R establishes the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for fiscal years beginning after December 15, 2008. As of December 29, 2007, the Company has $176.6 million of unrecognized tax benefits (after considering the federal benefit of state taxes) related to business combinations that would be treated as an adjustment to the purchase price allocation if they were recognized under SFAS No. 141. Upon adopting SFAS 141R, the remaining balance, if any, of these unrecognized tax benefits would affect the Company’s effective income tax rate if they were recognized. The Company is currently evaluating the other potential impacts, if any, the adoption of SFAS 141R may have on its consolidated results of operations, financial position and cash flows.

Cautionary Statement Concerning Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Caremark Corporation. The Company and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and in its reports to stockholders. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “project,” “anticipate,” “will,” “should” and similar expressions identify statements that constitute forward-looking statements. All statements addressing operating performance of CVS Caremark Corporation or any subsidiary, events or developments that the Company expects or anticipates will occur in the future, including statements relating to revenue growth, earnings or earnings per common share growth, free cash flow, debt ratings, inventory levels, inventory turn and loss rates, store development, relocations and new market entries, as well as statements expressing optimism or pessimism about future operating results or events, are forward-looking statements within the meaning of the Reform Act.

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

By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons, including but not limited to:

•

Our ability to realize the incremental revenues, synergies and other benefits from the Caremark Merger as expected, and to successfully integrate the Caremark businesses in accordance with the expected timing;

•

The continued efforts of health maintenance organizations, managed care organizations, pharmacy benefit management companies and other third party payors to reduce prescription drug costs and pharmacy reimbursement rates, particularly with respect to generic pharmaceuticals;

•	The possibility of client loss and/or the failure to win new client business;

•	The frequency and rate of introduction of successful new prescription drugs as well as generic alternatives to existing brand drugs;

•

The effect on our Pharmacy Services business of a declining margin environment attributable to increased competition in the pharmacy benefit management industry and increased client demands for lower prices, enhanced service offerings and/or higher service levels;

•	Risks related to our inability to earn and retain purchase discounts and/or rebates from pharmaceutical manufacturers at current levels;

•	Risks regarding the impact of the new Medicare prescription drug benefit on our business;

•	Risks related to the change in industry pricing benchmarks that could adversely affect our financial performance;

•	Increased competition from other drugstore chains, supermarkets, discount retailers, membership clubs and Internet companies, as well as changes in consumer preferences or loyalties;

•	Litigation, legislative and regulatory risks associated with our business or the retail pharmacy business and/or pharmacy benefit management industry generally;

•

The risks relating to changes in laws and regulations, including changes in accounting standards and taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations);

•

The risks relating to adverse developments in the healthcare or pharmaceutical industry generally, including, but not limited to, developments in any investigation related to the pharmaceutical industry that may be conducted by any governmental authority;

•

The strength of the economy in general or the markets we serve, which may impact consumer purchasing power, preferences and/or spending patterns, our ability to attract, hire and retain suitable pharmacists, management, and other employees, our ability to establish effective advertising, marketing and promotional programs, our ability to obtain necessary financing on acceptable terms and our ability to secure suitable store locations under acceptable terms; and

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

Management’s Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining effective internal control over financial reporting. Our Company’s internal control over financial reporting includes those policies and procedures that pertain to the Company’s ability to record, process, summarize and report a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that the unauthorized acquisition, use or disposition of assets are prevented or timely detected and that transactions are authorized, recorded and reported properly to permit the preparation of financial statements in accordance with generally accepted accounting principles (GAAP) and receipt and expenditures are duly authorized. In order to ensure the Company’s internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 29, 2007.

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

Based on our evaluation, we conclude our Company’s internal control over financial reporting is effective and provides reasonable assurance that assets are safeguarded and that the financial records are reliable for preparing financial statements as of December 29, 2007.

Ernst & Young LLP, independent registered public accounting firm, is appointed by the Board of Directors and ratified by our Company’s shareholders. They were engaged to render an opinion regarding the fair presentation of our consolidated financial statements as well as conducting a review of the system of internal accounting controls. Their accompanying report is based upon an audit conducted in accordance with the Public Company Accounting Oversight Board (United States).

February 25, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CVS Caremark Corporation

We have audited CVS Caremark Corporation’s internal control over financial reporting as of December 29, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CVS Caremark Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, CVS Caremark Corporation maintained, in all material respects, effective internal control over financial reporting as of December 29, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of CVS Caremark Corporation as of December 29, 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for the fifty-two week period ended December 29, 2007 and our report dated February 25, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 25, 2008

Consolidated Statements of Operations

	Fiscal Year Ended
In millions, except per share amounts	Dec. 29, 2007 (52 weeks)	Dec. 30, 2006 (52 weeks)	Dec. 31, 2005 (52 weeks)
Net revenues	$76,329.5	$43,821.4	$37,006.7
Cost of revenues	60,221.8	32,079.2	27,312.1

Gross profit	16,107.7	11,742.2	9,694.6
Total operating expenses	11,314.4	9,300.6	7,675.1

Operating profit	4,793.3	2,441.6	2,019.5
Interest expense, net	434.6	215.8	110.5

Earnings before income tax provision	4,358.7	2,225.8	1,909.0
Income tax provision	1,721.7	856.9	684.3

Net earnings	2,637.0	1,368.9	1,224.7
Preference dividends, net of income tax benefit	14.2	13.9	14.1

Net earnings available to common shareholders	$2,622.8	$1,355.0	$1,210.6

Basic earnings per common share:
Net earnings	$1.97	$1.65	$1.49

Weighted average common shares outstanding	1,328.2	820.6	811.4

Diluted earnings per common share:
Net earnings	$1.92	$1.60	$1.45

Weighted average common shares outstanding	1,371.8	853.2	841.6

Dividends declared per common share	$0.22875	$0.15500	$0.14500

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

In millions, except shares and per share amounts	Dec. 29, 2007	Dec. 30, 2006
Assets:
Cash and cash equivalents	$1,056.6	$530.7
Short-term investments	27.5	—
Accounts receivable, net	4,579.6	2,381.7
Inventories	8,008.2	7,108.9
Deferred income taxes	329.4	274.3
Other current assets	148.1	100.2

Total current assets	14,149.4	10,395.8
Property and equipment, net	5,852.8	5,333.6
Goodwill	23,922.3	3,195.2
Intangible assets, net	10,429.6	1,318.2
Deferred income taxes	—	90.8
Other assets	367.8	240.5

Total assets	$54,721.9	$20,574.1

Liabilities:
Accounts payable	$3,593.0	$2,521.5
Claims and discounts payable	2,484.3	346.3
Accrued expenses	2,556.8	1,950.2
Short-term debt	2,085.0	1,842.7
Current portion of long-term debt	47.2	344.3

Total current liabilities	10,766.3	7,005.0
Long-term debt	8,349.7	2,870.4
Deferred income taxes	3,426.1	—
Other long-term liabilities	857.9	781.1
Commitments and contingencies (Note 11)
Shareholders’ equity:
Preferred stock, $0.01 par value: authorized 120,619 shares; no shares issued or outstanding	—	—
Preference stock, series one ESOP convertible, par value $1.00: authorized 50,000,000 shares; issued and outstanding 3,798,000 shares at December 29, 2007 and 3,990,000 shares at December 30, 2006	203.0	213.3
Common stock, par value $0.01: authorized 3,200,000,000 shares; issued 1,590,139,000 shares at December 29, 2007 and 847,266,000 shares at December 30, 2006	15.9	8.5
Treasury stock, at cost: 153,682,000 shares at December 29, 2007 and 21,529,000 shares at December 30, 2006	(5,620.4)	(314.5)
Shares held in trust, 9,224,000 shares at December 29, 2007	(301.3)	—
Guaranteed ESOP obligation	(44.5)	(82.1)
Capital surplus	26,831.9	2,198.4
Retained earnings	10,287.0	7,966.6
Accumulated other comprehensive loss	(49.7)	(72.6)

Total shareholders’ equity	31,321.9	9,917.6

Total liabilities and shareholders’ equity	$54,721.9	$20,574.1

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
In millions	Dec. 29, 2007 (52 weeks)	Dec. 30, 2006 (52 weeks)	Dec. 31, 2005 (52 weeks)
Cash flows from operating activities:
Cash receipts from revenues	$61,986.3	$43,273.7	$36,923.1
Cash paid for inventory	(45,772.6)	(31,422.1)	(26,403.9)
Cash paid to other suppliers and employees	(10,768.6)	(9,065.3)	(8,186.7)
Interest and dividends received	33.6	15.9	6.5
Interest paid	(468.2)	(228.1)	(135.9)
Income taxes paid	(1,780.8)	(831.7)	(591.0)

Net cash provided by operating activities	3,229.7	1,742.4	1,612.1

Cash flows from investing activities:
Additions to property and equipment	(1,805.3)	(1,768.9)	(1,495.4)
Proceeds from sale-leaseback transactions	601.3	1,375.6	539.9
Acquisitions (net of cash acquired) and other investments	(1,983.3)	(4,224.2)	12.1
Cash outflow from hedging activities	—	(5.3)	—
Proceeds from sale or disposal of assets	105.6	29.6	31.8

Net cash used in investing activities	(3,081.7)	(4,593.2)	(911.6)

Cash flows from financing activities:
Additions to/ (reductions in) short-term debt	242.3	1,589.3	(632.2)
Additions to long-term debt	6,000.0	1,500.0	16.5
Reductions in long-term debt	(821.8)	(310.5)	(10.5)
Dividends paid	(322.4)	(140.9)	(131.6)
Proceeds from exercise of stock options	552.4	187.6	178.4
Excess tax benefits from stock based compensation	97.8	42.6	—
Repurchase of common stock	(5,370.4)	—	—

Net cash provided by (used in) financing activities	377.9	2,868.1	(579.4)

Net increase in cash and cash equivalents	525.9	17.3	121.1
Cash and cash equivalents at beginning of year	530.7	513.4	392.3

Cash and cash equivalents at end of year	$1,056.6	$530.7	$513.4

Reconciliation of net earnings to net cash provided by operating activities:
Net earnings	$2,637.0	$1,368.9	$1,224.7
Adjustments required to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	1,094.6	733.3	589.1
Stock based compensation	78.0	69.9	—
Deferred income taxes and other non-cash items	40.1	98.2	13.5
Change in operating assets and liabilities providing/(requiring) cash, net of effects from acquisitions:
Accounts receivable, net	279.7	(540.1)	(83.1)
Inventories	(448.0)	(624.1)	(265.2)
Other current assets	(59.2)	(21.4)	(13.2)
Other assets	(26.4)	(17.2)	(0.1)
Accounts payable	(181.4)	396.7	192.2
Accrued expenses	(168.2)	328.9	(43.8)
Other long-term liabilities	(16.5)	(50.7)	(2.0)

Net cash provided by operating activities	$3,229.7	$1,742.4	$1,612.1

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Shares			Dollars
In millions	Dec. 29, 2007	Dec. 30, 2006	Dec. 31, 2005	Dec. 29, 2007	Dec. 30, 2006	Dec. 31, 2005
Preference stock:
Beginning of year	4.0	4.2	4.3	$213.3	$222.6	$228.4
Conversion to common stock	(0.2)	(0.2)	(0.1)	(10.3)	(9.3)	(5.8)

End of year	3.8	4.0	4.2	203.0	213.3	222.6

Common stock:
Beginning of year	847.3	838.8	828.6	8.5	8.4	8.3
Common stock issued for Caremark Merger	712.7	—	—	7.1	—	—
Stock options exercised and awards	30.1	8.5	10.2	0.3	0.1	0.1

End of year	1,590.1	847.3	838.8	15.9	8.5	8.4

Treasury stock:
Beginning of year	(21.5)	(24.5)	(26.6)	(314.5)	(356.5)	(385.9)
Purchase of treasury shares	(135.0)	0.1	—	(5,378.7)	(0.1)	(1.7)
Conversion of preference stock	0.9	0.8	0.5	24.7	11.7	7.3
Employee stock purchase plan issuance	1.9	2.1	1.6	48.1	30.4	23.8

End of year	(153.7)	(21.5)	(24.5)	(5,620.4)	(314.5)	(356.5)

Guaranteed ESOP obligation:
Beginning of year				(82.1)	(114.0)	(140.9)
Reduction of guaranteed ESOP obligation				37.6	31.9	26.9

End of year				(44.5)	(82.1)	(114.0)

Shares held in trust:
Beginning of year	—	—	—	—	—	—
Shares acquired through Caremark Merger	(9.2)	—	—	(301.3)	—	—

End of year	(9.2)			(301.3)	—	—

Capital surplus:
Beginning of year				2,198.4	1,922.4	1,687.3
Common stock issued for Caremark Merger, net of issuance costs				23,942.4	—	—
Stock option activity and awards				607.7	235.8	188.8
Tax benefit on stock options and awards				97.8	42.6	47.8
Conversion of preference stock				(14.4)	(2.4)	(1.5)

End of year				26,831.9	2,198.4	1,922.4

Consolidated Statements of Shareholders’ Equity

	Shares			Dollars
In millions	Dec. 29, 2007	Dec. 30, 2006	Dec. 31, 2005	Dec. 29, 2007	Dec. 30, 2006	Dec. 31, 2005
Accumulated other comprehensive loss:
Beginning of year				(72.6)	(90.3)	(55.5)
Recognition of unrealized gain/(loss) on derivatives, net of income tax				3.4	(0.3)	2.9
Pension liability adjustment				19.5	23.6	(37.7)
Pension liability adjustment to initially apply SFAS No.158, net of tax benefit				—	(5.6)	—

End of year				(49.7)	(72.6)	(90.3)

Retained earnings:
Beginning of year				7,966.6	6,738.6	5,645.5
Net earnings				2,637.0	1,368.9	1,224.7
Common stock dividends				(308.8)	(127.0)	(117.5)
Preference stock dividends				(14.8)	(15.6)	(16.2)
Tax benefit on preference stock dividends				1.2	1.7	2.1
Adoption of FIN 48				5.8	—	—

End of year				10,287.0	7,966.6	6,738.6

Total shareholders’ equity				$31,321.9	$9,917.6	$8,331.2

Comprehensive income:
Net earnings				$2,637.0	$1,368.9	$1,224.7
Recognition of unrealized gain/(loss) on derivatives, net of income tax				3.4	(0.3)	2.9
Pension liability, net of income tax				19.5	23.6	(37.7)

Comprehensive income				$2,659.9	$1,392.2	$1,189.9

See accompanying notes to consolidated financial statements.

1	Significant Accounting Policies

Description of business ~ CVS Caremark Corporation (the “Company”) operates the largest retail pharmacy business (based on store count) and one of the largest pharmacy services businesses in the United States.

The retail pharmacy business sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, photo finishing, seasonal merchandise, greeting cards and convenience foods through its CVS/pharmacy® retail stores and online through CVS.com®. The Company also provides healthcare services through its 462 MinuteClinic® healthcare clinics, 437 of which are located in CVS/pharmacy retail stores.

The pharmacy services business provides a full range of pharmacy benefit management services including mail order pharmacy services, specialty pharmacy services, plan design and administration, formulary management and claims processing. Its customers are primarily employers, insurance companies, unions, government employee groups, managed care organizations and other sponsors of health benefit plans and individuals throughout the United States. In addition, through the Company’s SilverScript insurance subsidiary, it is a national provider of drug benefits to eligible beneficiaries under the Federal Government’s Medicare Part D Program. The Company’s specialty pharmacies support individuals that require complex and expensive drug therapies. The pharmacy services business operates a national retail pharmacy network with over 60,000 participating pharmacies (including CVS/pharmacy stores). The Company also provides disease management programs for 27 conditions through our Accordant® disease management offering. Twenty-one of these programs are accredited by the National Committee for Quality Assurance. Currently, the pharmacy services business operates under the Caremark Pharmacy Services®, PharmaCare Management Services® and PharmaCare Pharmacy® names.

As of December 29, 2007, the Company operated 6,301 retail and specialty pharmacy stores, 20 specialty mail order pharmacies, 9 mail service pharmacies and 462 healthcare clinics in 44 states and the District of Columbia.

Basis of presentation ~ The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Stock Split ~ On May 12, 2005, the Company’s Board of Directors authorized a two-for-one stock split, which was effected through the issuance of one additional share of common stock for each share of common stock outstanding. These shares were distributed on June 6, 2005 to shareholders of record as of May 23, 2005. All share and per share amounts presented herein have been restated to reflect the effect of the stock split.

Fiscal Year ~ The Company’s fiscal year is a 52 or 53 week period ending on the Saturday nearest to December 31. Fiscal 2007, which ended on December 29, 2007, fiscal 2006, which ended on December 30, 2006 and fiscal 2005, which ended on December 31, 2005, each included 52 weeks. Unless otherwise noted, all references to years relate to these fiscal years.

Reclassifications ~ Certain reclassifications have been made to the consolidated financial statements of prior years to conform to the current year presentation. These reclassifications include payroll and operating expenses associated with the fulfillment of scripts in the mail order facilities and call center facilities within the Company’s pharmacy services business, which have been reclassified from operating expenses to cost of revenues.

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

Short-term investments ~ The Company’s short-term investments consist of auction rate securities with initial maturities greater than three months when purchased. These investments, which are classified as available-for-sale, are carried at historical cost, which approximated fair value at December 29, 2007.

Accounts receivable ~ Accounts receivable are stated net of an allowance for uncollectible accounts of $141.4 million and $73.4 million as of December 29, 2007 and December 30, 2006, respectively. The balance primarily includes amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies) and vendors as well as clients, participants and manufacturers.

Fair value of financial instruments ~ As of December 29, 2007, the Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable and short-term debt. Due to the short-term nature of these instruments, the Company’s carrying value approximates fair value. The carrying amount and estimated fair value of long-term debt was $8.2 billion as of December 29, 2007. The carrying amount and estimated fair value of long-term debt was $3.1 billion as of December 30, 2006. The fair value of long-term debt was estimated based on rates currently offered to the Company for debt with similar terms and maturities. The Company had outstanding letters of credit, which guaranteed foreign trade purchases, with a fair value of $5.7 million as of December 29, 2007 and $6.8 million as of December 30, 2006. There were no outstanding investments in derivative financial instruments as of December 29, 2007 or December 30, 2006.

Inventories ~ Inventories are stated at the lower of cost or market on a first-in, first-out basis using the retail method of accounting to determine cost of sales and inventory in our retail pharmacy stores, average cost to determine cost of sales and inventory in our mail service and specialty pharmacies and the cost method of accounting to determine inventory in our distribution centers. Independent physical inventory counts are taken on a regular basis in each store and distribution center location (other than six distribution centers, which perform a continuous cycle count process to validate the inventory balance on hand) to ensure that the amounts reflected in the accompanying consolidated financial statements are properly stated. During the interim period between physical inventory counts, the Company accrues for anticipated physical inventory losses on a location-by-location basis based on historical results and current trends.

Property and equipment ~ Property, equipment and improvements to leased premises are depreciated using the straight-line method over the estimated useful lives of the assets, or when applicable, the term of the lease, whichever is shorter. Estimated useful lives generally range from 10 to 40 years for buildings, building improvements and leasehold improvements and 3 to 10 years for fixtures and equipment. Repair and maintenance costs are charged directly to expense as incurred. Major renewals or replacements that substantially extend the useful life of an asset are capitalized and depreciated.

Following are the components of property and equipment:

In millions	Dec. 29, 2007	Dec. 30, 2006
Land	$586.4	$601.3
Building and improvements	896.0	801.9
Fixtures and equipment	5,178.1	4,347.4
Leasehold improvements	2,133.2	1,828.5
Capitalized software	243.9	219.1
Capital leases	181.7	229.3

	9,219.3	8,027.5
Accumulated depreciation and amortization	(3,366.5)	(2,693.9)

	$5,852.8	$5,333.6

The Company capitalizes application development stage costs for significant internally developed software projects. These costs are amortized over the estimated useful lives of the software, which generally range from 3 to 5 years. Unamortized costs were $74.2 million as of December 29, 2007 and $75.5 million as of December 30, 2006.

Goodwill ~ The Company accounts for goodwill and intangibles under Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” As such, goodwill and other indefinite-lived assets are not amortized, but are subject to impairment reviews annually, or more frequently if necessary. See Note 3 for further information on goodwill.

Intangible assets ~ Purchased customer contracts and relationships are amortized on a straight-line basis over their estimated useful lives of up to 20 years. Purchased customer lists are amortized on a straight-line basis over their estimated useful lives of up to 10 years. Purchased leases are amortized on a straight-line basis over the remaining life of the lease. See Note 3 for further information on intangible assets.

Impairment of long-lived assets ~ The Company accounts for the impairment of long-lived assets in accordance with SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” As such, the Company groups and evaluates fixed and finite-lived intangible assets excluding goodwill, for impairment at the lowest level at which individual cash flows can be identified. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset group to the individual store’s estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset group, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset group to the asset group’s estimated future cash flows (discounted and with interest charges). If required, an impairment loss is recorded for the portion of the asset group’s carrying value that exceeds the asset group’s estimated future cash flows (discounted and with interest charges).

Revenue Recognition:

Retail Pharmacy Segment (the “RPS”) ~ The RPS recognizes revenue from the sale of merchandise (other than prescription drugs) at the time the merchandise is purchased by the retail customer. Revenue from the sale of prescription drugs is recognized at the time the prescription is filled, which is or approximates when the retail customer picks up the prescription. Customer returns are not material. Revenue generated from the performance of services in the RPS’ healthcare clinics is recognized at the time the services are performed.

Pharmacy Services Segment (the “PSS”) ~ The PSS sells prescription drugs directly through its mail service pharmacies and indirectly through its national retail pharmacy network. The PSS recognizes revenues from prescription drugs sold by its mail service pharmacies and under national retail pharmacy network contracts where the PSS is the principal using the gross method at the contract prices negotiated with its customers. Net revenue from the PSS includes: (i) the portion of the price the customer pays directly to the PSS, net of any volume-related or other discounts paid back to the customer (see “Drug Discounts” below), (ii) the portion of the price paid to the PSS (“Mail Co-payments”) or a third party pharmacy in the PSS’ national retail pharmacy network (“Retail Co-payments”) by individuals included in its customers’ benefit plans and (iii) administrative fees for national retail pharmacy network contracts where the PSS is not the principal as discussed below.

SEC Staff Accounting Bulletins No. 101, “Revenue Recognition in Financial Statements,” and 104, “Revenue Recognition, corrected copy” (“SAB 101” and “SAB 104,” respectively) provide the general criteria for the timing aspect of revenue recognition, including consideration of whether: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable and (iv) collectability is reasonably assured. The Company has established the following revenue recognition policies for the PSS in accordance with SAB 101 and SAB 104:

•

Revenues generated from prescription drugs sold by mail service pharmacies are recognized when the prescription is shipped. At the time of shipment, the Company has performed substantially all of its obligations under its customer contracts and does not experience a significant level of reshipments.

•

Revenues generated from prescription drugs sold by third party pharmacies in the PSS’ national retail pharmacy network and associated administrative fees are recognized at the PSS’ point-of-sale, which is when the claim is adjudicated by the PSS’ on-line claims processing system.

The PSS determines whether it is the principal or agent for its national retail pharmacy network transactions using the indicators set forth in Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” on a contract by contract basis. In the majority of its contracts, the PSS has determined it is the principal due to it: (i) being the primary obligor in the arrangement, (ii) having latitude in establishing the price, changing the product or performing part of the service, (iii) having discretion in supplier selection, (iv) having involvement in the determination of product or service specifications and (v) having credit risk. The PSS’ obligations under its customer contracts for which revenues are reported using the gross method are separate and distinct from its obligations to the third party pharmacies under its national retail pharmacy network contracts. Pursuant to these contracts, the PSS is contractually required to pay the third party pharmacies in its national retail pharmacy network for products sold, regardless of whether the PSS is paid by its customers. The

PSS’ responsibilities under its customer contracts typically include validating eligibility and coverage levels, communicating the prescription price and the co-payments due to the third party retail pharmacy, identifying possible adverse drug interactions for the pharmacist to address with the physician prior to dispensing, suggesting clinically appropriate generic alternatives where appropriate and approving the prescription for dispensing. Although the PSS does not have credit risk with respect to Retail Co-payments, management believes that all of the other indicators of gross revenue reporting are present. For contracts under which the PSS acts as an agent, the PSS records revenues using the net method.

Drug Discounts ~ The PSS deducts from its revenues any discounts paid to its customers as required by Emerging Issues Task Force Issue No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” (“EITF 01-9”). The PSS pays discounts to its customers in accordance with the terms of its customer contracts, which are normally based on a fixed discount per prescription for specific products dispensed or a percentage of manufacturer discounts received for specific products dispensed. The liability for discounts due to the PSS’ customers is included in “Claims and discounts payable” in the accompanying consolidated balance sheets.

Medicare Part D ~ The PSS began participating in the Federal Government’s Medicare Part D program as a Prescription Drug Plan (“PDP”) on January 1, 2006. The PSS’ net revenues include insurance premiums earned by the PDP, which are determined based on the PSS’ annual bid and related contractual arrangements with the Centers for Medicare and Medicaid Services (“CMS”). The insurance premiums include a beneficiary premium, which is the responsibility of the PDP member, but is subsidized by CMS in the case of low-income members, and a direct subsidy paid by CMS. These insurance premiums are recognized in net revenues over the period in which members are entitled to receive benefits. Premiums collected in advance are deferred.

In addition to these premiums, the PSS’ net revenues include co-payments, deductibles and coinsurance (collectively referred to as member responsibility amounts) related to PDP members’ prescription claims. CMS subsidizes certain components of these member responsibility amounts and pays the PSS an estimated prospective subsidy amount each month. The prospective subsidy amounts received from CMS are recorded in “Accrued expenses” in the accompanying consolidated condensed balance sheets to the extent that they differ from amounts earned based on actual claims experience.

The PSS accounts for CMS obligations and member responsibility amounts using the gross method consistent with its revenue recognition policies, including the application of EITF 99-19. Additionally, the PSS includes actual amounts paid by members of its PDP to the third party pharmacies in its national retail pharmacy network in the total Retail Co-payments included in net revenues.

Please see Note 13 for further information on revenues of the Company’s business segments.

Cost of revenues:

Retail Pharmacy Segment ~ The RPS’ cost of revenues includes: the cost of merchandise sold during the reporting period and the related purchasing costs, warehousing and delivery costs (including depreciation and amortization) and actual and estimated inventory losses.

Pharmacy Services Segment ~ The PSS’ cost of revenues includes: (i) the cost of prescription drugs sold during the reporting period directly through its mail service pharmacies and indirectly through its national retail pharmacy network, (ii) shipping and handling costs and (iii) the operating costs of its mail service pharmacies and customer service operations and related information technology support costs (including depreciation and amortization). The cost of prescription drugs sold component of cost of revenues includes: (i) the cost of the prescription drugs purchased from manufacturers or distributors and shipped to participants in customers’ benefit plans from the PSS’ mail service pharmacies, net of any volume-related or other discounts (see “Drug Discounts” above) and (ii) the cost of prescription drugs sold (including Retail Co-payments) through the PSS’ national retail pharmacy network under contracts where it is the principal, net of any volume-related or other discounts.

Please see Note 13 for further information related to the cost of revenues of the Company’s business segments.

Vendor allowances and purchase discounts:

The Company accounts for vendor allowances and purchase discounts under the guidance provided by EITF Issue No. 02-16, “Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor,” and EITF Issue No. 03-10, “Application of EITF Issue No. 02-16 by Resellers to Sales Incentives Offered to Consumers by Manufacturers.”

Retail Pharmacy Segment ~ Vendor allowances the RPS receives reduce the carrying cost of inventory and are recognized in cost of revenues when the related inventory is sold, unless they are specifically identified as a reimbursement of incremental costs for promotional programs and/or other services provided. Funds that are directly linked to advertising commitments are recognized as a reduction of advertising expense (included in operating expenses) when the related advertising commitment is satisfied. Any such allowances received in excess of the actual cost incurred also reduce the carrying cost of inventory. The total value of any upfront payments received from vendors that are linked to purchase commitments is initially deferred. The deferred amounts are then amortized to reduce cost of revenues over the life of the contract based upon purchase volume. The total value of any upfront payments received from vendors that are not linked to purchase commitments is also initially deferred. The deferred amounts are then amortized to reduce cost of revenues on a straight-line basis over the life of the related contract. The total amortization of these upfront payments was not material to the accompanying consolidated financial statements.

Pharmacy Services Segment ~ The PSS receives purchase discounts on products purchased. The PSS’ contractual arrangements with vendors, including manufacturers, wholesalers and retail pharmacies, normally provide for the PSS to receive purchase discounts from established list prices in one, or a combination of, the following forms: (i) a direct discount at the time of purchase, (ii) a discount for the prompt payment of invoices or (iii) when products are purchased indirectly from a manufacturer (e.g., through a wholesaler or retail pharmacy), a discount (or rebate) paid subsequent to dispensing. These rebates are recognized when prescriptions are dispensed and are generally calculated and billed to manufacturers within 30 days of the end of each completed quarter. Historically, the effect of adjustments resulting from the reconciliation of rebates recognized to the amounts billed and collected has not been material to the PSS’ results of operations. The PSS accounts for the effect of any such differences as a change in accounting estimate in the period the reconciliation is completed. The PSS also receives additional discounts under its wholesaler contract if it exceeds contractually defined annual purchase volumes.

The PSS earns purchase discounts at various points in its business cycle (e.g., when the product is purchased, when the vendor is paid or when the product is dispensed) for products sold through its mail service pharmacies and third party pharmacies included in its national retail pharmacy network. In addition, the PSS receives fees from pharmaceutical manufacturers for administrative services. Purchase discounts and administrative service fees are recorded as a reduction of “Cost of revenues” as required by EITF 02-16.

Shares held in trust ~ As a result of the Caremark Merger, the Company maintains grantor trusts, which held approximately 9.2 million shares of its common stock at December 29, 2007. These shares are designated for use under various employee compensation plans. Since the Company holds these shares, they are excluded from the computation of basic and diluted shares outstanding.

Insurance ~ The Company is self-insured for certain losses related to general liability, workers’ compensation and auto liability. The Company obtains third party insurance coverage to limit exposure from these claims. The Company is also self-insured for certain losses related to health and medical liabilities. The Company’s self-insurance accruals, which include reported claims and claims incurred but not reported, are calculated using standard insurance industry actuarial assumptions and the Company’s historical claims experience.

Store opening and closing costs ~ New store opening costs, other than capital expenditures, are charged directly to expense when incurred. When the Company closes a store, the present value of estimated unrecoverable costs, including the remaining lease obligation less estimated sublease income and the book value of abandoned property and equipment, are charged to expense. The long-term portion of the lease obligations associated with store closings was $370.0 million and $418.0 million in 2007 and 2006, respectively.

Advertising costs ~ Advertising costs are expensed when the related advertising takes place. Advertising costs, net of vendor funding, (included in operating expenses), were $290.6 million in 2007, $265.3 million in 2006 and $206.6 million in 2005.

Interest expense, net ~ Interest expense was $468.3 million, $231.7 million and $117.0 million, and interest income was $33.7 million, $15.9 million and $6.5 million in 2007, 2006 and 2005, respectively. Capitalized interest totaled $23.7 million in 2007, $20.7 million in 2006 and $12.7 million in 2005.

Accumulated other comprehensive loss ~ Accumulated other comprehensive loss consists of changes in the net actuarial gains and losses associated with pension and other post retirement benefit plans, unrealized losses on derivatives and adjustment to initially apply SFAS No. 158. In accordance with SFAS No. 158, the amount included in accumulated other comprehensive income related to the Company’s pension and post retirement plans was $58.7 million pre-tax ($35.9 million after-tax) as of December 29, 2007 and $87.4 million pre-tax ($55.4 million after-tax) as of December 30, 2006. The unrealized loss on derivatives totaled $21.9 million pre-tax ($13.8 million after-tax) and $27.2 million pre-tax ($17.2 million after-tax) as of December 29, 2007 and December 30, 2006, respectively.

Stock-based compensation ~ On January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment,” using the modified prospective transition method. Under this method, compensation expense is recognized for options granted on or after January 1, 2006 as well as any unvested options on the date of adoption. As allowed under the modified prospective transition method, prior period financial statements have not been restated. Prior to January 1, 2006, the Company accounted for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, no stock-based employee compensation costs were reflected in net earnings for options granted under those plans since they had an exercise price equal to the fair market value of the underlying common stock on the date of grant. See Note 8 for further information on stock-based compensation.

Income taxes ~ The Company provides for federal and state income taxes currently payable, as well as for those deferred because of timing differences between reported income and expenses for financial statement purposes versus tax purposes. Federal and state tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recoverable or settled. The effect of a change in tax rates is recognized as income or expense in the period of the change. See Note 12 for further information on income taxes.

Earnings per common share ~ Basic earnings per common share is computed by dividing: (i) net earnings, after deducting the after-tax Employee Stock Ownership Plan (“ESOP”) preference dividends, by (ii) the weighted average number of common shares outstanding during the year (the “Basic Shares”).

When computing diluted earnings per common share, the Company assumes that the ESOP preference stock is converted into common stock and all dilutive stock awards are exercised. After the assumed ESOP preference stock conversion, the ESOP Trust would hold common stock rather than ESOP preference stock and would receive common stock dividends ($0.22875 per share in 2007, $0.15500 per share in 2006 and $0.14500 per share in 2005) rather than ESOP preference stock dividends (currently $3.90 per share). Since the ESOP Trust uses the dividends it receives to service its debt, the Company would have to increase its contribution to the ESOP Trust to compensate it for the lower dividends. This additional contribution would reduce the Company’s net earnings, which in turn, would reduce the amounts that would be accrued under the Company’s incentive compensation plans.

Diluted earnings per common share is computed by dividing: (i) net earnings, after accounting for the difference between the dividends on the ESOP preference stock and common stock and after making adjustments for the incentive compensation plans, by (ii) Basic Shares plus the additional shares that would be issued assuming that all dilutive stock awards are exercised and the ESOP preference stock is converted into common stock. Options to purchase 10.7 million, 4.7 million and 6.9 million shares of common stock were outstanding as of December 29, 2007, December 30, 2006 and December 31, 2005, respectively, but were not included in the calculation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

New Accounting Pronouncements ~ The Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”) effective December 31, 2006. FIN 48 addresses the uncertainty about how certain income tax positions taken or expected to be taken on an income tax return should be reflected in the financial statements before they are finally resolved. As a result of the implementation, the Company recognized a decrease to reserves for uncertain income tax positions of approximately $4.0 million, which was accounted for as an increase to the December 31, 2006 balance of retained earnings.

The Company adopted SFAS No. 157, “Fair Value Measurement.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures regarding fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The adoption of this statement did not have a material impact on its consolidated results of operations, financial position or cash flows.

In June 2006, the Emerging Issues Task Force of the Financial Accounting Standards Board (“FASB”) reached a consensus on EITF Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements” (“EITF 06-4”), which requires the application of the provisions of SFAS No. 106, “Employers’

Accounting for Postretirement Benefits Other Than Pensions” (“SFAS 106”) (if, in substance, a postretirement benefit plan exists), or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) to endorsement split-dollar life insurance arrangements. SFAS 106 would require the Company to recognize a liability for the discounted value of the future benefits that it will incur through the death of the underlying insured’s. EITF 06-4 is currently effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the potential impact, the adoption of EITF 06-4 may have on its consolidated results of operations, financial position and cash flows.

In March 2007, the FASB issued Emerging Issues Task Force Issue No. 06-10 “Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements” (EITF 06-10). EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. EITF 06-10 is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the potential impact, the adoption of EITF 06-10 may have on its consolidated results of operations, financial position and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”), which replaces FASB Statement No. 141. SFAS 141R establishes the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, the adoption of SFAS 141R may have on its consolidated results of operations, financial position and cash flows.

2	Business Combinations

Caremark Merger

Effective March 22, 2007, pursuant to the Agreement and Plan of Merger dated as of November 1, 2006, as amended (the “Merger Agreement”), Caremark Rx, Inc. (“Caremark”) was merged with and into a newly formed subsidiary of CVS Corporation, with the CVS subsidiary continuing as the surviving entity (the “Caremark Merger”). Following the merger, the Company changed its name to CVS Caremark Corporation.

Under the terms of the Merger Agreement, Caremark shareholders received 1.67 shares of common stock, par value $0.01 per share, of the Company for each share of common stock of Caremark, par value $0.001 per share, issued and outstanding immediately prior to the effective time of the merger. In addition, Caremark shareholders of record as of the close of business on the day immediately preceding the closing date of the merger received a special cash dividend of $7.50 per share.

The merger was accounted for using the purchase method of accounting under U.S. Generally Accepted Accounting Principles. Under the purchase method of accounting, CVS Corporation is considered the acquirer of Caremark for accounting purposes and the total purchase price will be allocated to the assets acquired and liabilities assumed from Caremark based on their fair values as of March 22, 2007. Under the purchase method of accounting, the total consideration was approximately $26.9 billion and includes amounts related to Caremark common stock ($23.3 billion), Caremark stock options ($0.6 billion) and the special cash dividend ($3.2 billion), less shares held in trust ($0.3 billion). The consideration associated with the common stock and stock options was based on the average closing price of CVS common stock for the five trading days ending February 14, 2007, which was $32.67 per share. The results of the operations of Caremark have been included in the consolidated statements of operations since March 22, 2007.

Following is a summary of the estimated assets acquired and liabilities assumed as of March 22, 2007. This estimate is preliminary and based on information that was available to management at the time the consolidated financial statements were prepared. Accordingly, the allocation will change and the impact of such changes could be material.

Estimated Assets Acquired and Liabilities Assumed

as of March 22, 2007

(In millions)
Cash and cash equivalents	$1,293.4
Short-term investments	27.5
Accounts receivable	2,472.7
Inventories	442.3
Deferred tax asset	95.4
Other current assets	31.4

Total current assets	4,362.7
Property and equipment	209.7
Goodwill	20,853.0
Intangible assets (1)	9,429.5
Other assets	67.1

Total assets acquired	34,922.0

Accounts payable	960.8
Claims and discounts payable	2,430.1
Accrued expenses (2)	991.6

Total current liabilities	4,382.5
Deferred tax liability	3,595.7
Other long-term liabilities	93.2

Total liabilities	8,071.4

Net assets acquired	$26,850.6

(1)	Intangible assets include customer contracts and relationships ($2.9 billion) with an estimated weighted average life of 14.7 years, proprietary technology ($109.8 million) with an estimated weighted average life of 3.5 years, favorable leaseholds ($12.7 million) with an estimated weighted average life of 6.2 years, covenants not to compete ($9.0 million) with an estimated average life of 2 years and trade names ($6.4 billion), which are indefinitely lived.

(2)	Accrued expenses currently include $49.5 million for estimated severance, benefits and outplacement costs for approximately 240 Caremark employees that have been or will be terminated. The amount accrued and the number of employees affected may continue to increase as exit plans are finalized and communicated. As of December 29, 2007, $48.1 million of the liability has been settled with cash payments. The remaining liability will require future cash payments through 2008. Accrued expenses also include $1.4 million for the estimated costs associated with the non-cancelable lease obligation of one location. As of December 29, 2007, $0.5 million of the liability has been settled with cash payments. The remaining liability will require future cash payments through 2008.

Standalone Drug Business

On June 2, 2006, CVS acquired certain assets and assumed certain liabilities from Albertson’s, Inc. (“Albertsons”) for $4.0 billion. The assets acquired and the liabilities assumed included approximately 700 standalone drugstores and a distribution center (collectively the “Standalone Drug Business”).

In conjunction with the acquisition of the Standalone Drug Business, during fiscal 2006, the Company recorded a $49.5 million liability for the estimated costs associated with the non-cancelable lease obligations of 94 acquired stores that the Company does not intend to operate. As of December 29, 2007, 81 of these locations have been closed and $3.6 million of this liability has been settled with cash payments. The $47.5 million remaining liability, which includes $3.1 million of interest accretion, will require future cash payments through 2033, unless settled prior thereto. The Company believes the remaining liability is adequate to cover the remaining costs associated with the related activities.

The following unaudited pro forma combined results of operations have been provided for illustrative purposes only and do not purport to be indicative of the actual results that would have been achieved by the combined companies for the periods presented or that will be achieved by the combined companies in the future:

In millions, except per share amounts	2007	2006
Pro forma:(1)(2)(3)(4)
Net revenues	$83,798.6	$78,668.9
Net earnings	2,906.6	2,167.5

Basic earnings per share	$1.76	$1.41
Diluted earnings per share	1.72	1.37

(1)	The pro forma combined results of operations assume that the Caremark Merger and the acquisition of the Standalone Drug Business occurred at the beginning of each period presented. These results have been prepared by adjusting the historical results of the Company to include the historical results of Caremark and the Standalone Drug Business, incremental interest expense and the impact of the preliminary purchase price allocation discussed above. The historical results of Caremark are based on a calendar period end, whereas the historical results of the Pharmacy Services Segment of CVS are based on a 52 week fiscal year ending on the Saturday nearest to December 31.

(2)	Inter-company revenues that occur when a Caremark customer uses a CVS/pharmacy retail store to purchase covered products were eliminated. These adjustments had no impact on pro forma net earnings or pro forma earnings per share.

(3)	The pro forma combined results of operations do not include any cost savings that may result from the combination of the Company and Caremark or any estimated costs that will be incurred by the Company to integrate the businesses.

(4)	The pro forma combined results of operations for fiscal year ended December 29, 2007, exclude $80.3 million pre-tax ($48.6 million after-tax) of stock option expense associated with the accelerated vesting of certain Caremark stock options, which vested upon consummation of the merger due to change in control provisions included in the underlying Caremark stock option plans. The pro forma combined results for the fiscal year ended December 29, 2007 also exclude $42.9 million pre-tax ($25.9 million after-tax) related to change in control payments due upon the consummation of the merger due to change in control provisions in certain Caremark employment agreements. In addition, the pro forma combined results of operations for the fiscal year ended December 29, 2007, exclude merger-related costs of $150.1 million pre-tax ($101.7 million after-tax), which primarily consist of investment banker fees, legal fees, accounting fees and other merger-related costs incurred by Caremark.

3	Goodwill and Other Intangibles

The Company accounts for goodwill and intangibles under SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and other indefinitely-lived assets are not amortized, but are subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate an impairment may exist.

When evaluating goodwill for potential impairment, the Company first compares the fair value of the reporting unit, based on estimated future discounted cash flows, to its carrying amount. If the estimated fair value of the reporting unit is less than its carrying amount, an impairment loss calculation is prepared. The impairment loss calculation compares the implied fair value of a reporting unit’s goodwill with the carrying amount of its goodwill. If the carrying amount of the goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to the excess. During the third quarter of 2007, the Company performed its required annual goodwill impairment tests, and concluded there were no goodwill impairments.

Indefinitely-lived intangible assets are tested by comparing the estimated fair value of the asset to its carrying value. If the carrying value of the asset exceeds its estimated fair value, an impairment loss is recognized and the asset is written down to its estimated fair value.

The carrying amount of goodwill was $23.9 billion and $3.2 billion as of December 29, 2007 and December 30, 2006, respectively. During 2007, gross goodwill increased primarily in the Pharmacy Services Segment due to the Caremark Merger. There was no impairment of goodwill during 2007.

The carrying amount of indefinitely-lived assets was $6.4 billion as of December 29, 2007. The Company had no indefinitely-lived assets as of December 30, 2006. The increase in the Company’s indefinitely-lived assets during 2007 was due to the recognition of trademarks associated with the Caremark Merger.

Intangible assets with finite useful lives are amortized over their estimated useful lives. The increase in the gross carrying amount of the Company’s amortizable intangible assets during 2007 was primarily due to the Caremark Merger and adjustments related to the Standalone Drug Business. The amortization expense for intangible assets totaled $344.1 million in 2007, $161.2 million in 2006 and $128.6 million in 2005. The anticipated annual amortization expense for these intangible assets is $387.2 million in 2008, $373.8 million in 2009, $361.5 million in 2010, $352.7 million in 2011 and $334.5 million in 2012.

Following is a summary of the Company’s intangible assets as of the respective balance sheet dates:

	Dec. 29, 2007		Dec. 30, 2006
In millions	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Trademarks (indefinitely-lived)	$6,398.0	$—	$—	$—
Customer contracts and relationships and Covenants not to compete	4,444.1	(876.9)	1,457.6	(563.4)
Favorable leases and Other	623.0	(158.6)	552.2	(128.2)

	$11,465.1	$(1,035.5)	$2,009.8	$(691.6)

4	Share Repurchase Program

In connection with the Caremark Merger, on March 28, 2007, the Company commenced a tender offer to purchase up to 150 million common shares, or about 10%, of its outstanding common stock at a price of $35.00 per share. The tender offer expired on April 24, 2007 and resulted in approximately 10.3 million shares being tendered. The shares were placed into the Company’s treasury account.

On May 9, 2007, the Board of Directors of the Company authorized a share repurchase program for up to $5.0 billion of the Company’s outstanding common stock.

On May 13, 2007, the Company entered into a $2.5 billion fixed dollar accelerated share repurchase (the “May ASR”) agreement with Lehman Brothers, Inc. (“Lehman”). The May ASR agreement contained provisions that established the minimum and maximum number of shares to be repurchased during the term of the May ASR agreement. Pursuant to the terms of the May ASR agreement, on May 14, 2007, the Company paid $2.5 billion to Lehman in exchange for

Lehman delivering 45.6 million shares of common stock to the Company, which were placed into its treasury account upon delivery. On June 7, 2007, upon establishment of the minimum number of shares to be repurchased, Lehman delivered an additional 16.1 million shares of common stock to the Company. The May ASR program concluded on October 5, 2007 and resulted in the Company receiving an additional 5.8 million shares of common stock during the fourth quarter of 2007. As of December 29, 2007 the aggregate 67.5 million shares of common stock received pursuant to the $2.5 billion May ASR agreement had been placed into the Company’s treasury account.

On October 8, 2007, the Company commenced an open market repurchase program. The program concluded on November 2, 2007 and resulted in 5.3 million shares of common stock being repurchased for $211.9 million. The shares were placed into the Company’s treasury account upon delivery.

On November 6, 2007, the Company entered into a $2.3 billion fixed dollar accelerated share repurchase (the “November ASR”) agreement with Lehman. The November ASR agreement contained provisions that established the minimum and maximum number of shares to be repurchased during the term of the November

ASR agreement. Pursuant to the terms of the November ASR agreement, on November 7, 2007, the Company paid $2.3 billion to Lehman in exchange for Lehman delivering 37.2 million shares of common stock to the Company, which were placed into its treasury account upon delivery. On November 26, 2007, upon establishment of the minimum number of shares to be repurchased, Lehman delivered an additional 14.4 million shares of common stock to the Company. As of December 29, 2007, the aggregate 51.6 million shares of common stock, received pursuant to the November ASR agreement, had been placed into the Company’s treasury account. The Company may receive up to 5.7 million of additional shares of common stock, depending on the market price of the common stock, as determined under the November ASR agreement, over the term of the November ASR agreement, which is currently expected to conclude during the first quarter of 2008.

5	Borrowing and Credit Agreements

Following is a summary of the Company’s borrowings as of the respective balance sheet dates:

In millions	Dec. 29, 2007	Dec. 30, 2006
Commercial paper	$2,085.0	$1,842.7
3.875% senior notes due 2007	—	300.0
4.0% senior notes due 2009	650.0	650.0
Floating rate notes due 2010	1,750.0	—
5.75% senior notes due 2011	800.0	800.0
4.875% senior notes due 2014	550.0	550.0
6.125% senior notes due 2016	700.0	700.0
5.75% senior notes due 2017	1,750.0	—
6.25% senior notes due 2027	1,000.0	—
8.52% ESOP notes due 2008(1)	44.5	82.1
6.302% Enhanced Capital Advantage Preferred Securities	1,000.0	—
Mortgage notes payable	7.3	11.7
Capital lease obligations	145.1	120.9

	10,481.9	5,057.4
Less:
Short-term debt	(2,085.0)	(1,842.7)
Current portion of long-term debt	(47.2)	(344.3)

	$8,349.7	$2,870.4

(1)	See Note 8 for further information about the Company’s ESOP Plan.

In connection with its commercial paper program, the Company maintains a $675 million, five-year unsecured back-up credit facility, which expires on June 11, 2009, a $675 million, five-year unsecured back-up credit facility, which expires on June 2, 2010, a $1.4 billion, five-year unsecured back-up credit facility, which expires on May 12, 2011 and a $1.3 billion, five-year unsecured back-up credit facility, which expires on March 12, 2012. The credit facilities allow for borrowings at various rates depending on the Company’s public debt ratings and requires the Company to pay a quarterly facility fee of 0.1%, regardless of usage. As of December 29, 2007, the Company had no outstanding borrowings against the credit facilities. The weighted average interest rate for short-term debt was 5.3% as of December 29, 2007 and December 30, 2006.

On May 22, 2007, the Company issued $1.75 billion of floating rate senior notes due June 1, 2010, $1.75 billion of 5.75% unsecured senior notes due June 1, 2017, and $1.0 billion of 6.25% unsecured senior notes due June 1, 2027 (collectively the “2007 Notes”). Also on May 22, 2007, the Company entered into an underwriting agreement with Lehman Brothers, Inc., Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, BNY Capital Markets, Inc., and Wachovia Capital Markets, LLC, as representatives of the underwriters pursuant to which the Company agreed to issue and sell $1.0 billion of Enhanced Capital Advantaged Preferred Securities (“ECAPS”) due June 1, 2062 to the underwriters. The ECAPS bear interest at 6.302% per year until June 1, 2012 at which time they will pay interest based on a floating rate. The 2007 Notes and ECAPS pay interest semi-annually and may be redeemed at any time, in whole or in part at a defined redemption price plus accrued interest. The net proceeds from the 2007 Notes and ECAPS were used to repay the bridge credit facility and commercial paper borrowings.

On August 15, 2006, the Company issued $800 million of 5.75% unsecured senior notes due August 15, 2011 and $700 million of 6.125% unsecured senior notes due August 15, 2016 (collectively the “2006 Notes”). The 2006 Notes pay interest semi-annually and may be redeemed at any time, in whole or in part at a defined redemption price plus accrued interest. Net proceeds from the 2006 Notes were used to repay a portion of the outstanding commercial paper issued to finance the acquisition of the Standalone Drug Business.

To manage a portion of the risk associated with potential changes in market interest rates, during the second quarter of 2006 the Company entered into forward starting pay fixed rate swaps (the “Swaps”), with a notional amount of $750 million. During 2006, the Swaps settled in conjunction with the placement of the long-term financing, at a loss of $5.3 million. The Company accounts for the above derivatives in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as modified by SFAS No. 138, “Accounting for Derivative Instruments and Certain Hedging Activities,” which requires the resulting loss to be recorded in shareholders’ equity as a component of accumulated other comprehensive loss. This unrealized loss will be amortized as a component of interest expense over the life of the related long-term financing. As of December 29, 2007, the Company had no freestanding derivatives in place.

The credit facilities, unsecured senior notes and ECAPS contain customary restrictive financial and operating covenants. The covenants do not materially affect the Company’s financial or operating flexibility.

The aggregate maturities of long-term debt for each of the five years subsequent to December 29, 2007 are $47.2 million in 2008, $653.0 million in 2009, $1.8 billion in 2010, $803.9 million in 2011 and $1.0 billion in 2012.

6	Leases

The Company leases most of its retail and mail locations, nine of its distribution centers and certain corporate offices under non-cancelable operating leases, with initial terms of 15 to 25 years and with options that permit renewals for additional periods. The Company also leases certain equipment and other assets under non-cancelable operating leases, with initial terms of 3 to 10 years. Minimum rent is expensed on a straight-line basis over the term of the lease. In addition to minimum rental payments, certain leases require additional payments based on sales volume, as well as reimbursement for real estate taxes, common area maintenance and insurance, which are expensed when incurred.

Following is a summary of the Company’s net rental expense for operating leases for the respective years:

In millions	2007	2006	2005
Minimum rentals	$1,557.0	$1,361.2	$1,213.2
Contingent rentals	65.1	61.5	63.3

	1,622.1	1,422.7	1,276.5
Less: sublease income	(21.5)	(26.4)	(18.8)

	$1,600.6	$1,396.3	$1,257.7

Following is a summary of the future minimum lease payments under capital and operating leases as of December 29, 2007:

In millions	Capital Leases	Operating Leases
2008	$16.0	$1,584.5
2009	16.0	1,548.3
2010	16.1	1,654.5
2011	16.2	1,418.2
2012	16.5	1,500.5
Thereafter	256.5	14,384.6

	$337.3	$22,090.6
Less: imputed interest	(192.2)

Present value of capital lease obligations	$145.1	$22,090.6

The Company finances a portion of its store development program through sale-leaseback transactions. The properties are sold and the resulting leases qualify and are accounted for as operating leases. The Company does not have any retained or contingent interests in the stores and does not provide any guarantees, other than a guarantee of lease payments, in connection with the sale-leaseback transactions. Proceeds from sale-leaseback transactions totaled $601.3 million, $1.4 billion, which included approximately $800 million in proceeds associated with the sale and leaseback of properties acquired as part of the acquisition of the Standalone Drug Business, and $539.9 million in 2007, 2006 and 2005, respectively. The operating leases that resulted from these transactions are included in the above table.

7	Medicare Part D

The Company offers Medicare Part D benefits through its wholly-owned subsidiary SilverScript Insurance Company (“SilverScript”) which has been approved by the CMS as a PDP. SilverScript has contracted with CMS to be the Company’s PDP and, pursuant to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“MMA”), must be a risk-bearing entity regulated under state insurance laws or similar statutes.

SilverScript is licensed through the Tennessee Department of Commerce and Insurance (the “TDCI”)as a domestic insurance company under the applicable laws and regulations of the State of Tennessee. Pursuant to these laws and regulations, SilverScript must file quarterly and annual reports with the National Association of Insurance Commissioners (“NAIC”) and the TDCI, must maintain certain minimum amounts of capital and surplus under a formula established by the NAIC and must, in certain circumstances, request and receive the approval of the TDCI before making dividend payments or other capital distributions to the Company. The Company does not believe these limitations on dividends and distributions materially impact its financial position. SilverScript is licensed as or has filed expansion applications for licensure as an insurance company in other jurisdictions where it does or may seek to do business. Certain of the expansion insurance licensure applications for states in which SilverScipt currently operates were pending as of the date of this filing.

The Company has recorded estimates of various assets and liabilities arising from its participation in the Medicare Part D program based on information in its claims management and enrollment systems. Significant estimates arising from its participation in this program include: (i) estimates of low-income cost subsidy and reinsurance amounts ultimately payable to or receivable from CMS based on a detailed claims reconciliation that will occur in 2008; (ii) estimates of amounts payable to or receivable from other PDPs for claims costs incurred as a result of retroactive enrollment changes, which were communicated by CMS after such claims had been incurred; and (iii) an estimate of amounts receivable from or payable to CMS under a risk-sharing feature of the Medicare Part D program design, referred to as the risk corridor.

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

As of December 29, 2007, 3.8 million shares of ESOP Preference Stock were outstanding, of which 3.4 million shares were allocated to participants and the remaining 0.4 million shares were held in the ESOP Trust for future allocations.

Annual ESOP expense recognized is equal to (i) the interest incurred on the ESOP Notes plus (ii) the higher of (a) the principal repayments or (b) the cost of the shares allocated, less (iii) the dividends paid. Similarly, the guaranteed ESOP obligation is reduced by the higher of (i) the principal payments or (ii) the cost of shares allocated.

Following is a summary of the ESOP activity for the respective years:

In millions	2007	2006	2005
ESOP expense recognized	$29.8	$26.0	$22.7
Dividends paid	14.8	15.6	16.2
Cash contributions	29.8	26.0	22.7
Interest payments	7.0	9.7	12.0
ESOP shares allocated	0.4	0.4	0.3

9	Pension Plans and Other Postretirement Benefits

Defined Contribution Plans

The Company sponsors voluntary 401(k) Savings Plans that cover substantially all employees who meet plan eligibility requirements. The Company makes matching contributions consistent with the provisions of the plans. At the participant’s option, account balances, including the Company’s matching contribution, can be moved without restriction among various investment options, including the Company’s common stock. The Company also maintains a nonqualified, unfunded Deferred Compensation Plan for certain key employees. This plan provides participants the opportunity to defer portions of their compensation and receive matching contributions that they would have otherwise received under the 401(k) Savings Plan if not for certain restrictions and limitations under the Internal Revenue Code. The Company’s contributions under the above defined contribution plans totaled $80.6 million in 2007, $63.7 million in 2006 and $64.9 million in 2005. The Company also sponsors an Employee Stock Ownership Plan. See Note 8 for further information about this plan.

Other Postretirement Benefits

The Company provides postretirement healthcare and life insurance benefits to certain retirees who meet eligibility requirements. The Company’s funding policy is generally to pay covered expenses as they are incurred. For retiree medical plan accounting, the Company reviews external data and its own historical trends for healthcare costs to determine the healthcare cost trend rates. As of December 31, 2007 the Company’s postretirement medical plans have an accumulated postretirement benefit obligation of $18.2 million. Net periodic benefit costs related to these postretirement medical plans were $0.8 million and $0.3 million for 2007 and 2006, respectively. As of December 31, 2006 the Company’s postretirement medical plans had an accumulated postretirement benefit obligation of $10.2 million.

Pension Plans

The Company sponsors nine non-contributory defined benefit pension plans that cover certain full-time employees, which were frozen in prior periods. These plans are funded based on actuarial calculations and applicable federal regulations. As of December 31, 2007, the Company’s qualified defined benefit plans have a projected benefit obligation of $517.5 million and plan assets of $420.7 million. As of December 31, 2006, the Company’s qualified defined benefit plans had a projected benefit obligation of $419.0 million and plan assets of $313.6 million. Net periodic pension costs related to these qualified benefit plans were $13.6 million and $17.2 million in 2007 and 2006, respectively.

The discount rate is determined by examining the current yields observed on the measurement date of fixed-interest, high quality investments expected to be available during the period to maturity of the related benefits on a plan by plan basis. The discount rate for the plans ranged from 5.25% to 6.25% in 2007 and was 6.00% in 2006. The expected long-term rate of return is determined by using the target allocation and historical returns for each asset class on a plan by plan basis. The expected long-term rate of return for all plans was 8.5% in 2007 and 2006.

The Company uses an investment strategy, which emphasizes equities in order to produce higher expected returns, and in the long run, lower expected expense and cash contribution requirements. The pension plan assets allocation targets for the Retail Pharmacy Segment are 70% equity and 30% fixed income. The pension plan asset allocation targets for the Pharmacy Services Segment are 77% equity, 19% fixed income and 4% cash equivalents. The Retail Pharmacy Segment’s qualified defined benefit pension plans asset allocations as of December 31, 2007 were 72% equity, 27% fixed income and 1% other. The Pharmacy Services Segment qualified defined benefit pension plans asset allocations as of December 31, 2007 were 75% equity, 23% fixed income and 2% other.

The Company utilized a measurement date of December 31 to determine pension and other postretirement benefit measurements. The Company plans to make a $1.5 million contribution to the pension plans during the upcoming year.

Pursuant to various labor agreements, the Company is also required to make contributions to certain union-administered pension and health and welfare plans that totaled $40.0 million in 2007, $37.6 million in 2006 and $15.4 million in 2005. The Company also has nonqualified supplemental executive retirement plans in place for certain key employees.

The Company adopted SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R),”

effective December 15, 2006. SFAS No. 158 requires an employer to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes are reported in comprehensive income and in a separate component of shareholders’ equity. The adoption of this statement did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

10	Stock Incentive Plans

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

Compensation expense related to stock options, which includes the 1999 Employee Stock Purchase Plan (“1999 ESPP”) and the 2007 Employee Stock Purchase Plan (“2007 ESPP” and collectively the “ESPP”) totaled $84.5 million for 2007, compared to $60.7 million for 2006. The recognized tax benefit was $26.9 million and $18.0 million for 2007 and 2006, respectively. Compensation expense related to restricted stock awards totaled

$12.1 million for 2007, compared to $9.2 million for 2006. Compensation costs associated with the Company’s share-based payments are included in selling, general and administrative expenses.

The following table includes the effect on net earnings and earnings per share if stock compensation costs had been determined consistent with the fair value recognition provisions of SFAS No. 123(R) for 2005:

In millions, except per share amounts	2005
Net earnings, as reported	$1,224.7
Add: Stock-based employee compensation expense included in reported net earnings, net of related tax effects(1)	4.8
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	48.6

Pro forma net earnings	$1,180.9

Basic EPS: As reported	$1.49
Pro forma	1.44

Diluted EPS: As reported	$1.45
Pro forma	1.40

(1)	Amounts represent the after-tax compensation costs for restricted stock grants and expense related to the acceleration of vesting of stock options on certain terminated employees.

The 1999 ESPP provides for the purchase of up to 14.8 million shares of common stock. As a result of the 1999 ESPP not having sufficient shares available for the program to continue beyond 2007, the Board of Directors adopted, and shareholders approved, the 2007 ESPP. Under the 2007 ESPP, eligible employees may purchase common stock at the end of each six-month offering period, at a purchase price equal to 85% of the lower of the fair market value on the first day or the last day of the offering period and provides for the purchase of up to 15.0 million shares of common stock. During 2007, 1.9 million shares of common stock were purchased, under the provisions of the 1999 ESPP, at an average price of $25.10 per share. As of December 29, 2007, 14.1 million shares of common stock have been issued under the 1999 ESPP. As of December 29, 2007, no common stock had been issued under the 2007 ESPP.

The fair value of stock compensation expense associated with the Company’s ESPP is estimated on the date of grant (i.e., the beginning of the offering period) using the Black-Scholes Option Pricing Model and is recorded as a liability, which is adjusted to reflect the fair value of the award at the end of each reporting period until settlement date.

Following is a summary of the assumptions used to value the ESPP awards for each of the respective periods:

	2007	2006	2005
Dividend yield(1)	0.33%	0.26%	0.26%
Expected volatility(2)	21.72%	26.00%	16.40%
Risk-free interest rate(3)	5.01%	5.08%	3.35%
Expected life (in years)(4)	0.5	0.5	0.5

(1)	The dividend yield is calculated based on semi-annual dividends paid and the fair market value of the Company’s stock at the period end date.

(2)	The expected volatility is based on the historical volatility of the Company’s daily stock market prices over the previous six month period.

(3)	The risk-free interest rate is based on the Treasury constant maturity interest rate whose term is consistent with the expected term of ESPP options (i.e., 6 months).

(4)	The expected life is based on the semi-annual purchase period.

The Company’s 1997 Incentive Compensation Plan (the “ICP”) provides for the granting of up to 152.8 million shares of common stock in the form of stock options and other awards to selected officers, employees and directors of the Company. The ICP allows for up to 7.2 million restricted shares to be issued. The Company’s restricted awards are considered nonvested share awards as defined under SFAS 123(R). The restricted awards require no payment from the employee. Compensation cost is recorded based on the market price on the grant date and is recognized on a straight-line basis over the requisite service period.

The Company granted 5,000 and 427,000 shares of restricted stock with a weighted average per share grant date fair value of $28.71 and $24.80, in 2006 and 2005, respectively. In addition, the Company granted 1,129,000, 673,000 and 812,000 restricted stock units with a weighted average fair value of $33.75, $29.40 and $26.02 in 2007, 2006 and 2005 respectively. Compensation costs for restricted shares and units totaled $12.1 million in 2007, $9.2 million in 2006 and $5.9 million in 2005.

In 2007, the Board of Directors adopted and shareholders approved the 2007 Incentive Plan. The terms of the 2007 Incentive Plan provide for grants of annual incentive and long-term performance awards that may be settled in cash or other property to executive officers and other officers and employees of the Company or any subsidiary of the Company. No awards were granted from the 2007 Incentive Plan during 2007.

Following is a summary of the restricted share award activity under the ICP as of December 29, 2007:

	2007		2006
Shares in thousands	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested at beginning of year	306	$22.08	501	$20.80
Granted	—	—	5	28.71
Vested	(129)	32.75	(197)	18.94
Forfeited	(16)	22.00	(3)	24.71

Nonvested at end of year	161	$22.40	306	$22.08

Following is a summary of the restricted unit award activity under the ICP as of December 29, 2007:

	2007		2006
Units in thousands	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value
Nonvested at beginning of year	2,009	$25.22	1,377	$23.10
Granted	1,129	33.75	673	29.40
Vested	(198)	34.99	(16)	33.80
Forfeited	(25)	23.24	(25)	25.22

Nonvested at end of year	2,915	$28.23	2,009	$25.22

All grants under the ICP are awarded at fair market value on the date of grant. The fair value of stock options is estimated using the Black-Scholes Option Pricing Model and compensation expense is recognized on a straight-line basis over the requisite service period. Options granted prior to 2004 generally become exercisable over a four-year period from the grant date and expire ten years after the date of grant. Options granted during and subsequent to fiscal 2004 generally become exercisable over a three-year period from the grant date and expire seven years after the date of grant. As of December 29, 2007, there were 73.4 million shares available for future grants under the ICP.

SFAS No. 123(R) requires that the benefit of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under prior guidance. Excess tax benefits of $97.8 million and $42.6 million were included in financing activities in the accompanying consolidated statement of cash flow during 2007 and 2006, respectively. Cash received from stock options exercised, which includes the ESPP, totaled $552.4 million and $187.6 million during 2007 and 2006, respectively. The total intrinsic value of options exercised during 2007 was $642.3 million, compared to $117.8 million and $117.5 million in 2006 and 2005, respectively. The fair value of options exercised during 2007 was $1.2 billion, compared to $257.1 million and $263.3 million during 2006 and 2005, respectively.

The fair value of each stock option is estimated using the Black-Scholes Option Pricing Model based on the following assumptions at the time of grant:

	2007	2006	2005
Dividend yield (1)	0.69%	0.50%	0.56%
Expected volatility (2)	23.84%	24.58%	34.00%
Risk-free interest rate (3)	4.49%	4.7%	4.3%
Expected life (in years)(4)	5.12	4.2	5.7

Weighted-average grant date fair value	$8.29	$8.46	$8.46

(1)	The dividend yield is based on annual dividends paid and the fair market value of the Company’s stock at the period end date.

(2)	The expected volatility is estimated using the Company’s historical volatility over a period equal to the expected life of each option grant after adjustments for infrequent events such as stock splits.

(3)	The risk-free interest rate is selected based on yields from U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the options being valued.

(4)	The expected life represents the number of years the options are expected to be outstanding from grant date based on historical option holder exercise experience.

As of December 29, 2007, unrecognized compensation expense related to unvested options totaled $126.0 million, which the Company expects to be recognized over a weighted-average period of 1.8 years. After considering anticipated forfeitures, the Company expects approximately 18.7 million of the unvested options to vest over the requisite service period.

Following is a summary of the Company’s stock option activity as of December 29, 2007:

Shares in thousands	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 30, 2006	41,617	$21.35	—	—
Granted	12,958	34.66	—	—
Issued in Caremark Merger	36,838	16.44	—	—
Exercised	(29,868)	16.47	—	—
Forfeited	(1,165)	30.49	—	—
Expired	(358)	18.39	—	—

Outstanding at December 29, 2007	60,022	$23.47	5.00	$992,215,995

Exercisable at December 29, 2007	40,492	$19.23	4.61	$840,981,532

11	Commitments & Contingencies

Between 1991 and 1997, the Company sold or spun off a number of subsidiaries, including Bob’s Stores, Linens ‘n Things, Marshalls, Kay-Bee Toys, Wilsons, This End Up and Footstar. In many cases, when a former subsidiary leased a store, the Company provided a guarantee of the store’s lease obligations. When the subsidiaries were disposed of, the Company’s guarantees remained in place, although each initial purchaser has indemnified the Company for any lease obligations the Company was required to satisfy. If any of the purchasers or any of the former subsidiaries were to become insolvent and failed to make the required payments under a store lease, the Company could be required to satisfy these obligations. As of December 29, 2007, the Company guaranteed approximately 220 such store leases, with the maximum remaining lease term extending through 2022. Assuming that each respective purchaser became insolvent and the Company was required to assume all of these lease obligations, management estimates that the Company could settle the obligations for approximately $325 to $375 million as of December 29, 2007.

Management believes the ultimate disposition of any of the guarantees will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or future cash flows.

In 2006, a number of shareholder derivative lawsuits have been filed in the Tennessee state court and the Tennessee federal court against Caremark and various officers and directors of Caremark seeking, among other things, a declaration that the directors breached their fiduciary duties, imposition of a constructive trust upon any illegal profits received by the defendants and punitive and other damages. The cases brought in the Tennessee federal court were consolidated into one action in August 2006, and the consolidated action was voluntarily dismissed without prejudice by the plaintiffs in March 2007. The cases brought in the Tennessee state court were also consolidated into one action, and the plaintiffs amended their complaint to add CVS and its directors as defendants and to allege class action claims. A stipulation of settlement was entered into by the parties on July 5, 2007, which provided, among other things, that (i) the plaintiffs will dismiss the case and release the defendants from claims asserted in the action, (ii) a temporary restraining order issued by the court in March 2007 will be vacated, (iii) defendants will agree to maintain for at least four years a number of corporate governance provisions relating to the granting, exercise and disclosure of stock option awards and (iv) the defendants will not oppose plaintiffs’ petition for an award of attorneys’ fees and expenses not to exceed $7.5 million. As part of the settlement, the defendants specifically denied any liability or wrongdoing with respect to all claims alleged in the litigation, including claims relating to stock option backdating, and acknowledged that they entered into the settlement solely to avoid the distraction, burden and expense of the pending litigation. The settlement was orally approved by the court, but it remains subject to final court approval. The settlement is also subject to a pending application for extraordinary appeal filed by plaintiffs’ counsel relating to the court’s prior rulings concerning the settlement and the award of attorney’s fees and expenses.

Caremark’s subsidiary Caremark, Inc. (now known as Caremark, L.L.C.) is a defendant in a qui tam lawsuit initially filed by a relator on behalf of various state and federal government agencies in Texas federal court in 1999. The case was unsealed in May 2005. The case seeks money damages and alleges that Caremark’s processing of Medicaid and certain other government claims on behalf of its clients violates applicable federal or state false claims acts and fraud statutes. The U.S. Department of Justice and the States of Texas, Tennessee, Florida, Arkansas, Louisiana and California intervened in the lawsuit, but Tennessee and Florida withdrew from the lawsuit in August 2006 and May 2007, respectively. A phased approach to discovery is ongoing. The parties have filed cross motions for partial summary judgment, argued those motions before the court and final rulings are pending.

In December 2007, the Company received a document subpoena from the Office of Inspector General within the United States Department of Health and Human Services requesting certain information relating to the processing of Medicaid claims and claims of certain other government programs on an adjudication platform of AdvancePCS (now known as CaremarkPCS, L.L.C.). The Company will cooperate with these requests for information and cannot predict the timing, outcome, or consequence of the review of such information.

Caremark’s subsidiary Caremark Inc. (now known as Caremark, L.L.C.) has been named in a putative class action lawsuit filed in July 2004, in Tennessee federal court by an individual named Robert Moeckel, purportedly on behalf of the John Morrell Employee Benefits Plan, which is an employee benefit plan sponsored by a former Caremark client. The lawsuit, which seeks unspecified damages and injunctive relief, alleges that Caremark acts as a fiduciary under ERISA and has breached certain alleged fiduciary duties under ERISA. In November 2007, the court granted Caremark Inc.’s motion for partial summary judgment finding that it is not an ERISA fiduciary under the applicable PBM agreements and that the plaintiff may not sustain claims for breach of fiduciary duty.

In 2004, Caremark received Civil Investigative Demands or similar requests for information relating to certain PBM business practices of its Caremark Inc. (now known as Caremark, L.L.C.) and AdvancePCS, (now known as CaremarkPCS, L.L.C.) subsidiaries under state consumer protection statutes from 28 states plus the District of Columbia. On February 14, 2008, Caremark entered into a settlement concluding this investigation. Caremark agreed to pay $12 million in settlement on behalf of AdvancePCS, $10 million in settlement on behalf of Caremark Inc., $16.5 million in state investigative costs and up to $2.5 million to reimburse certain medical tests. In addition, Caremark entered into a consent order requiring it to maintain certain PBM business practices. Caremark has expressly denied all wrongdoing and entered into the settlement to avoid the uncertainty and expense of the investigation.

Caremark was named in a putative class action lawsuit filed on October 22, 2003 in Alabama state court by John Lauriello, purportedly on behalf of participants in the 1999 settlement of various securities class action and derivative lawsuits against Caremark and others. Other defendants include insurance companies that provided coverage to Caremark with respect to the settled lawsuits. The Lauriello lawsuit seeks approximately $3.2 billion in compensatory damages plus other non-specified damages based on allegations that the amount of insurance coverage available for the settled lawsuits was misrepresented and suppressed. A similar lawsuit was filed on November 5, 2003, by Frank McArthur, also in Alabama state court, naming as defendants Caremark, several insurance companies, attorneys and law firms involved in the 1999 settlement. This lawsuit was subsequently stayed by the court as a later-filed class action.

In 2005, the trial court in the Lauriello case issued an order allowing the Lauriello case to proceed on behalf of the settlement class in the 1999 securities class action. McArthur then sought to intervene in the Lauriello case and to challenge the adequacy of Lauriello as class representative and his lawyers as class counsel. The trial court denied McArthur’s motion to intervene, but the Alabama Supreme Court subsequently ordered the lower court to vacate its prior order on class certification and allow McArthur to intervene. Caremark and other defendants filed motions to dismiss the complaint in intervention filed by McArthur. In November 2007, the trial court dismissed the attorneys and law firms named as defendants in the McArthur complaint in intervention and denied the motions to dismiss that complaint filed by Caremark and the insurance company defendants. In January 2008, Lauriello filed a motion to dismiss McArthur’s complaint in intervention, appealed the court’s dismissal of the attorney and law firm defendants and filed a motion to stay proceedings pending his appeal.

Various lawsuits have been filed alleging that Caremark and its subsidiaries Caremark Inc. (now known as Caremark, L.L.C.) and AdvancePCS (now known as CaremarkPCS, L.L.C.) have violated applicable antitrust laws in establishing and maintaining retail pharmacy networks for client health plans. In August 2003, Bellevue Drug Co., Robert Schreiber, Inc. d/b/a Burns Pharmacy and Rehn-Huerbinger Drug Co. d/b/a Parkway Drugs #4, together with Pharmacy Freedom Fund and the National Community Pharmacists Association filed a putative class action against AdvancePCS in Pennsylvania federal court, seeking treble damages and injunctive relief. The claims were initially sent to arbitration based on contract terms between the pharmacies and AdvancePCS.

In October 2003, two independent pharmacies, North Jackson Pharmacy, Inc. and C&C, Inc. d/b/a Big C Discount Drugs, Inc. filed a putative class action complaint in Alabama federal court against Caremark, Caremark Inc. AdvancePCS and two PBM competitors, seeking treble damages and injunctive relief. The case against Caremark and Caremark Inc. was transferred to Illinois federal court, and the AdvancePCS case was sent to arbitration based on contract terms between the pharmacies and AdvancePCS. The arbitration was then stayed by the parties pending developments in Caremark’s court case.

In August 2006, the Bellevue case and the North Jackson Pharmacy case were transferred to Pennsylvania federal court by the Judicial Panel on Multidistrict Litigation for coordinated and consolidated proceedings with other cases before the panel, including cases against other PBMs. Caremark has appealed a decision which vacated the order compelling arbitration and staying the proceedings in the Bellevue case to the Third Circuit Court of Appeals. Motions for class certification in the coordinated cases within the multidistrict litigation, including the North Jackson Pharmacy case, remain pending. The consolidated action is now known as the In Re Pharmacy Benefit Managers Antitrust Litigation.

Caremark and its subsidiaries Caremark Inc. (now known as Caremark, L.L.C.) and AdvancePCS (now known as CaremarkPCS, L.L.C.) have been named in a putative class action lawsuit filed in California state court by an individual named Robert Irwin, purportedly on behalf of California members of non-ERISA health plans and/or all California taxpayers. The lawsuit, which also names other PBMs as defendants, alleges violations of California’s unfair competition laws and challenges alleged business practices of PBMs, including practices relating to pricing, rebates, formulary management, data utilization and accounting and administrative processes. Discovery in the case is ongoing.

The Rhode Island Attorney General’s Office, the Rhode Island Ethics Commission, and the United States Attorney’s Office for the District of Rhode Island have been investigating the business relationships between certain former members of the Rhode Island General Assembly and various Rhode Island companies, including Roger Williams Medical Center, Blue Cross & Blue Shield of Rhode Island and CVS. In connection with the investigation of these business relationships, a former state senator was criminally charged in 2005 by federal and state authorities and has pled guilty to those charges, and a former state representative was criminally charged in October 2007 by federal authorities and pled guilty to those charges. In January 2007, two CVS employees on administrative leave from the Company were indicted on federal charges relating to their involvement in entering into a $12,000 per year consulting agreement with the former state senator eight years ago. The indictment alleges that the two CVS employees concealed the true nature of the Company’s relationship with the former state senator from other Company officials and others. CVS will continue to cooperate fully in this investigation, the timing and outcome of which cannot be predicted with certainty at this time.

The Company has been named in a putative class action lawsuit filed in California state court by Gabe Tong, purportedly on behalf of current and former pharmacists working in the Company’s California stores. The lawsuit alleges that CVS failed to provide pharmacists in the purported class with meal and rest periods or to pay overtime as required under California law. In October 2007, the Company reached a conditional agreement, subject to the approval by the court, to resolve this matter. In addition, the Company is party to other employment litigation arising in the normal course of its business. The Company cannot predict the outcome of any of these employment litigation matters at this time, however, none of these matters are expected to be material to the company.

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

The Company is also a party to other litigation arising in the normal course of its business, none of which is expected to be material to the Company. The Company can give no assurance, however, that our operating results and financial condition will not be materially adversely affected, or that we will not be required to materially change our business practices, based on: (i) future enactment of new healthcare or other laws or regulations; (ii) the interpretation or application of existing laws or regulations, as they may relate to our business or the pharmacy services industry; (iii) pending or future federal or state governmental investigations of our business or the pharmacy services industry; (iv) institution of government enforcement actions against us; (v) adverse developments in any pending qui tam lawsuit against us, whether sealed or unsealed, or in any future qui tam lawsuit that may be filed against us; or (vi) adverse developments in other pending or future legal proceedings against us or affecting the pharmacy services industry.

12	Income Taxes

The income tax provision consisted of the following for the respective years:

In millions		2007	2006	2005
Current:	Federal	$1,250.8	$676.6	$632.8
	State	241.3	127.3	31.7

		1,492.1	803.9	664.5

Deferred:	Federal	206.0	47.6	17.9
	State	23.6	5.4	1.9

		229.6	53.0	19.8

Total		$1,721.7	$856.9	$684.3

Following is a reconciliation of the statutory income tax rate to the Company’s effective tax rate for the respective years:
		2007	2006	2005
Statutory income tax rate		35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit		4.2	3.9	3.9
Other		0.3	0.1	(0.3)

Federal and net State reserve release		—	(0.5)	(2.8)

Effective tax rate		39.5%	38.5%	35.8%

Following is a summary of the significant components of the Company’s deferred tax assets and liabilities as of the respective balance sheet dates:

In millions	Dec. 29, 2007	Dec. 30, 2006
Deferred tax assets:
Lease and rents	$276.2	$265.8
Inventory	56.7	74.3
Employee benefits	186.0	82.4
Accumulated other comprehensive items	34.7	41.8
Allowance for bad debt	74.6	36.6
Retirement benefits	6.2	4.0
Other	170.9	68.5
NOL	26.9	26.3

Total deferred tax assets	832.2	599.7

Deferred tax liabilities:
Depreciation and Amortization	(3,928.9)	(234.6)

Total deferred tax liabilities	(3,928.9)	(234.6)

Net deferred tax (liability)/assets	$(3,096.7)	$365.1

The Company believes it is more likely than not the deferred tax assets included in the above table will be realized during future periods.

During the fourth quarters of 2006 and 2005 an assessment of tax reserves resulted in the Company recording reductions of previously recorded tax reserves through the income tax provision of $11.0 million and $52.6 million, respectively.

The Company adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-an interpretation of FASB Statement No. 109” (“FIN 48”), at the beginning of fiscal year 2007. As a result of the implementation, the Company reduced its reserves for uncertain income tax positions by approximately $4.0 million, which was accounted for as an increase to the December 31, 2006 balance of retained earnings. The income tax reserve increased during 2007 primarily due to the Caremark Merger.

The following is a summary of our income tax reserve:

In millions	2007
Beginning Balance	$43.2
Additions based on tax positions related to the current year	207.5
Additions based on tax positions of prior years	4.5
Reductions for tax positions of prior years	(6.7)
Expiration of statute of limitations	(2.0)
Settlements	(13.1)

Ending Balance	$233.4

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of multiple state and local jurisdictions. Substantially all material income tax matters have been concluded for fiscal years through 1992.

On March 30, 2007, the Internal Revenue Service (the “IRS”) completed an examination of the consolidated U.S. income tax returns for AdvancePCS and its subsidiaries for the tax years ended March 31, 2002, March 31, 2003 and March 24, 2004, the date on which Caremark acquired AdvancePCS. In July 2007, the IRS completed an examination of the Company’s consolidated U.S. income tax returns for fiscal years 2004 and 2005.

During 2007, the IRS commenced an examination of the consolidated U.S. income tax return of the Company for fiscal year 2007 pursuant to the Compliance Assurance Process (“CAP”) program. The CAP program is a voluntary program under which taxpayers seek to resolve all or most issues with the IRS prior to the filing of their U.S. income tax returns in lieu of being audited in the traditional manner.

In addition to the CAP examination, the IRS is examining the Company’s consolidated U.S. income tax return for fiscal year 2006 and the consolidated U.S. income tax returns of Caremark for fiscal years 2004 and 2005, which benefit from net operating loss carry-forwards going back to 1993. The Company and its subsidiaries are also currently under examination by various state and local jurisdictions. As of December 29, 2007, no examination has resulted in any proposed adjustments that would result in a material change to the Company’s results of operations, financial condition, or liquidity.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. During the fiscal year ended December 29, 2007, the Company recognized interest of approximately $17.8 million. The Company had approximately $44.3 million accrued for interest and penalties as of December 29, 2007.

There are no material reserves established at December 29, 2007 for income tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. If present, such items would impact deferred tax accounting, not the annual effective income tax rate, and would accelerate the payment of cash to the taxing authority to an earlier period.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate is approximately $26.9 million, after considering the federal benefit of state income taxes.

We are currently unable to estimate if there will be any significant changes in the amount of unrecognized tax benefits over the next twelve months. Pursuant to SFAS No. 141, “Business Combinations,” and EITF No. 93-7, “Uncertainties Related to Income Taxes in a Purchase Business Combination” (“EITF 93-7”), any income tax adjustments made in the Company’s 2008 financial statements that are related to pre-acquisition tax periods will result in modifications to the assets acquired and liabilities assumed in the applicable business combination.

13	Business Segments

The Company currently operates two business segments: Retail Pharmacy and Pharmacy Services. The operating segments are businesses of the Company for which separate financial information is available and for which operating results are evaluated on a regular basis by executive management in deciding how to allocate resources and in assessing performance. The Company’s business segments offer different products and services and require distinct technology and marketing strategies.

As of December 29, 2007, the Retail Pharmacy Segment included 6,245 retail drugstores, the Company’s online retail website, CVS.com® and its retail healthcare clinics. The retail drugstores are located in 40 states and the District of Columbia and operate under the CVS® or CVS/pharmacy® name. The retail healthcare clinics utilize nationally recognized medical protocols to diagnose and treat minor health conditions and are staffed by board-certified nurse practitioners and physician assistants. The retail healthcare clinics operate under the MinuteClinic® name and include 462 clinics located in 25 states, 437 of which are located within the Company’s retail drugstores.

The Pharmacy Services Segment provides a full range of pharmacy benefit management services to employers, managed care providers and other organizations. These services include mail order pharmacy services, specialty pharmacy services, plan design and administration, formulary management and claims processing, as well as providing insurance and reinsurance services in conjunction with prescription drug benefit plans. The specialty pharmacy business focuses on supporting individuals that require complex and expensive drug therapies. Currently, the Pharmacy Services segment operates under the Caremark Pharmacy Services®, PharmaCare Management Services® and PharmaCare Pharmacy® names.

As of December 29, 2007, the Pharmacy Services Segment included 56 retail specialty drugstores, 20 specialty mail order pharmacies and 9 mail service pharmacies located in 26 states and the District of Columbia.

The Company evaluates segment performance based on net revenues, gross profit and operating profit before the effect of certain intersegment activities and charges. The accounting policies of the segments are substantially the same as those described in Note 1.

Following is a reconciliation of the Company’s business segments to the consolidated financial statements:

In millions	Retail Pharmacy Segment	Pharmacy Services Segment (1)	Intersegment Eliminations (2)	Consolidated Totals
2007:
Net revenues	$45,086.5	$34,938.4	$(3,695.4)	$76,329.5
Gross profit	13,110.6	2,997.1		16,107.7
Operating profit	2,691.3	2,102.0		4,793.3
Depreciation and amortization	805.3	289.3		1,094.6
Total assets	19,962.6	35,015.1	(255.8)	54,721.9
Goodwill	2,585.7	21,336.6		23,922.3
Additions to property and equipment	1,711.2	94.1		1,805.3

2006:
Net revenues	$40,285.6	$3,691.3	$(155.5)	$43,821.4
Gross profit	11,283.4	458.8		11,742.2
Operating profit	2,123.5	318.1		2,441.6
Depreciation and amortization	691.9	41.4		733.3
Total assets	19,038.8	1,603.4	(68.1)	20,574.1
Goodwill	2,572.4	622.8		3,195.2
Additions to property and equipment	1,750.5	18.4		1,768.9

2005:
Net revenues	$34,094.6	$2,956.7	$(44.6)	$37,006.7
Gross profit	9,349.1	345.5		9,694.6
Operating profit	1,797.1	222.4		2,019.5
Depreciation and amortization	548.5	40.6		589.1
Total assets	13,878.5	1,368.1		15,246.6
Goodwill	1,152.4	637.5		1,789.9
Additions to property and equipment	1,471.3	24.1		1,495.4

(1)	Net Revenues of the Pharmacy Services Segment include approximately $4,618.2 million of Retail Co-payments in 2007.

(2)	Intersegment eliminations relate to intersegment revenues and accounts receivable that occur when a Pharmacy Services Segment customer uses a Retail Pharmacy Segment store to purchase covered products. When this occurs, both segments record the revenue on a stand-alone basis.

14	Reconciliation of Earnings Per Common Share

Following is a reconciliation of basic and diluted earnings per common share for the respective years:

In millions, except per share amounts	2007	2006	2005
Numerator for earnings per common share calculation:
Net earnings	$2,637.0	$1,368.9	$1,224.7
Preference dividends, net of income tax benefit	(14.2)	(13.9)	(14.1)

Net earnings available to common shareholders, basic	$2,622.8	$1,355.0	$1,210.6

Net earnings	$2,637.0	$1,368.9	$1,224.7
Dilutive earnings adjustment	(3.6)	(4.2)	(4.4)

Net earnings available to common shareholders, diluted	$2,633.4	$1,364.7	$1,220.3

Denominator for earnings per common share calculation:
Weighted average common shares, basic	1,328.2	820.6	811.4
Preference stock	18.0	18.8	19.5
Stock options	22.3	11.5	9.9
Restricted stock units	3.3	2.3	0.8

Weighted average common shares, diluted	1,371.8	853.2	841.6

Basic earnings per common share:
Net earnings	$1.97	$1.65	$1.49

Diluted earnings per common share:
Net earnings	$1.92	$1.60	$1.45

15	Quarterly Financial Information (Unaudited)

In millions, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2007:
Net revenues	$13,188.6	$20,703.3	$20,495.2	$21,942.4	$76,329.5
Gross profit	3,303.2	4,158.5	4,195.2	4,450.8	16,107.7
Operating profit	736.5	1,309.8	1,271.1	1,475.9	4,793.3
Net earnings	408.9	723.6	689.5	815.0	2,637.0

Net earnings per common share, basic(1)	0.45	0.48	0.47	0.56	1.97
Net earnings per common share, diluted(1)	0.43	0.47	0.45	0.55	1.92

Dividends per common share	0.04875	0.06000	0.06000	0.06000	0.22875

Stock price: (New York Stock Exchange)
High	34.93	39.44	39.85	42.60	42.60
Low	30.45	34.14	34.80	36.43	30.45

Registered shareholders at year-end					16,706

2006:
Net revenues	$9,979.9	$10,564.4	$11,208.8	$12,068.3	$43,821.4
Gross profit	2,594.8	2,794.7	3,035.6	3,317.1	11,742.2
Operating profit	560.5	595.0	536.8	749.3	2,441.6
Net earnings(1)	329.6	337.9	284.2	417.2	1,368.9

Net earnings per common share, basic	0.40	0.41	0.34	0.50	1.65
Net earnings per common share, diluted	0.39	0.40	0.33	0.49	1.60

Dividends per common share	0.03875	0.03875	0.03875	0.03875	0.15500

Stock price: (New York Stock Exchange)
High	30.98	31.89	36.14	32.26	36.14
Low	26.06	27.51	29.85	27.09	26.06

(1)	Net earnings and net earnings per common share for the fourth quarter and fiscal year 2006 include the $24.7 million after-tax effect of adopting SAB No. 108.

Five-Year Financial Summary

In millions, except per share amounts	2007 (52 weeks)(1)	2006 (52 weeks)	2005 (52 weeks)	2004 (52 weeks)	2003 (53 weeks)
Statement of operations data:
Net revenues	$76,329.5	$43,821.4	$37,006.7	$30,594.6	$26,588.2
Gross profit	16,107.7	11,742.2	9,694.6	7,915.9	6,803.0
Operating expenses(2)(3)	11,314.4	9,300.6	7,675.1	6,461.2	5,379.4

Operating profit(4)	4,793.3	2,441.6	2,019.5	1,454.7	1,423.6

Interest expense, net	434.6	215.8	110.5	58.3	48.1
Income tax provision(5)	1,721.7	856.9	684.3	477.6	528.2

Net earnings(6)	$2,637.0	$1,368.9	$1,224.7	$918.8	$847.3

Per common share data:
Net earnings:(6)
Basic	$1.97	$1.65	$1.49	$1.13	$1.06
Diluted	1.92	1.60	1.45	1.10	1.03
Cash dividends per common share	0.22875	0.15500	0.14500	0.13250	0.11500

Balance sheet and other data:
Total assets	$54,721.9	$20,574.1	$15,246.6	$14,513.3	$10,543.1
Long-term debt (less current portion)	$8,349.7	$2,870.4	$1,594.1	$1,925.9	$753.1
Total shareholders’ equity	$31,321.9	$9,917.6	$8,331.2	$6,987.2	$6,021.8
Number of stores (at end of period)	6,301	6,205	5,474	5,378	4,182

(1)	Effective March 22, 2007, pursuant to the Agreement and Plan of Merger dated as of November 1, 2006, as amended (the “Merger Agreement”), Caremark Rx, Inc. (“Caremark”) was merged with and into a newly formed subsidiary of CVS Corporation, with the CVS subsidiary, Caremark Rx, L.L.C., continuing as the surviving entity (the “Caremark Merger”). Following the Caremark Merger, the name of the Company was changed to “CVS Caremark Corporation.” By virtue of the Caremark Merger, each issued and outstanding share of Caremark common stock, par value $0.001 per share, was converted into the right to receive 1.67 shares of CVS Caremark’s common stock, par value $0.01 per share. Cash was paid in lieu of fractional shares.

(2)	In 2006, the Company adopted the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements.” The adoption of this statement resulted in a $40.2 million pre-tax ($24.7 million after-tax) decrease in operating expenses for 2006.

(3)	In 2004, the Company conformed its accounting for operating leases and leasehold improvements to the views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission to the American Institute of Certified Public Accountants on February 7, 2005. As a result, the Company recorded a non-cash pre-tax adjustment of $65.9 million ($40.5 million after-tax) to operating expenses, which represents the cumulative effect of the adjustment for a period of approximately 20 years. Since the effect of this non-cash adjustment was not material to 2004, or any previously reported fiscal year, the cumulative effect was recorded in the fourth quarter of 2004.

(4)	Operating profit includes the pre-tax effect of the charge discussed in Note (2) and Note (3) above.

(5)	Income tax provision includes the effect of the following: (i) in 2006, a $11.0 million reversal of previously recorded tax reserves through the tax provision principally based on resolving certain state tax matters, (ii) in 2005, a $52.6 million reversal of previously recorded tax reserves through the tax provision principally based on resolving certain state tax matters, and (iii) in 2004, a $60.0 million reversal of previously recorded tax reserves through the tax provision principally based on finalizing certain tax return years and on a 2004 court decision relevant to the industry.

(6)	Net earnings and net earnings per common share include the after-tax effect of the charges and gains discussed in Notes (2), (3), (4), and (5) above.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CVS Caremark Corporation

We have audited the accompanying consolidated balance sheet of CVS Caremark Corporation as of December 29, 2007, and the related consolidated statements of operations, shareholders’ equity and cash flows for the fifty-two week period ended December 29, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CVS Caremark Corporation at December 29, 2007, and the consolidated results of its operations and its cash flows for the fifty-two week period ended December 29, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective December 31, 2006, CVS Caremark Corporation adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes- an interpretation of FASB Statement No.109.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CVS Caremark Corporation’s internal control over financial reporting as of December 29, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts February 25, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CVS Caremark Corporation:

We have audited the accompanying consolidated balance sheet of CVS Caremark Corporation and subsidiaries (formerly CVS Corporation) as of December 30, 2006 and the related consolidated statements of operations, shareholders’ equity and cash flows for the fifty-two week periods ended December 30, 2006 and December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CVS Caremark Corporation and subsidiaries as of December 30, 2006 and the results of their operations and their cash flows for the fifty-two week periods ended December 30, 2006 and December 31, 2005, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, CVS Caremark Corporation adopted the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” effective January 1, 2006.

/s/ KPMG LLP
KPMG LLP
Providence, Rhode Island February 27, 2007