Form 10-K, Exhibit 13
period 2008-12-31
CVS CAREMARK CORP
filed 2009-02-27
CIK 64803

Exhibit 13

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and Cautionary Statement Concerning Forward-Looking Statements that are included in this Annual Report.

Overview of Our Business

CVS Caremark Corporation (the “Company”) is the largest provider of prescriptions in the United States. We fill or manage more than one billion prescriptions annually. As a fully integrated pharmacy services company, we believe we can drive value for our customers by effectively managing pharmaceutical costs and improving health care outcomes through our pharmacy benefit management, mail order and specialty pharmacy division, Caremark Pharmacy Services®; our more than 6,900 CVS/pharmacy® and Longs Drug® retail stores; our retail-based health clinic subsidiary, MinuteClinic®; and our online pharmacy, CVS.com®.

We strive to improve clinical outcomes to help employers and health plans control their health care costs. In that regard, we offer disease management, health assessment and wellness services to help plan participants manage and protect against potential health risks and avoid future health costs.

Today’s health care delivery system is rapidly changing. Health care is becoming more consumer-centric as the U.S. health care system struggles to manage growing costs and employers are shifting more of the responsibility for managing those costs to employees. In addition, the aging population, increasing incidences of chronic diseases and increasing utilization of the Medicare drug benefit are fueling the demand for prescriptions and pharmacy services. Further, cost-effective generic drugs are becoming more widely available and new drug therapies are being introduced to treat unmet health care needs and reduce hospital stays. Consumers require medication management programs and better information to help them get the most out of their health care dollars. As a fully integrated pharmacy services company, we believe we are well positioned to provide solutions to address these trends and improve the pharmacy services experience for consumers.

Our business includes two operating segments: Pharmacy Services and Retail Pharmacy.

The Caremark Merger

Effective March 22, 2007, we closed our merger with Caremark Rx., Inc. (the “Caremark Merger”). Following the Caremark Merger we changed our name to CVS Caremark Corporation and Caremark Rx, Inc. became a wholly-owned subsidiary, Caremark Rx, L.L.C. (“Caremark”). The Caremark Merger has positioned our Company to deliver significant benefits to (i) health plan sponsors through effective cost management solutions and innovative programs and (ii) consumers through expanded choice, improved access and more personalized services.

The Caremark Merger has enabled us to achieve significant synergies from purchasing scale and operating efficiencies. The purchasing synergies include additional purchase discounts (including rebates obtained from pharmaceutical manufacturers) and cost efficiencies obtained from our national network of retail pharmacies. Operating synergies include cost savings resulting from productivity increases and other efficiencies obtained by eliminating duplicate facilities and excess capacity and combining complementary operations.

We believe the Caremark Merger has also created significant incremental revenue opportunities for our Company through a variety of new programs and plan designs that benefit from our client relationships, our integrated information systems and the ability of our more than 25,000 pharmacists, nurse practitioners and physicians assistants to interact personally with the millions of consumers who shop our stores every day. In that regard, during 2008, we introduced Proactive Pharmacy Care™, an earlier, easier, more effective approach to engaging plan participants in behaviors that can help lower costs, improve health, and save lives. Examples of Proactive Pharmacy Care programs include: Maintenance Choice™ (a flexible fulfillment option that affords eligible plan participants the convenient choice of picking up their 90-day supply of maintenance medications at any CVS/pharmacy store or obtaining them through mail order in either case at the cost of mail for both the plan participant and payor); Bridge Supply (which enables eligible plan participants to avoid gaps in care while waiting for their medications to arrive in the mail by obtaining a bridge supply of their prescriptions at any CVS/pharmacy at no additional charge); and a new ExtraCare® Health Card program (which offers discounts to eligible plan participants on certain Flexible Spending Account-eligible over-the-counter health care products sold in any of our CVS/pharmacy stores ). We are also creating new compliance and persistency programs designed to ensure that patients take their medications in the correct manner as well as enhanced disease management programs that are targeted at managing chronic disease states. In addition, we are working with our clients to (i) decrease unnecessary and expensive emergency room visits by encouraging plan participants to use our MinuteClinic locations for everyday common ailments and (ii) create pilot programs that offer convenient, unique services available at MinuteClinic such as injection training for specialty pharmacy patients.

While certain of these programs (like Maintenance Choice, Bridge Supply and the ExtraCare Health Card program) have already been adopted by many CVS Caremark clients, others are still in the formative stage and require additional information system enhancements and/or changes in work processes. Accordingly, over the long-term, there can be no assurance as to the timing or amount of incremental revenues that can be achieved with these kinds of programs.

We believe the breadth of capabilities resulting from the Caremark Merger are resonating with our clients and contributed to our success at renewing existing clients and obtaining a significant number of new clients in the 2008 selling season. Please see Note 2 to the consolidated financial statements for additional information about the Caremark Merger.

Overview of Our Pharmacy Services Segment

Our Pharmacy Services business provides a full range of prescription benefit management (“PBM”) services including mail order pharmacy services, specialty pharmacy services, plan design and administration, formulary management and claims processing. Our customers are primarily employers, insurance companies, unions, government employee groups, managed care organizations and other sponsors of health benefit plans and individuals throughout the United States.

As a pharmacy benefits manager, we manage the dispensing of pharmaceuticals through our mail order pharmacies and national network of approximately 60,000 retail pharmacies (which include our CVS/pharmacy and Longs Drug stores) to eligible participants in the benefit plans maintained by our customers and utilize our information systems to perform, among other things, safety checks, drug interaction screenings and brand to generic substitutions.

Our specialty pharmacies support individuals that require complex and expensive drug therapies. Our specialty pharmacy business includes mail order and retail specialty pharmacies that operate under the Caremark® and CarePlus CVS/pharmacy™ names. Substantially all of our mail service specialty pharmacies have been accredited by The Joint Commission.

We also provide health management programs, which include integrated disease management for 27 conditions, through our Accordant Care™ health management offering. The majority of these integrated programs are accredited by the National Committee for Quality Assurance.

In addition, through our SilverScript Insurance Company (“SilverScript”) and Accendo Insurance Company (“Accendo”) subsidiaries, we are a national provider of drug benefits to eligible beneficiaries under the Federal Government’s Medicare Part D program. The Company acquired Accendo in the Longs Acquisition (defined later in this document), and, effective January 1, 2009, Accendo replaced RxAmerica as the Medicare-approved prescription drug plan for the RxAmerica Medicare Part D drug benefit plans.

Our pharmacy services business generates net revenues primarily by contracting with clients to provide prescription drugs to plan participants. Prescription drugs are dispensed by our mail order pharmacies, specialty pharmacies and national network of retail pharmacies. Net revenues are also generated by providing additional services to clients, including administrative services such as claims processing and formulary management, as well as health care related services such as disease management.

The pharmacy services business operates under the Caremark Pharmacy Services®, Caremark®, CVS CaremarkTM, CarePlus CVS/pharmacyTM , CarePlusTM, RxAmerica® Accordant Care™ and TheraCom® names. As of December 31, 2008, the Pharmacy Services segment operated 58 retail specialty pharmacy stores, 19 specialty mail order pharmacies and 7 mail service pharmacies located in 26 states, Puerto Rico and the District of Columbia.

Overview of Our Retail Pharmacy Segment

Our retail pharmacy business sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, photo finishing, seasonal merchandise, greeting cards and convenience foods through our CVS/pharmacy and Longs Drug retail stores and online through CVS.com.

CVS/pharmacy is the nation’s largest retail pharmacy chain. With more than 45 years of dynamic growth in the retail pharmacy industry, the Retail Pharmacy Segment generates approximately 68% of its revenue from prescription sales and is committed to providing superior customer service by being the easiest pharmacy retailer for customers to use.

CVS/pharmacy fills more than one out of every six retail prescriptions in the United States, and more than one out of every five prescriptions in the markets we serve.

Our retail pharmacy business also provides health care services through our MinuteClinic health care clinics. Our health care clinics utilize nationally recognized medical protocols to diagnose and treat minor health conditions and are staffed by nurse practitioners and physician assistants. We believe our clinics provide quality services that are quick, affordable and convenient.

Our proprietary loyalty card program, ExtraCare®, has well over 50 million active cardholders, making it one of the largest and most successful retail loyalty card programs in the country.

As of December 31, 2008, our retail pharmacy business included 6,923 retail drugstores (of which 6,857 operated a pharmacy) located in 41 states and the District of Columbia operating primarily under the CVS/pharmacy® or Longs Drug® names, our online retail website, CVS.com® and 560 retail health care clinics operating under the MinuteClinic® name (of which 534 were located in CVS/pharmacy stores).

Results of Operations

Fiscal Year Change ~ On December 23, 2008, the Board of Directors of the Company approved a change in the Company’s fiscal year end from the Saturday nearest December 31 of each year to December 31 of each year to better reflect the Company’s position in the health care, rather than retail industry. The fiscal year change was effective beginning with the fourth quarter of fiscal 2008. Prior to Board approval of this change, the Saturday nearest December 31, 2008 would have resulted in a 53-week fiscal year that would have ended January 3, 2009.

As you review our operating performance, please consider the impact of the fiscal year change as set forth below:

Fiscal Year	Fiscal Year-End	Fiscal Period	Fiscal Period Includes
2008	December 31, 2008	December 30, 2007 - December 31, 2008	368 days

2007	December 29, 2007	December 31, 2006 - December 29, 2007	364 days

2006	December 30, 2006	January 1, 2006 - December 30, 2006	364 days

Unless otherwise noted, all references to years relate to the above fiscal years.

Summary of our Consolidated Financial Results

	Fiscal Year
In millions, except per common share amounts	2008	2007	2006
Net revenues	$87,471.9	$76,329.5	$43,821.4
Gross profit	18,290.4	16,107.7	11,742.2
Total operating expenses	12,244.2	11,314.4	9,300.6

Operating profit	6,046.2	4,793.3	2,441.6
Interest expense, net	509.5	434.6	215.8

Earnings before income tax provision	5,536.7	4,358.7	2,225.8
Income tax provision	2,192.6	1,721.7	856.9

Earnings from continuing operations	3,344.1	2,637.0	1,368.9

Loss from discontinued operations, net of income tax benefit of $82.4(2)	(132.0)	—	—

Net earnings	$3,212.1	$2,637.0	$1,368.9

Diluted earnings per common share:
Earnings from continuing operations	$2.27	$1.92	$1.60

Loss from discontinued operations	(0.09)	—	—

Net earnings	$2.18	$1.92	$1.60

Net revenues increased $11.1 billion and $32.5 billion during 2008 and 2007, respectively. As you review our performance in this area, we believe you should consider the following important information:

•

During 2008, the Caremark Merger increased net revenues by $6.9 billion (net of intersegment eliminations of $1.0 billion), compared to 2007. 2008 includes a full year of net revenues from Caremark, compared to 2007, which includes net revenues from Caremark from the merger date (March 22, 2007) forward.

•

Effective October 20, 2008, we acquired Longs Drug Stores Corporation, which included 529 retail drug stores (the “Longs Drug Stores”), RxAmerica, LLC (“RxAmerica”), which provides pharmacy benefit management services and Medicare Part D benefits, and other related assets (the “Longs Acquisition”). 2008 includes net revenues from the Longs Drug Stores and RxAmerica from the acquisition date forward. During 2008, the Longs Acquisition increased net revenues by $1.1 billion, compared to 2007.

•	During 2008, the 4 additional days in the 2008 reporting period increased net revenues by $1.1 billion, compared to 2007.

•

During 2007, the Caremark Merger increased net revenues by $26.5 billion (net of intersegment eliminations of $3.3 billion), compared to 2006. As noted previously in this document, 2007 includes net revenues from Caremark from the merger date (March 22, 2007) forward, compared to 2006, which includes no net revenues from Caremark.

•

On June 2, 2006, we acquired 701 standalone drug stores and other related assets from Albertson’s, Inc. (the “Albertson’s Acquisition”). 2007 includes a full year of net revenues from these stores, compared to 2006, which includes net revenues from these stores from the acquisition date forward. During 2007, the Albertson’s Acquisition increased net revenues by $2.2 billion, compared to 2006.

Please see the Segment Analysis later in this document for additional information about our net revenues.

Gross profit increased $2.2 billion and $4.4 billion during 2008 and 2007, respectively. As you review our performance in this area, we believe you should consider the following important information:

•

During 2008, the Caremark Merger increased gross profit by approximately $553 million, compared to 2007. 2008 includes a full year of gross profit from Caremark, compared to 2007, which includes gross profit from Caremark from the merger date (March 22, 2007) forward.

•

During 2008, the Longs Acquisition increased gross profit by approximately $314 million, compared to 2007. 2008 includes gross profit from the Longs Drug Stores and RxAmerica from the acquisition date (October 20, 2008) forward.

•	During 2008, the 4 additional days in the 2008 reporting period increased gross profit by approximately $238 million, compared to 2007.

•	During 2008 and 2007, our gross profit benefited from significant purchasing synergies from the Caremark Merger.

•

In addition, our gross profit continued to benefit from the increased utilization of generic drugs (which normally yield a higher gross profit rate than equivalent brand name drugs) in both the Retail Pharmacy and Pharmacy Services segments.

Please see the Segment Analysis later in this document for additional information about our gross profit.

Operating expenses increased $929.8 million and $2.0 billion during 2008 and 2007, respectively. As you review our performance in this area, we believe you should consider the following important information:

•

During 2008, the Caremark Merger increased total operating expenses by approximately $92 million, compared to 2007. 2008 includes a full year of operating expenses from Caremark, compared to 2007, which includes operating expenses from Caremark from the merger date (March 22, 2007) forward.

•

During 2008, the Longs Acquisition increased total operating expenses by approximately $260 million, compared to 2007. 2008 includes operating expenses from the Longs Drug Stores and RxAmerica from the acquisition date (October 20, 2008) forward.

•	During 2008, the 4 additional days in the 2008 reporting period increased total operating expenses by approximately $146 million, compared to 2007.

•

During 2007, our total operating expenses increased primarily due to the Caremark Merger, which resulted in incremental operating expenses, depreciation and amortization related to the intangible assets acquired and merger-related integration costs.

•

Total operating expenses for 2006 were reduced by $40.2 million due to the adoption of Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in current Year Financial Statements” (“SAB 108”).

Please see the Segment Analysis later in this document for additional information about operating expenses.

Interest expense, net consisted of the following:

In millions	2008	2007	2006
Interest expense	$529.8	$468.3	$231.7
Interest income	(20.3)	(33.7)	(15.9)

Interest expense, net	$509.5	$434.6	$215.8

During 2008, net interest expense increased by $74.9 million, compared to 2007, due to a combination of higher interest rates and an increase in our average debt balance, which resulted primarily from the borrowings used to fund an accelerated share repurchase program and the Longs Acquisition.

During 2007, net interest expense increased by $218.8 million, compared to 2006, due to an increase in our average debt balance, which resulted primarily from the borrowings used to fund the special cash dividend paid to Caremark shareholders and the accelerated share repurchase program that commenced subsequent to the Caremark Merger.

During 2006, net interest expense increased by $105.3 million, compared to 2005, due to a combination of higher interest rates and higher average debt balances, which resulted from the borrowings used to fund the Albertson’s Acquisition.

Income tax provision ~ Our effective income tax rate was 39.6% in 2008, 39.5% in 2007 and 38.5% in 2006.

As you review our results in this area, we believe you should consider the following important information:

•

During 2008 and 2007, our effective income tax rate was negatively impacted by an increase in interest on income tax reserves and higher state income taxes primarily due to the Caremark Merger, which resulted in a change in the distribution of our income between states.

•

During the fourth quarter of 2006, the Company recorded reductions of previously recorded income tax reserves through the income tax provision of $11.0 million. For internal comparisons, we find it useful to assess year-to-year performance by excluding the effect of this reversal from our 2006 results. As such, we consider 39.0% to be our comparable effective income tax rate for 2006.

Earnings from continuing operations increased $707.1 million or 26.8% to $3.3 billion (or $2.27 per diluted share)

in 2008. This compares to $2.6 billion (or $1.92 per diluted share) in 2007 and $1.4 billion (or $1.60 per diluted share) in 2006. For internal comparisons, we find it useful to assess year-to-year performance by excluding the $40.2 million pre-tax ($24.7 million after-tax) impact of the SAB 108 adjustments and the $11.0 million reduction of previously recorded income tax reserves from our 2006 results. As such, we consider $1.3 billion (or $1.56 per diluted share) to be our comparable net earnings in 2006.

Loss from discontinued operations ~ In connection with certain business dispositions completed between 1991 and 1997, the Company continues to guarantee store lease obligations for a number of former subsidiaries, including Linens ‘n Things. On May 2, 2008, Linens Holding Co. and certain affiliates, which operate Linens ‘n Things, filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Pursuant to the court order entered on October 16, 2008, Linens Holding Co. is in the process of liquidating the entire Linens ‘n Things retail chain.

The Company’s loss from discontinued operations includes $132.0 million (or $0.09 per diluted share) of lease-related costs (consisting of $214.4 million of pre-tax lease-related costs, net of an $82.4 million income tax benefit), which the Company believes it will likely be required to satisfy pursuant to its Linens ‘n Things lease guarantees. These amounts, which are expected to change as each lease is resolved, were calculated in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Please see Off-Balance Sheet Arrangements later in this document for additional information about our lease guarantees.

Net earnings increased $575.1 million or 21.8% to $3.2 billion (or $2.18 per diluted share) in 2008. This compares to $2.6 billion (or $1.92 per diluted share) in 2007 and $1.4 billion (or $1.60 per diluted share) in 2006.

Segment Analysis

We evaluate segment performance based on net revenues, gross profit and operating profit before the effect of certain intersegment activities and charges. Following is a reconciliation of the Company’s business segments to the consolidated financial statements:

In millions	Pharmacy Services Segment (1)	Retail Pharmacy Segment	Intersegment Eliminations (2)	Consolidated Totals
2008:
Net revenues	$43,769.2	$48,989.9	$(5,287.2)	$87,471.9
Gross profit	3,550.0	14,740.4		18,290.4
Operating profit	2,562.5	3,483.7		6,046.2

2007:
Net revenues	$34,938.4	$45,086.5	$(3,695.4)	$76,329.5
Gross profit	2,997.1	13,110.6		16,107.7
Operating profit	2,102.0	2,691.3		4,793.3

2006:
Net revenues	$3,691.3	$40,285.6	$(155.5)	$43,821.4
Gross profit	458.8	11,283.4		11,742.2
Operating profit	318.1	2,123.5		2,441.6

(1)	Net revenues of the Pharmacy Services Segment include approximately $6,348.3 million and $4,618.2 million of Retail Co-payments for 2008 and 2007, respectively. Please see Note 1 to the consolidated financial statements additional information about Retail Co-payments.

(2)	Intersegment eliminations relate to intersegment revenues that occur when a Pharmacy Services Segment customer uses a Retail Pharmacy Segment store to purchase covered products. When this occurs, both segments record the revenue on a standalone basis.

Pharmacy Services Segment

The following table summarizes our Pharmacy Services Segment’s performance for the respective periods:

	Fiscal Year Ended
In millions	2008(3)	2007	2006
Net revenues	$43,769.2	$34,938.4	$3,691.3
Gross profit	3,550.0	2,997.1	458.8
Gross profit % of net revenues	8.1%	8.6%	12.4%
Operating expenses	987.5	895.1	140.7
Operating expenses % of net revenues	2.3%	2.6%	3.8%
Operating profit	2,562.5	2,102.0	318.1
Operating profit % of net revenues	5.9%	6.0%	8.6%

Net revenues:
Mail service	$14,901.1	$13,835.5	$2,935.4
Retail network	28,489.3	20,831.3	732.7
Other	378.8	271.6	23.2

Comparable Financial Information(1)
Net revenues	$43,769.2	$43,349.0	$40,514.0
Gross profit	3,550.0	3,557.6	2,848.8
Gross profit % of net revenues	8.1%	8.2%	7.0%
Operating expenses	987.5	1,271.6	982.2
Merger and integration costs(2)	(22.3)	(273.2)	—

Total operating expenses	965.2	998.4	982.2
Operating expenses % of net revenues	2.2%	2.3%	2.4%
Operating profit	2,584.8	2,559.2	1,866.6
Operating profit % of net revenues	5.9%	5.9%	4.6%

Net revenues:
Mail service	$14,901.1	$16,790.7	$15,519.4
Retail network	28,489.3	26,218.9	24,668.3
Other	378.8	339.4	326.3
Pharmacy claims processed:
Total	633.4	607.2	605.9
Mail service	60.9	73.9	73.3
Retail network	572.5	533.3	532.6
Generic dispensing rate:
Total	65.1%	60.1%	55.8%
Mail service	54.4%	48.1%	43.3%
Retail network	66.2%	61.7%	57.4%
Mail order penetration rate	22.9%	28.2%	28.0%

(1)	The Comparable Financial Information above combines the historical Pharmacy Services Segment results of CVS and Caremark assuming the Caremark Merger occurred at the beginning of each period presented. In each period presented, the comparable results include incremental depreciation and amortization expense resulting from the fixed and intangible assets recorded in connection with the Caremark Merger and exclude merger-related expenses and integration costs. The comparable financial information has been provided for illustrative purposes only and does not purport to be indicative of the actual results that would have been achieved by the combined business segment for the periods presented or that will be achieved by the combined business segment in the future.

(2)	Merger and integration costs for 2008 primarily include severance and retention, system integration and facility consolidation costs. Merger and integration costs for 2007 primarily include $80.3 million of stock option expense associated with the accelerated vesting of certain Caremark stock options, which vested upon consummation of the merger due to the change in control provisions of the underlying Caremark stock option plans, $42.9 million of change-in-control payments due upon the consummation of the Caremark Merger, resulting from the change-in-control provisions in certain Caremark employment agreements, and merger-related costs of $150.1 million.

(3)	2008 includes the results of RxAmerica from the acquisition date (October 20, 2008) forward.

During 2008 and 2007, the Pharmacy Services Segment’s results of operations were significantly affected by the Caremark Merger. As such, the primary focus of our Pharmacy Services Segment discussion is based on the comparable financial information presented previously in this document. Prior to the Caremark Merger, our pharmacy services business did not meet the threshold for separate disclosure and the trends for the pharmacy services business, which included our PharmaCare Management Services, L.L.C. (“PharmaCare”) subsidiary, did not differ materially from the trends of the consolidated Company. Consequently, we do not believe that a comparison of the historical financial results provides meaningful information.

Net revenues ~ As you review our Pharmacy Services Segment’s revenue performance, we believe you should consider the following important information:

•

During 2008 and 2007, the Caremark Merger increased net revenues by $7.9 billion and $29.8 billion, compared to 2007 and 2006, respectively. 2008 includes a full year of net revenues from Caremark, compared to 2007, which includes net revenues from Caremark from the merger date (March 22, 2007) forward. 2006 includes no net revenues from Caremark.

•

The Pharmacy Services Segment recognizes revenues for its national retail pharmacy network transactions based on individual contract terms. In accordance with Emerging Issues Task Force Issue (“EITF”) No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent,” Caremark’s contracts are predominantly accounted for using the gross method. Prior to September 2007, PharmaCare’s contracts were accounted for using the net method. Effective September 1, 2007, we converted a number PharmaCare’s retail pharmacy network contracts to the Caremark contract structure, which resulted in those contracts being accounted for using the gross method. As a result, net revenues increased by approximately $1.8 billion and $1.0 billion during 2008 and 2007, compared to 2007 and 2006, respectively. RxAmerica’s contracts are also accounted for using the net method. We expect to convert a number of RxAmerica’s contracts to the Caremark contract structure during 2009. Please see Note 1 to the consolidated financial statements for additional information about the Pharmacy Services Segment’s revenue recognition policies.

•	During 2008, the 4 additional days in the 2008 reporting period increased our total net revenue by approximately $495 million, compared to 2007.

•

During 2008, our comparable mail service claims processed decreased 17.6% to 60.9 million claims, compared to 73.9 million claims in 2007. This decrease was primarily due to the termination of the Federal Employees Health Benefit Plan (“FEP”) mail contract on December 31, 2007. During 2007, our comparable mail service claims increased 0.9% to 73.9 million claims, compared to 73.3 million claims in 2006.

•

During 2008 and 2007, our comparable average revenue per mail service claim increased by 7.8% and 7.2%, compared to 2007 and 2006, respectively. These increases were primarily due to an increase in specialty mail service claims (which have significantly higher average net revenues per claim) and higher drug costs. This was offset, in part, by an increase in the percentage of generic drugs dispensed and changes in client pricing.

•

During 2008 and 2007, our comparable mail service generic dispensing rates increased to 54.4% and 48.1%, compared to 2007 and 2006, respectively. These increases were primarily due to new generic drug introductions and our continued efforts to encourage plan participants to use generic drugs when they are available. In addition, the termination of the FEP mail contract caused our comparable mail service generic dispensing rate to increase by approximately 120 basis points during 2008, compared to 2007.

•

During 2008, our comparable retail network claims processed increased to 572.5 million, compared to 533.3 million and 532.6 million in 2007 and 2006, respectively. These increases were primarily due to the addition of approximately 13.5 million RxAmerica claims (beginning October 20, 2008), growth in our existing business (including our Medicare Part D business), the 4 additional days in the 2008 reporting period and new clients.

•

During 2008, our comparable average revenue per retail network claim processed increased by 1.2%, compared to 2007. This increase was primarily due to the change in the revenue recognition method from net to gross for certain PharmaCare contracts (discussed previously in this document) and higher drug costs, which normally result in higher claim revenues. These factors increased our average revenue per retail network claim by approximately 6.6%. These increases were offset, in part by (i) the inclusion of RxAmerica’s results (beginning October 20, 2008), which decreased our average revenue per retail network claim by 2.1%, (ii) customer pricing, (iii) claims mix and (iv) an increase in the percentage of generic drugs dispensed.

•

During 2007, our comparable average revenue per retail network claim processed increased by 6.2%, compared to 2006. This increase was primarily due to the change in the revenue recognition method from net to gross for certain PharmaCare contracts (discussed previously in this document), one additional contract in the second quarter of 2006 and higher drug costs, which normally result in higher claim revenues. These increases were offset, in part, by an increase in the percentage of generic drugs dispensed.

•

During 2008, our comparable retail network generic dispensing rates increased to 66.2%, compared to 61.7% and 57.4% in 2007 and 2006, respectively. These increases were primarily due to new generic drug introductions and our continued efforts to encourage plan participants to use generic drugs when they are available. We believe our generic dispensing rates will continue to increase in future periods. This increase will be affected by, among other things, the number of new generic drug introductions and our success at encouraging plan participants to utilize generic drugs when they are available.

•

During 2008 and 2007, our net revenues benefited from our participation in the administration of the Medicare Part D drug benefit by providing PBM services to our health plan clients and other clients that have qualified as a Medicare Part D Prescription Drug Plan (a “PDP”). We are also a national provider of drug benefits to eligible beneficiaries under the Medicare Part D program through our subsidiaries, Silverscript and Accendo (which have been approved by CMS as PDPs), and through a joint venture with Universal American Corp. (“UAC”), which sponsored a CMS approved PDP. The Company and UAC dissolved this joint venture at the end of 2008 and have divided the responsibility for providing Medicare Part D services to the affected plan members beginning with the 2009 plan year. In addition, we assist employer, union and other health plan clients that qualify for the retiree drug subsidy under Medicare Part D by collecting eligibility data from and submitting drug cost data to CMS in order for them to obtain the subsidy.

Gross profit includes net revenues less cost of revenues. Cost of revenues includes (i) the cost of pharmaceuticals dispensed, either directly through our mail service and specialty retail pharmacies or indirectly through our national retail pharmacy network, (ii) shipping and handling costs and (iii) the operating costs of our mail service pharmacies, customer service operations and related information technology support. Gross profit as a percentage of revenues was 8.1%, 8.6% and 12.4% in 2008, 2007 and 2006, respectively.

During 2008 and 2007, the Caremark Merger significantly affected our gross profit dollars and gross profit rates. As you review our Pharmacy Services Segment’s performance in this area, we believe you should consider the following important information:

•	Our comparable gross profit as a percentage of total net revenues was 8.1%, 8.2% and 7.0% during 2008, 2007 and 2006, respectively.

•

As discussed previously in this document, we review our national retail network contracts on an individual basis to determine if the related revenues should be accounted for using the gross method or net method under the applicable accounting rules. Under these rules, the majority of Caremark’s national retail network contracts are accounted for using the gross method, which results in higher revenues, higher cost of revenues and lower gross profit rates. The conversion of certain PharmaCare contracts to the Caremark contract structure increased our net revenues, increased our cost of revenues and lowered our gross profit rates. Although this change did not affect our gross profit dollars, it did reduce our gross profit rates by approximately 35 basis points and 20 basis points during 2008 and 2007, respectively.

•

Our comparable gross profit rates were impacted by decreases in our mail penetration rate to 22.9% in 2008, compared to 28.2% and 28.0% in 2007 and 2006, respectively. This and the impact of accounting for certain PharmaCare contracts using the gross method were offset, in part, by increases in revenues from generic drugs, which normally yield a higher gross profit rate than equivalent brand name drugs. Our comparable total generic dispensing rate increased to 65.1% in 2008, compared to 60.1% and 55.8% in 2007 and 2006, respectively.

•	During 2008 and 2007, our comparable gross profit rates benefited from the purchasing synergies resulting from the Caremark Merger.

•

Our gross profit dollars and gross profit rates continued to be impacted by our efforts to (i) retain existing customers, (ii) obtain new business, and (iii) maintain or improve the purchase discounts we received from manufacturers, wholesalers and retail pharmacies. In that regard, during the 2008 selling season, the Company renewed a number of existing clients and obtained new clients at lower rates, which will result in additional gross profit compression in 2009.

Total operating expenses, which include selling, general and administrative expenses (including integration and other merger-related expenses), depreciation and amortization related to selling, general and administrative activities and retail specialty pharmacy store and administrative payroll, employee benefits and occupancy costs decreased to 2.3% of net revenues in 2008, compared to 2.6% and 3.8% in 2007 and 2006, respectively.

As you review our Pharmacy Services Segment’s performance in this area, we believe you should consider the following important information:

•

During 2008 and 2007, the Caremark Merger significantly affected our total operating expenses. Total operating expenses for 2008 include $18.6 million of integration and other related expenses and $209.1 million of amortization expense resulting from the intangible assets recorded in connection with the Caremark Merger. Total operating expenses for 2007 include $81.7 million of merger, integration and other related expenses and $162.6 million of incremental amortization expense resulting from the intangible assets recorded in connection with the Caremark Merger.

•

During 2008, comparable total operating expenses decreased 3.3% to $965.2 million (or 2.2% of net revenues), compared to $998.4 million (or 2.3% of net revenues) and $982.2 million (or 2.4% of net revenues) during 2007 and 2006, respectively. As noted previously in this document, our comparable results include incremental depreciation and amortization expense resulting from the fixed and intangible assets recorded in connection with the Caremark Merger, but exclude merger-related expenses and integration costs.

Retail Pharmacy Segment

The following table summarizes our Retail Pharmacy Segment’s performance for the respective periods:

	Fiscal Year Ended
In millions	2008(2)	2007	2006
Net revenues	$48,989.9	$45,086.5	$40,285.6
Gross profit	14,740.4	13,110.6	11,283.4
Gross profit % of net revenues	30.1%	29.1%	28.0%
Operating expenses	11,256.7	10,419.3	9,159.9
Operating expenses % of net revenues	23.0%	23.1%	22.7%
Operating profit	3,483.7	2,691.3	2,123.5
Operating profit % of net revenues	7.1%	6.0%	5.3%

Net revenue increase:
Total	8.7%	11.9%	18.2%
Pharmacy	8.1%	10.9%	17.9%
Front Store	9.9%	14.0%	18.7%
Same store revenue increase:(1)
Total	4.5%	5.3%	8.1%
Pharmacy	4.8%	5.2%	9.0%
Front Store	3.6%	5.3%	6.2%
Pharmacy % of net revenues	67.5%	67.8%	68.4%
Third party % of pharmacy revenue	96.1%	95.3%	94.7%
Retail prescriptions filled	559.0	527.5	481.7
Generic % of retail prescription filled	67.4%	63.2%	59.1%

(1)	Same store revenue increase includes the stores acquired in the Albertson’s Acquisition beginning in July 2007. Same store revenue increase excludes the Longs Drug Stores, which were acquired effective October 20, 2008. These stores will be included in same store revenues beginning in November 2009.

(2)	Except as discussed in Note (1) above, 2008 includes the results of the Longs Drug stores from the acquisition date (October 20, 2008) forward.

Net revenues ~ As you review our Retail Pharmacy Segment’s performance in this area, we believe you should consider the following important information:

•	During 2008, net revenues from the Longs Drug Stores contributed approximately 2.2% to our total net revenue percentage increase, compared to 2007.

•	During 2008, net revenues from the 4 additional days in the 2008 reporting period contributed approximately 1.3% to our total net revenue percentage increase, compared to 2007.

•

During 2007, the inclusion of a full year of net revenues from the stores acquired in the Albertson’s Acquisition contributed approximately 4.9% to our total net revenue percentage increase, compared to 2006.

•	During 2006, net revenues from the stores acquired in the Albertson’s Acquisition contributed approximately 8.7% to our total net revenue percentage increase, compared to 2005.

•

As of December 31, 2008, we operated 6,923 retail stores, compared to 6,245 retail stores on December 29, 2007. Total net revenues from new stores (excluding acquired stores) contributed approximately 1.5%, 1.3%, and 1.3% to our total net revenue percentage increase in 2008, 2007 and 2006, respectively.

•

Total net revenues continued to benefit from our active relocation program, which moves existing in-line shopping center stores to larger, more convenient, freestanding locations. Historically, we have achieved significant improvements in customer count and net revenue when we do this. As of December 31, 2008, approximately 62% of our existing stores were freestanding, compared to approximately 64% and 61% at December 29, 2007 and December 30, 2006, respectively. During 2008, the decrease in the percentage of freestanding stores resulted from the addition of the Longs Drug Stores.

•

Pharmacy revenue growth continued to benefit from new market expansions, increased penetration in existing markets, the increased utilization under the Medicare Part D drug benefit introduced in 2006, our ability to attract and retain managed care customers and favorable industry trends. These trends include an aging American population; many “baby boomers” are now in their fifties and sixties and are consuming a greater number of prescription drugs. In addition, the increased use of pharmaceuticals as the first line of defense for individual health care also contributed to the growing demand for pharmacy services. We believe these favorable industry trends will continue.

•

Pharmacy revenue dollars continue to be negatively impacted in all years by the conversion of brand named drugs to equivalent generic drugs, which typically have a lower selling price. In addition, our pharmacy growth has also been adversely affected by a decline in utilization trends attributable to a weakening economy which could continue in 2009, a decline in the number of significant new brand named drug introductions, higher consumer co-payments and co-insurance arrangements, and an increase in the number of over-the-counter remedies that were historically only available by prescription.

Gross profit, which includes net revenues less the cost of merchandise sold during the reporting period and the related purchasing costs, warehousing costs, delivery costs and actual and estimated inventory losses, as a percentage of net revenues was 30.1% in 2008. This compares to 29.1% in 2007 and 28.0% in 2006.

As you review our Retail Pharmacy Segment’s performance in this area, we believe you should consider the following important information:

•

During 2008, our front store revenues increased to 32.5% of total revenues, compared to 32.2% and 31.6% in 2007 and 2006, respectively. The increase in 2008 is primarily due to the Longs Drug stores, which are larger than CVS/pharmacy stores and devote more square footage to front store offerings, as well as, the increase in generic drug revenues. On average, our gross profit on front store revenues is higher than our average gross profit on pharmacy revenues.

•

During 2008, our front store gross profit rate continued to benefit from improved product mix (including increases in private label and proprietary brand product sales, which normally yield a higher gross profit rate than other front store products) and benefits derived from our ExtraCare loyalty program.

•	During 2008, our pharmacy gross profit rate continued to benefit from a portion of the purchasing synergies resulting from the Caremark Merger.

•

During 2008, our pharmacy gross profit rate continued to benefit from an increase in generic drug revenues, which normally yield a higher gross profit rate than equivalent brand name drug revenues. However, the increased use of generic drugs has augmented the efforts of third party payors to reduce reimbursement payments to retail pharmacies for prescriptions. This trend, which we expect to continue, reduces the benefit we realize from brand to generic product conversions.

•

Sales to customers covered by third party insurance programs have continued to increase and, thus, have become a larger component of our total pharmacy business. On average, our gross profit on third party pharmacy revenues is lower than our gross profit on cash pharmacy revenues. Third party pharmacy revenues were 96.1% of pharmacy revenues in 2008, compared to 95.3% and 94.7% of pharmacy revenues in 2007 and 2006, respectively. We expect this trend to continue.

•

The Federal Government’s Medicare Part D benefit is increasing prescription utilization. However, it is also decreasing our pharmacy gross profit rates as our higher gross profit business (e.g., cash customers) continued to migrate to Part D coverage during 2008.

•

On February 8, 2006, the Deficit Reduction Act of 2005 (the “DRA”) was signed into law. The DRA seeks to reduce federal spending by altering the Medicaid reimbursement formula for multi-source (i.e., generic) drugs. According to the Congressional Budget Office, retail pharmacies are expected to negotiate with individual states for higher dispensing fees to mitigate the adverse effect of these changes. These changes were scheduled to begin to take effect during the first quarter of 2007 and were expected to result in reduced Medicaid reimbursement rates for retail pharmacies.

During 2007, CMS issued a final rule implementing provisions under the DRA regarding prescription drugs under the Medicaid program. Among other things, the rule defines AMP and “best price,” and specifies the items that must be included and excluded in the calculation of each (the “AMP Rule”). Under the AMP Rule, which became effective October 1, 2007, sales to mail pharmacies would be included in the calculation of AMP, but rebates and other discounts negotiated by PBMs in their capacity as PBMs would be excluded. The rule also implements the DRA provision establishing a new reimbursement formula for generic drugs under Medicaid and establishes federal upper limits (“FULs”) for generics based on 250 percent of the lowest AMP in a given drug class. In December 2007, the U.S. District Court for the District of Columbia preliminarily enjoined CMS from implementing the AMP Rule to the extent such action affects Medicaid reimbursement rates for retail pharmacies and from posting online or disclosing any AMP data.

In October 2008, CMS issued a rule, subject to comment, which modified the definition of multiple source drugs, a component of the AMP calculation, seeking to address one of the legal challenges on which the injunction was issued. Plaintiffs in the litigation responded with an amended complaint asserting that the revised definition continues to be inconsistent with the DRA.

As a result of the above, we cannot currently determine the extent or timing of any reductions in Medicaid reimbursement rates or their future impact on the Company.

•	Our pharmacy gross profit rates have been adversely affected by the efforts of managed care organizations, pharmacy benefit managers and governmental and other third party payors to reduce their prescription drug costs. In the event this trend continues, we may not be able to sustain our current rate of revenue growth and gross profit dollars could be adversely impacted.

Total operating expenses, which include store and administrative payroll, employee benefits, store and administrative occupancy costs, selling expenses, advertising expenses, administrative expenses and depreciation and amortization expense decreased to 23.0% of net revenues in 2008, compared to 23.1% and 22.7% of net revenues in 2007 and 2006, respectively.

As you review our Retail Pharmacy Segment’s performance in this area, we believe you should consider the following important information:

•

During 2008, total operating expenses as a percentage of net revenues continued to be impacted by an increase in generic drug revenues. Generic drugs typically have a lower selling price than their brand named equivalents.

•

Total operating expenses as a percentage of net revenues increased during 2007 and 2006, due to increased store payroll costs, primarily driven by the stores acquired in the Albertson’s Acquisition, which operate at higher costs due to the geographic locations of the stores.

•	Total operating expenses for 2006 were reduced by $40.2 million due to the adoption of SAB 108.

Liquidity and Capital Resources

Net cash provided by operating activities increased to $3.9 billion in 2008. This compares to $3.2 billion in 2007 and $1.7 billion in 2006. 2008 includes a full year of net cash provided by operating activities from Caremark, compared to 2007, which includes Caremark from the merger date (March 22, 2007) forward. 2008 also includes net cash provided by operating activities from the Longs Drug Stores and RxAmerica from the acquisition date (October 20, 2008) forward. The increase in net cash provided by operations during 2007 was primarily due to an increase in cash receipts from revenues due to the Caremark Merger and improved operating performance. The increase in net cash provided by operating activities during 2006 was primarily due to an increase in cash receipts from revenues received from the stores acquired in the Albertson’s Acquisition and improved operating performance.

Net cash used in investing activities increased to $4.6 billion in 2008. This compares to $3.1 billion in 2007 and $4.6 billion in 2006. The increase in net cash used in investing activities during 2008 was primarily due to the Longs Acquisition. The $3.1 billion of net cash used in investing activities during 2007 was primarily due to the Caremark Merger. The increase in net cash used in investing activities during 2006 was primarily due to the Albertson’s Acquisition.

Gross capital expenditures totaled $2.2 billion during 2008, compared to $1.8 billion in 2007 and 2006. During 2008, approximately 58.3% of our total capital expenditures were for new store construction, 16.4% were for store expansion and improvements and 25.3% were for technology and other corporate initiatives. During 2009, we plan to invest over $2.8 billion in gross capital expenditures, which will include spending for approximately 250 – 300 new or relocated stores.

Under the Company’s fee-based preferred developer program, the Company directly funds approximately 65% of its new and relocation store projects and typically monetizes those projects in the institutional sale-leaseback market. Proceeds from sale-leaseback transactions totaled $203.8 million in 2008. This compares to $601.3 million in 2007 and $1.4 billion in 2006, which included approximately $800 million in proceeds associated with a sale-leaseback transaction that included certain properties acquired in the Albertson’s Acquisition. Under the sale-leaseback transactions, the properties are sold at fair value, which approximates net book value, and the resulting leases qualify and are accounted for as operating leases. During 2008, we delayed our scheduled fourth quarter sale-leaseback transaction because of unfavorable market conditions. The specific timing and amount of future sale-leaseback transactions will vary depending on future market conditions and other factors.

Following is a summary of our store development activity for the respective years:

	2008	2007	2006
Total stores (beginning of year)	6,301	6,205	5,474
New and acquired stores	719	140	848
Closed stores	(39)	(44)	(117)

Total stores (end of year)	6,981	6,301	6,205
Relocated stores(1)	129	137	118

(1)	Relocated stores are not included in new or closed store totals.

Net cash provided by financing activities was $929.3 million in 2008, compared to net cash provided by financing activities of $377.9 million in 2007 and net cash used in financing activities of $2.9 billion in 2006. Net cash provided by financing activities during 2008 was primarily due to increased short-term and long-term borrowings used to fund the Longs Acquisition and retire $353 million of debt assumed as part of the Longs Acquisition. Net cash provided by financing activities during 2007 was primarily due to the increase in long-term borrowings used to fund the special cash dividend paid to Caremark shareholders in connection with the Caremark Merger and was offset, in part, by the repayment of short-term borrowings and the repurchase of common shares. Net cash provided by financing activities during 2006 was primarily due to the financing of the Albertson’s Acquisition. This increase was offset, in part, by the repayment of the $300 million, 5.625% unsecured senior notes, which matured during the first quarter of 2006. During 2008, we paid common stock dividends totaling $369.7 million, or $0.258 per common share.

We believe that our current cash on hand and cash provided by operations, together with our ability to obtain additional short-term and long-term financing, will be sufficient to cover our working capital needs, capital expenditures, debt service requirements and dividend requirements for at least the next twelve months and the foreseeable future.

Share repurchase programs ~ On May 7, 2008, our Board of Directors authorized, effective May 21, 2008, a share repurchase program for up to $2.0 billion of outstanding common stock. The specific timing and amount of repurchases will vary based on market conditions and other factors. From May 21, 2008 through December 31, 2008, we repurchased 0.6 million shares of common stock for $23.0 million. As a result of the Longs Acquisition, we elected to delay the completion of our share repurchase program. The Company currently intends to complete its share repurchase program in the second half of 2009. We will continue to evaluate alternatives for optimizing our capital structure on an ongoing basis.

On May 9, 2007, our Board of Directors authorized a share repurchase program for up to $5.0 billion of our outstanding common stock. The share repurchase program was completed during 2007 through a $2.5 billion fixed dollar accelerated share repurchase agreement (the “May ASR agreement”), under which final settlement occurred in October 2007 and resulted in the repurchase of 67.5 million shares of common stock; an open market repurchase program, which concluded in November 2007 and resulted in 5.3 million shares of common stock being repurchased for $211.9 million; and a $2.3 billion dollar fixed accelerated share repurchase agreement (the “November ASR agreement”), which resulted in an initial 51.6 million shares of common stock being purchased and placed into treasury stock as of December 29, 2007. The final settlement under the November ASR agreement occurred on March 28, 2008 and resulted in us receiving an additional 5.7 million shares of common stock, which were placed into treasury stock as of March 29, 2008.

In connection with the Caremark Merger, on March 28, 2007, we commenced a tender offer to purchase up to 150 million common shares, or about 10%, of our outstanding common stock at a price of $35.00 per share. The offer to purchase shares expired on April 24, 2007 and resulted in approximately 10.3 million shares being tendered. The shares were placed into our treasury account.

Short-term borrowings ~ We had $2.5 billion of commercial paper outstanding at a weighted average interest rate of 6.08% as of December 31, 2008. In connection with our commercial paper program, we maintain a $675 million, five-year unsecured back-up credit facility, which expires on June 11, 2009, a $675 million, five-year unsecured back-up credit facility, which expires on June 2, 2010, a $1.4 billion, five-year unsecured back-up credit facility, which expires on May 12, 2011 and a $1.3 billion, five-year unsecured back-up credit facility, which expires on March 12, 2012. On September 12, 2008, we entered into a $1.2 billion unsecured back-up credit facility, which expires on September 11, 2009, to serve as a bridge facility to finance a portion of the Longs Acquisition. The credit facilities allow for borrowings at various rates that are dependent, in part, on our public debt rating. As of December 31, 2008, we had $500 million of borrowings outstanding against the bridge facility at an interest rate of 1.72%. There were no borrowings outstanding under the other credit facilities.

Long-term borrowings ~ On September 10, 2008, we issued $350 million of floating rate senior notes due September 10, 2010 (the “2008 Notes”). The 2008 Notes pay interest quarterly and may be redeemed at any time, in whole or in part at a defined redemption price plus accrued interest. The net proceeds from the 2008 Notes were used to fund a portion of the Longs Acquisition.

On May 22, 2007, we issued $1.75 billion of floating rate senior notes due June 1, 2010, $1.75 billion of 5.75% unsecured senior notes due June 1, 2017, and $1.0 billion of 6.25% unsecured senior notes due June 1, 2027 (collectively the “2007 Notes”). Also on May 22, 2007, we entered into an underwriting agreement pursuant to which we agreed to issue and sell $1.0 billion of Enhanced Capital Advantaged Preferred Securities (“ECAPS”) due June 1, 2062 to the underwriters. The ECAPS bear interest at 6.30% per year until June 1, 2012 at which time they will pay interest based on a floating rate. The 2007 Notes and the ECAPS pay interest semiannually and may be redeemed at any time, in whole or in part at a defined redemption price plus accrued interest. The net proceeds from the 2007 Notes and ECAPS were used to repay the bridge credit facility and a portion of the outstanding commercial paper borrowings.

Our credit facilities, backup credit facility, unsecured senior notes and ECAPS contain customary restrictive financial and operating covenants. These covenants do not include a requirement for the acceleration of our debt maturities in the event of a downgrade in our credit rating. We do not believe the restrictions contained in these covenants materially affect our financial or operating flexibility.

As of December 31, 2008 and December 29, 2007, we had no freestanding derivatives in place.

Debt Ratings ~ As of December 31, 2008, our long-term debt was rated “Baa2” by Moody’s and “BBB+” by Standard & Poor’s, and our commercial paper program was rated “P-2” by Moody’s and “A-2” by Standard & Poor’s. Upon completion of the Caremark Merger in March 2007, Standard & Poor’s raised the Company’s credit watch outlook from negative to stable. On May 15, 2008, Moody’s raised the Company’s credit watch from stable to positive. In assessing our credit strength, we believe that both Moody’s and Standard & Poor’s considered, among other things, our capital structure and financial policies as well as our consolidated balance sheet, the Longs Acquisition, the Caremark Merger and other financial information. Although we currently believe our long-term debt ratings will remain investment grade, we cannot guarantee the future actions of Moody’s and/or Standard & Poor’s. Our debt ratings have a direct impact on our future borrowing costs, access to capital markets and new store operating lease costs.

Quarterly Dividend Increase ~ On January 12, 2009, the Company’s Board of Directors approved a 10.5% increase in the quarterly dividend on the common stock of the Company to 7.625 cents per share.

Off-Balance Sheet Arrangements

In connection with executing operating leases, we provide a guarantee of the lease payments. We also finance a portion of our new store development through sale-leaseback transactions, which involve selling stores to unrelated parties and then leasing the stores back under leases that qualify and are accounted for as operating leases. We do not have any retained or contingent interests in the stores, and we do not provide any guarantees, other than a guarantee of the lease payments, in connection with the transactions. In accordance with generally accepted accounting principles, our operating leases are not reflected in our consolidated balance sheet.

Between 1991 and 1997, the Company sold or spun off a number of subsidiaries, including Bob’s Stores, Linens ‘n Things, Marshalls, Kay-Bee Toys, This End Up and Footstar. In many cases, when a former subsidiary leased a store, the Company provided a guarantee of the store’s lease obligations. When the subsidiaries were disposed of, the Company’s guarantees remained in place, although each initial purchaser has indemnified the Company for any lease obligations the Company was required to satisfy. If any of the purchasers or any of the former subsidiaries were to become insolvent and failed to make the required payments under a store lease, the Company could be required to satisfy these obligations.

As of December 31, 2008, the Company guaranteed approximately 95 such store leases (excluding the lease guarantees related to Linens ‘n Things), with the maximum remaining lease term extending through 2018. Management believes the ultimate disposition of any of the remaining lease guarantees will not have a material adverse effect on the Company’s consolidated financial condition or future cash flows. Please see “Loss from Discontinued Operations” previously in this document for further information regarding our guarantee of certain Linens ‘n Things’ store lease obligations.

Following is a summary of our significant contractual obligations as of December 31, 2008:

	Payments Due by Period
In millions	Total	Within 1 Year	1-3 Years	3-5 Years	After 5 Years
Operating leases	$23,294.6	$1,744.2	$3,463.4	$3,266.0	$14,821.0
Leases from discontinued operations	214.4	2.4	37.8	78.0	96.2
Long-term debt	8,557.1	651.3	2,903.1	1,002.2	4,000.5
Interest payments on long-term debt(1)	3,209.8	442.7	801.3	637.0	1,328.8
Other long-term liabilities reflected in our consolidated balance sheet	163.0	40.3	22.4	24.7	75.6
Capital lease obligations	169.9	17.0	34.4	35.5	83.0

	$35,608.8	$2,897.9	$7,262.4	$5,043.4	$20,405.1

(1)	Interest payments on long-term debt are calculated on outstanding balances and interest rates in effect on December 31, 2008.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with generally accepted accounting principles, which require management to make certain estimates and apply judgment. We base our estimates and judgments on historical experience, current trends and other factors that management believes to be important at the time the consolidated financial statements are prepared. On a regular basis, we review our accounting policies and how they are applied and disclosed in our consolidated financial statements. While we believe the historical experience, current trends and other factors considered, support the preparation of our consolidated financial statements in conformity with generally accepted accounting principles, actual results could differ from our estimates, and such differences could be material.

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

The carrying value of goodwill and intangible assets covered by this critical accounting policy was $35.9 billion as of December 31, 2008. We did not record any impairment losses related to goodwill or intangible assets during 2008, 2007 or 2006. Although we believe we have sufficient current and historical information available to us to test for impairment, it is possible that actual cash flows could differ from the estimated cash flows used in our impairment tests. Due to the nature of the uncertainties discussed previously in this document, we cannot determine a reasonably likely change.

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

Our total closed store lease liability covered by this critical accounting policy was $600.1 million as of December 31, 2008. This amount is net of $404.7 million of estimated sublease income that is subject to the uncertainties discussed above. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for sublease income, it is possible that actual results could differ.

In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated sublease income, which we believe is a reasonably likely change, would increase or decrease our total closed store lease liability by about $40.5 million as of December 31, 2008.

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

The estimate of our self-insurance liability contains uncertainty since we must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating our self-insurance liability, we consider a number of factors, which include, but are not limited to, historical claim experience, demographic factors, severity factors and other standard insurance industry actuarial assumptions. On a quarterly basis, we review to determine if our self-insurance liability is adequate as it relates to our general liability, workers’ compensation and auto liability. Similar reviews are conducted semi-annually to determine if our self-insurance liability is adequate for our health and medical liability.

Our total self-insurance liability covered by this critical accounting policy was $395.8 million as of December 31, 2008. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for our self-insurance liability, it is possible that actual results could differ. In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimate for our self-insurance liability, which we believe is a reasonably likely change, would increase or decrease our self-insurance liability by about $39.6 million as of December 31, 2008.

We have not made any material changes in the accounting methodology used to establish our self-insurance liability during the past three years.

Inventory

Our inventory is stated at the lower of cost or market on a first-in, first-out basis using the retail method of accounting to determine cost of sales and inventory in our CVS/pharmacy stores, average cost to determine cost of sales and inventory in our mail service and specialty pharmacies and the cost method of accounting to determine inventory in the Longs Drug Stores and our distribution centers. The Longs Drug Stores will be conformed to the retail method of accounting when their accounting systems are converted in 2009. Under the retail method, inventory is stated at cost, which is determined by applying a cost-to-retail ratio to the ending retail value of our inventory. Since the retail value of our inventory is adjusted on a regular basis to reflect current market conditions, our carrying value should approximate the lower of cost or market. In addition, we reduce the value of our ending inventory for estimated inventory losses that have occurred during the interim period between physical inventory counts. Physical inventory counts are taken on a regular basis in each store and a continuous cycle count process is the primary procedure used to validate the inventory balances on hand in each distribution center to ensure that the amounts reflected in the accompanying consolidated financial statements are properly stated.

The accounting for inventory contains uncertainty since we must use judgment to estimate the inventory losses that have occurred during the interim period between physical inventory counts. When estimating these losses, we consider a number of factors, which include, but are not limited to, historical physical inventory results on a location-by-location basis and current physical inventory loss trends.

Our total reserve for estimated inventory losses covered by this critical accounting policy was $126.5 million as of December 31, 2008. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for estimated inventory losses, it is possible that actual results could differ. In order to help you assess the aggregate risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated inventory losses, which we believe is a reasonably likely change, would increase or decrease our total reserve for estimated inventory losses by about $12.6 million as of December 31, 2008.

We have not made any material changes in the accounting methodology used to establish our inventory loss reserves during the past three years. Although we believe that the estimates discussed above are reasonable and the related calculations conform to U.S. Generally Accepted Accounting Principles, actual results could differ from our estimates, and such differences could be material.

Recent Accounting Pronouncements

In the first quarter of 2008, we adopted EITF Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements” (“EITF 06-4”). EITF 06-4 requires the application of the provisions of SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS 106”) (if, in substance, a postretirement benefit plan exists), or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) to endorsement split-dollar life insurance arrangements. SFAS 106 requires the recognition of a liability for the discounted value of the future premium benefits that will be incurred through the death of the underlying insureds. The adoption of this statement did not have a material effect on our consolidated results of operations, financial position and cash flows.

In the first quarter of 2008, we adopted EITF Issue No. 06-10 “Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements” (“EITF 06-10”) effective fiscal 2008. EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation, as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. The adoption of this statement did not have a material effect on our consolidated results of operations, financial position and cash flows.

In the first quarter of 2008, we adopted Financial Accounting Standards Board (“FASB”) Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, which clarifies the application of SFAS No. 157 in a market that is not active. The adoption of statement did not have a material impact on our consolidated results of operations, financial position and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”), which replaces SFAS 141. SFAS 141R establishes the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for fiscal years beginning after December 15, 2008.

As of December 31, 2008, we had $202.3 million of unrecognized tax benefits (after considering the federal benefit of state taxes) related to business combinations that would have been treated as an adjustment to the purchase price allocation if they had been recognized under SFAS 141. It is possible that a significant portion of these benefits will be recognized within the next twelve months. To the extent these benefits are recognized after the adoption of SFAS 141R in 2009, their recognition would affect the Company’s effective income tax rate rather than being treated as an adjustment to the purchase price allocation of the acquiree.

In February 2008, the FASB issued FASB Staff Position (“FSP”) No. SFAS 157-2, “Effective Date of FASB Statement No. 157” (“FSP 157-2”), which defers the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years and interim periods within those fiscal years, beginning after November 15, 2008. We do not believe the adoption of this statement will have a material effect on our consolidated results of operations, financial position and cash flows.

In April 2008, the FASB issued FSP No. FAS 142-3, “Determining the Useful Life of Intangible Assets”, which amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful lives of recognized intangible assets. This statement is effective for fiscal years beginning after December 15, 2008. We do not believe the adoption of this statement will have a material effect on our consolidated results of operations, financial position and cash flows.

In June 2008, the FASB reached consensus on EITF Issue No. 08-3, “Accounting by Lessees for Nonrefundable Maintenance Deposits” (“EITF 08-3”). Under EITF 08-3, lessees should account for nonrefundable maintenance deposits as deposit assets if it is probable that maintenance activities will occur and the deposit is therefore realizable. Amounts on deposit that are not probable of being used to fund future maintenance activities should be expensed. EITF 08-3 is effective for fiscal years beginning after December 15, 2008. Early application is not permitted. We do not believe the adoption of this statement will have a material effect on our consolidated results of operations, financial position and cash flows.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”, which enhances the required disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan, including investment allocation decisions, inputs and valuation techniques used to measure the fair value of plan assets and significant concentrations of risks within plan assets. This statement is effective for financial statements issued for fiscal years ending after December 15, 2009. We are currently evaluating the potential impact the adoption of this statement may have on our consolidated financial statement disclosures.

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

By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons, including, but not limited to:

•

Our business is affected by the economy in general including changes in consumer purchasing power, preferences and/or spending patterns. These changes could affect drug utilizations trends, the number of covered lives and the financial health of our PBM clients. Further, interest rate fluctuations and changes in capital market conditions may affect our ability to obtain necessary financing on acceptable terms, our ability to secure suitable store locations under acceptable terms and our ability to execute future sale-leaseback transactions under acceptable terms;

•	Our ability to realize the incremental revenues, synergies and other benefits from the Caremark Merger as expected in accordance with the expected timing;

•	Our ability to successfully integrate the assets acquired in the Longs Acquisition and realize the synergies and other planned benefits in accordance with the expected timing;

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

•	Risks related to our inability to earn and retain purchase discounts and/or rebates from pharmaceutical manufacturers at current levels;

•	Risks regarding the impact of the Medicare prescription drug benefit on our business;

•	Risks related to the change in industry pricing benchmarks that could adversely affect our financial performance;

•	Increased competition from other drugstore chains, supermarkets, discount retailers, membership clubs and Internet companies, as well as changes in consumer preferences or loyalties;

•	Litigation, legislative and regulatory risks associated with our business or the retail pharmacy business, retail clinic operations and/or pharmacy benefit management industry generally;

•

The risks relating to changes in laws and regulations, including changes in accounting standards and taxation requirements (including tax rate changes, new tax laws and revised tax law interpretations);

•

The risks relating to adverse developments in the health care or pharmaceutical industry generally, including, but not limited to, developments in any investigation related to the pharmaceutical industry that may be conducted by any governmental authority; and

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

Management’s Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining effective internal control over financial reporting. Our Company’s internal control over financial reporting includes those policies and procedures that pertain to the Company’s ability to record, process, summarize and report a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that the unauthorized acquisition, use or disposition of assets are prevented or timely detected and that transactions are authorized, recorded and reported properly to permit the preparation of financial statements in accordance with generally accepted accounting principles (GAAP) and receipt and expenditures are duly authorized. In order to ensure the Company’s internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 31, 2008.

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

Based on our evaluation, we conclude our Company’s internal control over financial reporting is effective and provides reasonable assurance that assets are safeguarded and that the financial records are reliable for preparing financial statements as of December 31, 2008.

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

February 26, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CVS Caremark Corporation

We have audited CVS Caremark Corporation’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CVS Caremark Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, CVS Caremark Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of CVS Caremark Corporation as of December 31, 2008 and the related consolidated statements of operations, shareholders’ equity and cash flows for the fiscal year ended December 31, 2008 and our report dated February 26, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 26, 2009

Consolidated Statements of Operations

	Fiscal Year Ended
In millions, except per share amounts	Dec. 31, 2008	Dec. 29, 2007	Dec. 30, 2006
Net revenues	$87,471.9	$76,329.5	$43,821.4
Cost of revenues	69,181.5	60,221.8	32,079.2

Gross profit	18,290.4	16,107.7	11,742.2
Total operating expenses	12,244.2	11,314.4	9,300.6

Operating profit	6,046.2	4,793.3	2,441.6
Interest expense, net	509.5	434.6	215.8

Earnings before income tax provision	5,536.7	4,358.7	2,225.8
Income tax provision	2,192.6	1,721.7	856.9

Earnings from continuing operations	3,344.1	2,637.0	1,368.9

Loss from discontinued operations, net of income tax benefit of $82.4	(132.0)	—	—

Net earnings	3,212.1	2,637.0	1,368.9
Preference dividends, net of income tax benefit	14.1	14.2	13.9

Net earnings available to common shareholders	$3,198.0	$2,622.8	$1,355.0

Basic earnings per common share:
Earnings from continuing operations	$2.32	$1.97	$1.65

Loss from discontinued operations	(0.09)	—	—

Net earnings	$2.23	$1.97	$1.65

Weighted average common shares outstanding	1,433.5	1,328.2	820.6

Diluted earnings per common share:
Earnings from continuing operations	$2.27	$1.92	$1.60

Loss from discontinued operations	(0.09)	—	—

Net earnings	$2.18	$1.92	$1.60

Weighted average common shares outstanding	1,469.1	1,371.8	853.2

Dividends declared per common share	$0.25800	$0.22875	$0.15500

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

In millions, except shares and per share amounts	Dec. 31, 2008	Dec. 29, 2007
Assets:
Cash and cash equivalents	$1,352.4	$1,056.6
Short-term investments	—	27.5
Accounts receivable, net	5,384.3	4,579.6
Inventories	9,152.6	8,008.2
Deferred income taxes	435.2	329.4
Other current assets	201.7	148.1

Total current assets	16,526.2	14,149.4
Property and equipment, net	8,125.2	5,852.8
Goodwill	25,493.9	23,922.3
Intangible assets, net	10,446.2	10,429.6
Other assets	368.4	367.8

Total assets	$60,959.9	$54,721.9

Liabilities:
Accounts payable	$3,800.7	$3,593.0
Claims and discounts payable	2,814.2	2,484.3
Accrued expenses	3,177.6	2,556.8
Short-term debt	3,044.1	2,085.0
Current portion of long-term debt	653.3	47.2

Total current liabilities	13,489.9	10,766.3
Long-term debt	8,057.2	8,349.7
Deferred income taxes	3,701.7	3,426.1
Other long-term liabilities	1,136.7	857.9
Commitments and contingencies (Note 12)	—	—
Shareholders’ equity:
Preferred stock, $0.01 par value: authorized 120,619 shares; no shares issued or outstanding	—	—
Preference stock, series one ESOP convertible, par value $1.00: authorized 50,000,000 shares; issued and outstanding 3,583,000 shares at December 31, 2008 and 3,798,000 shares at December 29, 2007	191.5	203.0
Common stock, par value $0.01: authorized 3,200,000,000 shares; issued 1,603,267,000 shares at December 31, 2008 and 1,590,139,000 shares at December 29, 2007	16.0	15.9
Treasury stock, at cost: 164,502,000 shares at December 31, 2008 and 153,682,000 shares at December 29, 2007	(5,812.3)	(5,620.4)
Shares held in trust, 1,700,000 shares at December 31, 2008 and 9,224,000 shares at December 29, 2007	(55.5)	(301.3)
Guaranteed ESOP obligation	—	(44.5)
Capital surplus	27,279.6	26,831.9
Retained earnings	13,097.8	10,287.0
Accumulated other comprehensive loss	(142.7)	(49.7)

Total shareholders’ equity	34,574.4	31,321.9

Total liabilities and shareholders’ equity	$60,959.9	$54,721.9

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
In millions	Dec. 31, 2008	Dec. 29, 2007	Dec. 30, 2006
Cash flows from operating activities:
Cash receipts from revenues	$69,493.7	$61,986.3	$43,273.7
Cash paid for inventory	(51,374.7)	(45,772.6)	(31,422.1)
Cash paid to other suppliers and employees	(11,832.0)	(10,768.6)	(9,065.3)
Interest and dividends received	20.3	33.6	15.9
Interest paid	(573.7)	(468.2)	(228.1)
Income taxes paid	(1,786.5)	(1,780.8)	(831.7)

Net cash provided by operating activities	3,947.1	3,229.7	1,742.4

Cash flows from investing activities:
Additions to property and equipment	(2,179.9)	(1,805.3)	(1,768.9)
Proceeds from sale-leaseback transactions	203.8	601.3	1,375.6
Acquisitions (net of cash acquired) and other investments	(2,650.7)	(1,983.3)	(4,224.2)
Cash outflow from hedging activities	—	—	(5.3)
Sale of short-term investments	27.5	—	—
Proceeds from sale or disposal of assets	18.7	105.6	29.6

Net cash used in investing activities	(4,580.6)	(3,081.7)	(4,593.2)

Cash flows from financing activities:
Net additions to short-term debt	959.0	242.3	1,589.3
Repayment of debt assumed in acquisition	(352.8)	—	—
Additions to long-term debt	350.0	6,000.0	1,500.0
Reductions in long-term debt	(1.8)	(821.8)	(310.5)
Dividends paid	(383.0)	(322.4)	(140.9)
Proceeds from exercise of stock options	327.8	552.4	187.6
Excess tax benefits from stock-based compensation	53.1	97.8	42.6
Repurchase of common stock	(23.0)	(5,370.4)	—

Net cash provided by financing activities	929.3	377.9	2,868.1

Net increase in cash and cash equivalents	295.8	525.9	17.3
Cash and cash equivalents at beginning of year	1,056.6	530.7	513.4

Cash and cash equivalents at end of year	$1,352.4	$1,056.6	$530.7

Reconciliation of net earnings to net cash provided by operating activities:
Net earnings	$3,212.1	$2,637.0	$1,368.9
Adjustments required to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	1,274.2	1,094.6	733.3
Stock-based compensation	92.5	78.0	69.9
Deferred income taxes and other non-cash items	(3.4)	40.1	98.2
Change in operating assets and liabilities providing/(requiring) cash, net of effects from acquisitions:
Accounts receivable, net	(291.0)	279.7	(540.1)
Inventories	(488.1)	(448.0)	(624.1)
Other current assets	12.5	(59.2)	(21.4)
Other assets	19.1	(26.4)	(17.2)
Accounts payable	(63.9)	(181.4)	396.7
Accrued expenses	182.5	(168.2)	328.9
Other long-term liabilities	0.6	(16.5)	(50.7)

Net cash provided by operating activities	$3,947.1	$3,229.7	$1,742.4

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Shares			Dollars
In millions	Dec. 31, 2008	Dec. 29, 2007	Dec. 30, 2006	Dec. 31, 2008	Dec. 29, 2007	Dec. 30, 2006
Preference stock:
Beginning of year	3.8	4.0	4.2	$203.0	$213.3	$222.6
Conversion to common stock	(0.2)	(0.2)	(0.2)	(11.5)	(10.3)	(9.3)

End of year	3.6	3.8	4.0	191.5	203.0	213.3

Common stock:
Beginning of year	1,590.1	847.3	838.8	15.9	8.5	8.4
Common stock issued for Caremark Merger	—	712.7	—	—	7.1	—
Stock options exercised and awards	13.2	30.1	8.5	0.1	0.3	0.1

End of year	1,603.3	1,590.1	847.3	16.0	15.9	8.5

Treasury stock:
Beginning of year	(153.7)	(21.5)	(24.5)	(5,620.4)	(314.5)	(356.5)
Purchase of treasury shares	(6.5)	(135.0)	0.1	(33.0)	(5,378.7)	(0.1)
Conversion of preference stock	1.0	0.9	0.8	35.2	24.7	11.7
Transfer from Trust	(7.5)	—	—	(272.3)	—	—
Employee stock purchase plan issuance	2.2	1.9	2.1	78.2	48.1	30.4

End of year	(164.5)	(153.7)	(21.5)	(5,812.3)	(5,620.4)	(314.5)

Guaranteed ESOP obligation:
Beginning of year				(44.5)	(82.1)	(114.0)
Reduction of guaranteed ESOP obligation				44.5	37.6	31.9

End of year				—	(44.5)	(82.1)

Shares held in trust:
Beginning of year	(9.2)	—	—	(301.3)	—	—
Transfer to treasury stock	7.5	—	—	245.8	—	—
Shares acquired through Caremark Merger	—	(9.2)	—	—	(301.3)	—

End of year	(1.7)	(9.2)		(55.5)	(301.3)	—

Capital surplus:
Beginning of year				26,831.9	2,198.4	1,922.4
Common stock issued for Caremark Merger, net of issuance costs				—	23,942.4	—
Conversion of shares held in Trust to treasury stock				26.5	—	—
Stock option activity and awards				391.8	607.7	235.8
Tax benefit on stock options and awards				53.1	97.8	42.6
Conversion of preference stock				(23.7)	(14.4)	(2.4)

End of year				27,279.6	26,831.9	2,198.4

Consolidated Statements of Shareholders’ Equity

	Shares			Dollars
In millions	Dec. 31, 2008	Dec. 29, 2007	Dec. 30, 2006	Dec. 31, 2008	Dec. 29, 2007	Dec. 30, 2006
Accumulated other comprehensive loss:
Beginning of year				(49.7)	(72.6)	(90.3)
Recognition of unrealized gain/(loss) on derivatives, net of income tax				3.4	3.4	(0.3)
Pension liability adjustment, net of income tax				(96.4)	19.5	23.6
Pension liability adjustment to initially apply SFAS No. 158, net of income tax				—	—	(5.6)

End of year				(142.7)	(49.7)	(72.6)

Retained earnings:
Beginning of year				10,287.0	7,966.6	6,738.6
Net earnings				3,212.1	2,637.0	1,368.9
Common stock dividends				(369.7)	(308.8)	(127.0)
Preference stock dividends				(14.0)	(14.8)	(15.6)
Tax benefit on preference stock dividends				0.6	1.2	1.7
Adoption of EITF 06-04 and EITF 06-10				(18.2)	—	—
Adoption of FIN 48				—	5.8	—

End of year				13,097.8	10,287.0	7,966.6

Total shareholders’ equity				$34,574.4	$31,321.9	$9,917.6

Comprehensive income:
Net earnings				$3,212.1	$2,637.0	$1,368.9
Recognition of unrealized gain/(loss) on derivatives, net of income tax				3.4	3.4	(0.3)
Pension liability, net of income tax				(96.4)	19.5	23.6

Comprehensive income				$3,119.1	$2,659.9	$1,392.2

See accompanying notes to consolidated financial statements.

1	Significant Accounting Policies

Description of business ~ CVS Caremark Corporation (the “Company”) operates one of the largest pharmacy services businesses and the largest retail pharmacy business (based on revenues and store count) in the United States.

Pharmacy Services Segment (the “PSS”) ~ The PSS provides a full range of prescription benefit management services including mail order pharmacy services, specialty pharmacy services, plan design and administration, formulary management and claims processing. The Company’s customers are primarily employers, insurance companies, unions, government employee groups, managed care organizations and other sponsors of health benefit plans and individuals throughout the United States.

As a pharmacy benefits manager, the PSS manages the dispensing of pharmaceuticals through our mail order pharmacies and national network of approximately 60,000 retail pharmacies (which include our CVS/pharmacy® and Longs Drug® stores) to eligible participants in the benefits plans maintained by our customers and utilizes its information systems to perform, among other things, safety checks, drug interaction screenings and brand to generic substitutions.

The PSS’s specialty pharmacies support individuals that require complex and expensive drug therapies. The specialty pharmacy business includes mail order and retail specialty pharmacies that operate under the Caremark® and CarePlus CVS/pharmacyTM names.

The PSS also provides health management programs, which include integrated disease management for 27 conditions, through our Accordant® health management offering.

In addition, through our SilverScript Insurance Company (“SilverScript”) and Accendo Insurance Company (“Accendo”) subsidiaries, the PSS is a national provider of drug benefits to eligible beneficiaries under the Federal Government’s Medicare Part D program. The PSS acquired Accendo in the Longs Acquisition (see Note 2 later in this document), and, effective January 1, 2009, Accendo replaced RxAmerica® as the Medicare-approved prescription drug plan for the RxAmerica Medicare Part D drug benefit plans.

Our pharmacy services business generates net revenues primarily by contracting with clients to provide prescription drugs to plan participants. Prescription drugs are dispensed by our mail order pharmacies, specialty pharmacies and national network of retail pharmacies. Net revenues are also generated by providing additional services to clients, including administrative services such as claims processing and formulary management, as well as health care related services such as disease management.

The pharmacy services business operates under the Caremark Pharmacy Services®, Caremark®, CVS CaremarkTM, CarePlus CVS/pharmacyTM, CarePlusTM, RxAmerica® Accordant Care™ and TheraCom® names. As of December 31, 2008, the Pharmacy Services segment operated 58 retail specialty pharmacy stores, 19 specialty mail order pharmacies and 7 mail service pharmacies located in 26 states, Puerto Rico and the District of Columbia.

Retail Pharmacy Segment ( the “RPS”) ~ The RPS sells prescription drugs a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, photo finishing, seasonal merchandise, greeting cards and convenience foods through our CVS/pharmacy and Longs Drug retail stores and online through CVS.com®.

The RPS also provides health care services through its MinuteClinic health care clinics. These health care clinics utilize nationally recognized medical protocols to diagnose and treat minor health conditions and are staffed by nurse practitioners and physician assistants.

As of December 31, 2008, our retail pharmacy business included 6,923 retail drugstores (of which 6,857 operated a pharmacy) located in 41 states and the District of Columbia operating primarily under the CVS/pharmacy® or Longs Drug® names, our online retail website, CVS.com® and 560 retail health care clinics operating under the MinuteClinic® name (of which 534 were located in CVS/pharmacy stores).

Basis of presentation ~ The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Fiscal Year Change ~ On December 23, 2008, the Board of Directors of the Company approved a change in the Company’s fiscal year end from the Saturday nearest December 31 of each year to December 31 of each year to better reflect the Company’s position in the health care, rather than the retail industry. The fiscal year change was effective beginning with the fourth quarter of fiscal 2008. Prior to Board approval of this change, the Saturday nearest December 31, 2008 would have resulted in a 53-week fiscal year that would have ended January 3, 2009.

Following is a summary of the impact of the fiscal year change:

Fiscal Year	Fiscal Year-End	Fiscal Period	Fiscal Period Includes
2008	December 31, 2008	December 30, 2007 - December 31, 2008	368 days

2007	December 29, 2007	December 31, 2006 - December 29, 2007	364 days

2006	December 30, 2006	January 1, 2006 - December 30, 2006	364 days

Unless otherwise noted, all references to years relate to the above fiscal years.

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

Short-term investments ~ The Company’s short-term investments consisted of auction rate securities with initial maturities of greater than three months when purchased. These investments, which were classified as available-for-sale, were carried at historical cost, which approximated fair value at December 29, 2007. The Company had no short-term investments at December 31, 2008.

Accounts receivable ~ Accounts receivable are stated net of an allowance for uncollectible accounts of $188.8 million and $107.8 million as of December 31, 2008 and December 29, 2007, respectively. The balance primarily includes amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies) and vendors as well as clients, participants and manufacturers.

Fair value of financial instruments ~ As of December 31, 2008, the Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and short-term debt. Due to the short-term nature of these instruments, the Company’s carrying value approximates fair value. The carrying amount and estimated fair value of long-term debt was $7.9 billion and $6.9 billion, respectively as of December 31, 2008. The carrying amount and estimated fair value of long-term debt was $8.2 billion as of December 29, 2007. The fair value of long-term debt was estimated based on rates currently offered to the Company for debt with similar terms and maturities. The Company had outstanding letters of credit, which guaranteed foreign trade purchases, with a fair value of $7.0 million as of

December 31, 2008 and $5.7 million as of December 29, 2007. There were no outstanding investments in derivative financial instruments as of December 31, 2008 or December 29, 2007.

Inventories ~ Inventories are stated at the lower of cost or market on a first-in, first-out basis using the retail method of accounting to determine cost of sales and inventory in our CVS/pharmacy stores, average cost to determine cost of sales and inventory in our mail service and specialty pharmacies and the cost method of accounting to determine inventory in the Longs Drug Stores and our distribution centers. The Longs Drug Stores will be conformed to the retail method of accounting when their accounting systems are converted in 2009. Physical inventory counts are taken on a regular basis in each store and a continuous cycle count process is the primary procedure used to validate the inventory balances on hand in each distribution center to ensure that the amounts reflected in the accompanying consolidated financial statements are properly stated. During the interim period between physical inventory counts, the Company accrues for anticipated physical inventory losses on a location-by-location basis based on historical results and current trends.

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

Following are the components of property and equipment:

In millions	Dec. 31, 2008	Dec. 29, 2007
Land	$1,304.1	$586.4
Building and improvements	1,343.1	896.0
Fixtures and equipment	6,216.1	4,947.4
Leasehold improvements	2,581.3	2,133.2
Capitalized software	665.6	474.6
Capital leases	181.7	181.7

	12,291.9	9,219.3
Accumulated depreciation and amortization	(4,166.7)	(3,366.5)

	$8,125.2	$5,852.8

The Company capitalizes application development stage costs for significant internally developed software projects. These costs are amortized over the estimated useful lives of the software, which generally range from 3 to 5 years. Unamortized costs were $70.0 million as of December 31, 2008 and $74.2 million as of December 29, 2007.

Goodwill ~ The Company accounts for goodwill and intangibles under Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” As such, goodwill and other indefinite-lived assets are not amortized, but are subject to impairment reviews annually, or more frequently if necessary. See Note 3 for additional information on goodwill.

Intangible assets ~ Purchased customer contracts and relationships are amortized on a straight-line basis over their estimated useful lives of up to 20 years. Purchased customer lists are amortized on a straight-line basis over their estimated useful lives of up to 10 years. Purchased leases are amortized on a straight-line basis over the remaining life of the lease. See Note 3 for additional information about intangible assets.

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

Revenue Recognition:

Pharmacy Services Segment ~ The PSS sells prescription drugs directly through its mail service pharmacies and indirectly through its national retail pharmacy network. The PSS recognizes revenues from prescription drugs sold by its mail service pharmacies and under national retail pharmacy network contracts where the PSS is the principal using the gross method at the contract prices negotiated with its customers. Net revenue from the PSS includes: (i) the portion of the price the customer pays directly to the PSS, net of any volume-related or other discounts paid back to the customer (see “Drug Discounts” later in this document), (ii) the portion of the price paid to the PSS (“Mail Co-Payments”) or a third party pharmacy in the PSS’ national retail pharmacy network (“Retail Co-Payments”) by individuals included in its customers’ benefit plans and (iii) administrative fees for national retail pharmacy network contracts where the PSS is not the principal as discussed later in this document.

SEC Staff Accounting Bulletin 104, “Revenue Recognition, corrected copy” ( “SAB 104”) provides the general criteria for the timing aspect of revenue recognition, including consideration of whether: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable and (iv) collectability is reasonably assured. The Company has established the following revenue recognition policies for the PSS in accordance with SAB 104:

•

Revenues generated from prescription drugs sold by mail service pharmacies are recognized when the prescription is shipped. At the time of shipment, the Company has performed substantially all of its obligations under its customer contracts and does not experience a significant level of reshipments.

•

Revenues generated from prescription drugs sold by third party pharmacies in the PSS’ national retail pharmacy network and associated administrative fees are recognized at the PSS’ point-of-sale, which is when the claim is adjudicated by the PSS’ online claims processing system.

The PSS determines whether it is the principal or agent for its national retail pharmacy network transactions using the indicators set forth in Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” on a contract by contract basis. In the majority of its contracts, the PSS has determined it is the principal due to it: (i) being the primary obligor in the arrangement, (ii) having latitude in establishing the price, changing the product or performing part of the service, (iii) having discretion in supplier selection, (iv) having involvement in the determination of product or service specifications and (v) having credit risk. The PSS’ obligations under its customer contracts for which revenues are reported using the gross method are separate and distinct from its obligations to the third party pharmacies included in its national retail pharmacy network contracts. Pursuant to these contracts, the PSS is contractually required to pay the third party pharmacies in its national retail pharmacy network for products sold, regardless of whether the PSS is paid by its customers. The PSS’ responsibilities under its customer contracts typically include validating eligibility and coverage levels, communicating the prescription price and the co-payments due to the third party retail pharmacy, identifying possible adverse drug interactions for the pharmacist to address with the physician prior to dispensing, suggesting clinically appropriate generic alternatives where appropriate and approving the prescription for dispensing. Although the PSS does not have credit risk with respect to Retail Co-Payments, management believes that all of the other indicators of gross revenue reporting are present. For contracts under which the PSS acts as an agent, the PSS records revenues using the net method.

Drug Discounts ~ The PSS deducts from its revenues any discounts paid to its customers as required by EITF No. 01-9, “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” (“EITF 01-9”). The PSS pays discounts to its customers in accordance with the terms of its customer contracts, which are normally based on a fixed discount per prescription for specific products dispensed or a percentage of manufacturer discounts received for specific products dispensed. The liability for discounts due to the PSS’ customers is included in “Claims and discounts payable” in the accompanying consolidated balance sheets.

Medicare Part D ~ The PSS began participating in the Federal Government’s Medicare Part D program as a Prescription Drug Plan (“PDP”) on January 1, 2006. The PSS’ net revenues include insurance premiums earned by the PDP, which are determined based on the PDP’s annual bid and related contractual arrangements with the Centers for Medicare and Medicaid Services (“CMS”). The insurance premiums include a beneficiary premium, which is the responsibility of the PDP member, but is subsidized by CMS in the case of low-income members, and a direct premium paid by CMS. Premiums collected in advance are initially deferred in accrued expenses and are then recognized in net revenues over the period in which members are entitled to receive benefits.

In addition to these premiums, the PSS’ net revenues include co-payments, deductibles and co-insurance (collectively, the “Member Co-Payments”) related to PDP members’ actual prescription claims in its net revenues. In certain cases, CMS subsidizes a portion of these Member Co-Payments and pays the PSS an estimated prospective Member Co-Payment subsidy amount each month. The prospective Member Co-Payment subsidy amounts received from CMS are also included in the PSS’ net revenues. The Company assumes no risk for these amounts, which represented 1.3% and 0.8% of consolidated net revenues in 2008 and 2007, respectively. If the prospective Member Co-Payment subsidies received differ from the amounts based on actual prescription claims, the difference is recorded in either accounts receivable or accrued expenses.

The PSS accounts for CMS obligations and Member Co-Payments (including the amounts subsidized by CMS) using the gross method consistent with its revenue recognition policies for Mail Co-Payments and Retail Co-Payments (discussed previously in this document), which include the application of EITF 99-19. See Note 7 for additional information about Medicare Part D.

Retail Pharmacy Segment ~ The RPS recognizes revenue from the sale of merchandise (other than prescription drugs) at the time the merchandise is purchased by the retail customer. Revenue from the sale of prescription drugs is recognized at the time the prescription is filled, which is or approximates when the retail customer picks up the prescription. Customer returns are not material. Revenue generated from the performance of services in the RPS’ health care clinics is recognized at the time the services are performed. See Note 13 for additional information about the revenues of the Company’s business segments.

Cost of revenues:

Pharmacy Services Segment ~ The PSS’ cost of revenues includes: (i) the cost of prescription drugs sold during the reporting period directly through its mail service pharmacies and indirectly through its national retail pharmacy network, (ii) shipping and handling costs and (iii) the operating costs of its mail service pharmacies and customer service operations and related information technology support costs (including depreciation and amortization). The cost of prescription drugs sold component of cost of revenues includes: (i) the cost of the prescription drugs purchased from manufacturers or distributors and shipped to participants in customers’ benefit plans from the PSS’ mail service pharmacies, net of any volume-related or other discounts (see “Drug Discounts” previously in this document) and (ii) the cost of prescription drugs sold (including Retail Co-Payments) through the PSS’ national retail pharmacy network under contracts where it is the principal, net of any volume-related or other discounts.

Retail Pharmacy Segment ~ The RPS’ cost of revenues includes: the cost of merchandise sold during the reporting period and the related purchasing costs, warehousing and delivery costs (including depreciation and amortization) and actual and estimated inventory losses. See Note 13 for additional information about the cost of revenues of the Company’s business segments.

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

Retail Pharmacy Segment ~ Vendor allowances received by the RPS reduce the carrying cost of inventory and are recognized in cost of revenues when the related inventory is sold, unless they are specifically identified as a reimbursement of incremental costs for promotional programs and/or other services provided. Funds that are directly linked to advertising commitments are recognized as a reduction of advertising expense (included in operating expenses) when the related advertising commitment is satisfied. Any such allowances received in excess of the actual cost incurred also reduce the carrying cost of inventory. The total value of any upfront payments received from vendors that are linked to purchase commitments is initially deferred. The deferred amounts are then amortized to reduce cost of revenues over the life of the contract based upon purchase volume. The total value of any upfront payments received from vendors that are not linked to purchase commitments is also initially deferred. The deferred amounts are then amortized to reduce cost of revenues on a straight-line basis over the life of the related contract. The total amortization of these upfront payments was not material to the accompanying consolidated financial statements.

Shares held in trust ~ As a result of the Caremark Merger (see Note 2 for additional information about the Caremark Merger), the Company maintains grantor trusts, which held approximately 1.7 million and 9.2 million shares of its common stock at December 31, 2008 and December 29, 2007, respectively. These shares are designated for use under various employee compensation plans. Since the Company holds these shares, they are excluded from the computation of basic and diluted shares outstanding.

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

Store opening and closing costs ~ New store opening costs, other than capital expenditures, are charged directly to expense when incurred. When the Company closes a store, the present value of estimated unrecoverable costs, including the remaining lease obligation less estimated sublease income and the book value of abandoned property and equipment, are charged to expense. The long-term portion of the lease obligations associated with store closings was $398.6 million and $370.0 million in 2008 and 2007, respectively.

Advertising costs ~ Advertising costs are expensed when the related advertising takes place. Advertising costs, net of vendor funding, (included in operating expenses), were $323.8 million in 2008, $290.6 million in 2007 and $265.3 million in 2006.

Interest expense, net ~ Interest expense was $529.8 million, $468.3 million and $231.7 million, and interest income was $20.3 million, $33.7 million and $15.9 million in 2008, 2007 and 2006, respectively. Capitalized interest totaled $27.8 million in 2008, $23.7 million in 2007 and $20.7 million in 2006.

Accumulated other comprehensive loss ~ Accumulated other comprehensive loss consists of changes in the net actuarial gains and losses associated with pension and other post retirement benefit plans, unrealized losses on derivatives and an adjustment to initially apply SFAS No. 158. In accordance with SFAS No. 158, the amount included in accumulated other comprehensive income related to the Company’s pension and post retirement plans was $216.9 million pre-tax ($132.3 million after-tax) as of December 31, 2008 and $58.7 million pre-tax ($35.9 million after-tax) as of December 29, 2007. The unrealized loss on derivatives totaled $16.6 million pre-tax ($10.5 million after-tax) and $21.9 million pre-tax ($13.8 million after-tax) as of December 31, 2008 and December 29, 2007, respectively.

Stock-based compensation ~ On January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment,” using the modified prospective transition method. Under this method, compensation expense is recognized for options granted on or after January 1, 2006 as well as any unvested options on the date of adoption. As allowed under the modified prospective transition method, prior period financial statements have not been restated. Prior to January 1, 2006, the Company accounted for its stock-based compensation plans under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, no stock-based employee compensation costs were reflected in net earnings for options granted under those plans since they had an exercise price equal to the fair market value of the underlying common stock on the date of grant. See Note 10 for additional information about stock-based compensation.

Income taxes ~ The Company provides for federal and state income taxes currently payable, as well as for those deferred because of timing differences between reported income and expenses for financial statement purposes versus tax purposes. Federal and state tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recoverable or settled. The effect of a change in tax rates is recognized as income or expense in the period of the change. See Note 11 for additional information about income taxes.

Loss from discontinued operations ~ In connection with certain business dispositions completed between 1991 and 1997, the Company continues to guarantee store lease obligations for a number of former subsidiaries, including Linens ‘n Things. On May 2, 2008, Linens Holding Co. and certain affiliates, which operate Linens ‘n Things, filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Pursuant to the court order entered on October 16, 2008, Linens Holding Co. is in the process of liquidating the entire Linens ‘n Things retail chain. The Company’s loss from discontinued operations includes $132.0 million of lease-related costs ($214.4 million, net of an $82.4 million income tax benefit), which the Company believes it will likely be required to satisfy pursuant to its Linens ‘n Things lease guarantees. These amounts, which are expected to change as each lease is resolved, were calculated in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”

Earnings per common share ~ Basic earnings per common share is computed by dividing: (i) net earnings, after deducting the after-tax Employee Stock Ownership Plan (“ESOP”) preference dividends, by (ii) the weighted average number of common shares outstanding during the year (the “Basic Shares”).

When computing diluted earnings per common share, the Company assumes that the ESOP preference stock is converted into common stock and all dilutive stock awards are exercised. After the assumed ESOP preference stock conversion, the ESOP Trust would hold common stock rather than ESOP preference stock and would receive common stock dividends ($0.25800 per share in 2008, $0.22875 per share in 2007 and $0.15500 per share in 2006) rather than ESOP preference stock dividends (currently $3.90 per share). Since the ESOP Trust uses the dividends it receives to service its debt, the Company would have to increase its contribution to the ESOP Trust to compensate it for the lower dividends. This additional contribution would reduce the Company’s net earnings, which in turn, would reduce the amounts that would be accrued under the Company’s incentive compensation plans.

Diluted earnings per common share is computed by dividing: (i) net earnings, after accounting for the difference between the dividends on the ESOP preference stock and common stock and after making adjustments for the incentive compensation plans, by (ii) Basic Shares plus the additional shares that would be issued assuming that all dilutive stock awards are exercised and the ESOP preference stock is converted into common stock. Options to purchase 20.9 million, 10.7 million, and 4.7 million shares of common stock were outstanding as of December 31, 2008, December 29, 2007 and December 30, 2006, respectively, but were not included in the calculation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive. See Note 8 for additional information about the ESOP.

New Accounting Pronouncements ~ In the first quarter of 2008, the Company adopted EITF Issue No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements” (“EITF 06-4”). EITF 06-4 requires the application of the provisions of SFAS No. 106, “Employers’ Accounting for Postretirement Benefits Other Than Pensions” (“SFAS 106”) (if, in substance, a postretirement benefit plan exists), or Accounting Principles Board Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) to endorsement split-dollar life insurance arrangements. SFAS 106 requires the recognition of a liability for the discounted value of the future premium benefits that will be incurred through the death of the underlying insureds. The adoption of this statement did not have a material effect on the Company’s consolidated results of operations, financial position and cash flows.

In the first quarter of 2008, the Company adopted EITF No. 06-10 “Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements” (“EITF 06-10”) effective fiscal 2008. EITF 06-10 provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. The adoption of this statement did not have a material effect on the Company’s consolidated results of operations, financial position and cash flows.

In the first quarter of 2008, the Company adopted Financial Accounting Standards Board (“FASB”) Staff Position No. FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active”, which clarifies the application of SFAS No. 157 in a market that is not active. The adoption of this statement did not have a material impact on the Company’s consolidated results of operations, financial position and cash flows.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), Business Combinations (“SFAS 141R”), which replaces SFAS 141. SFAS 141R establishes the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of business combinations. SFAS 141R is effective for fiscal years beginning after December 15, 2008.

As of December 31, 2008, the Company had $202.3 million of unrecognized tax benefits (after considering the federal benefit of state taxes) related to business combinations that would have been treated as an adjustment to the purchase price allocation if they had been recognized under SFAS 141. It is possible that a significant portion of these benefits will be recognized within the next twelve months. To the extent these benefits are recognized after the adoption of SFAS 141R, their recognition would affect the Company’s effective income tax rate rather than being treated as an adjustment to the purchase price allocation of the acquiree.

In February 2008, the FASB issued FASB Staff Position (“FSP”) No. SFAS 157-2, “Effective Date of FASB Statement No. 157”, which defers the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), to fiscal years and interim periods within those fiscal years, beginning after November 15, 2008. The Company does not believe the adoption of this statement will have a material effect on its consolidated results of operations, financial position and cash flows.

In April 2008, the FASB issued FSP No. FAS 142-3, Determining the Useful Life of Intangible Assets, which amends the factors an entity should consider in developing renewal or extension assumptions used in determining the useful lives of recognized intangible assets. This statement is effective for fiscal years beginning after December 15, 2008. The Company does not believe the adoption of this statement will have a material effect on its consolidated results of operations, financial position and cash flows.

In June 2008, the FASB reached consensus on EITF Issue No. 08-3, Accounting by Lessees for Nonrefundable Maintenance Deposits (“EITF 08-3”). Under EITF 08-3, lessees should account for nonrefundable maintenance deposits as deposit assets if it is probable that maintenance activities will occur and the deposit is therefore realizable. Amounts on deposit that are not probable of being used to fund future maintenance activities should be expensed. EITF 08-3 is effective for fiscal years beginning after December 15, 2008. Early application is not permitted. The Company does not believe the adoption of this statement will have a material effect on its consolidated results of operations, financial position and cash flows.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”, which enhances the required disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan, including investment allocations decisions, inputs and valuations techniques used to measure the fair value of plan assets and significant concentrations of risks within plan assets. This statement is effective for financial statements issued for fiscal years ending after December 15, 2009. The Company is currently evaluating the potential impact the adoption of this statement may have on its consolidated financial statement disclosures.

2	Business Combinations

Caremark Merger

Effective March 22, 2007, pursuant to the Agreement and Plan of Merger dated as of November 1, 2006, as amended (the “Merger Agreement”), Caremark Rx, Inc. was merged with a newly formed subsidiary of CVS Corporation, with Caremark Rx, Inc., L.L.C. (“Caremark”) continuing as the surviving entity (the “Caremark Merger”). Following the merger, the Company changed its name to CVS Caremark Corporation.

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

The merger was accounted for using the purchase method of accounting under SFAS No. 141, “Business Combinations” (“SFAS 141”) using the purchase method of accounting. Under the purchase method of accounting, CVS Corporation is considered the acquirer of Caremark for accounting purposes and the total purchase price was allocated to the assets acquired and liabilities assumed from Caremark based on their fair values as of March 22, 2007. Under the purchase method of accounting, the total consideration was approximately $26.9 billion and includes amounts related to Caremark common stock ($23.3 billion), Caremark stock options ($0.6 billion) and special cash dividend ($3.2 billion), less shares held in trust ($0.3 billion). The consideration associated with the common stock and stock options was based on the average closing price of CVS common stock for the five trading days ending February 14, 2007, which was $32.67 per share. The difference between the total consideration paid and the amounts allocated to the assets acquired and liabilities assumed has been recognized as goodwill in the accompanying consolidated balance sheets. The results of the operations of Caremark have been included in the consolidated statements of operations since March 22, 2007.

Following is a summary of the assets acquired and liabilities assumed as of March 22, 2007.

Assets Acquired and Liabilities Assumed as of March 22, 2007 In millions
Cash and cash equivalents	$1,293.4
Short-term investments	27.5
Accounts receivable	2,472.7
Inventories	442.3
Deferred tax asset	95.4
Other current assets	31.2

Total current assets	4,362.5
Property and equipment	305.3
Goodwill	20,924.3
Intangible assets (1)	9,319.7
Other assets	67.2

Total assets acquired	34,979.0

Accounts payable	960.8
Claims and discounts payable	2,430.1
Accrued expenses (2)	1,062.9

Total current liabilities	4,453.8
Deferred tax liability	3,581.4
Other long-term liabilities	93.2

Total liabilities	8,128.4

Net assets acquired	$26,850.6

(1)	Intangible assets include customer contracts and relationships ($2.9 billion) with an estimated weighted average life of 14.7 years, proprietary technology ($108.1 million) with an estimated weighted average life of 3.5 years, net favorable leasehold interests ($12.7 million) with an estimated weighted average life of 6.2 years, covenants not to compete ($9.0 million) with an estimated average life of 2 years and trade names ($6.4 billion), which are indefinitely lived.

(2)	Accrued expenses include $54.9 million for estimated severance, benefits and outplacement costs for approximately 340 Caremark employees terminated in connection with the Caremark Merger. As of December 31, 2008, $49.7 million of the liability has been settled with cash payments. The remaining liability will require future cash payments through 2009.

In addition, effective October 20, 2008, the Company acquired Longs Drug Stores Corporation for approximately $2.6 billion (the “Longs Acquisition”). The fair value of the assets acquired and liabilities assumed were $4.4 billion and $1.8 billion, respectively. The merger was accounted for using the purchase method of accounting under SFAS 141. The Longs Acquisition included 529 retail drug stores, RxAmerica, LLC, which provides pharmacy benefit management services and Medicare Part D benefits and other related assets. The Company’s results of operations and cash flows include the Longs Acquisition beginning October 20, 2008.

3	Goodwill and Other Intangibles

The Company accounts for goodwill and intangibles under SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142, goodwill and other indefinitely-lived assets are not amortized, but are subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate an impairment may exist.

When evaluating goodwill for potential impairment, the Company first compares the fair value of the reporting unit, based on estimated future discounted cash flows, to its carrying amount. If the estimated fair value of the reporting unit is less than its carrying amount, an impairment loss calculation is prepared. The impairment loss calculation compares the implied fair value of a reporting unit’s goodwill with the carrying amount of its goodwill. If the carrying amount of the goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to the excess. During the third quarter of 2008, the Company performed its required annual goodwill impairment tests. The Company concluded there were no goodwill impairments as of the testing date or December 31, 2008.

Indefinitely-lived intangible assets are tested by comparing the estimated fair value of the asset to its carrying value. If the carrying value of the asset exceeds its estimated fair value, an impairment loss is recognized and the asset is written down to its estimated fair value.

The carrying amount of goodwill was $25.5 billion and $23.9 billion as of December 31, 2008 and December 29, 2007, respectively. During 2008, goodwill increased primarily due to the Longs Acquisition.

The carrying amount of indefinitely-lived assets was $6.4 billion as of December 31, 2008 and December 29, 2007.

Intangible assets with finite useful lives are amortized over their estimated useful lives. The increase in the gross carrying amount of the Company’s amortizable intangible assets was primarily due to the preliminary purchase price allocations (which may change and the result of such changes, if any, may be material) the Company recorded in connection with the Longs Acquisition. Amortization expense for intangible assets totaled $405.0 million in 2008, $344.1 million in 2007 and $161.2 million in 2006. The anticipated annual amortization expense for these intangible assets is $421.4 million in 2009, $408.8 million in 2010, $399.0 million in 2011, $376.3 million in 2012 and $355.0 million in 2013.

Following is a summary of the Company’s intangible assets as of the respective balance sheet dates:

	Dec. 31, 2008		Dec. 29, 2007
In millions	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Trademarks (indefinitely-lived)	$6,398.0	$—	$6,398.0	$—
Customer contracts and relationships and Covenants not to compete	4,748.8	(1,240.4)	4,444.1	(876.9)
Favorable leases and Other	719.3	(179.5)	623.0	(158.6)

	$11,866.1	$(1,419.9)	$11,465.1	$(1,035.5)

4	Share Repurchase Program

On May 7, 2008, the Company’s Board of Directors authorized effective May 21, 2008, a share repurchase program for up to $2.0 billion of outstanding common stock. The specific timing and amount of repurchases will vary based on market conditions and other factors. From May 21, 2008 through December 31, 2008, the Company repurchased 0.6 million shares of common stock for $23.0 million. As a result of the Longs Acquisition, the Company elected to delay the completion of its share repurchase program. The Company currently intends to complete its share repurchase program in the second half of 2009.

On May 9, 2007, the Board of Directors of the Company authorized a share repurchase program for up to $5.0 billion of our outstanding common stock. The share repurchase program was completed during 2007 through a $2.5 billion fixed dollar accelerated share repurchase agreement (the “May ASR agreement”), under which final settlement occurred in October 2007 and resulted in the repurchase of 67.5 million shares of common stock; an open market repurchase program, which concluded in November 2007 and resulted in 5.3 million shares of common stock being repurchased for $211.9 million; and a $2.3 billion dollar fixed accelerated share repurchase agreement (the “November ASR agreement”), which resulted in an initial 51.6 million shares of common stock being purchased and placed into treasury stock as of December 29, 2007. The final settlement under the November ASR agreement occurred on March 28, 2008 and resulted in the Company receiving an additional 5.7 million shares of common stock, which were placed into treasury stock as of March 29, 2008.

5	Borrowing and Credit Agreements

Following is a summary of the Company’s borrowings as of the respective balance sheet dates:

In millions	Dec. 31, 2008	Dec. 29, 2007
Commercial paper	$2,544.1	$2,085.0
Bridge credit facility	500.0	—
4.0% senior notes due 2009	650.0	650.0
Floating rate notes due 2010(2)	350.0	—
Floating rate notes due 2010(2)	1,750.0	1,750.0
5.75% senior notes due 2011	800.0	800.0
4.875% senior notes due 2014	550.0	550.0
6.125% senior notes due 2016	700.0	700.0
5.75% senior notes due 2017	1,750.0	1,750.0
6.25% senior notes due 2027	1,000.0	1,000.0
8.52% ESOP notes due 2008(1)	—	44.5
6.302% Enhanced Capital Advantage Preferred Securities	1,000.0	1,000.0
Mortgage notes payable	7.1	7.3
Capital lease obligations	153.4	145.1

	11,754.6	10,481.9
Less:
Short-term debt	(3,044.1)	(2,085.0)
Current portion of long-term debt	(653.3)	(47.2)

	$8,057.2	$8,349.7

(1)	See Note 8 for additional information about the Company’s ESOP.

(2)	As of December 31, 2008, the weighted average interest rate for the Company’s floating rate notes due in 2010 was 2.70%.

In connection with its commercial paper program, the Company maintains a $675 million, five-year unsecured back-up credit facility, which expires on June 11, 2009, a $675 million, five-year unsecured back-up credit facility, which expires on June 2, 2010, a $1.4 billion, five-year unsecured back-up credit facility, which expires on May 12, 2011 and a $1.3 billion, five-year unsecured back-up credit facility, which expires on March 12, 2012. On September 12, 2008 the Company entered into a $1.2 billion unsecured backup credit facility, which expires on September 11, 2009, to serve as a bridge facility to finance a portion of the Longs Acquisition. The credit facilities allow for borrowings at various rates depending on the Company’s public debt ratings and require the Company to pay a quarterly facility fee of 0.1%, regardless of usage. As of December 31, 2008 the Company had $500 million of borrowings outstanding against the bridge facility at an interest rate of 1.72%. As of December 31, 2008, the Company had no outstanding borrowings against the other credit facilities. The weighted average interest rate for short-term debt was 5.36% as of December 31, 2008 and 5.3% as of December 29, 2007.

On September 10, 2008, the Company issued $350 million of floating rate senior notes due September 10, 2010 (the “2008 Notes”). The 2008 Notes pay interest quarterly and may be redeemed at any time, in whole or in part at a defined redemption price plus accrued interest. The net proceeds from the 2008 Notes were used to fund a portion of the Longs Acquisition.

On May 22, 2007, the Company issued $1.75 billion of floating rate senior notes due June 1, 2010, $1.75 billion of 5.75% unsecured senior notes due June 1, 2017, and $1.0 billion of 6.25% unsecured senior notes due June 1, 2027 (collectively the “2007 Notes”). Also on May 22, 2007, the Company entered into an underwriting agreement pursuant to which the Company agreed to issue and sell $1.0 billion of Enhanced Capital Advantaged Preferred Securities (“ECAPS”) due June 1, 2062 to the underwriters. The ECAPS bear interest at 6.302% per year until June 1, 2012 at which time they will pay interest based on a floating rate. The 2007 Notes and ECAPS pay interest semi-annually and may be redeemed at any time, in whole or in part at a defined redemption price plus accrued interest. The net proceeds from the 2007 Notes and ECAPS were used to repay a portion of the bridge credit facility and commercial paper borrowings used to fund a portion of the Longs Acquisition purchase price and retire $353 million of debt assumed as part of the Longs Acquisition.

The credit facilities, back-up credit facility, unsecured senior notes and ECAPS contain customary restrictive financial and operating covenants. The covenants do not materially affect the Company’s financial or operating flexibility.

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2008 are $653.3 million in 2009, $2.1 billion in 2010, $803.9 million in 2011, $1.0 billion in 2012 and $3.8 million in 2013.

6	Leases

The Company leases most of its retail and mail locations, ten of its distribution centers and certain corporate offices under non-cancelable operating leases, with initial terms of 15 to 25 years and with options that permit renewals for additional periods. The Company also leases certain equipment and other assets under non-cancelable operating leases, with initial terms of 3 to 10 years. Minimum rent is expensed on a straight-line basis over the term of the lease. In addition to minimum rental payments, certain leases require additional payments based on sales volume, as well as reimbursement for real estate taxes, common area maintenance and insurance, which are expensed when incurred.

Following is a summary of the Company’s net rental expense for operating leases for the respective years:

In millions	2008	2007	2006
Minimum rentals	$1,691.3	$1,557.0	$1,361.2
Contingent rentals	57.8	65.1	61.5

	1,749.1	1,622.1	1,422.7
Less: sublease income	(24.9)	(21.5)	(26.4)

	$1,724,2	$1,600.6	$1,396.3

Following is a summary of the future minimum lease payments under capital and operating leases as of December 31, 2008:

In millions	Capital Leases	Operating Leases
2009	$17.0	$1,744.2
2010	17.2	1,854.4
2011	17.2	1,609.0
2012	17.6	1,682.6
2013	17.9	1,583.4
Thereafter	83.0	14,821.0

	$169.9	$23,294.6
Less: imputed interest	(125.6)	—

Present value of capital lease obligations	$44.3	$23,294.6

The Company finances a portion of its store development program through sale-leaseback transactions. The properties are sold and the resulting leases qualify and are accounted for as operating leases. The Company does not have any retained or contingent interests in the stores and does not provide any guarantees, other than a guarantee of lease payments, in connection with the sale-leaseback transactions. Proceeds from sale-leaseback transactions totaled $203.8 million in 2008. This compares to $601.3 million in 2007 and $1.4 billion in 2006, which included approximately $800 million in proceeds associated with the sale and leaseback of some of the properties, acquired from Albertson’s, Inc. Under the transactions, the properties are sold at fair value, which approximates net book value, and the resulting leases qualify and are accounted for as operating leases. The operating leases that resulted from these transactions are included in the above table.

7	Medicare Part D

The Company offers Medicare Part D benefits through SilverScript, which has contracted with CMS to be a PDP and, pursuant to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“MMA”), must be a risk-bearing entity regulated under state insurance laws or similar statutes. In addition, RxAmerica offered Medicare Part D benefits under insurance waivers from CMS. RxAmerica has acquired a registered insurance company, subsequently renamed Accendo Insurance Company, which is now licensed to operate as an insurance company in all 50 states. The acquisition of Accendo will allow RxAmerica to continue to offer Medicare Part D benefits through Accendo after the expiration of its insurance waivers from CMS on January 1, 2009.

SilverScript and Accendo are licensed domestic insurance companies under the applicable laws and regulations. Pursuant to these laws and regulations, SilverScript and Accendo must file quarterly and annual reports with the National Association of Insurance Commissioners (“NAIC”) and certain state regulators, must maintain certain minimum amounts of capital and surplus under a formula established by the NAIC and must, in certain circumstances, request and receive the approval of certain state regulators before making dividend payments or other capital distributions to the Company. The Company does not believe these limitations on dividends and distributions materially impact its financial position.

The Company has recorded estimates of various assets and liabilities arising from its participation in the Medicare Part D program based on information in its claims management and enrollment systems. Significant estimates arising from its participation in this program include: (i) estimates of low-income cost subsidy and reinsurance amounts ultimately payable to or receivable from CMS based on a detailed claims reconciliation that will occur in 2009; (ii) estimates of amounts payable to or receivable from other PDPs for claims costs incurred as a result of retroactive enrollment changes, which were communicated by CMS after such claims had been incurred; and (iii) an estimate of amounts receivable from or payable to CMS under a risk-sharing feature of the Medicare Part D program design, referred to as the risk corridor.

8	Employee Stock Ownership Plan

The Company sponsored a defined contribution Employee Stock Ownership Plan (the “ESOP”) that covers full-time employees with at least one year of service.

In 1989, the ESOP Trust issued and sold $357.5 million of 20-year, 8.52% notes, which were due and retired on December 31, 2008 (the “ESOP Notes”). The proceeds from the ESOP Notes were used to purchase 6.7 million shares of Series One ESOP Convertible Preference Stock (the “ESOP Preference Stock”) from the Company. Since the ESOP Notes were guaranteed by the Company, the outstanding balance was reflected as long-term debt, and a corresponding guaranteed ESOP obligation was reflected in shareholders’ equity in the accompanying consolidated balance sheets.

Each share of ESOP Preference Stock has a guaranteed minimum liquidation value of $53.45, is convertible into 4.628 shares of common stock and is entitled to receive an annual dividend of $3.90 per share.

The ESOP Trust used the dividends received and contributions from the Company to repay the ESOP Notes. As the ESOP Notes were repaid, ESOP Preference Stock was allocated to plan participants based on (i) the ratio of each year’s debt service payment to total current and future debt service payments multiplied by (ii) the number of unallocated shares of ESOP Preference Stock in the plan.

As of December 31, 2008, 3.6 million shares of ESOP Preference Stock were outstanding and allocated to plan participants. On January 30, 2009, pursuant to the Company’s Amended and Restated Certificate of Incorporation (the “Charter”), the Company informed the trustee of the ESOP Trust of its intent to redeem for cash all of the outstanding shares of ESOP Preference Stock on February 24, 2009 (the “Redemption Date”). Under the Charter, at any time prior to the Redemption Date, the trustee is afforded the right to convert the ESOP Preference Stock into shares of the Company’s Common Stock. The conversion rate at the time of the notice was 4.628 shares of Common Stock for each share of ESOP Preference Stock. The trustee exercised its right of conversion on February 23, 2009, and all outstanding shares of ESOP Preference Stock were converted into Common Stock.

Annual ESOP expense recognized is equal to (i) the interest incurred on the ESOP Notes plus (ii) the higher of (a) the principal repayments or (b) the cost of the shares allocated, less (iii) the dividends paid. Similarly, the guaranteed ESOP obligation is reduced by the higher of (i) the principal payments or (ii) the cost of shares allocated.

Following is a summary of the ESOP activity for the respective fiscal years:

In millions	2008	2007	2006
ESOP expense recognized	$34.3	$29.8	$26.0
Dividends paid	14.0	14.8	15.6
Cash contributions	34.3	29.8	26.0
Interest payments	3.8	7.0	9.7
ESOP shares allocated	0.4	0.4	0.4

9	Pension Plans and Other Postretirement Benefits

Defined Contribution Plans

The Company sponsors voluntary 401(k) Savings Plans that cover substantially all employees who meet plan eligibility requirements. The Company makes matching contributions consistent with the provisions of the plans. At the participant’s option, account balances, including the Company’s matching contribution, can be moved without restriction among various investment options, including the Company’s common stock. The Company also maintains a nonqualified, unfunded Deferred Compensation Plan for certain key employees. This plan provides participants the opportunity to defer portions of their compensation and receive matching contributions that they would have otherwise received under the 401(k) Savings Plan if not for certain restrictions and limitations under the Internal Revenue Code. The Company’s contribution under the above defined contribution plans totaled $117.1 million in 2008, $80.6 million in 2007, and $63.7 million in 2006. The Company also sponsors an Employee Stock Ownership Plan. See Note 8 for additional information about this plan.

Other Postretirement Benefits

The Company provides postretirement health care and life insurance benefits to certain retirees who meet eligibility requirements. The Company’s funding policy is generally to pay covered expenses as they are incurred. For retiree medical plan accounting, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. As of December 31, 2008 the Company’s postretirement medical plans have an accumulated postretirement benefit obligation of $17.1 million. Net periodic benefit costs related to these postretirement medical plans were $0.9 million and $0.8 million for 2008 and 2007, respectively. As of December 31, 2007, the Company’s postretirement medical plans had an accumulated postretirement benefit obligation of $18.2 million.

Pension Plans

The Company sponsors nine non-contributory defined benefit pension plans that cover certain full-time employees, which were frozen in prior periods. These plans are funded based on actuarial calculations and applicable federal regulations. As of December 31, 2008, the Company’s qualified defined benefit plans have a projected benefit obligation of $545.9 million and plan assets of $285.8 million. As of December 31, 2007, the Company’s qualified defined benefit plans had a projected benefit obligation of $517.5 million and plan assets of $420.7 million. Net periodic pension costs related to these qualified benefit plans were $9.4 million and $13.6 million in 2008 and 2007, respectively.

The discount rate is determined by examining the current yields observed on the measurement date of fixed-interest, high quality investments expected to be available during the period to maturity of the related benefits on a plan by plan basis. The discount rate for the plans was 6.25% in 2008 and ranged 5.25% to 6.25% in 2007. The expected long-term rate of return is determined by using the target allocation and historical returns for each asset class on a plan by plan basis. The expected long-term rate of return for all plans was 8.5% in 2008 and 2007.

The Company uses an investment strategy, which emphasizes equities in order to produce higher expected returns, and in the long run, lower expected expense and cash contribution requirements. The pension plan assets allocation targets for the Retail Pharmacy Segment are 70% equity and 30% fixed income. The pension plan asset allocation targets for the Pharmacy Services Segment are 65% equity, 33% fixed income and 2% cash equivalents. The Retail Pharmacy Segment’s qualified defined benefit pension plans asset allocations as of December 31, 2008 were 60% equity, 39% fixed income and 1% other. The Pharmacy Services Segment qualified defined benefit pension plans asset allocations as of December 31, 2008 were 68% equity, 29% fixed income and 3% other.

The Company utilized a measurement date of December 31 to determine pension and other postretirement benefit measurements. The Company plans to make a $29.4 million contribution to the pension plans during the upcoming year.

Pursuant to various labor agreements, the Company is also required to make contributions to certain union-administered pension and health and welfare plans that totaled $49.3 million in 2008, $40.0 million in 2007, and $37.6 million in 2006. The Company also has nonqualified supplemental executive retirement plans in place for certain key employees.

The Company adopted SFAS No. 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R),” effective December 15, 2006. SFAS No. 158 requires an employer to recognize in its statement of financial position an asset for a plan’s overfunded status or a liability for a plan’s underfunded status, measure a plan’s assets and its obligations that determine its funded status as of the end of the employer’s fiscal year, and recognize changes in the funded status of a defined benefit postretirement plan in the year in which the changes occur. Those changes are reported in comprehensive income and in a separate component of shareholders’ equity. The adoption of this statement did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

10	Stock Incentive Plans

On January 1, 2006, the Company adopted SFAS No. 123(R), “Share-Based Payment,” using the modified prospective transition method. Under this method, compensation expense is recognized for options granted on or after January 1, 2006 as well as any unvested options on the date of adoption. Compensation expense for unvested stock options outstanding at January 1, 2006 is recognized over the requisite service period based on the grant-date fair value of those options and awards as previously calculated under the SFAS No. 123(R) pro forma disclosure requirements. As allowed under the modified prospective transition method, prior period financial statements have not been restated. Prior to January 1, 2006, the Company accounted for its stock-based compensation plans under the recognition and measurement principles of APB No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. As such, no stock-based employee compensation costs were reflected in net earnings for options granted under those plans since they had an exercise price equal to the fair market value of the underlying common stock on the date of grant.

Compensation expense related to stock options, which includes the 1999 Employee Stock Purchase Plan (the “1999 ESPP”) and the 2007 Employee Stock Purchase Plan (the “2007 ESPP” and collectively, the “ESPP”) totaled $106.3 million for 2008, compared to $84.5 million for 2007. The recognized tax benefit was $33.2 million and $26.9 million for 2008 and 2007, respectively. Compensation expense related to restricted stock awards totaled $18.9 million for 2008, compared to $12.1 million for 2007. Compensation costs associated with the Company’s share-based payments are included in selling, general and administrative expenses.

The 1999 ESPP provides for the purchase of up to 14.8 million shares of common stock. As a result of the 1999 ESPP not having sufficient shares available for the program to continue beyond 2007, the Board of Directors adopted, and shareholders approved, the 2007 ESPP. Under the 2007 ESPP, eligible employees may purchase common stock at the end of each six-month offering period, at a purchase price equal to 85% of the lower of the fair market value on the first day or the last day of the offering period and provides for the purchase of up to 15.0 million shares of common stock. During 2008, 2.2 million shares of common stock were purchased, under the provisions of the 1999 ESPP, at an average price of $35.67 per share. As of December 31, 2008, 14.8 million shares of common stock have been issued under the 1999 ESPP. As of December 31, 2008, 1.4 million shares of common stock had been issued under the 2007 ESPP.

The fair value of stock compensation expense associated with the Company’s ESPP is estimated on the date of grant (i.e.,

the beginning of the offering period) using the Black-Scholes Option Pricing Model and is recorded as a liability, which is adjusted to reflect the fair value of the award at the end of each reporting period until settlement date.

Following is a summary of the assumptions used to value the ESPP awards for each of the respective periods:

	2008	2007	2006
Dividend yield(1)	0.32%	0.33%	0.26%
Expected volatility(2)	25.22%	21.72%	26.00%
Risk-free interest rate(3)	2.75%	5.01%	5.08%
Expected life (in years)(4)	0.5	0.5	0.5

(1)	The dividend yield is calculated based on semi-annual dividends paid and the fair market value of the Company’s stock at the period end date.

(2)	The expected volatility is based on the historical volatility of the Company’s daily stock market prices over the previous six month period.

(3)	The risk-free interest rate is based on the Treasury constant maturity interest rate whose term is consistent with the expected term of ESPP options (i.e., 6 months).

(4)	The expected life is based on the semi-annual purchase period.

The Company’s 1997 Incentive Compensation Plan (the “ICP”) provides for the granting of up to 152.8 million shares of common stock in the form of stock options and other awards to selected officers, employees and directors of the Company. The ICP allows for up to 7.2 million restricted shares to be issued. The Company’s restricted awards are considered nonvested share awards as defined under SFAS No. 123(R). The restricted awards require no payment from the employee. Compensation cost is recorded based on the market price on the grant date and is recognized on a straight-line basis over the requisite service period.

The Company granted 1,274,000, 1,129,000, and 673,000 restricted stock units with a weighted average fair value of $40.70, $33.75, and $29.40 in 2008, 2007 and 2006, respectively. In addition, the Company granted 5,000 shares of restricted stock with a weighted average per share grant date fair value of $28.71 in 2006. Compensation costs for restricted shares and units totaled $18.9 million in 2008, $12.1 million in 2007, and $9.2 million in 2006, respectively.

In 2007, the Board of Directors adopted and shareholders approved the 2007 Incentive Plan. The terms of the 2007 Incentive Plan provide for grants of annual incentive and long-term performance awards to executive officers and other officers and employees of the Company or any subsidiary of the Company. The payment of such annual incentive and long-term performance awards will be in cash, stock, other awards or other property, in the discretion of the Management Planning and Development Committee of the Company’s Board of Directors, with any payment in stock to be pursuant to the ICP discussed above.

Following is a summary of the restricted share award activity under the ICP as of December 31, 2008:

	2008		2007
Shares in thousands	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested at beginning of year	161	$22.40	306	$22.08
Granted	—	—	—	—
Vested	(67)	39.75	(129)	32.75
Forfeited	(11)	18.75	(16)	22.00

Nonvested at end of year	83	$22.16	161	$22.40

Following is a summary of the restricted unit award activity under the ICP as of December 31, 2008:

	2008		2007
Units in thousands	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value
Nonvested at beginning of year	2,915	$28.23	2,009	$25.22
Granted	1,274	40.70	1,129	33.75
Vested	(180)	38.96	(198)	34.99
Forfeited	(40)	35.08	(25)	23.24

Nonvested at end of year	3,969	$32.08	2,915	$28.23

All grants under the ICP are awarded at fair market value on the date of grant. The fair value of stock options is estimated using the Black-Scholes Option Pricing Model and compensation expense is recognized on a straight-line basis over the requisite service period. Options granted prior to 2004 generally become exercisable over a four-year period from the grant date and expire ten years after the date of grant. Options granted during and subsequent to fiscal 2004 generally become exercisable over a three-year period from the grant date and expire seven years after the date of grant. As of December 31, 2008, there were 61.0 million shares available for future grants under the ICP.

SFAS No. 123(R) requires that the benefit of tax deductions in excess of recognized compensation cost be reported as a financing cash flow, rather than as an operating cash flow as required under prior guidance. Excess tax benefits of $53.1 million and $97.8 million were included in financing activities in the accompanying consolidated statement of cash flow during 2008 and 2007, respectively. Cash received from stock options exercised, which includes the ESPP, totaled $327.8 million and $552.4 million during 2008 and 2007, respectively. The total intrinsic value of options exercised during 2008 was $250.4 million, compared to $642.3 million and $117.8 million in 2007 and 2006, respectively. The fair value of options exercised during 2008 was $482.4 million, compared to $1.2 billion and $257.1 million during 2007 and 2006, respectively.

The fair value of each stock option is estimated using the Black- Scholes Option Pricing Model based on the following assumptions at the time of grant:

	2008	2007	2006
Dividend yield (1)	0.60%	0.69%	0.50%
Expected volatility (2)	22.98%	23.84%	24.58%
Risk-free interest rate (3)	2.28%	4.49%	4.74%
Expected life (in years)(4)	4.3	5.1	4.2

Weighted-average grant date fair value	$8.53	$8.29	$8.46

(1)	The dividend yield is based on annual dividends paid and the fair market value of the Company’s stock at the period end date.

(2)	The expected volatility is estimated using the Company’s historical volatility over a period equal to the expected life of each option grant after adjustments for infrequent events such as stock splits.

(3)	The risk-free interest rate is selected based on yields from U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the options being valued.

(4)	The expected life represents the number of years the options are expected to be outstanding from grant date based on historical option holder exercise experience.

As of December 31, 2008, unrecognized compensation expense related to unvested options totaled $150.7 million, which the Company expects to be recognized over a weighted-average period of 1.75 years. After considering anticipated forfeitures, the Company expects approximately 23.6 million of the unvested options to vest over the requisite service period.

Following is a summary of the Company’s stock option activity as of December 31, 2008:

Shares in thousands	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 29, 2007	60,022	$19.23	—	—
Granted	13,735	40.69	—	—
Exercised	(12,844)	18.59	—	—
Forfeited	(1,303)	35.67	—	—
Expired	(236)	23.82	—	—

Outstanding at December 31, 2008	59,374	$28.21	4.63	$277,599,232

Exercisable at December 31, 2008	34,832	$21.55	3.86	$276,911,898

11	Income Taxes

The income tax provision consisted of the following for the respective years:

In millions	2008	2007	2006
Current: Federal	$1,680.4	$1,250.8	$676.6
State	364.5	241.3	127.3

	2,044.9	1,492.1	803.9

Deferred: Federal	132.5	206.0	47.6
State	15.2	23.6	5.4

	147.7	229.6	53.0

Total	$2,192.6	$1,721.7	$856.9

Following is a reconciliation of the statutory income tax rate to the Company’s effective tax rate for the respective years:

	2008	2007	2006
Statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	4.1	4.2	3.9
Other	0.5	0.3	0.1

Federal and net State reserve release	—	—	(0.5)

Effective tax rate	39.6%	39.5%	38.5%

Following is a summary of the significant components of the Company’s deferred tax assets and liabilities as of the respective balance sheet dates:

In millions	Dec. 31, 2008	Dec. 29, 2007
Deferred tax assets:
Lease and rents	$317.6	$276.2
Inventory	72.9	56.7
Employee benefits	241.3	188.9
Accumulated other comprehensive items	91.2	31.8
Allowance for bad debt	95.4	74.6
Retirement benefits	13.8	6.2
Other	234.4	170.9
NOL	13.2	26.9

Total deferred tax assets	1,079.8	832.2

Deferred tax liabilities:
Depreciation and Amortization	(4,346.3)	(3,928.9)

Total deferred tax liabilities	(4,346.3)	(3,928.9)

Net deferred tax (liability)/assets	$(3,266.5)	$(3,096.7)

The Company believes it is more likely than not the deferred tax assets included in the above table will be realized during future periods.

During the fourth quarter of 2006, an assessment of tax reserves resulted in the Company recording a reduction of previously recorded tax reserves through the income tax provision of $11.0 million.

The following is a summary of our income tax reserve:

In millions	2008	2007
Beginning Balance	$233.4	$43.2
Additions based on tax positions related to the current year	6.0	207.5
Additions based on tax positions related to prior years	48.4	4.5
Reductions for tax positions of prior years	(7.8)	(6.7)
Expiration of statute of limitations	(9.1)	(2.0)
Settlements	(13.6)	(13.1)

Ending Balance	$257.3	$233.4

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of numerous state and local jurisdictions. Substantially all material income tax matters have been concluded for fiscal years through 1992. The Company and its subsidiaries anticipate that a number of income tax examinations will conclude and statutes of limitation for open years will expire over the next twelve months, which may cause a utilization or reduction of the Company’s reserve for uncertain tax positions of up to approximately $213.7 million.

During 2008, the Internal Revenue Service (the “IRS”) completed examinations of the Company’s 2006 consolidated U.S. income tax return and Caremark’s 2004 and 2005 consolidated U.S. income tax returns.

The IRS is currently examining the Company’s 2007 and 2008 consolidated U.S. income tax returns pursuant to the Compliance Assurance Process (“CAP”) program. The CAP program is a voluntary program under which taxpayers seek to resolve all or most issues with the IRS prior to or soon after the filing of their U.S. income tax returns, in lieu of being audited in the traditional manner. In addition to the CAP examinations, the IRS is examining Caremark’s consolidated U.S. income tax returns for 2006 and for its short tax year ended March 22, 2007. The Company and its subsidiaries are also currently under examination by a number of state and local tax authorities. As of December 31, 2008, no examination has resulted in any proposed adjustments that would result in a material change to the Company’s results of operations, financial condition or liquidity.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. During the fiscal year ended December 31, 2008, the Company recognized interest of approximately $27.1 million. The Company had approximately $61.8 million accrued for interest and penalties as of December 31, 2008.

There are no material reserves established at December 31, 2008 for income tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. If present, such items would impact deferred tax accounting, not the annual effective income tax rate, and would accelerate the payment of cash to the taxing authority to an earlier period.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate is approximately $229.1 million, after considering the federal benefit of state income taxes.

12	Commitments & Contingencies

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

As of December 31, 2008, the Company guaranteed approximately 95 such store leases (excluding the lease guarantees related to Linens ‘n Things, which is discussed in Note 1 previously in this document), with the maximum remaining lease term extending through 2018. Management believes the ultimate disposition of any of the remaining guarantees will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or future cash flows.

Caremark’s subsidiary Caremark, Inc. (now known as Caremark, L.L.C.) is a defendant in a qui tam lawsuit initially filed by a relator on behalf of various state and federal government agencies in Texas federal court in 1999. The case was unsealed in May 2005. The case seeks money damages and alleges that Caremark’s processing of Medicaid and certain other government claims on behalf of its clients violates applicable federal or state False Claims Acts and fraud statutes. The United States and the States of Texas, Tennessee, Florida, Arkansas, Louisiana and California intervened in the lawsuit, but Tennessee and Florida withdrew from the lawsuit in August 2006 and May 2007, respectively. The parties previously filed cross motions for partial summary judgment, and in August 2008, the court granted several of Caremark’s motions and denied the motions filed by the plaintiffs. The court’s recent rulings are favorable to Caremark and substantially limit the ability of the plaintiffs to assert False Claims Act allegations or statutory or common law theories of recovery based on Caremark’s processing of Medicaid and other government reimbursement requests. The state plaintiffs and the relator have filed a motion asking the court to reconsider its rulings. The United States has asked the court to take the procedural steps necessary for it to take an immediate appeal.

In December 2007, the Company received a document subpoena from the Office of Inspector General, United States Department of Health and Human Services (OIG), requesting information relating to the processing of Medicaid and other government agency claims on an adjudication platform of AdvancePCS (acquired by Caremark in 2004 and now known as CaremarkPCS, L.L.C.). The Company has initiated discussions with the OIG and with the U.S Department of Justice concerning our government claims processing activities on the two adjudication platforms used by AdvancePCS and one adjudication platform used by PharmaCare. We are also cooperating with the requests for information contained in the document subpoena by producing responsive documents on a rolling basis. We cannot predict with certainty the timing, outcome or consequence of any review of such information.

Caremark was named in a putative class action lawsuit filed in October 2003 in Alabama state court by John Lauriello, purportedly on behalf of participants in the 1999 settlement of various securities class action and derivative lawsuits against Caremark and others. Other defendants include insurance companies that provided coverage to Caremark with respect to the settled lawsuits. The Lauriello lawsuit seeks approximately $3.2 billion in compensatory damages plus other non-specified damages based on allegations that the amount of insurance coverage available for the settled lawsuits was misrepresented and suppressed. A similar lawsuit was filed in November 2003 by Frank McArthur, also in Alabama state court, naming as defendants Caremark, several insurance companies, attorneys and law firms involved in the 1999 settlement. This lawsuit was stayed as a later-filed class action, but McArthur was subsequently allowed to intervene in the Lauriello action. In February 2008, the Lauriello trial court proceedings were stayed pending an appeal by McArthur of certain rulings relating to his complaint in intervention. In September 2008, the Alabama Supreme Court entered judgment on the appeal and in December 2008, the trial court lifted its stay and returned the case to its active docket.

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

In October 2003, two independent pharmacies, North Jackson Pharmacy, Inc. and C&C, Inc. d/b/a Big C Discount Drugs, Inc. filed a putative class action complaint in Alabama federal court against Caremark, Caremark Inc., AdvancePCS (acquired by Caremark in March 2004 and now known as CaremarkPCS, L.L.C.) and two PBM competitors, seeking treble damages and injunctive relief. The case against Caremark and Caremark Inc. was transferred to Illinois federal court, and the AdvancePCS case was sent to arbitration based on contract terms between the pharmacies and AdvancePCS. The arbitration was then stayed by the parties pending developments in Caremark’s court case.

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

The Company is also a party to other litigation arising in the normal course of its business, none of which is expected to be material to the Company. The Company can give no assurance, however, that our operating results and financial condition will not be materially adversely affected, or that we will not be required to materially change our business practices, based on: (i) future enactment of new health care or other laws or regulations; (ii) the interpretation or application of existing laws or regulations, as they may relate to our business or the pharmacy services industry; (iii) pending or future federal or state governmental investigations of our business or the pharmacy services industry; (iv) institution of government enforcement actions against us; (v) adverse developments in any pending qui tam lawsuit against us, whether sealed or unsealed, or in any future qui tam lawsuit that may be filed against us; or (vi) adverse developments in other pending or future legal proceedings against us or affecting the pharmacy services industry.

13	Business Segments

The Company currently operates two business segments: Pharmacy Services and Retail Pharmacy. The operating segments are businesses of the Company for which separate financial information is available and for which operating results are evaluated on a regular basis by executive management in deciding how to allocate resources and in assessing performance. The Company’s business segments offer different products and services and require distinct technology and marketing strategies.

The Company evaluates segment performance based on net revenues, gross profit and operating profit before the effect of certain intersegment activities and charges. See Note 1 previously in this document for a description of the Pharmacy Services and Retail Pharmacy businesses and related significant accounting policies.

Following is a reconciliation of the Company’s business segments to the consolidated financial statements:

In millions	Pharmacy Services Segment (1)	Retail Pharmacy Segment	Intersegment Eliminations (2)	Consolidated Totals
2008:
Net revenues	$43,769.2	$48,989.9	$(5,287.2)	$87,471.9
Gross profit	3,550.0	14,740.4		18,290.4
Operating profit	2,562.5	3,483.7		6,046.2
Depreciation and amortization	355.0	919.2		1,274.2
Total assets	32,904.1	28,404.5	(348.7)	60,959.9
Goodwill	18,817.6	6,676.3		25,493.9
Additions to property and equipment	252.9	1,927.0		2,179.9

2007:
Net revenues	$34,938.4	$45,086.5	$(3,695.4)	$76,329.5
Gross profit	2,997.1	13,110.6		16,107.7
Operating profit	2,102.0	2,691.3		4,793.3
Depreciation and amortization	289.3	805.3		1,094.6
Total assets	32,133.4	22,844.3	(255.8)	54,721.9
Goodwill	18,454.9	5,467.4		23,922.3
Additions to property and equipment	94.1	1,711.2		1,805.3

2006:
Net revenues	$3,691.3	$40,285.6	$(155.5)	$43,821.4
Gross profit	458.8	11,283.4		11,742.2
Operating profit	318.1	2,123.5		2,441.6
Depreciation and amortization	41.4	691.9		733.3
Total assets	1,603.4	19,038.8	(68.1)	20,574.1
Goodwill	622.8	2,572.4		3,195.2
Additions to property and equipment	18.4	1,750.5		1,768.9

(1)	Net Revenues of the Pharmacy Services Segment include approximately $6,348.3 million and $4,618.2 million of Retail Co-Payments in 2008 and 2007 respectively.

(2)	Intersegment eliminations relate to intersegment revenues and accounts receivable that occur when a Pharmacy Services Segment customer uses a Retail Pharmacy Segment store to purchase covered products. When this occurs, both segments record the revenue on a standalone basis.

14	Reconciliation of Earnings Per Common Share

Following is a reconciliation of basic and diluted earnings per common share for the respective years:

In millions, except per share amounts	2008	2007	2006
Numerator for earnings per common share calculation:
Earnings from continuing operations	$3,344.1	$2,637.0	$1,368.9
Preference dividends, net of income tax benefit	(14.1)	(14.2)	(13.9)

Earnings from continuing operations available to common shareholders, basic	$3,330.0	$2,622.8	$1,355.0
Loss from discontinued operations, net of income tax benefit	(132.0)	—	—
Net earnings available to common shareholders, basic	$3,198.0	$2,622.8	$1,355.0

Earnings from continuing operations	$3,344.1	$2,637.0	$1,368.9
Dilutive earnings adjustments	(3.4)	(3.6)	(4.2)

Earnings from continuing operations available to common shareholders, diluted	$3,340.7	$2,633.4	$1,364.7
Loss from discontinued operations, net of income tax benefit	(132.0)	—	—

Net earnings available to common shareholders, diluted	$3,208.7	$2,633.4	$1,364.7

Denominator for earnings per common share calculation:
Weighted average common shares, basic	1,433.5	1,328.2	820.6
Preference stock	17.1	18.0	18.8
Stock options	13.8	22.3	11.5
Restricted stock units	4.7	3.3	2.3

Weighted average common shares, diluted	1,469.1	1,371.8	853.2

Basic earnings per common share:
Earnings from continuing operations	$2.32	$1.97	$1.65
Loss from discontinued operations	(0.09)	—	—

Net earnings	$2.23	$1.97	$1.65

Diluted earnings per common share:
Earnings from continuing operations	$2.27	$1.92	$1.60
Loss from discontinued operations	(0.09)	—	—

Net earnings	$2.18	$1.92	$1.60

15	Quarterly Financial Information (Unaudited)

In millions, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2008(1):
Net revenues	$21,326.0	$21,140.3	$20,863.4	$24,142.2	$87,471.9
Gross profit	4,293.0	4,373.2	4,400.6	5,223.6	18,290.4
Operating profit	1,370.1	1,478.1	1,466.2	1,731.8	6,046.2
Earnings from continuing operations	748.5	823.5	818.8	953.3	3,344.1
Loss from discontinued operations, net of income tax benefit	—	(48.7)	(82.8)	(0.5)	(132.0)
Net earnings	748.5	774.8	736.0	952.8	3,212.1

Earnings per share from continuing operations, basic	0.52	0.57	0.57	0.66	2.32
Loss per common share from discontinued operations	—	(0.03)	(0.06)	—	(0.09)

Net earnings per common share, basic	0.52	0.54	0.51	0.66	2.23
Earnings per common share from continuing operations, diluted	0.51	0.56	0.56	0.65	2.27
Loss per common share from discontinued operations	—	(0.03)	(0.06)	—	(0.09)

Net earnings per common share, diluted	0.51	0.53	0.50	0.65	2.18

Dividends per common share	0.06000	0.06000	0.06900	0.06900	0.25800

Stock price: (New York Stock Exchange)
High	41.53	44.29	40.14	34.90	44.29
Low	34.91	39.02	31.81	23.19	23.19
2007:
Net revenues	$13,188.6	$20,703.3	$20,495.2	$21,942.4	$76,329.5
Gross profit	3,303.2	4,158.5	4,195.2	4,450.8	16,107.7
Operating profit	736.5	1,309.8	1,271.1	1,475.9	4,793.3
Net earnings	408.9	723.6	689.5	815.0	2,637.0

Net earnings per common share, basic	0.45	0.48	0.47	0.56	1.97
Net earnings per common share, diluted	0.43	0.47	0.45	0.55	1.92

Dividends per common share	0.04875	0.06000	0.06000	0.06000	0.22875

Stock price: (New York Stock Exchange)
High	34.93	39.44	39.85	42.60	42.60
Low	30.45	34.14	34.80	36.43	30.45

(1)	On December 23, 2008, our Board of Directors approved a change in our fiscal year-end from the Saturday nearest December 31 of each year to December 31 of each year to better reflect our position in the health care, rather than the retail industry. The fiscal year change was effective beginning with the fourth of fiscal 2008. Prior to Board approval of this change, the Saturday nearest December 31, 2008 would have resulted in a 53-week fiscal year that would have ended January 3, 2009. As you review our operating performance, please consider that fiscal years 2008 and 2007 and fiscal quarters 2008 and 2007 include 368 days, 364 days, 95 days and 91 days, respectively.

Five-Year Financial Summary

In millions, except per share amounts	2008(1)	2007 (2)	2006	2005	2004
Statement of operations data:
Net revenues	$87,471.9	$76,329.5	$43,821.4	$37,006.7	$30,594.6
Gross profit	18,290.4	16,107.7	11,742.2	9,694.6	7,915.9
Operating expenses(3)(4)	12,244.2	11,314.4	9,300.6	7,675.1	6,461.2

Operating profit(5)	6,046.2	4,793.3	2,441.6	2,019.5	1,454.7
Interest expense, net	509.5	434.6	215.8	110.5	58.3
Income tax provision(6)	2,192.6	1,721.7	856.9	684.3	477.6

Earnings from continuing operations	3,344.1	2,637.0	1,368.9	1,224.7	918.8
Loss from discontinued operations, net of income tax benefit(7)	(132.0)	—	—	—	—

Net earnings	$3,212.1	$2,637.0	$1,368.9	$1,224.7	$918.8

Per common share data:
Basic earnings per common share:
Earnings from continuing operations	$2.32	$1.97	$1.65	$1.49	$1.13
Loss from discontinued operations	(0.09)	—	—	—	—

Net earnings	$2.23	$1.97	$1.65	$1.49	$1.13

Diluted earnings per common share:
Earnings from continuing operations	$2.27	$1.92	$1.60	$1.45	$1.10
Loss from discontinued operations	(0.09)	—	—	—	—

Net earnings	$2.18	$1.92	$1.60	$1.45	$1.10

Cash dividends per common share	0.25800	0.22875	0.15500	0.14500	0.13250

Balance sheet and other data:
Total assets	$60,959.9	$54,721.9	$20,574.1	$15,246.6	$14,513.3
Long-term debt (less current portion)	$8,057.2	$8,349.7	$2,870.4	$1,594.1	$1,925.9
Total shareholders’ equity	$34,574.4	$31,321.9	$9,917.6	$8,331.2	$6,987.2
Number of stores (at end of period)	6,923	6,301	6,205	5,474	5,378

(1)	On December 23, 2008, our Board of Directors approved a change in our fiscal year-end from the Saturday nearest December 31 of each year to December 31 of each year to better reflect our position in the health care, rather than the retail industry. The fiscal year change was effective beginning with the fourth quarter of fiscal 2008. Prior to Board approval of this change, the Saturday nearest December 31, 2008 would have resulted in a 53-week fiscal year that would have ended January 3, 2009. As you review our operating performance, please consider that fiscal 2008 includes 368 days, compared to each of the remaining fiscal years presented, which include 364 days.

(2)	Effective March 22, 2007, pursuant to the Agreement and Plan of Merger dated as of November 1, 2006, as amended (the “Merger Agreement”), Caremark Rx, Inc. was merged with and into a newly formed subsidiary of CVS Corporation, with the CVS subsidiary, Caremark Rx, L.L.C. (“Caremark”), continuing as the surviving entity (the “Caremark Merger”). Following the Caremark Merger, the name of the Company was changed to “CVS Caremark Corporation.” By virtue of the Caremark Merger, each issued and outstanding share of Caremark common stock, par value $0.001 per share, was converted into the right to receive 1.67 shares of CVS Caremark’s common stock, par value $0.01 per share. Cash was paid in lieu of fractional shares.

(3)	In 2006, the Company adopted the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements.” The adoption of this statement resulted in a $40.2 million pre-tax ($24.7 million after-tax) decrease in operating expenses for 2006.

(4)	In 2004, the Company conformed its accounting for operating leases and leasehold improvements to the views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission to the American Institute of Certified Public Accountants on February 7, 2005. As a result, the Company recorded a non-cash pre-tax adjustment of $65.9 million ($40.5 million after-tax) to operating expenses, which represents the cumulative effect of the adjustment for a period of approximately 20 years. Since the effect of this non-cash adjustment was not material to 2004, or any previously reported fiscal year, the cumulative effect was recorded in the fourth quarter of 2004.

(5)	Operating profit includes the pre-tax effect of the charge discussed in Note (3) and Note (4) above.

(6)	Income tax provision includes the effect of the following: (i) in 2006, a $11.0 million reversal of previously recorded tax reserves through the tax provision principally based on resolving certain state tax matters, (ii) in 2005, a $52.6 million reversal of previously recorded tax reserves through the tax provision principally based on resolving certain state tax matters, and (iii) in 2004, a $60.0 million reversal of previously recorded tax reserves through the tax provision principally based on finalizing certain tax return years and on a 2004 court decision relevant to the industry.

(7)	In connection with certain business dispositions completed between 1991 and 1997, the Company continues to guarantee store lease obligations for a number of former subsidiaries, including Linens ’n Things. On May 2, 2008, Linens Holding Co. and certain affiliates, which operate Linens ’n Things, filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Pursuant to the court order entered on October 16, 2008, Linens Holding Co. is in the process of liquidating the entire Linens ’n Things retail chain. The loss from discontinued operations includes $132.0 million of lease-related costs ($214.4 million, net of an $82.4 million income tax benefit), which the Company believes it will likely be required to satisfy pursuant to its Linens ’n Things lease guarantees. These amounts, which are expected to change as each lease is resolved, were calculated in accordance with Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CVS Caremark Corporation

We have audited the accompanying consolidated balance sheets of CVS Caremark Corporation as of December 31, 2008 and December 29, 2007, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the fiscal years ended December 31, 2008 and December 29, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CVS Caremark Corporation at December 31, 2008 and December 29, 2007, and the consolidated results of its operations and its cash flows for the fiscal years ended December 31, 2008 and December 29, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective December 31, 2006, CVS Caremark Corporation adopted Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 and effective December 30, 2007, CVS Caremark Corporation adopted Emerging Issues Task Force (EITF) No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements and EITF No. 06-10, Accounting for Collateral Assignment Split-Dollar Life Insurance Arrangements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CVS Caremark Corporation’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 26, 2009

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CVS Caremark Corporation

We have audited the accompanying consolidated statements of operations, shareholders’ equity and cash flows of CVS Caremark Corporation (formerly CVS Corporation) and subsidiaries for the fiscal year ended December 30, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of CVS Caremark Corporation and subsidiaries for the fiscal year ended December 30, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

KPMG LLP
Providence, Rhode Island
February 27, 2007