Form 10-K, Exhibit 13
period 2009-12-31
CVS CAREMARK CORP
filed 2010-02-26
CIK 64803

Exhibit 13

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and Cautionary Statement Concerning Forward-Looking Statements that are included in this Annual Report.

Overview of Our Business

CVS Caremark Corporation (“CVS Caremark”, the “Company”, “we” or “us”) is the largest pharmacy health care provider in the United States. As a fully integrated pharmacy services company, we believe we can drive value for our customers by effectively managing pharmaceutical costs and improving health care outcomes through our pharmacy benefit management, mail order and specialty pharmacy division, Caremark Pharmacy Services®; approximately 7,000 CVS/pharmacy® retail stores; our retail-based health clinic subsidiary, MinuteClinic®; and our online pharmacy, CVS.com®.

In March 2007, we completed our merger with Caremark Rx, Inc. (the “Caremark Merger”). Following the Caremark Merger, we changed our name to CVS Caremark Corporation and Caremark Rx, Inc. became a wholly-owned subsidiary, Caremark Rx, L.L.C. (“Caremark”). The Caremark Merger brought together the nation’s largest retail pharmacy chain and a leading pharmacy benefit manager. We believe the Caremark Merger has uniquely positioned our Company to deliver significant benefits to health plan sponsors through effective cost management solutions and innovative programs that engage plan members and promote healthier and more cost-effective behaviors. In addition, the Caremark Merger has enhanced our ability to offer plan members and consumers expanded choice, greater access and more personalized services.

In 2009, we made changes to our reportable segments to reflect changes that were made to the way our management evaluates the performance of operations, develops strategy and allocates resources. This change involves recording certain administrative expenses previously recorded within the Pharmacy Services and Retail Pharmacy segments in a new Corporate segment. The Corporate segment consists of costs primarily associated with executive management, corporate relations, legal, compliance, human resources, corporate information technology and finance. This change had no impact on our consolidated results of operations. As a result of this change, the Company has three segments: Pharmacy Services, Retail Pharmacy and Corporate. Our historical segment disclosures have been revised to conform to the current presentation.

We also made a change to our Pharmacy Services segment as it relates to our intersegment activities (such as the Maintenance Choice® program). This change impacts the gross profit and operating profit lines within the Pharmacy Services segment. Under the Maintenance Choice program, eligible members and plan sponsors can elect to pick up their maintenance prescriptions at Retail Pharmacy segment stores instead of receiving them through the mail. When this occurs, both the Pharmacy Services and Retail Pharmacy segments now record the revenue, gross profit and operating profit on a standalone basis and corresponding intersegment eliminations are made. This change had no impact on our consolidated results of operations.

Overview of Our Pharmacy Services Segment

Our Pharmacy Services business provides a full range of pharmacy benefit management (“PBM”) services including mail order pharmacy services, specialty pharmacy services, plan design and administration, formulary management and claims processing. Our clients are primarily employers, insurance companies, unions, government employee groups, managed care organizations and other sponsors of health benefit plans and individuals throughout the United States.

As a pharmacy benefits manager, we manage the dispensing of pharmaceuticals through our mail order pharmacies and national network of approximately 64,000 retail pharmacies (which include our CVS/pharmacy and Longs Drugs® stores) to eligible members in the benefit plans maintained by our clients and utilize our information systems to perform, among other things, safety checks, drug interaction screenings and brand to generic substitutions.

Our specialty pharmacies support individuals that require complex and expensive drug therapies. Our specialty pharmacy business includes mail order and retail specialty pharmacies that operate under the Caremark® and CarePlus CVS/pharmacy™ names. Substantially all of our mail service specialty pharmacies have been accredited by The Joint Commission.

We also provide health management programs, which include integrated disease management for 27 conditions, through our strategic alliance with Alere LLC and our Accordant® health management offering. The majority of these integrated programs are accredited by the National Committee for Quality Assurance.

In addition, through our SilverScript Insurance Company (“SilverScript”) and Accendo Insurance Company (“Accendo”) subsidiaries, we are a national provider of drug benefits to eligible beneficiaries under the Federal Government’s Medicare Part D program. The Company acquired Accendo in the Longs Acquisition (defined later in this document), and, effective January 1, 2009, Accendo replaced RxAmerica® as the Medicare-approved prescription drug plan for the RxAmerica Medicare Part D drug benefit plans.

Our Pharmacy Services segment generates net revenues primarily by contracting with clients to provide prescription drugs to plan members. Prescription drugs are dispensed by our mail order pharmacies, specialty pharmacies and national network of retail pharmacies. Net revenues are also generated by providing additional services to clients, including administrative services such as claims processing and formulary management, as well as health care related services such as disease management.

The Pharmacy Services segment operates under the Caremark Pharmacy Services®, Caremark, CVS Caremark™, CarePlus CVS/pharmacy, CarePlus™, RxAmerica Accordant Care™ and TheraCom® names. As of December 31, 2009, the Pharmacy Services segment operated 49 retail specialty pharmacy stores, 18 specialty mail order pharmacies and six mail service pharmacies located in 25 states, Puerto Rico and the District of Columbia.

Overview of Our Retail Pharmacy Segment

Our Retail Pharmacy segment sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, photo finishing, seasonal merchandise, greeting cards and convenience foods through our CVS/pharmacy and Longs Drug retail stores and online through CVS.com.

CVS/pharmacy is one of the nation’s largest retail pharmacy chains. With more than 40 years of dynamic growth in the retail pharmacy industry, the Retail Pharmacy segment generates more than two-thirds of its revenue from prescription sales and is committed to providing superior customer service by being the easiest pharmacy retailer for customers to use.

Our Retail Pharmacy segment also provides health care services through our MinuteClinic health care clinics. MinuteClinics are staffed by nurse practitioners and physician assistants who utilize nationally recognized protocols to diagnose and treat minor health conditions, perform health screenings and deliver vaccinations. We believe our clinics provide quality services that are quick, affordable and convenient.

Our proprietary loyalty card program, ExtraCare®, has well over 64 million active cardholders, making it one of the largest and most successful retail loyalty card programs in the country.

Effective October 20, 2008, we acquired Longs Drug Stores Corporation, which included 529 retail drug stores (the “Longs Drug Stores”), RxAmerica, LLC (“RxAmerica”), provides pharmacy benefit management services and Medicare Part D benefits, and other related assets (the “Longs Acquisition”).

As of December 31, 2009, our Retail Pharmacy segment included 7,025 retail drugstores (of which 6,964 operated a pharmacy) located in 41 states and the District of Columbia operating primarily under the CVS/pharmacy® or Longs Drug® names, our online retail website, CVS.com® and 569 retail health care clinics operating under the MinuteClinic® name (of which 557 were located in CVS/pharmacy stores).

Overview of Our Corporate Segment

The Corporate segment provides management and administrative services to support the Company. The Corporate segment consists of certain aspects of our executive management, corporate relations, legal, compliance, human resources, corporate information technology and finance departments.

Results of Operations

Fiscal Year Change - On December 23, 2008, the Board of Directors of the Company approved a change in the Company’s fiscal year end from the Saturday nearest December 31 of each year to December 31 of each year to better reflect the Company’s position in the health care, rather than the retail, industry. The fiscal year change was effective beginning with the fourth quarter of fiscal 2008.

As you review our operating performance, please consider the impact of the fiscal year change as set forth below:

Fiscal Year	Fiscal Year-End	Fiscal Period	Fiscal Period Includes
2009	December 31, 2009	January 1, 2009 - December 31, 2009	365 days

2008	December 31, 2008	December 30, 2007 - December 31, 2008	368 days

2007	December 29, 2007	December 31, 2006 - December 29, 2007	364 days

Unless otherwise noted, all references to years relate to the above fiscal years.

Summary of our Consolidated Financial Results

	Fiscal Year
In millions, except per common share amounts	2009	2008	2007
Net revenues	$98,729	$87,472	$76,330
Gross profit	20,380	18,290	16,108
Operating expenses	13,942	12,244	11,314

Operating profit	6,438	6,046	4,794
Interest expense, net	525	509	435

Income before income tax provision	5,913	5,537	4,359
Income tax provision	2,205	2,193	1,722

Income from continuing operations	3,708	3,344	2,637
Loss from discontinued operations, net of income tax benefit	(12)	(132)	—

Net income	$3,696	$3,212	$2,637

Diluted earnings per common share:
Income from continuing operations	$2.56	$2.27	$1.92
Loss from discontinued operations	(0.01)	(0.09)	—

Net income	$2.55	$2.18	$1.92

Net revenues increased $11.3 billion and $11.1 billion during 2009 and 2008, respectively. As you review our performance in this area, we believe you should consider the following important information:

•	During 2009, the Longs Acquisition increased net revenues by $6.6 billion, compared to 2008.

•	Three fewer days in the 2009 fiscal year negatively impacted net revenues by $671 million, compared to 2008.

•

During 2008, the Longs Acquisition increased net revenues by $1.1 billion, compared to 2007. 2008 includes net revenues from the Longs Drug Stores and RxAmerica from the acquisition date (October 20, 2008) forward.

•	Four additional days in the 2008 fiscal year increased net revenues by $1.1 billion, compared to 2007.

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

Gross profit increased $2.1 billion and $2.2 billion during 2009 and 2008, respectively. As you review our performance in this area, we believe you should consider the following important information:

•	During 2009, the Longs Acquisition increased gross profit dollars by $1.1 billion, but negatively impacted our gross profit rate compared to 2008.

•	Three fewer days in the 2009 fiscal year, negatively impacted gross profit by $146 million, compared to 2008.

•

During 2008, the Caremark Merger increased gross profit by approximately $553 million, compared to 2007. 2008 includes a full year of gross profit from Caremark, compared to 2007, which includes gross profit from Caremark from the merger date (March 22, 2007) forward.

•

During 2008, the Longs Acquisition increased gross profit by $314 million, compared to 2007. 2008 includes gross profit from the Longs Drug Stores and RxAmerica from the acquisition date (October 20, 2008) forward.

•	Four additional days in the 2008 fiscal year increased gross profit by $238 million, compared to 2007.

•	During 2008 and 2007, our gross profit benefited from significant purchasing synergies from the Caremark Merger.

•

In addition, our gross profit continued to benefit from the increased utilization of generic drugs (which normally yield a higher gross profit rate than equivalent brand name drugs) in both the Pharmacy Services and Retail Pharmacy segments.

Please see the Segment Analysis later in this document for additional information about our gross profit.

Operating expenses increased $1.7 billion and $930 million during 2009 and 2008, respectively. As you review our performance in this area, we believe you should consider the following important information:

•	During 2009, the Longs Acquisition increased operating expenses by $1.0 billion, but positively impacted our operating expense rate as a percentage of net revenues compared to 2008.

•	Three fewer days in the 2009 fiscal year, positively impacted operating expenses by $97 million, compared to 2008.

•

During 2008, the Caremark Merger increased operating expenses by approximately $92 million, compared to 2007. 2008 includes a full year of operating expenses from Caremark, compared to 2007, which includes operating expenses from Caremark from the merger date (March 22, 2007) forward.

•

During 2008, the Longs Acquisition increased operating expenses by $260 million, compared to 2007. 2008 includes operating expenses from the Longs Drug Stores and RxAmerica from the acquisition date (October 20, 2008) forward.

•	Four additional days in the 2008 fiscal year increased operating expenses by $146 million, compared to 2007.

Please see the Segment Analysis later in this document for additional information about operating expenses.

Interest expense, net consisted of the following:

In millions	2009	2008	2007
Interest expense	$530	$530	$468
Interest income	(5)	(21)	(33)

Interest expense, net	$525	$509	$435

During 2009, net interest expense increased by $16 million, compared to 2008, due primarily to lower interest income associated with our temporary investments.

During 2008, net interest expense increased by $74 million, compared to 2007, due to a combination of higher interest rates and an increase in our average debt balance, which resulted primarily from the borrowings used to fund an accelerated share repurchase program and the Longs Acquisition.

Income tax provision - Our effective income tax rate was 37.3% in 2009, 39.6% in 2008 and 39.5% in 2007.

During 2009, the decrease in the effective income tax rate was due to the recognition of approximately $167 million of previously unrecognized tax benefits (including accrued interest) relating to the expiration of various statutes of limitation and settlements with tax authorities. Excluding the impact of the recognition of previously unrecognized tax benefits for 2009, the effective income tax rate for 2009 would have been approximately 40.1%.

Income from continuing operations increased $364 million or 10.9% to $3.7 billion (or $2.56 per diluted share) in 2009. This compares to $3.3 billion (or $2.27 per diluted share) in 2008 and $2.6 billion (or $1.92 per diluted share) in 2007.

Loss from discontinued operations - In connection with certain business dispositions completed between 1991 and 1997, the Company continues to guarantee store lease obligations for a number of former subsidiaries, including Linens ‘n Things. On May 2, 2008, Linens Holding Co. and certain affiliates, which operate Linens ‘n Things, filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The Company’s loss from discontinued operations includes $12 million ($19 million, net of a $7 million income tax benefit) and $132 million ($214 million, net of an $82 million income tax benefit) of lease-related costs for 2009 and 2008, respectively.

Net income increased $484 million or 15.1% to $3.7 billion (or $2.55 per diluted share) in 2009. This compares to $3.2 billion (or $2.18 per diluted share) in 2008 and $2.6 billion (or $1.92 per diluted share) in 2007. Net income for 2009 benefited from the $167 million income tax benefit described above.

Segment Analysis

We evaluate the performance of our Pharmacy Services and Retail Pharmacy segments based on net revenues, gross profit and operating profit before the effect of certain intersegment activities and charges. The Company evaluates the performance of its Corporate segment based on operating expenses before the effect of discontinued operations and certain intersegment activities and charges. The following is a reconciliation of the Company’s business segments to the consolidated financial statements:

In millions	Pharmacy Services Segment(1)(3)	Retail Pharmacy Segment(3)	Corporate Segment	Intersegment Eliminations(2)(3)	Consolidated Totals
2009:
Net revenues	$51,065	$55,355	$—	$(7,691)	$98,729
Gross profit	3,835	16,593	—	(48)	20,380
Operating profit	2,866	4,159	(539)	(48)	6,438
2008(4):
Net revenues	$43,769	$48,990	$—	$(5,287)	$87,472
Gross profit	3,550	14,741	—	(1)	18,290
Operating profit	2,755	3,753	(461)	(1)	6,046
2007(4):
Net revenues	$34,938	$45,087	$—	$(3,695)	$76,330
Gross profit	2,997	13,111	—	—	16,108
Operating profit	2,245	2,960	(411)	—	4,794

(1)	Net revenues of the Pharmacy Services segment include approximately $6.9 billion, $6.3 billion and $4.6 billion of Retail Co-Payments for 2009, 2008 and 2007, respectively. Please see Note 1 to the consolidated financial statements for additional information about Retail Co-Payments.

(2)	Intersegment eliminations relate to two types of transactions: (i) Intersegment revenues that occur when Pharmacy Services segment clients use Retail Pharmacy segment stores to purchase covered products. When this occurs, both the Pharmacy Services and Retail Pharmacy segments record the revenue on a standalone basis and (ii) Intersegment revenues, gross profit and operating profit that occur when Pharmacy Services segment clients, through the Company’s intersegment activities (such as the Maintenance Choice Program), elect to pick up their maintenance prescriptions at Retail Pharmacy segment stores instead of receiving them through the mail. When this occurs, both the Pharmacy Services and Retail Pharmacy segments record the revenue, gross profit and operating profit on a standalone basis.

(3)	Beginning in 2008, when Pharmacy Services segment clients elect to pick up their maintenance prescriptions at Retail Pharmacy segment stores through the Company’s intersegment activities (such as the Maintenance Choice program) instead of receiving them through the mail, both segments record the corresponding revenue, gross profit and operating profit in their respective segment results. As a result, both the Pharmacy Services and the Retail Pharmacy segments include the following results for 2009 and 2008 associated with this activity: net revenues of $692 million and $8 million for 2009 and 2008, respectively; gross profit of $48 million and less than a $1 million for 2009 and 2008, respectively; operating profit of $48 million and less than a $1 million for 2009 and 2008, respectively.

(4)	The results for 2008 and 2007 have been revised to conform to the current presentation of our reportable segments.

Pharmacy Services Segment

The following table summarizes our Pharmacy Services segment’s performance for the respective periods:

	Fiscal Year Ended
In millions	2009	2008(3)(8)	2007(3)
Net revenues	$51,065	$43,769	$34,938
Gross profit	3,835	3,550	2,997
Gross profit % of net revenues	7.5%	8.1%	8.6%
Operating expenses	969	795	752
Operating expenses % of net revenues	1.9%	1.8%	2.2%
Operating profit	2,866	2,755	2,245
Operating profit % of net revenues	5.6%	6.3%	6.4%
Net revenues(4):
Mail choice(5)	$16,711	$14,909	$13,836
Pharmacy network(6)	34,004	28,482	20,831
Other	350	378	271
Comparable Financial Information(1)
Net revenues	$51,065	$43,769	$43,349
Gross profit	3,835	3,550	3,558
Gross profit % of net revenues	7.5%	8.1%	8.2%
Operating expenses	969	795	1,129
Merger and integration costs(2)	—	(23)	(273)

Operating expenses (net of merger and integration costs)	969	772	856
Operating expenses % of net revenues	1.9%	1.8%	2.0%
Operating profit	2,866	2,778	2,702
Operating profit % of net revenues	5.6%	6.3%	6.2%
Net revenues(4):
Mail choice(5)	$16,711	$14,909	$16,791
Pharmacy network(6)	34,004	28,482	26,219
Other	350	378	339
Pharmacy claims processed(4):
Total	658.5	633.4	607.2
Mail choice(5)	66.0	60.9	73.9
Pharmacy network(6)	592.5	572.5	533.3
Generic dispensing rate(4):
Total	68.2%	65.1%	60.1%
Mail choice(5)	56.5%	54.4%	48.1%
Pharmacy network(6)	69.3%	66.2%	61.7%
Mail choice penetration rate(7)	23.8%	22.9%	28.2%

(1)	The Comparable Financial Information above combines the historical Pharmacy Services segment results of CVS and Caremark assuming the Caremark Merger occurred at the beginning of each period presented. In each period presented, the comparable results include incremental depreciation and amortization expense resulting from the fixed and intangible assets recorded in connection with the Caremark Merger and exclude merger-related expenses and integration costs. The comparable financial information has been provided for illustrative purposes only and does not purport to be indicative of the actual results that would have been achieved by the combined business segment for the periods presented or that will be achieved by the combined business segment in the future.

(2)	Merger and integration costs for 2008 primarily include severance and retention, system integration and facility consolidation costs. Merger and integration costs for 2007 primarily include $80 million of stock option expense associated with the accelerated vesting of certain Caremark stock options, which vested upon consummation of the merger due to the change in control provisions of the underlying Caremark stock option plans, $43 million of change-in-control payments due upon the consummation of the Caremark Merger, resulting from the change-in-control provisions in certain Caremark employment agreements, and merger-related costs of $150 million.

(3)	2008 and 2007 have been revised to conform to the current presentation of our Pharmacy Services segment as discussed in the Overview of Our Business section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

(4)	Pharmacy network net revenues, claims processed and generic dispensing rates do not include Maintenance Choice, which are included within the mail choice category.

(5)	Mail choice is defined as claims filled at a Pharmacy Services’ mail facility, which includes specialty mail claims, as well as 90-day claims filled at retail under the Maintenance Choice program.

(6)	Pharmacy network is defined as claims filled at retail pharmacies, including CVS/pharmacy stores.

(7)	Excluding the impact of RxAmerica, the mail choice penetration rate would have been 26.2% and 23.3% for 2009 and 2008, respectively.

(8)	2008 includes the results of RxAmerica from the acquisition date (October 20, 2008) forward.

During 2009, the Pharmacy Services segment’s results of operations include a full year of RxAmerica results compared to 2008, which includes RxAmerica results from the acquisition date (October 20, 2008) forward.

During 2008 and 2007, the Pharmacy Services segment’s results of operations were significantly affected by the Caremark Merger. As such, the primary focus of our Pharmacy Services segment discussion is based on the comparable financial information presented previously in this document.

We define mail choice as claims filled at a Pharmacy Services’ mail facility, which includes specialty mail claims, as well as 90-day claims filled at retail pharmacies under the Maintenance Choice program.

Mail choice penetration rate is calculated based on mail choice and specialty claims divided by total pharmacy claims processed.

Net revenues - As you review our Pharmacy Services segment’s revenue performance, we believe you should consider the following important information:

•

The Pharmacy Services segment recognizes revenues for its national retail pharmacy network transactions based on individual contract terms. Caremark’s contracts are predominantly accounted for using the gross method. Prior to April 1, 2009, RxAmerica’s contracts were accounted for using the net method. Effective April 1, 2009, we converted a number of RxAmerica’s retail pharmacy network contracts to the Caremark contract structure, which resulted in those contracts being accounted for using the gross method. As a result, net revenues increased by $2.5 billion during 2009 compared to 2008.

In addition, prior to September 2007, PharmaCare’s contracts were accounted for using the net method. Effective September 1, 2007, we converted a number PharmaCare’s retail pharmacy network contracts to the Caremark contract structure, which resulted in those contracts being accounted for using the gross method. As a result, net revenues increased by approximately $1.8 billion during 2008 compared to 2007. Please see Note 1 to the consolidated financial statements for additional information about the Pharmacy Services segment’s revenue recognition policies.

•

During 2009, the inclusion of RxAmerica’s results increased net revenues by approximately $3.2 billion compared to 2008. These increases include the conversion of RxAmerica’s retail pharmacy network contracts to the Caremark contract structure discussed above.

•

During 2008, the inclusion of Caremark’s results increased net revenues by $7.9 billion, compared to 2007. 2008 includes a full year of net revenues from Caremark, compared to 2007, which includes net revenues from Caremark from the merger date (March 22, 2007) forward.

•	Three fewer days in the 2009 fiscal year negatively impacted net revenues by $268 million, compared to 2008.

•	Four additional days in the 2008 fiscal year increased our net revenue by $495 million, compared to 2007.

•

During 2009, our comparable mail choice claims processed increased 8.3% to 66.0 million claims. This increase was primarily due to favorable net new business and significant adoption of mail choice plan design. During 2008, our comparable mail choice claims processed decreased 17.6% to 60.9 million claims, compared to 73.9 million claims in 2007. This decrease was primarily due to the termination of the Federal Employees Health Benefit Plan (“FEP”) mail contract on December 31, 2007.

•

During 2009 and 2008, our average revenue per mail choice claim increased by 3.5% and 7.8%, compared to 2008 and 2007, respectively. Specialty mail choice claims, which have significantly higher average net revenues per claim, were the primary driver of the increase. Average revenue per specialty mail choice claim increased primarily due to drug cost inflation and claims mix. These increases were offset, in part, by an increase in the percentage of generic drugs dispensed and changes in client pricing.

•

During 2009 and 2008, our mail choice generic dispensing rate increased to 56.5% and 54.4%, respectively, compared to our comparable mail choice generic dispensing rate of 48.1% in 2007. These increases were primarily due to new generic drug introductions and our continued efforts to encourage plan members to use generic drugs when they are available. In addition, the termination of the FEP mail contract caused our comparable mail choice generic dispensing rate to increase by approximately 120 basis points during 2008, compared to 2007.

•

During 2009 and 2008, our pharmacy network claims processed increased to 592.5 million and 572.5 million, respectively, compared to our comparable pharmacy network claims of 533.3 million in 2007. The increase in 2009, was primarily due to an increase of 61.0 million RxAmerica claims compared with 2008. This was offset by the reduction in claims due to the termination of two large health plan clients effective January 1, 2009 and having three fewer days in the 2009 reporting period compared to 2008.

The increase in 2008 was primarily due to the addition of approximately 13.5 million RxAmerica claims (beginning October 20, 2008), growth in our existing business (including our Medicare Part D business), the four additional days in the 2008 reporting period compared to the 2007 reporting period and new clients.

•

During 2009, our average revenue per pharmacy network claim processed increased by 15.4%, compared to 2008. Our average revenue per pharmacy network claim processed is affected by (i) the inclusion of RxAmerica results, whose retail pharmacy network contracts were accounted for using the net revenue recognition method prior to April 1, 2009, as discussed above; (ii) higher drug costs, which normally result in higher claim revenues, (iii) client pricing, (iv) changes in the percentage of generic drugs dispensed and (v) claims mix.

•

During 2008, our comparable average revenue per pharmacy network claim processed increased by 1.2%, compared to 2007. This increase was primarily due to the change in the revenue recognition method from net to gross for certain PharmaCare contracts (as discussed above) and higher drug costs. These factors increased our average revenue per retail network claim by approximately 6.6%. These increases were offset, in part by (i) the inclusion of RxAmerica’s results (beginning October 20, 2008), which decreased our average revenue per retail network claim by 2.1%, (ii) client pricing, (iii) claims mix and (iv) an increase in the percentage of generic drugs dispensed.

•

During 2009 and 2008, our pharmacy network generic dispensing rate increased to 69.3% and 66.2%, respectively, compared to our comparable pharmacy network dispensing rate of 61.7% in 2007. These increases were primarily due to the impact of new generic drug introductions, our continued efforts to encourage plan members to use generic drugs when they are available, and the impact of RxAmerica claims. RxAmerica pharmacy network claims increased our generic dispensing rate by approximately 120 basis points in 2009 compared to 20 basis points in 2008. We believe our generic dispensing rates will continue to increase in future periods. This increase will be affected by, among other things, the number of new generic drug introductions and our success at encouraging plan members to utilize generic drugs when they are available.

•

During 2009 and 2008, our net revenues benefited from our participation in the administration of the Medicare Part D drug benefit by providing PBM services to our health plan clients and other clients that have qualified as a Medicare

Part D Prescription Drug Plan (a “PDP”). We are also a national provider of drug benefits to eligible beneficiaries under the Medicare Part D program through our subsidiaries, Silverscript and Accendo (which have been approved by CMS as PDPs), and in 2008 and 2007, through a joint venture with Universal American Corp. (“UAC”), which sponsored a CMS approved PDP. The Company and UAC dissolved this joint venture at the end of 2008 and divided the responsibility for providing Medicare Part D services to the affected plan members beginning with the 2009 plan year. In addition, we assist employer, union and other health plan clients that qualify for the retiree drug subsidy under Medicare Part D by collecting eligibility data from and submitting drug cost data to CMS in order for them to obtain the subsidy.

Gross profit includes net revenues less cost of revenues. Cost of revenues includes (i) the cost of pharmaceuticals dispensed, either directly through our mail service and specialty retail pharmacies or indirectly through our national retail pharmacy network, (ii) shipping and handling costs and (iii) the operating costs of our mail service pharmacies, customer service operations and related information technology support. Gross profit as a percentage of revenues was 7.5%, 8.1% and 8.6% in 2009, 2008 and 2007, respectively.

As you review our Pharmacy Services segment’s performance in this area, we believe you should consider the following important information:

•	Three fewer days in the 2009 fiscal year negatively impacted gross profit by $23 million, compared to 2008.

•	Four additional days in the 2008 fiscal year increased gross profit by $49 million, compared to 2007.

•

Our gross profit dollars and gross profit rates continued to be impacted by our efforts to (i) retain existing clients, (ii) obtain new business and (iii) maintain or improve the purchase discounts we received from manufacturers, wholesalers and retail pharmacies. In particular, competitive pressures in the PBM industry have caused us and other PBM’s to share a larger portion of rebates and/or discounts received from pharmaceutical manufacturers. During the 2008 selling season, the Company renewed a number of existing clients and obtained new clients at lower rates, which resulted in gross profit compression during 2009.

•

As discussed previously in this document, we review our national retail network contracts on an individual basis to determine if the related revenues should be accounted for using the gross method or net method under the applicable accounting rules. Under these rules, the majority of Caremark’s national retail network contracts are accounted for using the gross method, which results in higher revenues, higher cost of revenues and lower gross profit rates. The conversion of certain PharmaCare contracts and RxAmerica contracts to the Caremark contract structure increased our net revenues, increased our cost of revenues and lowered our gross profit rates. Although this change did not affect our gross profit dollars, it did reduce our gross profit rates by approximately 40, 35 and 20 basis points during 2009, 2008 and 2007, respectively.

•

Our gross profit as a percentage of revenues benefited from the increase in our total generic dispensing rate, which increased to 68.2% and 65.1% in 2009 and 2008, respectively, compared to our comparable generic dispensing rate of 60.1% in 2007. These increases were primarily due to new generic drug introductions and our continued efforts to encourage plan members to use generic drugs when they are available. In addition, during 2009, the inclusion of a full year of RxAmerica claims increased our total generic dispensing rate by approximately 120 and 20 basis points during 2009 and 2008, respectively.

•

During 2008, our comparable gross profit rate was impacted by decreases in our mail penetration rate to 22.9%, compared to 28.2% in 2007. This and the impact of accounting for certain PharmaCare contracts using the gross method were offset, in part, by increases in the utilization of generic drugs, which normally yield a higher gross profit rate than equivalent brand name drugs.

•	During 2008, our comparable gross profit rates benefited from the purchasing synergies from the Caremark Merger.

•

In January 2009, the Centers for Medicare and Medicaid Services (“CMS”) issued a regulation requiring that, beginning in 2010, any difference between the drug price charged to Medicare Part D plan sponsors by a PBM and the drug paid by the PBM to the dispensing provider (commonly called “differential” or “spread”) be reported as an administrative cost rather than a drug cost of the plan sponsor for purposes of calculating certain government subsidy payments and the drug price to be charged to enrollees. These changes impact our ability to offer Medicare Part D plan sponsors pricing for 2010 that includes the use of retail network “differential” or “spread,” and we expect these changes to reduce the profitability of our Medicare Part D business beginning in 2010.

•

In conjunction with a recently approved class action settlement with two entities that publish the average wholesale price (“AWP”) of pharmaceuticals (a pricing benchmark widely used in the pharmacy industry), the AWP for many brand-name and some generic prescription drugs were reduced effective September 26, 2009. We have reached understandings with most of our commercial third-party payors where we participate as pharmacy providers to adjust reimbursements to account for this change in methodology, but most state Medicaid programs that utilize AWP as a pricing reference have not taken action to make similar adjustments. As a result, we expect reduced Medicaid reimbursement levels in fiscal 2010.

Operating expenses, which include selling, general and administrative expenses (including integration and other merger-related expenses), depreciation and amortization related to selling, general and administrative activities and retail specialty pharmacy store and administrative payroll, employee benefits and occupancy costs increased to 1.9% of net revenues in 2009, compared to 1.8% and 2.2% in 2008 and 2007, respectively.

As you review our Pharmacy Services segment’s performance in this area, we believe you should consider the following important information:

•

During 2009, the increase in operating expenses is primarily related to (i) increased litigation reserves, (ii) the dissolution of our joint venture with Universal American Corporation (“UAC”) at the end of fiscal 2008, the income from which was historically an offset to operating expenses, and (iii) the inclusion of a full year of RxAmerica’s operating expenses during 2009.

•

During 2008, comparable operating expenses decreased 9.8% to $772 million (or 1.8% of net revenues), compared to $856 million (or 2.0% of net revenues) during 2007. Our comparable results include incremental depreciation and amortization expense resulting from the fixed and intangible assets recorded in connection with the Caremark Merger, but exclude merger-related expenses and integration costs.

Retail Pharmacy Segment

The following table summarizes our Retail Pharmacy segment’s performance for the respective periods:

	Fiscal Year Ended
In millions	2009	2008(1)(2)	2007(1)
Net revenues	$55,355	$48,990	$45,087
Gross profit	16,593	14,741	13,111
Gross profit % of net revenues	30.0%	30.1%	29.1%
Operating expenses	12,434	10,988	10,151
Operating expenses % of net revenues	22.5%	22.4%	22.5%
Operating profit	4,159	3,753	2,960
Operating profit % of net revenues	7.5%	7.7%	6.6%

Net revenue increase:
Total	13.0%	8.7%	11.9%
Pharmacy	13.1%	8.1%	10.9%
Front Store	12.7%	9.9%	14.0%
Same store sales increase:(3)
Total	5.0%	4.5%	5.3%
Pharmacy	6.9%	4.8%	5.2%
Front Store	1.2%	3.6%	5.3%
Generic dispensing rates	69.9%	67.4%	63.2%
Pharmacy % of net revenues	67.5%	67.5%	67.8%
Third party % of pharmacy revenue	96.9%	96.1%	95.3%
Retail prescriptions filled	616.5	559.0	527.5

(1)	2008 and 2007 have been revised to conform to the current presentation of our Retail Pharmacy segment as discussed in the Overview of Our Business section on Management’s Discussion and Analysis of Financial Condition and Results of Operations.

(2)	2008 includes the results of the Longs Drug Stores from the acquisition date (October 20, 2008) forward.

(3)	Same store sales increase includes the Longs Drug Stores beginning in November 2009 and the stores acquired from Albertson’s, Inc. beginning in July 2007.

Net revenues - As you review our Retail Pharmacy segment’s performance in this area, we believe you should consider the following important information:

•

During 2009, net revenues from the Longs Drug Stores increased net revenues by $3.4 billion, compared to 2008. This increase is primarily due to a full year of net revenues associated with the Longs Drug Stores versus a partial quarter in 2008.

•	Three fewer days in the 2009 fiscal year negatively impacted net revenues by $403 million, compared to 2008.

•	During 2009, pharmacy same store sales were positively impacted by the growth of our Maintenance Choice program.

•	During 2008, net revenues from the Longs Drug Stores increased net revenues by $1.0 billion, compared to 2007.

•	Four additional days in the 2008 fiscal year increased net revenues by $608 million, compared to 2007.

•

As of December 31, 2009, we operated 7,025 retail stores, compared to 6,923 retail stores on December 31, 2008. Total net revenues from new stores (excluding acquired stores) contributed approximately 1.6%, 1.5%, and 1.3% to our total net revenue percentage increase in 2009, 2008 and 2007, respectively.

•

Pharmacy revenue growth continued to benefit from the introduction of a prescription drug benefit under Medicare Part D, the ability to attract and retain managed care customers and favorable industry trends. These trends include an aging American population; many “baby boomers” are now in their fifties and sixties and are consuming a greater number of prescription drugs. In addition, the increased use of pharmaceuticals as the first line of defense for individual health care also contributed to the growing demand for pharmacy services. We believe these favorable industry trends will continue.

•

Pharmacy revenue dollars continue to be negatively impacted in all years by the conversion of brand named drugs to equivalent generic drugs, which typically have a lower selling price. In addition, our pharmacy growth has also been affected by a decline in the number of significant new brand named drug introductions, higher consumer co-payments and co-insurance arrangements, and an increase in the number of over-the-counter remedies that were historically only available by prescription.

Gross profit, which includes net revenues less the cost of merchandise sold during the reporting period and the related purchasing costs, warehousing costs, delivery costs and actual and estimated inventory losses, as a percentage of net revenues was 30.0% in 2009. This compares to 30.1% in 2008 and 29.1% in 2007.

As you review our Retail Pharmacy segment’s performance in this area, we believe you should consider the following important information:

•	Three fewer days in the 2009 fiscal year negatively impacted gross profit by $123 million, compared to 2008.

•

During 2009, our front-store revenues were 32.5% of total revenues, compared to 32.5% and 32.2% in 2008 and 2007, respectively. On average, our gross profit on front-store revenues is higher than our average gross profit on pharmacy revenues.

•

During 2009, our front-store gross profit rate was negatively impacted by increased sales of promotional related items, which were partially offset by increases in private label and proprietary brand product sales, which normally yield a higher gross profit rate than other front-store products.

•

During 2009 and 2008, our pharmacy gross profit rate continued to benefit from an increase in generic drug revenues, which normally yield a higher gross profit rate than equivalent brand name drug revenues. However, the increased use of generic drugs has augmented the efforts of third party payors to reduce reimbursement payments to retail pharmacies for prescriptions. This trend, which we expect to continue, reduces the benefit we realize from brand to generic product conversions.

•

Sales to customers covered by third party insurance programs have continued to increase and, thus, have become a larger component of our total pharmacy business. On average, our gross profit on third party pharmacy revenues is lower than our gross profit on cash pharmacy revenues. Third party pharmacy revenues were 96.9% of pharmacy revenues in 2009, compared to 96.1% and 95.3% of pharmacy revenues in 2008 and 2007, respectively. We expect this trend to continue.

•	Four additional days in the 2008 fiscal year increased gross profit by $190 million, compared to 2007.

•

During 2008, our front-store gross profit rate benefited from improved product mix (including increases in private label and proprietary brand product sales, which normally yield a higher gross profit rate than other front-store products) and benefits derived from our ExtraCare loyalty program.

•	During 2008, our pharmacy gross profit rate continued to benefit from a portion of the purchasing synergies resulting from the Caremark Merger.

•

The Federal Government’s Medicare Part D benefit is increasing prescription utilization. However, it is also decreasing our pharmacy gross profit rates as our higher gross profit business (e.g., cash customers) continued to migrate to Part D coverage during 2009.

•

In 2005, the Deficit Reduction Act of 2005 (the “DRA”) was signed into law by the President. The DRA sought to reduce federal spending by altering the Medicaid reimbursement formula for multi-source (i.e., generic) drugs. These changes were expected to result in reduced Medicaid reimbursement rates for retail pharmacies. During 2007, CMS issued a final rule implementing provisions under the DRA regarding prescription drugs under the Medicaid program. Among other things, the rule defines Average Manufacturer Price (“AMP”) and “best price,” and specifies the items that must be included and excluded in the calculation of each (the “AMP Rule”). In October 2008, approximately ten months after the U.S. District Court for the District of Columbia preliminarily enjoined CMS from implementing relevant portions of the AMP Rule, CMS issued a rule, subject to comment, which modified the definition of multiple source drugs, a component of the AMP calculation. The proposed rule seeks to address one of the legal challenges on which the injunction was issued. However, opponents of this new rule have asserted that the revised definition continues to be inconsistent with the DRA. In the event health care reform legislation is adopted, such legislation will likely include a provision to correct the definitional issues with the AMP. As a result of the above, we cannot predict the extent or timing of implementation of the AMP Rule, its effect on Medicaid reimbursement or its impact on the Company.

•

In conjunction with a recently approved class action settlement with two entities that publish the AWP of pharmaceuticals, the AWP for many brand-name and some generic prescription drugs were reduced effective September 26, 2009. We have reached understandings with most of our commercial third-party payors where we participate as pharmacy providers to adjust reimbursements to account for this change in methodology, but most state Medicaid programs that utilize AWP as a pricing reference have not taken action to make similar adjustments. As a result, we expect reduced Medicaid reimbursement levels in fiscal 2010.

•

Our pharmacy gross profit rates have been adversely affected by the efforts of managed care organizations, pharmacy benefit managers and governmental and other third party payors to reduce their prescription drug costs. In the event this trend continues, we may not be able to sustain our current rate of revenue growth and gross profit dollars could be adversely impacted.

Operating expenses, which include store and administrative payroll, employee benefits, store and administrative occupancy costs, selling expenses, advertising expenses, administrative expenses and depreciation and amortization expense increased slightly to 22.5% of net revenues in 2009, compared to 22.4% and 22.5% of net revenues in 2008 and 2007, respectively.

As you review our Retail Pharmacy segment’s performance in this area, we believe you should consider the following important information:

•	Three fewer days in the 2009 fiscal year positively impacted operating expenses by $92 million, compared to 2008.

•	During 2009, operating expenses as a percentage of net revenues increased as a result of integration costs associated with the Longs Acquisition.

•	Four additional days in the 2008 fiscal year increased operating expenses by $135 million, compared to 2007.

•

During 2008, operating expenses as a percentage of net revenues continued to be impacted by an increase in generic drug revenues. Generic drugs typically have a lower selling price than their brand named equivalents.

Corporate Segment

Operating expenses increased $78 million, or 16.9% and $50 million, or 12.2% during fiscal 2009 and fiscal 2008, respectively. Operating expenses within the Corporate segment include executive management, corporate relations, legal, compliance, human resources, corporate information technology and finance related costs. Operating expenses increased during 2009 primarily due to higher legal fees associated with increased litigation activity, depreciation and compensation and benefit costs. Operating expenses increased during 2008 primarily related to depreciation and compensation and benefit related costs.

Liquidity and Capital Resources

We maintain a level of liquidity sufficient to allow us to cover our cash needs in the short-term. Over the long-term, we manage our cash and capital structure to maximize shareholder return, strengthen our financial position and maintain flexibility for future strategic initiatives. We continuously assess our working capital needs, debt and leverage levels, capital expenditure requirements, dividend payouts, potential share repurchases and future investments or acquisitions. We believe our operating cash flows, commercial paper program, sale-leaseback program, as well as any potential future borrowings, will be sufficient to fund these future payments and long-term initiatives.

Net cash provided by operating activities increased to approximately $4.0 billion in 2009. This compares to approximately $3.9 billion and $3.2 billion in 2008 and 2007, respectively. 2009 includes a full year of net cash provided by operating activities from the Longs Acquisition compared to 2008. The increase in net cash provided by operating activities during 2009 was primarily due to increased net income, offset by an increase in inventory purchases primarily associated with pharmacy pre-buy opportunities and our increased store count. 2008 includes a full year of net cash provided by operating activities from Caremark, compared to 2007, which includes Caremark from the merger date (March 22, 2007) forward. 2008 also includes net cash provided by operating activities from the Longs Acquisition from the acquisition date (October 20, 2008) forward.

Net cash used in investing activities decreased to approximately $1.1 billion in 2009. This compares to approximately $4.6 billion and $3.1 billion in 2008 and 2007, respectively. The decrease in net cash used in investing activities was primarily due to a reduction in acquisition activities in 2009 and an increase in sale-leaseback transactions. The increase in net cash used in investing activities during 2008 was primarily due to the Longs Acquisition. The $3.1 billion of net cash used in investing activities during 2007 was primarily due to the Caremark Merger.

Gross capital expenditures totaled approximately $2.5 billion during 2009, compared to approximately $2.2 billion in 2008 and $1.8 billion 2007. The increase in gross capital expenditures during 2009 was primarily due to resets related to stores acquired as part of the Longs Acquisition.

Proceeds from sale-leaseback transactions totaled approximately $1.6 billion in 2009. This compares to $204 million in 2008 and $601 million in 2007. Under the sale-leaseback transactions, the properties are sold at fair value, which approximates net book value, and the resulting leases qualify and are accounted for as operating leases. The specific timing and amount of future sale-leaseback transactions will vary depending on future market conditions and other factors. The significant increase in 2009 was primarily due to the deferral of transactions in 2008 due to market conditions at that time.

Following is a summary of our store development activity for the respective years:

	2009	2008	2007
Total stores (beginning of year)	6,981	6,301	6,205
New and acquired stores(1)	175	719	140
Closed stores	(82)	(39)	(44)

Total stores (end of year)	7,074	6,981	6,301

Relocated stores(2)	110	129	137

(1)	2008 includes 529 Longs Drug Stores that were acquired as part of the Longs Acquisition.

(2)	Relocated stores are not included in new or closed store totals.

Net cash used in financing activities was approximately $3.2 billion in 2009, compared to net cash provided by financing activities of $929 million in 2008 and net cash provided by financing activities of $378 million in 2007. Net cash used in financing activities during 2009 was primarily due to approximately $2.5 billion of share repurchases associated with the share repurchase programs described below, the net reduction of approximately $2.2 billion of our outstanding commercial paper borrowings, the repayment of $500 million of borrowings outstanding under our bridge credit facility used to finance the Longs Acquisition and the payment of $439 million of dividends on our common stock. This was partially offset by the net increase in long-term debt of approximately $2.1 billion and proceeds from the exercise of stock options of $250 million. Net cash provided by financing activities during 2008 was primarily due to increased short-term and long-term borrowings used to fund the Longs Acquisition and retire $353 million of debt assumed as part of the Longs Acquisition. Net cash provided by financing activities during 2007 was primarily due to the increase in long-term borrowings used to fund the special cash dividend paid to Caremark shareholders in connection with the Caremark Merger and was offset, in part, by the repayment of short-term borrowings and the repurchase of common shares.

Share repurchase programs - On November 4, 2009, our Board of Directors authorized, effective immediately, a share repurchase program for up to $2.0 billion of our outstanding common stock (the “2009 Repurchase Program”). The share repurchase program expires in December 2011 and permits us to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions and/or accelerated share repurchase programs. From November 4, 2009 through December 31, 2009, we repurchased 16.1 million shares of common stock for approximately $500 million pursuant to the 2009 Repurchase Program. The 2009 Repurchase Program may be modified, extended or terminated by our Board of Directors at any time.

On May 7, 2008, our Board of Directors authorized, effective May 21, 2008, a share repurchase program for up to $2.0 billion of our outstanding common stock (the “2008 Repurchase Program”). From May 21, 2008 through December 31, 2008, we repurchased approximately 0.6 million shares of common stock for $23 million under the 2008 Repurchase Program. During the year ended December 31, 2009, we repurchased approximately 57.0 million shares of common stock for approximately $2.0 billion completing the 2008 Repurchase Program.

On May 9, 2007, our Board of Directors authorized a share repurchase program for up to $5.0 billion of our outstanding common stock. The share repurchase program was completed during 2007 through a $2.5 billion fixed dollar accelerated share repurchase agreement (the “May ASR agreement”), under which final settlement occurred in October 2007 and resulted in the repurchase of approximately 67.5 million shares of common stock; an open market repurchase program, which concluded in November 2007 and resulted in approximately 5.3 million shares of common stock being repurchased for approximately $212 million; and a $2.3 billion dollar fixed accelerated share repurchase agreement (the “November ASR agreement”), which resulted in an initial 51.6 million shares of common stock being purchased and placed into treasury stock as of December 29, 2007. The final settlement under the November ASR agreement occurred on March 28, 2008 and resulted in us receiving an additional 5.7 million shares of common stock, which were placed into treasury stock as of March 29, 2008.

In connection with the Caremark Merger, on March 28, 2007, we commenced a tender offer to purchase up to 150 million common shares, or about 10%, of our outstanding common stock at a price of $35.00 per share. The offer to purchase shares expired on April 24, 2007 and resulted in approximately 10.3 million shares being tendered. The shares were placed into our treasury account.

Short-term borrowings - We had $315 million of commercial paper outstanding at a weighted average interest rate of 0.31% as of December 31, 2009. In connection with our commercial paper program, we maintain a $675 million, five-year unsecured back-up credit facility, which expires on June 2, 2010, a $1.4 billion, five-year unsecured back-up credit facility, which expires on May 12, 2011, and a $1.3 billion, five-year unsecured back-up credit facility, which expires on March 12, 2012. The credit facilities allow for borrowings at various rates that are dependent, in part, on our public debt rating. There were no borrowings outstanding under the back-up credit facilities. We intend to renew our back-up credit facility which expires in June 2010.

Long-term borrowings - On September 8, 2009, we issued $1.5 billion of 6.125% unsecured senior notes due September 15, 2039 (the “September 2009 Notes”). The September 2009 Notes pay interest semi-annually and may be redeemed, in whole or in part, at a defined redemption price plus accrued interest. The net proceeds were used to repay a portion of our outstanding commercial paper borrowings, $650 million of unsecured senior notes and for general corporate purposes.

On March 10, 2009, we issued $1.0 billion of 6.60% unsecured senior notes due March 15, 2019 (the “March 2009 Notes”). The March 2009 Notes pay interest semi-annually and may be redeemed, in whole or in part, at a defined redemption price plus accrued interest. The net proceeds were used to repay the bridge credit facility, a portion of our outstanding commercial paper borrowings and for general corporate purposes.

On July 1, 2009, we issued a $300 million unsecured floating rate senior note due January 30, 2011 (the “the 2009 Floating Rate Note”). The 2009 Floating Rate Note pays interest quarterly. The net proceeds from the 2009 Floating Rate Note will be used for general corporate purposes.

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

As of December 31, 2009 and 2008 we had no freestanding derivatives in place.

Debt Ratings - As of December 31, 2009, our long-term debt was rated “Baa2” by Moody’s with a stable outlook and “BBB+” by Standard & Poor’s with a negative outlook, and our commercial paper program was rated “P-2” by Moody’s and “A-2” by

Standard & Poor’s. In assessing our credit strength, we believe that both Moody’s and Standard & Poor’s considered, among other things, our capital structure and financial policies as well as our consolidated balance sheet, the Longs Acquisition, the Caremark Merger and other financial information. Although we currently believe our long-term debt ratings will remain investment grade, we cannot guarantee the future actions of Moody’s and/or Standard & Poor’s. Our debt ratings have a direct impact on our future borrowing costs, access to capital markets and new store operating lease costs.

Quarterly Dividend Increase - On January 12, 2010, the Company’s Board of Directors approved a 15% increase in the quarterly dividend on the common stock of the Company to $0.0875 per share.

Off-Balance Sheet Arrangements

In connection with executing operating leases, we provide a guarantee of the lease payments. We also finance a portion of our new store development through sale-leaseback transactions, which involve selling stores to unrelated parties and then leasing the stores back under leases that qualify and are accounted for as operating leases. We do not have any retained or contingent interests in the stores, and we do not provide any guarantees, other than a guarantee of the lease payments, in connection with the transactions. In accordance with generally accepted accounting principles, our operating leases are not reflected on our consolidated balance sheets.

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

As of December 31, 2009, the Company guaranteed approximately 70 such store leases (excluding the lease guarantees related to Linens ‘n Things), with the maximum remaining lease term extending through 2018. Management believes the ultimate disposition of any of the remaining lease guarantees will not have a material adverse effect on the Company’s consolidated financial condition or future cash flows. Please see “Loss from Discontinued Operations” previously in this document for further information regarding our guarantee of certain Linens ‘n Things’ store lease obligations.

Following is a summary of our significant contractual obligations as of December 31, 2009:

	Payments Due by Period
In millions	Total	2010	2011 to 2012	2013 to 2014	Thereafter
Operating leases	$26,913	$2,094	$3,830	$3,512	$17,477
Leases from discontinued operations	150	5	48	23	74
Long-term debt	10,706	2,102	2,103	551	5,950
Interest payments on long-term debt(1)	7,307	559	1,058	980	4,710
Other long-term liabilities reflected in our consolidated balance sheet	273	76	50	50	97
Capital lease obligations	154	2	7	9	136

	$45,503	$4,838	$7,096	$5,125	$28,444

(1)	Interest payments on long-term debt are calculated on outstanding balances and interest rates in effect on December 31, 2009.

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

Our significant accounting policies are discussed in Note 1 to our consolidated financial statements. We believe the following accounting policies include a higher degree of judgment and/or complexity and, thus, are considered to be critical accounting policies. The critical accounting policies discussed later in this document are applicable to each of our business segments. We have discussed the development and selection of our critical accounting policies with the Audit Committee of our Board of Directors and the Audit Committee has reviewed our disclosures relating to them.

Goodwill and Intangible Assets

Identifiable intangible assets consist primarily of trademarks, client contracts and relationships, favorable and unfavorable leases and covenants not to compete. These intangible assets arise primarily from the allocation of the purchase price of businesses acquired to identifiable intangible assets based on their respective fair market values at the date of acquisition.

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

Goodwill is tested for impairment on a reporting unit basis using a two-step process. The first step of the impairment test is to identify potential impairment by comparing the reporting unit’s fair value with its net book value (or carrying amount), including goodwill. The fair value of our reporting units is estimated using a combination of the discounted cash flow valuation model and comparable market transaction models. If the fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired and the second step of the impairment test is not performed. If the carrying amount of the reporting unit’s carrying amount exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step of the impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of the goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess.

Our impairment loss calculation contains uncertainty since we must use judgment to estimate each reporting unit’s future revenues, profitability and cash flows as well as comparability with recent transactions in the industry. When preparing these estimates, we consider each reporting unit’s historical results and current operating trends and our consolidated revenues, profitability and cash flow results and forecasts. These estimates can be affected by a number of factors including, but not limited to, general economic conditions, efforts of third party organizations to reduce their prescription drug costs and/or increase member co-payments, the continued efforts of competitors to gain market share and consumer spending patterns.

The carrying value of goodwill and intangible assets covered by this critical accounting policy was $36 billion as of December 31, 2009. We did not record any impairment losses related to goodwill or intangible assets during 2009, 2008 or 2007.

Although we believe we have sufficient current and historical information available to us to test for impairment, it is possible that actual cash flows could differ from the estimated cash flows used in our impairment tests. Due to the nature of the uncertainties discussed previously in this document, we cannot determine a reasonably likely change.

We have not made any material changes in the methodologies utilized to test the carrying values of goodwill and intangible assets for impairment during the past three years.

Closed Store Lease Liability

We account for closed store lease termination costs when a leased store is closed. When a leased store is closed, we record a liability for the estimated present value of the remaining obligation under the noncancelable lease, which includes future real estate taxes, common area maintenance and other charges, if applicable. The liability is reduced by estimated future sublease income.

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

Our total closed store lease liability covered by this critical accounting policy was $586 million as of December 31, 2009. This amount is net of $325 million of estimated sublease income that is subject to the uncertainties discussed above. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for sublease income, it is possible that actual results could differ.

In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated sublease income, which we believe is a reasonably likely change, would increase or decrease our total closed store lease liability by about $33 million as of December 31, 2009.

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

Our total self-insurance liability covered by this critical accounting policy was $449 million as of December 31, 2009. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for our self-insurance liability, it is possible that actual results could differ. In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimate for our self-insurance liability, which we believe is a reasonably likely change, would increase or decrease our self-insurance liability by about $45 million as of December 31, 2009.

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

Our total reserve for estimated inventory losses covered by this critical accounting policy was $132 million as of December 31, 2009. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for estimated inventory losses, it is possible that actual results could differ. In order to help you assess the aggregate risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated inventory losses, which we believe is a reasonably likely change, would increase or decrease our total reserve for estimated inventory losses by about $13 million as of December 31, 2009.

We have not made any material changes in the accounting methodology used to establish our inventory loss reserves during the past three years. Although we believe that the estimates discussed above are reasonable and the related calculations conform to generally accepted accounting principles, actual results could differ from our estimates, and such differences could be material.

Recently Adopted Accounting Pronouncements

In the third quarter of 2009, we adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) as the source of authoritative generally accepted accounting principles (“GAAP”) for nongovernmental entities. The ASC does not change GAAP but rather takes the numerous individual pronouncements that previously constituted GAAP and reorganizes them into approximately 90 accounting topics, and displays all topics using a consistent structure. Citing particular content in the ASC involves specifying the unique numeric path to the content. The adoption of ASC did not have any effect on our consolidated results of operations, financial position or cash flows.

During the second quarter of 2009, we adopted ASC 855 Subsequent Events (formerly Statement of Financial Accounting Standards (“SFAS”) No. 165, “Subsequent Events”) which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but prior to the issuance of the financial statements. The adoption of this standard did not have a material impact on the Company’s consolidated results of operations, financial position, cash flows or disclosures.

During the first quarter of 2009, we adopted ASC 805 Business Combinations (“ASC 805”) (formerly SFAS No. 141 (R), “Business Combinations”). ASC 805 establishes the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The guidance also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of business combinations. ASC 805 requires that income tax benefits related to business combinations that are not recorded at the date of acquisition are recorded as an income tax benefit in the statement of operations when subsequently recognized. Previously, unrecognized income tax benefits related to business combinations were recorded as an adjustment to the purchase price allocation when recognized. During 2009, we recognized approximately $147 million of previously unrecognized income tax benefits related to business combinations (after considering the federal benefit of state taxes), plus interest, due to the expiration of various statutes of limitations and settlements with tax authorities. As of December 31, 2009, the Company had approximately $20 million of unrecognized tax benefits (after considering the federal benefit of state taxes), plus interest, related to business combinations that would have been treated as an adjustment to the purchase price allocation if they would have been recognized under the previous business combination guidance.

In April 2009, the FASB issued further guidance as it relates to ASC 805 (formerly FASB Staff Position No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”) to addresses the initial recognition, measurement and subsequent accounting for assets and liabilities arising from contingencies in a business combination, and requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met. This guidance also requires that a systematic and rational basis for subsequently measuring and accounting for the assets or liabilities be developed depending on their nature. The adoption of this guidance may have an impact on the accounting for future business combinations, but the impact is dependant upon acquisitions at that time.

During the first quarter of 2009, we adopted SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”), which is now included in ASC 810 Consolidations. This statement requires the presentation of net income (loss) allocable to noncontrolling interests along with net income (loss) attributable to shareholders of the company to be separately disclosed in the consolidated statement of operations. Noncontrolling interests in consolidated subsidiaries are generally required to be reported as a separate component of equity in the consolidated balance sheet, apart from the equity of the parent company. However, a redeemable noncontrolling interest subject to a put option, which may require the purchase of an interest in a consolidated subsidiary from a noncontrolling interest holder, is required to be classified outside of shareholders’ equity.

During the first quarter of 2008, we adopted additional guidance within ASC 715-60 Defined Benefit Plans-Other Postretirement (formerly Emerging Issues Task Force (“EITF”) No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements” and EITF No. 06-10, “Accounting for Collateral Assignment

Split-Dollar Life Insurance Agreements”). The application of this guidance requires a company to recognize a liability for the discounted value of the future premium benefits that a company will incur through the death of the underlying insured and provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. The adoption of the content within ASC 715-60 did not have a material impact on our consolidated results of operations, financial position or cash flows.

Recent Accounting Pronouncement Not Yet Effective

In June 2009, the FASB issued SFAS No. 167 (not yet codified in ASC), “Amendments to FASB Interpretation No. 46(R),” (“SFAS 167”). The standard amends the content within ASC 810 Consolidations (formerly FASB Interpretations (“FIN”) No. 46 (R)) to require a company to analyze whether its interest in a variable interest entity (“VIE”) gives it a controlling financial interest. The determination of whether a company is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and a company’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. Additional disclosures are required to identify a company’s involvement with the VIE and any significant changes in risk exposure due to such involvement. SFAS 167 is effective for all new and existing VIEs as of the beginning of the first fiscal year that begins after November 15, 2009. We do not believe the adoption of SFAS 167 will have a material impact on our consolidated results of operations, financial position or cash flows.

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

•	Our ability to realize the anticipated long-term strategic benefits from the Caremark Merger

•	Our ability to realize the planned benefits associated with the Longs Acquisition in accordance with the expected timing;

•

The continued efforts of health maintenance organizations, managed care organizations, pharmacy benefit management companies and other third party payors to reduce prescription drug costs and pharmacy reimbursement rates, particularly with respect to generic pharmaceuticals;

•	The possibility of client loss and/or the failure to win new client business;

•	Risks related to the frequency and rate of the introduction of generic drugs and brand name prescription products.

•

The effect on our Pharmacy Services business of a declining margin environment attributable to increased competition in the pharmacy benefit management industry and increased client demands for lower prices, enhanced service offerings and/or higher service levels;

•	Risks related to our inability to earn and retain purchase discounts and/or rebates from pharmaceutical manufacturers at current levels;

•	Risks regarding the impact of the Medicare prescription drug benefit on our business;

•	Risks related to the change in industry pricing benchmarks that could adversely affect our financial performance;

•	Increased competition from other drugstore chains, supermarkets, discount retailers, membership clubs and Internet companies, as well as changes in consumer preferences or loyalties;

•	Risks related to proposed health care reform.

•	Litigation, legislative and regulatory risks associated with our business or the retail pharmacy business, retail clinic operations and/or pharmacy benefit management industry generally;

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

Management’s Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our Company’s internal control over financial reporting includes those policies and procedures that pertain to the Company’s ability to record, process, summarize and report a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that the unauthorized acquisition, use or disposition of assets are prevented or timely detected and that transactions are authorized, recorded and reported properly to permit the preparation of financial statements in accordance with generally accepted accounting principles (GAAP) and receipt and expenditures are duly authorized. In order to ensure the Company’s internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 31, 2009.

We conducted an assessment of the effectiveness of our internal controls over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation, evaluation of the design effectiveness and testing of the operating effectiveness of controls. Our system of internal control over financial reporting is enhanced by periodic reviews by our internal auditors, written policies and procedures and a written Code of Conduct adopted by our Company’s Board of Directors, applicable to all employees of our Company. In addition, we have an internal Disclosure Committee, comprised of management from each functional area within the Company, which performs a separate review of our disclosure controls and procedures. There are inherent limitations in the effectiveness of any system of internal controls over financial reporting.

Based on our assessment, we conclude our Company’s internal control over financial reporting is effective and provides reasonable assurance that assets are safeguarded and that the financial records are reliable for preparing financial statements as of December 31, 2009.

Ernst & Young LLP, independent registered public accounting firm, is appointed by the Board of Directors and ratified by our Company’s shareholders. They were engaged to render an opinion regarding the fair presentation of our consolidated financial statements as well as conducting an audit of internal control over financial reporting. Their accompanying report is based upon an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

February 26, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CVS Caremark Corporation

We have audited CVS Caremark Corporation’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CVS Caremark Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on CVS Caremark Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, CVS Caremark Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of CVS Caremark Corporation as of December 31, 2009 and 2008 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three fiscal years ended December 31, 2009 of CVS Caremark Corporation and our report dated February 26, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 26, 2010

Consolidated Statements of Operations

	Fiscal Year Ended
In millions, except per share amounts	Dec. 31, 2009	Dec. 31, 2008	Dec. 29, 2007
Net revenues	$98,729	$87,472	$76,330
Cost of revenues	78,349	69,182	60,222

Gross profit	20,380	18,290	16,108
Operating expenses	13,942	12,244	11,314

Operating profit	6,438	6,046	4,794
Interest expense, net	525	509	435

Income before income tax provision	5,913	5,537	4,359
Income tax provision	2,205	2,193	1,722

Income from continuing operations	3,708	3,344	2,637
Loss from discontinued operations, net of income tax benefit	(12)	(132)	—

Net income	3,696	3,212	2,637
Preference dividends, net of income tax benefit	—	14	14

Net income available to common shareholders	$3,696	$3,198	$2,623

Basic earnings per common share:
Income from continuing operations	$2.59	$2.32	$1.97
Loss from discontinued operations	(0.01)	(0.09)	—

Net income	$2.58	$2.23	$1.97

Weighted average common shares outstanding	1,434	1,434	1,328

Diluted earnings per common share:
Income from continuing operations	$2.56	$2.27	$1.92
Loss from discontinued operations	(0.01)	(0.09)	—

Net income	$2.55	$2.18	$1.92

Weighted average common shares outstanding	1,450	1,469	1,372

Dividends declared per common share	$0.30500	$0.25800	$0.22875

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

In millions, except per share amounts	December 31,
	2009	2008
Assets:
Cash and cash equivalents	$1,086	$1,352
Short-term investments	5	—
Accounts receivable, net	5,457	5,384
Inventories	10,343	9,153
Deferred income taxes	506	435
Other current assets	140	202

Total current assets	17,537	16,526
Property and equipment, net	7,923	8,125
Goodwill	25,680	25,494
Intangible assets, net	10,127	10,446
Other assets	374	369

Total assets	$61,641	$60,960

Liabilities:
Accounts payable	$3,560	$3,801
Claims and discounts payable	3,075	2,814
Accrued expenses	3,246	3,178
Short-term debt	315	3,044
Current portion of long-term debt	2,104	653

Total current liabilities	12,300	13,490
Long-term debt	8,756	8,057
Deferred income taxes	3,678	3,702
Other long-term liabilities	1,102	1,137
Commitments and contingencies (Note 12)
Redeemable noncontrolling interest	37	—
Shareholders’ equity:
Preferred stock, par value $0.01: 0.1 shares authorized; none issued or outstanding	—	—
Preference stock, series one ESOP convertible, par value $1.00: 50 shares authorized; no issued and outstanding shares at December 31, 2009 and 4 shares issued and outstanding at December 31, 2008	—	191
Common stock, par value $0.01: 3,200 shares authorized; 1,612 shares issued and 1,391 shares outstanding at December 31, 2009 and 1,603 shares issued and 1,436 shares outstanding at December 31, 2008	16	16
Treasury stock, at cost: 219 shares at December 31, 2009 and 165 shares at December 31, 2008	(7,610)	(5,812)
Shares held in trust: 2 shares at December 31, 2009 and 2008	(56)	(56)
Capital surplus	27,198	27,280
Retained earnings	16,355	13,098
Accumulated other comprehensive loss	(135)	(143)

Total shareholders’ equity	35,768	34,574

Total liabilities and shareholders’ equity	$61,641	$60,960

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Fiscal Year Ended
In millions	Dec. 31, 2009	Dec. 31, 2008	Dec. 29, 2007
Cash flows from operating activities:
Cash receipts from revenues	$93,568	$82,250	$72,533
Cash paid for inventory and prescriptions dispensed by retail network pharmacies	(73,536)	(64,131)	(56,319)
Cash paid to other suppliers and employees	(13,121)	(11,832)	(10,769)
Interest and dividends received	5	20	34
Interest paid	(542)	(574)	(468)
Income taxes paid	(2,339)	(1,786)	(1,781)

Net cash provided by operating activities	4,035	3,947	3,230

Cash flows from investing activities:
Additions to property and equipment	(2,548)	(2,180)	(1,805)
Proceeds from sale-leaseback transactions	1,562	204	601
Acquisitions (net of cash acquired) and other investments	(101)	(2,651)	(1,984)
Purchase of short-term investments	(5)	—	—
Sale of short-term investments	—	28	—
Proceeds from sale or disposal of assets	23	19	106

Net cash used in investing activities	(1,069)	(4,580)	(3,082)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(2,729)	959	242
Repayment of debt assumed in acquisition	—	(353)	—
Issuance of long-term debt	2,800	350	6,000
Repayments of long-term debt	(653)	(2)	(822)
Dividends paid	(439)	(383)	(323)
Derivative settlements	(3)	—	—
Proceeds from exercise of stock options	250	328	553
Excess tax benefits from stock-based compensation	19	53	98
Repurchase of common stock	(2,477)	(23)	(5,370)

Net cash provided by (used in) financing activities	(3,232)	929	378

Net increase (decrease) in cash and cash equivalents	(266)	296	526
Cash and cash equivalents at beginning of year	1,352	1,056	530

Cash and cash equivalents at end of year	$1,086	$1,352	$1,056

Reconciliation of net income to net cash provided by operating activities:
Net income	$3,696	$3,212	$2,637
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,389	1,274	1,095
Stock-based compensation	165	92	78
Deferred income taxes and other non-cash items	48	(3)	39
Change in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable, net	(86)	(291)	280
Inventories	(1,199)	(488)	(448)
Other current assets	48	12	(59)
Other assets	(2)	19	(26)
Accounts payable	4	(64)	(181)
Accrued expenses	(66)	183	(168)
Other long-term liabilities	38	1	(17)

Net cash provided by operating activities	$4,035	$3,947	$3,230

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Shares			Dollars
In millions	Dec. 31, 2009	Dec. 31, 2008	Dec. 29, 2007	Dec. 31, 2009	Dec. 31, 2008	Dec. 29, 2007
Preference stock:
Beginning of year	4	4	4	$191	$202	$212
Conversion to common stock	(4)	—	—	(191)	(11)	(10)

End of year	—	4	4	$—	$191	$202

Common stock:
Beginning of year	1,603	1,590	847	$16	$16	$9
Common stock issued for Caremark Merger	—	—	713	—	—	7
Stock options exercised and stock awards	9	13	30	—	—	—

End of year	1,612	1,603	1,590	$16	$16	$16

Treasury stock:
Beginning of year	(165)	(154)	(22)	$(5,812)	$(5,620)	$(314)
Purchase of treasury shares	(73)	(7)	(135)	(2,477)	(33)	(5,379)
Conversion of preference stock	17	1	1	583	35	25
Transfer from shares held in trust	—	(7)	—	—	(272)	—
Employee stock purchase plan issuances	2	2	2	96	78	48

End of year	(219)	(165)	(154)	$(7,610)	$(5,812)	$(5,620)

Guaranteed ESOP obligation:
Beginning of year				$—	$(44)	$(82)
Reduction of guaranteed ESOP obligation				—	44	38

End of year				$—	$—	$(44)

Shares held in trust:
Beginning of year	(2)	(9)	—	$(56)	$(301)	$—
Transfer to treasury stock	—	7	—	—	245	—
Shares acquired through Caremark Merger	—	—	(9)	—	—	(301)

End of year	(2)	(2)	(9)	$(56)	$(56)	$(301)

Capital surplus:
Beginning of year				$27,280	$26,832	$2,198
Common stock issued for Caremark Merger, net of issuance costs				—	—	23,942
Conversion of shares held in Trust to treasury stock				—	27	—
Stock option activity and stock awards				291	392	608
Tax benefit on stock options and stock awards				19	53	98
Conversion of preference stock				(392)	(24)	$(14)

End of year				$27,198	$27,280	$26,832

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Shares			Dollars
In millions	Dec. 31, 2009	Dec. 31, 2008	Dec. 29, 2007	Dec. 31, 2009	Dec. 31, 2008	Dec. 29, 2007
Accumulated other comprehensive loss:
Beginning of year				$(143)	$(50)	$(73)
Net cash flow hedges, net of income tax				1	3	3
Pension liability adjustment, net of income tax				7	(96)	20

End of year				$(135)	$(143)	$(50)

Retained earnings:
Beginning of year				$13,098	$10,287	$7,966
Net income				3,696	3,212	2,637
Common stock dividends				(439)	(370)	(308)
Preference stock dividends				—	(14)	(15)
Tax benefit on preference stock dividends				—	1	1
Adoption of ASC 715-60 (formerly EITF 06-04 and 06-10)				—	(18)	—
Adoption of ASC 740 (formerly FIN 48)				—	—	6

End of year				$16,355	$13,098	$10,287

Total shareholders’ equity				$35,768	$34,574	$31,322

Comprehensive income:
Net income				$3,696	$3,212	$2,637
Net cash flow hedges, net of income tax				1	3	3
Pension liability adjustment, net of income tax				7	(96)	20

Comprehensive income				$3,704	$3,119	$2,660

See accompanying notes to consolidated financial statements.

1	Significant Accounting Policies

Description of business - CVS Caremark Corporation (the “Company”) is the largest pharmacy health care provider (based on revenues and prescriptions filled) in the United States.

Pharmacy Services Segment (the “PSS”) - The PSS provides a full range of prescription benefit management services including mail order pharmacy services, specialty pharmacy services, plan design and administration, formulary management and claims processing. The Company’s clients are primarily employers, insurance companies, unions, government employee groups, managed care organizations and other sponsors of health benefit plans and individuals throughout the United States.

As a pharmacy benefits manager, the PSS manages the dispensing of pharmaceuticals through our mail order pharmacies and national network of approximately 64,000 retail pharmacies to eligible members in the benefits plans maintained by our clients and utilizes its information systems to perform, among other things, safety checks, drug interaction screenings and brand to generic substitutions.

The PSS’s specialty pharmacies support individuals that require complex and expensive drug therapies. The specialty pharmacy business includes mail order and retail specialty pharmacies that operate under the Caremark® and CarePlus CVS/pharmacyTM names.

The PSS also provides health management programs, which include integrated disease management for 27 conditions, through Alere® and our Accordant® health management offering.

In addition, through our SilverScript Insurance Company (“SilverScript”) and Accendo Insurance Company (“Accendo”) subsidiaries, the PSS is a national provider of drug benefits to eligible beneficiaries under the Federal Government’s Medicare Part D program. The PSS acquired Accendo in the Longs Acquisition (defined later in Note 2), and, effective January 1, 2009, Accendo replaced RxAmerica® as the Medicare-approved prescription drug plan for the RxAmerica Medicare Part D drug benefit plans.

The pharmacy services business generates net revenues primarily by contracting with clients to provide prescription drugs to plan members. Prescription drugs are dispensed by the mail order pharmacies, specialty pharmacies and national network of retail pharmacies. Net revenues are also generated by providing additional services to clients, including administrative services such as claims processing and formulary management, as well as health care related services such as disease management.

The pharmacy services business operates under the Caremark Pharmacy Services®, Caremark, CVS CaremarkTM, CarePlus CVS/pharmacy, CarePlusTM, RxAmerica Accordant Care™ and TheraCom® names. As of December 31, 2009, the Pharmacy Services segment operated 49 retail specialty pharmacy stores, 18 specialty mail order pharmacies and six mail service pharmacies located in 25 states, Puerto Rico and the District of Columbia.

Retail Pharmacy Segment (the “RPS”) - The RPS sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, photo finishing, seasonal merchandise, greeting cards and convenience foods, through our CVS/pharmacy and Longs Drug retail stores and online through CVS.com®.

The RPS also provides health care services through its MinuteClinic health care clinics. MinuteClinics are staffed by nurse practitioners and physician assistants who utilize nationally recognized protocols to diagnose and treat minor health conditions, perform health screenings and deliver vaccinations.

As of December 31, 2009, the retail pharmacy business included 7,025 retail drugstores (of which 6,964 operated a pharmacy) located in 41 states and the District of Columbia operating primarily under the CVS/pharmacy® name, the online retail website, CVS.com® and 569 retail health care clinics operating under the MinuteClinic® name (of which 557 were located in CVS/pharmacy stores).

Corporate Segment - The Corporate segment provides management and administrative services to support the Company. The Corporate segment consists of certain aspects of our executive management, corporate relations, legal, compliance, human resources, corporate information technology and finance departments.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All intercompany balances and transactions have been eliminated.

Fiscal Year Change - On December 23, 2008, the Board of Directors of the Company approved a change in the Company’s fiscal year end from the Saturday nearest December 31 of each year to December 31 of each year to better reflect the Company’s position in the health care, rather than the retail, industry. The fiscal year change was effective beginning with the fourth quarter of fiscal 2008.

Following is a summary of the impact of the fiscal year change:

Fiscal Year	Fiscal Year-End	Fiscal Period	Fiscal Period Includes
2009	December 31, 2009	January 1, 2009 - December 31, 2009	365 days
2008	December 31, 2008	December 30, 2007 - December 31, 2008	368 days
2007	December 29, 2007	December 31, 2006 - December 29, 2007	364 days

Unless otherwise noted, all references to years relate to the above fiscal years.

Reclassifications - Certain reclassifications have been made to the 2008 and 2007 consolidated financial statements to conform to the current year presentation.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Fair Value Hierarchy - The Company utilizes the three-level valuation hierarchy for the recognition and disclosure of fair value measurements. The categorization of assets and liabilities within this hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The three levels of the hierarchy consist of the following:

•	Level 1 - Inputs to the valuation methodology are unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

•

Level 2 - Inputs to the valuation methodology are quoted prices for similar assets and liabilities in active markets, quoted prices in markets that are not active or inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the instrument.

•

Level 3 - Inputs to the valuation methodology are unobservable inputs based upon management’s best estimate of inputs market participants could use in pricing the asset or liability at the measurement date, including assumptions about risk.

Cash and cash equivalents - Cash and cash equivalents consist of cash and temporary investments with maturities of three months or less when purchased. The Company invests in short-term money market funds, commercial paper, time deposits, as well as other available-for-sale debt securities that are classified as cash and cash equivalents within the accompanying consolidated balance sheets, as these funds are highly liquid and readily convertible to known amounts of cash. These investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

Short-term investments - The Company’s short-term investments consist of certificate of deposits with initial maturities of greater than three months when purchased. These investments, which were classified as available-for-sale within Level 1 of the fair value hierarchy, were carried at historical cost, which approximated fair value at December 31, 2009. The Company had no short-term investments at December 31, 2008.

Fair value of financial instruments - As of December 31, 2009, the Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, short-term debt and current portion of short-term debt. Due to the short-term nature of these instruments, the Company’s carrying value approximates fair value. The carrying amount and estimated fair value of long-term debt was $8.6 billion and $8.8 billion, respectively, as of December 31, 2009. The fair value of long-term debt was estimated based on rates currently offered to the Company for debt with similar terms and maturities. The Company had outstanding letters of credit, which guaranteed foreign trade purchases, with a fair value of $9 million and $7 million as of December 31, 2009 and 2008, respectively. There were no outstanding investments in derivative financial instruments as of December 31, 2009 and 2008.

Accounts receivable - Accounts receivable are stated net of an allowance for doubtful accounts of $272 million and $189 million as of December 31, 2009 and 2008, respectively. The balance primarily includes amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies) and vendors as well as clients, members and manufacturers.

Inventories - Inventories are stated at the lower of cost or market on a first-in, first-out basis using the retail method of accounting to determine cost of sales and inventory in our CVS/pharmacy stores, average cost to determine cost of sales and inventory in our mail service and specialty pharmacies and the cost method of accounting to determine inventory in our distribution centers. Physical inventory counts are taken on a regular basis in each store and a continuous cycle count process is the primary procedure used to validate the inventory balances on hand in each distribution center to ensure that the amounts reflected in the accompanying consolidated financial statements are properly stated. During the interim period between physical inventory counts, the Company accrues for anticipated physical inventory losses on a location-by-location basis based on historical results and current trends. The cost method of accounting was used to determine inventory in the Longs Drug Stores as of December 31, 2008. The Longs Drug Stores began using the retail method of accounting beginning in the second quarter of 2009.

Property and equipment - Property, equipment and improvements to leased premises are depreciated using the straight-line method over the estimated useful lives of the assets, or when applicable, the term of the lease, whichever is shorter. Estimated useful lives generally range from 10 to 40 years for buildings, building improvements and leasehold improvements and 3 to 10 years for fixtures and equipment. Repair and maintenance costs are charged directly to expense as incurred. Major renewals or replacements that substantially extend the useful life of an asset are capitalized and depreciated.

The following are the components of property and equipment at December 31:

In millions	2009	2008
Land	$1,076	$1,304
Building and improvements	2,020	1,525
Fixtures and equipment	6,322	6,216
Leasehold improvements	2,673	2,581
Software	853	666

	12,944	12,292
Accumulated depreciation and amortization	(5,021)	(4,167)

	$7,923	$8,125

The gross amount of property and equipment under capital leases was $191 million and $182 million as of December 31, 2009 and 2008, respectively.

The Company capitalizes application development stage costs for significant internally developed software projects. These costs are amortized over the estimated useful lives of the software, which generally range from 3 to 5 years.

Goodwill - Goodwill and other indefinite-lived assets are not amortized, but are subject to impairment reviews annually, or more frequently if necessary. See Note 3 for additional information on goodwill.

Intangible assets - Purchased customer contracts and relationships are amortized on a straight-line basis over their estimated useful lives between 10 and 20 years. Purchased customer lists are amortized on a straight-line basis over their estimated useful lives of up to 10 years. Purchased leases are amortized on a straight-line basis over the remaining life of the lease. See Note 3 for additional information about intangible assets.

Impairment of long-lived assets - The Company groups and evaluates fixed and finite-lived intangible assets, excluding goodwill, for impairment at the lowest level at which individual cash flows can be identified. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset group to the individual store’s estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset group, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset group to the asset group’s estimated future cash flows (discounted and with interest charges). If required, an impairment loss is recorded for the portion of the asset group’s carrying value that exceeds the asset group’s estimated future cash flows (discounted and with interest charges).

Redeemable noncontrolling interest - The Company has an approximately 60% ownership interest in Generation Health, Inc. (“Generation Health”) and consolidates Generation Health in its consolidated financial statements. The noncontrolling shareholders of Generation Health hold put rights for the remaining interest in Generation Health that if exercised would require the Company to purchase the remaining interest in Generation Health in 2015 for a minimum of $27 million and a maximum of $159 million, depending on certain financial metrics of Generation Health in 2014. Since the noncontrolling shareholders of Generation Health have a redemption feature as a result of the put right, the Company has classified the redeemable noncontrolling interest in Generation Health in the mezzanine section of the consolidated balance sheet outside of shareholders’ equity. The Company initially recorded the redeemable noncontrolling interest at a fair value of $37 million on the date of acquisition. At the end of each reporting period, if the estimated accreted redemption value exceeds the carrying value of the noncontrolling interest, the difference is recorded as a reduction of retained earnings. Any such reductions in retained earnings would also reduce income available to common shareholders in the Company’s earnings per share calculations.

Revenue Recognition:

Pharmacy Services Segment - The PSS sells prescription drugs directly through its mail service pharmacies and indirectly through its national retail pharmacy network. The PSS recognizes revenues from prescription drugs sold by its mail service pharmacies and under national retail pharmacy network contracts where the PSS is the principal using the gross method at the contract prices negotiated with its clients. Net revenue from the PSS includes: (i) the portion of the price the client pays directly to the PSS, net of any volume-related or other discounts paid back to the client (see “Drug Discounts” later in this document), (ii) the price paid to the PSS (“Mail Co-Payments”) or a third party pharmacy in the PSS’ national retail pharmacy network (“Retail Co-Payments”) by individuals included in its clients’ benefit plans and (iii) administrative fees for national retail pharmacy network contracts where the PSS is not the principal as discussed later in this document.

The PSS recognizes revenue when: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable and (iv) collectability is reasonably assured. The Company has established the following revenue recognition policies for the PSS:

•

Revenues generated from prescription drugs sold by mail service pharmacies are recognized when the prescription is shipped. At the time of shipment, the Company has performed substantially all of its obligations under its client contracts and does not experience a significant level of reshipments.

•

Revenues generated from prescription drugs sold by third party pharmacies in the PSS’ national retail pharmacy network and associated administrative fees are recognized at the PSS’ point-of-sale, which is when the claim is adjudicated by the PSS’ online claims processing system.

The PSS determines whether it is the principal or agent for its national retail pharmacy network transactions on a contract by contract basis. In the majority of its contracts, the PSS has determined it is the principal due to it: (i) being the primary obligor in the arrangement, (ii) having latitude in establishing the price, changing the product or performing part of the service, (iii) having discretion in supplier selection, (iv) having involvement in the determination of product or service specifications and (v) having credit risk. The PSS’ obligations under its client contracts for which revenues are reported using the gross method are separate and distinct from its obligations to the third party pharmacies included in its national retail pharmacy network contracts. Pursuant to these contracts, the PSS is contractually required to pay the third party pharmacies in its national retail pharmacy network for products sold, regardless of whether the PSS is paid by its clients. The PSS’ responsibilities under its client contracts typically include validating eligibility and coverage levels, communicating the prescription price and the co-payments due to the third party retail pharmacy, identifying possible adverse drug interactions for the pharmacist to address with the physician prior to dispensing, suggesting clinically appropriate generic alternatives where appropriate and approving the prescription for dispensing. Although the PSS does not have credit risk with respect to Retail Co-Payments, management believes that all of the other indicators of gross revenue reporting are present. For contracts under which the PSS acts as an agent, the PSS records revenues using the net method.

Drug Discounts - The PSS deducts from its revenues any discounts paid to its clients. The PSS pays discounts to its clients in accordance with the terms of its client contracts, which are normally based on a fixed discount per prescription for specific products dispensed or a percentage of manufacturer discounts received for specific products dispensed. The liability for discounts due to the PSS’ clients is included in “Claims and discounts payable” in the accompanying consolidated balance sheets.

Medicare Part D - The PSS participates in the Federal Government’s Medicare Part D program as a Prescription Drug Plan (“PDP”). The PSS’ net revenues include insurance premiums earned by the PDP, which are determined based on the PDP’s annual bid and related contractual arrangements with the Centers for Medicare and Medicaid Services (“CMS”). The insurance premiums include a beneficiary premium, which is the responsibility of the PDP member, but is subsidized by CMS in the case of low-income members, and a direct premium paid by CMS. Premiums collected in advance are initially deferred in accrued expenses and are then recognized in net revenues over the period in which members are entitled to receive benefits.

In addition to these premiums, the PSS’ net revenues include co-payments, deductibles and co-insurance (collectively, the “Member Co-Payments”) related to PDP members’ actual prescription claims in its net revenues. In certain cases, CMS subsidizes a portion of these Member Co-Payments and pays the PSS an estimated prospective Member Co-Payment subsidy amount each month. The prospective Member Co-Payment subsidy amounts received from CMS are also included in the PSS’ net revenues. The Company assumes no risk for these amounts, which represented 3.5%, 1.3% and 0.8% of consolidated net revenues in 2009, 2008 and 2007, respectively. If the prospective Member Co-Payment subsidies received differ from the amounts based on actual prescription claims, the difference is recorded in either accounts receivable or accrued expenses.

The PSS accounts for CMS obligations and Member Co-Payments (including the amounts subsidized by CMS) using the gross method consistent with its revenue recognition policies for Mail Co-Payments and Retail Co-Payments (discussed previously in this document). See Note 7 for additional information about Medicare Part D.

Retail Pharmacy Segment - The RPS recognizes revenue from the sale of merchandise (other than prescription drugs) at the time the merchandise is purchased by the retail customer. Revenue from the sale of prescription drugs is recognized at the time the prescription is filled, which is or approximates when the retail customer picks up the prescription. Customer returns are not material. Revenue generated from the performance of services in the RPS’ health care clinics is recognized at the time the services are performed. See Note 13 for additional information about the revenues of the Company’s business segments.

Cost of revenues:

Pharmacy Services Segment - The PSS’ cost of revenues includes: (i) the cost of prescription drugs sold during the reporting period directly through its mail service pharmacies and indirectly through its national retail pharmacy network, (ii) shipping and handling costs and (iii) the operating costs of its mail service pharmacies and client service operations and related information technology support costs including depreciation and amortization. The cost of prescription drugs sold component of cost of revenues includes: (i) the cost of the prescription drugs purchased from manufacturers or distributors and shipped to members in clients’ benefit plans from the PSS’ mail service pharmacies, net of any volume-related or other discounts (see “Drug Discounts” previously in this document) and (ii) the cost of prescription drugs sold (including Retail Co-Payments) through the PSS’ national retail pharmacy network under contracts where it is the principal, net of any volume-related or other discounts.

Retail Pharmacy Segment - The RPS’ cost of revenues includes: the cost of merchandise sold during the reporting period and the related purchasing costs, warehousing and delivery costs (including depreciation and amortization) and actual and estimated inventory losses. See Note 13 for additional information about the cost of revenues of the Company’s business segments.

Vendor allowances and purchase discounts:

The Company accounts for vendor allowances and purchase discounts as follows:

Pharmacy Services Segment - The PSS receives purchase discounts on products purchased. The PSS’ contractual arrangements with vendors, including manufacturers, wholesalers and retail pharmacies, normally provide for the PSS to receive purchase discounts from established list prices in one, or a combination of, the following forms: (i) a direct discount at the time of purchase, (ii) a discount for the prompt payment of invoices or (iii) when products are purchased indirectly from a manufacturer (e.g., through a wholesaler or retail pharmacy), a discount (or rebate) paid subsequent to dispensing. These rebates are recognized when prescriptions are dispensed and are generally calculated and billed to manufacturers within 30 days of the end of each completed quarter. Historically, the effect of adjustments resulting from the reconciliation of rebates recognized to the amounts billed and collected has not been material to the PSS’ results of operations. The PSS accounts for the effect of any such differences as a change in accounting estimate in the period the reconciliation is completed. The PSS also receives additional discounts under its wholesaler contract if it exceeds contractually defined annual purchase volumes.

The PSS earns purchase discounts at various points in its business cycle (e.g., when the product is purchased, when the vendor is paid or when the product is dispensed) for products sold through its mail service pharmacies and third party pharmacies included in its national retail pharmacy network. In addition, the PSS receives fees from pharmaceutical manufacturers for administrative services. Purchase discounts and administrative service fees are recorded as a reduction of “Cost of revenues”.

Retail Pharmacy Segment - Vendor allowances received by the RPS reduce the carrying cost of inventory and are recognized in cost of revenues when the related inventory is sold, unless they are specifically identified as a reimbursement of incremental costs for promotional programs and/or other services provided. Funds that are directly linked to advertising commitments are recognized as a reduction of advertising expense (included in operating expenses) when the related advertising commitment is satisfied. Any such allowances received in excess of the actual cost incurred also reduce the carrying cost of inventory. The total value of any upfront payments received from vendors that are linked to purchase commitments is initially deferred. The deferred amounts are then amortized to reduce cost of revenues over the life of the contract based upon purchase volume. The total value of any upfront payments received from vendors that are not linked to purchase commitments is also initially deferred. The deferred amounts are then amortized to reduce cost of revenues on a straight-line basis over the life of the related contract. The total amortization of these upfront payments was not material to the accompanying consolidated financial statements.

Insurance - The Company is self-insured for certain losses related to general liability, workers’ compensation and auto liability. The Company obtains third party insurance coverage to limit exposure from these claims. The Company is also self-insured for certain losses related to health and medical liabilities. The Company’s self-insurance accruals, which include reported claims and claims incurred but not reported, are calculated using standard insurance industry actuarial assumptions and the Company’s historical claims experience.

Store opening and closing costs - New store opening costs, other than capital expenditures, are charged directly to expense when incurred. When the Company closes a store, the present value of estimated unrecoverable costs, including the remaining lease obligation less estimated sublease income and the book value of abandoned property and equipment, are charged to expense. The long-term portion of the lease obligations associated with store closings was $424 million and $399 million in 2009 and 2008, respectively.

Advertising costs - Advertising costs are expensed when the related advertising takes place. Advertising costs, net of vendor funding (included in operating expenses), were $317 million in 2009, $324 million in 2008 and $291 million in 2007.

Interest expense, net - Interest expense was $530 million, $530 million and $468 million, and interest income was $5 million, $21 million and $33 million in 2009, 2008 and 2007, respectively. Capitalized interest totaled $39 million in 2009, $28 million in 2008 and $24 million in 2007.

Shares held in trust - As a result of the Caremark Merger (see Note 2), the Company maintains grantor trusts, which held approximately 2 million shares of its common stock at December 31, 2009 and 2008. These shares are designated for use under various employee compensation plans. Since the Company holds these shares, they are excluded from the computation of basic and diluted shares outstanding.

Accumulated other comprehensive loss - Accumulated other comprehensive loss consists of changes in the net actuarial gains and losses associated with pension and other postretirement benefit plans, and unrealized losses on derivatives. The amount included in accumulated other comprehensive income related to the Company’s pension and postretirement plans was $203 million pre-tax ($125 million after-tax) as of December 31, 2009 and $217 million pre-tax ($132 million after-tax) as of December 31, 2008. The net impact on cash flow hedges totaled $15 million pre-tax ($10 million after-tax) and $17 million pre-tax ($11 million after-tax) as of December 31, 2009 and 2008, respectively.

Stock-based compensation - Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable requisite service period of the stock award (generally

3 to 5 years) using the straight-line method. Stock-based compensation costs are included in selling, general and administrative expenses.

Income taxes - The Company provides for federal and state income taxes currently payable, as well as for those deferred because of timing differences between reported income and expenses for financial statement purposes versus tax purposes. Federal and state tax credits are recorded as a reduction of income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recoverable or settled. The effect of a change in tax rates is recognized as income or expense in the period of the change.

Loss from discontinued operations - In connection with certain business dispositions completed between 1991 and 1997, the Company continues to guarantee store lease obligations for a number of former subsidiaries, including Linens ‘n Things. On May 2, 2008, Linens Holding Co. and certain affiliates, which operate Linens ‘n Things, filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The Company’s loss from discontinued operations includes $12 million of lease-related costs ($19 million, net of a $7 million income tax benefit) and $132 million of lease-related costs ($214 million, net of an $82 million income tax benefit) as of December 31, 2009 and 2008, respectively, which the Company believes is likely required to satisfy the lease guarantees associated with Linens ‘n Things.

Earnings per common share - Basic earnings per common share is computed by dividing: (i) net earnings, after deducting the after-tax Employee Stock Ownership Plan (“ESOP”) preference dividends, by (ii) the weighted average number of common shares outstanding during the year (the “Basic Shares”).

When computing diluted earnings per common share for fiscal years 2008 and 2007, the Company assumed that the ESOP preference stock was converted into common stock and all dilutive stock awards were exercised. After the assumed ESOP preference stock conversion, the ESOP Trust would hold common stock rather than ESOP preference stock and would receive common stock dividends ($0.25800 per share in 2008 and $0.22875 per share in 2007) rather than ESOP preference stock dividends ($3.90 per share). Since the ESOP Trust used the dividends it received to service its debt, the Company had to increase its contribution to the ESOP Trust to compensate it for the lower dividends. This additional contribution reduced the Company’s net earnings, which in turn, reduced the amounts that would be accrued under the Company’s incentive compensation plans.

Diluted earnings per common share is computed by dividing: (i) net earnings, after accounting for the difference between the dividends on the ESOP preference stock and common stock and after making adjustments for the incentive compensation plans, by (ii) Basic Shares plus the additional shares that would be issued assuming that all dilutive stock awards are exercised and the ESOP preference stock is converted into common stock. Options to purchase 37.7 million, 20.9 million, and 10.7 million shares of common stock were outstanding as of December 31, 2009, December 31, 2008 and December 29, 2007, respectively, but were not included in the calculation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive. See Note 8 for additional information about the ESOP.

Recently Adopted Accounting Pronouncements

In the third quarter of 2009, the Company adopted the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) as the source of authoritative generally accepted accounting principles (“GAAP”) for nongovernmental entities. The ASC does not change GAAP but rather takes the numerous individual pronouncements that previously constituted GAAP and reorganizes them into approximately 90 accounting topics, and displays all topics using a consistent structure. Citing particular content in the ASC involves specifying the unique numeric path to the content. The adoption of ASC did not have any effect on the Company’s consolidated results of operations, financial position or cash flows.

During the second quarter of 2009, the Company adopted ASC 855 Subsequent Events (formerly Statement of Financial Accounting Standards (“SFAS”) No. 165, “Subsequent Events”) which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but prior to the issuance of the financial statements. The adoption of this standard did not have a material impact on the Company’s consolidated results of operations, financial position, cash flows or disclosures.

During the first quarter of 2009, the Company adopted ASC 805 Business Combinations (“ASC 805”) (formerly SFAS No. 141 (R), “Business Combinations”). ASC 805 establishes the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The guidance also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of business combinations. ASC 805 requires that income tax benefits related to business combinations that are not recorded at the date of acquisition are recorded as an income tax benefit in the statement of operations when subsequently recognized. Previously, unrecognized income tax benefits related to business combinations were recorded as an adjustment to the purchase price allocation when recognized. During 2009, the Company recognized approximately $147 million of previously unrecognized income tax benefits related to business combinations (after considering the federal benefit of state taxes), plus interest, due to the expiration of various statutes of limitations and settlements with tax authorities. As of December 31, 2009, the Company had approximately $20 million of unrecognized tax benefits (after considering the federal benefit of state taxes), plus interest, related to business combinations that would have been treated as an adjustment to the purchase price allocation if they would have been recognized under the previous business combination guidance.

In April 2009, the FASB issued further guidance as it relates to ASC 805 (formerly FASB Staff Position No. FAS 141(R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”) to address the initial recognition, measurement and subsequent accounting for assets and liabilities arising from contingencies in a business combination, and requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met. This guidance also requires that a systematic and rational basis for subsequently measuring and accounting for the assets or liabilities be developed depending on their nature. The adoption of this guidance may have an impact on the accounting for future business combinations, but the effect is dependant upon acquisitions at that time.

During the first quarter of 2009, the Company adopted SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”, which is now included in ASC 810 Consolidations. This statement requires the presentation of net income (loss) allocable to noncontrolling interests along with net income (loss) attributable to shareholders of the company to be separately disclosed in the consolidated statement of operations. Noncontrolling interests in consolidated subsidiaries are generally required to be reported as a separate component of equity in the consolidated balance sheet, apart from the equity of the parent company. However, a redeemable noncontrolling interest subject to a put option, which may require the purchase of an interest in a consolidated subsidiary from a noncontrolling interest holder, is required to be classified outside of shareholders’ equity.

During the first quarter of 2008, the Company adopted additional guidance within ASC 715-60 Defined Benefit Plans-Other Postretirement (formerly Emerging Issues Task Force (“EITF”) No. 06-4, “Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements” and EITF No. 06-10, “Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements”). The application of this guidance requires a company to recognize a liability for the discounted value of the future premium benefits that a company will incur through the death of the underlying insured and provides guidance for determining a liability for the postretirement benefit obligation as well as recognition and measurement of the associated asset on the basis of the terms of the collateral assignment agreement. The adoption of the content within ASC 715-60 did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

Recent Accounting Pronouncement Not Yet Effective

In June 2009, the FASB issued SFAS No. 167 (not yet codified in ASC), “Amendments to FASB Interpretation No. 46(R),” (“SFAS 167”). The standard amends the content within ASC 810 Consolidations (formerly FASB Interpretations (“FIN”) No. 46 (R)) to require a company to analyze whether its interest in a variable interest entity (“VIE”) gives it a controlling financial interest. The determination of whether a company is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and a company’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. Additional disclosures are required to identify a company’s involvement with the VIE and any significant changes in risk exposure due to such involvement. SFAS 167 is effective for all new and existing VIEs as of the beginning of the first fiscal year that begins after November 15, 2009. The Company does not believe the adoption of SFAS 167 will have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

2	Business Combinations

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

CVS Corporation was considered the acquirer of Caremark for accounting purposes and the total purchase price was allocated to the assets acquired and liabilities assumed from Caremark based on their fair values as of March 22, 2007. The total consideration was approximately $26.9 billion and includes amounts related to Caremark common stock ($23.3 billion), Caremark stock options ($600 million) and special cash dividend ($3.2 billion), less shares held in trust ($300 million). The results of the operations of Caremark have been included in the consolidated statements of operations since March 22, 2007.

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

Effective December 30, 2009, the Company acquired an approximately 60% interest in Generation Health, a genetic benefit management company for approximately $34 million in cash and issued certain put rights to the remaining noncontrolling shareholders. The put rights allow the noncontrolling shareholders to require the Company to buy their shares for cash in the future, depending on certain financial metrics of Generation Health. The fair value of the redeemable noncontrolling interest including put rights on the date of acquisition was approximately $37 million which was determined using inputs classified as Level 3 in the fair value hierarchy.

3	Goodwill and Other Intangibles

Goodwill and other indefinitely-lived assets are not amortized, but are subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate impairment may exist.

When evaluating goodwill for potential impairment, the Company first compares the fair value of the reporting unit to its carrying amount. The Company estimates the fair value of its reporting units using a combination of a future discounted cash flow valuation model and a comparable market transaction model. As the Company utilizes internal financial projections for the determination of future cash flows, the fair value methodology is considered to use inputs classified as Level 3 in the fair value hierarchy. If the estimated fair value of the reporting unit is less than its carrying amount, an impairment loss calculation is prepared. The impairment loss calculation compares the implied fair value of a reporting unit’s goodwill with the carrying amount of its goodwill. If the carrying amount of the goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to the excess. During the third quarter of 2009, the Company performed its required annual goodwill impairment tests. The Company concluded there were no goodwill impairments as of the testing date. The carrying amount of goodwill was $25.7 billion and $25.5 billion as of December 31, 2009 and 2008, respectively. During 2009, goodwill increased primarily due to the acquisition of Generation Health and the finalization of the purchase price allocation in connection with the Longs Acquisition.

Indefinitely-lived intangible assets are tested for impairment by comparing the estimated fair value of the asset to its carrying value. The Company estimates the fair value of its indefinitely-lived trademark using the relief from royalty method under the income approach. As this method of estimating fair value utilizes internal financial projections for determination of future cash flows, the fair value methodology is considered to use inputs classified as Level 3 in the fair value hierarchy. If the carrying value of the asset exceeds its estimated fair value, an impairment loss is recognized and the asset is written down to its estimated fair value. During the third quarter of 2009, the Company performed its annual impairment test of the indefinitely-lived trademark and concluded there was no impairment as of the testing date. The carrying amount of indefinitely-lived assets was $6.4 billion as of December 31, 2009 and 2008. Intangible assets with finite useful lives are amortized over their estimated useful lives.

The Company amortizes intangible assets with finite lives over the estimated useful lives of the respective assets, which have a weighted average useful life of 13.2 years. The weighted average useful lives of the Company’s customer contracts and relationships and covenants not to compete are 12.8 years. The weighted average of the Company’s favorable leases and other intangible assets are 15.3 years. Amortization expense for intangible assets totaled $430 million, $405 million and $344 million in 2009, 2008 and 2007, respectively. The anticipated annual amortization expense for these intangible assets is $418 million in 2010, $409 million in 2011, $390 million in 2012, $367 million in 2013 and $335 million in 2014.

The following table is a summary of the Company’s intangible assets as of December 31:

	2009			2008
In millions	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks (indefinitely-lived)	$6,398	$—	$6,398	$6,398	$—	$6,398
Customer contracts and relationships and covenants not to compete	4,828	(1,604)	3,224	4,749	(1,240)	3,509
Favorable leases and other	756	(251)	505	719	(180)	539

	$11,982	$(1,855)	$10,127	$11,866	$(1,420)	$10,446

4	Share Repurchase Program

On November 4, 2009, the Company’s Board of Directors authorized, effective immediately, a share repurchase program for up to $2.0 billion of its outstanding common stock (the “2009 Repurchase Program”). The share repurchase program expires in December 2011 and permits the Company to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions and/or accelerated share repurchase programs. From November 4, 2009 through December 31, 2009, the Company repurchased 16.1 million shares of common stock for approximately $500 million pursuant to the 2009 Repurchase Program. The 2009 Repurchase Program may be modified, extended or terminated by the Company’s Board of Directors at any time.

On May 7, 2008, the Company’s Board of Directors authorized, effective May 21, 2008, a share repurchase program for up to $2.0 billion of its outstanding common stock (the “2008 Repurchase Program”). From May 21, 2008 through December 31, 2008, the Company repurchased approximately 0.6 million shares of common stock for $23 million under the 2008 Repurchase Program. During the year ended December 31, 2009, the Company repurchased approximately 57.0 million shares of common stock for approximately $2.0 billion completing the 2008 Repurchase Program.

On May 9, 2007, the Company’s Board of Directors authorized a share repurchase program for up to $5.0 billion of its outstanding common stock. The share repurchase program was completed during 2007 through a $2.5 billion fixed dollar accelerated share repurchase agreement (the “May ASR agreement”), under which final settlement occurred in October 2007 and resulted in the repurchase of approximately 67.5 million shares of common stock; an open market repurchase program, which concluded in November 2007 and resulted in approximately 5.3 million shares of common stock being repurchased for approximately $212 million; and a $2.3 billion dollar fixed accelerated share repurchase agreement (the “November ASR agreement”), which resulted in an initial 51.6 million shares of common stock being purchased and placed into treasury stock as of December 29, 2007. The final settlement under the November ASR agreement occurred on March 28, 2008 and resulted in the Company receiving an additional 5.7 million shares of common stock, which were placed into treasury stock as of March 29, 2008.

5	Borrowing and Credit Agreements

The following table is a summary of the Company’s borrowings as of December 31:

In millions	2009	2008
Commercial paper	$315	$2,544
Bridge credit facility	—	500
4.0% senior notes due 2009	—	650
Floating rate notes due 2010(1)	350	350
Floating rate notes due 2010(1)	1,750	1,750
5.75% senior notes due 2011	800	800
Floating rate note due 2011(1)	300	—
4.875% senior notes due 2014	550	550
6.125% senior notes due 2016	700	700
5.75% senior notes due 2017	1,750	1,750
6.25% senior notes due 2027	1,000	1,000
6.60% senior notes due 2019	1,000	—
6.125% note due 2039	1,500	—
6.302% Enhanced Capital Advantage Preferred Securities	1,000	1,000
Mortgage notes payable	6	7
Capital lease obligations	154	153

	11,175	11,754
Less:
Short-term debt	(315)	(3,044)
Current portion of long-term debt	(2,104)	(653)

	$8,756	$8,057

(1)	As of December 31, 2009, the weighted average interest rate for the Company’s floating rate notes due in 2010 was 0.87%.

In connection with its commercial paper program, the Company maintains a $675 million, five-year unsecured back-up credit facility, which expires on June 2, 2010, a $1.4 billion, five-year unsecured back-up credit facility, which expires on May 12, 2011 and a $1.3 billion, five-year unsecured back-up credit facility, which expires on March 12, 2012. The credit facilities allow for borrowings at various rates depending on the Company’s public debt ratings and require the Company to pay a quarterly facility fee of 0.1%, regardless of usage. As of December 31, 2009, the Company had no outstanding borrowings against the back-up credit facilities. The weighted average interest rate for short-term debt was 0.31% as of December 31, 2009 and 5.36% as of December 31, 2008.

On March 10, 2009, the Company issued $1.0 billion of 6.60% unsecured senior notes due March 15, 2019 (the “March 2009 Notes”). The March 2009 Notes pay interest semi-annually and may be redeemed, in whole or in part, at a defined redemption price plus accrued interest. The net proceeds were used to repay the bridge credit facility, a portion of the Company’s outstanding commercial paper borrowings and for general corporate purposes.

On July 1, 2009, the Company issued a $300 million unsecured floating rate senior note due January 30, 2011 (the “the 2009 Floating Rate Note”). The 2009 Floating Rate Note pays interest quarterly. The net proceeds from the 2009 Floating Rate Note were used for general corporate purposes.

On September 8, 2009, the Company issued $1.5 billion of 6.125% unsecured senior notes due September 15, 2039 (the “September 2009 Notes”). The September 2009 Notes pay interest semi-annually and may be redeemed, in whole or in part, at a defined redemption price plus accrued interest. The net proceeds were used to repay a portion of the Company’s outstanding commercial paper borrowings, $650 million of unsecured senior notes and for general corporate purposes.

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

The credit facilities, back-up credit facilities, unsecured senior notes and ECAPS contain customary restrictive financial and operating covenants. The covenants do not materially affect the Company’s financial or operating flexibility.

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2009 are $2.1 billion in 2010, $1.1 billion in 2011, $1.0 billion in 2012, $5 million in 2013 and $555 million in 2014.

6	Leases

The Company leases most of its retail and mail locations, 11 of its distribution centers and certain corporate offices under non-cancelable operating leases, with initial terms of 15 to 25 years and with options that permit renewals for additional periods. The Company also leases certain equipment and other assets under noncancelable operating leases, with initial terms of 3 to 10 years. Minimum rent is expensed on a straight-line basis over the term of the lease. In addition to minimum rental payments, certain leases require additional payments based on sales volume, as well as reimbursement for real estate taxes, common area maintenance and insurance, which are expensed when incurred.

The following table is a summary of the Company’s net rental expense for operating leases for the respective years:

In millions	2009	2008	2007
Minimum rentals	$1,857	$1,691	$1,557
Contingent rentals	61	58	65

	1,918	1,749	1,622
Less: sublease income	(19)	(25)	(21)

	$1,899	$1,724	$1,601

The following table is a summary of the future minimum lease payments under capital and operating leases as of December 31, 2009:

In millions	Capital Leases	Operating Leases
2010	$17	$2,094
2011	17	1,877
2012	18	1,953
2013	18	1,855
2014	18	1,657
Thereafter	236	17,477

Total future lease payments	$324	$26,913

Less: imputed interest	(170)

Present value of capital lease obligations	$154

The Company finances a portion of its store development program through sale-leaseback transactions. The properties are sold at fair value, which approximates net book value, and the resulting leases qualify and are accounted for as operating leases. The operating leases that resulted from these transactions are included in the above table. The Company does not have any retained or contingent interests in the stores and does not provide any guarantees, other than a guarantee of lease payments, in connection with the sale-leaseback transactions. Proceeds from sale-leaseback transactions totaled $1.6 billion in 2009. This compares to $204 million in 2008 and $601 million in 2007.

7	Medicare Part D

The Company offers Medicare Part D benefits through SilverScript and Accendo, which have contracted with CMS to be a PDP and, pursuant to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“MMA”), must be risk-bearing entities regulated under state insurance laws or similar statutes.

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

The Company has recorded estimates of various assets and liabilities arising from its participation in the Medicare Part D program based on information in its claims management and enrollment systems. Significant estimates arising from its participation in this program include: (i) estimates of low-income cost subsidy and reinsurance amounts ultimately payable to or receivable from CMS based on a detailed claims reconciliation that will occur in 2010; (ii) estimates of amounts payable to or receivable from other PDPs for claims costs incurred as a result of retroactive enrollment changes, which were communicated by CMS after such claims had been incurred; and (iii) an estimate of amounts receivable from or payable to CMS under a risk-sharing feature of the Medicare Part D program design, referred to as the risk corridor.

8	Employee Stock Ownership Plan

The Company sponsored a defined contribution Employee Stock Ownership Plan (the “ESOP”) that covered full-time employees with at least one year of service.

In 1989, the ESOP Trust issued and sold $358 million of 20-year, 8.52% notes, which were due and retired on December 31, 2008 (the “ESOP Notes”). The proceeds from the ESOP Notes were used to purchase 7 million shares of Series One ESOP Convertible Preference Stock (the “ESOP Preference Stock”) from the Company. Since the ESOP Notes were guaranteed by the Company, the outstanding balance was reflected as long-term debt, and a corresponding guaranteed ESOP obligation was reflected in shareholders’ equity in the consolidated balance sheet.

Each share of ESOP Preference Stock had a guaranteed minimum liquidation value of $53.45, was convertible into 4.628 shares of common stock and was entitled to receive an annual dividend of $3.90 per share.

The ESOP Trust used the dividends received and contributions from the Company to repay the ESOP Notes. As the ESOP Notes were repaid, ESOP Preference Stock was allocated to plan participants based on (i) the ratio of each year’s debt service payment to total current and future debt service payments multiplied by (ii) the number of unallocated shares of ESOP Preference Stock in the plan.

As of December 31, 2009, no shares of ESOP Preference Stock were outstanding and allocated to plan participants. On January 30, 2009, pursuant to the Company’s Amended and Restated Certificate of Incorporation (the “Charter”), the Company informed the trustee of the ESOP Trust of its intent to redeem for cash all of the outstanding shares of ESOP Preference Stock on February 24, 2009 (the “Redemption Date”). Under the Charter, at any time prior to the Redemption Date, the trustee had the right to convert the ESOP Preference Stock into shares of the Company’s Common Stock. The conversion rate at the time of the notice was 4.628 shares of Common Stock for each share of ESOP Preference Stock. The trustee exercised its right of conversion on February 23, 2009, and all outstanding shares of ESOP Preference Stock were converted into Common Stock.

Annual ESOP expense recognized is equal to (i) the interest incurred on the ESOP Notes plus (ii) the higher of (a) the principal repayments or (b) the cost of the shares allocated, less (iii) the dividends paid. Similarly, the guaranteed ESOP obligation is reduced by the higher of (i) the principal payments or (ii) the cost of shares allocated.

60

9	Pension Plans and Other Postretirement Benefits

During the fourth quarter of 2009, the Company adopted the new disclosure requirements of ASC 715 Subtopic 20 – Defined Benefit Plans (formerly FASB Staff Position (“FSP”) No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”), which enhances the required disclosures about plan assets in an employer’s defined benefit pension or other postretirement plan, including investment allocations decisions, inputs and valuations techniques used to measure the fair value of plan assets and significant concentrations of risks within plan assets.

Defined Contribution Plans

The Company sponsors voluntary 401(k) Savings Plans that cover substantially all employees who meet plan eligibility requirements. The Company makes matching contributions consistent with the provisions of the plans. At the participant’s option, account balances, including the Company’s matching contribution, can be moved without restriction among various investment options, including the Company’s common stock. The Company also maintains a nonqualified, unfunded Deferred Compensation Plan for certain key employees. This plan provides participants the opportunity to defer portions of their compensation and receive matching contributions that they would have otherwise received under the 401(k) Savings Plan if not for certain restrictions and limitations under the Internal Revenue Code. The Company’s contribution under the above defined contribution plans totaled $173 million in 2009, $117 million in 2008 and $81 million in 2007. The Company also sponsored an Employee Stock Ownership Plan. See Note 8 for additional information about this plan.

Other Postretirement Benefits

The Company provides postretirement health care and life insurance benefits to certain retirees who meet eligibility requirements. The Company’s funding policy is generally to pay covered expenses as they are incurred. For retiree medical plan accounting, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. As of December 31, 2009 and 2008, the Company’s postretirement medical plans have an accumulated postretirement benefit obligation of $17 million. Net periodic benefit costs related to these postretirement medical plans were approximately $1 million for 2009, 2008 and 2007.

Pension Plans

The Company sponsors ten non-contributory defined benefit pension plans that cover certain full-time employees, which were frozen in prior periods. These plans are funded based on actuarial calculations and applicable federal regulations. As of December 31, 2009, the Company’s qualified defined benefit plans have a projected benefit obligation of $612 million and plan assets of $372 million. As of December 31, 2008, the Company’s qualified defined benefit plans had a projected benefit obligation of $546 million and plan assets of $286 million. Net periodic pension costs related to these qualified benefit plans were $16 million, $9 million and $14 million in 2009, 2008 and 2007, respectively.

The discount rate is determined by examining the current yields observed on the measurement date of fixed-interest, high quality investments expected to be available during the period to maturity of the related benefits on a plan by plan basis. The discount rate for the plans was 6.0% in 2009 and 6.25% in 2008. The expected long-term rate of return is determined by using the target allocation and historical returns for each asset class on a plan by plan basis. The expected long-term rate of return for all plans was 8.5% in 2009, 2008 and 2007.

The Company uses an investment strategy, which emphasizes equities in order to produce higher expected returns, and in the long run, lower expected expense and cash contribution requirements. The pension plan assets allocation targets were 60% equity and 40% fixed income. As the result of a detailed asset liability study performed during the fourth quarter of 2009, the pension plan asset allocation shall target 50% equity and 50% fixed income during the upcoming year.

As of December 31, 2009, the Company’s qualified defined benefit pension plan assets consisted of 64% equity, 35% fixed income, and 1% money market securities of which 67% were classified as Level 1 and 33% as Level 2 in the fair value hierarchy. The Company’s qualified defined benefit pension plan assets as of December 31, 2008 consisted of 62% equity, 37% fixed income, and 1% money market securities of which 69% were classified as Level 1 and 31% as Level 2 in the fair value hierarchy.

The Company utilized a measurement date of December 31, 2009 to determine pension and other postretirement benefit measurements. The Company contributed $50 million, $8 million and $10 million to the pension plans during 2009, 2008 and 2007, respectively. The Company plans to make approximately $55 million in contribution to the pension plans during 2010.

Pursuant to various labor agreements, the Company is also required to make contributions to certain union-administered pension and health and welfare plans that totaled $37 million, $49 million and $40 million in 2009, 2008 and 2007, respectively. The Company also has nonqualified supplemental executive retirement plans in place for certain key employees.

10	Stock Incentive Plans

Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable requisite service period of the stock award (generally three to five years) using the straight-line method. Stock-based compensation costs are included in selling, general and administrative expenses.

Compensation expense related to stock options, which includes the 1999 Employee Stock Purchase Plan (the “1999 ESPP”) and the 2007 Employee Stock Purchase Plan (the “2007 ESPP” and collectively, the “ESPP”) totaled $136 million, $106 million and $85 million for 2009, 2008 and 2007, respectively. The recognized tax benefit was $45 million, $33 million and $27 million for 2009, 2008 and 2007, respectively. Compensation expense related to restricted stock awards totaled $29 million, $19 million and $12 million for 2009, 2008 and 2007, respectively.

The 1999 ESPP provides for the purchase of up to 15 million shares of common stock. As a result of the 1999 ESPP not having sufficient shares available for the program to continue beyond 2007, the Board of Directors adopted, and shareholders approved, the 2007 ESPP. Under the 2007 ESPP, eligible employees may purchase common stock at the end of each six-month offering period, at a purchase price equal to 85% of the lower of the fair market value on the first day or the last day of the offering period and provides for the purchase of up to 15 million shares of common stock. During 2009, 2 million shares of common stock were purchased, under the provisions of the 2007 ESPP, at an average price of $24.70 per share. As of December 31, 2009, 15 million and 4 million shares of common stock have been issued under the 1999 ESPP and 2007 ESPP, respectively.

The fair value of stock-based compensation associated with the Company’s ESPP is estimated on the date of grant (i.e., the beginning of the offering period) using the Black-Scholes Option Pricing Model.

The following table is a summary of the assumptions used to value the ESPP awards for each of the respective periods:

	2009	2008	2007
Dividend yield(1)	0.50%	0.32%	0.33%
Expected volatility(2)	48.89%	25.22%	21.72%
Risk-free interest rate(3)	0.31%	2.75%	5.01%
Expected life (in years)(4)	0.5	0.5	0.5
Weighted-average grant date fair value	$8.51	$8.73	$7.26

(1)	The dividend yield is calculated based on semi-annual dividends paid and the fair market value of the Company’s stock at the grant date.

(2)	The expected volatility is based on the historical volatility of the Company’s daily stock market prices over the previous six month period.

(3)	The risk-free interest rate is based on the Treasury constant maturity interest rate whose term is consistent with the expected term of ESPP options (i.e., 6 months).

(4)	The expected life is based on the semi-annual purchase period.

The Company’s 1997 Incentive Compensation Plan (the “ICP”) provides for the granting of up to 153 million shares of common stock in the form of stock options and other awards to selected officers, employees and directors of the Company. The ICP allows for up to 7 million restricted shares to be issued. The Company’s restricted awards are considered nonvested share awards and require no payment from the employee. Compensation cost is recorded based on the market price on the grant date and is recognized on a straight-line basis over the requisite service period.

The Company granted 1,284,000, 1,274,000 and 1,129,000 restricted stock units with a weighted average fair value of $27.77, $40.70 and $33.75 in 2009, 2008 and 2007, respectively. Compensation costs for restricted shares and units totaled $29 million, $19 million and $12 million in 2009, 2008 and 2007, respectively. As of December 31, 2009, there was $34 million of total unrecognized compensation costs related to the restricted stock units that are expected to vest. These costs are expected to be recognized over a weighted-average period of 2.04 years.

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

The following table is a summary of the restricted share award activity under the ICP as of December 31:

	2009		2008
Shares in thousands	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested at beginning of year	83	$22.16	161	$22.40
Vested	(83)	22.16	(67)	39.75
Forfeited	—	—	(11)	18.75

Nonvested at end of year	—	$—	83	$22.16

The following table is a summary of the restricted unit award activity under the ICP as of December 31:

	2009		2008
Units in thousands	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value
Nonvested at beginning of year	3,969	$32.08	2,915	$28.23
Granted	1,284	27.77	1,274	40.70
Vested	(1,724)	26.70	(180)	38.96
Forfeited	(182)	37.55	(40)	35.08

Nonvested at end of year	3,347	$32.90	3,969	$32.08

All grants under the ICP are awarded at fair market value on the date of grant. The fair value of stock options is estimated using the Black-Scholes Option Pricing Model and stock-based compensation is recognized on a straight-line basis over the requisite service period. Options granted prior to 2004 generally become exercisable over a four-year period from the grant date and expire ten years after the date of grant. Options granted during and subsequent to fiscal 2004 generally become exercisable over a three-year period from the grant date and expire seven years after the date of grant. As of December 31, 2009, there were 42 million shares available for future grants under the ICP.

Excess tax benefits of $19 million, $53 million and $98 million were included in financing activities in the accompanying consolidated statement of cash flow during 2009, 2008 and 2007, respectively. Cash received from stock options exercised, which includes the ESPP, totaled $250 million, $328 million and $553 million during 2009, 2008 and 2007, respectively. The total intrinsic value of options exercised was $104 million, $250 million and $642 million in 2009, 2008 and 2007, respectively.

The fair value of each stock option is estimated using the Black-Scholes Option Pricing Model based on the following assumptions at the time of grant:

	2009	2008	2007
Dividend yield(1)	1.07%	0.60%	0.69%
Expected volatility(2)	31.34%	22.98%	23.84%
Risk-free interest rate(3)	1.65%	2.28%	4.49%
Expected life (in years)(4)	4.3	4.3	5.1
Weighted-average grant date fair value	$7.20	$8.53	$8.29

(1)	The dividend yield is based on annual dividends paid and the fair market value of the Company’s stock at the grant date.

(2)	The expected volatility is estimated using the Company’s historical volatility over a period equal to the expected life of each option grant after adjustments for infrequent events such as stock splits.

(3)	The risk-free interest rate is selected based on yields from U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the options being valued.

(4)	The expected life represents the number of years the options are expected to be outstanding from grant date based on historical option holder exercise experience.

As of December 31, 2009, unrecognized compensation expense related to unvested options totaled $149 million, which the Company expects to be recognized over a weighted-average period of 1.74 years. After considering anticipated forfeitures, the Company expects approximately 29 million of the unvested options to vest over the requisite service period.

The following table is a summary of the Company’s stock option activity for the year ended December 31, 2009:

Shares in thousands	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2008	59,374	$28.21	—	—
Granted	17,436	$28.63	—	—
Exercised	(8,419)	$20.72	—	—
Forfeited	(1,085)	$36.48	—	—
Expired	(1,037)	$28.34	—	—

Outstanding at December 31, 2009	66,269	$29.14	4.39	$345,068,000

Exercisable at December 31, 2009	35,858	$25.84	3.30	$279,462,000

11	Income Taxes

The income tax provision consisted of the following for the respective years:

In millions	2009	2008	2007
Current: Federal	$1,766	$1,680	$1,251
State	397	365	241

	2,163	2,045	1,492

Deferred: Federal	38	133	206
State	4	15	24

	42	148	230

Total	$2,205	$2,193	$1,722

The following table is a reconciliation of the statutory income tax rate to the Company’s effective income tax rate for the respective years:

	2009	2008	2007
Statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	4.5	4.1	4.2
Other	0.6	0.5	0.3
Federal and net State reserve release	(2.8)	—	—

Effective income tax rate	37.3%	39.6%	39.5%

The following table is a summary of the significant components of the Company’s deferred tax assets and liabilities as of December 31:

In millions	2009	2008
Deferred tax assets:
Lease and rents	$334	$318
Inventory	55	73
Employee benefits	250	241
Allowance for bad debt	130	95
Retirement benefits	94	98
Net operating losses	8	13
Other	287	241

Total deferred tax assets	1,158	1,079
Deferred tax liabilities:
Depreciation and amortization	(4,330)	(4,346)

Net deferred tax liabilities	$(3,172)	$(3,267)

Net deferred tax assets (liabilities) are presented on the consolidated balance sheets as follows as of December 31:

In millions	2009	2008
Deferred tax assets—current	$506	$435
Deferred tax liabilities—noncurrent	(3,678)	(3,702)

Net deferred tax liabilities	$(3,172)	$(3,267)

The Company believes it is more likely than not the deferred tax assets will be realized during future periods.

The following table is a summary of the activity in the Company’s income tax reserve as of December 31:

In millions	2009	2008
Beginning Balance	$257	$234
Additions based on tax positions related to the current year	1	6
Additions based on tax positions related to prior years	12	48
Reductions for tax positions of prior years	(6)	(8)
Expiration of statute of limitations	(155)	(9)
Settlements	(48)	(14)

Ending Balance	$61	$257

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of numerous state and local jurisdictions. Substantially all material income tax matters have been concluded for fiscal years through 2001. The Company and its subsidiaries anticipate that a number of income tax examinations will conclude and statutes of limitation for open years will expire over the next twelve months, which may cause a utilization or reduction of the Company’s reserve for uncertain tax positions of up to approximately $38 million.

During 2009, the Internal Revenue Service (the “IRS”) completed examinations of the Company’s 2007 and 2008 consolidated U.S. income tax returns pursuant to the Compliance Assurance Process (“CAP”) program. The CAP program is a voluntary program under which taxpayers seek to resolve all or most issues with the IRS prior to or soon after the filing of their U.S. income tax returns, in lieu of being audited in the traditional manner.

The IRS is currently examining the Company’s 2009 consolidated U.S. income tax year pursuant to the CAP program. The Company and its subsidiaries are also currently under income tax examinations by a number of state and local tax authorities. Additionally, the Company has filed a Protest with the IRS Appeals Office regarding various assessments made in connection with the IRS examinations of Caremark’s consolidated U.S. income tax returns for 2006 and for its short tax year ended March 22, 2007. As of December 31, 2009, no examination has resulted in any proposed adjustments that would result in a material change to the Company’s results of operations, financial condition or liquidity.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. During the fiscal year ended December 31, 2009, the Company recognized interest of approximately $5 million. The Company had approximately $17 million accrued for interest and penalties as of December 31, 2009.

There are no material reserves established at December 31, 2009 for income tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. If present, such items would impact deferred tax accounting, not the annual effective income tax rate, and would accelerate the payment of cash to the taxing authority to an earlier period.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate is approximately $41 million, after considering the federal benefit of state income taxes.

12	Commitments and Contingencies

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

As of December 31, 2009, the Company guaranteed approximately 70 such store leases (excluding the lease guarantees related to Linens ‘n Things, which are discussed in Note 1 previously in this document), with the maximum remaining lease term extending through 2018. Management believes the ultimate disposition of any of the remaining guarantees will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or future cash flows.

Caremark’s subsidiary Caremark Inc. (now known as “Caremark, L.L.C.”) is a defendant in a qui tam lawsuit initially filed by a relator on behalf of various state and federal government agencies in Texas federal court in 1999. The case was unsealed in May 2005. The case seeks monetary damages and alleges that Caremark’s processing of Medicaid and certain other government claims on behalf of its clients (which allegedly resulted in underpayments from our clients to the applicable government agencies) violates applicable federal or state false claims acts and fraud statutes. The United States and the States of Texas, Tennessee, Florida, Arkansas, Louisiana and California intervened in the lawsuit, but Tennessee and Florida withdrew from the lawsuit in August 2006 and May 2007, respectively.

The parties previously filed cross motions for partial summary judgment, and in August 2008, the court granted several of Caremark’s motions and denied the motions filed by the plaintiffs. The court’s rulings are favorable to Caremark and substantially limit the ability of the plaintiffs to assert false claims act allegations or statutory or common law theories of recovery based on Caremark’s processing of Medicaid and other government reimbursement requests. The state plaintiffs and the relator filed motions asking the court to reconsider its rulings, and these motions were subsequently denied. The court’s rulings are on appeal before the United States Court of Appeals for the Fifth Circuit. In April 2009, the State of Texas filed a purported civil enforcement action against Caremark for injunctive relief, damages and civil penalties in Travis County, Texas alleging that Caremark violated the Texas Medicaid Fraud Prevention Act and other state laws based on our processing of Texas Medicaid claims on behalf of PBM clients. The claims and issues raised in this lawsuit are related to the claims and issues pending in the federal qui tam lawsuit described above.

In December 2007, the Company received a document subpoena from the Office of Inspector General, United States Department of Health and Human Services (“OIG”), requesting information relating to the processing of Medicaid and other government agency claims on an adjudication platform of CaremarkPCS, L.L.C. The Company has initiated discussions with the OIG and with the U.S. Department of Justice concerning our government claims processing activities on the two adjudication platforms used by CaremarkPCS and one adjudication platform used by PharmaCare. In October 2009, the Company received two civil investigative demands from the Office of the Attorney General of the State of Texas requesting information produced under the OIG subpoena referenced above. The civil investigative demands are substantively identical and state that the Office of the Attorney General of the State of Texas is investigating allegations currently pending under seal relating to two adjudication platforms of CaremarkPCS. The Company is cooperating with the requests for information contained in OIG subpoena and in these two civil investigative demands. The Company cannot predict with certainty the timing or outcome of any review of such information.

Caremark was named in a putative class action lawsuit filed in October 2003 in Alabama state court by John Lauriello, purportedly on behalf of participants in the 1999 settlement of various securities class action and derivative lawsuits against

Caremark and others. Other defendants include insurance companies that provided coverage to Caremark with respect to the settled lawsuits. The Lauriello lawsuit seeks approximately $3.2 billion in compensatory damages plus other non-specified damages based on allegations that the amount of insurance coverage available for the settled lawsuits was misrepresented and suppressed. A similar lawsuit was filed in November 2003 by Frank McArthur, also in Alabama state court, naming as defendants Caremark, several insurance companies, attorneys and law firms involved in the 1999 settlement. This lawsuit was stayed as a later-filed class action, but McArthur was subsequently allowed to intervene in the Lauriello action. The attorneys and law firms named as defendants in McArthur’s intervention pleadings have been dismissed from the case, and discovery on class certification and adequacy issues is underway.

Various lawsuits have been filed alleging that Caremark and its subsidiaries Caremark, L.L.C. and CaremarkPCS, L.L.C. have violated applicable antitrust laws in establishing and maintaining retail pharmacy networks for client health plans. In August 2003, Bellevue Drug Co., Robert Schreiber, Inc. d/b/a Burns Pharmacy and Rehn-Huerbinger Drug Co. d/b/a Parkway Drugs #4, together with Pharmacy Freedom Fund and the National Community Pharmacists Association filed a putative class action against CaremarkPCS in Pennsylvania federal court, seeking treble damages and injunctive relief. The claims were initially sent to arbitration based on contract terms between the pharmacies and CaremarkPCS.

In October 2003, two independent pharmacies, North Jackson Pharmacy, Inc. and C&C, Inc. d/b/a Big C Discount Drugs, Inc. filed a putative class action complaint in Alabama federal court against Caremark, Caremark, L.L.C., CaremarkPCS, L.L.C. and two PBM competitors, seeking treble damages and injunctive relief. The case against Caremark and Caremark, L.L.C. was transferred to Illinois federal court, and the CaremarkPCS case was sent to arbitration based on contract terms between the pharmacies and CaremarkPCS. The arbitration was then stayed by the parties pending developments in Caremark’s court case.

In August 2006, the Bellevue case and the North Jackson Pharmacy case were transferred to Pennsylvania federal court by the Judicial Panel on Multidistrict Litigation for coordinated and consolidated proceedings with other cases before the panel, including cases against other PBMs. Caremark appealed a decision which vacated the order compelling arbitration and staying the proceedings in the Bellevue case and, following the appeal, the Court of Appeals reinstated the order compelling arbitration. Motions for class certification in the coordinated cases within the multidistrict litigation, including the North Jackson Pharmacy case, remain pending. The consolidated action is now known as the In Re Pharmacy Benefit Managers Antitrust Litigation.

Beginning in November 2008, the Company received and has been responding to several subpoenas from the Drug Enforcement Administration (“DEA”), Los Angeles Field Division, requesting sales data and other information regarding the Company’s distribution of products containing pseudoephedrine (“PSE”) at certain retail pharmacies and from one California distribution center. In September 2009, the United States Attorney’s Office for the Central District of California (“USAO”) and the DEA commenced discussions with the Company regarding whether, in late 2007 and 2008, the Company distributed PSE in violation of the Controlled Substances Act. Violations of the Controlled Substances Act could result in the imposition of civil and/or criminal penalties against the Company. In addition, the DEA has issued an order to show cause against certain retail pharmacies and the Company’s La Habra, California distribution center which could result in administrative action against the Company’s DEA registrations for these facilities. Discussions are underway to resolve these matters, but whether an agreement can be reached and on what terms are uncertain.

In August 2009, the Company was notified by the Federal Trade Commission (the “FTC”) that it is conducting a non-public investigation under the Federal Trade Commission Act into certain of the Company’s business practices. The Company is cooperating in the FTC’s investigation and is producing documents and other information on a rolling basis as requested by the FTC. The Company is not able to predict with certainty the timing or outcome of the investigation. However, it remains confident that its business practices and service offerings (which are designed to reduce health care costs and expand consumer choice) are being conducted in compliance with the antitrust laws.

In March 2009, the Company received a subpoena from the OIG requesting information concerning the Medicare Part D prescription drug plans of RxAmerica, the PBM subsidiary of Longs Drug Stores Corporation which was acquired by the Company in October 2008. The Company is cooperating with the request for information and has been producing responsive documents on a rolling basis. The Company cannot predict with certainty the timing or outcome of any review by the government of such information.

Since March 2009, the Company has been named in a series of eight putative collective or class action lawsuits filed in federal courts in Connecticut, Florida, Massachusetts, New York and Rhode Island, purportedly on behalf of current and former assistant store managers working in the Company’s stores at various locations outside California. The lawsuits allege that the Company failed to pay overtime to assistant store managers as required under the Fair Labor Standards Act and under certain state statutes. The lawsuits also seek other relief, including liquidated damages, attorneys’ fees, costs and injunctive relief arising out of the state and federal claims for overtime pay. At this time, the Company is not able to predict the outcome of these lawsuits, or any possible monetary exposure associated with the lawsuits. The Company believes, however, that the lawsuits are without merit and that the cases should not be certified as class or collective actions, and is vigorously defending these claims.

In January 2010, the Company received a subpoena from the OIG in connection with an investigation of possible false or otherwise improper claims for payment under the Medicare and Medicaid programs. The subpoena requests retail pharmacy claims data for “dual eligible” customers (i.e., customers with both Medicaid and private insurance coverage), information concerning the Company’s retail pharmacy claims processing systems, copies of pharmacy payor contracts and other documents and records. The Company is cooperating with the request for information and intends to produce responsive documents on a rolling basis. The Company cannot predict with certainty the timing or outcome of any review by the government of such information.

In November 2009, a securities class action lawsuit was filed in the United States District Court for the District of Rhode Island purportedly on behalf of purchasers of CVS Caremark Corporation stock between May 5, 2009 and November 4, 2009. The lawsuit names the Company and certain officers as defendants and includes allegations of securities fraud relating to public disclosures made by the Company concerning the PBM business and allegations of insider trading. In addition, a shareholder derivative lawsuit was filed in December 2009, in the same court against the directors and certain officers of the Company. A derivative lawsuit is a lawsuit filed by a shareholder purporting to assert claims on behalf of a corporation against directors and officers of the corporation. This lawsuit includes allegations of, among other things, securities fraud, insider trading and breach of fiduciary duties and further alleges that the

Company was damaged by the purchase of stock at allegedly inflated prices under its share repurchase program. The Company believes these lawsuits are without merit and the Company plans to defend them vigorously.

The Company cannot predict the ultimate outcome of the legal matters disclosed above. Management does not believe, however, that the outcome of any of these legal matters will have a material adverse effect on the Company’s operating results or financial condition.

The Company is also a party to other legal proceedings and inquiries arising in the normal course of its business, none of which is expected to be material to the Company. The Company can give no assurance, however, that our business, financial condition and results of operations will not be materially adversely affected, or that we will not be required to materially change our business practices, based on: (i) future enactment of new health care or other laws or regulations; (ii) the interpretation or application of existing laws or regulations, as they may relate to our business or the pharmacy services or retail industry; (iii) pending or future federal or state governmental investigations of our business or the pharmacy services or retail industry; (iv) institution of government enforcement actions against us; (v) adverse developments in any pending qui tam lawsuit against us, whether sealed or unsealed, or in any future qui tam lawsuit that may be filed against us; or (vi) adverse developments in other pending or future legal proceedings against us or affecting the pharmacy services or retail industry.

13	Segment Reporting

The Company currently has three segments: Pharmacy Services, Retail Pharmacy and Corporate.

During the third quarter of 2009, the Company made changes to its reportable segments to reflect changes that were made to the way the Company’s management evaluates the performance of operations, develops strategy and allocates resources. This change involves the recording of certain administrative expenses previously recorded within the Pharmacy Services and Retail Pharmacy segments to a new Corporate segment. The Corporate segment consists of costs primarily associated with executive management, corporate relations, legal, compliance, human resources, corporate information technology and finance. This change had no impact on the Company’s consolidated results of operations. The Company’s historical segment disclosures have been revised to conform to the current presentation.

During the third quarter of 2009, the Company also made a change to its Pharmacy Services segment as it relates to the Company’s intersegment activities (such as the Maintenance Choice® program). This change impacts the gross profit and operating profit lines within the Pharmacy Services segment. Under the Maintenance Choice program, Pharmacy Services clients can elect to pick up their maintenance prescriptions at Retail Pharmacy segment stores instead of receiving them through the mail. When this occurs, both the Pharmacy Services and Retail Pharmacy segments now record the revenue, gross profit and operating profit on a standalone basis and corresponding intersegment eliminations are made. This change had no impact on the Company’s consolidated results of operations.

The Company evaluates its Pharmacy Services and Retail Pharmacy segment performance based on net revenue, gross profit and operating profit before the effect of non-recurring charges and gains and certain intersegment activities and charges. The Company evaluates the performance of its Corporate segment based on operating expenses before the effect of discontinued operations and certain intersegment activities and charges. See Note 1 for a description of the Pharmacy Services, Retail Pharmacy and Corporate segments and related significant accounting policies.

The following table is a reconciliation of the Company’s business segments to the consolidated financial statements:

In millions	Pharmacy Services Segment(1)(3)	Retail Pharmacy Segment(3)	Corporate Segment	Intersegment Eliminations(2)(3)	Consolidated Totals
2009:
Net revenues	$51,065	$55,355	$—	$(7,691)	$98,729
Gross profit	3,835	16,593	—	(48)	20,380
Operating profit	2,866	4,159	(539)	(48)	6,438
Depreciation and amortization	377	965	47	—	1,389
Total assets	33,082	28,302	774	(517)	61,641
Goodwill	18,879	6,801	—	—	25,680
Additions to property and equipment	218	2,183	147	—	2,548
2008(4):
Net revenues	$43,769	$48,990	$—	$(5,287)	$87,472
Gross profit	3,550	14,741	—	(1)	18,290
Operating profit	2,755	3,753	(461)	(1)	6,046
Depreciation and amortization	357	881	36	—	1,274
Total assets	32,850	27,406	1,053	(349)	60,960
Goodwill	18,818	6,676	—	—	25,494
Additions to property and equipment	228	1,840	112	—	2,180
2007(4):
Net revenues	$34,938	$45,087	$—	$(3,695)	$76,330
Gross profit	2,997	13,111	—	—	16,108
Operating profit	2,245	2,960	(411)	—	4,794
Depreciation and amortization	289	779	27	—	1,095
Total assets	32,091	22,174	713	(256)	54,722
Goodwill	18,455	5,467	—	—	23,922
Additions to property and equipment	77	1,680	48	—	1,805

(1)	Net revenues of the Pharmacy Services segment include approximately $6.9 billion, $6.3 billion, and $4.6 billion of Retail co-payments for the fiscal years ended December 31, 2009, December 31, 2008 and December 29, 2007, respectively.

(2)	Intersegment eliminations relate to two types of transactions: (i) Intersegment revenues that occur when Pharmacy Services segment clients use Retail Pharmacy segment stores to purchase covered products. When this occurs, both the Pharmacy Services and Retail Pharmacy segments record the revenue on a standalone basis and (ii) Intersegment revenues, gross profit and operating profit that occur when Pharmacy Services segment clients, through the Company’s intersegment activities (such as the Maintenance Choice Program), elect to pick up their maintenance prescriptions at Retail Pharmacy segment stores instead of receiving them through the mail. When this occurs, both the Pharmacy Services and Retail Pharmacy segments record the revenue, gross profit and operating profit on a standalone basis.

(3)	Beginning in 2008, when Pharmacy Services segment clients elect to pick up their maintenance prescriptions at Retail Pharmacy segment stores through the Company’s intersegment activities (such as the Maintenance Choice program) instead of receiving them through the mail, both segments record the corresponding revenue, gross profit and operating profit in their respective segment results. As a result, both the Pharmacy Services and the Retail Pharmacy segments include the following results associated with this activity: net revenues of $692 million and $8 million for the fiscal year ended December 31, 2009 and 2008, respectively; gross profit of $48 million and $1 million for the fiscal year ended December 31, 2009 and 2008, respectively; operating profit of less than $48 million and $1 million for the fiscal year ended December 31, 2009 and 2008, respectively. These intersegment activities had no impact on the Company’s reportable segments for the fiscal year ended December 29, 2007.

(4)	Amounts for the fiscal years ended December 31, 2008 and December 29, 2007 have been revised to conform to the current presentation of our reportable segments.

14	Earnings Per Common Share

The following is a reconciliation of basic and diluted earnings per common share for the respective fiscal years:

In millions, except per share amounts	2009	2008	2007
Numerator for earnings per common share calculation:
Income from continuing operations	$3,708	$3,344	$2,637
Preference dividends, net of income tax benefit	—	(14)	(14)

Income from continuing operations available to common shareholders, basic	$3,708	$3,330	$2,623
Loss from discontinued operations, net of income tax benefit	(12)	(132)	—

Net income available to common shareholders, basic	$3,696	$3,198	$2,623

Income from continuing operations	$3,708	$3,344	$2,637
Dilutive earnings adjustments	—	(3)	(4)

Income from continuing operations available to common shareholders, diluted	$3,708	$3,341	$2,633
Loss from discontinued operations, net of income tax benefit	(12)	(132)	—

Net income available to common shareholders, diluted	$3,696	$3,209	$2,633

Denominator for earnings per common share calculation:
Weighted average common shares, basic	1,434	1,434	1,328
Preference stock	1	17	18
Stock options	10	13	23
Restricted stock units	5	5	3

Weighted average common shares, diluted	1,450	1,469	1,372

Basic earnings per common share:
Income from continuing operations	$2.59	$2.32	$1.97
Loss from discontinued operations	(0.01)	(0.09)	—

Net income	$2.58	$2.23	$1.97

Diluted earnings per common share:
Income from continuing operations	$2.56	$2.27	$1.92
Loss from discontinued operations	(0.01)	(0.09)	—

Net income	$2.55	$2.18	$1.92

15	Quarterly Financial Information (Unaudited)

In millions, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2009:
Net revenues	$23,394	$24,871	$24,642	$25,822	$98,729
Gross profit	4,748	5,052	5,012	5,568	20,380
Operating profit	1,377	1,600	1,566	1,895	6,438
Income from continuing operations	743	889	1,023	1,053	3,708
Loss from discontinued operations, net of income tax benefit	(5)	(3)	(2)	(2)	(12)
Net income	738	886	1,021	1,051	3,696
Earnings per share from continuing operations, basic	$0.51	$0.61	$0.72	$0.75	$2.59
Loss per common share from discontinued operations	—	—	(0.01)	—	(0.01)

Net earnings per common share, basic	$0.51	$0.61	$0.71	$0.75	$2.58

Earnings per common share from continuing operations, diluted	$0.51	$0.60	$0.71	$0.74	$2.56
Loss per common share from discontinued operations	(0.01)	—	—	—	(0.01)

Net earnings per common share, diluted	$0.50	$0.60	$0.71	$0.74	$2.55

Dividends per common share	$0.07625	$0.07625	$0.07625	$0.07625	$0.30500
Stock price: (New York Stock Exchange)
High	$30.47	$34.22	$37.75	$38.27	$38.27
Low	$23.74	$27.08	$30.58	$27.38	$23.74
2008(1):
Net revenues	$21,326	$21,140	$20,863	$24,143	$87,472
Gross profit	4,293	4,373	4,401	5,223	18,290
Operating profit	1,370	1,478	1,466	1,732	6,046
Income from continuing operations	749	824	819	952	3,344
Loss from discontinued operations, net of income tax benefit	—	(49)	(83)	—	(132)
Net income	749	775	736	952	3,212
Earnings per share from continuing operations, basic	$0.52	$0.57	$0.57	$0.66	$2.32
Loss per common share from discontinued operations	—	(0.03)	(0.06)	—	(0.09)

Net earnings per common share, basic	$0.52	$0.54	$0.51	$0.66	$2.23

Earnings per common share from continuing operations, diluted	$0.51	$0.56	$0.56	$0.65	$2.27
Loss per common share from discontinued operations	—	(0.03)	(0.06)	—	(0.09)

Net earnings per common share, diluted	$0.51	$0.53	$0.50	$0.65	$2.18

Dividends per common share	$0.06000	$0.06000	$0.06900	$0.06900	$0.25800
Stock price: (New York Stock Exchange)
High	$41.53	$44.29	$40.14	$34.90	$44.29
Low	$34.91	$39.02	$31.81	$23.19	$23.19

(1)	On December 23, 2008, our Board of Directors approved a change in our fiscal year-end from the Saturday nearest December 31 of each year to December 31 of each year to better reflect our position in the health care, rather than the retail, industry. The fiscal year change was effective beginning with the fourth of fiscal 2008.

Five-Year Financial Summary

In millions, except per share amounts	2009	2008(1)	2007(2)	2006	2005
Statement of operations data:
Net revenues	$98,729	$87,472	$76,330	$43,821	$37,007
Gross profit	20,380	18,290	16,108	11,742	9,695
Operating expenses(3)	13,942	12,244	11,314	9,300	7,675

Operating profit(4)	6,438	6,046	4,794	2,442	2,020
Interest expense, net	525	509	435	216	111
Income tax provision(5)	2,205	2,193	1,722	857	684

Income from continuing operations	3,708	3,344	2,637	1,369	1,225
Loss from discontinued operations, net of tax benefit(6)	(12)	(132)	—	—	—

Net income	$3,696	$3,212	$2,637	$1,369	$1,225

Per common share data:
Basic earnings per common share:
Income from continuing operations	$2.59	$2.32	$1.97	$1.65	$1.49
Loss from discontinued operations	(0.01)	(0.09)	—	—	—

Net income	$2.58	$2.23	$1.97	$1.65	$1.49

Diluted earnings per common share:
Income from continuing operations	$2.56	$2.27	$1.92	$1.60	$1.45
Loss from discontinued operations	(0.01)	(0.09)	—	—	—

Net income	$2.55	$2.18	$1.92	$1.60	$1.45

Cash dividends per common share	$0.30500	$0.25800	$0.22875	$0.15500	$0.14500
Balance sheet and other data:
Total assets	$61,641	$60,960	$54,722	$20,574	$15,247
Long-term debt	$8,756	$8,057	$8,350	$2,870	$1,594
Total shareholders’ equity	$35,768	$34,574	$31,322	$9,918	$8,331
Number of stores (at end of year)	7,074	6,981	6,301	6,205	5,474

(1)	On December 23, 2008, our Board of Directors approved a change in our fiscal year-end from the Saturday nearest December 31 of each year to December 31 of each year to better reflect our position in the health care, rather than the retail, industry. The fiscal year change is effective beginning with the fourth quarter of fiscal 2008. As you review our operating performance, please consider that fiscal 2008 includes 368 days, compared to each of the remaining fiscal years presented, which include 364 days.

(2)	Effective March 22, 2007, pursuant to the Agreement and Plan of Merger dated as of November 1, 2006, as amended (the “Merger Agreement”), Caremark Rx, Inc. was merged with a newly formed subsidiary of CVS Corporation, with Caremark Rx, L.L.C., continuing as the surviving entity (the “Caremark Merger”). Following the Caremark Merger, the name of the Company was changed to “CVS Caremark Corporation.” By virtue of the Caremark Merger, each issued and outstanding share of Caremark common stock, par value $0.001 per share, was converted into the right to receive 1.67 shares of CVS Caremark’s common stock, par value $0.01 per share. Cash was paid in lieu of fractional shares.

(3)	In 2006, the Company adopted the Securities and Exchange Commission (SEC) Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements.” The adoption of this statement resulted in a $40 million pre-tax ($25 million after-tax) decrease in operating expenses for 2006.

(4)	Operating profit includes the pre-tax effect of the charge discussed in Note (3) above.

(5)	Income tax provision includes the effect of the following: (i) in 2009, the recognition of $167 million of previously unrecognized tax benefits, including interest, relating to the expiration of various statutes of limitation and settlements with tax authorities, (ii) in 2006, a $11 million reversal of previously recorded tax reserves through the tax provision principally based on resolving certain state tax matters, and (iii) in 2005, a $53 million reversal of previously recorded tax reserves through the tax provision principally based on resolving certain state tax matters.

(6)	In connection with certain business dispositions completed between 1991 and 1997, the Company continues to guarantee store lease obligations for a number of former subsidiaries, including Linens ‘n Things. On May 2, 2008, Linens Holding Co. and certain affiliates, which operate Linens ‘n Things, filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Pursuant to the court order entered on October 16, 2008, Linens Holding Co. is in the process of liquidating the entire Linens ‘n Things retail chain. The loss from discontinued operations includes $12 million of lease-related costs ($19 million, net of an $7 million income tax benefit), and $132 million ($214 million, net of an $82 million income tax benefit) for 2009 and 2008 respectively, which the Company believes it will likely be required to satisfy pursuant to its Linens ‘n Things lease guarantees.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CVS Caremark Corporation

We have audited the accompanying consolidated balance sheets of CVS Caremark Corporation as of December 31, 2009 and 2008, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three fiscal years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CVS Caremark Corporation at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three fiscal years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective December 30, 2007, CVS Caremark Corporation adopted Accounting Standards Codification (ASC) 715-60, Defined Benefit Plans – Other Postretirement (formerly Emerging Issues Task Force (EITF) Issue No. 06-4, Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements and EITF 06-10, Accounting for Collateral Assignment Split-Dollar Life Insurance Agreements), and effective January 1, 2009 CVS Caremark Corporation adopted ASC 805, Business Combinations (formerly Statement of Financial Accounting Standards No. 141(R), Business Combinations).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CVS Caremark Corporation’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2010 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 26, 2010