Form 10-K, Exhibit 13
period 2010-12-31
CVS CAREMARK CORP
filed 2011-02-18
CIK 64803

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and Cautionary Statement Concerning Forward-Looking Statements that are included in this Annual Report.

Overview of Our Business

CVS Caremark Corporation (“CVS Caremark”, the “Company”, “we” or “us”), together with its subsidiaries is the largest pharmacy health care provider in the United States. As a fully integrated pharmacy services company, we believe we can drive value for our customers by effectively managing pharmaceutical costs and improving health care outcomes through our pharmacy benefit management, mail order and specialty pharmacy division, CVS Caremark Pharmacy Services® (“Caremark”); our approximately 7,200 CVS/pharmacy® retail stores; our retail-based health clinic subsidiary, MinuteClinic®; and our online pharmacy, CVS.com®. The Company has three business segments: Pharmacy Services, Retail Pharmacy and Corporate.

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

As a pharmacy benefits manager, we manage the dispensing of pharmaceuticals through our mail order pharmacies and national network of approximately 65,000 retail pharmacies (which include our CVS/pharmacy stores) to eligible members in the benefit plans maintained by our clients and utilize our information systems to perform, among other things, safety checks, drug interaction screenings and brand to generic substitutions.

Our specialty pharmacies support individuals that require complex and expensive drug therapies. Our specialty pharmacy business includes mail order and retail specialty pharmacies that operate under the CVS Caremark® and CarePlus CVS/pharmacy® names. Substantially all of our mail service specialty pharmacies have been accredited by The Joint Commission.

We also provide health management programs, which include integrated disease management for 28 conditions, through our strategic alliance with Alere, L.L.C. and our Accordant® health management offering. The majority of these integrated programs are accredited by the National Committee for Quality Assurance.

In addition, through our SilverScript Insurance Company (“SilverScript”) and Accendo Insurance Company (“Accendo”) subsidiaries, we are a national provider of drug benefits to eligible beneficiaries under the Federal Government’s Medicare Part D program. The Company acquired Accendo in the Longs Acquisition (defined later in this document), and, effective January 1, 2009, Accendo replaced RxAmerica® as the Medicare-approved prescription drug plan for the RxAmerica Medicare Part D drug benefit plans. In December 2010, the Company announced it had entered into an agreement to acquire the Medicare Part D business of Universal American Corp. (“UAC”) for approximately $1.25 billion. The transaction is subject to customary closing conditions, including necessary regulatory approvals, as well as approval by UAC shareholders. The Company currently expects that the transaction will close by the end of the second quarter of 2011.

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

The Pharmacy Services segment operates under the CVS Caremark Pharmacy Services, Caremark®, CVS Caremark®, CarePlus CVS/pharmacy®, CarePlus™, RxAmerica®, Accordant Care™ and TheraCom® names. As of December 31, 2010, the Pharmacy Services segment operated 44 retail specialty pharmacy stores, 18 specialty mail order pharmacies and four mail service pharmacies located in 25 states, Puerto Rico and the District of Columbia.

Overview of Our Retail Pharmacy Segment

Our Retail Pharmacy segment sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, photo finishing, seasonal merchandise, greeting cards and convenience foods through our CVS/pharmacy and Longs Drugs® retail stores and online through CVS.com. Our Retail Pharmacy segment derives the majority of its revenues through the sale of prescription drugs, which are dispensed by our more than 20,000 retail pharmacists. The role of our retail pharmacists is shifting from primarily dispensing prescriptions to also providing services, including flu vaccinations as well as face-to-face patient counseling with respect to adherence to drug therapies, closing gaps in care, and more cost-effective drug therapies. Our integrated pharmacy services model enables us to enhance access to care while helping to lower overall health care costs and improve health outcomes.

CVS/pharmacy is one of the nation’s largest retail pharmacy chains. With more than 40 years of dynamic growth in the retail pharmacy industry, the Retail Pharmacy segment generates more than two-thirds of its revenue from prescription sales and is committed to providing superior customer service by being the easiest pharmacy retailer for customers to use.

Our Retail Pharmacy segment also provides health care services through our MinuteClinic health care clinics. MinuteClinics are staffed by nurse practitioners and physician assistants who utilize nationally recognized protocols to diagnose and treat minor health conditions, perform health screenings, monitor chronic conditions, and deliver vaccinations. We believe our clinics provide quality services that are quick, affordable and convenient.

Our proprietary loyalty card program, ExtraCare®, has well over 67 million active cardholders, making it one of the largest and most successful retail loyalty card programs in the country.

Effective October 20, 2008, we acquired Longs Drug Stores Corporation, which included 529 retail drug stores (the “Longs Drug Stores”), RxAmerica, LLC (“RxAmerica”), which provides pharmacy benefit management services and, Medicare Part D benefits, and other related assets (the “Longs Acquisition”).

As of December 31, 2010, our Retail Pharmacy segment included 7,182 retail drugstores (of which 7,123 operated a pharmacy) located in 41 states, the District of Columbia, and Puerto Rico operating primarily under the CVS/pharmacy or Longs Drugs names, our online retail website, CVS.com and 560 retail health care clinics operating under the MinuteClinic name (of which 550 were located in CVS/pharmacy stores).

Overview of Our Corporate Segment

The Corporate segment provides management and administrative services to support the Company. The Corporate segment consists of certain aspects of our executive management, corporate relations, legal, compliance, human resources, corporate information technology and finance departments.

Results of Operations

Fiscal Year Change - On December 23, 2008, the Board of Directors of the Company approved a change in the Company’s fiscal year end from the Saturday nearest December 31 of each year to December 31 of each year to better reflect the Company’s position in the health care, rather than the retail, industry. The fiscal year change was effective beginning with the fourth quarter of 2008.

As you review our operating performance, please consider the impact of the fiscal year change as set forth below:

Fiscal Year	Fiscal Year-End	Fiscal Period	Fiscal Period Includes
2010	December 31, 2010	January 1, 2010 - December 31, 2010	365 days

2009	December 31, 2009	January 1, 2009 - December 31, 2009	365 days

2008	December 31, 2008	December 30, 2007 - December 31, 2008	368 days

Unless otherwise noted, all references to years relate to the above fiscal years.

Summary of our Consolidated Financial Results

	Fiscal Year
In millions, except per common share amounts	2010	2009	2008
Net revenues	$96,413	$98,729	$87,472
Gross profit	20,257	20,380	18,290
Operating expenses	14,092	13,942	12,244

Operating profit	6,165	6,438	6,046
Interest expense, net	536	525	509

Income before income tax provision	5,629	5,913	5,537
Income tax provision	2,190	2,205	2,193

Income from continuing operations	3,439	3,708	3,344
Loss from discontinued operations, net of income tax benefit	(15)	(12)	(132)

Net income	3,424	3,696	3,212
Net loss attributable to noncontrolling interest	3	—	—
Preference dividend, net of income tax benefit	—	—	(14)

Net income attributable to CVS Caremark	$3,427	$3,696	$3,198

Diluted earnings per common share:
Income from continuing operations attributable to CVS Caremark	$2.50	$2.56	$2.27
Loss from discontinued operations attributable to CVS Caremark	(0.01)	(0.01)	(0.09)

Net income attributable to CVS Caremark	$2.49	$2.55	$2.18

Net revenues decreased $2.3 billion in 2010 and increased $11.3 billion in 2009. As you review our performance in this area, we believe you should consider the following important information:

•

During 2010, net revenues in our Retail Pharmacy segment increased by 3.6% which was offset by a decline in our Pharmacy Services segment of 6.4%, compared to the prior year. The increase in our generic dispensing rates in both of our operating segments had an adverse effect on net revenue in 2010 as compared to 2009, as well as in 2009 as compared to 2008.

•	Three fewer days in the 2009 fiscal year negatively impacted net revenues by $671 million, compared to 2008.

•

During 2009, the Longs Acquisition increased net revenues by $6.6 billion, compared to 2008. The results for 2008 includes net revenues from the Longs Drug Stores and RxAmerica from the acquisition date (October 20, 2008) forward.

Please see the Segment Analysis later in this document for additional information about our net revenues.

Gross profit decreased $0.1 billion in 2010, to $20.3 billion or 21.0% of net revenues, as compared to 2009. Gross profit increased $2.1 billion in 2009 to $20.4 billion or 20.6% of net revenues, as compared to 2008. As you review our performance in this area, we believe you should consider the following important information:

•	During 2010, gross profit in our Retail Pharmacy segment increased by 2.7% offset by declines in our Pharmacy Services segment of 12.6%, compared to the prior year.

•	During 2009, the Longs Acquisition increased gross profit dollars by $1.1 billion, but negatively impacted our gross profit rate compared to 2008.

•	Three fewer days in the 2009 fiscal year, negatively impacted gross profit by $146 million, compared to 2008.

•	The results for 2008 include gross profit from the Longs Drug Stores and RxAmerica from the acquisition date (October 20, 2008) forward.

•

In addition, for the three years 2008 through 2010, our gross profit continued to benefit from the increased utilization of generic drugs (which normally yield a higher gross profit rate than equivalent brand name drugs) in both the Pharmacy Services and Retail Pharmacy segments.

Please see the Segment Analysis later in this document for additional information about our gross profit.

Operating expenses increased $151 million and $1.7 billion during 2010 and 2009, respectively. As you review our performance in this area, we believe you should consider the following important information:

•

During 2010, operating expenses increased as a result of increases in our Corporate segment expenses of $87 million, and an increase in our Retail Pharmacy segment expenses of $68 million, partially offset by a decrease in our Pharmacy Services segment expenses of $5 million, compared to the prior year.

•	During 2009, the Longs Acquisition increased operating expenses by $1.0 billion, but positively impacted our operating expense rate as a percentage of net revenues compared to 2008.

•	Three fewer days in the 2009 fiscal year, positively impacted operating expenses by $97 million, compared to 2008.

•	The results of 2008 include operating expenses from the Longs Drug Stores and RxAmerica from the acquisition date (October 20, 2008) forward.

Please see the Segment Analysis later in this document for additional information about operating expenses.

Interest expense, net consisted of the following:

In millions	2010	2009	2008
Interest expense	$539	$530	$530
Interest income	(3)	(5)	(21)

Interest expense, net	$536	$525	$509

During 2010, net interest expense increased by $11 million, to $536 million compared to 2009, due to an increase in our average debt balances and average interest rates. During 2009, net interest expense increased by $16 million, compared to 2008, due to lower interest income associated with our temporary investments.

Income tax provision - Our effective income tax rate was 38.9% in 2010, 37.3% in 2009 and 39.6% in 2008. The annual fluctuations in our effective income tax rate are primarily related to changes in permanent items, state income tax expense and the recognition of previously unrecognized tax benefits relating to the expiration of various statutes of limitation and settlements with tax authorities. In 2010 we recognized a $47 million income tax benefit related to the expiration of various statutes of limitation and settlements with tax authorities. Similarly, in 2009 we recognized a $167 million income tax benefit relating to the expiration of various statutes of limitation and settlements with tax authorities.

Income from continuing operations decreased $269 million or 7.2% to $3.4 billion in 2010. This compares to $3.7 billion in 2009 and $3.3 billion in 2008. As previously noted, income from continuing operations in 2010 and 2009 both benefited from previously unrecognized tax benefit.

Loss from discontinued operations - In connection with certain business dispositions completed between 1991 and 1997, the Company continues to guarantee store lease obligations for a number of former subsidiaries, including Linens ‘n Things. On May 2, 2008, Linens Holding Co. and certain affiliates, which operate Linens ‘n Things, filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The Company’s loss from discontinued operations includes lease-related costs of $15 million ($24 million, net of a $9 million income tax benefit), $12 million ($19 million, net of a $7 million income tax benefit) and $132 million ($214 million, net of an $82 million income tax benefit) in 2010, 2009 and 2008, respectively.

Net loss attributable to noncontrolling interest represents the minority shareholders’ portion of the net loss from our majority owned subsidiary, Generation Health, Inc., which we acquired late in the fourth quarter of 2009. The net loss attributable to noncontrolling interest for the year ended December 31, 2010 was $3 million and was de minimis in 2009.

Net income attributable to CVS Caremark decreased $269 million or 7.3% to $3.4 billion (or $2.49 per diluted share) in 2010. This compares to $3.7 billion (or $2.55 per diluted share) in 2009 and $3.2 billion (or $2.18 per diluted share) in 2008. As previously noted, net income attributable to CVS Caremark in 2010 and 2009 both benefited from previously unrecognized tax benefit.

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

In millions	Pharmacy Services Segment (1)(2)	Retail Pharmacy Segment (2)	Corporate Segment	Intersegment Eliminations(2)	Consolidated Totals
2010:
Net revenues	$47,780	$57,345	$—	$(8,712)	$96,413
Gross profit	3,353	17,039	—	(135)	20,257
Operating profit	2,389	4,537	(626)	(135)	6,165
2009:
Net revenues	$51,065	$55,355	$—	$(7,691)	$98,729
Gross profit	3,835	16,593	—	(48)	20,380
Operating profit	2,866	4,159	(539)	(48)	6,438
2008 :
Net revenues	$43,769	$48,990	$—	$(5,287)	$87,472
Gross profit	3,550	14,741	—	(1)	18,290
Operating profit	2,755	3,753	(461)	(1)	6,046

(1)	Net revenues of the Pharmacy Services segment include approximately $6.6 billion, $6.9 billion and $6.3 billion of Retail Co-Payments for 2010, 2009 and 2008, respectively. Please see Note 1 to the consolidated financial statements for additional information about Retail Co-Payments.

(2)

Intersegment eliminations relate to two types of transactions: (i) Intersegment revenues that occur when Pharmacy Services segment customers use Retail Pharmacy segment stores to purchase covered products. When this occurs, both the Pharmacy Services and Retail Pharmacy segments record the revenue on a standalone basis, and (ii) Intersegment revenues, gross profit and operating profit that occur when Pharmacy Services segment customers, through the Company’s intersegment activities (such as the Maintenance Choice® program), elect to pick-up their maintenance prescriptions at Retail Pharmacy segment stores instead of receiving them through the mail. When this occurs, both the Pharmacy Services and Retail Pharmacy segments record the revenue, gross profit and operating profit on a standalone basis. As a result, both the Pharmacy Services and the Retail Pharmacy segments include the following results associated with this activity: net revenues of $1,794 million, $692 million and $8 million for the years ended December 31, 2010, 2009 and 2008, respectively; gross profit and operating profit of $135 million, $48 million and $1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Pharmacy Services Segment

The following table summarizes our Pharmacy Services segment’s performance for the respective periods:

	Fiscal Year Ended
In millions	2010	2009	2008(4)
Net revenues	$47,780	$51,065	$43,769
Gross profit	3,353	3,835	3,550
Gross profit % of net revenues	7.0%	7.5%	8.1%
Operating expenses	964	969	795
Operating expenses % of net revenues	2.0%	1.9%	1.8%
Operating profit	2,389	2,866	2,755
Operating profit % of net revenues	5.0%	5.6%	6.3%
Net revenues(1) :
Mail choice(2)	$16,675	$16,711	$14,909
Pharmacy network(3)	30,681	34,004	28,482
Other	424	350	378
Pharmacy claims processed(1) :
Total	584.8	658.5	633.4
Mail choice(2)	64.2	66.0	60.9
Pharmacy network(3)	520.6	592.5	572.5
Generic dispensing rate(1) :
Total	71.5%	68.2%	65.1%
Mail choice(2)	61.3%	56.5%	54.4%
Pharmacy network(3)	72.7%	69.3%	66.2%
Mail choice penetration rate	25.8%	23.8%	22.9%

(1)	Pharmacy network net revenues, claims processed and generic dispensing rates do not include Maintenance Choice, which are included within the mail choice category.

(2)	Mail choice is defined as claims filled at a Pharmacy Services’ mail facility, which includes specialty mail claims, as well as 90-day claims filled at retail under the Maintenance Choice program.

(3)	Pharmacy network is defined as claims filled at retail pharmacies, including CVS/pharmacy stores.

(4)	2008 includes the results of RxAmerica from the October 20, 2008 acquisition date.

During 2009, the Pharmacy Services segment’s results of operations include a full year of RxAmerica results compared to 2008, which includes RxAmerica results from the acquisition date (October 20, 2008) forward.

Net revenues in our Pharmacy Services Segment decreased $3.3 billion, or 6.4%, to $47.8 billion for the year ended December 31, 2010, as compared to the prior year. The decrease in 2010 was primarily due to the termination of a few large client contracts effective January 1, 2010 and the decrease of covered lives under our Medicare Part D program as a result of the 2010 Medicare Part D competitive bidding process, partially offset by new client starts on January 1, 2010. Additionally, the increase in our generic dispensing rate had a negative impact on our revenue in 2010.

Net revenues increased $7.3 billion, or 16.7%, to $51.1 billion for the year ended December 31, 2009, as compared to the prior year. The increase in 2009 was primarily due to the inclusion of RxAmerica which accounted for approximately $3.2 billion of the increase, which included the impact of converting the RxAmerica retail pharmacy network contract to the Caremark contract structure discussed below. Additionally the increase in revenue was attributable to favorable net new business.

As you review our Pharmacy Services segment’s revenue performance, we believe you should consider the following important information:

•

The Pharmacy Services segment recognizes revenues for its pharmacy network transactions based on individual contract terms. In accordance with ASC 605, Revenue Recognition (formerly Emerging Issues Task Force (“EITF”) EITF No. 99-19, “Reporting Revenue Gross as a Principal vs Net as an Agent”), Caremark’s contracts are predominantly accounted for using the gross method. Prior to April 1, 2009, RxAmerica’s contracts were accounted for using the net method. Effective April 1, 2009, we converted a number of RxAmerica’s retail pharmacy network contracts and a large health plan to the Caremark contract structure, which resulted in those contracts being accounted for using the gross method. As a result, net revenues increased by $1.1 billion during 2010 as compared to 2009, and by $2.5 billion during 2009 as compared to 2008.

•	Three fewer days in the 2009 fiscal year negatively impacted net revenues by $268 million, compared to 2008.

•

During 2010, our mail choice claims processed decreased 2.7% to 64.2 million claims. This decrease was primarily due to the termination of a few large client contracts effective January 1, 2010, partially offset by new client starts on January 1, 2010. During 2009, our mail choice claims processed increased 8.3% to 66.0 million claims. This increase was primarily due to favorable net new business and the significant adoption of the mail choice plan design.

•

During 2010 and 2009, our average revenue per mail choice claim increased by 2.6% and 3.5%, compared to 2009 and 2008, respectively. This increase was primarily due to drug cost inflation and claims mix, partially offset by an increase in the percentage of generic prescription drugs dispensed and changes in client pricing.

•

During 2010, our mail choice generic dispensing rate increased to 61.3%, compared to our mail choice generic dispensing rate of 56.5% in 2009. During 2009, our mail choice generic dispensing rate increased to 56.5% compared to our mail choice generic dispensing rate of 54.4% in 2008. This continued increase was primarily due to new generic prescription drug introductions and our continuous effort to encourage plan members to use generic prescription drugs when they are available.

•

During 2010, our pharmacy network claims processed decreased 12.1% to 520.6 million compared to 592.5 million pharmacy network claims processed in 2009. The decrease in 2010 was primarily due to the termination of a few large client contracts effective January 1, 2010 and the decrease of covered lives under our Medicare Part D program as a result of the 2010 Medicare Part D competitive bidding process. During 2009, our pharmacy network claims processed increased 3.5% or 20.0 million from 572.5 million in 2008. The increase in 2009 was primarily due to an increase in RxAmerica claims of 61.0 million compared with 2008. The RxAmerica increase was partially offset by the reduction in claims due to the termination of two large health plan clients effective January 1, 2009 and having three fewer days in 2009 compared to 2008.

•

During 2010, our average revenue per pharmacy network claim processed increased by 2.7%, compared to 2009. The increase was primarily due to the conversion of RxAmerica’s pharmacy network contracts from net to gross on April 1, 2009, (ii) a change in the revenue recognition method from net to gross for a large health plan on March 1, 2009 and (iii) higher drug costs, partially offset by an increase in our pharmacy network generic dispensing rate and changes in client pricing.

•

During 2009, our average revenue per pharmacy network claim processed increased by 15.4%, compared to 2008. The increase was primarily due to (i) the inclusion of RxAmerica results, whose retail pharmacy network contracts were accounted for using the net revenue recognition method prior to April 1, 2009, as discussed above; (ii) higher drug costs, which normally result in higher claim revenues, and (iii) claims mix; partially offset by client pricing, and changes in the percentage of generic drugs dispensed.

•

During 2010, our pharmacy network generic dispensing rate increased to 72.7% compared to our pharmacy network generic dispensing rate of 69.3% in 2009. During 2009, our pharmacy network generic dispensing rate increased to 69.3%, compared to our pharmacy network generic dispensing rate of 66.2% in 2008. These continued increases were primarily due to the impact of new generic drug introductions and our continuous efforts to encourage plan members to use generic drugs when they are available. Additionally, the increase in 2009 as compared to 2008 was partially attributable to the full-year impact of RxAmerica claims which increased our generic dispensing rate by approximately 120 basis points in 2009 compared to 2008. We believe our generic dispensing rates will continue to increase in future periods. This increase will be affected by, among other things, the number of new generic drug introductions and our success at encouraging plan members to utilize generic drugs when they are available.

•

During 2010, 2009 and 2008, we generated net revenues from our participation in the administration of the Medicare Part D drug benefit by providing PBM services to our health plan clients and other clients that have qualified as a Medicare Part D Prescription Drug Plan (a “PDP”) under regulations promulgated by the Centers for Medicare and Medicaid Services (“CMS”). We are also a national provider of drug benefits to eligible beneficiaries under the Medicare Part D program through our subsidiaries, SilverScript and Accendo (which have been approved by CMS as PDPs), and in 2008, through a joint venture with Universal American Corp. (“UAC”), which sponsored a CMS approved PDP. The Company and UAC dissolved this joint venture at the end of 2008 and divided the responsibility for providing Medicare Part D services to the affected plan members beginning with the 2009 plan year. In December 2010, the Company announced it had entered into an agreement to acquire the Medicare Part D business of UAC for approximately $1.25 billion. The transaction is subject to customary closing conditions, including necessary regulatory approvals, as well as approval by UAC shareholders. The Company currently expects that the transaction will close by the end of the second quarter of 2011. In addition, we assist employer, union and other health plan clients that qualify for the retiree drug subsidy under Medicare Part D by collecting eligibility data from and submitting drug cost data to CMS in order for them to obtain the subsidy.

Gross profit in our Pharmacy Services Segment includes net revenues less cost of revenues. Cost of revenues includes (i) the cost of pharmaceuticals dispensed, either directly through our mail service and specialty retail pharmacies or indirectly through our pharmacy network, (ii) shipping and handling costs and (iii) the operating costs of our mail service pharmacies, customer service operations and related information technology support. Gross profit as a percentage of revenues was 7.0%, 7.5% and 8.1% in 2010, 2009 and 2008, respectively.

During 2010, gross profit decreased $482 million, or 12.6%, to $3.4 billion for the year ended December 31, 2010, as compared to the prior year. Gross profit as a percentage of net revenues was 7.0% for the year ended December 31, 2010, compared to 7.5% for the prior year period. The decrease in our gross profit dollars is a result of the loss of “differential” or “spread” resulting from a change in CMS regulations described more fully below, the termination of a few large client contracts effective January 1, 2010 and the decrease of covered lives under our Medicare Part D program, partially offset by new client starts on January 1, 2010. The decrease in gross profit as a percentage of net revenues is primarily due to the loss of “differential” or “spread”, pricing compression related to a large client renewal that took effect during the third quarter of 2010, and the change in the revenue recognition method from net to gross associated with the RxAmerica pharmacy network contracts on April 1, 2009 and a large health plan on March 1, 2009. This was partially offset by an increase in our generic dispensing rate for the year ended December 31, 2010, as compared to the prior year.

During 2009, gross profit increased $285 million, or 8.0%, to $3.8 billion for the year ended December 31, 2009, as compared to the prior year. Gross profit as a percentage of net revenues was 7.5% for the year ended December 31, 2009, compared to 8.1% for 2008. The increase in our gross profit dollars is a result of the full year impact of RxAmerica and new client starts on January 1, 2009, partially offset by the loss of two large health plan clients effective January 1, 2009, three fewer days in the 2009 fiscal year compared to 2008 and changes in client pricing. The decrease in gross profit as a percentage of net revenues is primarily due to the change in the revenue recognition method from net to gross associated with the RxAmerica pharmacy network contracts on April 1, 2009 and a large health plan on March 1, 2009 and pricing compression related to new clients and the retention of existing clients. This was partially offset by an increase in our generic dispensing rate for the year ended December 31, 2009, as compared to the prior year period.

As you review our Pharmacy Services segment’s performance in this area, we believe you should consider the following important information:

•

Our gross profit dollars and gross profit rates continued to be impacted by our efforts to (i) retain existing clients, (ii) obtain new business and (iii) maintain or improve the purchase discounts we received from manufacturers, wholesalers and retail pharmacies. In particular, competitive pressures in the PBM industry have caused us and other PBMs to share a larger portion of rebates and/or discounts received from pharmaceutical manufacturers. During the 2008 and 2009 selling seasons, the Company renewed a number of existing clients and obtained new clients at lower rates, which resulted in gross profit compression during 2009, and 2010. In addition, market dynamics and regulatory changes have affected our ability to offer plan sponsors pricing terms that include the use of retail network “differential” or “spread”, which has impacted our profitability. We expect these trends to continue.

•

As discussed previously in this document, we review our network contracts on an individual basis to determine if the related revenues should be accounted for using the gross method or net method under the applicable accounting rules. Caremark’s network contracts are predominantly accounted for using the gross method, which results in higher revenues, higher cost of revenues and lower gross profit rates. The conversion of certain RxAmerica contracts to the Caremark contract structure increased our net revenues, increased our cost of revenues and lowered our gross profit rates. Although this change did not affect our gross profit dollars, it did reduce our gross profit rates by approximately 40 basis points in each of 2010 and 2009, and 35 basis points in 2008.

•

Our gross profit as a percentage of revenues benefited from the increase in our total generic dispensing rate, which increased to 71.5% and 68.2% in 2010 and 2009, respectively, compared to our generic dispensing rate of 65.1% in 2008. These increases were primarily due to new generic drug introductions and our continued efforts to encourage plan members to use generic drugs when they are available. The inclusion of RxAmerica claims increased our total generic dispensing rate by approximately 120 and 20 basis points during 2009 and 2008, respectively.

•

Effective January 1, 2010, CMS issued a regulation requiring that any difference between the drug price charged to Medicare Part D plan sponsors by a PBM and the price paid for the drug by the PBM to the dispensing provider (commonly called “differential” or “spread”) be reported as an administrative cost rather than a drug cost of the plan sponsor for purposes of calculating certain government subsidy payments and the drug price to be charged to enrollees. As noted above, these changes have impacted our ability to offer Medicare Part D plan sponsors pricing that includes the use of retail network “differential” or “spread.” This change impacted both our gross profit dollars and gross profit as a percentage of net revenues in 2010.

•

In conjunction with a class action settlement with two entities that publish the Average Wholesale Price (“AWP”) of pharmaceuticals (a pricing benchmark widely used in the pharmacy industry), the AWP for many brand-name and some generic prescription drugs were reduced effective September 26, 2009. We reached understandings with most of our commercial third-party payors where we participate as pharmacy providers to adjust reimbursements to account for this change in methodology, but most state Medicaid programs that utilize AWP as a pricing reference did not take action to make similar adjustments.

•	Three fewer days in the 2009 fiscal year negatively impacted gross profit by $23 million, compared to 2008.

Operating expenses in our Pharmacy Services Segment, which include selling, general and administrative expenses, depreciation and amortization related to selling, general and administrative activities and retail specialty pharmacy store and administrative payroll, employee benefits and occupancy costs, increased to 2.0% of net revenues in 2010, compared to 1.9% and 1.8% in 2009 and 2008, respectively.

As you review our Pharmacy Services segment’s performance in this area, we believe you should consider the following important information:

•

During 2010, the decrease in operating expenses of $5 million or approximately 1.0%, to $964 million compared to 2009, is primarily related to lower bad debt expense, and lower operating costs associated with our Medicare Part D program, partially offset by an increase in costs associated with changes designed to streamline our business.

•

During 2009, the increase in operating expenses of $174 million, or 21.8%, to $969 million compared to 2008, is primarily related to (i) increased litigation reserves, (ii) the dissolution of our joint venture with UAC at the end of fiscal 2008, the income from which was historically an offset to operating expenses, and (iii) the inclusion of a full year of RxAmerica’s operating expenses during 2009.

Retail Pharmacy Segment

The following table summarizes our Retail Pharmacy segment’s performance for the respective periods:

	Fiscal Year Ended
In millions	2010	2009	2008(1)
Net revenues	$57,345	$55,355	$48,990
Gross profit	17,039	16,593	14,741
Gross profit % of net revenues	29.7%	30.0%	30.1%
Operating expenses	12,502	12,434	10,988
Operating expenses % of net revenues	21.8%	22.5%	22.4%
Operating profit	4,537	4,159	3,753
Operating profit % of net revenues	7.9%	7.5%	7.7%
Net revenue increase:
Total	3.6%	13.0%	8.7%
Pharmacy	4.1%	13.1%	8.1%
Front Store	2.6%	12.7%	9.9%
Same store sales increase:(2)
Total	2.1%	5.0%	4.5%
Pharmacy	2.9%	6.9%	4.8%
Front Store	0.5%	1.2%	3.6%
Generic dispensing rates	73.0%	69.9%	67.4%
Pharmacy % of net revenues	68.0%	67.5%	67.5%
Third party % of pharmacy revenue	97.4%	96.9%	96.1%
Retail prescriptions filled	636.3	616.5	559.0

(1)	2008 includes the results of Longs Drug Stores subsequent to the October 20, 2008 acquisition date.

(2)	Same store sales increase includes the Longs Drug Stores beginning in November 2009.

Net revenues in our Retail Pharmacy Segment increased $2.0 billion, or 3.6% to $57.3 billion for the year ended December 31, 2010, as compared to the prior year. This increase was primarily driven by the same store sales increase of 2.1%, and net revenues from new stores, which accounted for approximately 140 basis points of our total net revenue percentage increase for the year ended December 31, 2010. Additionally, we continue to see a positive impact on our net revenues due to the growth of our Maintenance Choice program.

Net revenues increased $6.4 billion, or 13.0% to $55.4 billion for the year ended December 31, 2009, as compared to the prior year. The increase was primarily driven by the same store sales increase of 5.0%, the inclusion of the Longs Acquisition for a full year, as well as net revenue from new stores and a positive impact related to the growth of our Maintenance Choice program.

As you review our Retail Pharmacy segment’s performance in this area, we believe you should consider the following important information:

•

During 2009, net revenues from the Longs Drug Stores increased net revenues by $3.4 billion, compared to 2008. This increase is primarily due to a full year of net revenues associated with Longs Drug Stores versus a partial fourth quarter in 2008.

•	Three fewer days in the 2009 fiscal year negatively impacted net revenues by $403 million, compared to 2008.

•

As of December 31, 2010, we operated 7,182 retail stores, compared to 7,025 retail stores on December 31, 2009, and 6,923 retail stores on December 31, 2008. Total net revenues from new stores (excluding acquired stores) contributed approximately 1.4%, 1.6% and 1.5% to our total net revenue percentage increase in 2010, 2009 and 2008, respectively.

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

Gross profit in our Retail Pharmacy Segment includes net revenues less the cost of merchandise sold during the reporting period and the related purchasing costs, warehousing costs, delivery costs and actual and estimated inventory losses.

Gross profit increased $446 million, or 2.7%, to $17.0 billion for the year ended December 31, 2010, as compared to the prior year. Gross profit as a percentage of net revenues decreased to 29.7% for the year ended December 31, 2010, compared to 30.0% for the prior year. The decline in gross profit as a percentage of net revenues was driven by declines in the gross profit of our pharmacy sales, partially offset by increases in the gross profit of our front store sales.

Gross profit increased $1.9 billion, or 12.6%, to $16.6 billion for the year ended December 31, 2009, as compared to the prior year. Gross profit as a percentage of net revenues decreased to 30.0% for the year ended December 31, 2009, compared to 30.1% for the prior year.

As you review our Retail Pharmacy segment’s performance in this area, we believe you should consider the following important information:

•	Three fewer days in the 2009 fiscal year negatively impacted gross profit by $123 million, compared to 2008.

•

On average, our gross profit on front-store revenues is higher than our average gross profit on pharmacy revenues. During 2010, our front-store revenues were 32.0% of total revenues, compared to 32.5% in both 2009 and 2008. During 2010, our pharmacy revenues were 68.0% of total revenues, compared to 67.5% in both 2009 and 2008. This shift in sales mix had a negative effect on our overall gross profit for the year ended December 31, 2010.

•

During 2010, our front-store gross profit rate was positively impacted by increases in private label and proprietary brand product sales, which normally yield a higher gross profit rate than other front-store products. During 2009, our front-store gross profit rate was negatively impacted by increased sales of promotional related items, which were partially offset by increases in private label and proprietary brand product sales.

•

During 2010, 2009 and 2008, our pharmacy gross profit rate continued to benefit from an increase in generic drug revenues, which normally yield a higher gross profit rate than equivalent brand name drug revenues.

•

Our pharmacy gross profit rates have been adversely affected by the efforts of managed care organizations, pharmacy benefit managers and governmental and other third-party payors to reduce their prescription drug costs. In the event this trend continues, we may not be able to sustain our current rate of revenue growth and gross profit dollars could be adversely impacted.

•

The increased use of generic drugs has augmented the efforts of third party payors to reduce reimbursement payments to retail pharmacies for prescriptions. This trend, which we expect to continue, reduces the benefit we realize from brand to generic product conversions.

•

Sales to customers covered by third party insurance programs have continued to increase and, thus, have become a larger component of our total pharmacy business. On average, our gross profit on third party pharmacy revenues is lower than our gross profit on cash pharmacy revenues. Third party pharmacy revenues were 97.4% of pharmacy revenues in 2010, compared to 96.9% and 96.1% of pharmacy revenues in 2009 and 2008, respectively. We expect this trend to continue.

•

The Federal Government’s Medicare Part D benefit is increasing prescription utilization. However, it is also decreasing our pharmacy gross profit rates as our higher gross profit business (e.g., cash customers) continued to migrate to Part D coverage during 2010 and 2009.

•

The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (collectively, “PPACA”) made several significant changes to Medicaid rebates and reimbursement. One of these changes was to revise the definition of Average Manufacturer Price and the reimbursement formula for multi-source drugs. CMS has not yet issued regulations implementing these changes. Therefore, we cannot predict the effect these changes will have on Medicaid reimbursement or their impact on the Company.

•

In conjunction with a class action settlement with two entities that publish the AWP of pharmaceuticals, the AWP for many brand-name and some generic prescription drugs were reduced effective September 26, 2009. We reached understandings with virtually all of our commercial third-party payors where we participate as pharmacy providers to adjust reimbursements to account for this change in methodology, but most state Medicaid programs that utilize AWP as a pricing reference did not take action to make similar adjustments. Accordingly, state Medicaid reimbursement was adversely impacted in 2010.

Operating expenses in our Retail Pharmacy Segment include store and administrative payroll, employee benefits, store and administrative occupancy costs, selling expenses, advertising expenses, administrative expenses and depreciation and amortization expense.

Operating expenses increased $68 million, or less than 1%, to $12.5 billion for the year ended December 31, 2010, as compared to the prior year. Operating expenses as a percentage of net revenues decreased to 21.8% for the year ended December 31, 2010, compared to 22.5% for the prior year. The increase in operating expenses in 2010 was the result of higher store operating costs associated with our increased store count, partially offset by the absence of costs incurred related to the integration of the Longs Acquisition.

Operating expenses increased $1.4 billion, or 13.2%, to $12.4 billion for the year ended December 31, 2009, as compared to the prior year. Operating expenses as a percentage of net revenues increased to 22.5% for the year ended December 31, 2009, compared to 22.4% for the prior year. The increase in operating expenses in 2009 was the result of higher store operating costs associated with our increased store count including the Longs Acquisition stores that we owned for a full year in 2009 versus a partial year in 2008, as well as integration costs associated with the Longs Acquisition, partially offset by a positive impact of approximately $92 million due to three fewer days in the 2009 fiscal year as compared to 2008.

Corporate Segment

Operating expenses increased $87 million, or 16.3% and $78 million, or 16.9% during 2010 and 2009, respectively. Operating expenses within the Corporate segment include executive management, corporate relations, legal, compliance, human resources, corporate information technology and finance related costs.

Operating expenses increased during 2010 and 2009 primarily due to higher professional fees, primarily for legal services associated with increased litigation activity, information technology services associated with enterprise initiatives, compensation and benefit costs, and depreciation.

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

Net cash provided by operating activities increased to approximately $4.8 billion in 2010. This compares to approximately $4.0 billion and $3.9 billion in 2009 and 2008, respectively. The increase in net cash provided by operating activities during 2010 was primarily due to increases in cash receipts from customers, decreases in inventory purchases, partially offset by cash paid to other suppliers. 2009 includes a full year of net cash provided by operating activities from the Longs Acquisition compared to 2008. 2008 also includes net cash provided by operating activities from the Longs Acquisition from the acquisition date (October 20, 2008) forward.

Net cash used in investing activities increased to approximately $1.6 billion in 2010. This compares to approximately $1.1 billion and $4.6 billion in 2009 and 2008, respectively. The increase in net cash used in investing activities was primarily due to a reduction in the amount of proceeds received from sale-leaseback transactions, partially offset by less cash used for purchases of property and equipment. The decrease in net cash used in investing activities in 2009 was primarily due to a reduction in acquisition activities in 2009 and an increase in sale-leaseback transactions.

Gross capital expenditures totaled approximately $2.0 billion during 2010, compared to approximately $2.5 billion in 2009 and $2.2 billion 2008. The decrease in gross capital expenditures during 2010 was primarily due to the absence of spending which occurred in 2009 related to resets of stores acquired as part of the Longs Acquisition. During 2010, approximately 52.0% of our total capital expenditures were for new store construction, 14.5% were for store expansion and improvements and 33.5% were for technology and other corporate initiatives.

Proceeds from sale-leaseback transactions totaled $507 million in 2010. This compares to $1.6 billion in 2009 and $204 million in 2008. Under the sale-leaseback transactions, the properties are generally sold at net book value, which generally approximates fair value, and the resulting leases qualify and are accounted for as operating leases. The specific timing and amount of future sale-leaseback transactions will vary depending on future market conditions and other factors. The decrease in 2010 was primarily due to higher transaction volume in 2009 as a result of a deferral of transactions from 2008, due to market conditions. This deferral was the primary reason for the significant increase in 2009 as compared to 2008.

Following is a summary of our store development activity for the respective years:

	2010(3)	2009(3)	2008(3)
Total stores (beginning of year)	7,074	6,981	6,301
New and acquired stores(1)	179	175	719
Closed stores	(27)	(82)	(39)

Total stores (end of year)	7,226	7,074	6,981

Relocated stores(2)	106	110	129

(1)	2008 includes 529 Longs Drug Stores that were acquired as part of the Longs Acquisition.

(2)	Relocated stores are not included in new or closed store totals.

(3)	Excludes specialty mail order facilities.

Net cash used in financing activities was approximately $2.8 billion in 2010, compared to net cash used in financing activities of $3.2 billion in 2009 and net cash provided by financing activities of $929 million in 2008. Net cash used in financing activities during 2010, was primarily due to the repayment of long term debt, of approximately $2.1 billion, $1.5 billion of share repurchases associated with the share repurchase programs described below, partially offset by the proceeds received of $991 million related to the issuance of long-term debt. Net cash used in financing activities during 2009 was primarily due to approximately $2.5 billion of share repurchases associated with the share repurchase programs described below, the net reduction of approximately $2.2 billion of our outstanding commercial paper borrowings, the repayment of $500 million of borrowings outstanding under our bridge credit facility used to finance the Longs Acquisition, and the payment of $439 million of dividends on our common stock. This was partially offset by the net increase in long-term debt of approximately $2.1 billion and proceeds from the exercise of stock options of $250 million. Net cash provided by financing activities during 2008 was primarily due to increased short-term and long-term borrowings used to fund the Longs Acquisition and to retire $353 million of debt assumed as part of the Longs Acquisition.

Share repurchase programs - On June 14, 2010, our Board of Directors authorized a new share repurchase program for up to $2.0 billion of our outstanding common stock (the “2010 Repurchase Program”). The share repurchase authorization, which was effective immediately and expires at the end of 2011, permits us to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions. The share repurchase program may be modified, extended or terminated by the Board of Directors at any time. The Company did not make any share repurchases under the 2010 Repurchase Program through December 31, 2010.

On November 4, 2009, our Board of Directors authorized a share repurchase program for up to $2.0 billion of our outstanding common stock (the “2009 Repurchase Program”). In 2009, we repurchased 16.1 million shares of common stock for approximately $500 million pursuant to the 2009 Repurchase Program. During 2010, we repurchased 42.4 million shares of common stock for approximately $1.5 billion, completing the 2009 Repurchase Program.

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

On May 9, 2007, our Board of Directors authorized a share repurchase program for up to $5.0 billion of our outstanding common stock (the “2007 Repurchase Program”). The 2007 Repurchase Program was completed during 2007 through a $2.5 billion fixed dollar accelerated share repurchase agreement (the “May ASR agreement”), under which final settlement occurred in October 2007 and resulted in the repurchase of approximately 67.5 million shares of common stock; an open market repurchase program, which concluded in November 2007 and resulted in approximately 5.3 million shares of common stock being repurchased for approximately $212 million; and a $2.3 billion dollar fixed accelerated share repurchase agreement (the “November ASR agreement”), which resulted in an initial 51.6 million shares of common stock being purchased and placed into treasury stock as of December 29, 2007. The final settlement under the November ASR agreement occurred on March 28, 2008 and resulted in us receiving an additional 5.7 million shares of common stock, which were placed into treasury stock as of March 29, 2008.

Recently announced business combination - In December 2010, the Company announced it had entered into an agreement to acquire the Medicare Part D business of UAC for approximately $1.25 billion. The transaction is subject to customary closing conditions, including necessary regulatory approvals, as well as approval by UAC shareholders. The Company currently expects that the transaction will close by the end of the second quarter of 2011. We believe our cash flows from operations, commercial paper program and other available credit will be sufficient to fund this acquisition.

Short-term borrowings - We had $300 million of commercial paper outstanding at a weighted average interest rate of 0.40% as of December 31, 2010. In connection with our commercial paper program, we maintain a $1.4 billion, five-year unsecured back-up credit facility, which expires on May 12, 2011, a $1.3 billion, five-year unsecured back-up credit facility, which expires on March 12, 2012, and a $1.0 billion three-year unsecured back-up credit facility, which expires on May 27, 2013. The credit facilities allow for borrowings at various rates that are dependent, in part, on our public debt rating. There were no borrowings outstanding under the back-up credit facilities. We intend to renew our back-up credit facility which expires in May 2011.

Long-term borrowings - On May 13, 2010, we issued $550 million of 3.25% unsecured senior notes due May 18, 2015 and issued $450 million of 4.75% unsecured senior notes due May 18, 2020 (collectively, the “2010 Notes”) for total proceeds of $991 million, which was net of discounts and underwriting fees. The 2010 Notes pay interest semiannually and may be redeemed, in whole at any time, or in part from time to time, at the Company’s option at a defined redemption price plus accrued and unpaid interest to the redemption date. The net proceeds of the 2010 Notes were used to repay a portion of the Company’s outstanding commercial paper borrowings, certain other corporate debt and for general corporate purposes.

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

On July 1, 2009, we issued a $300 million unsecured floating rate senior note due January 30, 2011 (the “2009 Floating Rate Note”). The 2009 Floating Rate Note pays interest quarterly. The net proceeds from the 2009 Floating Rate Note were used for general corporate purposes.

On September 10, 2008, we issued $350 million of floating rate senior notes due September 10, 2010 (the “2008 Notes”). The 2008 Notes pay interest quarterly and may be redeemed at any time, in whole or in part at a defined redemption price plus accrued interest. The net proceeds from the 2008 Notes were used to fund a portion of the Longs Acquisition.

Our backup credit facility, unsecured senior notes and Enhanced Capital Advantaged Preferred Securities (see Note 5 to the Consolidated Financial Statements) contain customary restrictive financial and operating covenants.

These covenants do not include a requirement for the acceleration of our debt maturities in the event of a downgrade in our credit rating. We do not believe the restrictions contained in these covenants materially affect our financial or operating flexibility.

As of December 31, 2010 and 2009 we had no freestanding derivatives in place.

Debt Ratings - As of December 31, 2010, our long-term debt was rated “Baa2” by Moody’s with a stable outlook and “BBB+” by Standard & Poor’s with a negative outlook, and our commercial paper program was rated “P-2” by Moody’s and “A-2” by Standard & Poor’s. In assessing our credit strength, we believe that both Moody’s and Standard & Poor’s considered, among other things, our capital structure and financial policies as well as our consolidated balance sheet, our historical acquisition activity and other financial information. Although we currently believe our long-term debt ratings will remain investment grade, we cannot guarantee the future actions of Moody’s and/or Standard & Poor’s. Our debt ratings have a direct impact on our future borrowing costs, access to capital markets and new store operating lease costs.

Quarterly Dividend Increase - In January 2010, our Board of Directors authorized a 15% increase in our quarterly common stock dividend to $0.0875 per share. This increase equates to an annual dividend rate of $0.35 per share. On January 11, 2011, our Board of Directors authorized a 43% increase in our quarterly common stock dividend to $0.125 per share. This increase equate to an annual dividend rate of $0.50 per share.

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

Between 1991 and 1997, the Company sold or spun off a number of subsidiaries, including Bob’s Stores, Linens‘n Things, Marshalls, Kay-Bee Toys, This End Up and Footstar. In many cases, when a former subsidiary leased a store, the Company provided a guarantee of the store’s lease obligations. When the subsidiaries were disposed of, the Company’s guarantees remained in place, although each initial purchaser has indemnified the Company for any lease obligations the Company was required to satisfy. If any of the purchasers or any of the former subsidiaries were to become insolvent and failed to make the required payments under a store lease, the Company could be required to satisfy these obligations.

As of December 31, 2010, the Company guaranteed approximately 70 such store leases (excluding the lease guarantees related to Linens ‘n Things), with the maximum remaining lease term extending through 2019. Management believes the ultimate disposition of any of the remaining lease guarantees will not have a material adverse effect on the Company’s consolidated financial condition or future cash flows. Please see “Loss from Discontinued Operations” previously in this document for further information regarding our guarantee of certain Linens ‘n Things’ store lease obligations.

Following is a summary of our significant contractual obligations as of December 31, 2010:

	Payments Due by Period
In millions	Total	2011	2012 to 2013	2014 to 2015	Thereafter
Operating leases	$26,803	$2,013	$4,088	$3,512	$17,190
Leases from discontinued operations	151	29	46	37	39
Long-term debt	9,605	1,103	3	1,100	7,399
Interest payments on long-term debt(1)	7,280	532	1,008	959	4,781
Other long-term liabilities reflected in our consolidated balance sheet	505	118	83	74	230
Capital lease obligations	340	19	38	39	244

	$44,684	$3,814	$5,266	$5,721	$29,883

(1)	Interest payments on long-term debt are calculated on outstanding balances and interest rates in effect on December 31, 2010.

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

Revenue Recognition

Pharmacy Services Segment

Our Pharmacy Services segment sells prescription drugs directly through our mail service pharmacies and indirectly through our retail pharmacy network. We recognize revenues in our Pharmacy Services segment from prescription drugs sold by our mail service pharmacies and under retail pharmacy network contracts where we are the principal using the gross method at the contract prices negotiated with our clients. Net revenue from our Pharmacy Services segment includes: (i) the portion of the price the client pays directly to us, net of any volume-related or other discounts paid back to the client, (ii) the price paid to us (“Mail Co-Payments”) or a third party pharmacy in our retail pharmacy network (“Retail Co-Payments”) by individuals included in our clients’ benefit plans, and (iii) administrative fees for retail pharmacy network contracts where we are not the principal.

We recognize revenue in the Pharmacy Services segment when: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured. We recognize revenues generated from prescription drugs sold by mail service pharmacies when the prescription is shipped. At the time of shipment, we have performed substantially all of our obligations under the client contract and do not experience a significant level of reshipments. We recognize revenues generated from prescription drugs sold by third party pharmacies in our retail pharmacy network and associated administrative fees are recognized at the point-of-sale, which is when we adjudicate the claim in our online claims processing system.

We determine whether we are the principal or agent for our retail pharmacy network transactions on a contract by contract basis. In the majority of our contracts, we have determined we are the principal due to us: (i) being the primary obligor in the arrangement, (ii) having latitude in establishing the price, changing the product or performing part of the service, (iii) having discretion in supplier selection, (iv) having involvement in the determination of product or service specifications, and (v) having credit risk. Our obligations under our client contracts for which revenues are reported using the gross method are separate and distinct from our obligations to the third party pharmacies included in our retail pharmacy network contracts. Pursuant to these contracts, we are contractually required to pay the third party pharmacies in our retail pharmacy network for products sold, regardless of whether we are paid by our clients. Our responsibilities under these client contracts typically include validating eligibility and coverage levels, communicating the prescription price and the co-payments due to the third party retail pharmacy, identifying possible adverse drug interactions for the pharmacist to address with the physician prior to dispensing, suggesting clinically appropriate generic alternatives where appropriate and approving the prescription for dispensing. Although we do not have credit risk with respect to Retail Co-Payments, we believe that all of the other indicators of gross revenue reporting are present. For contracts under which we act as an agent, we record revenues using the net method.

We deduct from our revenues the manufacturers’ rebates that are earned by our clients based on their members’ utilization of brand-name formulary drugs. We estimate these rebates at period-end based on actual and estimated claims data and our estimates of the manufacturers’ rebates earned by our clients. We base our estimates on the best available data at period-end and recent history for the various factors that can affect the amount of rebates due to the client. We adjust our rebates payable to clients to the actual amounts paid when these rebates are paid or as significant events occur. We record any cumulative effect of these adjustments against revenues as identified, and adjust our estimates prospectively to consider recurring matters. Adjustments generally result from contract changes with our clients or manufacturers, differences between the estimated and actual product mix subject to rebates or whether the product was included in the applicable formulary. Historically, the effect of these adjustments has not been material to our results of operations. We also deduct from our revenues pricing guarantees and guarantees regarding the level of service we will provide to the client or member as well as other payments made to our clients.

We participate in the Federal Government’s Medicare Part D program as a Prescription Drug Plan (“PDP”). Our net revenues include insurance premiums earned by the PDP, which are determined based on the PDP’s annual bid and related contractual arrangements with the Centers for Medicare and Medicaid Services (“CMS”). The insurance premiums include a beneficiary premium, which is the responsibility of the PDP member, but is subsidized by CMS in the case of low-income members, and a direct premium paid by CMS. Premiums collected in advance are initially deferred as accrued expenses and are then recognized ratably as revenue over the period in which members are entitled to receive benefits.

In addition to these premiums, our net revenues include co-payments, deductibles and co-insurance (collectively, the “Member Co-Payments”) related to PDP members’ actual prescription claims. In certain cases, CMS subsidizes a portion of these Member Co-Payments and we are paid an estimated prospective Member Co-Payment subsidy, each month. The prospective Member Co-Payment subsidy amounts received from CMS are also included in our net revenues. We assume no risk for these amounts, which represented 2.6%, 3.5% and 1.3% of consolidated net revenues in 2010, 2009 and 2008, respectively. If the prospective Member Co-Payment subsidies received differ from the amounts based on actual prescription claims, the difference is recorded in either accounts receivable or accrued expenses. We account for CMS obligations and Member Co-Payments (including the amounts subsidized by CMS) using the gross method consistent with our revenue recognition policies for Mail Co-Payments and Retail Co-Payments. We have recorded estimates of various assets and liabilities arising from our participation in the Medicare Part D program based on information in our claims management and enrollment systems. Significant estimates arising from our participation in the Medicare Part D program include: (i) estimates of low-income cost subsidy and reinsurance amounts ultimately payable to or receivable from CMS based on a detailed claims reconciliation, (ii) an estimate of amounts payable to CMS under a risk-sharing feature of the Medicare Part D program design, referred to as the risk corridor and (iii) estimates for claims that have been reported and are in the process of being paid or contested and for our estimate of claims that have been incurred but have not yet been reported. Actual amounts of Medicare Part D-related assets and liabilities could differ significantly from amounts recorded. Historically, the effect of these adjustments has not been material to our results of operations.

Retail Pharmacy Segment

Our Retail Pharmacy segment recognizes revenue from the sale of merchandise (other than prescription drugs) at the time the merchandise is purchased by the retail customer. We recognize revenue from the sale of prescription drugs at the time the prescription is filled, which is or approximates when the retail customer picks up the prescription. Customer returns are not material. Revenue from the performance of services in our health care clinics is recognized at the time the services are performed.

We have not made any material changes in the way we recognize revenue during the past three years.

Vendor Allowances and Purchase Discounts

Pharmacy Services Segment

Our Pharmacy Services segment receives purchase discounts on products purchased. Contractual arrangements with vendors, including manufacturers, wholesalers and retail pharmacies, normally provide for the Pharmacy Services segment to receive purchase discounts from established list prices in one, or a combination of, the following forms: (i) a direct discount at the time of purchase, (ii) a discount for the prompt payment of invoices or (iii) when products are purchased indirectly from a manufacturer (e.g., through a wholesaler or retail pharmacy), a discount (or rebate) paid subsequent to dispensing. These rebates are recognized when prescriptions are dispensed and are generally calculated and billed to manufacturers within 30 days of the end of each completed quarter. Historically, the effect of adjustments resulting from the reconciliation of rebates recognized to the amounts billed and collected has not been material to the results of operations. We account for the effect of any such differences as a change in accounting estimate in the period the reconciliation is completed. The Pharmacy Services segment also receives additional discounts under its wholesaler contract if it exceeds contractually defined annual purchase volumes. In addition, the Pharmacy Services segment receives fees from pharmaceutical manufacturers for administrative services. Purchase discounts and administrative service fees are recorded as a reduction of “Cost of revenues”.

Retail Pharmacy Segment

Vendor allowances received by the Retail Pharmacy segment reduce the carrying cost of inventory and are recognized in cost of revenues when the related inventory is sold, unless they are specifically identified as a reimbursement of incremental costs for promotional programs and/or other services provided. Amounts that are directly linked to advertising commitments are recognized as a reduction of advertising expense (included in operating expenses) when the related advertising commitment is satisfied. Any such allowances received in excess of the actual cost incurred also reduce the carrying cost of inventory. The total value of any upfront payments received from vendors that are linked to purchase commitments is initially deferred. The deferred amounts are then amortized to reduce cost of revenues over the life of the contract based upon purchase volume. The total value of any upfront payments received from vendors that are not linked to purchase commitments is also initially deferred. The deferred amounts are then amortized to reduce cost of revenues on a straight-line basis over the life of the related contract.

We have not made any material changes in the way we account for vendor allowances and purchase discounts during the past three years.

Inventory

Our inventory is stated at the lower of cost or market on a first-in, first-out basis using the retail method of accounting to determine cost of sales and inventory in our CVS/pharmacy stores, weighted average cost to determine cost of sales and inventory in our mail service and specialty pharmacies and the cost method of accounting on a first-in, first-out basis to determine inventory in our distribution centers. Under the retail method, inventory is stated at cost, which is determined by applying a cost-to-retail ratio to the ending retail value of our inventory. Since the retail value of our inventory is adjusted on a regular basis to reflect current market conditions, our carrying value should approximate the lower of cost or market. In addition, we reduce the value of our ending inventory for estimated inventory losses that have occurred during the interim period between physical inventory counts. Physical inventory counts are taken on a regular basis in each store and a continuous cycle count process is the primary procedure used to validate the inventory balances on hand in each distribution center and mail facility to ensure that the amounts reflected in the accompanying consolidated financial statements are properly stated. The accounting for inventory contains uncertainty since we must use judgment to estimate the inventory losses that have occurred during the interim period between physical inventory counts. When estimating these losses, we consider a number of factors, which include, but are not limited to, historical physical inventory results on a location-by-location basis and current physical inventory loss trends.

Our total reserve for estimated inventory losses covered by this critical accounting policy was $120 million as of December 31, 2010. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for estimated inventory losses, it is possible that actual results could differ. In order to help you assess the aggregate risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated inventory losses, which we believe is a reasonably likely change, would increase or decrease our total reserve for estimated inventory losses by about $12 million as of December 31, 2010.

We have not made any material changes in the accounting methodology used to establish our inventory loss reserves during the past three years. Although we believe that the estimates discussed above are reasonable and the related calculations conform to generally accepted accounting principles, actual results could differ from our estimates, and such differences could be material.

Goodwill and Intangible Assets

Identifiable intangible assets consist primarily of trademarks, client contracts and relationships, favorable leases and covenants not to compete. These intangible assets arise primarily from the allocation of the purchase price of businesses acquired to identifiable intangible assets based on their respective fair market values at the date of acquisition.

Amounts assigned to identifiable intangible assets, and their related useful lives, are derived from established valuation techniques and management estimates. Goodwill represents the excess of amounts paid for acquisitions over the fair value of the net identifiable assets acquired.

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

These estimates can be affected by a number of factors including, but not limited to, general economic and regulatory conditions, efforts of third party organizations to reduce their prescription drug costs and/or increased member co-payments, the continued efforts of competitors to gain market share and consumer spending patterns.

Goodwill and indefinitely-lived intangible assets are subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate that the carrying value may not be recoverable.

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

The determination of the fair value of our reporting units requires the Company to make significant assumptions and estimates. These assumptions and estimates primarily include, but are not limited to, the selection of appropriate peer group companies; control premiums and valuation multiples appropriate for acquisitions in the industries in which the Company competes; discount rates, terminal growth rates; and forecasts of revenue, operating profit, depreciation and amortization, capital expenditures and future working capital requirements. When determining these assumptions and preparing these estimates, we consider each reporting unit’s historical results and current operating trends and our consolidated revenues, profitability and cash flow results and forecasts. Our estimates can be affected by a number of factors including, but not limited to, general economic and regulatory conditions, our market capitalization, efforts of third party organizations to reduce their prescription drug costs and/or increase member co-payments, the continued efforts of competitors to gain market share and consumer spending patterns.

The carrying value of goodwill and other intangible assets covered by this critical accounting policy was $25.7 billion and $9.8 billion as of December 31, 2010, respectively. We did not record any impairment losses related to goodwill or other intangible assets during 2010, 2009 or 2008. During the third quarter of 2010, we performed our required annual impairment tests of goodwill and indefinitely-lived trademarks. The results of the impairment tests concluded that there was no impairment of goodwill or trademarks. The goodwill impairment test resulted in the fair value of our Retail Pharmacy reporting unit exceeding its carrying value by a substantial margin and the fair value of our Pharmacy Services reporting unit exceeding its carrying value by approximately 12%. The carrying value of goodwill as of December 31, 2010, in our Retail Pharmacy and Pharmacy Services reporting units was $6.8 billion and $18.9 billion, respectively.

Although we believe we have sufficient current and historical information available to us to test for impairment, it is possible that actual results could differ from the estimates used in our impairment tests.

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

Our total closed store lease liability covered by this critical accounting policy was $451 million as of December 31, 2010. This amount is net of $288 million of estimated sublease income that is subject to the uncertainties discussed above. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for sublease income, it is possible that actual results could differ.

In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated sublease income, which we believe is a reasonably likely change, would increase or decrease our total closed store lease liability by about $29 million as of December 31, 2010.

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

Our total self-insurance liability covered by this critical accounting policy was $474 million as of December 31, 2010. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for our self-insurance liability, it is possible that actual results could differ. In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimate for our self-insurance liability, which we believe is a reasonably likely change, would increase or decrease our self-insurance liability by about $47 million as of December 31, 2010.

We have not made any material changes in the accounting methodology used to establish our self-insurance liability during the past three years.

Recently Adopted Accounting Pronouncements

Effective January 1, 2009, we adopted Accounting Standards Codification (“ASC”) 805 Business Combinations (“ASC 805”) (formerly Statement of Financial Accounting Standard (“SFAS”) No. 141 (R), “Business Combinations”). ASC 805 establishes the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The guidance also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of business combinations. ASC 805 requires that income tax benefits related to business combinations that are not recorded at the date of acquisition are recorded as an income tax benefit in the statement of operations when subsequently recognized. Previously, unrecognized income tax benefits related to business combinations were recorded as an adjustment to the purchase price allocation when recognized. We recognized approximately $34 million and $147 million of previously unrecognized income tax benefits related to business combinations (after considering the federal benefit of state taxes), plus interest, due to the expiration of various statutes of limitation and settlements with tax authorities in 2010 and 2009, respectively. The Company had approximately $10 million and $20 million, in 2010 and 2009, respectively, of unrecognized tax benefits (after considering the federal benefit of state taxes), plus interest, related to business combinations that would have been treated as an adjustment to the purchase price allocation if they would have been recognized under the previous business combination guidance.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance that amends ASC 810 Consolidations (formerly SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”). The amendment requires a company to analyze whether its interest in a variable interest entity (“VIE”) gives it a controlling financial interest. The determination of whether a company is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and a company’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. Additional disclosures are required to identify a company’s involvement with the VIE and any significant changes in risk exposure due to such involvement. The amendment is effective for all new and existing VIEs as of the beginning of the first fiscal year that begins after November 15, 2009. The adoption of this standard did not have a material impact on our consolidated results of operations, financial position or cash flows.

In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) expanded fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The adoption of this standard did not have a material impact on our consolidated results of operations, financial position or cash flows.

Recently Proposed Accounting Standard Update

In August 2010, the FASB issued a proposed accounting standard update on lease accounting that would require entities to recognize assets and liabilities arising from lease contracts on the balance sheet. The proposed accounting standard update states that lessees and lessors should apply a “right-of-use model” in accounting for all leases. Under the proposed model, lessees would recognize an asset for the right to use the leased asset, and a liability for the obligation to make rental payments over the lease term. The lease term is defined as the longest possible term that is “more likely than not” to occur. The accounting by a lessor would reflect its retained exposure to the risks or benefits of the underlying leased asset. A lessor would recognize an asset representing its right to receive lease payments based on the expected term of the lease. Comments on this exposure draft were due December 15, 2010 and the final standard is expected to be issued sometime in 2011. While we believe that the proposed standard, as currently drafted, will likely have a material impact on our reported financial position and reported results of operations, it will not have a material impact on our liquidity; however, until the proposed standard is finalized, such evaluation cannot be completed.

Cautionary Statement Concerning Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Caremark Corporation. The Company and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission and in its reports to stockholders. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “project,” “anticipate,” “will,” “should” and similar expressions identify statements that constitute forward-looking statements. All statements addressing operating performance of CVS Caremark Corporation or any subsidiary, events or developments that the Company expects or anticipates will occur in the future, including statements relating to revenue growth, earnings or earnings per common share growth, adjusted earnings or adjusted earnings per common share growth, free cash flow, debt ratings, inventory levels, inventory turn and loss rates, store development, relocations and new market entries, as well as statements expressing optimism or pessimism about future operating results or events, are forward-looking statements within the meaning of the Reform Act.

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

By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons, including, but not limited to:

•

Our business is affected by the economy in general including changes in consumer purchasing power, preferences and/or spending patterns. These changes could affect drug utilizations trends, the number of covered lives and the financial health of our PBM clients. Further, interest rate fluctuations, changes in capital market conditions and regulatory changes may affect our ability to obtain necessary financing on acceptable terms, our ability to secure suitable store locations under acceptable terms and our ability to execute future sale-leaseback transactions under acceptable terms;

•	Our ability to realize the anticipated long-term strategic benefits from our integrated pharmacy services model;

•	Our ability to realize the planned benefits associated with the pending acquisition of UAC’s Medicare Part D business in accordance with the expected timing;

•

The continued efforts of health maintenance organizations, managed care organizations, pharmacy benefit management companies and other third party payors to reduce prescription drug costs and pharmacy reimbursement rates, particularly with respect to generic pharmaceuticals;

•	The possibility of client loss and/or the failure to win new client business;

•	Risks related to the frequency and rate of the introduction of generic drugs and brand name prescription products;

•

The effect on our Pharmacy Services business of a declining margin environment attributable to increased competition in the pharmacy benefit management industry and increased client demands for lower prices, enhanced service offerings and/or higher service levels;

•	Risks related to our inability to earn and retain purchase discounts and/or rebates from pharmaceutical manufacturers and to earn and retain retail network “differential” or “spread”;

•	Risks regarding the impact of the Medicare prescription drug benefit on our business;

•	Risks related to the change in industry pricing benchmarks that could adversely affect our financial performance;

•	Increased competition from other drugstore chains, supermarkets, discount retailers, membership clubs and Internet companies, as well as changes in consumer preferences or loyalties;

•	Risks related to PPACA and other health care reform laws and the regulations promulgated under those laws;

•	Litigation, legislative and regulatory risks associated with our business or the retail pharmacy business, retail clinic operations and/or pharmacy benefit management industry generally;

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

Management’s Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our Company’s internal control over financial reporting includes those policies and procedures that pertain to the Company’s ability to record, process, summarize and report a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that the unauthorized acquisition, use or disposition of assets are prevented or timely detected and that transactions are authorized, recorded and reported properly to permit the preparation of financial statements in accordance with generally accepted accounting principles (GAAP) and receipt and expenditures are duly authorized. In order to ensure the Company’s internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 31, 2010.

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

Based on our assessment, we conclude our Company’s internal control over financial reporting is effective and provides reasonable assurance that assets are safeguarded and that the financial records are reliable for preparing financial statements as of December 31, 2010.

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

February 18, 2011

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CVS Caremark Corporation

We have audited CVS Caremark Corporation’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CVS Caremark Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on CVS Caremark Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, CVS Caremark Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CVS Caremark Corporation as of December 31, 2010 and 2009 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010 of CVS Caremark Corporation and our report dated February 18, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 18, 2011

Consolidated Statements of Income

	Year Ended December 31,
In millions, except per share amounts	2010	2009	2008
Net revenues	$96,413	$98,729	$87,472
Cost of revenues	76,156	78,349	69,182

Gross profit	20,257	20,380	18,290
Operating expenses	14,092	13,942	12,244

Operating profit	6,165	6,438	6,046
Interest expense, net	536	525	509

Income before income tax provision	5,629	5,913	5,537
Income tax provision	2,190	2,205	2,193

Income from continuing operations	3,439	3,708	3,344
Loss from discontinued operations, net of income tax benefit	(15)	(12)	(132)

Net income	3,424	3,696	3,212
Net loss attributable to noncontrolling interest	3	—	—
Preference dividends, net of income tax benefit	—	—	(14)

Net income attributable to CVS Caremark	$3,427	$3,696	$3,198

Basic earnings per common share:
Income from continuing operations attributable to CVS Caremark	$2.52	$2.59	$2.32
Loss from discontinued operations attributable to CVS Caremark	(0.01)	(0.01)	(0.09)

Net income attributable to CVS Caremark	$2.51	$2.58	$2.23

Weighted average common shares outstanding	1,367	1,434	1,434

Diluted earnings per common share:
Income from continuing operations attributable to CVS Caremark	$2.50	$2.56	$2.27
Loss from discontinued operations attributable to CVS Caremark	(0.01)	(0.01)	(0.09)

Net income attributable to CVS Caremark	$2.49	$2.55	$2.18

Weighted average common shares outstanding	1,377	1,450	1,469

Dividends declared per common share	$0.350	$0.305	$0.258

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

In millions, except per share amounts	December 31,
	2010	2009
Assets:
Cash and cash equivalents	$1,427	$1,086
Short-term investments	4	5
Accounts receivable, net	4,925	5,457
Inventories	10,695	10,343
Deferred income taxes	511	506
Other current assets	144	140

Total current assets	17,706	17,537
Property and equipment, net	8,322	7,923
Goodwill	25,669	25,680
Intangible assets, net	9,784	10,127
Other assets	688	374

Total assets	$62,169	$61,641

Liabilities:
Accounts payable	$4,026	$3,560
Claims and discounts payable	2,569	3,075
Accrued expenses	3,070	3,246
Short-term debt	300	315
Current portion of long-term debt	1,105	2,104

Total current liabilities	11,070	12,300
Long-term debt	8,652	8,756
Deferred income taxes	3,655	3,678
Other long-term liabilities	1,058	1,102
Commitments and contingencies (Note 12)
Redeemable noncontrolling interest	34	37
Shareholders’ equity:
Preferred stock, par value $0.01: 0.1 shares authorized; none issued or outstanding	—	—
Common stock, par value $0.01: 3,200 shares authorized; 1,624 shares issued and 1,363 shares outstanding at December 31, 2010 and 1,612 shares issued and 1,391 shares outstanding at December 31, 2009	16	16
Treasury stock, at cost: 259 shares at December 31, 2010 and 219 shares at December 31, 2009	(9,030)	(7,610)
Shares held in trust: 2 shares at December 31, 2010 and 2009	(56)	(56)
Capital surplus	27,610	27,198
Retained earnings	19,303	16,355
Accumulated other comprehensive loss	(143)	(135)

Total shareholders’ equity	37,700	35,768

Total liabilities and shareholders’ equity	$62,169	$61,641

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,
In millions	2010	2009	2008
Cash flows from operating activities:
Cash receipts from revenues	$94,503	$93,568	$82,250
Cash paid for inventory and prescriptions dispensed by retail network pharmacies	(73,143)	(73,536)	(64,131)
Cash paid to other suppliers and employees	(13,778)	(13,121)	(11,832)
Interest and dividends received	4	5	20
Interest paid	(583)	(542)	(574)
Income taxes paid	(2,224)	(2,339)	(1,786)

Net cash provided by operating activities	4,779	4,035	3,947

Cash flows from investing activities:
Additions to property and equipment	(2,005)	(2,548)	(2,180)
Proceeds from sale-leaseback transactions	507	1,562	204
Acquisitions (net of cash acquired) and other investments	(177)	(101)	(2,651)
Purchase of short-term investments	—	(5)	—
Proceeds from sale or maturity of short-term investments	1	—	28
Proceeds from sale or disposal of assets	34	23	19

Net cash used in investing activities	(1,640)	(1,069)	(4,580)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(15)	(2,729)	959
Repayment of debt assumed in acquisition	—	—	(353)
Issuance of long-term debt	991	2,800	350
Repayments of long-term debt	(2,103)	(653)	(2)
Dividends paid	(479)	(439)	(383)
Derivative settlements	(5)	(3)	—
Proceeds from exercise of stock options	285	250	328
Excess tax benefits from stock-based compensation	28	19	53
Repurchase of common stock	(1,500)	(2,477)	(23)

Net cash provided by (used in) financing activities	(2,798)	(3,232)	929

Net increase (decrease) in cash and cash equivalents	341	(266)	296
Cash and cash equivalents at beginning of year	1,086	1,352	1,056

Cash and cash equivalents at end of year	$1,427	$1,086	$1,352

Reconciliation of net income to net cash provided by operating activities:
Net income	$3,424	$3,696	$3,212
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,469	1,389	1,274
Stock-based compensation	150	165	92
Deferred income taxes and other noncash items	30	48	(3)
Change in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable, net	532	(86)	(291)
Inventories	(352)	(1,199)	(488)
Other current assets	(4)	48	12
Other assets	(210)	(2)	19
Accounts payable	(40)	4	(64)
Accrued expenses	(176)	(66)	183
Other long-term liabilities	(44)	38	1

Net cash provided by operating activities	$4,779	$4,035	$3,947

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Shares			Dollars
	Year Ended December 31,			Year Ended December 31,
In millions	2010	2009	2008	2010	2009	2008
Preference stock:
Beginning of year	—	4	4	$—	$191	$202
Conversion to common stock	—	(4)	—	—	(191)	(11)

End of year	—	—	4	$—	$—	$191

Common stock:
Beginning of year	1,612	1,603	1,590	$16	$16	$16
Stock options exercised and stock awards	12	9	13	—	—	—

End of year	1,624	1,612	1,603	$16	$16	$16

Treasury stock:
Beginning of year	(219)	(165)	(154)	$(7,610)	$(5,812)	$(5,620)
Purchase of treasury shares	(42)	(73)	(7)	(1,500)	(2,477)	(33)
Conversion of preference stock	—	17	1	—	583	35
Transfer from shares held in trust	—	—	(7)	—	—	(272)
Employee stock purchase plan issuances	2	2	2	80	96	78

End of year	(259)	(219)	(165)	$(9,030)	$(7,610)	$(5,812)

Guaranteed ESOP obligation:
Beginning of year				$—	$—	$(44)
Reduction of guaranteed ESOP obligation				—	—	44

End of year				$—	$—	$—

Shares held in trust:
Beginning of year	(2)	(2)	(9)	$(56)	$(56)	$(301)
Transfer to treasury stock	—	—	7	—	—	245

End of year	(2)	(2)	(2)	$(56)	$(56)	$(56)

Capital surplus:
Beginning of year				$27,198	$27,280	$26,832
Conversion of shares held in trust to treasury stock				—	—	27
Stock option activity and stock awards				384	291	392
Tax benefit on stock options and stock awards				28	19	53
Conversion of preference stock				—	(392)	(24)

End of year				$27,610	$27,198	$27,280

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Shares			Dollars
	Year Ended December 31,			Year Ended December 31,
In millions	2010	2009	2008	2010	2009	2008
Retained earnings:
Beginning of year				$16,355	$13,098	$10,287
Net income (excludes net loss attributable to noncontrolling interest of $3 in 2010)				3,427	3,696	3,212
Common stock dividends				(479)	(439)	(370)
Preference stock dividends				—	—	(14)
Tax benefit on preference stock dividends				—	—	1
Adoption of ASC 715-60 (formerly EITF 06-04 and 06-10)				—	—	(18)

End of year				$19,303	$16,355	$13,098

Accumulated other comprehensive loss:
Beginning of year				$(135)	$(143)	$(50)
Net cash flow hedges, net of income tax				(1)	1	3
Pension liability adjustment, net of income tax				(7)	7	(96)

End of year				$(143)	$(135)	$(143)

Total shareholders’ equity				$37,700	$35,768	$34,574

Comprehensive income:
Net income				$3,424	$3,696	$3,212
Net cash flow hedges, net of income tax				(1)	1	3
Pension liability adjustment, net of income tax				(7)	7	(96)

Comprehensive income				3,416	3,704	3,119
Comprehensive loss attributable to noncontrolling interest				3	—	—

Comprehensive income attributable to CVS Caremark				$3,419	$3,704	$3,119

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1	Significant Accounting Policies

Description of business - CVS Caremark Corporation and its subsidiaries (the “Company”) comprise the largest pharmacy health care provider (based on revenues and prescriptions filled) in the United States.

Pharmacy Services Segment (the “PSS”) - The PSS provides a full range of pharmacy benefit management services including mail order pharmacy services, specialty pharmacy services, plan design and administration, formulary management and claims processing. The Company’s clients are primarily employers, insurance companies, unions, government employee groups, managed care organizations and other sponsors of health benefit plans and individuals throughout the United States.

As a pharmacy benefits manager, the PSS manages the dispensing of pharmaceuticals through the Company’s mail order pharmacies and national network of approximately 65,000 retail pharmacies to eligible members in the benefits plans maintained by the Company’s clients and utilizes its information systems to perform, among other things, safety checks, drug interaction screenings and brand to generic substitutions.

The PSS’s specialty pharmacies support individuals that require complex and expensive drug therapies. The specialty pharmacy business includes mail order and retail specialty pharmacies that operate under the CVS Caremark® and CarePlus CVS/pharmacyTM names.

The PSS also provides health management programs, which include integrated disease management for 28 conditions, through Alere, L.L.C. and the Company’s Accordant® health management offering.

In addition, through the Company’s SilverScript Insurance Company (“SilverScript”) and Accendo Insurance Company (“Accendo”) subsidiaries, the PSS is a national provider of drug benefits to eligible beneficiaries under the Federal Government’s Medicare Part D program. The PSS acquired Accendo in the Longs Acquisition (defined later in Note 2), and, effective January 1, 2009, Accendo replaced RxAmerica® as the Medicare-approved prescription drug plan for the RxAmerica Medicare Part D drug benefit plans.

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

The pharmacy services business operates under the CVS Caremark Pharmacy Services®, Caremark®, CVS CaremarkTM , CarePlus CVS/pharmacy, CarePlusTM , RxAmerica®, Accordant® and TheraCom® names. As of December 31, 2010, the Pharmacy Services segment operated 44 retail specialty pharmacy stores, 18 specialty mail order pharmacies and four mail service pharmacies located in 25 states, Puerto Rico and the District of Columbia.

Retail Pharmacy Segment (the “RPS”) - The RPS sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, photo finishing, seasonal merchandise, greeting cards and convenience foods, through the Company’s CVS/pharmacy® and Longs Drugs® retail stores and online through CVS.com®.

The RPS also provides health care services through its MinuteClinic® health care clinics. MinuteClinics are staffed by nurse practitioners and physician assistants who utilize nationally recognized protocols to diagnose and treat minor health conditions, perform health screenings, monitor chronic conditions and deliver vaccinations.

As of December 31, 2010, the retail pharmacy business included 7,182 retail drugstores (of which 7,123 operated a pharmacy) located in 41 states the District of Columbia and Puerto Rico operating primarily under the

Notes to Consolidated Financial Statements (continued)

CVS/ pharmacy name, the online retail website, CVS.com and 560 retail health care clinics operating under the MinuteClinic name (of which 550 were located in CVS/pharmacy stores).

Corporate Segment - The Corporate segment provides management and administrative services to support the Company. The Corporate segment consists of certain aspects of the Company’s executive management, corporate relations, legal, compliance, human resources, corporate information technology and finance departments.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its majority owned subsidiaries. All intercompany balances and transactions have been eliminated.

Reclassifications - Certain reclassifications have been made to the 2009 and 2008 consolidated financial statements to conform to the current year presentation.

Fiscal Year Change - On December 23, 2008, the Board of Directors of the Company approved a change in the Company’s fiscal year end from the Saturday nearest December 31 of each year to December 31 of each year to better reflect the Company’s position in the health care, rather than the retail, industry. The fiscal year change was effective beginning with the fourth quarter of fiscal 2008.

Following is a summary of the impact of the fiscal year change:

Fiscal Year	Fiscal Year-End	Fiscal Period	Fiscal Period Includes

2010	December 31, 2010	January 1, 2010 - December 31, 2010	365 days

2009	December 31, 2009	January 1, 2009 - December 31, 2009	365 days

2008	December 31, 2008	December 30, 2007 - December 31, 2008	368 days

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

Cash and cash equivalents - Cash and cash equivalents consist of cash and temporary investments with maturities of three months or less when purchased. The Company invests in short-term money market funds,

Notes to Consolidated Financial Statements (continued)

commercial paper, time deposits, as well as other debt securities that are classified as cash and cash equivalents within the accompanying consolidated balance sheets, as these funds are highly liquid and readily convertible to known amounts of cash. These investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

Short-term investments - The Company’s short-term investments consist of certificate of deposits with initial maturities of greater than three months when purchased. These investments, which were classified as available-for-sale within Level 1 of the fair value hierarchy, were carried at historical cost, which approximated fair value at December 31, 2010 and 2009.

Fair value of financial instruments - As of December 31, 2010, the Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and short-term debt. Due to the short-term nature of these instruments, the Company’s carrying value approximates fair value. The carrying amount and estimated fair value of long-term debt was $9.8 billion and $10.5 billion, respectively, as of December 31, 2010. The fair value of long-term debt was estimated based on rates currently offered to the Company for debt with similar terms and maturities. The Company had outstanding letters of credit, which guaranteed foreign trade purchases, with a fair value of $6 million and $9 million as of December 31, 2010 and 2009, respectively. There were no outstanding investments in derivative financial instruments as of December 31, 2010 and 2009.

Accounts receivable - Accounts receivable are stated net of an allowance for doubtful accounts. The accounts receivable balance primarily includes trade amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies), clients and members, as well as vendors and manufacturers.

The activity in the allowance for doubtful trade accounts receivable is as follows:

	Fiscal Year Ended December 31,
In millions	2010	2009	2008
Opening balance	$224	$189	$108
Additions charged to bad debt expense	73	135	121
Write-offs charged to allowance	(115)	(100)	(40)

Ending balance	$182	$224	$189

Inventories - Inventories are stated at the lower of cost or market on a first-in, first-out basis using the retail method of accounting to determine cost of sales and inventory in the Company’s CVS/pharmacy stores, weighted average cost to determine cost of sales and inventory in the Company’s mail service and specialty pharmacies and the cost method of accounting on a first-in, first-out basis to determine inventory in the Company’s distribution centers. Physical inventory counts are taken on a regular basis in each store and a continuous cycle count process is the primary procedure used to validate the inventory balances on hand in each distribution center and mail facility to ensure that the amounts reflected in the accompanying consolidated financial statements are properly stated. During the interim period between physical inventory counts, the Company accrues for anticipated physical inventory losses on a location-by-location basis based on historical results and current trends.

Property and equipment - Property, equipment and improvements to leased premises are depreciated using the straight-line method over the estimated useful lives of the assets, or when applicable, the term of the lease, whichever is shorter. Estimated useful lives generally range from 10 to 40 years for buildings, building improvements and leasehold improvements and 3 to 10 years for fixtures, equipment and internally developed

Notes to Consolidated Financial Statements (continued)

software. Repair and maintenance costs are charged directly to expense as incurred. Major renewals or replacements that substantially extend the useful life of an asset are capitalized and depreciated. Application development stage costs for significant internally developed software projects are capitalized and depreciated.

The following are the components of property and equipment at December 31:

In millions	2010	2009
Land	$1,247	$1,076
Building and improvements	2,265	2,020
Fixtures and equipment	7,148	6,322
Leasehold improvements	2,866	2,673
Software	757	853

	14,283	12,944
Accumulated depreciation and amortization	(5,961)	(5,021)

	$8,322	$7,923

The gross amount of property and equipment under capital leases was $191 million as of December 31, 2010 and 2009, respectively.

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

Impairment of long-lived assets - The Company groups and evaluates fixed and finite-lived intangible assets, excluding goodwill, for impairment at the lowest level at which individual cash flows can be identified. When evaluating assets for potential impairment, the Company first compares the carrying amount of the asset group to the estimated future cash flows associated with the asset group (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset group, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset group to the asset group’s estimated future cash flows (discounted and with interest charges). If required, an impairment loss is recorded for the portion of the asset group’s carrying value that exceeds the asset group’s estimated future cash flows (discounted and with interest charges).

Redeemable noncontrolling interest - The Company has an approximately 60% ownership interest in Generation Health, Inc. (“Generation Health”) and consolidates Generation Health in its consolidated financial statements. The noncontrolling shareholders of Generation Health hold put rights for the remaining interest in Generation Health that if exercised would require the Company to purchase the remaining interest in Generation Health in 2015 for a minimum of $27 million and a maximum of $159 million, depending on certain financial metrics of Generation Health in 2014. Since the noncontrolling shareholders of Generation Health have a redemption feature as a result of the put right, the Company has classified the redeemable noncontrolling interest in Generation Health in the mezzanine section of the consolidated balance sheet outside of shareholders’ equity. The Company initially recorded the redeemable noncontrolling interest at a fair value of $37 million on the date of acquisition. At the end of each reporting period, if the estimated accreted redemption value exceeds the carrying value of the noncontrolling interest, the difference is recorded as a reduction of retained earnings. Any such reductions in retained earnings would also reduce income attributable to CVS Caremark in the Company’s earnings per share calculations.

Notes to Consolidated Financial Statements (continued)

The following is a reconciliation of the changes in the redeemable noncontrolling interest:

In millions	2010	2009
Beginning balance	$37	$—
Acquisition of Generation Health	—	37
Net loss attributable to noncontrolling interest	(3)	—

Ending balance	$34	$37

Revenue Recognition:

Pharmacy Services Segment - The PSS sells prescription drugs directly through its mail service pharmacies and indirectly through its retail pharmacy network. The PSS recognizes revenues from prescription drugs sold by its mail service pharmacies and under retail pharmacy network contracts where the PSS is the principal using the gross method at the contract prices negotiated with its clients. Net revenue from the PSS includes: (i) the portion of the price the client pays directly to the PSS, net of any volume-related or other discounts paid back to the client (see “Drug Discounts” later in this document), (ii) the price paid to the PSS (“Mail Co-Payments”) or a third party pharmacy in the PSS’ retail pharmacy network (“Retail Co-Payments”) by individuals included in its clients’ benefit plans and (iii) administrative fees for retail pharmacy network contracts where the PSS is not the principal as discussed below.

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

•

Revenues generated from prescription drugs sold by third party pharmacies in the PSS’ retail pharmacy network and associated administrative fees are recognized at the PSS’ point-of-sale, which is when the claim is adjudicated by the PSS’ online claims processing system.

The PSS determines whether it is the principal or agent for its retail pharmacy network transactions on a contract by contract basis. In the majority of its contracts, the PSS has determined it is the principal due to it: (i) being the primary obligor in the arrangement, (ii) having latitude in establishing the price, changing the product or performing part of the service, (iii) having discretion in supplier selection, (iv) having involvement in the determination of product or service specifications and (v) having credit risk. The PSS’ obligations under its client contracts for which revenues are reported using the gross method are separate and distinct from its obligations to the third party pharmacies included in its retail pharmacy network contracts. Pursuant to these contracts, the PSS is contractually required to pay the third party pharmacies in its retail pharmacy network for products sold, regardless of whether the PSS is paid by its clients. The PSS’ responsibilities under its client contracts typically include validating eligibility and coverage levels, communicating the prescription price and the co-payments due to the third party retail pharmacy, identifying possible adverse drug interactions for the pharmacist to address with the physician prior to dispensing, suggesting clinically appropriate generic alternatives where appropriate and approving the prescription for dispensing. Although the PSS does not have credit risk with respect to Retail Co-Payments, management believes that all of the other indicators of gross revenue reporting are present. For contracts under which the PSS acts as an agent, the PSS records revenues using the net method.

Notes to Consolidated Financial Statements (continued)

Drug Discounts - The PSS deducts from its revenues any rebates, inclusive of discounts and fees, earned by its clients. The PSS pays rebates to its clients in accordance with the terms of its client contracts, which are normally based on fixed rebates per prescription for specific products dispensed or a percentage of manufacturer discounts received for specific products dispensed. The liability for rebates due to the PSS’ clients is included in “Claims and discounts payable” in the accompanying consolidated balance sheets.

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

In addition to these premiums, the PSS’ net revenues include co-payments, deductibles and co-insurance (collectively, the “Member Co-Payments”) related to PDP members’ actual prescription claims. In certain cases, CMS subsidizes a portion of these Member Co-Payments and pays the PSS an estimated prospective Member Co-Payment subsidy amount each month. The prospective Member Co-Payment subsidy amounts received from CMS are also included in the PSS’ net revenues. The Company assumes no risk for these amounts, which represented 2.6%, 3.5% and 1.3% of consolidated net revenues in 2010, 2009 and 2008, respectively. If the prospective Member Co-Payment subsidies received differ from the amounts based on actual prescription claims, the difference is recorded in either accounts receivable or accrued expenses.

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

Cost of revenues:

Pharmacy Services Segment - The PSS’ cost of revenues includes: (i) the cost of prescription drugs sold during the reporting period directly through its mail service pharmacies and indirectly through its retail pharmacy network, (ii) shipping and handling costs and (iii) the operating costs of its mail service pharmacies and client service operations and related information technology support costs including depreciation and amortization. The cost of prescription drugs sold component of cost of revenues includes: (i) the cost of the prescription drugs purchased from manufacturers or distributors and shipped to members in clients’ benefit plans from the PSS’ mail service pharmacies, net of any volume-related or other discounts (see “Drug Discounts” previously in this document) and (ii) the cost of prescription drugs sold (including Retail Co-Payments) through the PSS’ retail pharmacy network under contracts where it is the principal, net of any volume-related or other discounts.

Retail Pharmacy Segment - The RPS’ cost of revenues includes: the cost of merchandise sold during the reporting period and the related purchasing costs, warehousing and delivery costs (including depreciation and amortization) and actual and estimated inventory losses. See Note 13 for additional information about the cost of revenues of the Company’s business segments.

Notes to Consolidated Financial Statements (continued)

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

Retail Pharmacy Segment - Vendor allowances received by the RPS reduce the carrying cost of inventory and are recognized in cost of revenues when the related inventory is sold, unless they are specifically identified as a reimbursement of incremental costs for promotional programs and/or other services provided. Amounts that are directly linked to advertising commitments are recognized as a reduction of advertising expense (included in operating expenses) when the related advertising commitment is satisfied. Any such allowances received in excess of the actual cost incurred also reduce the carrying cost of inventory. The total value of any upfront payments received from vendors that are linked to purchase commitments is initially deferred. The deferred amounts are then amortized to reduce cost of revenues over the life of the contract based upon purchase volume. The total value of any upfront payments received from vendors that are not linked to purchase commitments is also initially deferred. The deferred amounts are then amortized to reduce cost of revenues on a straight-line basis over the life of the related contract. The total amortization of these upfront payments was not material to the accompanying consolidated financial statements.

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

Facility opening and closing costs - New facility opening costs, other than capital expenditures, are charged directly to expense when incurred. When the Company closes a facility, the present value of estimated unrecoverable costs, including the remaining lease obligation less estimated sublease income and the book value of abandoned property and equipment, are charged to expense. The long-term portion of the lease obligations associated with facility closings was $368 million and $424 million in 2010 and 2009, respectively.

Advertising costs - Advertising costs are expensed when the related advertising takes place. Advertising costs, net of vendor funding (included in operating expenses), were $234 million, $317 million and $324 million in 2010, 2009 and 2008, respectively.

Interest expense, net - Interest expense, net of capitalized interest, was $539 million, $530 million and $530 million, and interest income was $3 million, $5 million and $21 million in 2010, 2009 and 2008, respectively. Capitalized interest totaled $47 million, $39 million and $28 million in 2010, 2009 and 2008, respectively.

Notes to Consolidated Financial Statements (continued)

Shares held in trust - The Company maintains grantor trusts, which held approximately 2 million shares of its common stock at December 31, 2010 and 2009. These shares are designated for use under various employee compensation plans. Since the Company holds these shares, they are excluded from the computation of basic and diluted shares outstanding.

Accumulated other comprehensive loss - Accumulated other comprehensive loss consists of changes in the net actuarial gains and losses associated with pension and other postretirement benefit plans, and unrealized losses on derivatives. The amount included in accumulated other comprehensive loss related to the Company’s pension and postretirement plans was $217 million pre-tax ($132 million after-tax) as of December 31, 2010 and $203 million pre-tax ($125 million after-tax) as of December 31, 2009. The net impact on cash flow hedges totaled $18 million pre-tax ($11 million after-tax) and $15 million pre-tax ($10 million after-tax) as of December 31, 2010 and 2009, respectively.

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

Loss from discontinued operations - In connection with certain business dispositions completed between 1991 and 1997, the Company continues to guarantee store lease obligations for a number of former subsidiaries, including Linens ‘n Things. On May 2, 2008, Linens Holding Co. and certain affiliates, which operate Linens ‘n Things, filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The Company’s loss from discontinued operations includes lease related costs of $15 million ($24 million, net of a $9 million income tax benefit), $12 million ($19 million, net of a $7 million income tax benefit) and $132 million ($214 million, net of an $82 million income tax benefit) for the years ended December 31, 2010, 2009 and 2008, respectively, associated with the Linens ‘n Things lease guarantee’s.

Earnings per common share - Basic earnings per common share is computed by dividing: (i) net earnings, after deducting the after-tax Employee Stock Ownership Plan (“ESOP”) preference dividends, by (ii) the weighted average number of common shares outstanding during the year (the “Basic Shares”).

When computing diluted earnings per common share for fiscal year 2008, the Company assumed that the ESOP preference stock was converted into common stock and all dilutive stock awards were exercised. After the assumed ESOP preference stock conversion, the ESOP Trust would hold common stock rather than ESOP preference stock and would receive common stock dividends ($0.25800 per share in 2008) rather than ESOP preference stock dividends ($3.90 per share). Since the ESOP Trust used the dividends it received to service its debt, the Company had to increase its contribution to the ESOP Trust to compensate it for the lower dividends. This additional contribution reduced the Company’s net earnings, which in turn, reduced the amounts that would be accrued under the Company’s incentive compensation plans.

Notes to Consolidated Financial Statements (continued)

Diluted earnings per common share is computed by dividing: (i) net income attributable to CVS Caremark, after accounting for the difference between the dividends on the ESOP preference stock and common stock and after making adjustments for the incentive compensation plans, by (ii) Basic Shares plus the additional shares that would be issued assuming that all dilutive stock awards are exercised and the ESOP preference stock is converted into common stock. Options to purchase 34.3 million, 37.7 million and 20.9 million shares of common stock were outstanding as of December 31, 2010, 2009 and 2008, respectively, but were not included in the calculation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive. See Note 8 for additional information about the ESOP.

Recently Adopted Accounting Pronouncements

Effective January 1, 2009, the Company adopted Accounting Standards Codification (“ASC”) 805 Business Combinations (“ASC 805”) (formerly Statement of Financial Accounting Standard (“SFAS”) No. 141 (R), “Business Combinations”). ASC 805 establishes the principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. The guidance also establishes disclosure requirements that will enable users to evaluate the nature and financial effects of business combinations. ASC 805 requires that income tax benefits related to business combinations that are not recorded at the date of acquisition are recorded as an income tax benefit in the statement of income when subsequently recognized. Previously, unrecognized income tax benefits related to business combinations were recorded as an adjustment to the purchase price allocation when recognized. The Company recognized approximately $34 million and $147 million of previously unrecognized income tax benefits related to business combinations (after considering the federal benefit of state taxes), plus interest, due to the expiration of various statutes of limitation and settlements with tax authorities in 2010 and 2009, respectively. As of December 31, 2010 and 2009, the Company had approximately $10 million and $20 million, respectively, of unrecognized tax benefits (after considering the federal benefit of state taxes), plus interest, related to business combinations that would have been treated as an adjustment to the purchase price allocation if they would have been recognized under the previous business combination guidance.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance that amends ASC 810 Consolidations (formerly SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)”). The amendment requires a company to analyze whether its interest in a variable interest entity (“VIE”) gives it a controlling financial interest. The determination of whether a company is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and a company’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. Additional disclosures are required to identify a company’s involvement with the VIE and any significant changes in risk exposure due to such involvement. The amendment is effective for all new and existing VIEs as of the beginning of the first fiscal year that begins after November 15, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) expanded fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The adoption of this standard did not have a material impact on the Company’s consolidated results of operations, financial position or cash flows.

Notes to Consolidated Financial Statements (continued)

Recently Proposed Accounting Standard Update

In August 2010, the FASB issued a proposed accounting standard update on lease accounting that would require entities to recognize assets and liabilities arising from lease contracts on the balance sheet. The proposed accounting standard update states that lessees and lessors should apply a “right-of-use model” in accounting for all leases. Under the proposed model, lessees would recognize an asset for the right to use the leased asset, and a liability for the obligation to make rental payments over the lease term. The lease term is defined as the longest possible term that is “more likely than not” to occur. The accounting by a lessor would reflect its retained exposure to the risks or benefits of the underlying leased asset. A lessor would recognize an asset representing its right to receive lease payments based on the expected term of the lease. Comments on this exposure draft were due December 15, 2010 and the final standard is expected to be issued sometime in 2011. While the Company believes that the proposed standard, as currently drafted, will likely have a material impact on its reported financial position and reported results of operations, it will not have a material impact on its liquidity; however, until the proposed standard is finalized, such evaluation cannot be completed.

2	Business Combinations

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

Effective December 30, 2009, the Company acquired an approximately 60% interest in Generation Health, a genetic benefit management company for approximately $34 million in cash and issued certain put rights to the remaining noncontrolling shareholders. The put rights allow the noncontrolling shareholders to require the Company to buy their shares for cash in the future, depending on certain financial metrics of Generation Health. The fair value of the redeemable noncontrolling interest including put rights on the date of acquisition was approximately $37 million which was determined using inputs classified as Level 3 in the fair value hierarchy. The Company’s results of operations and cash flows include the Generation Health acquisition beginning December 30, 2009.

3	Goodwill and Other Intangibles

Goodwill and other indefinitely-lived assets are not amortized, but are subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate impairment may exist.

When evaluating goodwill for potential impairment, the Company first compares the fair value of its two reporting units, the PSS and RPS, to their respective carrying amounts. The Company estimates the fair value of its reporting units using a combination of a future discounted cash flow valuation model and a comparable market transaction model. As the Company utilizes internal financial projections for the determination of future cash flows, the fair value methodology is considered to use inputs classified as Level 3 in the fair value hierarchy. If the estimated fair value of the reporting unit is less than its carrying amount, an impairment loss calculation is prepared. The impairment loss calculation compares the implied fair value of a reporting unit’s goodwill with the carrying amount of its goodwill. If the carrying amount of the goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to the excess. During the third quarter of 2010, the Company performed its required annual goodwill impairment tests. The Company concluded there were no goodwill impairments as of the testing date. The carrying amount of goodwill was $25.7 billion as of December 31, 2010 and 2009.

Indefinitely-lived intangible assets are tested for impairment by comparing the estimated fair value of the asset to its carrying value. The Company estimates the fair value of its indefinitely-lived trademark using the relief from

Notes to Consolidated Financial Statements (continued)

royalty method under the income approach. As this method of estimating fair value utilizes internal financial projections for determination of future cash flows, the fair value methodology is considered to use inputs classified as Level 3 in the fair value hierarchy. If the carrying value of the asset exceeds its estimated fair value, an impairment loss is recognized and the asset is written down to its estimated fair value. During the third quarter of 2010, the Company performed its annual impairment test of the indefinitely-lived trademark and concluded there was no impairment as of the testing date. The carrying amount of indefinitely-lived assets was $6.4 billion as of December 31, 2010 and 2009. Intangible assets with finite useful lives are amortized over their estimated useful lives.

The Company amortizes intangible assets with finite lives over the estimated useful lives of the respective assets, which have a weighted average useful life of 13.3 years. The weighted average useful lives of the Company’s customer contracts and relationships and covenants not to compete are 12.9 years. The weighted average of the Company’s favorable leases and other intangible assets are 16.3 years. Amortization expense for intangible assets totaled $427 million, $430 million and $405 million in 2010, 2009 and 2008, respectively. The anticipated annual amortization expense for these intangible assets is $419 million in 2011, $399 million in 2012, $376 million in 2013, $344 million in 2014 and $316 million in 2015.

The following table is a summary of the Company’s intangible assets as of December 31:

	2010			2009
In millions	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademarks (indefinitely-lived)	$6,398	$—	$6,398	$6,398	$—	$6,398
Customer contracts and relationships and covenants not to compete	4,903	(1,982)	2,921	4,828	(1,604)	3,224
Favorable leases and other	762	(297)	465	756	(251)	505

	$12,063	$(2,279)	$9,784	$11,982	$(1,855)	$10,127

4	Share Repurchase Programs

On June 14, 2010, the Company’s Board of Directors authorized a new share repurchase program for up to $2.0 billion of outstanding common stock (the “2010 Repurchase Program”). The share repurchase authorization, which was effective immediately and expires at the end of 2011, permits the Company to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions. The share repurchase program may be modified, extended or terminated by the Board of Directors at any time. The Company did not make any share repurchases under the 2010 Repurchase Program through December 31, 2010.

On November 4, 2009, the Company’s Board of Directors authorized, effective immediately, a share repurchase program for up to $2.0 billion of its outstanding common stock (the “2009 Repurchase Program”). From November 4, 2009 through December 31, 2009, the Company repurchased 16.1 million shares of common stock for approximately $500 million under the 2009 Repurchase Program. During the year ended December 31, 2010, the Company repurchased 42.4 million shares of common stock for approximately $1.5 billion completing the 2009 Repurchase Program.

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

Notes to Consolidated Financial Statements (continued)

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

5	Borrowing and Credit Agreements

The following table is a summary of the Company’s borrowings as of December 31:

In millions	2010	2009
Commercial paper	$300	$315
Floating rate notes due 2010	—	350
Floating rate notes due 2010	—	1,750
5.75% senior notes due 2011	800	800
Floating rate note due 2011(1)	300	300
4.875% senior notes due 2014	550	550
3.250% senior notes due 2015	550	—
6.125% senior notes due 2016	700	700
5.75% senior notes due 2017	1,750	1,750
6.60% senior notes due 2019	1,000	1,000
4.75% senior notes due 2020	450	—
6.25% senior notes due 2027	1,000	1,000
6.125% note due 2039	1,500	1,500
6.302% Enhanced Capital Advantage Preferred Securities(2)	1,000	1,000
Mortgage notes payable	6	6
Capital lease obligations	151	154

	10,057	11,175
Less:
Short-term debt (commercial paper)	(300)	(315)
Current portion of long-term debt	(1,105)	(2,104)

	$8,652	$8,756

(1)	As of December 31, 2010, the interest rate for the Company’s floating rate note due in 2011 was 1.663%.
(2)	The Enhanced Capital Advantaged Preferred Securities (“ECAPS”) are due June 1, 2062, and bear interest at 6.302% per year until June 1, 2012 at which time they will pay interest based on a floating rate. The ECAPS pay interest semi-annually and may be redeemed at any time, in whole or in part at a defined redemption price plus accrued interest.

In connection with its commercial paper program, the Company maintains a $1.4 billion, five-year unsecured back-up credit facility, which expires on May 12, 2011, a $1.3 billion, five-year unsecured back-up credit facility, which expires on March 12, 2012, and a $1.0 billion, three-year unsecured back-up credit facility which expires on May 27, 2013. The credit facilities allow for borrowings at various rates depending on the Company’s public debt ratings and require the Company to pay a quarterly facility fee of 0.1%, regardless of usage. As of December 31, 2010, the Company had no outstanding borrowings against the back-up credit facilities. The weighted average interest rate for short-term debt was 0.40% as of December 31, 2010 and 0.31% as of December 31, 2009.

Notes to Consolidated Financial Statements (continued)

On May 13, 2010, the Company issued $550 million of 3.25% unsecured senior notes due May 18, 2015 and issued $450 million of 4.75% unsecured senior notes due May 18, 2020 (collectively, the “2010 Notes”) for total proceeds of $991 million, which was net of discounts and underwriting fees. The 2010 Notes pay interest semiannually and may be redeemed, in whole at any time, or in part from time to time, at the Company’s option at a defined redemption price plus accrued and unpaid interest to the redemption date. The net proceeds of the 2010 Notes were used to repay a portion of the Company’s outstanding commercial paper borrowings, certain other corporate debt and for general corporate purposes.

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

On July 1, 2009, the Company issued a $300 million unsecured floating rate senior note due January 30, 2011 (the “2009 Floating Rate Note”). The 2009 Floating Rate Note pays interest quarterly. The net proceeds from the 2009 Floating Rate Note were used for general corporate purposes.

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

On September 10, 2008, the Company issued $350 million of floating rate senior notes due September 10, 2010 (the “2008 Notes”). The 2008 Notes pay interest quarterly. The net proceeds from the 2008 Notes were used to fund a portion of the Longs Acquisition.

The credit facilities, back-up credit facilities, unsecured senior notes and ECAPS contain customary restrictive financial and operating covenants. The covenants do not materially affect the Company’s financial or operating flexibility.

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2010 are $1.1 billion in 2011, $2 million in 2012, $1 million in 2013, $550 million in 2014, and $550 million in 2015.

6	Leases

The Company leases most of its retail and mail order locations, ten of its distribution centers and certain corporate offices under non-cancelable operating leases, with initial terms of 15 to 25 years and with options that permit renewals for additional periods. The Company also leases certain equipment and other assets under noncancelable operating leases, with initial terms of 3 to 10 years. Minimum rent is expensed on a straight-line basis over the term of the lease. In addition to minimum rental payments, certain leases require additional payments based on sales volume, as well as reimbursement for real estate taxes, common area maintenance and insurance, which are expensed when incurred.

Notes to Consolidated Financial Statements (continued)

The following table is a summary of the Company’s net rental expense for operating leases for the respective years:

In millions	2010	2009	2008
Minimum rentals	$2,001	$1,857	$1,691
Contingent rentals	53	61	58

	2,054	1,918	1,749
Less: sublease income	(19)	(19)	(25)

	$2,035	$1,899	$1,724

The following table is a summary of the future minimum lease payments under capital and operating leases as of December 31, 2010:

In millions	Capital Leases	Operating Leases(1)
2011	$19	$2,013
2012	19	2,096
2013	19	1,992
2014	19	1,788
2015	20	1,724
Thereafter	244	17,190

Total future lease payments	340	$26,803

Less: imputed interest	(189)

Present value of capital lease obligations	$151

(1)	Future operating lease payments have not been reduced by minimum sublease rentals of $266 million due in the future under noncancelable subleases.

The Company finances a portion of its store development program through sale-leaseback transactions. The properties are generally sold at net book value, which generally approximates fair value, and the resulting leases qualify and are accounted for as operating leases. The operating leases that resulted from these transactions are included in the above table. The Company does not have any retained or contingent interests in the stores and does not provide any guarantees, other than a guarantee of lease payments, in connection with the sale-leaseback transactions. Proceeds from sale-leaseback transactions totaled $507 million in 2010, $1.6 billion in 2009 and $204 million in 2008.

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

Notes to Consolidated Financial Statements (continued)

The Company has recorded estimates of various assets and liabilities arising from its participation in the Medicare Part D program based on information in its claims management and enrollment systems. Significant estimates arising from its participation in this program include: (i) estimates of low-income cost subsidy and reinsurance amounts ultimately payable to or receivable from CMS based on a detailed claims reconciliation that will occur in 2011; (ii) an estimate of amounts receivable from or payable to CMS under a risk-sharing feature of the Medicare Part D program design, referred to as the risk corridor and (iii) estimates for claims that have been reported and are in the process of being paid or contested and for our estimate of claims that have been incurred but have not yet been reported.

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

As of December 31, 2010 and 2009, no shares of ESOP Preference Stock were outstanding and allocated to plan participants. On January 30, 2009, pursuant to the Company’s Amended and Restated Certificate of Incorporation (the “Charter”), the Company informed the trustee of the ESOP Trust of its intent to redeem for cash all of the outstanding shares of ESOP Preference Stock on February 24, 2009 (the “Redemption Date”). Under the Charter, at any time prior to the Redemption Date, the trustee had the right to convert the ESOP Preference Stock into shares of the Company’s Common Stock. The conversion rate at the time of the notice was 4.628 shares of Common Stock for each share of ESOP Preference Stock. The trustee exercised its right of conversion on February 23, 2009, and all outstanding shares of ESOP Preference Stock were converted into Common Stock.

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

Notes to Consolidated Financial Statements (continued)

At the participant’s option, account balances, including the Company’s matching contribution, can be moved without restriction among various investment options, including the Company’s common stock. The Company also maintains a nonqualified, unfunded Deferred Compensation Plan for certain key employees. This plan provides participants the opportunity to defer portions of their eligible compensation and receive matching contributions equivalent to what they could have received under the CVS Caremark 401(k) and Employee Stock Ownership Plan absent certain restrictions and limitations under the Internal Revenue Code. The Company’s contributions under the above defined contribution plans totaled $186 million, $173 million and $117 million in 2010, 2009 and 2008, respectively.

Other Postretirement Benefits

The Company provides postretirement health care and life insurance benefits to certain retirees who meet eligibility requirements. The Company’s funding policy is generally to pay covered expenses as they are incurred. For retiree medical plan accounting, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. As of December 31, 2010 and 2009, the Company’s postretirement medical plans have an accumulated postretirement benefit obligation of $17 million. Net periodic benefit costs related to these postretirement medical plans were approximately $1 million for 2010, 2009 and 2008, respectively.

Pension Plans

The Company sponsors nine defined benefit pension plans that cover certain full-time employees. Three of the plans are tax-qualified plans that are funded based on actuarial calculations and applicable federal laws and regulations. The other six plans are unfunded nonqualified supplemental retirement plans. All of the plans were frozen in prior periods, except one of the nonqualified plans.

As of December 31, 2010, the Company’s pension plans had a projected benefit obligation of $659 million and plan assets of $426 million. As of December 31, 2009, the Company’s pension plans had a projected benefit obligation of $612 million and plan assets of $372 million. Net periodic pension costs related to these pension plans were $36 million, $16 million and $9 million in 2010, 2009 and 2008, respectively. The net periodic pension costs for 2010 includes settlements of $12 million.

The discount rate is determined by examining the current yields observed on the measurement date of fixed-interest, high quality investments expected to be available during the period to maturity of the related benefits on a plan by plan basis. The discount rate for the plans was 5.5% in 2010 and 6.0% in 2009. The expected long-term rate of return on plan assets is determined by using the plan’s target allocation and historical returns for each asset class on a plan by plan basis. The expected long-term rate of return for all plans was 7.25% in 2010 and 8.5% in 2009 and 2008.

Historically, the Company used an investment strategy, which emphasized equities in order to produce higher expected returns, and in the long run, lower expected expense and cash contribution requirements. The qualified pension plan asset allocation targets were 60% equity and 40% fixed income. As the result of a detailed asset liability study performed during 2009, the Company revised the pension plan target asset allocation to 50% equity and 50% fixed income with the transition to the new targets to begin during 2010.

As of December 31, 2010, the Company’s qualified defined benefit pension plan assets consisted of 57% equity, 42% fixed income, and 1% money market securities of which 71% were classified as Level 1 and 29% as Level 2 in the fair value hierarchy. The Company’s qualified defined benefit pension plan assets as of December 31, 2009 consisted of 64% equity, 35% fixed income, and 1% money market securities of which 67% were classified as Level 1 and 33% as Level 2 in the fair value hierarchy.

Notes to Consolidated Financial Statements (continued)

The Company contributed $65 million, $50 million and $8 million to the pension plans during 2010, 2009 and 2008, respectively. The Company plans to make approximately $90 million in contributions to the pension plans during 2011.

Pursuant to various labor agreements, the Company is also required to make contributions to certain union-administered pension and health and welfare plans that totaled $58 million, $57 million and $49 million in 2010, 2009 and 2008, respectively.

10	Stock Incentive Plans

Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable requisite service period of the stock award (generally three to five years) using the straight-line method. Stock-based compensation costs are included in selling, general and administrative expenses.

Compensation expense related to stock options, which includes the 1999 Employee Stock Purchase Plan (the “1999 ESPP”) and the 2007 Employee Stock Purchase Plan (the “2007 ESPP” and collectively, the “ESPP”) totaled $127 million, $136 million and $106 million for 2010, 2009 and 2008, respectively. The recognized tax benefit was $42 million, $45 million and $33 million for 2010, 2009 and 2008, respectively. Compensation expense related to restricted stock awards totaled $23 million, $29 million and $19 million for 2010, 2009 and 2008, respectively.

The 1999 ESPP provides for the purchase of up to 15 million shares of common stock. As a result of the 1999 ESPP not having sufficient shares available for the program to continue beyond 2007, the Board of Directors adopted, and shareholders approved, the 2007 ESPP. Under the 2007 ESPP, eligible employees may purchase common stock at the end of each six-month offering period, at a purchase price equal to 85% of the lower of the fair market value on the first day or the last day of the offering period and provides for the purchase of up to 15 million shares of common stock. During 2010, 3 million shares of common stock were purchased, under the provisions of the 2007 ESPP, at an average price of $25.97 per share. As of December 31, 2010, 15 million and 7 million shares of common stock have been issued under the 1999 ESPP and 2007 ESPP, respectively.

The fair value of stock-based compensation associated with the Company’s ESPP is estimated on the date of grant (i.e., the beginning of the offering period) using the Black-Scholes Option Pricing Model.

The following table is a summary of the assumptions used to value the ESPP awards for each of the respective periods:

	2010	2009	2008
Dividend yield (1)	0.57%	0.50%	0.32%
Expected volatility(2)	32.58%	48.89%	25.22%
Risk-free interest rate(3)	0.21%	0.31%	2.75%
Expected life (in years)(4)	0.5	0.5	0.5
Weighted-average grant date fair value	$7.31	$8.51	$8.73

(1)	The dividend yield is calculated based on semi-annual dividends paid and the fair market value of the Company’s stock at the grant date.

(2)	The expected volatility is based on the historical volatility of the Company’s daily stock market prices over the previous six month period.

(3)	The risk-free interest rate is based on the Treasury constant maturity interest rate whose term is consistent with the expected term of ESPP options (i.e., 6 months).

(4)	The expected life is based on the semi-annual purchase period.

Notes to Consolidated Financial Statements (continued)

In 2007, the Board of Directors adopted and shareholders approved the 2007 Incentive Plan. The terms of the 2007 Incentive Plan provide for grants of annual incentive and long-term performance awards to executive officers and other officers and employees of the Company or any subsidiary of the Company. The payment of such annual incentive and long-term performance awards will be in cash, stock, other awards or other property, in the discretion of the Management Planning and Development Committee of the Company’s Board of Directors, with any payment in stock to be pursuant to the Company’s 1997 Incentive Compensation Plan (the “1997 ICP”).

The Company’s 1997 ICP provided for the granting of up to 153 million shares of common stock in the form of stock options and other awards to selected officers, employees and directors of the Company. The 1997 ICP allowed for up to 7 million restricted shares to be issued. The Company’s restricted awards are considered non-vested share awards and require no payment from the employee. Compensation cost is recorded based on the market price on the grant date and is recognized on a straight-line basis over the requisite service period.

In May 2010, the Company’s Board of Directors adopted and the shareholders approved the 2010 Incentive Compensation Plan (the “2010 ICP”). The 2010 ICP allows for a maximum of 74 million shares to be reserved and available for grants, plus the number of shares subject to awards under the Company’s 1997 ICP which become available due to cancellation or forfeiture. Following approval and adoption of the 2010 ICP, no new grants can be made under the 1997 ICP. The 2010 ICP is the only compensation plan under which the Company grants stock options, restricted stock and other stock-based awards to its employees, with the exception of the Company’s 2007 ESPP. As of December 31, 2010, there were 72 million shares available for future grants under the 2010 ICP.

The Company granted 1,095,000, 1,284,000 and 1,274,000 restricted stock units with a weighted average fair value of $35.25, $27.77 and $40.70 in 2010, 2009 and 2008, respectively. As of December 31, 2010, there was $34 million of total unrecognized compensation costs related to the restricted stock units that are expected to vest. These costs are expected to be recognized over a weighted-average period of 1.80 years.

The following table is a summary of the restricted unit and restricted share award activity under the ICPs as of December 31:

	2010		2009
Units in thousands	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value
Nonvested at beginning of year	3,347	$32.90	4,052	$31.88
Granted	1,095	35.25	1,284	27.77
Vested	(1,618)	32.35	(1,807)	26.49
Forfeited	(136)	33.58	(182)	37.55

Nonvested at end of year	2,688	$34.16	3,347	$32.90

All grants under the 2010 ICP are awarded at fair market value on the date of grant. The fair value of stock options is estimated using the Black-Scholes Option Pricing Model and stock-based compensation is recognized on a straight-line basis over the requisite service period. Options granted prior to 2004 generally become exercisable over a four-year period from the grant date and expire ten years after the date of grant. Options granted during and subsequent to fiscal 2004 generally become exercisable over a three-year period from the grant date and expire seven years after the date of grant.

Excess tax benefits of $28 million, $19 million and $53 million were included in financing activities in the accompanying consolidated statements of cash flow during 2010, 2009 and 2008, respectively. Cash received

Notes to Consolidated Financial Statements (continued)

from stock options exercised, which includes the ESPP, totaled $285 million, $250 million and $328 million during 2010, 2009 and 2008, respectively. The total intrinsic value of options exercised was $118 million, $104 million and $250 million in 2010, 2009 and 2008, respectively.

The fair value of each stock option is estimated using the Black-Scholes Option Pricing Model based on the following assumptions at the time of grant:

	2010	2009	2008
Dividend yield (1)	1.00%	1.07%	0.60%
Expected volatility(2)	33.15%	31.34%	22.98%
Risk-free interest rate(3)	1.85%	1.65%	2.28%
Expected life (in years)(4)	4.3	4.3	4.3
Weighted-average grant date fair value	$9.49	$7.20	$8.53

(1)	The dividend yield is based on annual dividends paid and the fair market value of the Company’s stock at the grant date.

(2)	The expected volatility is estimated using the Company’s historical volatility over a period equal to the expected life of each option grant after adjustments for infrequent events such as stock splits.

(3)	The risk-free interest rate is selected based on yields from U.S. Treasury zero-coupon issues with a remaining term equal to the expected term of the options being valued.

(4)	The expected life represents the number of years the options are expected to be outstanding from grant date based on historical option holder exercise experience.

As of December 31, 2010, unrecognized compensation expense related to unvested options totaled $156 million, which the Company expects to be recognized over a weighted-average period of 1.66 years. After considering anticipated forfeitures, the Company expects approximately 28 million of the unvested options to vest over the requisite service period.

The following table is a summary of the Company’s stock option activity for the year ended December 31, 2010:

Shares in thousands	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2009	66,269	$29.14	4.39	345,068,000
Granted	14,168	$35.16	—	—
Exercised	(10,463)	$21.71	—	—
Forfeited	(2,332)	$33.50	—	—
Expired	(1,625)	$31.83	—	—

Outstanding at December 31, 2010	66,017	$31.39	4.16	$313,163,000

Exercisable at December 31, 2010	36,789	$29.64	3.03	$235,843,000

Notes to Consolidated Financial Statements (continued)

11	Income Taxes

The income tax provision consisted of the following for the respective years:

In millions	2010	2009	2008
Current: Federal	$1,894	$1,766	$1,680
State	345	397	365

	2,239	2,163	2,045

Deferred: Federal	(44)	38	133
State	(5)	4	15

	(49)	42	148

Total	$2,190	$2,205	$2,193

The following table is a reconciliation of the statutory income tax rate to the Company’s effective income tax rate for the respective years:

	2010	2009	2008
Statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	4.1	4.5	4.1
Other	0.6	0.6	0.5
Recognition of previously unrecognized tax benefits	(0.8)	(2.8)	—

Effective income tax rate	38.9%	37.3%	39.6%

The following table is a summary of the significant components of the Company’s deferred tax assets and liabilities as of December 31:

In millions	2010	2009
Deferred tax assets:
Lease and rents	$325	$334
Inventory	69	55
Employee benefits	261	250
Allowance for bad debt	96	130
Retirement benefits	99	94
Net operating losses	6	8
Other	307	287

Total deferred tax assets	1,163	1,158
Deferred tax liabilities:
Depreciation and amortization	(4,307)	(4,330)

Net deferred tax liabilities	$(3,144)	$(3,172)

Notes to Consolidated Financial Statements (continued)

Net deferred tax assets (liabilities) are presented on the consolidated balance sheets as follows as of December 31:

In millions	2010	2009
Deferred tax assets—current	$511	$506
Deferred tax liabilities—noncurrent	(3,655)	(3,678)

Net deferred tax liabilities	$(3,144)	$(3,172)

The Company believes it is more likely than not the deferred tax assets will be realized during future periods.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In millions	2010	2009
Beginning balance	$61	$257
Additions based on tax positions related to the current year	1	1
Additions based on tax positions related to prior years	2	12
Reductions for tax positions of prior years	(10)	(6)
Expiration of statutes of limitation	(16)	(155)
Settlements	(3)	(48)

Ending balance	$35	$61

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of numerous state and local jurisdictions. Substantially all material income tax matters have been concluded for fiscal years through 2002. The Company and its subsidiaries anticipate that a number of income tax examinations will conclude and statutes of limitation for open years will expire over the next twelve months, which may cause a utilization or reduction of the Company’s reserve for uncertain tax positions of up to approximately $24 million.

During 2010, the Internal Revenue Service (the “IRS”) completed an examination of the Company’s 2009 consolidated U.S. income tax return pursuant to the Compliance Assurance Process (“CAP”) program. The CAP program is a voluntary program under which taxpayers seek to resolve all or most issues with the IRS prior to or soon after the filing of their U.S. income tax returns, in lieu of being audited in the traditional manner. Additionally, in 2010, the Company resolved a protest it had previously filed with the IRS Appeals Office regarding various assessments made in connection with the IRS examinations of Caremark’s consolidated U.S. income tax returns for 2006 and for its short tax year ended March 22, 2007.

The IRS is currently examining the Company’s 2010 consolidated U.S. income tax year pursuant to the CAP program. The Company and its subsidiaries are also currently under income tax examinations by a number of state and local tax authorities. As of December 31, 2010, no examination has resulted in any proposed adjustments that would result in a material change to the Company’s results of operations, financial condition or liquidity.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. During the year ended December 31, 2010, the Company recognized interest of approximately $3 million. The Company had approximately $11 million accrued for interest and penalties as of December 31, 2010.

There are no material reserves established at December 31, 2010 for income tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. If present,

Notes to Consolidated Financial Statements (continued)

such items would impact deferred tax accounting, not the annual effective income tax rate, and would accelerate the payment of cash to the taxing authority to an earlier period.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate is approximately $23 million, after considering the federal benefit of state income taxes.

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

As of December 31, 2010, the Company guaranteed approximately 70 such store leases (excluding the lease guarantees related to Linens ‘n Things, which are discussed in Note 1 previously in this document), with the maximum remaining lease term extending through 2019. Management believes the ultimate disposition of any of the remaining guarantees will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or future cash flows.

Caremark (the term “Caremark” being used herein to generally refer to any one or more of the pharmacy benefit management subsidiaries of the Company, as applicable) is a defendant in a qui tam lawsuit initially filed by a relator on behalf of various state and federal government agencies in Texas federal court in 1999. The case was unsealed in May 2005. The case seeks monetary damages and alleges that Caremark’s processing of Medicaid and certain other government claims on behalf of its clients (which allegedly resulted in underpayments from our clients to the applicable government agencies) on one of Caremark’s adjudication platforms violates applicable federal or state false claims acts and fraud statutes. The United States and the States of Texas, Tennessee, Florida, Arkansas, Louisiana and California intervened in the lawsuit, but Tennessee and Florida withdrew from the lawsuit in August 2006 and May 2007, respectively. The parties previously filed cross motions for partial summary judgment, and in August 2008, the court granted several of Caremark’s motions and denied the motions filed by the plaintiffs. The court’s rulings are favorable to Caremark and substantially limit the ability of the plaintiffs to assert false claims act allegations or statutory or common law theories of recovery based on Caremark’s processing of Medicaid and other government reimbursement requests. The court’s rulings are on appeal before the United States Court of Appeals for the Fifth Circuit. In April 2009, the State of Texas filed a purported civil enforcement action against Caremark for injunctive relief, damages and civil penalties in Travis County, Texas alleging that Caremark violated the Texas Medicaid Fraud Prevention Act and other state laws based on our processing of Texas Medicaid claims on behalf of PBM clients. The claims and issues raised in this lawsuit are related to the claims and issues pending in the federal qui tam lawsuit described above.

In December 2007, the Company received a document subpoena from the Office of Inspector General, United States Department of Health and Human Services (“OIG”), requesting information relating to the processing of Medicaid and other government agency claims on a different adjudication platform of Caremark. In October 2009 and October 2010, the Company received civil investigative demands from the Office of the Attorney General of the State of Texas requesting, respectively, information produced under this OIG subpoena, and other information related to the processing of Medicaid claims. The civil investigative demands state that the Office of the Attorney General of the State of Texas is investigating allegations currently pending under seal relating to two of Caremark’s adjudication platforms. The Company has been producing documents on a rolling basis in

Notes to Consolidated Financial Statements (continued)

response to the requests for information contained in the OIG subpoena and in these two civil investigative demands. The Company cannot predict with certainty the timing or outcome of any review of such information.

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

Various lawsuits have been filed alleging that Caremark has violated applicable antitrust laws in establishing and maintaining retail pharmacy networks for client health plans. In August 2003, Bellevue Drug Co., Robert Schreiber, Inc. d/b/a Burns Pharmacy and Rehn-Huerbinger Drug Co. d/b/a Parkway Drugs #4, together with Pharmacy Freedom Fund and the National Community Pharmacists Association filed a putative class action against Caremark in Pennsylvania federal court, seeking treble damages and injunctive relief. In October 2003, two independent pharmacies, North Jackson Pharmacy, Inc. and C&C, Inc. d/b/a Big C Discount Drugs, Inc. filed a putative class action complaint in Alabama federal court against Caremark and two PBM competitors, seeking treble damages and injunctive relief. The North Jackson Pharmacy case was transferred to Illinois federal court, and the Bellevue case was sent to arbitration based on contract terms between the pharmacies and Caremark. The Bellevue arbitration was then stayed by the parties pending developments in the North Jackson Pharmacy court case.

In August 2006, the Bellevue case and the North Jackson Pharmacy case were both transferred to Pennsylvania federal court by the Judicial Panel on Multidistrict Litigation for coordinated and consolidated proceedings with other cases before the panel, including cases against other PBMs. Caremark appealed the decision which vacated the order compelling arbitration and staying the proceedings in the Bellevue case and, following the appeal, the Court of Appeals reinstated the order compelling arbitration of the Bellevue case. Motions for class certification in the coordinated cases within the multidistrict litigation, including the North Jackson Pharmacy case, remain pending. The consolidated action is now known as the In Re Pharmacy Benefit Managers Antitrust Litigation.

Beginning in November 2008, the Company received and responded to several subpoenas from the Drug Enforcement Administration (“DEA”), Los Angeles Field Division, requesting sales data and other information regarding the Company’s distribution of products containing pseudoephedrine (“PSE”) at certain retail pharmacies and from one California distribution center. In September 2009, the United States Attorney’s Office for the Central District of California (“USAO”) and the DEA commenced discussions with the Company regarding whether, in late 2007 and 2008, the Company distributed PSE in violation of the Controlled Substances Act. In addition, the DEA issued an order to show cause against certain retail pharmacies and the Company’s La Habra, California distribution center which could have resulted in administrative action against the Company’s DEA registrations for these facilities. On October 13, 2010, the Company entered into a comprehensive resolution of this matter, resulting in the payment of $75 million in civil penalties for violations of the Controlled Substances Act and $2.6 million in criminal forfeiture relating to the sales of products containing PSE. The resolution included the entry of a non-prosecution agreement and civil settlement agreement with the USAO, the U.S. Attorney’s Office for the District of Nevada and the U.S. Department of Justice, as well as a memorandum of agreement with the DEA that dismisses the above-referenced orders to show cause and contains certain ongoing compliance requirements for the Company.

Notes to Consolidated Financial Statements (continued)

In August 2009, the Company was notified by the Federal Trade Commission (the “FTC”) that it is conducting a non-public investigation under the Federal Trade Commission Act into certain of the Company’s business practices. In March 2010, the Company learned that various State Attorneys General offices and certain other government agencies are conducting a multi-state investigation of the Company regarding issues similar to those being investigated by the FTC. At this time, 24 states, the District of Columbia, and the County of Los Angeles are known to be participating in this multi-state investigation. The Company has been cooperating in these investigations, and continues to provide documents and other information as requested. The Company is not able to predict with certainty the timing or outcome of these investigations. However, it remains confident that its business practices and service offerings (which are designed to reduce health care costs and expand consumer choice) are being conducted in compliance with the antitrust laws.

In March 2009, the Company received a subpoena from the OIG requesting information concerning the Medicare Part D prescription drug plans of RxAmerica, the PBM subsidiary of Longs Drug Stores Corporation which was acquired by the Company in October 2008. The Company continues to respond to this request for information and has been producing responsive documents on a rolling basis. The Company cannot predict with certainty the timing or outcome of any review by the government of such information.

Since March 2009, the Company has been named in a series of putative collective and class action lawsuits filed in federal courts around the country, purportedly on behalf of current and former assistant store managers working in the Company’s stores at various locations outside California. The lawsuits allege that the Company failed to pay overtime to assistant store managers as required under the Fair Labor Standards Act (“FLSA”) and under certain state statutes. The lawsuits also seek other relief, including liquidated damages, punitive damages, attorneys’ fees, costs and injunctive relief arising out of the state and federal claims for overtime pay. Notice has been issued to over 13,000 current and former assistant store managers offering them the opportunity to “opt in” to certain of the FLSA collective actions and over 1,900 have elected to participate in these lawsuits. At this time, the Company is not able to predict the outcome of these cases, or the possible monetary exposure associated with the lawsuits. The Company’s position, however, is that the lawsuits are without merit and that the cases should not be certified as class or collective actions. The Company is vigorously defending these claims, but can not predict with certainty the timing or outcome of this matter.

In January 2010, the Company received a subpoena from the OIG in connection with an investigation of possible false or otherwise improper claims for payment under the Medicare and Medicaid programs. The subpoena requests retail pharmacy claims data for “dual eligible” customers (i.e., customers with both Medicaid and private insurance coverage), information concerning the Company’s retail pharmacy claims processing systems, copies of pharmacy payor contracts and other documents and records. The Company has provided documents and other information in response to the subpoena and continues to engage in discussions with the government about the subject matter of the subpoena. The Company cannot predict with certainty the timing or outcome of any review by the government of such information.

In March 2010, the Company received a subpoena from the OIG requesting information about programs under which the Company has offered customers remuneration conditioned upon the transfer of prescriptions for drugs or medications to our pharmacies in the form of gift cards, cash, non-prescription merchandise or discounts or coupons for non-prescription merchandise, The subpoena relates to an investigation of possible false or otherwise improper claims for payment under the Medicare and Medicaid programs. The Company continues to respond to this request for information and has been producing responsive documents on a rolling basis. We cannot predict with certainty the timing or outcome of any reviews by the government of such information.

In November 2009, a securities class action lawsuit was filed in the United States District Court for the District of Rhode Island purportedly on behalf of purchasers of CVS Caremark Corporation stock between May 5, 2009 and November 4, 2009. The lawsuit names the Company and certain officers as defendants and includes

Notes to Consolidated Financial Statements (continued)

allegations of securities fraud relating to public disclosures made by the Company concerning the PBM business and allegations of insider trading. In addition, a shareholder derivative lawsuit was filed in December 2009, in the same court against the directors and certain officers of the Company. A derivative lawsuit is a lawsuit filed by a shareholder purporting to assert claims on behalf of a corporation against directors and officers of the corporation. This lawsuit includes allegations of, among other things, securities fraud, insider trading and breach of fiduciary duties and further alleges that the Company was damaged by the purchase of stock at allegedly inflated prices under its share repurchase program. In January 2011, both lawsuits were transferred to the United States District Court for the District of New Hampshire. The Company believes these lawsuits are without merit and the Company plans to defend them vigorously.

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

The Company currently has three segments: Pharmacy Services, Retail Pharmacy and Corporate.

The Company evaluates its Pharmacy Services and Retail Pharmacy segment performance based on net revenue, gross profit and operating profit before the effect of certain intersegment activities and charges. The Company evaluates the performance of its Corporate segment based on operating expenses before the effect of discontinued operations and certain intersegment activities and charges. See Note 1 for a description of the Pharmacy Services, Retail Pharmacy and Corporate segments and related significant accounting policies.

Notes to Consolidated Financial Statements (continued)

The following table is a reconciliation of the Company’s business segments to the consolidated financial statements:

In millions	Pharmacy Services Segment(1)(2)	Retail Pharmacy Segment(2)	Corporate Segment	Intersegment Eliminations(2)	Consolidated Totals
2010:
Net revenues	$47,780	$57,345	$—	$(8,712)	$96,413
Gross profit	3,353	17,039	—	(135)	20,257
Operating profit	2,389	4,537	(626)	(135)	6,165
Depreciation and amortization	390	1,016	63	—	1,469
Total assets	32,254	28,927	1,439	(451)	62,169
Goodwill	18,868	6,801	—	—	25,669
Additions to property and equipment	234	1,708	63	—	2,005
2009:
Net revenues	$51,065	$55,355	$—	$(7,691)	$98,729
Gross profit	3,835	16,593	—	(48)	20,380
Operating profit	2,866	4,159	(539)	(48)	6,438
Depreciation and amortization	377	965	47	—	1,389
Total assets	33,082	28,302	774	(517)	61,641
Goodwill	18,879	6,801	—	—	25,680
Additions to property and equipment	218	2,183	147	—	2,548
2008 :
Net revenues	$43,769	$48,990	$—	$(5,287)	$87,472
Gross profit	3,550	14,741	—	(1)	18,290
Operating profit	2,755	3,753	(461)	(1)	6,046
Depreciation and amortization	357	881	36	—	1,274
Total assets	32,850	27,406	1,053	(349)	60,960
Goodwill	18,818	6,676	—	—	25,494
Additions to property and equipment	228	1,840	112	—	2,180

(1)	Net revenues of the Pharmacy Services segment include approximately $6.6 billion, $6.9 billion and $6.3 billion of Retail co-payments for the fiscal years ended December 31, 2010, 2009 and 2008, respectively.

(2)	Intersegment eliminations relate to two types of transactions: (i) Intersegment revenues that occur when Pharmacy Services segment clients use Retail Pharmacy segment stores to purchase covered products. When this occurs, both the Pharmacy Services and Retail Pharmacy segments record the revenue on a standalone basis and (ii) Intersegment revenues, gross profit and operating profit that occur when Pharmacy Services segment clients, through the Company’s intersegment activities (such as the Maintenance Choice program), elect to pick up their maintenance prescriptions at Retail Pharmacy segment stores instead of receiving them through the mail. When this occurs, both the Pharmacy Services and Retail Pharmacy segments record the revenue, gross profit and operating profit on a standalone basis. As a result, both the Pharmacy Services and the Retail Pharmacy segments include the following results associated with this activity: net revenues of $1,794 million, $692 million and $8 million for the years ended December 31, 2010, 2009 and 2008, respectively; gross profit and operating profit of $135 million, $48 million and $1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Notes to Consolidated Financial Statements (continued)

14	Earnings Per Common Share

The following is a reconciliation of basic and diluted earnings per common share for the respective fiscal years:

In millions, except per share amounts	2010	2009	2008
Numerator for earnings per common share calculation:
Income from continuing operations	$3,439	$3,708	$3,344
Net loss attributable to noncontrolling interest	3	—	—
Preference dividends, net of income tax benefit	—	—	(14)

Income from continuing operations attributable to CVS Caremark, basic	3,442	3,708	3,330
Loss from discontinued operations, net of income tax benefit	(15)	(12)	(132)

Net income attributable to CVS Caremark, basic	$3,427	$3,696	$3,198

Income from continuing operations	$3,439	$3,708	$3,344
Net loss attributable to noncontrolling interest	3	—	—
Dilutive earnings adjustments	—	—	(3)

Income from continuing operations attributable to CVS Caremark, diluted	3,442	3,708	3,341
Loss from discontinued operations attributable to CVS Caremark, net of income tax benefit	(15)	(12)	(132)

Net income attributable to CVS Caremark, diluted	$3,427	$3,696	$3,209

Denominator for earnings per common share calculation:
Weighted average common shares, basic	1,367	1,434	1,434
Preference stock	—	1	17
Stock options	8	10	13
Restricted stock units	2	5	5

Weighted average common shares, diluted	1,377	1,450	1,469

Basic earnings per common share:
Income from continuing operations attributable to CVS Caremark	$2.52	$2.59	$2.32
Loss from discontinued operations attributable to CVS Caremark	(0.01)	(0.01)	(0.09)

Net income attributable to CVS Caremark	$2.51	$2.58	$2.23

Diluted earnings per common share:
Income from continuing operations attributable to CVS Caremark	$2.50	$2.56	$2.27
Loss from discontinued operations attributable to CVS Caremark	(0.01)	(0.01)	(0.09)

Net income attributable to CVS Caremark	$2.49	$2.55	$2.18

Notes to Consolidated Financial Statements (continued)

15	Quarterly Financial Information (Unaudited)

In millions, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Fiscal Year
2010:
Net revenues	$23,760	$24,007	$23,875	$24,771	$96,413
Gross profit	4,746	5,020	5,024	5,467	20,257
Operating profit	1,410	1,501	1,484	1,770	6,165
Income from continuing operations	772	822	819	1,026	3,439
Loss from discontinued operations, net of income tax benefit	(2)	(1)	(11)	(1)	(15)
Net income	770	821	808	1,025	3,424
Net loss attributable to noncontrolling interest	1	—	1	1	3
Net income attributable to CVS Caremark	$771	$821	$809	1,026	3,427
Basic earnings per common share:
Income from continuing operations attributable to CVS Caremark	$0.56	$0.61	$0.60	$0.75	$2.52
Loss from discontinued operations attributable to CVS Caremark	—	—	(0.01)	—	(0.01)

Net income attributable to CVS Caremark	$0.56	$0.61	$0.59	$0.75	$2.51

Diluted Earnings per common share:
Income from continuing operations attributable to CVS Caremark	$0.55	$0.60	$0.60	$0.75	$2.50
Loss from discontinued operations attributable to CVS Caremark	—	—	(0.01)	—	(0.01)

Net income attributable to CVS Caremark	$0.55	$0.60	$0.59	$0.75	$2.49

Dividends per common share	$0.08750	$0.08750	$0.08750	$0.08750	$0.35000
Stock price: (New York Stock Exchange)
High	$37.32	$37.82	$32.09	$35.46	$37.82
Low	$30.36	$29.22	$26.84	$29.45	$26.84
2009:
Net revenues	$23,394	$24,871	$24,642	$25,822	$98,729
Gross profit	4,748	5,052	5,012	5,568	20,380
Operating profit	1,377	1,600	1,566	1,895	6,438
Income from continuing operations	744	890	1,023	1,051	3,708
Loss from discontinued operations, net of income tax benefit	(5)	(3)	(2)	(2)	(12)
Net income attributable to CVS Caremark	739	887	1,021	1,049	3,696
Basic earnings per common share:
Income from continuing operations attributable to CVS Caremark	$0.51	$0.61	$0.72	$0.75	$2.59
Loss from discontinued operations attributable to CVS Caremark	—	—	(0.01)	—	(0.01)

Net income attributable to CVS Caremark	$0.51	$0.61	$0.71	$0.75	$2.58

Diluted Earnings per common share:
Income from continuing operations attributable to CVS Caremark	$0.51	$0.60	$0.71	$0.74	$2.56
Loss from discontinued operations attributable to CVS Caremark	(0.01)	—	—	—	(0.01)

Net income attributable to CVS Caremark	$0.50	$0.60	$0.71	$0.74	$2.55

Dividends per common share	$0.07625	$0.07625	$0.07625	$0.07625	$0.30500
Stock price: (New York Stock Exchange)
High	$30.47	$34.22	$37.75	$38.27	$38.27
Low	$23.74	$27.08	$30.58	$27.38	$23.74

Five-Year Financial Summary

In millions, except per share amounts	2010(1)	2009(1)	2008(1)	2007(1)(2)	2006(1)
Statement of operations data:
Net revenues	$96,413	$98,729	$87,472	$76,330	$43,821
Gross profit	20,257	20,380	18,290	16,108	11,742
Operating expenses(3)	14,092	13,942	12,244	11,314	9,300

Operating profit(4)	6,165	6,438	6,046	4,794	2,442
Interest expense, net	536	525	509	435	216
Income tax provision(5)	2,190	2,205	2,193	1,722	857

Income from continuing operations	3,439	3,708	3,344	2,637	1,369
Loss from discontinued operations, net of tax benefit(6)	(15)	(12)	(132)	—	—

Net income	3,424	3,696	3,212	2,637	1,369
Net loss attributable to noncontrolling interest(7)	3	—	—	—	—
Preference dividends, net of income tax benefit	—	—	(14)	(14)	(14)

Net income attributable to CVS Caremark	$3,427	$3,696	$3,198	$2,623	$1,355

Per common share data:
Basic earnings per common share:
Income from continuing operations attributable to CVS Caremark	$2.52	$2.59	$2.32	$1.97	$1.65
Loss from discontinued operations attributable to CVS Caremark	(0.01)	(0.01)	(0.09)	—	—

Net income attributable to CVS Caremark	$2.51	$2.58	$2.23	$1.97	$1.65

Diluted earnings per common share:
Income from continuing operations attributable to CVS Caremark	$2.50	$2.56	$2.27	$1.92	$1.60
Loss from discontinued operations attributable to CVS Caremark	(0.01)	(0.01)	(0.09)	—	—

Net income attributable to CVS Caremark	$2.49	$2.55	$2.18	$1.92	$1.60

Cash dividends per common share	$0.35000	$0.30500	$0.25800	$0.22875	$0.15500
Balance sheet and other data:
Total assets	$62,169	$61,641	$60,960	$54,722	$20,574
Long-term debt	$8,652	$8,756	$8,057	$8,350	$2,870
Total shareholders’ equity	$37,700	$35,768	$34,574	$31,322	$9,918
Number of stores (at end of year)	7,226	7,074	6,981	6,301	6,205

(1)	On December 23, 2008, our Board of Directors approved a change in our fiscal year-end from the Saturday nearest December 31 of each year to December 31 of each year to better reflect our position in the health care, rather than the retail, industry. The fiscal year change was effective beginning with the fourth quarter of fiscal 2008. As you review our operating performance, please consider that fiscal 2010 and 2009 include 365 days; fiscal 2008 includes 368 days, and fiscal 2007 and 2006 include 364 days.

(2)	Effective March 22, 2007, Caremark Rx, Inc. was merged into a newly formed subsidiary of CVS Corporation, with Caremark Rx, L.L.C., continuing as the surviving entity (the “Caremark Merger”). Following the Caremark Merger, the name of the Company was changed to “CVS Caremark Corporation.” By virtue of the Caremark Merger, each issued and outstanding share of Caremark common stock, par value $0.001 per share, was converted into the right to receive 1.67 shares of CVS Caremark’s common stock, par value $0.01 per share. Cash was paid in lieu of fractional shares.

(3)	In 2006, the Company adopted the SEC Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements.” The adoption of this SAB resulted in a $40 million pre-tax ($25 million after-tax) decrease in operating expenses for 2006.

(4)	Operating profit includes the pre-tax effect of the charge discussed in Note (3) above.

(5)	Income tax provision includes the effect of the following: (i) in 2010, the recognition of $47 million of previously unrecognized tax benefits, including interest, realting to the expiration of various statutes of limitation and settlements with tax authorities, (ii) in 2009, the recognition of $167 million of previously unrecognized tax benefits, including interest, relating to the expiration of various statutes of limitation and settlements with tax authorities, and (iii) in 2006, a $11 million reversal of previously recorded tax reserves through the tax provision principally based on resolving certain state tax matters.

(6)	In connection with certain business dispositions completed between 1991 and 1997, the Company continues to guarantee store lease obligations for a number of former subsidiaries, including Linens ‘n Things. On May 2, 2008, Linens Holding Co. and certain affiliates, which operate Linens ‘n Things, filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. The loss from discontinued operations includes lease-related costs of $15 million ($24 million, net of a $9 million income tax benefit), $12 million ($19 million, net of an $7 million income tax benefit) and $132 million ($214 million, net of an $82 million income tax benefit) in 2010, 2009 and 2008, respectively, which the Company believes is likely to be required to satisfy its obligations associated with its Linens ‘n Things lease guarantees.

(7)	Represents the minority shareholders’ portion of the net loss from our majority owned subsidiary Generation Health, Inc. acquired in the fourth quarter of 2009.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CVS Caremark Corporation

We have audited the accompanying consolidated balance sheets of CVS Caremark Corporation as of December 31, 2010 and 2009, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CVS Caremark Corporation at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2009 CVS Caremark Corporation adopted ASC 805, Business Combinations (formerly Statement of Financial Accounting Standards No. 141(R), Business Combinations).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CVS Caremark Corporation’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 18, 2011 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 18, 2011