Form 10-K, Exhibit 13
period 2011-12-31
CVS CAREMARK CORP
filed 2012-02-17
CIK 64803

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and Cautionary Statement Concerning Forward-Looking Statements that are included in this Annual Report.

Overview of Our Business

CVS Caremark Corporation (“CVS Caremark”, the “Company”, “we” or “us”), together with its subsidiaries is the largest pharmacy health care provider in the United States. We are uniquely positioned to deliver significant benefits to health plan sponsors through effective cost management solutions and innovative programs that engage plan members and promote healthier and more cost-effective behaviors. Our integrated pharmacy services model enhances our ability to offer plan members and consumers expanded choice, greater access and more personalized services to help them on their path to better health. We effectively manage pharmaceutical costs and improve health care outcomes through our pharmacy benefit management, mail order and specialty pharmacy division, CVS Caremark® Pharmacy Services (“Caremark”); our approximately 7,300 CVS/pharmacy® retail stores; our retail-based health clinic subsidiary, MinuteClinic®; and our online retail pharmacy, CVS.com®. The Company has three business segments: Pharmacy Services, Retail Pharmacy and Corporate.

Overview of Our Pharmacy Services Segment

Our Pharmacy Services business provides a full range of pharmacy benefit management (“PBM”) services, including plan design and administration, formulary management, discounted drug purchase arrangements, Medicare Part D services, mail order and specialty pharmacy services, retail pharmacy network management services, prescription management systems, clinical services, disease management services and pharmacogenomics.

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

In addition, through our SilverScript Insurance Company (“SilverScript”), Accendo Insurance Company (“Accendo”) and Pennsylvania Life Insurance Company (“Pennsylvania Life”) subsidiaries, we are a national provider of drug benefits to eligible beneficiaries under the Federal Government’s Medicare Part D program. The Company acquired Accendo as part of the acquisition of Longs Drug Store Corporation in 2008 (the “Longs Acquisition”), and on April 29, 2011, we acquired Pennsylvania Life in our acquisition of the Medicare prescription drug business of Universal American Corp. (the “UAM Medicare Part D Business”) for approximately $1.3 billion. The UAM Medicare Part D Business offers prescription drug plan benefits to Medicare beneficiaries throughout the United States through its Community CCRxsm prescription drug plan. We currently provide Medicare Part D plan benefits to approximately 3.6 million beneficiaries through the above mentioned insurance companies.

Our Pharmacy Services segment generates net revenues primarily by contracting with clients to provide prescription drugs to plan members. Prescription drugs are dispensed by our mail order pharmacies, specialty pharmacies and national network of retail pharmacies. Net revenues are also generated by providing additional services to clients, including administrative services such as claims processing and formulary management, as well as health care-related services such as disease management.

The Pharmacy Services segment operates under the CVS Caremark® Pharmacy Services, Caremark®, CVS Caremark®, CarePlus CVS/pharmacy®, CarePlus™, RxAmerica ® and Accordant® names. As of December 31, 2011, the Pharmacy Services segment operated 31 retail specialty pharmacy stores, 12 specialty mail order pharmacies and four mail service pharmacies located in 22 states, Puerto Rico and the District of Columbia.

On November 1, 2011, we sold our TheraCom, L.L.C. (“TheraCom”) subsidiary to AmerisourceBergen Corporation for $250 million, subject to a working capital adjustment. TheraCom is a provider of commercialization support services to the biotech and pharmaceutical industry. The TheraCom business had historically been part our Pharmacy Services segment. The results of the TheraCom business are presented as discontinued operations and have been excluded from both continuing operations and segment results for all periods presented. See Note 3 to the consolidated financial statements.

Overview of Our Retail Pharmacy Segment

Our Retail Pharmacy segment sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, photo finishing, seasonal merchandise, greeting cards and convenience foods through our CVS/pharmacy® and Longs Drugs® retail stores and online through CVS.com. Our Retail Pharmacy segment derives more than two-thirds of its revenues through the sale of prescription drugs, which are dispensed by our more than 22,000 retail pharmacists. The role of our retail pharmacists is shifting from primarily dispensing prescriptions to also providing services, including flu vaccinations as well as face-to-face patient counseling with respect to adherence to drug therapies, closing gaps in care, and more cost-effective drug therapies. Our integrated pharmacy services model enables us to enhance access to care while helping to lower overall health care costs and improve health outcomes.

Our Retail Pharmacy segment also provides health care services through our MinuteClinic® health care clinics. MinuteClinics are staffed by nurse practitioners and physician assistants who utilize nationally recognized protocols to diagnose and treat minor health conditions, perform health screenings, monitor chronic conditions, and deliver vaccinations. We believe our clinics provide quality services that are quick, affordable and convenient.

Our proprietary loyalty card program, ExtraCare®, has well over 68 million active cardholders, making it one of the largest and most successful retail loyalty card programs in the country.

As of December 31, 2011, our Retail Pharmacy segment included 7,327 retail drugstores (of which 7,271 operated a pharmacy) located in 41 states, the District of Columbia, and Puerto Rico operating primarily under the CVS/pharmacy® or Longs Drugs® names, our online retail website, CVS.com, 30 onsite pharmacies and 657 retail health care clinics operating under the MinuteClinic® name (of which 648 were located in CVS/pharmacy stores).

Overview of Our Corporate Segment

The Corporate segment provides management and administrative services to support the Company. The Corporate segment consists of certain aspects of our executive management, corporate relations, legal, compliance, human resources, corporate information technology and finance departments.

Results of Operations

Summary of our Consolidated Financial Results

	Year Ended December 31,
In millions, except per common share amounts	2011	2010	2009

Net revenues	$107,100	$95,778	$98,215
Gross profit	20,561	20,219	20,358
Operating expenses	14,231	14,082	13,933

Operating profit	6,330	6,137	6,425
Interest expense, net	584	536	525

Income before income tax provision	5,746	5,601	5,900
Income tax provision	2,258	2,179	2,200

Income from continuing operations	3,488	3,422	3,700
Income (loss) from discontinued operations, net of tax	(31)	2	(4)

Net income	3,457	3,424	3,696
Net loss attributable to noncontrolling interest	4	3	—

Net income attributable to CVS Caremark	$3,461	$3,427	$3,696

Diluted earnings per common share:
Income from continuing operations attributable to CVS Caremark	$2.59	$2.49	$2.55
Loss from discontinued operations attributable to CVS Caremark	(0.02)	—	—

Net income attributable to CVS Caremark	$2.57	$2.49	$2.55

Net revenues increased $11.3 billion in 2011 compared to 2010, and decreased $2.4 billion in 2010 compared to 2009. As you review our performance in this area, we believe you should consider the following important information:

•          During 2011, net revenues in our Retail Pharmacy segment increased 3.9% and net revenues in our Pharmacy Services segment increased 24.9% compared to the prior year.

•         During 2010, net revenues in our Retail Pharmacy segment increased by 3.6% which was offset by a decline in our Pharmacy Services segment of 6.7%, compared to the prior year.

•          The increase in our generic dispensing rates in both of our operating segments continues to have an adverse effect on net revenue in 2011 as compared to 2010, as well as in 2010 as compared to 2009.

Please see the Segment Analysis later in this document for additional information about our net revenues.

Gross profit increased $342 million in 2011, to $20.6 billion or 19.2% of net revenues as compared to $20.2 billion in 2010. Gross profit decreased $139 million in 2010, to $20.2 billion or 21.1% of net revenues, as compared to 2009.

•            During 2011, gross profit in our Retail Pharmacy segment increased by 2.5% offset by declines in our Pharmacy Services segment of 1.1%, compared to the prior year.

•            During 2010, gross profit in our Retail Pharmacy segment increased by 2.7% offset by declines in our Pharmacy Services segment of 13.1%, compared to the prior year.

•            The decline in gross profit as a percent of net revenues was driven by the increased weighting toward Pharmacy Services whose gross profit margin tends to be lower than that of the Retail Pharmacy segment.

•            In addition, for the three years 2009 through 2011, our gross profit continued to benefit from the increased utilization of generic drugs (which normally yield a higher gross profit rate than equivalent brand name drugs) in both the Pharmacy Services and Retail Pharmacy segments.

Please see the Segment Analysis later in this document for additional information about our gross profit.

Operating expenses increased $149 million, or 1.1% in the year ended December 31, 2011, as compared to the prior year. Operating expenses as a percent of net revenues improved approximately 140 basis points to 13.3% in the year ended December 31, 2011. The increase in operating expenses in the year ended December 31, 2011 was primarily due to incremental store operating costs associated with a higher store count as compared to the prior year period, as well as costs associated with changes designed to streamline our Pharmacy Services segment and expenses associated with the acquisition and integration of the UAM Medicare Part D Business.

Operating expenses also increased $149 million in the year ended December 31, 2010 as compared to the prior year. Operating expenses as a percent of net revenues increased approximately 50 basis points to 14.7% in the year ended December 31, 2010. During 2010, operating expenses increased as a result of increases in our Corporate segment expenses of $87 million, and an increase in our Retail Pharmacy segment expenses of $68 million, partially offset by a decrease in our Pharmacy Services segment expenses of $6 million, compared to the prior year.

Please see the Segment Analysis later in this document for additional information about operating expenses.

Interest expense, net consisted of the following:

In millions	2011	2010	2009
Interest expense	$588	$539	$530
Interest income	(4)	(3)	(5)

Interest expense, net	$584	$536	$525

Net interest expense increased $48 million during the year ended December 31, 2011, which resulted from a higher average interest rate during the period as we shifted from short-term debt to long-term debt. During 2010, net interest expense increased by $11 million, to $536 million compared to 2009, due to an increase in our average debt balances and average interest rates.

Income tax provision - Our effective income tax rate was 39.3%, 38.9% and 37.3% in 2011, 2010 and 2009, respectively. The annual fluctuations in our effective income tax rate are primarily related to changes in the recognition of previously unrecognized tax benefits relating to the expiration of various statutes of limitation and settlements with tax authorities. In 2010 and 2009 we recognized $47 million and $167 million, respectively, of income tax benefits related to the expiration of various statutes of limitation and settlements with tax authorities.

Income from continuing operations increased $66 million or 1.9% to $3.5 billion in 2011. Income from continuing operations decreased $278 million or 7.5% to $3.4 billion in 2010 as compared to $3.7 billion in 2009. As previously noted, income from continuing operations in 2010 and 2009 both benefited from previously unrecognized tax benefits.

Income (loss) from discontinued operations

In connection with certain business dispositions completed between 1991 and 1997, the Company retained guarantees on store lease obligations for a number of former subsidiaries, including Linens ‘n Things which filed for bankruptcy in 2008. The Company’s income (loss) from discontinued operations includes lease-related costs which the Company believes it will likely be required to satisfy pursuant to its Linens ‘n Things lease guarantees.

We incurred a loss from discontinued operations of $31 million in 2011 versus income from discontinued operations of $2 million in 2010 and a loss from discontinued operations of $4 million in 2009. The loss from discontinued operations in 2011 was primarily due to the disposition of our TheraCom subsidiary. We recognized a $53 million pre-tax gain and a $37 million after-tax loss on the sale of TheraCom. The after-tax loss was caused by the income tax treatment of TheraCom’s nondeductible goodwill. Income from discontinued operations (net of tax) increased by $6 million in 2010 versus 2009 primarily due to a $15 million increase in income from operations of TheraCom partially offset by a $5 million increase in costs associated with our Linen’n Things lease guarantees.

See Note 3 “Discontinued Operations” to the consolidated financial statements for additional information about discontinued operations and Note 13 “Commitments and Contingencies” for additional information about our lease guarantees.

Net loss attributable to noncontrolling interest represents the minority shareholders’ portion of the net loss from our majority owned subsidiary, Generation Health, Inc., which we acquired in the fourth quarter of 2009. The net loss attributable to noncontrolling interest for the years ended December 31, 2011 and 2010 was $4 million and $3 million, respectively, and was de minimis in 2009.

Net income attributable to CVS Caremark increased $34 million or 1.0% to $3.5 billion (or $2.57 per diluted share) in 2011. This compares to $3.4 billion (or $2.49 per diluted share) in 2010 and $3.7 billion (or $2.55 per diluted share) in 2009. As previously noted, net income attributable to CVS Caremark in 2010 and 2009 both benefited from previously unrecognized tax benefits.

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

In millions	Pharmacy Services Segment (1)(2)(3)	Retail Pharmacy Segment (2)	Corporate Segment	Intersegment Eliminations(2)	Consolidated Totals
2011:
Net revenues	$58,874	$59,599	$—	$(11,373)	$107,100
Gross profit	3,279	17,468	—	(186)	20,561
Operating profit	2,220	4,912	(616)	(186)	6,330
2010:
Net revenues	$47,145	$57,345	$—	$(8,712)	$95,778
Gross profit	3,315	17,039	—	(135)	20,219
Operating profit	2,361	4,537	(626)	(135)	6,137
2009:
Net revenues	$50,551	$55,355	$—	$(7,691)	$98,215
Gross profit	3,813	16,593	—	(48)	20,358
Operating profit	2,853	4,159	(539)	(48)	6,425

(1)          Net revenues of the Pharmacy Services segment include approximately $7.9 billion, $6.6 billion and $6.9 billion of Retail Co-Payments for 2011, 2010 and 2009, respectively. See Note 1 to the consolidated financial statements for additional information about Retail Co-Payments.

(2)          Intersegment eliminations relate to two types of transactions: (i) Intersegment revenues that occur when Pharmacy Services segment customers use Retail Pharmacy segment stores to purchase covered products. When this occurs, both the Pharmacy Services and Retail Pharmacy segments record the revenue on a standalone basis, and (ii) Intersegment revenues, gross profit and operating profit that occur when Pharmacy Services segment customers, through the Company’s intersegment activities (such as the Maintenance Choice® program), elect to pick-up their maintenance prescriptions at Retail Pharmacy segment stores instead of receiving them through the mail. When this occurs, both the Pharmacy Services and Retail Pharmacy segments record the revenue, gross profit and operating profit on a standalone basis. Beginning in the fourth quarter of 2011, the Maintenance Choice eliminations reflect all discounts available for the purchase of mail order prescription drugs. The following amounts are eliminated in consolidation in connection with the item (ii) intersegment activity: net revenues of $2.6 billion, $1.8 billion and $0.7 billion for the years ended December 31, 2011, 2010 and 2009, respectively; gross profit and operating profit of $186 million, $135 million and $48 million for the years ended December 31, 2011, 2010 and 2009, respectively.

(3)          The results of the Pharmacy Services segment for the years ended December 31, 2010 and 2009 have been revised to reflect the results of TheraCom as discontinued operations. See Note 3 to the consolidated financial statements.

Pharmacy Services Segment

The following table summarizes our Pharmacy Services segment’s performance for the respective periods:

	Year Ended December 31,
In millions	2011	2010(4)	2009(4)
Net revenues	$58,874	$47,145	$50,551
Gross profit	3,279	3,315	3,813
Gross profit % of net revenues	5.6%	7.0%	7.5%
Operating expenses	1,059	954	960
Operating expenses % of net revenues	1.8%	2.0%	1.9%
Operating profit	2,220	2,361	2,853
Operating profit % of net revenues	3.8%	5.0%	5.6%
Net revenues(1) :
Mail choice(2)	$18,616	$16,159	$16,241
Pharmacy network(3)	40,040	30,681	34,004
Other	218	305	306
Pharmacy claims processed(1) :
Total	774.6	584.7	658.3
Mail choice(2)	70.6	64.1	65.8
Pharmacy network(3)	704.0	520.6	592.5
Generic dispensing rate(1) :
Total	74.1%	71.5%	68.2%
Mail choice(2)	64.9%	61.3%	56.5%
Pharmacy network(3)	75.0%	72.7%	69.3%
Mail choice penetration rate	22.3%	25.8%	23.8%

(1)          Pharmacy network net revenues, claims processed and generic dispensing rates do not include Maintenance Choice, which are included within the mail choice category.

(2)          Mail choice is defined as claims filled at a Pharmacy Services’ mail facility, which includes specialty mail claims, as well as 90-day claims filled at retail under the Maintenance Choice program.

(3)          Pharmacy network is defined as claims filled at retail pharmacies, including our retail drugstores, but excluding Maintenance Choice activity.

(4)          The results of the Pharmacy Services segment for the years ended December 31, 2010 and 2009, have been revised to reflect the results of TheraCom as discontinued operations.

Net revenues in our Pharmacy Services Segment increased $11.7 billion, or 24.9%, to $58.9 billion for the year ended December 31, 2011, as compared to the prior year. The increase in net revenues was primarily due to the addition of the previously announced long-term contract with Aetna Inc. (“Aetna”), which became effective on January 1, 2011, as well as activity resulting from our April 29, 2011 acquisition of the UAM Medicare Part D Business. Additionally, the increase in our generic dispensing rate had a negative impact on our revenue in 2011 as it did in 2010.

Net revenues decreased $3.4 billion, or 6.7%, to $47.1 billion for the year ended December 31, 2010, as compared to the prior year. The decrease in 2010 was primarily due to the termination of a few large client contracts effective January 1, 2010 and the decrease of covered lives under our Medicare Part D program as a result of the 2010 Medicare Part D competitive bidding process, partially offset by new client starts on January 1, 2010.

As you review our Pharmacy Services segment’s revenue performance, we believe you should also consider the following important information:

•          Our mail choice claims processed increased 10.2% to 70.6 million claims in the year ended December 31, 2011, compared to 64.1 million claims in the prior year. The increase in mail choice claim volume was primarily due to the addition of the previously announced long-term contract with Aetna, which became effective on January 1, 2011. During 2010, our mail choice claims processed decreased 2.6% to 64.1 million claims. This decrease was primarily due to the termination of a few large client contracts effective January 1, 2010, partially offset by new client starts on January 1, 2010.

•          During 2011 and 2010, our average revenue per mail choice claim increased by 4.6% and 2.2%, compared to 2010 and 2009, respectively. This increase was primarily due to drug cost inflation and claims mix, partially offset by an increase in the percentage of generic prescription drugs dispensed and changes in client pricing.

•          Our mail choice generic dispensing rate increased to 64.9% in the year ended December 31, 2011, compared to 61.3% in the prior year. During 2010, our mail choice generic dispensing rate increased to 61.3%, compared to our mail choice generic dispensing rate of 56.5% in 2009.

•          Our pharmacy network generic dispensing rate increased to 75.0% in the year ended December 31, 2011, compared to 72.7% in the prior year. During 2010, our pharmacy network generic dispensing rate increased to 72.7% compared to our pharmacy network generic dispensing rate of 69.3% in 2009. These continued increases in both mail choice and pharmacy network generic dispensing rates were primarily due to the impact of new generic drug introductions and our continuous efforts to encourage plan members to use generic drugs when they are available. We believe our generic dispensing rates will continue to increase in future periods. This increase will be affected by, among other things, the number of new generic drug introductions and our success at encouraging plan members to utilize generic drugs when they are available.

•          Our pharmacy network claims processed increased 35.2% to 704.0 million claims in the year ended December 31, 2011, compared to 520.6 million claims in the prior year. The increase in the pharmacy network claim volume was primarily due to the addition of the previously announced long-term contract with Aetna, which became effective on January 1, 2011. Additionally, we experienced higher claims activity associated with our Medicare Part D program as a result of our acquisition of the UAM Medicare Part D Business completed during the second quarter of 2011 and increases in covered lives under our legacy Medicare Part D program.  During 2010, our pharmacy network claims processed decreased 12.1% to 520.6 million compared to 592.5 million pharmacy network claims processed in 2009. The decrease in 2010 was primarily due to the termination of a few large client contracts effective January 1, 2010 and the decrease of covered lives under our Medicare Part D program as a result of the 2010 Medicare Part D competitive bidding process.

•          Our average revenue per pharmacy network claim processed decreased 3.5%, in the year ended December 31, 2011 as compared to the prior year. This decrease was primarily due to increases in the percentage of generic prescription drugs dispensed, changes in client pricing, and the impact of our acquisition of the UAM Medicare Part D Business, partially offset by our previously announced long-term contract with Aetna, which became effective on January 1, 2011. During 2010, our average revenue per pharmacy network claim processed increased by 2.7%, compared to 2009. The increase was primarily due to the conversion of RxAmerica’s pharmacy network contracts from net to gross on April 1, 2009, (ii) a change in the revenue recognition method from net to gross for a large health plan on March 1, 2009 and (iii) higher drug costs, partially offset by an increase in our pharmacy network generic dispensing rate and changes in client pricing.

•          During 2011, 2010, and 2009, we generated net revenues from our participation in the administration of the Medicare Part D drug benefit by providing PBM services to our health plan clients and other clients that have qualified as a Medicare Part D Prescription Drug Plan (a “PDP”) under regulations promulgated by the Centers for Medicare and Medicaid Services (“CMS”). We are also a national provider of drug benefits to eligible beneficiaries under the Medicare Part D program through our subsidiaries, SilverScript, Pennsylvania Life and Accendo (which have been approved by CMS as PDPs). On April 29, 2011, the Company acquired the UAM Medicare Part D Business for approximately $1.3 billion. The UAM Medicare Part D Business offers prescription drug plan benefits to Medicare beneficiaries throughout the United States through its Community CCRxSM prescription drug plan.

•          The Pharmacy Services segment recognizes revenues for its pharmacy network transactions based on individual contract terms. In accordance with ASC 605, Revenue Recognition (formerly Emerging Issues Task Force (“EITF”) EITF No. 99-19, “Reporting Revenue Gross as a Principal vs Net as an Agent”), Caremark’s contracts are predominantly accounted for using the gross method. Prior to April 1, 2009, RxAmerica’s contracts were accounted for using the net method. Effective April 1, 2009, we converted a number of RxAmerica’s retail pharmacy network contracts and a large health plan to the Caremark contract structure, which resulted in those contracts being accounted for using the gross method. As a result, net revenues increased by $1.1 billion during 2010 as compared to 2009.

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

Gross profit decreased $36 million, or 1.1%, to $3.3 billion in the year ended December 31, 2011, as compared to the prior year. Gross profit as a percentage of net revenues was 5.6% for the year ended December 31, 2011, compared to 7.0% in the prior year. The decrease in gross profit dollars in the year ended December 31, 2011 was primarily driven by pricing compression relating to contract renewals and in particular the renewal of a large government client contract that took effect during the third quarter of 2010 partially offset by activity associated with our April 2011 acquisition of the UAM Medicare Part D Business.

During the year ended December 31, 2011, the decrease in gross profit as a percentage of net revenues was also driven by the previously mentioned client pricing compression, as well as the profitability associated with our previously announced long-term contract with Aetna, which became effective on January 1, 2011. Additionally, gross profit as a percentage of net revenue continues to be positively impacted by the above mentioned increases in our generic dispensing rates as compared to the prior year.

During 2010, gross profit decreased $498 million, or 13.1%, to $3.3 billion for the year ended December 31, 2010, as compared to the prior year. Gross profit as a percentage of net revenues was 7.0% for the year ended December 31, 2010, compared to 7.5% in the prior year. The decrease in our gross profit dollars is a result of the loss of “differential” or “spread” resulting from a change in CMS regulations described more fully below, the termination of a few large client contracts effective January 1, 2010 and the decrease of covered lives under our Medicare Part D program, partially offset by new client starts on January 1, 2010. The decrease in gross profit as a percentage of net revenues is primarily due to the loss of “differential” or “spread”, pricing compression related to a large client renewal that took effect during the third quarter of 2010, and the change in the revenue recognition method from net to gross associated with the RxAmerica pharmacy network contracts on April 1, 2009 and a large health plan on March 1, 2009. This was partially offset by an increase in our generic dispensing rate for the year ended December 31, 2010, as compared to the prior year.

As you review our Pharmacy Services segment’s performance in this area, we believe you should consider the following important information:

•            Our gross profit dollars and gross profit as a percentage of net revenues continued to be impacted by our efforts to (i) retain existing clients, (ii) obtain new business and (iii) maintain or improve the purchase discounts we received from manufacturers, wholesalers and retail pharmacies. In particular, competitive pressures in the PBM industry has caused us and other PBMs to continue to share a larger portion of rebates and/or discounts received from pharmaceutical manufacturers. In addition, market dynamics and regulatory changes have impacted our ability to offer plan sponsors pricing that includes retail network “differential” or “spread”. We expect these trends to continue.

•          As discussed previously in this document, we review our network contracts on an individual basis to determine if the related revenues should be accounted for using the gross method or net method under the applicable accounting rules. Caremark’s network contracts are predominantly accounted for using the gross method, which results in higher revenues, higher cost of revenues and lower gross profit rates. The conversion of certain RxAmerica contracts to the Caremark contract structure increased our net revenues, increased our cost of revenues and lowered our gross profit rates in 2010 and 2009. Although this change did not affect our gross profit dollars, it did reduce our gross profit rates by approximately 40 basis points in each of the years ended December 31, 2010 and 2009.

•          Our gross profit as a percentage of revenues benefited from the increase in our total generic dispensing rate, which increased to 74.1% and 71.5% in 2011 and 2010, respectively, compared to our generic dispensing rate of 68.2% in 2009. These increases were primarily due to new generic drug introductions and our continued efforts to encourage plan members to use generic drugs when they are available.

•          Effective January 1, 2010, CMS issued a regulation requiring that any difference between the drug price charged to Medicare Part D plan sponsors by a PBM and the price paid for the drug by the PBM to the dispensing provider (commonly called “differential” or “spread”) be reported as an administrative cost rather than a drug cost of the plan sponsor for purposes of calculating certain government subsidy payments and the drug price to be charged to enrollees. As noted above, these changes have impacted our ability to offer Medicare Part D plan sponsors pricing that includes the use of retail network “differential” or “spread.” This change impacted both our gross profit dollars and gross profit as a percentage of net revenues in 2011 and 2010 compared to 2009.

Operating expenses in our Pharmacy Services Segment, which include selling, general and administrative expenses, depreciation and amortization related to selling, general and administrative activities and retail specialty pharmacy store and administrative payroll, employee benefits and occupancy costs, decreased to 1.8% of net revenues in 2011 compared to 2.0% and 1.9% in 2010 and 2009, respectively.

As you review our Pharmacy Services segment’s performance in this area, we believe you should consider the following important information:

•          Operating expenses increased $105 million to $1.1 billion, in the year ended December 30, 2011, compared to $954 million in the prior year. The increase in operating expenses is primarily related to normal operating expenses of the acquired UAM Medicare Part D Business, costs associated with changes designed to streamline our business, expenses associated with the acquisition and integration of the UAM Medicare Part D Business, partially offset by disciplined expense management.

•          During 2010, the decrease in operating expenses of $6 million or approximately 1.0%, to $954 million compared to 2009, is primarily related to lower bad debt expense, and lower operating costs associated with our Medicare Part D program, partially offset by an increase in costs associated with changes designed to streamline our business.

Retail Pharmacy Segment

The following table summarizes our Retail Pharmacy segment’s performance for the respective periods:

	Year Ended December 31,
In millions	2011	2010	2009
Net revenues	$59,599	$57,345	$55,355
Gross profit	17,468	17,039	16,593
Gross profit % of net revenues	29.3%	29.7%	30.0%
Operating expenses	12,556	12,502	12,434
Operating expenses % of net revenues	21.1%	21.8%	22.5%
Operating profit	4,912	4,537	4,159
Operating profit % of net revenues	8.2%	7.9%	7.5%
Net revenue increase:
Total	3.9%	3.6%	13.0%
Pharmacy	4.4%	4.1%	13.1%
Front Store	3.0%	2.6%	12.7%
Same store sales increase:(1)
Total	2.3%	2.1%	5.0%
Pharmacy	3.1%	2.9%	6.9%
Front Store	0.8%	0.5%	1.2%
Generic dispensing rates	75.6%	73.0%	69.9%
Pharmacy % of net revenues	68.3%	68.0%	67.5%
Third party % of pharmacy revenue	97.8%	97.4%	96.9%
Retail prescriptions filled	657.8	636.3	616.5

(1)      Same store sales increase includes the Longs Drug Stores beginning in November 2009.

Net revenues increased $2.3 billion, or 3.9%, to $59.6 billion for the year ended December 31, 2011, as compared to the prior year. This increase was primarily driven by a same store sales increase of 2.3% and net revenues from new stores, which accounted for approximately 130 basis points of our total net revenue percentage increase during the year. Additionally, we continue to see a positive impact on our net revenues due to the growth of our Maintenance Choice program.

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

As you review our Retail Pharmacy segment’s performance in this area, we believe you should consider the following important information:

•            Pharmacy revenues continued to benefit from incremental prescription volume associated with our Maintenance Choice program. Pharmacy same store sales rose 3.1% in the year ended December 31, 2011, as compared to the prior year. The year ended December 31, 2011, includes a positive impact from Maintenance Choice of approximately 160 basis points on a net basis, (i.e., a positive impact of approximately 190 basis points on a gross basis, net of approximately 30 basis points from the conversion of 30-day prescriptions at retail to 90-day prescriptions under the Maintenance Choice program).

•          Pharmacy revenues continue to be negatively impacted by the conversion of brand name drugs to equivalent generic drugs, which typically have a lower selling price. Pharmacy same store sales were negatively impacted by approximately 215 basis points for the year ended December 31, 2011, respectively, due to recent generic introductions. In addition, our pharmacy growth has also been adversely affected by the lack of significant new brand name drug introductions, higher consumer co-payments and co-insurance arrangements and an increase in the number of over-the-counter remedies that were historically only available by prescription.

•          As of December 31, 2011, we operated 7,327 retail stores compared to 7,182 retail stores as of December 31, 2010 and 7,025 retail stores as of December 31, 2009. Total net revenues from new stores (excluding acquired stores) contributed approximately 1.3%, 1.4% and 1.6% to our total net revenue percentage increase in 2011, 2010, and 2009, respectively.

•          Pharmacy revenue growth continued to benefit from increased utilization by Medicare Part D beneficiaries, the ability to attract and retain managed care customers and favorable industry trends. These trends include an aging American population; many “baby boomers” are now in their fifties and sixties and are consuming a greater number of prescription drugs. In addition, the increased use of pharmaceuticals as the first line of defense for individual health care also contributed to the growing demand for pharmacy services. We believe these favorable industry trends will continue.

Gross profit in our Retail Pharmacy Segment includes net revenues less the cost of merchandise sold during the reporting period and the related purchasing costs, warehousing costs, delivery costs and actual and estimated inventory losses.

Gross profit increased $429 million, or 2.5%, to $17.5 billion in the year ended December 31, 2011, as compared to the prior year. Gross profit as a percentage of net revenues decreased to 29.3% in year ended December 31, 2011, from 29.7% in 2010. The increase in gross profit dollars in the year ended December 31, 2011, was primarily driven by increases in net revenue. Gross profit as a percentage of revenue was negatively impacted during 2011 by lower pharmacy margins due to continued reimbursement pressure which was partially offset by the positive impact of increased generic drugs dispensed.

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

As you review our Retail Pharmacy segment’s performance in this area, we believe you should consider the following important information:

•          On average, our gross profit on front-store revenues is generally higher than our average gross profit on pharmacy revenues. Front-store revenues were 31.7%, 32.0% and 32.5% of total revenues, in 2011, 2010 and 2009, respectively. Pharmacy revenues were 68.3%, 68.0% and 67.5% of total revenues, in 2011, 2010 and 2009, respectively. This shift in sales mix had a negative effect on our overall gross profit for the year ended December 31, 2011.

•          During 2011 and 2010, our front-store gross profit rate was positively impacted by increases in private label and proprietary brand product sales, which normally yield a higher gross profit rate than other front-store products.

•          During 2011, 2010 and 2009, our pharmacy gross profit rate continued to benefit from an increase in generic drug revenues, which normally yield a higher gross profit rate than equivalent brand name drug revenues.

•          Our pharmacy gross profit rates have been adversely affected by the efforts of managed care organizations, pharmacy benefit managers and governmental and other third-party payors to reduce their prescription drug costs. In the event this trend continues, we may not be able to sustain our current rate of revenue growth and gross profit dollars could be adversely impacted.

•          The increased use of generic drugs has positively impacted our gross profit margins but has resulted in third party payors augmenting their efforts to reduce reimbursement payments to retail pharmacies for prescriptions. This trend, which we expect to continue, reduces the benefit we realize from brand to generic product conversions.

•          Sales to customers covered by third party insurance programs have continued to increase and, thus, have become a larger component of our total pharmacy business. On average, our gross profit on third party pharmacy revenues is lower than our gross profit on cash pharmacy revenues. Third party pharmacy revenues were 97.8% of pharmacy revenues in 2011, compared to 97.4% and 96.9% of pharmacy revenues in 2010 and 2009, respectively.

•          The Federal Government’s Medicare Part D benefit is increasing prescription utilization. However, it is also decreasing our pharmacy gross profit rates as our higher gross profit business (e.g., cash customers) continued to migrate to Part D coverage during 2011, 2010 and 2009.

•          The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (collectively, “PPACA”) made several significant changes to Medicaid rebates and to reimbursement. One of these changes was to revise the definition of Average Manufacturer Price and the reimbursement formula for multi-source drugs. CMS has not yet issued regulations implementing these changes. Therefore, we cannot predict the effect these changes will have on Medicaid reimbursement or their impact on the Company.

Operating expenses in our Retail Pharmacy Segment include store payroll, store employee benefits, store occupancy costs, selling expenses, advertising expenses, depreciation and amortization expense and certain administrative expenses.

Operating expenses increased $54 million, or less than 1% to $12.6 billion, or 21.1% as a percentage of net revenues, in the year ended December 31, 2011, as compared to $12.5 billion, or 21.8% as a percentage of net revenues, in the prior year. We continue to see improvement in operating expenses as a percentage of net revenues for the year ended December 31, 2011, due to improved expense leverage from our same store sales growth and expense control initiatives.

Operating expenses increased $68 million, or less than 1%, to $12.5 billion, or 21.8% as a percentage of net revenues, in the year ended December 31, 2010, as compared to $12.4 billion, or 22.5% as a percentage of net revenues, in the prior year. The increase in operating expenses in 2010 was the result of higher store operating costs associated with our increased store count, partially offset by the absence of costs incurred related to the integration of the Longs Acquisition which were incurred in 2009. The improvement in operating expenses as a percentage of net revenues for the year ended December 31, 2010, was primarily due to improved expense leverage from our same store sale growth and expense control initiatives.

Corporate Segment

Operating expenses decreased $10 million, or 1.6%, to $616 million in the year ended December 31, 2011, as compared to the prior year. Operating expenses increased $87 million, or 16.3% during 2010. Operating expenses within the Corporate segment include executive management, corporate relations, legal, compliance, human resources, corporate information technology and finance related costs.

The decrease in operating expenses in 2011 was primarily driven by lower professional fees for legal services and lower consulting costs. Operating expenses increased during 2010 primarily due to higher professional fees, primarily for legal services associated with increased litigation activity, information technology services associated with enterprise initiatives, compensation and benefit costs, and depreciation.

Liquidity and Capital Resources

We maintain a level of liquidity sufficient to allow us to cover our cash needs in the short-term. Over the long-term, we manage our cash and capital structure to maximize shareholder return, maintain our financial position and maintain flexibility for future strategic initiatives. We continuously assess our working capital needs, debt and leverage levels, capital expenditure requirements, dividend payouts, potential share repurchases and future investments or acquisitions. We believe our operating cash flows, commercial paper program, sale-leaseback program, as well as any potential future borrowings, will be sufficient to fund these future payments and long-term initiatives.

Net cash provided by operating activities was $5.9 billion for the year ended December 31, 2011, compared to $4.8 billion in 2010, and $4.0 billion in 2009. The increase in 2011 was related to improvements in inventory and accounts payable management, increases in accrued expenses due to the timing of payments and growth in claims payable due to increased volume of activity in our Pharmacy Services segment, partially offset by increased accounts receivable. The increase in net cash provided by operating activities during 2010 was primarily due to increases in cash receipts from customers, decreases in inventory purchases, partially offset by cash paid to other suppliers.

Net cash used in investing activities was $2.4 billion, representing an increase of $770 million in 2011. This compares to approximately $1.6 billion and $1.1 billion in 2010 and 2009, respectively. In 2011, the increase in net cash used in investing activities was primarily due to the cash paid to acquire the UAM Medicare Part D Business, partially offset by the proceeds from the sale of our TheraCom subsidiary, increased proceeds from sale-lease back transactions and lower purchases of property and equipment. In 2010, the increase in net cash used in investing activities was primarily due to a reduction in the amount of proceeds received from sale-leaseback transactions, partially offset by less cash used for purchases of property and equipment.

In 2011, gross capital expenditures totaled $1.9 billion, a decrease of $133 million compared to the prior year. During 2011, approximately 45.8% of our total capital expenditures were for new store construction, 18.3% were for store expansion and improvements and 35.9% were for technology and other corporate initiatives. Gross capital expenditures totaled approximately $2.0 billion during 2010, compared to approximately $2.5 billion in 2009. The decrease in gross capital expenditures during 2010 was primarily due to the absence of spending which occurred in 2009 related to resets of stores acquired as part of the Longs Acquisition. During 2010, approximately 52.0% of our total capital expenditures were for new store construction, 14.5% were for store expansion and improvements and 33.5% were for technology and other corporate initiatives.

Proceeds from sale-leaseback transactions totaled $592 million in 2011. This compares to $507 million in 2010 and $1.6 billion in 2009. Under the sale-leaseback transactions, the properties are generally sold at net book value, which generally approximates fair value, and the resulting leases qualify and are accounted for as operating leases. The specific timing and amount of future sale-leaseback transactions will vary depending on future market conditions and other factors. The decrease in 2010 was primarily due to higher transaction volume in 2009 as a result of a deferral of transactions from 2008, due to market conditions.

Following is a summary of our store development activity for the respective years:

	2011(2)	2010(2)	2009(2)
Total stores (beginning of year)	7,248	7,095	6,997
New and acquired stores(1)	162	183	180
Closed stores (1)	(22)	(30)	(82)

Total stores (end of year)	7,388	7,248	7,095

Relocated stores	86	106	110

(1)          Relocated stores are not included in new or closed store totals.

(2)          Excludes specialty mail order facilities.

Net cash used in financing activities was approximately $3.5 billion in 2011, compared to net cash used in financing activities of $2.8 billion in 2010 and net cash used in financing activities of $3.2 billion in 2009. Net cash used in financing activities during 2011, was primarily due to $3.0 billion of share repurchases associated with the share repurchase program outlined below, as well as a net reduction in our outstanding debt of $209 million. Net cash used in financing activities during 2010, was primarily due to the repayment of long-term-debt of approximately $2.1 billion, $1.5 billion of share repurchases associated with the share repurchase programs described below, partially offset by the proceeds received of $991 million related to the issuance of long-term debt. Net cash used in financing activities during 2009 was primarily due to approximately $2.5 billion of share repurchases associated with the share repurchase programs described below, the net reduction of approximately $2.2 billion of our outstanding commercial paper borrowings, the repayment of $500 million of borrowings outstanding under our bridge credit facility used to finance the Longs Acquisition, and the payment of $439 million of dividends on our common stock. This was partially offset by the net increase in long-term debt of approximately $2.1 billion and proceeds from the exercise of stock options of $250 million.

Share repurchase programs - On August 23, 2011, our Board of Directors authorized a share repurchase program for up to $4.0 billion of outstanding common stock (the “2011 Repurchase Program”). The share repurchase authorization, which was effective immediately, permits us to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions. The 2011 Repurchase Program may be modified or terminated by the Board of Directors at any time.

Pursuant to the authorization under the 2011 Repurchase Program, on August 24, 2011, we entered into a $1.0 billion fixed dollar accelerated share repurchase (“ASR”) agreement with Barclays Bank PLC (“Barclays”). The ASR agreement contained provisions that establish the minimum and maximum number of shares to be repurchased during its term. Pursuant to the ASR agreement, on August 25, 2011, we paid $1.0 billion to Barclays in exchange for Barclays delivering 20.3 million shares of common stock to us. On September 16, 2011, upon establishment of the minimum number of shares to be repurchased, Barclays delivered an additional 5.4 million shares of common stock to us. At the conclusion of the transaction on December 28, 2011, Barclays delivered a final installment of 1.6 million shares of common stock on December 29, 2011. The aggregate 27.3 million shares of common stock delivered to us by Barclays, were placed into treasury stock. As of December 31, 2011, we had approximately $3.0 billion remaining under the 2011 Repurchase Program.

On June 14, 2010, our Board of Directors authorized a share repurchase program for up to $2.0 billion of our outstanding common stock (the “2010 Repurchase Program”). During the year ended December 31, 2011, we repurchased an aggregate of 56.4 million shares of common stock for approximately $2.0 billion, completing the 2010 Repurchase Program.

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

Short-term borrowings - We had $750 million of commercial paper outstanding at a weighted average interest rate of 0.37% as of December 31, 2011. In connection with our commercial paper program, we maintain a $1.3 billion, five-year unsecured back-up credit facility, which expires on March 12, 2012, and a $1.0 billion three-year unsecured back-up credit facility, which expires on May 27, 2013, and a $1.3 billion, four-year unsecured back-up credit facility which expires on May 12, 2015. The credit facilities allow for borrowings at various rates that are dependent, in part, on our public debt ratings and require us to pay a weighted average quarterly facility fee of approximately 0.04%, regardless of usage. As of December 31, 2011, there were no borrowings outstanding under the back-up credit facilities. We intend to renew our back-up credit facility which expires in March 2012.

Long-term borrowings — In connection with our acquisition of the UAM Medicare Part D Business in April 2011, we assumed $110 million of long-term debt in the form of Trust Preferred Securities that mature through 2037. During the year ended December 31, 2011, we repaid $60 million of the Trust Preferred Securities at par and intend to repay the remaining $50 million at par in 2012.

On May 12, 2011, we issued $550 million of 4.125% unsecured senior notes due May 15, 2021 and issued $950 million of 5.75% unsecured senior notes due May 15, 2041 (collectively, the “2011 Notes”) for total proceeds of approximately $1.5 billion, net of discounts and underwriting fees. The 2011 Notes pay interest semi-annually and may be redeemed, in whole at any time, or in part from time to time, at our option at a defined redemption price plus accrued and unpaid interest to the redemption date. The net proceeds of the 2011 Notes were used to repay commercial paper borrowings and certain other corporate debt, and were used for general corporate purposes.

On December 8, 2011, we repurchased $958 million of the principal amount of our Enhanced Capital Advantaged Preferred Securities (“ECAPS”) at par. The fees and write-off of deferred issuance costs associated with the early extinguishment of the ECAPS were de minimis. The remaining $42 million of outstanding ECAPS are due in 2062 and bear interest at 6.302% per year until June 1, 2012, at which time they will pay interest based on a floating rate. The ECAPS pay interest semi-annually and may be redeemed at any time, in whole or in part at a defined redemption price plus accrued interest.

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

On July 1, 2009, we issued $300 million of unsecured floating rate senior notes due January 30, 2011 (the “2009 Floating Rate Notes”). The 2009 Floating Rate Notes pay interest quarterly. The net proceeds from the 2009 Floating Rate Notes were used for general corporate purposes.

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

Our backup credit facility, unsecured senior notes and Enhanced Capital Advantaged Preferred Securities (see Note 6 to the Consolidated Financial Statements) contain customary restrictive financial and operating covenants.

These covenants do not include a requirement for the acceleration of our debt maturities in the event of a downgrade in our credit rating. We do not believe the restrictions contained in these covenants materially affect our financial or operating flexibility.

As of December 31, 2011 and 2010 we had no outstanding derivative financial instruments.

Debt Ratings - As of December 31, 2011, our long-term debt was rated “Baa2” by Moody’s with a stable outlook and “BBB+” by Standard & Poor’s with a stable outlook, and our commercial paper program was rated “P-2” by Moody’s and “A-2” by Standard & Poor’s. In assessing our credit strength, we believe that both Moody’s and Standard & Poor’s considered, among other things, our capital structure and financial policies as well as our consolidated balance sheet, our historical acquisition activity and other financial information. Although we currently believe our long-term debt ratings will remain investment grade, we cannot guarantee the future actions of Moody’s and/or Standard & Poor’s. Our debt ratings have a direct impact on our future borrowing costs, access to capital markets and new store operating lease costs.

Quarterly Dividend Increase - In December 2011, our Board of Directors authorized a 30% increase in our quarterly common stock dividend to $0.1625 per share. This increase equates to an annual dividend rate of $0.65 per share. On January 11, 2011, our Board of Directors authorized a 43% increase in our quarterly common stock dividend to $0.125 per share. This increase equated to an annual dividend rate of $0.50 per share. In January 2010, our Board of Directors authorized a 15% increase in our quarterly common stock dividend to $0.0875 per share. This increase equated to an annual dividend rate of $0.35 per share.

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

Between 1991 and 1997, the Company sold or spun off a number of subsidiaries, including Bob’s Stores, Linens’n Things, Marshalls, Kay-Bee Toys, This End Up and Footstar. In many cases, when a former subsidiary leased a store, the Company provided a guarantee of the store’s lease obligations. When the subsidiaries were disposed of, the Company’s guarantees remained in place, although each initial purchaser has indemnified the Company for any lease obligations the Company was required to satisfy. If any of the purchasers or any of the former subsidiaries were to become insolvent and failed to make the required payments under a store lease, the Company could be required to satisfy these obligations.

As of December 31, 2011, the Company guaranteed approximately 75 such store leases (excluding the lease guarantees related to Linens ‘n Things), with the maximum remaining lease term extending through 2022. Management believes the ultimate disposition of any of the remaining lease guarantees will not have a material adverse effect on the Company’s consolidated financial condition or future cash flows. Please see “Income (loss) from discontinued operations” previously in this document for further information regarding our guarantee of certain Linens ‘n Things’ store lease obligations.

Following is a summary of our significant contractual obligations as of December 31, 2011:

	Payments Due by Period
In millions	Total	2012	2013 to 2014	2015 to 2016	Thereafter
Operating leases	$27,625	$2,230	$4,079	$3,686	$17,630
Leases from discontinued operations	130	25	43	35	27
Long-term debt	9,096	53	551	1,250	7,242
Interest payments on long-term debt(1)	6,998	547	1,023	933	4,495
Other long-term liabilities reflected in our consolidated balance sheet	455	44	96	96	219
Capital lease obligations	337	20	40	40	237

	$44,641	$2,919	$5,832	$6,040	$29,850

(1)          Interest payments on long-term debt are calculated on outstanding balances and interest rates in effect on December 31, 2011.

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

We deduct from our revenues the manufacturers’ rebates that are earned by our clients based on their members’ utilization of brand-name formulary drugs. We estimate these rebates at period-end based on actual and estimated claims data and our estimates of the manufacturers’ rebates earned by our clients. We base our estimates on the best available data at period-end and recent history for the various factors that can affect the amount of rebates due to the client. We adjust our rebates payable to clients to the actual amounts paid when these rebates are paid or as significant events occur. We record any cumulative effect of these adjustments against revenues as identified, and adjust our estimates prospectively to consider recurring matters. Adjustments generally result from contract changes with our clients or manufacturers, differences between the estimated and actual product mix subject to rebates or whether the product was included in the applicable formulary. We also deduct from our revenues pricing guarantees and guarantees regarding the level of service we will provide to the client or member as well as other payments made to our clients. Because the inputs to most of these estimates are not subject to a high degree of subjectivity or volatility, the effect of adjustments between estimated and actual amounts have not been material to our results of operations or financial position.

We participate in the Federal Government’s Medicare Part D program as a PDP. Our net revenues include insurance premiums earned by the PDP, which are determined based on the PDP’s annual bid and related contractual arrangements with CMS. The insurance premiums include a beneficiary premium, which is the responsibility of the PDP member, but is subsidized by CMS in the case of low-income members, and a direct premium paid by CMS. Premiums collected in advance are initially deferred as accrued expenses and are then recognized ratably as revenue over the period in which members are entitled to receive benefits.

In addition to these premiums, our net revenues include co-payments, coverage gap benefits, deductibles and co-insurance (collectively, the “Member Co-Payments”) related to PDP members’ actual prescription claims. In certain cases, CMS subsidizes a portion of these Member Co-Payments and we are paid an estimated prospective Member Co-Payment subsidy, each month. The prospective Member Co-Payment subsidy amounts received from CMS are also included in our net revenues. We assume no risk for these amounts, which represented 3.1%, 2.6% and 3.5% of consolidated net revenues in 2011, 2010 and 2009, respectively. If the prospective Member Co-Payment subsidies received differ from the amounts based on actual prescription claims, the difference is recorded in either accounts receivable or accrued expenses. We account for CMS obligations and Member Co-Payments (including the amounts subsidized by CMS) using the gross method consistent with our revenue recognition policies for Mail Co-Payments and Retail Co-Payments. We have recorded estimates of various assets and liabilities arising from our participation in the Medicare Part D program based on information in our claims management and enrollment systems. Significant estimates arising from our participation in the Medicare Part D program include: (i) estimates of low-income cost subsidy and reinsurance amounts ultimately payable to or receivable from CMS based on a detailed claims reconciliation, (ii) an estimate of amounts payable to CMS under a risk-sharing feature of the Medicare Part D program design, referred to as the risk corridor and (iii) estimates for claims that have been reported and are in the process of being paid or contested and for our estimate of claims that have been incurred but have not yet been reported. Actual amounts of Medicare Part D-related assets and liabilities could differ significantly from amounts recorded. Historically, the effect of these adjustments has not been material to our results of operations or financial position.

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

Our total reserve for estimated inventory losses covered by this critical accounting policy was $179 million as of December 31, 2011. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for estimated inventory losses, it is possible that actual results could differ. In order to help you assess the aggregate risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated inventory losses, which we believe is a reasonably likely change, would increase or decrease our total reserve for estimated inventory losses by about $18 million as of December 31, 2011.

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

The carrying value of goodwill and other intangible assets covered by this critical accounting policy was $26.5 billion and $9.9 billion as of December 31, 2011, respectively. We did not record any impairment losses related to goodwill or other intangible assets during 2011, 2010 or 2009. During the third quarter of 2011, we performed our required annual impairment tests of goodwill and indefinitely-lived trademarks. The results of the impairment tests concluded that there was no impairment of goodwill or trademarks. The goodwill impairment test resulted in the fair value of our Retail Pharmacy reporting unit exceeding its carrying value by a substantial margin and the fair value of our Pharmacy Services reporting unit exceeding its carrying value by approximately 15%. The carrying value of goodwill as of December 31, 2011, in our Retail Pharmacy and Pharmacy Services reporting units was $6.8 billion and $19.7 billion, respectively.

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

Our total closed store lease liability covered by this critical accounting policy was $430 million as of December 31, 2011. This amount is net of $239 million of estimated sublease income that is subject to the uncertainties discussed above. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for sublease income, it is possible that actual results could differ.

In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated sublease income, which we believe is a reasonably likely change, would increase or decrease our total closed store lease liability by about $24 million as of December 31, 2011.

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

Our total self-insurance liability covered by this critical accounting policy was $509 million as of December 31, 2011. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for our self-insurance liability, it is possible that actual results could differ. In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimate for our self-insurance liability, which we believe is a reasonably likely change, would increase or decrease our self-insurance liability by about $51 million as of December 31, 2011.

We have not made any material changes in the accounting methodology used to establish our self-insurance liability during the past three years.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements, (“ASU 2010-06”). ASU 2010-06 expanded the required disclosures about fair value measurements by requiring (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) expanded fair value measurement disclosures for each class of assets and liabilities, and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. ASU 2010-06 was effective for annual reporting periods beginning after December 15, 2009, except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The adoption of ASU 2010-06 did not have a material impact on our financial statement disclosures.

In May 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 eliminates the current option to report other comprehensive income and its components in the statement of shareholders’ equity. Instead, an entity will have the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 also required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive is presented. In December 2011, the FASB issued ASU 2011-12 Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which indefinitely defers the guidance related to the presentation of reclassification adjustments. ASU 2011-05 is effective for interim and annual periods beginning after December 15, 2011 and should be applied retrospectively. The Company is still evaluating which of the two alternatives it will apply in reporting comprehensive income. Neither alternative is expected to have a material impact on the Company’s consolidated results of operations and neither alternative will have an impact on the Company’s financial condition or cash flows.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment (“ASU 2011-08”). ASU 2011-08 allows entities to use a qualitative approach to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If after performing the qualitative assessment an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step goodwill impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step goodwill impairment test. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We do not expect the adoption of ASU 2011-08 will have a material impact on our consolidated results of operations, financial condition or cash flows.

In September 2011, the FASB issued ASU 2011-09, Disclosures about an Employer’s Participation in a Multiemployer Plan (“ASU 2011-09”). ASU 2011-09 requires additional quantitative and qualitative disclosures of entities who participate in multiemployer pension and other postretirement plans. ASU 2011-09 is effective for annual periods ending after December 15, 2011 and should be applied retrospectively. The adoption of ASU 2011-09 did not have a material impact on our financial statement disclosures.

Cautionary Statement Concerning Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Caremark Corporation. The Company and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission (“SEC”) and in its reports to stockholders. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “project,” “anticipate,” “will,” “should” and similar expressions identify statements that constitute forward-looking statements. All statements addressing operating performance of CVS Caremark Corporation or any subsidiary, events or developments that the Company expects or anticipates will occur in the future, including statements relating to revenue growth, earnings or earnings per common share growth, adjusted earnings or adjusted earnings per common share growth, free cash flow, debt ratings, inventory levels, inventory turn and loss rates, store development, relocations and new market entries, PBM business and sales trends, Medicare Part D competitive bidding and enrollment and new product development, as well as statements expressing optimism or pessimism about future operating results or events, are forward-looking statements within the meaning of the Reform Act.

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

By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons, including, but not limited to:

•       Risks relating to the health of the economy in general and in the markets we serve, which could impact consumer purchasing power, preferences and/or spending patterns, drug utilization trends, the financial health of our PBM clients and our ability to secure necessary financing, suitable store locations and sale-leaseback transactions on acceptable terms

•       Efforts to reduce reimbursement levels and alter health care financing practices, including pressure to reduce reimbursement levels for generic drugs.

•       The possibility of PBM client loss and/or the failure to win new PBM business.

•       Risks related to the frequency and rate of the introduction of generic drugs and brand name prescription products.

•       Risks of declining gross margins in the PBM industry attributable to increased competitive pressures, increased client demand for lower prices, enhanced service offerings and/or higher service levels and market dynamics and regulatory changes that impact our ability to offer plan sponsors pricing that includes the use of retail “differential” or “spread.”

•       Regulatory and business changes relating to our participation in Medicare Part D.

•       Possible changes in industry pricing benchmarks.

•       An extremely competitive business environment.

•       Reform of the U.S. health care system.

•       Risks relating to our failure to properly maintain our information technology systems, our information security systems and our infrastructure to support our business and to protect the privacy and security of sensitive customer and business information.

•       Risks related to compliance with a broad and complex regulatory framework, including compliance with new and existing federal, state and local laws and regulations relating to health care, accounting standards, corporate securities, tax, environmental and other laws and regulations affecting our business.

•       Risks related to litigation and other legal proceedings as they relate to our business, the pharmacy services, retail pharmacy or retail clinic industry or to the health care industry generally.

•       Other risks and uncertainties detailed from time to time in our filings with the SEC.

The foregoing list is not exhaustive. There can be no assurance that the Company has correctly identified and appropriately assessed all factors affecting its business. Additional risks and uncertainties not presently known to the Company or that it currently believes to be immaterial also may adversely impact the Company. Should any risks and uncertainties develop into actual events, these developments could have a material adverse effect on the Company’s business, financial condition and results of operations. For these reasons, you are cautioned not to place undue reliance on the Company’s forward-looking statements.

Management’s Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our Company’s internal control over financial reporting includes those policies and procedures that pertain to the Company’s ability to record, process, summarize and report a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that the unauthorized acquisition, use or disposition of assets are prevented or timely detected and that transactions are authorized, recorded and reported properly to permit the preparation of financial statements in accordance with generally accepted accounting principles (GAAP) and receipt and expenditures are duly authorized. In order to ensure the Company’s internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 31, 2011.

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

Based on our assessment, we conclude our Company’s internal control over financial reporting is effective and provides reasonable assurance that assets are safeguarded and that the financial records are reliable for preparing financial statements as of December 31, 2011.

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

February 17, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CVS Caremark Corporation

We have audited CVS Caremark Corporation’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). CVS Caremark Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on CVS Caremark Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, CVS Caremark Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CVS Caremark Corporation as of December 31, 2011 and 2010 and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2011 of CVS Caremark Corporation and our report dated February 17, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 17, 2012

Consolidated Statements of Income

	Year Ended December 31,
In millions, except per share amounts	2011	2010	2009
Net revenues	$107,100	$95,778	$98,215
Cost of revenues	86,539	75,559	77,857

Gross profit	20,561	20,219	20,358
Operating expenses	14,231	14,082	13,933

Operating profit	6,330	6,137	6,425
Interest expense, net	584	536	525

Income before income tax provision	5,746	5,601	5,900
Income tax provision	2,258	2,179	2,200

Income from continuing operations	3,488	3,422	3,700
Income (loss) from discontinued operations, net of tax	(31)	2	(4)

Net income	3,457	3,424	3,696
Net loss attributable to noncontrolling interest	4	3	—

Net income attributable to CVS Caremark	$3,461	$3,427	$3,696

Basic earnings per common share:
Income from continuing operations attributable to CVS Caremark	$2.61	$2.51	$2.58
Loss from discontinued operations attributable to CVS Caremark	(0.02)	—	—

Net income attributable to CVS Caremark	$2.59	$2.51	$2.58

Weighted average common shares outstanding	1,338	1,367	1,434

Diluted earnings per common share:
Income from continuing operations attributable to CVS Caremark	$2.59	$2.49	$2.55
Loss from discontinued operations attributable to CVS Caremark	(0.02)	—	—

Net income attributable to CVS Caremark	$2.57	$2.49	$2.55

Weighted average common shares outstanding	1,347	1,377	1,450

Dividends declared per common share	$0.500	$0.350	$0.305

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

	December 31,
In millions, except per share amounts	2011	2010
Assets:
Cash and cash equivalents	$1,413	$1,427
Short-term investments	5	4
Accounts receivable, net	6,047	4,925
Inventories	10,046	10,695
Deferred income taxes	503	511
Other current assets	580	144

Total current assets	18,594	17,706
Property and equipment, net	8,467	8,322
Goodwill	26,458	25,669
Intangible assets, net	9,869	9,784
Other assets	1,155	688

Total assets	$64,543	$62,169

Liabilities:
Accounts payable	$4,370	$4,026
Claims and discounts payable	3,487	2,569
Accrued expenses	3,293	3,070
Short-term debt	750	300
Current portion of long-term debt	56	1,105

Total current liabilities	11,956	11,070
Long-term debt	9,208	8,652
Deferred income taxes	3,853	3,655
Other long-term liabilities	1,445	1,058
Commitments and contingencies (Note 13)
Redeemable noncontrolling interest	30	34
Shareholders’ equity:
Preferred stock, par value $0.01: 0.1 shares authorized; none issued or outstanding	—	—
Common stock, par value $0.01: 3,200 shares authorized; 1,640 shares issued and 1,298 shares outstanding at December 31, 2011 and 1,624 shares issued and 1,363 shares outstanding at December 31, 2010	16	16
Treasury stock, at cost: 340 shares at December 31, 2011 and 259 shares at December 31, 2010	(11,953)	(9,030)
Shares held in trust: 2 shares at December 31, 2011 and 2010	(56)	(56)
Capital surplus	28,126	27,610
Retained earnings	22,090	19,303
Accumulated other comprehensive loss	(172)	(143)

Total shareholders’ equity	38,051	37,700

Total liabilities and shareholders’ equity	$64,543	$62,169

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,
In millions	2011	2010	2009
Cash flows from operating activities:
Cash receipts from customers	$97,688	$94,503	$93,568
Cash paid for inventory and prescriptions dispensed by retail network pharmacies	(75,148)	(73,143)	(73,536)
Cash paid to other suppliers and employees	(13,635)	(13,778)	(13,121)
Interest received	4	4	5
Interest paid	(647)	(583)	(542)
Income taxes paid	(2,406)	(2,224)	(2,339)

Net cash provided by operating activities	5,856	4,779	4,035

Cash flows from investing activities:
Purchases of property and equipment	(1,872)	(2,005)	(2,548)
Proceeds from sale-leaseback transactions	592	507	1,562
Proceeds from sale of property and equipment	4	34	23
Acquisitions (net of cash acquired) and other investments	(1,441)	(177)	(101)
Purchase of available-for-sale investments	(3)	—	(5)
Sale or maturity of available-for-sale investments	60	1	—
Proceeds from sale of subsidiary	250	—	—

Net cash used in investing activities	(2,410)	(1,640)	(1,069)

Cash flows from financing activities:
Increase (decrease) in short-term debt	450	(15)	(2,729)
Proceeds from issuance of long-term debt	1,463	991	2,800
Repayments of long-term debt	(2,122)	(2,103)	(653)
Dividends paid	(674)	(479)	(439)
Derivative settlements	(19)	(5)	(3)
Proceeds from exercise of stock options	431	285	250
Excess tax benefits from stock-based compensation	21	28	19
Repurchase of common stock	(3,001)	(1,500)	(2,477)
Other	(9)	—	—

Net cash used in financing activities	(3,460)	(2,798)	(3,232)

Net increase (decrease) in cash and cash equivalents	(14)	341	(266)
Cash and cash equivalents at the beginning of the year	1,427	1,086	1,352

Cash and cash equivalents at the end of the year	$1,413	$1,427	$1,086

Reconciliation of net income to net cash provided by operating activities:
Net income	$3,457	$3,424	$3,696
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,568	1,469	1,389
Stock-based compensation	135	150	165
Gain on sale of subsidiary	(53)	—	—
Deferred income taxes and other noncash items	144	30	48
Change in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable, net	(748)	532	(86)
Inventories	607	(352)	(1,199)
Other current assets	(420)	(4)	48
Other assets	(49)	(210)	(2)
Accounts payable	1,128	(40)	4
Accrued expenses	85	(176)	(66)
Other long-term liabilities	2	(44)	38

Net cash provided by operating activities	$5,856	$4,779	$4,035

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Shares			Dollars
	Year Ended December 31,			Year Ended December 31,
In millions	2011	2010	2009	2011	2010	2009
Preference stock:
Beginning of year	—	—	4	$—	$—	$191
Conversion to common stock	—	—	(4)	—	—	(191)

End of year	—	—	—	$—	$—	$—

Common stock:
Beginning of year	1,624	1,612	1,603	$16	$16	$16
Stock options exercised and issuance of stock awards	16	12	9	—	—	—

End of year	1,640	1,624	1,612	$16	$16	$16

Treasury stock:
Beginning of year	(259)	(219)	(165)	$(9,030)	$(7,610)	$(5,812)
Purchase of treasury shares	(84)	(42)	(73)	(3,001)	(1,500)	(2,477)
Conversion of preference stock	—	—	17	—	—	583
Employee stock purchase plan issuances	3	2	2	78	80	96

End of year	(340)	(259)	(219)	$(11,953)	$(9,030)	$(7,610)

Shares held in trust:
Beginning of year	(2)	(2)	(2)	$(56)	$(56)	$(56)

End of year	(2)	(2)	(2)	$(56)	$(56)	$(56)

Capital surplus:
Beginning of year				$27,610	$27,198	$27,280
Stock option activity and stock awards				495	384	291
Tax benefit on stock options and stock awards				21	28	19
Conversion of preference stock				—	—	(392)

End of year				$28,126	$27,610	$27,198

Retained earnings:
Beginning of year				$19,303	$16,355	$13,098
Net income attributable to CVS Caremark				3,461	3,427	3,696
Common stock dividends				(674)	(479)	(439)

End of year				$22,090	$19,303	$16,355

Accumulated other comprehensive loss:
Beginning of year				$(143)	$(135)	$(143)
Net cash flow hedges, net of income tax				(9)	(1)	1
Pension liability adjustment, net of income tax				(20)	(7)	7

End of year				$(172)	$(143)	$(135)

Total shareholders’ equity				$38,051	$37,700	$35,768

Comprehensive income:
Net income				$3,457	$3,424	$3,696
Other comprehensive income:
Net cash flow hedges, net of income tax				(9)	(1)	1
Pension liability adjustment, net of income tax				(20)	(7)	7

Comprehensive income				3,428	3,416	3,704
Comprehensive loss attributable to noncontrolling interest				4	3	—

Comprehensive income attributable to CVS Caremark				$3,432	$3,419	$3,704

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1                          Significant Accounting Policies

Description of business - CVS Caremark Corporation and its subsidiaries (the “Company”) is the largest pharmacy health care provider in the United States based upon revenues and prescriptions filled. The Company currently has three reportable business segments, Pharmacy Services, Retail Pharmacy and Corporate, which are described below.

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

The PSS’ specialty pharmacies support individuals that require complex and expensive drug therapies. The specialty pharmacy business includes mail order and retail specialty pharmacies that operate under the CVS Caremark® and CarePlus CVS/pharmacy® names.

The PSS also provides health management programs, which include integrated disease management for 28 conditions, through our strategic alliance with Alere, L.L.C. and the Company’s Accordant® health management offering.

In addition, through the Company’s SilverScript Insurance Company (“SilverScript”), Accendo Insurance Company (“Accendo”) and Pennsylvania Life Insurance Company (“Pennsylvania Life”) subsidiaries, the PSS is a national provider of drug benefits to eligible beneficiaries under the Federal Government’s Medicare Part D program.

The PSS generates net revenues primarily by contracting with clients to provide prescription drugs to plan members. Prescription drugs are dispensed by the mail order pharmacies, specialty pharmacies and national network of retail pharmacies. Net revenues are also generated by providing additional services to clients, including administrative services such as claims processing and formulary management, as well as health care related services such as disease management.

The pharmacy services business operates under the CVS Caremark® Pharmacy Services, Caremark®, CVS Caremark®, CarePlus CVS/pharmacy®, CarePlusTM, RxAmerica® and Accordant® names. As of December 31, 2011, the PSS operated 31 retail specialty pharmacy stores, 12 specialty mail order pharmacies and four mail service pharmacies located in 22 states, Puerto Rico and the District of Columbia.

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

As of December 31, 2011, the retail pharmacy business included 7,327 retail drugstores (of which 7,271 operated a pharmacy) located in 41 states the District of Columbia and Puerto Rico operating primarily under the CVS/pharmacy® name, the online retail website, CVS.com and 657 retail health care clinics operating under the MinuteClinic® name (of which 648 were located in CVS/pharmacy stores).

Corporate Segment - The Corporate segment provides management and administrative services to support the Company. The Corporate segment consists of certain aspects of the Company’s executive management, corporate relations, legal, compliance, human resources, corporate information technology and finance departments.

Notes to Consolidated Financial Statements (continued)

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

Cash and cash equivalents - Cash and cash equivalents consist of cash and temporary investments with maturities of three months or less when purchased. The Company invests in short-term money market funds, commercial paper, time deposits, as well as other debt securities that are classified as cash equivalents within the accompanying consolidated balance sheets, as these funds are highly liquid and readily convertible to known amounts of cash. These investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

Short-term investments - The Company’s short-term investments consist of certificate of deposits with initial maturities of greater than three months when purchased. These investments, which were classified as available-for-sale within Level 1 of the fair value hierarchy, were carried at historical cost, which approximated fair value at December 31, 2011 and 2010.

Fair value of financial instruments - As of December 31, 2011, the Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable and short-term debt. Due to the short-term nature of these instruments, the Company’s carrying value approximates fair value. The carrying amount and estimated fair value of total long-term debt was $9.3 billion and $10.8 billion, respectively, as of December 31, 2011. The fair value of long-term debt was estimated based on rates currently offered to the Company for debt with similar terms and maturities. The Company had outstanding letters of credit, which guaranteed foreign trade purchases, with a fair value of $6 million as of December 31, 2011 and 2010. There were no outstanding derivative financial instruments as of December 31, 2011 and 2010.

Accounts receivable - Accounts receivable are stated net of an allowance for doubtful accounts. The accounts receivable balance primarily includes trade amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies), clients and members, as well as vendors and manufacturers.

The activity in the allowance for doubtful trade accounts receivable is as follows:

	Year Ended December 31,
In millions	2011	2010	2009
Beginning balance	$182	$224	$189
Additions charged to bad debt expense	129	73	135
Write-offs charged to allowance	(122)	(115)	(100)

Ending balance	$189	$182	$224

Notes to Consolidated Financial Statements (continued)

Inventories - Inventories are stated at the lower of cost or market on a first-in, first-out basis using the retail inventory method in the retail pharmacy stores, the weighted average cost method in the mail service and specialty pharmacies, and the cost method on a first-in, first-out basis in the distribution centers. Physical inventory counts are taken on a regular basis in each store and a continuous cycle count process is the primary procedure used to validate the inventory balances on hand in each distribution center and mail facility to ensure that the amounts reflected in the accompanying consolidated financial statements are properly stated. During the interim period between physical inventory counts, the Company accrues for anticipated physical inventory losses on a location-by-location basis based on historical results and current trends.

Property and equipment - Property, equipment and improvements to leased premises are depreciated using the straight-line method over the estimated useful lives of the assets, or when applicable, the term of the lease, whichever is shorter. Estimated useful lives generally range from 10 to 40 years for buildings, building improvements and leasehold improvements and 3 to 10 years for fixtures, equipment and internally developed software. Repair and maintenance costs are charged directly to expense as incurred. Major renewals or replacements that substantially extend the useful life of an asset are capitalized and depreciated. Application development stage costs for significant internally developed software projects are capitalized and depreciated.

The following are the components of property and equipment at December 31:

In millions	2011	2010
Land	$1,295	$1,247
Building and improvements	2,404	2,265
Fixtures and equipment	7,582	7,148
Leasehold improvements	3,021	2,866
Software	1,098	757

	15,400	14,283
Accumulated depreciation and amortization	(6,933)	(5,961)

	$8,467	$8,322

The gross amount of property and equipment under capital leases was $211 million and $191 million as of December 31, 2011 and 2010, respectively.

Goodwill - Goodwill and other indefinite-lived assets are not amortized, but are subject to impairment reviews annually, or more frequently if necessary. See Note 4 for additional information on goodwill.

Intangible assets - Purchased customer contracts and relationships are amortized on a straight-line basis over their estimated useful lives between 10 and 20 years. Purchased customer lists are amortized on a straight-line basis over their estimated useful lives of up to 10 years. Purchased leases are amortized on a straight-line basis over the remaining life of the lease. See Note 4 for additional information about intangible assets.

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

Notes to Consolidated Financial Statements (continued)

Redeemable noncontrolling interest - The Company has an approximately 60% ownership interest in Generation Health, Inc. (“Generation Health”) and consolidates Generation Health in its consolidated financial statements. The noncontrolling shareholders of Generation Health hold put rights for the remaining interest in Generation Health that if exercised would require the Company to purchase the remaining interest in Generation Health in 2015 for a minimum of $27 million and a maximum of $159 million, depending on certain financial metrics of Generation Health in 2014. Since the noncontrolling shareholders of Generation Health have a redemption feature as a result of the put rights, the Company has classified the redeemable noncontrolling interest in Generation Health in the mezzanine section of the consolidated balance sheet outside of shareholders’ equity. The Company initially recorded the redeemable noncontrolling interest at a fair value of $37 million on the date of acquisition which was determined using inputs classified as Level 3 in the fair value hierarchy. At the end of each reporting period, if the estimated accreted redemption value exceeds the carrying value of the noncontrolling interest, the difference is recorded as a reduction of retained earnings. Any such reductions in retained earnings would also reduce income attributable to CVS Caremark in the Company’s earnings per share calculations.

The following is a reconciliation of the changes in the redeemable noncontrolling interest:

In millions	2011	2010	2009
Beginning balance	$34	$37	$—
Acquisition of Generation Health	—	—	37
Net loss attributable to noncontrolling interest	(4)	(3)	—

Ending balance	$30	$34	$37

Revenue Recognition

Pharmacy Services Segment - The PSS sells prescription drugs directly through its mail service pharmacies and indirectly through its retail pharmacy network. The PSS recognizes revenues from prescription drugs sold by its mail service pharmacies and under retail pharmacy network contracts where the PSS is the principal using the gross method at the contract prices negotiated with its clients. Net revenue from the PSS includes: (i) the portion of the price the client pays directly to the PSS, net of any volume-related or other discounts paid back to the client (see “Drug Discounts” later in this document), (ii) the price paid to the PSS (“Mail Co-Payments”) or a third party pharmacy in the PSS’ retail pharmacy network (“Retail Co-Payments”) by individuals included in its clients’ benefit plans, and (iii) administrative fees for retail pharmacy network contracts where the PSS is not the principal as discussed below.

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

In addition to these premiums, the PSS’ net revenues include co-payments, coverage gap benefits, deductibles and co-insurance (collectively, the “Member Co-Payments”) related to PDP members’ actual prescription claims. In certain cases, CMS subsidizes a portion of these Member Co-Payments and pays the PSS an estimated prospective Member Co-Payment subsidy amount each month. The prospective Member Co-Payment subsidy amounts received from CMS are also included in the PSS’ net revenues. The Company assumes no risk for these amounts, which represented 3.1%, 2.6% and 3.5% of consolidated net revenues in 2011, 2010 and 2009, respectively. If the prospective Member Co-Payment subsidies received differ from the amounts based on actual prescription claims, the difference is recorded in either accounts receivable or accrued expenses.

The PSS accounts for CMS obligations and Member Co-Payments (including the amounts subsidized by CMS) using the gross method consistent with its revenue recognition policies for Mail Co-Payments and Retail Co-Payments (discussed previously in this document). See Note 8 for additional information about Medicare Part D.

Retail Pharmacy Segment - The RPS recognizes revenue from the sale of merchandise (other than prescription drugs) at the time the merchandise is purchased by the retail customer. Revenue from the sale of prescription drugs is recognized at the time the prescription is filled, which is or approximates when the retail customer picks up the prescription. Customer returns are not material. Revenue generated from the performance of services in the RPS’ health care clinics is recognized at the time the services are performed. See Note 14 for additional information about the revenues of the Company’s business segments.

Cost of revenues

Pharmacy Services Segment - The PSS’ cost of revenues includes: (i) the cost of prescription drugs sold during the reporting period directly through its mail service pharmacies and indirectly through its retail pharmacy network, (ii) shipping and handling costs, and (iii) the operating costs of its mail service pharmacies and client service operations and related information technology support costs including depreciation and amortization. The cost of prescription drugs sold component of cost of revenues includes: (i) the cost of the prescription drugs purchased from manufacturers or distributors and shipped to members in clients’ benefit plans from the PSS’ mail service pharmacies, net of any volume-related or other discounts (see “Drug Discounts” previously in this document) and (ii) the cost of prescription drugs sold (including Retail Co-Payments) through the PSS’ retail pharmacy network under contracts where it is the principal, net of any volume-related or other discounts.

Retail Pharmacy Segment - The RPS’ cost of revenues includes: the cost of merchandise sold during the reporting period and the related purchasing costs, warehousing and delivery costs (including depreciation and amortization) and actual and estimated inventory losses. See Note 14 for additional information about the cost of revenues of the Company’s business segments.

Vendor allowances and purchase discounts

The Company accounts for vendor allowances and purchase discounts as follows:

Pharmacy Services Segment - The PSS receives purchase discounts on products purchased. The PSS’ contractual arrangements with vendors, including manufacturers, wholesalers and retail pharmacies, normally provide for the PSS to receive purchase discounts from established list prices in one, or a combination of, the following forms: (i) a direct discount at the time of purchase, (ii) a discount for the prompt payment of invoices, or (iii) when products are purchased indirectly from a manufacturer (e.g., through a wholesaler or retail pharmacy), a discount (or rebate) paid subsequent to dispensing. These rebates are recognized when prescriptions are dispensed and are generally calculated and billed to manufacturers within 30 days of the end of each completed quarter. Historically, the effect of adjustments resulting from the reconciliation of rebates recognized to the amounts billed and collected has not been material to the PSS’ results of operations. The PSS accounts for the effect of any such differences as a change in accounting estimate in the period the

Notes to Consolidated Financial Statements (continued)

reconciliation is completed. The PSS also receives additional discounts under its wholesaler contract if it exceeds contractually defined annual purchase volumes. In addition, the PSS receives fees from pharmaceutical manufacturers for administrative services. Purchase discounts and administrative service fees are recorded as a reduction of “Cost of revenues”.

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

Facility opening and closing costs - New facility opening costs, other than capital expenditures, are charged directly to expense when incurred. When the Company closes a facility, the present value of estimated unrecoverable costs, including the remaining lease obligation less estimated sublease income and the book value of abandoned property and equipment, are charged to expense. The long-term portion of the lease obligations associated with facility closings was $327 million and $368 million in 2011 and 2010, respectively.

Advertising costs - Advertising costs are expensed when the related advertising takes place. Advertising costs, net of vendor funding (included in operating expenses), were $211 million, $234 million and $317 million in 2011, 2010 and 2009, respectively.

Interest expense, net - Interest expense, net of capitalized interest, was $588 million, $539 million and $530 million, and interest income was $4 million, $3 million and $5 million in 2011, 2010 and 2009, respectively. Capitalized interest totaled $37 million, $47 million and $39 million in 2011, 2010 and 2009, respectively.

Shares held in trust - The Company maintains grantor trusts, which held approximately 2 million shares of its common stock at December 31, 2011 and 2010. These shares are designated for use under various employee compensation plans. Since the Company holds these shares, they are excluded from the computation of basic and diluted shares outstanding.

Accumulated other comprehensive loss - Accumulated other comprehensive loss consists of changes in the net actuarial gains and losses associated with pension and other postretirement benefit plans, and unrealized losses on derivatives. The amount included in accumulated other comprehensive loss related to the Company’s pension and postretirement plans was $250 million pre-tax ($152 million after-tax) as of December 31, 2011 and $217 million pre-tax ($132 million after-tax) as of December 31, 2010. The net impact on cash flow hedges totaled $32 million pre-tax ($20 million after-tax) and $18 million pre-tax ($11 million after-tax) as of December 31, 2011 and 2010, respectively.

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

Notes to Consolidated Financial Statements (continued)

Earnings per common share - Basic earnings per common share is computed by dividing: (i) net earnings by (ii) the weighted average number of common shares outstanding during the year (the “Basic Shares”).

Diluted earnings per common share is computed by dividing: (i) net earnings by (ii) Basic Shares plus the additional shares that would be issued assuming that all dilutive stock awards are exercised. Options to purchase 30.5 million, 34.3 million and 37.7 million shares of common stock were outstanding as of December 31, 2011, 2010 and 2009, respectively, but were not included in the calculation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

New Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2010-06, Fair Value Measurements and Disclosures: Improving Disclosures about Fair Value Measurements, (“ASU 2010-06”). ASU 2010-06 expanded the required disclosures about fair value measurements by requiring (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) expanded fair value measurement disclosures for each class of assets and liabilities, and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. ASU 2010-06 was effective for annual reporting periods beginning after December 15, 2009, except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The adoption of ASU 2010-06 did not have a material impact on the Company’s financial statement disclosures.

In May 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 eliminates the current option to report other comprehensive income and its components in the statement of shareholders’ equity. Instead, an entity will have the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 also required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive is presented. In December 2011, the FASB issued ASU 2011-12 Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which indefinitely defers the guidance related to the presentation of reclassification adjustments. ASU 2011-05 is effective for interim and annual periods beginning after December 15, 2011 and should be applied retrospectively. The Company is still evaluating which of the two alternatives it will apply in reporting comprehensive income. Neither alternative is expected to have a material impact on the Company’s consolidated results of operations and neither alternative will have an impact on the Company’s financial condition or cash flows.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment (“ASU 2011-08”). ASU 2011-08 allows entities to use a qualitative approach to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If after performing the qualitative assessment an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step goodwill impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step goodwill impairment test. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company does not expect the adoption of ASU 2011-08 will have a material impact on the Company’s consolidated results of operations, financial condition or cash flows.

In September 2011, the FASB issued ASU 2011-09, Disclosures about an Employer’s Participation in a Multiemployer Plan (“ASU 2011-09”). ASU 2011-09 requires additional quantitative and qualitative disclosures of entities who participate in multiemployer pension and other postretirement plans. ASU 2011-09 is effective for annual periods ending after December 15, 2011 and should be applied retrospectively. The adoption of ASU 2011-09 did not have a material impact on the Company’s financial statement disclosures.

Notes to Consolidated Financial Statements (continued)

2                          Business Combination

On April 29, 2011, the Company acquired the Medicare prescription drug business of Universal American Corp. (the “UAM Medicare Part D Business”) for approximately $1.3 billion. The UAM Medicare Part D Business offers prescription drug plan benefits to Medicare beneficiaries throughout the United States through its Community CCRxSM prescription drug plan. The fair value of assets acquired and liabilities assumed were $2.4 billion and $1.1 billion, respectively, which included identifiable intangible assets of approximately $0.4 billion and goodwill of approximately $1.0 billion that were recorded in the PSS. The allocation of the purchase price is preliminary and is based on information that was available to management at the time the consolidated financial statements were prepared, accordingly, the allocation may change. The Company’s results of operations and cash flows include the UAM Medicare Part D Business beginning on April 29, 2011.

3                          Discontinued Operations

On November 1, 2011, the Company sold its TheraCom, L.L.C. (“TheraCom”) subsidiary to AmerisourceBergen Corporation for $250 million, subject to a working capital adjustment. TheraCom is a provider of commercialization support services to the biotech and pharmaceutical industry. As of December 31, 2010, TheraCom had approximately $0.1 billion of current assets consisting primarily of accounts receivable and $0.1 billion of current liabilities consisting primarily of accounts payable. The sale of TheraCom resulted in the derecognition of approximately $0.2 billion of nondeductible goodwill. The TheraCom business had historically been part of the Company’s Pharmacy Services segment. The results of the TheraCom business are presented as discontinued operations and have been excluded from both continuing operations and segment results for all periods presented.

In connection with certain business dispositions completed between 1991 and 1997, the Company retained guarantees on store lease obligations for a number of former subsidiaries, including Linens ‘n Things which filed for bankruptcy in 2008. The Company’s income (loss) from discontinued operations includes lease-related costs which the Company believes it will likely be required to satisfy pursuant to its Linens ‘n Things lease guarantees.

Below is a summary of the results of discontinued operations:

	Year Ended December 31,
In millions	2011	2010	2009
Net revenues of TheraCom	$650	$635	$514

Income from operations of TheraCom	$18	$28	$13
Gain on disposal of TheraCom	53	—	—
Loss on disposal of Linens ‘n Things	(7)	(24)	(19)
Income tax benefit (provision)	(95)	(2)	2

Income (loss) from discontinued operations, net of tax	$(31)	$2	$(4)

Notes to Consolidated Financial Statements (continued)

4                          Goodwill and Other Intangibles

Goodwill and other indefinitely-lived assets are not amortized, but are subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate impairment may exist.

When evaluating goodwill for potential impairment, the Company first compares the fair value of its two reporting units, the PSS and RPS, to their respective carrying amounts. The Company estimates the fair value of its reporting units using a combination of a future discounted cash flow valuation model and a comparable market transaction model. As the Company utilizes internal financial projections for the determination of future cash flows, the fair value methodology is considered to use inputs classified as Level 3 in the fair value hierarchy. If the estimated fair value of the reporting unit is less than its carrying amount, an impairment loss calculation is prepared. The impairment loss calculation compares the implied fair value of a reporting unit’s goodwill with the carrying amount of its goodwill. If the carrying amount of the goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to the excess. During the third quarter of 2011, the Company performed its required annual goodwill impairment tests. The Company concluded there were no goodwill impairments as of the testing date. The carrying amount of goodwill was $26.5 billion and $25.7 billion as of December 31, 2011 and 2010, respectively (see Note 14 for a breakdown of Goodwill by segment). The $0.8 billion increase in goodwill in 2011 was primarily due to an increase of approximately $1.0 billion related to the acquisition of the UAM Medicare Part D Business, partially offset by the derecognition of approximately $0.2 billion of goodwill associated with the sale of TheraCom. These changes to goodwill affected the PSS.

Indefinitely-lived intangible assets are tested for impairment by comparing the estimated fair value of the asset to its carrying value. The Company estimates the fair value of its indefinitely-lived trademark using the relief from royalty method under the income approach. As this method of estimating fair value utilizes internal financial projections for determination of future cash flows, the fair value methodology is considered to use inputs classified as Level 3 in the fair value hierarchy. If the carrying value of the asset exceeds its estimated fair value, an impairment loss is recognized and the asset is written down to its estimated fair value. During the third quarter of 2011, the Company performed its annual impairment test of the indefinitely-lived trademark and concluded there was no impairment as of the testing date. The carrying amount of its indefinitely-lived trademark was $6.4 billion as of December 31, 2011 and 2010.

The Company amortizes intangible assets with finite lives over the estimated useful lives of the respective assets, which have a weighted average useful life of 13.3 years. The weighted average useful lives of the Company’s customer contracts and relationships and covenants not to compete are 12.8 years. The weighted average lives of the Company’s favorable leases and other intangible assets are 16.4 years. Amortization expense for intangible assets totaled $452 million, $427 million and $430 million in 2011, 2010 and 2009, respectively. The anticipated annual amortization expense for these intangible assets for the next five years is $456 million in 2012, $433 million in 2013, $400 million in 2014, $372 million in 2015 and $344 million in 2016.

The following table is a summary of the Company’s intangible assets as of December 31:

	2011			2010
In millions	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark (indefinitely-lived)	$6,398	$—	$6,398	$6,398	$—	$6,398
Customer contracts and relationships and covenants not to compete	5,427	(2,386)	3,041	4,903	(1,982)	2,921
Favorable leases and other	769	(339)	430	762	(297)	465

	$12,594	$(2,725)	$9,869	$12,063	$(2,279)	$9,784

Notes to Consolidated Financial Statements (continued)

5                          Share Repurchase Programs

On August 23, 2011, the Company’s Board of Directors authorized a share repurchase program for up to $4.0 billion of outstanding common stock (the “2011 Repurchase Program”). The share repurchase authorization under the 2011 Repurchase Program, which was effective immediately, permits the Company to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions. The 2011 Repurchase Program may be modified or terminated by the Board of Directors at any time.

Pursuant to the authorization under the 2011 Repurchase Program, on August 24, 2011, the Company entered into a $1.0 billion fixed dollar accelerated share repurchase (“ASR”) agreement with Barclays Bank PLC (“Barclays”). The ASR agreement contained provisions that establish the minimum and maximum number of shares to be repurchased during its term. Pursuant to the ASR agreement, on August 25, 2011, the Company paid $1.0 billion to Barclays in exchange for Barclays delivering 20.3 million shares of common stock to the Company. On September 16, 2011, upon establishment of the minimum number of shares to be repurchased, Barclays delivered an additional 5.4 million shares of common stock to the Company. The Company received an additional 1.6 million shares of common stock on December 29, 2011, due to the fluctuation in market price of common stock over the term of the ASR agreement, which concluded on December 28, 2011. The total of 27.3 million shares of common stock delivered to the Company by Barclays over the term of the ASR agreement were placed into treasury stock. The Company accounted for the ASR agreement as two separate transactions: (i) as shares of common stock acquired in a treasury stock transaction and (ii) as a forward contract indexed to the Company’s own common stock. As such, the Company accounted for the shares that it received under the ASR agreement as a repurchase of its common stock for the purpose of calculating earnings per share. The Company has determined that the forward contract indexed to the Company’s common stock met all of the applicable criteria for equity classification.

On June 14, 2010, the Company’s Board of Directors authorized a share repurchase program for up to $2.0 billion of outstanding common stock (the “2010 Repurchase Program”). The share repurchase authorization under the 2010 Repurchase Program, which was effective immediately and expired at the end of 2011, permitted the Company to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions. During the year ended December 31, 2011, the Company repurchased an aggregate of 56.4 million shares of common stock for approximately $2.0 billion, completing the 2010 Repurchase Program. The Company did not make any share repurchases under the 2010 Repurchase Program during the year ended December 31, 2010.

On November 4, 2009, the Company’s Board of Directors authorized a share repurchase program for up to $2.0 billion of its outstanding common stock (the “2009 Repurchase Program”). From November 4, 2009 through December 31, 2009, the Company repurchased 16.1 million shares of common stock for approximately $500 million under the 2009 Repurchase Program. During the year ended December 31, 2010, the Company repurchased 42.4 million shares of common stock for approximately $1.5 billion, completing the 2009 Repurchase Program.

On May 7, 2008, the Company’s Board of Directors authorized, effective May 21, 2008, a share repurchase program for up to $2.0 billion of its outstanding common stock (the “2008 Repurchase Program”). From May 21, 2008 through December 31, 2008, the Company repurchased approximately 0.6 million shares of common stock for $23 million under the 2008 Repurchase Program. During the year ended December 31, 2009, the Company repurchased approximately 57.0 million shares of common stock for approximately $2.0 billion, completing the 2008 Repurchase Program.

Notes to Consolidated Financial Statements (continued)

6              Borrowing and Credit Agreements

The following table is a summary of the Company’s borrowings as of December 31:

In millions	2011	2010
Commercial paper	$750	$300
5.75% senior notes due 2011	—	800
Floating rate notes due 2011	—	300
4.875% senior notes due 2014	550	550
3.25% senior notes due 2015	550	550
6.125% senior notes due 2016	700	700
5.75% senior notes due 2017	1,750	1,750
6.6% senior notes due 2019	1,000	1,000
4.75% senior notes due 2020	450	450
4.125% senior notes due 2021	550	—
6.25% senior notes due 2027	1,000	1,000
Trust Preferred Securities due 2037	50	—
6.125% senior notes due 2039	1,500	1,500
5.75% senior notes due 2041	950	—
6.302% Enhanced Capital Advantage Preferred Securities due 2062	42	1,000
Mortgage notes payable	4	6
Capital lease obligations	168	151
	10,014	10,057

Less:
Short-term debt (commercial paper)	(750)	(300)
Current portion of long-term debt	(56)	(1,105)

	$9,208	$8,652

In connection with its commercial paper program, the Company maintains a $1.25 billion, five-year unsecured back-up credit facility, which expires on March 12, 2012, a $1.0 billion, three-year unsecured back-up credit facility which expires on May 27, 2013, and a $1.25 billion, four-year unsecured back-up credit facility which expires on May 12, 2015. The credit facilities allow for borrowings at various rates depending on the Company’s public debt ratings and require the Company to pay a weighted average quarterly facility fee of approximately 0.04%, regardless of usage. As of December 31, 2011 and 2010, the Company had no outstanding borrowings against the back-up credit facilities. The weighted average interest rate for short-term debt was 0.37% as of December 31, 2011 and 0.40% as of December 31, 2010.

In connection with the Company’s acquisition of the UAM Medicare Part D Business in April 2011, the Company assumed $110 million of long-term debt in the form of Trust Preferred Securities that mature through 2037. During the year ended December 31, 2011, the Company repaid $60 million of the Trust Preferred Securities at par and intends to repay the remaining $50 million at par in 2012.

On May 12, 2011, the Company issued $550 million of 4.125% unsecured senior notes due May 15, 2021 and issued $950 million of 5.75% unsecured senior notes due May 15, 2041 (collectively, the “2011 Notes”) for total proceeds of approximately $1.5 billion, net of discounts and underwriting fees. The 2011 Notes pay interest semi-annually and may be redeemed, in whole at any time, or in part from time to time, at the Company’s option at a defined redemption price plus accrued and unpaid interest to the redemption date. The net proceeds of the 2011 Notes were used to repay commercial paper borrowings and certain other corporate debt, and were used for general corporate purposes.

On December 8, 2011, the Company repurchased $958 million of the principal amount of its Enhanced Capital Advantaged Preferred Securities (“ECAPS”) at par. The fees and write-off of deferred issuance costs associated with the early extinguishment of the ECAPS were de minimis. The remaining $42 million of outstanding ECAPS are due in 2062 and bear interest at 6.302% per year until June 1, 2012, at which time they will pay interest based on a floating rate. The ECAPS pay interest semi-annually and may be redeemed at any time, in whole or in part at a defined redemption price plus accrued interest.

Notes to Consolidated Financial Statements (continued)

On May 13, 2010, the Company issued $550 million of 3.25% unsecured senior notes due May 18, 2015 and issued $450 million of 4.75% unsecured senior notes due May 18, 2020 (collectively, the “2010 Notes”) for total proceeds of $991 million, which was net of discounts and underwriting fees. The 2010 Notes pay interest semiannually and may be redeemed, in whole at any time, or in part from time to time, at the Company’s option at a defined redemption price plus accrued and unpaid interest to the redemption date. The net proceeds of the 2010 Notes were used to repay a portion of the Company’s outstanding commercial paper borrowings and certain other corporate debt, and were used for general corporate purposes.

On March 10, 2009, the Company issued $1.0 billion of 6.6% unsecured senior notes due March 15, 2019 (the “March 2009 Notes”). The March 2009 Notes pay interest semi-annually and may be redeemed, in whole or in part, at a defined redemption price plus accrued interest. The net proceeds were used to repay the existing bridge credit facility, a portion of the Company’s outstanding commercial paper borrowings and for general corporate purposes.

On July 1, 2009, the Company issued $300 million of unsecured floating rate senior notes due January 30, 2011 (the “2009 Floating Rate Notes”). The 2009 Floating Rate Note pays interest quarterly. The net proceeds from the 2009 Floating Rate Note were used for general corporate purposes.

On September 8, 2009, the Company issued $1.5 billion of 6.125% unsecured senior notes due September 15, 2039 (the “September 2009 Notes”). The September 2009 Notes pay interest semi-annually and may be redeemed, in whole or in part, at a defined redemption price plus accrued interest. The net proceeds were used to repay a portion of the Company’s outstanding commercial paper borrowings, $650 million of unsecured senior notes and were used for general corporate purposes.

The credit facilities, back-up credit facilities, unsecured senior notes and ECAPS contain customary restrictive financial and operating covenants. The covenants do not materially affect the Company’s financial or operating flexibility.

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2011 are $56 million in 2012, $5 million in 2013, $556 million in 2014, $556 million in 2015, and $707 million in 2016.

7                          Leases

The Company leases most of its retail and mail order locations, ten of its distribution centers and certain corporate offices under non-cancelable operating leases, typically with initial terms of 15 to 25 years and with options that permit renewals for additional periods. The Company also leases certain equipment and other assets under noncancelable operating leases, typically with initial terms of 3 to 10 years. Minimum rent is expensed on a straight-line basis over the term of the lease. In addition to minimum rental payments, certain leases require additional payments based on sales volume, as well as reimbursement for real estate taxes, common area maintenance and insurance, which are expensed when incurred.

The following table is a summary of the Company’s net rental expense for operating leases for the respective years:

In millions	2011	2010	2009
Minimum rentals	$2,087	$2,001	$1,857
Contingent rentals	49	53	61

	2,136	2,054	1,918
Less: sublease income	(19)	(19)	(19)

	$2,117	$2,035	$1,899

Notes to Consolidated Financial Statements (continued)

The following table is a summary of the future minimum lease payments under capital and operating leases as of December 31, 2011:

In millions	Capital Leases	Operating Leases(1)
2012	$20	$2,230
2013	20	2,143
2014	20	1,936
2015	20	1,880
2016	20	1,806
Thereafter	237	17,630

Total future lease payments	337	$27,625

Less: imputed interest	(169)

Present value of capital lease obligations	$168

(1)   Future operating lease payments have not been reduced by minimum sublease rentals of $246 million due in the future under noncancelable subleases.

The Company finances a portion of its store development program through sale-leaseback transactions. The properties are generally sold at net book value, which generally approximates fair value, and the resulting leases qualify and are accounted for as operating leases. The operating leases that resulted from these transactions are included in the above table. The Company does not have any retained or contingent interests in the stores and does not provide any guarantees, other than a guarantee of lease payments, in connection with the sale-leaseback transactions. Proceeds from sale-leaseback transactions totaled $592 million in 2011, $507 million in 2010 and $1.6 billion in 2009.

8         Medicare Part D

The Company offers Medicare Part D benefits through SilverScript, Accendo and Pennsylvania Life, which have contracted with CMS to be a PDP and, pursuant to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“MMA”), must be risk-bearing entities regulated under state insurance laws or similar statutes.

SilverScript, Accendo and Pennsylvania Life are licensed domestic insurance companies under the applicable laws and regulations. Pursuant to these laws and regulations, SilverScript, Accendo and Pennsylvania Life must file quarterly and annual reports with the National Association of Insurance Commissioners (“NAIC”) and certain state regulators, must maintain certain minimum amounts of capital and surplus under a formula established by the NAIC and must, in certain circumstances, request and receive the approval of certain state regulators before making dividend payments or other capital distributions to the Company. The Company does not believe these limitations on dividends and distributions materially impact its financial position.

The Company has recorded estimates of various assets and liabilities arising from its participation in the Medicare Part D program based on information in its claims management and enrollment systems. Significant estimates arising from its participation in this program include: (i) estimates of low-income cost subsidy and reinsurance amounts ultimately payable to or receivable from CMS based on a detailed claims reconciliation that will occur in the following year; (ii) an estimate of amounts receivable from or payable to CMS under a risk-sharing feature of the Medicare Part D program design, referred to as the risk corridor and (iii) estimates for claims that have been reported and are in the process of being paid or contested and for our estimate of claims that have been incurred but have not yet been reported.

Notes to Consolidated Financial Statements (continued)

9         Employee Stock Ownership Plan

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

On January 30, 2009, pursuant to the Company’s Amended and Restated Certificate of Incorporation (the “Charter”), the Company informed the trustee of the ESOP Trust of its intent to redeem for cash all of the outstanding shares of ESOP Preference Stock on February 24, 2009 (the “Redemption Date”). Under the Charter, at any time prior to the Redemption Date, the trustee had the right to convert the ESOP Preference Stock into shares of the Company’s common stock. The conversion rate at the time of the notice was 4.628 shares of common stock for each share of ESOP Preference Stock. The trustee exercised its right of conversion on February 23, 2009, and all of the approximately 4 million outstanding shares of ESOP Preference Stock were converted into approximately 17 million shares of common stock which were recorded as treasury stock. As of December 31, 2011, 2010 and 2009, no shares of ESOP Preference Stock were outstanding and allocated to plan participants.

10      Pension Plans and Other Postretirement Benefits

Defined Contribution Plans

The Company sponsors voluntary 401(k) savings plans that cover substantially all employees who meet plan eligibility requirements. The Company makes matching contributions consistent with the provisions of the plans.

At the participant’s option, account balances, including the Company’s matching contribution, can be moved without restriction among various investment options, including the Company’s common stock. The Company also maintains a nonqualified, unfunded Deferred Compensation Plan for certain key employees. This plan provides participants the opportunity to defer portions of their eligible compensation and receive matching contributions equivalent to what they could have received under the CVS Caremark 401(k) Plan absent certain restrictions and limitations under the Internal Revenue Code. The Company’s contributions under the above defined contribution plans were $187 million, $186 million and $173 million in 2011, 2010 and 2009, respectively.

Other Postretirement Benefits

The Company provides postretirement health care and life insurance benefits to certain retirees who meet eligibility requirements. The Company’s funding policy is generally to pay covered expenses as they are incurred. For retiree medical plan accounting, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. As of December 31, 2011 and 2010, the Company’s postretirement medical plans have an accumulated postretirement benefit obligation of $17 million. Net periodic benefit costs related to these postretirement medical plans were approximately $1 million for 2011, 2010 and 2009.

Pursuant to various labor agreements, the Company also contributes to multiemployer health and welfare plans that cover union-represented employees. The plans provide postretirement health care and life insurance benefits to certain employees who meet eligibility requirements. Total Company contributions to multiemployer health and welfare plans were $47 million, $46 million and $47 million in 2011, 2010 and 2009, respectively.

Notes to Consolidated Financial Statements (continued)

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

As of December 31, 2011, the Company’s pension plans had a projected benefit obligation of $685 million and plan assets of $463 million. As of December 31, 2010, the Company’s pension plans had a projected benefit obligation of $659 million and plan assets of $426 million. Actual return on plan assets was $37 million and $45 million in 2011 and 2010, respectively. Net periodic pension costs related to these pension plans were $49 million, $36 million and $16 million in 2011, 2010 and 2009, respectively. The net periodic pension costs for 2011 and 2010 includes settlement losses of $25 million and $12 million, respectively, due to the impact of lump sum payouts.

The discount rate is determined by examining the current yields observed on the measurement date of fixed-interest, high quality investments expected to be available during the period to maturity of the related benefits on a plan by plan basis. The discount rate for the plans was 4.75% in 2011 and 5.5% in 2010. The expected long-term rate of return on plan assets is determined by using the plan’s target allocation and historical returns for each asset class on a plan by plan basis. The expected long-term rate of return for all plans was 7.25% in 2011 and 2010 and 8.5% in 2009.

Historically, the Company used an investment strategy, which emphasized equities in order to produce higher expected returns, and in the long run, lower expected expense and cash contribution requirements. The qualified pension plan asset allocation targets were 60% equity and 40% fixed income. As the result of a detailed asset liability study performed during 2009, the Company revised the pension plan target asset allocation to 50% equity and 50% fixed income with the transition to the new targets beginning in 2010.

As of December 31, 2011, the Company’s qualified defined benefit pension plan assets consisted of 47% equity, 51% fixed income, and 2% money market securities of which 82% were classified as Level 1 and 18% as Level 2 in the fair value hierarchy. The Company’s qualified defined benefit pension plan assets as of December 31, 2010 consisted of 57% equity, 42% fixed income, and 1% money market securities of which 71% were classified as Level 1 and 29% as Level 2 in the fair value hierarchy.

The Company contributed $92 million, $65 million and $50 million to the pension plans during 2011, 2010 and 2009, respectively. The Company plans to make approximately $34 million in contributions to the pension plans during 2012.

The Company also contributes to a number of multiemployer pension plans under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in these multiemployer plans are different from single-employer pension plans in the following aspects: (i) assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers, (ii) if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers, and (iii) if the Company chooses to stop participating in some of its multiemployer plans, the Company may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

None of the multiemployer pension plans the Company participates in are individually significant to the Company. Total Company contributions to multiemployer pension plans were $11 million, $12 million and $10 million in 2011, 2010 and 2009, respectively.

Notes to Consolidated Financial Statements (continued)

11      Stock Incentive Plans

Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable requisite service period of the stock award (generally three to five years) using the straight-line method. Stock-based compensation costs are included in selling, general and administrative expenses.

Compensation expense related to stock options, which includes the 2007 Employee Stock Purchase Plan (the “2007 ESPP”) totaled $112 million, $127 million and $136 million for 2011, 2010 and 2009, respectively. The recognized tax benefit was $38 million, $42 million and $45 million for 2011, 2010 and 2009, respectively. Compensation expense related to restricted stock awards totaled $21 million, $23 million and $29 million for 2011, 2010 and 2009, respectively.

The 2007 ESPP provides for the purchase of up to 15 million shares of common stock. Under the 2007 ESPP, eligible employees may purchase common stock at the end of each six month offering period at a purchase price equal to 85% of the lower of the fair market value on the first day or the last day of the offering period. During 2011, approximately 3 million shares of common stock were purchased under the provisions of the 2007 ESPP at an average price of $26.90 per share. As of December 31, 2011, approximately 5 million shares of common stock were available for issuance under the 2007 ESPP.

The fair value of stock-based compensation associated with the 2007 ESPP is estimated on the date of grant (i.e., the beginning of the offering period) using the Black-Scholes Option Pricing Model.

The following table is a summary of the assumptions used to value the ESPP awards for each of the respective periods:

	2011	2010	2009
Dividend yield (1)	0.69%	0.57%	0.50%
Expected volatility(2)	20.42%	32.58%	48.89%
Risk-free interest rate(3)	0.15%	0.21%	0.31%
Expected life (in years)(4)	0.5	0.5	0.5
Weighted-average grant date fair value	$7.21	$7.31	$8.51

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

In May 2010, the Company’s Board of Directors adopted and the shareholders approved the 2010 Incentive Compensation Plan (the “2010 ICP”), which superseded the 1997 Incentive Compensation Plan (the “1997 ICP”). The terms of the 2010 ICP provide for grants of annual incentive and long-term performance awards to executive officers and other officers and employees of the Company or any subsidiary of the Company. Payment of such annual incentive and long-term performance awards will be in cash, stock, other awards or other property, at the discretion of the Management Planning and Development Committee of the Company’s Board of Directors. The 2010 ICP allows for a maximum of 74 million shares to be reserved and available for grants, plus the number of shares subject to awards under the Company’s 1997 ICP which become available due to cancellation or forfeiture. Following approval and adoption of the 2010 ICP, no new grants can be made under the 2007 ICP or 1997 ICP. The 2010 ICP is the only compensation plan under which the Company grants stock options, restricted stock and other stock-based awards to its employees, with the exception of the Company’s 2007 ESPP. As of December 31, 2011, there were approximately 58 million shares available for future grants under the 2010 ICP.

Notes to Consolidated Financial Statements (continued)

The Company’s restricted awards are considered non-vested share awards and require no payment from the employee. Compensation cost is recorded based on the market price on the grant date and is recognized on a straight-line basis over the requisite service period. The Company granted 1,121,000, 1,095,000 and 1,284,000 restricted stock units with a weighted average fair value of $34.84, $35.25 and $27.77 in 2011, 2010 and 2009, respectively. As of December 31, 2011, there was $39 million of total unrecognized compensation costs related to the restricted stock units that are expected to vest. These costs are expected to be recognized over a weighted-average period of 1.94 years. The total fair value of restricted shares vested during 2011, 2010 and 2009 was $33 million, $44 million and $18 million, respectively.

The following table is a summary of the restricted unit and restricted share award activity for the year ended December 31, 2011:

Units in thousands	Units	Weighted Average Grant Date Fair Value
Nonvested at beginning of year	2,688	$34.16
Granted	1,121	34.84
Vested	(969)	35.55
Forfeited	(234)	35.00

Nonvested at end of year	2,606	$32.80

All grants under the 2010 ICP are awarded at fair market value on the date of grant. The fair value of stock options is estimated using the Black-Scholes Option Pricing Model and stock-based compensation is recognized on a straight-line basis over the requisite service period. Options granted prior to 2004 generally become exercisable over a four-year period from the grant date and expire ten years after the date of grant. Options granted between 2004 and 2010 generally become exercisable over a three-year period from the grant date and expire seven years after the date of grant. Beginning in 2011, options granted generally become exercisable over a four-year period from the grant date and expire seven years after the date of grant.

Excess tax benefits of $21 million, $28 million and $19 million were included in financing activities in the accompanying consolidated statements of cash flow during 2011, 2010 and 2009, respectively. Cash received from stock options exercised, which includes the 2007 ESPP, totaled $431 million, $285 million and $250 million during 2011, 2010 and 2009, respectively. The total intrinsic value of options exercised was $161 million, $118 million and $104 million in 2011, 2010 and 2009, respectively. The total fair value of options vested during 2011, 2010 and 2009 was $452 million, $445 million and $383 million, respectively.

The fair value of each stock option is estimated using the Black-Scholes option pricing model based on the following assumptions at the time of grant:

	2011	2010	2009
Dividend yield (1)	1.43%	1.00%	1.07%
Expected volatility(2)	32.62%	33.15%	31.34%
Risk-free interest rate(3)	1.81%	1.85%	1.65%
Expected life (in years)(4)	4.7	4.3	4.3
Weighted-average grant date fair value	$9.19	$9.49	$7.20

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

Notes to Consolidated Financial Statements (continued)

As of December 31, 2011, unrecognized compensation expense related to unvested options totaled $174 million, which the Company expects to be recognized over a weighted-average period of 1.97 years. After considering anticipated forfeitures, the Company expects approximately 26 million of the unvested options to vest over the requisite service period.

The following table is a summary of the Company’s stock option activity for the year ended December 31, 2011:

Shares in thousands	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2010	66,017	$31.39	4.16	$313,163,000
Granted	13,466	$34.88	—	—
Exercised	(14,738)	$25.32	—	—
Forfeited	(3,152)	$33.47	—	—
Expired	(2,486)	$35.59	—	—

Outstanding at December 31, 2011	59,107	$33.40	4.11	$439,671,000

Exercisable at December 31, 2011	32,202	$33.13	2.88	$249,947,000

12      Income Taxes

The income tax provision for continuing operations consisted of the following for the respective years:

In millions	2011	2010	2009
Current:
Federal	$1,807	$1,884	$1,761
State	338	344	397

	2,145	2,228	2,158

Deferred:
Federal	101	(44)	38
State	12	(5)	4

	113	(49)	42

Total	$2,258	$2,179	$2,200

The following table is a reconciliation of the statutory income tax rate to the Company’s effective income tax rate for continuing operations for the respective years:

	2011	2010	2009
Statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.9	4.1	4.5
Other	0.4	0.6	0.6
Subtotal	39.3	39.7	40.1
Recognition of previously unrecognized tax benefits	—	(0.8)	(2.8)

Effective income tax rate	39.3%	38.9%	37.3%

Notes to Consolidated Financial Statements (continued)

The following table is a summary of the significant components of the Company’s deferred tax assets and liabilities as of December 31:

In millions	2011	2010
Deferred tax assets:
Lease and rents	$325	$325
Inventories	77	69
Employee benefits	253	261
Allowance for doubtful accounts	112	96
Retirement benefits	114	99
Net operating losses	6	6
Other	315	307

Total deferred tax assets	1,202	1,163
Deferred tax liabilities:
Depreciation and amortization	(4,552)	(4,307)

Net deferred tax liabilities	$(3,350)	$(3,144)

Net deferred tax assets (liabilities) are presented on the consolidated balance sheets as follows as of December 31:

In millions	2011	2010
Deferred tax assets—current	$503	$511
Deferred tax liabilities—noncurrent	(3,853)	(3,655)

Net deferred tax liabilities	$(3,350)	$(3,144)

The Company believes it is more likely than not the deferred tax assets will be realized during future periods.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In millions	2011	2010	2009
Beginning balance	$35	$61	$257
Additions based on tax positions related to the current year	3	1	1
Additions based on tax positions related to prior years	13	2	12
Reductions for tax positions of prior years	—	(10)	(6)
Expiration of statutes of limitation	(7)	(16)	(155)
Settlements	(6)	(3)	(48)

Ending balance	$38	$35	$61

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of numerous state and local jurisdictions. Substantially all material income tax matters have been concluded for fiscal years through 2006. The Company and its subsidiaries anticipate that a number of income tax examinations will conclude and statutes of limitation for open years will expire over the next twelve months, which may cause a utilization or reduction of the Company’s reserve for uncertain tax positions of up to approximately $10 million.

During 2011, the Internal Revenue Service (the “IRS”) completed an examination of the Company’s 2010 consolidated U.S. income tax return pursuant to the Compliance Assurance Process (“CAP”) program. The CAP program is a voluntary program under which taxpayers seek to resolve all or most issues with the IRS prior to or soon after the filing of their U.S. income tax returns, in lieu of being audited in the traditional manner. The IRS is currently examining the Company’s 2011 consolidated U.S. income tax year pursuant to the CAP program. The Company and its subsidiaries are also currently under income tax examinations by a number of state and local tax authorities. As of December 31, 2011, no examination has resulted in any proposed adjustments that would result in a material change to the Company’s results of operations, financial condition or liquidity.

Notes to Consolidated Financial Statements (continued)

The Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. During the years ended December 31, 2011, 2010 and 2009, the Company recognized interest of approximately $2 million, $3 million and $5 million, respectively. The Company had approximately $8 million and $11 million accrued for interest and penalties as of December 31, 2011 and 2010, respectively.

There are no material reserves established at December 31, 2011 for income tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. If present, such items would impact deferred tax accounting, not the annual effective income tax rate, and would accelerate the payment of cash to the taxing authority to an earlier period.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate is approximately $25 million, after considering the federal benefit of state income taxes.

13                   Commitments and Contingencies

Lease Guarantees

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

As of December 31, 2011, the Company guaranteed approximately 75 such store leases (excluding the lease guarantees related to Linens ‘n Things, which are discussed in Note 3 previously in this document), with the maximum remaining lease term extending through 2022. Management believes the ultimate disposition of any of the remaining guarantees will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or future cash flows.

Legal Matters

Caremark (the term “Caremark” being used herein to generally refer to any one or more pharmacy benefit management subsidiaries of the Company, as applicable) is a defendant in a qui tam lawsuit initially filed by a relator on behalf of various state and federal government agencies in Texas federal court in 1999. The case was unsealed in May 2005. The case seeks monetary damages and alleges that Caremark’s processing of Medicaid and certain other government claims on behalf of its clients (which allegedly resulted in underpayments from our clients to the applicable government agencies) on one of Caremark’s adjudication platforms violates applicable federal or state false claims acts and fraud statutes. The United States and the States of Texas, Tennessee, Florida, Arkansas, Louisiana and California intervened in the lawsuit, but Tennessee and Florida withdrew from the lawsuit in August 2006 and May 2007, respectively. Thereafter, in 2008, the Company prevailed on several motions for partial summary judgment and, following an appellate ruling from the Fifth Circuit Court of Appeals in 2011 which affirmed in part and reversed in part these prior rulings, the claims asserted in the case against Caremark have been substantially narrowed. In April 2009, the State of Texas filed a purported civil enforcement action against Caremark for injunctive relief, damages and civil penalties in Travis County, Texas alleging that Caremark violated the Texas Medicaid Fraud Prevention Act and other state laws based on our processing of Texas Medicaid claims on behalf of PBM clients. In September 2011, the Company prevailed on a motion for partial summary judgment against the State of Texas and narrowed the remaining claims in the lawsuit. The claims and issues raised in this lawsuit are related to the claims and issues pending in the federal qui tam lawsuit described above.

Notes to Consolidated Financial Statements (continued)

In December 2007, the Company received a document subpoena from the Office of Inspector General, United States Department of Health and Human Services (“OIG”), requesting information relating to the processing of Medicaid and other government agency claims on a different adjudication platform of Caremark. In October 2009 and October 2010, the Company received civil investigative demands from the Office of the Attorney General of the State of Texas requesting, respectively, information produced under this OIG subpoena, and other information related to the processing of Medicaid claims. These civil investigative demands state that the Office of the Attorney General of the State of Texas is investigating allegations currently pending under seal relating to two of Caremark’s adjudication platforms. The Company has been producing documents on a rolling basis in response to the requests for information contained in the OIG subpoena and in these civil investigative demands. The Company cannot predict with certainty the timing or outcome of any review of such information.

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

Various lawsuits have been filed alleging that Caremark has violated applicable antitrust laws in establishing and maintaining retail pharmacy networks for client health plans. In August 2003, Bellevue Drug Co., Robert Schreiber, Inc. d/b/a Burns Pharmacy and Rehn-Huerbinger Drug Co. d/b/a Parkway Drugs #4, together with Pharmacy Freedom Fund and the National Community Pharmacists Association filed a putative class action against Caremark in Pennsylvania federal court, seeking treble damages and injunctive relief. This case was initially sent to arbitration based on the contract terms between the pharmacies and Caremark. In October 2003, two independent pharmacies, North Jackson Pharmacy, Inc. and C&C, Inc. d/b/a Big C Discount Drugs, Inc. filed a putative class action complaint in Alabama federal court against Caremark and two PBM competitors, seeking treble damages and injunctive relief. The North Jackson Pharmacy case against two of the Caremark entities named as defendants was transferred to Illinois federal court, and the case against a separate Caremark entity was sent to arbitration based on contract terms between the pharmacies and Caremark. The Bellevue arbitration was then stayed by the parties pending developments in the North Jackson Pharmacy court case.

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

In August 2009, the Company was notified by the Federal Trade Commission (“FTC”) that it was conducting a non-public investigation under the Federal Trade Commission Act into certain of the Company’s business practices. In March 2010, the Company learned that various State Attorneys General offices and certain other government agencies were conducting a multi-state investigation of the Company regarding issues similar to those being investigated by the FTC. At this time, 28 states, the District of Columbia, and the County of Los Angeles are known to be participating in this multi-state investigation. On January 3, 2012, the FTC accepted for public comment, subject to final approval, a consent order. The proposed consent order would prohibit the Company from misrepresenting the price or cost of Medicare Part D prescription drugs, or other prices of costs associated with Medicare Part D prescription drug plans. The proposed order would also require the Company to pay $5 million in consumer redress, to be distributed to impacted RxAmerica Medicare Part D beneficiaries. The proposed order contains no allegations of antitrust law violations or anti-competitive behavior related to the Company’s business practices or its products or service offerings. In addition, the Company has received a formal letter from the FTC closing all other aspects of the investigation. With respect to the multi-state investigation, the Company continues to cooperate in this investigation. The Company is not able to predict with certainty the timing or outcome of the multi-state investigation. However, it remains confident that its business practices and service offerings (which are designed to reduce health care costs and expand consumer choice) are being conducted in compliance with the antitrust laws.

Notes to Consolidated Financial Statements (continued)

In March 2009, the Company received a subpoena from the OIG requesting information concerning the Medicare Part D prescription drug plans of RxAmerica, the PBM subsidiary of Longs Drug Stores Corporation which was acquired by the Company in October 2008. The Company continues to respond to the request for information and has been producing responsive documents on a rolling basis. The Company cannot predict with certainty the timing or outcome of any review by the government of such information.

Since March 2009, the Company has been named in a series of putative collective and class action lawsuits filed in federal courts around the country, purportedly on behalf of current and former assistant store managers working in the Company’s stores at various locations outside California. The lawsuits allege that the Company failed to pay overtime to assistant store managers as required under the Fair Labor Standards Act (“FLSA”) and under certain state statutes. The lawsuits also seek other relief, including liquidated damages, punitive damages, attorneys’ fees, costs and injunctive relief arising out of the state and federal claims for overtime pay. The Company has aggressively challenged both the merits of the lawsuits and the allegation that the cases should be certified as class or collective actions. In light of the cost and uncertainty involved in this litigation, however, the Company has reached an agreement with plaintiffs’ counsel to settle the series of lawsuits. The court preliminarily approved the settlement in December 2011 and the Company anticipates that final court approval will be granted in the second quarter of 2012. The Company has established legal reserves related to these matters to cover fully the settlement payments.

In November 2009, a securities class action lawsuit was filed in the United States District Court for the District of Rhode Island purportedly on behalf of purchasers of CVS Caremark Corporation stock between May 5, 2009 and November 4, 2009. The lawsuit names the Company and certain officers as defendants and includes allegations of securities fraud relating to public disclosures made by the Company concerning the PBM business and allegations of insider trading. In addition, a shareholder derivative lawsuit was filed in December 2009 in the same court against the directors and certain officers of the Company. A derivative lawsuit is a lawsuit filed by a shareholder purporting to assert claims on behalf of a corporation against directors and officers of the corporation. This lawsuit includes allegations of, among other things, securities fraud, insider trading and breach of fiduciary duties and further alleges that the Company was damaged by the purchase of stock at allegedly inflated prices under its share repurchase program. In January 2011, both lawsuits were transferred to the United States District Court for the District of New Hampshire. The Company believes these lawsuits are without merit, and the Company plans to defend them vigorously. The Company received a subpoena dated February 28, 2011 from the SEC requesting, among other corporate records, information relating to public disclosures made by the Company in 2009 concerning its PBM and Medicare Part D businesses and information concerning ownership and transactions in the Company’s securities by certain officers of the Company. The Company received a related subpoena dated September 20, 2011 from the SEC seeking, among other things, additional information concerning securities transactions by certain employees of the Company and public disclosures made by the Company during 2009. The Company is cooperating with these requests for information and is providing documents and other information to the SEC as requested.

In March 2010, the Company received a subpoena from the OIG requesting information about programs under which the Company has offered customers remuneration conditioned upon the transfer of prescriptions for drugs or medications to our pharmacies in the form of gift cards, cash, non-prescription merchandise or discounts or coupons for non-prescription merchandise. The subpoena relates to an investigation of possible false or otherwise improper claims for payment under the Medicare and Medicaid programs. The Company continues to respond to this request for information and has been producing responsive documents on a rolling basis. We cannot predict with certainty the timing or outcome of any reviews by the government of such information.

In January 2012, the Company received a subpoena from OIG requesting information about its Health Savings Pass program, a prescription drug discount program for uninsured or under insured individuals, in connection with an investigation of possible false or otherwise improper claims for payment involving United States Department of Health and Human Services programs. In February 2012, the Company also received a civil investigative demand from the Office of the Attorney General of the State of Texas requesting a copy of information produced under this OIG subpoena and other information related to prescription drug claims submitted by our pharmacies to Texas Medicaid for reimbursement. The Company will respond to these requests for information and cooperate with each of these investigations. We cannot predict with certainty the timing or outcome of any review by the applicable government agency of the requested information.

In addition to the legal matters described above, the Company is also a party to other legal proceedings and inquiries arising in the normal course of its business, none of which is expected to be material to the Company. The Company can give no assurance, however, that its business, financial condition and results of operations will not be materially adversely affected, or that the Company will not be required to materially change our business practices, based on: (i) future enactment of new health care or other laws or regulations; (ii) the interpretation or application of existing laws or regulations, as they may relate to our business, the pharmacy services, retail pharmacy or retail clinic industry or to the health care industry generally; (iii) pending or future federal or state governmental investigations of our business or the pharmacy services, retail pharmacy or retail clinic industry or of the health care industry generally; (iv) institution of government enforcement actions against us; (v) adverse developments in any pending qui tam lawsuit against us, whether sealed or unsealed, or in any future qui tam lawsuit that may be filed against us; or (vi) adverse developments in other pending or future legal proceedings against us or affecting the pharmacy services, retail pharmacy or retail clinic industry or the health care industry generally.

 Notes to Consolidated Financial Statements (continued)

14                  Segment Reporting

The Company currently has three reportable segments: Pharmacy Services, Retail Pharmacy and Corporate.

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

The following table is a reconciliation of the Company’s business segments to the consolidated financial statements:

In millions	Pharmacy Services Segment(1)(2)(3)	Retail Pharmacy Segment(2)	Corporate Segment	Intersegment Eliminations(2)	Consolidated Totals
2011:
Net revenues	$58,874	$59,599	$—	$(11,373)	$107,100
Gross profit	3,279	17,468	—	(186)	20,561
Operating profit	2,220	4,912	(616)	(186)	6,330
Depreciation and amortization	433	1,060	75	—	1,568
Total assets	35,704	28,323	1,121	(605)	64,543
Goodwill	19,657	6,801	—	—	26,458
Additions to property and equipment	461	1,353	58	—	1,872
2010:
Net revenues	$47,145	$57,345	$—	$(8,712)	$95,778
Gross profit	3,315	17,039	—	(135)	20,219
Operating profit	2,361	4,537	(626)	(135)	6,137
Depreciation and amortization	390	1,016	63	—	1,469
Total assets	32,254	28,927	1,439	(451)	62,169
Goodwill	18,868	6,801	—	—	25,669
Additions to property and equipment	234	1,708	63	—	2,005
2009:
Net revenues	$50,551	$55,355	$—	$(7,691)	$98,215
Gross profit	3,813	16,593	—	(48)	20,358
Operating profit	2,853	4,159	(539)	(48)	6,425
Depreciation and amortization	377	965	47	—	1,389
Total assets	33,082	28,302	774	(517)	61,641
Goodwill	18,879	6,801	—	—	25,680
Additions to property and equipment	218	2,183	147	—	2,548

(1)          Net revenues of the Pharmacy Services segment include approximately $7.9 billion, $6.6 billion and $6.9 billion of Retail co-payments for the years ended December 31, 2011, 2010 and 2009, respectively.

(2)          Intersegment eliminations relate to two types of transactions: (i) Intersegment revenues that occur when Pharmacy Services segment clients use Retail Pharmacy segment stores to purchase covered products. When this occurs, both the Pharmacy Services and Retail Pharmacy segments record the revenue on a standalone basis and (ii) Intersegment revenues, gross profit and operating profit that occur when Pharmacy Services segment clients, through the Company’s intersegment activities (such as the Maintenance Choice program), elect to pick up their maintenance prescriptions at Retail Pharmacy segment stores instead of receiving them through the mail. When this occurs, both the Pharmacy Services and Retail Pharmacy segments record the revenue, gross profit and operating profit on a standalone basis. Beginning in the fourth quarter of 2011, the Maintenance Choice eliminations reflect all discounts available for the purchase of mail order prescription drugs. The following amounts are eliminated in consolidation in connection with the item (ii) intersegment activity: net revenues of $2.6 billion, $1.8 billion and $0.7 billion for the years ended December 31, 2011, 2010 and 2009, respectively; gross profit and operating profit of $186 million, $135 million and $48 million for the years ended December 31, 2011, 2010 and 2009, respectively.

(3)          The results of the Pharmacy Services segment for the years ended December 31, 2010 and 2009 have been revised to reflect the results of TheraCom as discontinued operations. See Note 3.

Notes to Consolidated Financial Statements (continued)

15                   Earnings Per Common Share

The following is a reconciliation of basic and diluted earnings per common share for the respective years:

In millions, except per share amounts	2011	2010	2009
Numerator for earnings per common share calculation:
Income from continuing operations	$3,488	$3,422	$3,700
Net loss attributable to noncontrolling interest	4	3	—

Income from continuing operations attributable to CVS Caremark, basic	3,492	3,425	3,700
Income (loss) from discontinued operations, net of tax	(31)	2	(4)

Net income attributable to CVS Caremark, basic and diluted	$3,461	$3,427	$3,696

Denominator for earnings per common share calculation:
Weighted average common shares, basic	1,338	1,367	1,434
Preference stock	—	—	1
Stock options	8	8	10
Restricted stock units	1	2	5

Weighted average common shares, diluted	1,347	1,377	1,450

Basic earnings per common share:
Income from continuing operations attributable to CVS Caremark	$2.61	$2.51	$2.58
Loss from discontinued operations attributable to CVS Caremark	(0.02)	—	—

Net income attributable to CVS Caremark	$2.59	$2.51	$2.58

Diluted earnings per common share:
Income from continuing operations attributable to CVS Caremark	$2.59	$2.49	$2.55
Loss from discontinued operations attributable to CVS Caremark	(0.02)	—	—

Net income attributable to CVS Caremark	$2.57	$2.49	$2.55

Notes to Consolidated Financial Statements (continued)

16                   Quarterly Financial Information (Unaudited)

In millions, except per share amounts	First Quarter(1)	Second Quarter(1)	Third Quarter	Fourth Quarter	Year
2011:
Net revenues	$25,695	$26,414	$26,674	$28,317	$107,100
Gross profit	4,742	5,086	5,178	5,555	20,561
Operating profit	1,305	1,484	1,584	1,957	6,330
Income from continuing operations	709	813	867	1,099	3,488
Income (loss) from discontinued operations, net of tax	3	2	—	(36)	(31)
Net income	712	815	867	1,063	3,457
Net loss attributable to noncontrolling interest	1	1	1	1	4
Net income attributable to CVS Caremark	$713	$816	$868	$1,064	$3,461
Basic earnings per common share:
Income from continuing operations attributable to CVS Caremark	$0.52	$0.60	$0.65	$0.84	$2.61
Loss from discontinued operations attributable to CVS Caremark	$—	$—	$—	$(0.03)	$(0.02)
Net income attributable to CVS Caremark	$0.52	$0.60	$0.65	$0.82	$2.59
Diluted Earnings per common share:
Income from continuing operations attributable to CVS Caremark	$0.52	$0.60	$0.65	$0.84	$2.59
Loss from discontinued operations attributable to CVS Caremark	$—	$—	$—	$(0.03)	$(0.02)
Net income attributable to CVS Caremark	$0.52	$0.60	$0.65	$0.81	$2.57
Dividends per common share	$0.125	$0.125	$0.125	$0.125	$0.500
Stock price: (New York Stock Exchange)
High	$35.95	$39.50	$38.82	$41.35	$41.35
Low	$32.08	$34.21	$31.30	$32.28	$31.30

(1)   The results of operations previously filed have been revised to reflect the results of TheraCom as discontinued operations. See Note 3.

Notes to Consolidated Financial Statements (continued)

In millions, except per share amounts	First Quarter(1)	Second Quarter(1)	Third Quarter(1)	Fourth Quarter(1)	Year(1)
2010:
Net revenues	$23,593	$23,885	$23,711	$24,589	$95,778
Gross profit	4,738	5,012	5,015	5,454	20,219
Operating profit	1,404	1,494	1,478	1,761	6,137
Income from continuing operations	768	819	815	1,020	3,422
Income (loss) from discontinued operations, net of tax	2	2	(7)	5	2
Net income	770	821	808	1,025	3,424
Net loss attributable to noncontrolling interest	1	—	1	1	3
Net income attributable to CVS Caremark	$771	$821	$809	$1,026	$3,427
Basic earnings per common share:
Income from continuing operations attributable to CVS Caremark	$0.56	$0.60	$0.60	$0.75	$2.51
Income (loss) from discontinued operations attributable to CVS Caremark	$—	$—	$(0.01)	$—	$—
Net income attributable to CVS Caremark	$0.56	$0.61	$0.59	$0.75	$2.51
Diluted Earnings per common share:
Income from continuing operations attributable to CVS Caremark	$0.55	$0.60	$0.60	$0.74	$2.49
Income (loss) from discontinued operations attributable to CVS Caremark	$—	$—	$(0.01)	$—	$—
Net income attributable to CVS Caremark	$0.55	$0.60	$0.59	$0.75	$2.49
Dividends per common share	$0.0875	$0.0875	$0.0875	$0.0875	$0.3500
Stock price: (New York Stock Exchange)
High	$37.32	$37.82	$32.09	$35.46	$37.82
Low	$30.36	$29.22	$26.84	$29.45	$26.84

(1)          The results of operations previously filed have been revised to reflect the results of TheraCom as discontinued operations. See Note 3.

Five-Year Financial Summary

In millions, except per share amounts	2011(1)	2010(1)	2009(1)	2008(1)	2007(1)(2)
Statement of operations data:
Net revenues	$107,100	$95,778	$98,215	$87,005	$76,078
Gross profit	20,561	20,219	20,358	18,272	16,098
Operating expenses	14,231	14,082	13,933	12,237	11,309

Operating profit	6,330	6,137	6,425	6,035	4,789
Interest expense, net	584	536	525	509	435
Income tax provision(3)	2,258	2,179	2,200	2,189	1,720

Income from continuing operations	3,488	3,422	3,700	3,337	2,634
Income (loss) from discontinued operations, net of tax benefit(4)	(31)	2	(4)	(125)	3

Net income	3,457	3,424	3,696	3,212	2,637
Net loss attributable to noncontrolling interest(5)	4	3	—	—	—
Preference dividends, net of income tax benefit	—	—	—	(14)	(14)

Net income attributable to CVS Caremark	$3,461	$3,427	$3,696	$3,198	$2,623

Per common share data:
Basic earnings per common share:
Income from continuing operations attributable to CVS Caremark	$2.61	$2.51	$2.58	$2.32	$1.97
Loss from discontinued operations attributable to CVS Caremark	(0.02)	—	—	(0.09)	—

Net income attributable to CVS Caremark	$2.59	$2.51	$2.58	$2.23	$1.97

Diluted earnings per common share:
Income from continuing operations attributable to CVS Caremark	$2.59	$2.49	$2.55	$2.27	$1.92
Loss from discontinued operations attributable to CVS Caremark	(0.02)	—	—	(0.09)	—

Net income attributable to CVS Caremark	$2.57	$2.49	$2.55	$2.18	$1.92

Cash dividends per common share	$0.50000	$0.35000	$0.30500	$0.25800	$0.22875
Balance sheet and other data:
Total assets	$64,543	$62,169	$61,641	$60,960	$54,722
Long-term debt	$9,208	$8,652	$8,756	$8,057	$8,350
Total shareholders’ equity	$38,051	$37,700	$35,768	$34,574	$31,322
Number of stores (at end of year)	7,388	7,248	7,095	6,997	6,301

(1)          On December 23, 2008, our Board of Directors approved a change in our fiscal year-end from the Saturday nearest December 31 of each year to December 31 of each year to better reflect our position in the health care, rather than the retail, industry. The fiscal year change was effective beginning with the fourth quarter of fiscal 2008. As you review our operating performance, please consider that 2011, 2010 and 2009 include 365 days; fiscal 2008 includes 368 days, and fiscal 2007 includes 364 days.

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

(3)          Income tax provision includes the effect of the following: (i) in 2010, the recognition of $47 million of previously unrecognized tax benefits, including interest, relating to the expiration of various statutes of limitation and settlements with tax authorities and (ii) in 2009, the recognition of $167 million of previously unrecognized tax benefits, including interest, relating to the expiration of various statutes of limitation and settlements with tax authorities.

(4)          As discussed in Note 3 to the consolidated financial statements, the results of the Theracom business are presented as discontinued operations and have been excluded from continuing operations for all periods presented.

In connection with certain business dispositions completed between 1991 and 1997, the Company retained guarantees on store lease obligations for a number of former subsidiaries, including Linens ‘n Things which filed for bankruptcy in 2008. The Company’s income (loss) from discontinued operations includes lease-related costs which the Company believes it will likely be required to satisfy pursuant to its Linens ‘n Things lease guarantees.

Below is a summary of the results of discontinued operations:

	Fiscal Year
In millions	2011	2010	2009	2008	2007
Income from operations of TheraCom	$18	$28	$13	$11	$5
Gain on disposal of TheraCom	53	—	—	—	—
Loss on disposal of Linens ‘n Things	(7)	(24)	(19)	(214)	—
Income tax benefit (provision)	(95)	(2)	2	78	(2)

Income (loss) from discontinued operations, net of tax	$(31)	$2	$(4)	$(125)	$3

(5)          Represents the minority shareholders’ portion of the net loss from our majority owned subsidiary, Generation Health, Inc., acquired in the fourth quarter of 2009.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

CVS Caremark Corporation

We have audited the accompanying consolidated balance sheets of CVS Caremark Corporation as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CVS Caremark Corporation at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CVS Caremark Corporation’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 17, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts

February 17, 2012