Form 10-K, Exhibit 13
period 2012-12-31
CVS CAREMARK CORP
filed 2013-02-15
CIK 64803

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and Cautionary Statement Concerning Forward-Looking Statements that are included in this Annual Report.

Overview of Our Business

CVS Caremark Corporation (“CVS Caremark”, the “Company”, “we” or “us”), together with its subsidiaries, is the largest integrated pharmacy health care provider in the United States. We are uniquely positioned to deliver significant benefits to health plan sponsors through effective cost management solutions and innovative programs that engage plan members and promote healthier and more cost-effective behaviors. Our integrated pharmacy services model enhances our ability to offer plan members and consumers expanded choice, greater access and more personalized services to help them on their path to better health. We effectively manage pharmaceutical costs and improve health care outcomes through our pharmacy benefit management (“PBM”), mail order and specialty pharmacy division, CVS Caremark® Pharmacy Services (“Caremark”); our more than 7,400 CVS/pharmacy® retail stores; our retail-based health clinic subsidiary, MinuteClinic®; and our online retail pharmacy, CVS.com®.

We currently have three reportable segments: Pharmacy Services, Retail Pharmacy and Corporate.

Overview of Our Pharmacy Services Segment

Our Pharmacy Services business provides a full range of PBM services, including mail order and specialty pharmacy services, plan design and administration, formulary management, discounted drug purchase arrangements, Medicare Part D services, retail pharmacy network management services, prescription management systems, clinical services and disease management services.

Our clients are primarily employers, insurance companies, unions, government employee groups, managed care organizations and other sponsors of health benefit plans and individuals throughout the United States.

As a pharmacy benefits manager, we manage the dispensing of pharmaceuticals through our mail order pharmacies and national network of approximately 67,000 retail pharmacies (which include our CVS/pharmacy stores) to eligible members in the benefit plans maintained by our clients and utilize our information systems to perform, among other things, safety checks, drug interaction screenings and brand to generic substitutions.

Our specialty pharmacies support individuals that require complex and expensive drug therapies. Our specialty pharmacy business includes mail order and retail specialty pharmacies that operate under the CVS Caremark® and CarePlus CVS/pharmacy® names. Substantially all of our mail service specialty pharmacies have been accredited by The Joint Commission, which is an independent, not-for-profit organization that accredits and certifies health care organizations and programs in the United States.

We also provide health management programs, which include integrated disease management for 17 conditions, through our Accordant® health management offering. The majority of these integrated programs are accredited by the National Committee for Quality Assurance.

In addition, through our SilverScript Insurance Company (“SilverScript”) and Pennsylvania Life Insurance Company (“Pennsylvania Life”) subsidiaries, we are a national provider of drug benefits to eligible beneficiaries under the Federal Government’s Medicare Part D program. We currently provide Medicare Part D plan benefits to approximately 3.9 million beneficiaries through the above mentioned insurance companies.

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

The Pharmacy Services Segment operates under the CVS Caremark® Pharmacy Services, Caremark®, CVS Caremark®, CarePlus CVS/pharmacy®, RxAmerica® and Accordant® names. As of December 31, 2012, the Pharmacy Services Segment operated 31 retail specialty pharmacy stores, 12 specialty mail order pharmacies and five mail service pharmacies located in 22 states, Puerto Rico and the District of Columbia.

Overview of Our Retail Pharmacy Segment

Our Retail Pharmacy Segment sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, photo finishing, seasonal merchandise, greeting cards and convenience foods through our CVS/pharmacy® and Longs Drugs® retail stores and online through CVS.com®. Our Retail Pharmacy Segment derives the majority of its revenues through the sale of prescription drugs, which are dispensed by our more than 26,000 retail pharmacists. The role of our retail pharmacists is shifting from primarily dispensing prescriptions to also providing services, including flu vaccinations as well as face-to-face patient counseling with respect to adherence to drug therapies, closing gaps in care, and more cost-effective drug therapies. Our integrated pharmacy services model enables us to enhance access to care while helping to lower overall health care costs and improve health outcomes.

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

Our proprietary loyalty card program, ExtraCare®, has approximately 70 million active cardholders, making it one of the largest and most successful retail loyalty card programs in the country.

As of December 31, 2012, our Retail Pharmacy Segment included 7,458 retail drugstores (of which 7,402 operated a pharmacy) located in 42 states, the District of Columbia, and Puerto Rico operating primarily under the CVS/pharmacy® or Longs Drugs® names, 19 onsite pharmacies and 640 retail health care clinics operating under the MinuteClinic® name (of which 633 were located in CVS/pharmacy stores), and our online retail website, CVS.com®.

Overview of Our Corporate Segment

The Corporate Segment provides management and administrative services to support the Company. The Corporate Segment consists of certain aspects of our executive management, corporate relations, legal, compliance, human resources, corporate information technology and finance departments.

Results of Operations

Summary of our Consolidated Financial Results

	Year Ended December 31,
In millions, except per common share amounts	2012	2011	2010
Net revenues	$123,133	$107,100	$95,778
Gross profit	22,506	20,561	20,219
Operating expenses	15,278	14,231	14,082
Operating profit	7,228	6,330	6,137
Interest expense, net	557	584	536
Loss on early extinguishment of debt	348	—	—
Income before income tax provision	6,323	5,746	5,601
Income tax provision	2,441	2,258	2,179
Income from continuing operations	3,882	3,488	3,422
Income (loss) from discontinued operations, net of tax	(7)	(31)	2
Net income	3,875	3,457	3,424
Net loss attributable to noncontrolling interest	2	4	3
Net income attributable to CVS Caremark	$3,877	$3,461	$3,427

Diluted earnings per common share:
Income from continuing operations attributable to CVS Caremark	$3.03	$2.59	$2.49
Loss from discontinued operations attributable to CVS Caremark	(0.01)	(0.02)	—
Net income attributable to CVS Caremark	$3.03	$2.57	$2.49

Net revenues increased $16.0 billion in 2012 compared to 2011, and increased $11.3 billion in 2011 compared to 2010. As you review our performance in this area, we believe you should consider the following important information:

•          During 2012, net revenues in our Pharmacy Services Segment increased 24.7% and net revenues in our Retail Pharmacy Segment increased 6.8% compared to the prior year.

•          During 2011, net revenues in our Pharmacy Services Segment increased by 24.9% and net revenues in our Retail Pharmacy Segment increased 3.9% compared to the prior year.

•          The increase in our generic dispensing rates in both of our operating segments continued to have an adverse effect on net revenue in 2012 as compared to 2011, as well as in 2011 as compared to 2010.

Please see the Segment Analysis later in this document for additional information about our net revenues.

Gross profit increased $1.9 billion, or 9.5% in 2012, to $22.5 billion, or 18.3% of net revenues, as compared to $20.6 billion, or 19.2% of net revenues in 2011. Gross profit increased $342 million, or 1.7% in 2011, to $20.6 billion, or 19.2% of net revenues, as compared to $20.2 billion, or 21.1% of net revenues in 2010.

•            During 2012, gross profit in our Pharmacy Services Segment and Retail Pharmacy Segment increased by 16.1% and 9.4%, respectively, compared to the prior year.  For the year ended December 31, 2012, gross profit as a percent of net revenues in our Pharmacy Services Segment and Retail Pharmacy Segment was 5.2% and 30.0%, respectively.

•            During 2011, gross profit in our Retail Pharmacy Segment increased by 2.5% which was partially offset by declines in our Pharmacy Services Segment of 1.1%, compared to the prior year. For the year ended December 31, 2011, gross profit as a percent of net revenues in our Pharmacy Services Segment and Retail Pharmacy Segment was 5.6% and 29.3%, respectively.

•            The increased weighting toward the Pharmacy Services Segment, which has a lower gross margin than the Retail Pharmacy Segment, is resulting in a continued decline in consolidated gross profit as a percent of net revenues. In addition, gross profit has been negatively impacted by the efforts of managed care organizations, pharmacy benefit managers and governmental and other third-party payors to reduce their prescription drug costs.

•            In addition, for the three years 2010 through 2012, our gross profit continued to benefit from the increased utilization of generic drugs (which normally yield a higher gross profit rate than equivalent brand name drugs) in both the Pharmacy Services and Retail Pharmacy segments.

Please see the Segment Analysis later in this document for additional information about our gross profit.

Operating expenses increased $1.0 billion, or 7.4% in the year ended December 31, 2012, as compared to the prior year. Operating expenses as a percent of net revenues improved approximately 90 basis points to 12.4% in the year ended December 31, 2012. The increase in operating expenses in the year ended December 31, 2012 was primarily due to incremental store operating costs associated with a higher store count as compared to the prior year period, as well as the expansion of our Medicare Part D business. The improvement in operating expenses as a percent of net revenues is primarily due to expense leverage from net revenue growth and expense control initiatives.

Operating expenses increased $149 million in the year ended December 31, 2011 as compared to the prior year. Operating expenses as a percent of net revenues increased approximately 140 basis points to 13.3% in the year ended December 31, 2011. The increase in operating expenses in the year ended December 31, 2011 was primarily due to incremental store operating costs associated with a higher store count as compared to the prior year period, as well as costs associated with changes designed to streamline our Pharmacy Services Segment and expenses associated with the acquisition and integration of the Medicare prescription drug business of Universal Medicare Corp. (the “UAM Medicare Part D Business”).

Please see the Segment Analysis later in this document for additional information about operating expenses.

Interest expense, net consisted of the following:

In millions	2012	2011	2010
Interest expense	$561	$588	$539
Interest income	(4)	(4)	(3)
Interest expense, net	$557	$584	$536

Net interest expense decreased $27 million during the year ended December 31, 2012, which resulted from a reduction in our average outstanding short-term and long-term debt. During 2011, net interest expense increased by $48 million, to $584 million compared to 2010, due to a higher average interest rate during the period as we shifted from short-term debt to long-term debt.

Income tax provision - Our effective income tax rate was 38.6%, 39.3% and 38.9% in 2012, 2011 and 2010, respectively. The lower effective income tax in 2012 versus 2011 primarily relates to permanent items, some of which are non-recurring in nature. The higher effective income tax in 2011 versus 2010 primarily relates to changes in the recognition of previously unrecognized tax benefits relating to the expiration of various statutes of limitation and settlements with tax authorities in 2010. In 2010, we recognized $47 million of income tax benefits related to the expiration of various statutes of limitation and settlements with tax authorities.

Income from continuing operations increased $394 million or 11.3% to $3.9 billion in 2012. Income from continuing operations increased $66 million or 1.9% to $3.5 billion in 2011 as compared to $3.4 billion in 2010. The 2012 increase in income from continuing operations was primarily related to increases in generic dispensing rates and growth of our Medicare Part D business in our Pharmacy Services Segment, as well as increased sales in the Retail Pharmacy Segment resulting from share gains in our underlying business and the contractual impasse between Express Scripts and Walgreens, our principal PBM and retail pharmacy competitors, respectively. Walgreens exited from the Express Scripts network as of January 1, 2012. Subsequently, Express Scripts and Walgreens entered into a new pharmacy network agreement that became effective on September 15, 2012.

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

We incurred a loss from discontinued operations of $7 million in 2012, a loss from discontinued operations of $31 million in 2011 and income from discontinued operations of $2 million in 2010. The loss from discontinued operations in 2012 was primarily due to lease-related costs related to Linens ‘n Things lease guarantees. The loss from discontinued operations in 2011 was primarily due to the disposition of our TheraCom subsidiary. We recognized a $53 million pre-tax gain and a $37 million after-tax loss on the sale of TheraCom. The after-tax loss was caused by the income tax treatment of TheraCom’s nondeductible goodwill. Income from discontinued operations (net of tax) was $2 million in 2010 due to $28 million in income from operations of TheraCom offset by $24 million in costs associated with our Linens ‘n Things lease guarantees and a $2 million tax provision.

See Note 4 “Discontinued Operations” to the consolidated financial statements for additional information about discontinued operations and Note 13 “Commitments and Contingencies” for additional information about our lease guarantees.

Net loss attributable to noncontrolling interest represents the minority shareholders’ portion of the net loss from our majority owned subsidiary, Generation Health, Inc. We acquired the remaining 40% interest of Generation Health, Inc. on June 29, 2012. The net loss attributable to noncontrolling interest for the years ended December 31, 2012, 2011 and 2010 was $2 million, $4 million and $3 million, respectively.

Net income attributable to CVS Caremark increased $416 million or 12.0% to $3.9 billion (or $3.03 per diluted share) in 2012. This compares to $3.5 billion (or $2.57 per diluted share) in 2011 and $3.4 billion (or $2.49 per diluted share) in 2010. As noted above, the 2012 increase in net income attributable to CVS Caremark was primarily related to new 2012 client starts and growth of our Medicare Part D business in our Pharmacy Services Segment, as well as increased sales in the Retail Pharmacy Segment resulting from share gains in our underlying business and the contractual impasse between Express Scripts and Walgreens. The increase in net income attributable to CVS Caremark per diluted share was also driven by increased share repurchase activity in 2012 and 2011.

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

In millions	Pharmacy Services Segment (1)(2)	Retail Pharmacy Segment (2)	Corporate Segment	Intersegment Eliminations(2)	Consolidated Totals
2012:
Net revenues	$73,444	$63,654	$—	$(13,965)	$123,133
Gross profit	3,808	19,109	—	(411)	22,506
Operating profit	2,679	5,654	(694)	(411)	7,228
2011:
Net revenues	$58,874	$59,599	$—	$(11,373)	$107,100
Gross profit	3,279	17,468	—	(186)	20,561
Operating profit	2,220	4,912	(616)	(186)	6,330
2010:
Net revenues	$47,145	$57,345	$—	$(8,712)	$95,778
Gross profit	3,315	17,039	—	(135)	20,219
Operating profit	2,361	4,537	(626)	(135)	6,137

(1)         Net revenues of the Pharmacy Services Segment include approximately $8.4 billion, $7.9 billion and $6.6 billion of Retail Co-Payments for 2012, 2011 and 2010, respectively. See Note 1 to the consolidated financial statements for additional information about Retail Co-Payments.

(2)         Intersegment eliminations relate to two types of transactions: (i) Intersegment revenues that occur when Pharmacy Services Segment customers use Retail Pharmacy Segment stores to purchase covered products. When this occurs, both the Pharmacy Services and Retail Pharmacy segments record the revenue on a standalone basis, and (ii) Intersegment revenues, gross profit and operating profit that occur when Pharmacy Services Segment customers, through the Company’s intersegment activities (such as the Maintenance Choice® program), elect to pick-up their maintenance prescriptions at Retail Pharmacy Segment stores instead of receiving them through the mail. When this occurs, both the Pharmacy Services and Retail Pharmacy segments record the revenue, gross profit and operating profit on a standalone basis. Beginning in the fourth quarter of 2011, the Maintenance Choice eliminations reflect all discounts available for the purchase of mail order prescription drugs. The following amounts are eliminated in consolidation in connection with the item (ii) intersegment activity: net revenues of $3.4 billion, $2.6 billion and $1.8 billion for the years ended December 31, 2012, 2011 and 2010, respectively; gross profit and operating profit of $411 million, $186 million and $135 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Pharmacy Services Segment

The following table summarizes our Pharmacy Services Segment’s performance for the respective periods:

	Year Ended December 31,
In millions	2012	2011	2010
Net revenues	$73,444	$58,874	$47,145
Gross profit	3,808	3,279	3,315
Gross profit % of net revenues	5.2%	5.6%	7.0%
Operating expenses	1,129	1,059	954
Operating expenses % of net revenues	1.5%	1.8%	2.0%
Operating profit	2,679	2,220	2,361
Operating profit % of net revenues	3.7%	3.8%	5.0%
Net revenues(1) :
Mail choice(2)	$22,843	$18,616	$16,159
Pharmacy network(3)	50,411	40,040	30,681
Other	190	218	305
Pharmacy claims processed(1) :
Total	880.5	774.6	584.7
Mail choice(2)	81.7	70.6	64.1
Pharmacy network(3)	798.8	704.0	520.6
Generic dispensing rate(1) :
Total	78.5%	74.1%	71.5%
Mail choice(2)	72.0%	64.9%	61.3%
Pharmacy network(3)	79.1%	75.0%	72.7%
Mail choice penetration rate	22.7%	22.3%	25.8%

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

Net revenues in our Pharmacy Services Segment increased $14.6 billion, or 24.7%, to $73.4 billion for the year ended December 31, 2012, as compared to the prior year. The increase in net revenues was primarily due to new client starts on January 1, 2012, drug cost inflation and the growth of our Medicare Part D program. Conversely, the increase in our generic dispensing rate had a negative impact on our revenue in 2012 as it did in 2011.

Net revenues increased $11.7 billion, or 24.9%, to $58.9 billion for the year ended December 31, 2011, as compared to the prior year. The increase in 2011 was primarily due to the addition of the long-term contract with Aetna Inc. (“Aetna”), which became effective on January 1, 2011, as well as activity resulting from our April 29, 2011 acquisition of the UAM Medicare Part D Business. Additionally, the increase in our generic dispensing rate had a negative impact on our revenue in 2011 as it did in 2010.

As you review our Pharmacy Services Segment’s revenue performance, we believe you should also consider the following important information:

•          Our mail choice claims processed increased 15.7% to 81.7 million claims in the year ended December 31, 2012, compared to 70.6 million claims in the prior year. The increase in mail choice claim volume was primarily due to a significant number of 2012 new client starts, as well as increased claims associated with the continuing client adoption of our Maintenance Choice program. During 2011, our mail choice claims processed increased 10.2% to 70.6 million claims. The increase in mail choice claim volume was primarily due to the addition of the long-term contract with Aetna, which became effective on January 1, 2011.

•          During 2012 and 2011, our average revenue per mail choice claim increased by 6.0% and 4.6%, compared to 2011 and 2010, respectively. This increase was primarily due to drug cost inflation particularly in our specialty business.

•          Our mail choice generic dispensing rate was 72.0%, 64.9% and 61.3% in the years ended December 31, 2012, 2011 and 2010, respectively.

•          Our pharmacy network generic dispensing rate increased to 79.1% in the year ended December 31, 2012, compared to 75.0% in the prior year. During 2011, our pharmacy network generic dispensing rate increased to 75.0% compared to our pharmacy network generic dispensing rate of 72.7% in 2010. These continued increases in both mail choice and pharmacy network generic dispensing rates were primarily due to the impact of new generic drug introductions and our continuous efforts to encourage plan members to use generic drugs when they are available. We believe our generic dispensing rates will continue to increase in future periods. This increase will be affected by, among other things, the number of new generic drug introductions and our success at encouraging plan members to utilize generic drugs when they are available and clinically appropriate.

•          Our pharmacy network claims processed increased 13.5% to 798.8 million claims in the year ended December 31, 2012, compared to 704.0 million claims in the prior year. The increase in the pharmacy network claim volume was primarily due to a large number of 2012 new client starts, as well as higher claims activity associated with our Medicare Part D program. During 2011, our pharmacy network claims processed increased 35.2% to 704.0 million compared to 520.6 million pharmacy network claims processed in 2010. The increase in the pharmacy network claim volume was primarily due to the addition of the long-term contract with Aetna, which became effective on January 1, 2011. Additionally, we experienced higher claims activity associated with our Medicare Part D program as a result of our acquisition of the UAM Medicare Part D Business completed during the second quarter of 2011 and increases in covered lives under our legacy Medicare Part D program.

•          Our average revenue per pharmacy network claim processed increased 11.0% in the year ended December 31, 2012 as compared to the prior year. This increase was primarily due to drug cost inflation partially offset by increases in the generic dispensing rate. During 2011, our average revenue per pharmacy network claim processed decreased by 3.5%, compared to 2010. This decrease was primarily due to increases in the percentage of generic prescription drugs dispensed, changes in client pricing, and the impact of our acquisition of the UAM Medicare Part D Business, partially offset by our long-term contract with Aetna, which became effective on January 1, 2011.

•          During 2012, 2011, and 2010, we generated net revenues from our participation in the administration of the Medicare Part D drug benefit by providing PBM services to our health plan clients and other clients that have qualified as a Medicare Part D Prescription Drug Plan (a “PDP”) under regulations promulgated by the Centers for Medicare and Medicaid Services (“CMS”). We are also a national provider of drug benefits to eligible beneficiaries under the Medicare Part D program through our subsidiaries, SilverScript and Pennsylvania Life (which have been approved by CMS as PDPs).

•          The Pharmacy Services Segment recognizes revenues for its pharmacy network transactions based on individual contract terms. In accordance with ASC 605, Revenue Recognition, Caremark’s contracts are predominantly accounted for using the gross method.

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

Gross profit increased $529 million, or 16.1%, to $3.8 billion in the year ended December 31, 2012, as compared to the prior year. Gross profit as a percentage of net revenues was 5.2% for the year ended December 31, 2012, compared to 5.6% in the prior year. The increase in gross profit dollars in the year ended December 31, 2012 was primarily due to a significant number of 2012 new client starts, an increase in generic dispensing and drug cost inflation. The decrease in gross profit as a percentage of revenue was driven primarily by client pricing compression, increased payroll and other expenses associated with our mail and specialty operations, and expanding Medicare Part D operations, which has lower margins. The increase in expenses associated with our mail operations was the result of the significant number of 2012 new client starts.

During 2011, gross profit decreased $36 million, or 1.1%, to $3.3 billion for the year ended December 31, 2011, as compared to the prior year. Gross profit as a percentage of net revenues was 5.6% for the year ended December 31, 2011, compared to 7.0% in the prior year. The decrease in gross profit dollars in the year ended December 31, 2011 was primarily driven by pricing compression relating to contract renewals and in particular the renewal of a large government client contract that took effect during the third quarter of 2010 partially offset by activity associated with our April 2011 acquisition of the UAM Medicare Part D Business.

During the year ended December 31, 2011, the decrease in gross profit as a percentage of net revenues was also driven by the previously mentioned client pricing compression, as well as the profitability associated with our long-term contract with Aetna, which has lower margins. These factors were partially offset by the positive impact from the above mentioned increases in our generic dispensing rates as compared to the prior year.

As you review our Pharmacy Services Segment’s performance in this area, we believe you should consider the following important information:

•            Our gross profit dollars and gross profit as a percentage of net revenues continued to be impacted by our efforts to (i) retain existing clients, (ii) obtain new business and (iii) maintain or improve the rebates and/or discounts we received from manufacturers, wholesalers and retail pharmacies. In particular, competitive pressures in the PBM industry have caused us and other PBMs to continue to share a larger portion of rebates and/or discounts received from pharmaceutical manufacturers. In addition, market dynamics and regulatory changes have impacted our ability to offer plan sponsors pricing that includes retail network “differential” or “spread”. We expect these trends to continue. The “differential” or “spread” is any difference between the drug price charged to plan sponsors, including Medicare Part D plan sponsors, by a PBM and the price paid for the drug by the PBM to the dispensing provider. The increased use of generic drugs has positively impacted our gross profit margins but has resulted in third party payors augmenting their efforts to reduce reimbursement payments for prescriptions. This trend, which we expect to continue, reduces the benefit we realize from brand to generic product conversions.

•          We review our network contracts on an individual basis to determine if the related revenues should be accounted for using the gross method or net method under the applicable accounting rules. Caremark’s network contracts are predominantly accounted for using the gross method, which results in higher revenues, higher cost of revenues and lower gross profit rates. The conversion of certain RxAmerica contracts to the Caremark contract structure increased our net revenues, increased our cost of revenues and lowered our gross profit rates in 2010. Although this change did not affect our gross profit dollars, it did reduce our gross profit rates by approximately 40 basis points in the year ended December 31, 2010.

•          Our gross profit as a percentage of revenues benefited from the increase in our total generic dispensing rate, which increased to 78.5% and 74.1% in 2012 and 2011, respectively, compared to our generic dispensing rate of 71.5% in 2010. These increases were primarily due to new generic drug introductions and our continued efforts to encourage plan members to use generic drugs when they are available. We expect these trends to continue, albeit at a slower pace.

•         Effective January 1, 2010, CMS issued a regulation requiring that any differential or spread between the drug price charged to Medicare Part D plan sponsors by a PBM and the price paid for the drug by the PBM to the dispensing provider be reported as an administrative cost rather than a drug cost of the plan sponsor for purposes of calculating certain government subsidy payments and the drug price to be charged to enrollees. As noted above, these changes have impacted our ability to offer Medicare Part D plan sponsors pricing that includes the use of retail network differential or spread. This change impacted both our gross profit dollars and gross profit as a percentage of net revenues in 2011 and 2010.

•          As discussed in Note 13 to our consolidated financial statements, effective January 15, 2013, CMS imposed certain sanctions on our SilverScript Medicare Part D PDP. These sanctions and the remediation efforts that may be required to address issues resulting from our 2013 Medicare Part D enrollment systems conversion process and related plan consolidation efforts may have an adverse impact on the profitability of our Pharmacy Services Segment. Please see “Cautionary Statement Concerning Forward-Looking Statements” section later in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Operating expenses in our Pharmacy Services Segment, which include selling, general and administrative expenses, depreciation and amortization related to selling, general and administrative activities and retail specialty pharmacy store and administrative payroll, employee benefits and occupancy costs, decreased to 1.5% of net revenues in 2012 compared to 1.8% and 2.0% in 2011 and 2010, respectively.

As you review our Pharmacy Services Segment’s performance in this area, we believe you should consider the following important information:

•          Operating expenses increased $70 million or 6.6%, to $1.1 billion, in the year ended December 30, 2012, compared to the prior year. The increase in operating expenses is primarily related to increased costs associated with the expansion of our Medicare Part D business. The decrease in operating expenses as a percentage of net revenues is primarily due to expense leverage from net revenue growth and expense control initiatives.

•          During 2011, the increase in operating expenses of $105 million or approximately 11%, to $1.1 billion compared to 2010, is primarily related to normal operating expenses of the acquired UAM Medicare Part D Business, costs associated with changes designed to streamline our business, expenses associated with the acquisition and integration of the UAM Medicare Part D Business, partially offset by disciplined expense management.

Retail Pharmacy Segment

The following table summarizes our Retail Pharmacy Segment’s performance for the respective periods:

	Year Ended December 31,
In millions	2012	2011	2010
Net revenues	$63,654	$59,599	$57,345
Gross profit	19,109	17,468	17,039
Gross profit % of net revenues	30.0%	29.3%	29.7%
Operating expenses	13,455	12,556	12,502
Operating expenses % of net revenues	21.1%	21.1%	21.8%
Operating profit	5,654	4,912	4,537
Operating profit % of net revenues	8.9%	8.2%	7.9%
Retail prescriptions filled (90 Day = 1 prescription)	717.9	657.8	636.3
Retail prescriptions filled (90 Day = 3 prescriptions) (1)	848.1	763.4	723.1
Net revenue increase:
Total	6.8%	3.9%	3.6%
Pharmacy	7.6%	4.4%	4.1%
Front Store	5.1%	3.0%	2.6%
Total prescription volume (90 Day = 1 prescription)	9.1%	3.4%	3.2%
Total prescription volume (90 Day = 3 prescriptions) (1)	11.1%	5.6%	6.1%
Same store sales increase:
Total	5.5%	2.3%	2.1%
Pharmacy	6.5%	3.1%	2.9%
Front Store	3.4%	0.8%	0.5%
Prescription volume (90 Day = 1 prescription)	8.1%	2.2%	2.1%
Prescription volume (90 Day = 3 prescriptions) (1)	10.3%	4.4%	6.4%
Generic dispensing rates	79.2%	75.6%	73.0%
Pharmacy % of net revenues	68.8%	68.3%	68.0%
Third party % of pharmacy revenue	97.5%	97.8%	97.4%

(1)         Includes the adjustment to convert 90-day prescriptions to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal prescription.

Net revenues increased $4.1 billion, or 6.8%, to $63.7 billion for the year ended December 31, 2012, as compared to the prior year. This increase was primarily driven by a same store sales increase of 5.5% and net revenues from new stores, which accounted for approximately 110 basis points of our total net revenue percentage increase during the year.

Net revenues in our Retail Pharmacy Segment increased $2.3 billion, or 3.9% to $59.6 billion for the year ended December 31, 2011, as compared to the prior year. This increase was primarily driven by a same store sales increase of 2.3% and net revenues from new stores, which accounted for approximately 130 basis points of our total net revenue percentage increase during the year. Additionally, we continued to see a positive impact on our net revenues due to the growth of our Maintenance Choice program.

As you review our Retail Pharmacy Segment’s performance in this area, we believe you should consider the following important information:

•            Front store same store sales rose 5.1% in the year ended December 31, 2012, as compared to the prior year. Front store same store sales were positively impacted by increased customer traffic resulting from new store growth, the contractual impasse between Express Scripts and Walgreens and an additional day as a result of 2012 being a leap year.

•            Pharmacy same store sales rose 7.6% in the year ended December 31, 2012, as compared to the prior year. The contractual impasse between Express Scripts and Walgreens was a significant driver of the increase. Pharmacy same store sales also benefited from an additional day as a result of 2012 being a leap year.

•          Pharmacy revenues continue to be negatively impacted by the conversion of brand name drugs to equivalent generic drugs, which typically have a lower selling price. Pharmacy same store sales were negatively impacted by approximately 700 and 215 basis points for the years ended December 31, 2012 and 2011, respectively, due to recent generic introductions. In addition, our pharmacy growth has also been adversely affected by the lack of significant new brand name drug introductions, higher consumer co-payments and co-insurance arrangements and an increase in the number of over-the-counter remedies that were historically only available by prescription.

•          As of December 31, 2012, we operated 7,458 retail stores compared to 7,327 retail stores as of December 31, 2011 and 7,182 retail stores as of December 31, 2010. Total net revenues from new stores (excluding acquired stores) contributed approximately 1.1%, 1.3% and 1.4% to our total net revenue percentage increase in 2012, 2011, and 2010, respectively.

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

Gross profit increased $1.6 billion, or 9.4%, to $19.1 billion in the year ended December 31, 2012, as compared to the prior year. Gross profit as a percentage of net revenues increased to 30.0% in year ended December 31, 2012, from 29.3% in 2011. The increase in gross profit dollars in the year ended December 31, 2012, was primarily driven by same store sales increases. The increase in gross profit as a percentage of revenue was primarily driven by increased pharmacy margins due to the positive impact of increased generic drugs dispensed, partially offset by continued reimbursement pressure and lower front store margins.

Gross profit increased $429 million, or 2.5%, to $17.5 billion for the year ended December 31, 2011, as compared to the prior year. Gross profit as a percentage of net revenues decreased to 29.3% for the year ended December 31, 2011, compared to 29.7% for the prior year. Gross profit as a percentage of revenue was negatively impacted during 2011 by lower pharmacy margins due to continued reimbursement pressure which was partially offset by the positive impact of increased generic drugs dispensed.

As you review our Retail Pharmacy Segment’s performance in this area, we believe you should consider the following important information:

•          Gross profit was positively impacted by approximately $31 million for the year ended December 31, 2012 as a result of the change in inventory accounting methods described in Note 2 to our consolidated financial statements. The impact of this change on gross profit as a percentage of net revenues for the year ended December 31, 2012 was approximately five basis points.

•            On average, our gross profit on front-store revenues is generally higher than our average gross profit on pharmacy revenues. Front-store revenues were 31.2%, 31.7% and 32.0% of total revenues, in 2012, 2011 and 2010, respectively. Pharmacy revenues were 68.8%, 68.3% and 68.0% of total revenues, in 2012, 2011 and 2010, respectively. This shift in sales mix had a negative effect on our overall gross profit for the year ended December 31, 2012 and 2011, respectively.

•          During 2011, our front-store gross profit rate was positively impacted by private label and proprietary brand product sales, which normally yield a higher gross profit rate than other front-store products.

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

•          Sales to customers covered by third party insurance programs are a large component of our total pharmacy business. On average, our gross profit on third party pharmacy revenues is lower than our gross profit on cash pharmacy revenues. Third party pharmacy revenues were 97.5% of pharmacy revenues in 2012, compared to 97.8% and 97.4% of pharmacy revenues in 2011 and 2010, respectively.

•          The Medicare Part D program is increasing prescription utilization. However, it is also decreasing our pharmacy gross profit rates as our higher gross profit business continued to migrate to Part D coverage during 2012, 2011 and 2010.

•          The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (collectively, “ACA”) made several significant changes to Medicaid rebates and to reimbursement. One of these changes was to revise the definition of Average Manufacturer Price and the reimbursement formula for multi-source drugs. CMS has not yet issued final regulations implementing these changes. Therefore, we cannot predict the effect these changes will have on Medicaid reimbursement or their impact on the Company. See “Government Regulation” within Part I, Item 1, Business, for additional information.

Operating expenses in our Retail Pharmacy Segment include store payroll, store employee benefits, store occupancy costs, selling expenses, advertising expenses, depreciation and amortization expense and certain administrative expenses.

Operating expenses increased $899 million, or 7.2% to $13.5 billion, or 21.1% as a percentage of net revenues, in the year ended December 31, 2012, as compared to $12.6 billion, or 21.1% as a percentage of net revenues, in the prior year. Operating expenses as a percentage of net revenues remained consistent with the prior year period. The increase in operating expense dollars was the result of higher store operating costs associated with our increased store count.

Operating expenses increased $54 million, or less than 1%, to $12.6 billion, or 21.1% as a percentage of net revenues, in the year ended December 31, 2011, as compared to $12.5 billion, or 21.8% as a percentage of net revenues, in the prior year. We saw improvement in operating expenses as a percentage of net revenues for the year ended December 31, 2011, due to improved expense leverage from our same store sales growth and expense control initiatives.

Corporate Segment

Operating expenses increased $78 million, or 12.5%, to $694 million in the year ended December 31, 2012, as compared to the prior year. Operating expenses decreased $10 million, or 1.6% during 2011. Operating expenses within the Corporate Segment include executive management, corporate relations, legal, compliance, human resources, corporate information technology and finance related costs.

The increase in operating expenses in 2012 was primarily due to higher benefit costs and information technology expenses. The decrease in operating expenses in 2011 was primarily driven by lower professional fees for legal services and lower consulting costs.

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

Net cash provided by operating activities was $6.7 billion for the year ended December 31, 2012, compared to $5.9 billion in 2011, and $4.8 billion in 2010. The increase in 2012 was primarily due to the significant increase in net income, improved receivables management, improved payables management, and the timing of payments. The increase in 2011 was related to improvements in inventory and payables management, increases in accrued expenses due to the timing of payments and growth in claims payable due to increased volume of activity in our Pharmacy Services Segment, partially offset by increased accounts receivable.

Net cash used in investing activities was $1.8 billion, representing a decrease of $561 million in 2012. This compares to approximately $2.4 billion and $1.6 billion in 2011 and 2010, respectively. The decrease in 2012 was primarily due to the $1.3 billion acquisition of the UAM Medicare Part D Business which occurred in April 2011. In 2011, the increase in net cash used in investing activities was primarily due to the cash paid to acquire the UAM Medicare Part D Business, partially offset by the proceeds from the sale of our TheraCom subsidiary, increased proceeds from sale-lease back transactions and lower purchases of property and equipment.

In 2012, gross capital expenditures totaled $2.0 billion, an increase of $158 million compared to the prior year. During 2012, approximately 45% of our total capital expenditures were for new store construction, 40% were for store expansion and improvements and 15% were for technology and other corporate initiatives. Gross capital expenditures totaled approximately $1.9 billion during 2011, compared to approximately $2.0 billion in 2010. The decrease in gross capital expenditures during 2011 was primarily due to the absence of spending which occurred in 2010 related to store remodeling. During 2011, approximately 46% of our total capital expenditures were for new store construction, 18% were for store expansion and improvements and 36% were for technology and other corporate initiatives.

Proceeds from sale-leaseback transactions totaled $529 million in 2012. This compares to $592 million in 2011 and $507 million in 2010. Under the sale-leaseback transactions, the properties are generally sold at net book value, which generally approximates fair value, and the resulting leases qualify and are accounted for as operating leases. The specific timing and amount of future sale-leaseback transactions will vary depending on future market conditions and other factors.

Following is a summary of our store development activity for the respective years:

	2012(2)	2011(2)	2010(2)
Total stores (beginning of year)	7,388	7,248	7,095
New and acquired stores(1)	150	162	183
Closed stores(1)	(30)	(22)	(30)
Total stores (end of year)	7,508	7,388	7,248
Relocated stores	90	86	106

(1)         Relocated stores are not included in new or closed store totals.

(2)         Excludes specialty mail order facilities.

Net cash used in financing activities was approximately $4.9 billion in 2012, compared to net cash used in financing activities of $3.5 billion in 2011 and net cash used in financing activities of $2.8 billion in 2010. Net cash used in financing activities during 2012 was primarily related to $4.3 billion of share repurchases associated with the share repurchase programs discussed below, the repurchase of long-term debt for $1.7 billion, partially offset by the issuance of approximately $1.2 billion of long-term debt. Net cash used in financing activities during 2011 was primarily due to $3.0 billion of share repurchases associated with the share repurchase program, as well as a net reduction in our outstanding debt of $0.2 billion. Net cash used in financing activities during 2010 was primarily due to the repayment of long-term-debt of approximately $2.1 billion and $1.5 billion of share repurchases associated with the share repurchase programs, partially offset by net proceeds from the issuance of long-term debt of approximately $1 billion.

Share repurchase programs — On September 19, 2012, the Company’s Board of Directors authorized a new share repurchase program for up to $6.0 billion of outstanding common stock (the “2012 Repurchase Program”). The share repurchase authorization, which was effective immediately, permits the Company to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions. The 2012 Repurchase Program may be modified or terminated by the Board of Directors at any time.

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

Pursuant to the authorizations under the 2011 and 2012 Repurchase Programs, on September 19, 2012, we entered into a $1.2 billion fixed dollar accelerated share repurchase (“ASR”) agreement with Barclays Bank PLC (“Barclays”). Upon payment of the $1.2 billion purchase price on September 20, 2012, we received a number of shares of our common stock equal to 50% of the $1.2 billion notional amount of the ASR agreement or approximately 12.6 million shares at a price of $47.71 per share. We received approximately 13.0 million shares of common stock on November 16, 2012 at an average price of $46.96 per share, representing the remaining 50% of the $1.2 billion notional amount of the ASR agreement and thereby concluding the agreement. The total of 25.6 million shares of common stock delivered to us by Barclays over the term of the ASR agreement were placed into treasury stock.

Pursuant to the authorization under the 2011 Repurchase Program, on August 24, 2011, we entered into a $1.0 billion fixed dollar ASR agreement with Barclays. The ASR agreement contained provisions that establish the minimum and maximum number of shares to be repurchased during its term. Pursuant to the ASR agreement, on August 25, 2011, we paid $1.0 billion to Barclays in exchange for Barclays delivering 20.3 million shares of common stock to us. On September 16, 2011, upon establishment of the minimum number of shares to be repurchased, Barclays delivered an additional 5.4 million shares of common stock to us. At the conclusion of the transaction on December 28, 2011, Barclays delivered a final installment of 1.6 million shares of common stock on December 29, 2011. The aggregate 27.3 million shares of common stock delivered to us by Barclays, were placed into treasury stock. This represented all the repurchases that occurred during the year ended December 31, 2011 under the 2011 Repurchase Program.

During the year ended December 31, 2012, we repurchased an aggregate of 95.0 million shares of common stock for approximately $4.3 billion under the 2012 and 2011 Repurchase Programs. As of December 31, 2012, the 2011 Repurchase Program was complete and there remained approximately $4.7 billion available for future repurchases under the 2012 Repurchase Program.

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

Short-term borrowings - We had $690 million of commercial paper outstanding at a weighted average interest rate of 0.35% as of December 31, 2012. In connection with our commercial paper program, we maintain a $1.0 billion, three-year unsecured back-up credit facility, which expires on May 27, 2013, a $1.25 billion, four-year unsecured back-up credit facility, which expires on May 12, 2015 and a $1.25 billion, five-year unsecured back-up credit facility, which expires on February 17, 2017. The credit facilities allow for borrowings at various rates that are dependent, in part, on our public debt ratings and require us to pay a weighted average quarterly facility fee of approximately 0.05%, regardless of usage. As of December 31, 2012, there were no borrowings outstanding under the back-up credit facilities. We intend to renew our back-up credit facility that expires in May 2013.

Long-term borrowings - On November 26, 2012, we issued $1.25 billion of 2.75% unsecured senior notes due December 1, 2022 (the “2012 Notes”) for total proceeds of approximately $1.24 billion, net of discounts and underwriting fees. The 2012 Notes pay interest semi-annually and may be redeemed, in whole at any time, or in part from time to time, at our option at a defined redemption price plus accrued and unpaid interest to the redemption date. The net proceeds of the 2012 Notes were used for general corporate purposes and to repay certain corporate debt.

Also on November 26, 2012, we announced tender offers for any and all of the 6.6% Senior Notes due 2019, and up to a maximum amount of the 6.125% Senior Notes due 2016 and 5.75% Senior Notes due 2017, for up to an aggregate principal amount of $1.0 billion. In December 2012, we increased the aggregate principal amount of the tender offers to $1.325 billion and completed the repurchase for the maximum amount. We paid a premium of $332 million in excess of the debt principal in connection with the tender offers, wrote off $13 million of unamortized deferred financing costs and incurred $3 million in fees, for a total loss on the early extinguishment of debt of $348 million. The loss was recorded in income from continuing operations on the consolidated statement of income.

In connection with our acquisition of the UAM Medicare Part D Business in April 2011, we assumed $110 million of long-term debt in the form of Trust Preferred Securities that mature through 2037. During the years ended December 31, 2012 and 2011, we repaid $50 million and $60 million, respectively, of the Trust Preferred Securities at par.

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

In December 2011 and July 2012, we repurchased $958 million and $1 million of the principal amount of our Enhanced Capital Advantaged Preferred Securities (“ECAPS”) at par. The fees and write-off of deferred issuance costs associated with the early extinguishment of the ECAPS were de minimis. The remaining $41 million of outstanding ECAPS at December 31, 2012 are due in 2062 and bear interest at 6.302% per year until June 1, 2012, at which time they will pay interest based on a floating rate. The ECAPS pay interest semi-annually and may be redeemed at any time, in whole or in part at a defined redemption price plus accrued interest.

On May 13, 2010, we issued $550 million of 3.25% unsecured senior notes due May 18, 2015 and issued $450 million of 4.75% unsecured senior notes due May 18, 2020 (collectively, the “2010 Notes”) for total proceeds of $991 million, which was net of discounts and underwriting fees. The 2010 Notes pay interest semi-annually and may be redeemed, in whole at any time, or in part from time to time, at the Company’s option at a defined redemption price plus accrued and unpaid interest to the redemption date. The net proceeds of the 2010 Notes were used to repay a portion of the Company’s outstanding commercial paper borrowings, certain other corporate debt and for general corporate purposes.

Our backup credit facility, unsecured senior notes and ECAPS (see Note 7 to the Consolidated Financial Statements) contain customary restrictive financial and operating covenants.

These covenants do not include a requirement for the acceleration of our debt maturities in the event of a downgrade in our credit rating. We do not believe the restrictions contained in these covenants materially affect our financial or operating flexibility.

As of December 31, 2012 and 2011, we had no outstanding derivative financial instruments.

Debt Ratings - As of December 31, 2012, our long-term debt was rated “Baa2” by Moody’s with a positive outlook and “BBB+” by Standard & Poor’s with a stable outlook, and our commercial paper program was rated “P-2” by Moody’s and “A-2” by Standard & Poor’s. In assessing our credit strength, we believe that both Moody’s and Standard & Poor’s considered, among other things, our capital structure and financial policies as well as our consolidated balance sheet, our historical acquisition activity and other financial information. Although we currently believe our long-term debt ratings will remain investment grade, we cannot guarantee the future actions of Moody’s and/or Standard & Poor’s. Our debt ratings have a direct impact on our future borrowing costs, access to capital markets and new store operating lease costs.

Quarterly Dividend Increase - In December 2012, our Board of Directors authorized a 38% increase in our quarterly common stock dividend to $0.225 per share. This increase equates to an annual dividend rate of $0.90 per share. In December 2011, our Board of directors authorized a 30% increase in our quarterly common stock dividend to $0.1625 per share. This increase equated to an annual dividend rate of $0.65 per share. On January 11, 2011, our Board of Directors authorized a 43% increase in our quarterly common stock dividend to $0.125 per share. This increase equated to an annual dividend rate of $0.50 per share. In January 2010, our Board of Directors authorized a 15% increase in our quarterly common stock dividend to $0.0875 per share. This increase equated to an annual dividend rate of $0.35 per share.

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

As of December 31, 2012, the Company guaranteed approximately 74 such store leases (excluding the lease guarantees related to Linens ‘n Things), with the maximum remaining lease term extending through 2022. Management believes the ultimate disposition of any of the remaining lease guarantees will not have a material adverse effect on the Company’s consolidated financial condition or future cash flows. Please see “Income (loss) from discontinued operations” previously in this document for further information regarding our guarantee of certain Linens ‘n Things’ store lease obligations.

Following is a summary of our significant contractual obligations as of December 31, 2012:

	Payments Due by Period
In millions	Total	2013	2014 to 2015	2016 to 2017	Thereafter
Operating leases	$27,596	$2,261	$4,097	$3,802	$17,436
Leases from discontinued operations	93	21	36	24	12
Long-term debt	8,967	1	1,100	1,731	6,135
Interest payments on long-term debt(1)	6,545	472	897	813	4,363
Other long-term liabilities reflected in our consolidated balance sheet	512	39	152	104	217
Capital lease obligations	336	20	42	42	232
	$44,049	$2,814	$6,324	$6,516	$28,395

(1)         Interest payments on long-term debt are calculated on outstanding balances and interest rates in effect on December 31, 2012.

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

We recognize revenue in the Pharmacy Services Segment when: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured. The following revenue recognition policies have been established for the Pharmacy Services Segment.

•          Revenues generated from prescription drugs sold by mail service pharmacies are recognized when the prescription is shipped. At the time of shipment, the Pharmacy Services Segment has performed substantially all of its obligations under its client contracts and does not experience a significant level of returns or reshipments.

•          Revenues generated from prescription drugs sold by third party pharmacies in the Pharmacy Services Segment’s retail pharmacy network and associated administrative fees are recognized at the Pharmacy Services Segment’s point-of-sale, which is when the claim is adjudicated by the Pharmacy Services Segment’s online claims processing system.

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

In addition to these premiums, our net revenues include co-payments, coverage gap benefits, deductibles and co-insurance (collectively, the “Member Co-Payments”) related to PDP members’ actual prescription claims. In certain cases, CMS subsidizes a portion of these Member Co-Payments and we are paid an estimated prospective Member Co-Payment subsidy, each month. The prospective Member Co-Payment subsidy amounts received from CMS are also included in our net revenues. We assume no risk for these amounts, which represented 7.7%, 3.1% and 2.6% of consolidated net revenues in 2012, 2011 and 2010, respectively. If the prospective Member Co-Payment subsidies received differ from the amounts based on actual prescription claims, the difference is recorded in either accounts receivable or accrued expenses. We account for CMS obligations and Member Co-Payments (including the amounts subsidized by CMS) using the gross method consistent with our revenue recognition policies for Mail Co-Payments and Retail Co-Payments. We have recorded estimates of various assets and liabilities arising from our participation in the Medicare Part D program based on information in our claims management and enrollment systems. Significant estimates arising from our participation in the Medicare Part D program include: (i) estimates of low-income cost subsidy and reinsurance amounts ultimately payable to or receivable from CMS based on a detailed claims reconciliation, (ii) an estimate of amounts payable to CMS under a risk-sharing feature of the Medicare Part D program design, referred to as the risk corridor and (iii) estimates for claims that have been reported and are in the process of being paid or contested and for our estimate of claims that have been incurred but have not yet been reported. Actual amounts of Medicare Part D-related assets and liabilities could differ significantly from amounts recorded. Historically, the effect of these adjustments has not been material to our results of operations or financial position.

Retail Pharmacy Segment

Our Retail Pharmacy Segment recognizes revenue from the sale of merchandise (other than prescription drugs) at the time the merchandise is purchased by the retail customer. Revenue from the sale of prescription drugs is recognized at the time the prescription is filled as opposed to upon delivery as required under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 605, Revenue Recognition. For substantially all prescriptions, the fill date and the delivery date occur in the same reporting period. The effect on both revenue and income of recording prescription drug sales upon fill as opposed to delivery is immaterial. Customer returns are not material. Revenue generated from the performance of services in our health care clinics is recognized at the time the services are performed.

We have not made any material changes in the way we recognize revenue during the past three years.

Vendor Allowances and Purchase Discounts

Pharmacy Services Segment

Our Pharmacy Services Segment receives purchase discounts on products purchased. Contractual arrangements with vendors, including manufacturers, wholesalers and retail pharmacies, normally provide for the Pharmacy Services Segment to receive purchase discounts from established list prices in one, or a combination, of the following forms: (i) a direct discount at the time of purchase, (ii) a discount for the prompt payment of invoices or (iii) when products are purchased indirectly from a manufacturer (e.g., through a wholesaler or retail pharmacy), a discount (or rebate) paid subsequent to dispensing. These rebates are recognized when prescriptions are dispensed and are generally calculated and billed to manufacturers within 30 days of the end of each completed quarter. Historically, the effect of adjustments resulting from the reconciliation of rebates recognized to the amounts billed and collected has not been material to the results of operations. We account for the effect of any such differences as a change in accounting estimate in the period the reconciliation is completed. The Pharmacy Services Segment also receives additional discounts under its wholesaler contract if it exceeds contractually defined annual purchase volumes. In addition, the Pharmacy Services Segment receives fees from pharmaceutical manufacturers for administrative services. Purchase discounts and administrative service fees are recorded as a reduction of “Cost of revenues”.

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

Inventory

Effective January 1, 2012, the Company changed its methods of accounting for prescription drug inventories in the Retail Pharmacy Segment. Prior to 2012, the Company valued prescription drug inventories at the lower of cost or market on a first-in, first-out (“FIFO”) basis in retail pharmacies using the retail inventory method and in distribution centers using the FIFO cost method. Effective January 1, 2012, all prescription drug inventories in the Retail Pharmacy Segment have been valued at the lower of cost or market using the weighted average cost method. These changes affected approximately 51% of consolidated inventories.

These changes were made primarily to bring all of the pharmacy operations of the Company to a common inventory valuation methodology and to provide the Company with better information to manage its retail pharmacy operations. The Company believes the weighted average cost method is preferable to the retail inventory method and the FIFO cost method because it results in greater precision in the determination of cost of revenues and inventories by specific drug product and results in a consistent inventory valuation method for all of the Company’s prescription drug inventories as the Pharmacy Services Segment’s mail service and specialty pharmacies were already on the weighted average cost method. Most of these mail service and specialty pharmacies in the Pharmacy Services Segment were acquired in the Company’s 2007 acquisition of Caremark Rx, Inc.

The Company recorded the cumulative effect of these changes in accounting principle as of January 1, 2012. The Company determined that retrospective application for periods prior to 2012 is impracticable, as the period-specific information necessary to value prescription drug inventories in the Retail Pharmacy Segment under the weighted average cost method is unavailable. The Company implemented a new pharmacy cost accounting system to value prescription drug inventory as of January 1, 2012 and calculated the cumulative impact. The effect of these changes in accounting principle as of January 1, 2012 was a decrease in inventories of $146 million, an increase in current deferred income tax assets of $57 million and a decrease in retained earnings of $89 million.

The weighted average cost method continues to be used to determine cost of sales and inventory in our mail service and specialty pharmacies in our Pharmacy Services Segment. Front store inventory in our Retail Pharmacy Segment is stated at the lower of cost or market on a FIFO basis using the retail method of accounting to determine cost of sales and inventory, and the cost method of accounting on a FIFO basis to determine front store inventory in our distribution centers. Under the retail method, inventory is stated at cost, which is determined by applying a cost-to-retail ratio to the ending retail value of our inventory. Since the retail value of our inventory is adjusted on a regular basis to reflect current market conditions, our carrying value should approximate the lower of cost or market. In addition, we reduce the value of our ending inventory for estimated inventory losses that have occurred during the interim period between physical inventory counts. Physical inventory counts are taken on a regular basis in each store and a continuous cycle count process is the primary procedure used to validate the inventory balances on hand in each distribution center and mail facility to ensure that the amounts reflected in the accompanying consolidated financial statements are properly stated. The accounting for inventory contains uncertainty since we must use judgment to estimate the inventory losses that have occurred during the interim period between physical inventory counts. When estimating these losses, we consider a number of factors, which include, but are not limited to, historical physical inventory results on a location-by-location basis and current physical inventory loss trends.

Our total reserve for estimated inventory losses covered by this critical accounting policy was $207 million as of December 31, 2012. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for estimated inventory losses, it is possible that actual results could differ. In order to help you assess the aggregate risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated inventory losses, which we believe is a reasonably likely change, would increase or decrease our total reserve for estimated inventory losses by about $21 million as of December 31, 2012.

Although we believe that the estimates discussed above are reasonable and the related calculations conform to generally accepted accounting principles, actual results could differ from our estimates, and such differences could be material.

Goodwill and Intangible Assets

Identifiable intangible assets consist primarily of trademarks, client contracts and relationships, favorable leases and covenants not to compete. These intangible assets arise primarily from the determination of their respective fair market values at the date of acquisition.

Amounts assigned to identifiable intangible assets, and their related useful lives, are derived from established valuation techniques and management estimates. Goodwill represents the excess of amounts paid for acquisitions over the fair value of the net identifiable assets acquired.

We evaluate the recoverability of certain long-lived assets, including intangible assets with finite lives, but excluding goodwill and intangible assets with indefinite lives which are tested for impairment using separate tests, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. We group and evaluate these long-lived assets for impairment at the lowest level at which individual cash flows can be identified. When evaluating these long-lived assets for potential impairment, we first compare the carrying amount of the asset group to the asset group’s estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than the carrying amount of the asset group, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset group to the asset group’s estimated future cash flows (discounted and with interest charges). If required, an impairment loss is recorded for the portion of the asset group’s carrying value that exceeds the asset group’s estimated future cash flows (discounted and with interest charges). Our long-lived asset impairment loss calculation contains uncertainty since we must use judgment to estimate each asset group’s future sales, profitability and cash flows. When preparing these estimates, we consider historical results and current operating trends and our consolidated sales, profitability and cash flow results and forecasts.

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

Goodwill is tested for impairment on a reporting unit basis using a two-step process. The first step of the impairment test is to identify potential impairment by comparing the reporting unit’s fair value with its net book value (or carrying amount), including goodwill. The fair value of our reporting units is estimated using a combination of the discounted cash flow valuation model and comparable market transaction models. If the fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is not considered to be impaired and the second step of the impairment test is not performed. If the carrying amount of the reporting unit  exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step of the impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying amount of the goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to that excess.

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

The carrying value of goodwill and other intangible assets covered by this critical accounting policy was $26.4 billion and $9.8 billion as of December 31, 2012, respectively. We did not record any impairment losses related to goodwill or other intangible assets during 2012, 2011 or 2010. During the third quarter of 2012, we performed our required annual impairment tests of goodwill and indefinitely-lived trademarks. The results of the impairment tests concluded that there was no impairment of goodwill or trademarks. The goodwill impairment test resulted in the fair value of our Pharmacy Services and Retail Pharmacy reporting units exceeding their carrying values by a significant margin. The carrying value of goodwill as of December 31, 2012, in our Pharmacy Services and Retail Pharmacy reporting units was $19.6 billion and $6.7 billion, respectively.

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

Our total closed store lease liability covered by this critical accounting policy was $339 million as of December 31, 2012. This amount is net of $209 million of estimated sublease income that is subject to the uncertainties discussed above. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for sublease income, it is possible that actual results could differ.

In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated sublease income, which we believe is a reasonably likely change, would increase or decrease our total closed store lease liability by about $21 million as of December 31, 2012.

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

The estimate of our self-insurance liability contains uncertainty since we must use judgment to estimate the ultimate cost that will be incurred to settle reported claims and unreported claims for incidents incurred but not reported as of the balance sheet date. When estimating our self-insurance liability, we consider a number of factors, which include, but are not limited to, historical claim experience, demographic factors, severity factors and other standard insurance industry actuarial assumptions. On a quarterly basis, we review our self-insurance liability to determine if it is adequate as it relates to our general liability, workers’ compensation and auto liability. Similar reviews are conducted semi-annually to determine if our self-insurance liability is adequate for our health and medical liability.

Our total self-insurance liability covered by this critical accounting policy was $590 million as of December 31, 2012. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for our self-insurance liability, it is possible that actual results could differ. In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimate for our self-insurance liability, which we believe is a reasonably likely change, would increase or decrease our self-insurance liability by about $59 million as of December 31, 2012.

We have not made any material changes in the accounting methodology used to establish our self-insurance liability during the past three years.

New Accounting Pronouncements

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 eliminates the current option to report other comprehensive income and its components in the statement of shareholders’ equity. Instead, an entity will have the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 also required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. In December 2011, the FASB issued ASU 2011-12 Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which indefinitely defers the guidance related to the presentation of reclassification adjustments. ASU 2011-05 is effective for interim and annual periods beginning after December 15, 2011 and should be applied retrospectively. The Company elected to report other comprehensive income and its components in a separate statement of comprehensive income beginning in the first quarter of 2012. The adoption of ASU 2011-05 did not have a material effect on the Company’s consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment (“ASU 2011-08”). ASU 2011-08 allows entities to use a qualitative approach to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If after performing the qualitative assessment an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step goodwill impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step goodwill impairment test. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-08 did not have a material effect on the Company’s consolidated financial statements. The Company did not elect to use the qualitative approach in its 2012 annual goodwill impairment test.

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (“ASU 2012-02”). ASU 2012-02 allows entities to use a qualitative approach to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount and recognize an impairment loss, if any, to the extent the carrying value exceeds its fair value. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, and early adoption is permitted. The Company did not elect to early adopt ASU 2012-02 and does not expect the adoption will have a material effect on the Company’s consolidated financial statements.

Cautionary Statement Concerning Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Caremark Corporation. The Company and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in the Company’s filings with the Securities and Exchange Commission (“SEC”) and in its reports to stockholders. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “project,” “anticipate,” “will,” “should” and similar expressions identify statements that constitute forward-looking statements. All statements addressing operating performance of CVS Caremark Corporation or any subsidiary, events or developments that the Company expects or anticipates will occur in the future, including statements relating to revenue growth, earnings or earnings per common share growth, adjusted earnings or adjusted earnings per common share growth, free cash flow, debt ratings, inventory levels, inventory turn and loss rates, store development, relocations and new market entries, PBM business and sales trends, the Company’s ability to attract or retain customers, Medicare Part D competitive bidding and enrollment, new product development and the impact of industry developments, as well as statements expressing optimism or pessimism about future operating results or events, are forward-looking statements within the meaning of the Reform Act.

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

By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons, including, but not limited to:

•      Risks relating to the health of the economy in general and in the markets we serve, which could impact consumer purchasing power, preferences and/or spending patterns, drug utilization trends, the financial health of our PBM clients or other payors doing business with the Company and our ability to secure necessary financing, suitable store locations and sale-leaseback transactions on acceptable terms.

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

•      Regulatory changes, business changes and compliance requirements relating to our participation in Medicare, Medicaid and other federal and state government-funded programs, including requirements and restrictions imposed by CMS and other government agencies, as applicable, relating to our participation in the Medicare Part D program and other government-funded programs.

•      Possible changes in industry pricing benchmarks used to establish pricing in many of our PBM client contracts, pharmaceutical purchasing arrangements, retail network contracts, specialty payor agreements and other third party payor contracts.

•      An extremely competitive business environment, including the uncertain impact of increased consolidation in the PBM industry, uncertainty concerning the ability of our retail pharmacy business to secure and maintain contractual relationships with PBMs and other payors on acceptable terms, uncertainty concerning the ability of our PBM business to secure and maintain competitive access, pricing and other contract terms from retail network pharmacies in an environment where some PBM clients are willing to consider adopting narrow or more restricted retail pharmacy networks.

•      Uncertainty relating to the effect on our net revenues, gross profit, marketing and other operating expenses and cash flows over time if we are unable to retain the business we have gained as a result of the Express Scripts and Walgreens contractual impasse to the extent anticipated.

•      Risks relating to our ability to secure timely and sufficient access to the products we sell from our domestic and/or international suppliers.

•      Reform of the U.S. health care system, including ongoing implementation of  the Patient Protection and Affordable Care Act, continuing legislative efforts, regulatory changes and judicial interpretations impacting our health care system and the possibility of shifting political and legislative priorities related to reform of the health care system in the future.

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

•      Risks related to litigation, government investigations and other legal proceedings as they relate to our business, the pharmacy services, retail pharmacy or retail clinic industries or to the health care industry generally.

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

Management’s Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our Company’s internal control over financial reporting includes those policies and procedures that pertain to the Company’s ability to record, process, summarize and report a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that the unauthorized acquisition, use or disposition of assets are prevented or timely detected and that transactions are authorized, recorded and reported properly to permit the preparation of financial statements in accordance with generally accepted accounting principles (GAAP) and receipt and expenditures are duly authorized. In order to ensure the Company’s internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 31, 2012.

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

Based on our assessment, we conclude our Company’s internal control over financial reporting is effective and provides reasonable assurance that assets are safeguarded and that the financial records are reliable for preparing financial statements as of December 31, 2012.

Ernst & Young LLP, independent registered public accounting firm, is appointed by the Board of Directors and ratified by our Company’s shareholders. They were engaged to render an opinion regarding the fair presentation of our consolidated financial statements as well as conducting an audit of internal control over financial reporting. Their accompanying reports are based upon an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

February 15, 2013

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of CVS Caremark Corporation

We have audited CVS Caremark Corporation’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria).  CVS Caremark Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on CVS Caremark Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, CVS Caremark Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CVS Caremark Corporation as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2012 of CVS Caremark Corporation and our report dated February 15, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 15, 2013

Consolidated Statements of Income

	Year Ended December 31,
In millions, except per share amounts	2012	2011	2010
Net revenues	$123,133	$107,100	$95,778
Cost of revenues	100,627	86,539	75,559
Gross profit	22,506	20,561	20,219
Operating expenses	15,278	14,231	14,082
Operating profit	7,228	6,330	6,137
Interest expense, net	557	584	536
Loss on early extinguishment of debt	348	—	—
Income before income tax provision	6,323	5,746	5,601
Income tax provision	2,441	2,258	2,179
Income from continuing operations	3,882	3,488	3,422
Income (loss) from discontinued operations, net of tax	(7)	(31)	2
Net income	3,875	3,457	3,424
Net loss attributable to noncontrolling interest	2	4	3
Net income attributable to CVS Caremark	$3,877	$3,461	$3,427
Basic earnings per common share:
Income from continuing operations attributable to CVS Caremark	$3.06	$2.61	$2.51
Income (loss) from discontinued operations attributable to CVS Caremark	(0.01)	(0.02)	—
Net income attributable to CVS Caremark	$3.05	$2.59	$2.51
Weighted average common shares outstanding	1,271	1,338	1,367
Diluted earnings per common share:
Income from continuing operations attributable to CVS Caremark	$3.03	$2.59	$2.49
Income (loss) from discontinued operations attributable to CVS Caremark	(0.01)	(0.02)	—
Net income attributable to CVS Caremark	$3.03	$2.57	$2.49
Weighted average common shares outstanding	1,280	1,347	1,377
Dividends declared per common share	$0.65	$0.50	$0.35

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
In millions	2012	2011	2010
Net income	$3,875	$3,457	$3,424
Other comprehensive income (loss):
Net cash flow hedges, net of income tax	3	(9)	(1)
Pension liability adjustment, net of income tax	(12)	(20)	(7)
Comprehensive income	3,866	3,428	3,416
Comprehensive loss attributable to noncontrolling interest	2	4	3
Comprehensive income attributable to CVS Caremark	$3,868	$3,432	$3,419

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

	December 31,
In millions, except per share amounts	2012	2011
Assets:
Cash and cash equivalents	$1,375	$1,413
Short-term investments	5	5
Accounts receivable, net	6,473	6,047
Inventories	10,759	10,046
Deferred income taxes	663	503
Other current assets	577	580
Total current assets	19,852	18,594
Property and equipment, net	8,632	8,467
Goodwill	26,395	26,458
Intangible assets, net	9,753	9,869
Other assets	1,280	1,155
Total assets	$65,912	$64,543
Liabilities:
Accounts payable	$5,070	$4,370
Claims and discounts payable	3,974	3,487
Accrued expenses	4,051	3,293
Short-term debt	690	750
Current portion of long-term debt	5	56
Total current liabilities	13,790	11,956
Long-term debt	9,133	9,208
Deferred income taxes	3,784	3,853
Other long-term liabilities	1,501	1,445
Commitments and contingencies (Note 13)
Redeemable noncontrolling interest	—	30
Shareholders’ equity:
Preferred stock, par value $0.01: 0.1 shares authorized; none issued or outstanding	—	—
Common stock, par value $0.01: 3,200 shares authorized; 1,667 shares issued and 1,231 shares outstanding at December 31, 2012 and 1,640 shares issued and 1,298 shares outstanding at December 31, 2011	17	16
Treasury stock, at cost: 435 shares at December 31, 2012 and 340 shares at December 31, 2011	(16,270)	(11,953)
Shares held in trust: 1 share at December 31, 2012 and 2 shares at December 31, 2011	(31)	(56)
Capital surplus	29,120	28,126
Retained earnings	25,049	22,090
Accumulated other comprehensive loss	(181)	(172)
Total shareholders’ equity	37,704	38,051
Total liabilities and shareholders’ equity	$65,912	$64,543

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,
In millions	2012	2011	2010
Cash flows from operating activities:
Cash receipts from customers	$113,205	$97,688	$94,503
Cash paid for inventory and prescriptions dispensed by retail network pharmacies	(90,032)	(75,148)	(73,143)
Cash paid to other suppliers and employees	(13,643)	(13,635)	(13,778)
Interest received	4	4	4
Interest paid	(581)	(647)	(583)
Income taxes paid	(2,282)	(2,406)	(2,224)
Net cash provided by operating activities	6,671	5,856	4,779
Cash flows from investing activities:
Purchases of property and equipment	(2,030)	(1,872)	(2,005)
Proceeds from sale-leaseback transactions	529	592	507
Proceeds from sale of property and equipment	23	4	34
Acquisitions (net of cash acquired) and other investments	(378)	(1,441)	(177)
Purchase of available-for-sale investments	—	(3)	—
Maturity of available-for-sale investments	—	60	1
Proceeds from sale of subsidiary	7	250	—
Net cash used in investing activities	(1,849)	(2,410)	(1,640)
Cash flows from financing activities:
Increase (decrease) in short-term debt	(60)	450	(15)
Proceeds from issuance of long-term debt	1,239	1,463	991
Repayments of long-term debt	(1,718)	(2,122)	(2,103)
Purchase of noncontrolling interest in subsidiary	(26)	—	—
Dividends paid	(829)	(674)	(479)
Derivative settlements	—	(19)	(5)
Proceeds from exercise of stock options	836	431	285
Excess tax benefits from stock-based compensation	28	21	28
Repurchase of common stock	(4,330)	(3,001)	(1,500)
Other	—	(9)	—
Net cash used in financing activities	(4,860)	(3,460)	(2,798)
Net increase (decrease) in cash and cash equivalents	(38)	(14)	341
Cash and cash equivalents at the beginning of the year	1,413	1,427	1,086
Cash and cash equivalents at the end of the year	$1,375	$1,413	$1,427
Reconciliation of net income to net cash provided by operating activities:
Net income	$3,875	$3,457	$3,424
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,753	1,568	1,469
Stock-based compensation	132	135	150
Loss on early extinguishment of debt	348	—	—
Gain on sale of subsidiary	—	(53)	—
Deferred income taxes and other noncash items	(106)	144	30
Change in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable, net	(387)	(748)	532
Inventories	(858)	607	(352)
Other current assets	3	(420)	(4)
Other assets	(99)	(49)	(210)
Accounts payable and claims and discounts payable	1,147	1,128	(40)
Accrued expenses	753	85	(176)
Other long-term liabilities	110	2	(44)
Net cash provided by operating activities	$6,671	$5,856	$4,779

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Shares			Dollars
	Year Ended December 31,			Year Ended December 31,
In millions	2012	2011	2010	2012	2011	2010

Common stock:
Beginning of year	1,640	1,624	1,612	$16	$16	$16
Stock options exercised and issuance of stock awards	27	16	12	1	—	—
End of year	1,667	1,640	1,624	$17	$16	$16

Treasury stock:
Beginning of year	(340)	(259)	(219)	$(11,953)	$(9,030)	$(7,610)
Purchase of treasury shares	(95)	(84)	(42)	(4,330)	(3,001)	(1,500)
Employee stock purchase plan issuances	1	3	2	47	78	80
Transfer of shares from shares held in trust	(1)	—	—	(34)	—	—
End of year	(435)	(340)	(259)	$(16,270)	$(11,953)	$(9,030)

Shares held in trust:
Beginning of year	(2)	(2)	(2)	$(56)	$(56)	$(56)
Transfer of shares to treasury stock	1	—	—	25	—	—
End of year	(1)	(2)	(2)	$(31)	$(56)	$(56)

Capital surplus:
Beginning of year				$28,126	$27,610	$27,198
Stock option activity and stock awards				955	495	384
Tax benefit on stock options and stock awards				28	21	28
Transfer of shares held in trust to treasury stock				9	—	—
Purchase of noncontrolling interest in subsidiary				2	—	—
End of year				$29,120	$28,126	$27,610

Retained earnings:
Beginning of year				$22,090	$19,303	$16,355
Changes in inventory accounting principles (Note 2)				(89)	—	—
Net income attributable to CVS Caremark				3,877	3,461	3,427
Common stock dividends				(829)	(674)	(479)
End of year				$25,049	$22,090	$19,303

Accumulated other comprehensive loss:
Beginning of year				$(172)	$(143)	$(135)
Net cash flow hedges, net of income tax				3	(9)	(1)
Pension liability adjustment, net of income tax				(12)	(20)	(7)
End of year				$(181)	$(172)	$(143)
Total shareholders’ equity				$37,704	$38,051	$37,700

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1                 Significant Accounting Policies

Description of business - CVS Caremark Corporation and its subsidiaries (the “Company”) is the largest integrated pharmacy health care provider in the United States based upon revenues and prescriptions filled. The Company currently has three reportable business segments, Pharmacy Services, Retail Pharmacy and Corporate, which are described below.

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

As a pharmacy benefits manager, the PSS manages the dispensing of pharmaceuticals through the Company’s mail order pharmacies and national network of approximately 67,000 retail pharmacies to eligible members in the benefits plans maintained by the Company’s clients and utilizes its information systems to perform, among other things, safety checks, drug interaction screenings and brand to generic substitutions.

The PSS’ specialty pharmacies support individuals that require complex and expensive drug therapies. The specialty pharmacy business includes mail order and retail specialty pharmacies that operate under the CVS Caremark® and CarePlus CVS/pharmacy® names.

The PSS also provides health management programs, which include integrated disease management for 17 conditions, through the Company’s Accordant® health management offering.

In addition, through the Company’s SilverScript Insurance Company (“SilverScript”) and Pennsylvania Life Insurance Company (“Pennsylvania Life”) subsidiaries, the PSS is a national provider of drug benefits to eligible beneficiaries under the Federal Government’s Medicare Part D program.

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

The pharmacy services business operates under the CVS Caremark® Pharmacy Services, Caremark®, CVS Caremark®, CarePlus CVS/pharmacy®, RxAmerica® and Accordant® names. As of December 31, 2012, the PSS operated 31 retail specialty pharmacy stores, 12 specialty mail order pharmacies and five mail service pharmacies located in 22 states, Puerto Rico and the District of Columbia.

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

As of December 31, 2012, the retail pharmacy business included 7,458 retail drugstores (of which 7,402 operated a pharmacy) located in 42 states, the District of Columbia and Puerto Rico operating primarily under the CVS/pharmacy® name, the online retail website, CVS.com, and 640 retail health care clinics operating under the MinuteClinic® name (of which 633 were located in CVS/pharmacy stores).

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

Cash and cash equivalents - Cash and cash equivalents consist of cash and temporary investments with maturities of three months or less when purchased. The Company invests in short-term money market funds, commercial paper and time deposits, as well as other debt securities that are classified as cash equivalents within the accompanying consolidated balance sheets, as these funds are highly liquid and readily convertible to known amounts of cash. These investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

Short-term investments - The Company’s short-term investments consist of certificate of deposits with initial maturities of greater than three months when purchased. These investments, which were classified as available-for-sale within Level 1 of the fair value hierarchy, were carried at historical cost, which approximated fair value at December 31, 2012 and 2011.

Fair value of financial instruments - As of December 31, 2012, the Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable and short-term debt. Due to the short-term nature of these instruments, the Company’s carrying value approximates fair value. The carrying amount and estimated fair value of total long-term debt was $9.1 billion and $10.8 billion, respectively, as of December 31, 2012. The fair value of the Company’s long-term debt was estimated based on quoted rates currently offered in active markets for the Company’s debt, which is considered Level 1 of the fair value hierarchy. The Company had outstanding letters of credit, which guaranteed foreign trade purchases, with a fair value of $4.9 million as of December 31, 2012. There were no outstanding derivative financial instruments as of December 31, 2012 and 2011.

Accounts receivable - Accounts receivable are stated net of an allowance for doubtful accounts. The accounts receivable balance primarily includes trade amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies), clients and members, as well as vendors and manufacturers.

The activity in the allowance for doubtful trade accounts receivable is as follows:

	Year Ended December 31,
In millions	2012	2011	2010
Beginning balance	$189	$182	$224
Additions charged to bad debt expense	149	129	73
Write-offs charged to allowance	(95)	(122)	(115)
Ending balance	$243	$189	$182

Notes to Consolidated Financial Statements (continued)

Inventories - Prior to 2012, inventories were stated at the lower of cost or market on a first-in, first-out basis using the retail inventory method in the retail pharmacy stores, the weighted average cost method in the mail service and specialty pharmacies, and the cost method on a first-in, first-out basis in the distribution centers. Effective January 1, 2012, the Company changed its methods of accounting for prescription drug inventories in the RPS to the weighted average cost method. See Note 2 for additional information regarding the accounting change. Physical inventory counts are taken on a regular basis in each store and a continuous cycle count process is the primary procedure used to validate the inventory balances on hand in each distribution center and mail facility to ensure that the amounts reflected in the accompanying consolidated financial statements are properly stated. During the interim period between physical inventory counts, the Company accrues for anticipated physical inventory losses on a location-by-location basis based on historical results and current trends.

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

The following are the components of property and equipment at December 31:

In millions	2012	2011
Land	$1,429	$1,295
Building and improvements	2,614	2,404
Fixtures and equipment	7,928	7,582
Leasehold improvements	3,105	3,021
Software	1,230	1,098
	16,306	15,400
Accumulated depreciation and amortization	(7,674)	(6,933)
	$8,632	$8,467

The gross amount of property and equipment under capital leases was $219 million and $211 million as of December 31, 2012 and 2011, respectively. Amortization of property and equipment under capital lease is included within depreciation expense. Depreciation expense totaled $1.3 billion, $1.1 billion and $1.0 billion in 2012, 2011 and 2010, respectively.

Goodwill and other indefinitely-lived assets - Goodwill and other indefinitely-lived assets are not amortized, but are subject to impairment reviews annually, or more frequently if necessary. See Note 5 for additional information on goodwill and other indefinitely-lived assets.

Intangible assets - Purchased customer contracts and relationships are amortized on a straight-line basis over their estimated useful lives between 10 and 20 years. Purchased customer lists are amortized on a straight-line basis over their estimated useful lives of up to 10 years. Purchased leases are amortized on a straight-line basis over the remaining life of the lease. See Note 5 for additional information about intangible assets.

Impairment of long-lived assets - The Company groups and evaluates fixed and finite-lived intangible assets for impairment at the lowest level at which individual cash flows can be identified, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If indicators of impairment are present, the Company first compares the carrying amount of the asset group to the estimated future cash flows associated with the asset group (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset group, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset group to the asset group’s estimated future cash flows (discounted and with interest charges). If required, an impairment loss is recorded for the portion of the asset group’s carrying value that exceeds the asset group’s estimated future cash flows (discounted and with interest charges).

Notes to Consolidated Financial Statements (continued)

Redeemable noncontrolling interest — Through June 29, 2012, the Company had an approximately 60% ownership interest in Generation Health, Inc. (“Generation Health”) and consolidated Generation Health in its consolidated financial statements. The nonemployee noncontrolling shareholders of Generation Health held put rights for the remaining interest in Generation Health that if exercised would require the Company to purchase the remaining interest in Generation Health in 2015 for a minimum of $26 million and a maximum of $159 million, depending on certain financial metrics of Generation Health in 2014. Since the noncontrolling shareholders of Generation Health had a redemption feature as a result of the put rights, the Company had classified the redeemable noncontrolling interest in Generation Health in the mezzanine section of the consolidated balance sheet outside of shareholders’ equity. On June 29, 2012, the Company acquired the remaining 40% interest in Generation Health from minority shareholders and employee option holders for $26 million and $5 million, respectively, for a total of $31 million.

The following is a reconciliation of the changes in the redeemable noncontrolling interest:

In millions	2012	2011	2010
Beginning balance	$30	$34	$37
Net loss attributable to noncontrolling interest	(2)	(4)	(3)
Purchase of noncontrolling interest	(26)	—	—
Reclassification to capital surplus in connection with purchase of noncontrolling interest	(2)	—	—
Ending balance	$—	$30	$34

Revenue Recognition

Pharmacy Services Segment - The PSS sells prescription drugs directly through its mail service pharmacies and indirectly through its retail pharmacy network. The PSS recognizes revenue from prescription drugs sold by its mail service pharmacies and under retail pharmacy network contracts where it is the principal using the gross method at the contract prices negotiated with its clients. Net revenues include: (i) the portion of the price the client pays directly to the PSS, net of any volume-related or other discounts paid back to the client (see “Drug Discounts” below), (ii) the price paid to the PSS by client plan members for mail order prescriptions (“Mail Co-Payments”) and the price paid to retail network pharmacies by client plan members for retail prescriptions (“Retail Co-Payments”), and (iii) administrative fees for retail pharmacy network contracts where the PSS is not the principal as discussed below.

Revenue is recognized when: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured. The following revenue recognition policies have been established for the PSS:

•          Revenues generated from prescription drugs sold by mail service pharmacies are recognized when the prescription is shipped. At the time of shipment, the PSS has performed substantially all of its obligations under its client contracts and does not experience a significant level of returns or reshipments.

•          Revenues generated from prescription drugs sold by third party pharmacies in the PSS’s retail pharmacy network and associated administrative fees are recognized at the PSS’s point-of-sale, which is when the claim is adjudicated by the PSS’s online claims processing system.

The PSS determines whether it is the principal or agent for its retail pharmacy network transactions on a contract by contract basis. In the majority of its contracts, the PSS has determined it is the principal due to it: (i) being the primary obligor in the arrangement, (ii) having latitude in establishing the price, changing the product or performing part of the service, (iii) having discretion in supplier selection, (iv) having involvement in the determination of product or service specifications, and (v) having credit risk. The PSS’s obligations under its client contracts for which revenues are reported using the gross method are separate and distinct from its obligations to the third party pharmacies included in its retail pharmacy network contracts. Pursuant to these contracts, the PSS is contractually required to pay the third party pharmacies in its retail pharmacy network for products sold, regardless of whether the PSS is paid by its clients. The PSS’s responsibilities under its client contracts typically include validating eligibility and coverage levels, communicating the prescription price and the co-payments due to the third party retail pharmacy, identifying possible adverse drug interactions for the pharmacist to address with the prescriber prior to dispensing, suggesting clinically appropriate generic alternatives where appropriate and approving the prescription for dispensing. Although the PSS does not have credit risk with respect to Retail Co-Payments, management believes that all of the other indicators of gross revenue reporting are present. For contracts under which the PSS acts as an agent, revenue is recognized using the net method.

Notes to Consolidated Financial Statements (continued)

Drug Discounts - The PSS deducts from its revenues any rebates, inclusive of discounts and fees, earned by its clients. Rebates are paid to clients in accordance with the terms of client contracts, which are normally based on fixed rebates per prescription for specific products dispensed or a percentage of manufacturer discounts received for specific products dispensed. The liability for rebates due to clients is included in “Claims and discounts payable” in the accompanying consolidated balance sheets.

Medicare Part D - The PSS participates in the Federal Government’s Medicare Part D program as a Prescription Drug Plan (“PDP”). Net revenues include insurance premiums earned by the PDP, which are determined based on the PDP’s annual bid and related contractual arrangements with the Centers for Medicare and Medicaid Services (“CMS”). The insurance premiums include a direct premium paid by CMS and a beneficiary premium, which is the responsibility of the PDP member, but is subsidized by CMS in the case of low-income members. Premiums collected in advance are initially deferred in accrued expenses and are then recognized in net revenues over the period in which members are entitled to receive benefits.

In addition to these premiums, net revenues include co-payments, coverage gap benefits, deductibles and co-insurance (collectively, the “Member Co-Payments”) related to PDP members’ actual prescription claims. In certain cases, CMS subsidizes a portion of these Member Co-Payments and pays the PSS an estimated prospective Member Co-Payment subsidy amount each month. The prospective Member Co-Payment subsidy amounts received from CMS are also included in net revenues. The Company assumes no risk for these amounts. If the prospective Member Co-Payment subsidies received differ from the amounts based on actual prescription claims, the difference is recorded in either accounts receivable or accrued expenses.

The PSS accounts for CMS obligations and Member Co-Payments (including the amounts subsidized by CMS) using the gross method consistent with its revenue recognition policies for Mail Co-Payments and Retail Co-Payments (discussed previously in this document).

Retail Pharmacy Segment - The RPS recognizes revenue from the sale of merchandise (other than prescription drugs) at the time the merchandise is purchased by the retail customer. Revenue from the sale of prescription drugs is recognized at the time the prescription is filled as opposed to upon delivery as required under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 605, Revenue Recognition. For substantially all prescriptions, the fill date and the delivery date occur in the same reporting period. The effect on both revenue and income of recording prescription drug sales upon fill as opposed to delivery is immaterial. Customer returns are not material. Revenue generated from the performance of services in the RPS’s health care clinics is recognized at the time the services are performed.

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

Notes to Consolidated Financial Statements (continued)

Vendor allowances and purchase discounts

The Company accounts for vendor allowances and purchase discounts as follows:

Pharmacy Services Segment - The PSS receives purchase discounts on products purchased. The PSS’ contractual arrangements with vendors, including manufacturers, wholesalers and retail pharmacies, normally provide for the PSS to receive purchase discounts from established list prices in one, or a combination, of the following forms: (i) a direct discount at the time of purchase, (ii) a discount for the prompt payment of invoices, or (iii) when products are purchased indirectly from a manufacturer (e.g., through a wholesaler or retail pharmacy), a discount (or rebate) paid subsequent to dispensing. These rebates are recognized when prescriptions are dispensed and are generally calculated and billed to manufacturers within 30 days of the end of each completed quarter. Historically, the effect of adjustments resulting from the reconciliation of rebates recognized to the amounts billed and collected has not been material to the PSS’ results of operations. The PSS accounts for the effect of any such differences as a change in accounting estimate in the period the reconciliation is completed. The PSS also receives additional discounts under its wholesaler contract if it exceeds contractually defined annual purchase volumes. In addition, the PSS receives fees from pharmaceutical manufacturers for administrative services. Purchase discounts and administrative service fees are recorded as a reduction of “Cost of revenues”.

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

Facility opening and closing costs - New facility opening costs, other than capital expenditures, are charged directly to expense when incurred. When the Company closes a facility, the present value of estimated unrecoverable costs, including the remaining lease obligation less estimated sublease income and the book value of abandoned property and equipment, are charged to expense. The long-term portion of the lease obligations associated with facility closings was $288 million and $327 million in 2012 and 2011, respectively.

Advertising costs - Advertising costs are expensed when the related advertising takes place. Advertising costs, net of vendor funding (included in operating expenses), were $221 million, $211 million and $234 million in 2012, 2011 and 2010, respectively.

Interest expense, net - Interest expense, net of capitalized interest, was $561 million, $588 million and $539 million, and interest income was $4 million, $4 million and $3 million in 2012, 2011 and 2010, respectively. Capitalized interest totaled $29 million, $37 million and $47 million in 2012, 2011 and 2010, respectively.

Shares held in trust - The Company maintains grantor trusts, which held approximately 1 and 2 million shares of its common stock at December 31, 2012 and 2011, respectively. These shares are designated for use under various employee compensation plans. Since the Company holds these shares, they are excluded from the computation of basic and diluted shares outstanding.

Accumulated other comprehensive loss - Accumulated other comprehensive loss consists of changes in the net actuarial gains and losses associated with pension and other postretirement benefit plans, and unrealized losses on derivatives. The amount included in accumulated other comprehensive loss related to the Company’s pension and postretirement plans was $268 million pre-tax ($165 million after-tax) as of December 31, 2012 and $250 million pre-tax ($152 million after-tax) as of December 31, 2011. The net impact on cash flow hedges totaled $26 million pre-tax ($16 million after-tax) and $32 million pre-tax ($20 million after-tax) as of December 31, 2012 and 2011, respectively.

Notes to Consolidated Financial Statements (continued)

Stock-based compensation - Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable requisite service period of the stock award (generally 3 to 5 years) using the straight-line method. Stock-based compensation is included in operating expenses.

Income taxes - The Company provides for income taxes currently payable, as well as for those deferred because of timing differences between reported income and expenses for financial statement purposes versus income tax return purposes. Income tax credits are recorded as a reduction of income taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax return purposes. Deferred income tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recoverable or settled. The effect of a change in income tax rates is recognized as income or expense in the period of the change.

Earnings per common share - Basic earnings per common share is computed by dividing: (i) net earnings by (ii) the weighted average number of common shares outstanding during the year (the “Basic Shares”).

Diluted earnings per common share is computed by dividing: (i) net earnings by (ii) Basic Shares plus the additional shares that would be issued assuming that all dilutive stock awards are exercised. Options to purchase 5.9 million, 30.5 million and 34.3 million shares of common stock were outstanding as of December 31, 2012, 2011 and 2010, respectively, but were not included in the calculation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

New Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”). ASU 2011-05 eliminates the current option to report other comprehensive income and its components in the statement of shareholders’ equity. Instead, an entity will have the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 also required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented. In December 2011, the FASB issued ASU 2011-12 Deferral of the Effective Date for Amendments to the Presentation of Reclassification of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, which indefinitely defers the guidance related to the presentation of reclassification adjustments. ASU 2011-05 is effective for interim and annual periods beginning after December 15, 2011 and should be applied retrospectively. The Company elected to report other comprehensive income and its components in a separate statement of comprehensive income beginning in the first quarter of 2012. The adoption of ASU 2011-05 did not have a material effect on the Company’s consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment (“ASU 2011-08”). ASU 2011-08 allows entities to use a qualitative approach to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If after performing the qualitative assessment an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step goodwill impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step goodwill impairment test. ASU 2011-08 is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The adoption of ASU 2011-08 did not have a material effect on the Company’s consolidated financial statements. The Company did not elect to use the qualitative approach in its 2012 annual goodwill impairment test.

In July 2012, the FASB issued ASU 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (“ASU 2012-02”). ASU 2012-02 allows entities to use a qualitative approach to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount and recognize an impairment loss, if any, to the extent the carrying value exceeds its fair value. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, and early adoption is permitted. The Company did not elect to early adopt ASU 2012-02 and does not expect the adoption will have a material effect on the Company’s consolidated financial statements.

Notes to Consolidated Financial Statements (continued)

2      Changes in Accounting Principle

Effective January 1, 2012, the Company changed its methods of accounting for prescription drug inventories in the Retail Pharmacy Segment. Prior to 2012, the Company valued prescription drug inventories at the lower of cost or market on a first-in, first-out (“FIFO”) basis in retail pharmacies using the retail inventory method and in distribution centers using the FIFO cost method. Effective January 1, 2012, all prescription drug inventories in the Retail Pharmacy Segment have been valued at the lower of cost or market using the weighted average cost method. These changes affected approximately 51% of consolidated inventories.

These changes were made primarily to bring all of the pharmacy operations of the Company to a common inventory valuation methodology and to provide the Company with better information to manage its retail pharmacy operations. The Company believes the weighted average cost method is preferable to the retail inventory method and the FIFO cost method because it results in greater precision in the determination of cost of revenues and inventories by specific drug product and results in a consistent inventory valuation method for all of the Company’s prescription drug inventories as the Pharmacy Services Segment’s mail service and specialty pharmacies were already on the weighted average cost method. Most of these mail service and specialty pharmacies in the Pharmacy Services Segment were acquired in the Company’s 2007 acquisition of Caremark Rx, Inc.

The Company recorded the cumulative effect of these changes in accounting principle as of January 1, 2012. The Company determined that retrospective application for periods prior to 2012 is impracticable, as the period-specific information necessary to value prescription drug inventories in the Retail Pharmacy Segment under the weighted average cost method is unavailable. The Company implemented a new pharmacy cost accounting system to value prescription drug inventory as of January 1, 2012 and calculated the cumulative impact. The effect of these changes in accounting principle as of January 1, 2012 was a decrease in inventories of $146 million, an increase in current deferred income tax assets of $57 million and a decrease in retained earnings of $89 million.

Had the Company not made these changes in accounting principle, for the year ended December 31, 2012, income from continuing operations and net income attributable to CVS Caremark would have been approximately $19 million lower. For the year ended December 31, 2012, basic and diluted earnings per common share for income from continuing operations attributable to CVS Caremark and net income attributable to CVS Caremark would have been reduced by $0.01.

3                 Business Combinations

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

In addition to the 2011 acquisition discussed above, there were two immaterial acquisitions during 2012.

4                 Discontinued Operations

On November 1, 2011, the Company sold its TheraCom, L.L.C. (“TheraCom”) subsidiary to AmerisourceBergen Corporation for $250 million, plus a working capital adjustment of $7 million which the Company received in March 2012. TheraCom is a provider of commercialization support services to the biotech and pharmaceutical industries. The TheraCom business had historically been part of the Company’s Pharmacy Services Segment. The results of the TheraCom business are presented as discontinued operations and have been excluded from both continuing operations and segment results for all periods presented.

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

Notes to Consolidated Financial Statements (continued)

Below is a summary of the results of discontinued operations:

	Year Ended December 31,
In millions	2012	2011	2010
Net revenues of TheraCom	$—	$650	$635

Income from operations of TheraCom	$—	$18	$28
Gain on disposal of TheraCom	—	53	—
Loss on disposal of Linens ‘n Things	(12)	(7)	(24)
Income tax benefit (provision)	5	(95)	(2)
Income (loss) from discontinued operations, net of tax	$(7)	$(31)	$2

5                 Goodwill and Other Intangibles

Goodwill and other indefinitely-lived assets are not amortized, but are subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate impairment may exist.

When evaluating goodwill for potential impairment, the Company first compares the fair value of its two reporting units, the PSS and RPS, to their respective carrying amounts. The Company estimates the fair value of its reporting units using a combination of a future discounted cash flow valuation model and a comparable market transaction model. If the estimated fair value of the reporting unit is less than its carrying amount, an impairment loss calculation is prepared. The impairment loss calculation compares the implied fair value of a reporting unit’s goodwill with the carrying amount of its goodwill. If the carrying amount of the goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to the excess. During the third quarter of 2012, the Company performed its required annual goodwill impairment tests. The Company concluded there were no goodwill impairments as of the testing date. The carrying amount of goodwill was $26.4 billion and $26.5 billion as of December 31, 2012 and 2011, respectively (see Note 14 for a breakdown of Goodwill by segment). The $63 million decrease in goodwill in 2012 was due to the finalization of the assessment of the fair value of assets acquired and liabilities assumed in the 2011 acquisition of the UAM Medicare Part D Business which decreased goodwill by $44 million, the realization of tax benefits associated with replacement stock options issued in a 2007 acquisition which decreased goodwill by $11 million, certain balance sheet adjustments to land and close store reserves related to acquisitions in previous years which decreased goodwill by $52 million, partially offset by a $44 million increase in goodwill associated with two immaterial acquisitions in 2012. These changes to goodwill affected both the PSS and RPS.

Indefinitely-lived intangible assets are tested for impairment by comparing the estimated fair value of the asset to its carrying value. The Company estimates the fair value of its indefinitely-lived trademark using the relief from royalty method under the income approach. If the carrying value of the asset exceeds its estimated fair value, an impairment loss is recognized and the asset is written down to its estimated fair value. During the third quarter of 2012, the Company performed its annual impairment test of the indefinitely-lived trademark and concluded there was no impairment as of the testing date. The carrying amount of its indefinitely-lived trademark was $6.4 billion as of December 31, 2012 and 2011.

The Company amortizes intangible assets with finite lives over the estimated useful lives of the respective assets, which have a weighted average useful life of 13.4 years. The weighted average useful lives of the Company’s customer contracts and relationships and covenants not to compete are 12.9 years. The weighted average lives of the Company’s favorable leases and other intangible assets are 17.3 years. Amortization expense for intangible assets totaled $486 million, $452 million and $427 million in 2012, 2011 and 2010, respectively. The anticipated annual amortization expense for these intangible assets for the next five years is $454 million in 2013, $420 million in 2014, $392 million in 2015, $364 million in 2016 and $341 million in 2017.

Notes to Consolidated Financial Statements (continued)

The following table is a summary of the Company’s intangible assets as of December 31:

	2012			2011
In millions	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark (indefinitely-lived)	$6,398	$—	$6,398	$6,398	$—	$6,398
Customer contracts and relationships and covenants not to compete	5,745	(2,812)	2,933	5,427	(2,386)	3,041
Favorable leases and other	802	(380)	422	769	(339)	430
	$12,945	$(3,192)	$9,753	$12,594	$(2,725)	$9,869

6      Share Repurchase Programs

On September 19, 2012, the Company’s Board of Directors authorized a new share repurchase program for up to $6.0 billion of outstanding common stock (the “2012 Repurchase Program”). The share repurchase authorization, which was effective immediately, permits the Company to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions. The 2012 Repurchase Program may be modified or terminated by the Board of Directors at any time.

On August 23, 2011, the Company’s Board of Directors authorized a share repurchase program for up to $4.0 billion of outstanding common stock (the “2011 Repurchase Program”). The share repurchase authorization, which was effective immediately, permitted the Company to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions.

Pursuant to the authorizations under the 2011 and 2012 Repurchase Programs, on September 19, 2012, the Company entered into a $1.2 billion fixed dollar accelerated share repurchase (“ASR”) agreement with Barclays Bank PLC (“Barclays”). Upon payment of the $1.2 billion purchase price on September 20, 2012, the Company received a number of shares of its common stock equal to 50% of the $1.2 billion notional amount of the ASR agreement or approximately 12.6 million shares at a price of $47.71 per share. The Company received approximately 13.0 million shares of common stock on November 16, 2012 at an average price of $46.96 per share, representing the remaining 50% of the $1.2 billion notional amount of the ASR agreement and thereby concluding the agreement. The total of 25.6 million shares of common stock delivered to the Company by Barclays over the term of the ASR agreement were placed into treasury stock.

Pursuant to the authorization under the 2011 Repurchase Program, on August 24, 2011, the Company entered into a $1.0 billion fixed dollar ASR agreement with Barclays. The ASR agreement contained provisions that establish the minimum and maximum number of shares to be repurchased during its term. Pursuant to the ASR agreement, on August 25, 2011, the Company paid $1.0 billion to Barclays in exchange for Barclays delivering 20.3 million shares of common stock to the Company. On September 16, 2011, upon establishment of the minimum number of shares to be repurchased, Barclays delivered an additional 5.4 million shares of common stock to the Company. At the conclusion of the transaction on December 28, 2011, Barclays delivered a final installment of 1.6 million shares of common stock on December 29, 2011. The aggregate 27.3 million shares of common stock delivered to the Company by Barclays, were placed into treasury stock. This represented all the repurchases that occurred during the year ended December 31, 2011 under the 2011 Repurchase Program.

During the year ended December 31, 2012, the Company repurchased an aggregate of 95.0 million shares of common stock for approximately $4.3 billion under the 2012 and 2011 Repurchase Programs, which includes shares received from the ASR described above. As of December 31, 2012, the 2011 Repurchase Program was complete and there remained approximately $4.7 billion available for future repurchases under the 2012 Repurchase Program.

On June 14, 2010, our Board of Directors authorized a share repurchase program for up to $2.0 billion of our outstanding common stock (the “2010 Repurchase Program”). During the year ended December 31, 2011, the Company repurchased an aggregate of 56.4 million shares of common stock for approximately $2.0 billion, completing the 2010 Repurchase Program, which included shares received from the ASR described above.

On November 4, 2009, our Board of Directors authorized a share repurchase program for up to $2.0 billion of our outstanding common stock (the “2009 Repurchase Program”). During 2010, the Company repurchased 42.4 million shares of common stock for approximately $1.5 billion, completing the 2009 Repurchase Program.

Notes to Consolidated Financial Statements (continued)

7                 Borrowing and Credit Agreements

The following table is a summary of the Company’s borrowings as of December 31:

In millions	2012	2011
Commercial paper	$690	$750
4.875% senior notes due 2014	550	550
3.25% senior notes due 2015	550	550
6.125% senior notes due 2016	421	700
5.75% senior notes due 2017	1,310	1,750
6.6% senior notes due 2019	394	1,000
4.75% senior notes due 2020	450	450
4.125% senior notes due 2021	550	550
6.25% senior notes due 2027	1,000	1,000
Trust Preferred Securities	—	50
6.125% senior notes due 2039	1,500	1,500
5.75% senior notes due 2041	950	950
Enhanced Capital Advantage Preferred Securities due 2062(1)	41	42
2.75% senior notes due 2022	1,250	—
Mortgage notes payable	1	4
Capital lease obligations	171	168
	9,828	10,014

Less:
Short-term debt (commercial paper)	(690)	(750)
Current portion of long-term debt	(5)	(56)
	$9,133	$9,208

(1)         The Enhanced Capital Advantage Preferred Securities (“ECAPS”) had a stated rate of interest of 6.302% through June 1, 2012, at which time the rate converted to a variable rate which was 2.59% at December 31, 2012.

The Company had $690 million of commercial paper outstanding as of December 31, 2012. In connection with its commercial paper program, the Company maintains a $1.0 billion, three-year unsecured back-up credit facility, which expires on May 27, 2013, a $1.25 billion, four-year unsecured back-up credit facility, which expires on May 12, 2015, and a $1.25 billion, five-year unsecured back-up credit facility, which expires on February 17, 2017. The credit facilities allow for borrowings at various rates that are dependent, in part, on the Company’s public debt ratings and require the Company to pay a weighted average quarterly facility fee of approximately 0.05%, regardless of usage. As of December 31, 2012, there were no borrowings outstanding under the back-up credit facilities. The weighted average interest rate for short-term debt was 0.35% as of December 31, 2012 and 0.37% as of December 31, 2011.

On November 26, 2012, the Company issued $1.25 billion of 2.75% unsecured senior notes due December 1, 2022 (the “2012 Notes”) for total proceeds of approximately $1.24 billion, net of discounts and underwriting fees. The 2012 Notes pay interest semi-annually and may be redeemed, in whole at any time, or in part from time to time, at the Company’s option at a defined redemption price plus accrued and unpaid interest to the redemption date. The net proceeds of the 2012 Notes were used for general corporate purposes and to repay certain corporate debt.

On November 26, 2012, the Company announced tender offers for any and all of the 6.6% Senior Notes due 2019, and up to a maximum amount of the 6.125% Senior Notes due 2016 and 5.75% Senior Notes due 2017, for up to an aggregate principal amount of $1.0 billion. In December 2012, the Company increased the aggregate principal amount of the tender offers to $1.325 billion and completed the repurchase for the maximum amount. The Company paid a premium of $332 million in excess of the debt principal in connection with the tender offers, wrote off $13 million of unamortized deferred financing costs and incurred $3 million in fees, for a total loss on the early extinguishment of debt of $348 million. The loss was recorded in income from continuing operations on the consolidated statement of income.

In connection with the Company’s acquisition of the UAM Medicare Part D Business in April 2011, the Company assumed $110 million of long-term debt in the form of Trust Preferred Securities that mature through 2037. During the years ended December 31, 2012 and 2011, the Company repaid $50 million and $60 million, respectively, of the Trust Preferred Securities at par.

Notes to Consolidated Financial Statements (continued)

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

In December 2011 and July 2012, the Company repurchased $958 million and $1 million of the principal amount of its ECAPS at par. The fees and write-off of deferred issuance costs associated with the early extinguishment of the ECAPS were de minimis. The remaining $41 million of outstanding ECAPS at December 31, 2012 are due in 2062. The ECAPS pay interest semi-annually and may be redeemed at any time, in whole or in part at a defined redemption price plus accrued interest.

On May 13, 2010, the Company issued $550 million of 3.25% unsecured senior notes due May 18, 2015 and issued $450 million of 4.75% unsecured senior notes due May 18, 2020 (collectively, the “2010 Notes”) for total proceeds of $991 million, which was net of discounts and underwriting fees. The 2010 Notes pay interest semi-annually and may be redeemed, in whole at any time, or in part from time to time, at the Company’s option at a defined redemption price plus accrued and unpaid interest to the redemption date. The net proceeds of the 2010 Notes were used to repay a portion of the Company’s outstanding commercial paper borrowings and certain other corporate debt, and were used for general corporate purposes.

The credit facilities, back-up credit facilities, unsecured senior notes and ECAPS contain customary restrictive financial and operating covenants. The covenants do not materially affect the Company’s financial or operating flexibility.

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2012 are $5 million in 2013, $555 million in 2014, $556 million in 2015, $427 million in 2016, and $1.3 billion in 2017.

8                 Leases

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

The following table is a summary of the Company’s net rental expense for operating leases for the respective years:

In millions	2012	2011	2010
Minimum rentals	$2,165	$2,087	$2,001
Contingent rentals	48	49	53
	2,213	2,136	2,054
Less: sublease income	(20)	(19)	(19)
	$2,193	$2,117	$2,035

Notes to Consolidated Financial Statements (continued)

The following table is a summary of the future minimum lease payments under capital and operating leases as of December 31, 2012:

In millions	Capital Leases	Operating Leases(1)
2013	$20	$2,261
2014	21	2,078
2015	21	2,019
2016	21	1,944
2017	21	1,858
Thereafter	232	17,436
Total future lease payments	336	$27,596
Less: imputed interest	(165)
Present value of capital lease obligations	$171

(1)         Future operating lease payments have not been reduced by minimum sublease rentals of $263 million due in the future under noncancelable subleases.

The Company finances a portion of its store development program through sale-leaseback transactions. The properties are generally sold at net book value, which generally approximates fair value, and the resulting leases qualify and are accounted for as operating leases. The operating leases that resulted from these transactions are included in the above table. The Company does not have any retained or contingent interests in the stores and does not provide any guarantees, other than a guarantee of lease payments, in connection with the sale-leaseback transactions. Proceeds from sale-leaseback transactions totaled $529 million in 2012, $592 million in 2011 and $507 million in 2010.

9                 Medicare Part D

The Company offers Medicare Part D benefits through SilverScript and Pennsylvania Life, which have contracted with CMS to be a PDP and, pursuant to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“MMA”), must be risk-bearing entities regulated under state insurance laws or similar statutes.

SilverScript and Pennsylvania Life are licensed domestic insurance companies under the applicable laws and regulations. Pursuant to these laws and regulations, SilverScript and Pennsylvania Life must file quarterly and annual reports with the National Association of Insurance Commissioners (“NAIC”) and certain state regulators, must maintain certain minimum amounts of capital and surplus under a formula established by the NAIC and must, in certain circumstances, request and receive the approval of certain state regulators before making dividend payments or other capital distributions to the Company. The Company does not believe these limitations on dividends and distributions materially impact its financial position.

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

At the participant’s option, account balances, including the Company’s matching contribution, can be moved without restriction among various investment options, including the Company’s common stock. The Company also maintains a nonqualified, unfunded Deferred Compensation Plan for certain key employees. This plan provides participants the opportunity to defer portions of their eligible compensation and receive matching contributions equivalent to what they could have received under the CVS Caremark 401(k) Plan absent certain restrictions and limitations under the Internal Revenue Code. The Company’s contributions under the above defined contribution plans were $199 million, $187 million and $186 million in 2012, 2011 and 2010, respectively.

Other Postretirement Benefits

The Company provides postretirement health care and life insurance benefits to certain retirees who meet eligibility requirements. The Company’s funding policy is generally to pay covered expenses as they are incurred. For retiree medical plan accounting, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. As of December 31, 2012 and 2011, the Company’s postretirement medical plans have an accumulated postretirement benefit obligation of $16 million and $17 million, respectively. Net periodic benefit costs related to these postretirement medical plans were approximately $1 million for 2012, 2011 and 2010.

Pursuant to various labor agreements, the Company also contributes to multiemployer health and welfare plans that cover union-represented employees. The plans provide postretirement health care and life insurance benefits to certain employees who meet eligibility requirements. Total Company contributions to multiemployer health and welfare plans were $50 million, $47 million and $46 million in 2012, 2011 and 2010, respectively.

Pension Plans

The Company sponsors nine defined benefit pension plans that cover certain full-time employees. Three of the plans are tax-qualified plans that are funded based on actuarial calculations and applicable federal laws and regulations. The other six plans are unfunded nonqualified supplemental retirement plans. All of the plans were frozen in prior periods, except two of the nonqualified plans.

As of December 31, 2012, the Company’s pension plans had a projected benefit obligation of $758 million and plan assets of $527 million. As of December 31, 2011, the Company’s pension plans had a projected benefit obligation of $685 million and plan assets of $463 million. Actual return on plan assets was $62 million and $37 million in 2012 and 2011, respectively. Net periodic pension costs related to these pension plans were $31 million, $49 million and $36 million in 2012, 2011 and 2010, respectively. The net periodic pension costs for 2012 include a curtailment loss of $2 million. The net periodic pension costs for 2011 and 2010 includes settlement losses of $25 million and $12 million, respectively, due to the impact of lump sum payouts.

The discount rate is determined by examining the current yields observed on the measurement date of fixed-interest, high quality investments expected to be available during the period to maturity of the related benefits on a plan by plan basis. The discount rate for the plans was 4.0% in 2012 and 4.75% in 2011. The expected long-term rate of return on plan assets is determined by using the plan’s target allocation and historical returns for each asset class on a plan by plan basis. The expected long-term rate of return for all plans was 7.25% in 2012, 2011 and 2010.

Historically, the Company used an investment strategy, which emphasized equities in order to produce higher expected returns, and in the long run, lower expected expense and cash contribution requirements. The qualified pension plan asset allocation targets are 50% equity and 50% fixed income.

As of December 31, 2012, the Company’s qualified defined benefit pension plan assets consisted of 50% equity, 48% fixed income, and 2% money market securities of which 84% were classified as Level 1 and 16%  as Level 2 in the fair value hierarchy. The Company’s qualified defined benefit pension plan assets as of December 31, 2011 consisted of 47% equity 51% fixed income, and 2% money market securities of which 82% were classified as Level 1 and 18% as Level 2 in the fair value hierarchy.

The Company contributed $36 million, $92 million and $65 million to the pension plans during 2012, 2011 and 2010, respectively. The Company plans to make approximately $33 million in contributions to the pension plans during 2013.

Notes to Consolidated Financial Statements (continued)

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

None of the multiemployer pension plans the Company participates in are individually significant to the Company. Total Company contributions to multiemployer pension plans were $12 million, $11 million and $12 million in 2012, 2011 and 2010, respectively.

11          Stock Incentive Plans

Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable requisite service period of the stock award (generally three to five years) using the straight-line method. Stock-based compensation costs are included in selling, general and administrative expenses.

Compensation expense related to stock options, which includes the 2007 Employee Stock Purchase Plan (the “2007 ESPP”) totaled $102 million, $112 million and $127 million for 2012, 2011 and 2010, respectively. The recognized tax benefit was $33 million, $38 million and $42 million for 2012, 2011 and 2010, respectively. Compensation expense related to restricted stock awards totaled $30 million, $21 million and $23 million for 2012, 2011 and 2010, respectively.

The 2007 ESPP provides for the purchase of up to 15 million shares of common stock. Under the 2007 ESPP, eligible employees may purchase common stock at the end of each six month offering period at a purchase price equal to 85% of the lower of the fair market value on the first day or the last day of the offering period. During 2012, approximately 2 million shares of common stock were purchased under the provisions of the 2007 ESPP at an average price of $33.70 per share. As of December 31, 2012, approximately 3 million shares of common stock were available for issuance under the 2007 ESPP.

The fair value of stock-based compensation associated with the 2007 ESPP is estimated on the date of grant (i.e., the beginning of the offering period) using the Black-Scholes Option Pricing Model.

The following table is a summary of the assumptions used to value the ESPP awards for each of the respective periods:

	2012	2011	2010
Dividend yield (1)	0.73%	0.69%	0.57%
Expected volatility(2)	22.88%	20.42%	32.58%
Risk-free interest rate(3)	0.10%	0.15%	0.21%
Expected life (in years)(4)	0.5	0.5	0.5
Weighted-average grant date fair value	$9.22	$7.21	$7.31

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

In May 2010, the Company’s Board of Directors adopted and the shareholders approved the 2010 Incentive Compensation Plan (the “2010 ICP”), which superseded the 1997 Incentive Compensation Plan (the “1997 ICP”). The terms of the 2010 ICP provide for grants of annual incentive and long-term performance awards to executive officers and other officers and employees of the Company or any subsidiary of the Company. Payment of such annual incentive and long-term performance awards will be in cash, stock, other awards or other property, at the discretion of the Management Planning and Development Committee of the Company’s Board of Directors. The 2010 ICP allows for a maximum of 74 million shares to be reserved and available for grants, plus the number of shares subject to awards under the Company’s 1997 ICP which become available due to cancellation or forfeiture. Following approval and adoption of the 2010 ICP, no new grants can be made under the 1997 ICP. The 2010 ICP is the only compensation plan under which the Company grants stock options, restricted stock and other stock-based awards to its employees, with the exception of the Company’s 2007 ESPP. In November 2012, the Company’s Board of Director’s approved an amendment to the 2010 ICP to eliminate the share recycling provision of the 2010 ICP. As of December 31, 2012, there were approximately 48 million shares available for future grants under the 2010 ICP.

Notes to Consolidated Financial Statements (continued)

The Company’s restricted awards are considered non-vested share awards and require no payment from the employee. Compensation cost is recorded based on the market price on the grant date and is recognized on a straight-line basis over the requisite service period. The Company granted 1,811,000, 1,121,000 and 1,095,000 restricted stock units with a weighted average fair value of $44.80, $34.84 and $35.25 in 2012, 2011 and 2010, respectively. As of December 31, 2012, there was $67 million of total unrecognized compensation cost related to the restricted stock units that are expected to vest. These costs are expected to be recognized over a weighted-average period of 2.06 years. The total fair value of restricted shares vested during 2012, 2011 and 2010 was $81 million, $33 million and $44 million, respectively.

The following table is a summary of the restricted stock unit and restricted share award activity for the year ended December 31, 2012:

Units in thousands	Units	Weighted Average Grant Date Fair Value
Nonvested at beginning of year	2,606	$32.80
Granted	1,811	44.80
Vested	(1,917)	43.10
Forfeited	(150)	37.77
Nonvested at end of year	2,350	$33.32

All grants under the 2010 ICP are awarded at fair market value on the date of grant. The fair value of stock options is estimated using the Black-Scholes Option Pricing Model and stock-based compensation is recognized on a straight-line basis over the requisite service period. Options granted prior to 2004 generally become exercisable over a four-year period from the grant date and expire ten years after the date of grant. Options granted between 2004 and 2010 generally become exercisable over a three-year period from the grant date and expire seven years after the grant date. Beginning in 2011, options granted generally become exercisable over a four-year period from the grant date and expire seven years after the grant date.

Excess tax benefits of $28 million, $21 million and $28 million were included in financing activities in the accompanying consolidated statements of cash flow during 2012, 2011 and 2010, respectively. Cash received from stock options exercised, which includes the 2007 ESPP, totaled $836 million, $431 million and $285 million during 2012, 2011 and 2010, respectively. The total intrinsic value of options exercised was $321 million, $161 million and $118 million in 2012, 2011 and 2010, respectively. The total fair value of options vested during 2012, 2011 and 2010 was $386 million, $452 million and $445 million, respectively.

The fair value of each stock option is estimated using the Black-Scholes option pricing model based on the following assumptions at the time of grant:

	2012	2011	2010
Dividend yield (1)	1.44%	1.43%	1.00%
Expected volatility(2)	32.49%	32.62%	33.15%
Risk-free interest rate(3)	0.84%	1.81%	1.85%
Expected life (in years)(4)	4.7	4.7	4.3
Weighted-average grant date fair value	$11.12	$9.19	$9.49

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

Notes to Consolidated Financial Statements (continued)

As of December 31, 2012, unrecognized compensation expense related to unvested options totaled $161 million, which the Company expects to be recognized over a weighted-average period of 2.18 years. After considering anticipated forfeitures, the Company expects approximately 21 million of the unvested options to vest over the requisite service period.

The following table is a summary of the Company’s stock option activity for the year ended December 31, 2012:

Shares in thousands	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2011	59,107	$33.40	4.11	$439,671,000
Granted	8,759	$45.02	—	—
Exercised	(24,978)	$32.29	—	—
Forfeited	(1,511)	$35.80	—	—
Expired	(448)	$25.29	—	—
Outstanding at December 31, 2012	40,929	$36.57	4.34	$482,249,000
Exercisable at December 31, 2012	18,875	$34.23	2.99	$266,505,000

12                   Income Taxes

The income tax provision for continuing operations consisted of the following for the respective years:

In millions	2012	2011	2010
Current:
Federal	$2,226	$1,807	$1,884
State	410	338	344
	2,636	2,145	2,228

Deferred:
Federal	(177)	101	(44)
State	(18)	12	(5)
	(195)	113	(49)
Total	$2,441	$2,258	$2,179

The following table is a reconciliation of the statutory income tax rate to the Company’s effective income tax rate for continuing operations for the respective years:

	2012	2011	2010
Statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.9	3.9	4.1
Other	(0.3)	0.4	(0.2)
Effective income tax rate	38.6%	39.3%	38.9%

Notes to Consolidated Financial Statements (continued)

The following table is a summary of the significant components of the Company’s deferred tax assets and liabilities as of December 31:

In millions	2012	2011
Deferred tax assets:
Lease and rents	$336	$325
Inventories	141	77
Employee benefits	202	253
Allowance for doubtful accounts	137	112
Retirement benefits	115	114
Net operating losses	5	6
Other	400	315
Total deferred tax assets	1,336	1,202
Deferred tax liabilities:
Depreciation and amortization	(4,457)	(4,552)
Net deferred tax liabilities	$(3,121)	$(3,350)

Net deferred tax assets (liabilities) are presented on the consolidated balance sheets as follows as of December 31:

In millions	2012	2011
Deferred tax assets—current	$663	$503
Deferred tax liabilities—noncurrent	(3,784)	(3,853)
Net deferred tax liabilities	$(3,121)	$(3,350)

The Company believes it is more likely than not the deferred tax assets will be realized during future periods.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In millions	2012	2011	2010
Beginning balance	$38	$35	$61
Additions based on tax positions related to the current year	15	3	1
Additions based on tax positions related to prior years	42	13	2
Reductions for tax positions of prior years	(2)	—	(10)
Expiration of statutes of limitation	(12)	(7)	(16)
Settlements	(1)	(6)	(3)
Ending balance	$80	$38	$35

The Company and its subsidiaries are subject to U.S. federal income tax as well as income tax of numerous state and local jurisdictions. Substantially all material income tax matters have been concluded for fiscal years through 2007. The Company and its subsidiaries anticipate that a number of income tax examinations will conclude and statutes of limitation for open years will expire over the next twelve months, which may cause a utilization or reduction of the Company’s reserve for uncertain tax positions of up to approximately $6 million.

The IRS is currently examining the Company’s 2011 and 2012 consolidated U.S. income tax years pursuant to the Compliance Assurance Process (“CAP”) program. The CAP program is a voluntary program under which taxpayers seek to resolve all or most issues with the IRS prior to or soon after the filing of their U.S. income tax returns, in lieu of being audited in the traditional manner. The Company and its subsidiaries are also currently under income tax examinations by a number of state and local tax authorities. As of December 31, 2012, no examination has resulted in any proposed adjustments that would result in a material change to the Company’s results of operations, financial condition or liquidity.

Notes to Consolidated Financial Statements (continued)

The Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. During the years ended December 31, 2012, 2011 and 2010, the Company recognized interest of approximately $4 million, $2 million and $3 million, respectively. The Company had approximately $10 million and $8 million accrued for interest and penalties as of December 31, 2012 and 2011, respectively.

There are no material reserves established at December 31, 2012 for income tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. If present, such items would impact deferred tax accounting, not the annual effective income tax rate, and would accelerate the payment of cash to the taxing authority to an earlier period.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate is approximately $61 million, after considering the federal benefit of state income taxes.

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

As of December 31, 2012, the Company guaranteed approximately 74 such store leases (excluding the lease guarantees related to Linens ‘n Things, which are discussed in Note 4), with the maximum remaining lease term extending through 2022. Management believes the ultimate disposition of any of the remaining guarantees will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or future cash flows.

Legal Matters

The Company is a party to legal proceedings, investigations and claims in the ordinary course of its business, including the matters described below. The Company records accruals for outstanding legal matters when it believes it is probable that a loss will be incurred and the amount can be reasonably estimated. The Company evaluates, on a quarterly basis, developments in legal matters that could affect the amount of any accrual and developments that would make a loss contingency both probable and reasonably estimable. If a loss contingency is not both probable and estimable, the Company does not establish an accrued liability. None of the Company’s accruals for outstanding legal matters are material individually or in the aggregate to the Company’s financial position.

Our contingencies are subject to significant uncertainties, including, among other factors: (i) the procedural status of pending matters; (ii) whether class action status is sought and certified; (iii) whether asserted claims or allegations will survive dispositive motion practice; (iv) the extent of potential damages, fines or penalties, which are often unspecified or indeterminate; (v) the impact of discovery on the legal process; (vi) whether novel or unsettled legal theories are at issue; (vii) the settlement posture of the parties, and/or (viii) in the case of certain government agency investigations, whether a sealed qui tam lawsuit (“whistleblower” action) has been filed and whether the government agency makes a decision to intervene in the lawsuit following investigation.

Except as otherwise noted, the Company cannot predict with certainty the timing or outcome of the legal matters described below, and is unable to reasonably estimate a possible loss or range of possible loss in excess of amounts already accrued for these matters.

Notes to Consolidated Financial Statements (continued)

Caremark (the term “Caremark” being used herein to generally refer to any one or more pharmacy benefit management subsidiaries of the Company, as applicable) is a defendant in a qui tam lawsuit initially filed by a relator on behalf of various state and federal government agencies in Texas federal court in 1999. The case was unsealed in May 2005. The case seeks monetary damages and alleges that Caremark’s processing of Medicaid and certain other government claims on behalf of its clients (which allegedly resulted in underpayments from our clients to the applicable government agencies) on one of Caremark’s adjudication platforms violates applicable federal or state false claims acts and fraud statutes. The United States and the States of Texas, Tennessee, Florida, Arkansas, Louisiana and California intervened in the lawsuit, but Tennessee and Florida withdrew from the lawsuit in August 2006 and May 2007, respectively. Thereafter, in 2008, the Company prevailed on several motions for partial summary judgment and, following an appellate ruling from the Fifth Circuit Court of Appeals in 2011 which affirmed in part and reversed in part these prior rulings, the claims asserted in the case against Caremark have been substantially narrowed. In December 2007, the Company received a document subpoena from the Office of Inspector General (“OIG”) within the U.S. Department of Health and Human Services (“HHS”), requesting information relating to the processing of Medicaid and other government agency claims on a different adjudication platform of Caremark. The Company has been providing documents and other information in response to this request for information. The Company has been conducting discussions with the United States Department of Justice (“DOJ”) and the OIG regarding a possible settlement of these legal matters.

In April 2009, the State of Texas filed a purported civil enforcement action against Caremark for injunctive relief, damages and civil penalties in Travis County, Texas alleging that Caremark violated the Texas Medicaid Fraud Prevention Act and other state laws based on its processing of Texas Medicaid claims on behalf of PBM clients on one of Caremark’s adjudication platforms. In September 2011, the Company prevailed on a motion for partial summary judgment against the State of Texas and narrowed the remaining claims in the lawsuit. In October 2009 and October 2010, the Company received civil investigative demands from the Office of the Attorney General of the State of Texas requesting, respectively, information produced under the OIG subpoena described above and other information related to the processing of Medicaid claims. These civil investigative demands state that the Office of the Attorney General of the State of Texas is investigating allegations currently pending under seal relating to two other adjudication platforms of Caremark. In January 2012, the parties filed joint motion with the Texas federal and state courts requesting that the lawsuits with the State of Texas be abated so that the parties can focus on completing settlement documentation relating to Caremark’s processing of Texas Medicaid claims.

Caremark was named in a putative class action lawsuit filed in October 2003 in Alabama state court by John Lauriello, purportedly on behalf of participants in the 1999 settlement of various securities class action and derivative lawsuits against Caremark and others. Other defendants include insurance companies that provided coverage to Caremark with respect to the settled lawsuits. The Lauriello lawsuit seeks approximately $3.2 billion in compensatory damages plus other non-specified damages based on allegations that the amount of insurance coverage available for the settled lawsuits was misrepresented and suppressed. A similar lawsuit was filed in November 2003 by Frank McArthur, also in Alabama state court, naming as defendants Caremark, several insurance companies, attorneys and law firms involved in the 1999 settlement. This lawsuit was stayed as a later-filed class action, but McArthur was subsequently allowed to intervene in the Lauriello action. Following the close of class discovery, the trial court entered an Order on August 15, 2012 that granted the plaintiffs’ motion to certify a class pursuant to Alabama Rule of civil Procedures 23(b)(3) but denied their request that the class also be certified pursuant to Rule 23(b)(1). In addition, the August 15,2012 Order appointed class representatives and class counsel. The defendants have filed a notice of appeal with the Alabama Supreme Court and the plaintiffs have filed a notice of cross-appeal. The proceedings in the trial court are stayed by statute pending a decision on the appeal and cross-appeal by the Alabama Supreme Court.

Various lawsuits have been filed alleging that Caremark has violated applicable antitrust laws in establishing and maintaining retail pharmacy networks for client health plans. In August 2003, Bellevue Drug Co., Robert Schreiber, Inc. d/b/a Burns Pharmacy and Rehn-Huerbinger Drug Co. d/b/a Parkway Drugs #4, together with Pharmacy Freedom Fund and the National Community Pharmacists Association filed a putative class action against Caremark in Pennsylvania federal court, seeking treble damages and injunctive relief. This case was initially sent to arbitration based on the contract terms between the pharmacies and Caremark. In October 2003, two independent pharmacies, North Jackson Pharmacy, Inc. and C&C, Inc. d/b/a Big C Discount Drugs, Inc., filed a putative class action complaint in Alabama federal court against Caremark and two PBM competitors, seeking treble damages and injunctive relief. The North Jackson Pharmacy case against two of the Caremark entities named as defendants was transferred to Illinois federal court, and the case against a separate Caremark entity was sent to arbitration based on contract terms between the pharmacies and Caremark. The Bellevue arbitration was then stayed by the parties pending developments in the North Jackson Pharmacy court case.

Notes to Consolidated Financial Statements (continued)

In August 2006, the Bellevue case and the North Jackson Pharmacy case were both transferred to Pennsylvania federal court by the Judicial Panel on Multidistrict Litigation for coordinated and consolidated proceedings with other cases before the panel, including cases against other PBMs. Caremark appealed the decision which vacated an order compelling arbitration and staying the proceedings in the Bellevue case and, following the appeal, the Court of Appeals reinstated the order compelling arbitration of the Bellevue case. Following remand, plaintiffs in the Bellevue case sought dismissal of their complaint to permit an immediate appeal of the reinstated order compelling arbitration and pursued an appeal to the Circuit Court of Appeals. In November 2012, the Circuit Court reversed the district court ruling and directed the parties to proceed in federal court. Motions for class certification in the coordinated cases within the multidistrict litigation, including the North Jackson Pharmacy case, remain pending. The consolidated action is now known as the In Re Pharmacy Benefit Managers Antitrust Litigation.

In November 2009, a securities class action lawsuit was filed in the United States District Court for the District of Rhode Island purportedly on behalf of purchasers of the Company’s stock between May 5, 2009 and November 4, 2009. The lawsuit names the Company and certain officers as defendants and includes allegations of securities fraud relating to public disclosures made by the Company concerning the PBM business and allegations of insider trading. In addition, a shareholder derivative lawsuit was filed in December 2009 in the same court against the directors and certain officers of the Company. A derivative lawsuit is a lawsuit filed by a shareholder purporting to assert claims on behalf of a corporation against directors and officers of the corporation. This lawsuit, which was stayed pending developments in the related securities class action, includes allegations of, among other things, securities fraud, insider trading and breach of fiduciary duties and further alleges that the Company was damaged by the purchase of stock at allegedly inflated prices under its share repurchase program. In January 2011, both lawsuits were transferred to the United States District Court for the District of New Hampshire. In June 2012, the court granted the Company’s motion to dismiss the securities class action. The plaintiffs subsequently filed a notice of appeal of the Court’s ruling on the motion to dismiss, and the appeal is pending. The derivative lawsuit will remain stayed pending the outcome of the appeal of the securities class action.

In March 2010, the Company learned that various State Attorneys General offices and certain other government agencies were conducting a multi-state investigation of certain of the Company’s business practices similar to those being investigated at that time by the U.S. Federal Trade Commission (“FTC”). Twenty-eight states, the District of Columbia and the County of Los Angeles are known to be participating in this investigation. The prior FTC investigation, which commenced in August 2009, was officially concluded in May 2012 when the consent order entered into between the FTC and the Company became final. The Company continues to cooperate in the multi-state investigation.

In March 2010, the Company received a subpoena from the OIG requesting information about programs under which the Company has offered customers remuneration conditioned upon the transfer of prescriptions for drugs or medications to our pharmacies in the form of gift cards, cash, non-prescription merchandise or discounts or coupons for non-prescription merchandise. The subpoena relates to an investigation of possible false or otherwise improper claims for payment under the Medicare and Medicaid programs. The Company has been providing documents and other information in response to this request for information.

The Company received a subpoena from the U.S. Securities and Exchange Commission (“SEC”) in February 2011 and has subsequently received additional subpoenas and other requests for information. The SEC’s requests relate to, among other things, public disclosures made by the Company during 2009, transactions in the Company’s securities by certain officers and employees of the Company during 2009 and the purchase accounting for the Longs Drug Stores acquisition. The Company has been providing documents and other information as requested by the SEC.

In January 2012, the United States District Court for the Eastern District of Pennsylvania unsealed a first amended qui tam complaint filed in August 2011 by an individual relator, who is described in the complaint as having once been employed by a firm providing pharmacy prescription benefit audit and recovery services. The complaint seeks monetary damages and alleges that Caremark’s processing of Medicare claims on behalf of one of its clients violated the federal false claims act. The United States, acting through the U.S. Attorney’s Office in Philadelphia, Pennsylvania, declined to intervene in the lawsuit. Caremark filed a motion to dismiss the amended complaint and the DOJ filed a Statement of Interest with regard to Caremark’s motion to dismiss.  In December 2012, the court denied Caremark’s motion to dismiss the amended complaint.

In January 2012, the Company received a subpoena from OIG requesting information about its Health Savings Pass program, a prescription drug discount program for uninsured or under insured individuals, in connection with an investigation of possible false or otherwise improper claims for payment involving HHS programs. In February 2012, the Company also received a civil investigative demand from the Office of the Attorney General of the State of Texas requesting a copy of information produced under this OIG subpoena and other information related to prescription drug claims submitted by our pharmacies to Texas Medicaid for reimbursement. The Company has been providing documents and other information in response to this request for information.

Notes to Consolidated Financial Statements (continued)

A purported shareholder derivative action was filed on behalf of nominal defendant CVS Caremark Corporation against certain of the Company’s officers and members of its Board of Directors. The action was originally filed in June 2012 and, after the court granted leave to amend the original fling, an amended complaint was filed in November 2012. The amended complaint alleges a single claim for breach of fiduciary duty relating to the Company’s alleged failure to properly implement internal regulatory controls to comply with the Controlled Substances Act and the Combat Methamphetamine Epidemic Act.

In November 2012, the Company received a subpoena from the OIG requesting information concerning automatic refill programs used by pharmacies to refill prescriptions for customers. The Company is cooperating and will be providing documents and other information in response to this request for information.

Effective January 15, 2013, CMS imposed intermediate sanctions on the Company’s SilverScript Medicare Part D PDP, consisting of immediate suspension of further plan enrollment and marketing activities. The sanctions relate to the Company’s compliance with certain Medicare Part D requirements and do not affect the enrollment status of the Company’s current PDP enrollees. CMS has granted a limited waiver of these sanctions to allow the Company’s PDP to continue to enroll eligible retirees of existing employer clients into its SilverScript plans and into employer group waiver plans to fulfill the Company’s commitments to implement and provide employer group waiver plan services. This limited waiver currently extends through April 30, 2013, and CMS has advised the Company that it will consider further extensions of the waiver on a rolling basis. At the beginning of the 2013 Medicare Part D plan year, the Company implemented an enrollment systems conversion process and other actions to consolidate its PDP plans. These consolidation efforts have impacted the enrollment and coverage determination services the Company provides to PDP enrollees. The Company is cooperating with CMS to address the service issues resulting from the Company’s plan consolidation efforts and to develop and implement a corrective action plan to resolve and remove the sanctions. The Company cannot predict how long the sanctions will remain in effect or the scope of corrective action or other remedial actions that CMS may require in order for the sanctions to be removed.

The Company is also a party to other legal proceedings and inquiries arising in the normal course of its business, none of which is expected to be material to the Company. The Company can give no assurance, however, that its business, financial condition and results of operations will not be materially adversely affected, or that the Company will not be required to materially change its business practices, based on: (i) future enactment of new health care or other laws or regulations; (ii) the interpretation or application of existing laws or regulations as they may relate to our business, the pharmacy services, retail pharmacy or retail clinic industries or to the health care industry generally; (iii) pending or future federal or state governmental investigations of our business or the pharmacy services, retail pharmacy or retail clinic industry or of the health care industry generally; (iv) institution of government enforcement actions against us; (v) adverse developments in any pending qui tam lawsuit against us, whether sealed or unsealed, or in any future qui tam lawsuit that may be filed against us; or (vi) adverse developments in other pending or future legal proceedings against us or affecting the pharmacy services, retail pharmacy or retail clinic industry or the health care industry generally.

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

Notes to Consolidated Financial Statements (continued)

The following table is a reconciliation of the Company’s business segments to the consolidated financial statements:

In millions	Pharmacy Services Segment(1)(2)	Retail Pharmacy Segment(2)	Corporate Segment	Intersegment Eliminations(2)	Consolidated Totals
2012:
Net revenues	$73,444	$63,654	$—	$(13,965)	$123,133
Gross profit	3,808	19,109	—	(411)	22,506
Operating profit	2,679	5,654	(694)	(411)	7,228
Depreciation and amortization	517	1,153	83	—	1,753
Total assets	36,057	29,183	1,408	(736)	65,912
Goodwill	19,646	6,749	—	—	26,395
Additions to property and equipment	422	1,555	53	—	2,030
2011:
Net revenues	$58,874	$59,599	$—	$(11,373)	$107,100
Gross profit	3,279	17,468	—	(186)	20,561
Operating profit	2,220	4,912	(616)	(186)	6,330
Depreciation and amortization	433	1,060	75	—	1,568
Total assets	35,704	28,323	1,121	(605)	64,543
Goodwill	19,657	6,801	—	—	26,458
Additions to property and equipment	461	1,353	58	—	1,872
2010:
Net revenues	$47,145	$57,345	$—	$(8,712)	$95,778
Gross profit	3,315	17,039	—	(135)	20,219
Operating profit	2,361	4,537	(626)	(135)	6,137
Depreciation and amortization	390	1,016	63	—	1,469
Total assets	32,254	28,927	1,439	(451)	62,169
Goodwill	18,868	6,801	—	—	25,669
Additions to property and equipment	234	1,708	63	—	2,005

(1)         Net revenues of the Pharmacy Services Segment include approximately $8.4 billion, $7.9 billion and $6.6 billion of Retail co-payments for the years ended December 31, 2012, 2011 and 2010, respectively.

(2)         Intersegment eliminations relate to two types of transactions: (i) Intersegment revenues that occur when Pharmacy Services Segment clients use Retail Pharmacy Segment stores to purchase covered products. When this occurs, both the Pharmacy Services and Retail Pharmacy Segments record the revenue on a standalone basis and (ii) Intersegment revenues, gross profit and operating profit that occur when Pharmacy Services Segment clients, through the Company’s intersegment activities (such as the Maintenance Choice program), elect to pick up their maintenance prescriptions at Retail Pharmacy Segment stores instead of receiving them through the mail. When this occurs, both the Pharmacy Services and Retail Pharmacy segments record the revenue, gross profit and operating profit on a standalone basis. Beginning in the fourth quarter of 2011, the Maintenance Choice eliminations reflect all discounts available for the purchase of mail order prescription drugs. The following amounts are eliminated in consolidation in connection with the item (ii) intersegment activity: net revenues of $3.4 billion, $2.6 billion and $1.8 billion for the years ended December 31, 2012, 2011 and 2010, respectively; gross profit and operating profit of $411 million, $186 million and $135 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Notes to Consolidated Financial Statements (continued)

15                   Earnings Per Common Share

The following is a reconciliation of basic and diluted earnings per common share for the respective years:

In millions, except per share amounts	2012	2011	2010
Numerator for earnings per common share calculation:
Income from continuing operations	$3,882	$3,488	$3,422
Net loss attributable to noncontrolling interest	2	4	3
Income from continuing operations attributable to CVS Caremark, basic	3,884	3,492	3,425
Income (loss) from discontinued operations, net of tax	(7)	(31)	2
Net income attributable to CVS Caremark, basic and diluted	$3,877	$3,461	$3,427
Denominator for earnings per common share calculation:
Weighted average common shares, basic	1,271	1,338	1,367
Stock options	8	8	8
Restricted stock units	1	1	2
Weighted average common shares, diluted	1,280	1,347	1,377
Basic earnings per common share:
Income from continuing operations attributable to CVS Caremark	$3.06	$2.61	$2.51
Loss from discontinued operations attributable to CVS Caremark	(0.01)	(0.02)	—
Net income attributable to CVS Caremark	$3.05	$2.59	$2.51
Diluted earnings per common share:
Income from continuing operations attributable to CVS Caremark	$3.03	$2.59	$2.49
Loss from discontinued operations attributable to CVS Caremark	(0.01)	(0.02)	—
Net income attributable to CVS Caremark	$3.03	$2.57	$2.49

Notes to Consolidated Financial Statements (continued)

16                   Quarterly Financial Information (Unaudited)

In millions, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2012:
Net revenues	$30,798	$30,714	$30,227	$31,394	$123,133
Gross profit	5,113	5,449	5,647	6,297	22,506
Operating profit	1,404	1,708	1,814	2,302	7,228
Income from continuing operations	776	966	1,011	1,129	3,882
Loss from discontinued operations, net of tax	(1)	(1)	(5)	—	(7)
Net income	775	965	1,006	1,129	3,875
Net loss attributable to noncontrolling interest	1	1	—	—	2
Net income attributable to CVS Caremark	$776	$966	$1,006	$1,129	$3,877
Basic earnings per common share:
Income from continuing operations attributable to CVS Caremark	$0.60	$0.76	$0.80	$0.91	$3.06
Loss from discontinued operations attributable to CVS Caremark	$—	$—	$—	$—	$(0.01)
Net income attributable to CVS Caremark	$0.60	$0.76	$0.80	$0.91	$3.05
Diluted Earnings per common share:
Income from continuing operations attributable to CVS Caremark	$0.59	$0.75	$0.79	$0.90	$3.03
Loss from discontinued operations attributable to CVS Caremark	$—	$—	$—	$—	$(0.01)
Net income attributable to CVS Caremark	$0.59	$0.75	$0.79	$0.90	$3.03
Dividends per common share	$0.1625	$0.1625	$0.1625	$0.1625	$0.6500
Stock price: (New York Stock Exchange)
High	$45.88	$46.93	$48.69	$49.80	$49.80
Low	$41.01	$43.08	$43.65	$44.33	$41.01

Notes to Consolidated Financial Statements (continued)

In millions, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2011:
Net revenues	$25,695	$26,414	$26,674	$28,317	$107,100
Gross profit	4,742	5,086	5,178	5,555	20,561
Operating profit	1,305	1,484	1,584	1,957	6,330
Income from continuing operations	709	813	867	1,099	3,488
Income (loss) from discontinued operations, net of tax	3	2	—	(36)	(31)
Net income	712	815	867	1,063	3,457
Net loss attributable to noncontrolling interest	1	1	1	1	4
Net income attributable to CVS Caremark	$713	$816	$868	$1,064	$3,461
Basic earnings per common share:
Income from continuing operations attributable to CVS Caremark	$0.52	$0.60	$0.65	$0.84	$2.61
Income (loss) from discontinued operations attributable to CVS Caremark	$—	$—	$—	$(0.03)	$(0.02)
Net income attributable to CVS Caremark	$0.52	$0.60	$0.65	$0.82	$2.59
Diluted Earnings per common share:
Income from continuing operations attributable to CVS Caremark	$0.52	$0.60	$0.65	$0.84	$2.59
Income (loss) from discontinued operations attributable to CVS Caremark	$—	$—	$—	$(0.03)	$(0.02)
Net income attributable to CVS Caremark	$0.52	$0.60	$0.65	$0.81	$2.57
Dividends per common share	$0.125	$0.125	$0.125	$0.125	$0.500
Stock price: (New York Stock Exchange)
High	$35.95	$39.50	$38.82	$41.35	$41.35
Low	$32.08	$34.21	$31.30	$32.28	$31.30

Five-Year Financial Summary

In millions, except per share amounts	2012(1) (5)	2011(1)	2010(1)	2009(1)	2008(1)
Statement of operations data:
Net revenues	$123,133	$107,100	$95,778	$98,215	$87,005
Gross profit	22,506	20,561	20,219	20,358	18,272
Operating expenses	15,278	14,231	14,082	13,933	12,237
Operating profit	7,228	6,330	6,137	6,425	6,035
Interest expense, net	557	584	536	525	509
Loss on early extinguishment of debt	348	—	—	—	—
Income tax provision(2)	2,441	2,258	2,179	2,200	2,189
Income from continuing operations	3,882	3,488	3,422	3,700	3,337
Income (loss) from discontinued operations, net of tax benefit(3)	(7)	(31)	2	(4)	(125)
Net income	3,875	3,457	3,424	3,696	3,212
Net loss attributable to noncontrolling interest(4)	2	4	3	—	—
Preference dividends, net of income tax benefit	—	—	—	—	(14)
Net income attributable to CVS Caremark	$3,877	$3,461	$3,427	$3,696	$3,198
Per common share data:
Basic earnings per common share:
Income from continuing operations attributable to CVS Caremark	$3.06	$2.61	$2.51	$2.58	$2.32
Loss from discontinued operations attributable to CVS Caremark	(0.01)	(0.02)	—	—	(0.09)
Net income attributable to CVS Caremark	$3.05	$2.59	$2.51	$2.58	$2.23
Diluted earnings per common share:
Income from continuing operations attributable to CVS Caremark	$3.03	$2.59	$2.49	$2.55	$2.27
Loss from discontinued operations attributable to CVS Caremark	(0.01)	(0.02)	—	—	(0.09)
Net income attributable to CVS Caremark	$3.03	$2.57	$2.49	$2.55	$2.18
Cash dividends per common share	$0.65000	$0.50000	$0.35000	$0.30500	$0.25800
Balance sheet and other data:
Total assets	$65,912	$64,543	$62,169	$61,641	$60,960
Long-term debt	$9,133	$9,208	$8,652	$8,756	$8,057
Total shareholders’ equity	$37,704	$38,051	$37,700	$35,768	$34,574
Number of stores (at end of year)	7,508	7,388	7,248	7,095	6,997

(1)         On December 23, 2008, our Board of Directors approved a change in our fiscal year-end from the Saturday nearest December 31 of each year to December 31 of each year to better reflect our position in the health care, rather than the retail, industry. The fiscal year change was effective beginning with the fourth quarter of fiscal 2008. As you review our operating performance, please consider that 2012 includes 366 days, 2011, 2010 and 2009 include 365 days, and fiscal 2008 includes 368 days.

(2)         Income tax provision includes the effect of the following: (i) in 2010, the recognition of $47 million of previously unrecognized tax benefits, including interest, relating to the expiration of various statutes of limitation and settlements with tax authorities and (ii) in 2009, the recognition of $167 million of previously unrecognized tax benefits, including interest, relating to the expiration of various statutes of limitation and settlements with tax authorities.

(3)         As discussed in Note 4 to the consolidated financial statements, the results of the TheraCom business are presented as discontinued operations and have been excluded from continuing operations for all periods presented.

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

Below is a summary of the results of discontinued operations:

	Fiscal Year
In millions	2012	2011	2010	2009	2008
Income from operations of TheraCom	$—	$18	$28	$13	$11
Gain on disposal of TheraCom	—	53	—	—	—
Loss on disposal of Linens ‘n Things	(12)	(7)	(24)	(19)	(214)
Income tax benefit (provision)	5	(95)	(2)	2	78
Income (loss) from discontinued operations, net of tax	$(7)	$(31)	$2	$(4)	$(125)

(4)         Represents the minority shareholders’ portion of the net loss from our majority owned subsidiary, Generation Health, Inc., acquired in the fourth quarter of 2009. In June 2012, the Company acquired the remaining 40% interest in Generation Health, Inc. from minority shareholders and employee option holders for $26 million and $5 million, respectively, for a total of $31 million.

(5)         Effective January 1, 2012, the Company changed its methods of accounting for prescription drug inventories in the Retail Pharmacy Segment. Additional details of the accounting change are discussed in Note 2 to the consolidated financial statements.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of CVS Caremark Corporation

We have audited the accompanying consolidated balance sheets of CVS Caremark Corporation as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CVS Caremark Corporation at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company has elected changes in its methods of accounting for prescription drug inventories in the Retail Pharmacy Segment effective January 1, 2012.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CVS Caremark Corporation’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 15, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Boston, Massachusetts
February 15, 2013