Form 10-K, Exhibit 13
period 2013-12-31
CVS CAREMARK CORP
filed 2014-02-11
CIK 64803

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and Cautionary Statement Concerning Forward-Looking Statements that are included in this Annual Report.

Overview of Our Business

CVS Caremark Corporation (“CVS Caremark”, the “Company”, “we”, “our” or “us”), together with its subsidiaries, is the largest integrated pharmacy health care provider in the United States. We are uniquely positioned to deliver significant benefits to health plan sponsors through effective cost management solutions and innovative programs that engage plan members and promote healthier and more cost-effective behaviors. Our integrated pharmacy services model enhances our ability to offer plan members and consumers expanded choice, greater access and more personalized services to help them on their path to better health. We effectively manage pharmaceutical costs and improve health care outcomes through our pharmacy benefit management, mail order and specialty pharmacy division, CVS Caremark® Pharmacy Services; our more than 7,600 CVS/pharmacy® and Drogaria Onofre® retail stores; our retail-based health clinic subsidiary, MinuteClinic®; and our online retail pharmacies, CVS.com® and Onofre.com.br.

We currently have three reportable segments: Pharmacy Services, Retail Pharmacy and Corporate.

Overview of Our Pharmacy Services Segment

Our Pharmacy Services business provides a full range of PBM services, including mail order and specialty pharmacy and infusion services, plan design and administration, formulary management, discounted drug purchase arrangements, Medicare Part D services, retail pharmacy network management services, prescription management systems, clinical services and disease management services.

Our clients are primarily employers, insurance companies, unions, government employee groups, managed care organizations and other sponsors of health benefit plans and individuals throughout the United States.

As a pharmacy benefits manager, we manage the dispensing of pharmaceuticals through our mail order pharmacies, specialty pharmacies and national network of nearly 68,000 retail pharmacies, consisting of approximately 41,000 chain pharmacies (which includes our CVS/pharmacy stores) and 27,000 independent pharmacies, to eligible members in the benefit plans maintained by our clients and utilize our information systems to perform, among other things, safety checks, drug interaction screenings and brand to generic substitutions.

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

We also provide health management programs, which include integrated disease management for 17 conditions, through our Accordant® rare disease management offering. The majority of these integrated programs are accredited by the National Committee for Quality Assurance.

In addition, through our SilverScript Insurance Company (“SilverScript”) subsidiary, we are a national provider of drug benefits to eligible beneficiaries under the Federal Government’s Medicare Part D program. We currently provide Medicare Part D plan benefits to approximately 4.3 million beneficiaries through SilverScript.

Our Pharmacy Services Segment generates net revenues primarily by contracting with clients to provide prescription drugs to plan members. Net revenues are also generated by providing additional services to clients, including administrative services such as claims processing and formulary management, as well as health care-related services such as disease management.

The Pharmacy Services Segment operates under the CVS Caremark® Pharmacy Services, Caremark®, CVS Caremark®, CarePlus CVS/pharmacy®, RxAmerica®, Accordant®, SilverScript® and Novologix® names. As of December 31, 2013, the Pharmacy Services Segment operated 25 retail specialty pharmacy stores, 11 specialty mail order pharmacies and four mail service dispensing pharmacies located in 22 states, Puerto Rico and the District of Columbia.

Overview of Our Retail Pharmacy Segment

Our Retail Pharmacy Segment sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, photo finishing, seasonal merchandise, greeting cards and convenience foods through our CVS/pharmacy®, Longs Drugs® and Drogaria Onofre® retail stores and online through CVS.com® and Onofre.com.br. Our Retail Pharmacy Segment derives the majority of its revenues through the sale of prescription drugs, which are dispensed by our more than 23,500 retail pharmacists. The role of our retail pharmacists is shifting from primarily dispensing prescriptions to also providing services, including flu vaccinations as well as face-to-face patient counseling with respect to adherence to drug therapies, closing gaps in care, and more cost-effective drug therapies. Our integrated pharmacy services model enables us to enhance access to care while helping to lower overall health care costs and improve health outcomes.

Our Retail Pharmacy Segment also provides health care services through our MinuteClinic® health care clinics. MinuteClinics are staffed by nurse practitioners and physician assistants who utilize nationally recognized protocols to diagnose and treat minor health conditions, perform health screenings, monitor chronic conditions, and deliver vaccinations. We believe our clinics provide high quality services that are affordable and convenient.

Our proprietary loyalty card program, ExtraCare®, has approximately 70 million active cardholders, making it one of the largest and most successful retail loyalty card programs in the country.

As of December 31, 2013, our Retail Pharmacy Segment included 7,660 retail drugstores (of which 7,603 operated a pharmacy) located in 43 states, the District of Columbia, Puerto Rico and Brazil operating primarily under the CVS/pharmacy®, Longs Drugs® and Drogaria Onofre® names, 17 onsite pharmacies and 800 retail health care clinics operating under the MinuteClinic® name (of which 792 were located in CVS/pharmacy stores), and our online retail websites, CVS.com® and Onofre.com.br.

Overview of Our Corporate Segment

The Corporate Segment provides management and administrative services to support the Company. The Corporate Segment consists of certain aspects of our executive management, corporate relations, legal, compliance, human resources, corporate information technology and finance departments.

Results of Operations

Summary of our Consolidated Financial Results

	Year Ended December 31,
In millions, except per common share amounts	2013	2012	2011
Net revenues	$126,761	$123,120	$107,080
Cost of revenues	102,978	100,632	86,518
Gross profit	23,783	22,488	20,562
Operating expenses	15,746	15,278	14,231
Operating profit	8,037	7,210	6,331
Interest expense, net	509	557	584
Loss on early extinguishment of debt	—	348	—
Income before income tax provision	7,528	6,305	5,747
Income tax provision	2,928	2,436	2,258
Income from continuing operations	4,600	3,869	3,489
Loss from discontinued operations, net of tax	(8)	(7)	(31)
Net income	4,592	3,862	3,458
Net loss attributable to noncontrolling interest	—	2	4
Net income attributable to CVS Caremark	$4,592	$3,864	$3,462
Diluted earnings per common share:
Income from continuing operations attributable to CVS Caremark	$3.75	$3.02	$2.59
Loss from discontinued operations attributable to CVS Caremark	$(0.01)	$(0.01)	$(0.02)
Net income attributable to CVS Caremark	$3.74	$3.02	$2.57

Net revenues increased $3.6 billion in 2013 compared to 2012, and increased $16.0 billion in 2012 compared to 2011. As you review our performance in this area, we believe you should consider the following important information:

•	During 2013, net revenues in our Pharmacy Services Segment increased 3.8% and net revenues in our Retail Pharmacy Segment increased 3.1% compared to the prior year.

•	During 2012, net revenues in our Pharmacy Services Segment increased by 24.7% and net revenues in our Retail Pharmacy Segment increased 6.8% compared to the prior year.

•
The increase in our generic dispensing rates in both of our operating segments continued to have an adverse effect on net revenue in 2013 as compared to 2012, as well as in 2012 as compared to 2011. In 2012, the Pharmacy Services Segment had a greater impact from net new business as compared to 2013.

Please see the Segment Analysis later in this document for additional information about our net revenues.

Gross profit increased $1.3 billion, or 5.8% in 2013, to $23.8 billion, or 18.8% of net revenues, as compared to $22.5 billion, or 18.3% of net revenues in 2012. Gross profit increased $1.9 billion, or 9.4% in 2012, to $22.5 billion, or 18.3% of net revenues, as compared to $20.6 billion, or 19.2% of net revenues in 2011.

•
During 2013, gross profit in our Pharmacy Services Segment and Retail Pharmacy Segment increased by 11.3% and 5.3%, respectively, compared to the prior year.  For the year ended December 31, 2013, gross profit as a percent of net revenues in our Pharmacy Services Segment and Retail Pharmacy Segment was 5.6% and 30.6%, respectively.

•
During 2012, gross profit in our Pharmacy Services Segment and Retail Pharmacy Segment increased by 16.1% and 9.3%, respectively, compared to the prior year. For the year ended December 31, 2012, gross profit as a percent of net revenues in our Pharmacy Services Segment and Retail Pharmacy Segment was 5.2% and 30.0%, respectively.

•
The increased weighting toward the Pharmacy Services Segment, which has a lower gross profit than the Retail Pharmacy Segment, resulted in a decline in consolidated gross profit as a percent of net revenues in 2012 as compared to 2011. In addition, gross profit for 2013, 2012 and 2011 has been negatively impacted by the efforts of managed care organizations, pharmacy benefit managers and governmental and other third-party payors to reduce their prescription drug costs.

•
In addition, for the three years 2011 through 2013, our gross profit continued to benefit from the increased utilization of generic drugs (which normally yield a higher gross profit rate than equivalent brand name drugs) in both the Pharmacy Services and Retail Pharmacy segments. This contributed to the increase in gross profit as a percent of net revenues in 2013 as compared to 2012.

Please see the Segment Analysis later in this document for additional information about our gross profit.

Operating expenses increased $468 million, or 3.1% in the year ended December 31, 2013, as compared to the prior year. Operating expenses as a percent of net revenues remained flat at 12.4% in the year ended December 31, 2013, despite the dampening effect of generics on net revenues. The increase in operating expenses in the year ended December 31, 2013 was primarily due to incremental store operating costs associated with a higher store count as compared to the prior year, as well as strategic initiatives. The increase was partially offset by a $72 million gain on a legal settlement recorded in the third quarter.

Operating expenses increased $1.0 billion in the year ended December 31, 2012 as compared to the prior year. Operating expenses as a percent of net revenues improved approximately 90 basis points to 12.4% in the year ended December 31, 2012. The increase in operating expense dollars in the year ended December 31, 2012 was primarily due to incremental store operating costs associated with a higher store count as compared to the prior year, as well as the expansion of our Medicare Part D business. The improvement in operating expenses as a percent of net revenues is primarily due to expense leverage from net revenue growth and expense control initiatives.

Please see the Segment Analysis later in this document for additional information about operating expenses.

Interest expense, net for the years ended December 31 consisted of the following:

In millions	2013	2012	2011
Interest expense	$517	$561	$588
Interest income	(8)	(4)	(4)
Interest expense, net	$509	$557	$584

Net interest expense decreased $48 million during the year ended December 31, 2013, which resulted from lower average interest rates during 2013. During 2012, net interest expense decreased by $27 million, to $557 million compared to 2011, due to a reduction in our average outstanding short-term and long-term debt.

Income tax provision - Our effective income tax rate was 38.9%, 38.6% and 39.3% in 2013, 2012 and 2011, respectively. The effective income tax was higher in 2013 than in 2012 primarily due to certain permanent items in 2012. These same items were the principal factors for the lower effective income tax rate in 2012 compared to 2011.

Income from continuing operations increased $731 million or 18.9% to $4.6 billion in 2013. Income from continuing operations increased $380 million or 10.9% to $3.9 billion in 2012 as compared to $3.5 billion in 2011. The 2013 increase in income from continuing operations was primarily related to increases in generic dispensing rates for both operating segments, increased volume across all channels in our Pharmacy Services Segment, as well as increased sales in the Retail Pharmacy Segment.

Loss from discontinued operations - In connection with certain business dispositions completed between 1991 and 1997, the Company retained guarantees on store lease obligations for a number of former subsidiaries, including Linens ‘n Things, which filed for bankruptcy in 2008. The Company’s loss from discontinued operations includes lease-related costs which the Company believes it will likely be required to satisfy pursuant to its Linens ‘n Things lease guarantees.

We incurred a loss from discontinued operations of $8 million in 2013, a loss from discontinued operations of $7 million in 2012 and a loss from discontinued operations of $31 million in 2011. The loss from discontinued operations in 2013 and 2012 was primarily due to costs related to Linens ‘n Things lease guarantees. The loss from discontinued operations in 2011 was primarily due to the disposition of our TheraCom subsidiary. We recognized a $53 million pre-tax gain and a $37 million after-tax loss on the sale of TheraCom. The after-tax loss was caused by the income tax treatment of TheraCom’s nondeductible goodwill.

See Note 3 “Discontinued Operations” to the consolidated financial statements for additional information about discontinued operations and Note 12 “Commitments and Contingencies” for additional information about our lease guarantees.

Net loss attributable to noncontrolling interest represents the minority shareholders’ portion of the net loss from our subsidiary, Generation Health, Inc., prior to June 2012. We acquired the remaining 40% interest of Generation Health, Inc. on June 29, 2012 and as a result, there was no longer a noncontrolling interest in Generation Health, Inc. for the year ended December 31, 2013. The net loss attributable to noncontrolling interest for the years ended December 31, 2012 and 2011 was $2 million and $4 million, respectively.

Net income attributable to CVS Caremark increased $728 million or 18.8% to $4.6 billion (or $3.74 per diluted share) in 2013. This compares to $3.9 billion (or $3.02 per diluted share) in 2012 and $3.5 billion (or $2.57 per diluted share) in 2011. As discussed previously, the 2013 increase in net income attributable to CVS Caremark was primarily related to increased generic drug dispensing in both operating segments, increased volume across all channels in our Pharmacy Services Segment, and increased sales in our Retail Pharmacy Segment. The increase in net income attributable to CVS Caremark per diluted share was also driven by increased share repurchase activity in 2013 and 2012.

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

In millions	Pharmacy Services Segment(1)(2)	Retail Pharmacy Segment(2)	Corporate Segment	Intersegment Eliminations(2)	Consolidated Totals
2013:
Net revenues	$76,208	$65,618	$—	$(15,065)	$126,761
Gross profit	4,237	20,112	—	(566)	23,783
Operating profit (loss)	3,086	6,268	(751)	(566)	8,037
2012:
Net revenues	$73,444	$63,641	$—	$(13,965)	$123,120
Gross profit	3,808	19,091	—	(411)	22,488
Operating profit (loss)	2,679	5,636	(694)	(411)	7,210
2011:
Net revenues	$58,874	$59,579	$—	$(11,373)	$107,080
Gross profit	3,279	17,469	—	(186)	20,562
Operating profit (loss)	2,220	4,913	(616)	(186)	6,331

(1)
Net revenues of the Pharmacy Services Segment include approximately $7.9 billion, $8.4 billion and $7.9 billion of Retail Co-Payments for 2013, 2012 and 2011, respectively. See Note 1 to the consolidated financial statements for additional information about Retail Co-Payments.

(2)
Intersegment eliminations relate to two types of transactions: (i) Intersegment revenues that occur when Pharmacy Services Segment customers use Retail Pharmacy Segment stores to purchase covered products. When this occurs, both the Pharmacy Services and Retail Pharmacy segments record the revenue on a standalone basis, and (ii) Intersegment revenues, gross profit and operating profit that occur when Pharmacy Services Segment customers, through the Company’s intersegment activities (such as the Maintenance Choice® program), elect to pick-up their maintenance prescriptions at Retail Pharmacy Segment stores instead of receiving them through the mail. When this occurs, both the Pharmacy Services and Retail Pharmacy segments record the revenue, gross profit and operating profit on a standalone basis. Beginning in the fourth quarter of 2011, the Maintenance Choice eliminations reflect all discounts available for the purchase of mail order prescription drugs. The following amounts are eliminated in consolidation in connection with the item (ii) intersegment activity: net revenues of $4.3 billion, $3.4 billion and $2.6 billion for the years ended December 31, 2013, 2012 and 2011, respectively; gross profit and operating profit of $566 million, $411 million and $186 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Pharmacy Services Segment

The following table summarizes our Pharmacy Services Segment’s performance for the respective periods:

	Year Ended December 31,
In millions	2013	2012	2011
Net revenues	$76,208	$73,444	$58,874
Gross profit	$4,237	$3,808	$3,279
Gross profit % of net revenues	5.6%	5.2%	5.6%
Operating expenses	$1,151	$1,129	$1,059
Operating expenses % of net revenues	1.5%	1.5%	1.8%
Operating profit	$3,086	$2,679	$2,220
Operating profit % of net revenues	4.1%	3.6%	3.8%
Net revenues(1) :
Mail choice(2)	$24,791	$22,843	$18,616
Pharmacy network(3)	$51,211	$50,411	$40,040
Other	$206	$190	$218
Pharmacy claims processed(1) :
Total	902.1	880.5	774.6
Mail choice(2)	83.3	81.7	70.6
Pharmacy network(3)	818.8	798.8	704.0
Generic dispensing rate(1) :
Total	80.8%	78.5%	74.1%
Mail choice(2)	76.0%	72.0%	64.9%
Pharmacy network(3)	81.3%	79.1%	75.0%
Mail choice penetration rate	22.6%	22.7%	22.3%

(1)	Pharmacy network net revenues, claims processed and generic dispensing rates do not include Maintenance Choice, which are included within the mail choice category.

(2)
Mail choice is defined as claims filled at a Pharmacy Services mail facility, which includes specialty mail claims, as well as 90-day claims filled at our retail stores under the Maintenance Choice program.

(3)	Pharmacy network is defined as claims filled at retail pharmacies, including our retail drugstores, but excluding Maintenance Choice activity.

Medicare Part D Update - The Company participates in the Medicare Part D program by (1) providing Medicare Part D‐related PBM services to our health plan and other clients that have qualified as Medicare Part D plans, and (2) offering Medicare Part D pharmacy benefits through the Company’s own SilverScript PDP, which offers benefits to individual members and through employer group waiver plans (“EGWPs”). At the beginning of the 2013 Medicare Part D plan year, the Company implemented an enrollment systems conversion process and other actions to consolidate its Medicare Part D PDPs into the Company's SilverScript PDP. These consolidation efforts impacted certain enrollment and coverage determination services the Company provided to SilverScript enrollees following commencement of the 2013 plan year. Effective January 15, 2013, Centers for Medicare and Medicaid Services (“CMS”) imposed intermediate sanctions on the SilverScript PDP, consisting of immediate suspension of further plan enrollment and marketing activities. On December 20, 2013, the Company announced that CMS completed its review of the corrective actions taken to address the coverage determination issues resulting from the Company’s plan consolidation efforts and the sanctions were removed.

Net revenues in our Pharmacy Services Segment increased $2.8 billion, or 3.8%, to $76.2 billion for the year ended December 31, 2013, as compared to the prior year. The increase in net revenues was primarily due to drug cost inflation in the specialty pharmacy business. Conversely, the increase in our generic dispensing rate had a negative impact on our revenue in 2013, as it did in 2012.

Net revenues increased $14.6 billion, or 24.7%, to $73.4 billion for the year ended December 31, 2012, as compared to the prior year. The increase in 2012 was primarily due to new client starts on January 1, 2012, drug cost inflation and the growth of our Medicare Part D business. Additionally, the increase in our generic dispensing rate had a negative impact on our revenue in 2012 as it did in 2011.

As you review our Pharmacy Services Segment’s revenue performance, we believe you should also consider the following important information:

•
Our mail choice claims processed increased 1.9% to 83.3 million claims in the year ended December 31, 2013, compared to 81.7 million claims in the prior year. The increase in mail choice claim volume was primarily due to increased claims associated with the continuing client adoption of our Maintenance Choice offerings. During 2012, our mail choice claims processed increased 15.7% to 81.7 million claims. The increase in mail choice claim volume was primarily due to a significant number of 2012 new client starts, as well as increased claims associated with the continued adoption of our Maintenance Choice offerings.

•
During 2013 and 2012, our average revenue per mail choice claim increased by 6.5% and 6.0%, compared to 2012 and 2011, respectively. This increase was primarily due to drug cost inflation particularly in our specialty business, partially offset by increases in the percentage of generic prescription drugs dispensed and changes in client pricing.

•	Our mail choice generic dispensing rate was 76.0%, 72.0% and 64.9% in the years ended December 31, 2013, 2012 and 2011, respectively.

•
Our pharmacy network generic dispensing rate increased to 81.3% in the year ended December 31, 2013, compared to 79.1% in the prior year. During 2012, our pharmacy network generic dispensing rate increased to 79.1% compared to our pharmacy network generic dispensing rate of 75.0% in 2011. These continued increases in both mail choice and pharmacy network generic dispensing rates were primarily due to the impact of new generic drug introductions, primarily in 2012, and our continuous efforts to encourage plan members to use generic drugs when they are available. We believe our generic dispensing rates will continue to increase in future periods, albeit, at a slower pace. This increase will be affected by, among other things, the number of new generic drug introductions and our success at encouraging plan members to utilize generic drugs when they are available and clinically appropriate.

•
Our pharmacy network claims processed increased 2.5% to 818.8 million claims in the year ended December 31, 2013, compared to 798.8 million claims in the prior year. During 2012, our pharmacy network claims processed increased 13.5% to 798.8 million compared to 704.0 million pharmacy network claims processed in 2011. The increase in the pharmacy network claim volume was primarily due to higher claims activity associated with our Medicare Part D program.

•
Our average revenue per pharmacy network claim processed decreased 0.9% in the year ended December 31, 2013 as compared to the prior year. This decrease was primarily due to increases in the generic dispensing rate. During 2012, our average revenue per pharmacy network claim processed increased by 11.0%, compared to 2011. This increase was primarily due to drug cost inflation partially offset by increases in the generic dispensing rate.

•
The Pharmacy Services Segment recognizes revenues for its pharmacy network transactions based on individual contract terms. In accordance with ASC 605, Revenue Recognition, CVS Caremark Pharmacy Services’ contracts are predominantly accounted for using the gross method.

Gross profit in our Pharmacy Services Segment includes net revenues less cost of revenues. Cost of revenues includes (i) the cost of pharmaceuticals dispensed, either directly through our mail service and specialty retail pharmacies or indirectly through our pharmacy network, (ii) shipping and handling costs and (iii) the operating costs of our mail service dispensing pharmacies, customer service operations and related information technology support.

Gross profit increased $429 million, or 11.3% to $4.2 billion in the year ended December 31, 2013, as compared to the prior year. Gross profit as a percentage of net revenues increased to 5.6% for the year ended December 31, 2013, compared to 5.2% in the prior year. The increase in gross profit dollars and gross profit as a percentage of net revenues in the year ended December 31, 2013 was primarily due to an increase in generic dispensing.

During 2012, gross profit increased $529 million, or 16.1%, to $3.8 billion in the year ended December 31, 2012, as compared to the prior year. Gross profit as a percentage of net revenues was 5.2% for the year ended December 31, 2012, compared to 5.6% in the prior year. The increase in gross profit dollars in the year ended December 31, 2012 was primarily due to a significant number of 2012 new client starts, an increase in generic dispensing and drug cost inflation. The decrease in gross profit as a percentage of revenue was driven primarily by client pricing compression, increased payroll and other expenses associated with our mail and specialty operations, and expanding Medicare Part D operations, which has lower margins. The increase in expenses associated with our mail operations was the result of the significant number of 2012 new client starts.

As you review our Pharmacy Services Segment’s performance in this area, we believe you should consider the following important information:

•
Our gross profit dollars and gross profit as a percentage of net revenues continued to be impacted by our efforts to (i) retain existing clients, (ii) obtain new business and (iii) maintain or improve the rebates and/or discounts we received from manufacturers, wholesalers and retail pharmacies. In particular, competitive pressures in the PBM industry have caused us and other PBMs to continue to share a larger portion of rebates and/or discounts received from pharmaceutical manufacturers with clients. In addition, market dynamics and regulatory changes have impacted our ability to offer plan sponsors pricing that includes retail network “differential” or “spread”. We expect these trends to continue. The “differential” or “spread” is any difference between the drug price charged to plan sponsors, including Medicare Part D plan sponsors, by a PBM and the price paid for the drug by the PBM to the dispensing provider. The increased use of generic drugs has positively impacted our gross profit margins but has resulted in third party payors augmenting their efforts to reduce reimbursement payments for prescriptions. This trend, which we expect to continue, reduces the benefit we realize from brand to generic product conversions.

•
We review our network contracts on an individual basis to determine if the related revenues should be accounted for using the gross method or net method under the applicable accounting rules. CVS Caremark Pharmacy Services’ network contracts are predominantly accounted for using the gross method, which results in higher revenues, higher cost of revenues and lower gross profit rates.

•
Our gross profit as a percentage of revenues benefited from the increase in our total generic dispensing rate, which increased to 80.8% and 78.5% in 2013 and 2012, respectively, compared to our generic dispensing rate of 74.1% in 2011. These increases were primarily due to new generic drug introductions and our continued efforts to encourage plan members to use generic drugs when they are available. We expect these trends to continue, albeit at a slower pace.

Operating expenses in our Pharmacy Services Segment, which include selling, general and administrative expenses, depreciation and amortization related to selling, general and administrative activities and retail specialty pharmacy store and administrative payroll, employee benefits and occupancy costs, remained flat at 1.5% of net revenues in 2013 compared to 1.5% in 2012, and decreased from 1.8% in 2011.

As you review our Pharmacy Services Segment’s performance in this area, we believe you should consider the following important information:

•
Operating expenses increased $22 million or 1.9%, to $1.2 billion, in the year ended December 31, 2013, compared to the prior year. The increase in operating expenses is primarily related to costs associated with the remediation of Medicare Part D sanctions and coverage determination issues discussed previously. The increase was partially offset by the Pharmacy Services Segment's $11 million share of a gain on a legal settlement recorded in the third quarter of 2013.

•
During 2012, the increase in operating expenses of $70 million or 6.6%, to $1.1 billion compared to 2011, is primarily related to increased costs associated with the expansion of our Medicare Part D business. The decrease in operating expenses as a percentage of net revenues from 1.8% to 1.5% is primarily due to expense leverage from net revenue growth and expense control initiatives.

Retail Pharmacy Segment

The following table summarizes our Retail Pharmacy Segment’s performance for the respective periods:

	Year Ended December 31,
In millions	2013	2012	2011
Net revenues	$65,618	$63,641	$59,579
Gross profit	$20,112	$19,091	$17,469
Gross profit % of net revenues	30.6%	30.0%	29.3%
Operating expenses	$13,844	$13,455	$12,556
Operating expenses % of net revenues	21.1%	21.1%	21.1%
Operating profit	$6,268	$5,636	$4,913
Operating profit % of net revenues	9.6%	8.9%	8.2%
Retail prescriptions filled (90 Day = 1 prescription)	734.3	717.4	657.7
Retail prescriptions filled (90 Day = 3 prescriptions) (1)	890.1	845.8	763.6
Net revenue increase:
Total	3.1%	6.8%	3.9%
Pharmacy	4.1%	7.6%	4.3%
Front Store	1.0%	5.1%	3.0%
Total prescription volume (90 Day = 1 prescription)	2.4%	9.1%	3.4%
Total prescription volume (90 Day = 3 prescriptions) (1)	5.2%	11.0%	5.5%
Same store sales increase:
Total	1.7%	5.6%	2.3%
Pharmacy	2.6%	6.6%	3.0%
Front Store	(0.5)%	3.4%	0.8%
Prescription volume (90 Day = 1 prescription)	1.5%	8.1%	2.3%
Prescription volume (90 Day = 3 prescriptions) (1)	4.4%	10.0%	4.3%
Generic dispensing rates	81.4%	79.2%	75.6%
Pharmacy % of net revenues	69.5%	68.8%	68.3%
Third party % of pharmacy revenue	97.9%	97.5%	97.8%

(1)
Includes the adjustment to convert 90-day prescriptions to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal prescription.

Net revenues increased approximately $2.0 billion, or 3.1%, to $65.6 billion for the year ended December 31, 2013, as compared to the prior year. This increase was primarily driven by a same store sales increase of 1.7% and net revenues from new and acquired stores, which accounted for approximately 130 basis points of our total net revenue percentage increase during the year. Additionally, we continued to see a positive impact on our net revenues due to the growth of our Maintenance Choice program.

Net revenues in our Retail Pharmacy Segment increased $4.1 billion, or 6.8% to $63.6 billion for the year ended December 31, 2012, as compared to the prior year. This increase was primarily driven by a same store sales increase of 5.6% and net revenues from new stores, which accounted for approximately 110 basis points of our total net revenue percentage increase during the year. Additionally, we continued to see a positive impact on our net revenues due to the growth of our Maintenance Choice program.

As you review our Retail Pharmacy Segment’s performance in this area, we believe you should consider the following important information:

•
Front store same store sales declined 0.5% in the year ended December 31, 2013, as compared to the prior year. 2013 had one less day as a result of 2012 being a leap year, which had a negative impact on front store same store sales of approximately 40 basis points. Front store same store sales were negatively impacted by a decrease in customer traffic, partially offset by an increase in basket size.

•
Pharmacy same store sales rose 2.6% in the year ended December 31, 2013, as compared to the prior year. Pharmacy same store sales were positively impacted by increased prescription volume, partially offset by the negative impact of the increase in generic dispensing, reimbursement pressure, and the impact of 2013 having one fewer day as a result of 2012 being a leap year.

•
Pharmacy revenues continue to be negatively impacted by the conversion of brand name drugs to equivalent generic drugs, which typically have a lower selling price. Pharmacy same store sales were negatively impacted by approximately 540 and 700 basis points for the years ended December 31, 2013 and 2012, respectively, due to recent generic introductions. The decrease in the impact from 2012 to 2013 was primarily due to a smaller impact from new generic drug introductions. In addition, our pharmacy growth has also been adversely affected by the lack of significant new brand name drug introductions, higher consumer co-payments and co-insurance arrangements and an increase in the number of over-the-counter remedies that were historically only available by prescription.

•
As of December 31, 2013, we operated 7,660 retail stores compared to 7,458 retail stores as of December 31, 2012 and 7,327 retail stores as of December 31, 2011. Total net revenues from new stores (excluding acquired stores) contributed approximately 1.0%, 1.1% and 1.3% to our total net revenue percentage increase in 2013, 2012, and 2011, respectively.

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

Gross profit increased $1.0 billion, or 5.3%, to $20.1 billion in the year ended December 31, 2013, as compared to the prior year. Gross profit as a percentage of net revenues increased to 30.6% in year ended December 31, 2013, from 30.0% in 2012. The increase in gross profit dollars in the year ended December 31, 2013, was primarily driven by increases in the generic dispensing rate, same store sales and new store sales. The increase in gross profit as a percentage of net revenues was primarily driven by increased pharmacy margins due to the positive impact of increased generic dispensing rates and increased front store margins, partially offset by continued reimbursement pressure.

Gross profit increased $1.6 billion, or 9.3%, to $19.1 billion for the year ended December 31, 2012, as compared to the prior year. Gross profit as a percentage of net revenues increased to 30.0% for the year ended December 31, 2012, compared to 29.3% for the prior year. The increase in gross profit dollars in the year ended December 31, 2012, was primarily driven by same store sales increases. The increase in gross profit as a percentage of revenue was primarily driven by increased pharmacy margins due to the positive impact of increased generic drugs dispensed, partially offset by continued reimbursement pressure and lower front store margins.

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

•
On average, our gross profit on front store revenues is generally higher than our gross profit on pharmacy revenues. Front store revenues were 30.5%, 31.2% and 31.7% of total revenues, in 2013, 2012 and 2011, respectively. Pharmacy revenues were 69.5%, 68.8% and 68.3% of total revenues, in 2013, 2012 and 2011, respectively. This shift in sales mix had a negative effect on our overall gross profit for the years ended December 31, 2013, 2012 and 2011, respectively. The negative effect was offset by increasing generic drug dispensing rates.

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

•
Sales to customers covered by third party insurance programs are a large component of our total pharmacy business. On average, our gross profit on third party pharmacy revenues is lower than our gross profit on cash pharmacy revenues. Third party pharmacy revenues were 97.9% of pharmacy revenues in 2013, compared to 97.5% and 97.8% of pharmacy revenues in 2012 and 2011, respectively.

•
The Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (collectively, “ACA”) made several significant changes to Medicaid rebates and to reimbursement. One of these changes was the proposed revision of the definition of Average Manufacturer Price (“AMP”) and the reimbursement formula for multi-source drugs. Changes in reporting of AMP or other adjustments that may be made regarding the reimbursement of drug payments by Medicaid and Medicare could impact our pricing to customers and other payors and/or could impact our ability to negotiate discounts or rebates with manufacturers, wholesalers, PBMs or retail and mail pharmacies. See “Government Regulation” within Part I, Item 1, Business, for additional information.

Operating expenses in our Retail Pharmacy Segment include store payroll, store employee benefits, store occupancy costs, selling expenses, advertising expenses, depreciation and amortization expense and certain administrative expenses.

Operating expenses increased $389 million, or 2.9% to $13.8 billion, or 21.1% as a percentage of net revenues, in the year ended December 31, 2013, as compared to $13.5 billion, or 21.1% as a percentage of net revenues, in the prior year. Operating expenses increased $899 million, or 7.2%, to $13.5 billion, or 21.1% as a percentage of net revenues, in the year ended December 31, 2012, as compared to $12.6 billion, or 21.1% as a percentage of net revenues, in the prior year. Operating expenses as a percentage of net revenues remained consistent from 2011 through 2013 primarily due to disciplined cost control, despite the negative impact of generics on net revenues. The increase in operating expense dollars in 2013 and 2012 was the result of higher store operating costs associated with our increased store count. The increase was partially offset by the Retail Pharmacy Segment's $61 million share of a gain on a legal settlement recorded in the third quarter of 2013.

Corporate Segment

Operating expenses increased $57 million, or 8.3%, to $751 million in the year ended December 31, 2013, as compared to the prior year. Operating expenses increased $78 million, or 12.5%, to $694 million in the year ended December 31, 2012. Operating expenses within the Corporate Segment include executive management, corporate relations, legal, compliance, human resources, corporate information technology and finance related costs. The increase in operating expenses in 2013 was primarily due to higher benefit costs and strategic initiatives. The increase in operating expenses in 2012 was primarily due to higher benefit costs and information technology expenses.

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

Net cash provided by operating activities was $5.8 billion for the year ended December 31, 2013, compared to $6.7 billion in 2012, and $5.9 billion in 2011. The decrease in 2013 was primarily due to increased accounts receivable due to the timing of payments from CMS in connection with our Medicare Part D operations, partially offset by improved inventory management. The increase in 2012 was primarily due to the significant increase in net income, improved receivables management, improved payables management, and the timing of payments.

Net cash used in investing activities was $1.8 billion in 2013 and 2012. This compares to approximately $2.4 billion in 2011. The decrease in 2012 was primarily due to the $1.3 billion acquisition of the Medicare prescription drug business of Universal American Corp. (the “UAM Medicare Part D Business”) which occurred in April 2011.

In 2013, gross capital expenditures totaled approximately $2.0 billion, a decrease of $46 million compared to the prior year. During 2013, approximately 45% of our total capital expenditures were for new store construction, 25% were for store, fulfillment and support facilities expansion and improvements and 30% were for technology and other corporate initiatives. Gross capital expenditures totaled approximately $2.0 billion during 2012, compared to approximately $1.9 billion in 2011. The increase in gross capital expenditures during 2012 was primarily due to the increased spending on store expansion and improvements. During 2012, approximately 45% of our total capital expenditures were for new store construction, 40% were for store expansion and improvements and 15% were for technology and other corporate initiatives.

Proceeds from sale-leaseback transactions totaled $600 million in 2013. This compares to $529 million in 2012 and $592 million in 2011. Under the sale-leaseback transactions, the properties are generally sold at net book value, which generally approximates fair value, and the resulting leases generally qualify and are accounted for as operating leases. The specific timing and amount of future sale-leaseback transactions will vary depending on future market conditions and other factors.

Below is a summary of our store development activity for the respective years:

	2013(2)	2012(2)	2011(2)
Total stores (beginning of year)	7,508	7,388	7,248
New and acquired stores(1)	213	150	162
Closed stores(1)	(19)	(30)	(22)
Total stores (end of year)	7,702	7,508	7,388
Relocated stores	78	90	86

(1)         Relocated stores are not included in new or closed store totals.

(2)         Excludes specialty mail order facilities.

Net cash used in financing activities was approximately $1.2 billion in 2013, compared to net cash used in financing activities of $4.9 billion in 2012 and $3.5 billion in 2011. Net cash used in financing activities decreased $3.7 billion in 2013 primarily due to greater net borrowings than in the prior year. Net cash used in financing activities increased $1.4 billion in 2012 primarily due to $1.3 billion more repurchases of common stock than in the prior year.

Share repurchase programs — On December 17, 2013, the Company's Board of Directors authorized a new share repurchase program for up to $6.0 billion of outstanding common stock (the “2013 Repurchase Program”). On September 19, 2012, the Company’s Board of Directors authorized a share repurchase program for up to $6.0 billion of outstanding common stock (the “2012 Repurchase Program”). Each of these share repurchase authorizations, which were effective immediately, permit the Company to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions. The 2013 and 2012 Repurchase Programs may be modified or terminated by the Board of Directors at any time.

On August 23, 2011, our Board of Directors authorized a share repurchase program for up to $4.0 billion of outstanding common stock (the “2011 Repurchase Program”). This share repurchase authorization, which was effective immediately, permitted us to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions. The 2011 Repurchase Program has been completed, as described below.

Pursuant to the authorization under the 2012 Repurchase Program, effective October 1, 2013, we entered into a $1.7 billion fixed dollar accelerated share repurchase (“ASR”) agreement with Barclays Bank PLC ("Barclays"). Upon payment of the $1.7 billion purchase price on October 1, 2013, we received a number of shares of our common stock equal to 50% of the $1.7 billion notional amount of the ASR agreement or approximately 14.9 million shares at a price of $56.88 per share. The Company received approximately 11.7 million shares of common stock on December 30, 2013 at an average price of $63.83 per share, representing the remaining 50% of the $1.7 billion notional amount of the ASR agreement and thereby concluding the agreement. The total of 26.6 million shares of common stock delivered to the Company by Barclays over the term of the October 2013 ASR agreement were placed into treasury stock.

Pursuant to the authorizations under the 2011 and 2012 Repurchase Programs, on September 19, 2012, we entered into a $1.2 billion fixed dollar ASR agreement with Barclays. Upon payment of the $1.2 billion purchase price on September 20, 2012, we received a number of shares of our common stock equal to 50% of the $1.2 billion notional amount of the ASR agreement or approximately 12.6 million shares at a price of $47.71 per share. We received approximately 13.0 million shares of common stock on November 16, 2012 at an average price of $46.96 per share, representing the remaining 50% of the $1.2 billion notional amount of the ASR agreement and thereby concluding the agreement, and completing the 2011 Repurchase Program.

The total of 25.6 million shares of common stock delivered to us by Barclays over the term of the September 2012 ASR agreement were placed into treasury stock.

Pursuant to the authorization under the 2011 Repurchase Program, on August 24, 2011, we entered into a $1.0 billion fixed dollar ASR agreement with Barclays. The ASR agreement contained provisions that establish the minimum and maximum number of shares to be repurchased during its term. Pursuant to this ASR agreement, on August 25, 2011, we paid $1.0 billion to Barclays in exchange for Barclays delivering 20.3 million shares of common stock to us. On September 16, 2011, upon establishment of the minimum number of shares to be repurchased, Barclays delivered an additional 5.4 million shares of common stock to us. At the conclusion of the transaction, Barclays delivered a final installment of 1.6 million shares of common stock on December 29, 2011. The aggregate 27.3 million shares of common stock delivered to us by Barclays under the August 2011 ASR agreement, were placed into treasury stock. This represented all the repurchases that occurred during the year ended December 31, 2011 under the 2011 Repurchase Program.

During the years ended December 31, 2013 and 2012, we repurchased an aggregate of 66.2 million and 95.0 million shares of common stock for approximately $4.0 and $4.3 billion, respectively, under the 2012 and 2011 Repurchase Programs. As of December 31, 2013, there remained an aggregate of approximately $6.7 billion available for future repurchases under the 2013 and 2012 Repurchase Programs.

On June 14, 2010, our Board of Directors authorized a share repurchase program for up to $2.0 billion of our outstanding common stock (the “2010 Repurchase Program”). During the year ended December 31, 2011, we repurchased an aggregate of 56.4 million shares of common stock for approximately $2.0 billion, completing the 2010 Repurchase Program.

Short-term borrowings - There was no commercial paper outstanding as of December 31, 2013. In connection with our commercial paper program, we maintain a $1.25 billion, four-year unsecured back-up credit facility, which expires on May 23, 2016, a $1.25 billion, five-year unsecured back-up credit facility, which expires on February 17, 2017, and a $1.0 billion, five-year unsecured back-up credit facility, which expires on May 23, 2018. The credit facilities allow for borrowings at various rates that are dependent, in part, on the Company’s public debt ratings and require the Company to pay a weighted average quarterly facility fee of approximately 0.03%, regardless of usage. As of December 31, 2013, there were no borrowings outstanding under the back-up credit facilities.

Long-term borrowings - On December 2, 2013, the Company issued $750 million of 1.2% unsecured senior notes due December 5, 2016; $1.25 billion of 2.25% unsecured senior notes due December 5, 2018; $1.25 billion of 4% unsecured senior notes due December 5, 2023; and $750 million of 5.3% unsecured senior notes due December 5, 2043 (the “2013 Notes”) for total proceeds of approximately $4.0 billion, net of discounts and underwriting fees. The 2013 Notes pay interest semi-annually and may be redeemed, in whole at any time, or in part from time to time, at the Company's option at a defined redemption price plus accrued and unpaid interest to the redemption date. The net proceeds of the 2013 Notes were used to repay commercial paper outstanding at the time of issuance and to fund the acquisition of Coram LLC in January 2014. The remainder will be used for general corporate purposes.

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

In December 2011 and July 2012, we repurchased $958 million and $1 million of the principal amount of our Enhanced Capital Advantaged Preferred Securities (“ECAPS”) at par. The fees and write-off of deferred issuance costs associated with the early extinguishment of the ECAPS were de minimis. The remaining $41 million of outstanding ECAPS are due in 2062 and had a fixed rate of interest of 6.302% per year until June 1, 2012, at which time we began paying interest based on a floating rate (2.3% and 2.59% at December 31, 2013 and 2012, respectively). The ECAPS pay interest semi-annually and may be redeemed at any time, in whole or in part, at a defined redemption price plus accrued interest.

Our backup credit facilities, unsecured senior notes and ECAPS (see Note 6 to the Consolidated Financial Statements) contain customary restrictive financial and operating covenants.

These covenants do not include a requirement for the acceleration of our debt maturities in the event of a downgrade in our credit rating. We do not believe the restrictions contained in these covenants materially affect our financial or operating flexibility.

As of December 31, 2013 and 2012, we had no outstanding derivative financial instruments.

Debt Ratings - As of December 31, 2013, our long-term debt was rated “Baa1” by Moody’s with a stable outlook and “BBB+” by Standard & Poor’s with a stable outlook, and our commercial paper program was rated “P-2” by Moody’s and “A-2” by Standard & Poor’s. In assessing our credit strength, we believe that both Moody’s and Standard & Poor’s considered, among other things, our capital structure and financial policies as well as our consolidated balance sheet, our historical acquisition activity and other financial information. Although we currently believe our long-term debt ratings will remain investment grade, we cannot guarantee the future actions of Moody’s and/or Standard & Poor’s. Our debt ratings have a direct impact on our future borrowing costs, access to capital markets and new store operating lease costs.

Quarterly Dividend Increase - In December 2013, our Board of Directors authorized a 22% increase in our quarterly common stock dividend to $0.275 per share. This increase equates to an annual dividend rate of $1.10 per share. In December 2012, our Board of directors authorized a 38% increase in our quarterly common stock dividend to $0.225 per share. This increase equated to an annual dividend rate of $0.90 per share. In December 2011, our Board of Directors authorized a 30% increase in our quarterly common stock dividend to $0.1625 per share. This increase equated to an annual dividend rate of $0.65 per share.

Off-Balance Sheet Arrangements

In connection with executing operating leases, we provide a guarantee of the lease payments. We also finance a portion of our new store development through sale-leaseback transactions, which involve selling stores to unrelated parties and then leasing the stores back under leases that generally qualify and are accounted for as operating leases. We do not have any retained or contingent interests in the stores, and we do not provide any guarantees, other than a guarantee of the lease payments, in connection with the transactions. In accordance with generally accepted accounting principles, our operating leases are not reflected on our consolidated balance sheets.

Between 1991 and 1997, we sold or spun off a number of subsidiaries, including Bob’s Stores, Linens ‘n Things, Marshalls, Kay-Bee Toys, This End Up and Footstar. In many cases, when a former subsidiary leased a store, the Company provided a guarantee of the store’s lease obligations. When the subsidiaries were disposed of, the Company’s guarantees remained in place, although each initial purchaser agreed to indemnify the Company for any lease obligations the Company was required to satisfy. If any of the purchasers or any of the former subsidiaries were to become insolvent and failed to make the required payments under a store lease, the Company could be required to satisfy these obligations.

As of December 31, 2013, we guaranteed approximately 73 such store leases (excluding the lease guarantees related to Linens ‘n Things), with the maximum remaining lease term extending through 2026. Management believes the ultimate disposition of any of the remaining lease guarantees will not have a material adverse effect on the Company’s consolidated financial condition or future cash flows. Please see “Loss from discontinued operations” previously in this document for further information regarding our guarantee of certain Linens ‘n Things’ store lease obligations.

Below is a summary of our significant contractual obligations as of December 31, 2013:

	Payments Due by Period
In millions	Total	2014	2015 to 2016	2017 to 2018	Thereafter
Operating leases	$27,090	$2,175	$4,184	$3,817	$16,914
Lease obligations from discontinued operations	71	18	32	14	7
Capital lease obligations	789	46	93	94	556
Long-term debt	13,012	551	1,749	2,574	8,138
Interest payments on long-term debt(1)	7,821	596	1,111	915	5,199
Other long-term liabilities reflected in our consolidated balance sheet	514	54	158	81	221
	$49,297	$3,440	$7,327	$7,495	$31,035

(1)	Interest payments on long-term debt are calculated on outstanding balances and interest rates in effect on December 31, 2013.

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

Revenue Recognition

Pharmacy Services Segment

Our Pharmacy Services Segment sells prescription drugs directly through our mail service dispensing pharmacies and indirectly through our retail pharmacy network. We recognize revenues in our Pharmacy Services Segment from prescription drugs sold by our mail service dispensing pharmacies and under retail pharmacy network contracts where we are the principal using the gross method at the contract prices negotiated with our clients. Net revenue from our Pharmacy Services Segment includes: (i) the portion of the price the client pays directly to us, net of any volume-related or other discounts paid back to the client, (ii) the price paid to us (“Mail Co-Payments”) or a third party pharmacy in our retail pharmacy network (“Retail Co-Payments”) by individuals included in our clients’ benefit plans, and (iii) administrative fees for retail pharmacy network contracts where we are not the principal. Sales taxes are not included in revenue.

We recognize revenue in the Pharmacy Services Segment when: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured. The following revenue recognition policies have been established for the Pharmacy Services Segment.

•
Revenues generated from prescription drugs sold by mail service dispensing pharmacies are recognized when the prescription is delivered. At the time of delivery, the Pharmacy Services Segment has performed substantially all of its obligations under its client contracts and does not experience a significant level of returns or reshipments.

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

We participate in the Federal Government’s Medicare Part D program as a PDP through our SilverScript Insurance Company subsidiary. Our net revenues include insurance premiums earned by the PDP, which are determined based on the PDP’s annual bid and related contractual arrangements with CMS. The insurance premiums include a beneficiary premium, which is the responsibility of the PDP member, but is subsidized by CMS in the case of low-income members, and a direct premium paid by CMS. Premiums collected in advance are initially deferred as accrued expenses and are then recognized ratably as revenue over the period in which members are entitled to receive benefits.

In addition to these premiums, our net revenues include co-payments, coverage gap benefits, deductibles and co-insurance (collectively, the “Member Co-Payments”) related to PDP members’ actual prescription claims. In certain cases, CMS subsidizes a portion of these Member Co-Payments and we are paid an estimated prospective Member Co-Payment subsidy, each month. The prospective Member Co-Payment subsidy amounts received from CMS are also included in our net revenues. We assume no risk for these amounts, which represented 7.0%, 7.7% and 3.1% of consolidated net revenues in 2013, 2012 and 2011, respectively. If the prospective Member Co-Payment subsidies received differ from the amounts based on actual prescription claims, the difference is recorded in either accounts receivable or accrued expenses. We account for fully insured CMS obligations and Member Co-Payments (including the amounts subsidized by CMS) using the gross method consistent with our revenue recognition policies for Mail Co-Payments and Retail Co-Payments. We have recorded estimates of various assets and liabilities arising from our participation in the Medicare Part D program based on information in our claims management and enrollment systems. Significant estimates arising from our participation in the Medicare Part D program include: (i) estimates of low-income cost subsidy and reinsurance amounts ultimately payable to or receivable from CMS based on a detailed claims reconciliation, (ii) an estimate of amounts payable to CMS under a risk-sharing feature of the Medicare Part D program design, referred to as the risk corridor and (iii) estimates for claims that have been reported and are in the process of being paid or contested and for our estimate of claims that have been incurred but have not yet been reported. Actual amounts of Medicare Part D-related assets and liabilities could differ significantly from amounts recorded. Historically, the effect of these adjustments has not been material to our results of operations or financial position.

Retail Pharmacy Segment

Our Retail Pharmacy Segment recognizes revenue from the sale of merchandise (other than prescription drugs) at the time the merchandise is purchased by the retail customer. Prior to the fourth quarter of 2013, revenue from the sale of prescription drugs was recognized at the time the prescription was filled as opposed to upon delivery as required under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 605, Revenue Recognition. For substantially all prescriptions, the fill date and the delivery date occur in the same reporting period. The effect on both revenue and income of recording prescription drug sales upon fill as opposed to delivery is immaterial. During the fourth quarter of 2013, the Company began recognizing revenue from the sale of prescription drugs when the prescription is picked up by the customer. See Note 1 to our consolidated financial statements for the impact of this change.

Customer returns are not material. Revenue generated from the performance of services in our health care clinics is recognized at the time the services are performed. Sales taxes are not included in revenue.

Vendor Allowances and Purchase Discounts

Pharmacy Services Segment

Our Pharmacy Services Segment receives purchase discounts on products purchased. Contractual arrangements with vendors, including manufacturers, wholesalers and retail pharmacies, normally provide for the Pharmacy Services Segment to receive purchase discounts from established list prices in one, or a combination, of the following forms: (i) a direct discount at the time of purchase, (ii) a discount for the prompt payment of invoices or (iii) when products are purchased indirectly from a manufacturer (e.g., through a wholesaler or retail pharmacy), a discount (or rebate) paid subsequent to dispensing. These rebates are recognized when prescriptions are dispensed and are generally calculated and billed to manufacturers within 30 days of the end of each completed quarter. Historically, the effect of adjustments resulting from the reconciliation of rebates recognized to the amounts billed and collected has not been material to the results of operations. We account for the effect of any such differences as a change in accounting estimate in the period the reconciliation is completed. The Pharmacy Services Segment also receives additional discounts under its wholesaler contracts if it exceeds contractually defined annual purchase volumes. In addition, the Pharmacy Services Segment receives fees from pharmaceutical manufacturers for administrative services. Purchase discounts and administrative service fees are recorded as a reduction of “Cost of revenues”.

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

Inventory

Effective January 1, 2012, the Company changed its methods of accounting for prescription drug inventories in the Retail Pharmacy Segment. Prior to 2012, the Company valued prescription drug inventories at the lower of cost or market on a first-in, first-out (“FIFO”) basis in retail pharmacies using the retail inventory method and in distribution centers using the FIFO cost method. Effective January 1, 2012, all prescription drug inventories in the Retail Pharmacy Segment have been valued at the lower of cost or market using the weighted average cost method. These changes affected approximately 51% of consolidated inventories as of January 1, 2012.

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

Our total reserve for estimated inventory losses covered by this critical accounting policy was $240 million as of December 31, 2013. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for estimated inventory losses, it is possible that actual results could differ. In order to help you assess the aggregate risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated inventory losses, which we believe is a reasonably likely change, would increase or decrease our total reserve for estimated inventory losses by about $24 million as of December 31, 2013.

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

The carrying value of goodwill and other intangible assets covered by this critical accounting policy was $26.5 billion and $9.5 billion as of December 31, 2013, respectively. We did not record any impairment losses related to goodwill or other intangible assets during 2013, 2012 or 2011. During the third quarter of 2013, we performed our required annual impairment tests of goodwill and indefinitely-lived trademarks. The results of the impairment tests concluded that there was no impairment of goodwill or trademarks. The goodwill impairment test resulted in the fair value of our Pharmacy Services and Retail Pharmacy reporting units exceeding their carrying values by a significant margin. The carrying value of goodwill as of December 31, 2013, in our Pharmacy Services and Retail Pharmacy reporting units was $19.6 billion and $6.9 billion, respectively.

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

Our total closed store lease liability covered by this critical accounting policy was $310 million as of December 31, 2013. This amount is net of $178 million of estimated sublease income that is subject to the uncertainties discussed above. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for sublease income, it is possible that actual results could differ.

In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated sublease income, which we believe is a reasonably likely change, would increase or decrease our total closed store lease liability by about $18 million as of December 31, 2013.

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

Our total self-insurance liability covered by this critical accounting policy was $612 million as of December 31, 2013. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for our self-insurance liability, it is possible that actual results could differ. In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimate for our self-insurance liability, which we believe is a reasonably likely change, would increase or decrease our self-insurance liability by about $61 million as of December 31, 2013.

We have not made any material changes in the accounting methodology used to establish our self-insurance liability during the past three years.

New Accounting Pronouncements

In July 2012, the FASB issued Accounting Standards Update (“ASU”) 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (“ASU 2012-02”). ASU 2012-02 allows entities to use a qualitative approach to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount and recognize an impairment loss, if any, to the extent the carrying value exceeds its fair value. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of ASU 2012-02 did not have a material effect on the Company's consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 adds new disclosure requirements for items reclassified out of accumulated other comprehensive income. The additional disclosures include: (1) changes in accumulated other comprehensive income balances by component and (2) significant items reclassified out of accumulated other comprehensive income. The changes in accumulated other comprehensive income balance by component will be disaggregated to separately present reclassification adjustments and current-period other comprehensive income. Significant items reclassified out of accumulated other comprehensive income by component are required to be presented either on the face of the statement of income or as separate disclosure in the notes to the financial statements. These additional disclosures may be presented before-tax or net-of-tax as long as the income tax benefit or expense attributed to each component of other comprehensive income and reclassification adjustments is presented in the financial statement or in the notes to the financial statements. ASU 2013-02 is effective for interim and annual periods beginning after December 15, 2012 and should be applied prospectively. The adoption of ASU 2013-02 did not have a material effect on the Company's consolidated financial statements. The expanded disclosures are included in Note 1 to the Consolidated Financial Statements.

Recently Proposed Accounting Standard Update

In May 2013, the FASB issued a revised proposed accounting standard update on lease accounting that will require entities to recognize assets and liabilities arising from lease contracts on the balance sheet. The proposed accounting standard update states that lessees and lessors should apply a "right-of-use model" in accounting for all leases. Under the proposed model, lessees would recognize an asset for the right to use the leased asset, and a liability for the obligation to make rental payments over the lease term. The lease term is defined as the noncancelable term that takes into account renewal options and termination options if there is a significant economic incentive for an entity to exercise or not exercise the option. The accounting by a lessor would reflect its retained exposure to the risks or benefits of the underlying leased asset. A lessor would recognize an asset representing its right to receive lease payments based on the expected term of the lease. The Company cannot presently determine the potential impact the proposed standard would have on its results of operations. While the Company believes that the proposed standard, as currently drafted, will likely have a material impact on its financial position, it will not have a material impact on its liquidity; however, until the proposed standard is finalized, such evaluation cannot be completed.

Cautionary Statement Concerning Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of CVS Caremark Corporation. The Company and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in the Company’s filings with the SEC and in its reports to stockholders. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “project,” “anticipate,” “will,” “should” and similar expressions identify statements that constitute forward-looking statements. All statements addressing operating performance of CVS Caremark Corporation or any subsidiary, events or developments that the Company expects or anticipates will occur in the future, including statements relating to corporate strategy; revenue growth; earnings or earnings per common share growth; adjusted earnings or adjusted earnings per common share growth; free cash flow; debt ratings; inventory levels; inventory turn and loss rates; store development; relocations and new market entries; retail pharmacy business, sales trends and operations; PBM business, sales trends and operations; the Company's ability to attract or retain customers and clients; Medicare Part D competitive bidding, enrollment and operations; new product development; and the impact of industry developments, as well as statements expressing optimism or pessimism about future operating results or events, are forward-looking statements within the meaning of the Reform Act.

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

•
The possibility of PBM client loss and/or the failure to win new PBM business, including as a result of failure to win renewal of expiring contracts, contract termination rights that may permit clients to terminate a contract prior to expiration and early or periodic renegotiation of pricing by clients prior to expiration of a contract.

•	The possibility of loss of Medicare Part D business and/or failure to obtain new Medicare Part D business, whether as a result of the annual Medicare Part D competitive bidding process or otherwise.

•	Risks related to the frequency and rate of the introduction of generic drugs and brand name prescription products.

•
Risks of declining gross margins in the PBM industry attributable to increased competitive pressures, increased client demand for lower prices, enhanced service offerings and/or higher service levels and market dynamics and regulatory changes that impact our ability to offer plan sponsors pricing that includes the use of retail “differential” or “spread.”

•
Regulatory changes, business changes and compliance requirements and restrictions that may be imposed by Centers for Medicare and Medicaid Services ("CMS"), Office of Inspector General or other government agencies relating to CVS Caremark's participation in Medicare, Medicaid and other federal and state government-funded programs, including sanctions and remedial actions that may be imposed by CMS on its Medicare Part D business.

•
Risks and uncertainties related to the timing and scope of reimbursement from Medicare, Medicaid and other government-funded programs, including the impact of sequestration, the impact of other federal budget, debt and deficit negotiations and legislation that could delay or reduce reimbursement from such programs and the impact of any closure, suspension or other changes affecting federal or state government funding or operations.

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

•	The Company's ability to fully integrate and to realize the planned benefits associated with the acquisition of Coram LLC in accordance with the expected timing.

•	Risks relating to our ability to secure timely and sufficient access to the products we sell from our domestic and/or international suppliers.

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

Management’s Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our Company’s internal control over financial reporting includes those policies and procedures that pertain to the Company’s ability to record, process, summarize and report a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that the unauthorized acquisition, use or disposition of assets are prevented or timely detected and that transactions are authorized, recorded and reported properly to permit the preparation of financial statements in accordance with generally accepted accounting principles (GAAP) and receipt and expenditures are duly authorized. In order to ensure the Company’s internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 31, 2013.

We conducted an assessment of the effectiveness of our internal controls over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework). This evaluation included review of the documentation, evaluation of the design effectiveness and testing of the operating effectiveness of controls. Our system of internal control over financial reporting is enhanced by periodic reviews by our internal auditors, written policies and procedures and a written Code of Conduct adopted by our Company’s Board of Directors, applicable to all employees of our Company. In addition, we have an internal Disclosure Committee, comprised of management from each functional area within the Company, which performs a separate review of our disclosure controls and procedures. There are inherent limitations in the effectiveness of any system of internal controls over financial reporting.

Based on our assessment, we conclude our Company’s internal control over financial reporting is effective and provides reasonable assurance that assets are safeguarded and that the financial records are reliable for preparing financial statements as of December 31, 2013.

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

February 10, 2014

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of CVS Caremark Corporation

We have audited CVS Caremark Corporation’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) (the COSO criteria). CVS Caremark Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on CVS Caremark Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, CVS Caremark Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CVS Caremark Corporation as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2013 of CVS Caremark Corporation and our report dated February 10, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 10, 2014

Consolidated Statements of Income

	Year Ended December 31,
In millions, except per share amounts	2013	2012	2011
Net revenues	$126,761	$123,120	$107,080
Cost of revenues	102,978	100,632	86,518
Gross profit	23,783	22,488	20,562
Operating expenses	15,746	15,278	14,231
Operating profit	8,037	7,210	6,331
Interest expense, net	509	557	584
Loss on early extinguishment of debt	—	348	—
Income before income tax provision	7,528	6,305	5,747
Income tax provision	2,928	2,436	2,258
Income from continuing operations	4,600	3,869	3,489
Loss from discontinued operations, net of tax	(8)	(7)	(31)
Net income	4,592	3,862	3,458
Net loss attributable to noncontrolling interest	—	2	4
Net income attributable to CVS Caremark	$4,592	$3,864	$3,462
Basic earnings per common share:
Income from continuing operations attributable to CVS Caremark	$3.78	$3.05	$2.61
Loss from discontinued operations attributable to CVS Caremark	$(0.01)	$(0.01)	$(0.02)
Net income attributable to CVS Caremark	$3.77	$3.04	$2.59
Weighted average common shares outstanding	1,217	1,271	1,338
Diluted earnings per common share:
Income from continuing operations attributable to CVS Caremark	$3.75	$3.02	$2.59
Loss from discontinued operations attributable to CVS Caremark	$(0.01)	$(0.01)	$(0.02)
Net income attributable to CVS Caremark	$3.74	$3.02	$2.57
Weighted average common shares outstanding	1,226	1,280	1,347
Dividends declared per common share	$0.90	$0.65	$0.50

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
In millions	2013	2012	2011
Net income	$4,592	$3,862	$3,458
Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax	(30)	—	—
Net cash flow hedges, net of income tax	3	3	(9)
Pension and other postretirement benefits, net of income tax	59	(12)	(20)
Total other comprehensive income (loss)	32	(9)	(29)
Comprehensive income	4,624	3,853	3,429
Comprehensive loss attributable to noncontrolling interest	—	2	4
Comprehensive income attributable to CVS Caremark	$4,624	$3,855	$3,433

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

	December 31,
In millions, except per share amounts	2013	2012
Assets:
Cash and cash equivalents	$4,089	$1,375
Short-term investments	88	5
Accounts receivable, net	8,729	6,479
Inventories	11,045	11,032
Deferred income taxes	902	693
Other current assets	472	577
Total current assets	25,325	20,161
Property and equipment, net	8,615	8,632
Goodwill	26,542	26,395
Intangible assets, net	9,529	9,753
Other assets	1,515	1,280
Total assets	$71,526	$66,221
Liabilities:
Accounts payable	$5,548	$5,070
Claims and discounts payable	4,548	3,974
Accrued expenses	4,768	4,411
Short-term debt	—	690
Current portion of long-term debt	561	5
Total current liabilities	15,425	14,150
Long-term debt	12,841	9,133
Deferred income taxes	3,901	3,784
Other long-term liabilities	1,421	1,501
Commitments and contingencies (Note 12)	—	—
Shareholders’ equity:
Preferred stock, par value $0.01: 0.1 shares authorized; none issued or outstanding	—	—
Common stock, par value $0.01: 3,200 shares authorized; 1,680 shares issued and 1,180 shares outstanding at December 31, 2013 and 1,667 shares issued and 1,231 shares
outstanding at December 31, 2012	17	17
Treasury stock, at cost: 500 shares at December 31, 2013 and 435 shares at December 31,
2012	(20,169)	(16,270)
Shares held in trust: 1 share at December 31, 2013 and 2012	(31)	(31)
Capital surplus	29,777	29,120
Retained earnings	28,493	24,998
Accumulated other comprehensive loss	(149)	(181)
Total shareholders’ equity	37,938	37,653
Total liabilities and shareholders’ equity	$71,526	$66,221

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	December 31,
In millions	2013	2012	2011
Cash flows from operating activities:
Cash receipts from customers	$114,993	$113,205	$97,688
Cash paid for inventory and prescriptions dispensed by retail network pharmacies	(91,178)	(90,032)	(75,148)
Cash paid to other suppliers and employees	(14,295)	(13,643)	(13,635)
Interest received	8	4	4
Interest paid	(534)	(581)	(647)
Income taxes paid	(3,211)	(2,282)	(2,406)
Net cash provided by operating activities	5,783	6,671	5,856
Cash flows from investing activities:
Purchases of property and equipment	(1,984)	(2,030)	(1,872)
Proceeds from sale-leaseback transactions	600	529	592
Proceeds from sale of property and equipment and other assets	54	23	4
Acquisitions (net of cash acquired) and other investments	(415)	(378)	(1,441)
Purchase of available-for-sale investments	(226)	—	(3)
Maturity of available-for-sale investments	136	—	60
Proceeds from sale of subsidiary	—	7	250
Net cash used in investing activities	(1,835)	(1,849)	(2,410)
Cash flows from financing activities:
Increase (decrease) in short-term debt	(690)	(60)	450
Proceeds from issuance of long-term debt	3,964	1,239	1,463
Repayments of long-term debt	—	(1,718)	(2,122)
Purchase of noncontrolling interest in subsidiary	—	(26)	—
Dividends paid	(1,097)	(829)	(674)
Derivative settlements	—	—	(19)
Proceeds from exercise of stock options	500	836	431
Excess tax benefits from stock-based compensation	62	28	21
Repurchase of common stock	(3,976)	(4,330)	(3,001)
Other	—	—	(9)
Net cash used in financing activities	(1,237)	(4,860)	(3,460)
Effect of exchange rate changes on cash and cash equivalents	3	—	—
Net increase (decrease) in cash and cash equivalents	2,714	(38)	(14)
Cash and cash equivalents at the beginning of the year	1,375	1,413	1,427
Cash and cash equivalents at the end of the year	$4,089	$1,375	$1,413
Reconciliation of net income to net cash provided by operating activities:
Net income	$4,592	$3,862	$3,458
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,870	1,753	1,568
Stock-based compensation	141	132	135
Loss on early extinguishment of debt	—	348	—
Gain on sale of subsidiary	—	—	(53)
Deferred income taxes and other noncash items	(86)	(111)	144
Change in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable, net	(2,210)	(387)	(748)
Inventories	12	(853)	586
Other current assets	105	3	(420)
Other assets	(135)	(99)	(49)
Accounts payable and claims and discounts payable	1,024	1,147	1,128
Accrued expenses	471	766	105
Other long-term liabilities	(1)	110	2
Net cash provided by operating activities	$5,783	$6,671	$5,856

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Shares			Dollars
	Year Ended December 31,			Year Ended December 31,
In millions	2013	2012	2011	2013	2012	2011
Common stock:
Beginning of year	1,667	1,640	1,624	$17	$16	$16
Stock options exercised and issuance of stock awards	13	27	16	—	1	—
End of year	1,680	1,667	1,640	$17	$17	$16
Treasury stock:
Beginning of year	(435)	(340)	(259)	$(16,270)	$(11,953)	$(9,030)
Purchase of treasury shares	(66)	(95)	(84)	(3,976)	(4,330)	(3,001)
Employee stock purchase plan issuances	1	1	3	77	47	78
Transfer of shares from shares held in trust	—	(1)	—	—	(34)	—
End of year	(500)	(435)	(340)	$(20,169)	$(16,270)	$(11,953)
Shares held in trust:
Beginning of year	(1)	(2)	(2)	$(31)	$(56)	$(56)
Transfer of shares to treasury stock	—	1	—	—	25	—
End of year	(1)	(1)	(2)	$(31)	$(31)	$(56)
Capital surplus:
Beginning of year				$29,120	$28,126	$27,610
Stock option activity and stock awards				588	955	495
Tax benefit on stock options and stock awards				69	28	21
Transfer of shares held in trust to treasury stock				—	9	—
Purchase of noncontrolling interest in subsidiary				—	2	—
End of year				$29,777	$29,120	$28,126
Retained earnings:
Beginning of year				$24,998	$22,052	$19,303
Adjustment to opening balance (1)				—	—	(39)
Beginning of year, as adjusted				24,998	22,052	19,264
Changes in inventory accounting principles (Note 2)				—	(89)	—
Net income attributable to CVS Caremark				4,592	3,864	3,462
Common stock dividends				(1,097)	(829)	(674)
End of year				$28,493	$24,998	$22,052
Accumulated other comprehensive loss:
Beginning of year				$(181)	$(172)	$(143)
Foreign currency translation adjustments, net of
income tax				(30)	—	—
Net cash flow hedges, net of income tax				3	3	(9)
Pension and other postretirement benefits, net of income tax				59	(12)	(20)
End of year				$(149)	$(181)	$(172)
Total shareholders’ equity				$37,938	$37,653	$38,013

(1)    See Note 1 - Significant Accounting Policies (Revenue Recognition - Retail Pharmacy Segment).

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

As a pharmacy benefits manager, the PSS manages the dispensing of pharmaceuticals through the Company’s mail order pharmacies and national network of nearly 68,000 retail pharmacies, consisting of approximately 41,000 chain pharmacies and 27,000 independent pharmacies, to eligible members in the benefits plans maintained by the Company’s clients and utilizes its information systems to perform, among other things, safety checks, drug interaction screenings and brand to generic substitutions.

The PSS’ specialty pharmacies support individuals that require complex and expensive drug therapies. The specialty pharmacy business includes mail order and retail specialty pharmacies that operate under the CVS Caremark® and CarePlus CVS/pharmacy® names.

The PSS also provides health management programs, which include integrated disease management for 17 conditions, through the Company’s Accordant® rare disease management offering.

In addition, through the Company’s SilverScript Insurance Company (“SilverScript”) subsidiary, the PSS is a national provider of drug benefits to eligible beneficiaries under the Federal Government’s Medicare Part D program.

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

The pharmacy services business operates under the CVS Caremark® Pharmacy Services, Caremark®, CVS Caremark®, CarePlus CVS/pharmacy®, RxAmerica®, Accordant®, SilverScript® and Novologix® names. As of December 31, 2013, the PSS operated 25 retail specialty pharmacy stores, 11 specialty mail order pharmacies and four mail service dispensing pharmacies located in 22 states, Puerto Rico and the District of Columbia.

Retail Pharmacy Segment (the “RPS”) - The RPS sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, photo finishing, seasonal merchandise, greeting cards and convenience foods, through the Company’s CVS/pharmacy®, Longs Drugs® and Drogaria Onofre® retail stores and online through CVS.com® and Onofre.com.br.

The RPS also provides health care services through its MinuteClinic® health care clinics. MinuteClinics are staffed by nurse practitioners and physician assistants who utilize nationally recognized protocols to diagnose and treat minor health conditions, perform health screenings, monitor chronic conditions and deliver vaccinations.

As of December 31, 2013, the retail pharmacy business included 7,660 retail drugstores (of which 7,603 operated a pharmacy) located in 43 states, the District of Columbia, Puerto Rico and Brazil operating primarily under the CVS/pharmacy and Drogaria Onofre® names, the online retail websites, CVS.com and Onofre.com.br, and 800 retail health care clinics operating under the MinuteClinic® name (of which 792 were located in CVS/pharmacy stores).

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

Notes to Consolidated Financial Statements (continued)

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

Short-term investments - The Company’s short-term investments consist of certificate of deposits with initial maturities of greater than three months when purchased. These investments, which were classified as available-for-sale within Level 1 of the fair value hierarchy, were carried at fair value, which approximated historical cost at December 31, 2013 and 2012.

Fair value of financial instruments - As of December 31, 2013, the Company’s financial instruments include cash and cash equivalents, short-term investments, accounts receivable, accounts payable and short-term debt. Due to the short-term nature of these instruments, the Company’s carrying value approximates fair value. The carrying amount and estimated fair value of total long-term debt was $13.4 billion and $14.2 billion, respectively, as of December 31, 2013. The fair value of the Company’s long-term debt was estimated based on quoted rates currently offered in active markets for the Company’s debt, which is considered Level 1 of the fair value hierarchy. The Company had outstanding letters of credit, which guaranteed foreign trade purchases, with a fair value of $3.6 million as of December 31, 2013. There were no outstanding derivative financial instruments as of December 31, 2013 and 2012.

Foreign currency translation and transactions - For local currency functional locations, assets and liabilities are translated at end-of-period rates while revenues and expenses are translated at average rates in effect during the period. Equity is translated at historical rates and the resulting cumulative translation adjustments are included as a component of accumulated other comprehensive income/(loss).

For U.S. dollar functional currency locations, foreign currency assets and liabilities are remeasured into U.S. dollars at end-of-period exchange rates, except for non-monetary balance sheet accounts, which are remeasured at historical exchange rates. Revenue and expense are remeasured at average exchange rates in effect during each period, except for those expenses related to the nonmonetary balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in income.

Gains and losses arising from foreign currency transactions and the effects of remeasurements were not material for all period presented.

Accounts receivable - Accounts receivable are stated net of an allowance for doubtful accounts. The accounts receivable balance primarily includes amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies and governmental agencies), clients and members, as well as vendors and manufacturers. Charges to bad debt are based on both historical write-offs and specifically identified receivables.

Notes to Consolidated Financial Statements (continued)

The activity in the allowance for doubtful accounts receivable for the years ended December 31 is as follows:

In millions	2013	2012	2011
Beginning balance	$243	$189	$182
Additions charged to bad debt expense	195	149	129
Write-offs charged to allowance	(182)	(95)	(122)
Ending balance	$256	$243	$189

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

The following are the components of property and equipment at December 31:

In millions	2013	2012
Land	$1,460	$1,429
Building and improvements	2,694	2,614
Fixtures and equipment	8,419	7,928
Leasehold improvements	3,320	3,105
Software	1,515	1,230
	17,408	16,306
Accumulated depreciation and amortization	(8,793)	(7,674)
Property and equipment, net	$8,615	$8,632

The gross amount of property and equipment under capital leases was $260 million and $219 million as of December 31, 2013 and 2012, respectively. Accumulated amortization of property and equipment under capital lease was $74 million and $64 million as of December 31, 2013 and 2012, respectively. Amortization of property and equipment under capital lease is included within depreciation expense. Depreciation expense totaled $1.4 billion, $1.3 billion and $1.1 billion in 2013, 2012 and 2011, respectively.

Goodwill and other indefinitely-lived assets - Goodwill and other indefinitely-lived assets are not amortized, but are subject to impairment reviews annually, or more frequently if necessary. See Note 4 for additional information on goodwill and other indefinitely-lived assets.

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

Notes to Consolidated Financial Statements (continued)

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

The following is a reconciliation of the changes in the redeemable noncontrolling interest for the years ended December 31, 2012 and 2011:

In millions	2012	2011
Beginning balance	$30	$34
Net loss attributable to noncontrolling interest	(2)	(4)
Purchase of noncontrolling interest	(26)	—
Reclassification to capital surplus in connection with purchase of
noncontrolling interest	(2)	—
Ending balance	$—	$30

Revenue Recognition

Pharmacy Services Segment - The PSS sells prescription drugs directly through its mail service dispensing pharmacies and indirectly through its retail pharmacy network. The PSS recognizes revenue from prescription drugs sold by its mail service dispensing pharmacies and under retail pharmacy network contracts where it is the principal using the gross method at the contract prices negotiated with its clients. Net revenues include: (i) the portion of the price the client pays directly to the PSS, net of any volume-related or other discounts paid back to the client (see “Drug Discounts” below), (ii) the price paid to the PSS by client plan members for mail order prescriptions (“Mail Co-Payments”) and the price paid to retail network pharmacies by client plan members for retail prescriptions (“Retail Co-Payments”), and (iii) administrative fees for retail pharmacy network contracts where the PSS is not the principal as discussed below. Sales taxes are not included in revenue.

Revenue is recognized when: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the seller’s price to the buyer is fixed or determinable, and (iv) collectability is reasonably assured. The following revenue recognition policies have been established for the PSS:

•
Revenues generated from prescription drugs sold by mail service dispensing pharmacies are recognized when the prescription is delivered. At the time of delivery, the PSS has performed substantially all of its obligations under its client contracts and does not experience a significant level of returns or reshipments.

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

Notes to Consolidated Financial Statements (continued)

Pursuant to these contracts, the PSS is contractually required to pay the third party pharmacies in its retail pharmacy network for products sold, regardless of whether the PSS is paid by its clients. The PSS’s responsibilities under its client contracts typically include validating eligibility and coverage levels, communicating the prescription price and the co-payments due to the third party retail pharmacy, identifying possible adverse drug interactions for the pharmacist to address with the prescriber prior to dispensing, suggesting generic alternatives where clinically appropriate and approving the prescription for dispensing. Although the PSS does not have credit risk with respect to Retail Co-Payments, management believes that all of the other applicable indicators of gross revenue reporting are present. For contracts under which the PSS acts as an agent, revenue is recognized using the net method.

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

Medicare Part D - The PSS, through its SilverScript Insurance Company subsidiary, participates in the Federal Government’s Medicare Part D program as a Prescription Drug Plan (“PDP”). Net revenues include insurance premiums earned by the PDP, which are determined based on the PDP’s annual bid and related contractual arrangements with the Centers for Medicare and Medicaid Services (“CMS”). The insurance premiums include a direct premium paid by CMS and a beneficiary premium, which is the responsibility of the PDP member, but is subsidized by CMS in the case of low-income members. Premiums collected in advance are initially deferred in accrued expenses and are then recognized in net revenues over the period in which members are entitled to receive benefits.

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

Retail Pharmacy Segment - The RPS recognizes revenue from the sale of merchandise (other than prescription drugs) at the time the merchandise is purchased by the retail customer. Prior to the fourth quarter of 2013, revenue from the sale of prescription drugs was recognized at the time the prescription was filled as opposed to upon delivery as required under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 605, Revenue Recognition. For substantially all prescriptions, the fill date and the delivery date occur in the same reporting period. The effect on both revenue and income of recording prescription drug sales upon fill as opposed to delivery is immaterial. During the fourth quarter of 2013, the Company began recognizing revenue from the sale of prescription drugs when the prescription is picked up by the customer. This immaterial error correction is reflected in all annual and quarterly financial statements presented. For the year ended December 31, 2012, the correction reduced net revenues and net income attributable to CVS Caremark by $13 million and $13 million. For the year ended December 31, 2011, the correction reduced net revenues by $20 million and increased net income attributable to CVS Caremark by $1 million. Diluted earnings per share from net income attributable to CVS Caremark was reduced by $0.01 for the year ended December 31, 2012. There was no impact on diluted earnings per share from net income attributable to CVS Caremark in any other annual or interim period impacted by the immaterial error correction. The adjustment increased total assets and total liabilities by $309 million and $360 million as of December 31, 2012 and decreased retained earnings by $38 million and $39 million as of December 31, 2011 and 2010, respectively.

Customer returns are not material. Revenue generated from the performance of services in the RPS’s health care clinics is recognized at the time the services are performed. Sales taxes are not included in revenue.

See Note 13 for additional information about the revenues of the Company’s business segments.

Notes to Consolidated Financial Statements (continued)

Cost of revenues

Pharmacy Services Segment - The PSS’ cost of revenues includes: (i) the cost of prescription drugs sold during the reporting period directly through its mail service dispensing pharmacies and indirectly through its retail pharmacy network, (ii) shipping and handling costs, and (iii) the operating costs of its mail service dispensing pharmacies and client service operations and related information technology support costs including depreciation and amortization. The cost of prescription drugs sold component of cost of revenues includes: (i) the cost of the prescription drugs purchased from manufacturers or distributors and shipped to members in clients’ benefit plans from the PSS’ mail service dispensing pharmacies, net of any volume-related or other discounts (see “Vendor allowances and purchase discounts” below) and (ii) the cost of prescription drugs sold (including Retail Co-Payments) through the PSS’ retail pharmacy network under contracts where it is the principal, net of any volume-related or other discounts.

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

Vendor allowances and purchase discounts

The Company accounts for vendor allowances and purchase discounts as follows:

Pharmacy Services Segment - The PSS receives purchase discounts on products purchased. The PSS’ contractual arrangements with vendors, including manufacturers, wholesalers and retail pharmacies, normally provide for the PSS to receive purchase discounts from established list prices in one, or a combination, of the following forms: (i) a direct discount at the time of purchase, (ii) a discount for the prompt payment of invoices, or (iii) when products are purchased indirectly from a manufacturer (e.g., through a wholesaler or retail pharmacy), a discount (or rebate) paid subsequent to dispensing. These rebates are recognized when prescriptions are dispensed and are generally calculated and billed to manufacturers within 30 days of the end of each completed quarter. Historically, the effect of adjustments resulting from the reconciliation of rebates recognized to the amounts billed and collected has not been material to the PSS’ results of operations. The PSS accounts for the effect of any such differences as a change in accounting estimate in the period the reconciliation is completed. The PSS also receives additional discounts under its wholesaler contracts if it exceeds contractually defined annual purchase volumes. In addition, the PSS receives fees from pharmaceutical manufacturers for administrative services. Purchase discounts and administrative service fees are recorded as a reduction of “Cost of revenues”.

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

Facility opening and closing costs - New facility opening costs, other than capital expenditures, are charged directly to expense when incurred. When the Company closes a facility, the present value of estimated unrecoverable costs, including the remaining lease obligation less estimated sublease income and the book value of abandoned property and equipment, are charged to expense. The long-term portion of the lease obligations associated with facility closings was $246 million and $288 million in 2013 and 2012, respectively.

Notes to Consolidated Financial Statements (continued)

Advertising costs - Advertising costs are expensed when the related advertising takes place. Advertising costs, net of vendor funding (included in operating expenses), were $177 million, $221 million and $211 million in 2013, 2012 and 2011, respectively.

Interest expense, net - Interest expense, net of capitalized interest, was $517 million, $561 million and $588 million, and interest income was $8 million, $4 million and $4 million in 2013, 2012 and 2011, respectively. Capitalized interest totaled $25 million, $29 million and $37 million in 2013, 2012 and 2011, respectively.

Shares held in trust - The Company maintains grantor trusts, which held approximately 1 million shares of its common stock at December 31, 2013 and 2012, respectively. These shares are designated for use under various employee compensation plans. Since the Company holds these shares, they are excluded from the computation of basic and diluted shares outstanding.

Accumulated other comprehensive loss - Accumulated other comprehensive loss consists of changes in the net actuarial gains and losses associated with pension and other postretirement benefit plans, unrealized losses on derivatives from cash flow hedges executed in previous years associated with the issuance of long-term debt, and foreign currency translation adjustments. The amount included in accumulated other comprehensive loss related to the Company’s pension and postretirement plans was $172 million pre-tax ($106 million after-tax) as of December 31, 2013 and $268 million pre-tax ($165 million after-tax) as of December 31, 2012. The net impact on cash flow hedges totaled $22 million pre-tax ($13 million after-tax) and $26 million pre-tax ($16 million after-tax) as of December 31, 2013 and 2012, respectively. Cumulative foreign currency translation adjustments at December 31, 2013 were $30 million.

Changes in accumulated other comprehensive income (loss) by component are shown below:

	Year Ended December 31, 2013(1)
In millions	Losses on Cash Flow Hedges	Pension and Other Postretirement Benefits	Foreign Currency	Total
Balance, December 31, 2012	$(16)	$(165)	$—	$(181)
Other comprehensive income (loss) before reclassifications	—	—	(30)	(30)
Amounts reclassified from accumulated other comprehensive income (2)	3	59	—	62
Net other comprehensive income (loss)	3	59	(30)	32
Balance, December 31, 2013	$(13)	$(106)	$(30)	$(149)

(1)	All amounts are net of tax.

(2)
The amounts reclassified from accumulated other comprehensive income for cash flow hedges are recorded within interest expense, net on the consolidated statement of income. The amounts reclassified from accumulated other comprehensive income for pension and other postretirement benefits are included in operating expenses on the consolidated statement of income.

Stock-based compensation - Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable requisite service period of the stock award (generally 3 to 5 years) using the straight-line method. Stock-based compensation is included in operating expenses.

Related party transactions - The Company has an equity method investment in SureScripts, LLC (“SureScripts”), which operates a clinical health information network. The Pharmacy Services and Retail Pharmacy segments utilize this clinical health information network in providing services to its client plan members and retail customers. The Company expensed fees of approximately $48 million, $32 million and $28 million in the years ended December 31, 2013, 2012 and 2011, respectively, for the use of this network.

The Company’s investment in and equity in earnings in SureScripts for all periods presented is immaterial.

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

Notes to Consolidated Financial Statements (continued)

recoverable or settled. The effect of a change in income tax rates is recognized as income or expense in the period of the change.

Earnings per common share - Basic earnings per common share is computed by dividing: (i) net earnings by (ii) the weighted average number of common shares outstanding during the year (the “Basic Shares”). Diluted earnings per common share is computed by dividing: (i) net earnings by (ii) Basic Shares plus the additional shares that would be issued assuming that all dilutive stock awards are exercised. Options to purchase 6.2 million, 5.9 million and 30.5 million shares of common stock were outstanding as of December 31, 2013, 2012 and 2011, respectively, but were not included in the calculation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

New Accounting Pronouncements

In July 2012, the FASB issued Accounting Standards Update (“ASU”) 2012-02, Testing Indefinite-Lived Intangible Assets for Impairment (“ASU 2012-02”). ASU 2012-02 allows entities to use a qualitative approach to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount and recognize an impairment loss, if any, to the extent the carrying value exceeds its fair value. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. The adoption of ASU 2012-02 did not have a material effect on the Company’s consolidated financial statements.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). ASU 2013-02 adds new disclosure requirements for items reclassified out of accumulated other comprehensive income. The additional disclosures include: (1) changes in accumulated other comprehensive income balances by component and (2) significant items reclassified out of accumulated other comprehensive income. The changes in accumulated other comprehensive income balance by component will be disaggregated to separately present reclassification adjustments and current-period other comprehensive income. Significant items reclassified out of accumulated other comprehensive income by component are required to be presented either on the face of the statement of income or as separate disclosure in the notes to the financial statements. These additional disclosures may be presented before-tax or net-of-tax as long as the income tax benefit or expense attributed to each component of other comprehensive income and reclassification adjustments is presented in the financial statement or in the notes to the financial statements. ASU 2013-02 is effective for interim and annual periods beginning after December 15, 2012 and should be applied prospectively. The adoption of ASU 2013-02 did not have a material effect on the Company’s consolidated financial statements. The expanded disclosures have been included in Note 1 to these consolidated financial statements.

2      Changes in Accounting Principle

Effective January 1, 2012, the Company changed its methods of accounting for prescription drug inventories in the RPS. Prior to 2012, the Company valued prescription drug inventories at the lower of cost or market on a first-in, first-out (“FIFO”) basis in retail pharmacies using the retail inventory method and in distribution centers using the FIFO cost method. Effective January 1, 2012, all prescription drug inventories in the RPS have been valued at the lower of cost or market using the weighted average cost method. These changes affected approximately 51% of consolidated inventories as of January 1, 2012.

These changes were made primarily to bring all of the pharmacy operations of the Company to a common inventory valuation methodology and to provide the Company with better information to manage its retail pharmacy operations. The Company believes the weighted average cost method is preferable to the retail inventory method and the FIFO cost method because it results in greater precision in the determination of cost of revenues and inventories by specific drug product and results in a consistent inventory valuation method for all of the Company’s prescription drug inventories as the PSS’s mail service and specialty pharmacies were already on the weighted average cost method. Most of these mail service and specialty pharmacies in the PSS were acquired in the Company’s 2007 acquisition of Caremark Rx, Inc.

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

Notes to Consolidated Financial Statements (continued)

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

3                 Discontinued Operations

On November 1, 2011, the Company sold its TheraCom, L.L.C. (“TheraCom”) subsidiary to AmerisourceBergen Corporation for $250 million, plus a working capital adjustment of $7 million which the Company received in March 2012. TheraCom is a provider of commercialization support services to the biotech and pharmaceutical industries. The TheraCom business had historically been part of the Company’s PSS. The results of the TheraCom business are presented as discontinued operations and have been excluded from both continuing operations and segment results for all periods presented.

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

Below is a summary of the results of discontinued operations for the years ended December 31:

In millions	2013	2012	2011
Net revenues of TheraCom	$—	$—	$650

Income from operations of TheraCom	$—	$—	$18
Gain on disposal of TheraCom	—	—	53
Loss on disposal of Linens ‘n Things	(12)	(12)	(7)
Income tax benefit (provision)	4	5	(95)
Loss from discontinued operations, net of tax	$(8)	$(7)	$(31)

4                 Goodwill and Other Intangibles

Goodwill and other indefinitely-lived assets are not amortized, but are subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate an impairment may exist.

When evaluating goodwill for potential impairment, the Company first compares the fair value of its two reporting units, the PSS and RPS, to their respective carrying amounts. The Company estimates the fair value of its reporting units using a combination of a future discounted cash flow valuation model and a comparable market transaction model. If the estimated fair value of the reporting unit is less than its carrying amount, an impairment loss calculation is prepared. The impairment loss calculation compares the implied fair value of a reporting unit’s goodwill with the carrying amount of its goodwill. If the carrying amount of the goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to the excess. During the third quarter of 2013, the Company performed its required annual goodwill impairment tests. The Company concluded there were no goodwill impairments as of the testing date. The carrying amount of goodwill was $26.5 billion and $26.4 billion as of December 31, 2013 and 2012, respectively (see Note 13 for a breakdown of goodwill by segment). During the year ended December 31, 2013, goodwill increased $12 million in PSS and $135 million in RPS for a total increase of $147 million. The increase in PSS was primarily due to an immaterial acquisition. The $135 million net increase in RPS was due to an immaterial acquisition which increased goodwill by $160 million, which was partially offset by a decrease of $25 million related to foreign currency translation adjustments.

Indefinitely-lived intangible assets are tested for impairment by comparing the estimated fair value of the asset to its carrying value. The Company estimates the fair value of its indefinitely-lived trademark using the relief from royalty method under the income approach. If the carrying value of the asset exceeds its estimated fair value, an impairment loss is recognized and the asset is written down to its estimated fair value. During the third quarter of 2013, the Company performed its annual

Notes to Consolidated Financial Statements (continued)

impairment test of the indefinitely-lived trademark and concluded there was no impairment as of the testing date. The carrying amount of its indefinitely-lived trademark was $6.4 billion as of December 31, 2013 and 2012.

The Company amortizes intangible assets with finite lives over the estimated useful lives of the respective assets, which have a weighted average useful life of 13.0 years. The weighted average useful lives of the Company’s customer contracts and relationships and covenants not to compete are 12.5 years. The weighted average lives of the Company’s favorable leases and other intangible assets are 17.1 years. Amortization expense for intangible assets totaled $494 million, $486 million and $452 million in 2013, 2012 and 2011, respectively. The anticipated annual amortization expense for these intangible assets for the next five years is $457 million in 2014, $427 million in 2015, $398 million in 2016, $375 million in 2017 and $357 million in 2018.

The following table is a summary of the Company’s intangible assets as of December 31:

	2013			2012
In millions	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark (indefinitely-lived)	$6,398	$—	$6,398	$6,398	$—	$6,398
Customer contracts and relationships and covenants not to compete	5,840	(3,083)	2,757	5,745	(2,812)	2,933
Favorable leases and other	800	(426)	374	802	(380)	422
	$13,038	$(3,509)	$9,529	$12,945	$(3,192)	$9,753

5      Share Repurchase Programs

On December 17, 2013, the Company’s Board of Directors authorized a new share repurchase program for up to $6.0 billion of outstanding common stock (the “2013 Repurchase Program”). On September 19, 2012, the Company’s Board of Directors authorized a share repurchase program for up to $6.0 billion of outstanding common stock (the “2012 Repurchase Program”). On August 23, 2011, the Company's Board of Directors authorized a share repurchase program for up to $4.0 billion of outstanding common stock (the “2011 Repurchase Program”). On June 14, 2010, our Board of Directors authorized a share repurchase program for up to $2.0 billion of outstanding common stock (the “2010 Repurchase Program”). The share repurchase authorizations, each of which was effective immediately, permitted the Company to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase transactions, and/or other derivative transactions. The 2013 and 2012 Repurchase Programs may be modified or terminated by the Board of Directors at any time. The 2011 and 2010 Repurchase Programs have been completed, as described below.

Pursuant to the authorization under the 2012 Repurchase Program, effective October 1, 2013, the Company entered into a $1.7 billion fixed dollar accelerated share repurchase (“ASR”) agreement with Barclays Bank PLC (“Barclays”). Upon payment of the $1.7 billion purchase price on October 1, 2013, the Company received a number of shares of its common stock equal to 50% of the $1.7 billion notional amount of the ASR agreement or approximately 14.9 million shares at a price of $56.88 per share. The Company received approximately 11.7 million shares of common stock on December 30, 2013 at an average price of $63.83 per share, representing the remaining 50% of the $1.7 billion notional amount of the ASR agreement and thereby concluding the agreement. The total of 26.6 million shares of common stock delivered to the Company by Barclays over the term of the October 2013 ASR agreement were placed into treasury stock.

Pursuant to the authorizations under the 2011 and 2012 Repurchase Programs, on September 19, 2012, the Company entered into a $1.2 billion fixed dollar ASR agreement with Barclays. Upon payment of the $1.2 billion purchase price on September 20, 2012, the Company received a number of shares of its common stock equal to 50% of the $1.2 billion notional amount of the ASR agreement or approximately 12.6 million shares at a price of $47.71 per share. The Company received approximately 13.0 million shares of common stock on November 16, 2012 at an average price of $46.96 per share, representing the remaining 50% of the $1.2 billion notional amount of the ASR agreement and thereby concluding the agreement. The total of 25.6 million shares of common stock delivered to the Company by Barclays over the term of the September 2012 ASR agreement were placed into treasury stock.

Pursuant to the authorization under the 2011 Repurchase Program, on August 24, 2011, the Company entered into a $1.0 billion fixed dollar ASR agreement with Barclays. The ASR agreement contained provisions that establish the minimum and maximum number of shares to be repurchased during its term. Pursuant to the ASR agreement, on August 25, 2011, the

Notes to Consolidated Financial Statements (continued)

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

Each of the ASR transactions described above were accounted for as an initial treasury stock transaction and a forward contract. The forward contract was classified as an equity instrument. The initial repurchase of the shares and delivery of the remainder of the shares to conclude each ASR, resulted in an immediate reduction of the outstanding shares used to calculate the weighted average common shares outstanding for basic and diluted net income per share.

During the year ended December 31, 2013, the Company repurchased an aggregate of 66.2 million shares of common stock for approximately $4.0 billion under the 2012 Repurchase Program, which includes shares received from the October 2013 ASR agreement described above. As of December 31, 2013, there remained an aggregate of approximately $6.7 billion available for future repurchases under the 2013 and 2012 Repurchase Programs.

During the year ended December 31, 2012, the Company repurchased an aggregate of 95.0 million shares of common stock for approximately $4.3 billion under the 2012 and 2011 Repurchase Programs, which includes shares received from the September 2012 ASR agreement described above. As of December 31, 2012, the 2011 Repurchase Program was complete.

During the year ended December 31, 2011, the Company repurchased an aggregate of 56.4 million shares of common stock for approximately $2.0 billion, completing the 2010 Repurchase Program.

Notes to Consolidated Financial Statements (continued)

6    Borrowing and Credit Agreements

The following table is a summary of the Company’s borrowings as of December 31:

In millions	2013	2012
Commercial paper	$—	$690
4.875% senior notes due 2014	550	550
3.25% senior notes due 2015	550	550
1.2% senior notes due 2016	750	—
6.125% senior notes due 2016	421	421
5.75% senior notes due 2017	1,310	1,310
2.25% senior notes due 2018	1,250	—
6.6% senior notes due 2019	394	394
4.75% senior notes due 2020	450	450
4.125% senior notes due 2021	550	550
2.75% senior notes due 2022	1,250	1,250
4.0% senior notes due 2023	1,250	—
6.25% senior notes due 2027	1,000	1,000
6.125% senior notes due 2039	1,500	1,500
5.75% senior notes due 2041	950	950
5.3% senior notes due 2043	750	—
Enhanced Capital Advantage Preferred Securities due 2062(1)	41	41
Deferred acquisition payables due 2015-2017(2)	42	—
Mortgage notes payable	4	1
Capital lease obligations	390	171
	13,402	9,828
Less:
Short-term debt (commercial paper)	—	(690)
Current portion of long-term debt	(561)	(5)
	$12,841	$9,133

(1)
The Enhanced Capital Advantage Preferred Securities (“ECAPS”) had a stated rate of interest of 6.302% through June 1, 2012, at which time the rate converted to a variable rate which was 2.3% and 2.6% at December 31, 2013 and 2012.

(2)	Deferred acquisition payables are denominated in Brazilian real and bear interest at the Brazilian interbank deposit certificate rate which was 9.77% at December 31, 2013.

The Company had no commercial paper outstanding as of December 31, 2013. In connection with its commercial paper program, the Company maintains a $1.25 billion, four-year unsecured back-up credit facility, which expires on May 23, 2016, a $1.25 billion, five-year unsecured back-up credit facility, which expires on February 17, 2017, and a $1.0 billion, five-year unsecured back-up credit facility, which expires on May 23, 2018. The credit facilities allow for borrowings at various rates that are dependent, in part, on the Company’s public debt ratings and require the Company to pay a weighted average quarterly facility fee of approximately 0.03%, regardless of usage. As of December 31, 2013, there were no borrowings outstanding under the back-up credit facilities. The weighted average interest rate for short-term debt was 0.27% as of December 31, 2013 and 0.35% as of December 31, 2012.

On December 2, 2013, the Company issued $750 million of 1.2% unsecured senior notes due December 5, 2016; $1.25 billion of 2.25% unsecured senior notes due December 5, 2018; $1.25 billion of 4.0% unsecured senior notes due December 5, 2023; and $750 million of 5.3% unsecured senior notes due December 5, 2043 (the “2013 Notes”) for total proceeds of approximately $4.0 billion, net of discounts and underwriting fees. The 2013 Notes pay interest semi-annually and may be redeemed, in whole at any time, or in part from time to time, at the Company’s option at a defined redemption price plus accrued and unpaid interest to the redemption date. The net proceeds of the 2013 Notes were used to repay commercial paper outstanding at the time of issuance and to fund the acquisition of Coram LLC in January 2014 (See Note 15). The remainder will be used for general corporate purposes.

Notes to Consolidated Financial Statements (continued)

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

In December 2011 and July 2012, the Company repurchased $958 million and $1 million of the principal amount of its ECAPS at par. The fees and write-off of deferred issuance costs associated with the early extinguishment of the ECAPS were de minimis. The remaining $41 million of outstanding ECAPS at December 31, 2013 are due in 2062. The ECAPS pay interest semi-annually and may be redeemed at any time, in whole or in part at a defined redemption price plus accrued interest.

The credit facilities, back-up credit facilities, unsecured senior notes and ECAPS contain customary restrictive financial and operating covenants. The covenants do not materially affect the Company’s financial or operating flexibility.

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2013 are $561 million in 2014, $576 million in 2015, $1.2 billion in 2016, $1.3 billion in 2017 and $1.3 billion in 2018.

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

The following table is a summary of the Company’s net rental expense for operating leases for the years ended December 31:

In millions	2013	2012	2011
Minimum rentals	$2,210	$2,165	$2,087
Contingent rentals	41	48	49
	2,251	2,213	2,136
Less: sublease income	(21)	(20)	(19)
	$2,230	$2,193	$2,117

Notes to Consolidated Financial Statements (continued)

The following table is a summary of the future minimum lease payments under capital and operating leases as of December 31, 2013:

In millions	Capital Leases	Operating Leases(1)
2014	$46	$2,175
2015	46	2,129
2016	47	2,055
2017	47	1,964
2018	47	1,853
Thereafter	556	16,914
Total future lease payments	789	$27,090
Less: imputed interest	(399)
Present value of capital lease obligations	$390

(1)	Future operating lease payments have not been reduced by minimum sublease rentals of $224 million due in the future under noncancelable subleases.

The Company finances a portion of its store development program through sale-leaseback transactions. The properties are generally sold at net book value, which generally approximates fair value, and the resulting leases generally qualify and are accounted for as operating leases. The operating leases that resulted from these transactions are included in the above table. The Company does not have any retained or contingent interests in the stores and does not provide any guarantees, other than a guarantee of lease payments, in connection with the sale-leaseback transactions. Proceeds from sale-leaseback transactions totaled $600 million in 2013, $529 million in 2012 and $592 million in 2011.

8                 Medicare Part D

The Company offers Medicare Part D benefits through SilverScript, which has contracted with CMS to be a PDP and, pursuant to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (“MMA”), must be a risk-bearing entity regulated under state insurance laws or similar statutes.

SilverScript is a licensed domestic insurance company under the applicable laws and regulations. Pursuant to these laws and regulations, SilverScript must file quarterly and annual reports with the National Association of Insurance Commissioners (“NAIC”) and certain state regulators, must maintain certain minimum amounts of capital and surplus under a formula established by the NAIC and must, in certain circumstances, request and receive the approval of certain state regulators before making dividend payments or other capital distributions to the Company. The Company does not believe these limitations on dividends and distributions materially impact its financial position.

The Company has recorded estimates of various assets and liabilities arising from its participation in the Medicare Part D program based on information in its claims management and enrollment systems. Significant estimates arising from its participation in this program include: (i) estimates of low-income cost subsidy, reinsurance amounts, and coverage gap discount amounts ultimately payable to or receivable from CMS based on a detailed claims reconciliation that will occur in the following year; (ii) an estimate of amounts receivable from or payable to CMS under a risk-sharing feature of the Medicare Part D program design, referred to as the risk corridor and (iii) estimates for claims that have been reported and are in the process of being paid or contested and for our estimate of claims that have been incurred but have not yet been reported.

As of December 31, 2013 and 2012, amounts due from CMS included in accounts receivable were $2.4 billion and $0.7 billion, respectively.

9                   Pension Plans and Other Postretirement Benefits

Defined Contribution Plans

The Company sponsors voluntary 401(k) savings plans that cover substantially all employees who meet plan eligibility requirements. The Company makes matching contributions consistent with the provisions of the plans.

Notes to Consolidated Financial Statements (continued)

At the participant’s option, account balances, including the Company’s matching contribution, can be moved without restriction among various investment options. including the Company’s common stock fund under one of the defined contribution plans. The Company also maintains a nonqualified, unfunded Deferred Compensation Plan for certain key employees. This plan provides participants the opportunity to defer portions of their eligible compensation and receive matching contributions equivalent to what they could have received under the CVS Caremark 401(k) Plan absent certain restrictions and limitations under the Internal Revenue Code. The Company’s contributions under the above defined contribution plans were $235 million, $199 million and $187 million in 2013, 2012 and 2011, respectively.

Other Postretirement Benefits

The Company provides postretirement health care and life insurance benefits to certain retirees who meet eligibility requirements. The Company’s funding policy is generally to pay covered expenses as they are incurred. For retiree medical plan accounting, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. As of December 31, 2013 and 2012, the Company’s other postretirement benefits have an accumulated postretirement benefit obligation of $27 million and $16 million, respectively. Net periodic benefit costs related to these other postretirement benefits were approximately $11 million in 2013 and $1 million in 2012 and 2011. The net periodic benefit costs for 2013 include a settlement loss of $8 million.

Pursuant to various labor agreements, the Company also contributes to multiemployer health and welfare plans that cover certain union-represented employees. The plans provide postretirement health care and life insurance benefits to certain employees who meet eligibility requirements. Total Company contributions to multiemployer health and welfare plans were $55 million, $50 million and $47 million in 2013, 2012 and 2011, respectively.

Pension Plans

During the year ended December 31, 2013, the Company sponsored ten defined benefit pension plans. Four of the plans are tax-qualified plans that are funded based on actuarial calculations and applicable federal laws and regulations. The other six plans are unfunded nonqualified supplemental retirement plans. Most of the plans were frozen in prior periods. During the years ended December 31, 2012 and 2011, the Company had a total of nine defined benefit pension plans.

As of December 31, 2013, the Company’s pension plans had a projected benefit obligation of $694 million and plan assets of $568 million. As of December 31, 2012, the Company’s pension plans had a projected benefit obligation of $758 million and plan assets of $527 million. Actual return on plan assets was $49 million and $62 million in 2013 and 2012, respectively. Net periodic pension costs related to these pension plans were $19 million, $31 million and $49 million in 2013, 2012 and 2011, respectively. The net periodic pension costs for 2012 include a curtailment loss of $2 million. The net periodic pension costs for 2011 include a settlement loss of $25 million due to the impact of lump sum payouts.

The discount rate is determined by examining the current yields observed on the measurement date of fixed-interest, high quality investments expected to be available during the period to maturity of the related benefits on a plan by plan basis. The discount rate for the plans was 4.75% in 2013 and 4.0% in 2012. The expected long-term rate of return on plan assets is determined by using the plan’s target allocation and historical returns for each asset class on a plan by plan basis. The expected long-term rate of return for all plans was 7.25% in 2013, 2012 and 2011.

Historically, the Company used an investment strategy which emphasized equities in order to produce higher expected returns, and in the long run, lower expected expense and cash contribution requirements. The qualified pension plan asset allocation targets were 50% equity and 50% fixed income for 2012 and 2011. Beginning in 2013, the Company changed its investment strategy to be liability management driven. The qualified pension plan asset allocation targets in 2013 were revised to hold more fixed income investments based on the change in the investment strategy. Investment allocations for the four qualified defined benefit plans range from 60% to 85% in fixed income and 15% to 40% in equities as of December 31, 2013.

As of December 31, 2013, the Company’s qualified defined benefit pension plan assets consisted of 23% equity, 76% fixed income and 1% money market securities of which 17% were classified as Level 1 and 83% as Level 2 in the fair value hierarchy. The Company’s qualified defined benefit pension plan assets as of December 31, 2012 consisted of 50% equity, 48% fixed income and 2% money market securities of which 84% were classified as Level 1 and 16% as Level 2 in the fair value hierarchy.

The Company contributed $33 million, $36 million and $92 million to the pension plans during 2013, 2012 and 2011, respectively. The Company plans to make approximately $41 million in contributions to the pension plans during 2014.

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

None of the multiemployer pension plans in which the Company participates are individually significant to the Company. Total Company contributions to multiemployer pension plans were $13 million, $12 million and $11 million in 2013, 2012 and 2011, respectively.

10          Stock Incentive Plans

Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable requisite service period of the stock award (generally three to five years) using the straight-line method. Stock-based compensation costs are included in selling, general and administrative expenses.

Compensation expense related to stock options, which includes the 2007 Employee Stock Purchase Plan (the “2007 ESPP”) totaled $100 million, $102 million and $112 million for 2013, 2012 and 2011, respectively. The recognized tax benefit was $32 million, $33 million and $38 million for 2013, 2012 and 2011, respectively. Compensation expense related to restricted stock awards totaled $41 million, $30 million and $21 million for 2013, 2012 and 2011, respectively.

The 2007 ESPP provides for the purchase of up to 15 million shares of common stock. In March 2013, the Board of Directors approved an amendment to the 2007 ESPP to provide an additional 15 million shares of common stock for issuance. Under the 2007 ESPP, eligible employees may purchase common stock at the end of each six month offering period at a purchase price equal to 85% of the lower of the fair market value on the first day or the last day of the offering period. During 2013, approximately 2 million shares of common stock were purchased under the provisions of the 2007 ESPP at an average price of $41.44 per share. As of December 31, 2013, approximately 17 million shares of common stock were available for issuance under the 2007 ESPP.

The fair value of stock-based compensation associated with the 2007 ESPP is estimated on the date of grant (the first day of the six month offering period) using the Black-Scholes Option Pricing Model.

The following table is a summary of the assumptions used to value the ESPP awards for each of the respective periods:

	2013	2012	2011
Dividend yield(1)	0.86%	0.73%	0.69%
Expected volatility(2)	16.94%	22.88%	20.42%
Risk-free interest rate(3)	0.10%	0.10%	0.15%
Expected life (in years)(4)	0.5	0.5	0.5
Weighted-average grant date fair value	$10.08	$9.22	$7.21

(1)	The dividend yield is calculated based on semi-annual dividends paid and the fair market value of the Company’s stock at the grant date.

(2)	The expected volatility is based on the historical volatility of the Company’s daily stock market prices over the previous six month period.

(3)	The risk-free interest rate is based on the Treasury constant maturity interest rate whose term is consistent with the expected term of ESPP options (i.e., 6 months).

(4)	The expected life is based on the semi-annual purchase period.

In May 2010, the Company’s Board of Directors adopted and the shareholders approved the 2010 Incentive Compensation Plan (the “2010 ICP”). The terms of the 2010 ICP provide for grants of annual incentive and long-term performance awards to executive officers and other officers and employees of the Company or any subsidiary of the Company. Payment of such annual incentive and long-term performance awards will be in cash, stock, other awards or other property, at the discretion of the Management Planning and Development Committee of the Company’s Board of Directors. The 2010 ICP allows for a maximum of 74 million shares to be reserved and available for grants. The 2010 ICP is the only compensation plan under which the Company grants stock options, restricted stock and other stock-based awards to its employees, with the exception of the Company’s 2007 ESPP. In November 2012, the Company’s Board of Director’s approved an amendment to the 2010 ICP to

Notes to Consolidated Financial Statements (continued)

eliminate the share recycling provision of the 2010 ICP. As of December 31, 2013, there were approximately 38 million shares available for future grants under the 2010 ICP.

The Company’s restricted awards are considered non-vested share awards and require no payment from the employee. Compensation cost is recorded based on the market price on the grant date and is recognized on a straight-line basis over the requisite service period. The Company granted 1,715,000, 1,811,000 and 1,121,000 restricted stock units with a weighted average fair value of $54.30, $44.80 and $34.84 in 2013, 2012 and 2011, respectively. As of December 31, 2013, there was $89 million of total unrecognized compensation cost related to the restricted stock units that are expected to vest. These costs are expected to be recognized over a weighted-average period of 2.1 years. The total fair value of restricted shares vested during 2013, 2012 and 2011 was $41 million, $81 million and $33 million, respectively.

The following table is a summary of the restricted stock unit and restricted share award activity for the year ended December 31, 2013.

Units in thousands	Units	Weighted Average Grant Date Fair Value
Nonvested at beginning of year	2,350	$33.32
Granted	1,715	54.30
Vested	(802)	54.58
Forfeited	(242)	46.17
Nonvested at end of year	3,021	$38.56

All grants under the 2010 ICP are awarded at fair market value on the date of grant. The fair value of stock options is estimated using the Black-Scholes Option Pricing Model and stock-based compensation is recognized on a straight-line basis over the requisite service period. Options granted through 2010 generally become exercisable over a three-year period from the grant date. Beginning in 2011, options granted generally become exercisable over a four-year period from the grant date. Options generally expire seven years after the grant date.

Excess tax benefits of $62 million, $28 million and $21 million were included in financing activities in the accompanying consolidated statements of cash flow during 2013, 2012 and 2011, respectively. Cash received from stock options exercised, which includes the 2007 ESPP, totaled $500 million, $836 million and $431 million during 2013, 2012 and 2011, respectively. The total intrinsic value of options exercised was $282 million, $321 million and $161 million in 2013, 2012 and 2011, respectively. The total fair value of options vested during 2013, 2012 and 2011 was $329 million, $386 million and $452 million, respectively.

The fair value of each stock option is estimated using the Black-Scholes option pricing model based on the following assumptions at the time of grant:

	2013	2012	2011
Dividend yield(1)	1.65%	1.44%	1.43%
Expected volatility(2)	30.96%	32.49%	32.62%
Risk-free interest rate(3)	0.73%	0.84%	1.81%
Expected life (in years)(4)	4.7	4.7	4.7
Weighted-average grant date fair value	$12.50	$11.12	$9.19

(1)	The dividend yield is based on annual dividends paid and the fair market value of the Company’s stock at the grant date.

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

As of December 31, 2013, unrecognized compensation expense related to unvested options totaled $170 million, which the Company expects to be recognized over a weighted-average period of 2.1 years. After considering anticipated forfeitures, the Company expects approximately 19 million of the unvested options to vest over the requisite service period.

Notes to Consolidated Financial Statements (continued)

The following table is a summary of the Company’s stock option activity for the year ended December 31, 2013:

Shares in thousands	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2012	40,929	$36.57	4.34	$482,249,000
Granted	8,556	$54.60	—	—
Exercised	(12,568)	$35.04	—	—
Forfeited	(1,619)	$41.87	—	—
Expired	(560)	$31.18	—	—
Outstanding at December 31, 2013	34,738	$41.40	4.39	$1,047,976,191
Exercisable at December 31, 2013	14,573	$35.21	2.95	$529,832,395
Vested and expected to vest at December 31, 2013	33,601	$41.17	4.34	$1,021,486,782

11                   Income Taxes

The income tax provision for continuing operations consisted of the following for the respective years:

In millions	2013	2012	2011
Current:
Federal	$2,623	$2,226	$1,807
State	437	410	338
	3,060	2,636	2,145
Deferred:
Federal	(115)	(182)	101
State	(17)	(18)	12
	(132)	(200)	113
Total	$2,928	$2,436	$2,258

The following table is a reconciliation of the statutory income tax rate to the Company’s effective income tax rate for continuing operations for the respective years:

	2013	2012	2011
Statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	4.0	3.9	3.9
Other	(0.1)	(0.3)	0.4
Effective income tax rate	38.9%	38.6%	39.3%

Notes to Consolidated Financial Statements (continued)

The following table is a summary of the significant components of the Company’s deferred tax assets and liabilities as of December 31:

In millions	2013	2012
Deferred tax assets:
Lease and rents	$344	$336
Inventories	—	141
Employee benefits	213	202
Allowance for doubtful accounts	79	137
Retirement benefits	172	115
Net operating losses	10	5
Depreciation	192	—
Other	598	430
Valuation allowance	(3)	—
Total deferred tax assets	1,605	1,366
Deferred tax liabilities:
Inventories	(69)	—
Depreciation and amortization	(4,512)	(4,457)
Total deferred tax liabilities	(4,581)	(4,457)
Net deferred tax liabilities	$(2,976)	$(3,091)

Net deferred tax assets (liabilities) are presented on the consolidated balance sheets as follows:

In millions	2013	2012
Deferred tax assets—current	$902	$693
Deferred tax assets—noncurrent (included in other assets)	23	—
Deferred tax liabilities—noncurrent	(3,901)	(3,784)
Net deferred tax liabilities	$(2,976)	$(3,091)

The Company believes it is more likely than not the deferred tax assets will be realized during future periods.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In millions	2013	2012	2011
Beginning balance	$80	$38	$35
Additions based on tax positions related to the current year	19	15	3
Additions based on tax positions related to prior years	37	42	13
Reductions for tax positions of prior years	(1)	(2)	—
Expiration of statutes of limitation	(17)	(12)	(7)
Settlements	(1)	(1)	(6)
Ending balance	$117	$80	$38

The Company and most of its subsidiaries are subject to U.S. federal income tax as well as income tax of numerous state and local jurisdictions. The Internal Revenue Service (“IRS”) is currently examining the Company's 2012 and 2013 consolidated U.S. federal income tax returns under its Compliance Assurance Process (“CAP”) program. The CAP program is a voluntary program under which participating taxpayers work collaboratively with the IRS to identify and resolve potential tax issues through open, cooperative and transparent interaction prior to the filing of their federal income tax return.

The Company and its subsidiaries are also currently under income tax examinations by a number of state and local tax authorities. As of December 31, 2013, no examination has resulted in any proposed adjustments that would result in a material change to the Company's results of operations, financial condition or liquidity.

Notes to Consolidated Financial Statements (continued)

Substantially all material state and local income tax matters have been concluded for fiscal years through 2008. The Company and its subsidiaries anticipate that a number of state and local income tax examinations will be concluded and statutes of limitation for open years will expire over the next twelve months, which may result in the utilization or reduction of the Company’s reserve for uncertain tax positions of up to approximately $13 million.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. During the years ended December 31, 2013, 2012 and 2011, the Company recognized interest of approximately $4 million, $4 million and $2 million, respectively. The Company had approximately $10 million accrued for interest and penalties as of December 31, 2013 and 2012.

There are no material uncertain tax positions as of December 31, 2013 the ultimate deductibility of which is highly certain but for which there is uncertainty about the timing of such deductibility. If present, such items would impact deferred tax accounting, not the annual effective income tax rate, and would accelerate the payment of cash to the taxing authority to a period earlier than expected.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate is approximately $95 million, after considering the federal benefit of state income taxes.

12                   Commitments and Contingencies

Lease Guarantees

Between 1991 and 1997, the Company sold or spun off a number of subsidiaries, including Bob’s Stores, Linens ‘n Things, Marshalls, Kay-Bee Toys, Wilsons, This End Up and Footstar. In many cases, when a former subsidiary leased a store, the Company provided a guarantee of the store’s lease obligations. When the subsidiaries were disposed of, the Company’s guarantees remained in place, although each initial purchaser has agreed to indemnify the Company for any lease obligations the Company was required to satisfy. If any of the purchasers or any of the former subsidiaries were to become insolvent and failed to make the required payments under a store lease, the Company could be required to satisfy these obligations.

As of December 31, 2013, the Company guaranteed approximately 73 such store leases (excluding the lease guarantees related to Linens ‘n Things, which are discussed in Note 3), with the maximum remaining lease term extending through 2026. Management believes the ultimate disposition of any of the remaining guarantees will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or future cash flows.

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

The Company's contingencies are subject to significant uncertainties, including, among other factors: (i) the procedural status of pending matters; (ii) whether class action status is sought and certified; (iii) whether asserted claims or allegations will survive dispositive motion practice; (iv) the extent of potential damages, fines or penalties, which are often unspecified or indeterminate; (v) the impact of discovery on the legal process; (vi) whether novel or unsettled legal theories are at issue; (vii) the settlement posture of the parties, and/or (viii) in the case of certain government agency investigations, whether a sealed qui tam lawsuit (“whistleblower” action) has been filed and whether the government agency makes a decision to intervene in the lawsuit following investigation.

Except as otherwise noted, the Company cannot predict with certainty the timing or outcome of the legal matters described below, and is unable to reasonably estimate a possible loss or range of possible loss in excess of amounts already accrued for these matters.

•
Caremark (the term “Caremark” being used herein to generally refer to any one or more pharmacy benefit management subsidiaries of the Company, as applicable) was a defendant in a qui tam lawsuit initially filed by a

Notes to Consolidated Financial Statements (continued)

relator on behalf of various state and federal government agencies in Texas federal court in 1999. The case was unsealed in May 2005. The case sought monetary damages and alleged that Caremark’s processing of Medicaid and certain other government claims on behalf of its clients (which allegedly resulted in underpayments from our clients to the applicable government agencies) on one of Caremark’s adjudication platforms violated applicable federal or state false claims acts and fraud statutes. The United States and the States of Texas, Tennessee, Florida, Arkansas, Louisiana and California intervened in the lawsuit, but Tennessee and Florida withdrew from the lawsuit in August 2006 and May 2007, respectively. Thereafter, in 2008, the Company prevailed on several motions for partial summary judgment and, following an appellate ruling from the Fifth Circuit Court of Appeals in 2011 which affirmed in part and reversed in part these prior rulings, the claims asserted in the case against Caremark were substantially narrowed. In December 2013, this case was dismissed following a settlement between the Company and the plaintiffs.

In a related matter, in December 2007, the Company received a document subpoena from the Office of Inspector General (“OIG”) within the U.S. Department of Health and Human Services (“HHS”), requesting information relating to the processing of Medicaid and other government agency claims on a different adjudication platform of Caremark. The Company has provided documents and other information in response to this request for information. The Company has been conducting discussions with the United States Department of Justice (“DOJ”) and the OIG regarding a possible settlement of this matter.

•
Caremark was named in a putative class action lawsuit filed in October 2003 in Alabama state court by John Lauriello, purportedly on behalf of participants in the 1999 settlement of various securities class action and derivative lawsuits against Caremark and others. Other defendants include insurance companies that provided coverage to Caremark with respect to the settled lawsuits. The Lauriello lawsuit seeks approximately $3.2 billion in compensatory damages plus other non-specified damages based on allegations that the amount of insurance coverage available for the settled lawsuits was misrepresented and suppressed. A similar lawsuit was filed in November 2003 by Frank McArthur, also in Alabama state court, naming as defendants Caremark, several insurance companies, attorneys and law firms involved in the 1999 settlement. This lawsuit was stayed as a later-filed class action, but McArthur was subsequently allowed to intervene in the Lauriello action. Following the close of class discovery, the trial court entered an Order on August 15, 2012 that granted the plaintiffs’ motion to certify a class pursuant to Alabama Rule of civil Procedures 23(b)(3) but denied their request that the class also be certified pursuant to Rule 23(b)(1). In addition, the August 15, 2012 Order appointed class representatives and class counsel. The defendants' appeal and plaintiffs' cross-appeal are pending before the Alabama Supreme Court. The proceedings in the trial court are stayed by statute pending a decision on the appeal and cross-appeal by the Alabama Supreme Court.

•
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

In August 2006, the Bellevue case and the North Jackson Pharmacy case were both transferred to Pennsylvania federal court by the Judicial Panel on Multidistrict Litigation for coordinated and consolidated proceedings with other cases before the panel, including cases against other PBMs. Caremark appealed the decision which vacated an order compelling arbitration and staying the proceedings in the Bellevue case and, following the appeal, the Court of Appeals reinstated the order compelling arbitration of the Bellevue case. Following remand, plaintiffs in the Bellevue case sought dismissal of their complaint to permit an immediate appeal of the reinstated order compelling arbitration and pursued an appeal to the Third Circuit Court of Appeals. In November 2012, the Third Circuit Court reversed the district court ruling and directed the parties to proceed in federal court. Motions for class certification in the coordinated cases within the multidistrict litigation, including the North Jackson Pharmacy case, remain pending, and the court has permitted certain additional class discovery and briefing. The consolidated action is now known as the In Re Pharmacy Benefit Managers Antitrust Litigation.

Notes to Consolidated Financial Statements (continued)

•
In November 2009, a securities class action lawsuit was filed in the United States District Court for the District of Rhode Island purportedly on behalf of purchasers of CVS Caremark Corporation stock between May 5, 2009 and November 4, 2009. Plaintiffs subsequently amended the lawsuit to allege a class period beginning October 30, 2008. The lawsuit names the Company and certain officers as defendants and includes allegations of securities fraud relating to public disclosures made by the Company concerning the PBM business and allegations of insider trading. In addition, a shareholder derivative lawsuit was filed in December 2009 in the same court against the directors and certain officers of the Company. This lawsuit, which was stayed pending developments in the related securities class action, includes allegations of, among other things, securities fraud, insider trading and breach of fiduciary duties and further alleges that the Company was damaged by the purchase of stock at allegedly inflated prices under its share repurchase program. In January 2011, both lawsuits were transferred to the United States District Court for the District of New Hampshire. In June 2012, the court granted the Company’s motion to dismiss the securities class action. The plaintiffs subsequently appealed the court’s ruling on the motion to dismiss. In May 2013, the First Circuit Court of Appeals vacated the prior ruling and remanded the case to the district court for further proceedings. In December 2013, the district court denied the Company’s renewed motion to dismiss the lawsuit. The derivative lawsuit will remain stayed until the Company answers the securities class action complaint.

•
In March 2010, the Company learned that various State Attorneys General offices and certain other government agencies were conducting a multi-state investigation of certain of the Company’s business practices similar to those being investigated at that time by the U.S. Federal Trade Commission (“FTC”). Twenty-eight states, the District of Columbia and the County of Los Angeles are known to be participating in this investigation. The prior FTC investigation, which commenced in August 2009, was officially concluded in May 2012 when the consent order entered into between the FTC and the Company became final. The Company has cooperated in the multi-state investigation.

•
In March 2010, the Company received a subpoena from the OIG requesting information about programs under which the Company has offered customers remuneration conditioned upon the transfer of prescriptions for drugs or medications to the Company’s pharmacies in the form of gift cards, cash, non-prescription merchandise or discounts or coupons for non-prescription merchandise. The subpoena relates to an investigation of possible false or otherwise improper claims for payment under the Medicare and Medicaid programs. The Company has provided documents and other information in response to this request for information.

•
The Company received a subpoena from the U.S. Securities and Exchange Commission (“SEC”) in February 2011 and subsequently received additional subpoenas and other requests for information. The SEC's requests related to, among other things, public disclosures made by the Company during 2009, transactions in the Company’s securities by certain officers and employees of the Company during 2009 and the purchase accounting for the Longs Drug Stores acquisition. The Company has provided the documents and other information requested by the SEC and has been cooperating with the SEC in this investigation. The Company has reached an agreement in principle with the staff of the Boston Regional Office of the SEC to settle certain allegations that, during the third and fourth quarters of 2009, the Company violated certain provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934, including certain anti-fraud provisions of those statutes. The agreement in principle will be entered into by the Company on a “no admit or deny” basis, and the Company will not be restating its financial statements for any reporting period. The Company has agreed to pay a $20 million civil penalty when the settlement is finalized, and this amount has been fully reserved in the Company’s financial statements. The Company will continue to cooperate with the SEC to document the settlement terms, and the settlement remains subject to approval by the Commission and federal court as required.

•
In January 2012, the United States District Court for the Eastern District of Pennsylvania unsealed a first amended qui tam complaint filed in August 2011 by an individual relator, who is described in the complaint as having once been employed by a firm providing pharmacy prescription benefit audit and recovery services. The complaint seeks monetary damages and alleges that Caremark's processing of Medicare claims on behalf of one of its clients violated the federal false claims act. The United States, acting through the U.S. Attorney's Office in Philadelphia, Pennsylvania, declined to intervene in the lawsuit. Caremark filed a motion to dismiss the amended complaint and the DOJ filed a Statement of Interest with regard to Caremark's motion to dismiss. In December 2012, the court denied Caremark's motion to dismiss the amended complaint.

•
In January 2012, the Company received a subpoena from the OIG requesting information about its Health Savings Pass program, a prescription drug discount program for uninsured or underinsured individuals, in connection with an investigation of possible false or otherwise improper claims for payment involving HHS programs. In February 2012, the Company also received a civil investigative demand from the Office of the Attorney General of the State of Texas

Notes to Consolidated Financial Statements (continued)

requesting a copy of information produced under this OIG subpoena and other information related to prescription drug claims submitted by the Company's pharmacies to Texas Medicaid for reimbursement. The Company is providing documents and other information in response to these requests for information.

•
A purported shareholder derivative action was filed on behalf of nominal defendant CVS Caremark Corporation against certain of the Company’s officers and members of its Board of Directors. The action, which alleged a single claim for breach of fiduciary duty relating to the Company's alleged failure to properly implement internal regulatory controls to comply with the Controlled Substances Act and the Combat Methamphetamine Epidemic Act, was originally filed in June 2012. In addition, an amended complaint was filed in November 2012 and a Supplemental Complaint was filed in April 2013. In October 2013, the court granted the Company's motion to dismiss and entered judgment dismissing the action, without prejudice. Following dismissal of the action, the same purported shareholder sent a letter to the Company's Board of Directors demanding that the Board investigate her allegations and pursue legal action against certain directors and officers of the Company. A committee of the Board of Directors is conducting a review and intends to respond to the letter as appropriate.

•
In November 2012, the Company received a subpoena from the OIG requesting information concerning automatic refill programs used by pharmacies to refill prescriptions for customers. The Company has been cooperating and providing documents and other information in response to this request for information.

The Company is also a party to other legal proceedings, inquiries and audits arising in the normal course of its business, none of which is expected to be material to the Company. The Company can give no assurance, however, that its business, financial condition and results of operations will not be materially adversely affected, or that the Company will not be required to materially change its business practices, based on: (i) future enactment of new health care or other laws or regulations; (ii) the interpretation or application of existing laws or regulations as they may relate to the Company's business, the pharmacy services, retail pharmacy or retail clinic industries or to the health care industry generally; (iii) pending or future federal or state governmental investigations of the Company’s business or the pharmacy services, retail pharmacy or retail clinic industry or of the health care industry generally; (iv) institution of government enforcement actions against the Company; (v) adverse developments in any pending qui tam lawsuit against the Company, whether sealed or unsealed, or in any future qui tam lawsuit that may be filed against the Company; or (vi) adverse developments in other pending or future legal proceedings against the Company or affecting the pharmacy services, retail pharmacy or retail clinic industry or the health care industry generally.

13 Segment Reporting

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

Notes to Consolidated Financial Statements (continued)

The following table is a reconciliation of the Company’s business segments to the consolidated financial statements:

In millions	Pharmacy Services Segment(1)(2)	Retail Pharmacy Segment(2)	Corporate Segment	Intersegment Eliminations(2)	Consolidated Totals
2013:
Net revenues	$76,208	$65,618	$—	$(15,065)	$126,761
Gross profit	4,237	20,112	—	(566)	23,783
Operating profit	3,086	6,268	(751)	(566)	8,037
Depreciation and amortization	560	1,217	93	—	1,870
Total assets	38,343	30,191	4,420	(1,428)	71,526
Goodwill	19,658	6,884	—	—	26,542
Additions to property and equipment	313	1,610	61	—	1,984
2012:
Net revenues	$73,444	$63,641	$—	$(13,965)	$123,120
Gross profit	3,808	19,091	—	(411)	22,488
Operating profit	2,679	5,636	(694)	(411)	7,210
Depreciation and amortization	517	1,153	83	—	1,753
Total assets	36,057	29,492	1,408	(736)	66,221
Goodwill	19,646	6,749	—	—	26,395
Additions to property and equipment	422	1,555	53	—	2,030
2011:
Net revenues	$58,874	$59,579	$—	$(11,373)	$107,080
Gross profit	3,279	17,469	—	(186)	20,562
Operating profit	2,220	4,913	(616)	(186)	6,331
Depreciation and amortization	433	1,060	75	—	1,568
Total assets	35,704	28,632	1,121	(605)	64,852
Goodwill	19,657	6,801	—	—	26,458
Additions to property and equipment	461	1,353	58	—	1,872

(1)
Net revenues of the Pharmacy Services Segment include approximately $7.9 billion, $8.4 billion and $7.9 billion of Retail co-payments for the years ended December 31, 2013, 2012 and 2011, respectively.

(2)
Intersegment eliminations relate to two types of transactions: (i) Intersegment revenues that occur when Pharmacy Services Segment clients use Retail Pharmacy Segment stores to purchase covered products. When this occurs, both the Pharmacy Services and Retail Pharmacy segments record the revenue on a standalone basis and (ii) Intersegment revenues, gross profit and operating profit that occur when Pharmacy Services Segment clients, through the Company’s intersegment activities (such as the Maintenance Choice program), elect to pick up their maintenance prescriptions at Retail Pharmacy Segment stores instead of receiving them through the mail. When this occurs, both the Pharmacy Services and Retail Pharmacy segments record the revenue, gross profit and operating profit on a standalone basis. Beginning in the fourth quarter of 2011, the Maintenance Choice eliminations reflect all discounts available for the purchase of mail order prescription drugs. The following amounts are eliminated in consolidation in connection with the item (ii) intersegment activity: net revenues of $4.3 billion, $3.4 billion and $2.6 billion for the years ended December 31, 2013, 2012 and 2011, respectively; gross profit and operating profit of $566 million, $411 million and $186 million for the years ended December 31, 2013, 2012 and 2011, respectively.

Notes to Consolidated Financial Statements (continued)

14                   Earnings Per Common Share

The following is a reconciliation of basic and diluted earnings per common share for the respective years:

In millions, except per share amounts	2013	2012	2011
Numerator for earnings per common share calculation:
Income from continuing operations	$4,600	$3,869	$3,489
Net loss attributable to noncontrolling interest	—	2	4
Income from continuing operations attributable to CVS Caremark, basic	4,600	3,871	3,493
Loss from discontinued operations, net of tax	(8)	(7)	(31)
Net income attributable to CVS Caremark, basic and diluted	$4,592	$3,864	$3,462
Denominator for earnings per common share calculation:
Weighted average common shares, basic	1,217	1,271	1,338
Stock options	8	8	8
Restricted stock units	1	1	1
Weighted average common shares, diluted	1,226	1,280	1,347
Basic earnings per common share:
Income from continuing operations attributable to CVS Caremark	$3.78	$3.05	$2.61
Loss from discontinued operations attributable to CVS Caremark	$(0.01)	$(0.01)	$(0.02)
Net income attributable to CVS Caremark	$3.77	$3.04	$2.59
Diluted earnings per common share:
Income from continuing operations attributable to CVS Caremark	$3.75	$3.02	$2.59
Loss from discontinued operations attributable to CVS Caremark	$(0.01)	$(0.01)	$(0.02)
Net income attributable to CVS Caremark	$3.74	$3.02	$2.57

15                   Subsequent Event

On January 16, 2014, the Company acquired Coram LLC (“Coram”), the specialty infusion services and enteral nutrition business unit of Apria Healthcare Group Inc. for approximately $2.1 billion. Coram is one of the nation's largest providers of comprehensive infusion services, caring for approximately 165,000 patients annually. Coram has approximately 4,600 employees, including approximately 600 nurses and 250 dietitians, operating primarily through 85 branch locations and six centers of excellence for patient intake. Coram’s results of operations will be included in the Company's Pharmacy Services Segment beginning January 16, 2014.

Notes to Consolidated Financial Statements (continued)

16                   Quarterly Financial Information (Unaudited)

In millions, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2013:
Net revenues	$30,751	$31,248	$31,932	$32,830	$126,761
Gross profit	5,577	5,841	6,027	6,338	23,783
Operating profit	1,694	1,972	2,154	2,217	8,037
Income from continuing operations	954	1,125	1,255	1,266	4,600
Loss from discontinued operations, net of tax	—	(1)	(6)	(1)	(8)
Net income	954	1,124	1,249	1,265	4,592
Net loss attributable to noncontrolling interest	—	—	—	—	—
Net income attributable to CVS Caremark	$954	$1,124	$1,249	$1,265	$4,592
Basic earnings per common share:
Income from continuing operations attributable to CVS Caremark	$0.77	$0.92	$1.03	$1.06	$3.78
Loss from discontinued operations attributable to CVS Caremark	$—	$—	$—	$—	$(0.01)
Net income attributable to CVS Caremark	$0.77	$0.92	$1.03	$1.06	$3.77
Diluted Earnings per common share:
Income from continuing operations attributable to CVS Caremark	$0.77	$0.91	$1.02	$1.05	$3.75
Loss from discontinued operations attributable to CVS Caremark	$—	$—	$—	$—	$(0.01)
Net income attributable to CVS Caremark	$0.77	$0.91	$1.02	$1.05	$3.74
Dividends per common share	$0.2250	$0.2250	$0.2250	$0.2250	$0.9000
Stock price: (New York Stock Exchange)
High	$56.07	$60.70	$62.36	$71.99	$71.99
Low	$49.00	$53.94	$56.68	$56.32	$49.00

Notes to Consolidated Financial Statements (continued)

In millions, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2012:
Net revenues	$30,792	$30,694	$30,237	$31,397	$123,120
Gross profit	5,106	5,443	5,645	6,294	22,488
Operating profit	1,397	1,702	1,812	2,299	7,210
Income from continuing operations	772	962	1,010	1,125	3,869
Income (loss) from discontinued operations, net of tax	(1)	(1)	(5)	—	(7)
Net income	771	961	1,005	1,125	3,862
Net loss attributable to noncontrolling interest	1	1	—	—	2
Net income attributable to CVS Caremark	$772	$962	$1,005	$1,125	$3,864
Basic earnings per common share:
Income from continuing operations attributable to CVS Caremark	$0.60	$0.75	$0.80	$0.91	$3.05
Income (loss) from discontinued operations attributable to CVS Caremark	$—	$—	$—	$—	$(0.01)
Net income attributable to CVS Caremark	$0.59	$0.75	$0.79	$0.91	$3.04
Diluted Earnings per common share:
Income from continuing operations attributable to CVS Caremark	$0.59	$0.75	$0.79	$0.90	$3.02
Income (loss) from discontinued operations attributable to CVS Caremark	$—	$—	$—	$—	$(0.01)
Net income attributable to CVS Caremark	$0.59	$0.75	$0.79	$0.90	$3.02
Dividends per common share	$0.1625	$0.1625	$0.1625	$0.1625	$0.650
Stock price: (New York Stock Exchange)
High	$45.88	$46.93	$48.69	$49.80	$49.80
Low	$41.01	$43.08	$43.65	$44.33	$41.01

See Note 1 - Significant Accounting Policies (Revenue Recognition - Retail Pharmacy Segment).

Five-Year Financial Summary

In millions, except per share amounts	2013	2012(4)	2011	2010	2009
Statement of operations data:
Net revenues	$126,761	$123,120	$107,080	$95,766	$98,144
Gross profit	23,783	22,488	20,562	20,215	20,348
Operating expenses	15,746	15,278	14,231	14,082	13,933
Operating profit	8,037	7,210	6,331	6,133	6,415
Interest expense, net	509	557	584	536	525
Loss on early extinguishment of debt	—	348	—	—	—
Income tax provision(1)	2,928	2,436	2,258	2,178	2,196
Income from continuing operations	4,600	3,869	3,489	3,419	3,694
Income (loss) from discontinued operations, net of tax benefit(2)	(8)	(7)	(31)	2	(4)
Net income	4,592	3,862	3,458	3,421	3,690
Net loss attributable to noncontrolling interest(3)	—	2	4	3	—
Net income attributable to CVS Caremark	$4,592	$3,864	$3,462	$3,424	$3,690
Per common share data:
Basic earnings per common share:
Income from continuing operations attributable to CVS Caremark	$3.78	$3.05	$2.61	$2.50	$2.58
Loss from discontinued operations attributable to CVS Caremark	$(0.01)	$(0.01)	$(0.02)	$—	$—
Net income attributable to CVS Caremark	$3.77	$3.04	$2.59	$2.50	$2.57
Diluted earnings per common share:
Income from continuing operations attributable to CVS Caremark	$3.75	$3.02	$2.59	$2.49	$2.55
Loss from discontinued operations attributable to CVS Caremark	$(0.01)	$(0.01)	$(0.02)	$—	$—
Net income attributable to CVS Caremark	$3.74	$3.02	$2.57	$2.49	$2.55
Cash dividends per common share	$0.900	$0.650	$0.500	$0.350	$0.305
Balance sheet and other data:
Total assets	$71,526	$66,221	$64,852	$62,457	$61,919
Long-term debt	$12,841	$9,133	$9,208	$8,652	$8,755
Total shareholders’ equity	$37,938	$37,653	$38,014	$37,662	$35,732
Number of stores (at end of year)	7,702	7,508	7,388	7,248	7,095

See Note 1 to the consolidated financial statements - Significant Accounting Policies (Revenue Recognition - Retail Pharmacy Segment) to the consolidated financial statements.

(1)
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

(2)
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

Below is a summary of the results of discontinued operations:

	Year Ended December 31,
In millions	2013	2012	2011	2010	2009
Income from operations of TheraCom	$—	$—	$18	$28	$13
Gain on disposal of TheraCom	—	—	53	—	—
Loss on disposal of Linens ‘n Things	(12)	(12)	(7)	(24)	(19)
Income tax benefit (provision)	4	5	(95)	(2)	2
Income (loss) from discontinued operations, net of tax	$(8)	$(7)	$(31)	$2	$(4)

(3)
Represents the minority shareholders’ portion of the net loss from our majority owned subsidiary, Generation Health, Inc., acquired in the fourth quarter of 2009. In June 2012, the Company acquired the remaining 40% interest in Generation Health, Inc. from minority shareholders and employee option holders for $26 million and $5 million, respectively, for a total of $31 million.

(4)
Effective January 1, 2012, the Company changed its methods of accounting for prescription drug inventories in the Retail Pharmacy Segment. Additional details of the accounting change are discussed in Note 2 to the consolidated financial statements.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of CVS Caremark Corporation

We have audited the accompanying consolidated balance sheets of CVS Caremark Corporation as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CVS Caremark Corporation at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company has elected changes in its methods of accounting for prescription drug inventories in the Retail Pharmacy Segment effective January 1, 2012.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CVS Caremark Corporation’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 framework) and our report dated February 10, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Boston, Massachusetts
February 10, 2014