Form 10-K, Exhibit 13
period 2014-12-31
CVS HEALTH Corp
filed 2015-02-10
CIK 64803

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and Cautionary Statement Concerning Forward-Looking Statements that are included in this Annual Report.

Overview of Our Business

CVS Health Corporation, together with its subsidiaries (collectively “CVS Health,” the “Company,” “we,” “our” or “us”), is a pharmacy innovation company helping people on their path to better health. At the forefront of a changing health care landscape, the Company has an unmatched suite of capabilities and the expertise needed to drive innovations that will help shape the future of health.

We are currently the only integrated pharmacy health care company with the ability to impact consumers, payors, and providers with innovative, channel-agnostic solutions. We have a deep understanding of their diverse needs through our unique integrated model, and we are bringing them innovative solutions that help increase access to quality care, deliver better health outcomes, and lower overall health care costs.

Through our 7,800 retail pharmacies, more than 900 walk-in medical clinics, a leading pharmacy benefits manager with more than 65 million plan members, and expanding specialty pharmacy services, we enable people, businesses, and communities to manage health in more effective ways. We are delivering break-through products and services, from advising patients on their medications at our CVS/pharmacy® locations, to introducing unique programs to help control costs for our clients at CVS/caremarkTM, to innovating how care is delivered to our patients with complex conditions through CVS/specialtyTM, or by expanding access to high-quality, low-cost care at CVS/minuteclinicTM.

We currently have three reportable segments: Pharmacy Services, Retail Pharmacy and Corporate.

Overview of Our Pharmacy Services Segment

Our Pharmacy Services business generates revenue from a full range of PBM services, including plan design and administration, formulary management, Medicare Part D services, mail order, specialty pharmacy and infusion services, retail pharmacy network management services, prescription management systems, clinical services, disease management services and medical spend management.

Our clients are primarily employers, insurance companies, unions, government employee groups, health plans, Managed Medicaid plans and other sponsors of health benefit plans, and individuals throughout the United States. A portion of covered lives primarily within the Managed Medicaid, health plan and employer markets have access to our services through public and private exchanges.

As a pharmacy benefits manager, we manage the dispensing of pharmaceuticals through our mail order pharmacies, specialty pharmacies and national network of more than 68,000 retail pharmacies, consisting of approximately 41,000 chain pharmacies (which includes our CVS/pharmacy® stores) and 27,000 independent pharmacies, to eligible members in the benefit plans maintained by our clients and utilize our information systems to perform, among other things, safety checks, drug interaction screenings and brand to generic substitutions.

Our specialty pharmacies support individuals that require complex and expensive drug therapies. Our specialty pharmacy business includes mail order and retail specialty pharmacies that operate under the CVS/caremarkTM, CarePlus CVS/pharmacy® and Navarro Health Services® names. Substantially all of our mail service specialty pharmacies have been accredited by The Joint Commission, which is an independent, not-for-profit organization that accredits and certifies health care organizations and programs in the United States. In January 2014, we enhanced our offerings of specialty infusion services and began offering enteral nutrition services through Coram LLC and its subsidiaries (collectively, “Coram”), which we acquired on January 16, 2014. We completed the roll out of Specialty ConnectTM in May 2014, which integrates our specialty pharmacy mail and retail capabilities, providing members with disease-state specific counseling from our experienced specialty pharmacists and the choice to bring their specialty prescriptions to any CVS/pharmacy location. Whether submitted through our mail order pharmacy or at CVS/pharmacy, all prescriptions are filled through the Company’s specialty mail order pharmacies, so all revenue from this specialty prescription services program is recorded within the Pharmacy Services Segment. Members then can choose to pick up their medication at their local CVS/pharmacy or have it sent to their home through the mail.

We also provide health management programs, which include integrated disease management for 17 conditions, through our Accordant® rare disease management offering. The majority of these integrated programs are accredited by the National Committee for Quality Assurance.

In addition, through our SilverScript Insurance Company (“SilverScript”) subsidiary, we are a national provider of drug benefits to eligible beneficiaries under the federal government’s Medicare Part D program. We currently provide Medicare Part D plan benefits to approximately 4.4 million beneficiaries through SilverScript, including our individual and employer group waiver plans.

The Pharmacy Services Segment operates under the CVS/caremarkTM Pharmacy Services, Caremark®, CVS/caremarkTM, CarePlus CVS/pharmacy®, RxAmerica®, Accordant®, SilverScript®, Coram®, CVS/specialtyTM, NovoLogix® and Navarro® Health Services names. As of December 31, 2014, the Pharmacy Services Segment operated 27 retail specialty pharmacy stores, 11 specialty mail order pharmacies, four mail order dispensing pharmacies, and 86 branches and six centers of excellence for infusion and enteral services located in 40 states, Puerto Rico and the District of Columbia.

Overview of Our Retail Pharmacy Segment

Our Retail Pharmacy Segment sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, personal care products, convenience foods, photo finishing, seasonal merchandise and greeting cards through our CVS/pharmacy®, CVS®, Longs Drugs®, Navarro Discount Pharmacy® and Drogaria OnofreTM retail stores and online through CVS.com®, Navarro.comTM and Onofre.com.brTM. Our Retail Pharmacy Segment derives the majority of its revenues through the sale of prescription drugs, which are dispensed by our nearly 24,000 retail pharmacists. The role of our retail pharmacists is shifting from primarily dispensing prescriptions to also providing services, including flu vaccinations as well as face-to-face patient counseling with respect to adherence to drug therapies, closing gaps in care, and more cost-effective drug therapies. Our integrated pharmacy services model enables us to enhance access to care while helping to lower overall health care costs and improve health outcomes.

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

As of December 31, 2014, our Retail Pharmacy Segment included 7,822 retail drugstores (of which 7,765 operated a pharmacy) located in 44 states, the District of Columbia, Puerto Rico and Brazil operating primarily under the CVS/pharmacy®, CVS®, Longs Drugs®, Navarro Discount Pharmacy® and Drogaria OnofreTM names, 17 onsite pharmacies primarily operating under the CarePlus CVS/pharmacy®, CarPlus® and CVS/pharmacy® names, and 971 retail health care clinics operating under the MinuteClinic® name (of which 963 were located in CVS/pharmacy stores), and our online retail websites, CVS.com®, Navarro.comTM and Onofre.com.brTM.

Overview of Our Corporate Segment

The Corporate Segment provides management and administrative services to support the Company. The Corporate Segment consists of certain aspects of our executive management, corporate relations, legal, compliance, human resources, corporate information technology and finance departments.

Results of Operations

Summary of our Consolidated Financial Results

	Year Ended December 31,
In millions, except per common share amounts	2014	2013	2012
Net revenues	$139,367	$126,761	$123,120
Cost of revenues	114,000	102,978	100,632
Gross profit	25,367	23,783	22,488
Operating expenses	16,568	15,746	15,278
Operating profit	8,799	8,037	7,210
Interest expense, net	600	509	557
Loss on early extinguishment of debt	521	—	348
Income before income tax provision	7,678	7,528	6,305
Income tax provision	3,033	2,928	2,436
Income from continuing operations	4,645	4,600	3,869
Loss from discontinued operations, net of tax	(1)	(8)	(7)
Net income	4,644	4,592	3,862
Net loss attributable to noncontrolling interest	—	—	2
Net income attributable to CVS Health	$4,644	$4,592	$3,864
Diluted earnings per common share:
Income from continuing operations attributable to CVS Health	$3.96	$3.75	$3.02
Loss from discontinued operations attributable to CVS Health	$—	$(0.01)	$(0.01)
Net income attributable to CVS Health	$3.96	$3.74	$3.02

Net revenues increased $12.6 billion in 2014 compared to 2013, and increased $3.6 billion in 2013 compared to 2012. As you review our performance in this area, we believe you should consider the following important information:

•	During 2014, net revenues in our Pharmacy Services Segment increased 16.1% and net revenues in our Retail Pharmacy Segment increased 3.3% compared to the prior year.

•	During 2013, net revenues in our Pharmacy Services Segment increased by 3.8% and net revenues in our Retail Pharmacy Segment increased 3.1% compared to the prior year.

•
The increase in our generic dispensing rates in both of our operating segments continued to have an adverse effect on net revenue in 2014 as compared to 2013, as well as in 2013 as compared to 2012. In 2014, the Pharmacy Services Segment had a greater impact from net new business as compared to 2013.

Please see the Segment Analysis later in this document for additional information about our net revenues.

Gross profit increased $1.6 billion, or 6.7% in 2014, to $25.4 billion, as compared to $23.8 billion in 2013. Gross profit increased $1.3 billion, or 5.8% in 2013, to $23.8 billion, as compared to $22.5 billion in 2012. Gross profit as a percentage of net revenues declined to 18.2%, as compared to 18.8% in 2013 and 18.3% in 2012.

•
During 2014, gross profit in our Pharmacy Services Segment and Retail Pharmacy Segment increased by 12.6% and 5.8%, respectively, compared to the prior year. For the year ended December 31, 2014, gross profit as a percent of net revenues in our Pharmacy Services Segment and Retail Pharmacy Segment was 5.4% and 31.4%, respectively.

•
During 2013, gross profit in our Pharmacy Services Segment and Retail Pharmacy Segment increased by 11.3% and 5.3%, respectively, compared to the prior year. For the year ended December 31, 2013, gross profit as a percent of net revenues in our Pharmacy Services Segment and Retail Pharmacy Segment was 5.6% and 30.6%, respectively.

•
The increased weighting toward the Pharmacy Services Segment, which has a lower gross profit than the Retail Pharmacy Segment, resulted in a decline in consolidated gross profit as a percent of net revenues in 2014 as compared to 2013. In addition, gross profit for 2014, 2013 and 2012 has been negatively impacted by the efforts of managed care organizations, pharmacy benefit managers and governmental and other third-party payors to reduce their prescription drug costs.

•
Our gross profit continued to benefit from the increased utilization of generic drugs (which normally yield a higher gross profit rate than equivalent brand name drugs) in both the Pharmacy Services and Retail Pharmacy segments for 2012 through 2014, offsetting the negative impacts described above.

Please see the Segment Analysis later in this document for additional information about our gross profit.

Operating expenses increased $822 million, or 5.2% in the year ended December 31, 2014, as compared to the prior year. Operating expenses as a percent of net revenues declined to 11.9% in the year ended December 31, 2013 compared to 12.4% in the prior year. The increase in operating expense dollars in the year ended December 31, 2014 was primarily due to incremental store operating costs associated with a higher store count, as well as legal costs and strategic initiatives as compared to the prior year. Additionally, the year ended December 31, 2013 included a $72 million gain on a legal settlement. The improvement in operating expenses as a percent of net revenues in 2014 is primarily due to expense leverage from net revenue growth and disciplined expense control.

Operating expenses increased $468 million in the year ended December 31, 2013 as compared to the prior year. Operating expenses as a percent of net revenues remained flat at 12.4% in the year ended December 31, 2013. The increase in operating expense dollars in the year ended December 31, 2013 was primarily due to incremental store operating costs associated with a higher store count as compared to the prior year, as well as strategic initiatives. The increase was partially offset by a $72 million gain on a legal settlement.

Please see the Segment Analysis later in this document for additional information about operating expenses.

Interest expense, net for the years ended December 31 consisted of the following:

In millions	2014	2013	2012
Interest expense	$615	$517	$561
Interest income	(15)	(8)	(4)
Interest expense, net	$600	$509	$557

Net interest expense increased $91 million during the year ended December 31, 2014, primarily due to the issuance of $4 billion of debt in December 2013 and $1.5 billion of debt in August 2014. During 2013, net interest expense decreased by $48 million, to $509 million compared to 2012, which resulted from lower average interest rates during 2013.

Loss on Early Extinguishment of Debt - During the year ended December 31, 2014, the Company completed a $2.0 billion tender offer and repurchase of certain Senior Notes. The Company paid a premium of $490 million in excess of the debt principal in connection with the repurchase of the Senior Notes, wrote off $26 million of unamortized deferred financing costs and incurred $5 million in fees, for a total loss on early extinguishment of debt of $521 million. During the year ended December 31, 2012, the Company completed a $1.3 billion tender offer and repurchase of certain Senior Notes and incurred a total loss on the early extinguishment of debt of $348 million. See Note 5 to the consolidated financial statements.

Income tax provision - Our effective income tax rate was 39.5%, 38.9% and 38.6% in 2014, 2013 and 2012, respectively. The effective income tax was higher in 2014 than in 2013 primarily due to certain permanent items in 2014. These same items were the principal factors for the increase in the effective income tax rate in 2013 compared to 2012.

Income from continuing operations increased $45 million or 1.0% to $4.6 billion in 2014. Income from continuing operations increased $731 million or 18.9% to $4.6 billion in 2013 as compared to $3.9 billion in 2012. The 2014 and 2013 increases in income from continuing operations were primarily related to increases in generic dispensing rates and increased prescription volume for both operating segments. In addition, as discussed above, income from continuing operations included a $521 million and $348 million loss on early extinguishment of debt in 2014 and 2012, respectively, which positively impacted the growth rate in 2013 and negatively impacted the growth rate in 2014.

Loss from discontinued operations - In connection with certain business dispositions completed between 1991 and 1997, the Company retained guarantees on store lease obligations for a number of former subsidiaries, including Linens ‘n Things, which filed for bankruptcy in 2008. The Company’s loss from discontinued operations includes lease-related costs required to satisfy its Linens ‘n Things lease guarantees. We incurred a loss from discontinued operations, net of tax, of $1 million, $8 million and $7 million in 2014, 2013 and 2012, respectively.

See Note 1 “Significant Accounting Policies - Discontinued Operations” to the consolidated financial statements for additional information about discontinued operations and Note 11 “Commitments and Contingencies” for additional information about our lease guarantees.

Net loss attributable to noncontrolling interest of $2 million for the year ended December 31, 2012 represents the minority shareholders’ portion of the net loss of our subsidiary, Generation Health, Inc. (“Generation Health”). We acquired the remaining 40% interest of Generation Health in June 2012 and as a result, there was no longer a noncontrolling interest in Generation Health for the years ended December 31, 2014 and 2013. For the year ended December 31, 2014, the Company had immaterial noncontrolling interests in two consolidated entities.

Net income attributable to CVS Health increased $52 million or 1.1% to $4.6 billion (or $3.96 per diluted share) in 2014. This compares to $4.6 billion (or $3.74 per diluted share) in 2013 and $3.9 billion (or $3.02 per diluted share) in 2012. As discussed previously, the 2014 increase in net income attributable to CVS Health was primarily related to increased generic drug dispensing and increased prescription volume in both operating segments. The increase in net income attributable to CVS Health per diluted share was also driven by increased share repurchase activity in 2014 and 2013. The increase in net income attributable to CVS Health and per diluted share in 2014 includes a $521 million loss on early extinguishment of debt, which negatively impacted the net income growth rate in 2014.

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

In millions	Pharmacy Services Segment(1)(2)	Retail Pharmacy Segment(2)	Corporate Segment	Intersegment Eliminations(2)	Consolidated Totals
2014:
Net revenues	$88,440	$67,798	$—	$(16,871)	$139,367
Gross profit	4,771	21,277	—	(681)	25,367
Operating profit (loss)	3,514	6,762	(796)	(681)	8,799
2013:
Net revenues	$76,208	$65,618	$—	$(15,065)	$126,761
Gross profit	4,237	20,112	—	(566)	23,783
Operating profit (loss)	3,086	6,268	(751)	(566)	8,037
2012:
Net revenues	$73,444	$63,641	$—	$(13,965)	$123,120
Gross profit	3,808	19,091	—	(411)	22,488
Operating profit (loss)	2,679	5,636	(694)	(411)	7,210

(1)
Net revenues of the Pharmacy Services Segment include approximately $8.1 billion, $7.9 billion and $8.4 billion of Retail Co-Payments for 2014, 2013 and 2012, respectively. See Note 1 to the consolidated financial statements for additional information about Retail Co-Payments.

(2)
Intersegment eliminations relate to two types of transactions: (i) Intersegment revenues that occur when Pharmacy Services Segment customers use Retail Pharmacy Segment stores to purchase covered products. When this occurs, both the Pharmacy Services and Retail Pharmacy segments record the revenue on a standalone basis, and (ii) Intersegment revenues, gross profit and operating profit that occur when Pharmacy Services Segment customers, through the Company’s intersegment activities (such as the Maintenance Choice® program), elect to pick-up their maintenance prescriptions at Retail Pharmacy Segment stores instead of receiving them through the mail. When this occurs, both the Pharmacy Services and Retail Pharmacy segments record the revenue, gross profit and operating profit on a standalone basis. The following amounts are eliminated in consolidation in connection with the item (ii) intersegment activity: net revenues of $4.9 billion, $4.3 billion and $3.4 billion for the years ended December 31, 2014, 2013 and 2012, respectively; and gross profit and operating profit of $681 million, $566 million and $411 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Pharmacy Services Segment

The following table summarizes our Pharmacy Services Segment’s performance for the respective periods:

	Year Ended December 31,
In millions	2014	2013	2012
Net revenues	$88,440	$76,208	$73,444
Gross profit	$4,771	$4,237	$3,808
Gross profit % of net revenues	5.4%	5.6%	5.2%
Operating expenses	$1,257	$1,151	$1,129
Operating expenses % of net revenues	1.4%	1.5%	1.5%
Operating profit	$3,514	$3,086	$2,679
Operating profit % of net revenues	4.0%	4.1%	3.6%
Net revenues(1) :
Mail choice(2)	$31,081	$24,791	$22,843
Pharmacy network(3)	$57,122	$51,211	$50,411
Other	$237	$206	$190
Pharmacy claims processed(1) :
Total	932.0	902.1	880.5
Mail choice(2)	82.4	83.3	81.7
Pharmacy network(3)	849.6	818.8	798.8
Generic dispensing rate(1) :
Total	82.2%	80.5%	78.2%
Mail choice(2)	74.6%	72.6%	68.9%
Pharmacy network(3)	83.0%	81.3%	79.1%
Mail choice penetration rate	21.4%	22.6%	22.7%

(1)	Pharmacy network net revenues, claims processed and generic dispensing rates do not include Maintenance Choice, which are included within the mail choice category.

(2)
Mail choice is defined as claims filled at a Pharmacy Services mail facility, which includes specialty mail claims, as well as 90-day claims filled at our retail stores under the Maintenance Choice program.

(3)	Pharmacy network is defined as claims filled at retail pharmacies, including our retail drugstores, but excluding Maintenance Choice activity.

Net revenues in our Pharmacy Services Segment increased $12.2 billion, or 16.1%, to approximately $88.4 billion for the year ended December 31, 2014, as compared to the prior year. The increase in net revenues was primarily due to growth in specialty pharmacy, including the acquisition of Coram and the impact of Specialty Connect, and increased pharmacy network volume. Conversely, the increase in our generic dispensing rate had a negative impact on our revenue in 2014, as it did in 2013.

Net revenues increased $2.8 billion, or 3.8%, to $76.2 billion for the year ended December 31, 2013, as compared to the prior year. The increase in 2013 was primarily due to drug cost inflation in specialty pharmacy. Additionally, the increase in our generic dispensing rate had a negative impact on our revenue in 2013, as it did in 2012.

As you review our Pharmacy Services Segment’s revenue performance, we believe you should also consider the following important information:

•
Our mail choice claims processed decreased 1.1% to 82.4 million claims in the year ended December 31, 2014, compared to 83.3 million claims in the prior year. The decrease in mail choice claims was driven by a decline in traditional mail volumes, which was mostly offset by growth in our Maintenance Choice program and specialty pharmacy. During 2013, our mail choice claims processed increased 1.9% to 83.3 million claims. The increase in mail choice claim volume was primarily due to specialty claim volume and increased claims associated with the continuing client adoption of our Maintenance Choice offerings.

•
During 2014 and 2013, our average revenue per mail choice claim increased by 26.8% and 6.5%, compared to 2013 and 2012, respectively. This increase in 2014 was primarily due to the acquisition of Coram and drug inflation particularly in specialty pharmacy, partially offset by increases in the percentage of generic prescription drugs dispensed and changes in client pricing. This increase in 2013 was primarily due to drug inflation particularly in specialty pharmacy, partially offset by increases in the percentage of generic prescription drugs dispensed and changes in client pricing.

•
Our mail choice generic dispensing rate was 74.6%, 72.6% and 68.9% in the years ended December 31, 2014, 2013 and 2012, respectively. Our pharmacy network generic dispensing rate increased to 83.0% in the year ended December 31, 2014, compared to 81.3% in the prior year. During 2013, our pharmacy network generic dispensing rate increased to 81.3% compared to our pharmacy network generic dispensing rate of 79.1% in 2012. These continued increases in mail choice and pharmacy network generic dispensing rates were primarily due to the impact of new generic drug introductions, primarily in 2012, and our continuous efforts to encourage plan members to use generic drugs when they are available. We believe our generic dispensing rates will continue to increase in future periods, albeit, at a slower pace. This increase will be affected by, among other things, the number of new generic drug introductions and our success at encouraging plan members to utilize generic drugs when they are available and clinically appropriate.

•
Our pharmacy network claims processed increased 3.8% to 849.6 million claims in the year ended December 31, 2014, compared to 818.8 million claims in the prior year. This increase was primarily due to net new business and growth in Managed Medicaid, partially offset by a decrease in Medicare Part D claims. Medicare Part D claims were negatively impacted by the CMS sanctions that were in place during 2013. See “Regulatory and business changes relating to our participation in Medicare Part D” in Part I, Item 1A, Risk Factors within our Form 10-K for the year ended December 31, 2014 (“2014 Form 10-K”), for additional information. During 2013, our pharmacy network claims processed increased 2.5% to 818.8 million compared to 798.8 million pharmacy network claims processed in 2012. This increase was primarily due to higher claims activity associated with our Medicare Part D offering.

•
Our average revenue per pharmacy network claim processed increased 7.5% in the year ended December 31, 2014 as compared to the prior year. This increase was primarily due to drug inflation and changes in the drug mix, partially offset by increases in the generic dispensing rate. During 2013, our average revenue per pharmacy network claim processed decreased by 0.9%, compared to 2012. This decrease was primarily due to increases in the generic dispensing rate.

•
We completed the roll out of Specialty ConnectTM in May 2014, which integrates the Company’s specialty pharmacy mail and retail capabilities, providing members with the choice to bring their specialty prescriptions to any CVS/pharmacy® location. Whether submitted through our mail order pharmacy or at CVS/pharmacy, all prescriptions are filled through the Company’s specialty mail order pharmacies, so all revenue from this specialty prescription services program is recorded within the Pharmacy Services Segment.

•
The Pharmacy Services Segment recognizes revenues for its pharmacy network transactions based on individual contract terms. Our Pharmacy Services Segment contracts are predominantly accounted for using the gross method. See the “Revenue Recognition” description under “Critical Accounting Policies” later in this section for further information on our revenue recognition policy.

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

Gross profit increased $534 million, or 12.6% to $4.8 billion in the year ended December 31, 2014, as compared to the prior year. Gross profit as a percentage of net revenues decreased to 5.4% for the year ended December 31, 2014, compared to 5.6% in the prior year. The increase in gross profit dollars in the year ended December 31, 2014 was primarily due to volume increases, higher generic dispensing and favorable purchasing economics, partially offset by price compression. The decrease in gross profit as a percentage of net revenues was due to price compression, partially offset by favorable generic dispensing and purchasing economics. In addition, gross profit dollars and margin for the year ended December 31, 2014, were positively impacted by $16 million related to the favorable resolution of previously proposed retroactive reimbursement rate changes in the State of California Medicaid program.

During 2013, gross profit increased $429 million, or 11.3%, to $4.2 billion in the year ended December 31, 2013, as compared to the prior year. Gross profit as a percentage of net revenues was 5.6% for the year ended December 31, 2013, compared to 5.2% in the prior year. The increase in gross profit dollars and gross profit as a percentage of net revenues in the year ended December 31, 2013 was primarily due to an increase in generic dispensing.

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

•
We review our network contracts on an individual basis to determine if the related revenues should be accounted for using the gross method or net method under the applicable accounting rules. Our Pharmacy Services Segment network contracts are predominantly accounted for using the gross method, which results in higher revenues, higher cost of revenues and lower gross profit rates.

•
Our gross profit as a percentage of revenues benefited from the increase in our total generic dispensing rate, which increased to 82.2% and 80.5% in 2014 and 2013, respectively, compared to our generic dispensing rate of 78.2% in 2012. These increases were primarily due to new generic drug introductions and our continued efforts to encourage plan members to use generic drugs when they are available. We expect these trends to continue, albeit at a slower pace.

Operating expenses in our Pharmacy Services Segment, which include selling, general and administrative expenses, depreciation and amortization related to selling, general and administrative activities and retail specialty pharmacy store and administrative payroll, employee benefits and occupancy costs, decreased to 1.4% of net revenues in 2014 compared to 1.5% in 2013 and 2012.

As you review our Pharmacy Services Segment’s performance in this area, we believe you should consider the following important information:

•
Operating expenses increased $106 million or 9.2%, to $1.3 billion, in the year ended December 31, 2014, compared to the prior year. The increase in operating expenses is primarily related to increased costs associated with infusion services due to the 2014 acquisition of Coram, as well as an $11 million gain from a legal settlement during the year ended December 31, 2013. The slight decrease in operating expenses as a percentage of net revenues was primarily due to expense leverage from net revenue growth.

•
During 2013, the increase in operating expenses of $22 million or 1.9%, to $1.2 billion compared to 2012, is primarily related to costs associated with the remediation of Medicare Part D sanctions and coverage determination issues discussed below. Operating expenses as a percentage of net revenues remained relatively flat.

Medicare Part D - The Company participates in the Medicare Part D program by (1) providing Medicare Part D-related PBM services to our health plan and other clients that have qualified as Medicare Part D plans, and (2) offering Medicare Part D pharmacy benefits through the Company’s SilverScript prescription drug plan (“PDP”), which offers benefits to individual members and through employer group waiver plans. At the beginning of the 2013 Medicare Part D plan year, the Company implemented an enrollment systems conversion process and other actions to consolidate its Medicare Part D PDPs into the Company’s SilverScript PDP. These consolidation efforts impacted certain enrollment and coverage determination services the Company provided to SilverScript enrollees following commencement of the 2013 plan year. Effective January 15, 2013, the Centers for Medicare and Medicaid Services (“CMS”) imposed intermediate sanctions on the SilverScript PDP, consisting of immediate suspension of further plan enrollment and marketing activities. On December 20, 2013, the Company announced that CMS completed its review of the corrective actions taken to address the enrollment processing and related issues resulting from the Company’s plan consolidation efforts and the sanctions were removed. SilverScript began to enroll new choosers with effective dates starting in February 2014 as they aged into Medicare. The low income subsidy (“LIS”) auto-enrollment and annual reassignment exclusion was lifted on February 21, 2014 and SilverScript began receiving LIS enrollees again with effective dates May 1, 2014 and forward.

Retail Pharmacy Segment

The following table summarizes our Retail Pharmacy Segment’s performance for the respective periods:

	Year Ended December 31,
In millions	2014	2013	2012
Net revenues	$67,798	$65,618	$63,641
Gross profit	$21,277	$20,112	$19,091
Gross profit % of net revenues	31.4%	30.6%	30.0%
Operating expenses	$14,515	$13,844	$13,455
Operating expenses % of net revenues	21.4%	21.1%	21.1%
Operating profit	$6,762	$6,268	$5,636
Operating profit % of net revenues	10.0%	9.6%	8.9%
Retail prescriptions filled (90 Day = 3 prescriptions) (1)	935.9	890.1	845.8
Net revenue increase (decrease):
Total	3.3%	3.1%	6.8%
Pharmacy	5.1%	4.1%	7.6%
Front Store	(2.5)%	1.0%	5.1%
Total prescription volume (90 Day = 3 prescriptions) (1)	5.2%	5.2%	11.0%
Same store sales increase (decrease):
Total	2.1%	1.7%	5.6%
Pharmacy	4.8%	2.6%	6.6%
Front Store	(4.0)%	(0.5)%	3.4%
Prescription volume (90 Day = 3 prescriptions) (1)	4.1%	4.4%	10.0%
Generic dispensing rates	83.1%	81.4%	79.2%
Pharmacy % of net revenues	70.7%	69.5%	68.8%
Third party % of pharmacy revenue	98.6%	97.9%	97.5%

(1)
Includes the adjustment to convert 90-day, non-specialty prescriptions to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal prescription.

Net revenues increased approximately $2.2 billion, or 3.3%, to $67.8 billion for the year ended December 31, 2014, as compared to the prior year. This increase was primarily driven by a same store sales increase of 2.1% and net revenues from new and acquired stores, which accounted for approximately 110 basis points of our total net revenue percentage increase during the year. Net revenues increased $2.0 billion, or 3.1% to $65.6 billion for the year ended December 31, 2013, as compared to the prior year. This increase was primarily driven by a same store sales increase of 1.7% and net revenues from new stores, which accounted for approximately 130 basis points of our total net revenue percentage increase during the year. Additionally, in 2014, 2013 and 2012 we continued to see a positive impact on our net revenues due to the growth of our Maintenance Choice program.

As you review our Retail Pharmacy Segment’s performance in this area, we believe you should consider the following important information:

•
Front store same store sales declined 4.0% in the year ended December 31, 2014, as compared to the prior year. The decrease is primarily due to the Company’s decision to stop selling tobacco products, softer customer traffic and a less severe flu season than the prior year and extreme weather conditions across much of the United States during the first quarter of 2014. The decrease was partially offset by an increase in basket size. Front store same store sales would have been approximately 350 basis points higher for the year ended December 31, 2014 if tobacco and the estimated associated basket sales were excluded from both the years ended December 31, 2014 and 2013.

•
Pharmacy same store sales rose 4.8% in the year ended December 31, 2014, as compared to the prior year. Pharmacy same store sales were positively impacted by same store script growth of 4.1%, partially offset by the impact of the increase in generic dispensing and reimbursement pressure. Pharmacy same store sales for the year ended December 31, 2014 were negatively impacted by approximately 140 basis points from the implementation of Specialty Connect. Specialty Connect transitioned all specialty prescriptions to the Pharmacy Services Segment, as they are being processed through the

Company’s specialty mail order pharmacies. The implementation of Specialty Connect had a greater effect on revenues than on prescription volumes due to the higher dollar value of specialty products. Pharmacy same store sales were also negatively impacted by a lower incidence of flu compared to last year’s strong flu season and extreme weather conditions across much of the United States in the first quarter of 2014, which led to fewer physician visits and prescriptions written.

•
Pharmacy revenues continue to be negatively impacted by the conversion of brand name drugs to equivalent generic drugs, which typically have a lower selling price. Pharmacy same store sales were negatively impacted by approximately 160 and 540 basis points for the years ended December 31, 2014 and 2013, respectively, due to recent generic introductions. The decrease in the impact from 2013 to 2014 was primarily due to a smaller impact from new generic drug introductions. In addition, our pharmacy revenue growth has also been affected by continued reimbursement pressure, the lack of significant new brand name drug introductions, as well as an increase in the number of over-the-counter remedies that were historically only available by prescription.

•
As of December 31, 2014, we operated 7,822 retail stores compared to 7,660 retail stores as of December 31, 2013 and 7,458 retail stores as of December 31, 2012. Total net revenues from new stores contributed approximately 1.1%, 1.0% and 1.1% to our total net revenue percentage increase in 2014, 2013, and 2012, respectively.

•
Pharmacy revenue growth continued to benefit from increased utilization by Medicare Part D beneficiaries, our ability to attract and retain managed care customers and favorable industry trends. These trends include an aging American population; many “baby boomers” are now in their fifties and sixties and are consuming a greater number of prescription drugs, as well as expanded coverage from the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (collectively, “ACA”). In addition, the increased use of pharmaceuticals as the first line of defense for individual health care also contributed to the growing demand for pharmacy services. We believe these favorable industry trends will continue.

Gross profit in our Retail Pharmacy Segment includes net revenues less the cost of merchandise sold during the reporting period and the related purchasing costs, warehousing costs, delivery costs and actual and estimated inventory losses.

Gross profit increased $1.2 billion, or 5.8%, to $21.3 billion in the year ended December 31, 2014, as compared to the prior year. Gross profit as a percentage of net revenues increased to 31.4% in year ended December 31, 2014, from 30.6% in 2013. Gross profit increased $1.0 billion, or 5.3%, to $20.1 billion for the year ended December 31, 2013, as compared to the prior year. Gross profit as a percentage of net revenues increased to 30.6% for the year ended December 31, 2013, compared to 30.0% for the prior year.

The increase in gross profit dollars in the year ended December 31, 2014, was primarily driven by increases in the generic dispensing rate, same store sales and new store sales, as well as favorable purchasing economics. The increase in gross profit dollars for the year ended December 31, 2013, was primarily driven by increases in the generic dispensing rate, same store sales and new store sales. The increase in gross profit as a percentage of net revenues in 2014 and 2013 was primarily driven by increased pharmacy margins due to the positive impact of increased generic dispensing rates and increased front store margins, partially offset by continued reimbursement pressure. The increase in gross profit as a percentage of net revenues in 2014 was also driven by the removal of tobacco products from our stores.

As you review our Retail Pharmacy Segment’s performance in this area, we believe you should consider the following important information:

•
Gross profit dollars and margin for the year ended December 31, 2014 were positively impacted by $53 million related to the favorable resolution of previously proposed retroactive reimbursement rate changes in the State of California’s Medicaid program.

•
Sales to customers covered by third party insurance programs are a large component of our total pharmacy business. On average, our gross profit on third party pharmacy revenues is lower than our gross profit on cash pharmacy revenues. Third party pharmacy revenues were 98.6% of pharmacy revenues in 2014, compared to 97.9% and 97.5% of pharmacy revenues in 2013 and 2012, respectively.

•
Front store revenues as a percentage of total net revenues for the years ended December 31, 2014, 2013 and 2012 were 28.8%, 30.5% and 31.2%, respectively. The decline in front store revenues as a percentage of total net revenues in 2014 was largely due to the removal of tobacco products and the estimated associated basket sales. On average, our gross profit on front store revenues is generally higher than our gross profit on pharmacy revenues. Pharmacy revenues as a percentage of total net revenues increased approximately 120, 60 and 50 basis points in the years ended December 31, 2014, 2013 and

2012, respectively. This shift in sales to the pharmacy had a negative effect on our overall gross profit for the years ended December 31, 2014, 2013 and 2012, respectively. The negative effect was offset by increasing generic drug dispensing rates and increased store brand penetration.

•
During the year ended December 31, 2014, our front store gross profit as a percentage of net revenues increased compared to the prior year. The increase is primarily related to a change in the mix of products sold, including the removal of tobacco products from our stores, and higher store brand sales.

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

•
ACA made several significant changes to Medicaid rebates and to reimbursement. One of these changes was the proposed revision of the definition of Average Manufacturer Price (“AMP”) and the reimbursement formula for multi-source drugs. Changes in reporting of AMP or other adjustments that may be made regarding the reimbursement of drug payments by Medicaid and Medicare could impact our pricing to customers and other payors and/or could impact our ability to negotiate discounts or rebates with manufacturers, wholesalers, PBMs or retail and mail pharmacies. See “Efforts to reduce reimbursement levels and alter health care financing practices” in Part I, Item 1A, Risk Factors within our 2014 Form 10-K, for additional information.

Operating expenses in our Retail Pharmacy Segment include store payroll, store employee benefits, store occupancy costs, selling expenses, advertising expenses, depreciation and amortization expense and certain administrative expenses.

Operating expenses increased $671 million, or 4.8% to $14.5 billion, or 21.4% as a percentage of net revenues, in the year ended December 31, 2014, as compared to $13.8 billion, or 21.1% as a percentage of net revenues, in the prior year. Operating expenses increased $389 million, or 2.9%, to $13.8 billion, or 21.1% as a percentage of net revenues, in the year ended December 31, 2013, as compared to $13.5 billion, or 21.1% as a percentage of net revenues, in the prior year. Operating expenses as a percentage of net revenues remained consistent from 2012 through 2013 primarily due to disciplined cost control, despite the negative impact of generics on net revenues. Operating expenses as a percentage of net revenues increased in 2014 primarily due to reimbursement rate pressure, the implementation of Specialty Connect, which reduced net revenues, and higher legal costs. The increase in operating expense dollars in 2014 and 2013 was the result of higher store operating costs associated with our increased store count, as well as higher legal costs. The results for the years ended December 31, 2014 and 2013 include gains from legal settlements of $21 million and $61 million, respectively. Additionally, in September 2014, the Retail Pharmacy Segment made a charitable contribution of $25 million to the CVS Foundation to fund future charitable giving. The foundation is a non-profit entity that focuses on health, education and community involvement programs.

Corporate Segment

Operating expenses increased $45 million, or 6.0%, to $796 million in the year ended December 31, 2014, as compared to the prior year. Operating expenses increased $57 million, or 8.3%, to $751 million in the year ended December 31, 2013. Operating expenses within the Corporate Segment include executive management, corporate relations, legal, compliance, human resources, corporate information technology and finance related costs. The increase in operating expenses in 2014 and 2013 was primarily due to increased strategic initiatives, benefits costs, facilities management and information technology costs.

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

The change in cash and cash equivalents is as follows:

	Year Ended December 31,
in millions	2014	2013	2012
Net cash provided by operating activities	$8,137	$5,783	$6,671
Net cash used in investing activities	(4,045)	(1,835)	(1,849)
Net cash used in financing activities	(5,694)	(1,237)	(4,860)
Effect of exchange rate changes on cash and cash equivalents	(6)	3	—
Net increase (decrease) in cash and cash equivalents	$(1,608)	$2,714	$(38)

Net cash provided by operating activities increased by $2.4 billion in 2014 and decreased by $0.9 billion in 2013. The increase in 2014 was primarily due to increased net income and increased accounts payable due to payables management and timing. The decrease in 2013 was primarily due to increased accounts receivable due to the timing of payments from CMS in connection with our Medicare Part D operations, partially offset by improved inventory management.

Net cash used in investing activities increased by $2.2 billion in 2014 and remained relatively flat from 2012 to 2013. The increase in 2014 was primarily due to the $2.1 billion in cash consideration paid for the acquisition of Coram in January 2014 and an increase in capital expenditures.

In 2014, gross capital expenditures totaled approximately $2.1 billion, an increase of $152 million compared to the prior year. During 2014, approximately 42% of our total capital expenditures were for new store construction, 21% were for store, fulfillment and support facilities expansion and improvements and 37% were for technology and other corporate initiatives. Gross capital expenditures totaled approximately $2.0 billion during 2013 and 2012. During 2013, approximately 45% of our total capital expenditures were for new store construction, 25% were for store, fulfillment and support facilities expansion and improvements and 30% were for technology and other corporate initiatives.

Proceeds from sale-leaseback transactions totaled $515 million in 2014. This compares to $600 million in 2013 and $529 million in 2012. Under the sale-leaseback transactions, the properties are generally sold at net book value, which generally approximates fair value, and the resulting leases generally qualify and are accounted for as operating leases. The specific timing and amount of future sale-leaseback transactions will vary depending on future market conditions and other factors.

Below is a summary of our store development activity for the respective years:

	2014(2)	2013(2)	2012(2)
Total stores (beginning of year)	7,702	7,508	7,388
New and acquired stores(1)	187	213	150
Closed stores(1)	(23)	(19)	(30)
Total stores (end of year)	7,866	7,702	7,508
Relocated stores	60	78	90

(1)         Relocated stores are not included in new or closed store totals.
(2)         Includes retail drugstores, onsite pharmacy stores and specialty pharmacy stores.

Net cash used in financing activities increased by $4.5 billion in 2014 and decreased by $3.6 billion in 2013. The increase in 2014 was primarily due to the repayments of long-term debt and lower borrowings than in 2013. The decrease in 2013 was primarily due to greater net borrowings than in 2012.

Share repurchase programs — The following share repurchase programs were authorized by the Company’s Board of Directors:

Authorization Date	Amount of Authorization
In billions
December 15, 2014 (“2014 Repurchase Program”)	$10.0
December 17, 2013 (“2013 Repurchase Program”)	$6.0
September 19, 2012 (“2012 Repurchase Program”)	$6.0
August 23, 2011 (“2011 Repurchase Program”)	$4.0

The Repurchase Programs, which were effective immediately, permit the Company to effect share repurchases from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase (“ASR”) transactions, and/or other derivative transactions. The 2014 and 2013 Repurchase Programs may be modified or terminated by the Board of Directors at any time. The 2012 and 2011 Repurchase Programs have been completed, as described below.

Pursuant to the authorization under the 2013 Repurchase Programs, effective January 2, 2015, we entered into a $2.0 billion fixed dollar ASR agreement with J.P. Morgan Chase Bank (“JP Morgan”). Upon payment of the $2.0 billion purchase price on January 5, 2015, we received a number of shares of our common stock equal to 80% of the $2.0 billion notional amount of the ASR agreement or approximately 16.8 million shares at a price of $94.49 per share.At the conclusion of the ASR program, the Company may receive additional shares equal to the remaining 20% of the $2.0 billion notional amount. The ultimate number of shares the Company may receive will fluctuate based on changes in the daily volume-weighted average price of the Company’s stock over a period beginning on January 2, 2015 and ending on or before April 26, 2015. If the mean daily volume-weighted average price of the Company’s common stock, less a discount (the “forward price”), during the ASR program falls below $94.49 per share, the Company will receive a higher number of shares from JP Morgan. If the forward price rises above $94.49 per share, the Company will either receive fewer shares from JP Morgan or, potentially have an obligation to JP Morgan which, at the Company’s option, could be settled in additional cash or by issuing shares. Under the terms of the ASR agreement, the maximum number of shares that could be received or delivered is 42.0 million. The initial 16.8 million shares of common stock delivered to the Company by JP Morgan were placed into treasury stock in January 2015.

Pursuant to the authorization under the 2012 Repurchase Program, effective October 1, 2013, we entered into a $1.7 billion fixed dollar ASR agreement with Barclays Bank PLC (“Barclays”). Upon payment of the $1.7 billion purchase price on October 1, 2013, we received a number of shares of our common stock equal to 50% of the $1.7 billion notional amount of the ASR agreement or approximately 14.9 million shares at a price of $56.88 per share. The Company received approximately 11.7 million shares of common stock on December 30, 2013 at an average price of $63.83 per share, representing the remaining 50% of the $1.7 billion notional amount of the ASR agreement and thereby concluding the agreement. The total of 26.6 million shares of common stock delivered to the Company by Barclays over the term of the October 2013 ASR agreement were placed into treasury stock.

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

During the year ended December 31, 2014, we repurchased an aggregate of 51.4 million shares of common stock for approximately $4.0 billion under the 2013 and 2012 Repurchase Programs. During the years ended December 31, 2013 and 2012, we repurchased an aggregate of 66.2 million and 95.0 million shares of common stock for approximately $4.0 and $4.3 billion, respectively, under the 2012 and 2011 Repurchase Programs. As of December 31, 2014, there remained an aggregate of approximately $12.7 billion available for future repurchases under the 2014 and 2013 Repurchase Programs, $2.0 billion of which was used for the ASR effective January 2, 2015 described above. As of December 31, 2014, the 2012 and 2011 Repurchase Programs were complete.

Short-term borrowings - We had $685 million of commercial paper outstanding at a weighted average interest rate of 0.55% as of December 31, 2014. In connection with our commercial paper program, we maintain a $1.25 billion, five-year unsecured back-up credit facility, which expires on February 17, 2017, a $1.0 billion, five-year unsecured back-up credit facility, which expires on May 23, 2018, and a $1.25 billion, five-year unsecured back-up credit facility, which expires on July 24, 2019. The credit facilities allow for borrowings at various rates that are dependent, in part, on the Company’s public debt ratings and require the Company to pay a weighted average quarterly facility fee of approximately 0.03%, regardless of usage. As of December 31, 2014, there were no borrowings outstanding under the back-up credit facilities.

Long-term borrowings - On August 7, 2014, the Company issued $850 million of 2.25% unsecured senior notes due August 12, 2019 and $650 million of 3.375% unsecured senior notes due August 12, 2024 (collectively, the “2014 Notes”) for total proceeds of approximately $1.5 billion, net of discounts and underwriting fees. The 2014 Notes pay interest semi-annually and may be redeemed, in whole at any time, or in part from time to time, at the Company’s option at a defined redemption price plus accrued and unpaid interest to the redemption date. The net proceeds of the 2014 Notes were used for general corporate purposes and to repay certain corporate debt.

On August 7, 2014, the Company announced tender offers for any and all of the 6.25% Senior Notes due 2027, and up to a maximum amount of the 6.125% Senior Notes due 2039, the 5.75% Senior Notes due 2041 and the 5.75% Senior Notes due 2017, for up to an aggregate principal amount of $1.5 billion. On August 21, 2014, the Company increased the aggregate principal amount of the tender offers to $2.0 billion and completed the repurchase for the maximum amount on September 4, 2014. The Company paid a premium of $490 million in excess of the debt principal in connection with the tender offers, wrote off $26 million of unamortized deferred financing costs and incurred $5 million in fees, for a total loss on the early extinguishment of debt of $521 million. The loss was recorded in income from continuing operations in the condensed consolidated statement of income for the year ended December 31, 2014.

During the year ended December 31, 2014, the Company repurchased the remaining $41 million of outstanding Enhanced Capital Advantage Preferred Securities (“ECAPS”) at par. The fees and write-off of deferred issuance costs associated with the early extinguishment of the ECAPS were immaterial.

On December 2, 2013, the Company issued $750 million of 1.2% unsecured senior notes due December 5, 2016; $1.25 billion of 2.25% unsecured senior notes due December 5, 2018; $1.25 billion of 4% unsecured senior notes due December 5, 2023; and $750 million of 5.3% unsecured senior notes due December 5, 2043 (the “2013 Notes”) for total proceeds of approximately $4.0 billion, net of discounts and underwriting fees. The 2013 Notes pay interest semi-annually and may be redeemed, in whole at any time, or in part from time to time, at the Company’s option at a defined redemption price plus accrued and unpaid interest to the redemption date. The net proceeds of the 2013 Notes were used to repay commercial paper outstanding at the time of issuance and to fund the acquisition of Coram in January 2014. The remainder was used for general corporate purposes.

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

Our backup credit facilities and unsecured senior notes (see Note 5 to the Consolidated Financial Statements) contain customary restrictive financial and operating covenants.

These covenants do not include a requirement for the acceleration of our debt maturities in the event of a downgrade in our credit rating. We do not believe the restrictions contained in these covenants materially affect our financial or operating flexibility.

As of December 31, 2014 and 2013, we had no outstanding derivative financial instruments.

Debt Ratings - As of December 31, 2014, our long-term debt was rated “Baa1” by Moody’s with a stable outlook and “BBB+” by Standard & Poor’s with a stable outlook, and our commercial paper program was rated “P-2” by Moody’s and “A-2” by Standard & Poor’s. In assessing our credit strength, we believe that both Moody’s and Standard & Poor’s considered, among other things, our capital structure and financial policies as well as our consolidated balance sheet, our historical acquisition activity and other financial information. Although we currently believe our long-term debt ratings will remain investment grade, we cannot guarantee the future actions of Moody’s and/or Standard & Poor’s. Our debt ratings have a direct impact on our future borrowing costs, access to capital markets and new store operating lease costs.

Quarterly Dividend Increase - In December 2014, our Board of Directors authorized a 27% increase in our quarterly common stock dividend to $0.35 per share effective in 2015. This increase equates to an annual dividend rate of $1.40 per share. In December 2013, our Board of Directors authorized a 22% increase in our quarterly common stock dividend to $0.275 per share. This increase equated to an annual dividend rate of $1.10 per share. In December 2012, our Board of directors authorized a 38% increase in our quarterly common stock dividend to $0.225 per share. This increase equated to an annual dividend rate of $0.90 per share.

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

As of December 31, 2014, we guaranteed approximately 72 such store leases (excluding the lease guarantees related to Linens ‘n Things), with the maximum remaining lease term extending through 2026. Management believes the ultimate disposition of any of the remaining lease guarantees will not have a material adverse effect on the Company’s consolidated financial condition or future cash flows. Please see “Loss from discontinued operations” previously in this document for further information regarding our guarantee of certain Linens ‘n Things’ store lease obligations.

Below is a summary of our significant contractual obligations as of December 31, 2014:

	Payments Due by Period
In millions	Total	2015	2016 to 2017	2018 to 2019	Thereafter
Operating leases	$27,282	$2,279	$4,341	$3,868	$16,794
Lease obligations from discontinued operations	51	16	24	6	5
Capital lease obligations	810	47	94	96	573
Long-term debt	11,879	563	2,276	2,494	6,546
Interest payments on long-term debt(1)	5,173	484	867	689	3,133
Other long-term liabilities reflected in our consolidated balance sheet	652	48	254	100	250
	$45,847	$3,437	$7,856	$7,253	$27,301

(1)	Interest payments on long-term debt are calculated on outstanding balances and interest rates in effect on December 31, 2014.

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

We deduct from our revenues the manufacturers’ rebates that are earned by our clients based on their members’ utilization of brand-name formulary drugs. We estimate these rebates at period-end based on actual and estimated claims data and our estimates of the manufacturers’ rebates earned by our clients. We base our estimates on the best available data at period-end and recent history for the various factors that can affect the amount of rebates due to the client. We adjust our rebates payable to clients to the actual amounts paid when these rebates are paid or as significant events occur. We record any cumulative effect of these adjustments against revenues as identified, and adjust our estimates prospectively to consider recurring matters. Adjustments generally result from contract changes with our clients or manufacturers, differences between the estimated and actual product mix subject to rebates or whether the product was included in the applicable formulary. We also deduct from our revenues pricing guarantees and guarantees regarding the level of service we will provide to the client or member as well as other payments made to our clients. Because the inputs to most of these estimates are not subject to a high degree of subjectivity or volatility, the effect of adjustments between estimated and actual amounts have not been material to our results of operations or financial condition.

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

In addition to these premiums, our net revenues include co-payments, coverage gap benefits, deductibles and co-insurance (collectively, the “Member Co-Payments”) related to PDP members’ actual prescription claims. In certain cases, CMS subsidizes a portion of these Member Co-Payments and we are paid an estimated prospective Member Co-Payment subsidy, each month. The prospective Member Co-Payment subsidy amounts received from CMS are also included in our net revenues. We assume no risk for these amounts, which represented 6.4%, 7.0% and 7.7% of consolidated net revenues in 2014, 2013 and 2012, respectively. If the prospective Member Co-Payment subsidies received differ from the amounts based on actual prescription claims, the difference is recorded in either accounts receivable or accrued expenses. We account for fully insured CMS obligations and Member Co-Payments (including the amounts subsidized by CMS) using the gross method consistent with our revenue recognition policies for Mail Co-Payments and Retail Co-Payments. We have recorded estimates of various assets and liabilities arising from our participation in the Medicare Part D program based on information in our claims management and enrollment systems. Significant estimates arising from our participation in the Medicare Part D program include: (i) estimates of low-income cost subsidy, reinsurance amounts and coverage gap discount amounts ultimately payable to or receivable from CMS based on a detailed claims reconciliation, (ii) an estimate of amounts payable to CMS under a risk-sharing feature of the Medicare Part D program design, referred to as the risk corridor and (iii) estimates for claims that have been reported and are in the process of being paid or contested and for our estimate of claims that have been incurred but have not yet been reported. Actual amounts of Medicare Part D-related assets and liabilities could differ significantly from amounts recorded. Historically, the effect of these adjustments has not been material to our results of operations or financial position.

Retail Pharmacy Segment

Our Retail Pharmacy Segment recognizes revenue from the sale of front store merchandise at the time the merchandise is purchased by the retail customer and recognizes revenue from the sale of prescription drugs when the prescription is picked up by the customer. Customer returns are not material. Revenue generated from the performance of services in our health care clinics is recognized at the time the services are performed. Sales taxes are not included in revenue.

Our customer loyalty program, ExtraCare®, is comprised of two components, ExtraSavingsTM and ExtraBucks® Rewards. ExtraSavings coupons redeemed by customers are recorded as a reduction of revenues when redeemed. ExtraBucks Rewards are accrued as a charge to cost of revenues when earned, net of estimated breakage. We determine breakage based on our historical redemption patterns.

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

Inventory

All prescription drug inventories in the Retail Pharmacy Segment have been valued at the lower of cost or market using the weighted average cost method. The weighted average cost method is used to determine cost of sales and inventory in our mail service and specialty pharmacies in our Pharmacy Services Segment. Front store inventory in our Retail Pharmacy Segment is stated at the lower of cost or market on a first-in-first-out (“FIFO”) basis using the retail method of accounting to determine cost of sales and inventory, and the cost method of accounting on a FIFO basis to determine front store inventory in our distribution centers. Under the retail method, inventory is stated at cost, which is determined by applying a cost-to-retail ratio to the ending retail value of our inventory. Since the retail value of our front store inventory is adjusted on a regular basis to reflect current market conditions, our carrying value should approximate the lower of cost or market. In addition, we reduce the value of our ending inventory for estimated inventory losses that have occurred during the interim period between physical inventory counts. Physical inventory counts are taken on a regular basis in each store and a continuous cycle count process is the primary procedure used to validate the inventory balances on hand in each distribution center and mail facility to ensure that the amounts reflected in the accompanying consolidated financial statements are properly stated. The accounting for inventory contains uncertainty since we must use judgment to estimate the inventory losses that have occurred during the interim period between physical inventory counts. When estimating these losses, we consider a number of factors, which include, but are not limited to, historical physical inventory results on a location-by-location basis and current physical inventory loss trends.

Our total reserve for estimated inventory losses covered by this critical accounting policy was $189 million as of December 31, 2014. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for estimated inventory losses, it is possible that actual results could differ. In order to help you assess the aggregate risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated inventory losses, which we believe is a reasonably likely change, would increase or decrease our total reserve for estimated inventory losses by about $19 million as of December 31, 2014.

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

The determination of the fair value of our reporting units requires the Company to make significant assumptions and estimates. These assumptions and estimates primarily include, but are not limited to, the selection of appropriate peer group companies; control premiums and valuation multiples appropriate for acquisitions in the industries in which the Company competes; discount rates, terminal growth rates; and forecasts of revenue, operating profit, depreciation and amortization, capital expenditures and future working capital requirements. When determining these assumptions and preparing these estimates, we consider each reporting unit’s historical results and current operating trends and our consolidated revenues, profitability and cash flow results, forecasts and industry trends. Our estimates can be affected by a number of factors including, but not limited to, general economic and regulatory conditions, our market capitalization, efforts of third party organizations to reduce their prescription drug costs and/or increase member co-payments, the continued efforts of competitors to gain market share and consumer spending patterns.

The carrying value of goodwill and other intangible assets covered by this critical accounting policy was $28.1 billion and $9.8 billion as of December 31, 2014, respectively. We did not record any impairment losses related to goodwill or other intangible assets during 2014, 2013 or 2012. During the third quarter of 2014, we performed our required annual impairment tests of goodwill and indefinitely-lived trademarks. The results of the impairment tests concluded that there was no impairment of goodwill or trademarks. The goodwill impairment test resulted in the fair value of our Pharmacy Services and Retail Pharmacy reporting units exceeding their carrying values by a significant margin. The carrying value of goodwill as of December 31, 2014, in our Pharmacy Services and Retail Pharmacy reporting units was $21.2 billion and $6.9 billion, respectively.

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

Our total closed store lease liability covered by this critical accounting policy was $268 million as of December 31, 2014. This amount is net of $142 million of estimated sublease income that is subject to the uncertainties discussed above. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for sublease income, it is possible that actual results could differ.

In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated sublease income, which we believe is a reasonably likely change, would increase or decrease our total closed store lease liability by about $14 million as of December 31, 2014.

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

Our total self-insurance liability covered by this critical accounting policy was $628 million as of December 31, 2014. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for our self-insurance liability, it is possible that actual results could differ. In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimate for our self-insurance liability, which we believe is a reasonably likely change, would increase or decrease our self-insurance liability by about $63 million as of December 31, 2014.

We have not made any material changes in the accounting methodology used to establish our self-insurance liability during the past three years.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax liabilities or assets are established for temporary differences between financial and tax reporting bases and are subsequently adjusted to reflect changes in enacted tax rates expected to be in effect when the temporary differences reverse. The deferred tax assets are reduced, if necessary, by a valuation allowance to the extent future realization of those tax benefits is uncertain.

Significant judgment is required in determining the provision for income taxes and the related taxes payable and deferred tax assets and liabilities since, in the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, our tax returns are subject to audit by various domestic and foreign tax authorities that could result in material adjustments or differing interpretations of the tax laws. Although we believe that our estimates are reasonable and are based on the best available information at the time we prepare the provision, actual results could differ from these estimates resulting in a final tax outcome that may be materially different from that which is reflected in our consolidated financial statements.

The tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and/or penalties related to uncertain tax positions are recognized in income tax expense. Significant judgment is required in determining our uncertain tax positions. We have established accruals for uncertain tax positions using our best judgment and adjust these accruals, as warranted, due to changing facts and circumstances.

New Accounting Pronouncement

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU No. 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This new guidance is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016; early adoption is not permitted. Companies have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. This update could impact the timing and amounts of revenue recognized. The Company is currently evaluating the effect that implementation of this update will have on its consolidated financial position and results of operations upon adoption and the method of transition.

Proposed Lease Accounting Standard Update

In May 2013, the FASB issued a revised proposed accounting standard update on lease accounting that will require entities to recognize assets and liabilities arising from lease contracts on the balance sheet. The proposed accounting standard update states that lessees and lessors should apply a “right-of-use model” in accounting for all leases. Under the proposed model, lessees would recognize an asset for the right to use the leased asset, and a liability for the obligation to make rental payments over the lease term. The lease term is defined as the noncancelable term that takes into account renewal options and termination options if it is reasonably certain an entity will exercise or not exercise the option. The accounting by a lessor would reflect its retained exposure to the risks or benefits of the underlying leased asset. A lessor would recognize an asset representing its right to receive lease payments based on the expected term of the lease. The Company cannot presently determine the potential impact the proposed standard would have on its results of operations. While the Company believes that the proposed standard, as currently drafted, will likely have a material impact on its financial position, it will not have a material impact on its liquidity; however, until the proposed standard is finalized, such evaluation cannot be completed.

Cautionary Statement Concerning Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the federal securities laws. In addition, the Company and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”) and in its reports to stockholders, press releases, webcasts, conference calls, meetings and other communications. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “project,” “anticipate,” “will,” “should” and similar expressions identify statements that constitute forward-looking statements. All statements addressing operating performance of CVS Health Corporation or any subsidiary, events or developments that the Company expects or anticipates will occur in the future, including statements relating to corporate strategy; revenue growth; earnings or earnings per common share growth; adjusted earnings or adjusted earnings per common share growth; free cash flow; debt ratings; inventory levels; inventory turn and loss rates; store development; relocations and new market entries; retail pharmacy business, sales trends and operations; PBM business, sales trends and operations; the Company’s ability to attract or retain customers and clients; Medicare Part D competitive bidding, enrollment and operations; new product development; and the impact of industry developments, as well as statements expressing optimism or pessimism about future operating results or events, are forward-looking statements within the meaning of the federal securities laws.

The forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons as described in our SEC filings, including those set forth in the Risk Factors section within the 2014 Form 10-K, and including, but not limited to:

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

•
Regulatory changes, business changes and compliance requirements and restrictions that may be imposed by Centers for Medicare and Medicaid Services (“CMS”), Office of Inspector General or other government agencies relating to the Company’s participation in Medicare, Medicaid and other federal and state government-funded programs, including sanctions and remedial actions that may be imposed by CMS on its Medicare Part D business.

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

•
A highly competitive business environment, including the uncertain impact of increased consolidation in the PBM industry, uncertainty concerning the ability of our retail pharmacy business to secure and maintain contractual relationships with PBMs and other payors on acceptable terms, uncertainty concerning the ability of our PBM business to secure and maintain competitive access, pricing and other contract terms from retail network pharmacies in an environment where some PBM clients are willing to consider adopting narrow or more restricted retail pharmacy networks.

•	The Company’s ability to fully integrate and to realize the planned benefits associated with the acquisition of Coram LLC in accordance with the expected timing.

•
The Company’s ability to timely identify or effectively respond to changing consumer preferences and spending patterns, an inability to expand the products being purchased by our customers, or the failure or inability to obtain or offer particular categories of products.

•	Risks relating to our ability to secure timely and sufficient access to the products we sell from our domestic and/or international suppliers.

•
Reform of the U.S. health care system, including ongoing implementation of ACA, continuing legislative efforts, regulatory changes and judicial interpretations impacting our health care system and the possibility of shifting political and legislative priorities related to reform of the health care system in the future.

•
Risks relating to any failure to properly maintain our information technology systems, our information security systems and our infrastructure to support our business and to protect the privacy and security of sensitive customer and business information.

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

Management’s Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our Company’s internal control over financial reporting includes those policies and procedures that pertain to the Company’s ability to record, process, summarize and report a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that the unauthorized acquisition, use or disposition of assets are prevented or timely detected and that transactions are authorized, recorded and reported properly to permit the preparation of financial statements in accordance with generally accepted accounting principles (GAAP) and receipt and expenditures are duly authorized. In order to ensure the Company’s internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 31, 2014.

We conducted an assessment of the effectiveness of our internal controls over financial reporting based on the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). This evaluation included review of the documentation, evaluation of the design effectiveness and testing of the operating effectiveness of controls. Our system of internal control over financial reporting is enhanced by periodic reviews by our internal auditors, written policies and procedures and a written Code of Conduct adopted by our Company’s Board of Directors, applicable to all employees of our Company. In addition, we have an internal Disclosure Committee, comprised of management from each functional area within the Company, which performs a separate review of our disclosure controls and procedures. There are inherent limitations in the effectiveness of any system of internal controls over financial reporting.

Based on our assessment, we conclude our Company’s internal control over financial reporting is effective and provides reasonable assurance that assets are safeguarded and that the financial records are reliable for preparing financial statements as of December 31, 2014.

Ernst & Young LLP, independent registered public accounting firm, is appointed by the Board of Directors and ratified by our Company’s shareholders. They were engaged to render an opinion regarding the fair presentation of our consolidated financial statements as well as conducting an audit of internal control over financial reporting. Their accompanying reports are based upon audits conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

February 10, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of CVS Health Corporation

We have audited CVS Health Corporation’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). CVS Health Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on CVS Health Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, CVS Health Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CVS Health Corporation as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2014 of CVS Health Corporation and our report dated February 10, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 10, 2015

Consolidated Statements of Income

	Year Ended December 31,
In millions, except per share amounts	2014	2013	2012
Net revenues	$139,367	$126,761	$123,120
Cost of revenues	114,000	102,978	100,632
Gross profit	25,367	23,783	22,488
Operating expenses	16,568	15,746	15,278
Operating profit	8,799	8,037	7,210
Interest expense, net	600	509	557
Loss on early extinguishment of debt	521	—	348
Income before income tax provision	7,678	7,528	6,305
Income tax provision	3,033	2,928	2,436
Income from continuing operations	4,645	4,600	3,869
Loss from discontinued operations, net of tax	(1)	(8)	(7)
Net income	4,644	4,592	3,862
Net loss attributable to noncontrolling interest	—	—	2
Net income attributable to CVS Health	$4,644	$4,592	$3,864
Basic earnings per share:
Income from continuing operations attributable to CVS Health	$3.98	$3.78	$3.05
Loss from discontinued operations attributable to CVS Health	$—	$(0.01)	$(0.01)
Net income attributable to CVS Health	$3.98	$3.77	$3.04
Weighted average shares outstanding	1,161	1,217	1,271
Diluted earnings per share:
Income from continuing operations attributable to CVS Health	$3.96	$3.75	$3.02
Loss from discontinued operations attributable to CVS Health	$—	$(0.01)	$(0.01)
Net income attributable to CVS Health	$3.96	$3.74	$3.02
Weighted average shares outstanding	1,169	1,226	1,280
Dividends declared per share	$1.10	$0.90	$0.65

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
In millions	2014	2013	2012
Net income	$4,644	$4,592	$3,862
Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax	(35)	(30)	—
Net cash flow hedges, net of tax	4	3	3
Pension and other postretirement benefits, net of tax	(37)	59	(12)
Total other comprehensive income (loss)	(68)	32	(9)
Comprehensive income	4,576	4,624	3,853
Comprehensive loss attributable to noncontrolling interest	—	—	2
Comprehensive income attributable to CVS Health	$4,576	$4,624	$3,855

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

	December 31,
In millions, except per share amounts	2014	2013
Assets:
Cash and cash equivalents	$2,481	$4,089
Short-term investments	34	88
Accounts receivable, net	9,687	8,729
Inventories	11,930	11,045
Deferred income taxes	985	902
Other current assets	866	472
Total current assets	25,983	25,325
Property and equipment, net	8,843	8,615
Goodwill	28,142	26,542
Intangible assets, net	9,774	9,529
Other assets	1,510	1,515
Total assets	$74,252	$71,526
Liabilities:
Accounts payable	$6,547	$5,548
Claims and discounts payable	5,404	4,548
Accrued expenses	5,816	4,768
Short-term debt	685	—
Current portion of long-term debt	575	561
Total current liabilities	19,027	15,425
Long-term debt	11,695	12,841
Deferred income taxes	4,036	3,901
Other long-term liabilities	1,531	1,421
Commitments and contingencies (Note 11)	—	—
Shareholders’ equity:
CVS Health shareholders’ equity:
Preferred stock, par value $0.01: 0.1 shares authorized; none issued or outstanding	—	—
Common stock, par value $0.01: 3,200 shares authorized; 1,691 shares issued and 1,140 shares outstanding at December 31, 2014 and 1,680 shares issued and 1,180 shares
outstanding at December 31, 2013	17	17
Treasury stock, at cost: 550 shares at December 31, 2014 and 500 shares at December 31,
2013	(24,078)	(20,169)
Shares held in trust: 1 share at December 31, 2014 and 2013	(31)	(31)
Capital surplus	30,418	29,777
Retained earnings	31,849	28,493
Accumulated other comprehensive income (loss)	(217)	(149)
Total CVS Health shareholders’ equity	37,958	37,938
Noncontrolling interest	5	—
Total shareholders’ equity	37,963	37,938
Total liabilities and shareholders’ equity	$74,252	$71,526

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,
In millions	2014	2013	2012
Cash flows from operating activities:
Cash receipts from customers	$132,406	$114,993	$113,205
Cash paid for inventory and prescriptions dispensed by retail network pharmacies	(105,362)	(91,178)	(90,032)
Cash paid to other suppliers and employees	(15,344)	(14,295)	(13,643)
Interest received	15	8	4
Interest paid	(647)	(534)	(581)
Income taxes paid	(2,931)	(3,211)	(2,282)
Net cash provided by operating activities	8,137	5,783	6,671
Cash flows from investing activities:
Purchases of property and equipment	(2,136)	(1,984)	(2,030)
Proceeds from sale-leaseback transactions	515	600	529
Proceeds from sale of property and equipment and other assets	11	54	23
Acquisitions (net of cash acquired) and other investments	(2,439)	(415)	(378)
Purchase of available-for-sale investments	(157)	(226)	—
Maturity of available-for-sale investments	161	136	—
Proceeds from sale of subsidiary	—	—	7
Net cash used in investing activities	(4,045)	(1,835)	(1,849)
Cash flows from financing activities:
Increase (decrease) in short-term debt	685	(690)	(60)
Proceeds from issuance of long-term debt	1,483	3,964	1,239
Repayments of long-term debt	(3,100)	—	(1,718)
Purchase of noncontrolling interest in subsidiary	—	—	(26)
Dividends paid	(1,288)	(1,097)	(829)
Proceeds from exercise of stock options	421	500	836
Excess tax benefits from stock-based compensation	106	62	28
Repurchase of common stock	(4,001)	(3,976)	(4,330)
Net cash used in financing activities	(5,694)	(1,237)	(4,860)
Effect of exchange rate changes on cash and cash equivalents	(6)	3	—
Net increase (decrease) in cash and cash equivalents	(1,608)	2,714	(38)
Cash and cash equivalents at the beginning of the year	4,089	1,375	1,413
Cash and cash equivalents at the end of the year	$2,481	$4,089	$1,375
Reconciliation of net income to net cash provided by operating activities:
Net income	$4,644	$4,592	$3,862
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,931	1,870	1,753
Stock-based compensation	165	141	132
Loss on early extinguishment of debt	521	—	348
Deferred income taxes and other noncash items	(58)	(86)	(111)
Change in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable, net	(737)	(2,210)	(387)
Inventories	(770)	12	(853)
Other current assets	(383)	105	3
Other assets	9	(135)	(99)
Accounts payable and claims and discounts payable	1,742	1,024	1,147
Accrued expenses	1,060	471	766
Other long-term liabilities	13	(1)	110
Net cash provided by operating activities	$8,137	$5,783	$6,671

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Shares			Dollars
	Year Ended December 31,			Year Ended December 31,
In millions	2014	2013	2012	2014	2013	2012
Common stock:
Beginning of year	1,680	1,667	1,640	$17	$17	$16
Stock options exercised and issuance of stock awards	11	13	27	—	—	1
End of year	1,691	1,680	1,667	$17	$17	$17
Treasury stock:
Beginning of year	(500)	(435)	(340)	$(20,169)	$(16,270)	$(11,953)
Purchase of treasury shares	(51)	(66)	(95)	(4,001)	(3,976)	(4,330)
Employee stock purchase plan issuances	1	1	1	92	77	47
Transfer of shares from shares held in trust	—	—	(1)	—	—	(34)
End of year	(550)	(500)	(435)	$(24,078)	$(20,169)	$(16,270)
Shares held in trust:
Beginning of year	(1)	(1)	(2)	$(31)	$(31)	$(56)
Transfer of shares to treasury stock	—	—	1	—	—	25
End of year	(1)	(1)	(1)	$(31)	$(31)	$(31)
Capital surplus:
Beginning of year				$29,777	$29,120	$28,126
Stock option activity and stock awards				535	588	955
Excess tax benefit on stock options and stock awards				106	69	28
Transfer of shares held in trust to treasury stock				—	—	9
Purchase of noncontrolling interest in subsidiary				—	—	2
End of year				$30,418	$29,777	$29,120
Retained earnings:
Beginning of year				$28,493	$24,998	$22,052
Changes in inventory accounting principles				—	—	(89)
Net income attributable to CVS Health				4,644	4,592	3,864
Common stock dividends				(1,288)	(1,097)	(829)
End of year				$31,849	$28,493	$24,998
Accumulated other comprehensive loss:
Beginning of year				$(149)	$(181)	$(172)
Foreign currency translation adjustments, net of tax				(35)	(30)	—
Net cash flow hedges, net of tax				4	3	3
Pension and other postretirement benefits, net of tax				(37)	59	(12)
End of year				$(217)	$(149)	$(181)
Total CVS Health shareholders’ equity				$37,958	$37,938	$37,653
Noncontrolling interest:
Beginning of year				$—	$—	$—
Business combinations				5	—	—
End of year				$5	$—	$—
Total shareholders’ equity				$37,963	$37,938	$37,653

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1     Significant Accounting Policies

Description of business - CVS Health Corporation and its subsidiaries (the “Company”) is the largest integrated pharmacy health care provider in the United States based upon revenues and prescriptions filled. The Company currently has three reportable business segments, Pharmacy Services, Retail Pharmacy and Corporate, which are described below.

Pharmacy Services Segment (the “PSS”) - The PSS provides a full range of pharmacy benefit management services including mail order pharmacy services, specialty pharmacy and infusion services, plan design and administration, formulary management and claims processing. The Company’s clients are primarily employers, insurance companies, unions, government employee groups, health plans, Managed Medicaid plans and other sponsors of health benefit plans and individuals throughout the United States.

As a pharmacy benefits manager, the PSS manages the dispensing of pharmaceuticals through the Company’s mail order pharmacies and national network of more than 68,000 retail pharmacies, consisting of approximately 41,000 chain pharmacies and 27,000 independent pharmacies, to eligible members in the benefits plans maintained by the Company’s clients and utilizes its information systems to perform, among other things, safety checks, drug interaction screenings and brand to generic substitutions.

The PSS’ specialty pharmacies support individuals that require complex and expensive drug therapies. The specialty pharmacy business includes mail order and retail specialty pharmacies that operate under the CVS/caremarkTM, CarePlus CVS/pharmacy® and Navarro® Health Services names. In January 2014, the Company enhanced its offerings of specialty infusion services and began offering enteral nutrition services through Coram LLC and its subsidiaries (See Note 2, “Coram Acquisition”).

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

The pharmacy services business operates under the CVS/caremarkTM Pharmacy Services, Caremark®, CVS/caremarkTM, CarePlus CVS/pharmacy®, RxAmerica®, Accordant®, SilverScript®, NovoLogix®, Coram®, CVS/specialtyTM and Navarro® Health Services names. As of December 31, 2014, the PSS operated 27 retail specialty pharmacy stores, 11 specialty mail order pharmacies and four mail order dispensing pharmacies, and 86 branches and six centers of excellence for infusion and enteral services located in 40 states, Puerto Rico and the District of Columbia.

Retail Pharmacy Segment (the “RPS”) - The RPS sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, photo finishing, seasonal merchandise, greeting cards and convenience foods, through the Company’s CVS/pharmacy®, CVS®, Longs Drugs®, Navarro® Discount Pharmacy and Drogaria OnofreTM retail stores and online through CVS.com®, Navarro.comTM and Onofre.com.brTM.

The RPS also provides health care services through its MinuteClinic® health care clinics. MinuteClinics are staffed by nurse practitioners and physician assistants who utilize nationally recognized protocols to diagnose and treat minor health conditions, perform health screenings, monitor chronic conditions and deliver vaccinations.

As of December 31, 2014, the retail pharmacy business included 7,822 retail drugstores (of which 7,765 operated a pharmacy) located in 44 states, the District of Columbia, Puerto Rico and Brazil operating primarily under the CVS/pharmacy, CVS, Longs Drugs, Navarro Discount Pharmacy and Drogaria Onofre names, the online retail websites, CVS.com, Navarro.com and Onofre.com.br, and 971 retail health care clinics operating under the MinuteClinic name (of which 963 were located in CVS/pharmacy stores).

Notes to Consolidated Financial Statements (continued)

Corporate Segment - The Corporate Segment provides management and administrative services to support the Company. The Corporate Segment consists of certain aspects of the Company’s executive management, corporate relations, legal, compliance, human resources, corporate information technology and finance departments.

Principles of consolidation - The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and variable interest entities for which the Company is the primary beneficiary. All intercompany balances and transactions have been eliminated.

The Company continually evaluates its investments to determine if they represent variable interests in a variable interest entity (“VIE”). If the Company determines that it has a variable interest in a VIE, the Company then evaluates if it is the primary beneficiary of the VIE. The evaluation is a qualitative assessment as to whether the Company has the ability to direct the activities of a VIE that most significantly impact the entity’s economic performance. The Company consolidates a VIE if it is considered to be the primary beneficiary.

Assets and liabilities of VIEs for which the Company is the primary beneficiary were not significant to the Company’s consolidated financial statements. VIE creditors do not have recourse against the general credit of the Company.

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

Short-term and long-term investments - The Company’s short-term investments consist of certificates of deposit with initial maturities of greater than three months when purchased that mature in less than one year from the balance sheet date. The Company’s long-term investments of $51 million at December 31, 2014, which are classified as noncurrent other assets within the accompanying consolidated balance sheet, consist of certificates of deposit. These investments, which were classified as available-for-sale within Level 1 of the fair value hierarchy, were carried at fair value, which approximated historical cost at December 31, 2014 and 2013.

Fair value of financial instruments - As of December 31, 2014, the Company’s financial instruments include cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable, contingent consideration liability and short-term debt. Due to the nature of these instruments, the Company’s carrying value approximates fair value. The carrying amount and estimated fair value of total long-term debt was $12.3 billion and $13.3 billion, respectively, as of December 31, 2014. The fair value of the Company’s long-term debt was estimated based on quoted rates currently offered in active markets for the Company’s debt, which is considered Level 1 of the fair value hierarchy. The Company had outstanding letters of credit, which guaranteed foreign trade purchases, with a fair value of $4 million as of December 31, 2014. There were no outstanding derivative financial instruments as of December 31, 2014 and 2013.

Notes to Consolidated Financial Statements (continued)

Foreign currency translation and transactions - For local currency functional currency, assets and liabilities are translated at end-of-period rates while revenues and expenses are translated at average rates in effect during the period. Equity is translated at historical rates and the resulting cumulative translation adjustments are included as a component of accumulated other comprehensive income (loss).

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

Gains and losses arising from foreign currency transactions and the effects of remeasurements were not material for all periods presented.

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

The activity in the allowance for doubtful accounts receivable for the years ended December 31 is as follows:

In millions	2014	2013	2012
Beginning balance	$256	$243	$189
Additions charged to bad debt expense	185	195	149
Write-offs charged to allowance	(185)	(182)	(95)
Ending balance	$256	$256	$243

Inventories - All inventories are stated at the lower of cost or market. Prescription drug inventories in the RPS and PSS are accounted for using the weighted average cost method. Front store inventories in the RPS stores are accounted for on a first-in, first-out basis using the retail inventory method. The RPS front store inventories in the distribution centers are accounted for using the cost method on a first-in, first-out basis. Physical inventory counts are taken on a regular basis in each store and a continuous cycle count process is the primary procedure used to validate the inventory balances on hand in each distribution center and mail facility to ensure that the amounts reflected in the accompanying consolidated financial statements are properly stated. During the interim period between physical inventory counts, the Company accrues for anticipated physical inventory losses on a location-by-location basis based on historical results and current trends.

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

The following are the components of property and equipment at December 31:

In millions	2014	2013
Land	$1,506	$1,460
Building and improvements	2,828	2,694
Fixtures and equipment	8,958	8,419
Leasehold improvements	3,626	3,320
Software	1,868	1,515
	18,786	17,408
Accumulated depreciation and amortization	(9,943)	(8,793)
Property and equipment, net	$8,843	$8,615

Notes to Consolidated Financial Statements (continued)

The gross amount of property and equipment under capital leases was $268 million and $260 million as of December 31, 2014 and 2013, respectively. Accumulated amortization of property and equipment under capital lease was $86 million and $74 million as of December 31, 2014 and 2013, respectively. Amortization of property and equipment under capital lease is included within depreciation expense. Depreciation expense totaled $1.4 billion in 2014 and 2013, and $1.3 billion in 2012.

Goodwill and other indefinitely-lived assets - Goodwill and other indefinitely-lived assets are not amortized, but are subject to impairment reviews annually, or more frequently if necessary. See Note 3 for additional information on goodwill and other indefinitely-lived assets.

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

Redeemable noncontrolling interest - In June 2012, the Company acquired the remaining 40% interest in Generation Health from minority shareholders and employee option holders for $26 million and $5 million, respectively, for a total of $31 million. The following is a reconciliation of the changes in the redeemable noncontrolling interest for the year ended December 31, 2012:

In millions
Balance, December 31, 2011	$30
Net loss attributable to noncontrolling interest	(2)
Purchase of noncontrolling interest	(26)
Reclassification to capital surplus in connection with purchase of
noncontrolling interest	(2)
Balance, December 31, 2012	$—

Revenue Recognition

Pharmacy Services Segment

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

Notes to Consolidated Financial Statements (continued)

•
Revenues generated from prescription drugs sold by third party pharmacies in the PSS’ retail pharmacy network and associated administrative fees are recognized at the PSS’ point-of-sale, which is when the claim is adjudicated by the PSS online claims processing system.

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

Medicare Part D - The PSS, through its SilverScript subsidiary, participates in the federal government’s Medicare Part D program as a Prescription Drug Plan (“PDP”). Net revenues include insurance premiums earned by the PDP, which are determined based on the PDP’s annual bid and related contractual arrangements with the Centers for Medicare and Medicaid Services (“CMS”). The insurance premiums include a direct premium paid by CMS and a beneficiary premium, which is the responsibility of the PDP member, but is subsidized by CMS in the case of low-income members. Premiums collected in advance are initially deferred in accrued expenses and are then recognized in net revenues over the period in which members are entitled to receive benefits.

In addition to these premiums, net revenues include co-payments, coverage gap benefits, deductibles and co-insurance (collectively, the “Member Co-Payments”) related to PDP members’ actual prescription claims. In certain cases, CMS subsidizes a portion of these Member Co-Payments and pays the PSS an estimated prospective Member Co-Payment subsidy amount each month. The prospective Member Co-Payment subsidy amounts received from CMS are also included in net revenues. SilverScript assumes no risk for these amounts. If the prospective Member Co-Payment subsidies received differ from the amounts based on actual prescription claims, the difference is recorded in either accounts receivable or accrued expenses.

The PSS accounts for CMS obligations and Member Co-Payments (including the amounts subsidized by CMS) using the gross method consistent with its revenue recognition policies for Mail Co-Payments and Retail Co-Payments (discussed previously in this document).

Retail Pharmacy Segment

The RPS recognizes revenue at the time the customer takes possession of the merchandise. Customer returns are not material. Revenue generated from the performance of services in the RPS’ health care clinics is recognized at the time the services are performed. Sales taxes are not included in revenue.

Loyalty Program - The Company’s customer loyalty program, ExtraCare®, is comprised of two components, ExtraSavingsTM and ExtraBucks® Rewards. ExtraSavings coupons redeemed by customers are recorded as a reduction of revenues when redeemed. ExtraBucks Rewards are accrued as a charge to cost of revenues when earned, net of estimated breakage. The Company determines breakage based on historical redemption patterns.

See Note 12 for additional information about the revenues of the Company’s business segments.

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

See Note 12 for additional information about the cost of revenues of the Company’s business segments.

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

Facility opening and closing costs - New facility opening costs, other than capital expenditures, are charged directly to expense when incurred. When the Company closes a facility, the present value of estimated unrecoverable costs, including the remaining lease obligation less estimated sublease income and the book value of abandoned property and equipment, are charged to expense. The long-term portion of the lease obligations associated with facility closings was $207 million and $246 million in 2014 and 2013, respectively.

Notes to Consolidated Financial Statements (continued)

Advertising costs - Advertising costs are expensed when the related advertising takes place. Advertising costs, net of vendor funding (included in operating expenses), were $212 million, $177 million and $221 million in 2014, 2013 and 2012, respectively.

Interest expense, net - Interest expense, net of capitalized interest, was $615 million, $517 million and $561 million, and interest income was $15 million, $8 million and $4 million in 2014, 2013 and 2012, respectively. Capitalized interest totaled $19 million, $25 million and $29 million in 2014, 2013 and 2012, respectively.

Shares held in trust - The Company maintains grantor trusts, which held approximately 1 million shares of its common stock at December 31, 2014 and 2013, respectively. These shares are designated for use under various employee compensation plans. Since the Company holds these shares, they are excluded from the computation of basic and diluted shares outstanding.

Accumulated other comprehensive income - Accumulated other comprehensive income (loss) consists of changes in the net actuarial gains and losses associated with pension and other postretirement benefit plans, losses on derivatives from cash flow hedges executed in previous years associated with the issuance of long-term debt, and foreign currency translation adjustments. The amount included in accumulated other comprehensive loss related to the Company’s pension and postretirement plans was $234 million pre-tax ($143 million after-tax) as of December 31, 2014 and $172 million pre-tax ($106 million after-tax) as of December 31, 2013. The net impact on cash flow hedges totaled $16 million pre-tax ($9 million after-tax) and $22 million pre-tax ($13 million after-tax) as of December 31, 2014 and 2013, respectively. Cumulative foreign currency translation adjustments at December 31, 2014 and 2013 were $65 million and $30 million, respectively.

Changes in accumulated other comprehensive income (loss) by component are shown below:

	Year Ended December 31, 2014(1)
In millions	Foreign Currency	Losses on Cash Flow Hedges	Pension and Other Postretirement Benefits	Total
Balance, December 31, 2013	$(30)	$(13)	$(106)	$(149)
Other comprehensive income (loss) before reclassifications	(35)	—	—	(35)
Amounts reclassified from accumulated other comprehensive income (2)	—	4	(37)	(33)
Net other comprehensive income (loss)	(35)	4	(37)	(68)
Balance, December 31, 2014	$(65)	$(9)	$(143)	$(217)

	Year Ended December 31, 2013(1)
	Foreign Currency	Losses on Cash Flow Hedges	Pension and Other Postretirement Benefits	Total
Balance, December 31, 2012	$—	$(16)	$(165)	$(181)
Other comprehensive income (loss) before reclassifications	(30)	—	—	(30)
Amounts reclassified from accumulated other comprehensive income (2)	—	3	59	62
Net other comprehensive income (loss)	(30)	3	59	32
Balance, December 31, 2013	$(30)	$(13)	$(106)	$(149)

(1)	All amounts are net of tax.

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

Notes to Consolidated Financial Statements (continued)

Variable Interest Entity - In July 2014, the Company and Cardinal Health, Inc. (“Cardinal”) established Red Oak Sourcing, LLC (“Red Oak”), a generic pharmaceutical sourcing entity in which the Company and Cardinal each own 50%. The Red Oak arrangement has an initial term of ten years. Under this arrangement, the Company and Cardinal contributed their sourcing and supply chain expertise to Red Oak and agreed to source and negotiate generic pharmaceutical supply contracts for both companies through Red Oak; however, Red Oak does not own or hold inventory on behalf of either company. No physical assets (e.g., property and equipment) were contributed to Red Oak by either company and minimal funding was provided to capitalize Red Oak.

The Company has determined that it is the primary beneficiary of this variable interest entity because it has the ability to direct the activities of Red Oak. Consequently, the Company consolidates Red Oak in its consolidated financial statements within the Retail Pharmacy Segment. Revenues associated with Red Oak expenses reimbursed by Cardinal for the year ended December 31, 2014 and amounts due to Cardinal from Red Oak at December 31, 2014 were immaterial.

Cardinal is required to pay the Company 39 quarterly payments of $25.6 million which commenced in October 2014 and, if certain milestones are achieved, it will pay additional predetermined quarterly amounts to the Company beginning in the third quarter of 2015. The payments will reduce the Company’s carrying cost of inventory and will be recognized in cost of revenues when the related inventory is sold.

Related party transactions - The Company has an equity method investment in SureScripts, LLC (“SureScripts”), which operates a clinical health information network. The Pharmacy Services and Retail Pharmacy segments utilize this clinical health information network in providing services to its client plan members and retail customers. The Company expensed fees of approximately $50 million, $48 million and $32 million in the years ended December 31, 2014, 2013 and 2012, respectively, for the use of this network.

The Company’s investment in and equity in earnings in SureScripts for all periods presented is immaterial.

In September 2014, the Company made a charitable contribution of $25 million to the CVS Foundation (formerly CVS Caremark Charitable Trust, Inc.) (the “Foundation”) to fund future giving. The Foundation is a non-profit entity that focuses on health, education and community involvement programs. The charitable contribution was recorded as an operating expense in the consolidated statement of income for the year ended December 31, 2014.

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

Below is a summary of the results of discontinued operations for the years ended December 31:

In millions	2014	2013	2012
Loss on disposal	$(1)	$(12)	$(12)
Income tax benefit	—	4	5
Loss from discontinued operations, net of tax	$(1)	$(8)	$(7)

Earnings per common share - Earnings per share is computed using the two-class method. Options to purchase 2.1 million, 6.2 million and 5.9 million shares of common stock were outstanding as of December 31, 2014, 2013 and 2012, respectively, but were not included in the calculation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

Notes to Consolidated Financial Statements (continued)

New Accounting Pronouncement - In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU No. 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This new guidance is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016; early adoption is not permitted. Companies have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. This update could impact the timing and amounts of revenue recognized. The Company is currently evaluating the effect that implementation of this update will have on its consolidated financial position and results of operations upon adoption and the method of transition.

2      Coram Acquisition

On January 16, 2014, the Company acquired 100% of the voting interests of Coram LLC and its subsidiaries (collectively, “Coram”), the specialty infusion services and enteral nutrition business unit of Apria Healthcare Group Inc. (“Apria”), for cash consideration of approximately $2.1 billion, plus contingent consideration of approximately $0.1 billion. The purchase price was also subject to a working capital adjustment, which resulted in the Company receiving $9 million from Apria. Coram is one of the nation’s largest providers of comprehensive infusion services, caring for approximately 240,000 patients annually. Coram has approximately 4,600 employees, including approximately 600 nurses and 250 dietitians, operating primarily through 84 branch locations and six centers of excellence for patient intake.

The contingent consideration is based on the Company’s future realization of Coram’s tax net operating loss carryforwards (“NOLs”) as of the date of the acquisition. The Company will pay the seller the first $60 million in tax savings realized from the future utilization of the Coram NOLs, plus 50% of any additional future tax savings from the remaining NOLs. The fair value of the contingent consideration liability associated with the future realization of the Coram NOLs was determined using Level 3 inputs based on the present value of contingent payments expected to be made based on the Company’s estimate of the amount and timing of Coram NOLs that will ultimately be realized. The change in fair value of the contingent consideration liability recognized in earnings for the year ended December 31, 2014 was immaterial.

The following is a summary of the fair values of the assets acquired and liabilities assumed:

In millions
Accounts receivable	$215
Inventory	77
Other assets	10
Property and equipment	49
Intangible assets	537
Goodwill	1,566
Current liabilities	(128)
Deferred tax liabilities, net	(97)
Other noncurrent liabilities	(91)
Noncontrolling interest	(2)
Total consideration	$2,136

The goodwill represents future economic benefits expected to arise from the Company’s expanded presence in the specialty pharmaceuticals market, the assembled workforce acquired, and the expected synergies from combining operations with Coram. The goodwill is nondeductible for income tax purposes.

Coram’s results of operations are included in the Company’s PSS beginning on January 16, 2014. Pro forma information for this acquisition is not presented as Coram’s results are immaterial to the Company’s consolidated financial statements. During the year ended December 31, 2014, acquisition costs of $15 million were expensed as incurred within operating expenses.

Notes to Consolidated Financial Statements (continued)

3                 Goodwill and Other Intangibles

Goodwill and other indefinitely-lived assets are not amortized, but are subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate an impairment may exist.

When evaluating goodwill for potential impairment, the Company first compares the fair value of its two reporting units, the PSS and RPS, to their respective carrying amounts. The Company estimates the fair value of its reporting units using a combination of a future discounted cash flow valuation model and a comparable market transaction model. If the estimated fair value of the reporting unit is less than its carrying amount, an impairment loss calculation is prepared. The impairment loss calculation compares the implied fair value of a reporting unit’s goodwill with the carrying amount of its goodwill. If the carrying amount of the goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to the excess. During the third quarter of 2014, the Company performed its required annual goodwill impairment tests. The Company concluded there were no goodwill impairments as of the testing date.

Below is a summary of the changes in the carrying amount of goodwill by segment for the years ended December 31, 2014 and 2013:

In millions	Pharmacy Services	Retail Pharmacy	Total
Balance, December 31, 2012	$19,646	$6,749	$26,395
Acquisitions	13	160	173
Foreign currency translation adjustments	—	(25)	(25)
Other (1)	(1)	—	(1)
Balance, December 31, 2013	19,658	6,884	26,542
Acquisitions	1,578	38	1,616
Foreign currency translation adjustments	—	(14)	(14)
Other (1)	(2)	—	(2)
Balance, December 31, 2014	$21,234	$6,908	$28,142

(1) “Other” represents immaterial purchase accounting adjustments for acquisitions.

Indefinitely-lived intangible assets are tested for impairment by comparing the estimated fair value of the asset to its carrying value. The Company estimates the fair value of its indefinitely-lived trademark using the relief from royalty method under the income approach. If the carrying value of the asset exceeds its estimated fair value, an impairment loss is recognized and the asset is written down to its estimated fair value. During the third quarter of 2014, the Company performed its annual impairment test of the indefinitely-lived trademark and concluded there was no impairment as of the testing date. The carrying amount of its indefinitely-lived trademark was $6.4 billion as of December 31, 2014 and 2013.

The Company amortizes intangible assets with finite lives over the estimated useful lives of the respective assets, which have a weighted average useful life of 13.6 years. The weighted average useful lives of the Company’s customer contracts and relationships and covenants not to compete are 13.2 years. The weighted average lives of the Company’s favorable leases and other intangible assets are 16.3 years. Amortization expense for intangible assets totaled $518 million, $494 million and $486 million in 2014, 2013 and 2012, respectively. The anticipated annual amortization expense for these intangible assets for the next five years is as follows:

In millions
2015	$486
2016	$456
2017	$433
2018	$415
2019	$383

Notes to Consolidated Financial Statements (continued)

The following table is a summary of the Company’s intangible assets as of December 31:

	2014			2013
In millions	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark (indefinitely-lived)	$6,398	$—	$6,398	$6,398	$—	$6,398
Customer contracts and relationships and covenants not to compete	6,521	(3,549)	2,972	5,840	(3,083)	2,757
Favorable leases and other	880	(476)	404	800	(426)	374
	$13,799	$(4,025)	$9,774	$13,038	$(3,509)	$9,529

4      Share Repurchase Programs

The following share repurchase programs were authorized by the Company’s Board of Directors:

Authorization Date	Amount of Authorization
In billions
December 15, 2014 (“2014 Repurchase Program”)	$10.0
December 17, 2013 (“2013 Repurchase Program”)	$6.0
September 19, 2012 (“2012 Repurchase Program”)	$6.0
August 23, 2011 (“2011 Repurchase Program”)	$4.0

The share Repurchase Programs, each of which was effective immediately, permit the Company to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase (“ASR”) transactions, and/or other derivative transactions. The 2014 and 2013 Repurchase Programs may be modified or terminated by the Board of Directors at any time. The 2012 and 2011 Repurchase Programs have been completed, as described below.

Pursuant to the authorization under the 2013 Repurchase Programs, effective January 2, 2015, the Company entered into a $2.0 billion fixed dollar ASR agreement with J.P. Morgan Chase Bank (“JP Morgan”). Upon payment of the $2.0 billion purchase price on January 5, 2015, the Company received a number of shares of its common stock equal to 80% of the $2.0 billion notional amount of the ASR agreement or approximately 16.8 million shares at a price of $94.49 per share. At the conclusion of the ASR program, the Company may receive additional shares equal to the remaining 20% of the $2.0 billion notional amount. The ultimate number of shares the Company may receive will fluctuate based on changes in the daily volume-weighted average price of the Company’s stock over a period beginning on January 2, 2015 and ending on or before April 26, 2015. If the mean daily volume-weighted average price of the Company’s common stock, less a discount (the “forward price”), during the ASR program falls below $94.49 per share, the Company will receive a higher number of shares from JP Morgan. If the forward price rises above $94.49 per share, the Company will either receive fewer shares from JP Morgan or, potentially have an obligation to JP Morgan which, at the Company’s option, could be settled in additional cash or by issuing shares. Under the terms of the ASR agreement, the maximum number of shares that could be received or delivered is 42.0 million. The initial 16.8 million shares of common stock delivered to the Company by JP Morgan were placed into treasury stock in January 2015.

Pursuant to the authorization under the 2012 Repurchase Program, effective October 1, 2013, the Company entered into a $1.7 billion fixed dollar ASR agreement with Barclays Bank PLC (“Barclays”). Upon payment of the $1.7 billion purchase price on October 1, 2013, the Company received a number of shares of its common stock equal to 50% of the $1.7 billion notional amount of the ASR agreement or approximately 14.9 million shares at a price of $56.88 per share. The Company received approximately 11.7 million shares of common stock on December 30, 2013 at an average price of $63.83 per share, representing the remaining 50% of the $1.7 billion notional amount of the ASR agreement and thereby concluding the agreement. The total of 26.6 million shares of common stock delivered to the Company by Barclays over the term of the October 2013 ASR agreement were placed into treasury stock.

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

Notes to Consolidated Financial Statements (continued)

representing the remaining 50% of the $1.2 billion notional amount of the ASR agreement and thereby concluding the agreement. The total of 25.6 million shares of common stock delivered to the Company by Barclays over the term of the September 2012 ASR agreement were placed into treasury stock.

Each of the ASR transactions described above were accounted for as an initial treasury stock transaction and a forward contract. The forward contract was classified as an equity instrument. The initial repurchase of the shares and delivery of the remainder of the shares to conclude each ASR, resulted in an immediate reduction of the outstanding shares used to calculate the weighted average common shares outstanding for basic and diluted earnings per share.

During the year ended December 31, 2014, the Company repurchased an aggregate of 51.4 million shares of common stock for approximately $4.0 billion under the 2013 and 2012 Repurchase Programs. As of December 31, 2014, there remained an aggregate of approximately $12.7 billion available for future repurchases under the 2014 and 2013 Repurchase Programs, $2.0 billion of which was used for the ASR effective January 2, 2015 described above. As of December 31, 2014, the 2012 Repurchase Program was complete.

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

5    Borrowing and Credit Agreements

The following table is a summary of the Company’s borrowings as of December 31:

In millions	2014	2013
Commercial paper	$685	$—
4.875% senior notes due 2014	—	550
3.25% senior notes due 2015	550	550
6.125% senior notes due 2016	421	421
1.2% senior notes due 2016	750	750
5.75% senior notes due 2017	1,080	1,310
2.25% senior notes due 2018	1,250	1,250
6.6% senior notes due 2019	394	394
2.25% senior notes due 2019	850	—
4.75% senior notes due 2020	450	450
4.125% senior notes due 2021	550	550
2.75% senior notes due 2022	1,250	1,250
4.0% senior notes due 2023	1,250	1,250
3.375% senior notes due 2024	650	—
6.25% senior notes due 2027	453	1,000
6.125% senior notes due 2039	734	1,500
5.75% senior notes due 2041	493	950
5.3% senior notes due 2043	750	750
Capital lease obligations	391	390
Other	4	87
	12,955	13,402
Less:
Short-term debt (commercial paper)	(685)	—
Current portion of long-term debt	(575)	(561)
Long-term debt	$11,695	$12,841

Notes to Consolidated Financial Statements (continued)

The Company had $685 million of commercial paper outstanding at a weighted average interest rate of 0.55% as of December 31, 2014. In connection with its commercial paper program, the Company maintains a $1.25 billion, five-year unsecured back-up credit facility, which expires on February 17, 2017, a $1.0 billion, five-year unsecured back-up credit facility, which expires on May 23, 2018, and a $1.25 billion, five-year unsecured back-up credit facility, which expires on July 24, 2019. The credit facilities allow for borrowings at various rates that are dependent, in part, on the Company’s public debt ratings and require the Company to pay a weighted average quarterly facility fee of approximately 0.03%, regardless of usage. As of December 31, 2014, there were no borrowings outstanding under the back-up credit facilities. The weighted average interest rate for short-term debt outstanding during the year ended December 31, 2014 and 2013 was 0.36% and 0.27%, respectively.

On August 7, 2014, the Company issued $850 million of 2.25% unsecured senior notes due August 12, 2019 and $650 million of 3.375% unsecured senior notes due August 12, 2024 (collectively, the “2014 Notes”) for total proceeds of approximately $1.5 billion, net of discounts and underwriting fees. The 2014 Notes pay interest semi-annually and may be redeemed, in whole at any time, or in part from time to time, at the Company’s option at a defined redemption price plus accrued and unpaid interest to the redemption date. The net proceeds of the 2014 Notes were used for general corporate purposes and to repay certain corporate debt.

On August 7, 2014, the Company announced tender offers for any and all of the 6.25% Senior Notes due 2027, and up to a maximum amount of the 6.125% Senior Notes due 2039, the 5.75% Senior Notes due 2041 and the 5.75% Senior Notes due 2017, for up to an aggregate principal amount of $1.5 billion. On August 21, 2014, the Company increased the aggregate principal amount of the tender offers to $2.0 billion and completed the repurchase for the maximum amount on September 4, 2014. The Company paid a premium of $490 million in excess of the debt principal in connection with the tender offers, wrote off $26 million of unamortized deferred financing costs and incurred $5 million in fees, for a total loss on the early extinguishment of debt of $521 million. The loss was recorded in income from continuing operations on the consolidated statement of income for the year ended December 31, 2014.

During the year ended December 31, 2014, the Company repurchased the remaining $41 million of outstanding Enhanced Capital Advantage Preferred Securities (“ECAPS”) at par. The fees and write-off of deferred issuance costs associated with the early extinguishment of the ECAPS were immaterial.

On December 2, 2013, the Company issued $750 million of 1.2% unsecured senior notes due December 5, 2016; $1.25 billion of 2.25% unsecured senior notes due December 5, 2018; $1.25 billion of 4.0% unsecured senior notes due December 5, 2023; and $750 million of 5.3% unsecured senior notes due December 5, 2043 (the “2013 Notes”) for total proceeds of approximately $4.0 billion, net of discounts and underwriting fees. The 2013 Notes pay interest semi-annually and may be redeemed, in whole at any time, or in part from time to time, at the Company’s option at a defined redemption price plus accrued and unpaid interest to the redemption date. The net proceeds of the 2013 Notes were used to repay commercial paper outstanding at the time of issuance and to fund the acquisition of Coram LLC in January 2014. The remainder was used for general corporate purposes.

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

On November 26, 2012, the Company announced tender offers for any and all of the 6.6% Senior Notes due 2019, and up to a maximum amount of the 6.125% Senior Notes due 2016 and 5.75% Senior Notes due 2017, for up to an aggregate principal amount of $1.0 billion. In December 2012, the Company increased the aggregate principal amount of the tender offers to $1.325 billion and completed the repurchase for the maximum amount. The Company paid a premium of $332 million in excess of the debt principal in connection with the tender offers, wrote off $13 million of unamortized deferred financing costs and incurred $3 million in fees, for a total loss on the early extinguishment of debt of $348 million. The loss was recorded in income from continuing operations on the consolidated statement of income for the year ended December 31, 2012.

The credit facilities, back-up credit facilities and unsecured senior notes contain customary restrictive financial and operating covenants. The covenants do not materially affect the Company’s financial or operating flexibility.

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2014 are $575 million in 2015, $1.2 million in 2016, $1.1 billion in 2017, $1.3 billion in 2018 and $1.3 billion in 2019.

Notes to Consolidated Financial Statements (continued)

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

The following table is a summary of the Company’s net rental expense for operating leases for the years ended December 31:

In millions	2014	2013	2012
Minimum rentals	$2,320	$2,210	$2,165
Contingent rentals	36	41	48
	2,356	2,251	2,213
Less: sublease income	(21)	(21)	(20)
	$2,335	$2,230	$2,193

The following table is a summary of the future minimum lease payments under capital and operating leases as of December 31, 2014:

In millions	Capital Leases	Operating Leases(1)
2015	$47	$2,279
2016	47	2,220
2017	47	2,121
2018	48	2,007
2019	48	1,861
Thereafter	573	16,794
Total future lease payments	810	$27,282
Less: imputed interest	(419)
Present value of capital lease obligations	$391

(1)	Future operating lease payments have not been reduced by minimum sublease rentals of $203 million due in the future under noncancelable subleases.

The Company finances a portion of its store development program through sale-leaseback transactions. The properties are generally sold at net book value, which generally approximates fair value, and the resulting leases generally qualify and are accounted for as operating leases. The operating leases that resulted from these transactions are included in the above table. The Company does not have any retained or contingent interests in the stores and does not provide any guarantees, other than a guarantee of lease payments, in connection with the sale-leaseback transactions. Proceeds from sale-leaseback transactions totaled $515 million in 2014, $600 million in 2013 and $529 million in 2012.

7                 Medicare Part D

The Company offers Medicare Part D benefits through SilverScript, which has contracted with CMS to be a PDP and, pursuant to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, must be a risk-bearing entity regulated under state insurance laws or similar statutes.

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

As of December 31, 2014 and 2013, amounts due from CMS included in accounts receivable were $1.8 billion and $2.4 billion, respectively.

8                   Pension Plans and Other Postretirement Benefits

Defined Contribution Plans

The Company sponsors voluntary 401(k) savings plans that cover all employees who meet plan eligibility requirements. The Company makes matching contributions consistent with the provisions of the plans.

At the participant’s option, account balances, including the Company’s matching contribution, can be transferred without restriction among various investment options, including the Company’s common stock fund under one of the defined contribution plans. The Company also maintains a nonqualified, unfunded Deferred Compensation Plan for certain key employees. This plan provides participants the opportunity to defer portions of their eligible compensation and receive matching contributions equivalent to what they could have received under the CVS Health 401(k) Plan absent certain restrictions and limitations under the Internal Revenue Code. The Company’s contributions under the above defined contribution plans were $238 million, $235 million and $199 million in 2014, 2013 and 2012, respectively.

Other Postretirement Benefits

The Company provides postretirement health care and life insurance benefits to certain retirees who meet eligibility requirements. The Company’s funding policy is generally to pay covered expenses as they are incurred. For retiree medical plan accounting, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. As of December 31, 2014 and 2013, the Company’s other postretirement benefits have an accumulated postretirement benefit obligation of $31 million and $27 million, respectively. Net periodic benefit costs related to these other postretirement benefits were $1 million in 2014, $11 million in 2013, and $1 million in 2012. The net periodic benefit costs for 2013 include a settlement loss of $8 million.

Pursuant to various labor agreements, the Company also contributes to multiemployer health and welfare plans that cover certain union-represented employees. The plans provide postretirement health care and life insurance benefits to certain employees who meet eligibility requirements. Total Company contributions to multiemployer health and welfare plans were $58 million, $55 million and $50 million in 2014, 2013 and 2012, respectively.

Pension Plans

During the years ended December 31, 2014, 2013 and 2012, the Company sponsored nine defined benefit pension plans. Four of the plans are tax-qualified plans that are funded based on actuarial calculations and applicable federal laws and regulations. The other five plans are unfunded nonqualified supplemental retirement plans. Most of the plans were frozen in prior periods.

As of December 31, 2014, the Company’s pension plans had a projected benefit obligation of $796 million and plan assets of $635 million. As of December 31, 2013, the Company’s pension plans had a projected benefit obligation of $694 million and plan assets of $568 million. Actual return on plan assets was $75 million and $49 million in 2014 and 2013, respectively. Net periodic pension costs related to these pension plans were $21 million, $19 million and $31 million in 2014, 2013 and 2012, respectively. The net periodic pension costs for 2012 include a curtailment loss of $2 million.

The discount rate is determined by examining the current yields observed on the measurement date of fixed-interest, high quality investments expected to be available during the period to maturity of the related benefits on a plan by plan basis. The discount rate for the plans was 4.0% in 2014 and 4.75% in 2013. The expected long-term rate of return on plan assets is determined by using the plan’s target allocation and historical returns for each asset class on a plan by plan basis. The expected long-term rate of return for the plans ranged from 5.75% to 7.25% in 2014 and was 7.25% for all plans in 2013 and 2012.

Notes to Consolidated Financial Statements (continued)

Historically, the Company used an investment strategy which emphasized equities in order to produce higher expected returns, and in the long run, lower expected expense and cash contribution requirements. The qualified pension plan asset allocation targets were 50% equity and 50% fixed income for 2012. Beginning in 2013, the Company changed its investment strategy to be liability management driven. The qualified pension plan asset allocation targets in 2014 and 2013 were revised to hold more fixed income investments based on the change in the investment strategy. Investment allocations for the four qualified defined benefit plans range from 70% to 85% in fixed income and 15% to 30% in equities as of December 31, 2014.

As of December 31, 2014, the Company’s qualified defined benefit pension plan assets consisted of 18% equity, 81% fixed income and 1% money market securities of which 14% were classified as Level 1 and 86% as Level 2 in the fair value hierarchy. The Company’s qualified defined benefit pension plan assets as of December 31, 2013 consisted of 23% equity, 76% fixed income and 1% money market securities of which 17% were classified as Level 1 and 83% as Level 2 in the fair value hierarchy.

The Company contributed $42 million, $33 million and $36 million to the pension plans during 2014, 2013 and 2012, respectively. The Company plans to make approximately $36 million in contributions to the pension plans during 2015.

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

None of the multiemployer pension plans in which the Company participates are individually significant to the Company. Total Company contributions to multiemployer pension plans were $14 million, $13 million and $12 million in 2014, 2013 and 2012, respectively.

9          Stock Incentive Plans

Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable requisite service period of the stock award (generally three to five years) using the straight-line method.

Compensation expense related to stock options, which includes the Employee Stock Purchase Plan (the “ESPP”) totaled $103 million, $100 million and $102 million for 2014, 2013 and 2012, respectively. The recognized tax benefit was $33 million, $32 million and $33 million for 2014, 2013 and 2012, respectively. Compensation expense related to restricted stock awards totaled $62 million, $41 million and $30 million for 2014, 2013 and 2012, respectively.

The ESPP provides for the purchase of up to 15 million shares of common stock. In March 2013, the Board of Directors approved an amendment to the ESPP to provide an additional 15 million shares of common stock for issuance. Under the ESPP, eligible employees may purchase common stock at the end of each six month offering period at a purchase price equal to 85% of the lower of the fair market value on the first day or the last day of the offering period. During 2014, approximately 2 million shares of common stock were purchased under the provisions of the ESPP at an average price of $54.12 per share. As of December 31, 2014, approximately 15 million shares of common stock were available for issuance under the ESPP.

The fair value of stock-based compensation associated with the ESPP is estimated on the date of grant (the first day of the six month offering period) using the Black-Scholes Option Pricing Model.

Notes to Consolidated Financial Statements (continued)

The following table is a summary of the assumptions used to value the ESPP awards for each of the respective periods:

	2014	2013	2012
Dividend yield(1)	0.75%	0.86%	0.73%
Expected volatility(2)	14.87%	16.94%	22.88%
Risk-free interest rate(3)	0.08%	0.10%	0.10%
Expected life (in years)(4)	0.5	0.5	0.5
Weighted-average grant date fair value	$13.74	$10.08	$9.22

(1)	The dividend yield is calculated based on semi-annual dividends paid and the fair market value of the Company’s stock at the grant date.

(2)	The expected volatility is based on the historical volatility of the Company’s daily stock market prices over the previous six month period.

(3)	The risk-free interest rate is based on the Treasury constant maturity interest rate whose term is consistent with the expected term of ESPP options (i.e., 6 months).

(4)	The expected life is based on the semi-annual purchase period.

The terms of the Company’s Incentive Compensation Plan (“ICP”) provide for grants of annual incentive and long-term performance awards to executive officers and other officers and employees of the Company or any subsidiary of the Company. Payment of such annual incentive and long-term performance awards will be in cash, stock, other awards or other property, at the discretion of the Management Planning and Development Committee of the Company’s Board of Directors. The ICP allows for a maximum of 74 million shares to be reserved and available for grants. The ICP is the only compensation plan under which the Company grants stock options, restricted stock and other stock-based awards to its employees, with the exception of the Company’s ESPP. In November 2012, the Company’s Board of Directors approved an amendment to the ICP to eliminate the share recycling provision of the ICP. As of December 31, 2014, there were approximately 30 million shares available for future grants under the ICP.

The Company’s restricted awards are considered nonvested share awards and require no payment from the employee. Compensation cost is recorded based on the market price of the Company’s common stock on the grant date and is recognized on a straight-line basis over the requisite service period. The Company granted 2,708,000, 1,715,000 and 1,811,000 restricted stock units with a weighted average fair value of $73.60, $54.30 and $44.80 in 2014, 2013 and 2012, respectively. As of December 31, 2014, there was $190 million of total unrecognized compensation cost related to the restricted stock units that are expected to vest. These costs are expected to be recognized over a weighted-average period of 2.7 years. The total fair value of restricted shares vested during 2014, 2013 and 2012 was $57 million, $41 million and $81 million, respectively.

The following table is a summary of the restricted stock unit and restricted share award activity for the year ended December 31, 2014.

Units in thousands	Units	Weighted Average Grant Date Fair Value
Nonvested at beginning of year	3,021	$38.56
Granted	2,708	$73.60
Vested	(803)	$73.11
Forfeited	(249)	$57.58
Nonvested at end of year	4,677	$51.90

All grants under the ICP are awarded at fair market value on the date of grant. The fair value of stock options is estimated using the Black-Scholes Option Pricing Model and stock-based compensation is recognized on a straight-line basis over the requisite service period. Stock options granted generally become exercisable over a four-year period from the grant date. Stock options generally expire seven years after the grant date.

Excess tax benefits of $106 million, $62 million and $28 million were included in financing activities in the accompanying consolidated statements of cash flow during 2014, 2013 and 2012, respectively. Cash received from stock options exercised, which includes the ESPP, totaled $421 million, $500 million and $836 million during 2014, 2013 and 2012, respectively. The total intrinsic value of stock options exercised was $372 million, $282 million and $321 million in 2014, 2013 and 2012, respectively. The total fair value of stock options vested during 2014, 2013 and 2012 was $292 million, $329 million and $386 million, respectively.

Notes to Consolidated Financial Statements (continued)

The fair value of each stock option is estimated using the Black-Scholes option pricing model based on the following assumptions at the time of grant:

	2014	2013	2012
Dividend yield(1)	1.47%	1.65%	1.44%
Expected volatility(2)	19.92%	30.96%	32.49%
Risk-free interest rate(3)	1.35%	0.73%	0.84%
Expected life (in years)(4)	4.0	4.7	4.7
Weighted-average grant date fair value	$11.04	$12.50	$11.12

(1)	The dividend yield is based on annual dividends paid and the fair market value of the Company’s stock at the grant date.

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

As of December 31, 2014, unrecognized compensation expense related to unvested options totaled $121 million, which the Company expects to be recognized over a weighted-average period of 1.7 years. After considering anticipated forfeitures, the Company expects approximately 16 million of the unvested stock options to vest over the requisite service period.

The following table is a summary of the Company’s stock option activity for the year ended December 31, 2014:

Shares in thousands	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2013	34,738	$41.40
Granted	4,525	$74.96
Exercised	(9,563)	$37.30
Forfeited	(1,202)	$50.15
Expired	(332)	$36.93
Outstanding at December 31, 2014	28,166	$47.87	4.15	$1,364,408,886
Exercisable at December 31, 2014	11,634	$37.86	2.82	$679,995,090
Vested at December 31, 2014 and expected to vest in the future	27,394	$47.51	4.11	$1,336,774,863

10                   Income Taxes

The income tax provision for continuing operations consisted of the following for the years ended December 31:

In millions	2014	2013	2012
Current:
Federal	$2,581	$2,623	$2,226
State	495	437	410
	3,076	3,060	2,636
Deferred:
Federal	(43)	(115)	(182)
State	—	(17)	(18)
	(43)	(132)	(200)
Total	$3,033	$2,928	$2,436

Notes to Consolidated Financial Statements (continued)

The following table is a reconciliation of the statutory income tax rate to the Company’s effective income tax rate for continuing operations for the years ended December 31:

	2014	2013	2012
Statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	4.3	4.0	3.9
Other	0.2	(0.1)	(0.3)
Effective income tax rate	39.5%	38.9%	38.6%

The following table is a summary of the significant components of the Company’s deferred tax assets and liabilities as of December 31:

In millions	2014	2013
Deferred tax assets:
Lease and rents	$396	$344
Employee benefits	311	213
Allowance for doubtful accounts	164	172
Retirement benefits	80	79
Net operating losses	74	10
Depreciation	—	192
Deferred income	261	220
Other	297	378
Valuation allowance	(5)	(3)
Total deferred tax assets	1,578	1,605
Deferred tax liabilities:
Inventories	(18)	(69)
Depreciation and amortization	(4,572)	(4,512)
Total deferred tax liabilities	(4,590)	(4,581)
Net deferred tax liabilities	$(3,012)	$(2,976)

Net deferred tax assets (liabilities) are presented on the consolidated balance sheets as follows:

In millions	2014	2013
Deferred tax assets—current	$985	$902
Deferred tax assets—noncurrent (included in other assets)	39	23
Deferred tax liabilities—noncurrent	(4,036)	(3,901)
Net deferred tax liabilities	$(3,012)	$(2,976)

The Company believes that it is more likely than not the deferred tax assets will be realized during future periods.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In millions	2014	2013	2012
Beginning balance	$117	$80	$38
Additions based on tax positions related to the current year	32	19	15
Additions based on tax positions related to prior years	70	37	42
Reductions for tax positions of prior years	(15)	(1)	(2)
Expiration of statutes of limitation	(15)	(17)	(12)
Settlements	(1)	(1)	(1)
Ending balance	$188	$117	$80

Notes to Consolidated Financial Statements (continued)

The Company and most of its subsidiaries are subject to U.S. federal income tax as well as income tax of numerous state and local jurisdictions. The Internal Revenue Service (“IRS”) is currently examining the Company’s 2012, 2013 and 2014 consolidated U.S. federal income tax returns under its Compliance Assurance Process (“CAP”) program. The CAP program is a voluntary program under which participating taxpayers work collaboratively with the IRS to identify and resolve potential tax issues through open, cooperative and transparent interaction prior to the filing of their federal income tax return.

The Company and its subsidiaries are also currently under income tax examinations by a number of state and local tax authorities. As of December 31, 2014, no examination has resulted in any proposed adjustments that would result in a material change to the Company’s results of operations, financial condition or liquidity.

Substantially all material state and local income tax matters have been concluded for fiscal years through 2009. The Company and its subsidiaries anticipate that a number of state and local income tax examinations will be concluded and statutes of limitation for open years will expire over the next twelve months, which may result in the utilization or reduction of the Company’s reserve for uncertain tax positions of up to approximately $11 million. In addition, it is reasonably possible that the Company’s unrecognized tax benefits could significantly change within the next twelve months due to the anticipated conclusion of various examinations with the IRS for various years. An estimate of the range of the possible change cannot be made at this time.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. The Company recognized interest of approximately $6 million during the year ended December 31, 2014, and $4 million during each of the years ended December 31, 2013 and 2012. The Company had approximately $11 million and $10 million accrued for interest and penalties as of December 31, 2014 and 2013.

There are no material uncertain tax positions as of December 31, 2014 the ultimate deductibility of which is highly certain but for which there is uncertainty about the timing. If there were, any such items would impact deferred tax accounting only, not the annual effective income tax rate, and would accelerate the payment of cash to the taxing authority to a period earlier than expected.

The total amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate is approximately $170 million, after considering the federal benefit of state income taxes.

11                   Commitments and Contingencies

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

As of December 31, 2014, the Company guaranteed approximately 72 such store leases (excluding the lease guarantees related to Linens ‘n Things, which are discussed in Note 1), with the maximum remaining lease term extending through 2026. Management believes the ultimate disposition of any of the remaining guarantees will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or future cash flows.

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

Notes to Consolidated Financial Statements (continued)

The Company’s contingencies are subject to significant uncertainties, including, among other factors: (i) the procedural status of pending matters; (ii) whether class action status is sought and certified; (iii) whether asserted claims or allegations will survive dispositive motion practice; (iv) the extent of potential damages, fines or penalties, which are often unspecified or indeterminate; (v) the impact of discovery on the legal process; (vi) whether novel or unsettled legal theories are at issue; (vii) the settlement posture of the parties, and/or (viii) in the case of certain government agency investigations, whether a sealed qui tam lawsuit (“whistleblower” action) has been filed and whether the government agency makes a decision to intervene in the lawsuit following investigation.

Except as otherwise noted, the Company cannot predict with certainty the timing or outcome of the legal matters described below, and is unable to reasonably estimate a possible loss or range of possible loss in excess of amounts already accrued for these matters.

•
In December 2007, the Company received a document subpoena from the Office of Inspector General (“OIG”) within the U.S. Department of Health and Human Services, requesting information relating to the processing of Medicaid and certain other government agency claims on behalf of its clients (which allegedly resulted in underpayments from our pharmacy benefit management clients to the applicable government agencies) on one of the Company’s adjudication platforms. In September 2014, the Company settled the OIG’s claims, as well as related claims by the Department of Justice and private plaintiffs, without any admission of liability. The Company is in discussions with the OIG concerning other claim processing issues.

•
Caremark (the term “Caremark” being used herein to generally refer to any one or more PBM subsidiaries of the Company, as applicable) was named in a putative class action lawsuit filed in October 2003 in Alabama state court by John Lauriello, purportedly on behalf of participants in the 1999 settlement of various securities class action and derivative lawsuits against Caremark and others. Other defendants include insurance companies that provided coverage to Caremark with respect to the settled lawsuits. The Lauriello lawsuit seeks approximately $3.2 billion in compensatory damages plus other non-specified damages based on allegations that the amount of insurance coverage available for the settled lawsuits was misrepresented and suppressed. A similar lawsuit was filed in November 2003 by Frank McArthur, also in Alabama state court, naming as defendants, among others, Caremark and several insurance companies involved in the 1999 settlement. This lawsuit was stayed as a later-filed class action, but McArthur was subsequently allowed to intervene in the Lauriello action. Following the close of class discovery, the trial court entered an Order on August 15, 2012 that granted the plaintiffs’ motion to certify a class pursuant to Alabama Rule of Civil Procedures 23(b)(3) but denied their request that the class also be certified pursuant to Rule 23(b)(1). In addition, the August 15, 2012 Order appointed class representatives and class counsel. On September 12, 2014, the Alabama Supreme Court affirmed the trial court’s August 15, 2012 Order. The Defendants timely filed an Application for Rehearing asking the Alabama Supreme Court to clarify or modify its September 12, 2014 decision. The proceedings in the trial court remain stayed pending resolution of the rehearing application.

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

•
In November 2009, a securities class action lawsuit was filed in the United States District Court for the District of Rhode Island by Richard Medoff, purportedly on behalf of purchasers of CVS Health Corporation stock between

Notes to Consolidated Financial Statements (continued)

May 5, 2009 and November 4, 2009. The lawsuit names the Company and certain officers as defendants and includes allegations of securities fraud relating to public disclosures made by the Company concerning the PBM business and allegations of insider trading. In addition, a shareholder derivative lawsuit was filed by Mark Wuotila in December 2009 in the same court against the directors and certain officers of the Company. This lawsuit, which has remained stayed pending developments in the related securities class action, includes allegations of, among other things, securities fraud, insider trading and breach of fiduciary duties and further alleges that the Company was damaged by the purchase of stock at allegedly inflated prices under its share repurchase program. In January 2011, both lawsuits were transferred to the United States District Court for the District of New Hampshire.

•
In March 2010, the Company learned that various State Attorneys General offices and certain other government agencies were conducting a multi-state investigation of certain of the Company’s business practices similar to those being investigated at that time by the U.S. Federal Trade Commission (“FTC”). Twenty-eight states, the District of Columbia and the County of Los Angeles are known to be participating in this investigation. The prior FTC investigation, which commenced in August 2009, was officially concluded in May 2012 when the consent order entered into between the FTC and the Company became final. The Company has cooperated with the multi-state investigation.

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

•
In January 2012, the United States District Court for the Eastern District of Pennsylvania unsealed a first amended qui tam complaint filed in August 2011 by an individual relator, Anthony Spay, who is described in the complaint as having once been employed by a firm providing pharmacy prescription benefit audit and recovery services. The complaint seeks monetary damages and alleges that Caremark’s processing of Medicare claims on behalf of one of its clients violated the federal False Claims Act. The United States declined to intervene in the lawsuit. The case is proceeding.

•
In November 2014, the U.S. District Court in the District of Massachusetts unsealed a qui tam lawsuit brought against the Company by a pharmacy auditor and a CVS pharmacist. The lawsuit, which was initially filed under seal in 2011, alleges that the Company violated the federal False Claims Act, as well as the false claims acts of several states, by overcharging state and federal governments in connection with prescription drugs available through the Company’s Health Savings Pass program, a membership-based program that allows enrolled customers special pricing for typical 90-day supplies of various generic prescription drugs. The federal government, which issued a January 2012 OIG subpoena concerning the Health Savings Pass program, has declined to intervene in the case. The Company is now responding to the declined qui tam complaint. Separately, the Attorney General of the State of Texas has issued civil investigative demands and other requests in February 2012 and May 2014, and has continued its investigation concerning the Health Savings Pass program and claims for reimbursement from the Texas Medicaid program.

•
On October 12, 2012, the Drug Enforcement Agency (“DEA”) Administrator published its Final Decision and Order revoking the DEA license registrations for dispensing controlled substances at two of our retail pharmacy stores in Sanford, Florida. The license revocations for the two stores formally became effective on November 13, 2012. The Company has entered into discussions with the U.S. Attorney’s Office for the Middle District of Florida concerning civil penalties for violations of the Controlled Substances Act arising from the circumstances underlying the action taken against the two Sanford, Florida stores. The Company is also undergoing several audits by the DEA and is in discussions with the DEA and the U.S. Attorney’s Office in several locations. Whether agreements can be reached and on what terms is uncertain.

•
In November 2012, the Company received a subpoena from the OIG requesting information concerning automatic refill programs used by pharmacies to refill prescriptions for customers. The Company has been cooperating and providing documents and other information in response to this request for information.

•
In January 2014, the U.S. District Court in the Southern District of New York unsealed a qui tam action in which the Company is a defendant. The suit originally was filed under seal in 2011 by relator David Kester, a former employee of Novartis Pharmaceuticals Corp. (“Novartis”). The suit alleges that Novartis, the Company, and other specialty pharmacies violated the federal False Claims Act, as well as the false claims acts of several states, by using

Notes to Consolidated Financial Statements (continued)

pharmacists, nurses and other staff to recommend and increase the sales and market share for certain Novartis specialty drugs in exchange for patient referrals, rebates and discounts provided by Novartis. The federal government has intervened in the case as to some allegations against Novartis but has declined to intervene as to any of the allegations against the Company. The relator has continued to litigate the declined action against the Company and other specialty pharmacies.

•
In March 2014, the Company received a subpoena from the United States Attorney’s Office for the District of Rhode Island, requesting documents and information concerning bona fide service fees and rebates received from certain pharmaceutical manufacturers in connection with certain drugs utilized under Part D of the Medicare Program. The Company has been cooperating with the government and collecting documents in response to the subpoena.

The Company is also a party to other legal proceedings, government investigations, inquiries and audits arising in the normal course of its business, none of which is expected to be material to the Company. The Company can give no assurance, however, that its business, financial condition and results of operations will not be materially adversely affected, or that the Company will not be required to materially change its business practices, based on: (i) future enactment of new health care or other laws or regulations; (ii) the interpretation or application of existing laws or regulations as they may relate to the Company’s business, the pharmacy services, retail pharmacy or retail clinic industries or to the health care industry generally; (iii) pending or future federal or state governmental investigations of the Company’s business or the pharmacy services, retail pharmacy or retail clinic industry or of the health care industry generally; (iv) pending or future government enforcement actions against the Company; (v) adverse developments in any pending qui tam lawsuit against the Company, whether sealed or unsealed, or in any future qui tam lawsuit that may be filed against the Company; or (vi) adverse developments in pending or future legal proceedings against the Company or affecting the pharmacy services, retail pharmacy or retail clinic industry or the health care industry generally.

12 Segment Reporting

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

Notes to Consolidated Financial Statements (continued)

The following table is a reconciliation of the Company’s business segments to the consolidated financial statements:

In millions	Pharmacy Services Segment(1)(2)	Retail Pharmacy Segment(2)	Corporate Segment	Intersegment Eliminations(2)	Consolidated Totals
2014:
Net revenues	$88,440	$67,798	$—	$(16,871)	$139,367
Gross profit	4,771	21,277	—	(681)	25,367
Operating profit	3,514	6,762	(796)	(681)	8,799
Depreciation and amortization	630	1,205	96	—	1,931
Total assets	42,302	30,979	2,530	(1,559)	74,252
Goodwill	21,234	6,908	—	—	28,142
Additions to property and equipment	308	1,745	83	—	2,136
2013:
Net revenues	$76,208	$65,618	$—	$(15,065)	$126,761
Gross profit	4,237	20,112	—	(566)	23,783
Operating profit	3,086	6,268	(751)	(566)	8,037
Depreciation and amortization	560	1,217	93	—	1,870
Total assets	38,343	30,191	4,420	(1,428)	71,526
Goodwill	19,658	6,884	—	—	26,542
Additions to property and equipment	313	1,610	61	—	1,984
2012:
Net revenues	$73,444	$63,641	$—	$(13,965)	$123,120
Gross profit	3,808	19,091	—	(411)	22,488
Operating profit	2,679	5,636	(694)	(411)	7,210
Depreciation and amortization	517	1,153	83	—	1,753
Total assets	36,057	29,492	1,408	(736)	66,221
Goodwill	19,646	6,749	—	—	26,395
Additions to property and equipment	422	1,555	53	—	2,030

(1)
Net revenues of the Pharmacy Services Segment include approximately $8.1 billion, $7.9 billion and $8.4 billion of Retail co-payments for the years ended December 31, 2014, 2013 and 2012, respectively.

(2)
Intersegment eliminations relate to two types of transactions: (i) Intersegment revenues that occur when Pharmacy Services Segment clients use Retail Pharmacy Segment stores to purchase covered products. When this occurs, both the Pharmacy Services and Retail Pharmacy segments record the revenue on a standalone basis and (ii) Intersegment revenues, gross profit and operating profit that occur when Pharmacy Services Segment clients, through the Company’s intersegment activities (such as the Maintenance Choice® program), elect to pick up their maintenance prescriptions at Retail Pharmacy Segment stores instead of receiving them through the mail. When this occurs, both the Pharmacy Services and Retail Pharmacy segments record the revenue, gross profit and operating profit on a standalone basis. The following amounts are eliminated in consolidation in connection with the item (ii) intersegment activity: net revenues of $4.9 billion, $4.3 billion and $3.4 billion for the years ended December 31, 2014, 2013 and 2012, respectively; and gross profit and operating profit of $681 million, $566 million and $411 million for the years ended December 31, 2014, 2013 and 2012, respectively.

Notes to Consolidated Financial Statements (continued)

13                   Earnings Per Share

The following is a reconciliation of basic and diluted earnings per share from continuing operations for the respective years:

In millions, except per share amounts	2014	2013	2012
Numerator for earnings per share calculation:
Income from continuing operations attributable to common stockholders(1)	$4,626	$4,600	$3,871
Denominator for earnings per share calculation:
Weighted average shares, basic	1,161	1,217	1,271
Effect of dilutive securities	8	9	9
Weighted average shares, diluted	1,169	1,226	1,280

Earnings per share from continuing operations:
Basic	$3.98	$3.78	$3.05
Diluted	$3.96	$3.75	$3.02

(1)	Comprised of income from continuing operations less amounts allocable to participating securities of $19 million for the year ended December 31, 2014.

14                   Quarterly Financial Information (Unaudited)

In millions, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2014:
Net revenues	$32,689	$34,602	$35,021	$37,055	$139,367
Gross profit	5,942	6,324	6,468	6,633	25,367
Operating profit	2,024	2,208	2,246	2,321	8,799
Income from continuing operations	1,129	1,246	948	1,322	4,645
Loss from discontinued operations, net of tax	—	—	—	(1)	(1)
Net income attributable to CVS Health	1,129	1,246	948	1,321	4,644
Basic earnings per share:
Income from continuing operations attributable to CVS Health	$0.96	$1.07	$0.82	$1.15	$3.98
Loss from discontinued operations attributable to CVS Health	$—	$—	$—	$—	$—
Net income attributable to CVS Health	$0.96	$1.07	$0.82	$1.15	$3.98
Diluted earnings per share:
Income from continuing operations attributable to CVS Health	$0.95	$1.06	$0.81	$1.14	$3.96
Loss from discontinued operations attributable to CVS Health	$—	$—	$—	$—	$—
Net income attributable to CVS Health	$0.95	$1.06	$0.81	$1.14	$3.96
Dividends per share	$0.275	$0.275	$0.275	$0.275	$1.10
Stock price: (New York Stock Exchange)
High	$76.36	$79.43	$82.57	$98.62	$98.62
Low	$64.95	$72.37	$74.69	$77.40	$64.95

Notes to Consolidated Financial Statements (continued)

In millions, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2013:
Net revenues	$30,751	$31,248	$31,932	$32,830	$126,761
Gross profit	5,577	5,841	6,027	6,338	23,783
Operating profit	1,694	1,972	2,154	2,217	8,037
Income from continuing operations	954	1,125	1,255	1,266	4,600
Loss from discontinued operations, net of tax	—	(1)	(6)	(1)	(8)
Net income attributable to CVS Health	954	1,124	1,249	1,265	4,592
Basic earnings per share:
Income from continuing operations attributable to CVS Health	$0.77	$0.92	$1.03	$1.06	$3.78
Loss from discontinued operations attributable to CVS Health	$—	$—	$—	$—	$(0.01)
Net income attributable to CVS Health	$0.77	$0.92	$1.03	$1.06	$3.77
Diluted earnings per share:
Income from continuing operations attributable to CVS Health	$0.77	$0.91	$1.02	$1.05	$3.75
Loss from discontinued operations attributable to CVS Health	$—	$—	$—	$—	$(0.01)
Net income attributable to CVS Health	$0.77	$0.91	$1.02	$1.05	$3.74
Dividends per share	$0.225	$0.225	$0.225	$0.225	$0.90
Stock price: (New York Stock Exchange)
High	$56.07	$60.70	$62.36	$71.99	$71.99
Low	$49.00	$53.94	$56.68	$56.32	$49.00

Five-Year Financial Summary

In millions, except per share amounts	2014	2013	2012	2011	2010
Statement of operations data:
Net revenues	$139,367	$126,761	$123,120	$107,080	$95,766
Gross profit	25,367	23,783	22,488	20,562	20,215
Operating expenses	16,568	15,746	15,278	14,231	14,082
Operating profit	8,799	8,037	7,210	6,331	6,133
Interest expense, net	600	509	557	584	536
Loss on early extinguishment of debt	521	—	348	—	—
Income tax provision(1)	3,033	2,928	2,436	2,258	2,178
Income from continuing operations	4,645	4,600	3,869	3,489	3,419
Income (loss) from discontinued operations, net of tax	(1)	(8)	(7)	(31)	2
Net income	4,644	4,592	3,862	3,458	3,421
Net loss attributable to noncontrolling interest	—	—	2	4	3
Net income attributable to CVS Health	$4,644	$4,592	$3,864	$3,462	$3,424
Per common share data:
Basic earnings per common share:
Income from continuing operations attributable to CVS Health	$3.98	$3.78	$3.05	$2.61	$2.50
Loss from discontinued operations attributable to CVS Health	$—	$(0.01)	$(0.01)	$(0.02)	$—
Net income attributable to CVS Health	$3.98	$3.77	$3.04	$2.59	$2.50
Diluted earnings per common share:
Income from continuing operations attributable to CVS Health	$3.96	$3.75	$3.02	$2.59	$2.49
Loss from discontinued operations attributable to CVS Health	$—	$(0.01)	$(0.01)	$(0.02)	$—
Net income attributable to CVS Health	$3.96	$3.74	$3.02	$2.57	$2.49
Cash dividends per common share	$1.10	$0.90	$0.65	$0.50	$0.35
Balance sheet and other data:
Total assets	$74,252	$71,526	$66,221	$64,852	$62,457
Long-term debt	$11,695	$12,841	$9,133	$9,208	$8,652
Total shareholders’ equity	$37,963	$37,938	$37,653	$38,014	$37,662
Number of stores (at end of year)	7,866	7,702	7,508	7,388	7,248

(1)
Income tax provision for the year ended December 31, 2010 includes the effect of the recognition of $47 million of previously unrecognized tax benefits, including interest, relating to the expiration of various statutes of limitation and settlements with tax authorities.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of CVS Health Corporation

We have audited the accompanying consolidated balance sheets of CVS Health Corporation as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CVS Health Corporation at December 31, 2014 and 2013, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CVS Health Corporation’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 10, 2015 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Boston, Massachusetts
February 10, 2015