Form 10-K, Exhibit 13
period 2015-12-31
CVS HEALTH Corp
filed 2016-02-09
CIK 64803

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

Through our approximately 9,600 retail pharmacies, more than 1,100 walk-in health care clinics, a leading pharmacy benefits manager with more than 75 million plan members, a dedicated senior pharmacy care business serving more than one million patients per year, and expanding specialty pharmacy services, we enable people, businesses, and communities to manage health in more affordable, effective ways. We are delivering break-through products and services, from advising patients on their medications at our CVS Pharmacy® locations, to introducing unique programs to help control costs for our clients at CVS Caremark®, to innovating how care is delivered to our patients with complex conditions through CVS SpecialtyTM, to improving pharmacy care for the senior community through Omnicare®, or by expanding access to high-quality, low-cost care at CVS MinuteClinicTM.

On August 18, 2015, the Company acquired 100% of the outstanding common shares and voting interests of Omnicare, Inc. (“Omnicare”), for $98 per share for a total of $9.6 billion and assumed long-term debt with a fair value of approximately $3.1 billion. Omnicare is a leading pharmaceutical care company that specializes in the management of long-term care pharmacy services. As a result of the acquisition of Omnicare, the Company’s segments have been expanded. The Company’s Pharmacy Services Segment now also includes the specialty pharmacy operations of Omnicare. The Company’s Retail Pharmacy Segment has been renamed the “Retail/LTC Segment” and now also includes the long-term care (“LTC”) operations, as well as the commercialization services of Omnicare. The LTC operations include the distribution of pharmaceuticals, related pharmacy consulting and other ancillary services to chronic care facilities and other care settings.

On December 16, 2015, we completed our acquisition of the pharmacy and clinic businesses of Target Corporation (“Target”). This acquisition expands our pharmacy and clinic presence in existing and new markets. It allows us to increase patient access and is an investment in our core business to drive growth. The results of the Target pharmacies and clinics are included in our Retail/LTC Segment.

We have three reportable segments: Pharmacy Services, Retail/LTC and Corporate.

Overview of Our Pharmacy Services Segment

Our Pharmacy Services business generates revenue from a full range of pharmacy benefit management (“PBM”) solutions, including plan design and administration, formulary management, Medicare Part D services, mail order, specialty pharmacy and infusion services, retail pharmacy network management services, prescription management systems, clinical services, disease management services and medical spend management.

Our clients are primarily employers, insurance companies, unions, government employee groups, health plans, Managed Medicaid plans and other sponsors of health benefit plans, and individuals throughout the United States. A portion of covered lives primarily within the Managed Medicaid, health plan and employer markets have access to our services through public and private exchanges.

As a pharmacy benefits manager, we manage the dispensing of prescription drugs through our mail order pharmacies, specialty pharmacies, long-term care pharmacies and national network of more than 68,000 retail pharmacies, consisting of approximately 41,000 chain pharmacies (which includes our CVS Pharmacy® stores) and 27,000 independent pharmacies, to eligible members in the benefit plans maintained by our clients and utilize our information systems to perform, among other things, safety checks, drug interaction screenings and brand to generic substitutions.

Our specialty pharmacies support individuals who require complex and expensive drug therapies. Our specialty pharmacy business includes mail order and retail specialty pharmacies that operate under the CVS Caremark®, CarePlus CVS PharmacyTM, Navarro® Health Services and Advanced Care Scripts names. Substantially all of our mail service specialty pharmacies have been accredited by The Joint Commission, which is an independent, not-for-profit organization that accredits and certifies health care organizations and programs in the United States. We also offer specialty infusion services and enteral nutrition services through Coram LLC and its subsidiaries (collectively, “Coram”). With Specialty ConnectTM, which integrates our specialty pharmacy mail and retail capabilities, we provide members with disease-state specific counseling from our experienced specialty pharmacists and the choice to bring their specialty prescriptions to any CVS Pharmacy location. Whether submitted through our mail order pharmacy or at a CVS Pharmacy, all prescriptions are filled through the Company’s specialty mail order pharmacies, so all revenue from this specialty prescription services program is recorded within the Pharmacy Services Segment. Members then can choose to pick up their medication at their local CVS Pharmacy or have it sent to their home through the mail. In August 2015, we expanded our offerings with the acquisition of Omnicare which included its specialty pharmacy operating under the Advanced Care Scripts name.

We also provide health management programs, which include integrated disease management for 17 conditions, through our Accordant® rare disease management offering. The majority of these integrated programs are accredited by the National Committee for Quality Assurance.

In addition, through our SilverScript Insurance Company (“SilverScript”) subsidiary, we are a national provider of drug benefits to eligible beneficiaries under the federal government’s Medicare Part D program. We currently provide Medicare Part D plan benefits to approximately 5.0 million beneficiaries through SilverScript, including our individual and employer group waiver plans.

The Pharmacy Services Segment operates under the CVS Caremark® Pharmacy Services, Caremark®, CVS CaremarkTM, CarePlus CVS PharmacyTM, Accordant®, SilverScript®, Coram®, CVS SpecialtyTM, NovoLogix®, Navarro® Health Services and Advanced Care Scripts names. As of December 31, 2015, the Pharmacy Services Segment operated 24 retail specialty pharmacy stores, 11 specialty mail order pharmacies, five mail order dispensing pharmacies, and 83 branches for infusion and enteral services, including approximately 73 ambulatory infusion suites and six centers of excellence, located in 40 states, Puerto Rico and the District of Columbia.

Overview of Our Retail/LTC Segment

Our Retail/LTC Segment sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, personal care products, convenience foods, photo finishing, seasonal merchandise and greeting cards. With the acquisition of Omnicare, the Retail/LTC Segment now also includes the distribution of prescription drugs, related pharmacy consulting and other ancillary services to chronic care facilities and other care settings, as well as commercialization services which are provided under the name RxCrossroads®. We added approximately 1,672 pharmacies through the acquisition of Target's pharmacies, thereby, expanding our presence in new and existing markets. The stores within Target will only sell prescription drugs and over-the-counter drugs that are required to be behind the counter. Our Retail/LTC Segment derives the majority of its revenues through the sale of prescription drugs, which are dispensed by our more than 30,000 pharmacists. The role of our retail pharmacists is shifting from primarily dispensing prescriptions to also providing services, including flu vaccinations as well as face-to-face patient counseling with respect to adherence to drug therapies, closing gaps in care, and more cost-effective drug therapies. Our integrated pharmacy services model enables us to enhance access to care while helping to lower overall health care costs and improve health outcomes.

Our Retail/LTC Segment also provides health care services through our MinuteClinic® health care clinics. MinuteClinics are staffed by nurse practitioners and physician assistants who utilize nationally recognized protocols to diagnose and treat minor health conditions, perform health screenings, monitor chronic conditions, and deliver vaccinations. We believe our clinics provide high quality services that are affordable and convenient. Through the acquisition of Target's clinics, we added 79 clinics in December 2015.

Our proprietary loyalty card program, ExtraCare®, has about 70 million active cardholders, making it one of the largest and most successful retail loyalty card programs in the country.

As of December 31, 2015, our Retail/LTC Segment included 9,655 retail stores (of which 7,897 were our stores that operated a pharmacy and 1,672 were our pharmacies located within Target store) located in 49 states, the District of Columbia, Puerto

Rico and Brazil operating primarily under the CVS Pharmacy®, CVS®, Longs Drugs®, Navarro Discount Pharmacy® and Drogaria OnofreTM names, 32 onsite pharmacies primarily operating under the CarePlus CVS PharmacyTM, CarePlus® and CVS Pharmacy® names, and 1,135 retail health care clinics operating under the MinuteClinic® name (of which 1,049 were located in CVS Pharmacy stores), and our online retail websites, CVS.com®, Navarro.comTM and Onofre.com.brTM. LTC operations are comprised of 143 spoke pharmacies that primarily handle new prescription orders, of which 32 are also hub pharmacies that use proprietary automation to support spoke pharmacies with refill prescriptions. LTC operates primarily under the Omnicare® and NeighborCare® names.

Overview of Our Corporate Segment

The Corporate Segment provides management and administrative services to support the Company. The Corporate Segment consists of certain aspects of our executive management, corporate relations, legal, compliance, human resources, corporate information technology and finance departments.

Results of Operations

Summary of our Consolidated Financial Results

	Year Ended December 31,
In millions, except per share amounts	2015	2014	2013
Net revenues	$153,290	$139,367	$126,761
Cost of revenues	126,762	114,000	102,978
Gross profit	26,528	25,367	23,783
Operating expenses	17,074	16,568	15,746
Operating profit	9,454	8,799	8,037
Interest expense, net	838	600	509
Loss on early extinguishment of debt	—	521	—
Income before income tax provision	8,616	7,678	7,528
Income tax provision	3,386	3,033	2,928
Income from continuing operations	5,230	4,645	4,600
Income (loss) from discontinued operations, net of tax	9	(1)	(8)
Net income	5,239	4,644	4,592
Net income attributable to noncontrolling interest	(2)	—	—
Net income attributable to CVS Health	$5,237	$4,644	$4,592
Diluted earnings per share:
Income from continuing operations attributable to CVS Health	$4.62	$3.96	$3.75
Income (loss) from discontinued operations attributable to CVS Health	$0.01	$—	$(0.01)
Net income attributable to CVS Health	$4.63	$3.96	$3.74

Net revenues increased $13.9 billion in 2015 compared to 2014, and increased $12.6 billion in 2014 compared to 2013. As you review our performance in this area, we believe you should consider the following important information:

•	During 2015, net revenues in our Pharmacy Services Segment increased 13.5% and net revenues in our Retail/LTC Segment increased 6.2% compared to the prior year.

•	During 2014, net revenues in our Pharmacy Services Segment increased by 16.1% and net revenues in our Retail/LTC Segment increased 3.3% compared to the prior year.

•
In 2015 and 2014, the impact from net new business grew for the Pharmacy Services Segment. The increase in our generic dispensing rates in both of our operating segments continued to have a negative effect on net revenue in 2015 as compared to 2014, as well as in 2014 as compared to 2013.

•	Both segments benefited from the Omnicare acquisition that occurred in August 2015.

Please see the Segment Analysis later in this document for additional information about our net revenues.

Gross profit increased $1.2 billion, or 4.6% in 2015, to $26.5 billion, as compared to $25.4 billion in 2014. Gross profit increased $1.6 billion, or 6.7% in 2014, to $25.4 billion, as compared to $23.8 billion in 2013. Gross profit as a percentage of net revenues declined to 17.3%, as compared to 18.2% in 2014 and 18.8% in 2013.

•
During 2015, gross profit in our Pharmacy Services Segment and Retail/LTC Segment increased by 9.6% and 3.4%, respectively, compared to the prior year. For the year ended December 31, 2015, gross profit as a percent of net revenues in our Pharmacy Services Segment and Retail/LTC Segment was 5.2% and 30.5%, respectively.

•
During 2014, gross profit in our Pharmacy Services Segment and Retail/LTC Segment increased by 12.6% and 5.8%, respectively, compared to the prior year. For the year ended December 31, 2014, gross profit as a percent of net revenues in our Pharmacy Services Segment and Retail/LTC Segment was 5.4% and 31.4%, respectively.

•
The increased weighting toward the Pharmacy Services Segment, which has a lower gross profit than the Retail/LTC Segment, resulted in a decline in consolidated gross profit as a percent of net revenues in 2015 as compared to 2014. In addition, gross profit for 2015, 2014 and 2013 has been negatively impacted by price compression in the Pharmacy Services Segment and reimbursement pressure in the Retail/LTC Segment.

•
Our gross profit continued to benefit from the increased utilization of generic drugs (which normally yield a higher gross profit rate than equivalent brand name drugs) in both the Pharmacy Services and Retail/LTC segments for 2013 through 2015, partially offsetting the negative impacts described above.

Please see the Segment Analysis later in this document for additional information about our gross profit.

Operating expenses increased $506 million, or 3.0%, in the year ended December 31, 2015, as compared to the prior year. Operating expenses as a percent of net revenues declined to 11.1% in the year ended December 31, 2015 compared to 11.9% in the prior year. The increase in operating expense dollars in the year ended December 31, 2015 was primarily due to incremental store operating costs associated with a higher store count, the Omnicare acquisition in August 2015 and the acquisition of the Target pharmacy and clinic businesses in December 2015. The decrease in operating expenses as a percent of net revenues in 2015 is primarily due to expense leverage from net revenue growth.

Operating expenses increased $882 million, or 5.2%, in the year ended December 31, 2014 as compared to the prior year. Operating expenses as a percent of net revenues declined to 11.9% in the year ended December 31, 2014 compared to 12.4% in the prior year. The increase in operating expense dollars in the year ended December 31, 2014 was primarily due to incremental store operating costs associated with a higher store count, as well as legal costs and strategic initiatives as compared to the prior year. Additionally, the year ended December 31, 2013 included a $72 million gain on a legal settlement. The improvement in operating expenses as a percent of net revenues in 2014 is primarily due to expense leverage from net revenue growth and disciplined expense control.

Please see the Segment Analysis later in this document for additional information about operating expenses.

Interest expense, net for the years ended December 31 consisted of the following:

In millions	2015	2014	2013
Interest expense	$859	$615	$517
Interest income	(21)	(15)	(8)
Interest expense, net	$838	$600	$509

Net interest expense increased $238 million during the year ended December 31, 2015, primarily due to the amortization of bridge facility fees of $52 million for the unsecured bridge facility that was entered into on May 20, 2015 and was amortized to interest expense over the period it was outstanding, the $15 billion debt issuance in July 2015, and the debt assumed from the Omnicare acquisition. See Note 6, “Borrowings and Credit Agreements” to the consolidated financial statements for additional information. During 2014, net interest expense increased by $91 million, to $600 million compared to 2013, primarily due to the issuance of $4 billion of debt in December 2013 and $1.5 billion of debt in August 2014.

Loss on early extinguishment of debt - During the year ended December 31, 2014, the Company completed a $2.0 billion tender offer and repurchase of certain Senior Notes. The Company paid a premium of $490 million in excess of the debt principal in connection with the repurchase of the Senior Notes, wrote off $26 million of unamortized deferred financing costs and incurred $5 million in fees, for a total loss on early extinguishment of debt of $521 million. See Note 6, “Borrowings and Credit Agreements” to the consolidated financial statements for additional information.

Income tax provision - Our effective income tax rate was 39.3%, 39.5% and 38.9% in 2015, 2014 and 2013, respectively. The effective income tax rate was lower in 2015 compared to 2014 primarily due to certain permanent items in 2014. The effective income tax rate was higher in 2014 than in 2013 primarily due to certain permanent items in 2014.

Income from continuing operations increased $585 million or 12.6% to $5.2 billion in 2015. Income from continuing operations increased $45 million or 1.0% to $4.6 billion in 2014 as compared to 2013. The 2015 and 2014 increases in income from continuing operations were primarily related to increases in generic dispensing rates and increased prescription volume for both operating segments. The increase in 2015 was negatively affected by $272 million of acquisition-related bridge financing, transaction and integration costs associated with the acquisition of Omnicare and the acquisition of the pharmacies and clinics of Target. In addition, as discussed above, income from continuing operations included a $521 million loss on early extinguishment of debt in 2014, which positively impacted the growth rate in 2015 and negatively impacted the growth rate in 2014.

Income (loss) from discontinued operations - In connection with certain business dispositions completed between 1991 and 1997, the Company retained guarantees on store lease obligations for a number of former subsidiaries, including Linens ‘n Things, which filed for bankruptcy in 2008. The Company's income from discontinued operations in 2015 of $9 million, net of tax, was related to the release of certain store lease guarantees due to the settlement of a dispute with a landlord. The Company’s loss from discontinued operations includes lease-related costs required to satisfy its Linens ‘n Things lease guarantees. We incurred a loss from discontinued operations, net of tax, of $1 million and $8 million in 2014 and 2013, respectively.

See Note 1 “Significant Accounting Policies - Discontinued Operations” to the consolidated financial statements for additional information about discontinued operations and Note 12 “Commitments and Contingencies” for additional information about our lease guarantees.

Net income attributable to noncontrolling interest of $2 million for the year ended December 31, 2015 represents the noncontrolling shareholders’ portion of the net income from several less than wholly owned entities. For the year ended December 31, 2014, the Company had two consolidated entities with immaterial noncontrolling interests. For the year ended December 31, 2013, the Company did not consolidate any entities that were not wholly owned by the Company.

Net income attributable to CVS Health increased $593 million or 12.8% to $5.2 billion (or $4.63 per diluted share) in 2015. This compares to $4.6 billion (or $3.96 per diluted share) in 2014 and $4.6 billion (or $3.74 per diluted share) in 2013. As discussed previously, the 2015 increase in net income attributable to CVS Health was primarily related to increased generic drug dispensing and increased prescription volume in both operating segments, as well as the loss on early extinguishment of debt in 2014. The increase in 2015 was negatively affected by $272 million of acquisition-related bridge financing, transaction and integration costs associated with the acquisition of Omnicare and the acquisition of the pharmacies and clinics of Target. The increase in net income attributable to CVS Health per diluted share was also driven by increased share repurchase activity in 2015, 2014 and 2013. The net income attributable to CVS Health and per diluted share in 2014 includes a $521 million loss on early extinguishment of debt, which negatively impacted the net income growth rate in 2014.

Segment Analysis

We evaluate the performance of our Pharmacy Services and Retail/LTC segments based on net revenues, gross profit and operating profit before the effect of nonrecurring charges and gains and certain intersegment activities. The Company evaluates the performance of its Corporate Segment based on operating expenses before the effect of discontinued operations, nonrecurring charges and gains, and certain intersegment activities. The following is a reconciliation of the Company’s business segments to the consolidated financial statements:

In millions	Pharmacy Services Segment(1)(2)	Retail/LTC Segment(2)	Corporate Segment	Intersegment Eliminations(2)	Consolidated Totals
2015:
Net revenues	$100,363	$72,007	$—	$(19,080)	$153,290
Gross profit	5,227	21,992	—	(691)	26,528
Operating profit (loss)(3)	3,989	7,130	(1,037)	(628)	9,454
2014:
Net revenues	$88,440	$67,798	$—	$(16,871)	$139,367
Gross profit	4,771	21,277	—	(681)	25,367
Operating profit (loss)	3,514	6,762	(796)	(681)	8,799
2013:
Net revenues	$76,208	$65,618	$—	$(15,065)	$126,761
Gross profit	4,237	20,112	—	(566)	23,783
Operating profit (loss)(4)	3,086	6,268	(751)	(566)	8,037

(1)
Net revenues of the Pharmacy Services Segment include approximately $8.9 billion, $8.1 billion and $7.9 billion of Retail Co-Payments for 2015, 2014 and 2013, respectively. See Note 1 to the consolidated financial statements for additional information about Retail Co-Payments.

(2)
Intersegment eliminations relate to intersegment revenue generating activities that occur between the Pharmacy Services Segment and the Retail/LTC Segment. These occur in the following ways: when members of Pharmacy Services Segment clients (“members”) fill prescriptions at retail stores to purchase covered products, when members enrolled in programs such as Maintenance Choice® elect to pick up maintenance prescriptions at a retail drugstore instead of receiving them through the mail, or when members have prescriptions filled at long-term care facilities. When these occur, both the Pharmacy Services and Retail/LTC segments record the revenues, gross profit and operating profit on a standalone basis.

(3)
For the year ended December 31, 2015, the Corporate Segment operating loss includes $156 million of acquisition-related transaction and integration costs and a $90 million charge related to a legacy lawsuit challenging the 1999 legal settlement by MedPartners of various securities class actions and a related derivative claim.

(4)
Consolidated operating profit for the year ended December 31, 2013 includes a $72 million gain on a legal settlement, of which, $11 million is included in the Pharmacy Services Segment and $61 million is included in the Retail/LTC Segment.

Pharmacy Services Segment

The following table summarizes our Pharmacy Services Segment’s performance for the respective periods:

	Year Ended December 31,
In millions	2015	2014	2013
Net revenues	$100,363	$88,440	$76,208
Gross profit	$5,227	$4,771	$4,237
Gross profit % of net revenues	5.2%	5.4%	5.6%
Operating expenses	$1,238	$1,257	$1,151
Operating expenses % of net revenues	1.2%	1.4%	1.5%
Operating profit	$3,989	$3,514	$3,086
Operating profit % of net revenues	4.0%	4.0%	4.1%
Net revenues:
Mail choice(1)	$37,828	$31,081	$24,791
Pharmacy network(2)	$62,240	$57,122	$51,211
Other	$295	$237	$206
Pharmacy claims processed:
Total	1,011.9	932.0	902.1
Mail choice(1)	85.7	82.4	83.3
Pharmacy network(2)	926.2	849.6	818.8
Generic dispensing rate:
Total	83.7%	82.2%	80.5%
Mail choice(1)	76.4%	74.6%	72.6%
Pharmacy network(2)	84.4%	83.0%	81.3%
Mail choice penetration rate	20.6%	21.4%	22.6%

(1)
Mail choice is defined as claims filled at a Pharmacy Services mail facility, which includes specialty mail claims inclusive of Specialty Connect claims filled at retail, as well as prescriptions filled at retail under the Maintenance Choice program.

(2)
Pharmacy network net revenues, claims processed and generic dispensing rates do not include Maintenance Choice, which are included within the mail choice category. Pharmacy network is defined as claims filled at retail and specialty pharmacies, including our retail drugstores and long-term care pharmacies, but excluding Maintenance Choice activity.

Net revenues in our Pharmacy Services Segment increased $11.9 billion, or 13.5%, to $100.4 billion for the year ended December 31, 2015, as compared to the prior year. The increase is primarily due to growth in specialty pharmacy, driven by new clients, increased volume from new products and the addition of the specialty pharmacy operations of Omnicare, as well as inflation and increased pharmacy network claims. Conversely, the increase in our generic dispensing rate had a negative impact on our revenue in 2015, as it did in 2014.

Net revenues increased $12.2 billion, or 16.1%, to $88.4 billion for the year ended December 31, 2014, as compared to the prior year. The increase in 2014 was primarily due to growth in specialty pharmacy, including the acquisition of Coram and the impact of Specialty Connect, and increased pharmacy network volume. Conversely, the increase in our generic dispensing rate had a negative impact on our revenue in 2014, as it did in 2013.

As you review our Pharmacy Services Segment’s revenue performance, we believe you should also consider the following important information:

•
Our mail choice claims processed increased 4.0% to 85.7 million claims in the year ended December 31, 2015, compared to 82.4 million claims in the prior year. The increase in mail choice claims was driven by net new business, specialty and continuing adoption of our Maintenance Choice offerings. During 2014, our mail choice claims processed decreased 1.1% to 82.4 million claims. The decrease in mail choice claims was driven by a decline in traditional mail volumes, which was mostly offset by growth in our Maintenance Choice program and specialty pharmacy.

•
During 2015 and 2014, our average revenue per mail choice claim increased by 17.0% and 26.8%, compared to 2014 and 2013, respectively. The increase in 2015 was primarily due to growth in specialty pharmacy. The increase in 2014 was primarily due to the acquisition of Coram and drug inflation particularly in specialty pharmacy, partially offset by increases in the percentage of generic prescription drugs dispensed and changes in client pricing.

•
Our pharmacy network claims processed increased 9.0% to 926.2 million claims in the year ended December 31, 2015, compared to 849.6 million claims in the prior year. This increase was primarily due to net new business. During 2014, our pharmacy network claims processed increased 3.8% to 849.6 million compared to 818.8 million pharmacy network claims processed in 2013. This increase was primarily due to net new business and growth in Managed Medicaid, partially offset by a decrease in Medicare Part D claims. Medicare Part D claims were negatively affected by the CMS sanctions that were in place during 2013.

•
Our average revenue per pharmacy network claim processed remained flat for the year ended December 31, 2015 as compared to the prior year. During 2014, our average revenue per pharmacy network claim processed increased by 7.5%, compared to 2013. This increase was primarily due to drug inflation and changes in the drug mix, partially offset by increases in the generic dispensing rate.

•
Our mail choice generic dispensing rate was 76.4%, 74.6% and 72.6% in the years ended December 31, 2015, 2014 and 2013, respectively. Our pharmacy network generic dispensing rate increased to 84.4% in the year ended December 31, 2015, compared to 83.0% in the prior year. During 2014, our pharmacy network generic dispensing rate increased to 83.0% compared to our pharmacy network generic dispensing rate of 81.3% in 2013. These continued increases in mail choice and pharmacy network generic dispensing rates were primarily due to the impact of new generic drug introductions, and our continuous efforts to encourage plan members to use generic drugs when they are available. We believe our generic dispensing rates will continue to increase in future periods, albeit at a slower pace. This increase will be affected by, among other things, the number of new generic drug introductions and our success at encouraging plan members to utilize generic drugs when they are available and clinically appropriate.

•
We completed the rollout of Specialty ConnectTM in May 2014, which integrates the Company’s specialty pharmacy mail and retail capabilities, providing members with the choice to bring their specialty prescriptions to any CVS Pharmacy® location. Whether submitted through our mail order pharmacy or at CVS Pharmacy, all prescriptions are filled through the Company’s specialty mail order pharmacies, so all revenue from this specialty prescription services program is recorded within the Pharmacy Services Segment.

•
The Pharmacy Services Segment recognizes revenues from its pharmacy network transactions based on individual contract terms. Our Pharmacy Services Segment contracts are predominantly accounted for using the gross method. See the “Revenue Recognition” description under “Critical Accounting Policies” later in this section for further information on our revenue recognition policy.

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

Gross profit increased $456 million, or 9.6% to $5.2 billion in the year ended December 31, 2015, as compared to the prior year. Gross profit as a percentage of net revenues decreased to 5.2% for the year ended December 31, 2015, compared to 5.4% in the prior year. The increase in gross profit dollars in the year ended December 31, 2015 was primarily due to volume increases and higher generic dispensing, as well as favorable purchasing and rebate economics, partially offset by price compression. The decrease in gross profit as a percentage of net revenues was primarily due to price compression, partially offset by favorable generic dispensing, as well as favorable purchasing and rebate economics.

During 2014, gross profit increased $534 million, or 12.6% to $4.8 billion in the year ended December 31, 2014, as compared to the prior year. Gross profit as a percentage of net revenues decreased to 5.4% for the year ended December 31, 2014, compared to 5.6% in the prior year. The increase in gross profit dollars in the year ended December 31, 2014 was primarily due to volume increases, higher generic dispensing and favorable purchasing economics, partially offset by price compression. The decrease in gross profit as a percentage of net revenues was due to price compression, partially offset by favorable generic dispensing and purchasing economics. In addition, gross profit dollars and margin for the year ended December 31, 2014, were positively impacted by $16 million related to the favorable resolution of previously proposed retroactive reimbursement rate changes in the State of California Medicaid program.

As you review our Pharmacy Services Segment’s performance in this area, we believe you should consider the following important information:

•
Our gross profit dollars and gross profit as a percentage of net revenues continued to be impacted by our efforts to (i) retain existing clients, (ii) obtain new business and (iii) maintain or improve the rebates and/or discounts we received from manufacturers, wholesalers and retail pharmacies. In particular, competitive pressures in the PBM industry have caused us and other PBMs to continue to share a larger portion of rebates and/or discounts received from pharmaceutical manufacturers with clients. In addition, market dynamics and regulatory changes have impacted our ability to offer plan sponsors pricing that includes retail network “differential” or “spread”. We expect these trends to continue. The “differential” or “spread” is any difference between the drug price charged to plan sponsors, including Medicare Part D plan sponsors, by a PBM and the price paid for the drug by the PBM to the dispensing provider. The increased use by patients of generic drugs has positively impacted our gross profit margins but has resulted in third party payors augmenting their efforts to reduce reimbursement payments for prescriptions. This trend, which we expect to continue, reduces the benefit we realize from brand to generic product conversions.

•
We review our network contracts on an individual basis to determine if the related revenues should be accounted for using the gross method or net method under the applicable accounting rules. Our Pharmacy Services Segment network contracts are predominantly accounted for using the gross method, which results in higher revenues, higher cost of revenues and lower gross profit rates.

•
Our gross profit as a percentage of revenues benefited from the increase in our total generic dispensing rate, which increased to 83.7% and 82.2% in 2015 and 2014, respectively, compared to our generic dispensing rate of 80.5% in 2013. These increases were primarily due to new generic drug introductions and our continued efforts to encourage plan members to use clinically appropriate generic drugs when they are available. We expect these trends to continue, albeit at a slower pace.

Operating expenses in our Pharmacy Services Segment, which include selling, general and administrative expenses, depreciation and amortization related to selling, general and administrative activities and retail specialty pharmacy store and administrative payroll, employee benefits and occupancy costs, decreased to 1.2% of net revenues in 2015, compared to 1.4% in 2014 and 1.5% in 2013.

As you review our Pharmacy Services Segment’s performance in this area, we believe you should consider the following important information:

•
Operating expenses decreased $19 million or 1.5%, to $1.2 billion, in the year ended December 31, 2015, compared to the prior year. The decrease in operating expense dollars is primarily due to lower integration costs from the Coram acquisition which occurred in January 2014, partially offset by the addition of the specialty pharmacy operations of Omnicare from the acquisition in August 2015. Operating expenses as a percentage of net revenues improved slightly from 1.4% in 2014 to 1.2% in 2015.

•
During 2014, the increase in operating expenses of $106 million or 9.2%, to $1.3 billion compared to 2013, is primarily related to increased costs associated with infusion services due to the 2014 acquisition of Coram, as well as an $11 million gain from a legal settlement during the year ended December 31, 2013. The slight decrease in operating expenses as a percentage of net revenues was primarily due to expense leverage from net revenue growth.

Retail/LTC Segment

The following table summarizes our Retail/LTC Segment’s performance for the respective periods:

	Year Ended December 31,
In millions	2015	2014	2013
Net revenues	$72,007	$67,798	$65,618
Gross profit	$21,992	$21,277	$20,112
Gross profit % of net revenues	30.5%	31.4%	30.6%
Operating expenses(1)	$14,862	$14,515	$13,844
Operating expenses % of net revenues	20.6%	21.4%	21.1%
Operating profit	$7,130	$6,762	$6,268
Operating profit % of net revenues	9.9%	10.0%	9.6%
Prescriptions filled (90 Day = 3 prescriptions) (2)	1,031.6	935.9	890.1
Net revenue increase (decrease):
Total	6.2%	3.3%	3.1%
Pharmacy	9.5%	5.1%	4.1%
Front Store	(2.5)%	(2.5)%	1.0%
Total prescription volume (90 Day = 3 prescriptions) (2)	10.2%	5.2%	5.2%
Same store sales increase (decrease)(3):
Total	1.7%	2.1%	1.7%
Pharmacy	4.5%	4.8%	2.6%
Front Store(4)	(5.0)%	(4.0)%	(0.5)%
Prescription volume (90 Day = 3 prescriptions) (2)	4.8%	4.1%	4.4%
Generic dispensing rates	84.5%	83.1%	81.4%
Pharmacy % of net revenues	72.9%	70.7%	69.5%

(1)
Operating expenses for the three months and year ended December 31, 2015 include $52 million and $64 million, respectively, of acquisition-related integration costs related to the acquisition of Omnicare and the pharmacies and clinics of Target.

(2)
Includes the adjustment to convert 90-day, non-specialty prescriptions to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal prescription.

(3)	Same store sales and prescriptions exclude revenues from MinuteClinic, and revenue and prescriptions from stores in Brazil, LTC operations and from commercialization services.

(4)
Front store same store sales would have been approximately 520 basis points higher for the year ended December 31, 2015 if tobacco and the estimated associated basket sales were excluded from the year ended December 31, 2014.

Net revenues increased approximately $4.2 billion, or 6.2%, to $72.0 billion for the year ended December 31, 2015, as compared to the prior year. This increase was primarily driven by the acquisition of Omnicare, a same store sales increase of 1.7%, and net revenues from new and acquired stores, which accounted for approximately 160 basis points of our total net revenue percentage increase during the year. Net revenues increased $2.2 billion, or 3.3% to $67.8 billion for the year ended December 31, 2014, as compared to the prior year. This increase was primarily driven by a same store sales increase of 2.1% and net revenues from new stores, which accounted for approximately 140 basis points of our total net revenue percentage increase during the year. Additionally, in 2015, 2014 and 2013 we continued to see a positive impact on our net revenues due to the growth of our Maintenance Choice program.

As you review our Retail/LTC Segment’s performance in this area, we believe you should consider the following important information:

•
Front store same store sales declined 5.0% in the year ended December 31, 2015, as compared to the prior year. The decrease is primarily due to the Company’s decision to stop selling tobacco products and softer customer traffic. The decrease was partially offset by an increase in basket size. On a comparable basis, front store same store sales would have been approximately 520 basis points higher for the year ended December 31, 2015 if tobacco and the estimated associated basket sales were excluded from the year ended December 31, 2014.

•
Pharmacy same store sales rose 4.5% in the year ended December 31, 2015, as compared to the prior year. Pharmacy same store sales were positively impacted by same store script growth of 4.8%, partially offset by the impact of the increase in generic dispensing and reimbursement pressure.

•
Pharmacy revenues continue to be negatively impacted by the conversion of brand name drugs to equivalent generic drugs, which typically have a lower selling price. Pharmacy same store sales were negatively impacted by approximately 390 and 160 basis points for the years ended December 31, 2015 and 2014, respectively, due to recent generic introductions. The increase in the impact from 2014 to 2015 was primarily due to a larger impact from new generic drug introductions. In addition, our pharmacy revenue growth has also been affected by continued reimbursement pressure, the lack of significant new brand name drug introductions, as well as an increase in the number of over-the-counter remedies that were historically only available by prescription.

•
As of December 31, 2015, we operated 9,655 retail stores, including the 1,672 locations in Target stores, compared to 7,822 retail stores as of December 31, 2014 and 7,660 retail stores as of December 31, 2013. Total net revenues from new and acquired stores contributed approximately 1.6%, 1.1% and 1.0% to our total net revenue percentage increase in 2015, 2014, and 2013, respectively.

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

Gross profit in our Retail/LTC Segment includes net revenues less the cost of merchandise sold during the reporting period and the related purchasing costs, warehousing costs, delivery costs and actual and estimated inventory losses.

Gross profit increased $715 million, or 3.4%, to approximately $22.0 billion in the year ended December 31, 2015, as compared to the prior year. Gross profit as a percentage of net revenues decreased to 30.5% in year ended December 31, 2015, from 31.4% in 2014. Gross profit increased $1.2 billion, or 5.8%, to $21.3 billion for the year ended December 31, 2014, as compared to the prior year. Gross profit as a percentage of net revenues increased to 31.4% for the year ended December 31, 2014, compared to 30.6% for the prior year.

The increase in gross profit dollars in the year ended December 31, 2015, was primarily driven by the addition of LTC, same store sales and new store sales, increased generic dispensing, as well as favorable purchasing economics, partially offset by continued reimbursement pressure. The increase in gross profit dollars for the year ended December 31, 2014, was primarily driven by increases in the generic dispensing rate, same store sales and new store sales, as well as favorable purchasing economics. The decrease in gross profit as a percentage of net revenues in 2015 was primarily driven by a decline in pharmacy margins due to continued reimbursement pressure, partially offset by favorable pharmacy purchasing economics, as well as increased front store margins due to changes in the mix of products sold. The increase in gross profit as a percentage of net revenues in 2014 was primarily driven by increased pharmacy margins due to the positive impact of increased generic dispensing rates and increased front store margins, partially offset by continued reimbursement pressure. The increase in gross profit as a percentage of net revenues in 2014 was also driven by the removal of tobacco products from our stores.

As you review our Retail/LTC Segment’s performance in this area, we believe you should consider the following important information:

•
Front store revenues as a percentage of total net revenues for the years ended December 31, 2015, 2014 and 2013 were 26.5%, 28.8% and 30.5%, respectively. The decline in front store revenues as a percentage of total net revenues in 2015 and 2014 was largely due to the removal of tobacco products and the associated basket sales. On average, our gross profit on front store revenues is generally higher than our gross profit on pharmacy revenues. Pharmacy revenues as a percentage of total net revenues increased approximately 220, 120 and 60 basis points in the years ended December 31, 2015, 2014 and 2013, respectively. This was due to pharmacy revenues growing faster than front store revenues, as well as the acquisition of Omnicare. The mix effect from a higher proportion of pharmacy sales had a negative effect on our overall gross profit for the years ended December 31, 2015, 2014 and 2013, respectively. This negative effect was partially offset by increased generic drug dispensing rates, the removal of tobacco products from our stores, favorable purchasing economics and increased store brand penetration.

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

•
Our pharmacy gross profit rates have been adversely affected by the efforts of managed care organizations, PBMs and governmental and other third party payors to reduce their prescription drug costs, as well as changes in the mix of our business within pharmacy. In the event this trend accelerates, we may not be able to sustain our current rate of revenue growth and gross profit dollars could be adversely impacted. The increased use of generic drugs has positively impacted our gross profit but has resulted in third party payors augmenting their efforts to reduce reimbursement payments to retail pharmacies for prescriptions. This trend, which we expect to continue, reduces the benefit we realize from brand to generic product conversions.

•
ACA made several significant changes to Medicaid rebates and to reimbursement. One of these changes was the revision of the definition of Average Manufacturer Price (“AMP”) and the reimbursement formula for multi-source drugs. Changes in reporting of AMP or other adjustments that may be made regarding the reimbursement of drug payments by Medicaid and Medicare could impact our pricing to customers and other payors and/or could impact our ability to negotiate discounts or rebates with manufacturers, wholesalers, PBMs or retail and mail pharmacies. See “Efforts to reduce reimbursement levels and alter health care financing practices” in Part I, Item 1A, Risk Factors within our 2015 Form 10-K, for additional information.

Operating expenses in our Retail/LTC Segment include store payroll, store employee benefits, store occupancy costs, selling expenses, advertising expenses, depreciation and amortization expense and certain administrative expenses.

Operating expenses increased $347 million, or 2.4% to $14.9 billion, or 20.6% as a percentage of net revenues, in the year ended December 31, 2015, as compared to $14.5 billion, or 21.4% as a percentage of net revenues, in the prior year. Operating expenses increased $671 million, or 4.8%, to $14.5 billion, or 21.4% as a percentage of net revenues, in the year ended December 31, 2014, as compared to $13.8 billion, or 21.1% as a percentage of net revenues, in the prior year. Operating expenses as a percentage of net revenues for the year ended December 31, 2015 improved primarily due to higher legal costs in the prior year and leverage gained from the addition of LTC net revenues. The increase in operating expense dollars for the year ended December 31, 2015, was primarily due to the addition of LTC, including acquisition-related integration costs of $64 million, and incremental store operating costs associated with operating more stores. Operating expenses as a percentage of net revenues increased in 2014 primarily due to reimbursement rate pressure, the implementation of Specialty Connect, which reduced net revenues, and higher legal costs. The increase in operating expense dollars in 2014 and 2013 was the result of higher store operating costs associated with our increased store count, as well as higher legal costs. The results for the years ended December 31, 2014 and 2013 include gains from legal settlements of $21 million and $61 million, respectively. Additionally, in September 2014, the Retail/LTC Segment made a charitable contribution of $25 million to the CVS Foundation to fund future charitable giving. The foundation is a non-profit entity that focuses on health, education and community involvement programs.

Corporate Segment

Operating expenses increased $241 million, or 30.3%, to $1.0 billion in the year ended December 31, 2015, as compared to the prior year. Operating expenses increased $45 million, or 6.0%, to $796 million in the year ended December 31, 2014. Operating expenses within the Corporate Segment include executive management, corporate relations, legal, compliance, human resources, corporate information technology and finance related costs. The increase in operating expenses in 2015 was primarily due to acquisition-related transaction and integration costs associated with the acquisition of Omnicare and Target's pharmacy and clinic business, as well as a $90 million charge related to a legacy lawsuit challenging the 1999 settlement by MedPartners of various securities class actions and a related derivative claim. Total acquisition-related transaction and integration costs recorded in the Corporate Segment for both acquisitions were $156 million and the charge for the lawsuit was $90 million for the year ended December 31, 2015. The increase in operating expenses in 2014 was primarily due to increased strategic initiatives, benefits costs, facilities management and information technology costs.

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

The change in cash and cash equivalents is as follows:

	Year Ended December 31,
In millions	2015	2014	2013
Net cash provided by operating activities	$8,412	$8,137	$5,783
Net cash used in investing activities	(13,420)	(4,045)	(1,835)
Net cash provided by (used in) financing activities	5,006	(5,694)	(1,237)
Effect of exchange rate changes on cash and cash equivalents	(20)	(6)	3
Net increase (decrease) in cash and cash equivalents	$(22)	$(1,608)	$2,714

Net cash provided by operating activities increased by $275 million in 2015 and $2.4 billion in 2014. The increase in 2015 was primarily due to increased net income partially offset by various changes in working capital. The increase in 2014 was primarily due to increased net income and increased accounts payable due to payables management and timing.

Net cash used in investing activities increased by $9.4 billion in 2015 and increased by $2.2 billion in 2014. The increase in 2015 was primarily due to the $9.6 billion paid for the acquisition of Omnicare and the $1.9 billion paid for the acquisition of the Target pharmacy and clinic businesses in 2015, compared to the $2.1 billion paid for the Coram acquisition in 2014. The increase in 2014 was primarily due to the $2.1 billion paid for the acquisition of Coram and an increase in capital expenditures.

In 2015, gross capital expenditures totaled approximately $2.4 billion, an increase of $231 million compared to the prior year. During 2015, approximately 36% of our total capital expenditures were for new store construction, 21% were for store, fulfillment and support facilities expansion and improvements and 43% were for technology and other corporate initiatives. Gross capital expenditures totaled approximately $2.1 billion and $2.0 billion during 2014 and 2013, respectively. During 2014, approximately 42% of our total capital expenditures were for new store construction, 21% were for store, fulfillment and support facilities expansion and improvements and 37% were for technology and other corporate initiatives.

Proceeds from sale-leaseback transactions totaled $411 million in 2015. This compares to $515 million in 2014 and $600 million in 2013. Under the sale-leaseback transactions, the properties are generally sold at net book value, which generally approximates fair value, and the resulting leases generally qualify and are accounted for as operating leases. The specific timing and amount of future sale-leaseback transactions will vary depending on future market conditions and other factors.

Below is a summary of our store development activity for the respective years:

	2015(2)	2014(2)	2013(2)
Total stores (beginning of year)	7,866	7,702	7,508
New and acquired stores(1)	1,833	187	213
Closed stores(1)	(34)	(23)	(19)
Total stores (end of year)	9,665	7,866	7,702
Relocated stores	58	60	78

(1)         Relocated stores are not included in new or closed store totals.
(2)         Includes retail drugstores, onsite pharmacy stores, specialty pharmacy stores and pharmacies within Target stores.

Net cash provided by financing activities increased by $10.7 billion in 2015 and cash used in financing activities increased by $4.5 billion in 2014. The increase cash received in 2015 was primarily due to higher net borrowings in 2015 including the $14.8 billion in net proceeds received from the July 2015 debt issuance, partially offset by an increase in share repurchases of

$1.0 billion. The increase in cash used in 2014 was primarily due to the repayments of long-term debt and lower borrowings than in 2013.

Share repurchase programs — The following share repurchase programs were authorized by the Company’s Board of Directors:

In billions
Authorization Date	Authorized	Remaining
December 15, 2014 (“2014 Repurchase Program”)	$10.0	$7.7
December 17, 2013 (“2013 Repurchase Program”)	$6.0	$—
September 19, 2012 (“2012 Repurchase Program”)	$6.0	$—

The share Repurchase Programs, each of which was effective immediately, permit the Company to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase (“ASR”) transactions, and/or other derivative transactions. The 2014 Repurchase Program may be modified or terminated by the Board of Directors at any time. The 2013 and 2012 Repurchase Programs have been completed, as described below.

Pursuant to the authorization under the 2014 Repurchase Program, effective December 11, 2015, the Company entered into a $725 million fixed dollar ASR with Barclays Bank PLC (“Barclays”). Upon payment of the $725 million purchase price on December 14, 2015, the Company received a number of shares of its common stock equal to 80% of the $725 million notional amount of the ASR or approximately 6.2 million shares. At the conclusion of the ASR program, the Company may receive additional shares equal to the remaining 20% of the $725 million notional amount. The initial 6.2 million shares of common stock delivered to the Company by Barclays were placed into treasury stock in December 2015. The ASR was accounted for as an initial treasury stock transaction for $580 million and a forward contract for $145 million. The forward contract was classified as an equity instrument and was recorded within capital surplus on the consolidated balance sheet. On January 28, 2016, the Company received 1.4 million shares of common stock, representing the remaining 20% of the $725 million notional amount of the ASR, thereby concluding the ASR. The remaining 1.4 million shares of common stock delivered to the Company by Barclays were placed into treasury stock in January 2016 and the forward contract was reclassified from capital surplus to treasury stock.

Pursuant to the authorization under the 2013 Repurchase Programs, effective January 2, 2015, the Company entered into a $2.0 billion fixed dollar ASR agreement with J.P. Morgan Chase Bank (“JP Morgan”). Upon payment of the $2.0 billion purchase price on January 5, 2015, the Company received a number of shares of its common stock equal to 80% of the $2.0 billion notional amount of the ASR agreement or approximately 16.8 million shares, which were placed into treasury stock in January 2015. On May 1, 2015, the Company received approximately 3.1 million shares of common stock, representing the remaining 20% of the $2.0 billion notional amount of the ASR, thereby concluding the ASR. The remaining 3.1 million shares of common stock delivered to the Company by JP Morgan were placed into treasury stock in May 2015. The ASR was accounted for as an initial treasury stock transaction for $1.6 billion and a forward contract for $0.4 billion. The forward contract was classified as an equity instrument and was initially recorded within capital surplus on the consolidated balance sheet and was reclassified to treasury stock upon the settlement of the ASR in May 2015.

Pursuant to the authorization under the 2012 Repurchase Program, effective October 1, 2013, the Company entered into a $1.7 billion fixed dollar ASR agreement with Barclays. Upon payment of the $1.7 billion purchase price on October 1, 2013, the Company received a number of shares of its common stock equal to 50% of the $1.7 billion notional amount of the ASR agreement or approximately 14.9 million shares at a price of $56.88 per share. The Company received approximately 11.7 million shares of common stock on December 30, 2013 at an average price of $63.83 per share, representing the remaining 50% of the $1.7 billion notional amount of the ASR agreement and thereby concluding the agreement. The total of 26.6 million shares of common stock delivered to the Company by Barclays over the term of the October 2013 ASR agreement were placed into treasury stock. The ASR was accounted for as an initial treasury stock transaction and a forward contract. The forward contract was classified as an equity instrument.

Each of the ASR transactions described above, the initial repurchase of the shares and delivery of the remainder of the shares to conclude each ASR, resulted in an immediate reduction of the outstanding shares used to calculate the weighted average common shares outstanding for basic and diluted earnings per share.

During the year ended December 31, 2015, the Company repurchased an aggregate of 48.0 million shares of common stock for approximately $5.0 billion under the 2013 and 2014 Repurchase Programs. As of December 31, 2015, there remained an aggregate of approximately $7.7 billion available for future repurchases under the 2014 Repurchase Program and the 2013 Repurchase Program was complete.

Short-term borrowings - We did not have any commercial paper outstanding as of December 31, 2015. In connection with our commercial paper program, we maintain a $1.00 billion, five-year unsecured back-up credit facility, which expires on May 23, 2018, a $1.25 billion, five-year unsecured back-up credit facility, which expires on July 24, 2019, and a $1.25 billion, five-year unsecured back-up credit facility, which expires on July 1, 2020. The credit facilities allow for borrowings at various rates that are dependent, in part, on the Company’s public debt ratings and require the Company to pay a weighted average quarterly facility fee of approximately 0.03%, regardless of usage. As of December 31, 2015, there were no borrowings outstanding under the back-up credit facilities.

On May 20, 2015, in connection with the acquisition of Omnicare, the Company entered into a $13 billion unsecured bridge loan facility. The Company paid approximately $52 million in fees in connection with the facility. The fees were capitalized and amortized as interest expense over the period the bridge facility was outstanding. The bridge loan facility expired on July 20, 2015 upon the Company’s issuance of unsecured senior notes with an aggregate principal of $15 billion as discussed below. The bridge loan facility fees were fully amortized during the year ended December 31, 2015.

Long-term borrowings - On July 20, 2015, the Company issued an aggregate of $2.25 billion of 1.9% unsecured senior notes due 2018 (“2018 Notes”), an aggregate of $2.75 billion of 2.8% unsecured senior notes due 2020 (“2020 Notes”), an aggregate of $1.5 billion of 3.5% unsecured senior notes due 2022 (“2022 Notes”), an aggregate of $3 billion of 3.875% unsecured senior notes due 2025 (“2025 Notes”), an aggregate of $2 billion of 4.875% unsecured senior notes due 2035 (“2035 Notes”), and an aggregate of $3.5 billion of 5.125% unsecured senior notes due 2045 (“2045 Notes” and, together with the 2018 Notes, 2020 Notes, 2022 Notes, 2025 Notes and 2035 Notes, the “Notes”) for total proceeds of approximately $14.8 billion, net of discounts and underwriting fees. The Notes pay interest semi-annually and contain redemption terms which allow or require the Company to redeem the Notes at a defined redemption price plus accrued and unpaid interest at the redemption date. The net proceeds of the Notes were used to fund the Omnicare acquisition and the acquisition of the pharmacies and clinics of Target. The remaining proceeds were used for general corporate purposes.

Upon the closing of the Omnicare acquisition in August 2015, the Company assumed the long-term debt of Omnicare that had a fair value of approximately $3.1 billion, $2.0 billion of which was previously convertible into Omnicare shares that holders were able to redeem subsequent to the acquisition. During the period from August 18, 2015 to December 31, 2015, all but $5 million of the $2.0 billion of previously convertible debt was redeemed and repaid and approximately $0.4 billion in Omnicare term debt assumed was repaid for total repayments of Omnicare debt of approximately $2.4 billion in 2015.

The remaining principal of the Omnicare debt assumed was comprised of senior unsecured notes with an aggregate principal amount of $700 million ($400 million of 4.75% senior notes due 2022 and $300 million of 5% senior notes due 2024). In September 2015, the Company commenced exchange offers for the 4.75% senior notes due 2022 and the 5% senior notes due 2024 to exchange all validly tendered and accepted notes issued by Omnicare for notes to be issued by the Company. This offer expired on October 20, 2015 and the aggregate principal amounts below of each of the Omnicare notes were validly tendered and exchanged for notes issued by the Company.

Interest Rate and Maturity	Aggregate Principal Amount (In Millions)	Percentage of Total Outstanding Principal Amount Exchanged
4.75% senior notes due 2022	$388	96.8%
5% senior notes due 2024	296	98.8%
Total senior notes issued under exchange transaction	$684

The Company recorded this exchange transaction as a modification of the original debt instruments. As such, no gain or loss on extinguishment was recognized in the Company's consolidated income statement as a result of this exchange transaction and issuance costs were expensed as incurred.

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

Our backup credit facilities and unsecured senior notes (see Note 6, “Borrowings and Credit Agreements” to the consolidated financial statements) contain customary restrictive financial and operating covenants.

These covenants do not include a requirement for the acceleration of our debt maturities in the event of a downgrade in our credit rating. We do not believe the restrictions contained in these covenants materially affect our financial or operating flexibility.

As of December 31, 2015 and 2014, we had no outstanding derivative financial instruments.

Debt Ratings - As of December 31, 2015, our long-term debt was rated “Baa1” by Moody’s with a stable outlook and “BBB+” by Standard & Poor’s with a stable outlook, and our commercial paper program was rated “P-2” by Moody’s and “A-2” by Standard & Poor’s. In assessing our credit strength, we believe that both Moody’s and Standard & Poor’s considered, among other things, our capital structure and financial policies as well as our consolidated balance sheet, our historical acquisition activity and other financial information. Although we currently believe our long-term debt ratings will remain investment grade, we cannot guarantee the future actions of Moody’s and/or Standard & Poor’s. Our debt ratings have a direct impact on our future borrowing costs, access to capital markets and new store operating lease costs.

Quarterly Dividend Increase - In December 2015, our Board of Directors authorized a 21% increase in our quarterly common stock dividend to $0.425 per share effective in 2016. This increase equates to an annual dividend rate of $1.70 per share. In December 2014, our Board of Directors authorized a 27% increase in our quarterly common stock dividend to $0.35 per share. This increase equated to an annual dividend rate of $1.40 per share. In December 2013, our Board of directors authorized a 22% increase in our quarterly common stock dividend to $0.275 per share. This increase equated to an annual dividend rate of $1.10 per share.

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

As of December 31, 2015, we guaranteed approximately 72 such store leases (excluding the lease guarantees related to Linens ‘n Things), with the maximum remaining lease term extending through 2026. Management believes the ultimate disposition of any of the remaining lease guarantees will not have a material adverse effect on the Company’s consolidated financial condition or future cash flows. Please see “Income (loss) from discontinued operations” previously in this document for further information regarding our guarantee of certain Linens ‘n Things’ store lease obligations.

Below is a summary of our significant contractual obligations as of December 31, 2015:

	Payments Due by Period
In millions	Total	2016	2017 to 2018	2019 to 2020	Thereafter
Operating leases	$27,681	$2,405	$4,518	$3,921	$16,837
Lease obligations from discontinued operations	35	14	13	5	3
Capital lease obligations	1,324	52	164	138	970
Contractual lease obligations with Target(1)	1,697	—	—	—	1,697
Long-term debt	26,819	1,179	4,588	4,444	16,608
Interest payments on long-term debt(2)	14,201	1,079	1,982	1,698	9,442
Other long-term liabilities reflected in our consolidated balance sheet	829	42	432	102	253
	$72,586	$4,771	$11,697	$10,308	$45,810

(1)
The Company leases pharmacy and clinic space from Target. See Note 7, “Leases” to the consolidated financial statements for additional information regarding the lease arrangements with Target. Amounts related to the operating and capital leases with Target are reflected within the operating leases and capital lease obligations above. Amounts due in excess of the remaining estimated economic lives of the buildings are reflected herein assuming equivalent stores continue to operate through the term of the arrangements.

(2)	Interest payments on long-term debt are calculated on outstanding balances and interest rates in effect on December 31, 2015

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

We determine whether we are the principal or agent for our retail pharmacy network transactions on a contract by contract basis. In the majority of our contracts, we have determined we are the principal due to us: (i) being the primary obligor in the arrangement, (ii) having latitude in establishing the price, changing the product or performing part of the service, (iii) having discretion in supplier selection, (iv) having involvement in the determination of product or service specifications, and (v) having credit risk. Our obligations under our client contracts for which revenues are reported using the gross method are separate and distinct from our obligations to the third party pharmacies included in our retail pharmacy network contracts. Pursuant to these contracts, we are contractually required to pay the third party pharmacies in our retail pharmacy network for products sold, regardless of whether we are paid by our clients. Our responsibilities under these client contracts typically include validating eligibility and coverage levels, communicating the prescription price and the co-payments due to the third party retail pharmacy, identifying possible adverse drug interactions for the pharmacist to address with the physician prior to dispensing, suggesting clinically appropriate generic alternatives where appropriate and approving the prescription for dispensing. Although we do not have credit risk with respect to Retail Co-Payments or inventory risk related to retail network claims, we believe that all of the other indicators of gross revenue reporting are present. For contracts under which we act as an agent, we record revenues using the net method.

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

We participate in the federal government’s Medicare Part D program as a PDP through our SilverScript Insurance Company subsidiary. Our net revenues include insurance premiums earned by the PDP, which are determined based on the PDP’s annual bid and related contractual arrangements with CMS. The insurance premiums include a beneficiary premium, which is the responsibility of the PDP member, but which is subsidized by CMS in the case of low-income members, and a direct premium paid by CMS. Premiums collected in advance are initially deferred as accrued expenses and are then recognized ratably as revenue over the period in which members are entitled to receive benefits.

In addition to these premiums, our net revenues include co-payments, coverage gap benefits, deductibles and co-insurance (collectively, the “Member Co-Payments”) related to PDP members’ actual prescription claims. In certain cases, CMS subsidizes a portion of these Member Co-Payments and we are paid an estimated prospective Member Co-Payment subsidy, each month. The prospective Member Co-Payment subsidy amounts received from CMS are also included in our net revenues. We assume no risk for these amounts, which represented 6.3%, 6.4% and 7.0% of consolidated net revenues in 2015, 2014 and 2013, respectively. If the prospective Member Co-Payment subsidies received differ from the amounts based on actual prescription claims, the difference is recorded in either accounts receivable or accrued expenses. We account for fully insured CMS obligations and Member Co-Payments (including the amounts subsidized by CMS) using the gross method consistent with our revenue recognition policies for Mail Co-Payments and Retail Co-Payments. We have recorded estimates of various assets and liabilities arising from our participation in the Medicare Part D program based on information in our claims management and enrollment systems. Significant estimates arising from our participation in the Medicare Part D program include: (i) estimates of low-income cost subsidy, reinsurance amounts and coverage gap discount amounts ultimately payable to or receivable from CMS based on a detailed claims reconciliation, (ii) an estimate of amounts payable to CMS under a risk-sharing feature of the Medicare Part D program design, referred to as the risk corridor and (iii) estimates for claims that have been reported and are in the process of being paid or contested and for our estimate of claims that have been incurred but have not yet been reported. Actual amounts of Medicare Part D-related assets and liabilities could differ significantly from amounts recorded. Historically, the effect of these adjustments has not been material to our results of operations or financial position.

Retail/LTC Segment

Retail Pharmacy - We recognize revenue from the sale of front store merchandise at the time the merchandise is purchased by the retail customer and recognize revenue from the sale of prescription drugs when the prescription is picked up by the customer. Customer returns are not material. Sales taxes are not included in revenue.

Long-term Care - We recognize revenue when products are delivered or services are rendered or provided to our customers, prices are fixed and determinable, and collection is reasonably assured. A significant portion of our revenues from sales of pharmaceutical and medical products are reimbursed by the federal Medicare Part D program and, to a lesser extent, state Medicaid programs. Payments for services rendered to patients covered by these programs are generally less than billed charges. We monitor our revenues and receivables from these reimbursement sources, as well as other third party insurance payors, and record an estimated contractual allowances for sales and receivable balances at the revenue recognition date, to properly account for anticipated differences between billed and reimbursed amounts. Accordingly, the total net sales and receivables reported in our consolidated financial statements are recorded at the amount expected to be ultimately received from these payors. Since billing functions for a portion of our revenue systems are largely computerized, enabling on-line adjudication at the time of sale to record net revenues, our exposure in connection with estimating contractual allowance adjustments is limited primarily to unbilled and initially rejected Medicare, Medicaid and third party claims (typically approved for reimbursement once additional information is provided to the payor). For the remaining portion of our revenue systems, the contractual allowance is estimated for all billed, unbilled and initially rejected Medicare, Medicaid and third party claims. We evaluate several criteria in developing the estimated contractual allowances on a monthly basis, including historical trends based on actual claims paid, current contract and reimbursement terms, and changes in customer base and payor/product mix. Contractual allowance estimates are adjusted to actual amounts as cash is received and claims are settled, and the aggregate impact of these resulting adjustments was not significant to our results of operations. Further, we do not expect the impact of changes in estimates related to unsettled contractual allowance amounts from Medicare, Medicaid and third party payors as of December 31, 2015 to be significant to our future consolidated results of operation, financial position and cash flows.

Patient co-payments associated with Medicare Part D, certain state Medicaid programs, Medicare Part B and certain third party payors are typically not collected at the time products are delivered or services are rendered, but are billed to the individuals as part of our normal billing procedures and subject to our normal accounts receivable collections procedures.

Health Care Clinics - for services provided by our health care clinics, revenue recognition occurs for completed services provided to patients, with adjustments taken for third party payor contractual obligations and patient direct bill historical collection rates.

Loyalty Program - our customer loyalty program, ExtraCare®, is comprised of two components, ExtraSavingsTM and ExtraBucks® Rewards. ExtraSavings coupons redeemed by customers are recorded as a reduction of revenues when redeemed. ExtraBucks Rewards are accrued as a charge to cost of revenues when earned, net of estimated breakage. We determine breakage based on our historical redemption patterns.

Allowances for Doubtful Accounts

Accounts receivable primarily includes amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies, governmental agencies and long-term care facilities), clients, members and private pay customers, as well as vendors and manufacturers. We provide a reserve for accounts receivable considered to be at increased risk of becoming uncollectible by establishing an allowance to reduce the carrying value of such receivables to their estimated net realizable value. We establish this allowance for doubtful accounts and consider such factors as historical collection experience, (i.e., payment history and credit losses) and creditworthiness, specifically identified credit risks, aging of accounts receivable by payor category, current and expected economic conditions and other relevant factors. We regularly review our allowance for doubtful accounts for appropriateness. Judgment is used to assess the collectability of account balances and the economic ability of a customer to pay.

Our allowance for doubtful accounts as of December 31, 2015 was $161 million, compared with $256 million as of December 31, 2014. Our allowance for doubtful accounts represented 1.3% and 2.6% of gross receivables (net of contractual allowance adjustments) as of December 31, 2015 and 2014, respectively. Unforeseen future developments could lead to changes in our provision for doubtful accounts levels and future allowance for doubtful accounts percentages. For example, a one percentage point increase in the allowance for doubtful accounts as a percentage of gross receivables as of December 31, 2015 would result in an increase to the provision of doubtful accounts of approximately $120 million.

Given our experience, we believe that our aggregate reserves for potential losses are adequate, but if any of our larger customers were to unexpectedly default on their obligations, our overall allowances for doubtful accounts may prove to be inadequate. In particular, if economic conditions worsen, the payor mix shifts significantly or reimbursement rates are adversely affected, we may adjust our allowance for doubtful accounts accordingly, and our accounts receivable collections, cash flows, financial position and results of operations could be adversely affected.

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

Retail/LTC Segment

Vendor allowances received by the Retail/LTC Segment reduce the carrying cost of inventory and are recognized in cost of revenues when the related inventory is sold, unless they are specifically identified as a reimbursement of incremental costs for promotional programs and/or other services provided. Amounts that are directly linked to advertising commitments are recognized as a reduction of advertising expense (included in operating expenses) when the related advertising commitment is satisfied. Any such allowances received in excess of the actual cost incurred also reduce the carrying cost of inventory. The total value of any upfront payments received from vendors that are linked to purchase commitments is initially deferred. The deferred amounts are then amortized to reduce cost of revenues over the life of the contract based upon purchase volume. The total value of any upfront payments received from vendors that are not linked to purchase commitments is also initially deferred. The deferred amounts are then amortized to reduce cost of revenues on a straight-line basis over the life of the related contract.

We have not made any material changes in the way we account for vendor allowances and purchase discounts during the past three years.

Inventory

Effective January 1, 2015, the Company changed its methods of accounting for “front store” inventories in the Retail/LTC Segment. Prior to 2015, the Company valued front store inventories at the lower of cost or market on a first-in, first-out (“FIFO”) basis in retail stores using the retail inventory method and in distribution centers using the FIFO cost method. Effective January 1, 2015, all front store inventories in the Retail/LTC Segment have been valued at the lower of cost or market using the weighted average cost method. These changes affected approximately 36% of consolidated inventories.

These changes were made primarily to provide the Company with better information to manage its retail front store operations and to bring all of the Company’s inventories to a common inventory valuation methodology. The Company believes the weighted average cost method is preferable to the retail inventory method and the FIFO cost method because it results in greater precision in the determination of cost of revenues and inventories at the stock keeping unit (“SKU”) level and results in a consistent inventory valuation method for all of the Company’s inventories as all of the Company’s remaining inventories, which consist of prescription drugs, were already being valued using the weighted average cost method.

The Company recorded the cumulative effect of these changes in accounting principle as of January 1, 2015. The Company determined that retrospective application for periods prior to 2015 is impracticable, as the period-specific information necessary to value front store inventories in the Retail/LTC Segment under the weighted average cost method is unavailable. The Company implemented a new perpetual inventory system to manage front store inventory at the SKU level and valued front store inventory as of January 1, 2015 and calculated the cumulative impact. The effect of these changes in accounting principle as of January 1, 2015, was a decrease in inventories of $7 million, an increase in current deferred income tax assets of $3 million and a decrease in retained earnings of $4 million.

All prescription drug inventories in the Retail/LTC Segment have been valued at the lower of cost or market using the weighted average cost method. The weighted average cost method is used to determine cost of sales and inventory in our mail service and specialty pharmacies in our Pharmacy Services Segment.

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

Our total reserve for estimated inventory losses covered by this critical accounting policy was $225 million as of December 31, 2015. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for estimated inventory losses, it is possible that actual results could differ. In order to help you assess the aggregate risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated inventory losses, which we believe is a reasonably likely change, would increase or decrease our total reserve for estimated inventory losses by about $23 million as of December 31, 2015.

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

The carrying value of goodwill and other intangible assets covered by this critical accounting policy was $38.1 billion and $13.9 billion as of December 31, 2015, respectively. We did not record any impairment losses related to goodwill or other intangible assets during 2015, 2014 or 2013. During the third quarter of 2015, we performed our required annual impairment tests of goodwill and indefinitely-lived trademarks. The results of the impairment tests concluded that there was no impairment of goodwill or trademarks. The goodwill impairment test resulted in the fair value of our reporting units exceeding their carrying values by a significant margin.

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

Our total closed store lease liability covered by this critical accounting policy was $221 million as of December 31, 2015. This amount is net of $115 million of estimated sublease income that is subject to the uncertainties discussed above. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for sublease income, it is possible that actual results could differ.

In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated sublease income, which we believe is a reasonably likely change, would increase or decrease our total closed store lease liability by about $12 million as of December 31, 2015.

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

Our total self-insurance liability covered by this critical accounting policy was $660 million as of December 31, 2015. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for our self-insurance liability, it is possible that actual results could differ. In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimate for our self-insurance liability, which we believe is a reasonably likely change, would increase or decrease our self-insurance liability by about $66 million as of December 31, 2015.

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

Proposed Lease Accounting Standard Update

In May 2013, the Financial Accounting Standards Board issued a revised proposed accounting standard update on lease accounting that will require entities to recognize assets and liabilities arising from lease contracts on the balance sheet. The proposed accounting standard update states that lessees and lessors should apply a “right-of-use model” in accounting for all leases. Under the proposed model, lessees would recognize an asset for the right to use the leased asset, and a liability for the obligation to make rental payments over the lease term. The Company cannot presently determine the potential impact the proposed standard would have on its results of operations. While the Company believes that the proposed standard, as currently drafted, will likely have a material impact on its financial position, it will not have a material impact on its liquidity; however, until the proposed standard is finalized, such evaluation cannot be completed.

See Note 1, “Significant Accounting Policies” to the consolidated financial statements for a description of New Accounting Pronouncements applicable to the Company.

Cautionary Statement Concerning Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the federal securities laws. In addition, the Company and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”) and in its reports to stockholders, press releases, webcasts, conference calls, meetings and other communications. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “project,” “anticipate,” “will,” “should” and similar expressions identify statements that constitute forward-looking statements. All statements addressing operating performance of CVS Health Corporation or any subsidiary, events or developments that the Company expects or anticipates will occur in the future, including statements relating to corporate strategy; revenue growth; earnings or earnings per common share growth; adjusted earnings or adjusted earnings per common share growth; free cash flow; debt ratings; inventory levels; inventory turn and loss rates; store development; relocations and new market entries; retail pharmacy business, sales trends and operations; PBM business, sales trends and operations; LTC pharmacy business, sales trends and operations; the Company’s ability to attract or retain customers and clients; Medicare Part D competitive bidding, enrollment and operations; new product development; and the impact of industry developments, as well as statements expressing optimism or pessimism about future operating results or events, are forward-looking statements within the meaning of the federal securities laws.

The forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons as described in our SEC filings, including those set forth in the Risk Factors section within the 2015 Annual Report on Form 10-K, and including, but not limited to:

•
Risks relating to the health of the economy in general and in the markets we serve, which could impact consumer purchasing power, preferences and/or spending patterns, drug utilization trends, the financial health of our PBM and LTC clients or other payors doing business with the Company and our ability to secure necessary financing, suitable store locations and sale-leaseback transactions on acceptable terms.

•	Efforts to reduce reimbursement levels and alter health care financing practices, including pressure to reduce reimbursement levels for generic drugs.

•
The possibility of PBM and LTC client loss and/or the failure to win new PBM and LTC business, including as a result of failure to win renewal of expiring contracts, contract termination rights that may permit clients to terminate a contract prior to expiration and early or periodic renegotiation of pricing by clients prior to expiration of a contract.

•	The possibility of loss of Medicare Part D business and/or failure to obtain new Medicare Part D business, whether as a result of the annual Medicare Part D competitive bidding process or otherwise.

•	Risks related to the frequency and rate of the introduction of generic drugs and brand name prescription products.

•
Risks of declining gross margins in the PBM and LTC pharmacy industries attributable to increased competitive pressures, increased client demand for lower prices, enhanced service offerings and/or higher service levels and market dynamics and, with respect to the PBM industry, regulatory changes that impact our ability to offer plan sponsors pricing that includes the use of retail “differential” or “spread.”

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

•
Risks and uncertainties related to the timing and scope of reimbursement from Medicare, Medicaid and other government-funded programs, including the possible impact of sequestration, the impact of other federal budget, debt and deficit negotiations and legislation that could delay or reduce reimbursement from such programs and the impact of any closure, suspension or other changes affecting federal or state government funding or operations.

•
Possible changes in industry pricing benchmarks used to establish pricing in many of our PBM and LTC client contracts, pharmaceutical purchasing arrangements, retail network contracts, specialty payor agreements and other third party payor contracts.

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

•
Risks related to litigation, government investigations and other legal proceedings as they relate to our business, the pharmacy services, retail pharmacy, LTC pharmacy or retail clinic industries or to the health care industry generally.

•
The risk that any condition related to the closing of any proposed acquisition may not be satisfied on a timely basis or at all, including the inability to obtain required regulatory approvals of any proposed acquisition, or on the terms desired or anticipated; the risk that such approvals may result in the imposition of conditions that could adversely affect the resulting combined company or the expected benefits of any proposed transaction; and the risk that the proposed transactions fail to close for any other reason.

•	The possibility that the anticipated synergies and other benefits from any acquisition by us will not be realized, or will not be realized within the expected time periods.

•
The risks and uncertainties related to our ability to integrate the operations, products, services and employees of any entities acquired by us and the effect of the potential disruption of management’s attention from ongoing business operations due to any pending acquisitions.

•	The accessibility or availability of adequate financing on a timely basis and on reasonable terms in connection with any proposed acquisition.

•	Risks related to the outcome of any legal proceedings related to, or involving any entity that is a part of, any proposed acquisition contemplated by us.

•	Other risks and uncertainties detailed from time to time in our filings with the SEC.

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

Management’s Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our Company’s internal control over financial reporting includes those policies and procedures that pertain to the Company’s ability to record, process, summarize and report a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that the unauthorized acquisition, use or disposition of assets are prevented or timely detected and that transactions are authorized, recorded and reported properly to permit the preparation of financial statements in accordance with generally accepted accounting principles (GAAP) and receipts and expenditures are duly authorized. In order to ensure the Company’s internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 31, 2015.

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

Management's assessment of the effectiveness of our internal control over financial reporting did not include two acquisitions, Omnicare, Inc. and the pharmacies and clinics of Target Corporation, consummated during fiscal year 2015. Omnicare, Inc. and the Target Corporation pharmacy and clinic businesses are included in the Company's 2015 consolidated financial statements and represent 18% of total assets as of December 31, 2015 and 2% of net revenues for the year then ended.

Based on our assessment, we conclude our Company’s internal control over financial reporting is effective and provides reasonable assurance that assets are safeguarded and that the financial records are reliable for preparing financial statements as of December 31, 2015.

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

February 9, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of CVS Health Corporation

We have audited CVS Health Corporation’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). CVS Health Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Omnicare, Inc. and the pharmacies and clinics of Target Corporation, which are included in the 2015 consolidated financial statements of CVS Health Corporation and constituted 18% of total assets as of December 31, 2015 and 2% of net revenues for the year then ended. Our audit of internal control over financial reporting of CVS Health Corporation also did not include an evaluation of the internal control over financial reporting of Omnicare, Inc. and the pharmacies and clinics of Target Corporation.

In our opinion, CVS Health Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CVS Health Corporation as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2015 of CVS Health Corporation and our report dated February 9, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 9, 2016

Consolidated Statements of Income

	Year Ended December 31,
In millions, except per share amounts	2015	2014	2013
Net revenues	$153,290	$139,367	$126,761
Cost of revenues	126,762	114,000	102,978
Gross profit	26,528	25,367	23,783
Operating expenses	17,074	16,568	15,746
Operating profit	9,454	8,799	8,037
Interest expense, net	838	600	509
Loss on early extinguishment of debt	—	521	—
Income before income tax provision	8,616	7,678	7,528
Income tax provision	3,386	3,033	2,928
Income from continuing operations	5,230	4,645	4,600
Income (loss) from discontinued operations, net of tax	9	(1)	(8)
Net income	5,239	4,644	4,592
Net income attributable to noncontrolling interest	(2)	—	—
Net income attributable to CVS Health	$5,237	$4,644	$4,592
Basic earnings per share:
Income from continuing operations attributable to CVS Health	$4.65	$3.98	$3.78
Income (loss) from discontinued operations attributable to CVS Health	$0.01	$—	$(0.01)
Net income attributable to CVS Health	$4.66	$3.98	$3.77
Weighted average shares outstanding	1,118	1,161	1,217
Diluted earnings per share:
Income from continuing operations attributable to CVS Health	$4.62	$3.96	$3.75
Income (loss) from discontinued operations attributable to CVS Health	$0.01	$—	$(0.01)
Net income attributable to CVS Health	$4.63	$3.96	$3.74
Weighted average shares outstanding	1,126	1,169	1,226
Dividends declared per share	$1.40	$1.10	$0.90

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
In millions	2015	2014	2013
Net income	$5,239	$4,644	$4,592
Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax	(100)	(35)	(30)
Net cash flow hedges, net of tax	2	4	3
Pension and other postretirement benefits, net of tax	(43)	(37)	59
Total other comprehensive income (loss)	(141)	(68)	32
Comprehensive income	5,098	4,576	4,624
Comprehensive income attributable to noncontrolling interest	(2)	—	—
Comprehensive income attributable to CVS Health	$5,096	$4,576	$4,624

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

	December 31,
In millions, except per share amounts	2015	2014
Assets:
Cash and cash equivalents	$2,459	$2,481
Short-term investments	88	34
Accounts receivable, net	11,888	9,687
Inventories	14,001	11,930
Deferred income taxes	1,220	985
Other current assets	722	866
Total current assets	30,378	25,983
Property and equipment, net	9,855	8,843
Goodwill	38,106	28,142
Intangible assets, net	13,878	9,774
Other assets	1,440	1,445
Total assets	$93,657	$74,187
Liabilities:
Accounts payable	$7,490	$6,547
Claims and discounts payable	7,653	5,404
Accrued expenses	6,829	5,816
Short-term debt	—	685
Current portion of long-term debt	1,197	575
Total current liabilities	23,169	19,027
Long-term debt	26,267	11,630
Deferred income taxes	5,437	4,036
Other long-term liabilities	1,542	1,531
Commitments and contingencies (Note 12)	—	—
Redeemable noncontrolling interest	39	—
Shareholders’ equity:
CVS Health shareholders’ equity:
Preferred stock, par value $0.01: 0.1 shares authorized; none issued or outstanding	—	—
Common stock, par value $0.01: 3,200 shares authorized; 1,699 shares issued and 1,101 shares outstanding at December 31, 2015 and 1,691 shares issued and 1,140 shares
outstanding at December 31, 2014	17	17
Treasury stock, at cost: 597 shares at December 31, 2015 and 550 shares at December 31,
2014	(28,886)	(24,078)
Shares held in trust: 1 share at December 31, 2015 and 2014	(31)	(31)
Capital surplus	30,948	30,418
Retained earnings	35,506	31,849
Accumulated other comprehensive income (loss)	(358)	(217)
Total CVS Health shareholders’ equity	37,196	37,958
Noncontrolling interest	7	5
Total shareholders’ equity	37,203	37,963
Total liabilities and shareholders’ equity	$93,657	$74,187

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,
In millions	2015	2014	2013
Cash flows from operating activities:
Cash receipts from customers	$148,954	$132,406	$114,993
Cash paid for inventory and prescriptions dispensed by retail network pharmacies	(122,498)	(105,362)	(91,178)
Cash paid to other suppliers and employees	(14,162)	(15,344)	(14,295)
Interest received	21	15	8
Interest paid	(629)	(647)	(534)
Income taxes paid	(3,274)	(2,931)	(3,211)
Net cash provided by operating activities	8,412	8,137	5,783
Cash flows from investing activities:
Purchases of property and equipment	(2,367)	(2,136)	(1,984)
Proceeds from sale-leaseback transactions	411	515	600
Proceeds from sale of property and equipment and other assets	35	11	54
Acquisitions (net of cash acquired) and other investments	(11,475)	(2,439)	(415)
Purchase of available-for-sale investments	(267)	(157)	(226)
Maturity of available-for-sale investments	243	161	136
Net cash used in investing activities	(13,420)	(4,045)	(1,835)
Cash flows from financing activities:
Increase (decrease) in short-term debt	(685)	685	(690)
Proceeds from issuance of long-term debt	14,805	1,483	3,964
Repayments of long-term debt	(2,902)	(3,100)	—
Payment of contingent consideration	(58)	—	—
Dividends paid	(1,576)	(1,288)	(1,097)
Proceeds from exercise of stock options	299	421	500
Excess tax benefits from stock-based compensation	127	106	62
Repurchase of common stock	(5,001)	(4,001)	(3,976)
Other	(3)	—	—
Net cash provided by (used in) financing activities	5,006	(5,694)	(1,237)
Effect of exchange rate changes on cash and cash equivalents	(20)	(6)	3
Net increase (decrease) in cash and cash equivalents	(22)	(1,608)	2,714
Cash and cash equivalents at the beginning of the year	2,481	4,089	1,375
Cash and cash equivalents at the end of the year	$2,459	$2,481	$4,089
Reconciliation of net income to net cash provided by operating activities:
Net income	$5,239	$4,644	$4,592
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,092	1,931	1,870
Stock-based compensation	230	165	141
Loss on early extinguishment of debt	—	521	—
Deferred income taxes and other noncash items	(266)	(58)	(86)
Change in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable, net	(1,594)	(737)	(2,210)
Inventories	(1,141)	(770)	12
Other current assets	355	(383)	105
Other assets	2	9	(135)
Accounts payable and claims and discounts payable	2,834	1,742	1,024
Accrued expenses	765	1,060	471
Other long-term liabilities	(104)	13	(1)
Net cash provided by operating activities	$8,412	$8,137	$5,783

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Shares			Dollars
	Year Ended December 31,			Year Ended December 31,
In millions	2015	2014	2013	2015	2014	2013
Common stock:
Beginning of year	1,691	1,680	1,667	$17	$17	$17
Stock options exercised and issuance of stock awards	8	11	13	—	—	—
End of year	1,699	1,691	1,680	$17	$17	$17
Treasury stock:
Beginning of year	(550)	(500)	(435)	$(24,078)	$(20,169)	$(16,270)
Purchase of treasury shares	(48)	(51)	(66)	(4,856)	(4,001)	(3,976)
Employee stock purchase plan issuances	1	1	1	48	92	77
End of year	(597)	(550)	(500)	$(28,886)	$(24,078)	$(20,169)
Shares held in trust:
Balance at beginning and end of year	(1)	(1)	(1)	$(31)	$(31)	$(31)
Capital surplus:
Beginning of year				$30,418	$29,777	$29,120
Stock option activity and stock awards				533	535	588
Excess tax benefit on stock options and stock awards				142	106	69
Portion of accelerated share repurchase not settled				(145)	—	—
End of year				$30,948	$30,418	$29,777
Retained earnings:
Beginning of year				$31,849	$28,493	$24,998
Changes in inventory accounting principles (Note 2)				(4)	—	—
Net income attributable to CVS Health				5,237	4,644	4,592
Common stock dividends				(1,576)	(1,288)	(1,097)
End of year				$35,506	$31,849	$28,493
Accumulated other comprehensive loss:
Beginning of year				$(217)	$(149)	$(181)
Foreign currency translation adjustments, net of tax				(100)	(35)	(30)
Net cash flow hedges, net of tax				2	4	3
Pension and other postretirement benefits, net of tax				(43)	(37)	59
End of year				$(358)	$(217)	$(149)
Total CVS Health shareholders’ equity				$37,196	$37,958	$37,938
Noncontrolling interest:
Beginning of year				$5	$—	$—
Business combinations				1	5	—
Capital contributions				2	—	—
Net income attributable to noncontrolling interest(1)				1	—	—
Distributions				(2)	—	—
End of year				$7	$5	$—
Total shareholders’ equity				$37,203	$37,963	$37,938

(1) Excludes $1 million attributable to redeemable noncontrolling interest (See Note 1 - "Significant Accounting Policies").

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1    Significant Accounting Policies

Description of business - CVS Health Corporation and its subsidiaries (the “Company”) is the largest integrated pharmacy health care provider in the United States based upon revenues and prescriptions filled. The Company currently has three reportable business segments, Pharmacy Services, Retail/LTC and Corporate, which are described below.

Changes in Segment Definition - As a result of the acquisition of Omnicare, Inc. (“Omnicare”) on August 18, 2015, the Company's segments have been expanded. The Company’s Pharmacy Services Segment now also includes the specialty pharmacy operations of Omnicare. The Company’s former Retail Pharmacy Segment now also includes the long-term care (“LTC”) operations, as well as the commercialization services of Omnicare, and has been renamed the “Retail/LTC Segment.” The LTC operations include the distribution of pharmaceuticals, related pharmacy consulting and other ancillary services to chronic care facilities and other care settings. The Company’s Corporate Segment now also includes certain aspects of Omnicare's corporate expenses.

On December 16, 2015, the Company completed its acquisition of the pharmacy and clinic businesses of Target Corporation (“Target”). See Note 3, "Acquisitions." The results of the Target pharmacies and clinics are included in the Retail/LTC Segment.

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

The PSS’ specialty pharmacies support individuals that require complex and expensive drug therapies. The specialty pharmacy business includes mail order and retail specialty pharmacies that operate under the CVS Caremark®, CarePlus CVS PharmacyTM, Navarro® Health Services and Advanced Care Scripts names. In January 2014, the Company enhanced its offerings of specialty infusion services and began offering enteral nutrition services through Coram LLC and its subsidiaries. In August 2015, the Company further expanded its specialty offerings with the acquisition of Advanced Care Scripts which was part of the Omnicare acquisition. See Note 3, “Acquisitions”.

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

The pharmacy services business operates under the CVS Caremark® Pharmacy Services, Caremark®, CVS CaremarkTM, CarePlus CVS PharmacyTM, Accordant®, SilverScript®, Coram®, CVS SpecialtyTM, NovoLogix®, Navarro® Health Services and Advanced Care Scripts names. As of December 31, 2015, the PSS operated 24 retail specialty pharmacy stores, 11 specialty mail order pharmacies and five mail order dispensing pharmacies, and 83 branches for infusion and enteral services, including 73 ambulatory infusion suites and six centers of excellence, located in 40 states, Puerto Rico and the District of Columbia.

Retail/LTC Segment (the “RLS”) - The RLS sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, photo finishing, seasonal merchandise, greeting cards and convenience

Notes to Consolidated Financial Statements (continued)

foods, through the Company’s CVS Pharmacy®, CVS®, Longs Drugs®, Navarro Discount Pharmacy® and Drogaria OnofreTM retail stores and online through CVS.com®, Navarro.comTM and Onofre.com.brTM.

The RLS also provides health care services through its MinuteClinic® health care clinics. MinuteClinics are staffed by nurse practitioners and physician assistants who utilize nationally recognized protocols to diagnose and treat minor health conditions, perform health screenings, monitor chronic conditions and deliver vaccinations.

With the acquisition of Omnicare, the RLS now includes LTC operations, which is comprised of providing the distribution of pharmaceuticals, related pharmacy consulting and other ancillary services to chronic care facilities and other care settings, as well as commercialization services which are provided under the name RxCrossroads®. With the acquisition of the pharmacies and clinics of Target, the Company added 1,672 pharmacies and approximately 79 clinics.

As of December 31, 2015, the retail pharmacy business included 9,655 retail stores (of which 7,897 were our stores that operated a pharmacy and 1,672 were our pharmacies located within a Target store) located in 49 states, the District of Columbia, Puerto Rico and Brazil operating primarily under the CVS Pharmacy, CVS, Longs Drugs, Navarro Discount Pharmacy and Drogaria Onofre names, the online retail websites, CVS.com, Navarro.com and Onofre.com.br, and 1,135 retail health care clinics operating under the MinuteClinic name (of which 1,049 were located in CVS Pharmacy stores). LTC operations is comprised of 143 spoke pharmacies that primarily handle new prescription orders and 32 hub pharmacies that use proprietary automation to support spoke pharmacies with refill prescriptions. LTC operates primarily under the Omnicare® and NeighborCare® names.

Corporate Segment - The Corporate Segment provides management and administrative services to support the Company. The Corporate Segment consists of certain aspects of the Company’s executive management, corporate relations, legal, compliance, human resources, corporate information technology and finance departments.

Principles of consolidation - The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. All intercompany balances and transactions have been eliminated.

The Company continually evaluates its investments to determine if they represent variable interests in a VIE. If the Company determines that it has a variable interest in a VIE, the Company then evaluates if it is the primary beneficiary of the VIE. The evaluation is a qualitative assessment as to whether the Company has the ability to direct the activities of a VIE that most significantly impact the entity’s economic performance. The Company consolidates a VIE if it is considered to be the primary beneficiary.

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

Notes to Consolidated Financial Statements (continued)

these funds are highly liquid and readily convertible to known amounts of cash. These investments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

Short-term investments - The Company’s short-term investments consist of certificates of deposit with initial maturities of greater than three months when purchased that mature in less than one year from the balance sheet date. These investments, which were classified as available-for-sale within Level 1 of the fair value hierarchy, were carried at fair value, which approximated their historical cost at December 31, 2015 and 2014.

Fair value of financial instruments - As of December 31, 2015, the Company’s financial instruments include cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable, contingent consideration liability and short-term debt. Due to the nature of these instruments, the Company’s carrying value approximates fair value. The carrying amount and estimated fair value of total long-term debt was $27.5 billion and $28.4 billion, respectively, as of December 31, 2015. The fair value of the Company’s long-term debt was estimated based on quoted rates currently offered in active markets for the Company’s debt, which is considered Level 1 of the fair value hierarchy. The Company had outstanding letters of credit, which guaranteed foreign trade purchases, with a fair value of $4 million as of December 31, 2015. There were no outstanding derivative financial instruments as of December 31, 2015 and 2014.

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

Accounts receivable - Accounts receivable are stated net of an allowance for doubtful accounts. The accounts receivable balance primarily includes amounts due from third party providers (e.g., pharmacy benefit managers, insurance companies, governmental agencies and long-term care facilities), clients, members and private pay customers, as well as vendors and manufacturers. Charges to bad debt are based on both historical write-offs and specifically identified receivables.

The activity in the allowance for doubtful accounts receivable for the years ended December 31 is as follows:

In millions	2015	2014	2013
Beginning balance	$256	$256	$243
Additions charged to bad debt expense	216	185	195
Write-offs charged to allowance	(311)	(185)	(182)
Ending balance	$161	$256	$256

Inventories - All inventories are stated at the lower of cost or market. Prescription drug inventories in the RLS and PSS, as well as front store inventories in the RLS stores are accounted for using the weighted average cost method. See Note 2, "Changes in Accounting Principle." Physical inventory counts are taken on a regular basis in each retail store and long-term care pharmacy and a continuous cycle count process is the primary procedure used to validate the inventory balances on hand in each distribution center and mail facility to ensure that the amounts reflected in the accompanying consolidated financial statements are properly stated. During the interim period between physical inventory counts, the Company accrues for anticipated physical inventory losses on a location-by-location basis based on historical results and current trends.

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

Notes to Consolidated Financial Statements (continued)

as incurred. Major renewals or replacements that substantially extend the useful life of an asset are capitalized and depreciated. Application development stage costs for significant internally developed software projects are capitalized and depreciated.

The following are the components of property and equipment at December 31:

In millions	2015	2014
Land	$1,635	$1,506
Building and improvements	3,168	2,828
Fixtures and equipment	10,001	8,958
Leasehold improvements	4,015	3,626
Software	2,217	1,868
	21,036	18,786
Accumulated depreciation and amortization	(11,181)	(9,943)
Property and equipment, net	$9,855	$8,843

The gross amount of property and equipment under capital leases was $528 million and $268 million as of December 31, 2015 and 2014, respectively. Accumulated amortization of property and equipment under capital lease was $97 million and $86 million as of December 31, 2015 and 2014, respectively. Amortization of property and equipment under capital lease is included within depreciation expense. Depreciation expense totaled $1.5 billion in 2015 and $1.4 billion in both 2014 and 2013.

Goodwill and other indefinitely-lived assets - Goodwill and other indefinitely-lived assets are not amortized, but are subject to impairment reviews annually, or more frequently if necessary. See Note 4 for additional information on goodwill and other indefinitely-lived assets.

Intangible assets - Purchased customer contracts and relationships are amortized on a straight-line basis over their estimated useful lives between 9 and 20 years. Purchased customer lists are amortized on a straight-line basis over their estimated useful lives of up to 10 years. Purchased leases are amortized on a straight-line basis over the remaining life of the lease. See Note 4 for additional information about intangible assets.

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

Redeemable noncontrolling interest - As a result of the acquisition of Omnicare in August 2015, the Company obtained a 73% ownership interest in limited liability company (“LLC”). Due to the change in control in Omnicare, the noncontrolling member of the LLC had the contractual right to put its membership interest to the Company at fair value. Consequently, the noncontrolling interest in the LLC is recorded as a redeemable noncontrolling interest at fair value. In January 2016, as provided for in the LLC operating agreement, the noncontrolling shareholder of the LLC exercised its option to sell its ownership interest in the LLC to the Company. On February 8, 2016, in accordance with the terms of the LLC operating agreement, the Company purchased the noncontrolling interest in the LLC at an amount determined pursuant to the operating agreement that approximated its carrying value at December 31, 2015.

Below is a summary of the changes in redeemable noncontrolling interest for the year ended December 31, 2015:

In millions
Acquisition of noncontrolling interest	$39
Net income attributable to noncontrolling interest	1
Distributions	(1)
Balance, December 31, 2015	$39

Notes to Consolidated Financial Statements (continued)

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

The PSS determines whether it is the principal or agent for its retail pharmacy network transactions on a contract by contract basis. In the majority of its contracts, the PSS has determined it is the principal due to it: (i) being the primary obligor in the arrangement, (ii) having latitude in establishing the price, changing the product or performing part of the service, (iii) having discretion in supplier selection, (iv) having involvement in the determination of product or service specifications, and (v) having credit risk. The PSS’ obligations under its client contracts for which revenues are reported using the gross method are separate and distinct from its obligations to the third party pharmacies included in its retail pharmacy network contracts. Pursuant to these contracts, the PSS is contractually required to pay the third party pharmacies in its retail pharmacy network for products sold, regardless of whether the PSS is paid by its clients. The PSS’ responsibilities under its client contracts typically include validating eligibility and coverage levels, communicating the prescription price and the co-payments due to the third party retail pharmacy, identifying possible adverse drug interactions for the pharmacist to address with the prescriber prior to dispensing, suggesting generic alternatives where clinically appropriate and approving the prescription for dispensing. Although the PSS does not have credit risk with respect to Retail Co-Payments or inventory risk related to retail network claims, management believes that all of the other applicable indicators of gross revenue reporting are present. For contracts under which the PSS acts as an agent, revenue is recognized using the net method.

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

Medicare Part D - The PSS, through its SilverScript subsidiary, participates in the federal government’s Medicare Part D program as a Prescription Drug Plan (“PDP”). Net revenues include insurance premiums earned by the PDP, which are determined based on the PDP’s annual bid and related contractual arrangements with the Centers for Medicare and Medicaid Services (“CMS”). The insurance premiums include a direct premium paid by CMS and a beneficiary premium, which is the responsibility of the PDP member, but which is subsidized by CMS in the case of low-income members. Premiums collected in advance are initially deferred in accrued expenses and are then recognized in net revenues over the period in which members are entitled to receive benefits.

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

Notes to Consolidated Financial Statements (continued)

The PSS accounts for CMS obligations and Member Co-Payments (including the amounts subsidized by CMS) using the gross method consistent with its revenue recognition policies for Mail Co-Payments and Retail Co-Payments (discussed previously in this document).

Retail/LTC Segment

Retail Pharmacy - The retail drugstores recognize revenue at the time the customer takes possession of the merchandise. Customer returns are not material. Revenue generated from the performance of services in the RLS’ health care clinics is recognized at the time the services are performed. Sales taxes are not included in revenue.

Long-term Care - Revenue is recognized when products are delivered or services are rendered or provided to the customer, prices are fixed and determinable, and collection is reasonably assured. A significant portion of our revenues from sales of pharmaceutical and medical products are reimbursed by the federal Medicare Part D program and, to a lesser extent, state Medicaid programs. Payments for services rendered to patients covered by these programs are generally less than billed charges. The Company monitors its revenues and receivables from these reimbursement sources, as well as other third party insurance payors, and record an estimated contractual allowance for sales and receivable balances at the revenue recognition date, to properly account for anticipated differences between billed and reimbursed amounts. Accordingly, the total net sales and receivables reported in the Company's consolidated financial statements are recorded at the amount expected to be ultimately received from these payors. Since billing functions for a portion of the Company's revenue systems are largely computerized, enabling on-line adjudication at the time of sale to record net revenues, the Company's exposure in connection with estimating contractual allowance adjustments is limited primarily to unbilled and initially rejected Medicare, Medicaid and third party claims (typically approved for reimbursement once additional information is provided to the payor). For the remaining portion of the Company's revenue systems, the contractual allowance is estimated for all billed, unbilled and initially rejected Medicare, Medicaid and third party claims. The Company evaluates several criteria in developing the estimated contractual allowances on a monthly basis, including historical trends based on actual claims paid, current contract and reimbursement terms, and changes in customer base and payor/product mix. Contractual allowance estimates are adjusted to actual amounts as cash is received and claims are settled, and the aggregate impact of these resulting adjustments was not significant to our results of operations for any of the periods presented.

Patient co-payments associated with Medicare Part D, certain state Medicaid programs, Medicare Part B and certain third party payors are typically not collected at the time products are delivered or services are rendered, but are billed to the individuals as part of our normal billing procedures and subject to our normal accounts receivable collections procedures.

Health Care Clinics - For services provided by our health care clinics, revenue recognition occurs for completed services provided to patients, with adjustments taken for third party payor contractual obligations and patient direct bill historical collection rates.

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

Retail/LTC Segment - The RLS’ cost of revenues includes: the cost of merchandise sold during the reporting period and the related purchasing costs, warehousing and delivery costs (including depreciation and amortization) and actual and estimated inventory losses.

Notes to Consolidated Financial Statements (continued)

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

Retail/LTC Segment - Vendor allowances received by the RLS reduce the carrying cost of inventory and are recognized in cost of revenues when the related inventory is sold, unless they are specifically identified as a reimbursement of incremental costs for promotional programs and/or other services provided. Amounts that are directly linked to advertising commitments are recognized as a reduction of advertising expense (included in operating expenses) when the related advertising commitment is satisfied. Any such allowances received in excess of the actual cost incurred also reduce the carrying cost of inventory. The total value of any upfront payments received from vendors that are linked to purchase commitments is initially deferred. The deferred amounts are then amortized to reduce cost of revenues over the life of the contract based upon purchase volume. The total value of any upfront payments received from vendors that are not linked to purchase commitments is also initially deferred. The deferred amounts are then amortized to reduce cost of revenues on a straight-line basis over the life of the related contract. The total amortization of these upfront payments was not material to the accompanying consolidated financial statements.

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

Facility opening and closing costs - New facility opening costs, other than capital expenditures, are charged directly to expense when incurred. When the Company closes a facility, the present value of estimated unrecoverable costs, including the remaining lease obligation less estimated sublease income and the book value of abandoned property and equipment, are charged to expense. The long-term portion of the lease obligations associated with facility closings was $217 million and $207 million in 2015 and 2014, respectively.

Advertising costs - Advertising costs are expensed when the related advertising takes place. Advertising costs, net of vendor funding (included in operating expenses), were $221 million, $212 million and $177 million in 2015, 2014 and 2013, respectively.

Interest expense, net - Interest expense, net of capitalized interest, was $859 million, $615 million and $517 million, and interest income was $21 million, $15 million and $8 million in 2015, 2014 and 2013, respectively. Capitalized interest totaled $12 million, $19 million and $25 million in 2015, 2014 and 2013, respectively.

Shares held in trust - The Company maintains grantor trusts, which held approximately 1 million shares of its common stock at December 31, 2015 and 2014, respectively. These shares are designated for use under various employee compensation plans. Since the Company holds these shares, they are excluded from the computation of basic and diluted shares outstanding.

Accumulated other comprehensive income - Accumulated other comprehensive income (loss) consists of changes in the net actuarial gains and losses associated with pension and other postretirement benefit plans, losses on derivatives from cash flow hedges executed in previous years associated with the issuance of long-term debt, and foreign currency translation adjustments.

Notes to Consolidated Financial Statements (continued)

The amount included in accumulated other comprehensive loss related to the Company’s pension and postretirement plans was $305 million pre-tax ($186 million after-tax) as of December 31, 2015 and $234 million pre-tax ($143 million after-tax) as of December 31, 2014. The net impact on cash flow hedges totaled $14 million pre-tax ($7 million after-tax) and $16 million pre-tax ($9 million after-tax) as of December 31, 2015 and 2014, respectively. Cumulative foreign currency translation adjustments at December 31, 2015 and 2014 were $165 million and $65 million, respectively.

Changes in accumulated other comprehensive income (loss) by component are shown below:

	Year Ended December 31, 2015(1)
In millions	Foreign Currency	Losses on Cash Flow Hedges	Pension and Other Postretirement Benefits	Total
Balance, December 31, 2014	$(65)	$(9)	$(143)	$(217)
Other comprehensive income (loss) before reclassifications	(100)	—	(56)	(156)
Amounts reclassified from accumulated other comprehensive income (2)	—	2	13	15
Net other comprehensive income (loss)	(100)	2	(43)	(141)
Balance, December 31, 2015	$(165)	$(7)	$(186)	$(358)

	Year Ended December 31, 2014(1)
	Foreign Currency	Losses on Cash Flow Hedges	Pension and Other Postretirement Benefits	Total
Balance, December 31, 2013	$(30)	$(13)	$(106)	$(149)
Other comprehensive income (loss) before reclassifications	(35)	—	—	(35)
Amounts reclassified from accumulated other comprehensive income (2)	—	4	(37)	(33)
Net other comprehensive income (loss)	(35)	4	(37)	(68)
Balance, December 31, 2014	$(65)	$(9)	$(143)	$(217)

(1)	All amounts are net of tax.

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

The Company has determined that it is the primary beneficiary of this variable interest entity because it has the ability to direct the activities of Red Oak. Consequently, the Company consolidates Red Oak in its consolidated financial statements within the Retail/LTC Segment.

Cardinal is required to pay the Company 39 quarterly payments beginning in October 2014. As milestones are met, the quarterly payments increase. The Company received approximately $122 million and $26 million from Cardinal during the years ended December 31, 2015 and 2014, respectively. The payments reduce the Company’s carrying value of inventory and are recognized in cost of revenues when the related inventory is sold. Revenues associated with Red Oak expenses reimbursed

Notes to Consolidated Financial Statements (continued)

by Cardinal for the years ended December 31, 2015 and 2014, as well as amounts due to or due from Cardinal at December 31, 2015 and 2014 were immaterial.

Related party transactions - The Company has an equity method investment in SureScripts, LLC (“SureScripts”), which operates a clinical health information network. The Pharmacy Services and Retail/LTC segments utilize this clinical health information network in providing services to its client plan members and retail customers. The Company expensed fees of approximately $50 million in the years ended December 2015 and 2014, and $48 million in the year ended December 31, 2013, for the use of this network. The Company’s investment in and equity in earnings of SureScripts for all periods presented is immaterial.

In connection with the acquisition of Omnicare in August 2015, the Company obtained an equity method investment in Heartland Healthcare Services (“Heartland”). Heartland operates several long-term care pharmacies in four states. Heartland paid the Company approximately $25 million for pharmaceutical inventory purchases during the period from August 18, 2015 to December 31, 2015. Additionally, the Company performs certain collection functions for Heartland and then passes those customer cash collections to Heartland. The Company’s investment in and equity in earnings of Heartland as of and for the year ended December 31, 2015 is immaterial.

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

Income taxes - The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in the tax rates on deferred tax asset and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized in making such a determination. The Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. To the extent that the Company does not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established.

The Company records uncertain tax positions on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50% likely to be realized upon ultimate settlement with the related tax authority.

Interest and/or penalties related to uncertain tax positions are recognized in income tax expense.

Discontinued Operations - In connection with certain business dispositions completed between 1991 and 1997, the Company retained guarantees on store lease obligations for a number of former subsidiaries, including Linens ‘n Things which filed for bankruptcy in 2008. The Company's income from discontinued operations in 2015 of $9 million, net of tax, was related to the release of certain store lease guarantees due to a settlement with a landlord. The Company’s loss from discontinued operations includes lease-related costs which the Company believes it will likely be required to satisfy pursuant to its Linens ‘n Things lease guarantees.

Below is a summary of the results of discontinued operations for the years ended December 31:

In millions	2015	2014	2013
Income from discontinued operations	$15	$(1)	$(12)
Income tax expense	(6)	—	4
Income from discontinued operations, net of tax	$9	$(1)	$(8)

Notes to Consolidated Financial Statements (continued)

Earnings per common share - Earnings per share is computed using the two-class method. Options to purchase 2.7 million, 2.1 million and 6.2 million shares of common stock were outstanding as of December 31, 2015, 2014 and 2013, respectively, but were not included in the calculation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

New Accounting Pronouncement - In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). ASU No. 2014-09 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This new guidance is expected to be effective for annual reporting periods (including interim reporting periods within those periods) beginning January 1, 2018; early adoption in 2017 is permitted. Companies have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. This update could impact the timing and amounts of revenue recognized. The Company is currently evaluating the effect that implementation of this update will have on its consolidated financial position and results of operations upon adoption, as well as the method of transition and required disclosures.

In April 2015, the FASB issued ASU No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (Topic 835-30). ASU No. 2015-03 requires the presentation of debt issuance costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of such costs are required to be reported as interest expense, which is consistent with the Company’s current policy. This change conforms the presentation of debt issuance costs with that of debt discounts. The ASU is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2015; early adoption is permitted. The guidance is required to be applied retrospectively to all prior periods. The Company has early adopted this standard as of June 30, 2015. The effect of the adoption of ASU 2015-03 on the Company’s consolidated balance sheet is a reduction of noncurrent assets and long-term debt of $65 million as of December 31, 2014. The following is a reconciliation of the effect of this reclassification on the Company’s consolidated balance sheet as of December 31, 2014:

In millions	As Previously Reported	Adjustments	As Revised
Other assets	$1,510	$(65)	$1,445
Total assets	74,252	(65)	74,187
Long-term debt	11,695	(65)	11,630
Total liabilities and shareholders’ equity	74,252	(65)	74,187

In September 2015, the FASB issued ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments. ASU No. 2015-16 requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period after an acquisition within the reporting period they are determined. This is a change from the previous requirement that the adjustments be recorded retrospectively. The ASU also requires disclosure of the effect on earnings of changes in depreciation, amortization or other income effects, if any, as a result of the adjustment to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. The ASU is effective for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2015; early adoption is permitted. The Company has early adopted the ASU as of September 30, 2015. The adoption did not have a material effect on the Company's consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740). ASU No. 2015-17 simplifies the presentation of deferred income taxes by requiring that deferred tax assets and liabilities be classified as non-current in the statement of financial position. This ASU may be applied either prospectively to all deferred tax assets and liabilities, or retrospectively to all periods presented for annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The change will require additional disclosure based on the method of adoption. Had the Company adopted this ASU, current deferred income taxes, total current assets, total assets and total liabilities would have been approximately $1.2 billion and $1.0 billion lower as of December 31, 2015 and 2014, respectively.

2    Changes in Accounting Principle

Effective January 1, 2015, the Company changed its methods of accounting for “front store” inventories in the Retail/LTC Segment. Prior to 2015, the Company valued front store inventories at the lower of cost or market on a first-in, first-out (“FIFO”) basis in retail stores using the retail inventory method and in distribution centers using the FIFO cost method. Effective January 1, 2015, all front store inventories in the Retail/LTC Segment have been valued at the lower of cost or market using the weighted average cost method. These changes affected approximately 36% of consolidated inventories.

Notes to Consolidated Financial Statements (continued)

These changes were made primarily to provide the Company with better information to manage its retail front store operations and to bring all of the Company’s inventories to a common inventory valuation methodology. The Company believes the weighted average cost method is preferable to the retail inventory method and the FIFO cost method because it results in greater precision in the determination of cost of revenues and inventories at the stock keeping unit (“SKU”) level and results in a consistent inventory valuation method for all of the Company’s inventories as all of the Company’s remaining inventories, which consist of prescription drugs, were already being valued using the weighted average cost method.

The Company recorded the cumulative effect of these changes in accounting principle as of January 1, 2015. The Company determined that retrospective application for periods prior to 2015 is impracticable, as the period-specific information necessary to value front store inventories in the Retail/LTC Segment under the weighted average cost method is unavailable. The Company implemented a new perpetual inventory system to manage front store inventory at the SKU level and valued front store inventory as of January 1, 2015 and calculated the cumulative impact. The effect of these changes in accounting principle as of January 1, 2015, was a decrease in inventories of $7 million, an increase in current deferred income tax assets of $3 million and a decrease in retained earnings of $4 million.

Had the Company not made these changes in accounting principle, for the year ended December 31, 2015, income from continuing operations would have been lower by $27 million. Basic and diluted earnings per share from continuing operations attributable to CVS Health would have been approximately $0.02 per share lower for the year ended December 31, 2015.

3    Acquisitions

Omnicare Acquisition

On August 18, 2015, the Company acquired 100% of the outstanding common shares and voting interests of Omnicare, for $98 per share for a total of $9.6 billion and assumed long-term debt with a fair value of approximately $3.1 billion. Additionally, holders of Omnicare restricted stock units and performance based restricted stock units received 738,765 CVS Health Corporation restricted stock awards with a fair value of approximately $80 million as replacement awards. Omnicare is a leading health care services company that specializes in the management of complex pharmaceutical care. Omnicare’s long-term care (“LTC”) business is the nation’s largest provider of pharmaceuticals, related pharmacy consulting and other ancillary services to chronic care facilities and other care settings. In addition, Omnicare has a specialty pharmacy business operating primarily under the name of Advanced Care Scripts, and provides commercialization services under the name of RxCrossroads®. The Company is including LTC and the commercialization services in its former Retail Pharmacy Segment, which has been renamed the “Retail/LTC Segment,” and will include the specialty pharmacy business in its Pharmacy Services Segment. The Company acquired Omnicare to expand its operations in dispensing prescription drugs to assisted-living and long-term care facilities, and to broaden its presence in the specialty pharmacy business as the Company seeks to serve a greater percentage of the growing senior patient population in the United States.

The fair value of the consideration transferred on the date of acquisition consisted of the following:

(in millions)
Cash paid to Omnicare shareholders	$9,636
Fair value of replacement equity awards issued to Omnicare employees
for precombination services	9
Total consideration	$9,645

Notes to Consolidated Financial Statements (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

(in millions)
Current assets (including cash of $298)	$1,657
Property and equipment	313
Goodwill	9,090
Intangible assets	3,962
Other noncurrent assets	64
Current liabilities	(705)
Long-term debt	(3,110)
Deferred income tax liabilities	(1,518)
Other noncurrent liabilities	(69)
Redeemable noncontrolling interest	$(39)
Total consideration	$9,645

The assessment of fair value is preliminary and is based on information that was available to management at the time the condensed consolidated financial statements were prepared. Accordingly, such amounts may change. The most significant open items included the accounting for deferred income taxes and contingencies as management is awaiting additional information to complete its assessment of these matters. The goodwill represents future economic benefits expected to arise from the Company’s expanded presence in the pharmaceutical care market, the assembled workforce acquired, expected purchasing and revenue synergies, as well as operating efficiencies and cost savings. Goodwill of $8.6 billion was allocated to the Retail/LTC Segment and the remaining goodwill of $0.5 billion was allocated to the Pharmacy Services Segment. Approximately $0.4 billion of the goodwill is deductible for income tax purposes. Intangible assets acquired include customer relationships and trade names of $3.9 billion and $74 million, respectively, with estimated weighted average useful lives of 19.1 and 2.9 years, respectively, and 18.8 years in total.

The fair value of trade accounts receivable acquired is $600 million, with the gross contractual amount being $857 million. The Company expects $257 million of trade accounts receivable to be uncollectible. The fair value of other receivables acquired is $147 million, with the gross contractual amount being $161 million. The Company expects $14 million of other receivables to be uncollectible.

During the year ended December 31, 2015, the Company incurred transaction costs of $70 million associated with the acquisition of Omnicare that were recorded within operating expenses.

The Company’s consolidated results of operations for the year ended December 31, 2015, include $2.6 billion of net revenues and net income of $61 million associated with the operating results of Omnicare from August 18, 2015 to December 31, 2015. These Omnicare operating results include severance costs and accelerated stock-based compensation.

The following unaudited pro forma information presents a summary of the Company’s combined results of operations for the year ended December 31, 2015 and 2014 as if the Omnicare acquisition and the related financing transactions had occurred on January 1, 2014. The following pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed date, nor is it necessarily an indication of trends in future results for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the pro forma information, basic shares outstanding and dilutive equivalents, cost savings from operating efficiencies, potential synergies, and the impact of incremental costs incurred in integrating the businesses.

	Year Ended December 31,
(in millions, except per share data)	2015	2014
Total revenues	$156,798	$144,836
Income from continuing operations	5,277	4,522
Basic earnings per share from continuing operations	$4.70	$3.88
Diluted earnings per share from continuing operations	$4.66	$3.85

Notes to Consolidated Financial Statements (continued)

Pro forma income from continuing operations for the year ended December 31, 2015, excludes $135 million related to severance costs, accelerated stock-based compensation and transaction costs incurred in connection with the Omnicare acquisition. Pro forma income from continuing operations for the year ended December 31, 2014, includes a $521 million loss on the early extinguishment of debt recorded by CVS Health.

Target Pharmacy Acquisition

On December 16, 2015, the Company acquired the pharmacy and clinic businesses of Target for approximately $1.9 billion, plus contingent consideration of up to $50 million based on future prescription growth over a three year period. The purchase price is also subject to adjustment based on the value of inventory at the closing date. The Company acquired Target’s 1,672 pharmacies which operate in 47 states and will operate them through a store-within-a-store format, branded as CVS Pharmacy. The Company also acquired 79 Target clinic locations which will be rebranded as MinuteClinic. The Company acquired the Target pharmacy and clinic businesses primarily to expand the geographic reach of its retail pharmacy business.

The estimated fair values of the assets acquired at the date of acquisition were approximately as follows:

In millions
Accounts receivable	$2
Inventories	472
Property and equipment	9
Intangible assets	490
Goodwill	916
Total cash consideration	$1,889

The assessment of fair value is preliminary and is based on information that was available to management at the time the consolidated financial statements were prepared. Accordingly, such amounts may change. As of December 31, 2015, the most significant open item was the inventory related purchase price adjustment. Intangible assets acquired include customer relationships with an estimated useful life of 13 years. The goodwill represents future economic benefits expected to arise from the Company’s expanded geographic presence in the retail pharmacy market, the assembled workforce acquired, expected purchasing and revenue synergies, as well as operating efficiencies and cost savings. The goodwill is deductible for income tax purposes. No liability for any potential contingent consideration has been recorded based on current projections for future prescription growth over the relevant period.

In January 2016, the Company received approximately $21 million from Target as final settlement of the inventory valuation. This amount will be recorded as a reduction of the purchase price in the first quarter of 2016.

In connection with the closing of the transaction, the Company and Target entered into pharmacy and clinic operating and master lease agreements. See Note 7 of the consolidated financial statements for disclosures of the Company’s leasing arrangements.

During the year ended December 31, 2015, the Company incurred transaction costs of approximately $26 million associated with the acquisition that were recorded within operating expenses. The results of the Target pharmacies and clinics are included in the Company’s Retail/LTC Segment beginning on December 16, 2015. Pro forma financial information for this acquisition is not presented as such results are immaterial to the Company’s consolidated financial statements.

Coram Acquisition

On January 16, 2014, the Company acquired 100% of the voting interests of Coram LLC and its subsidiaries (collectively, “Coram”), the specialty infusion services and enteral nutrition business unit of Apria Healthcare Group Inc. (“Apria”), for cash consideration of approximately $2.1 billion, plus contingent consideration of approximately $0.1 billion. The purchase price was also subject to a working capital adjustment, which resulted in the Company receiving $9 million from Apria. Coram is one of the nation’s largest providers of comprehensive infusion services, caring for approximately 240,000 patients annually. Coram has approximately 4,600 employees, including approximately 600 nurses and 250 dietitians, operating primarily through 83 branch locations and six centers of excellence for patient intake.

Notes to Consolidated Financial Statements (continued)

The contingent consideration is based on the Company’s future realization of Coram’s tax net operating loss carryforwards (“NOLs”) as of the date of the acquisition. The Company will pay the seller the first $60 million in tax savings realized from the future utilization of the Coram NOLs, plus 50% of any additional future tax savings from the remaining NOLs. The fair value of the contingent consideration liability associated with the future realization of the Coram NOLs was determined using Level 3 inputs based on the present value of contingent payments expected to be made based on the Company’s estimate of the amount and timing of Coram NOLs that will ultimately be realized. The change in fair value of the contingent consideration liability recognized in earnings for the year ended December 31, 2014 was immaterial and for the year ended December 31, 2015 was approximately $4 million. During the year ended December 31, 2015, the Company made contingent consideration payments to Apria of approximately $58 million.

The Company recognized approximately $1.6 billion of goodwill in connection with the acquisition. The goodwill represents future economic benefits expected to arise from the Company’s expanded presence in the specialty pharmaceuticals market, the assembled workforce acquired, and the expected synergies from combining operations with Coram. The goodwill is nondeductible for income tax purposes.

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

When evaluating goodwill for potential impairment, the Company first compares the fair value of its reporting units to their respective carrying amounts. The Company estimates the fair value of its reporting units using a combination of a future discounted cash flow valuation model and a comparable market transaction model. If the estimated fair value of the reporting unit is less than its carrying amount, an impairment loss calculation is prepared. The impairment loss calculation compares the implied fair value of a reporting unit’s goodwill with the carrying amount of its goodwill. If the carrying amount of the goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to the excess. During the third quarter of 2015, the Company performed its required annual goodwill impairment tests. The Company concluded there were no goodwill impairments as of the testing date.

Below is a summary of the changes in the carrying amount of goodwill by segment for the years ended December 31, 2015 and 2014:

In millions	Pharmacy Services	Retail/LTC	Total
Balance, December 31, 2013	$19,658	$6,884	$26,542
Acquisitions	1,578	38	1,616
Foreign currency translation adjustments	—	(14)	(14)
Other (1)	(2)	—	(2)
Balance, December 31, 2014	21,234	6,908	28,142
Acquisitions	452	9,554	10,006
Foreign currency translation adjustments	—	(40)	(40)
Other (1)	(1)	(1)	(2)
Balance, December 31, 2015	$21,685	$16,421	$38,106

(1) “Other” represents immaterial purchase accounting adjustments for acquisitions.

Indefinitely-lived intangible assets are tested for impairment by comparing the estimated fair value of the asset to its carrying value. The Company estimates the fair value of its indefinitely-lived trademark using the relief from royalty method under the income approach. If the carrying value of the asset exceeds its estimated fair value, an impairment loss is recognized and the asset is written down to its estimated fair value. During the third quarter of 2015, the Company performed its annual impairment test of the indefinitely-lived trademark and concluded there was no impairment as of the testing date. The carrying amount of its indefinitely-lived trademark was $6.4 billion as of December 31, 2015 and 2014.

Notes to Consolidated Financial Statements (continued)

The Company amortizes intangible assets with finite lives over the estimated useful lives of the respective assets, which have a weighted average useful life of 15.5 years. The weighted average useful lives of the Company’s customer contracts and relationships and covenants not to compete are 15.5 years. The weighted average lives of the Company’s favorable leases and other intangible assets are 15.6 years. Amortization expense for intangible assets totaled $611 million, $518 million and $494 million in 2015, 2014 and 2013, respectively. The anticipated annual amortization expense for these intangible assets for the next five years is as follows:

In millions
2016	$760
2017	735
2018	705
2019	662
2020	490

The following table is a summary of the Company’s intangible assets as of December 31:

	2015			2014
In millions	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark (indefinitely-lived)	$6,398	$—	$6,398	$6,398	$—	$6,398
Customer contracts and relationships and covenants not to compete	10,594	(4,092)	6,502	6,521	(3,549)	2,972
Favorable leases and other	1,595	(617)	978	880	(476)	404
	$18,587	$(4,709)	$13,878	$13,799	$(4,025)	$9,774

5    Share Repurchase Programs

The following share repurchase programs were authorized by the Company’s Board of Directors:

In billions
Authorization Date	Authorized	Remaining
December 15, 2014 (“2014 Repurchase Program”)	$10.0	$7.7
December 17, 2013 (“2013 Repurchase Program”)	$6.0	$—
September 19, 2012 (“2012 Repurchase Program”)	$6.0	$—

The share Repurchase Programs, each of which was effective immediately, permit the Company to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase (“ASR”) transactions, and/or other derivative transactions. The 2014 Repurchase Program may be modified or terminated by the Board of Directors at any time. The 2013 and 2012 Repurchase Programs have been completed, as described below.

Pursuant to the authorization under the 2014 Repurchase Program, effective December 11, 2015, the Company entered into a $725 million fixed dollar ASR with Barclays Bank PLC (“Barclays”). Upon payment of the $725 million purchase price on December 14, 2015, the Company received a number of shares of its common stock equal to 80% of the $725 million notional amount of the ASR or approximately 6.2 million shares. At the conclusion of the ASR program, the Company may receive additional shares equal to the remaining 20% of the $725 million notional amount. The initial 6.2 million shares of common stock delivered to the Company by Barclays were placed into treasury stock in December 2015. The ASR was accounted for as an initial treasury stock transaction for $580 million and a forward contract for $145 million. The forward contract was classified as an equity instrument and was recorded within capital surplus on the consolidated balance sheet. On January 28, 2016, the Company received 1.4 million shares of common stock, representing the remaining 20% of the $725 million notional amount of the ASR, thereby concluding the ASR. The remaining 1.4 million shares of common stock delivered to the Company by Barclays were placed into treasury stock in January 2016 and the forward contract was reclassified from capital surplus to treasury stock.

Pursuant to the authorization under the 2013 Repurchase Programs, effective January 2, 2015, the Company entered into a $2.0 billion fixed dollar ASR agreement with J.P. Morgan Chase Bank (“JP Morgan”). Upon payment of the $2.0 billion purchase

Notes to Consolidated Financial Statements (continued)

price on January 5, 2015, the Company received a number of shares of its common stock equal to 80% of the $2.0 billion notional amount of the ASR agreement or approximately 16.8 million shares, which were placed into treasury stock in January 2015. On May 1, 2015, the Company received approximately 3.1 million shares of common stock, representing the remaining 20% of the $2.0 billion notional amount of the ASR, thereby concluding the ASR. The remaining 3.1 million shares of common stock delivered to the Company by JP Morgan were placed into treasury stock in May 2015. The ASR was accounted for as an initial treasury stock transaction for $1.6 billion and a forward contract for $0.4 billion. The forward contract was classified as an equity instrument and was initially recorded within capital surplus on the consolidated balance sheet and was reclassified to treasury stock upon the settlement of the ASR in May 2015.

Pursuant to the authorization under the 2012 Repurchase Program, effective October 1, 2013, the Company entered into a $1.7 billion fixed dollar ASR agreement with Barclays. Upon payment of the $1.7 billion purchase price on October 1, 2013, the Company received a number of shares of its common stock equal to 50% of the $1.7 billion notional amount of the ASR agreement or approximately 14.9 million shares at a price of $56.88 per share. The Company received approximately 11.7 million shares of common stock on December 30, 2013 at an average price of $63.83 per share, representing the remaining 50% of the $1.7 billion notional amount of the ASR agreement and thereby concluding the agreement. The total of 26.6 million shares of common stock delivered to the Company by Barclays over the term of the October 2013 ASR agreement were placed into treasury stock. The ASR was accounted for as an initial treasury stock transaction and a forward contract. The forward contract was classified as an equity instrument.

Each of the ASR transactions described above, the initial repurchase of the shares and delivery of the remainder of the shares to conclude each ASR, resulted in an immediate reduction of the outstanding shares used to calculate the weighted average common shares outstanding for basic and diluted earnings per share.

During the year ended December 31, 2015, the Company repurchased an aggregate of 48.0 million shares of common stock for approximately $5.0 billion under the 2013 and 2014 Repurchase Programs. As of December 31, 2015, there remained an aggregate of approximately $7.7 billion available for future repurchases under the 2014 Repurchase Program and the 2013 Repurchase Program was complete.

During the year ended December 31, 2014, the Company repurchased an aggregate of 51.4 million shares of common stock for approximately $4.0 billion under the 2013 and 2012 Repurchase Programs. As of December 31, 2014, there remained an aggregate of approximately $12.7 billion available for future repurchases under the 2014 and 2013 Repurchase Programs. As of December 31, 2014, the 2012 Repurchase Program was complete.

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

Notes to Consolidated Financial Statements (continued)

6    Borrowings and Credit Agreements

The following table is a summary of the Company’s borrowings as of December 31:

In millions	2015	2014
Commercial paper	$—	$685
3.25% senior notes due 2015	—	550
1.2% senior notes due 2016	750	750
6.125% senior notes due 2016	421	421
5.75% senior notes due 2017	1,080	1,080
1.9% senior notes due 2018	2,250	—
2.25% senior notes due 2018	1,250	1,250
2.25% senior notes due 2019	850	850
6.6% senior notes due 2019	394	394
2.8% senior notes due 2020	2,750	—
4.75% senior notes due 2020	450	450
4.125% senior notes due 2021	550	550
2.75% senior notes due 2022	1,250	1,250
3.5% senior notes due 2022	1,500	—
4.75% senior notes due 2022	400	—
4% senior notes due 2023	1,250	1,250
3.375% senior notes due 2024	650	650
5% senior notes due 2024	300	—
3.875% senior notes due 2025	3,000	—
6.25% senior notes due 2027	453	453
3.25% senior exchange debentures due 2035	5	—
4.875% senior notes due 2035	2,000	—
6.125% senior notes due 2039	734	734
5.75% senior notes due 2041	493	493
5.3% senior notes due 2043	750	750
5.125% senior notes due 2045	3,500	—
Capital lease obligations	644	391
Other	20	41
Total debt principal	27,694	12,992
Debt premiums	39	—
Debt discounts and deferred financing costs	(269)	(102)
	27,464	12,890
Less:
Short-term debt (commercial paper)	—	(685)
Current portion of long-term debt	(1,197)	(575)
Long-term debt	$26,267	$11,630

The Company did not have any commercial paper outstanding as of December 31, 2015. In connection with its commercial paper program, the Company maintains a $1.0 billion, five-year unsecured back-up credit facility, which expires on May 23, 2018, a $1.25 billion, five-year unsecured back-up credit facility, which expires on July 24, 2019, and a $1.25 billion, five-year unsecured back-up credit facility, which expires on July 1, 2020. The credit facilities allow for borrowings at various rates that are dependent, in part, on the Company’s public debt ratings and require the Company to pay a weighted average quarterly facility fee of approximately 0.03%, regardless of usage. As of December 31, 2015, there were no borrowings outstanding under the back-up credit facilities. The weighted average interest rate for short-term debt outstanding as of December 31, 2014 was 0.36%.

Notes to Consolidated Financial Statements (continued)

On May 20, 2015, in connection with the acquisition of Omnicare, the Company entered into a $13 billion unsecured bridge loan facility. The Company paid approximately $52 million in fees in connection with the facility. The fees were capitalized and amortized as interest expense over the period the bridge facility was outstanding. The bridge loan facility expired on July 20, 2015 upon the Company’s issuance of unsecured senior notes with an aggregate principal of $15 billion as discussed below. The bridge loan facility fees became fully amortized in July 2015.

On July 20, 2015, the Company issued an aggregate of $2.25 billion of 1.9% unsecured senior notes due 2018 (“2018 Notes”), an aggregate of $2.75 billion of 2.8% unsecured senior notes due 2020 (“2020 Notes”), an aggregate of $1.5 billion of 3.5% unsecured senior notes due 2022 (“2022 Notes”), an aggregate of $3 billion of 3.875% unsecured senior notes due 2025 (“2025 Notes”), an aggregate of $2 billion of 4.875% unsecured senior notes due 2035 (“2035 Notes”), and an aggregate of $3.5 billion of 5.125% unsecured senior notes due 2045 (“2045 Notes” and, together with the 2018 Notes, 2020 Notes, 2022 Notes, 2025 Notes and 2035 Notes, the “Notes”) for total proceeds of approximately $14.8 billion, net of discounts and underwriting fees. The Notes pay interest semi-annually and contain redemption terms which allow or require the Company to redeem the Notes at a defined redemption price plus accrued and unpaid interest at the redemption date. The net proceeds of the Notes were used to fund the Omnicare acquisition and the acquisition of the pharmacies and clinics of Target. The remaining proceeds were used for general corporate purposes.

Upon the closing of the Omnicare acquisition in August 2015, the Company assumed the long-term debt of Omnicare that had a fair value of approximately $3.1 billion, $2.0 billion of which was previously convertible into Omnicare shares that holders were able to redeem subsequent to the acquisition. During the period from August 18, 2015 to December 31, 2015, all but $5 million of the $2.0 billion of previously convertible debt was redeemed and repaid and approximately $0.4 billion in Omnicare term debt assumed was repaid for total repayments of Omnicare debt of approximately $2.4 billion in 2015.

The remaining principal of the Omnicare debt assumed was comprised of senior unsecured notes with an aggregate principal amount of $700 million ($400 million of 4.75% senior notes due 2022 and $300 million of 5% senior notes due 2024). In September 2015, the Company commenced exchange offers for the 4.75% senior notes due 2022 and the 5% senior notes due 2024 to exchange all validly tendered and accepted notes issued by Omnicare for notes to be issued by the Company. This offer expired on October 20, 2015 and the aggregate principal amounts below of each of the Omnicare notes were validly tendered and exchanged for notes issued by the Company.

Interest Rate and Maturity	Aggregate Principal Amount (In Millions)	Percentage of Total Outstanding Principal Amount Exchanged
4.75% senior notes due 2022	$388	96.8%
5% senior notes due 2024	296	98.8%
Total senior notes issued under exchange transaction	$684

The Company recorded this exchange transaction as a modification of the original debt instruments. As such, no gain or loss on extinguishment was recognized in the Company's consolidated income statement as a result of this exchange transaction and issuance costs were expensed as incurred.

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

Notes to Consolidated Financial Statements (continued)

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

The following is a summary of the Company's required principal debt repayments, excluding unamortized debt discounts, deferred financing costs and debt premiums, due during each of the next five years and thereafter, as of December 31, 2015:

Year Ending December 31:
In millions
2016	$1,197
2017	1,113
2018	3,521
2019	1,266
2020	3,224
Thereafter	17,373
Total	$27,694

7    Leases

The Company leases most of its retail and mail order locations, ten of its distribution centers and certain corporate offices under noncancelable operating leases, typically with initial terms of 15 to 25 years and with options that permit renewals for additional periods. The Company also leases certain equipment and other assets under noncancelable operating leases, typically with initial terms of 3 to 10 years. In December 2015, in connection with the acquisition of the pharmacy and clinic businesses of Target, the Company entered into lease agreements with Target for the pharmacy and clinic space within Target stores. Given that the noncancelable contractual term of the pharmacy lease arrangement exceeds the remaining estimated economic life of the buildings being leased, the Company concluded for accounting purposes that the lease term was the remaining economic life of the buildings. Consequently, most of the individual pharmacy leases are capital leases. Approximately $0.3 billion of capital lease obligations were recorded in connection with this transaction.

Minimum rent on operating leases is expensed on a straight-line basis over the term of the lease. In addition to minimum rental payments, certain leases require additional payments based on sales volume, as well as reimbursement for real estate taxes, common area maintenance and insurance, which are expensed when incurred.

The following table is a summary of the Company’s net rental expense for operating leases for the years ended December 31:

In millions	2015	2014	2013
Minimum rentals	$2,317	$2,320	$2,210
Contingent rentals	34	36	41
	2,351	2,356	2,251
Less: sublease income	(22)	(21)	(21)
	$2,329	$2,335	$2,230

Notes to Consolidated Financial Statements (continued)

The following table is a summary of the future minimum lease payments under capital and operating leases as of December 31, 2015:

In millions	Capital Leases	Operating Leases(1)
2016	$52	$2,405
2017	94	2,321
2018	70	2,197
2019	69	2,044
2020	69	1,877
Thereafter	970	16,837
Total future lease payments(2)	1,324	$27,681
Less: imputed interest	(679)
Present value of capital lease obligations	$645

(1)	Future operating lease payments have not been reduced by minimum sublease rentals of $180 million due in the future under noncancelable subleases.

(2)
The Company leases pharmacy and clinic space from Target. Amounts related to such capital and operating leases are reflected above. Amounts due in excess of the remaining estimated economic life of the buildings of approximately $1.7 billion are not reflected herein since the estimated economic life of the buildings is shorter than the contractual term of the lease arrangement.

The Company finances a portion of its store development program through sale-leaseback transactions. The properties are generally sold at net book value, which generally approximates fair value, and the resulting leases generally qualify and are accounted for as operating leases. The operating leases that resulted from these transactions are included in the above table. The Company does not have any retained or contingent interests in the stores and does not provide any guarantees, other than a guarantee of lease payments, in connection with the sale-leaseback transactions. Proceeds from sale-leaseback transactions totaled $411 million in 2015, $515 million in 2014 and $600 million in 2013.

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

As of December 31, 2015 and 2014, amounts due from CMS included in accounts receivable were $1.6 billion and $1.8 billion, respectively.

9    Pension Plans and Other Postretirement Benefits

Defined Contribution Plans

The Company sponsors voluntary 401(k) savings plans that cover all employees who meet plan eligibility requirements. The Company makes matching contributions consistent with the provisions of the plans.

Notes to Consolidated Financial Statements (continued)

At the participant’s option, account balances, including the Company’s matching contribution, can be transferred without restriction among various investment options, including the Company’s common stock fund under one of the defined contribution plans. The Company also maintains a nonqualified, unfunded Deferred Compensation Plan for certain key employees. This plan provides participants the opportunity to defer portions of their eligible compensation and receive matching contributions equivalent to what they could have received under the CVS Health 401(k) Plan absent certain restrictions and limitations under the Internal Revenue Code. The Company’s contributions under the above defined contribution plans were $251 million, $238 million and $235 million in 2015, 2014 and 2013, respectively.

Defined Benefit Pension Plans

As of December 31, 2015, the Company sponsored seven defined benefit pension plans. Two of the plans are tax-qualified plans that are funded based on actuarial calculations and applicable federal laws and regulations. The other five plans are unfunded nonqualified supplemental retirement plans. As of December 31, 2014 and 2013, the Company sponsored nine defined benefit pension plans. Four of the plans were tax-qualified plans and the other five plans were unfunded nonqualified supplemental retirement plans. Most of the plans were frozen in prior periods.

On September 30, 2015, the Company’s Board of Directors approved a resolution to merge the four tax-qualified defined benefit plans that existed in 2014 and terminate the resulting merged plan. The merger was effective September 30, 2015 and the merged plan termination was effective December 31, 2015. It is expected to take approximately 18 to 24 months to complete the settlement of the terminated plan from the date of the approved resolution. The assumptions used to calculate the pension liability as of December 31, 2015 reflect the resolution to terminate the merged plan. This resulted in the pension liability and pre-tax accumulated other comprehensive income both increasing by $67 million during the three months ended December 31, 2015. The pension liability will be settled in either lump sum payments or purchased annuities. Currently, there is not enough information available to determine the ultimate cost of the termination; however, based on current market rates the one-time settlement charge at final liquidation is estimated to be in the range of approximately $175 million to $250 million.

The following tables outline the change in benefit obligations and plan assets over the comparable periods:

In millions	2015	2014
Change in benefit obligation:
Benefit obligation at beginning of year	$796	$694
Acquisition	8	—
Service cost	—	1
Interest cost	31	32
Actuarial loss	45	119
Benefit payments	(36)	(41)
Settlements	—	(9)
Benefit obligation at end of year	$844	$796

In millions	2015	2014
Change in plan assets:
Fair value of plan assets at the beginning of the year	$635	$568
Acquisitions	5	—
Actual return on plan assets	(13)	75
Employer contributions	22	42
Benefit payments	(36)	(41)
Settlements	—	(9)
Fair value of plan assets at the end of the year	613	635

Funded status	$(231)	$(161)

Notes to Consolidated Financial Statements (continued)

The components of net periodic benefit costs for the years ended December 31, 2015, 2014 and 2013 are shown below:

In millions	2015	2014	2013
Components of net periodic benefit cost:
Interest cost	$31	$32	$30
Expected return on plan assets	(33)	(31)	(34)
Amortization of net loss	21	16	22
Settlement loss	—	3	—
Service cost	—	1	1
Net periodic pension cost	$19	$21	$19

Pension Plan Assumptions

The Company uses a series of actuarial assumptions to determine the benefit obligations and the net benefit costs. The discount rate is determined by examining the current yields observed on the measurement date of fixed-interest, high quality investments expected to be available during the period to maturity of the related benefits on a plan by plan basis. The discount rate for the merged qualified plan that has been terminated is determined by examining the current assumed lump sum and annuity purchase rates. The expected long-term rate of return on plan assets is determined by using the plan’s target allocation and historical returns for each asset class on a plan by plan basis. Certain of the Company’s pension plans use assumptions on expected compensation increases of plan participants. These increases are determined by an actuarial analysis of the plan participants, their expected compensation increases, and the duration of their earnings period until retirement. Each of these assumptions are reviewed as plan characteristics change and on an annual basis with input from senior pension and financial executives and the Company’s external actuarial consultants.

The discount rate for determining plan benefit obligations was 4.25% for all plans except the merged qualified plan in 2015 and 4% for all plans in 2014. The discount rate for the merged qualified plan was 3.25% in 2015. The expected long-term rate of return for the plans ranged from 5.75% to 6.75% in 2015 and ranged from 5.75% to 7.25% in 2014. The rate of compensation increases for certain of the plans with active participants ranged from 4% to 6% in 2015 and 2014.

Return on Plan Assets

Historically, the Company used an investment strategy which emphasized equities in order to produce higher expected returns, and in the long run, lower expected expense and cash contribution requirements. Beginning in 2013, the Company changed its investment strategy to be liability management driven. The qualified pension plan asset allocation targets in 2014 and 2013 were revised to hold more fixed income investments based on the change in the investment strategy. As of December 31, 2015, investment allocations for the two qualified defined benefit plans range from 80% to 100% in fixed income and 0% to 20% in equities. The following tables show the fair value allocation of plan assets by asset category as of December 31, 2015 and 2014.

In millions	Fair value of plan assets at December 31, 2015
	Level 1	Level 2	Level 3	Total
Cash and money market funds	$10	$—	$—	$10
Fixed income funds	4	484	—	488
Equity mutual funds	115	—	—	115
Total assets at fair value	$129	$484	$—	$613

	Fair value of plan assets at December 31, 2014
	Level 1	Level 2	Level 3	Total
Cash and money market funds	$7	$—	$—	$7
Fixed income funds	—	514	—	514
Equity mutual funds	84	30	—	114
Total assets at fair value	$91	$544	$—	$635

Notes to Consolidated Financial Statements (continued)

As of December 31, 2015, the Company’s qualified defined benefit pension plan assets consisted of 19% equity, 80% fixed income and 2% money market securities of which 21% were classified as Level 1 and 79% as Level 2 in the fair value hierarchy. The Company’s qualified defined benefit pension plan assets as of December 31, 2014 consisted of 18% equity, 81% fixed income and 1% money market securities of which 14% were classified as Level 1 and 86% as Level 2 in the fair value hierarchy.

The Company continued to have no investments in Level 3 alternative investments during the years ended December 31, 2015 and 2014.

Cash Flows

The Company contributed $22 million, $42 million and $33 million to the pension plans during 2015, 2014 and 2013, respectively. The Company plans to make approximately $37 million in contributions to the pension plans during 2016. These contributions include contributions made to certain nonqualified benefit plans for which there is no funding requirement. The Company estimates the following future benefit payments which are calculated using the same actuarial assumptions used to measure the benefit obligation as of December 31, 2015:

In millions
2016	$37
2017(1)	39
2018	51
2019	50
2020	49
Thereafter	250
(1) Excludes any payments associated with the ultimate settlement of the terminated plan discussed above.

Multiemployer Pension Plans

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

None of the multiemployer pension plans in which the Company participates are individually significant to the Company. Total Company contributions to multiemployer pension plans were $14 million in 2015 and 2014 and $13 million in 2013.

Other Postretirement Benefits

The Company provides postretirement health care and life insurance benefits to certain retirees who meet eligibility requirements. The Company’s funding policy is generally to pay covered expenses as they are incurred. For retiree medical plan accounting, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. As of December 31, 2015 and 2014, the Company’s other postretirement benefits have an accumulated postretirement benefit obligation of $33 million and $31 million, respectively. Net periodic benefit costs related to these other postretirement benefits were $2 million in 2015, $1 million in 2014, and $11 million in 2013. The net periodic benefit costs for 2013 include a settlement loss of $8 million.

Pursuant to various collective bargaining agreements, the Company also contributes to multiemployer health and welfare plans that cover certain union-represented employees. The plans provide postretirement health care and life insurance benefits to certain employees who meet eligibility requirements. Total Company contributions to multiemployer health and welfare plans were $60 million, $58 million and $55 million in 2015, 2014 and 2013, respectively.

Notes to Consolidated Financial Statements (continued)

10    Stock Incentive Plans

Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the stock award (generally three to five years) using the straight-line method.

Compensation expense related to stock options, which includes the Employee Stock Purchase Plan (the “ESPP”) totaled $90 million, $103 million and $100 million for 2015, 2014 and 2013, respectively. The recognized tax benefit was $26 million, $33 million and $32 million for 2015, 2014 and 2013, respectively. Compensation expense related to restricted stock awards totaled $140 million, $62 million and $41 million for 2015, 2014 and 2013, respectively. Stock-based compensation for the year ended December 31,2015 includes $38 million associated with accelerated vesting of restricted stock replacement awards issued to Omnicare executives who were terminated subsequent to the acquisition.

The ESPP provides for the purchase of up to 15 million shares of common stock. In March 2013, the Board of Directors approved an amendment to the ESPP to provide an additional 15 million shares of common stock for issuance. Under the ESPP, eligible employees may purchase common stock at the end of each six month offering period at a purchase price equal to 85% of the lower of the fair market value on the first day or the last day of the offering period. During 2015, approximately 1 million shares of common stock were purchased under the provisions of the ESPP at an average price of $72.21 per share. As of December 31, 2015, approximately 14 million shares of common stock were available for issuance under the ESPP.

The fair value of stock-based compensation associated with the ESPP is estimated on the date of grant (the first day of the six month offering period) using the Black-Scholes Option Pricing Model.

The following table is a summary of the assumptions used to value the ESPP awards for each of the respective periods:

	2015	2014	2013
Dividend yield(1)	0.71%	0.75%	0.86%
Expected volatility(2)	13.92%	14.87%	16.94%
Risk-free interest rate(3)	0.11%	0.08%	0.10%
Expected life (in years)(4)	0.5	0.5	0.5
Weighted-average grant date fair value	$18.72	$13.74	$10.08

(1)	The dividend yield is calculated based on semi-annual dividends paid and the fair market value of the Company’s stock at the grant date.

(2)	The expected volatility is based on the historical volatility of the Company’s daily stock market prices over the previous six month period.

(3)	The risk-free interest rate is based on the Treasury constant maturity interest rate whose term is consistent with the expected term of ESPP options (i.e., 6 months).

(4)	The expected life is based on the semi-annual purchase period.

The terms of the Company’s Incentive Compensation Plan (“ICP”) provide for grants of annual incentive and long-term performance awards to executive officers and other officers and employees of the Company or any subsidiary of the Company. Payment of such annual incentive and long-term performance awards will be in cash, stock, other awards or other property, at the discretion of the Management Planning and Development Committee of the Company’s Board of Directors. The ICP allows for a maximum of 74 million shares to be reserved and available for grants. The ICP is the only compensation plan under which the Company grants stock options, restricted stock and other stock-based awards to its employees, with the exception of the Company’s ESPP. In November 2012, the Company’s Board of Directors approved an amendment to the ICP to eliminate the share recycling provision of the ICP. As of December 31, 2015, there were approximately 24 million shares available for future grants under the ICP.

The Company’s restricted awards are considered nonvested share awards and require no payment from the employee. Compensation cost is recorded based on the market price of the Company’s common stock on the grant date and is recognized on a straight-line basis over the requisite service period. The Company granted 2,695,000, 2,708,000 and 1,715,000 restricted stock units with a weighted average fair value of $100.81, $73.60 and $54.30 in 2015, 2014 and 2013, respectively. As of December 31, 2015, there was $268 million of total unrecognized compensation cost related to the restricted stock units that are expected to vest. These costs are expected to be recognized over a weighted-average period of 2.61 years. The total fair value of restricted shares vested during 2015, 2014 and 2013 was $164 million, $57 million and $41 million, respectively.

Notes to Consolidated Financial Statements (continued)

The following table is a summary of the restricted stock unit and restricted share award activity for the year ended December 31, 2015.

Units in thousands	Units	Weighted Average Grant Date Fair Value
Nonvested at beginning of year	4,677	$51.90
Granted	2,695	$100.81
Vested	(1,646)	$103.82
Forfeited	(308)	$73.61
Nonvested at end of year	5,418	$59.22

All grants under the ICP are awarded at fair value on the date of grant. The fair value of stock options is estimated using the Black-Scholes Option Pricing Model and stock-based compensation is recognized on a straight-line basis over the requisite service period. Stock options granted generally become exercisable over a four-year period from the grant date. Stock options generally expire seven years after the grant date.

Excess tax benefits of $127 million, $106 million and $62 million were included in financing activities in the accompanying consolidated statements of cash flow during 2015, 2014 and 2013, respectively. Cash received from stock options exercised, which includes the ESPP, totaled $299 million, $421 million and $500 million during 2015, 2014 and 2013, respectively. The total intrinsic value of stock options exercised was $394 million, $372 million and $282 million in 2015, 2014 and 2013, respectively. The total fair value of stock options vested during 2015, 2014 and 2013 was $334 million, $292 million and $329 million, respectively.

The fair value of each stock option is estimated using the Black-Scholes option pricing model based on the following assumptions at the time of grant:

	2015	2014	2013
Dividend yield(1)	1.37%	1.47%	1.65%
Expected volatility(2)	18.07%	19.92%	30.96%
Risk-free interest rate(3)	1.24%	1.35%	0.73%
Expected life (in years)(4)	4.2	4.0	4.7
Weighted-average grant date fair value	$14.01	$11.04	$12.50

(1)	The dividend yield is based on annual dividends paid and the fair market value of the Company’s stock at the grant date.

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

As of December 31, 2015, unrecognized compensation expense related to unvested options totaled $91 million, which the Company expects to be recognized over a weighted-average period of 1.72 years. After considering anticipated forfeitures, the Company expects approximately 12 million of the unvested stock options to vest over the requisite service period.

Notes to Consolidated Financial Statements (continued)

The following table is a summary of the Company’s stock option activity for the year ended December 31, 2015:

Shares in thousands	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2014	28,166	$47.87
Granted	3,772	$102.25
Exercised	(6,425)	$40.68
Forfeited	(902)	$66.81
Expired	(270)	$38.03
Outstanding at December 31, 2015	24,341	$57.60	3.88	$993,965,110
Exercisable at December 31, 2015	11,847	$42.17	2.66	$658,732,653
Vested at December 31, 2015 and expected to vest in the future	23,765	$56.96	3.84	$984,746,487

11    Income Taxes

The income tax provision for continuing operations consisted of the following for the years ended December 31:

In millions	2015	2014	2013
Current:
Federal	$3,065	$2,581	$2,623
State	555	495	437
	3,620	3,076	3,060
Deferred:
Federal	(180)	(43)	(115)
State	(54)	—	(17)
	(234)	(43)	(132)
Total	$3,386	$3,033	$2,928

The following table is a reconciliation of the statutory income tax rate to the Company’s effective income tax rate for continuing operations for the years ended December 31:

	2015	2014	2013
Statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	4.0	4.3	4.0
Other	0.3	0.2	(0.1)
Effective income tax rate	39.3%	39.5%	38.9%

Notes to Consolidated Financial Statements (continued)

The following table is a summary of the significant components of the Company’s deferred tax assets and liabilities as of December 31:

In millions	2015	2014
Deferred tax assets:
Lease and rents	$378	$396
Inventory	99	—
Employee benefits	359	311
Allowance for doubtful accounts	279	164
Retirement benefits	105	80
Net operating loss and capital loss carryforwards	115	74
Deferred income	83	261
Other	498	297
Valuation allowance	(115)	(5)
Total deferred tax assets	1,801	1,578
Deferred tax liabilities:
Inventories	—	(18)
Depreciation and amortization	(6,018)	(4,572)
Total deferred tax liabilities	(6,018)	(4,590)
Net deferred tax liabilities	$(4,217)	$(3,012)

Net deferred tax assets (liabilities) are presented on the consolidated balance sheets as follows:

In millions	2015	2014
Deferred tax assets—current	$1,220	$985
Deferred tax assets—noncurrent (included in other assets)	—	39
Deferred tax liabilities—noncurrent	(5,437)	(4,036)
Net deferred tax liabilities	$(4,217)	$(3,012)

The Company assesses positive and negative evidence to determine whether it is more likely than not some portion of a deferred tax asset would not be realized. When it would not, a valuation allowance is established for such portion of a deferred tax asset. The Company's valuation allowance increased by $110 million in the current year, a majority of which relates to capital losses assumed in the Omnicare acquisition.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In millions	2015	2014	2013
Beginning balance	$188	$117	$80
Additions based on tax positions related to the current year	57	32	19
Additions based on tax positions related to prior years	122	70	37
Reductions for tax positions of prior years	(11)	(15)	(1)
Expiration of statutes of limitation	(13)	(15)	(17)
Settlements	(5)	(1)	(1)
Ending balance	$338	$188	$117

The Company and most of its subsidiaries are subject to U.S. federal income tax as well as income tax of numerous state and local jurisdictions. The Company is a participant in the Compliance Assurance Process (“CAP”), which is a voluntary program offered by the Internal Revenue Service (“IRS”) under which participating taxpayers work collaboratively with the IRS to identify and resolve potential tax issues through open, cooperative and transparent interaction prior to the filing of their federal income tax. The IRS is currently examining the Company’s 2014 and 2015 consolidated U.S. federal income tax returns.

Notes to Consolidated Financial Statements (continued)

The Company and its subsidiaries are also currently under income tax examinations by a number of state and local tax authorities. As of December 31, 2015, no examination has resulted in any proposed adjustments that would result in a material change to the Company’s results of operations, financial condition or liquidity.

Substantially all material state and local income tax matters have been concluded for fiscal years through 2010. Although certain state exams will be concluded and certain state statutes will lapse in 2016, the change in the balance of our uncertain tax positions will be immaterial. In addition, it is reasonably possible that the Company’s unrecognized tax benefits could significantly change within the next twelve months due to the anticipated conclusion of various examinations with the IRS for various years. An estimate of the range of the possible change cannot be made at this time.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. The Company recognized interest of approximately $5 million during the year ended December 31, 2015, $6 million during the year ended December 31, 2014, and $4 million during the year ended December 31, 2013. The Company had approximately $16 million and $11 million accrued for interest and penalties as of December 31, 2015 and 2014, respectively.

There are no material uncertain tax positions as of December 31, 2015 the ultimate deductibility of which is highly certain but for which there is uncertainty about the timing. If there were, any such items would impact deferred tax accounting only, not the annual effective income tax rate, and would accelerate the payment of cash to the taxing authority to a period earlier than expected.

As of December 31, 2015, the total amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate is approximately $292 million, after considering the federal benefit of state income taxes.

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

As of December 31, 2015, the Company guaranteed approximately 72 such store leases (excluding the lease guarantees related to Linens ‘n Things, which are discussed in Note 1), with the maximum remaining lease term extending through 2026. Management believes the ultimate disposition of any of the remaining guarantees will not have a material adverse effect on the Company’s consolidated financial condition, results of operations or future cash flows.

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

Notes to Consolidated Financial Statements (continued)

Except as otherwise noted, the Company cannot predict with certainty the timing or outcome of the legal matters described below, and is unable to reasonably estimate a possible loss or range of possible loss in excess of amounts already accrued for these matters.

•
Caremark (the term “Caremark” being used herein to generally refer to any one or more PBM subsidiaries of the Company, as applicable) was named in a putative class action lawsuit filed in October 2003 in Alabama state court by John Lauriello, purportedly on behalf of participants in the 1999 settlement of various securities class action and derivative lawsuits against Caremark and others. Other defendants include insurance companies that provided coverage to Caremark with respect to the settled lawsuits. The Lauriello lawsuit seeks approximately $3.2 billion in compensatory damages plus other non-specified damages based on allegations that the amount of insurance coverage available for the settled lawsuits was misrepresented and suppressed. A similar lawsuit was filed in November 2003 by Frank McArthur, also in Alabama state court, naming as defendants, among others, Caremark and several insurance companies involved in the 1999 settlement. This lawsuit was stayed as a later-filed class action, but McArthur was subsequently allowed to intervene in the Lauriello action. Following the close of class discovery, the trial court entered an Order on August 15, 2012 that granted the plaintiffs’ motion to certify a class pursuant to Alabama Rule of Civil Procedures 23(b)(3) but denied their request that the class also be certified pursuant to Rule 23(b)(1). In addition, the August 15, 2012 Order appointed class representatives and class counsel. On September 12, 2014, the Alabama Supreme Court affirmed the trial court’s August 15, 2012 Order. In November 2015, the trial court ruled on the parties’ motions for summary judgment. The Court granted in part and denied in part plaintiffs' motion for summary judgment and the Court denied Caremark's motion for summary judgment. The parties engaged in mediation in January 2016. The case is proceeding and trial is currently scheduled to begin on February 19, 2016.

•
Beginning in August 2003, various lawsuits were filed by pharmacies alleging that Caremark and other PBMs were violating certain antitrust laws. In August 2003, Bellevue Drug Co., Robert Schreiber, Inc. d/b/a Burns Pharmacy and Rehn-Huerbinger Drug Co. d/b/a Parkway Drugs #4, together with Pharmacy Freedom Fund and the National Community Pharmacists Association filed a putative class action against Caremark in the United States District Court for the Eastern District of Pennsylvania, seeking treble damages and injunctive relief. This case was initially sent to arbitration based on the contract terms between the pharmacies and Caremark, but later returned to federal court, where it currently remains. In addition, in October 2003, two independent pharmacies, North Jackson Pharmacy, Inc. and C&C, Inc. d/b/a Big C Discount Drugs, Inc., filed three separate putative class action complaints in the United States District Court for the Northern District of Alabama, all seeking treble damages and injunctive relief. One complaint named three Caremark entities as defendants, and the other two complaints named PBM competitors. The North Jackson Pharmacy case against two of the Caremark entities was transferred to the United States District Court for the Northern District of Illinois; the case against the third Caremark entity was sent to arbitration based on contract terms between the pharmacies and that entity. The arbitration was stayed at the parties’ request and later closed by the American Arbitration Association.

In August 2006, the Judicial Panel on Multidistrict Litigation issued an order transferring all related PBM antitrust cases, including the North Jackson Pharmacy cases, to the United States District Court for the Eastern District of Pennsylvania for coordinated and consolidated proceedings with the cases originally filed in that court, including the Bellevue matter. The consolidated action is now known as In re Pharmacy Benefit Managers Antitrust Litigation. A motion for class certification filed by the North Jackson Pharmacy plaintiffs against the Caremark defendants in August 2015 is currently pending. In the Bellevue matter, the parties are in the early stages of discovery.

•
In February 2006, two substantially similar putative class action lawsuits were filed in the U.S. District Court for the Eastern District of Kentucky, and were consolidated and entitled Indiana State Dist. Council of Laborers & HOD Carriers Pension & Welfare Fund v. Omnicare, Inc., et al., No. 2:06cv26. The consolidated complaint was filed against Omnicare, three of its officers and two of its directors and purported to be brought on behalf of all open-market purchasers of Omnicare common stock from August 3, 2005 through July 27, 2006, as well as all purchasers who bought shares of Omnicare common stock in Omnicare’s public offering in December 2005. The complaint alleged violations of the Securities Exchange Act of 1934 and Section 11 of the Securities Act of 1933 and sought, among other things, compensatory damages and injunctive relief. After dismissals and appeals to the United States Court of Appeals for the Sixth Circuit, the United States Supreme Court remanded the case to the district court. In October 2015, the court granted plaintiffs’ motion to file a third amended complaint. In December 2015, Omnicare filed a motion to dismiss plaintiffs' third amended complaint.

•
In December 2007, the Company received a document subpoena from the Office of Inspector General (“OIG”) within the U.S. Department of Health and Human Services, requesting information relating to the processing of Medicaid and certain other government agency claims on behalf of its clients (which allegedly resulted in underpayments from our

Notes to Consolidated Financial Statements (continued)

pharmacy benefit management clients to the applicable government agencies) on one of the Company’s adjudication platforms. In September 2014, the Company settled the OIG’s claims, as well as related claims by the Department of Justice and private plaintiffs, without any admission of liability. The Company is in discussions with the OIG concerning other claim processing issues.

•
In November 2009, a securities class action lawsuit was filed in the United States District Court for the District of Rhode Island by Richard Medoff, purportedly on behalf of purchasers of CVS Health Corporation stock between May 5, 2009 and November 4, 2009. An amended complaint extended that time period back to October 30, 2008. The lawsuit names the Company and certain officers as defendants and includes allegations of securities fraud relating to public disclosures made by the Company concerning the PBM business and allegations of insider trading. In addition, a shareholder derivative lawsuit was filed by Mark Wuotila in December 2009 in the same court against the directors and certain officers of the Company. This lawsuit, which has remained stayed pending developments in the related securities class action, includes allegations of, among other things, securities fraud, insider trading and breach of fiduciary duties and further alleges that the Company was damaged by the purchase of stock at allegedly inflated prices under its share repurchase program. In January 2011, both lawsuits were transferred to the United States District Court for the District of New Hampshire. In August 2015, the Parties reached an agreement in principle to settle the Medoff action for $48 million. In September 2015, the Parties filed a joint stipulation seeking preliminary approval for this settlement. Preliminary approval was granted in November 2015 and the final approval hearing occurred in January 2016. The Company denies any wrongdoing, and agreed to a settlement to avoid the burden, uncertainty and distraction of litigation. The settlement will be funded by insurance proceeds. The Wuotila derivative matter remains pending.

•
As part of a previously disclosed civil settlement agreement entered into by Omnicare with the U.S. Attorney’s Office, for the District of Massachusetts in November 2009, Omnicare also entered into an amended and restated corporate integrity agreement (“CIA”) with the OIG with a term of five years from November 2, 2009 with certain provisions continuing for a period after the term. In October 2015, Omnicare received a closure letter from the OIG. The Company is continuing discussions with the OIG around the CIA and its compliance program.

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

•
On October 29, 2010, a qui tam complaint entitled United States et al., ex rel. Banigan and Templin v. Organon USA, Inc., Omnicare, Inc. and PharMerica Corporation, Civil No. 07-12153-RWZ, that had been filed under seal with the U.S. District Court in Boston, Massachusetts, was ordered unsealed by the court. The complaint was brought by James Banigan and Richard Templin, former employees of Organon, as private party qui tam relators on behalf of the federal government and several state and local governments. The action alleges civil violations of the False Claims Act based on allegations that Organon and its affiliates paid Omnicare and several other long-term care pharmacies rebates, post-purchase discounts and other forms of remuneration in return for purchasing pharmaceuticals from Organon and taking steps to increase the purchase of Organon’s drugs in violation of the Anti-Kickback Statute. The U.S. Department of Justice declined to intervene in this action. The court denied Omnicare’s motion to dismiss in June 2012. Discovery is closed in this matter. The Company believes that the allegations are without merit.

•
In January 2012, the United States District Court for the Eastern District of Pennsylvania unsealed a first amended qui tam complaint filed in August 2011 by an individual relator, Anthony Spay, who is described in the complaint as having once been employed by a firm providing pharmacy prescription benefit audit and recovery services. The complaint seeks monetary damages and alleges that Caremark’s processing of Medicare claims on behalf of one of its clients violated the federal False Claims Act. The United States declined to intervene in the lawsuit. In September

Notes to Consolidated Financial Statements (continued)

2015, the Court granted Caremark's motion for summary judgment in its entirety, and entered judgment in favor of Caremark and against Spay. In October 2015, Spay filed a notice of appeal in the United States Court of Appeals for the Third Circuit.

•
In November 2012, the Company received a subpoena from the OIG requesting information concerning automatic refill programs used by pharmacies to refill prescriptions for customers. The Company has been cooperating and providing documents and other information in response to this request for information.

•
In 2013, Omnicare received subpoenas seeking information regarding Omnicare’s nationwide billing practices with regard to National Drug Code overrides and Omnicare’s May 2008 acquisition of Pure Service Pharmacy. In 2014, Omnicare received subpoenas seeking information regarding Omnicare’s Auto Label Verification system and Omnicare’s per diem arrangements. Omnicare has produced documents and provided information in response to these subpoenas and continues to cooperate in the investigations.

•
On March 22, 2013, a qui tam complaint entitled United States et al. ex rel. Susan Ruscher v. Omnicare, Inc. et al., Civil No. 08-cv-3396, which had been filed under seal in the U.S. District Court for the Southern District of Texas, was unsealed by the court. The complaint was brought by Susan Ruscher as a private party qui tam relator on behalf of the federal government and several state governments alleging violations of the federal False Claims Act and analogous state laws based upon allegations that Omnicare’s practices relating to customer collections violated the Anti-Kickback Statute. In September 2015, the court granted summary judgment dismissing all claims against Omnicare and denied relator’s motion for summary judgment related to Omnicare’s counterclaims and thereafter, in October 2015, the court entered a final judgment for Omnicare and stayed trial on the counterclaims pending an appeal from the relator. In October 2015, plaintiffs filed a notice of appeal in the United States Court of Appeals for the Fifth Circuit.

•
In March 2014, the Company received a subpoena from the United States Attorney’s Office for the District of Rhode Island, requesting documents and information concerning bona fide service fees and rebates received from pharmaceutical manufacturers in connection with certain drugs utilized under Part D of the Medicare Program, as well as the reporting of those fees and rebates to Part D plan sponsors. The Company has been cooperating with the government and providing documents and information in response to the subpoena.

•
The U.S. Department of Justice, through the U.S. Attorney’s Office for the Western District of Virginia, investigated whether Omnicare’s activities in connection with the agreements it had with the manufacturer of the pharmaceutical Depakote violated the False Claims Act or the Anti-Kickback Statute. Omnicare cooperated with this investigation and believes that it has complied with applicable laws and regulations with respect to this matter. In connection with this matter, on December 22, 2014, the U.S. Department of Justice filed a civil complaint-in-intervention in two qui tam complaints, entitled United States, et al., ex rel. Spetter v. Abbott Laboratories, Inc., Omnicare, Inc., and PharMerica Corp., No. 1:07-cv-00006 and United States, et al., ex rel. McCoyd v. Abbott Laboratories, Omnicare, Inc., PharMerica Corp., and Miles White, No. 1:07-cv-00081, alleging civil violations of the False Claims Act in connection with the manufacturer agreements described above. In July 2015, the parties filed a Joint Motion to Stay the Litigation stating that the parties have reached a proposed resolution of the monetary terms of a potential settlement agreement. These financial terms are contingent on approval by authorized officials at the Department of Justice, negotiation of terms of a settlement agreement, approval and releases from the OIG, the National Association of Medicaid Fraud Control Units, and the Department of Justice, and coordination with discussions with the United States regarding other ongoing matters. While the Company believes that a final settlement will be reached, there can be no assurance that any final settlement agreement will be reached or as to the final terms of such settlement.

•
In May 2015, the Company entered into a settlement agreement with the U.S. Attorney’s Office for the Middle District of Florida, resolving alleged violations of the Controlled Substances Act (“CSA”). The Company paid a fine of $22 million in connection with the settlement. The Company is also undergoing several audits by the Drug Enforcement Agency (“DEA”) Administrator and is in discussions with the DEA and the U.S. Attorney’s Office in several locations concerning allegations that the Company has violated certain requirements of the CSA. Whether agreements can be reached and on what terms is uncertain.

•
In May 2015, the Company received a subpoena from the OIG requesting information and documents concerning the Company’s automatic refill programs, adherence outreach programs, and pharmacy customer incentives, particularly in connection with claims for reimbursement made to the Minnesota Medicaid program. The Company has been cooperating with the investigation and providing information in response to the subpoena.

Notes to Consolidated Financial Statements (continued)

•
In July 2015, the U.S. District Court in the District of Massachusetts dismissed all claims alleged in a qui tam lawsuit that had been brought against the Company by a pharmacy auditor and a former CVS pharmacist. The lawsuit, which was initially filed under seal in 2011, alleged that the Company violated the federal False Claims Act, as well as the false claims acts of several states, by overcharging state and federal governments in connection with prescription drugs available through the Company’s Health Savings Pass program, a membership-based program that allows enrolled customers special pricing for typical 90-day supplies of various generic prescription drugs. The federal government had declined to intervene in the case. The plaintiffs are appealing the dismissal to the U.S. Court of Appeals for First Circuit.

•
On July 27, 2015, a consolidated class action complaint was filed by plaintiffs naming Omnicare, the members of the Omnicare Board of Directors, CVS Health, CVS Pharmacy, Inc. and its merger subsidiary as defendants. The complaint alleged that the members of the Omnicare Board of Directors breached their fiduciary duties to Omnicare’s stockholders during merger negotiations by entering into the merger agreement and approving the merger, and the CVS parties aided and abetted such breaches of fiduciary duties. In September 2015, the court granted plaintiffs’ voluntary notice of dismissal of all allegations against the defendants.

•
The Attorney General of the State of Texas issued civil investigative demands and other requests in February 2012, May 2014, and May 2015, and has continued its investigation concerning the Health Savings Pass program and other pricing practices with respect to claims for reimbursement from the Texas Medicaid program.

•
In July and September 2015, two related putative class actions, Corcoran et al. v. CVS Health Corp., and Podgorny et al. v. CVS Health Corp., were filed against the Company in the United States District Court in the Northern District of California and the Northern District of Illinois, respectively. The two cases have been consolidated in United States District Court in the Northern District of California. The consolidated second amended complaint alleges that plaintiffs overpaid for prescriptions for generic drugs filled at CVS pharmacies. The plaintiffs seek damages and injunctive relief under the consumer protection statutes and common laws of certain states. The Company has moved to dismiss the second amended complaint.

•
In September 2015, Omnicare was served with an administrative subpoena by the DEA. The subpoena seeks documents related to controlled substance policies, procedures, and practices at eight pharmacy locations from May 2012 to present. The Company has been cooperating and providing documents in response to this administrative subpoena.

•
In October 2015, Omnicare received a Civil Investigative Demand from the United States Attorney’s Office for the Southern District of New York requesting information and documents concerning Omnicare’s cycle fill process for assisted living facilities. The Company has been cooperating with the government and providing documents and information in response to the Civil Investigative Demand.

•
In October 2015, the Company received from the U.S. Department of Justice a Civil Investigative Demand requesting documents and information in connection with a False Claims Act investigation concerning allegations that the Company submitted, or caused to be submitted, to the Medicare Part D program prescription drug event data that misrepresented true prices paid by the Company's PBM to pharmacies for drugs dispensed to Part D beneficiaries with prescription benefits administered by the Company’s PBM. The Company has been cooperating with the government and providing documents and information in response to the Civil Investigative Demand.

•
In November 2015, the United States District Court for the Eastern District of Pennsylvania unsealed a second amended qui tam complaint filed in September 2015, in an action captioned The United States of America et al. ex rel. Sally Schimelpfeinig and John Segura v. Dr. Reddy’s Laboratories Limited et al. The U.S. Department of Justice declined to intervene in this action. The relators allege that the Company, Walgreens, Wal-Mart, and Dr. Reddy’s Laboratories violated the federal and various state False Claims Acts by dispensing prescriptions in unit dose packaging supplied by Dr. Reddy’s that was not compliant with the Consumer Product Safety Improvement Act and the Poison Preventive Packaging Act and thereby allegedly rendering the drugs misbranded under the Food, Drug & Cosmetic Act.

The Company is also a party to other legal proceedings, government investigations, inquiries and audits arising in the normal course of its business, none of which is expected to be material to the Company. The Company can give no assurance, however, that its business, financial condition and results of operations will not be materially adversely affected, or that the Company will not be required to materially change its business practices, based on: (i) future enactment of new health care or other laws or regulations; (ii) the interpretation or application of existing laws or regulations as they may relate to the Company’s

Notes to Consolidated Financial Statements (continued)

business, the pharmacy services, retail pharmacy, long-term care pharmacy or retail clinic industries or to the health care industry generally; (iii) pending or future federal or state governmental investigations of the Company’s business or the pharmacy services, retail pharmacy, long-term care pharmacy or retail clinic industry or of the health care industry generally; (iv) pending or future government enforcement actions against the Company; (v) adverse developments in any pending qui tam lawsuit against the Company, whether sealed or unsealed, or in any future qui tam lawsuit that may be filed against the Company; or (vi) adverse developments in pending or future legal proceedings against the Company or affecting the pharmacy services, retail pharmacy, long-term care pharmacy or retail clinic industry or the health care industry generally.

13    Segment Reporting

The Company currently has three reportable segments: Pharmacy Services, Retail/LTC and Corporate. The Retail/LTC Segment includes the operating results of the Company's Retail Pharmacy and LTC operating segments as the operations and economics characteristics are similar. The Company's segments maintain separate financial information for which operating results are evaluated on a regular basis by the Company's chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company evaluates its Pharmacy Services and Retail/LTC segment performance based on net revenue, gross profit and operating profit before the effect of nonrecurring charges and certain intersegment activities. The Company evaluates the performance of its Corporate Segment based on operating expenses before the effect of discontinued operations, nonrecurring charges, and certain intersegment activities. See Note 1 for a description of the Pharmacy Services, Retail/LTC and Corporate segments and related significant accounting policies.

The following table is a reconciliation of the Company’s business segments to the consolidated financial statements:

In millions	Pharmacy Services Segment(1)(2)	Retail/LTC Segment(2)	Corporate Segment	Intersegment Eliminations(2)	Consolidated Totals
2015:
Net revenues	$100,363	$72,007	$—	$(19,080)	$153,290
Gross profit	5,227	21,992	—	(691)	26,528
Operating profit(3)	3,989	7,130	(1,037)	(628)	9,454
Depreciation and amortization	654	1,336	102	—	2,092
Additions to property and equipment	359	1,883	125	—	2,367
2014:
Net revenues	$88,440	$67,798	$—	$(16,871)	$139,367
Gross profit	4,771	21,277	—	(681)	25,367
Operating profit	3,514	6,762	(796)	(681)	8,799
Depreciation and amortization	630	1,205	96	—	1,931
Additions to property and equipment	308	1,745	83	—	2,136
2013:
Net revenues	$76,208	$65,618	$—	$(15,065)	$126,761
Gross profit	4,237	20,112	—	(566)	23,783
Operating profit(4)	3,086	6,268	(751)	(566)	8,037
Depreciation and amortization	560	1,217	93	—	1,870
Additions to property and equipment	313	1,610	61	—	1,984

(1)
Net revenues of the Pharmacy Services Segment include approximately $8.9 billion, $8.1 billion and $7.9 billion of Retail Co-Payments for 2015, 2014 and 2013, respectively. See Note 1 to the consolidated financial statements for additional information about Retail Co-Payments.

(2)
Intersegment eliminations relate to intersegment revenue generating activities that occur between the Pharmacy Services Segment and the Retail/LTC Segment. These occur in the following ways: when members of Pharmacy Services Segment clients (“members”) fill prescriptions at retail stores to purchase covered products, when members enrolled in programs such as Maintenance Choice® elect to pick up maintenance prescriptions at a retail drugstore instead of receiving them through the mail, or when members have prescriptions filled at long-term care facilities. When these occur, both the Pharmacy Services and Retail/LTC segments record the revenues, gross profit and operating profit on a standalone basis.

(3)
For the year ended December 31, 2015, the Corporate Segment operating loss includes $156 million of acquisition-related transaction and integration costs and a $90 million charge related to a legacy lawsuit challenging the 1999 legal settlement by MedPartners of various securities class actions and a related derivative claim.

(4)
Consolidated operating profit for the year ended December 31, 2013 includes a $72 million gain on a legal settlement, of which, $11 million is included in the Pharmacy Services Segment and $61 million is included in the Retail/LTC Segment.

Notes to Consolidated Financial Statements (continued)

14    Earnings Per Share

The following is a reconciliation of basic and diluted earnings per share from continuing operations for the respective years:

In millions, except per share amounts	2015	2014	2013
Numerator for earnings per share calculation:
Income from continuing operations attributable to common stockholders(1)	$5,202	$4,626	$4,600
Denominator for earnings per share calculation:
Weighted average shares, basic	1,118	1,161	1,217
Effect of dilutive securities	8	8	9
Weighted average shares, diluted	1,126	1,169	1,226

Earnings per share from continuing operations:
Basic	$4.65	$3.98	$3.78
Diluted	$4.62	$3.96	$3.75

(1)	Comprised of income from continuing operations less amounts allocable to participating securities of $27 million and $19 million for the years ended December 31, 2015 and 2014, respectively.

15    Quarterly Financial Information (Unaudited)

In millions, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2015:
Net revenues	$36,332	$37,169	$38,644	$41,145	$153,290
Gross profit	6,164	6,402	6,661	7,301	26,528
Operating profit	2,132	2,262	2,331	2,729	9,454
Income from continuing operations	1,221	1,272	1,237	1,500	5,230
Income (loss) from discontinued operations, net of tax	—	—	10	(1)	9
Net income attributable to CVS Health	1,221	1,272	1,246	1,498	5,237
Basic earnings per share:
Income from continuing operations attributable to CVS Health	$1.08	$1.13	$1.10	$1.35	$4.65
Income (loss) from discontinued operations attributable to CVS Health	$—	$—	$0.01	$—	$0.01
Net income attributable to CVS Health	$1.08	$1.13	$1.11	$1.35	$4.66
Diluted earnings per share:
Income from continuing operations attributable to CVS Health	$1.07	$1.12	$1.10	$1.34	$4.62
Income (loss) from discontinued operations attributable to CVS Health	$—	$—	$0.01	$—	$0.01
Net income attributable to CVS Health	$1.07	$1.12	$1.11	$1.34	$4.63
Dividends per share	$0.350	$0.350	$0.350	$0.350	$1.40
Stock price: (New York Stock Exchange)
High	$104.56	$106.47	$113.45	$105.29	$113.45
Low	$94.16	$98.74	$95.12	$91.56	$91.56

Notes to Consolidated Financial Statements (continued)

In millions, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2014:
Net revenues	$32,689	$34,602	$35,021	$37,055	$139,367
Gross profit	5,942	6,324	6,468	6,633	25,367
Operating profit	2,024	2,208	2,246	2,321	8,799
Income from continuing operations	1,129	1,246	948	1,322	4,645
Loss from discontinued operations, net of tax	—	—	—	(1)	(1)
Net income attributable to CVS Health	1,129	1,246	948	1,321	4,644
Basic earnings per share:
Income from continuing operations attributable to CVS Health	$0.96	$1.07	$0.82	$1.15	$3.98
Loss from discontinued operations attributable to CVS Health	$—	$—	$—	$—	$—
Net income attributable to CVS Health	$0.96	$1.07	$0.82	$1.15	$3.98
Diluted earnings per share:
Income from continuing operations attributable to CVS Health	$0.95	$1.06	$0.81	$1.14	$3.96
Loss from discontinued operations attributable to CVS Health	$—	$—	$—	$—	$—
Net income attributable to CVS Health	$0.95	$1.06	$0.81	$1.14	$3.96
Dividends per share	$0.275	$0.275	$0.275	$0.275	$1.10
Stock price: (New York Stock Exchange)
High	$76.36	$79.43	$82.57	$98.62	$98.62
Low	$64.95	$72.37	$74.69	$77.40	$64.95

Five-Year Financial Summary

In millions, except per share amounts	2015	2014	2013	2012	2011
Statement of operations data:
Net revenues	$153,290	$139,367	$126,761	$123,120	$107,080
Gross profit	26,528	25,367	23,783	22,488	20,562
Operating expenses	17,074	16,568	15,746	15,278	14,231
Operating profit	9,454	8,799	8,037	7,210	6,331
Interest expense, net	838	600	509	557	584
Loss on early extinguishment of debt	—	521	—	348	—
Income tax provision(1)	3,386	3,033	2,928	2,436	2,258
Income from continuing operations	5,230	4,645	4,600	3,869	3,489
Income (loss) from discontinued operations, net of tax	9	(1)	(8)	(7)	(31)
Net income	5,239	4,644	4,592	3,862	3,458
Net (income) loss attributable to noncontrolling interest	(2)	—	—	2	4
Net income attributable to CVS Health	$5,237	$4,644	$4,592	$3,864	$3,462
Per share data:
Basic earnings per share:
Income from continuing operations attributable to CVS Health	$4.65	$3.98	$3.78	$3.05	$2.61
Income (loss) from discontinued operations attributable to CVS Health	$0.01	$—	$(0.01)	$(0.01)	$(0.02)
Net income attributable to CVS Health	$4.66	$3.98	$3.77	$3.04	$2.59
Diluted earnings per share:
Income from continuing operations attributable to CVS Health	$4.62	$3.96	$3.75	$3.02	$2.59
Income (loss) from discontinued operations attributable to CVS Health	$0.01	$—	$(0.01)	$(0.01)	$(0.02)
Net income attributable to CVS Health	$4.63	$3.96	$3.74	$3.02	$2.57
Cash dividends per share	$1.40	$1.10	$0.90	$0.65	$0.50
Balance sheet and other data:
Total assets(1)	$93,657	$74,187	$71,452	$66,167	$64,794
Long-term debt(1)	$26,267	$11,630	$12,767	$9,079	$9,150
Total shareholders’ equity	$37,203	$37,963	$37,938	$37,653	$38,014
Number of stores (at end of year)	9,681	7,866	7,702	7,508	7,388

(1)
As of June 30, 2015, the Company early adopted Accounting Standard Update No. 2015-03, Simplifying the Presentation of Debt Issuance Costs (Topic 835-30) issued by the Financial Accounting Standards Board in April 2015. The effect of the adoption on the Company's consolidated balance sheet is a reduction in noncurrent assets and long-term debt of $65 million, $74 million, $54 million and $58 million as of December 31, 2014, 2013, 2012 and 2011, respectively.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of CVS Health Corporation

We have audited the accompanying consolidated balance sheets of CVS Health Corporation as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CVS Health Corporation at December 31, 2015 and 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company has elected changes its methods of accounting for front store inventories in the Retail/LTC Segment effective January 1, 2015.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CVS Health Corporation’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 9, 2016 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Boston, Massachusetts
February 9, 2016