Form 10-K, Exhibit 13
period 2016-12-31
CVS HEALTH Corp
filed 2017-02-09
CIK 64803

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and Cautionary Statement Concerning Forward-Looking Statements that are included in this Annual Report.

Overview of Our Business

CVS Health Corporation, together with its subsidiaries (collectively “CVS Health,” the “Company,” “we,” “our” or “us”), is a pharmacy innovation company helping people on their path to better health. At the forefront of a changing health care landscape, the Company has an unmatched suite of capabilities and the expertise needed to drive innovations that will help shape the future of health care.

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

Through more than 9,700 retail locations, more than 1,100 walk-in health care clinics, a leading pharmacy benefits manager with nearly 90 million plan members, a dedicated senior pharmacy care business serving more than one million patients per year, expanding specialty pharmacy services and a leading stand-alone Medicare Part D prescription drug plan, we enable people, businesses, and communities to manage health in more affordable, effective ways. We are delivering break-through products and services, from advising patients on their medications at our CVS Pharmacy® locations, to introducing unique programs to help control costs for our clients at CVS Caremark®, to innovating how care is delivered to our patients with complex conditions through CVS SpecialtyTM, to improving pharmacy care for the senior community through Omnicare®, or by expanding access to high-quality, low-cost care at CVS MinuteClinic®.

We have three reportable segments: Pharmacy Services, Retail/LTC and Corporate.

Overview of Our Pharmacy Services Segment

Our Pharmacy Services business generates revenue from a full range of pharmacy benefit management (“PBM”) solutions, including plan design offerings and administration, formulary management, Medicare Part D services, mail order pharmacy, specialty pharmacy and infusion services, retail pharmacy network management services, prescription management systems, clinical services, disease management services and medical spend management.

Our clients are primarily employers, insurance companies, unions, government employee groups, health plans, Medicare Part D plans, Managed Medicaid plans, plans offered on the public and private exchanges, other sponsors of health benefit plans, and individuals throughout the United States. A portion of covered lives primarily within the Managed Medicaid, health plan and employer markets have access to our services through public and private exchanges.

As a pharmacy benefits manager, we manage the dispensing of prescription drugs through our mail order pharmacies, specialty pharmacies, long-term care pharmacies and national network of more than 68,000 retail pharmacies, consisting of approximately 41,000 chain pharmacies (which includes our CVS Pharmacy® pharmacies) and 27,000 independent pharmacies, to eligible members in the benefit plans maintained by our clients and utilize our information systems to perform, among other things, safety checks, drug interaction screenings and brand-to-generic substitutions.

Our specialty pharmacies support individuals who require complex and expensive drug therapies. Our specialty pharmacy business includes mail order and retail specialty pharmacies that operate under the CVS Caremark®, CarePlus CVS PharmacyTM, Navarro® Health Services and Advanced Care Scripts (“ACS Pharmacy”) names. Substantially all of our mail service specialty pharmacies have been accredited by The Joint Commission, which is an independent, not-for-profit organization that accredits and certifies health care organizations and programs in the United States. We also offer specialty infusion services and enteral nutrition services through Coram LLC and its subsidiaries (collectively, “Coram”). With Specialty Connect®, which integrates our specialty pharmacy mail and retail capabilities, we provide members with disease-state specific counseling from our experienced specialty pharmacists and the choice to bring their specialty prescriptions to any CVS Pharmacy location. Whether submitted through our mail order pharmacy or at a CVS Pharmacy, all prescriptions are filled through the Company’s specialty mail order pharmacies, so all revenue from this specialty prescription services program is recorded within the Pharmacy

Services Segment. Members then can choose to pick up their medication at their local CVS Pharmacy or have it sent to their home through the mail.

We also provide health management programs, which include integrated disease management for 18 conditions, through our Accordant® rare disease management offering. The majority of these integrated programs are accredited by the National Committee for Quality Assurance.

In addition, through our SilverScript Insurance Company (“SilverScript”) subsidiary, we are a national provider of drug benefits to eligible beneficiaries under the federal government’s Medicare Part D program. As of December 31, 2016, we provided Medicare Part D plan benefits to approximately 5.5 million beneficiaries through SilverScript, including our individual and employer group waiver plans.

The Pharmacy Services Segment operates under the CVS Caremark® Pharmacy Services, Caremark®, CVS CaremarkTM, CarePlus CVS PharmacyTM, Accordant®, SilverScript®, Coram®, CVS SpecialtyTM, NovoLogix®, Navarro® Health Services and ACS Pharmacy names. As of December 31, 2016, the Pharmacy Services Segment operated 23 retail specialty pharmacy stores, 13 specialty mail order pharmacies, four mail order dispensing pharmacies, and 84 branches for infusion and enteral services, including approximately 73 ambulatory infusion suites and three centers of excellence, located in 41 states, Puerto Rico and the District of Columbia.

Overview of Our Retail/LTC Segment

Our Retail/LTC Segment sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, personal care products, convenience foods, photo finishing, seasonal merchandise and greeting cards. With the acquisition of Omnicare's long-term care (“LTC”) operations, the Retail/LTC Segment now also includes the distribution of prescription drugs, related pharmacy consulting and other ancillary services to chronic care facilities and other care settings, as well as commercialization services which are provided under the name RxCrossroads®. Our Retail/LTC Segment derives the majority of its revenues through the sale of prescription drugs, which are dispensed by our more than 32,000 pharmacists. The role of our retail pharmacists is expanding from primarily dispensing prescriptions to also providing services, including flu vaccinations as well as face-to-face patient counseling with respect to adherence to drug therapies, closing gaps in care, and more cost-effective drug therapies. Our integrated pharmacy services model enables us to enhance access to care while helping to lower overall health care costs and improve health outcomes.

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

Our proprietary loyalty card program, ExtraCare®, has about 65 million active cardholders, making it one of the largest and most successful retail loyalty card programs in the country.

As of December 31, 2016, our Retail/LTC Segment included 9,709 retail stores (of which 7,980 were our stores that operated a pharmacy and 1,674 were our pharmacies located within Target stores) located in 49 states, the District of Columbia, Puerto Rico and Brazil operating primarily under the CVS Pharmacy®, CVS®, CVS Pharmacy y más®, Longs Drugs®, Navarro Discount Pharmacy® and Drogaria OnofreTM names, 38 onsite pharmacies primarily operating under the CarePlus CVS PharmacyTM, CarePlus® and CVS Pharmacy® names, and 1,139 retail health care clinics operating under the MinuteClinic® name (of which 1,132 were located in our retail pharmacy stores or Target stores), and our online retail websites, CVS.com®, Navarro.com and Onofre.com.br. LTC operations are comprised of 152 spoke pharmacies that primarily handle new prescription orders, of which 32 are also hub pharmacies that use proprietary automation to support spoke pharmacies with refill prescriptions. LTC operates primarily under the Omnicare® and NeighborCare® names.

Overview of Our Corporate Segment

The Corporate Segment provides management and administrative services to support the Company. The Corporate Segment consists of certain aspects of our executive management, corporate relations, legal, compliance, human resources, information technology and finance departments.

Results of Operations

Summary of our Consolidated Financial Results

	Year Ended December 31,
In millions, except per share amounts	2016	2015	2014
Net revenues	$177,526	$153,290	$139,367
Cost of revenues	148,669	126,762	114,000
Gross profit	28,857	26,528	25,367
Operating expenses	18,519	17,074	16,568
Operating profit	10,338	9,454	8,799
Interest expense, net	1,058	838	600
Loss on early extinguishment of debt	643	—	521
Income before income tax provision	8,637	8,616	7,678
Income tax provision	3,317	3,386	3,033
Income from continuing operations	5,320	5,230	4,645
Income (loss) from discontinued operations, net of tax	(1)	9	(1)
Net income	5,319	5,239	4,644
Net income attributable to noncontrolling interest	(2)	(2)	—
Net income attributable to CVS Health	$5,317	$5,237	$4,644
Diluted earnings per share:
Income from continuing operations attributable to CVS Health	$4.91	$4.62	$3.96
Income (loss) from discontinued operations attributable to CVS Health	$—	$0.01	$—
Net income attributable to CVS Health	$4.90	$4.63	$3.96

Net revenues increased $24.2 billion in 2016 compared to 2015, and increased $13.9 billion in 2015 compared to 2014. As you review our performance in this area, we believe you should consider the following important information:

•
During 2016, net revenues in our Pharmacy Services Segment increased 19.5% and net revenues in our Retail/LTC Segment increased 12.6% compared to the prior year. The Retail/LTC Segment benefited from the 2015 acquisitions of Omnicare and the pharmacies and clinics of Target.

•	During 2015, net revenues in our Pharmacy Services Segment increased by 13.5% and net revenues in our Retail/LTC Segment increased 6.2% compared to the prior year.

•
In 2016 and 2015, the Pharmacy Services Segment continued to grow from net new business and specialty. The increase in our generic dispensing rates in both of our operating segments continued to have a negative effect on net revenue in 2016 as compared to 2015, as well as in 2015 as compared to 2014.

Please see the Segment Analysis later in this document for additional information about our net revenues.

Gross profit increased $2.3 billion, or 8.8% in 2016, to $28.9 billion, as compared to $26.5 billion in 2015. Gross profit increased $1.2 billion, or 4.6% in 2015, to $26.5 billion, as compared to $25.4 billion in 2014. Gross profit as a percentage of net revenues declined to 16.3%, as compared to 17.3% in 2015 and 18.2% in 2014.

•
During 2016, gross profit in our Pharmacy Services Segment and Retail/LTC Segment increased by 12.9% and 7.9%, respectively, compared to the prior year. For the year ended December 31, 2016, gross profit as a percentage of net revenues in our Pharmacy Services Segment and Retail/LTC Segment was 4.9% and 29.3%, respectively.

•
During 2015, gross profit in our Pharmacy Services Segment and Retail/LTC Segment increased by 9.6% and 3.4%, respectively, compared to the prior year. For the year ended December 31, 2015, gross profit as a percentage of net revenues in our Pharmacy Services Segment and Retail/LTC Segment was 5.2% and 30.5%, respectively.

•
The increased weighting toward the Pharmacy Services Segment, which has a lower gross profit than the Retail/LTC Segment, resulted in a decline in consolidated gross profit as a percent of net revenues in 2016 as compared to 2015. In addition, gross profit for 2016 and 2015 has been negatively impacted by price compression in the Pharmacy Services Segment and reimbursement pressure in the Retail/LTC Segment.

•
Our gross profit continued to benefit from the increased utilization of generic drugs, which normally yield a higher gross profit rate than equivalent brand name drugs, in both the Pharmacy Services and Retail/LTC segments for 2016 and 2015, partially offsetting the negative impacts described above.

Please see the Segment Analysis later in this document for additional information about our gross profit.

Operating expenses increased $1.4 billion, or 8.5%, in the year ended December 31, 2016, as compared to the prior year. Operating expenses as a percent of net revenues declined to 10.4% in the year ended December 31, 2016 compared to 11.1% in the prior year. The increase in operating expense dollars in the year ended December 31, 2016 was primarily due to the acquisition of the Target pharmacy and clinic businesses in December 2015, the Omnicare acquisition in August 2015 and incremental store operating costs associated with a higher store count, partially offset by lower legal settlement costs in the year ended December 31, 2016. The improvement in operating expenses as a percentage of net revenues in 2016 is primarily due to expense leverage from net revenue growth.

Operating expenses increased $506 million, or 3.0%, in the year ended December 31, 2015 as compared to the prior year. Operating expenses as a percent of net revenues declined to 11.1% in the year ended December 31, 2015 compared to 11.9% in the prior year. The increase in operating expense dollars in the year ended December 31, 2015 was primarily due to incremental store operating costs associated with a higher store count, the Omnicare acquisition in August 2015, the acquisition of the Target pharmacy and clinic businesses in December 2015 and a $90 million legal charge in 2015 related to a disputed 1999 legal settlement. The improvement in operating expenses as a percentage of net revenues in 2015 is primarily due to expense leverage from net revenue growth.

Please see the Segment Analysis later in this document for additional information about operating expenses.

Interest expense, net for the years ended December 31 consisted of the following:

In millions	2016	2015	2014
Interest expense	$1,078	$859	$615
Interest income	(20)	(21)	(15)
Interest expense, net	$1,058	$838	$600

Net interest expense increased $220 million during the year ended December 31, 2016, primarily due to the $15 billion debt issuance in July 2015, the proceeds of which were used to fund the acquisitions of Omnicare and the pharmacies and clinics of Target, and the debt assumed from the Omnicare acquisition. See Note 5 “Borrowings and Credit Agreements” to the consolidated financial statements for additional information. During 2015, net interest expense increased by $238 million, to $838 million compared to 2014, primarily due to the amortization of bridge facility fees of $52 million for the unsecured bridge facility that was entered into on May 2015 and was amortized to interest expense over the period the facility was outstanding, the $15 billion debt issuance in July 2015, and the debt assumed in the Omnicare acquisition.

Loss on early extinguishment of debt - During the year ended December 31, 2016, the Company purchased approximately $4.2 billion aggregate principal amount of certain of its senior notes pursuant to its tender offer for such senior notes and option to redeem the outstanding senior notes (see Note 5 “Borrowings and Credit Agreements” to the consolidated financial statements). The Company paid a premium of $583 million in excess of the debt principal, wrote off $54 million of unamortized deferred financing costs and incurred $6 million in fees, for a total loss on the early extinguishment of debt of $643 million.

During the year ended December 31, 2014, the Company completed a $2.0 billion tender offer and repurchase of certain Senior Notes. The Company paid a premium of $490 million in excess of the debt principal in connection with the repurchase of the Senior Notes, wrote off $26 million of unamortized deferred financing costs and incurred $5 million in fees, for a total loss on early extinguishment of debt of $521 million. See Note 5, “Borrowings and Credit Agreements” to the consolidated financial statements for additional information.

Income tax provision - Our effective income tax rate was 38.4%, 39.3% and 39.5% in 2016, 2015 and 2014, respectively. The effective income tax rate was lower in 2016 compared to 2015 primarily due to the resolution of income tax matters in open tax years through 2012, as well as other permanent items. The effective income tax rate was lower in 2015 compared to 2014 primarily due to certain permanent items in 2014.

Income (loss) from discontinued operations - In connection with certain business dispositions completed between 1991 and 1997, the Company retained guarantees on store lease obligations for a number of former subsidiaries, including Linens ‘n Things, which filed for bankruptcy in 2008. The Company’s loss from discontinued operations includes lease-related costs required to satisfy its Linens ‘n Things lease guarantees. We incurred a loss from discontinued operations, net of tax, of $1 million in both 2016 and 2014. The Company’s income from discontinued operations in 2015 of $9 million, net of tax, was related to the release of certain store lease guarantees due to the settlement of a dispute with a landlord.

See Note 1 “Significant Accounting Policies - Discontinued Operations” to the consolidated financial statements for additional information about discontinued operations and Note 11 “Commitments and Contingencies” for additional information about our lease guarantees.

Segment Analysis

We evaluate the performance of our Pharmacy Services and Retail/LTC segments based on net revenues, gross profit and operating profit before the effect of nonrecurring charges and gains and certain intersegment activities. The Company evaluates the performance of its Corporate Segment based on operating expenses before the effect of nonrecurring charges and gains, and certain intersegment activities. The following is a reconciliation of the Company’s business segments to the consolidated financial statements:

In millions	Pharmacy Services Segment(1)(2)	Retail/LTC Segment(2)	Corporate Segment	Intersegment Eliminations(2)	Consolidated Totals
2016:
Net revenues	$119,963	$81,100	$—	$(23,537)	$177,526
Gross profit(3)	5,901	23,738	—	(782)	28,857
Operating profit (loss)(4)(5)(6)	4,672	7,281	(894)	(721)	10,338
2015:
Net revenues	$100,363	$72,007	$—	$(19,080)	$153,290
Gross profit	5,227	21,992	—	(691)	26,528
Operating profit (loss)(5)(6)	3,989	7,130	(1,037)	(628)	9,454
2014:
Net revenues	$88,440	$67,798	$—	$(16,871)	$139,367
Gross profit	4,771	21,277	—	(681)	25,367
Operating profit (loss)	3,514	6,762	(796)	(681)	8,799

(1)
Net revenues of the Pharmacy Services Segment include approximately $10.5 billion, $8.9 billion and $8.1 billion of Retail/LTC Co-Payments for 2016, 2015 and 2014, respectively. See Note 1 “Significant Accounting Policies - Revenue Recognition” to the consolidated financial statements for additional information about Retail/LTC Co-Payments.

(2)
Intersegment eliminations relate to intersegment revenue generating activities that occur between the Pharmacy Services Segment and the Retail/LTC Segment. These occur in the following ways: when members of Pharmacy Services Segment clients (“members”) fill prescriptions at our retail pharmacies to purchase covered products, when members enrolled in programs such as Maintenance Choice ® elect to pick up maintenance prescriptions at one of our retail pharmacies instead of receiving them through the mail, or when members have prescriptions filled at our long-term care pharmacies. When these occur, both the Pharmacy Services and Retail/LTC segments record the revenues, gross profit and operating profit on a standalone basis.

(3)
The Retail/LTC Segment gross profit for the year ended December 31, 2016 includes $46 million of acquisition-related integration costs. The integration costs are related to the acquisitions of Omnicare and the pharmacies and clinics of Target.

(4)	The Pharmacy Services Segment operating profit for the year ended December 31, 2016 includes the reversal of an accrual of $88 million in connection with a legal settlement.

(5)
The Retail/LTC Segment operating profit for the 2016 and 2015 include $281 million and $64 million, respectively, of acquisition-related integration costs. The integration costs are related to the acquisitions of Omnicare and the pharmacies and clinics of Target. Operating profit for the year ended December 31, 2016 also includes a $34 million asset impairment charge in connection with planned store closures in 2017 related to our enterprise streamlining initiative.

(6)
The Corporate Segment operating loss for the year ended December 31, 2016 includes integration costs of $10 million related to the acquisitions of Omnicare and the pharmacies and clinics of Target. For the year ended December 31, 2015, the Corporate Segment operating loss includes $156 million of acquisition-related transaction and integration costs related to the acquisitions of Omnicare and the pharmacies and clinics of Target and a $90 million charge related to a legacy lawsuit challenging the 1999 legal settlement by MedPartners of various securities class actions and a related derivative claim.

Pharmacy Services Segment

The following table summarizes our Pharmacy Services Segment’s performance for the respective periods:

	Year Ended December 31,
In millions	2016	2015	2014
Net revenues	$119,963	$100,363	$88,440
Gross profit	$5,901	$5,227	$4,771
Gross profit % of net revenues	4.9%	5.2%	5.4%
Operating expenses(3)	$1,229	$1,238	$1,257
Operating expenses % of net revenues	1.0%	1.2%	1.4%
Operating profit	$4,672	$3,989	$3,514
Operating profit % of net revenues	3.9%	4.0%	4.0%
Net revenues:
Mail choice(1)	$42,783	$37,828	$31,081
Pharmacy network(2)	$76,848	$62,240	$57,122
Other	$332	$295	$237
Pharmacy claims processed:
Total	1,230.0	1,011.9	932.0
Mail choice(1)	89.5	85.7	82.4
Pharmacy network(2)	1,140.5	926.2	849.6
Generic dispensing rate:
Total	85.4%	83.7%	82.2%
Mail choice(1)	78.2%	76.4%	74.6%
Pharmacy network(2)	85.9%	84.4%	83.0%
Mail choice penetration rate	18.0%	20.6%	21.4%

(1)
Mail choice is defined as claims filled at a Pharmacy Services mail facility, which includes specialty mail claims inclusive of Specialty Connect® claims filled at retail, as well as prescriptions filled at our retail pharmacies under the Maintenance Choice® program.

(2)
Pharmacy network net revenues, claims processed and generic dispensing rates do not include Maintenance Choice, which are included within the mail choice category. Pharmacy network is defined as claims filled at retail and specialty retail pharmacies, including our retail pharmacies and long-term care pharmacies, but excluding Maintenance Choice activity.

(3)	The Pharmacy Services Segment operating expenses for the year ended December 31, 2016 includes the reversal of an accrual of $88 million in connection with a legal settlement.

Net revenues in our Pharmacy Services Segment increased $19.6 billion, or 19.5%, to $120.0 billion for the year ended December 31, 2016, as compared to the prior year. The increase is primarily due to increased pharmacy network claims, growth in specialty pharmacy, including the growth in Medicare Part D, addition of ACS Pharmacy through the acquisition of Omnicare, and inflation, partially offset by increased generic dispensing and price compression.

Net revenues increased $11.9 billion, or 13.5%, to $100.4 billion for the year ended December 31, 2015, as compared to the prior year. The increase is primarily due to growth in specialty pharmacy, driven by new clients, increased volume from new products and the addition of ACS Pharmacy through the acquisition of Omnicare, as well as inflation and increased pharmacy network claims. Conversely, the increase in our generic dispensing rate had a negative impact on our revenue in 2015, as it did in 2014.

As you review our Pharmacy Services Segment’s revenue performance, we believe you should also consider the following important information about the business:

•
Our mail choice claims processed increased 4.4% to 89.5 million claims in the year ended December 31, 2016, compared to 85.7 million claims in the prior year. The increase in mail choice claims was driven by growth in specialty pharmacy claims, increase in net new business, and continuing adoption of our Maintenance Choice offerings. During 2015, our mail choice claims processed increased 4.0% to 85.7 million claims. The increase in mail choice claims was driven by net new business, specialty and continuing adoption of our Maintenance Choice offerings.

•
During 2016 and 2015, our average revenue per mail choice claim increased by 8.3% and 17.0%, compared to 2015 and 2014, respectively. The increase in both years was primarily due to growth in specialty pharmacy and inflation.

•
Our pharmacy network claims processed increased 23.1% to 1,140.5 million claims in the year ended December 31, 2016, compared to 926.2 million claims in the prior year. This increase was primarily due to volume from net new business. During 2015, our pharmacy network claims processed increased 9.0% to 926.2 million compared to 849.6 million pharmacy network claims processed in 2014. This increase was primarily due to net new business.

•	During 2016 and 2015, our average revenue per pharmacy network claim processed remained flat.

•
Our mail choice generic dispensing rate was 78.2%, 76.4% and 74.6% in the years ended December 31, 2016, 2015 and 2014, respectively. Our pharmacy network generic dispensing rate increased to 85.9% in the year ended December 31, 2016, compared to 84.4% in the prior year. During 2015, our pharmacy network generic dispensing rate increased to 84.4% compared to our pharmacy network generic dispensing rate of 83.0% in 2014. These continued increases in mail choice and pharmacy network generic dispensing rates were primarily due to the impact of new generic drug introductions, and our continuous efforts to encourage plan members to use generic drugs when they are available. We believe our generic dispensing rates will continue to increase in future periods, albeit at a slower pace. This increase will be affected by, among other things, the number of new brand and generic drug introductions and our success at encouraging plan members to utilize generic drugs when they are available and clinically appropriate.

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

Gross profit increased $674 million, or 12.9%, to $5.9 billion in the year ended December 31, 2016, as compared to the prior year. Gross profit as a percentage of net revenues decreased to 4.9% for the year ended December 31, 2016, compared to 5.2% in the prior year. The increase in gross profit dollars in the year ended December 31, 2016 was primarily due to growth in specialty pharmacy, growth in Medicare Part D lives, higher generic dispensing and favorable purchasing economics, partially offset by price compression. The decrease in gross profit as a percentage of net revenues was primarily due to changes in the mix of our business and continued price compression, partially offset by favorable generic dispensing and purchasing economics.

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

As you review our Pharmacy Services Segment’s performance in this area, we believe you should consider the following important information about the business:

•
Our efforts to (i) retain existing clients, (ii) obtain new business and (iii) maintain or improve the rebates and/or discounts we received from manufacturers, wholesalers and retail pharmacies continue to have an impact on our gross profit dollars and gross profit as a percentage of net revenues. In particular, competitive pressures in the PBM industry have caused us and other PBMs to continue to share with clients a larger portion of rebates and/or discounts received from pharmaceutical manufacturers. In addition, market dynamics and regulatory changes have limited our ability to offer plan sponsors pricing that includes retail network “differential” or “spread,” and we expect these trends to continue. The “differential” or “spread” is any difference between the drug price charged to plan sponsors, including Medicare Part D plan sponsors, by a PBM and the price paid for the drug by the PBM to the dispensing provider.

•
Our gross profit as a percentage of revenues benefited from the increase in our total generic dispensing rate, which increased to 85.4% and 83.7% in 2016 and 2015, respectively, compared to our generic dispensing rate of 82.2% in 2014. These increases were primarily due to new generic drug introductions and our continual efforts to encourage plan members to use clinically appropriate generic drugs when they are available. We expect these trends to continue, albeit at a slower pace. The increased use by patients of generic drugs has also resulted in third party payors augmenting their efforts to reduce reimbursement payments for prescriptions. This trend, which we expect to continue, reduces the benefit we realize from brand to generic product conversions.

 Operating expenses in our Pharmacy Services Segment, which include selling, general and administrative expenses, depreciation and amortization related to selling, general and administrative activities and administrative payroll, employee benefits and occupancy costs, decreased to 1.0% of net revenues in 2016, compared to 1.2% in 2015 and 1.4% in 2014.

As you review our Pharmacy Services Segment’s performance in this area, we believe you should consider the following important information about the business:

•
Operating expenses decreased $9 million or 0.7% in the year ended December 31, 2016, compared to the prior year. The decrease in operating expense dollars is primarily due to an $88 million reversal of an accrual in connection with a legal settlement, partially offset by an increase in costs associated with the growth of our business.

•
Operating expenses decreased $19 million or 1.5%, to $1.2 billion, in the year ended December 31, 2015, compared to the prior year. The decrease in operating expense dollars is primarily due to lower integration costs from the Coram acquisition which occurred in January 2014, partially offset by the addition of ACS Pharmacy from the Omnicare acquisition in August 2015. Operating expenses as a percentage of net revenues improved slightly from 1.4% in 2014 to 1.2% in 2015.

Retail/LTC Segment

The following table summarizes our Retail/LTC Segment’s performance for the respective periods:

	Year Ended December 31,
In millions	2016	2015	2014
Net revenues	$81,100	$72,007	$67,798
Gross profit(1)	$23,738	$21,992	$21,277
Gross profit % of net revenues	29.3%	30.5%	31.4%
Operating expenses(2)	$16,457	$14,862	$14,515
Operating expenses % of net revenues	20.3%	20.6%	21.4%
Operating profit	$7,281	$7,130	$6,762
Operating profit % of net revenues	9.0%	9.9%	10.0%
Prescriptions filled (90 Day = 3 prescriptions) (3)	1,223.5	1,031.6	935.9
Net revenue increase (decrease):
Total	12.6%	6.2%	3.3%
Pharmacy	15.9%	9.5%	5.1%
Front Store	0.3%	(2.5)%	(2.5)%
Total prescription volume (90 Day = 3 prescriptions) (3)	18.6%	10.2%	5.2%
Same store sales increase (decrease)(4):
Total	1.9%	1.7%	2.1%
Pharmacy	3.2%	4.5%	4.8%
Front Store(5)	(1.5)%	(5.0)%	(4.0)%
Prescription volume (90 Day = 3 prescriptions) (3)	3.6%	4.8%	4.1%
Generic dispensing rates	85.7%	84.5%	83.1%
Pharmacy % of net revenues	75.0%	72.9%	70.7%

(1)	Gross profit for the year ended December 31, 2016 includes $46 million of acquisition-related integration costs related to the acquisitions of Omnicare and the pharmacies and clinics of Target.

(2)
Operating expenses for the years ended December 31, 2016 and 2015 include $235 million and $64 million, respectively, of acquisition-related integration costs related to the acquisitions of Omnicare and the pharmacies and clinics of Target. Operating expenses for the year ended December 31, 2016 also includes a $34 million asset impairment charge in connection with planned store closures in 2017 related to our enterprise streamlining initiative.

(3)
Includes the adjustment to convert 90-day, non-specialty prescriptions to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal prescription.

(4)	Same store sales and prescriptions exclude revenues from MinuteClinic, and revenue and prescriptions from stores in Brazil, from LTC operations and from commercialization services.

(5)
Front store same store sales would have been approximately 520 basis points higher for the year ended December 31, 2015 if tobacco and the estimated associated basket sales were excluded from the year ended December 31, 2014.

Net revenues increased approximately $9.1 billion, or 12.6%, to $81.1 billion for the year ended December 31, 2016, as compared to the prior year. This increase was primarily driven by the acquisitions of the pharmacies and clinics of Target and new stores, which accounted for approximately 640 basis points of our total net revenue percentage increase during the year, the acquisition of Omnicare’s LTC operations and a same store sales increase of 1.9%. Net revenues increased approximately $4.2 billion, or 6.2%, to $72.0 billion for the year ended December 31, 2015, as compared to the prior year. This increase was primarily driven by the acquisition of LTC, a same store sales increase of 1.7%, and net revenues from new and acquired stores, which accounted for approximately 160 basis points of our total net revenue percentage increase during the year.

As you review our Retail/LTC Segment’s performance in this area, we believe you should consider the following important information about the business:

•
Front store same store sales declined 1.5% in the year ended December 31, 2016, as compared to the prior year. The decrease is primarily driven by softer customer traffic and efforts to rationalize promotional strategies, partially offset by an increase in basket size.

•
Pharmacy same store sales rose 3.2% in the year ended December 31, 2016, as compared to the prior year. Pharmacy same store sales were positively impacted by same store script growth of 3.6%, as well as approximately 20 basis points due to an additional day in 2016 related to leap year for the year ended December 31, 2016. Due to marketplace changes in the latter half of 2016, we expect script growth to be negatively impacted for the next several quarters by restricted network relationships that exclude CVS Pharmacy.

•
Pharmacy revenues continue to be negatively impacted by the conversion of brand name drugs to equivalent generic drugs, which typically have a lower selling price. Pharmacy same store sales were negatively impacted by approximately 360 and 390 basis points for the years ended December 31, 2016 and 2015, respectively, due to recent generic introductions. The generic dispensing rate grew to 85.7% for the year ended December 31, 2016, compared to 84.5% in the prior year. In addition, our pharmacy revenue growth has also been negatively affected by the mix of drugs sold, continued reimbursement pressure and the lack of significant new brand name drug introductions.

•
As of December 31, 2016, we operated 9,709 retail stores, including the 1,674 locations in Target stores, compared to 9,655 retail stores as of December 31, 2015 and 7,822 retail stores as of December 31, 2014. Total net revenues from new and acquired stores contributed approximately 6.4%, 1.6% and 1.1% to our total net revenue percentage increase in 2016, 2015, and 2014, respectively. The majority of the increase in 2016 was primarily due to the addition of the pharmacies of Target in December 2015.

•
Pharmacy revenue continued to benefit from the increased utilization by Medicare Part D beneficiaries, our ability to attract and retain managed care customers, the increased use of pharmaceuticals by an aging population and as the first line of defense for individual health care.

Gross profit in our Retail/LTC Segment includes net revenues less the cost of merchandise sold during the reporting period and the related purchasing costs, warehousing costs, delivery costs and actual and estimated inventory losses.

Gross profit increased $1.7 billion, or 7.9%, to approximately $23.7 billion in the year ended December 31, 2016, as compared to the prior year. Gross profit as a percentage of net revenues decreased to 29.3% in year ended December 31, 2016, from 30.5% in 2015. Gross profit increased $715 million, or 3.4%, to approximately $22.0 billion in the year ended December 31, 2015, as compared to the prior year. Gross profit as a percentage of net revenues decreased to 30.5% in year ended December 31, 2015, from 31.4% in 2014.

The increase in gross profit dollars in the year ended December 31, 2016, was primarily driven by the addition of the pharmacies and clinics of Target and LTC, as well as same store sales, partially offset by continued reimbursement pressure. The decrease in gross profit as a percentage of net revenues was primarily driven by a decline in pharmacy margins due to continued reimbursement pressure and the mix effect of lower margins from the acquisitions of the pharmacies and clinics of Target and LTC, partially offset by increased front store margins. Front store margins increased due to changes in the mix of products sold and efforts to rationalize promotional strategies. The increase in gross profit dollars in the year ended December 31, 2015, was primarily driven by the addition of LTC, same store sales and new store sales, increased generic dispensing, as well as favorable purchasing economics, partially offset by continued reimbursement pressure.

As you review our Retail/LTC Segment’s performance in this area, we believe you should consider the following important information about the business:

•
Front store revenues as a percentage of total net revenues for the years ended December 31, 2016, 2015 and 2014 were 23.6%, 26.5% and 28.8%, respectively. On average, our gross profit on front store revenues is generally higher than our gross profit on pharmacy revenues. Pharmacy revenues as a percentage of total net revenues increased approximately 210, 220 and 120 basis points in the years ended December 31, 2016, 2015 and 2014, respectively. This was due to pharmacy revenues growing faster than front store revenues, largely driven by the acquisitions of the pharmacies and clinics of Target and LTC. The mix effect from a higher proportion of pharmacy sales had a negative effect on our overall gross profit as a percentage of net revenues for the years ended December 31, 2016, 2015 and 2014, respectively. This negative effect was partially offset by an increase in generic drugs dispensed, an improved front store gross margin rate, which includes efforts to rationalize promotional strategies.

•
During 2016 and 2015, our front store gross profit as a percentage of net revenues increased compared to the prior year. In both years, the increase reflects a change in the mix of products sold, including store brand products, as a result of our efforts to rationalize promotional strategies. The increase in 2015 was also partially due to the removal of tobacco products from our stores in late 2014.

•
Our pharmacy gross profit rates have been adversely affected by the efforts of managed care organizations, PBMs and governmental and other third-party payors to reduce their prescription drug costs, including the use of restrictive networks, as well as changes in the mix of our business within the pharmacy portion of the Retail/LTC Segment. In the event the reimbursement pressure accelerates, we may not be able to sustain our current rate of revenue growth and gross profit dollars could be adversely impacted. The increased use of generic drugs has positively impacted our gross profit but has resulted in third-party payors augmenting their efforts to reduce reimbursement payments to retail pharmacies for prescriptions. This trend, which we expect to continue, reduces the benefit we realize from brand to generic product conversions.

Operating expenses in our Retail/LTC Segment include store payroll, store employee benefits, store occupancy costs, selling expenses, advertising expenses, depreciation and amortization expense and certain administrative expenses.

Operating expenses increased $1.6 billion, or 10.7% to $16 billion, or 20.3% as a percentage of net revenues, in the year ended December 31, 2016, as compared to $14.9 billion, or 20.6% as a percentage of net revenues, in the prior year. Operating expenses increased $347 million, or 2.4%, to $14.9 billion, or 20.6% as a percentage of net revenues, in the year ended December 31, 2015, as compared to $14.5 billion, or 21.4% as a percentage of net revenues, in the prior year. Operating expenses as a percentage of net revenues for the year ended December 31, 2016 improved primarily due to expense leverage from net revenue growth. The increase in operating expense dollars for the year ended December 31, 2016, was primarily due to the addition of the pharmacies and clinics within Target stores and LTC, including acquisition-related integration costs of $235 million, and incremental store operating costs associated with operating more stores. Operating expenses for the year ended December 31, 2016, includes a gain from a legal settlement with certain credit card companies of $32 million and an asset impairment charge of $34 million in connection with planned store closures in 2017 related to our enterprise streamlining initiative. Additionally, in April 2016, the Retail/LTC Segment made a charitable contribution of $32 million to the CVS Foundation to fund future charitable giving. The CVS Foundation is a non-profit entity that focuses on health, education and community involvement programs. The charitable contribution was recorded as an operating expense in the year ended December 31, 2016. Operating expenses as a percentage of net revenues for the year ended December 31, 2015 improved primarily due to higher legal costs in the prior year and leverage gained from the addition of LTC net revenues. The increase in operating expense dollars for the year ended December 31, 2015, was primarily due to the addition of LTC, including acquisition-related integration costs of $64 million, and incremental store operating costs associated with operating more stores.

Corporate Segment

Operating expenses decreased $143 million, or 13.8%, to $894 million in the year ended December 31, 2016, as compared to the prior year. Operating expenses increased $241 million, or 30.3%, to $1.0 billion in the year ended December 31, 2015. Operating expenses within the Corporate Segment include executive management, corporate relations, legal, compliance, human resources, information technology and finance related costs. The decrease in operating expenses for the year ended December 31, 2016 was primarily due to acquisition-related transaction and integration costs associated with the acquisition of Omnicare that occurred in August 2015, and the acquisition of the pharmacies and clinics of Target that occurred in December 2015. Acquisition-related integration costs for the year ended December 31, 2016 were $10 million. The increase in operating expenses in the year ended December 31, 2015 was primarily due to acquisition-related transaction and integration costs of $156 million associated with the acquisitions of Omnicare and pharmacies and clinics of Target, as well as a $90 million charge related to a legacy lawsuit challenging the 1999 settlement by MedPartners of various securities class actions and a related derivative claim.

Liquidity and Capital Resources

We maintain a level of liquidity sufficient to allow us to meet our cash needs in the short-term. Over the long-term, we manage our cash and capital structure to maximize shareholder return, maintain our financial position and maintain flexibility for future strategic initiatives. We continuously assess our working capital needs, debt and leverage levels, capital expenditure requirements, dividend payouts, potential share repurchases and future investments or acquisitions. We believe our operating cash flows, commercial paper program, credit facilities, sale-leaseback program, as well as any potential future borrowings, will be sufficient to fund these future payments and long-term initiatives.

The change in cash and cash equivalents is as follows:

	Year Ended December 31,
In millions	2016	2015	2014
Net cash provided by operating activities	$10,069	$8,412	$8,137
Net cash used in investing activities	(2,470)	(13,420)	(4,045)
Net cash provided by (used in) financing activities	(6,689)	5,006	(5,694)
Effect of exchange rate changes on cash and cash equivalents	2	(20)	(6)
Net increase (decrease) in cash and cash equivalents	$912	$(22)	$(1,608)

Net cash provided by operating activities increased by $1.7 billion in 2016 and $275 million in 2015. The increase in 2016 was primarily due to the timing of payments for our Medicare Part D operations. The increase in 2015 was primarily due to increased net income partially offset by various changes in working capital.

Net cash used in investing activities decreased by $11.0 billion in 2016 and increased by $9.4 billion in 2015. The decrease in 2016 and increase in 2015 were primarily due to the $9.6 billion paid for the acquisition of Omnicare and the $1.9 billion paid for the acquisition of the pharmacies and clinics of Target in 2015, compared to the $2.1 billion paid for the Coram acquisition in 2014.

In 2016, gross capital expenditures totaled approximately $2.2 billion, a decrease of approximately $143 million compared to the prior year. During 2016, approximately 31% of our total capital expenditures were for new store construction, 20% were for store, fulfillment and support facilities expansion and improvements and 49% were for technology and other corporate initiatives. Gross capital expenditures totaled approximately $2.4 billion and $2.1 billion during 2015 and 2014, respectively. During 2015, approximately 36% of our total capital expenditures were for new store construction, 21% were for store, fulfillment and support facilities expansion and improvements and 43% were for technology and other corporate initiatives.

Proceeds from sale-leaseback transactions totaled $230 million in 2016. This compares to $411 million in 2015 and $515 million in 2014. Under the sale-leaseback transactions, the properties are generally sold at net book value, which generally approximates fair value, and the resulting leases generally qualify and are accounted for as operating leases. The specific timing and amount of future sale-leaseback transactions will vary depending on future market conditions and other factors.

Below is a summary of our store development activity for the respective years:

	2016(2)	2015(2)	2014(2)
Total stores (beginning of year)	9,665	7,866	7,702
New and acquired stores(1)	132	1,833	187
Closed stores(1)	(47)	(34)	(23)
Total stores (end of year)	9,750	9,665	7,866
Relocated stores	50	58	60

(1)         Relocated stores are not included in new or closed store totals.
(2)         Includes retail drugstores, certain onsite pharmacy stores, specialty pharmacy stores and pharmacies within Target stores.

Net cash used in financing activities was $6.7 billion in 2016 versus net cash provided by financing activities of $5.0 billion in 2015. The difference of $11.7 billion is primarily due to lower long-term borrowings and higher net repayments of short and long-term debt in 2016. Net cash provided by financing activities was $5.0 billion in 2015 versus net cash used in financing activities of $5.7 billion in 2014. The difference of $10.7 billion was primarily due to higher net borrowings in 2015, including the $14.8 billion in net proceeds received from the July 2015 debt issuance, partially offset by an increase in share repurchases in 2015 of $1.0 billion.

Share repurchase programs — The following share repurchase programs were authorized by the Company’s Board of Directors:

In billions
Authorization Date	Authorized	Remaining
November 2, 2016 (“2016 Repurchase Program”)	$15.0	$15.0
December 15, 2014 (“2014 Repurchase Program”)	$10.0	$3.2
December 17, 2013 (“2013 Repurchase Program”)	$6.0	$—

The share Repurchase Programs, each of which was effective immediately, permit the Company to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase (“ASR”) transactions, and/or other derivative transactions. The 2016 and 2014 Repurchase Programs may be modified or terminated by the Board of Directors at any time.

Pursuant to the authorization under the 2014 Repurchase Program, effective August 29, 2016, the Company entered into two fixed dollar ASRs with Barclays Bank PLC (“Barclays”) for a total of $3.6 billion. Upon payment of the $3.6 billion purchase price on January 6, 2017, the Company received a number of shares of its common stock equal to 80% of the $3.6 billion notional amount of the ASRs or approximately 36.1 million shares at a price of $80.34 per share, which were placed into treasury stock in January 2017. At the conclusion of the ASRs, the Company may receive additional shares equal to the remaining 20% of the $3.6 billion notional amount. The ultimate number of shares the Company may receive will fluctuate based on changes in the daily volume-weighted average price of the Company's stock over a period beginning on January 6, 2017 and ending on or before July 6, 2017. If the mean daily volume-weighted average price of the Company's common stock, less a discount (the “forward price”), during the ASRs falls below $80.34 per share, the Company will receive a higher number of shares from Barclays. If the forward price rises above $80.34 per share, the Company will either receive fewer shares from Barclays or, potentially have an obligation to Barclays which, at the Company's option, could be settled in additional cash or by issuing shares. Under the terms of the ASRs, the maximum number of shares that could be received or delivered is 90.1 million.

Pursuant to the authorization under the 2014 Repurchase Program, effective December 11, 2015, the Company entered into a $725 million fixed dollar ASR with Barclays. Upon payment of the $725 million purchase price on December 14, 2015, the Company received a number of shares of its common stock equal to 80% of the $725 million notional amount of the ASR or approximately 6.2 million shares. The initial 6.2 million shares of common stock delivered to the Company by Barclays were placed into treasury stock in December 2015. The ASR was accounted for as an initial treasury stock transaction of $580 million and a forward contract of $145 million. The forward contract was classified as an equity instrument and was recorded within capital surplus on the consolidated balance sheet. On January 28, 2016, the Company received 1.4 million shares of common stock, representing the remaining 20% of the $725 million notional amount of the ASR, thereby concluding the ASR. The remaining 1.4 million shares of common stock delivered to the Company by Barclays were placed into treasury stock in January 2016 and the forward contract was reclassified from capital surplus to treasury stock.

Pursuant to the authorization under the 2013 Repurchase Programs, effective January 2, 2015, the Company entered into a $2.0 billion fixed dollar ASR agreement with J.P. Morgan Chase Bank (“JP Morgan”). Upon payment of the $2.0 billion purchase price on January 5, 2015, the Company received a number of shares of its common stock equal to 80% of the $2.0 billion notional amount of the ASR agreement or approximately 16.8 million shares, which were placed into treasury stock in January 2015. On May 1, 2015, the Company received approximately 3.1 million shares of common stock, representing the remaining 20% of the $2.0 billion notional amount of the ASR, thereby concluding the ASR. The remaining 3.1 million shares of common stock delivered to the Company by JP Morgan were placed into treasury stock in May 2015. The ASR was accounted for as an initial treasury stock transaction of $1.6 billion and a forward contract of $0.4 billion. The forward contract was classified as an equity instrument and was initially recorded within capital surplus on the consolidated balance sheet and was reclassified to treasury stock upon the settlement of the ASR in May 2015.

In the ASR transactions described above, the initial repurchase of the shares and delivery of the remainder of the shares to conclude the ASR, resulted in an immediate reduction of the outstanding shares used to calculate the weighted average common shares outstanding for basic and diluted earnings per share.

During the year ended December 31, 2016, the Company repurchased an aggregate of 47.5 million shares of common stock for approximately $4.5 billion under the 2014 Repurchase Program. As of December 31, 2016, there remained an aggregate of approximately $18.2 billion available for future repurchases under the 2016 and 2014 Repurchase Programs, $3.6 billion of which was used for the ASR effective January 6, 2017 described previously. As of December 31, 2015, the 2013 Repurchase Program was complete.

Short-term borrowings - The Company had approximately $1.9 billion of commercial paper outstanding at a weighted average interest rate of 1.22% as of December 31, 2016. In connection with its commercial paper program, the Company maintains a $1.0 billion, five-year unsecured back-up credit facility, which expires on May 23, 2018, a $1.25 billion, five-year unsecured back-up credit facility, which expires on July 24, 2019, and a $1.25 billion, five-year unsecured back-up credit facility, which expires on July 1, 2020. The credit facilities allow for borrowings at various rates that are dependent, in part, on the Company’s public debt ratings and require the Company to pay a weighted average quarterly facility fee of approximately 0.03%, regardless of usage. As of December 31, 2016, there were no borrowings outstanding under the back-up credit facilities.

On January 3, 2017, the Company entered into a $2.5 billion revolving credit facility. The credit facility allows for borrowings at various rates that are dependent, in part, on the Company’s debt ratings and require the Company to pay a weighted average quarterly facility fee of approximately 0.03%, regardless of usage. The maximum available under the credit facility decreases by $750 million on both March 31, 2017 and June 30, 2017 and by $500 million on September 30, 2017. The credit facility expires on December 31, 2017.
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

Long-term borrowings - On May 16, 2016, the Company issued $1.75 billion aggregate principal amount of 2.125% unsecured senior notes due June 1, 2021 and $1.75 billion aggregate principal amount of 2.875% unsecured senior notes due June 1, 2026 (collectively, the “2016 Notes”) for total proceeds of approximately $3.5 billion, net of discounts and underwriting fees. The 2016 Notes pay interest semi-annually and may be redeemed, in whole at any time, or in part from time to time, at the Company's option at a defined redemption price plus accrued and unpaid interest to the redemption date. The net proceeds of the 2016 Notes were used for general corporate purposes and to repay certain corporate debt.

On May 16, 2016, the Company announced tender offers for (1) any and all of its 5.75% Senior Notes due 2017, its 6.60% Senior Notes due 2019 and its 4.75% Senior Notes due 2020 (collectively, the “Any and All Notes”) and (2) up to $1.5 billion aggregate principal amount of its 6.25% Senior Notes due 2027, its 6.125% Senior Notes due 2039, its 5.75% Senior Notes due 2041, the 5.00% Senior Notes due 2024 issued by its wholly-owned subsidiary, Omnicare, Inc. (“Omnicare”), the 4.75% Senior Notes due 2022 issued by Omnicare, its 4.875% Senior Notes due 2035 and its 3.875% Senior Notes due 2025 (collectively, the “Maximum Tender Offer Notes” and together with the Any and All Notes, the “Notes”). On May 31, 2016, the Company increased the aggregate principal amount of the tender offers for the Maximum Tender Offer Notes to $2.25 billion. The Company purchased approximately $835 million aggregate principal amount of the Any and All Notes and $2.25 billion aggregate principal amount of the Maximum Tender Offer Notes pursuant to the tender offers, which expired on June 13, 2016. The Company paid a premium of $486 million in excess of the debt principal in connection with the purchase of the Notes, wrote off $50 million of unamortized deferred financing costs and incurred $6 million in fees, for a total loss on the early extinguishment of debt of $542 million which was recorded in income from continuing operations in the consolidated statement of income for the year ended December 31, 2016.

On June 27, 2016, the Company notified the holders of the remaining Any and All Notes that the Company was exercising its option to redeem the outstanding Any and All Notes pursuant to the terms of the Any and All Notes and the Indenture dated as of August 15, 2006, between the Company and The Bank of New York Mellon Trust Company, N.A. Approximately $1.1 billion aggregate principal amount of Any and All Notes was redeemed on July 27, 2016. The Company paid a premium of $97 million in excess of the debt principal and wrote off $4 million of unamortized deferred financing costs, for a total loss on early extinguishment of debt of $101 million during the year ended December 31, 2016.

The Company recorded a total loss on the early extinguishment of debt of $643 million which was recorded in the income from continuing operations in the consolidated statement of income for the year ended December 31, 2016.

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

The remaining principal of the Omnicare debt assumed was comprised of senior unsecured notes with an aggregate principal amount of $700 million ($400 million of 4.75% senior notes due 2022 and $300 million of 5% senior notes due 2024). In September 2015, the Company commenced exchange offers for the 4.75% senior notes due 2022 and the 5% senior notes due 2024 to exchange all validly tendered and accepted notes issued by Omnicare for notes to be issued by the Company. This offer expired on October 20, 2015 and the aggregate principal amounts of $388 million of the 4.75% senior notes due 2022 and $296 million of the 5% senior notes due 2024 were validly tendered and exchanged for notes issued by the Company. The Company recorded this exchange transaction as a modification of the original debt instruments. Consequently, no gain or loss on extinguishment was recognized in the Company's consolidated income statement as a result of this exchange transaction and the issuance costs of the new debt were expensed as incurred.

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

On August 7, 2014, the Company announced tender offers for any and all of the 6.25% Senior Notes due 2027, and up to a maximum amount of the 6.125% Senior Notes due 2039, the 5.75% Senior Notes due 2041 and the 5.75% Senior Notes due 2017, for up to an aggregate principal amount of $1.5 billion. On August 21, 2014, the Company increased the aggregate principal amount of the tender offers to $2.0 billion and completed the repurchase for the maximum amount on September 4, 2014. The Company paid a premium of $490 million in excess of the debt principal in connection with the tender offers, wrote off $26 million of unamortized deferred financing costs and incurred $5 million in fees, for a total loss on the early extinguishment of debt of $521 million. The loss was recorded in income from continuing operations in the consolidated statement of income for the year ended December 31, 2014.

During the year ended December 31, 2014, the Company repurchased the remaining $41 million of outstanding Enhanced Capital Advantage Preferred Securities (“ECAPS”) at par. The fees and write-off of deferred issuance costs associated with the early extinguishment of the ECAPS were immaterial.

Our credit facilities and unsecured senior notes (see Note 5 “Borrowings and Credit Agreements” to the consolidated financial statements) contain customary restrictive financial and operating covenants.

These covenants do not include a requirement for the acceleration of our debt maturities in the event of a downgrade in our credit rating. We do not believe the restrictions contained in these covenants materially affect our financial or operating flexibility. As of December 31, 2016, the Company is in compliance with all debt covenants.

As of December 31, 2016 and 2015, we had no outstanding derivative financial instruments.

Debt Ratings - As of December 31, 2016, our long-term debt was rated “Baa1” by Moody’s with a stable outlook and “BBB+” by Standard & Poor’s with a stable outlook, and our commercial paper program was rated “P-2” by Moody’s and “A-2” by Standard & Poor’s. In assessing our credit strength, we believe that both Moody’s and Standard & Poor’s considered, among other things, our capital structure and financial policies as well as our consolidated balance sheet, our historical acquisition activity and other financial information. Although we currently believe our long-term debt ratings will remain investment grade, we cannot guarantee the future actions of Moody’s and/or Standard & Poor’s. Our debt ratings have a direct impact on our future borrowing costs, access to capital markets and new store operating lease costs.

Quarterly Cash Dividend Increase - In December 2016, our Board of Directors authorized an 18% increase in our quarterly common stock cash dividend to $0.50 per share effective in 2017. This increase equates to an annual dividend rate of $2.00 per share. In December 2015, our Board of Directors authorized a 21% increase in our quarterly common stock cash dividend to $0.425 per share. This increase equated to an annual dividend rate of $1.70 per share. In December 2014, our Board of Directors authorized a 27% increase in our quarterly common stock cash dividend to $0.35 per share. This increase equated to an annual dividend rate of $1.40 per share.

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

As of December 31, 2016, we guaranteed approximately 87 such store leases (excluding the lease guarantees related to Linens ‘n Things), with the maximum remaining lease term extending through 2047. Management believes the ultimate disposition of any of the remaining lease guarantees will not have a material adverse effect on the Company’s consolidated financial condition or future cash flows. Please see “Income (loss) from discontinued operations” previously in this document for further information regarding our guarantee of certain Linens ‘n Things’ store lease obligations.

Below is a summary of our significant contractual obligations as of December 31, 2016:

	Payments Due by Period
In millions	Total	2017	2018 to 2019	2020 to 2021	Thereafter
Operating leases	$27,346	$2,458	$4,570	$3,950	$16,368
Lease obligations from discontinued operations	19	7	7	5	—
Capital lease obligations	1,314	74	143	141	956
Contractual lease obligations with Target(1)	1,737	—	—	—	1,737
Long-term debt	25,204	21	4,350	5,050	15,783
Interest payments on long-term debt(2)	11,385	916	1,724	1,480	7,265
Other long-term liabilities reflected in our consolidated balance sheet	806	76	377	112	241
	$67,811	$3,552	$11,171	$10,738	$42,350

(1)
The Company leases pharmacy and clinic space from Target. See Note 6 “Leases” to the consolidated financial statements for additional information regarding the lease arrangements with Target. Amounts related to the operating and capital leases with Target are reflected within the operating leases and capital lease obligations above. Amounts due in excess of the remaining estimated economic lives of the buildings are reflected herein assuming equivalent stores continue to operate through the term of the arrangements.

(2)	Interest payments on long-term debt are calculated on outstanding balances and interest rates in effect on December 31, 2016.

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

Our significant accounting policies are discussed in Note 1“Significant Accounting Policies” to our consolidated financial statements. We believe the following accounting policies include a higher degree of judgment and/or complexity and, thus, are considered to be critical accounting policies. We have discussed the development and selection of our critical accounting policies with the Audit Committee of our Board of Directors and the Audit Committee has reviewed our disclosures relating to them.

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

We participate in the federal government’s Medicare Part D program as a PDP through our SilverScript subsidiary. Our net revenues include insurance premiums earned by the PDP, which are determined based on the PDP’s annual bid and related contractual arrangements with CMS. The insurance premiums include a beneficiary premium, which is the responsibility of the PDP member, but which is subsidized by CMS in the case of low-income members, and a direct premium paid by CMS. Premiums collected in advance are initially deferred as accrued expenses and are then recognized ratably as revenue over the period in which members are entitled to receive benefits.

In addition to these premiums, our net revenues include co-payments, coverage gap benefits, deductibles and co-insurance (collectively, the “Member Co-Payments”) related to PDP members’ actual prescription claims. In certain cases, CMS subsidizes a portion of these Member Co-Payments and we are paid an estimated prospective Member Co-Payment subsidy, each month. The prospective Member Co-Payment subsidy amounts received from CMS are also included in our net revenues. We assume no risk for these amounts, which represented 5.9%, 6.3% and 6.4% of consolidated net revenues in 2016, 2015 and 2014, respectively. If the prospective Member Co-Payment subsidies received differ from the amounts based on actual prescription claims, the difference is recorded in either accounts receivable or accrued expenses. We account for fully insured CMS obligations and Member Co-Payments (including the amounts subsidized by CMS) using the gross method consistent with our revenue recognition policies for Mail Co-Payments and Retail Co-Payments. We have recorded estimates of various assets and liabilities arising from our participation in the Medicare Part D program based on information in our claims management and enrollment systems. Significant estimates arising from our participation in the Medicare Part D program include: (i) estimates of low-income cost subsidy, reinsurance amounts and coverage gap discount amounts ultimately payable to or receivable from CMS based on a detailed claims reconciliation, (ii) an estimate of amounts payable to CMS under a risk-sharing feature of the Medicare Part D program design, referred to as the risk corridor and (iii) estimates for claims that have been reported and are in the process of being paid or contested and for our estimate of claims that have been incurred but have not yet been reported. Actual amounts of Medicare Part D-related assets and liabilities could differ significantly from amounts recorded. Historically, the effect of these adjustments has not been material to our results of operations or financial position.

Retail/LTC Segment

Retail Pharmacy - We recognize revenue from the sale of front store merchandise at the time the merchandise is purchased by the retail customer and recognize revenue from the sale of prescription drugs when the prescription is picked up by the customer. Customer returns are not material. Sales taxes are not included in revenue.

Long-term Care - We recognize revenue when products are delivered or services are rendered or provided to our customers, prices are fixed and determinable, and collection is reasonably assured. A significant portion of our revenues from sales of pharmaceutical and medical products are reimbursed by the federal Medicare Part D program and, to a lesser extent, state Medicaid programs. Payments for services rendered to patients covered by these programs are generally less than billed charges. We monitor our revenues and receivables from these reimbursement sources, as well as other third party insurance payors, and record an estimated contractual allowance for sales and receivable balances at the revenue recognition date, to properly account for anticipated differences between billed and reimbursed amounts. Accordingly, the total net revenues and receivables reported in our consolidated financial statements are recorded at the amount expected to be ultimately received from these payors. Since billing functions for a portion of our revenue systems are largely computerized, enabling on-line adjudication at the time of sale to record net revenues, our exposure in connection with estimating contractual allowance adjustments is limited primarily to unbilled and initially rejected Medicare, Medicaid and third party claims (typically approved for reimbursement once additional information is provided to the payor). For the remaining portion of our revenue systems, the contractual allowance is estimated for all billed, unbilled and initially rejected Medicare, Medicaid and third party claims. We evaluate several criteria in developing the estimated contractual allowances on a monthly basis, including historical trends based on actual claims paid, current contract and reimbursement terms, and changes in customer base and payor/product mix. Contractual allowance estimates are adjusted to actual amounts as cash is received and claims are settled, and the aggregate impact of these resulting adjustments was not significant to our results of operations. Further, we do not expect the impact of changes in estimates related to unsettled contractual allowance amounts from Medicare, Medicaid and third party payors as of December 31, 2016 to be significant to our future consolidated results of operations, financial position and cash flows.

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

Loyalty Program - our customer loyalty program, ExtraCare®, is comprised of two components, ExtraSavingsTM and ExtraBucks® Rewards. ExtraSavings coupons redeemed by customers are recorded as a reduction of revenue when redeemed. ExtraBucks Rewards are accrued as a charge to cost of revenues when earned, net of estimated breakage. We determine breakage based on our historical redemption patterns.

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

Our allowance for doubtful accounts as of December 31, 2016 was $286 million, compared with $161 million as of December 31, 2015. Our allowance for doubtful accounts represented 2.3% and 1.3% of gross receivables (net of contractual allowance adjustments) as of December 31, 2016 and 2015, respectively. Unforeseen future developments could lead to changes in our provision for doubtful accounts levels and future allowance for doubtful accounts percentages. For example, a one percentage point increase in the allowance for doubtful accounts as a percentage of gross receivables as of December 31, 2016 would result in an increase to the provision of doubtful accounts of approximately $126 million.

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

Vendor Allowances and Purchase Discounts

Pharmacy Services Segment

Our Pharmacy Services Segment receives purchase discounts on products purchased. Contractual arrangements with vendors, including manufacturers, wholesalers and retail pharmacies, normally provide for the Pharmacy Services Segment to receive purchase discounts from established list prices in one, or a combination, of the following forms: (i) a direct discount at the time of purchase, (ii) a discount for the prompt payment of invoices or (iii) when products are purchased indirectly from a manufacturer (e.g., through a wholesaler or retail pharmacy), a discount (or rebate) paid subsequent to dispensing. These rebates are recognized when prescriptions are dispensed and are generally calculated and billed to manufacturers within 30 days of the end of each completed quarter. Historically, the effect of adjustments resulting from the reconciliation of rebates recognized to the amounts billed and collected has not been material to the results of operations. We account for the effect of any such differences as a change in accounting estimate in the period the reconciliation is completed. The Pharmacy Services Segment also receives additional discounts under its wholesaler contracts if it exceeds contractually defined purchase volumes. In addition, the Pharmacy Services Segment receives fees from pharmaceutical manufacturers for administrative services. Purchase discounts and administrative service fees are recorded as a reduction of “Cost of revenues”.

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

Inventory

Inventories are valued at the lower of cost or market using the weighted average cost method.

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

Our total reserve for estimated inventory losses covered by this critical accounting policy was $283 million as of December 31, 2016. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for estimated inventory losses, it is possible that actual results could differ. In order to help you assess the aggregate risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated inventory losses, which we believe is a reasonably likely change, would increase or decrease our total reserve for estimated inventory losses by about $28 million as of December 31, 2016.

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

The carrying value of goodwill and other intangible assets covered by this critical accounting policy was $38.2 billion and $13.5 billion as of December 31, 2016, respectively. We did not record any impairment losses related to goodwill or other intangible assets during 2016, 2015 or 2014. During the third quarter of 2016, we performed our required annual impairment tests of goodwill and indefinitely-lived trademarks. The goodwill impairment tests resulted in the fair values of our Pharmacy Services and Retail Pharmacy reporting units exceeding their carrying values by significant margins. The fair values of our LTC and RxCrossroads reporting units exceeded their carrying values by 7% and 12%, respectively. The balance of goodwill for our LTC and RxCrossroads reporting units at December 31, 2016 was approximately $6.4 billion and $0.6 billion, respectively.

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

Our total closed store lease liability covered by this critical accounting policy was $183 million as of December 31, 2016. This amount is net of $98 million of estimated sublease income that is subject to the uncertainties discussed above. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for sublease income, it is possible that actual results could differ.

In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated sublease income, which we believe is a reasonably likely change, would increase or decrease our total closed store lease liability by about $10 million as of December 31, 2016.

We have not made any material changes in the reserve methodology used to record closed store lease reserves during the past three years.

During the year ending December 31, 2017, we intend to close approximately 70 retail stores and expect to take a charge of approximately $225 million associated with the remaining lease obligations of such stores.
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

Our total self-insurance liability covered by this critical accounting policy was $670 million as of December 31, 2016. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for our self-insurance liability, it is possible that actual results could differ. In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimate for our self-insurance liability, which we believe is a reasonably likely change, would increase or decrease our self-insurance liability by about $67 million as of December 31, 2016.

We have not made any material changes in the accounting methodology used to establish our self-insurance liability during the past three years.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are established for any temporary differences between financial and tax reporting bases and are adjusted as needed to reflect changes in the enacted tax rates expected to be in effect when the temporary differences reverse. The deferred tax assets are reduced, if necessary, by a valuation allowance to the extent future realization of those losses, deductions or other tax benefits is sufficiently uncertain.

Significant judgment is required in determining the provision for income taxes and the related taxes payable and deferred tax assets and liabilities since, in the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, our tax returns are subject to audit by various domestic and foreign tax authorities that could result in material adjustments based on differing interpretations of the tax laws. Although we believe that our estimates are reasonable and are based on the best available information at the time we prepare the provision, actual results could differ from these estimates resulting in a final tax outcome that may be materially different from that which is reflected in our consolidated financial statements.

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

New Accounting Pronouncements

See Note 1 “Significant Accounting Policies” to the consolidated financial statements for a description of New Accounting Pronouncements applicable to the Company.

Cautionary Statement Concerning Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the federal securities laws. In addition, the Company and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”) and in its reports to stockholders, press releases, webcasts, conference calls, meetings and other communications. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “project,” “anticipate,” “will,” “should” and similar expressions identify statements that constitute forward-looking statements. All statements addressing operating performance of CVS Health Corporation or any subsidiary, events or developments that the Company expects or anticipates will occur in the future, including statements relating to corporate strategy; revenue growth; earnings or earnings per common share growth; adjusted earnings or adjusted earnings per common share growth; free cash flow; debt ratings; inventory levels; inventory turn and loss rates; store development; relocations and new market entries; retail pharmacy business, sales trends and operations; PBM business, sales trends and operations; specialty pharmacy business, sales trends and operations; LTC pharmacy business, sales trends and operations; the Company’s ability to attract or retain customers and clients; Medicare Part D competitive bidding, enrollment and operations; new product development; and the impact of industry and regulatory developments, as well as statements expressing optimism or pessimism about future operating results or events, are forward-looking statements within the meaning of the federal securities laws.

The forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons as described in our SEC filings, including those set forth in the Risk Factors section within the 2016 Annual Report on Form 10-K, and including, but not limited to:

•
Risks relating to the health of the economy in general and in the markets we serve, which could impact consumer purchasing power, preferences and/or spending patterns, drug utilization trends, the financial health of our PBM and LTC clients, retail and specialty pharmacy payors or other payors doing business with the Company and our ability to secure necessary financing, suitable store locations and sale-leaseback transactions on acceptable terms.

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

•
Risks of declining gross margins attributable to increased competitive pressures, increased client demand for lower prices, enhanced service offerings and/or higher service levels and market dynamics and, with respect to the PBM industry, regulatory changes that impact our ability to offer plan sponsors pricing that includes the use of retail “differential” or “spread” or the use of maximum allowable cost pricing.

•
Regulatory changes, business changes and compliance requirements and restrictions that may be imposed by Centers for Medicare and Medicaid Services (“CMS”), Office of Inspector General or other government agencies relating to the Company’s participation in Medicare, Medicaid and other federal and state government-funded programs, including sanctions and remedial actions that may be imposed by CMS on our Medicare Part D business.

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

•	Efforts to increase reimbursement rates in PBM pharmacy networks and to inhibit the ability of PBMs to audit network pharmacies for fraud, waste and abuse.

•	Risks related to increasing oversight of PBM activities by state departments of insurance.

•
A highly competitive business environment, including the uncertain impact of increased consolidation in the PBM industry, the possibility of combinations, joint ventures or other collaboration between PBMs and retailers, uncertainty concerning the ability of our retail pharmacy business to secure and maintain contractual relationships with PBMs and other payors on acceptable terms, uncertainty concerning the ability of our PBM business to secure and maintain competitive access, pricing and other contract terms from retail network pharmacies in an environment where some PBM clients are willing to consider adopting narrow or more restricted retail pharmacy networks, and the possibility of our retail stores or specialty pharmacies being excluded from narrow or restricted networks.

•
The Company’s ability to timely identify or effectively respond to changing consumer preferences and spending patterns, an inability to expand the products being purchased by our customers, or the failure or inability to obtain or offer particular categories of products.

•	Risks relating to our ability to secure timely and sufficient access to the products we sell from our domestic and/or international suppliers, including limited distribution drugs.

•
Reform of the U.S. health care system, including ongoing implementation of ACA and the possible repeal and replacement of all or parts of ACA, continuing legislative efforts, regulatory changes and judicial interpretations impacting our health care system and the possibility of shifting political and legislative priorities related to reform of the health care system in the future.

•
Risks related to changes in legislation, regulation and government policy (including through the use of Executive Orders) that could significantly impact our business and the health care and retail industries, including the possibility of major developments in tax policy or trade relations, such as the disallowance of tax deductions for imported merchandise or the imposition of unilateral tariffs on imported products.

•
Risks relating to any failure to properly maintain our information technology systems, our information security systems and our infrastructure to support our business and to protect the privacy and security of sensitive customer and business information.

•
Risks related to compliance with a broad and complex regulatory framework, including compliance with new and existing federal, state and local laws and regulations relating to health care, network pharmacy reimbursement and auditing, accounting standards, corporate securities, tax, environmental and other laws and regulations affecting our business.

•
Risks related to litigation, government investigations and other legal proceedings as they relate to our business, the pharmacy services, retail pharmacy, LTC pharmacy or retail clinic industries, or to the health care industry generally.

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

•	The accessibility or availability of adequate financing on a timely basis and on reasonable terms.

•	Risks related to the outcome of any legal proceedings related to, or involving any entity that is a part of, any proposed acquisition contemplated by us.

•	Other risks and uncertainties detailed from time to time in our filings with the SEC.

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

Management’s Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our Company’s internal control over financial reporting includes those policies and procedures that pertain to the Company’s ability to record, process, summarize and report a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that the unauthorized acquisition, use or disposition of assets are prevented or timely detected and that transactions are authorized, recorded and reported properly to permit the preparation of financial statements in accordance with generally accepted accounting principles (GAAP) and receipts and expenditures are duly authorized. In order to ensure the Company’s internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 31, 2016.

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

Based on our assessment, we conclude our Company’s internal control over financial reporting is effective and provides reasonable assurance that assets are safeguarded and that the financial records are reliable for preparing financial statements as of December 31, 2016.

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

February 9, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of CVS Health Corporation

We have audited CVS Health Corporation’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). CVS Health Corporation’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

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

In our opinion, CVS Health Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of CVS Health Corporation as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016 of CVS Health Corporation and our report dated February 9, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 9, 2017

Consolidated Statements of Income

	Year Ended December 31,
In millions, except per share amounts	2016	2015	2014
Net revenues	$177,526	$153,290	$139,367
Cost of revenues	148,669	126,762	114,000
Gross profit	28,857	26,528	25,367
Operating expenses	18,519	17,074	16,568
Operating profit	10,338	9,454	8,799
Interest expense, net	1,058	838	600
Loss on early extinguishment of debt	643	—	521
Income before income tax provision	8,637	8,616	7,678
Income tax provision	3,317	3,386	3,033
Income from continuing operations	5,320	5,230	4,645
Income (loss) from discontinued operations, net of tax	(1)	9	(1)
Net income	5,319	5,239	4,644
Net income attributable to noncontrolling interest	(2)	(2)	—
Net income attributable to CVS Health	$5,317	$5,237	$4,644
Basic earnings per share:
Income from continuing operations attributable to CVS Health	$4.93	$4.65	$3.98
Income (loss) from discontinued operations attributable to CVS Health	$—	$0.01	$—
Net income attributable to CVS Health	$4.93	$4.66	$3.98
Weighted average shares outstanding	1,073	1,118	1,161
Diluted earnings per share:
Income from continuing operations attributable to CVS Health	$4.91	$4.62	$3.96
Income (loss) from discontinued operations attributable to CVS Health	$—	$0.01	$—
Net income attributable to CVS Health	$4.90	$4.63	$3.96
Weighted average shares outstanding	1,079	1,126	1,169
Dividends declared per share	$1.70	$1.40	$1.10

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
In millions	2016	2015	2014
Net income	$5,319	$5,239	$4,644
Other comprehensive income (loss):
Foreign currency translation adjustments, net of tax	38	(100)	(35)
Net cash flow hedges, net of tax	2	2	4
Pension and other postretirement benefits, net of tax	13	(43)	(37)
Total other comprehensive income (loss)	53	(141)	(68)
Comprehensive income	5,372	5,098	4,576
Comprehensive income attributable to noncontrolling interest	(2)	(2)	—
Comprehensive income attributable to CVS Health	$5,370	$5,096	$4,576

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

	December 31,
In millions, except per share amounts	2016	2015
Assets:
Cash and cash equivalents	$3,371	$2,459
Short-term investments	87	88
Accounts receivable, net	12,164	11,888
Inventories	14,760	14,001
Other current assets	660	722
Total current assets	31,042	29,158
Property and equipment, net	10,175	9,855
Goodwill	38,249	38,106
Intangible assets, net	13,511	13,878
Other assets	1,485	1,440
Total assets	$94,462	$92,437
Liabilities:
Accounts payable	$7,946	$7,490
Claims and discounts payable	9,451	7,653
Accrued expenses	6,937	6,829
Short-term debt	1,874	—
Current portion of long-term debt	42	1,197
Total current liabilities	26,250	23,169
Long-term debt	25,615	26,267
Deferred income taxes	4,214	4,217
Other long-term liabilities	1,549	1,542
Commitments and contingencies (Note 11)	—	—
Redeemable noncontrolling interest	—	39
Shareholders’ equity:
CVS Health shareholders’ equity:
Preferred stock, par value $0.01: 0.1 shares authorized; none issued or outstanding	—	—
Common stock, par value $0.01: 3,200 shares authorized; 1,705 shares issued and 1,061 shares outstanding at December 31, 2016 and 1,699 shares issued and 1,101 shares
outstanding at December 31, 2015	17	17
Treasury stock, at cost: 643 shares at December 31, 2016 and 597 shares at December 31,
2015	(33,452)	(28,886)
Shares held in trust: 1 share at December 31, 2016 and 2015	(31)	(31)
Capital surplus	31,618	30,948
Retained earnings	38,983	35,506
Accumulated other comprehensive income (loss)	(305)	(358)
Total CVS Health shareholders’ equity	36,830	37,196
Noncontrolling interest	4	7
Total shareholders’ equity	36,834	37,203
Total liabilities and shareholders’ equity	$94,462	$92,437

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,
In millions	2016	2015	2014
Cash flows from operating activities:
Cash receipts from customers	$172,310	$148,954	$132,406
Cash paid for inventory and prescriptions dispensed by retail network pharmacies	(142,511)	(122,498)	(105,362)
Cash paid to other suppliers and employees	(15,550)	(14,162)	(15,344)
Interest received	20	21	15
Interest paid	(1,140)	(629)	(647)
Income taxes paid	(3,060)	(3,274)	(2,931)
Net cash provided by operating activities	10,069	8,412	8,137
Cash flows from investing activities:
Purchases of property and equipment	(2,224)	(2,367)	(2,136)
Proceeds from sale-leaseback transactions	230	411	515
Proceeds from sale of property and equipment and other assets	37	35	11
Acquisitions (net of cash acquired) and other investments	(539)	(11,475)	(2,439)
Purchase of available-for-sale investments	(65)	(267)	(157)
Maturity of available-for-sale investments	91	243	161
Net cash used in investing activities	(2,470)	(13,420)	(4,045)
Cash flows from financing activities:
Increase (decrease) in short-term debt	1,874	(685)	685
Proceeds from issuance of long-term debt	3,455	14,805	1,483
Repayments of long-term debt	(5,943)	(2,902)	(3,100)
Purchase of noncontrolling interest in subsidiary	(39)	—	—
Payment of contingent consideration	(26)	(58)	—
Dividends paid	(1,840)	(1,576)	(1,288)
Proceeds from exercise of stock options	224	299	421
Excess tax benefits from stock-based compensation	72	127	106
Repurchase of common stock	(4,461)	(5,001)	(4,001)
Other	(5)	(3)	—
Net cash (used in) provided by financing activities	(6,689)	5,006	(5,694)
Effect of exchange rate changes on cash and cash equivalents	2	(20)	(6)
Net increase (decrease) in cash and cash equivalents	912	(22)	(1,608)
Cash and cash equivalents at the beginning of the year	2,459	2,481	4,089
Cash and cash equivalents at the end of the year	$3,371	$2,459	$2,481
Reconciliation of net income to net cash provided by operating activities:
Net income	$5,319	$5,239	$4,644
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,475	2,092	1,931
Stock-based compensation	222	230	165
Loss on early extinguishment of debt	643	—	521
Deferred income taxes and other noncash items	153	(266)	(58)
Change in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable, net	(243)	(1,594)	(737)
Inventories	(742)	(1,141)	(770)
Other current assets	35	355	(383)
Other assets	(43)	2	9
Accounts payable and claims and discounts payable	2,189	2,834	1,742
Accrued expenses	59	765	1,060
Other long-term liabilities	2	(104)	13
Net cash provided by operating activities	$10,069	$8,412	$8,137

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Shares			Dollars
	Year Ended December 31,			Year Ended December 31,
In millions	2016	2015	2014	2016	2015	2014
Common stock:
Beginning of year	1,699	1,691	1,680	$17	$17	$17
Stock options exercised and issuance of stock awards	6	8	11	—	—	—
End of year	1,705	1,699	1,691	$17	$17	$17
Treasury stock:
Beginning of year	(597)	(550)	(500)	$(28,886)	$(24,078)	$(20,169)
Purchase of treasury shares	(47)	(48)	(51)	(4,606)	(4,856)	(4,001)
Employee stock purchase plan issuances	1	1	1	40	48	92
End of year	(643)	(597)	(550)	$(33,452)	$(28,886)	$(24,078)
Shares held in trust:
Balance at beginning and end of year	(1)	(1)	(1)	$(31)	$(31)	$(31)
Capital surplus:
Beginning of year				$30,948	$30,418	$29,777
Stock option activity, stock awards and other				449	533	535
Excess tax benefit on stock options and stock awards				76	142	106
2015 accelerated share repurchase not settled until 2016				145	(145)	—
End of year				$31,618	$30,948	$30,418
Retained earnings:
Beginning of year				$35,506	$31,849	$28,493
Changes in inventory accounting principles				—	(4)	—
Net income attributable to CVS Health				5,317	5,237	4,644
Common stock dividends				(1,840)	(1,576)	(1,288)
End of year				$38,983	$35,506	$31,849
Accumulated other comprehensive loss:
Beginning of year				$(358)	$(217)	$(149)
Foreign currency translation adjustments, net of tax				38	(100)	(35)
Net cash flow hedges, net of tax				2	2	4
Pension and other postretirement benefits, net of tax				13	(43)	(37)
End of year				$(305)	$(358)	$(217)
Total CVS Health shareholders’ equity				$36,830	$37,196	$37,958
Noncontrolling interest:
Beginning of year				$7	$5	$—
Business combinations				—	1	5
Capital contributions				1	2	—
Net income attributable to noncontrolling interest(1)				1	1	—
Distributions				(5)	(2)	—
End of year				$4	$7	$5
Total shareholders’ equity				$36,834	$37,203	$37,963

(1) Excludes $1 million attributable to redeemable noncontrolling interest in 2016 and 2015 (See Note 1 "Significant Accounting Policies").

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

Pharmacy Services Segment (the “PSS”) - The PSS provides a full range of pharmacy benefit management services including plan design offerings and administration, formulary management, Medicare Part D services, mail order, specialty pharmacy and infusion services, retail pharmacy network management services, prescription management systems, clinical services, disease management services and medical spend management. The Company’s clients are primarily employers, insurance companies, unions, government employee groups, health plans, Medicare Part D, Managed Medicaid plans, plans offered on the public and private exchanges, and other sponsors of health benefit plans and individuals throughout the United States.

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

The PSS’ specialty pharmacies support individuals that require complex and expensive drug therapies. The specialty pharmacy business includes mail order and retail specialty pharmacies that operate under the CVS Caremark®, CarePlus CVS PharmacyTM, Navarro® Health Services and Advanced Care Scripts (“ACS Pharmacy”) names. In January 2014, the Company enhanced its offerings of specialty infusion services and began offering enteral nutrition services through Coram LLC and its subsidiaries (collectively, “Coram”). In August 2015, the Company further expanded its specialty offerings with the acquisition of ACS Pharmacy which was part of the Omnicare, Inc. (“Omnicare”) acquisition. See Note 2 “Acquisitions.”

The PSS also provides health management programs, which include integrated disease management for 18 conditions, through the Company’s Accordant® rare disease management offering.

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

The PSS operates under the CVS Caremark® Pharmacy Services, Caremark®, CVS CaremarkTM, CarePlus CVS PharmacyTM, Accordant®, SilverScript®, Coram®, CVS SpecialtyTM, NovoLogix®, Navarro® Health Services and ACS Pharmacy names. As of December 31, 2016, the PSS operated 23 retail specialty pharmacy stores, 13 specialty mail order pharmacies and four mail order dispensing pharmacies, and 84 branches for infusion and enteral services, including 73 ambulatory infusion suites and three centers of excellence, located in 41 states, Puerto Rico and the District of Columbia.

Retail/LTC Segment (the “RLS”) - The RLS sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, personal care products, convenience foods, photo finishing services, seasonal merchandise, and greeting cards, through the Company’s CVS Pharmacy®, CVS®, CVS Pharmacy y más®, Longs Drugs®, Navarro Discount Pharmacy® and Drogaria OnofreTM retail stores and online through CVS.com®, Navarro.com and Onofre.com.br.

The RLS also provides health care services through its MinuteClinic® health care clinics. MinuteClinics are staffed by nurse practitioners and physician assistants who utilize nationally recognized protocols to diagnose and treat minor health conditions, perform health screenings, monitor chronic conditions and deliver vaccinations.

With the acquisition of Omnicare, the RLS now provides long-term care (“LTC”) operations, which is comprised of providing the distribution of pharmaceuticals, related pharmacy consulting and other ancillary services to chronic care facilities and other care settings, as well as commercialization services which are provided under the name RxCrossroads®. With the December

Notes to Consolidated Financial Statements (continued)

2015 acquisition of the pharmacies and clinics of Target Corporation (“Target”), the Company added 1,672 pharmacies and approximately 79 clinics.

As of December 31, 2016, the retail pharmacy business included 9,709 retail stores (of which 7,980 were our stores that operated a pharmacy and 1,674 were our pharmacies located within a Target store) located in 49 states, the District of Columbia, Puerto Rico and Brazil operating primarily under the CVS Pharmacy, CVS, CVS Pharmacy y más®, Longs Drugs, Navarro Discount Pharmacy and Drogaria Onofre names, the online retail websites, CVS.com, Navarro.com and Onofre.com.br, and 1,139 retail health care clinics operating under the MinuteClinic name (of which 1,053 were located in our retail pharmacy stores, 79 were located in Target stores and seven were located in corporate campuses or other locations). LTC operations is comprised of 152 spoke pharmacies that primarily handle new prescription orders and 32 hub pharmacies that use proprietary automation to support spoke pharmacies with refill prescriptions. LTC operates primarily under the Omnicare® and NeighborCare® names.

Corporate Segment - The Corporate Segment provides management and administrative services to support the Company. The Corporate Segment consists of certain aspects of the Company’s executive management, corporate relations, legal, compliance, human resources, information technology and finance departments.

Principles of consolidation - The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. All material intercompany balances and transactions have been eliminated.

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

Short-term investments - The Company’s short-term investments consist of certificates of deposit with initial maturities of greater than three months when purchased that mature in less than one year from the balance sheet date. These investments, which were classified as available-for-sale within Level 1 of the fair value hierarchy, were carried at fair value, which approximated their historical cost at December 31, 2016 and 2015.

Notes to Consolidated Financial Statements (continued)

Fair value of financial instruments - As of December 31, 2016, the Company’s financial instruments include cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable, contingent consideration liability and short-term debt. Due to the nature of these instruments, the Company’s carrying value approximates fair value. The carrying amount and estimated fair value of total long-term debt was $25.7 billion and $26.5 billion, respectively, as of December 31, 2016. The fair value of the Company’s long-term debt was estimated based on quoted rates currently offered in active markets for the Company’s debt, which is considered Level 1 of the fair value hierarchy. There were no outstanding derivative financial instruments as of December 31, 2016 and 2015.

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

The activity in the allowance for doubtful accounts receivable for the years ended December 31 is as follows:

In millions	2016	2015	2014
Beginning balance	$161	$256	$256
Additions charged to bad debt expense	221	216	185
Write-offs charged to allowance	(96)	(311)	(185)
Ending balance	$286	$161	$256

Inventories - Inventories are stated at the lower of weighted average cost or market. Physical inventory counts are taken on a regular basis in each retail store and long-term care pharmacy and a continuous cycle count process is the primary procedure used to validate the inventory balances on hand in each distribution center and mail facility to ensure that the amounts reflected in the accompanying consolidated financial statements are properly stated. During the interim period between physical inventory counts, the Company accrues for anticipated physical inventory losses on a location-by-location basis based on historical results and current trends.

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

Notes to Consolidated Financial Statements (continued)

The following are the components of property and equipment at December 31:

In millions	2016	2015
Land	$1,734	$1,635
Building and improvements	3,226	3,168
Fixtures and equipment	10,956	10,001
Leasehold improvements	4,494	4,015
Software	2,392	2,217
	22,802	21,036
Accumulated depreciation and amortization	(12,627)	(11,181)
Property and equipment, net	$10,175	$9,855

The gross amount of property and equipment under capital leases was $547 million and $528 million as of December 31, 2016 and 2015, respectively. Accumulated amortization of property and equipment under capital lease was $119 million and $97 million as of December 31, 2016 and 2015, respectively. Amortization of property and equipment under capital lease is included within depreciation expense. Depreciation expense totaled $1.7 billion in 2016, $1.5 billion in 2015 and $1.4 billion in 2014.

Goodwill and other indefinitely-lived assets - Goodwill and other indefinitely-lived assets are not amortized, but are subject to impairment reviews annually, or more frequently if necessary. See Note 3 “Goodwill and Other Intangibles” for additional information on goodwill and other indefinitely-lived assets.

Intangible assets - Purchased customer contracts and relationships are amortized on a straight-line basis over their estimated useful lives between 9 and 20 years. Purchased customer lists are amortized on a straight-line basis over their estimated useful lives of up to 10 years. Purchased leases are amortized on a straight-line basis over the remaining life of the lease. See Note 3 “Goodwill and Other Intangibles” for additional information about intangible assets.

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

Redeemable noncontrolling interest - As a result of the acquisition of Omnicare in August 2015, the Company obtained a 73% ownership interest in limited liability company (“LLC”). Due to the change in control in Omnicare, the noncontrolling member of the LLC had the contractual right to put its membership interest to the Company at fair value. Consequently, the noncontrolling interest in the LLC was recorded as a redeemable noncontrolling interest at fair value. During 2016, the noncontrolling shareholder of the LLC exercised its option to sell its ownership interest and the Company purchased the noncontrolling interest in the LLC for approximately $39 million.

Below is a summary of the changes in redeemable noncontrolling interest for the years ended December 31:

In millions	2016	2015
Beginning balance	$39	$—
Acquisition of noncontrolling interest	—	39
Net income attributable to noncontrolling interest	1	1
Distributions	(2)	(1)
Purchase of noncontrolling interest	(39)	—
Reclassification to capital surplus in connection with purchase of noncontrolling interest	1	—
Ending balance	$—	$39

Notes to Consolidated Financial Statements (continued)

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

Notes to Consolidated Financial Statements (continued)

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

Long-term Care - Revenue is recognized when products are delivered or services are rendered or provided to the customer, prices are fixed and determinable, and collection is reasonably assured. A significant portion of the revenues from sales of pharmaceutical and medical products are reimbursed by the federal Medicare Part D program and, to a lesser extent, state Medicaid programs. Payments for services rendered to patients covered by these programs are generally less than billed charges. The Company monitors its revenues and receivables from these reimbursement sources, as well as other third party insurance payors, and record an estimated contractual allowance for sales and receivable balances at the revenue recognition date, to properly account for anticipated differences between billed and reimbursed amounts. Accordingly, the total net sales and receivables reported in the Company's consolidated financial statements are recorded at the amount expected to be ultimately received from these payors. Since billing functions for a portion of the Company's revenue systems are largely computerized, enabling on-line adjudication at the time of sale to record net revenues, the Company's exposure in connection with estimating contractual allowance adjustments is limited primarily to unbilled and initially rejected Medicare, Medicaid and third party claims (typically approved for reimbursement once additional information is provided to the payor). For the remaining portion of the Company's revenue systems, the contractual allowance is estimated for all billed, unbilled and initially rejected Medicare, Medicaid and third party claims. The Company evaluates several criteria in developing the estimated contractual allowances on a monthly basis, including historical trends based on actual claims paid, current contract and reimbursement terms, and changes in customer base and payor/product mix. Contractual allowance estimates are adjusted to actual amounts as cash is received and claims are settled, and the aggregate impact of these resulting adjustments was not significant to our results of operations for any of the periods presented.

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

Loyalty Program - The Company’s customer loyalty program, ExtraCare®, is comprised of two components, ExtraSavingsTM and ExtraBucks® Rewards. ExtraSavings coupons redeemed by customers are recorded as a reduction of revenue when redeemed. ExtraBucks Rewards are accrued as a charge to cost of revenues when earned, net of estimated breakage. The Company determines breakage based on historical redemption patterns.

See Note 12 “Segment Reporting” for additional information about the revenues of the Company’s business segments.

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

Notes to Consolidated Financial Statements (continued)

Retail/LTC Segment - The RLS’ cost of revenues includes: the cost of merchandise sold during the reporting period and the related purchasing costs, warehousing and delivery costs (including depreciation and amortization) and actual and estimated inventory losses.

See Note 12 “Segment Reporting” for additional information about the cost of revenues of the Company’s business segments.

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

Facility opening and closing costs - New facility opening costs, other than capital expenditures, are charged directly to expense when incurred. When the Company closes a facility, the present value of estimated unrecoverable costs, including the remaining lease obligation less estimated sublease income and the book value of abandoned property and equipment, are charged to expense. The long-term portion of the lease obligations associated with facility closings was $181 million and $217 million in 2016 and 2015, respectively.

Advertising costs - Advertising costs are expensed when the related advertising takes place. Advertising costs, net of vendor funding (included in operating expenses), were $216 million, $221 million and $212 million in 2016, 2015 and 2014, respectively.

Interest expense, net - The following are the components of net interest expense for the years ended December 31:

In millions	2016	2015	2014
Interest expense	$1,078	$859	$615
Interest income	(20)	(21)	(15)
Interest expense, net	$1,058	$838	$600

Notes to Consolidated Financial Statements (continued)

Capitalized interest totaled $13 million, $12 million and $19 million in 2016, 2015 and 2014, respectively.

Shares held in trust - The Company maintains grantor trusts, which held approximately one million shares of its common stock at December 31, 2016 and 2015, respectively. These shares are designated for use under various employee compensation plans. Since the Company holds these shares, they are excluded from the computation of basic and diluted shares outstanding.

Accumulated other comprehensive income - Accumulated other comprehensive income (loss) consists of changes in the net actuarial gains and losses associated with pension and other postretirement benefit plans, losses on derivatives from cash flow hedges executed in previous years associated with the issuance of long-term debt, and foreign currency translation adjustments. The amount included in accumulated other comprehensive loss related to the Company’s pension and postretirement plans was $284 million pre-tax ($173 million after-tax) as of December 31, 2016 and $305 million pre-tax ($186 million after-tax) as of December 31, 2015. The net impact on cash flow hedges totaled $9 million pre-tax ($5 million after-tax) and $14 million pre-tax ($7 million after-tax) as of December 31, 2016 and 2015, respectively. Cumulative foreign currency translation adjustments at December 31, 2016 and 2015 were $127 million and $165 million, respectively.

Changes in accumulated other comprehensive income (loss) by component are shown below:

	Year Ended December 31, 20161)
In millions	Foreign Currency	Losses on Cash Flow Hedges	Pension and Other Postretirement Benefits	Total
Balance, December 31, 2015	$(165)	$(7)	$(186)	$(358)
Other comprehensive income before reclassifications	38	—	—	38
Amounts reclassified from accumulated other comprehensive income (2)	—	2	13	15
Net other comprehensive income	38	2	13	53
Balance, December 31, 2016	$(127)	$(5)	$(173)	$(305)

	Year Ended December 31, 2015(1)
	Foreign Currency	Losses on Cash Flow Hedges	Pension and Other Postretirement Benefits	Total
Balance, December 31, 2014	$(65)	$(9)	$(143)	$(217)
Other comprehensive income (loss) before reclassifications	(100)	—	(56)	(156)
Amounts reclassified from accumulated other comprehensive income (2)	—	2	13	15
Net other comprehensive income (loss)	(100)	2	(43)	(141)
Balance, December 31, 2015	$(165)	$(7)	$(186)	$(358)

(1)	All amounts are net of tax.

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

Notes to Consolidated Financial Statements (continued)

The Company has determined that it is the primary beneficiary of this variable interest entity because it has the ability to direct the activities of Red Oak. Consequently, the Company consolidates Red Oak in its consolidated financial statements within the Retail/LTC Segment.

Cardinal is required to pay the Company 39 quarterly payments beginning in October 2014. As milestones are met, the quarterly payments increase. The Company received approximately $163 million, $122 million and $26 million from Cardinal during the years ended December 31, 2016, 2015 and 2014, respectively. The payments reduce the Company’s carrying value of inventory and are recognized in cost of revenues when the related inventory is sold. Revenues associated with Red Oak expenses reimbursed by Cardinal for the years ended December 31, 2016, 2015 and 2014, as well as amounts due to or due from Cardinal at December 31, 2016 and 2015 were immaterial.

Related party transactions - The Company has an equity method investment in SureScripts, LLC (“SureScripts”), which operates a clinical health information network. The Pharmacy Services and Retail/LTC segments utilize this clinical health information network in providing services to its client plan members and retail customers. The Company expensed fees of approximately $39 million in the year ended December 31, 2016, and $50 million in the years ended December 31, 2015 and 2014, for the use of this network. The Company’s investment in and equity in earnings of SureScripts for all periods presented is immaterial.

The Company has an equity method investment in Heartland Healthcare Services (“Heartland”). Heartland operates several long-term care pharmacies in four states. Heartland paid the Company approximately $140 million and $25 million for pharmaceutical inventory purchases during the years ended December 31, 2016 and 2015, respectively. Additionally, the Company performs certain collection functions for Heartland and then passes those customer cash collections to Heartland. The Company’s investment in and equity in earnings of Heartland as of and for the years ended December 31, 2016 and 2015 is immaterial.

In 2016 and 2014, the Company made charitable contributions of $32 million and $25 million, respectively, to the CVS Foundation (the “Foundation”) to fund future giving. The Foundation is a non-profit entity managed by employees of the Company that focuses on health, education and community involvement programs. The charitable contributions were recorded as operating expenses in the Company's consolidated statements of income for the years ended December 31, 2016 and 2014.

Income taxes - The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year or years in which the differences are expected to reverse. The effect of a change in the tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes net deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and results of recent operations. To the extent that the Company does not consider it more likely than not that a deferred tax asset will be recovered, a valuation allowance is established.

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

Discontinued operations - In connection with certain business dispositions completed between 1991 and 1997, the Company retained guarantees on store lease obligations for a number of former subsidiaries, including Bob's Stores and Linens ‘n Things which filed for bankruptcy in 2016 and 2008, respectively. The Company's loss from discontinued operations in 2016 and 2014 includes lease-related costs which the Company believes it will likely be required to satisfy pursuant to its lease guarantees. The Company's income from discontinued operations in 2015 of $9 million, net of tax, was related to the release of certain store lease guarantees due to a settlement with a landlord.

Notes to Consolidated Financial Statements (continued)

Below is a summary of the results of discontinued operations for the years ended December 31:

In millions	2016	2015	2014
Income (loss) from discontinued operations	$(2)	$15	$(1)
Income tax expense	1	(6)	—
Income (loss) from discontinued operations, net of tax	$(1)	$9	$(1)

Earnings per common share - Earnings per share is computed using the two-class method. Options to purchase 6.7 million, 2.7 million and 2.1 million shares of common stock were outstanding as of December 31, 2016, 2015 and 2014, respectively, but were not included in the calculation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

New accounting pronouncements - In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for companies to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In March 2016, the FASB issued ASU 2016-08, “Principal Versus Agent Considerations (Reporting Revenue Gross Versus Net),” which amends the principal-versus-agent implementation guidance and in April 2016 the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing,” which amends the guidance in those areas in the new revenue recognition standard. Both ASU's were issued in response to feedback received from the FASB-International Accounting Standards Board joint revenue recognition transition resource group. This new standard could impact the timing and amounts of revenue recognized. The new revenue standard is effective for annual reporting periods (including interim reporting periods within those periods) beginning January 1, 2018. Early adoption of the standard in 2017 is permitted; however, the Company does not intend to early adopt the new standard. Companies have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance. The Company formed a project team to assess and implement the new standard. While the Company is continuing to assess all of the potential impacts of the new standard including the potential impact from recent acquisitions, the Company does not expect the implementation of the standard will have a material effect on the Company's consolidated results of operations, cash flows or financial position. The Company intends to adopt the new standard on a modified retrospective basis.

In July 2015, the FASB issued ASU 2015-11, Inventory, which amends ASU Topic 330. This ASU simplifies current accounting treatments by requiring entities to measure most inventories at “the lower of cost and net realizable value” rather than using lower of cost or market. This guidance does not apply to inventories measured using the last-in, first-out method or the retail inventory method. This ASU is effective prospectively for annual periods beginning after December 15, 2016 and interim periods thereafter with early adoption permitted. Upon transition, entities must disclose the accounting change. The Company is evaluating the effect of adopting this new accounting guidance but does not expect the adoption will have a material impact on the Company’s results of operations, financial position or cash flows.
In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740). The new guidance simplifies the presentation of deferred income taxes by requiring that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. The updated standard is effective for the Company beginning on January 1, 2017 with early application permitted as of the beginning of any interim or annual reporting period. The Company elected to early adopt this standard as of January 1, 2016 and has, accordingly, reclassified the current deferred tax assets to noncurrent deferred tax liabilities for all periods presented. The following is a reconciliation of the effect of the reclassification on the Company's consolidated balance sheet as of December 31, 2015:

In millions	As Previously Reported	Adjustments	As Revised
Deferred tax assets - current	$1,220	$(1,220)	$—
Total current assets	30,378	(1,220)	29,158
Total assets	93,657	(1,220)	92,437
Deferred tax liabilities - noncurrent	5,437	(1,220)	4,217
Total liabilities and shareholders’ equity	93,657	(1,220)	92,437
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Lessees will be required to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The liability will be equal to the present value of lease payments. The asset will be based on the liability, subject to adjustment, such

Notes to Consolidated Financial Statements (continued)

as for initial direct costs. For income statement purposes, a dual model was retained, requiring leases to be classified as either operating or finance leases. Operating leases will result in straight-line expense (similar to current operating leases) while finance leases will result in a front-loaded expense pattern (similar to current capital leases). Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model (e.g., certain definitions, such as initial direct costs, have been updated) and the new revenue recognition standard. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Early adoption is permitted. The Company believes that the new standard will have a material impact on its consolidated balance sheet. The Company is currently evaluating the effect that implementation of this standard will have on the Company's consolidated results of operations, cash flows, financial position and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, which amends Accounting Standard Codification Topic 718, Compensation - Stock Compensation, in three areas. (1) The new guidance eliminates accounting for tax benefits and deficiencies through equity to the extent of previous windfalls, and then to the income statement. The new requirement is to record all tax benefits and deficiencies through the income statement. This amendment is required to be applied prospectively. The amendment also requires the presentation of excess tax benefits on the statements of cash flows as operating activities, a change which may be applied prospectively or retrospectively at the election of the Company. The amendment requires the presentation of employee taxes paid on the statement of cash flows when an employer withholds shares for tax withholding purposes as financing activities, a change which must be applied retrospectively. (2) The new guidance also permits companies to withhold an amount up to the employees' maximum individual tax rate in the relevant jurisdiction without resulting in liability classification of the award. (3) Finally, the new guidance provides companies with an accounting policy election for the impact of forfeitures on the recognition of expense for share-based payment awards. Forfeitures can be estimated, as required today, or recognized when they occur. If elected, the change to recognize forfeitures when they occur needs to be adopted using a modified retrospective approach, with a cumulative effect adjustment recorded to beginning retained earnings. The ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that annual reporting period. The Company is currently evaluating the effect of adopting this new accounting guidance.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 is intended to add or clarify guidance on the classification of certain cash receipts and payments in the statement of cash flows and to eliminate the diversity in practice related to such classifications. The guidance in ASU 2016-15 is required for annual reporting periods beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the effect on its consolidated statement of cash flows of adopting this new accounting guidance.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, which amends ASU Topic 230. This ASU requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer be required to present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one line item on the balance sheet, the new guidance requires a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet. Entities will also have to disclose the nature of their restricted cash and restricted cash equivalent balances. The guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those years. Early adoption is permitted. Entities are required to apply the guidance retrospectively. The Company is currently evaluating the effect of adopting this new accounting guidance.

2    Acquisitions

Omnicare Acquisition

On August 18, 2015, the Company acquired 100% of the outstanding common shares and voting interests of Omnicare, for $98 per share for a total of $9.6 billion and assumed long-term debt with a fair value of approximately $3.1 billion. Omnicare is a leading health care services company that specializes in the management of complex pharmaceutical care. Omnicare’s long-term care (“LTC”) business is the nation’s largest provider of pharmaceuticals, related pharmacy consulting and other ancillary services to chronic care facilities and other care settings. In addition, Omnicare has a specialty pharmacy business operating primarily under the name of ACS Pharmacy, and provides commercialization services under the name of RxCrossroads®. The Company includes LTC and the commercialization services business in the Retail/LTC Segment, and includes the specialty pharmacy business in its Pharmacy Services Segment. The Company acquired Omnicare to expand its operations in dispensing prescription drugs to assisted-living and long-term care facilities, and to broaden its presence in the specialty pharmacy business as the Company seeks to serve a greater percentage of the growing senior patient population in the United States.

Notes to Consolidated Financial Statements (continued)

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

(In millions)
Current assets (including cash of $298)	$1,657
Property and equipment	313
Goodwill	9,139
Intangible assets	3,962
Other noncurrent assets	63
Current liabilities	(773)
Long-term debt	(3,110)
Deferred income tax liabilities	(1,498)
Other noncurrent liabilities	(69)
Redeemable noncontrolling interest	(39)
Total consideration	$9,645

The goodwill represents future economic benefits expected to arise from the Company’s expanded presence in the pharmaceutical care market, the assembled workforce acquired, expected purchasing and revenue synergies, as well as operating efficiencies and cost savings. Goodwill of $8.7 billion was allocated to the Retail/LTC Segment and the remaining goodwill of $0.4 billion was allocated to the Pharmacy Services Segment. Approximately $0.4 billion of the goodwill is deductible for income tax purposes. Intangible assets acquired include customer relationships and trade names of $3.9 billion and $74 million, respectively, with estimated weighted average useful lives of 19.1 and 2.9 years, respectively, and 18.8 years in total.

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

The following unaudited pro forma information presents a summary of the Company’s combined results of operations for the years ended December 31, 2015 and 2014 as if the Omnicare acquisition and the related financing transactions had occurred on January 1, 2014. The following pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed date, nor is it necessarily an indication of trends in future results for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the pro forma information, basic shares outstanding and dilutive equivalents, cost savings from operating efficiencies, potential synergies, and the impact of incremental costs incurred in integrating the businesses.

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

Notes to Consolidated Financial Statements (continued)

Target Pharmacy Acquisition

On December 16, 2015, the Company acquired the pharmacy and clinic businesses of Target for approximately $1.9 billion, plus contingent consideration of up to $60 million based on future prescription growth over a three year period. The Company acquired Target’s 1,672 pharmacies which operate in 47 states and will operate them through a store-within-a-store format, branded as CVS Pharmacy. The Company also acquired 79 Target clinic locations which were rebranded as MinuteClinic. The Company acquired the Target pharmacy and clinic businesses primarily to expand the geographic reach of its retail pharmacy business.

The fair values of the assets acquired at the date of acquisition were approximately as follows:

In millions
Accounts receivable	$2
Inventories	467
Property and equipment	9
Intangible assets	490
Goodwill	900
Total cash consideration	$1,868

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

In connection with the closing of the transaction, the Company and Target entered into pharmacy and clinic operating and master lease agreements. See Note 6 “Leases” of the consolidated financial statements for disclosures of the Company’s leasing arrangements.

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

When evaluating goodwill for potential impairment, the Company first compares the fair value of its reporting units to their respective carrying amounts. The Company estimates the fair value of its reporting units using a combination of a future discounted cash flow valuation model and a comparable market transaction model. If the estimated fair value of the reporting unit is less than its carrying amount, an impairment loss calculation is prepared. The impairment loss calculation compares the implied fair value of a reporting unit’s goodwill with the carrying amount of its goodwill. If the carrying amount of the goodwill exceeds the implied fair value, an impairment loss is recognized in an amount equal to the excess. During the third quarter of 2016, the Company performed its required annual goodwill impairment tests. The Company concluded there were no goodwill impairments as of the testing date.

Notes to Consolidated Financial Statements (continued)

Below is a summary of the changes in the carrying amount of goodwill by segment for the years ended December 31, 2016 and 2015:

In millions	Pharmacy Services	Retail/LTC	Total
Balance, December 31, 2014	$21,234	$6,908	$28,142
Acquisitions	452	9,554	10,006
Foreign currency translation adjustments	—	(40)	(40)
Other (1)	(1)	(1)	(2)
Balance, December 31, 2015	21,685	16,421	38,106
Acquisitions	—	126	126
Foreign currency translation adjustments	—	17	17
Other (1)	(48)	48	—
Balance, December 31, 2016	$21,637	$16,612	$38,249

(1) “Other” represents immaterial purchase accounting adjustments for acquisitions.

Indefinitely-lived intangible assets are tested for impairment by comparing the estimated fair value of the asset to its carrying value. The Company estimates the fair value of its indefinitely-lived trademark using the relief from royalty method under the income approach. If the carrying value of the asset exceeds its estimated fair value, an impairment loss is recognized and the asset is written down to its estimated fair value. During the third quarter of 2016, the Company performed its annual impairment test of the indefinitely-lived trademark and concluded there was no impairment as of the testing date. The carrying amount of its indefinitely-lived trademark was $6.4 billion as of December 31, 2016 and 2015.

The Company amortizes intangible assets with finite lives over the estimated useful lives of the respective assets, which have a weighted average useful life of 15.5 years. The weighted average useful life of the Company’s customer contracts and relationships and covenants not to compete is 15.5 years. The weighted average life of the Company’s favorable leases and other intangible assets is 15.9 years. Amortization expense for intangible assets totaled $795 million, $611 million and $518 million in 2016, 2015 and 2014, respectively. The anticipated annual amortization expense for these intangible assets for the next five years is as follows:

In millions
2017	$780
2018	748
2019	704
2020	534
2021	473

The following table is a summary of the Company’s intangible assets as of December 31:

	2016			2015
In millions	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Trademark (indefinitely-lived)	$6,398	$—	$6,398	$6,398	$—	$6,398
Customer contracts and relationships and covenants not to compete	11,485	(4,802)	6,683	10,594	(4,092)	6,502
Favorable leases and other	1,123	(693)	430	1,595	(617)	978
	$19,006	$(5,495)	$13,511	$18,587	$(4,709)	$13,878

Notes to Consolidated Financial Statements (continued)

4    Share Repurchase Programs

The following share repurchase programs were authorized by the Company’s Board of Directors:

In billions
Authorization Date	Authorized	Remaining
November 2, 2016 (“2016 Repurchase Program”)	$15.0	$15.0
December 15, 2014 (“2014 Repurchase Program”)	$10.0	$3.2
December 17, 2013 (“2013 Repurchase Program”)	$6.0	$—
September 19, 2012 (“2012 Repurchase Program”)	$6.0	$—

The share Repurchase Programs, each of which was effective immediately, permit the Company to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase (“ASR”) transactions, and/or other derivative transactions. The 2016 and 2014 Repurchase Programs may be modified or terminated by the Board of Directors at any time.

Pursuant to the authorization under the 2014 Repurchase Program, effective August 29, 2016, the Company entered into two fixed dollar ASRs with Barclays Bank PLC (“Barclays”) for a total of $3.6 billion. Upon payment of the $3.6 billion purchase price on January 6, 2017, the Company received a number of shares of its common stock equal to 80% of the $3.6 billion notional amount of the ASRs or approximately 36.1 million shares at a price of $80.34 per share, which were placed into treasury stock in January 2017. At the conclusion of the ASRs, the Company may receive additional shares equal to the remaining 20% of the $3.6 billion notional amount. The ultimate number of shares the Company may receive will fluctuate based on changes in the daily volume-weighted average price of the Company's stock over a period beginning on January 6, 2017 and ending on or before July 6, 2017. If the mean daily volume-weighted average price of the Company's common stock, less a discount (the “forward price”), during the ASRs falls below $80.34 per share, the Company will receive a higher number of shares from Barclays. If the forward price rises above $80.34 per share, the Company will either receive fewer shares from Barclays or, potentially have an obligation to Barclays which, at the Company's option, could be settled in additional cash or by issuing shares. Under the terms of the ASRs, the maximum number of shares that could be received or delivered is 90.1 million.

Pursuant to the authorization under the 2014 Repurchase Program, effective December 11, 2015, the Company entered into a $725 million fixed dollar ASR with Barclays. Upon payment of the $725 million purchase price on December 14, 2015, the Company received a number of shares of its common stock equal to 80% of the $725 million notional amount of the ASR or approximately 6.2 million shares. The initial 6.2 million shares of common stock delivered to the Company by Barclays were placed into treasury stock in December 2015. The ASR was accounted for as an initial treasury stock transaction of $580 million and a forward contract of $145 million. The forward contract was classified as an equity instrument and was recorded within capital surplus on the consolidated balance sheet. On January 28, 2016, the Company received 1.4 million shares of common stock, representing the remaining 20% of the $725 million notional amount of the ASR, thereby concluding the ASR. The remaining 1.4 million shares of common stock delivered to the Company by Barclays were placed into treasury stock in January 2016 and the forward contract was reclassified from capital surplus to treasury stock.

Pursuant to the authorization under the 2013 Repurchase Programs, effective January 2, 2015, the Company entered into a $2.0 billion fixed dollar ASR agreement with J.P. Morgan Chase Bank (“JP Morgan”). Upon payment of the $2.0 billion purchase price on January 5, 2015, the Company received a number of shares of its common stock equal to 80% of the $2.0 billion notional amount of the ASR agreement or approximately 16.8 million shares, which were placed into treasury stock in January 2015. On May 1, 2015, the Company received approximately 3.1 million shares of common stock, representing the remaining 20% of the $2.0 billion notional amount of the ASR, thereby concluding the ASR. The remaining 3.1 million shares of common stock delivered to the Company by JP Morgan were placed into treasury stock in May 2015. The ASR was accounted for as an initial treasury stock transaction of $1.6 billion and a forward contract of $0.4 billion. The forward contract was classified as an equity instrument and was initially recorded within capital surplus on the consolidated balance sheet and was reclassified to treasury stock upon the settlement of the ASR in May 2015.

In the ASR transactions described above, the initial repurchase of the shares and delivery of the remainder of the shares to conclude the ASR, resulted in an immediate reduction of the outstanding shares used to calculate the weighted average common shares outstanding for basic and diluted earnings per share.

Notes to Consolidated Financial Statements (continued)

During the year ended December 31, 2016, the Company repurchased an aggregate of 47.5 million shares of common stock for approximately $4.5 billion under the 2014 Repurchase Program. As of December 31, 2016, there remained an aggregate of approximately $18.2 billion available for future repurchases under the 2016 and 2014 Repurchase Programs.

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

Notes to Consolidated Financial Statements (continued)

5    Borrowings and Credit Agreements

The following table is a summary of the Company’s borrowings as of December 31:

In millions	2016	2015
Short-term debt
Commercial paper	$1,874	$—

Long-term debt
1.2% senior notes due 2016	—	750
6.125% senior notes due 2016	—	421
5.75% senior notes due 2017	—	1,080
1.9% senior notes due 2018	2,250	2,250
2.25% senior notes due 2018	1,250	1,250
2.25% senior notes due 2019	850	850
6.6% senior notes due 2019	—	394
2.8% senior notes due 2020	2,750	2,750
4.75% senior notes due 2020	—	450
2.125% senior notes due 2021	1,750	—
4.125% senior notes due 2021	550	550
2.75% senior notes due 2022	1,250	1,250
3.5% senior notes due 2022	1,500	1,500
4.75% senior notes due 2022	399	400
4% senior notes due 2023	1,250	1,250
3.375% senior notes due 2024	650	650
5% senior notes due 2024	299	300
3.875% senior notes due 2025	2,828	3,000
2.875% senior notes due 2026	1,750	—
6.25% senior notes due 2027	372	453
3.25% senior exchange debentures due 2035	1	5
4.875% senior notes due 2035	652	2,000
6.125% senior notes due 2039	447	734
5.75% senior notes due 2041	133	493
5.3% senior notes due 2043	750	750
5.125% senior notes due 2045	3,500	3,500
Capital lease obligations	648	644
Other	23	20

Total debt principal	27,726	27,694
Debt premiums	33	39
Debt discounts and deferred financing costs	(228)	(269)
	27,531	27,464
Less:
Short-term debt (commercial paper)	(1,874)	—
Current portion of long-term debt	(42)	(1,197)
Long-term debt	$25,615	$26,267

The Company had approximately $1.9 billion of commercial paper outstanding at a weighted average interest rate of 1.22% as of December 31, 2016. In connection with its commercial paper program, the Company maintains a $1.0 billion, five-year unsecured back-up credit facility, which expires on May 23, 2018, a $1.25 billion, five-year unsecured back-up credit facility, which expires on July 24, 2019, and a $1.25 billion, five-year unsecured back-up credit facility, which expires on July 1, 2020. The credit facilities allow for borrowings at various rates that are dependent, in part, on the Company’s public debt ratings and require the Company to pay a weighted average quarterly facility fee of approximately 0.03%, regardless of usage. As of December 31, 2016, there were no borrowings outstanding under the back-up credit facilities.

Notes to Consolidated Financial Statements (continued)

On January 3, 2017, the Company entered into a $2.5 billion revolving credit facility. The credit facility allows for borrowings at various rates that are dependent, in part, on the Company’s debt ratings and require the Company to pay a weighted average quarterly facility fee of approximately 0.03%, regardless of usage. The maximum available under the credit facility decreases by $750 million on both March 31, 2017 and June 30, 2017 and by $500 million on September 30, 2017. The credit facility expires on December 31, 2017.
On May 16, 2016, the Company issued $1.75 billion aggregate principal amount of 2.125% unsecured senior notes due June 1, 2021 and $1.75 billion aggregate principal amount of 2.875% unsecured senior notes due June 1, 2026 (collectively, the “2016 Notes”) for total proceeds of approximately $3.5 billion, net of discounts and underwriting fees. The 2016 Notes pay interest semi-annually and may be redeemed, in whole at any time, or in part from time to time, at the Company's option at a defined redemption price plus accrued and unpaid interest to the redemption date. The net proceeds of the 2016 Notes were used for general corporate purposes and to repay certain corporate debt.

On May 16, 2016, the Company announced tender offers for (1) any and all of its 5.75% Senior Notes due 2017, its 6.60% Senior Notes due 2019 and its 4.75% Senior Notes due 2020 (collectively, the “Any and All Notes”) and (2) up to $1.5 billion aggregate principal amount of its 6.25% Senior Notes due 2027, its 6.125% Senior Notes due 2039, its 5.75% Senior Notes due 2041, the 5.00% Senior Notes due 2024 issued by its wholly-owned subsidiary, Omnicare, Inc. (“Omnicare”), the 4.75% Senior Notes due 2022 issued by Omnicare, its 4.875% Senior Notes due 2035 and its 3.875% Senior Notes due 2025 (collectively, the “Maximum Tender Offer Notes” and together with the Any and All Notes, the “Notes”). On May 31, 2016, the Company increased the aggregate principal amount of the tender offers for the Maximum Tender Offer Notes to $2.25 billion. The Company purchased approximately $835 million aggregate principal amount of the Any and All Notes and $2.25 billion aggregate principal amount of the Maximum Tender Offer Notes pursuant to the tender offers, which expired on June 13, 2016. The Company paid a premium of $486 million in excess of the debt principal in connection with the purchase of the Notes, wrote off $50 million of unamortized deferred financing costs and incurred $6 million in fees, for a total loss on the early extinguishment of debt of $542 million which was recorded in income from continuing operations in the consolidated statement of income for the year ended December 31, 2016.

On June 27, 2016, the Company notified the holders of the remaining Any and All Notes that the Company was exercising its option to redeem the outstanding Any and All Notes pursuant to the terms of the Any and All Notes and the Indenture dated as of August 15, 2006, between the Company and The Bank of New York Mellon Trust Company, N.A. Approximately $1.1 billion aggregate principal amount of Any and All Notes was redeemed on July 27, 2016. The Company paid a premium of $97 million in excess of the debt principal and wrote off $4 million of unamortized deferred financing costs, for a total loss on early extinguishment of debt of $101 million during the year ended December 31, 2016.

The Company recorded a total loss on the early extinguishment of debt of $643 million which was recorded in the income from continuing operations in the consolidated statement of income for the year ended December 31, 2016.

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

Notes to Consolidated Financial Statements (continued)

million of the $2.0 billion of previously convertible debt was redeemed and repaid and approximately $0.4 billion in Omnicare term debt assumed was repaid for total repayments of Omnicare debt of approximately $2.4 billion in 2015.

The remaining principal of the Omnicare debt assumed was comprised of senior unsecured notes with an aggregate principal amount of $700 million ($400 million of 4.75% senior notes due 2022 and $300 million of 5% senior notes due 2024). In September 2015, the Company commenced exchange offers for the 4.75% senior notes due 2022 and the 5% senior notes due 2024 to exchange all validly tendered and accepted notes issued by Omnicare for notes to be issued by the Company. This offer expired on October 20, 2015 and the aggregate principal amounts of $388 million of the 4.75% senior notes due 2022 and $296 million of the 5% senior notes due 2024 were validly tendered and exchanged for notes issued by the Company. The Company recorded this exchange transaction as a modification of the original debt instruments. Consequently, no gain or loss on extinguishment was recognized in the Company's consolidated income statement as a result of this exchange transaction and the issuance costs of the new debt were expensed as incurred.

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

On August 7, 2014, the Company announced tender offers for any and all of the 6.25% Senior Notes due 2027, and up to a maximum amount of the 6.125% Senior Notes due 2039, the 5.75% Senior Notes due 2041 and the 5.75% Senior Notes due 2017, for up to an aggregate principal amount of $1.5 billion. On August 21, 2014, the Company increased the aggregate principal amount of the tender offers to $2.0 billion and completed the repurchase for the maximum amount on September 4, 2014. The Company paid a premium of $490 million in excess of the debt principal in connection with the tender offers, wrote off $26 million of unamortized deferred financing costs and incurred $5 million in fees, for a total loss on the early extinguishment of debt of $521 million. The loss was recorded in income from continuing operations in the consolidated statement of income for the year ended December 31, 2014.

During the year ended December 31, 2014, the Company repurchased the remaining $41 million of outstanding Enhanced Capital Advantage Preferred Securities (“ECAPS”) at par. The fees and write-off of deferred issuance costs associated with the early extinguishment of the ECAPS were immaterial.

The credit facilities, back-up credit facilities and unsecured senior notes contain customary restrictive financial and operating covenants. The covenants do not materially affect the Company’s financial or operating flexibility. As of December 31, 2016, the Company is in compliance with all debt covenants.

The following is a summary of the Company's required principal debt repayments, excluding unamortized debt discounts, deferred financing costs and debt premiums, due during each of the next five years and thereafter, as of December 31, 2016:

In millions
2017	$1,916
2018	3,521
2019	872
2020	2,774
2021	2,326
Thereafter	16,317
Total	$27,726

6    Leases

The Company leases most of its retail and mail order locations, 11 of its distribution centers and certain corporate offices under noncancelable operating leases, typically with initial terms of 15 to 25 years and with options that permit renewals for additional periods. The Company also leases certain equipment and other assets under noncancelable operating leases, typically with initial terms of 3 to 10 years. In December 2015, in connection with the acquisition of the pharmacy and clinic businesses of Target, the Company entered into lease agreements with Target for the pharmacy and clinic space within Target stores. Given

Notes to Consolidated Financial Statements (continued)

that the noncancelable contractual term of the pharmacy lease arrangement exceeds the remaining estimated economic life of the buildings being leased, the Company concluded for accounting purposes that the lease term was the remaining economic life of the buildings. Consequently, most of the individual pharmacy leases are capital leases. Approximately $0.3 billion of capital lease obligations were recorded in connection with this transaction.

Minimum rent on operating leases is expensed on a straight-line basis over the term of the lease. In addition to minimum rental payments, certain leases require additional payments based on sales volume, as well as reimbursement for real estate taxes, common area maintenance and insurance, which are expensed when incurred.

The following table is a summary of the Company’s net rental expense for operating leases for the years ended December 31:

In millions	2016	2015	2014
Minimum rentals	$2,418	$2,317	$2,320
Contingent rentals	35	34	36
	2,453	2,351	2,356
Less: sublease income	(24)	(22)	(21)
	$2,429	$2,329	$2,335

The following table is a summary of the future minimum lease payments under capital and operating leases as of December 31, 2016:

In millions	Capital Leases	Operating Leases(1)
2017	$74	$2,458
2018	72	2,361
2019	71	2,209
2020	71	2,040
2021	70	1,910
Thereafter	956	16,368
Total future lease payments(2)	1,314	$27,346
Less: imputed interest	(666)
Present value of capital lease obligations	$648

(1)	Future operating lease payments have not been reduced by minimum sublease rentals of $176 million due in the future under noncancelable subleases.

(2)
The Company leases pharmacy and clinic space from Target. Amounts related to such capital and operating leases are reflected above. Amounts due in excess of the remaining estimated economic life of the buildings of approximately $1.7 billion are not reflected herein since the estimated economic life of the buildings is shorter than the contractual term of the lease arrangement.

The Company finances a portion of its store development program through sale-leaseback transactions. The properties are generally sold at net book value, which generally approximates fair value, and the resulting leases generally qualify and are accounted for as operating leases. The operating leases that resulted from these transactions are included in the above table. The Company does not have any retained or contingent interests in the stores and does not provide any guarantees, other than a guarantee of lease payments, in connection with the sale-leaseback transactions. Proceeds from sale-leaseback transactions totaled $230 million in 2016, $411 million in 2015 and $515 million in 2014.

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

At the participant’s option, account balances, including the Company’s matching contribution, can be transferred without restriction among various investment options, including the Company’s common stock fund under one of the defined contribution plans. The Company also maintains a nonqualified, unfunded deferred compensation plan for certain key employees. This plan provides participants the opportunity to defer portions of their eligible compensation and receive matching contributions equivalent to what they could have received under the CVS Health 401(k) Plan absent certain restrictions and limitations under the Internal Revenue Code. The Company’s contributions under the above defined contribution plans were $295 million, $251 million and $238 million in 2016, 2015 and 2014, respectively.

Defined Benefit Pension Plans

As of December 31, 2016 and 2015, the Company sponsored seven defined benefit pension plans. Two of the plans are tax-qualified plans that are funded based on actuarial calculations and applicable federal laws and regulations. The other five plans are unfunded nonqualified supplemental retirement plans. As of December 31, 2014, the Company sponsored nine defined benefit pension plans. Four of the plans were tax-qualified plans and the other five plans were unfunded nonqualified supplemental retirement plans. Most of the plans were frozen in prior periods.

On September 30, 2015, the Company’s Board of Directors approved a resolution to merge the four tax-qualified defined benefit plans that existed in 2014 and terminate the resulting merged plan. The merger was effective September 30, 2015 and the merged plan termination was effective December 31, 2015. The settlement of the terminated plan is expected to occur around the third quarter of 2017. The pension liability for the terminated plan will be settled in either lump sum payments or purchased annuities. Since the amount of the settlement depends on a number of factors determined as of the liquidation date, including the annuity pricing interest rate environment, lump sum election rates, and asset experience, the Company is currently unable to determine the ultimate cost of the settlement. However, based on current market rates the one-time settlement charge at final liquidation is estimated to be in the range of approximately $175 million to $225 million.

The following tables outline the change in benefit obligations and plan assets over the comparable periods:

In millions	2016	2015
Change in benefit obligation:
Benefit obligation at beginning of year	$844	$796
Acquisition	—	8
Interest cost	27	31
Actuarial loss	13	45
Benefit payments	(37)	(36)
Settlements	(3)	—
Benefit obligation at end of year	$844	$844

Notes to Consolidated Financial Statements (continued)

In millions	2016	2015
Change in plan assets:
Fair value of plan assets at the beginning of the year	$613	$635
Acquisitions	—	5
Actual return on plan assets	26	(13)
Employer contributions	25	22
Benefit payments	(37)	(36)
Settlements	(3)	—
Fair value of plan assets at the end of the year	624	613

Funded status	$(220)	$(231)

The components of net periodic benefit costs for the years ended December 31 are shown below:

In millions	2016	2015	2014
Components of net periodic benefit cost:
Interest cost	$27	$31	$32
Expected return on plan assets	(32)	(33)	(31)
Amortization of net loss	32	21	16
Settlement loss	—	—	3
Service cost	—	—	1
Net periodic pension cost	$27	$19	$21

Pension Plan Assumptions

The Company uses a series of actuarial assumptions to determine the benefit obligations and the net benefit costs. The discount rate is determined by examining the current yields observed on the measurement date of fixed-interest, high quality investments expected to be available during the period to maturity of the related benefits on a plan by plan basis. The discount rate for the merged qualified plan that has been terminated is determined by examining the current assumed lump sum and annuity purchase rates. The expected long-term rate of return on plan assets is determined by using the plan’s target allocation and historical returns for each asset class on a plan by plan basis. Certain of the Company’s pension plans use assumptions on expected compensation increases of plan participants. These increases are determined by an actuarial analysis of the plan participants, their expected compensation increases, and the duration of their earnings period until retirement. Each of these assumptions is reviewed as plan characteristics change and on an annual basis with input from senior pension and financial executives and the Company’s external actuarial consultants.

The discount rate for determining plan benefit obligations was 4.0% in 2016 and 4.25% in 2015 for all plans except the terminated qualified plan. The discount rate for the terminated qualified plan was 3.09% and 3.25% in 2016 and 2015, respectively. The expected long-term rate of return for the plans ranged from 4.0% to 5.5% in 2016 and ranged from 5.75% to 6.75% in 2015. The rate of compensation increases for certain of the plans with active participants ranged from 4.0% to 6.0% in 2016 and 2015.

Return on Plan Assets

The Company's investment strategy is liability management driven. The qualified pension plan asset allocations targets are to hold fixed income investments based upon this strategy. As of December 31, 2016, investment allocations for the two qualified defined benefit plans range from 80% to 100% in fixed income and 0% to 20% in equities. The following tables show the fair value allocation of plan assets by asset category as of December 31, 2016 and 2015.

Notes to Consolidated Financial Statements (continued)

In millions	Fair value of plan assets at December 31, 2016
	Level 1	Level 2	Level 3	Total
Cash and money market funds	$8	$—	$—	$8
Fixed income funds	3	580	—	583
Equity mutual funds	33	—	—	33
Total assets at fair value	$44	$580	$—	$624

	Fair value of plan assets at December 31, 2015
	Level 1	Level 2	Level 3	Total
Cash and money market funds	$10	$—	$—	$10
Fixed income funds	4	484	—	488
Equity mutual funds	115	—	—	115
Total assets at fair value	$129	$484	$—	$613

As of December 31, 2016, the Company’s qualified defined benefit pension plan assets consisted of 5% equity, 94% fixed income and 1% money market securities of which 7% were classified as Level 1 and 93% as Level 2 in the fair value hierarchy. The Company’s qualified defined benefit pension plan assets as of December 31, 2015 consisted of 19% equity, 79% fixed income and 2% money market securities of which 21% were classified as Level 1 and 79% as Level 2 in the fair value hierarchy.

The Company continued to have no investments in Level 3 alternative investments during the years ended December 31, 2016 and 2015.

Cash Flows

The Company contributed $25 million, $22 million and $42 million to the pension plans during 2016, 2015 and 2014, respectively. The Company plans to make approximately $39 million in contributions to the pension plans during 2017. These contributions include contributions made to certain nonqualified benefit plans for which there is no funding requirement. The Company estimates the following future benefit payments which are calculated using the same actuarial assumptions used to measure the benefit obligation as of December 31, 2016:

In millions
2017(1)	$39
2018	52
2019	50
2020	49
2021	61
Thereafter	236
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

None of the multiemployer pension plans in which the Company participates are individually significant to the Company. Total Company contributions to multiemployer pension plans were $15 million in 2016 and $14 million in 2015 and 2014.

Notes to Consolidated Financial Statements (continued)

Other Postretirement Benefits

The Company provides postretirement health care and life insurance benefits to certain retirees who meet eligibility requirements. The Company’s funding policy is generally to pay covered expenses as they are incurred. For retiree medical plan accounting, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. As of December 31, 2016 and 2015, the Company’s other postretirement benefits have an accumulated postretirement benefit obligation of $24 million and $33 million, respectively. Net periodic benefit costs related to these other postretirement benefits were $1 million, $2 million and $1 million in 2016, 2015 and 2014, respectively.

Pursuant to various collective bargaining agreements, the Company also contributes to multiemployer health and welfare plans that cover certain union-represented employees. The plans provide postretirement health care and life insurance benefits to certain employees who meet eligibility requirements. Total Company contributions to multiemployer health and welfare plans were $52 million, $60 million and $58 million in 2016, 2015 and 2014, respectively.

9    Stock Incentive Plans

Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the stock award (generally three to five years) using the straight-line method. The following table is a summary of stock-based compensation for each of the respective periods:

In millions	2016	2015	2014
Stock options(1)	$79	$90	$103
Restricted stock awards(2)	143	140	62
Total stock-based compensation	$222	$230	$165

(1)	Includes the Employee Stock Purchase Plan (the “ESPP”)
(2) Stock-based compensation for the year ended December 31, 2015 includes $38 million associated with accelerated vesting of restricted stock replacement awards issued to Omnicare executives who were terminated subsequent to the acquisition.

The recognized tax benefit was $22 million, $26 million and $33 million for 2016, 2015 and 2014, respectively.

The ESPP provides for the purchase of up to 30 million shares of common stock. Under the ESPP in 2016, eligible employees could purchase common stock at the end of each six month offering period at a purchase price equal to 90% of the lower of the fair market value on the first day or the last day of the offering period. Prior to 2016, the purchase price was equal to 85% of the lower of the fair market value on the first day or the last day of the offering period. During 2016, approximately 1 million shares of common stock were purchased under the provisions of the ESPP at an average price of $84.68 per share. As of December 31, 2016, approximately 12 million shares of common stock were available for issuance under the ESPP.

The fair value of stock-based compensation associated with the ESPP is estimated on the date of grant (the first day of the six month offering period) using the Black-Scholes option pricing model.

The following table is a summary of the assumptions used to value the ESPP awards for each of the respective periods:

	2016	2015	2014
Dividend yield(1)	0.88%	0.71%	0.75%
Expected volatility(2)	20.64%	13.92%	14.87%
Risk-free interest rate(3)	0.45%	0.11%	0.08%
Expected life (in years)(4)	0.5	0.5	0.5
Weighted-average grant date fair value	$14.98	$18.72	$13.74

(1)	The dividend yield is calculated based on semi-annual dividends paid and the fair market value of the Company’s stock at the grant date.

(2)	The expected volatility is based on the historical volatility of the Company’s daily stock market prices over the previous six month period.

(3)	The risk-free interest rate is based on the Treasury constant maturity interest rate whose term is consistent with the expected term of ESPP options (i.e., six months).

(4)	The expected life is based on the semi-annual purchase period.

The terms of the Company’s Incentive Compensation Plan (“ICP”) provide for grants of annual incentive and long-term performance awards to executive officers and other officers and employees of the Company or any subsidiary of the Company. Payment of such annual incentive and long-term performance awards will be in cash, stock, other awards or other property, at

Notes to Consolidated Financial Statements (continued)

the discretion of the Management Planning and Development Committee of the Company’s Board of Directors. The ICP allows for a maximum of 74 million shares to be reserved and available for grants. The ICP is the only compensation plan under which the Company grants stock options, restricted stock and other stock-based awards to its employees, with the exception of the Company’s ESPP. As of December 31, 2016, there were approximately 18 million shares available for future grants under the ICP.

The Company’s restricted awards are considered nonvested share awards and require no payment from the employee. Compensation cost is recorded based on the market price of the Company’s common stock on the grant date and is recognized on a straight-line basis over the requisite service period. The Company granted 1,992,000, 2,695,000 and 2,708,000 restricted stock units with a weighted average fair value of $103.26, $100.81 and $73.60 in 2016, 2015 and 2014, respectively. As of December 31, 2016, there was $327 million of total unrecognized compensation cost related to the restricted stock units that are expected to vest. These costs are expected to be recognized over a weighted-average period of 2.29 years. The total fair value of restricted shares vested during 2016, 2015 and 2014 was $218 million, $164 million and $57 million, respectively.

The following table is a summary of the restricted stock unit and restricted share award activity for the year ended December 31, 2016.

Units in thousands	Units	Weighted Average Grant Date Fair Value
Nonvested at beginning of year	5,418	$59.22
Granted	1,992	$103.26
Vested	(2,219)	$102.47
Forfeited	(316)	$89.71
Nonvested at end of year	4,875	$55.56

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

Excess tax benefits of $72 million, $127 million and $106 million were included in financing activities in the accompanying consolidated statements of cash flow during 2016, 2015 and 2014, respectively. Cash received from stock options exercised, which includes the ESPP, totaled $224 million, $299 million and $421 million during 2016, 2015 and 2014, respectively. The total intrinsic value of stock options exercised was $244 million, $394 million and $372 million in 2016, 2015 and 2014, respectively. The total fair value of stock options vested during 2016, 2015 and 2014 was $298 million, $334 million and $292 million, respectively.

The fair value of each stock option is estimated using the Black-Scholes option pricing model based on the following assumptions at the time of grant:

	2016	2015	2014
Dividend yield(1)	1.62%	1.37%	1.47%
Expected volatility(2)	17.22%	18.07%	19.92%
Risk-free interest rate(3)	1.24%	1.24%	1.35%
Expected life (in years)(4)	4.2	4.2	4.0
Weighted-average grant date fair value	$13.00	$14.01	$11.04

(1)	The dividend yield is based on annual dividends paid and the fair market value of the Company’s stock at the grant date.

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

As of December 31, 2016, unrecognized compensation expense related to unvested options totaled $79 million, which the Company expects to be recognized over a weighted-average period of 1.79 years. After considering anticipated forfeitures, the Company expects approximately 11 million of the unvested stock options to vest over the requisite service period.

Notes to Consolidated Financial Statements (continued)

The following table is a summary of the Company’s stock option activity for the year ended December 31, 2016:

Shares in thousands	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2015	24,341	$42.17
Granted	4,343	$104.62
Exercised	(4,328)	$42.07
Forfeited	(768)	$85.34
Expired	(313)	$39.73
Outstanding at December 31, 2016	23,275	$68.60	3.69	$427,311,414
Exercisable at December 31, 2016	12,196	$49.22	2.35	$375,563,490
Vested at December 31, 2016 and expected to vest in the future	22,734	$67.86	3.64	$426,628,851

10    Income Taxes

The income tax provision for continuing operations consisted of the following for the years ended December 31:

In millions	2016	2015	2014
Current:
Federal	$2,803	$3,065	$2,581
State	511	555	495
	3,314	3,620	3,076
Deferred:
Federal	5	(180)	(43)
State	(2)	(54)	—
	3	(234)	(43)
Total	$3,317	$3,386	$3,033

The following table is a reconciliation of the statutory income tax rate to the Company’s effective income tax rate for continuing operations for the years ended December 31:

	2016	2015	2014
Statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	4.1	4.0	4.3
Other	(0.7)	0.3	0.2
Effective income tax rate	38.4%	39.3%	39.5%

Notes to Consolidated Financial Statements (continued)

The Company has $4.2 billion of net deferred tax liabilities as of December 31, 2016 and 2015. The following table is a summary of the components of the Company’s deferred tax assets and liabilities as of December 31:

In millions	2016	2015
Deferred tax assets:
Lease and rents	$375	$378
Inventory	57	99
Employee benefits	400	359
Allowance for doubtful accounts	301	279
Retirement benefits	65	105
Net operating loss and capital loss carryforwards	125	115
Deferred income	144	83
Other	336	498
Valuation allowance	(135)	(115)
Total deferred tax assets	1,668	1,801
Deferred tax liabilities:
Depreciation and amortization	(5,882)	(6,018)
Total deferred tax liabilities	(5,882)	(6,018)
Net deferred tax liabilities	$(4,214)	$(4,217)

The Company assesses positive and negative evidence to determine whether it is more likely than not some portion of a deferred tax asset would not be realized. When it would not, a valuation allowance is established for such portion of a deferred tax asset.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In millions	2016	2015	2014
Beginning balance	$338	$188	$117
Additions based on tax positions related to the current year	68	57	32
Additions based on tax positions related to prior years	70	122	70
Reductions for tax positions of prior years	(100)	(11)	(15)
Expiration of statutes of limitation	(22)	(13)	(15)
Settlements	(47)	(5)	(1)
Ending balance	$307	$338	$188

The Company and most of its subsidiaries are subject to U.S. federal income tax as well as income tax of numerous state and local jurisdictions. The Company is a participant in the Compliance Assurance Process (“CAP”), which is a voluntary program offered by the Internal Revenue Service (“IRS”) under which participating taxpayers work collaboratively with the IRS to identify and resolve potential tax issues through open, cooperative and transparent interaction prior to the filing of their federal income tax. The IRS is currently examining the Company’s 2015 and 2016 consolidated U.S. federal income tax returns.

The Company and its subsidiaries are also currently under income tax examinations by a number of state and local tax authorities. As of December 31, 2016, no examination has resulted in any proposed adjustments that would result in a material change to the Company’s results of operations, financial condition or liquidity.

Substantially all material state and local income tax matters have been concluded for fiscal years through 2010. Certain state exams will be concluded and certain state statutes will lapse in 2017, and the change in the balance of our uncertain tax positions will be immaterial. In addition, it is reasonably possible that the Company’s unrecognized tax benefits could change within the next twelve months due to the anticipated conclusion of various examinations with the IRS for various years. An estimate of the range of the possible change cannot be made at this time.

The Company recognizes interest accrued related to unrecognized tax benefits and penalties in income tax expense. The Company recognized interest of approximately $10 million in 2016, $5 million in 2015 and $6 million in 2014. The Company

Notes to Consolidated Financial Statements (continued)

had approximately $30 million and $16 million accrued for interest and penalties as of December 31, 2016 and 2015, respectively.

There are no material uncertain tax positions as of December 31, 2016 the ultimate deductibility of which is highly certain but for which there is uncertainty about the timing. If there were, any such items would impact deferred tax accounting only, not the annual effective income tax rate, and would accelerate the payment of cash to the taxing authority to a period earlier than expected.

As of December 31, 2016, the total amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate is approximately $276 million, after considering the federal benefit of state income taxes.

11    Commitments and Contingencies

Lease Guarantees

Between 1991 and 1997, the Company sold or spun off a number of subsidiaries, including Bob’s Stores, Linens ‘n Things, Marshalls, Kay-Bee Toys, Wilsons, This End Up and Footstar. In many cases, when a former subsidiary leased a store, the Company provided a guarantee of the store’s lease obligations. When the subsidiaries were disposed of, the Company’s guarantees remained in place, although each initial purchaser has agreed to indemnify the Company for any lease obligations the Company was required to satisfy. If any of the purchasers or any of the former subsidiaries were to become insolvent and failed to make the required payments under a store lease, the Company could be required to satisfy these obligations. As of December 31, 2016, the Company guaranteed approximately 87 such store leases (excluding the lease guarantees related to Linens ‘n Things, which are discussed in Note 1 “Significant Accounting Policies”), with the maximum remaining lease term extending through 2047.

In April 2016, the parent entity of Bob’s Stores filed for Chapter 11 bankruptcy protection. As described above, the Company, through one or more of its affiliates, is alleged to have guaranteed certain of the Bob’s Stores’ leases (the “Bob’s Leases”). On June 20, 2016, the bankruptcy court approved the sale of substantially all of the assets of Bob’s Stores and certain other assets to a new entity (“Buyer”), which designated Buyer’s affiliate Bob’s Stores, LLC, a Delaware limited liability company (“New Bob’s”), to acquire substantially all of the assets of Bob’s Stores.

The Company, through its subsidiary, CVS Pharmacy, Inc., and New Bob’s entered into an agreement in October 2016, pursuant to which, in exchange for an immaterial payment to be made by CVS Pharmacy, Inc., New Bob’s agreed to accept the assignment of the Bob’s Leases and to be bound by certain restrictions regarding renewals, extensions and modifications to the Bob’s Leases. The Company believed these restrictions would potentially reduce the Company's exposure to liability under guarantees of the Bob’s Leases in the future. The bankruptcy court approved the assignment of the Bob’s Leases to New Bob's on November 7, 2016, and all of the Bob’s Leases were assigned to New Bob’s.

On February 5, 2017, New Bob’s and certain of its affiliates (collectively, the “Debtors”) filed for Chapter 11 bankruptcy protection. Certain documents filed in connection with the Debtors’ bankruptcy case suggest that the Debtors may enter into an asset purchase agreement with Sports Direct Retail Ltd. (“Sports Direct”), for Sports Direct to serve as an initial bidder in an asset sale process to be conducted pursuant to Section 363 of the Bankruptcy Code. The Company will monitor the Debtors’ bankruptcy proceedings.

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

Notes to Consolidated Financial Statements (continued)

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

•
In re Pharmacy Benefit Managers Antitrust Litigation (U.S. District Court for the Eastern District of Pennsylvania) (consolidating North Jackson Pharmacy, Inc. et al v. Caremark Rx Inc. et al. (U.S. District Court for the Northern District of Alabama)). Beginning in August 2003, various lawsuits were filed by pharmacies alleging that various PBMs were violating certain antitrust laws. In October 2003, two independent pharmacies, North Jackson Pharmacy, Inc. and C&C, Inc. filed three putative class action complaints seeking treble damages and injunctive relief against Caremark (the term “Caremark” as used herein refers to one or more PBM subsidiaries of the Company, as applicable). In August 2006, the Judicial Panel on Multidistrict Litigation issued an order transferring all related PBM antitrust cases, including the North Jackson Pharmacy cases, to the United States District Court for the Eastern District of Pennsylvania for coordinated and consolidated proceedings with the cases originally filed in that court. The consolidated action is now known as In re Pharmacy Benefit Managers Antitrust Litigation. On January 18, 2017, the court denied the plaintiffs’ motion for class certification filed against Caremark, denied a similar motion filed against another PBM, and decertified classes that had been previously certified against other PBMs.

•
Indiana State District Council of Laborers and HOD Carriers Pension and Welfare Fund v. Omnicare, Inc. et al. (U.S. District Court for the Eastern District of Kentucky). In February 2006, two substantially similar putative class action lawsuits were filed and subsequently consolidated. The consolidated complaint was filed against Omnicare, three of its officers and two of its directors and purported to be brought on behalf of all open-market purchasers of Omnicare common stock from August 3, 2005 through July 27, 2006, as well as all purchasers who bought shares of Omnicare common stock in Omnicare’s public offering in December 2005. The complaint alleged violations of the Securities Exchange Act of 1934 and Section 11 of the Securities Act of 1933 and sought, among other things, compensatory damages and injunctive relief. After dismissals and appeals to the United States Court of Appeals for the Sixth Circuit, the United States Supreme Court remanded the case to the district court. In October 2016, Omnicare filed an answer to plaintiffs’ third amended complaint, and discovery commenced.

•
Claims Processing Matter. In December 2007, the Company received a document subpoena from the Office of Inspector General (“OIG”) within the U.S. Department of Health and Human Services, requesting information relating to the processing of Medicaid and certain other government agency claims on behalf of its clients (which allegedly resulted in underpayments from our pharmacy benefit management clients to the applicable government agencies) on one of the Company’s adjudication platforms. In September 2014, the Company settled the OIG’s claims, as well as related claims by the Department of Justice and private plaintiffs, without any admission of liability. The Company concluded its discussions with the OIG concerning other claim processing issues and resolved those additional matters on December 22, 2016 for the payment of an immaterial amount.

•
FTC and Multi-State Investigation. In March 2010, the Company learned that various State Attorneys General offices and certain other government agencies were conducting a multi-state investigation of certain of the Company’s business practices similar to those being investigated at that time by the U.S. Federal Trade Commission (“FTC”). Twenty-eight states, the District of Columbia and the County of Los Angeles are known to be participating in this investigation. The prior FTC investigation, which commenced in August 2009, was officially concluded in May 2012 when the consent order entered into between the FTC and the Company became final. The Company has cooperated with the multi-state investigation.

•
United States ex rel. Jack Chin v. Walgreen Company et al. (U.S. District Court for the Central District of California). In March 2010, the Company received a subpoena from the OIG requesting information about programs under which the Company has offered customers remuneration conditioned upon the transfer of prescriptions for drugs or medications to the Company’s pharmacies in the form of gift cards, cash, non-prescription merchandise or discounts or coupons for non-prescription merchandise. In October 2016, the U.S. District Court for the Central District of California unsealed a qui tam complaint, filed in April 2009 against CVS Pharmacy and other retail pharmacies, alleging that the Company violated the federal False Claims Act, and the false claims acts of several states, by offering such programs. The federal government has declined intervention in the case.

•
United States ex rel. James Banigan and Richard Templin v. Organon USA Inc. et al. (U.S. District Court for the District of Massachusetts). On October 29, 2010, the court unsealed a qui tam complaint, which had been under seal

Notes to Consolidated Financial Statements (continued)

since 2007, against Organon, Omnicare, Inc. and PharMerica Corporation. The suit was brought by two former employees of Organon, as relators on behalf of the federal government and several state and local governments. The action alleges civil violations of the federal False Claims Act based on allegations that Organon and its affiliates paid Omnicare and several other long-term care pharmacies rebates, post-purchase discounts and other forms of remuneration in return for purchasing pharmaceuticals from Organon and taking steps to increase the purchase of Organon’s drugs in violation of the Anti-Kickback Statute. The U.S. Department of Justice declined to intervene in this action. The Company has tentatively agreed with the Department of Justice to resolve this matter for $23 million plus interest. These financial terms are contingent on approval by authorized officials at the Department of Justice, negotiation of terms of a settlement agreement, approval and releases from the OIG, the National Association of Medicaid Fraud Control Units, and the Department of Justice. While the Company believes that a final settlement will be reached, there can be no assurance that any final settlement agreement will be reached or as to the final terms of such settlement.

•
United States ex rel. Anthony R. Spay v. CVS Caremark Corporation et al. (U.S. District Court for the Eastern District of Pennsylvania). In January 2012, the court unsealed a first amended qui tam complaint filed in August 2011 by an individual relator, Anthony Spay, who is described in the complaint as having once been employed by a firm providing pharmacy prescription benefit audit and recovery services. The complaint seeks monetary damages and alleges that Caremark’s processing of Medicare claims on behalf of one of its clients violated the federal False Claims Act. The United States declined to intervene in the lawsuit. In September 2015, the Court granted Caremark's motion for summary judgment in its entirety, and entered judgment in favor of Caremark and against Spay. In October 2015, Spay filed a notice of appeal in the United States Court of Appeals for the Third Circuit; that court heard oral arguments on the appeal in November 2016.

•
State of Texas ex rel. Myron Winkelman and Stephani Martinson et al. v. CVS Health Corporation (Travis County District Court). In February 2012, the Attorney General of the State of Texas issued Civil Investigative Demands and has issued a series of subsequent requests for documents and information in connection with its investigation concerning the Health Savings Pass program and other pricing practices with respect to claims for reimbursement from the Texas Medicaid program. In January 2017, the court unsealed a first amended petition. The amended petition alleges the Company violated the Texas Medicaid Fraud Prevention Act by submitting false claims for reimbursement to Texas Medicaid by, among other things, failing to use the price available to members of the CVS Health Savings Pass program as the usual and customary price. The amended petition was unsealed following the Company’s filing of CVS Pharmacy, Inc. v. Charles Smith et al. (Travis County District Court), a declaratory judgment action against the State of Texas in December 2016 seeking a declaration that the prices charged to members of the Health Savings Pass program do not constitute usual and customary prices under the Medicaid regulation.

•
California ReadyFill Subpoena. In November 2012, the Company received a subpoena for documents from the OIG requesting information concerning automatic refill programs used by pharmacies to refill prescriptions for customers. The subpoena was issued in connection with an investigation conducted out of the U.S. Attorney’s Office for the Central District of California. The Company produced documents and data.

•
Pure Services Subpoena. In 2013, Omnicare received a subpoena seeking information regarding Omnicare’s May 2008 acquisition of Pure Service Pharmacy. In 2016, Omnicare reached an agreement regarding financial terms to resolve, for $1.5 million plus interest, the subpoena regarding the acquisition of Pure Service Pharmacy. These financial terms are contingent on approval by authorized officials at the Department of Justice, negotiation of terms of a settlement agreement, approval and releases from the OIG, the National Association of Medicaid Fraud Control Units, and the Department of Justice. While the Company believes that a final settlement will be reached, there can be no assurance that any final settlement agreement will be reached or as to the final terms of such settlement.

•
Auto Label Subpoena. In 2014, Omnicare received a subpoena seeking information regarding Omnicare’s Auto Label Verification system. In 2016, Omnicare reached an agreement regarding financial terms to resolve, for $8 million plus interest, the subpoena regarding Omnicare’s Auto Label Verification system. These financial terms are contingent on approval by authorized officials at the Department of Justice, negotiation of terms of a settlement agreement, approval and releases from the OIG, the National Association of Medicaid Fraud Control Units, and the Department of Justice. While the Company believes that a final settlement will be reached, there can be no assurance that any final settlement agreement will be reached or as to the final terms of such settlement.

•
Subpoena Concerning PBM Administrative Fees. In March 2014, the Company received a subpoena from the United States Attorney’s Office for the District of Rhode Island, requesting documents and information concerning bona fide service fees and rebates received from pharmaceutical manufacturers in connection with certain drugs utilized under

Notes to Consolidated Financial Statements (continued)

Part D of the Medicare Program, as well as the reporting of those fees and rebates to Part D plan sponsors. The Company has been cooperating with the government and providing documents and information in response to the subpoena.

•
ReadyFill Subpoena (Minnesota). In May 2015, the Company received a subpoena from the OIG requesting information and documents concerning the Company’s automatic refill programs, adherence outreach programs, and pharmacy customer incentives, particularly in connection with claims for reimbursement made to the Minnesota Medicaid program. The Company has been cooperating with the investigation and providing information in response to the subpoena.

•
Corcoran et al. v. CVS Health Corporation (U.S. District Court for the Northern District of California) and Podgorny et al. v. CVS Health Corporation (U.S. District Court for the Northern District of Illinois). These putative class actions were filed against the Company in July and September 2015. The cases were consolidated in United States District Court in the Northern District of California. Plaintiffs seek damages and injunctive relief on behalf of a class of consumers who purchased certain prescription drugs under the consumer protection statutes and common laws of certain states. Several third-party payors filed similar putative class actions on behalf of payors captioned Sheet Metal Workers Local No. 20 Welfare and Benefit Fund v. CVS Health Corp. (U.S. District Court for the District of Rhode Island) and Plumbers Welfare Fund, Local 130 v. CVS Health Corporation (U.S. District Court for the District of Rhode Island) in February and August 2016. In all of these cases the plaintiffs allege the Company overcharged for certain prescription drugs by not submitting as the pharmacy’s usual and customary price the price available to members of the CVS Health Savings Pass program. The Company is defending these actions.

•
Omnicare DEA Subpoena. In September 2015, Omnicare was served with an administrative subpoena by the U.S. Drug Enforcement Agency (“DEA”). The subpoena seeks documents related to controlled substance policies, procedures, and practices at eight pharmacy locations from May 2012 to the present. The Company has been cooperating and providing documents in response to this administrative subpoena.

•
Omnicare Cycle Fill CID. In October 2015, Omnicare received a Civil Investigative Demand from the United States Attorney’s Office for the Southern District of New York requesting information and documents concerning Omnicare’s cycle fill process for assisted living facilities. The Company has been cooperating with the government and providing documents and information in response to the Civil Investigative Demand.

•
PBM Pricing CID. In October 2015, the Company received from the U.S. Department of Justice a Civil Investigative Demand requesting documents and information in connection with a False Claims Act investigation concerning allegations that the Company submitted, or caused to be submitted, to the Medicare Part D program prescription drug event data that misrepresented true prices paid by the Company’s PBM to pharmacies for drugs dispensed to Part D beneficiaries with prescription benefits administered by the Company’s PBM. The Company has been cooperating with the government and providing documents and information in response to the Civil Investigative Demand.

•
United States ex rel. Sally Schimelpfenig and John Segura v. Dr. Reddy's Laboratories Limited and Dr. Reddy's Laboratories, Inc. (U.S. District Court for the Eastern District of Pennsylvania). In November 2015, the court unsealed a second amended qui tam complaint filed in September 2015. The U.S. Department of Justice declined to intervene in this action. The relators allege that the Company, Walgreens, Wal-Mart, and Dr. Reddy’s Laboratories violated the federal and various state False Claims Acts by dispensing prescriptions in unit dose packaging supplied by Dr. Reddy’s that was not compliant with the Consumer Product Safety Improvement Act and the Poison Preventive Packaging Act and thereby allegedly rendering the drugs misbranded under the Food, Drug & Cosmetic Act. The Company's motion to dismiss remains pending.

•
Barchock et al. v. CVS Health Corporation et al. (U.S. District Court for the District of Rhode Island). In February 2016, an ERISA class action lawsuit was filed against the Company, the Benefit Plans Committee of the Company, and Galliard Capital Management, Inc., by Mary Barchock, Thomas Wasecko, and Stacy Weller, purportedly on behalf of the 401(k) Plan and the Employee Stock Ownership Plan of the Company (the “Plan”), and participants in the Plan. The complaint alleges that the defendants breached fiduciary duties owed to the plaintiffs and the Plan by investing too much of the Plan’s Stable Value Fund in short-term money market funds and cash management accounts. The Company has moved to dismiss the plaintiffs’ amended complaint.

•
State of California ex rel. Matthew Omlansky v. CVS Caremark Corporation (Superior Court of the State of California, County of Sacramento). In April 2016, the court unsealed a first amended qui tam complaint filed in July 2013. The government has declined intervention in this case. The relator alleges that the Company submitted false

Notes to Consolidated Financial Statements (continued)

claims for payment to California Medicaid in connection with reimbursement for drugs available through the Health Savings Pass program as well as certain other generic drugs. The Company’s motion to dismiss the complaint was denied.

•
DEA Matters. In October 2016, the Company reached an agreement in principle with the U.S. Attorney’s Office for the Eastern District of California to resolve alleged violations of the Controlled Substances Act (“CSA”) for $5 million. The settlement is contingent on the negotiation of terms of a settlement agreement. The Company is also undergoing several audits by the DEA Administrator and is in discussions with the DEA and the U.S. Attorney’s Office in several locations concerning allegations that the Company has violated certain requirements of the CSA.

•
State of Mississippi v. CVS Health Corporation et al. (Chancery Court of Desoto County, Mississippi, Third Judicial District). In July 2016, the Company was served with a complaint filed on behalf of the State of Mississippi alleging that CVS retail pharmacies in Mississippi submitted false claims for reimbursement to Mississippi Medicaid by not submitting as the pharmacy’s usual and customary price the price available to members of the CVS Health Savings Pass program. The Company has responded to the complaint, filed a counterclaim, and moved to transfer the case to circuit court.

The Company is also a party to other legal proceedings, government investigations, inquiries and audits, and has received and is cooperating with subpoenas or similar process from various governmental agencies requesting information, all arising in the normal course of its business, none of which is expected to be material to the Company. The Company can give no assurance, however, that its business, financial condition and results of operations will not be materially adversely affected, or that the Company will not be required to materially change its business practices, based on: (i) future enactment of new health care or other laws or regulations; (ii) the interpretation or application of existing laws or regulations as they may relate to the Company’s business, the pharmacy services, specialty pharmacy, retail pharmacy, long-term care pharmacy or retail clinic industries or to the health care industry generally; (iii) pending or future federal or state governmental investigations of the Company’s business or the pharmacy services, specialty pharmacy, retail pharmacy, long-term care pharmacy or retail clinic industry or of the health care industry generally; (iv) pending or future government enforcement actions against the Company; (v) adverse developments in any pending qui tam lawsuit against the Company, whether sealed or unsealed, or in any future qui tam lawsuit that may be filed against the Company; or (vi) adverse developments in pending or future legal proceedings against the Company or affecting the pharmacy services, specialty pharmacy, retail pharmacy, long-term care pharmacy or retail clinic industry or the health care industry generally.

12    Segment Reporting

The Company currently has three reportable segments: Pharmacy Services, Retail/LTC and Corporate. The Retail/LTC Segment includes the operating results of the Company's Retail Pharmacy and LTC/RxCrossroads operating segments as the operations and economics characteristics are similar. The Company's segments maintain separate financial information for which operating results are evaluated on a regular basis by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company evaluates its Pharmacy Services and Retail/LTC segments’ performance based on net revenue, gross profit and operating profit before the effect of nonrecurring charges and gains and certain intersegment activities. The Company evaluates the performance of its Corporate Segment based on operating expenses before the effect of nonrecurring charges and gains and certain intersegment activities. The chief operating decision maker does not use total assets by segment to make decisions regarding resources, therefore the total asset disclosure by segment has not been included. See Note 1 “Significant Accounting Policies” for a description of the Pharmacy Services, Retail/LTC and Corporate segments and related significant accounting policies.

In 2016, approximately 11.2% of the Company’s consolidated net revenues were from Aetna, a Pharmacy Services Segment client. In 2015 and 2014, no single customer accounted for 10% or more of the Company’s consolidated net revenues. More than 99% of the Company’s consolidated net revenues are earned and long-lived assets are located in the United States.

Notes to Consolidated Financial Statements (continued)

The following table is a reconciliation of the Company’s business segments to the consolidated financial statements:

In millions	Pharmacy Services Segment(1)(2)	Retail/LTC Segment(2)	Corporate Segment	Intersegment Eliminations(2)	Consolidated Totals
2016:
Net revenues	$119,963	$81,100	$—	$(23,537)	$177,526
Gross profit(3)	5,901	23,738	—	(782)	28,857
Operating profit(4)(5)(6)	4,672	7,281	(894)	(721)	10,338
Depreciation and amortization	714	1,642	119	—	2,475
Additions to property and equipment	295	1,732	252	—	2,279
2015:
Net revenues	$100,363	$72,007	$—	$(19,080)	$153,290
Gross profit	5,227	21,992	—	(691)	26,528
Operating profit(5)(6)	3,989	7,130	(1,037)	(628)	9,454
Depreciation and amortization	654	1,336	102	—	2,092
Additions to property and equipment	359	1,883	125	—	2,367
2014:
Net revenues	$88,440	$67,798	$—	$(16,871)	$139,367
Gross profit	4,771	21,277	—	(681)	25,367
Operating profit	3,514	6,762	(796)	(681)	8,799
Depreciation and amortization	630	1,205	96	—	1,931
Additions to property and equipment	308	1,745	83	—	2,136

(1)
Net revenues of the Pharmacy Services Segment include approximately $10.5 billion, $8.9 billion and $8.1 billion of Retail Co-Payments for 2016, 2015 and 2014, respectively. See Note 1 “Significant Accounting Policies” to the consolidated financial statements for additional information about Retail Co-Payments.

(2)
Intersegment eliminations relate to intersegment revenue generating activities that occur between the Pharmacy Services Segment and the Retail/LTC Segment. These occur in the following ways: when members of Pharmacy Services Segment clients (“members”) fill prescriptions at the Company’s retail pharmacies to purchase covered products, when members enrolled in programs such as Maintenance Choice ® elect to pick up maintenance prescriptions at one of the Company’s retail pharmacies instead of receiving them through the mail, or when members have prescriptions filled at the Company’s long-term care pharmacies. When these occur, both the Pharmacy Services and Retail/LTC segments record the revenues, gross profit and operating profit on a standalone basis.

(3)
The Retail/LTC Segment gross profit for the year ended December 31, 2016 includes $46 million of acquisition-related integration costs. The integration costs are related to the acquisitions of Omnicare and the pharmacies and clinics of Target.

(4)	The Pharmacy Services Segment operating profit for the year ended December 31, 2016 includes the reversal of an accrual of $88 million in connection with a legal settlement.

(5)
The Retail/LTC Segment operating profit for the three months and year ended December 31, 2016 includes a $34 million asset impairment charge in connection with planned store closures in 2017 related to the Company’s enterprise streamlining initiative. The Retail/LTC Segment operating profit for the 2016 and 2015 include $281 million and $64 million, respectively, of acquisition-related integration costs. The integration costs are related to the acquisitions of Omnicare and the pharmacies and clinics of Target.

(6)
The Corporate Segment operating loss for the year ended December 31, 2016 includes $10 million of integration costs. For the year ended December 31, 2015, the Corporate Segment operating loss includes $156 million of acquisition-related transaction and integration costs and a $90 million charge related to a legacy lawsuit challenging the 1999 legal settlement by MedPartners of various securities class actions and a related derivative claim.

Notes to Consolidated Financial Statements (continued)

13    Earnings Per Share

The following is a reconciliation of basic and diluted earnings per share from continuing operations for the respective years:

In millions, except per share amounts	2016	2015	2014
Numerator for earnings per share calculation:
Income from continuing operations	$5,320	$5,230	$4,645
Income allocated to participating securities	(27)	(26)	(19)
Net income attributable to noncontrolling interest	(2)	(2)	—
Income from continuing operations attributable to CVS Health	$5,291	$5,202	$4,626

Denominator for earnings per share calculation:
Weighted average shares, basic	1,073	1,118	1,161
Effect of dilutive securities	6	8	8
Weighted average shares, diluted	1,079	1,126	1,169

Earnings per share from continuing operations:
Basic	$4.93	$4.65	$3.98
Diluted	$4.91	$4.62	$3.96

14    Quarterly Financial Information (Unaudited)

In millions, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2016:
Net revenues	$43,215	$43,725	$44,615	$45,971	$177,526
Gross profit	6,744	7,015	7,492	7,606	28,857
Operating profit	2,176	2,350	2,817	2,995	10,338
Income from continuing operations	1,147	924	1,542	1,707	5,320
Income (loss) from discontinued operations, net of tax	—	—	(1)	—	(1)
Net income attributable to CVS Health	1,146	924	1,540	1,707	5,317
Basic earnings per share:
Income from continuing operations attributable to CVS Health	$1.04	$0.86	$1.44	$1.60	$4.93
Income (loss) from discontinued operations attributable to CVS Health	$—	$—	$—	$—	$—
Net income attributable to CVS Health	$1.04	$0.86	$1.44	$1.60	$4.93
Diluted earnings per share:
Income from continuing operations attributable to CVS Health	$1.04	$0.86	$1.43	$1.59	$4.91
Income (loss) from discontinued operations attributable to CVS Health	$—	$—	$—	$—	$—
Net income attributable to CVS Health	$1.04	$0.86	$1.43	$1.59	$4.90
Dividends per share	$0.425	$0.425	$0.425	$0.425	$1.70
Stock price: (New York Stock Exchange)
High	$104.05	$106.10	$98.06	$88.80	$106.10
Low	$89.65	$93.21	$88.99	$73.53	$73.53

Notes to Consolidated Financial Statements (continued)

In millions, except per share amounts	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Year
2015:
Net revenues	$36,332	$37,169	$38,644	$41,145	$153,290
Gross profit	6,164	6,402	6,661	7,301	26,528
Operating profit	2,132	2,262	2,331	2,729	9,454
Income from continuing operations	1,221	1,272	1,237	1,500	5,230
Income (loss) from discontinued operations, net of tax	—	—	10	(1)	9
Net income attributable to CVS Health	1,221	1,272	1,246	1,498	5,237
Basic earnings per share:
Income from continuing operations attributable to CVS Health	$1.08	$1.13	$1.10	$1.35	$4.65
Income (loss) from discontinued operations attributable to CVS Health	$—	$—	$0.01	$—	$0.01
Net income attributable to CVS Health	$1.08	$1.13	$1.11	$1.35	$4.66
Diluted earnings per share:
Income from continuing operations attributable to CVS Health	$1.07	$1.12	$1.10	$1.34	$4.62
Income (loss) from discontinued operations attributable to CVS Health	$—	$—	$0.01	$—	$0.01
Net income attributable to CVS Health	$1.07	$1.12	$1.11	$1.34	$4.63
Dividends per share	$0.35	$0.35	$0.35	$0.35	$1.40
Stock price: (New York Stock Exchange)
High	$104.56	$106.47	$113.45	$105.29	$113.45
Low	$94.16	$98.74	$95.12	$91.56	$91.56

Five-Year Financial Summary

In millions, except per share amounts	2016	2015	2014	2013	2012
Statement of operations data:
Net revenues	$177,526	$153,290	$139,367	$126,761	$123,120
Gross profit	28,857	26,528	25,367	23,783	22,488
Operating expenses	18,519	17,074	16,568	15,746	15,278
Operating profit	10,338	9,454	8,799	8,037	7,210
Interest expense, net	1,058	838	600	509	557
Loss on early extinguishment of debt	643	—	521	—	348
Income tax provision(1)	3,317	3,386	3,033	2,928	2,436
Income from continuing operations	5,320	5,230	4,645	4,600	3,869
Income (loss) from discontinued operations, net of tax	(1)	9	(1)	(8)	(7)
Net income	5,319	5,239	4,644	4,592	3,862
Net (income) loss attributable to noncontrolling interest	(2)	(2)	—	—	2
Net income attributable to CVS Health	$5,317	$5,237	$4,644	$4,592	$3,864
Per share data:
Basic earnings per share:
Income from continuing operations attributable to CVS Health	$4.93	$4.65	$3.98	$3.78	$3.05
Income (loss) from discontinued operations attributable to CVS Health	$—	$0.01	$—	$(0.01)	$(0.01)
Net income attributable to CVS Health	$4.93	$4.66	$3.98	$3.77	$3.04
Diluted earnings per share:
Income from continuing operations attributable to CVS Health	$4.91	$4.62	$3.96	$3.75	$3.02
Income (loss) from discontinued operations attributable to CVS Health	$—	$0.01	$—	$(0.01)	$(0.01)
Net income attributable to CVS Health	$4.90	$4.63	$3.96	$3.74	$3.02
Cash dividends per share	$1.70	$1.40	$1.10	$0.90	$0.65
Balance sheet and other data:
Total assets(1)	$94,462	$92,437	$73,202	$70,550	$65,474
Long-term debt	$25,615	$26,267	$11,630	$12,767	$9,079
Total shareholders’ equity	$36,834	$37,203	$37,963	$37,938	$37,653
Number of stores (at end of year)	9,750	9,681	7,866	7,702	7,508

(1)
As of January 1, 2016, the Company early adopted Accounting Standard Update No. 2015-17, Income Taxes (Topic 740) issued by the Financial Accounting Standards Board in November 2015. The effect of the retrospective adoption on the Company’s historical consolidated balance sheets is a reduction in current assets and deferred income taxes of $1.2 billion, $985 million, $902 million and $693 million as of December 31, 2015, 2014, 2013 and 2012, respectively.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of CVS Health Corporation

We have audited the accompanying consolidated balance sheets of CVS Health Corporation as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CVS Health Corporation at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), CVS Health Corporation’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 9, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Boston, Massachusetts
February 9, 2017