Form 10-K, Exhibit 13
period 2017-12-31
CVS HEALTH Corp
filed 2018-02-14
CIK 64803

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and Cautionary Statement Concerning Forward-Looking Statements that are included in this Annual Report.

Overview of Our Business

CVS Health Corporation, together with its subsidiaries (collectively, “CVS Health,” the “Company,” “we,” “our” or “us”), is a pharmacy innovation company helping people on their path to better health. At the forefront of a changing health care landscape, the Company has an unmatched suite of capabilities and the expertise needed to drive innovations that will help shape the future of health care.

We are currently the only integrated pharmacy health care company with the ability to impact consumers, payors, and providers with innovative, channel-agnostic solutions. We have a deep understanding of their diverse needs through our unique integrated model, and we are bringing them innovative solutions that help increase access to quality care, deliver better health outcomes and lower overall health care costs.

Through more than 9,800 retail locations, more than 1,100 walk-in health care clinics, a leading pharmacy benefits manager with more than 94 million plan members, a dedicated senior pharmacy care business serving more than one million patients per year, expanding specialty pharmacy services and a leading stand-alone Medicare Part D prescription drug plan, we enable people, businesses, and communities to manage health in more affordable, effective ways. We are delivering break-through products and services, from advising patients on their medications at our CVS Pharmacy® locations, to introducing unique programs to help control costs for our clients at CVS Caremark®, to innovating how care is delivered to our patients with complex conditions through CVS Specialty®, to improving pharmacy care for the senior community through Omnicare®, or by expanding access to high-quality, low-cost care at CVS MinuteClinic®.

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

As a pharmacy benefits manager, we manage the dispensing of prescription drugs through our mail order pharmacies, specialty pharmacies, national network of long-term care pharmacies and more than 68,000 retail pharmacies, consisting of approximately 41,000 chain pharmacies (which includes our CVS Pharmacy® pharmacies) and 27,000 independent pharmacies, to eligible members in the benefit plans maintained by our clients and utilize our information systems to perform, among other things, safety checks, drug interaction screenings and brand-to-generic substitutions.

Our specialty pharmacies support individuals who require complex and expensive drug therapies. Our specialty pharmacy business includes mail order and retail specialty pharmacies that operate under the CVS Caremark®, Navarro® Health Services and Advanced Care Scripts (“ACS Pharmacy”) names. Substantially all of our mail service specialty pharmacies have been accredited by The Joint Commission, which is an independent, not-for-profit organization that accredits and certifies health care organizations and programs in the United States. We also offer specialty infusion services and enteral nutrition services through Coram LLC and its subsidiaries (collectively, “Coram”). With Specialty Connect®, which integrates our specialty pharmacy mail and retail capabilities, we provide members with disease-state specific counseling from our experienced specialty pharmacists and the choice to bring their specialty prescriptions to any CVS Pharmacy location. Whether submitted through one of our mail order pharmacy or at a CVS Pharmacy, all prescriptions are filled through the Company’s specialty mail order pharmacies, so all revenue from this specialty prescription services program is recorded within the Pharmacy Services Segment. Members then can choose to pick up their medication at their local CVS Pharmacy or have it sent to their home through the mail.

We also provide health management programs, which include integrated disease management for 18 conditions, through our AccordantCareTM rare disease management offering. The majority of these integrated programs are accredited by the National Committee for Quality Assurance.

In addition, through our SilverScript Insurance Company (“SilverScript”) subsidiary, we are a national provider of drug benefits to eligible beneficiaries under the federal government’s Medicare Part D program. As of December 31, 2017, we provided Medicare Part D plan benefits to approximately 5.5 million beneficiaries through SilverScript, including our individual and employer group waiver plans.

The Pharmacy Services Segment operates under the CVS Caremark® Pharmacy Services, Caremark®, CVS Caremark®, CVS Specialty®, AccordantCareTM, SilverScript®, Wellpartner®, Coram®, NovoLogix®, Navarro® Health Services and ACS Pharmacy names. As of December 31, 2017, the Pharmacy Services Segment operated 23 retail specialty pharmacy stores, 18 specialty mail order pharmacies, four mail order dispensing pharmacies, and 83 branches for infusion and enteral services, including approximately 73 ambulatory infusion suites and three centers of excellence, located in 42 states, Puerto Rico and the District of Columbia.

Overview of Our Retail/LTC Segment

Our Retail/LTC Segment sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products and cosmetics, personal care products, convenience foods, photo finishing, seasonal merchandise and greeting cards. With the acquisition of Omnicare’s long-term care (“LTC”) operations, the Retail/LTC Segment now also includes the distribution of prescription drugs, related pharmacy consulting and other ancillary services to chronic care facilities and other care settings. Omnicare operations also included commercialization services which were provided under the name RxCrossroads®  (“RxC”), until the sale of RxC was completed on January 2, 2018. See Note 3 “Goodwill and Other Intangibles” to our consolidated financial statements for more information. Our Retail/LTC Segment derives the majority of its revenues through the sale of prescription drugs, which are dispensed by our more than 32,000 pharmacists. The role of our retail pharmacists is expanding from primarily dispensing prescriptions to also providing services, including flu vaccinations as well as face-to-face patient counseling with respect to adherence to drug therapies, closing gaps in care, and more cost-effective drug therapies. Our integrated pharmacy services model enables us to enhance access to care while helping to lower overall health care costs and improve health outcomes.

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

Our proprietary loyalty card program, ExtraCare®, has about 62 million active cardholders, making it one of the largest and most successful retail loyalty card programs in the country.

As of December 31, 2017, our Retail/LTC Segment included 9,803 retail stores (of which 8,060 were our stores that operated a pharmacy and 1,695 were our pharmacies located within Target stores) located in 49 states, the District of Columbia, Puerto Rico and Brazil operating primarily under the CVS Pharmacy®, CVS®, CVS Pharmacy y más®, Longs Drugs®, Navarro Discount Pharmacy® and Drogaria OnofreTM names, 37 onsite pharmacies primarily operating under the CarePlus CVS PharmacyTM, CarePlus® and CVS Pharmacy® names, and 1,134 retail health care clinics operating under the MinuteClinic® name (of which 1,129 were located in our retail pharmacy stores or Target stores), and our online retail websites, CVS.com®, Navarro.comTM and Onofre.com.brTM. LTC operations are comprised of 145 spoke pharmacies that primarily handle new prescription orders, of which 30 are also hub pharmacies that use proprietary automation to support spoke pharmacies with refill prescriptions. LTC operates primarily under the Omnicare® and NeighborCare® names.

Overview of Our Corporate Segment

The Corporate Segment provides management and administrative services to support the Company. The Corporate Segment consists of certain aspects of our executive management, corporate relations, legal, compliance, human resources, information technology and finance departments.

Proposed Acquisition of Aetna

On December 3, 2017, we entered into a definitive merger agreement to acquire all of the outstanding shares of Aetna Inc. (“Aetna”) for a combination of cash and stock (“Aetna Acquisition”). Under the terms of the merger agreement, Aetna shareholders will receive $145.00 per share in cash and 0.8378 CVS Health shares for each Aetna share. The transaction values Aetna at approximately $207 per share or approximately $69 billion based on the Company’s 5-day volume weighted average price ending December 1, 2017 of $74.21 per share. Including the assumption of Aetna’s debt, the total value of the transaction is approximately $77 billion. The final purchase price will be determined based on the Company’s stock price on the date of closing of the transaction. We expect to finance the cash portion of the purchase price through a combination of cash on hand and by issuing approximately $45.0 billion of new debt, including senior notes and term loans (see “Liquidity and Capital Resources” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”). We made customary representations, warranties and covenants in the merger agreement, including, among others, a covenant, subject to certain exceptions, to conduct our business in the ordinary course between the execution of the merger agreement and the closing of the transaction.

The proposed acquisition is currently projected to close in the second half of 2018 and remains subject to approval by CVS Health and Aetna shareholders and customary closing conditions, including the expiration of the waiting period under the federal Hart-Scott-Rodino Antitrust Improvements Act of 1976 and approvals of state departments of insurance and U.S. and international regulators.

If the transaction is not completed, the Company could be liable to Aetna for a termination fee of $2.1 billion in connection with the merger agreement, depending on the reasons leading to such termination.

Results of Operations

Summary of our Consolidated Financial Results

	Year Ended December 31,
In millions, except per share amounts	2017	2016	2015
Net revenues	$184,765	$177,526	$153,290
Cost of revenues	156,220	148,669	126,762
Gross profit	28,545	28,857	26,528
Operating expenses	19,028	18,491	17,053
Operating profit	9,517	10,366	9,475
Interest expense, net	1,041	1,058	838
Loss on early extinguishment of debt	—	643	—
Other expense	208	28	21
Income before income tax provision	8,268	8,637	8,616
Income tax provision	1,637	3,317	3,386
Income from continuing operations	6,631	5,320	5,230
Income (loss) from discontinued operations, net of tax	(8)	(1)	9
Net income	6,623	5,319	5,239
Net income attributable to noncontrolling interest	(1)	(2)	(2)
Net income attributable to CVS Health	$6,622	$5,317	$5,237

Net revenues increased $7.2 billion in 2017 compared to 2016, and increased $24.2 billion in 2016 compared to 2015. As you review our performance in this area, we believe you should consider the following important information:

•

During 2017, net revenues in our Pharmacy Services Segment increased 8.9% and net revenues in our Retail/LTC Segment decreased 2.1% compared to the prior year. The Retail/LTC Segment decrease was primarily due to a decline in same store sales of 2.6% as a result of the previously-announced marketplace changes that restrict CVS Pharmacy from participating in certain networks.

•

During 2016, net revenues in our Pharmacy Services Segment increased by 19.5% and net revenues in our Retail/LTC Segment increased 12.6% compared to the prior year. The Retail/LTC Segment benefited from the 2015 acquisitions of Omnicare and the pharmacies and clinics of Target.

•

In 2017 and 2016, the Pharmacy Services Segment continued to grow from net new business and specialty. The increase in our generic dispensing rates in both of our operating segments continued to have a negative effect on net revenue in 2017 as compared to 2016, as well as in 2016 as compared to 2015.

Please see the Segment Analysis later in this document for additional information about our net revenues.

Gross profit decreased $312 million, or 1.1% in 2017, to $28.5 billion, as compared to $28.9 billion in 2016. Gross profit increased $2.3 billion, or 8.8% in 2016, to $28.9 billion, as compared to $26.5 billion in 2015. Gross profit as a percentage of net revenues declined to 15.4%, as compared to 16.3% in 2016 and 17.3% in 2015.

•

During 2017, gross profit in our Pharmacy Services Segment and Retail/LTC Segment increased by 2.4% and decreased by 1.8%, respectively, compared to the prior year. For the year ended December 31, 2017, gross profit as a percentage of net revenues in our Pharmacy Services Segment and Retail/LTC Segment was 4.6% and 29.4%, respectively.

•

During 2016, gross profit in our Pharmacy Services Segment and Retail/LTC Segment increased by 12.9% and 7.9%, respectively, compared to the prior year. For the year ended December 31, 2016, gross profit as a percentage of net revenues in our Pharmacy Services Segment and Retail/LTC Segment was 4.9% and 29.3%, respectively.

•

The increased weighting toward the Pharmacy Services Segment, which has a lower gross margin than the Retail/LTC Segment, resulted in a decline in consolidated gross profit as a percent of net revenues in 2017 as compared to 2016. In addition, gross profit for 2017 and 2016 has been negatively impacted by price compression in the Pharmacy Services Segment and reimbursement pressure in the Retail/LTC Segment.

•

Our gross profit continued to benefit from the increased utilization of generic drugs, which normally yield a higher gross profit rate than brand name drugs, in both the Pharmacy Services and Retail/LTC segments for 2017 and 2016, partially offsetting the negative impacts described above.

Please see the Segment Analysis later in this document for additional information about our gross profit.

Operating expenses increased $537 million, or 2.9%, in the year ended December 31, 2017, as compared to the prior year. Operating expenses as a percent of net revenues declined to 10.3% in the year ended December 31, 2017 compared to 10.4% in the prior year. The increase in operating expense dollars in the year ended December 31, 2017 was primarily due to an increase in charges of $181 million associated with the closure of 71 retail stores in connection with our enterprise streamlining initiative, goodwill impairment charges of $181 million related to the RxCrossroads reporting unit within the Retail/LTC Segment, $57 million of hurricane related expenses which were predominately in the Retail/LTC Segment, and new store openings. The increase in operating expenses also reflects the lack of a favorable impact for the reversal of an accrual of $85 million, in the Pharmacy Services Segment, in connection with a legal settlement in the year ended December 31, 2016. These matters which led to the increase in operating expenses in 2017 were partially offset by a decrease in acquisition-related transaction and integration costs of $226 million due to the bulk of the Omnicare related integration costs being incurred in 2016. The improvement in operating expenses as a percentage of net revenues in 2017 is primarily due to expense leverage from net revenue growth.

Operating expenses increased $1.4 billion, or 8.4%, in the year ended December 31, 2016, as compared to the prior year. Operating expenses as a percent of net revenues declined to 10.4% in the year ended December 31, 2016 compared to 11.1% in the prior year. The increase in operating expense dollars in the year ended December 31, 2016 was primarily due to the acquisition of the Target pharmacy and clinic businesses in December 2015, the Omnicare acquisition in August 2015 and incremental store operating costs associated with a higher store count, partially offset by lower legal settlement costs, including the reversal of an accrual of $85 million, in the Pharmacy Services Segment, in the year ended December 31, 2016. The improvement in operating expenses as a percentage of net revenues in 2016 was primarily due to expense leverage from net revenue growth.

Please see the Segment Analysis later in this document for additional information about operating expenses.

Interest expense, net for the years ended December 31 consisted of the following:

In millions	2017	2016	2015
Interest expense	$1,062	$1,078	$859
Interest income	(21)	(20)	(21)
Interest expense, net	$1,041	$1,058	$838

Net interest expense decreased $17 million during the year ended December 31, 2017, primarily due to the Company’s debt issuance and debt tender offers that occurred in 2016 which resulted in overall more favorable interest rates on the Company’s long-term debt. See Note 5 “Borrowings and Credit Agreements” to the consolidated financial statements for additional information. During 2016, net interest expense increased $220 million, primarily due to the $15 billion debt issuance in July 2015, the proceeds of which were used to fund the acquisitions of Omnicare and the pharmacies and clinics of Target, and repay the majority of the debt assumed in the Omnicare acquisition.

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

Income tax provision - On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act (the “TCJA”). Among numerous changes to existing tax laws, the TCJA permanently reduces the federal corporate income tax rate from 35% to 21% effective January 1, 2018. The effects of changes in tax rates on deferred tax balances are required to be taken into consideration in the period in which the changes are enacted, regardless of when they are effective. As the result of the reduction of the corporate income tax rate under the TCJA, the Company estimated the revaluation of its net deferred tax liabilities and recorded a provisional noncash income tax benefit of approximately $1.5 billion for year ended December 31, 2017. The Company has not completed all of its processes to determine the TCJA’s final impact. The final impact may differ from this provisional amount due to, among other things, changes in interpretations and assumptions the Company has made thus far and the issuance of additional regulatory or other guidance. The accounting is expected to be completed by the time the 2017 federal corporate income tax return is filed in 2018.

Our effective income tax rate was 19.8%, 38.4% and 39.3% in 2017, 2016 and 2015, respectively. The effective income tax rate was lower in 2017 compared to 2016 primarily due to the provisional impact of the TCJA, including the revaluation of net deferred tax liabilities. The effective income tax rate was lower in 2016 compared to 2015 primarily due to the resolution in 2016 of certain income tax matters in tax years through 2012, as well as other permanent items.

Income (loss) from discontinued operations - In connection with certain business dispositions completed between 1991 and 1997, the Company retained guarantees on store lease obligations for a number of former subsidiaries, including Linens ‘n Things, which filed for bankruptcy in 2008, and Bob’s stores, which filed for bankruptcy in 2016. The Company’s loss from discontinued operations includes lease-related costs required to satisfy its Linens ‘n Things and Bob’s Stores lease guarantees. We incurred a loss from discontinued operations, net of tax, of $8 million and $1 million in 2017 and 2016, respectively. The Company’s income from discontinued operations in 2015 of $9 million, net of tax, was related to the release of certain store lease guarantees due to the settlement of a dispute with a landlord.

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

	Pharmacy
	Services	Retail/LTC	Corporate	Intersegment	Consolidated
In millions	Segment(1)(2)	Segment(2)	Segment	Eliminations(2)	Totals
2017:
Net revenues	$130,596	$79,398	$—	$(25,229)	$184,765
Gross profit (3)	6,040	23,317	—	(812)	28,545
Operating profit (loss) (4)(5)	4,755	6,469	(966)	(741)	9,517
2016:
Net revenues	119,963	81,100	—	(23,537)	177,526
Gross profit (3)	5,901	23,738	—	(782)	28,857
Operating profit (loss) (4)(5)(6)(7)	4,676	7,302	(891)	(721)	10,366
2015:
Net revenues	100,363	72,007	—	(19,080)	153,290
Gross profit	5,227	21,992	—	(691)	26,528
Operating profit (loss) (4)(5)(6)(7)	3,992	7,146	(1,035)	(628)	9,475

(1)

Net revenues of the Pharmacy Services Segment include approximately $10.8 billion, $10.5 billion and $8.9 billion of Retail/LTC Co-Payments for 2017, 2016 and 2015, respectively. See Note 1 “Significant Accounting Policies - Revenue Recognition” to the consolidated financial statements for additional information about Retail/LTC Co-Payments.

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

(3)

The Retail/LTC Segment gross profit for the year ended December 31, 2017 and 2016, includes $2 million and $46 million, respectively, of acquisition-related integration costs. The integration costs in 2017 are related to the acquisition of Omnicare and the integration costs in 2016 are related to the acquisitions of Omnicare and the pharmacies and clinics of Target.

(4)

The Retail/LTC Segment operating profit for 2017, 2016 and 2015, include $34 million, $281 million and $64 million, respectively, of acquisition-related integration costs. The integration costs in 2017 are related to the acquisition of Omnicare. The integration costs in 2016 and 2015 are related to the acquisitions of Omnicare and the pharmacies and clinics of Target. Operating profit for the year ended December 31, 2017 also includes $215 million of charges associated with store rationalization and $181 million of goodwill impairment charges related to the RxCrossroads reporting unit. For the year ended December 31, 2016, operating profit includes a $34 million asset impairment charge in connection with planned store closures in 2017 related to our enterprise streamlining initiative.

(5)

The Corporate Segment operating loss for the year ended December 31, 2017, includes a reduction of $3 million in integration costs for a change in estimate related to the acquisition of Omnicare, $34 million in acquisition-related transaction costs related to the proposed Aetna acquisition and $9 million of transaction costs related to the divestiture of RxCrossroads. The Corporate Segment operating loss for the year ended December 31, 2016 includes integration costs of $10 million related to the acquisitions of Omnicare and the pharmacies and clinics of Target. For the year ended December 31, 2015, the Corporate Segment operating loss includes $156 million of acquisition-related transaction and integration costs related to the acquisitions of Omnicare and the pharmacies and clinics of Target and a $90 million charge related to a legacy lawsuit challenging the 1999 legal settlement by MedPartners of various securities class actions and a related derivative claim.

(6)	The Pharmacy Services Segment operating profit for the year ended December 31, 2016, includes the reversal of an accrual of $88 million in connection with a legal settlement.
(7)

Amounts revised to reflect the adoption of ASU 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which increased consolidated operating profit by $28 million and $21 million for the years ended December 31, 2016 and 2015, respectively.

Pharmacy Services Segment

The following table summarizes our Pharmacy Services Segment’s performance for the respective periods:

	Year Ended December 31,
In millions	2017	2016	2015
Net revenues	$130,596	$119,963	$100,363
Gross profit	$6,040	$5,901	$5,227
Gross profit % of net revenues	4.6%	4.9%	5.2%
Operating expenses (1)(2)	$1,285	$1,225	$1,235
Operating expenses % of net revenues	1.0%	1.0%	1.2%
Operating profit (1)	$4,755	$4,676	$3,992
Operating profit % of net revenues	3.6%	3.9%	4.0%
Net revenues:
Mail choice (3)	$45,709	$42,783	$37,828
Pharmacy network (4)	$84,555	$76,848	$62,240
Other	$332	$332	$295
Pharmacy claims processed (90 Day = 3 prescriptions) (5)(6):
Total	1,781.9	1,639.2	1,325.8
Mail choice (3)	265.2	251.5	241.1
Pharmacy network (4)	1,516.7	1,387.7	1,084.7
Generic dispensing rate (5)(6):
Total	87.0%	85.9%	83.9%
Mail choice (3)	83.1%	81.4%	79.4%
Pharmacy network (4)	87.7%	86.7%	84.9%
Mail choice penetration rate (5)(6)	14.9%	15.3%	18.2%

(1)

Amounts revised to reflect the adoption of ASU 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which decreased operating expenses and increased operating profit by $4 million and $3 million for the year ended December 31, 2016 and 2015, respectively.

(2)	The Pharmacy Services Segment operating expenses for the year ended December 31, 2016, includes the reversal of an accrual of $88 million in connection with a legal settlement.
(3)

Mail choice is defined as claims filled at a Pharmacy Services mail facility, which includes specialty mail claims inclusive of Specialty Connect®  claims picked up at retail, as well as prescriptions filled at our retail pharmacies under the Maintenance Choice® program.

(4)

Pharmacy network net revenues, claims processed and generic dispensing rates do not include Maintenance Choice activity, which is included within the mail choice category. Pharmacy network is defined as claims filled at retail and specialty retail pharmacies, including our retail pharmacies and long-term care pharmacies, but excluding Maintenance Choice activity.

(5)

Includes the adjustment to convert 90-day prescriptions to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal prescription.

(6)

The pharmacy claims processed, the generic dispensing rate and the mail choice penetration rate for the year ended December 31, 2016, has been revised to reflect 90-day prescriptions to the equivalent of three 30-day prescriptions.

Net revenues in our Pharmacy Services Segment increased $10.6 billion, or 8.9%, to $130.6 billion for the year ended December 31, 2017, as compared to the prior year. The increase is primarily due to growth in pharmacy network and specialty pharmacy volume as well as brand inflation, partially offset by continued price compression and increased generic dispensing.

Net revenues increased $19.6 billion, or 19.5%, to $120.0 billion for the year ended December 31, 2016, as compared to the prior year. The increase is primarily due to increased pharmacy network claims, growth in specialty pharmacy, growth in Medicare Part D, addition of ACS Pharmacy through the acquisition of Omnicare, and inflation, partially offset by increased generic dispensing and price compression.

As you review our Pharmacy Services Segment’s revenue performance, we believe you should also consider the following important information about the business:

•

Our mail choice claims processed increased 5.5% to 265.2 million claims, on a 30-day equivalent basis, in the year ended December 31, 2017, compared to 251.5 million claims in the prior year. During 2016, our mail choice claims processed increased 4.3% to 251.5 million claims on a 30-day equivalent basis. The increases in mail choice claims were driven by growth in specialty pharmacy claims, an increase in net new business, and continued adoption of our Maintenance Choice offerings.
•

During 2017 and 2016, our average revenue per mail choice claim, on a 30-day equivalent basis, increased by 1.7% and 8.3%, compared to 2016 and 2015, respectively. The increase in both years was primarily due to growth in specialty pharmacy and inflation.

•

Our pharmacy network claims processed increased 9.3% to 1,516.7 million claims in the year ended December 31, 2017, compared to 1,387.7 million claims in the prior year on a 30-day equivalent basis. During 2016, our pharmacy network claims processed, on a 30-day equivalent basis, increased 27.9% to 1,387.7 million compared to 1,084.7 million pharmacy network claims processed in 2015. These increases were primarily due to volume from net new business.

•	During 2017 and 2016, our average revenue per pharmacy network claim processed remained flat on a 30-day equivalent basis.
•

Our mail choice generic dispensing rate was 83.1%, 81.4% and 79.4% in the years ended December 31, 2017, 2016 and 2015, respectively. Our pharmacy network generic dispensing rate was 87.7%, 86.7%, and 84.9% in the years ended December 31, 2017, 2016 and 2015, respectively. These continued increases in mail choice and pharmacy network generic dispensing rates were primarily due to the impact of new generic drug introductions, and our continuous efforts to encourage plan members to use generic drugs when they are available and clinically appropriate. We believe our generic dispensing rates will continue to increase in future periods, albeit at a slower pace. This increase will be affected by, among other things, the number of new brand and generic drug introductions and our success at encouraging plan members to utilize generic drugs when they are available and clinically appropriate.

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

Gross profit increased $139 million, or 2.4%, to $6.0 billion in the year ended December 31, 2017, as compared to the prior year. Gross profit as a percentage of net revenues decreased to 4.6% for the year ended December 31, 2017, compared to 4.9% in the prior year. The increase in gross profit dollars in the year ended December 31, 2017 was primarily due to growth in specialty pharmacy, higher generic dispensing and favorable purchasing economics, partially offset by price compression. The decrease in gross profit as a percentage of net revenues was primarily due to changes in the mix of our business and continued price compression, partially offset by favorable generic dispensing and purchasing economics.

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

Operating expenses in our Pharmacy Services Segment, which include selling, general and administrative expenses, depreciation and amortization related to selling, general and administrative activities and administrative payroll, employee benefits and occupancy costs, were flat at 1.0% of net revenues in 2017 and 2016, compared to 1.2% in 2015.

Operating expenses increased $60 million or 4.9% in the year ended December 31, 2017, compared to the prior year. Operating expenses decreased $10 million or 0.8% in the year ended December 31, 2016, compared to the prior year. These changes in operating expense dollars are primarily due to an $88 million reversal of an accrual in connection with a legal settlement in 2016, partially offset by an increase in costs associated with the growth of our business.

Retail/LTC Segment

The following table summarizes our Retail/LTC Segment’s performance for the respective periods:

	Year Ended December 31,
In millions	2017	2016	2015
Net revenues	$79,398	$81,100	$72,007
Gross profit (1)	$23,317	$23,738	$21,992
Gross profit % of net revenues	29.4%	29.3%	30.5%
Operating expenses (2)(3)	$16,848	$16,436	$14,846
Operating expenses % of net revenues	21.2%	20.3%	20.6%
Operating profit (3)	$6,469	$7,302	$7,146
Operating profit % of net revenues	8.1%	9.0%	9.9%
Prescriptions filled (90 Day = 3 prescriptions) (4)	1,230.5	1,223.5	1,031.6
Net revenue increase (decrease):
Total	(2.1)%	12.6%	6.2%
Pharmacy	(2.2)%	15.9%	9.5%
Front Store	(1.9)%	0.3%	(2.5)%
Total prescription volume (90 Day = 3 prescriptions) (4)	0.6%	18.6%	10.2%
Same store sales increase (decrease) (5):
Total	(2.6)%	1.9%	1.7%
Pharmacy	(2.6)%	3.2%	4.5%
Front Store (6)	(2.6)%	(1.5)%	(5.0)%
Prescription volume (90 Day = 3 prescriptions) (4)	0.4%	3.6%	4.8%
Generic dispensing rates	87.3%	85.7%	84.5%
Pharmacy % of net revenues	75.0%	75.0%	72.9%

(1)

Gross profit for the years ended December 31, 2017 and 2016, includes $2 million and $46 million, respectively, of acquisition-related integration costs. In 2017, the integration costs related to the acquisition of Omnicare. In 2016, the integration costs related to the acquisitions of Omnicare and the pharmacies and clinics of Target.

(2)

Operating expenses for the years ended December 31, 2017, 2016 and 2015, include $32 million, $235 million and $64 million, respectively, of acquisition-related integration costs. In 2017, the integration costs related to the acquisition of Omnicare. In 2016 and 2015, the integration costs related to the acquisitions of Omnicare and the pharmacies and clinics of Target. For the year ended December 31, 2017, operating expenses include $215 million of charges associated with store closures and $181 million of goodwill impairment charges related to the segment’s RxCrossroads reporting unit. Operating expenses for the year ended December 31, 2016, also include a $34 million asset impairment charge in connection with planned store closures in 2017 related to our enterprise streamlining initiative.

(3)

Amounts revised to reflect the adoption of ASU 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which decreased operating expenses and increased operating profit by $21 million and $16 million for the year ended December 31, 2016 and 2015, respectively.

(4)

Includes the adjustment to convert 90‑day, non-specialty prescriptions to the equivalent of three 30‑day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal prescription.

(5)	Same store sales and prescriptions exclude revenues from MinuteClinic, and revenue and prescriptions from stores in Brazil, from LTC operations and from commercialization services.
(6)

Front store same store sales would have been approximately 520 basis points higher for the year ended December 31, 2015, if tobacco and the estimated associated basket sales were excluded from the year ended December 31, 2014.

Net revenues decreased approximately $1.7 billion, or 2.1%, to $79.4 billion for the year ended December 31, 2017, as compared to the prior year. The decrease was primarily due to a decline in same store sales as a result of the previously-announced marketplace changes that restrict CVS Pharmacy from participating in certain networks.

Net revenues increased approximately $9.1 billion, or 12.6%, to $81.1 billion for the year ended December 31, 2016, as compared to the prior year. This increase was primarily driven by the acquisitions of the pharmacies and clinics of Target and new stores, which accounted for approximately 640 basis points of our total net revenue percentage increase during the year, the acquisition of Omnicare’s LTC operations and a same store sales increase of 1.9%. As you review our Retail/LTC Segment’s performance in this area, we believe you should consider the following important information about the business:

•

Front store same store sales declined 2.6% in the year ended December 31, 2017, as compared to the prior year, and were negatively impacted approximately 30 basis points due to the absence of leap day in the current year. The decrease is primarily driven by softer customer traffic and efforts to rationalize promotional strategies, partially offset by an increase in basket size.

•

Pharmacy same store sales declined 2.6% in the year ended December 31, 2017, as compared to the prior year. Pharmacy same store sales were negatively impacted by approximately 390 basis points due to recent generic introductions. Same store prescription volumes increased 0.4%, including the approximately 420 basis point negative impact from previously-discussed marketplace changes that restrict CVS Pharmacy from participating in certain networks that had an.

•

Pharmacy revenues continue to be negatively impacted by the conversion of brand name drugs to equivalent generic drugs, which typically have a lower selling price. The generic dispensing rate grew to 87.3% for the year ended December 31, 2017, compared to 85.7% in the prior year. In addition, our pharmacy revenue growth has also been negatively affected by the mix of drugs sold, continued reimbursement pressure and the lack of significant new brand name drug introductions.

•	Pharmacy revenue growth may be impacted by industry changes in the LTC business, such as continuing lower occupancy rates at skilled nursing facilities.
•

Pharmacy revenue continued to benefit from our ability to attract and retain managed care customers, the increased use of pharmaceuticals by an aging population and as the first line of defense for health care.

Gross profit in our Retail/LTC Segment includes net revenues less the cost of merchandise sold during the reporting period and the related purchasing costs, warehousing costs, delivery costs and actual and estimated inventory losses.

Gross profit decreased $421 million, or 1.8%, to approximately $23.3 billion in the year ended December 31, 2017, as compared to the prior year. Gross profit as a percentage of net revenues increased slightly to 29.4% in year ended December 31, 2017, from 29.3% in 2016. Gross profit increased $1.7 billion, or 7.9%, to approximately $23.7 billion in the year ended December 31, 2016, as compared to the prior year. Gross profit as a percentage of net revenues decreased to 29.3% in year ended December 31, 2016, from 30.5% in 2015.

The decrease in gross profit dollars in both Retail Pharmacy and LTC in the year ended December 31, 2017, was primarily driven by the continued reimbursement pressure as well as a loss of prescriptions in Retail Pharmacy due to previously discussed network restrictions. In the year ended December 31, 2017, gross profit as a percentage of net revenues was relatively flat driven by increased front store margins which offset the continued reimbursement pressure on pharmacy. Front store margins increased due to changes in the mix of products sold and efforts to rationalize promotional strategies.

As you review our Retail/LTC Segment’s performance in this area, we believe you should consider the following important information about the business:

•

Front store revenues as a percentage of total Retail/LTC Segment net revenues for both of the years ended December 31, 2017 and 2016 was 23.6% and for the year ended December 31, 2015 was 26.5%. On average, our gross profit on front store revenues is higher than our gross profit on pharmacy revenues. The mix effect from a higher proportion of pharmacy sales had a negative effect on our overall gross profit as a percentage of net revenues for the years ended December 31, 2016 and 2015. This negative effect was partially offset by an increase in generic drugs dispensed, and an improved front store gross margin rate, which includes efforts to rationalize promotional strategies.

•

During 2017 and 2016, our front store gross profit as a percentage of net revenues increased compared to the prior year. In both years, the increase reflects a change in the mix of products sold, including store brand products, as a result of our efforts to rationalize promotional strategies.

•

Our pharmacy gross profit rates have been adversely affected by the efforts of managed care organizations, PBMs and governmental and other third-party payors to reduce their prescription drug costs, including the use of restrictive networks, as well as changes in the mix of our business within the pharmacy portion of the Retail/LTC Segment. In the event the reimbursement pressure accelerates, we may not be able to grow our revenues and gross profit dollars could be adversely impacted. The increased use of generic drugs has positively impacted our gross profit but has resulted in third-party payors augmenting their efforts to reduce reimbursement payments to retail pharmacies for prescriptions. This trend, which we expect to continue, reduces the benefit we realize from brand to generic product conversions.

Operating expenses in our Retail/LTC Segment include store payroll, store employee benefits, store occupancy costs, selling expenses, advertising expenses, depreciation and amortization expense and certain administrative expenses.

Operating expenses increased $412 million, or 2.5% to $16.8 billion, or 21.2% as a percentage of net revenues, in the year ended December 31, 2017, as compared to $16.4 billion, or 20.3% as a percentage of net revenues, in the prior year. Operating expenses increased $1.6 billion, or 10.7%, to $16.4 billion, or 20.3% as a percentage of net revenues, in the year ended December 31, 2016, as compared to $14.9 billion, or 20.6% as a percentage of net revenues, in the prior year.

The increase in operating expense dollars for the year ended December 31, 2017, was primarily due to $181 million increase in charges associated with the closure of 71 retail stores in connection with our enterprise streamlining initiative, $181 million of goodwill impairment charges related to the RxCrossroads reporting unit, which was subsequently sold on January 2, 2018, $55 million in hurricane related costs, and new store openings. Operating expenses as a percentage of net revenues for the year ended December 31, 2017 increased due to a decline in expense leverage with the loss of business from restricted network changes.

The increase in operating expense dollars for the year ended December 31, 2016, was primarily due to the 2015 acquisitions of LTC and the pharmacies and clinics within Target stores, including acquisition-related integration costs of $235 million, as well as incremental store operating costs associated with operating more stores. Operating expenses for the year ended December 31, 2016, includes a gain from a legal settlement with certain credit card companies of $32 million and an asset impairment charge of $34 million in connection with planned store closures in 2017 related to our enterprise streamlining initiative. Additionally, in April 2016, the Retail/LTC Segment made a charitable contribution of $32 million to the CVS Foundation to fund future charitable giving. The CVS Foundation is a non-profit entity that focuses on health, education and community involvement programs. The charitable contribution was recorded as an operating expense in the year ended December 31, 2016.

Corporate Segment

Operating expenses increased $75 million, or 8.4%, to $966 million in the year ended December 31, 2017, as compared to the prior year. Operating expenses decreased $144 million, or 13.9%, to $891 million in the year ended December 31, 2016. Operating expenses within the Corporate Segment include executive management, corporate relations, legal, compliance, human resources, information technology and finance related costs. The increase in operating expenses for the year ended December 31, 2017, was partially driven by ongoing investments in strategic initiatives and increased employee benefit costs. Operating expenses for the year ended December 31, 2017, include $34 million in transaction costs associated with the proposed acquisition of Aetna, $9 million of transaction costs associated with the divestiture of RxCrossroads. The decrease in operating expenses for the year ended December 31, 2016 was primarily due to acquisition-related transaction and integration costs associated with the acquisition of Omnicare that occurred in August 2015, and the acquisition of the pharmacies and clinics of Target that occurred in December 2015.

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

The change in cash and cash equivalents is as follows:

	Year Ended December 31,
In millions	2017	2016	2015
Net cash provided by operating activities	$8,007	$10,141	$8,539
Net cash used in investing activities	(2,932)	(2,470)	(13,420)
Net cash provided by (used in) financing activities	(6,751)	(6,761)	4,879
Effect of exchange rate changes on cash and cash equivalents	1	2	(20)
Net increase (decrease) in cash and cash equivalents	$(1,675)	$912	$(22)

Net cash provided by operating activities decreased by $2.1 billion in 2017 and increased by $1.6 billion in 2016. These changes are primarily related to the timing of payments for our Medicare Part D operations.

Net cash used in investing activities increased by $462 million in 2017 and decreased $11.0 billion in 2016. The increase in 2017 is largely driven by an increase in acquisition activity as compared to 2016. The decrease in 2016 was primarily due to the $9.6 billion paid for the acquisition of Omnicare and the $1.9 billion paid for the acquisition of the pharmacies and clinics of Target in 2015, compared to the $539 million paid for acquisitions in 2016.

In 2017, gross capital expenditures totaled approximately $1.9 billion, a decrease of approximately $306 million compared to the prior year. The decrease in 2017 capital expenditures is due to the Target integration being completed in 2016. During 2017, approximately 25% of our total capital expenditures were for new store construction, 30% were for store, fulfillment and support facilities expansion and improvements and 45% were for technology and other corporate initiatives. Gross capital expenditures totaled approximately $2.2 billion and $2.4 billion during 2016 and 2015, respectively. During 2016, approximately 31% of our total capital expenditures were for new store construction, 20% were for store, fulfillment and support facilities expansion and improvements and 49% were for technology and other corporate initiatives.

Proceeds from sale-leaseback transactions totaled $265 million in 2017. This compares to $230 million in 2016 and $411 million in 2015. Under the sale-leaseback transactions, the properties are generally sold at net book value, which generally approximates fair value, and the resulting leases generally qualify and are accounted for as operating leases. The specific timing and amount of future sale-leaseback transactions will vary depending on future market conditions and other factors.

Below is a summary of our store development activity for the respective years:

	2017 (2)	2016 (2)	2015 (2)
Total stores (beginning of year)	9,750	9,665	7,866
New and acquired stores (1)	179	132	1,833
Closed stores (1)	(83)	(47)	(34)
Total stores (end of year)	9,846	9,750	9,665
Relocated stores	30	50	58

(1)	Relocated stores are not included in new or closed store totals.
(2)	Includes retail drugstores, certain onsite pharmacy stores, specialty pharmacy stores and pharmacies within Target stores.

Net cash used in financing activities was $6.8 billion in both 2017 and 2016 as net borrowings and net payments to shareholders were relatively flat in both years. Net cash provided by financing activities was $4.9 billion in 2015 versus net cash used in financing activities of $6.8 billion in 2016. The difference of $11.6 billion was primarily due to higher net borrowings in 2015, including the $14.8 billion in net proceeds received from the July 2015 debt issuance that was used to fund the acquisition of Omnicare and the acquisition of the pharmacies and clinics of Target.

Share repurchase programs — The following share repurchase programs were authorized by the Company’s Board of Directors:

In billions		Remaining as of
Authorization Date	Authorized	December 31, 2017
November 2, 2016 (“2016 Repurchase Program”)	$15.0	$13.9
December 15, 2014 (“2014 Repurchase Program”)	10.0	—
December 17, 2013 (“2013 Repurchase Program”)	6.0	—

The share Repurchase Programs, each of which was effective immediately, permit the Company to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase (“ASR”) transactions, and/or other derivative transactions. The 2016 Repurchase Program can be modified or terminated by the Board of Directors at any time.

Pursuant to the authorization under the 2014 Repurchase Program, in August 2016, the Company entered into two fixed dollar ASRs with Barclays Bank PLC (“Barclays”) for a total of $3.6 billion. Upon payment of the $3.6 billion purchase price in January 2017, the Company received a number of shares of its common stock equal to 80% of the $3.6 billion notional amount of the ASRs or approximately 36.1 million shares, which were placed into treasury stock in January 2017. The ASRs were accounted for as an initial treasury stock transaction for $2.9 billion and a forward contract for $0.7 billion. In April 2017, the Company received 9.9 million shares of common stock, representing the remaining 20% of the $3.6 billion notional amount of the ASRs, thereby concluding the ASRs. The remaining 9.9 million shares of common stock delivered to the Company by Barclays were placed into treasury stock and the forward contract was reclassified from capital surplus to treasury stock in April 2017.

Pursuant to the authorization under the 2014 Repurchase Program, in December 2015, the Company entered into a $725 million fixed dollar ASR with Barclays. Upon payment of the $725 million purchase price in December 2015, the Company received a number of shares of its common stock equal to 80% of the $725 million notional amount of the ASR or approximately 6.2 million shares. The initial 6.2 million shares of common stock delivered to the Company by Barclays were placed into treasury stock in December 2015. The ASR was accounted for as an initial treasury stock transaction of $580 million and a forward contract of $145 million. The forward contract was classified as an equity instrument and was recorded within capital surplus on the consolidated balance sheet. In January 2016, the Company received 1.4 million shares of common stock, representing the remaining 20% of the $725 million notional amount of the ASR, thereby concluding the ASR. The remaining 1.4 million shares of common stock delivered to the Company by Barclays were placed into treasury stock in January 2016 and the forward contract was reclassified from capital surplus to treasury stock.

Pursuant to the authorization under the 2013 Repurchase Programs, in January 2015, the Company entered into a $2.0 billion fixed dollar ASR agreement with J.P. Morgan Chase Bank (“JP Morgan”). Upon payment of the $2.0 billion purchase price in January 2015, the Company received a number of shares of its common stock equal to 80% of the $2.0 billion notional amount of the ASR agreement or approximately 16.8 million shares, which were placed into treasury stock in January 2015. In May 2015, the Company received approximately 3.1 million shares of common stock, representing the remaining 20% of the $2.0 billion notional amount of the ASR, thereby concluding the ASR. The remaining 3.1 million shares of common stock delivered to the Company by JP Morgan were placed into treasury stock in May 2015. The ASR was accounted for as an initial treasury stock transaction of $1.6 billion and a forward contract of $0.4 billion. The forward contract was classified as an equity instrument and was initially recorded within capital surplus on the consolidated balance sheet and was reclassified to treasury stock upon the settlement of the ASR in May 2015.

In the ASR transactions described above, the initial repurchase of the shares and delivery of the remainder of the shares to conclude the ASR, resulted in an immediate reduction of the outstanding shares used to calculate the weighted average common shares outstanding for basic and diluted earnings per share.

During the year ended December 31, 2017, the Company repurchased an aggregate of 55.4 million shares of common stock for approximately $4.4 billion under the 2014 and 2016 Repurchase Programs. As of December 31, 2017, there remained an aggregate of approximately $13.9 billion available for future repurchases under the 2016 Repurchase Program and the 2014 Repurchase Program was complete. During the fourth quarter of 2017, the Company suspended share repurchase activity as a result of the Aetna Acquisition.

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

Short-term borrowings - The Company had approximately $1.3 billion of commercial paper outstanding at a weighted average interest rate of 2.0% as of December 31, 2017. The Company had approximately $1.9 billion of commercial paper outstanding at a weighted average interest rate of 1.22% as of December 31, 2016. In connection with its commercial paper program, the Company maintains a $1.0 billion 364-day unsecured back-up credit facility, which expires on May 17, 2018, a $1.25 billion, five-year unsecured back-up credit facility, which expires on July 24, 2019, a $1.25 billion, five-year unsecured back-up credit facility, which expires on July 1, 2020, and a $1.0 billion, five-year unsecured back-up credit facility which expires on May 18, 2022. The credit facilities allow for borrowings at various rates that are dependent, in part, on the Company’s public debt ratings and require the Company to pay a weighted average quarterly facility fee of approximately 0.02%, regardless of usage. As of December 31, 2016, there were no borrowings outstanding under the back-up credit facilities. During 2018, the Company intends to refinance the 364-day unsecured back-up credit facility, which expires on May 17, 2018.

On December 3, 2017, in connection with the proposed acquisition of Aetna, the Company entered into a $49.0 billion unsecured bridge loan facility. The Company paid approximately $221 million in fees upon entering into the agreement. The fees were capitalized in other current assets and will be amortized as interest expense over the period the bridge facility is outstanding. The bridge loan facility was reduced to $44.0 billion on December 15, 2017 upon the Company entering into a $5.0 billion term loan agreement. The Company recorded $56 million of amortization of the bridge loan facility fees during the year ended December 31, 2017, which was recorded in interest expense. On December 15, 2017, in connection with the proposed acquisition of Aetna, the Company entered into a $5.0 billion unsecured term loan agreement. The term loan facility under the term loan agreement consists of a $3.0 billion three-year tranche and a $2.0 billion five-year tranche. The term loan facility allows for borrowings at various rates that are dependent, in part, on the Company’s debt ratings and require the Company to pay a weighted average quarterly commitment fee, regardless of usage.

On January 3, 2017, the Company entered into a $2.5 billion revolving credit facility. The credit facility allows for borrowings at various rates that are dependent, in part, on the Company’s debt ratings and require the Company to pay a weighted average quarterly facility fee of approximately 0.03%, regardless of usage. The Company terminated the credit facility in May 2017.

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

The remaining principal of the Omnicare debt assumed was comprised of senior unsecured notes with an aggregate principal amount of $700 million ($400 million of 4.75% senior notes due 2022 and $300 million of 5% senior notes due 2024). In September 2015, the Company commenced exchange offers for the 4.75% senior notes due 2022 and the 5%

senior notes due 2024 to exchange all validly tendered and accepted notes issued by Omnicare for notes to be issued by the Company. This offer expired on October 20, 2015 and the aggregate principal amounts of $388 million of the 4.75% senior notes due 2022 and $296 million of the 5% senior notes due 2024 were validly tendered and exchanged for notes issued by the Company. The Company recorded this exchange transaction as a modification of the original debt instruments. Consequently, no gain or loss on extinguishment was recognized in the Company’s consolidated income statement as a result of this exchange transaction and the issuance costs of the new debt were expensed as incurred.

Our back-up credit facilities and unsecured senior notes (see Note 5 “Borrowings and Credit Agreements” to the consolidated financial statements) contain customary restrictive financial and operating covenants. The covenants do not materially affect the Company’s financial or operating flexibility. As of December 31, 2017, the Company is in compliance with all debt covenants.

As of December 31, 2017, we had outstanding derivative financial instruments (see Note 1 “Significant Accounting Policies” to the consolidated financial statements). We had no outstanding derivative financial instruments as of December 31, 2016.

Debt Ratings - As of December 31, 2017, our long-term debt was rated “Baa1” by Moody’s and “BBB+” by Standard & Poor’s, and our commercial paper program was rated “P‑2” by Moody’s and “A‑2” by Standard & Poor’s. In December 2017, subsequent to the announcement of the proposed acquisition of Aetna, Moody’s changed the outlook on our long-term debt to “Under Review” from “Stable.” Similarly, S&P placed our-long-term debt outlook on “Watch Negative” from “Stable”. The outlook for the commercial paper program was unchanged. In assessing our credit strength, we believe that both Moody’s and Standard & Poor’s considered, among other things, our capital structure and financial policies as well as our consolidated balance sheet, our historical acquisition activity and other financial information. Although we currently believe our long-term debt ratings will remain investment grade, we cannot guarantee the future actions of Moody’s and/or Standard & Poor’s. Our debt ratings have a direct impact on our future borrowing costs, access to capital markets and new store operating lease costs.

Quarterly Cash Dividend - In December 2016, our Board of Directors authorized an 18% increase in our quarterly common stock cash dividend to $0.50 per share effective in 2017. This increase equated to an annual dividend rate of $2.00 per share. The Company expects to maintain its quarterly dividend of $0.50 per share throughout 2018. In December 2015, our Board of Directors authorized a 21% increase in our quarterly common stock cash dividend to $0.425 per share. This increase equated to an annual dividend rate of $1.70 per share. In December 2014, our Board of directors authorized a 27% increase to our quarterly common stock cash dividend to $0.35 per share. This increase equated to an annual dividend rate of $1.40 per share.

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

Between 1995 and 1997, we sold or spun off a number of subsidiaries, including Bob’s Stores, Linens ‘n Things, and Marshalls. In many cases, when a former subsidiary leased a store, the Company provided a guarantee of the store’s lease obligations. When the subsidiaries were disposed of, the Company’s guarantees remained in place, although each initial purchaser agreed to indemnify the Company for any lease obligations the Company was required to satisfy. If any of the purchasers or any of the former subsidiaries were to become insolvent and failed to make the required payments under a store lease, the Company could be required to satisfy these obligations.

As of December 31, 2017, we guaranteed approximately 85 such store leases (excluding the lease guarantees related to Linens ‘n Things), with the maximum remaining lease term extending through 2029. Management believes the ultimate disposition of any of the remaining lease guarantees will not have a material adverse effect on the Company’s consolidated financial condition or future cash flows. Please see “Income (loss) from discontinued operations”

previously in this document for further information regarding our guarantee of certain Linens ‘n Things’ store lease obligations.

Below is a summary of our significant contractual obligations as of December 31, 2017:

	Payments Due by Period
In millions	Total	2018	2019 to 2020	2021 to 2022	Thereafter
Operating leases	$27,151	$2,493	$4,562	$4,006	$16,090
Lease obligations from discontinued operations	11	3	5	3	—
Capital lease obligations	1,342	74	148	146	974
Contractual lease obligations with Target (1)	1,924	—	—	—	1,924
Long-term debt	25,224	3,523	3,600	5,449	12,652
Interest payments on long-term debt (2)	10,469	893	1,614	1,343	6,619
Other long-term liabilities in the consolidated balance sheet	468	52	346	33	37
	$66,589	$7,038	$10,275	$10,980	$38,296

(1)

The Company leases pharmacy and clinic space from Target Corporation (“Target”). See Note 7 “Leases” to the consolidated financial statements for additional information regarding the lease arrangements with Target. Amounts related to the operating and capital leases with Target are reflected within the operating leases and capital lease obligations above. Amounts due in excess of the remaining estimated economic lives of the buildings are reflected herein assuming equivalent stores continue to operate through the term of the arrangements.

(2)	Interest payments on long-term debt are calculated on outstanding balances and interest rates in effect on December 31, 2017.

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

Our significant accounting policies are discussed in Note 1 “Significant Accounting Policies” to our consolidated financial statements. We believe the following accounting policies include a higher degree of judgment and/or complexity and, thus, are considered to be critical accounting policies. We have discussed the development and selection of our critical accounting policies with the Audit Committee of our Board of Directors and the Audit Committee has reviewed our disclosures relating to them.

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

In addition to these premiums, our net revenues include co-payments, coverage gap benefits, deductibles and co-insurance (collectively, the “Member Co-Payments”) related to PDP members’ actual prescription claims. In certain cases, CMS subsidizes a portion of these Member Co-Payments and we are paid an estimated prospective Member Co-Payment subsidy, each month. The prospective Member Co-Payment subsidy amounts received from CMS are also included in our net revenues. These amounts represent 7.2%, 5.9% and 6.3% of consolidated net revenues in 2017, 2016 and 2015, respectively. If the prospective Member Co-Payment subsidies received differ from the amounts based on actual prescription claims, the difference is recorded in either accounts receivable or accrued expenses. We account for fully insured CMS obligations and Member Co-Payments (including the amounts subsidized by CMS) using the gross method consistent with our revenue recognition policies for Mail Co-Payments and Retail Co-Payments. We have recorded estimates of various assets and liabilities arising from our participation in the Medicare Part D program based on information in our claims management and enrollment systems. Significant estimates arising from our participation in the Medicare Part D program include: (i) estimates of low-income cost subsidy, reinsurance amounts and coverage gap discount amounts ultimately payable to or receivable from CMS based on a detailed claims reconciliation, (ii) an estimate of amounts payable to CMS under a risk-sharing feature of the Medicare Part D program design, referred to as the risk corridor and (iii) estimates for claims that have been reported and are in the process of being paid or contested and for our estimate of claims that have been incurred but have not yet been reported. Actual amounts of Medicare Part D-related assets and liabilities could differ significantly from amounts recorded. Historically, the effect of these adjustments has not been material to our results of operations or financial position.

Retail/LTC Segment

Retail Pharmacy - We recognize revenue from the sale of front store merchandise at the time the merchandise is purchased by the retail customer and recognize revenue from the sale of prescription drugs when the prescription is picked up by the customer. Customer returns are not material. Sales taxes are not included in revenue.

Long-term Care - We recognize revenue when products are delivered or services are rendered or provided to our customers, prices are fixed and determinable, and collection is reasonably assured. A significant portion of our revenues from sales of pharmaceutical and medical products are reimbursed by the federal Medicare Part D program and, to a lesser extent, state Medicaid programs. Payments for services rendered to patients covered by these programs are generally less than billed charges. We monitor our revenues and receivables from these reimbursement sources, as well as other third party insurance payors, and record an estimated contractual allowance for sales and receivable balances at the revenue recognition date, to properly account for anticipated differences between billed and reimbursed amounts. Accordingly, the total net revenues and receivables reported in our consolidated financial statements are recorded at the amount expected to be ultimately received from these payors. Since billing functions for a portion of our revenue systems are largely computerized, enabling on-line adjudication at the time of sale to record net revenues, our exposure in connection with estimating contractual allowance adjustments is limited primarily to unbilled and initially rejected Medicare, Medicaid and third party claims (typically approved for reimbursement once additional information is provided to the payor). For the remaining portion of our revenue systems, the contractual allowance is estimated for all billed, unbilled and initially rejected Medicare, Medicaid and third party claims. We evaluate several criteria in developing the estimated contractual allowances on a monthly basis, including historical trends based on actual claims paid, current contract and reimbursement terms, and changes in customer base and payor/product mix. Contractual allowance estimates are adjusted to actual amounts as cash is received and claims are settled, and the aggregate impact of these resulting adjustments was not significant to our results of operations. Further, we do not expect the impact of changes in estimates related to unsettled contractual allowance amounts from Medicare, Medicaid and third party payors as of December 31, 2017 to be significant to our future consolidated results of operations, financial position and cash flows.

Patient co-payments associated with Medicare Part D, certain state Medicaid programs, Medicare Part B and certain third party payors are typically not collected at the time products are delivered or services are rendered, but are billed to the individuals as part of our normal billing procedures and subject to our normal accounts receivable collections procedures.

Health Care Clinics - for services provided by our health care clinics, revenue recognition occurs for completed services provided to patients, with adjustments made for third party payor contractual obligations and patient direct bill historical collection rates.

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

Our allowance for doubtful accounts as of December 31, 2017 was $307 million, compared with $286 million as of December 31, 2016. Our allowance for doubtful accounts represented 2.3% of gross receivables (net of contractual allowance adjustments) as of both December 31, 2017 and 2016. Unforeseen future developments could lead to changes in our provision for doubtful accounts levels and future allowance for doubtful accounts percentages. For example, a one percentage point increase in the allowance for doubtful accounts as a percentage of gross receivables as of December 31, 2017 would result in an increase to the provision of doubtful accounts of approximately $135 million.

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

Our total reserve for estimated inventory losses covered by this critical accounting policy was $297 million as of December 31, 2017. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for estimated inventory losses, it is possible that actual results could differ. In order to help you assess the aggregate risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated inventory losses, which we believe is a reasonably likely change, would increase or decrease our total reserve for estimated inventory losses by about $30 million as of December 31, 2017.

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

Goodwill is tested for impairment on a reporting unit basis. The impairment test is calculated by comparing the reporting unit’s fair value with its net book value (or carrying amount), including goodwill. The fair value of our reporting units is estimated using a combination of a discounted cash flow method and a market multiple method. If the fair value of the reporting unit exceeds its carrying amount, the reporting unit’s goodwill is considered to be impaired and an impairment is recognized in an amount equal to the excess.

The determination of the fair value of our reporting units requires the Company to make significant assumptions and estimates. These assumptions and estimates primarily include, but are not limited to, the selection of appropriate peer group companies; control premiums and valuation multiples appropriate for acquisitions in the industries in which the Company competes; discount rates, terminal growth rates; and forecasts of revenue, operating profit, depreciation and amortization, capital expenditures and future working capital requirements. When determining these assumptions and preparing these estimates, we consider each reporting unit’s historical results and current operating trends and our consolidated revenues, profitability and cash flow results, forecasts and industry trends. Our estimates can be affected by a number of factors including, but not limited to, general economic and regulatory conditions, our market capitalization, efforts of customers and payers to reduce costs including their prescription drug costs and/or increase member co-payments, the continued efforts of competitors to gain market share and consumer spending patterns.

The carrying value of goodwill and other intangible assets covered by this critical accounting policy was $38.5 billion and $13.5 billion as of December 31, 2017, respectively. We recorded $181 million in goodwill impairments in 2017 related to our RxCrossroads reporting unit, see Note 3 “Goodwill and Other Intangibles” to our consolidated financial statements. We did not record any impairment losses related to goodwill or other intangible assets during 2016 or 2015. During the third quarter of 2017, we performed our required annual impairment tests of goodwill and indefinitely-lived trademarks. The goodwill impairment tests resulted in the fair values of our Pharmacy Services and Retail Pharmacy reporting units exceeding their carrying values by significant margins. The fair values of our LTC and RxC reporting units exceeded their carrying values by approximately 1% and 6%, respectively. The balance of goodwill for our LTC and RxCrossroads reporting units at December 31, 2017 was approximately $6.5 billion and $0.4 billion, respectively. On January 2, 2018, we sold our RxCrossroads reporting unit to McKesson Corporation for $725 million.

Although we believe we have sufficient current and historical information available to us to test for impairment, it is possible that actual results could differ from the estimates used in our impairment tests.

As previously discussed, the results of our annual goodwill impairment test resulted in the fair value of our LTC reporting unit exceeding its carrying value by approximately 1%. Our multi-year cash flow projections for our LTC reporting unit have declined from the prior year due to customer reimbursement pressures, industry trends such as lower occupancy rates in skilled nursing facilities, and client retention rates. Our projected discounted cash flow model assumes future script growth from our senior living initiative and the impact of acquisitions. Such projections also include expected cost savings from labor productivity and other initiatives. Our market multiple method is heavily dependent on earnings multiples of market participants in the pharmacy industry, including certain competitors and suppliers. If we do not achieve our forecasts, given the small excess of fair value over the related carrying value, as well as current market conditions in the healthcare industry, it is reasonably possible that the operational performance of the LTC reporting unit could be below our current expectations in the near term and the LTC reporting unit could be deemed to be impaired by a material amount.

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

Our total closed store lease liability covered by this critical accounting policy was $344 million as of December 31, 2017. This amount is net of $156 million of estimated sublease income that is subject to the uncertainties discussed above. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for sublease income, it is possible that actual results could differ.

In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimated sublease income, which we believe is a reasonably likely change, would increase or decrease our total closed store lease liability by about $16 million as of December 31, 2017.

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

Our total self-insurance liability covered by this critical accounting policy was $696 million as of December 31, 2017. Although we believe we have sufficient current and historical information available to us to record reasonable estimates for our self-insurance liability, it is possible that actual results could differ. In order to help you assess the risk, if any, associated with the uncertainties discussed above, a ten percent (10%) pre-tax change in our estimate for our self-insurance liability, which we believe is a reasonably likely change, would increase or decrease our self-insurance liability by about $70 million as of December 31, 2017.

We have not made any material changes in the accounting methodology used to establish our self-insurance liability during the past three years.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are established for any temporary differences between financial and tax reporting bases and are adjusted as needed to reflect changes in the enacted tax rates expected to be in effect when the temporary differences reverse. Such adjustments are recorded in the period in which changes in tax laws are enacted, regardless of when they are effective. Deferred tax assets are reduced, if necessary, by a valuation allowance to the extent future realization of those losses, deductions or other tax benefits is sufficiently uncertain.

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

Cautionary Statement Concerning Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of the Company. In addition, the Company and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”) and in its reports to stockholders, press releases, webcasts, conference calls, meetings and other communications. Generally, the inclusion of the words “believe,” “expect,” “intend,” “estimate,” “project,” “anticipate,” “will,” “should” and similar expressions identify statements that constitute forward-looking statements. All statements addressing operating performance of CVS Health Corporation or any subsidiary, events or developments that the Company expects or anticipates will occur in the future, including statements relating to corporate strategy; revenue growth; earnings or earnings per common share growth; adjusted earnings or adjusted earnings per common share growth; free cash flow; debt ratings; inventory levels; inventory turn and loss rates; store development; relocations and new market entries; retail pharmacy business, sales trends and operations; PBM business, sales trends and operations; specialty pharmacy business, sales trends and operations; LTC pharmacy business, sales trends and operations; the Company’s ability to attract or retain customers and clients; Medicare Part D competitive bidding, enrollment and operations; new product development; and the impact of industry and regulatory developments, as well as statements expressing optimism or pessimism about future operating results or events, are forward-looking statements within the meaning of the Reform Act.

The forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons as described in our SEC filings, including those set forth in the Risk Factors section within the 2017 Annual Report on Form 10-K, and including, but not limited to:

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

•	Efforts to increase reimbursement rates in PBM pharmacy networks and to inhibit the ability of PBMs to audit network pharmacies for fraud, waste and abuse.
•	Risks related to increasing oversight of PBM activities by state departments of insurance and boards of pharmacy.

•

A highly competitive business environment, including the uncertain impact of increased consolidation in the PBM industry, the possibility of combinations, joint ventures or other collaboration between PBMs and retailers, uncertainty concerning the ability of our retail pharmacy business to secure and maintain contractual relationships with PBMs and other payors on acceptable terms, uncertainty concerning the ability of our PBM business to secure and maintain competitive access, pricing and other contract terms from retail network pharmacies in an environment where some PBM clients are willing to consider adopting narrow or more restricted retail pharmacy networks, the possibility of our retail stores or specialty pharmacies being excluded from narrow or restricted networks, the potential of disruptive innovation from existing and new competitors and risks related to developing and maintaining a relevant experience for our customers.

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
•

Reform of the U.S. health care system, including ongoing implementation of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act (collectively, “ACA”) and the possible repeal and replacement of all or parts of ACA, continuing legislative efforts, regulatory changes and judicial interpretations impacting our health care system and the possibility of shifting political and legislative priorities related to reform of the health care system in the future.

•

Risks related to changes in legislation, regulation and government policy (including through the use of Executive Orders) that could significantly impact our business and the health care and retail industries, including, but not limited to, the possibility of major developments in tax policy or trade relations, such as the imposition of unilateral tariffs on imported products, changes with respect to the approval process for biosimilars, or changes or developments with respect to the regulation of drug pricing, including federal and state drug pricing programs.

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

•

Risks related to litigation, government investigations and other legal proceedings as they relate to our business, the pharmacy services, retail pharmacy, LTC pharmacy, specialty pharmacy or retail clinic industries, or to the health care industry generally.

•

The risk that any condition related to the closing of any proposed acquisition, including the Aetna Acquisition, may not be satisfied on a timely basis or at all, including the inability to obtain required regulatory approvals of any proposed acquisition, including the Aetna Acquisition, or on the terms desired or anticipated; the risk that such approvals may result in the imposition of conditions that could adversely affect the resulting combined company or the expected benefits of any proposed transaction, including the Aetna Acquisition; and the risk that the proposed transactions, including the Aetna Acquisition fail to close for any other reason, which could negatively impact our stock price and our future business and financial results.

•

The possibility that the anticipated synergies and other benefits from any acquisition by us, including the Aetna Acquisition, will not be realized, or will not be realized within the expected time periods.

•

Other risks related to the Aetna Acquisition including the possibility of failing to retain existing management including key executives of Aetna, the potential for disruption of our business relationships due to uncertainty associated with the Aetna Acquisition, the increased difficulty for us to pursue alternatives to the Aetna Acquisition, and the possibility that the Aetna Acquisition may not be accretive to our earnings per share.

•

The risks and uncertainties related to our ability to integrate the operations, products, services and employees of any entities acquired by us, including the Aetna Acquisition and the effect of the potential disruption of management’s attention from ongoing business operations due to any pending acquisitions, including the Aetna Acquisition.

•	The accessibility or availability of adequate financing on a timely basis and on reasonable terms and the risks of increased indebtedness incurred to fund the Aetna Acquisition.
•

Risks related to the outcome of any legal proceedings related to, or involving any entity that is a part of, any proposed acquisition contemplated by us, including the risk that we may be subject to securities class action and derivative lawsuits in connection with the Aetna Acquisition.

•	The possibility of lower than expected valuations at the Company’s reporting units could result in goodwill impairment charges at those reporting units.
•	Other risks and uncertainties detailed from time to time in our filings with the SEC.

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

Management’s Report on Internal Control Over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting. Our Company’s internal control over financial reporting includes those policies and procedures that pertain to the Company’s ability to record, process, summarize and report a system of internal accounting controls and procedures to provide reasonable assurance, at an appropriate cost/benefit relationship, that the unauthorized acquisition, use or disposition of assets are prevented or timely detected and that transactions are authorized, recorded and reported properly to permit the preparation of financial statements in accordance with generally accepted accounting principles (GAAP) and receipts and expenditures are duly authorized. In order to ensure the Company’s internal control over financial reporting is effective, management regularly assesses such controls and did so most recently for its financial reporting as of December 31, 2017.

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

Based on our assessment, we conclude our Company’s internal control over financial reporting is effective and provides reasonable assurance that assets are safeguarded and that the financial records are reliable for preparing financial statements as of December 31, 2017.

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

February 14, 2018

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CVS Health Corporation

Opinion on Internal Control over Financial Reporting

We have audited CVS Health Corporation’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CVS Health Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes and our report dated February 14, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

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

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ Ernst & Young LLP

Boston, Massachusetts

February 14, 2018

Consolidated Statements of Income

	Year Ended December 31,
In millions, except per share amounts	2017	2016	2015

Net revenues	$184,765	$177,526	$153,290
Cost of revenues	156,220	148,669	126,762
Gross profit	28,545	28,857	26,528
Operating expenses	19,028	18,491	17,053
Operating profit	9,517	10,366	9,475
Interest expense, net	1,041	1,058	838
Loss on early extinguishment of debt	—	643	—
Other expense	208	28	21
Income before income tax provision	8,268	8,637	8,616
Income tax provision	1,637	3,317	3,386
Income from continuing operations	6,631	5,320	5,230
Income (loss) from discontinued operations, net of tax	(8)	(1)	9
Net income	6,623	5,319	5,239
Net income attributable to noncontrolling interest	(1)	(2)	(2)
Net income attributable to CVS Health	$6,622	$5,317	$5,237

Basic earnings per share:
Income from continuing operations attributable to CVS Health	$6.48	$4.93	$4.65
Income (loss) from discontinued operations attributable to CVS Health	$(0.01)	$—	$0.01
Net income attributable to CVS Health	$6.47	$4.93	$4.66
Weighted average shares outstanding	1,020	1,073	1,118
Diluted earnings per share:
Income from continuing operations attributable to CVS Health	$6.45	$4.91	$4.62
Income (loss) from discontinued operations attributable to CVS Health	$(0.01)	$—	$0.01
Net income attributable to CVS Health	$6.44	$4.90	$4.63
Weighted average shares outstanding	1,024	1,079	1,126
Dividends declared per share	$2.00	$1.70	$1.40

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

	Year Ended December 31,
In millions	2017	2016	2015

Net income	$6,623	$5,319	$5,239
Other comprehensive income:
Foreign currency translation adjustments, net of tax	(2)	38	(100)
Net cash flow hedges, net of tax	(10)	2	2
Pension and other postretirement benefits, net of tax	152	13	(43)
Total other comprehensive income (loss)	140	53	(141)
Comprehensive income	6,763	5,372	5,098
Comprehensive income attributable to noncontrolling interest	(1)	(2)	(2)
Comprehensive income attributable to CVS Health	$6,762	$5,370	$5,096

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

	December 31,	December 31,
In millions, except per share amounts	2017	2016

Assets:
Cash and cash equivalents	$1,696	$3,371
Short-term investments	111	87
Accounts receivable, net	13,181	12,164
Inventories	15,296	14,760
Other current assets	945	660
Total current assets	31,229	31,042
Property and equipment, net	10,292	10,175
Goodwill	38,451	38,249
Intangible assets, net	13,630	13,511
Other assets	1,529	1,485
Total assets	$95,131	$94,462

Liabilities:
Accounts payable	$8,863	$7,946
Claims and discounts payable	10,355	9,451
Accrued expenses	6,609	6,937
Short-term debt	1,276	1,874
Current portion of long-term debt	3,545	42
Total current liabilities	30,648	26,250
Long-term debt	22,181	25,615
Deferred income taxes	2,996	4,214
Other long-term liabilities	1,611	1,549

Shareholders’ equity:
CVS Health shareholders’ equity:
Preferred stock, par value $0.01: 0.1 shares authorized; none issued or outstanding	—	—
Common stock, par value $0.01: 3,200 shares authorized; 1,712 shares issued and 1,014 shares outstanding at December 31, 2017 and 1,705 shares issued and 1,061 shares outstanding at December 31, 2016	17	17
Treasury stock, at cost: 697 shares at December 31, 2017 and 643 shares at December 31, 2016	(37,765)	(33,452)
Shares held in trust: 1 share at December 31, 2017 and December 31, 2016	(31)	(31)
Capital surplus	32,079	31,618
Retained earnings	43,556	38,983
Accumulated other comprehensive income (loss)	(165)	(305)
Total CVS Health shareholders’ equity	37,691	36,830
Noncontrolling interest	4	4
Total shareholders’ equity	37,695	36,834
Total liabilities and shareholders’ equity	$95,131	$94,462

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Year Ended December 31,
In millions	2017	2016	2015
Cash flows from operating activities:
Cash receipts from customers	$176,594	$172,310	$148,954
Cash paid for inventory and prescriptions dispensed by retail network pharmacies	(149,279)	(142,511)	(122,498)
Cash paid to other suppliers and employees	(15,348)	(15,478)	(14,035)
Interest received	21	20	21
Interest paid	(1,072)	(1,140)	(629)
Income taxes paid	(2,909)	(3,060)	(3,274)
Net cash provided by operating activities	8,007	10,141	8,539

Cash flows from investing activities:
Purchases of property and equipment	(1,918)	(2,224)	(2,367)
Proceeds from sale-leaseback transactions	265	230	411
Proceeds from sale of property and equipment and other assets	33	37	35
Acquisitions (net of cash acquired) and other investments	(1,287)	(539)	(11,475)
Purchase of available-for-sale investments	(86)	(65)	(267)
Maturities of available-for-sale investments	61	91	243
Net cash used in investing activities	(2,932)	(2,470)	(13,420)

Cash flows from financing activities:
Increase (decrease) in short-term debt	(598)	1,874	(685)
Proceeds from issuance of long-term debt	—	3,455	14,805
Repayments of long-term debt	—	(5,943)	(2,902)
Purchase of noncontrolling interest in subsidiary	—	(39)	—
Payment of contingent consideration	—	(26)	(58)
Dividends paid	(2,049)	(1,840)	(1,576)
Proceeds from exercise of stock options	329	296	362
Payments for taxes related to net share settlement of equity awards	(71)	(72)	(63)
Repurchase of common stock	(4,361)	(4,461)	(5,001)
Other	(1)	(5)	(3)
Net cash provided by (used in) financing activities	(6,751)	(6,761)	4,879
Effect of exchange rate changes on cash and cash equivalents	1	2	(20)
Net increase (decrease) in cash and cash equivalents	(1,675)	912	(22)
Cash and cash equivalents at the beginning of the period	3,371	2,459	2,481
Cash and cash equivalents at the end of the period	$1,696	$3,371	$2,459

Reconciliation of net income to net cash provided by operating activities:
Net income	$6,623	$5,319	$5,239
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,479	2,475	2,092
Goodwill impairments	181	—	—
Losses on settlements of defined benefit pension plans	187	—	—
Stock-based compensation	234	222	230
Loss on early extinguishment of debt	—	643	—
Deferred income taxes	(1,334)	18	(252)
Other noncash items	53	135	(14)
Change in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable, net	(941)	(243)	(1,594)
Inventories	(514)	(742)	(1,141)
Other current assets	(341)	35	355
Other assets	3	(43)	2
Accounts payable and claims and discounts payable	1,710	2,189	2,834
Accrued expenses	(371)	131	892
Other long-term liabilities	38	2	(104)
Net cash provided by operating activities	$8,007	$10,141	$8,539

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Shares			Dollars
	Year Ended December 31,			Year Ended December 31,
In millions	2017	2016	2015	2017	2016	2015
Common stock:
Beginning of year	1,705	1,699	1,691	$17	$17	$17
Stock options exercised and issuance of stock awards	7	6	8	—	—	—
End of year	1,712	1,705	1,699	$17	$17	$17
Treasury stock:
Beginning of year	(643)	(597)	(550)	$(33,452)	$(28,886)	$(24,078)
Purchase of treasury shares	(55)	(47)	(48)	(4,361)	(4,606)	(4,856)
Employee stock purchase plan issuances	1	1	1	48	40	48
End of year	(697)	(643)	(597)	$(37,765)	$(33,452)	$(28,886)
Shares held in trust:
Balance at beginning and end of year	(1)	(1)	(1)	$(31)	$(31)	$(31)
Capital surplus:
Beginning of year				$31,618	$30,948	$30,418
Stock option activity, stock awards and other				461	449	533
Excess tax benefit on stock options and stock awards				—	76	142
2015 accelerated share repurchase settled in 2016				—	145	(145)
End of year				$32,079	$31,618	$30,948
Retained earnings:
Beginning of year				$38,983	$35,506	$31,849
Changes in inventory accounting principles				—	—	(4)
Net income attributable to CVS Health				6,622	5,317	5,237
Common stock dividends				(2,049)	(1,840)	(1,576)
End of year				$43,556	$38,983	$35,506
Accumulated other comprehensive income (loss):
Beginning of year				$(305)	$(358)	$(217)
Foreign currency translation adjustments, net of tax				(2)	38	(100)
Net cash flow hedges, net of tax				(10)	2	2
Pension and other postretirement benefits, net of tax				152	13	(43)
End of year				(165)	(305)	(358)
Total CVS Health shareholders’ equity				$37,691	$36,830	$37,196
Noncontrolling interest:
Beginning of year				$4	$7	$5
Business combinations				—	—	1
Capital contributions				1	1	2
Net income attributable to noncontrolling interest (1)				1	1	1
Distributions				(2)	(5)	(2)
End of year				4	4	7
Total shareholders’ equity				$37,695	$36,834	$37,203

(1)	Excludes $1 million attributable to redeemable noncontrolling interest in 2016 and 2015 (See Note 1 "Significant Accounting Policies").

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1Significant Accounting Policies

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

The PSS’ specialty pharmacies support individuals that require complex and expensive drug therapies. The specialty pharmacy business includes mail order and retail specialty pharmacies that operate under the CVS Caremark®, CarePlus CVS PharmacyTM, Navarro® Health Services and Advanced Care Scripts (“ACS Pharmacy”) names. The Company enhanced its provides specialty infusion services and enteral nutrition services through Coram LLC and its subsidiaries (collectively, “Coram”). In August 2015, the Company further expanded its specialty offerings with the acquisition of ACS Pharmacy which was part of the Omnicare, Inc. (“Omnicare”) acquisition. See Note 2 “Acquisitions.”

The PSS also provides health management programs, which include integrated disease management for 18 conditions, through the Company’s AccordantCare rare disease management offering.

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

The PSS operates under the CVS Caremark® Pharmacy Services, Caremark®, CVS Caremark®, CVS Specialty®, AccordantCare, SilverScript®, Wellpartner®, Coram®, CVS Specialty®, NovoLogix®, Navarro® Health Services and ACS Pharmacy names. As of December 31, 2017, the PSS operates 23 retail specialty pharmacy stores, 18 specialty mail order pharmacies, four mail order dispensing pharmacies, and 83 branches for infusion and enteral services, including approximately 73 ambulatory infusion suites and three centers of excellence, located in 42 states, Puerto Rico and the District of Columbia.

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

Notes to Consolidated Financial Statements (continued)

The RLS also provides health care services through its MinuteClinic® health care clinics. MinuteClinics are staffed by nurse practitioners and physician assistants who utilize nationally recognized protocols to diagnose and treat minor health conditions, perform health screenings, monitor chronic conditions and deliver vaccinations.

In 2015, the Company made two larger acquisitions which expanded the Retail/LTC Segment’s services. With the acquisition of Omnicare, the RLS began providing long-term care (“LTC”) operations, which is comprised of providing the distribution of pharmaceuticals, related pharmacy consulting and other ancillary services to chronic care facilities and other care settings, as well as commercialization services which are provided under the name RxCrossroads® (“RxC”). With the December 2015 acquisition of the pharmacies and clinics of Target Corporation (“Target”), the Company added 1,672 pharmacies and approximately 79 clinics.

As of December 31, 2017, our Retail/LTC Segment included 9,803 retail stores (of which 8,060 were our stores that operated a pharmacy and 1,695 were our pharmacies located within Target stores) located in 49 states, the District of Columbia, Puerto Rico and Brazil operating primarily under the CVS Pharmacy®, CVS®, CVS Pharmacy y más®, Longs Drugs®, Navarro Discount Pharmacy® and Drogaria OnofreTM names, 37 onsite pharmacies primarily operating under the CarePlus CVS PharmacyTM, CarePlus® and CVS Pharmacy® names, and 1,134 retail health care clinics operating under the MinuteClinic® name (of which 1,129 were located in our retail pharmacy stores or Target stores), and our online retail websites, CVS.com®, Navarro.comTM and Onofre.com.brTM. LTC operations are comprised of 145 spoke pharmacies that primarily handle new prescription orders, of which 30 are also hub pharmacies that use proprietary automation to support spoke pharmacies with refill prescriptions. LTC operates primarily under the Omnicare® and NeighborCare® names.

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

Notes to Consolidated Financial Statements (continued)

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

Restricted cash - As of December 31, 2017 and 2016, the Company had $190 million and $149 million, respectively, of restricted cash held in a trust in its insurance captive to satisfy collateral requirements associated with the assignment of certain insurance policies. Such amounts are included in other assets in the consolidated balance sheets. Additionally, as of December 31, 2017, the Company had $14 million of restricted cash held in escrow accounts in connection with certain recent acquisitions. Such amounts are included in other current assets in the consolidated balance sheets. All restricted cash is invested in time deposits which are classified within Level 1 of the fair value hierarchy.

Short-term investments - The Company’s short-term investments consist of certificates of deposit with initial maturities of greater than three months when purchased that mature in less than one year from the balance sheet date. These investments, which were classified as available-for-sale within Level 1 of the fair value hierarchy, were carried at fair value, which approximated their historical cost at December 31, 2017 and 2016.

Fair value of financial instruments - As of December 31, 2017, the Company’s financial instruments include cash and cash equivalents, short-term and long-term investments, accounts receivable, accounts payable and short-term debt approximate their fair value due to the nature of these financial instruments. The carrying amount and estimated fair value of total long-term debt was $25.7 billion and $26.8 billion, respectively, as of December 31, 2017. The fair value of the Company’s long-term debt was estimated based on quoted rates currently offered in active markets for the Company’s debt, which is considered Level 1 of the fair value hierarchy.

Derivative financial instruments - The Company is exposed to interest rate risk and management considers it prudent to periodically reduce the Company’s exposure to cash flow variability resulting from interest rate fluctuations. In December 2017, the Company entered into several interest rate swap transactions. These agreements were designated as cash flow hedges and were used to hedge the exposure to variability in future cash flows resulting from changes in interest rates related to the anticipated issuance of long-term debt in connection with the proposed acquisition of Aetna Inc. (“Aetna”). The interest rate swaps had notional amounts totaling $4.75 billion. At December 31, 2017, the fair value of these agreements were a $5 million asset recorded in other current assets and a $23 million liability recorded in accrued expenses. The fair value of these derivative financial instruments was determined using quoted prices in markets that are not active or inputs that are observable for the asset or liability and therefore they are classified as Level 2 in the fair value hierarchy. The Company has deferred gains and losses in accumulated other comprehensive income which are expected to be reclassified to interest expense over the life of the underlying forecasted debt. The hedges are expected to be highly effective; therefore, no ineffectiveness was recognized in earnings. There were no outstanding derivative financial instruments as of December 31, 2016.

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

Notes to Consolidated Financial Statements (continued)

For U.S. dollar functional currency locations, foreign currency assets and liabilities are remeasured into U.S. dollars at end-of-period exchange rates, except for nonmonetary balance sheet accounts, which are remeasured at historical exchange rates. Revenue and expense are remeasured at average exchange rates in effect during each period, except for those expenses related to the nonmonetary balance sheet amounts, which are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in income.

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

The activity in the allowance for doubtful accounts receivable for the years ended December 31 is as follows:

In millions	2017	2016	2015
Beginning balance	$286	$161	$256
Additions charged to bad debt expense	177	221	216
Write-offs charged to allowance	(156)	(96)	(311)
Ending balance	$307	$286	$161

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

The following are the components of property and equipment at December 31:

In millions	2017	2016
Land	$1,707	$1,734
Building and improvements	3,343	3,226
Fixtures and equipment	11,963	10,956
Leasehold improvements	4,793	4,494
Software	2,484	2,392
	24,290	22,802
Accumulated depreciation and amortization	(13,998)	(12,627)
Property and equipment, net	$10,292	$10,175

The gross amount of property and equipment under capital leases was $588 million and $547 million as of December 31, 2017 and 2016, respectively. Accumulated amortization of property and equipment under capital lease was $140 million

Notes to Consolidated Financial Statements (continued)

and $119 million as of December 31, 2017 and 2016, respectively. Amortization of property and equipment under capital lease is included within depreciation expense. Depreciation expense totaled $1.7 billion in both 2017 and 2016, and $1.5 billion in 2015.

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

Redeemable noncontrolling interest - As a result of the acquisition of Omnicare in 2015, the Company obtained a 73% ownership interest in a limited liability company (“LLC”). Due to the change in control in Omnicare, the noncontrolling member of the LLC had the contractual right to put its membership interest to the Company at fair value. Consequently, the noncontrolling interest in the LLC was recorded as a redeemable noncontrolling interest at fair value. During 2016, the noncontrolling shareholder of the LLC exercised its option to sell its ownership interest and the Company purchased the noncontrolling interest in the LLC for approximately $39 million.

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

Notes to Consolidated Financial Statements (continued)

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

Notes to Consolidated Financial Statements (continued)

Retail/LTC Segment

Retail Pharmacy - The retail drugstores recognize revenue at the time the customer takes possession of the merchandise. Customer returns are not material. Revenue generated from the performance of services in the RLS’ health care clinics is recognized at the time the services are performed. Sales taxes are not included in revenue.

Long-term Care - Revenue is recognized when products are delivered or services are rendered or provided to the customer, prices are fixed and determinable, and collection is reasonably assured. A significant portion of the revenues from sales of pharmaceutical and medical products are reimbursed by the federal Medicare Part D program and, to a lesser extent, state Medicaid programs. Payments for services rendered to patients covered by these programs are generally less than billed charges. The Company monitors its revenues and receivables from these reimbursement sources, as well as other third party insurance payors, and record an estimated contractual allowance for sales and receivable balances at the revenue recognition date, to properly account for anticipated differences between billed and reimbursed amounts. Accordingly, the total net sales and receivables reported in the Company’s consolidated financial statements are recorded at the amount expected to be ultimately received from these payors. Since billing functions for a portion of the Company’s revenue systems are largely computerized, enabling on-line adjudication at the time of sale to record net revenues, the Company’s exposure in connection with estimating contractual allowance adjustments is limited primarily to unbilled and initially rejected Medicare, Medicaid and third party claims (typically approved for reimbursement once additional information is provided to the payor). For the remaining portion of the Company’s revenue systems, the contractual allowance is estimated for all billed, unbilled and initially rejected Medicare, Medicaid and third party claims. The Company evaluates several criteria in developing the estimated contractual allowances on a monthly basis, including historical trends based on actual claims paid, current contract and reimbursement terms, and changes in customer base and payor/product mix. Contractual allowance estimates are adjusted to actual amounts as cash is received and claims are settled, and the aggregate impact of these resulting adjustments was not significant to our results of operations for any of the periods presented.

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

See Note 13 “Segment Reporting” for additional information about the revenues of the Company’s business segments.

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

See Note 13 “Segment Reporting” for additional information about the cost of revenues of the Company’s business segments.

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

Facility opening and closing costs - New facility opening costs, other than capital expenditures, are charged directly to expense when incurred. When the Company closes a facility, the present value of estimated unrecoverable costs, including the remaining lease obligation less estimated sublease income and the book value of abandoned property and equipment, are charged to expense. The long-term portion of the lease obligations associated with facility closings was $306 million and $181 million in 2017 and 2016, respectively.

Advertising costs - Advertising costs are expensed when the related advertising takes place. Advertising costs, net of vendor funding (included in operating expenses), were $230 million, $216 million and $221 million in 2017, 2016 and 2015, respectively.

Notes to Consolidated Financial Statements (continued)

Interest expense, net - The following are the components of net interest expense for the years ended December 31:

In millions	2017	2016	2015
Interest expense	$1,062	$1,078	$859
Interest income	(21)	(20)	(21)
Interest expense, net	$1,041	$1,058	$838

Capitalized interest totaled $8 million, $13 million and $12 million in 2017, 2016 and 2015, respectively.

Shares held in trust - The Company maintains grantor trusts, which held approximately one million shares of its common stock at December 31, 2017 and 2016, respectively. These shares are designated for use under various employee compensation plans. Since the Company holds these shares, they are excluded from the computation of basic and diluted shares outstanding.

Accumulated other comprehensive income - Accumulated other comprehensive income (loss) consists of changes in the net actuarial gains and losses associated with pension and other postretirement benefit plans, net losses on cash flow hedge derivative instruments associated with forecasted debt issuances, and foreign currency translation adjustments. The amount included in accumulated other comprehensive loss related to the Company’s pension and postretirement plans was $34 million pre-tax ($21 million after-tax) as of December 31, 2017 and $284 million pre-tax ($173 million after-tax) as of December 31, 2016. The net impact on cash flow hedges totaled $24 million pre-tax ($15 million after-tax) and $9 million pre-tax ($5 million after-tax) as of December 31, 2017 and 2016, respectively. Cumulative foreign currency translation adjustments at December 31, 2017 and 2016 were $129 million and $127 million, respectively.

Changes in accumulated other comprehensive income (loss) by component are shown below:

	Year Ended December 31, 2017 (1)
			Pension and
		Losses on	Other
	Foreign	Cash Flow	Postretirement
In millions	Currency	Hedges	Benefits	Total
Balance, December 31, 2016	$(127)	$(5)	$(173)	$(305)
Other comprehensive loss before reclassifications	(2)	(11)	—	(13)
Amounts reclassified from accumulated other comprehensive income (2)	—	1	152	153
Net other comprehensive income (loss)	(2)	(10)	152	140
Balance, December 31, 2017	$(129)	$(15)	$(21)	$(165)

	Year Ended December 31, 2016 (1)
			Pension and
		Losses on	Other
	Foreign	Cash Flow	Postretirement
	Currency	Hedges	Benefits	Total
Balance, December 31, 2015	$(165)	$(7)	$(186)	$(358)
Other comprehensive income before reclassifications	38	—	—	38
Amounts reclassified from accumulated other comprehensive income (2)	—	2	13	15
Net other comprehensive income	38	2	13	53
Balance, December 31, 2016	$(127)	$(5)	$(173)	$(305)

(1)	All amounts are net of tax.
(2)

The amounts reclassified from accumulated other comprehensive income for cash flow hedges are recorded within interest expense, net on the consolidated statement of income. The amounts reclassified from accumulated other comprehensive income for pension and other postretirement benefits are included in other expense on the consolidated statement of income.

Notes to Consolidated Financial Statements (continued)

Stock-based compensation - Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the applicable requisite service period of the stock award (generally 3 to 5 years) using the straight-line method.

Variable interest entity - In 2014, the Company and Cardinal Health, Inc. (“Cardinal”) established Red Oak Sourcing, LLC (“Red Oak”), a generic pharmaceutical sourcing entity in which the Company and Cardinal each own 50%. The Red Oak arrangement has an initial term of ten years. Under this arrangement, the Company and Cardinal contributed their sourcing and supply chain expertise to Red Oak and agreed to source and negotiate generic pharmaceutical supply contracts for both companies through Red Oak; however, Red Oak does not own or hold inventory on behalf of either company. No physical assets (e.g., property and equipment) were contributed to Red Oak by either company and minimal funding was provided to capitalize Red Oak.

The Company has determined that it is the primary beneficiary of this variable interest entity because it has the ability to direct the activities of Red Oak. Consequently, the Company consolidates Red Oak in its consolidated financial statements within the Retail/LTC Segment.

Cardinal is required to pay the Company 39 quarterly payments beginning in October 2014. As milestones are met, the quarterly payments increase. The Company received approximately $183 million, $163 million and $122 million from Cardinal during the years ended December 31, 2017, 2016 and 2015, respectively. The payments reduce the Company’s carrying value of inventory and are recognized in cost of revenues when the related inventory is sold. Revenues associated with Red Oak expenses reimbursed by Cardinal for the years ended December 31, 2017, 2016 and 2015, as well as amounts due to or due from Cardinal at December 31, 2017 and 2016 were immaterial.

Related party transactions - The Company has an equity method investment in SureScripts, LLC (“SureScripts”), which operates a clinical health information network. The Pharmacy Services and Retail/LTC segments utilize this clinical health information network in providing services to its client plan members and retail customers. The Company expensed fees of approximately $35 million, $39 million and $50 million in the years ended December 31, 2017, 2016 and 2015, respectively, for the use of this network. The Company’s investment in and equity in earnings of SureScripts for all periods presented is immaterial.

The Company has an equity method investment in Heartland Healthcare Services (“Heartland”). Heartland operates several long-term care pharmacies in four states. Heartland paid the Company approximately $139 million, $140 million and $25 million for pharmaceutical inventory purchases during the years ended December 31, 2017, 2016 and 2015, respectively. Additionally, the Company performs certain collection functions for Heartland and then passes those customer cash collections to Heartland. The Company’s investment in and equity in earnings of Heartland as of and for the years ended December 31, 2016 and 2015 is immaterial.

In 2016, the Company made charitable contributions of $32 million to the CVS Foundation (the “Foundation”) to fund future giving. The Foundation is an unconsolidated non-profit entity managed by employees of the Company that focuses on health, education and community involvement programs. The charitable contributions were recorded as operating expenses in the Company’s consolidated statement of income for the year ended December 31, 2016.

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

On December 22, 2017, the President signed into law the “Tax Cuts and Jobs Act” (the “TCJA”). Among numerous changes to existing tax laws, the TCJA permanently reduces the federal corporate income tax rate from 35% to 21% effective January 1, 2018. The effects on deferred tax balances of changes in tax rates are required to be taken into consideration in the period in which the changes are enacted, regardless of when they are effective. As the result of the

Notes to Consolidated Financial Statements (continued)

reduction of the corporate income tax rate under the TCJA, the Company estimated the revaluation of its net deferred tax liabilities and recorded a provisional noncash income tax benefit of approximately $1.5 billion for year ended December 31, 2017. The Company has not completed all of its processes to determine the TCJA’s final impact. The final impact may differ from this provisional amount due to, among other things, changes in interpretations and assumptions the Company has made thus far and the issuance of additional regulatory or other guidance. The accounting is expected to be completed by the time the 2017 federal income tax return is filed in 2018.

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

Discontinued operations - In connection with certain business dispositions completed between 1991 and 1997, the Company retained guarantees on store lease obligations for a number of former subsidiaries, including Bob’s Stores and Linens ‘n Things which filed for bankruptcy in 2016 and 2008, respectively. Additionally, the Company’s recently acquired Bluegrass Pharmacy is considered held for sale and is included in discontinued operations (see Note 2 “Acquisitions” for additional information). The Company’s loss from discontinued operations in 2017 and 2016 primarily includes lease-related costs which the Company believes it will likely be required to satisfy pursuant to its lease guarantees. The Company’s income from discontinued operations in 2015 of $9 million, net of tax, was related to the release of certain store lease guarantees due to a settlement with a landlord. See Note 12 “Commitments and Contingencies” of the consolidated financial statements.

Below is a summary of the results of discontinued operations for the years ended December 31:

In millions	2017	2016	2015
Income (loss) from discontinued operations	$(13)	$(2)	$15
Income tax benefit (expense)	5	1	(6)
Income (loss) from discontinued operations, net of tax	$(8)	$(1)	$9

Earnings per common share - Earnings per share is computed using the two-class method. Options to purchase 10.4 million, 6.7 million and 2.7 million shares of common stock were outstanding as of December 31, 2017, 2016 and 2015, respectively, but were not included in the calculation of diluted earnings per share because the options’ exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

New accounting pronouncements recently adopted - In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-11, Inventory, which amends Accounting Standard Codification (“ASC”) Topic 330. This ASU simplifies current accounting treatments by requiring entities to measure most inventories at “the lower of cost and net realizable value” rather than using lower of cost or market. This guidance does not apply to inventories measured using the last-in, first-out method or the retail inventory method. The Company adopted this standard effective January 1, 2017. The adoption of this new guidance did not have any impact on the Company’s consolidated results of operations, financial position or cash flows.

In March 2016, the FASB issued ASU No. 2016-09, Improvements to Employee Share-Based Payment Accounting, which amends the accounting for certain aspects of shared-based payments to employees in ASC Topic 718,

Notes to Consolidated Financial Statements (continued)

Compensation - Stock Compensation. The new guidance eliminates the accounting for any excess tax benefits and deficiencies through equity, and requires all excess tax benefits and deficiencies related to employee share-based compensation arrangements to be recorded in the income statement. This aspect of the guidance is required to be applied prospectively. The guidance also requires the presentation of excess tax benefits on the statement of cash flows as an operating activity rather than a financing activity, a change which may be applied prospectively or retrospectively. The guidance further provides an accounting policy election to account for forfeitures as they occur rather than utilizing the estimated amount of forfeitures at the time of issuance. The Company adopted this guidance effective January 1, 2017. The primary impact of adopting this guidance was the recognition of excess tax benefits in the income statement instead of recognizing them in equity. This income statement guidance was adopted on a prospective basis. As a result, a discrete tax benefit of $53 million was recognized in the income tax provision in the year ended December 31, 2017.

The Company elected to retrospectively adopt the guidance on the presentation of excess tax benefits in the statement of cash flows. The following is a reconciliation of the effect of the resulting reclassification of the excess tax benefits on the Company’s consolidated statements of cash flows for the years ended December 31, 2016 and 2015:

	As Previously
In millions	Reported	Adjustments	As Revised
Year Ended December 31, 2016:
Cash paid to other suppliers and employees	$(15,550)	$72	$(15,478)
Net cash provided by operating activities	10,069	72	10,141
Excess tax benefits from stock-based compensation	72	(72)	—
Net cash used in financing activities	(6,689)	(72)	(6,761)
Reconciliation of net income to net cash provided by operating activities:
Accrued expenses	59	72	131
Year Ended December 31, 2015:
Cash paid to other suppliers and employees	(14,162)	127	(14,035)
Net cash provided by operating activities	8,412	127	8,539
Excess tax benefits from stock-based compensation	127	(127)	—
Net cash provided by financing activities	5,006	(127)	4,879
Reconciliation of net income to net cash provided by operating activities:
Accrued expenses	765	127	892

The Company elected to continue to estimate forfeitures expected to occur to determine the amount of compensation cost to be recognized in each period. None of the other provisions in this guidance had a material impact on the Company’s consolidated financial statements.

In March 2017, the FASB issued ASU 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which amends ASC Topic 715, Compensation – Retirement Benefits. ASU 2017-07 requires entities to disaggregate the current service cost component from the other components of net benefit cost and present it with other current compensation costs for related employees in the income statement and present the other components of net benefit cost elsewhere in the income statement and outside of operating income. Only the service cost component of net benefit cost is eligible for capitalization. The guidance is effective for interim and annual periods beginning after December 15, 2017. Early adoption is permitted as of the beginning of any annual periods for which an entity’s financial statements have not been issued. Entities are required to retrospectively apply the requirement for a separate presentation in the income statement of service costs and other components of net benefit cost and prospectively adopt the requirement to limit the capitalization of benefit costs to the service component. The Company adopted the income statement presentation aspects of this new guidance on a retrospective basis effective January 1, 2017. Nearly all of the Company’s net benefit costs for the Company’s defined benefit pension and postretirement plans do not contain a service cost component as most of these defined benefit plans have been frozen for an extended period of time.

Notes to Consolidated Financial Statements (continued)

The following is a reconciliation of the effect of the reclassification of the net benefit cost from operating expenses to other expense in the Company’s consolidated statements of income for the years ended December 31 2016 and 2015:

	As Previously
In millions	Reported	Adjustments	As Revised
Year Ended December 31, 2016:
Operating expenses	$18,519	$(28)	$18,491
Operating profit	10,338	28	10,366
Other expense	—	28	28
Year Ended December 31, 2015:
Operating expenses	17,074	(21)	17,053
Operating profit	9,454	21	9,475
Other expense	—	21	21

In January 2017, the FASB issued ASU 2017-04, Simplifying the Test for Goodwill Impairment, which amends ASC Topic 350, Intangibles – Goodwill and Other. This ASU requires the Company to perform its annual, or applicable interim, goodwill impairment test by comparing the fair value of each reporting unit with its carrying amount. An impairment charge must be recognized at the amount by which the carrying amount exceeds the fair value of the reporting unit; however, the charge recognized should not exceed the total amount of goodwill allocated to that reporting unit. Income tax effects resulting from any tax deductible goodwill should be considered when measuring a goodwill impairment charge, if applicable. The guidance in ASU 2017-04 is effective for annual or interim goodwill impairment tests in fiscal years beginning after December 15, 2019. The Company elected to early adopt this standard as of January 1, 2017. At the date of adoption of this new guidance, the guidance did not have any impact on the Company’s consolidated results of operations, financial position or cash flows.

In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities, which amends ASC Topic 815, Derivative and Hedging. ASU 2017-12 expands an entity’s ability to hedge nonfinancial and financial risk components and reduces complexity in fair value hedges of interest rate risk. It eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires the entire change in the fair value of a hedging instrument to be presented in the same income statement line as the hedged item. ASU 2017-12 also eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness. The guidance is effective for fiscal years beginning after December 15, 2018, and interims periods with those years. Early adoption is permitted. The guidance with respect to cash flow and net investment hedge relationships existing on the date of adoption must be applied on a modified retrospective basis, and the new presentation and disclosure requirements must be applied on a prospective basis. The Company elected to early adopt this standard as of October 1, 2017. As the date of adoption of this new guidance, the guidance did not have any impact on the Company’s consolidated results of operations, financial position or cash flows since the Company did not have any outstanding derivative instruments at that time.

New accounting pronouncements not yet adopted - In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 outlines a single comprehensive model for companies to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In March 2016, the FASB issued ASU 2016-08, “Principal Versus Agent Considerations (Reporting Revenue Gross Versus Net),” which amends the principal-versus-agent implementation guidance and in April 2016 the FASB issued ASU 2016-10, “Identifying Performance Obligations and Licensing,” which amends the guidance in those areas in the new revenue recognition standard. The new revenue standard is effective for annual reporting periods (including interim reporting periods within those periods) beginning January 1, 2018. The Company does not expect that the implementation of the new standard will have a material effect on the Company's consolidated results of operations, cash flows or financial position. The new standard will however require more extensive revenue-related disclosures. The Company has identified one difference in its Retail/LTC Segment related to the accounting for its ExtraBucks Rewards customer loyalty program, which is currently accounted for under a cost deferral method. Under the new standard, this program will be accounted for under a revenue deferral method. On

Notes to Consolidated Financial Statements (continued)

January 1, 2018, the Company adopted the new revenue standard on a modified retrospective basis and recorded an after-tax transition adjustment to reduce retained earnings as of January 1, 2018 by approximately $13 million.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of financial Assets and Financial Liabilities. This ASU requires equity investments, except those under the equity method of accounting or those that result in the consolidation of an investee, to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. This simplifies the impairment assessment of equity investments previously held at cost. Separate presentation of financial assets and liabilities by measurement category is required. The guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those years. Early adoption is permitted for fiscal years or interim periods that have not yet been issued as of the beginning of the fiscal year of adoption. Entities are required to apply the guidance retrospectively, with the exception of the amendments related to equity investments without readily determinable fair values, which must be applied on a prospective basis. The Company is evaluating the effect of adopting this guidance but does not expect the adoption to have a material impact on the Company’s consolidated results of operations.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Lessees will be required to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The liability will be equal to the present value of lease payments. The asset will be based on the liability, subject to adjustment, such as for initial direct costs. For income statement purposes, a dual model was retained, requiring leases to be classified as either operating or finance leases. Operating leases will result in straight-line expense (similar to current operating leases) while finance leases will result in a front-loaded expense pattern (similar to current capital leases). Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model (e.g., certain definitions, such as initial direct costs, have been updated) and the new revenue recognition standard. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company believes that the new standard will have a material impact on its consolidated balance sheet. The Company is currently evaluating the effect that implementation of this standard will have on the Company’s consolidated results of operations, cash flows, financial position and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 is intended to add or clarify guidance on the classification of certain cash receipts and payments in the statement of cash flows and to eliminate the diversity in practice related to such classifications. The guidance in ASU 2016-15 is required for annual reporting periods beginning after December 15, 2017, with early adoption permitted. The Company is evaluating the effect of adopting this guidance but does not expect the adoption will have a material impact on the Company’s consolidated cash flows.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, which amends ASC Topic 230. This ASU requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities will no longer be required to present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one line item on the balance sheet, the new guidance requires a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet. Entities will also have to disclose the nature of their restricted cash and restricted cash equivalent balances. The guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those years. Early adoption is permitted. Entities are required to apply the guidance retrospectively. The Company is evaluating the effect of adopting this guidance but does not expect the adoption will have a material impact on the Company’s consolidated cash flows.

Notes to Consolidated Financial Statements (continued)

2Acquisitions

Proposed Aetna Acquisition

On December 3, 2017, the Company entered into a definitive merger agreement to acquire all of the outstanding shares of Aetna for a combination of cash and stock. Under the terms of the merger agreement, Aetna shareholders will receive $145.00 per share in cash and 0.8378 CVS Health shares for each Aetna share. The transaction values Aetna at approximately $207 per share or approximately $69 billion based on the Company’s 5-day volume weighted average price ending December 1, 2017 of $74.21 per share. Including the assumption of Aetna’s debt, the total value of the transaction is approximately $77 billion. The final purchase price will be determined based on the Company’s stock price on the date of closing of the transaction.

The proposed acquisition remains subject to approval by CVS Health and Aetna shareholders and customary closing conditions, including the expiration of the waiting period under the federal Hart-Scott-Rodino Antitrust Improvements Act of 1976 and approvals of state departments of insurance and U.S. and international regulators.

If the transaction is not completed, the Company could be liable to Aetna for a termination fee of $2.1 billion in connection with the merger agreement, depending on the reasons leading to such termination.

During the year ended December 31, 2017, the Company recorded $34 million of transaction-related costs in operating expenses in connection with the proposed acquisition.

Wellpartner Acquisition

On November 30, 2017, the Company acquired Wellpartner, Inc. (“Wellpartner”) for approximately $380 million. The purchase price is subject to a working capital adjustment. Wellpartner is a provider of specialty pharmacy services which provides products and services under the Section 340B drug discount program, which is a U.S. federal government program that requires drug manufacturers participating in the Medicaid program to provide outpatient drugs to eligible health care organizations and covered entities at significantly reduced prices. Wellpartner has two specialty pharmacies, one in Oregon, and the other, Bluegrass Pharmacy of Lexington, LLC (“Bluegrass Pharmacy”), is located in Kentucky. The fair value of the assets acquired and liabilities assumed were $532 million and $152 million, respectively, which included identifiable intangible assets of $233 million and goodwill of $182 million that were recorded in the PSS. The allocation of the purchase price is preliminary and is based on information that was available to management at the time the consolidated financial statements were prepared, accordingly, the allocation may change. The Company has classified the assets of Bluegrass Pharmacy as held for sale, and has reported Bluegrass Pharmacy as a discontinued operation. The assets held for sale and the operating results of Bluegrass Pharmacy as of and for the month ended December 31, 2017 are immaterial.

Target Pharmacy Acquisition

On December 16, 2015, the Company acquired the pharmacy and clinic businesses of Target for approximately $1.9 billion, plus contingent consideration of up to $60 million based on future prescription growth over a three year period through 2019. The Company acquired Target’s 1,672 pharmacies which operate in 47 states and will operate them through a store-within-a-store format, branded as CVS Pharmacy. The Company also acquired 79 Target clinic locations which were rebranded as MinuteClinic. The Company acquired the Target pharmacy and clinic businesses primarily to expand the geographic reach of its retail pharmacy business.

Notes to Consolidated Financial Statements (continued)

The fair values of the assets acquired at the date of acquisition were approximately as follows:

In millions
Accounts receivable	$2
Inventories	467
Property and equipment	9
Intangible assets	490
Goodwill	900
Total cash consideration	$1,868

Intangible assets acquired include customer relationships with an estimated useful life of 13 years. The goodwill represents future economic benefits expected to arise from the Company’s expanded geographic presence in the retail pharmacy market, the assembled workforce acquired, expected purchasing and revenue synergies, as well as operating efficiencies and cost savings. The goodwill is deductible for income tax purposes. As of December 31, 2017 and 2016, no liability for any potential contingent consideration has been recorded based on projections for future prescription growth over the relevant period.

In connection with the closing of the transaction, the Company and Target entered into pharmacy and clinic operating and master lease agreements. See Note 7 “Leases” of the consolidated financial statements for disclosures of the Company’s leasing arrangements.

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

Omnicare Acquisition

On August 18, 2015, the Company acquired 100% of the outstanding common shares and voting interests of Omnicare, for $98 per share for a total of $9.6 billion and assumed long-term debt with a fair value of approximately $3.1 billion. Omnicare is a leading health care services company that specializes in the management of complex pharmaceutical care. Omnicare’s LTC business is the nation’s largest provider of pharmaceuticals, related pharmacy consulting and other ancillary services to chronic care facilities and other care settings. In addition, Omnicare has a specialty pharmacy business operating primarily under the name of ACS Pharmacy, and provides commercialization services under the name of RxCrossroads®. The Company includes LTC and the commercialization services business in the Retail/LTC Segment, and includes the specialty pharmacy business in its Pharmacy Services Segment. The Company acquired Omnicare to expand its operations in dispensing prescription drugs to assisted-living and long-term care facilities, and to broaden its presence in the specialty pharmacy business as the Company seeks to serve a greater percentage of the growing senior patient population in the United States.

Notes to Consolidated Financial Statements (continued)

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition:

In Millions
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

The following unaudited pro forma information presents a summary of the Company’s combined results of operations for the year ended December 31, 2015 as if the Omnicare acquisition and the related financing transactions had occurred on January 1, 2015. The following pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed date, nor is it necessarily an indication of trends in future results for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the pro forma information, basic shares outstanding and dilutive equivalents, cost savings from operating efficiencies, potential synergies, and the impact of incremental costs incurred in integrating the businesses.

(In millions, except per share data)
Total revenues	$156,798
Income from continuing operations	5,277
Basic earnings per share from continuing operations	4.70
Diluted earnings per share from continuing operations	4.66

Pro forma income from continuing operations for the year ended December 31, 2015, excludes $135 million related to severance costs, accelerated stock-based compensation and transaction costs incurred in connection with the Omnicare acquisition.

Notes to Consolidated Financial Statements (continued)

3Goodwill and Other Intangibles

Goodwill and other indefinitely-lived assets are not amortized, but are subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate an impairment may exist.

When evaluating goodwill for potential impairment, the Company compares the fair value of its reporting units to their respective carrying amounts. The Company estimates the fair value of its reporting units using a combination of a discounted cash flow method and a market multiple method. If the carrying amount of a reporting unit exceeds its estimated fair value, an impairment loss is recognized in an amount equal to that excess.

During 2017, the Company began pursuing various strategic alternatives for its RxC reporting unit. In connection with this effort, the Company performed an interim goodwill impairment test in the second quarter of 2017. The results of the impairment test determined that the fair value of the RxC reporting unit was lower than the carrying value, resulting in a $135 million goodwill impairment charge within operating expenses during the second quarter of 2017.

During the third quarter of 2017, the Company performed its required annual impairment tests of its reporting units and concluded there was no impairment of goodwill.

On January 2, 2018, the Company sold RxC to McKesson Corporation for $725 million. The transaction is subject to a working capital adjustment.

The TCJA enacted on December 22, 2017 reduces the U.S. federal corporate income tax rate from 35% to 21%, effective January 1, 2018 (see Note 11 “Income Taxes”). As a result, the RxC deferred income tax liabilities were reduced by $47 million and an income tax benefit of $47 million was recorded in the 2017 income statement. The reduction in the deferred income tax liabilities increased the carrying value of the RxC reporting unit by $47 million which triggered an additional goodwill impairment in the RxC reporting unit of $46 million during the fourth quarter of 2017.

The Company has cumulative goodwill impairments of $181 million as of December 31, 2017.

Below is a summary of the changes in the carrying amount of goodwill by segment for the years ended December 31, 2017 and 2016:

	Pharmacy
In millions	Services	Retail/LTC	Total
Balance, December 31, 2015	$21,685	$16,421	$38,106
Acquisitions	—	126	126
Foreign currency translation adjustments	—	17	17
Other (1)	(48)	48	—
Balance, December 31, 2016	21,637	16,612	38,249
Acquisitions	182	203	385
Foreign currency translation adjustments	—	(2)	(2)
Impairments	—	(181)	(181)
Balance, December 31, 2017	$21,819	$16,632	$38,451

(1)	“Other” represents immaterial purchase accounting adjustments for acquisitions.

Indefinitely-lived intangible assets are tested for impairment by comparing the estimated fair value of the asset to its carrying value. The Company estimates the fair value of its indefinitely-lived trademark using the relief from royalty method under the income approach. If the carrying value of the asset exceeds its estimated fair value, an impairment loss is recognized and the asset is written down to its estimated fair value. During the third quarter of 2017, the Company performed its annual impairment test of the indefinitely-lived trademark and concluded there was no impairment as of the testing date.

Notes to Consolidated Financial Statements (continued)

The following table is a summary of the Company’s intangible assets as of December 31:

	2017			2016
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
In millions	Amount	Amortization	Amount	Amount	Amortization	Amount
Trademark (indefinitely-lived)	$6,398	$—	$6,398	$6,398	$—	$6,398
Customer contracts and relationships and covenants not to compete	12,341	(5,536)	6,805	11,485	(4,802)	6,683
Favorable leases and other	1,190	(763)	427	1,123	(693)	430
	$19,929	$(6,299)	$13,630	$19,006	$(5,495)	$13,511

The Company amortizes intangible assets with finite lives over the estimated useful lives of the respective assets, which have a weighted average useful life of 15.4 years. The weighted average useful life of the Company’s customer contracts and relationships and covenants not to compete is 15.3 years. The weighted average life of the Company’s favorable leases and other intangible assets is 16.2 years. Amortization expense for intangible assets totaled $817 million, $795 million and $611 million in 2017, 2016 and 2015, respectively. The anticipated annual amortization expense for these intangible assets for the next five years is as follows:

In millions
2018	$817
2019	771
2020	600
2021	539
2022	494

4Share Repurchase Programs

The following share repurchase programs were authorized by the Company’s Board of Directors:

In billions		Remaining as of
Authorization Date	Authorized	December 31, 2017
November 2, 2016 (“2016 Repurchase Program”)	$15.0	$13.9
December 15, 2014 (“2014 Repurchase Program”)	10.0	—
December 17, 2013 (“2013 Repurchase Program”)	6.0	—

The share Repurchase Programs, each of which was effective immediately, permit the Company to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase (“ASR”) transactions, and/or other derivative transactions. The 2016 Repurchase Program can be modified or terminated by the Board of Directors at any time.

Pursuant to the authorization under the 2014 Repurchase Program, in August 2016, the Company entered into two fixed dollar ASRs with Barclays Bank PLC (“Barclays”) for a total of $3.6 billion. Upon payment of the $3.6 billion purchase price in January 2017, the Company received a number of shares of its common stock equal to 80% of the $3.6 billion notional amount of the ASRs or approximately 36.1 million shares, which were placed into treasury stock in January 2017. The ASRs were accounted for as an initial treasury stock transaction for $2.9 billion and a forward contract for $0.7 billion. In April 2017, the Company received 9.9 million shares of common stock, representing the remaining 20% of the $3.6 billion notional amount of the ASRs, thereby concluding the ASRs. The remaining 9.9 million shares of common stock delivered to the Company by Barclays were placed into treasury stock and the forward contract was reclassified from capital surplus to treasury stock in April 2017.

Notes to Consolidated Financial Statements (continued)

Pursuant to the authorization under the 2014 Repurchase Program, in December 2015, the Company entered into a $725 million fixed dollar ASR with Barclays. Upon payment of the $725 million purchase price in December 2015, the Company received a number of shares of its common stock equal to 80% of the $725 million notional amount of the ASR or approximately 6.2 million shares. The initial 6.2 million shares of common stock delivered to the Company by Barclays were placed into treasury stock in December 2015. The ASR was accounted for as an initial treasury stock transaction of $580 million and a forward contract of $145 million. The forward contract was classified as an equity instrument and was recorded within capital surplus on the consolidated balance sheet. In January 2016, the Company received 1.4 million shares of common stock, representing the remaining 20% of the $725 million notional amount of the ASR, thereby concluding the ASR. The remaining 1.4 million shares of common stock delivered to the Company by Barclays were placed into treasury stock in January 2016 and the forward contract was reclassified from capital surplus to treasury stock.

Pursuant to the authorization under the 2013 Repurchase Programs, in January 2015, the Company entered into a $2.0 billion fixed dollar ASR agreement with J.P. Morgan Chase Bank (“JP Morgan”). Upon payment of the $2.0 billion purchase price in January 2015, the Company received a number of shares of its common stock equal to 80% of the $2.0 billion notional amount of the ASR agreement or approximately 16.8 million shares, which were placed into treasury stock in January 2015. In May 2015, the Company received approximately 3.1 million shares of common stock, representing the remaining 20% of the $2.0 billion notional amount of the ASR, thereby concluding the ASR. The remaining 3.1 million shares of common stock delivered to the Company by JP Morgan were placed into treasury stock in May 2015. The ASR was accounted for as an initial treasury stock transaction of $1.6 billion and a forward contract of $0.4 billion. The forward contract was classified as an equity instrument and was initially recorded within capital surplus on the consolidated balance sheet and was reclassified to treasury stock upon the settlement of the ASR in May 2015.

In the ASR transactions described above, the initial repurchase of the shares and delivery of the remainder of the shares to conclude the ASR, resulted in an immediate reduction of the outstanding shares used to calculate the weighted average common shares outstanding for basic and diluted earnings per share.

During the year ended December 31, 2017, the Company repurchased an aggregate of 55.4 million shares of common stock for approximately $4.4 billion under the 2014 and 2016 Repurchase Programs. As of December 31, 2017, there remained an aggregate of approximately $13.9 billion available for future repurchases under the 2016 Repurchase Program and the 2014 and 2013 Repurchase Programs were complete.

During the year ended December 31, 2016, the Company repurchased an aggregate of 47.5 million shares of common stock for approximately $4.5 billion under the 2014 Repurchase Program. During the year ended December 31, 2015, the Company repurchased an aggregate of 48.0 million shares of common stock for approximately $5.0 billion under the 2013 and 2014 Repurchase Programs.

Notes to Consolidated Financial Statements (continued)

5Borrowings and Credit Agreements

The following table is a summary of the Company’s borrowings as of December 31:

In millions	2017	2016
Short-term debt
Commercial paper	$1,276	$1,874

Long-term debt
1.9% senior notes due 2018	2,250	2,250
2.25% senior notes due 2018	1,250	1,250
2.25% senior notes due 2019	850	850
2.8% senior notes due 2020	2,750	2,750
2.125% senior notes due 2021	1,750	1,750
4.125% senior notes due 2021	550	550
2.75% senior notes due 2022	1,250	1,250
3.5% senior notes due 2022	1,500	1,500
4.75% senior notes due 2022	399	399
4% senior notes due 2023	1,250	1,250
3.375% senior notes due 2024	650	650
5% senior notes due 2024	299	299
3.875% senior notes due 2025	2,828	2,828
2.875% senior notes due 2026	1,750	1,750
6.25% senior notes due 2027	372	372
3.25% senior exchange debentures due 2035	1	1
4.875% senior notes due 2035	652	652
6.125% senior notes due 2039	447	447
5.75% senior notes due 2041	133	133
5.3% senior notes due 2043	750	750
5.125% senior notes due 2045	3,500	3,500
Capital lease obligations	670	648
Other	43	23
Total debt principal	27,170	27,726
Debt premiums	28	33
Debt discounts and deferred financing costs	(196)	(228)
	27,002	27,531
Less:
Short-term debt (commercial paper)	(1,276)	(1,874)
Current portion of long-term debt	(3,545)	(42)
Long-term debt	$22,181	$25,615

The Company had approximately $1.3 billion of commercial paper outstanding at a weighted average interest rate of 2.0% as of December 31, 2017. The Company had approximately $1.9 billion of commercial paper outstanding at a weighted average interest rate of 1.22% as of December 31, 2016. In connection with its commercial paper program, the Company maintains a $1.0 billion 364-day unsecured back-up credit facility, which expires on May 17, 2018, a $1.25 billion, five-year unsecured back-up credit facility, which expires on July 24, 2019, a $1.25 billion, five-year unsecured back-up credit facility, which expires on July 1, 2020, and a $1.0 billion, five-year unsecured back-up credit facility, which expires on May 18, 2022. The credit facilities allow for borrowings at various rates that are dependent, in part, on the Company’s public debt ratings and require the Company to pay a weighted average quarterly facility fee of approximately 0.02%, regardless of usage. As of December 31, 2017 and 2016, there were no borrowings outstanding under the back-up credit facilities.

Notes to Consolidated Financial Statements (continued)

On December 3, 2017, in connection with the proposed acquisition of Aetna, the Company entered into a $49.0 billion unsecured bridge loan facility. The Company paid approximately $221 million in fees upon entering into the agreement. The fees were capitalized in other current assets and will be amortized as interest expense over the period the bridge facility is outstanding. The bridge loan facility was reduced to $44.0 billion on December 15, 2017 upon the Company entering into a $5.0 billion term loan agreement. The Company recorded $56 million of amortization of the bridge loan facility fees during the three months and year ended December 31, 2017, which was recorded in interest expense. On December 15, 2017, in connection with the proposed acquisition of Aetna, the Company entered into a $5.0 billion unsecured term loan agreement. The term loan facility under the term loan agreement consists of a $3.0 billion three-year tranche and a $2.0 billion five-year tranche. The term loan facility allows for borrowings at various rates that are dependent, in part, on the Company’s debt ratings and require the Company to pay a weighted average quarterly commitment fee, regardless of usage.

On January 3, 2017, the Company entered into a $2.5 billion revolving credit facility. The credit facility allows for borrowings at various rates that are dependent, in part, on the Company’s debt ratings and require the Company to pay a weighted average quarterly facility fee of approximately 0.03%, regardless of usage. The Company terminated the credit facility in May 2017.

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

Notes to Consolidated Financial Statements (continued)

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

The remaining principal of the Omnicare debt assumed was comprised of senior unsecured notes with an aggregate principal amount of $700 million ($400 million of 4.75% senior notes due 2022 and $300 million of 5% senior notes due 2024). In September 2015, the Company commenced exchange offers for the 4.75% senior notes due 2022 and the 5% senior notes due 2024 to exchange all validly tendered and accepted notes issued by Omnicare for notes to be issued by the Company. This offer expired on October 20, 2015 and the aggregate principal amounts of $388 million of the 4.75% senior notes due 2022 and $296 million of the 5% senior notes due 2024 were validly tendered and exchanged for notes issued by the Company. The Company recorded this exchange transaction as a modification of the original debt instruments. Consequently, no gain or loss on extinguishment was recognized in the Company’s consolidated income statement as a result of this exchange transaction and the issuance costs of the new debt were expensed as incurred.

The back-up credit facilities and unsecured senior notes contain customary restrictive financial and operating covenants. The covenants do not materially affect the Company’s financial or operating flexibility. As of December 31, 2017, the Company is in compliance with all debt covenants.

The following is a summary of the Company’s required principal debt repayments due during each of the next five years and thereafter, as of December 31, 2017:

In millions
2018	$4,821
2019	873
2020	2,775
2021	2,327
2022	3,178
Thereafter	13,196
Total	$27,170

6Store Closures

In December 2016, the Company announced an enterprise streamlining initiative designed to reduce costs and enhance operating efficiencies to allow the Company to be more competitive in the current health care environment. In connection with the enterprise streamlining initiative, the Company announced its intention to rationalize the number of retail stores by closing approximately 70 underperforming stores during the year ending December 31, 2017. During the

Notes to Consolidated Financial Statements (continued)

year ended December 31, 2017, the Company closed 71 retail stores and recorded charges of $215 million within operating expenses in the Retail/LTC Segment. The charges are primarily comprised of provisions for the present value of noncancelable lease obligations. The noncancelable lease obligations associated with stores closed during the year ended December 31, 2017 extend through the year 2039.

7Leases

The Company leases most of its retail and mail order locations, 13 of its distribution centers and certain corporate offices under noncancelable operating leases, typically with initial terms of 15 to 25 years and with options that permit renewals for additional periods. The Company also leases certain equipment and other assets under noncancelable operating leases, typically with initial terms of 3 to 10 years. In December 2015, in connection with the acquisition of the pharmacy and clinic businesses of Target, the Company entered into lease agreements with Target for the pharmacy and clinic space within Target stores. Given that the noncancelable contractual term of the pharmacy lease arrangement exceeds the remaining estimated economic life of the buildings being leased, the Company concluded for accounting purposes that the lease term was the remaining economic life of the buildings. Consequently, most of the individual pharmacy leases are capital leases. Approximately $0.3 billion of capital lease obligations were recorded in connection with this transaction.

Minimum rent on operating leases is expensed on a straight-line basis over the term of the lease. In addition to minimum rental payments, certain leases require additional payments based on sales volume, as well as reimbursement for real estate taxes, common area maintenance and insurance, which are expensed when incurred.

The following table is a summary of the Company’s net rental expense for operating leases for the years ended December 31:

In millions	2017	2016	2015
Minimum rentals	$2,455	$2,418	$2,317
Contingent rentals	29	35	34
	2,484	2,453	2,351
Less: sublease income	(24)	(24)	(22)
	$2,460	$2,429	$2,329

Notes to Consolidated Financial Statements (continued)

The following table is a summary of the future minimum lease payments under capital and operating leases as of December 31, 2017:

	Capital	Operating
In millions	Leases	Leases(1)
2018	$74	$2,493
2019	74	2,361
2020	74	2,201
2021	73	2,072
2022	73	1,934
Thereafter	974	16,090
Total future lease payments (2)	1,342	$27,151
Less: imputed interest	(672)
Present value of capital lease obligations	$670

(1)	Future operating lease payments have not been reduced by minimum sublease rentals of $171 million due in the future under noncancelable subleases.
(2)

The Company leases pharmacy and clinic space from Target. Amounts related to such capital and operating leases are reflected above. Amounts due in excess of the remaining estimated economic life of the buildings of approximately $1.9 billion are not reflected herein since the estimated economic life of the buildings is shorter than the contractual term of the lease arrangement.

The Company finances a portion of its store development program through sale-leaseback transactions. The properties are generally sold at net book value, which generally approximates fair value, and the resulting leases generally qualify and are accounted for as operating leases. The operating leases that resulted from these transactions are included in the above table. The Company does not have any retained or contingent interests in the stores and does not provide any guarantees, other than a guarantee of lease payments, in connection with the sale-leaseback transactions. Proceeds from sale-leaseback transactions totaled $265 million in 2017, $230 million in 2016 and $411 million in 2015.

8Medicare Part D

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

Notes to Consolidated Financial Statements (continued)

9Pension Plans and Other Postretirement Benefits

Defined Contribution Plans

The Company sponsors several voluntary 401(k) savings plans that cover all employees who meet plan eligibility requirements. The Company makes matching contributions consistent with the provisions of the plans.

At the participant’s option, account balances, including the Company’s matching contribution, can be transferred without restriction among various investment options, including the Company’s common stock fund under one of the defined contribution plans. The Company also maintains a nonqualified, unfunded deferred compensation plan for certain key employees. This plan provides participants the opportunity to defer portions of their eligible compensation and receive matching contributions equivalent to what they could have received under the CVS Health 401(k) Plan absent certain restrictions and limitations under the Internal Revenue Code. The Company’s contributions under the above defined contribution plans were $314 million, $295 million and $251 million in 2017, 2016 and 2015, respectively.

Defined Benefit Pension Plans

As of December 31, 2016 and 2015, the Company sponsored seven defined benefit pension plans, all of which are closed to new participants. Two of the plans are tax-qualified plans that are funded based on actuarial calculations and applicable federal laws and regulations. The other five plans are unfunded nonqualified supplemental retirement plans. In 2015, the Company terminated its largest tax-qualified plan and in 2017, the Company terminated the other tax-qualified plan.

During the year ended December 31, 2017, the Company settled the pension obligations of its two tax-qualified plans by irrevocably transferring pension liabilities to an insurance company through the purchase of group annuity contracts and through lump sum distributions. These purchases, funded with pension plan assets, resulted in pre-tax settlement losses of $187 million in the year ended December 31, 2017, related to the recognition of accumulated deferred actuarial losses. The settlement losses are included in other expense in the consolidated statement of income.

The following tables outline the change in benefit obligations and plan assets over the comparable periods:

In millions	2017	2016
Change in benefit obligation:
Benefit obligation at beginning of year	$844	$844
Interest cost	20	27
Actuarial loss (gain)	(31)	13
Benefit payments	(35)	(37)
Settlements	(667)	(3)
Benefit obligation at end of year	$131	$844

In millions	2017	2016
Change in plan assets:
Fair value of plan assets at the beginning of the year	$624	$613
Actual return on plan assets	32	26
Employer contributions	46	25
Benefit payments	(35)	(37)
Settlements	(667)	(3)
Fair value of plan assets at the end of the year	—	624

Funded status	$(131)	$(220)

Notes to Consolidated Financial Statements (continued)

The components of net periodic benefit costs for the years ended December 31 are shown below:

In millions	2017	2016	2015
Components of net periodic benefit cost:
Interest cost	$20	$27	$31
Expected return on plan assets	(20)	(32)	(33)
Amortization of net loss	21	32	21
Settlement losses	187	—	—
Net periodic pension cost	$208	$27	$19

Pension Plan Assumptions

The Company uses a series of actuarial assumptions to determine the benefit obligations and the net benefit costs. The discount rate is determined by examining the current yields observed on the measurement date of fixed-interest, high quality investments expected to be available during the period to maturity of the related benefits on a plan by plan basis. In 2016, the discount rate for the qualified plan that had been terminated was determined by examining the current assumed lump sum and annuity purchase rates. The expected long-term rate of return on plan assets is determined by using the plan’s target allocation and historical returns for each asset class on a plan by plan basis. Certain of the Company’s pension plans use assumptions on expected compensation increases of plan participants. These increases are determined by an actuarial analysis of the plan participants, their expected compensation increases, and the duration of their earnings period until retirement. Each of these assumptions is reviewed as plan characteristics change and on an annual basis with input from senior pension and financial executives and the Company’s external actuarial consultants.

The discount rate for determining plan benefit obligations was 3.5% in 2017 and 4.0% in 2016 for all plans, except the terminated qualified plan. The discount rate for the terminated qualified plan was 3.09% in 2016. The expected long-term rate of return for the plans ranged from 4.0% to 5.5% in 2017 and 2016. The rate of compensation increases for certain of the plans with active participants ranged from 4.0% to 6.0% in 2017 and 2016.

Return on Plan Assets

The Company’s investment strategy for its two qualified pension plans was liability management driven. The asset allocation targets were to hold fixed income investments based upon this strategy. The following tables show the fair value allocation of plan assets by asset category as of December 31, 2016.

	Fair value of plan assets at December 31, 2016
	Level 1	Level 2	Level 3	Total
Cash and money market funds	$8	$—	$—	$8
Fixed income funds	3	580	—	583
Equity mutual funds	33	—	—	33
Total assets at fair value	$44	$580	$—	$624

As of December 31, 2016, the Company’s qualified defined benefit pension plan assets consisted of 5% equity, 94% fixed income and 1% money market securities of which 7% were classified as Level 1 and 93% as Level 2 in the fair value hierarchy. The Company had no investments in Level 3 alternative investments during the year ended December 31, 2016.

As of December 31, 2017, the assets in the Company’s qualified defined benefit pension plans had been fully liquidated through the purchase of group annuity contracts and through lump sum distributions.

Notes to Consolidated Financial Statements (continued)

Cash Flows

The Company contributed $46 million, $25 million and $22 million to the pension plans during 2017, 2016 and 2015, respectively. The Company plans to make approximately $21 million in contributions to the pension plans during 2018. These contributions include contributions made to certain nonqualified benefit plans for which there is no funding requirement. The Company estimates the following future benefit payments which are calculated using the same actuarial assumptions used to measure the benefit obligation as of December 31, 2017:

In millions
2018	$21
2019	14
2020	12
2021	23
2022	8
Thereafter	31

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

None of the multiemployer pension plans in which the Company participates are individually significant to the Company. Total Company contributions to multiemployer pension plans were $17 million in 2017, $15 million in 2016 and $14 million in 2015.

Other Postretirement Benefits

The Company provides postretirement health care and life insurance benefits to certain retirees who meet eligibility requirements. The Company’s funding policy is generally to pay covered expenses as they are incurred. For retiree medical plan accounting, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. As of December 31, 2017 and 2016, the Company’s other postretirement benefits had an accumulated postretirement benefit obligation of $25 million and $24 million, respectively. Net periodic benefit costs related to these other postretirement benefits were $1 million in both 2017 and 2016, and $2 million in 2015.

Pursuant to various collective bargaining agreements, the Company also contributes to multiemployer health and welfare plans that cover certain union-represented employees. The plans provide postretirement health care and life insurance benefits to certain employees who meet eligibility requirements. Total Company contributions to multiemployer health and welfare plans were $58 million, $52 million and $60 million in 2017, 2016 and 2015, respectively.

Notes to Consolidated Financial Statements (continued)

10Stock Incentive Plans

Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the stock award (generally three to five years) using the straight-line method. The following table is a summary of stock-based compensation for each of the respective periods:

In millions	2017	2016	2015
Stock options (1)	$65	$79	$90
Restricted stock awards (2)	169	143	140
Total stock-based compensation	$234	$222	$230

(1)	Includes the Employee Stock Purchase Plan (the “ESPP”)
(2)

Stock-based compensation for the year ended December 31, 2015 includes $38 million associated with accelerated vesting of restricted stock replacement awards issued to Omnicare executives who were terminated subsequent to the acquisition.

The ESPP provides for the purchase of up to 30 million shares of common stock. Under the ESPP, beginning in 2016, eligible employees could purchase common stock at the end of each six month offering period at a purchase price equal to 90% of the lower of the fair market value on the first day or the last day of the offering period. Prior to 2016, the purchase price was equal to 85% of the lower of the fair market value on the first day or the last day of the offering period. During 2017, approximately one million shares of common stock were purchased under the provisions of the ESPP at an average price of $71.66 per share. As of December 31, 2017, approximately 11 million shares of common stock were available for issuance under the ESPP.

The fair value of stock-based compensation associated with the ESPP is estimated on the date of grant (the first day of the six month offering period) using the Black-Scholes option pricing model.

The following table is a summary of the assumptions used to value the ESPP awards for each of the respective periods:

	2017	2016	2015
Dividend yield (1)	1.24%	0.88%	0.71%
Expected volatility (2)	22.70%	20.64%	13.92%
Risk-free interest rate (3)	0.86%	0.45%	0.11%
Expected life (in years) (4)	0.5	0.5	0.5
Weighted-average grant date fair value	$13.01	$14.98	$18.72

(1)	The dividend yield is calculated based on semi-annual dividends paid and the fair market value of the Company’s stock at the grant date.
(2)	The expected volatility is based on the historical volatility of the Company’s daily stock market prices over the previous six month period.
(3)	The risk-free interest rate is based on the Treasury constant maturity interest rate whose term is consistent with the expected term of ESPP options (i.e., six months).
(4)	The expected life is based on the semi-annual purchase period.

The terms of the Company’s Incentive Compensation Plan (“ICP”) provide for grants of annual incentive and long-term performance awards to executive officers and other officers and employees of the Company or any subsidiary of the Company. Payment of such annual incentive and long-term performance awards will be in cash, stock, other awards or other property, at the discretion of the Management Planning and Development Committee of the Company’s Board of Directors. The ICP allows for a maximum of 74 million shares to be reserved and available for grants. The ICP is the only compensation plan under which the Company grants stock options, restricted stock and other stock-based awards to its employees, with the exception of the Company’s ESPP. As of December 31, 2017, there were approximately 32 million shares available for future grants under the ICP.

The Company’s restricted awards are considered nonvested share awards and require no payment from the employee. Compensation cost is recorded based on the market price of the Company’s common stock on the grant date and is recognized on a straight-line basis over the requisite service period. As of December 31, 2017, there was $350 million of total unrecognized compensation cost related to the restricted stock units that are expected to vest. These costs are

Notes to Consolidated Financial Statements (continued)

expected to be recognized over a weighted-average period of 2.25 years. The total fair value of restricted shares vested during 2017, 2016 and 2015 was $175 million, $218 million and $164 million, respectively.

The following table is a summary of the restricted stock unit and restricted share award activity for the year ended December 31, 2017.

		Weighted Average
		Grant Date
Units in thousands	Units	Fair Value
Nonvested at beginning of year	4,876	$55.56
Granted	2,873	$78.35
Vested	(2,340)	$78.92
Forfeited	(395)	$89.21
Nonvested at end of year	5,014	$86.92

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

Cash received from stock options exercised, which includes the ESPP, totaled $329 million, $296 million and $362 million during 2017, 2016 and 2015, respectively. Payments for taxes for net share settlement of equity awards totaled $71 million in 2017, $72 million in 2016 and $63 million in 2015, respectively. The total intrinsic value of stock options exercised was $176 million, $244 million and $394 million in 2017, 2016 and 2015, respectively. The total fair value of stock options vested during 2017, 2016 and 2015 was $341 million, $298 million and $334 million, respectively.

The fair value of each stock option is estimated using the Black-Scholes option pricing model based on the following assumptions at the time of grant:

	2017	2016	2015
Dividend yield (1)	2.56%	1.62%	1.37%
Expected volatility (2)	18.39%	17.22%	18.07%
Risk-free interest rate (3)	1.77%	1.24%	1.24%
Expected life (in years) (4)	4.1	4.2	4.2
Weighted-average grant date fair value	$9.43	$13.00	$14.01

(1)	The dividend yield is based on annual dividends paid and the fair market value of the Company’s stock at the grant date.
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

As of December 31, 2017, unrecognized compensation expense related to unvested options totaled $57 million, which the Company expects to be recognized over a weighted-average period of 1.76 years. After considering anticipated forfeitures, the Company expects approximately 9 million of the unvested stock options to vest over the requisite service period.

Notes to Consolidated Financial Statements (continued)

The following table is a summary of the Company’s stock option activity for the year ended December 31, 2017:

			Weighted
			Average
		Weighted	Remaining	Aggregate
		Average	Contractual	Intrinsic
Shares in thousands	Shares	Exercise Price	Term	Value
Outstanding at December 31, 2016	23,275	$68.60
Granted	3,513	$78.05
Exercised	(4,814)	$43.07
Forfeited	(889)	$94.25
Expired	(555)	$60.00
Outstanding at December 31, 2017	20,530	$75.32	3.62	$180,318,054
Exercisable at December 31, 2017	11,365	$61.37	2.30	$179,628,690
Vested at December 31, 2017 and expected to vest in the future	20,114	$75.00	3.57	$180,299,134

11Income Taxes

The income tax provision for continuing operations consisted of the following for the years ended December 31:

In millions	2017	2016	2015
Current:
Federal	$2,594	$2,803	$3,065
State	464	511	555
	3,058	3,314	3,620
Deferred:
Federal	(1,435)	5	(180)
State	14	(2)	(54)
	(1,421)	3	(234)
Total	$1,637	$3,317	$3,386

On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act (the “TCJA”). Among numerous changes to existing tax laws, the TCJA permanently reduces the federal corporate income tax rate from 35% to 21% effective on January 1, 2018. The effects on deferred tax balances of changes in tax rates are required to be taken into consideration in the period in which the changes are enacted, regardless of when they are effective. As the result of the reduction of the corporate income tax rate under the TCJA, the Company estimated the revaluation of its net deferred tax liabilities and recorded a provisional income tax benefit of approximately $1.5 billion for year ended December 31, 2017. The Company has not completed all of its processes to determine the TCJA’s final impact. The final impact may differ from this provisional amount due to, among other things, changes in interpretations and assumptions the Company has made thus far and the issuance of additional regulatory or other guidance. The accounting is expected to be completed by the time the 2017 federal corporate income tax return is filed in 2018.

The following table is a reconciliation of the statutory income tax rate to the Company’s effective income tax rate for continuing operations for the years ended December 31:

	2017	2016	2015
Statutory income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	4.1	4.1	4.0
Provisional effect of the Tax Cuts and Jobs Act	(18.3)	—	—
Other	(1.0)	(0.7)	0.3
Effective income tax rate	19.8%	38.4%	39.3%

Notes to Consolidated Financial Statements (continued)

The Company has $3.0 billion and $4.2 billion of net deferred income tax liabilities as of December 31, 2017 and 2016, respectively. The following table is a summary of the components of the Company’s deferred income tax assets and liabilities as of December 31:

In millions	2017	2016
Deferred income tax assets:
Lease and rents	$291	$375
Inventory	31	57
Employee benefits	246	400
Allowance for doubtful accounts	187	301
Retirement benefits	40	65
Net operating loss and capital loss carryforwards	101	125
Deferred income	93	144
Other	18	336
Valuation allowance	(77)	(135)
Total deferred income tax assets	930	1,668
Deferred income tax liabilities:
Depreciation and amortization	(3,926)	(5,882)
Total deferred income tax liabilities	(3,926)	(5,882)
Net deferred income tax liabilities	$(2,996)	$(4,214)

The Company assesses positive and negative evidence to determine whether it is more likely than not some portion of a deferred tax asset would not be realized. When it would not, a valuation allowance is established for such portion of a deferred tax asset.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In millions	2017	2016	2015
Beginning balance	$307	$338	$188
Additions based on tax positions related to the current year	62	68	57
Additions based on tax positions related to prior years	32	70	122
Reductions for tax positions of prior years	(28)	(100)	(11)
Expiration of statutes of limitation	(10)	(22)	(13)
Settlements	(19)	(47)	(5)
Ending balance	$344	$307	$338

The Company and most of its subsidiaries are subject to U.S. federal income tax as well as income tax of numerous state and local jurisdictions. The Company is a participant in the Compliance Assurance Process (“CAP”), which is a  program made available by the Internal Revenue Service (“IRS”) to certain qualifying large taxpayers, under which participants work collaboratively with the IRS to identify and resolve potential tax issues through open, cooperative and transparent interaction prior to the annual filing of their federal income tax return. The IRS is currently examining the Company’s 2016 and 2017 consolidated U.S. federal income tax returns.

The Company and its subsidiaries are also currently under income tax examinations by a number of state and local tax authorities. As of December 31, 2017, no examination has resulted in any proposed adjustments that would result in a material change to the Company’s results of operations, financial condition or liquidity.

Substantially all material state and local income tax matters have been concluded for fiscal years through 2011. Certain state exams are expected to/likely to be concluded and certain state statutes will lapse in 2018, but the change in the balance of our uncertain tax positions will be immaterial. In addition, it is reasonably possible that the Company’s unrecognized tax benefits could change within the next twelve months due to the anticipated conclusion of various

Notes to Consolidated Financial Statements (continued)

examinations with the IRS for various years. An estimate of the range of the possible change cannot be made at this time.

The Company records interest expense related to unrecognized tax benefits and penalties in income tax expense. The Company accrued interest expense of approximately $11 million in 2017, $10 million in 2016 and $5 million in 2015. The Company had approximately $34 million and $30 million accrued for interest and penalties as of December 31, 2017 and 2016, respectively.

There are no material uncertain tax positions as of December 31, 2017 the ultimate deductibility of which is highly certain but for which there is uncertainty about the timing.

As of December 31, 2017, the total amount of unrecognized tax benefits that, if recognized, would affect the effective income tax rate is approximately $317 million, after considering the federal benefit of state income taxes.

12Commitments and Contingencies

Lease Guarantees

Between 1995 and 1997, the Company sold or spun off a number of subsidiaries, including Bob’s Stores, Linens ‘n Things, and Marshalls. In many cases, when a former subsidiary leased a store, the Company provided a guarantee of the store’s lease obligations. When the subsidiaries were disposed of and accounted for as discontinued operations, the Company’s guarantees remained in place, although each initial purchaser has agreed to indemnify the Company for any lease obligations the Company was required to satisfy. If any of the purchasers or any of the former subsidiaries were to become insolvent and failed to make the required payments under a store lease, the Company could be required to satisfy these obligations. As of December 31, 2017, the Company guaranteed approximately 85 such store leases (excluding the lease guarantees related to Linens ‘n Things, which have been recorded as a liability on the consolidated balance sheet), with the maximum remaining lease term extending through 2029.

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

•

Indiana State District Council of Laborers and HOD Carriers Pension and Welfare Fund v. Omnicare, Inc., et al. (U.S. District Court for the Eastern District of Kentucky). In February 2006, two substantially similar putative class action lawsuits were filed and subsequently consolidated. The consolidated complaint was filed against Omnicare, three of its officers and two of its directors and purported to be brought on behalf of all open-market purchasers of Omnicare common stock from August 3, 2005 through July 27, 2006, as well as all purchasers who bought shares of Omnicare common stock in Omnicare’s public offering in December 2005. The complaint alleged violations of the Securities Exchange Act of 1934 and Section 11 of the Securities Act of 1933 and sought, among other things, compensatory damages and injunctive relief. After dismissals and appeals to the United States Court of Appeals for the Sixth Circuit, the United States Supreme Court remanded the case to the district court. In October 2016, Omnicare filed an answer to plaintiffs’ third amended complaint, and

Notes to Consolidated Financial Statements (continued)

discovery commenced. In August 2017, the plaintiffs moved for class certification, which Omnicare has opposed.

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

•

United States ex rel. Jack Chin v. Walgreen Company, et al. (U.S. District Court for the Central District of California). In March 2010, the Company received a subpoena from the U.S. Department of Health and Human Services, Office of the Inspector General requesting information about programs under which the Company has offered customers remuneration conditioned upon the transfer of prescriptions for drugs or medications to the Company’s pharmacies in the form of gift cards, cash, non-prescription merchandise or discounts or coupons for non-prescription merchandise. In October 2016, the U.S. District Court for the Central District of California unsealed a qui tam complaint, filed in April 2009 against CVS Pharmacy and other retail pharmacies, alleging that the Company violated the federal False Claims Act, and the False Claims Acts of several states, by offering such programs. The complaint was served on the Company in January 2017. In December 2017, the same court unsealed a second qui tam complaint filed by the same relator in September 2017. The complaint is based on the same factual allegations but asserts a legal theory the Court did not permit him to add to the original case. The federal government has declined intervention in both cases. The Company is defending both lawsuits.

•

United States ex rel. Anthony R. Spay v. CVS Caremark Corporation, et al. (U.S. District Court for the Eastern District of Pennsylvania). In January 2012, the court unsealed a first amended qui tam complaint filed in August 2011 by an individual relator, Anthony Spay, who is described in the complaint as having once been employed by a firm providing pharmacy prescription benefit audit and recovery services. The complaint seeks monetary damages and alleges that CVS Caremark’s processing of Medicare claims on behalf of one of its clients violated the federal False Claims Act. The United States declined to intervene in the lawsuit. In September 2015, the Court granted CVS Caremark’s motion for summary judgment in its entirety, and entered judgment in favor of CVS Caremark and against Spay. Spay appealed. In December 2017, the United States Court of Appeals for the Third Circuit affirmed the court’s judgment in favor of CVS Caremark.

•

State of Texas ex rel. Myron Winkelman and Stephani Martinson, et al. v. CVS Health Corporation, (Travis County Texas District Court). In February 2012, the Attorney General of the State of Texas issued Civil Investigative Demands and has issued a series of subsequent requests for documents and information in connection with its investigation concerning the CVS Health Savings Pass program and other pricing practices with respect to claims for reimbursement from the Texas Medicaid program. In January 2017, the court unsealed a first amended petition. The amended petition alleges the Company violated the Texas Medicaid Fraud Prevention Act by submitting false claims for reimbursement to Texas Medicaid by, among other things, failing to use the price available to members of the CVS Health Savings Pass program as the usual and customary price. The amended petition was unsealed following the Company’s filing of CVS Pharmacy, Inc. v. Charles Smith, et al. (Travis County District Court), a declaratory judgment action against the State of Texas in December 2016 seeking a declaration that the prices charged to members of the CVS Health Savings Pass program do not constitute usual and customary prices under the Medicaid regulation. The State of Texas is also pursuing temporary injunctive relief.

•

Subpoena Concerning PBM Administrative Fees. In March 2014, the Company received a subpoena from the United States Attorney’s Office for the District of Rhode Island, requesting documents and information concerning bona fide service fees and rebates received from pharmaceutical manufacturers in connection with certain drugs utilized under Medicare Part D, as well as the reporting of those fees and rebates to Part D plan

Notes to Consolidated Financial Statements (continued)

sponsors. The Company has been cooperating with the government and providing documents and information in response to the subpoena.

•

Corcoran et al. v. CVS Health Corporation (U.S. District Court for the Northern District of California) and Podgorny et al. v. CVS Health Corporation (U.S. District Court for the Northern District of Illinois). These putative class actions were filed against the Company in July and September 2015. The cases were consolidated in United States District Court in the Northern District of California. Plaintiffs seek damages and injunctive relief on behalf of a class of consumers who purchased certain prescription drugs under the consumer protection statutes and common laws of certain states. Several third-party payors filed similar putative class actions on behalf of payors captioned Sheet Metal Workers Local No. 20 Welfare and Benefit Fund v. CVS Health Corp. and Plumbers Welfare Fund, Local 130 v. CVS Health Corporation (both pending in the U.S. District Court for the District of Rhode Island) in February and August 2016. In all of these cases the plaintiffs allege the Company overcharged for certain prescription drugs by not submitting the price available to members of the CVS Health Savings Pass program as the pharmacy’s usual and customary price. In the consumer case (Corcoran), the Court granted summary judgment to CVS on plaintiffs’ claims in their entirety and certified certain subclasses in September 2017. The plaintiffs have filed a notice of appeal to the Ninth Circuit. The Company continues to defend these actions.

•

Omnicare DEA Subpoena. In September 2015, Omnicare was served with an administrative subpoena by the U.S. Drug Enforcement Administration (“DEA”). The subpoena seeks documents related to controlled substance policies, procedures, and practices at eight pharmacy locations from May 2012 to the present. In September 2017, the DEA expanded the investigation to include an additional pharmacy. The Company has been cooperating and providing documents in response to this administrative subpoena.

•

Omnicare Cycle Fill Civil Investigative Demand. In October 2015, Omnicare received a Civil Investigative Demand from the United States Attorney’s Office for the Southern District of New York requesting information and documents concerning Omnicare’s cycle fill process for assisted living facilities. The Company has been cooperating with the government and providing documents and information in response to the Civil Investigative Demand. In July 2017, Omnicare also received a subpoena from the California Department of Insurance requesting documents on similar subject matter.

•

PBM Pricing Civil Investigative Demand. In October 2015, the Company received from the U.S. Department of Justice (the “DOJ”) a Civil Investigative Demand requesting documents and information in connection with a federal False Claims Act investigation concerning allegations that the Company submitted, or caused to be submitted, to the Medicare Part D program prescription drug event data that misrepresented true prices paid by the Company’s PBM to pharmacies for drugs dispensed to Part D beneficiaries with prescription benefits administered by the Company’s PBM. The Company has been cooperating with the government and providing documents and information in response to the Civil Investigative Demand.

•

United States ex rel. Sally Schimelpfenig and John Segura v. Dr. Reddy's Laboratories Limited and Dr. Reddy's Laboratories, Inc. (U.S. District Court for the Eastern District of Pennsylvania). In November 2015, the court unsealed a second amended qui tam complaint filed in September 2015. The DOJ declined to intervene in this action. The relators allege that the Company, Walgreens, Wal-Mart, and Dr. Reddy’s Laboratories violated the federal and various state False Claims Acts by dispensing prescriptions in unit dose packaging supplied by Dr. Reddy’s that was not compliant with the Consumer Product Safety Improvement Act and the Poison Preventive Packaging Act and thereby allegedly rendering the drugs misbranded under the Food, Drug and Cosmetic Act. In March 2017, the Court granted the Company's motion to dismiss with leave to file an amended complaint. In June 2017, the Company moved to dismiss relators’ third amended complaint.

•

Barchock et al. v. CVS Health Corporation, et al. (U.S. District Court for the District of Rhode Island). In February 2016, a class action lawsuit was filed against the Company, the Benefit Plans Committee of the Company, and Galliard Capital Management, Inc., by Mary Barchock, Thomas Wasecko, and Stacy Weller,

Notes to Consolidated Financial Statements (continued)

purportedly on behalf of the 401(k) Plan and the Employee Stock Ownership Plan of the Company (the “Plan”), and participants in the Plan. The complaint alleged that the defendants breached fiduciary duties owed to the plaintiffs and the Plan by investing too much of the Plan’s Stable Value Fund in short-term money market funds and cash management accounts. The court recently granted the Company’s motion to dismiss the plaintiffs’ amended complaint. In May 2017, plaintiffs appealed that ruling in the United States Court of Appeals for the First Circuit.

•

State of California ex rel. Matthew Omlansky v. CVS Caremark Corporation (Superior Court of the State of California, County of Sacramento). In April 2016, the court unsealed a first amended qui tam complaint filed in July 2013. The government has declined intervention in this case. The relator alleges that the Company submitted false claims for payment to California Medicaid in connection with reimbursement for drugs available through the CVS Health Savings Pass program as well as certain other generic drugs. The case has been stayed pending the relator’s appeal of the judgment against him in a similar case against another retailer.

•

Retail DEA Matters. The Company has been also undergoing several audits by the DEA Administrator and is in discussions with the DEA and the U.S. Attorney’s Offices in several locations concerning allegations that the Company has violated certain requirements of the Controlled Substance Act.

•

National Opioid Litigation. In December 2017, the United States Judicial Panel on Multidistrict Litigation ordered consolidated numerous cases filed against various defendants by plaintiffs such as counties, cities, hospitals, Indian tribes, and third-party payors, alleging claims generally concerning the impacts of widespread opioid abuse. The consolidated multidistrict litigation is In re National Prescription Opiate Litigation (MDL No. 2804), pending in the U.S. District Court for the Northern District of Ohio. This multidistrict litigation presumptively includes relevant federal court cases that name the Company, including actions filed by several counties in West Virginia; actions filed by several counties and cities in Michigan; actions filed by hospitals in Florida and Mississippi; and an action filed by the St. Croix Chippewa Indians of Wisconsin. Similar cases that name the Company in some capacity have been filed in state courts, including cases filed by Shelby County, Tennessee, Shelby County (Tennessee) v. Purdue Pharma, L.P., et al. (Shelby County Circuit Court, No. CT-004500-17), and several counties in West Virginia, Brooke County (West Virginia) et al. v. Purdue Pharma, L.P., et al. (Marshall County Circuit Court, Nos. 17-C-248 – 17-C-255). The Company is defending all such matters.

•

Cherokee Nation Opioid Litigation. In April 2017, the Company was named as a defendant in an action filed on behalf of the Cherokee Nation in the District Court of Cherokee Nation (the “Cherokee Action”) asserting various causes of action allegedly arising from the widespread abuse of opioids. In June 2017, the Company filed a motion to dismiss the Cherokee Action. The Cherokee Nation has since filed an amended petition in the Cherokee Action. Also in June 2017, the six defendants in the Cherokee Action collectively filed a complaint in the U.S. District Court for the Northern District of Oklahoma, McKesson, et al. v. Hembree, et al., seeking a declaration and preliminary injunction prohibiting the District Court of Cherokee Nation from exercising jurisdiction over the Cherokee Action. In January 2018, the U.S. District Court granted the preliminary injunction motion and issued an order enjoining the Cherokee Nation Attorney General and the judicial officers of the Cherokee Nation District Court from taking any action with respect to the Cherokee Action pending resolution of the federal court case.

•

State of Mississippi v. CVS Health Corporation, et al. (Chancery Court of DeSoto County, Mississippi, Third Judicial District). In July 2016, the Company was served with a complaint filed on behalf of the State of Mississippi alleging that CVS retail pharmacies in Mississippi submitted false claims for reimbursement to Mississippi Medicaid by not submitting the price available to members of the CVS Health Savings Pass program as the pharmacy’s usual and customary price. The Company has responded to the complaint, filed a counterclaim, and moved to transfer the case to circuit court. The motion to transfer was granted, which the State has appealed, and the motion to dismiss remains pending.

Notes to Consolidated Financial Statements (continued)

•

Part B Insulin Products Civil Investigative Demand. In December 2016, the Company received a Civil Investigative Demand from the U.S. Attorney’s Office for the Northern District of New York, requesting documents and information in connection with a False Claims Act investigation concerning whether the Company’s retail pharmacies improperly submitted certain insulin claims to Medicare Part D rather than Part B. The Company has cooperated with the government and provided documents and information in response to the Civil Investigative Demand.

•

Cold Chain Logistics Civil Investigative Demand. In September 2016, the Company received from the DOJ a Civil Investigative Demand in connection with an investigation as to whether the Company’s handling of certain temperature-sensitive pharmaceuticals violates the federal Food, Drug and Cosmetic Act and the False Claims Act. The Company has been cooperating with the government and providing documents and information in response to the Civil Investigative Demand.

•

Amburgey, et al. v. CaremarkPCS Health, L.L.C. (U.S. District Court for the Central District of California). In March 2017, the Company was served with a complaint challenging the policies and procedures used by CVS Specialty pharmacies to ship temperature-sensitive medications. The case is similar to a matter already pending against the Company in the Superior Court of California (Los Angeles County), Bertram v. Immunex Corp., et al., which was filed in October 2014. In November 2017, the plaintiffs voluntarily dismissed the Amburgey case without prejudice. The Company continues to defend the Bertram matter.

•

Barnett, et al. v. Novo Nordisk Inc., et al. and Boss, et al. v. CVS Health Corporation, et al., and Christensen, et al., v. Novo Nordisk Inc. et al., (all pending in the U.S. District Court for the District of New Jersey). These putative class actions were filed against the Company and other PBMs and manufacturers of insulin in March and April 2017. Plaintiffs in all cases allege that the PBMs and manufacturers have engaged in a conspiracy whereby the PBMs sell access to their formularies by demanding the highest rebates, which in turn causes increased list prices for insulin. The primary claims are antitrust claims, claims under the Racketeer Influenced and Corrupt Organizations Act (“RICO”), violations of state unfair competition and consumer protection laws and in Boss, claims pursuant to the Employee Retirement Income Security Act (“ERISA”). In December 2017, the attorney appointed as interim lead counsel in Barnet, Boss and Christensen filed a consolidated amended class action complaint in a related action, In re Insulin Pricing Litigation, against only the drug manufacturers, and not against the PBMs.

•

Insulin Products Investigation. In April 2017, the Company received a Civil Investigative Demand from the Attorney General of Washington, seeking documents and information regarding pricing and rebates for insulin products in connection with a pending investigation into unfair and deceptive acts or practice regarding insulin pricing. We have been notified by the Office of the Attorney General of Washington that information provided in response to the Civil Investigative Demand will be shared with the Attorneys General of California, Florida, Minnesota, New Mexico and the District of Columbia. In July 2017, the Company received a Civil Investigative Demand from the Attorney General of Minnesota, seeking documents and information regarding pricing and rebates for insulin and epinephrine products in connection with a pending investigation into unfair and deceptive acts or practices regarding insulin and epinephrine pricing.

•

Bewley, et al. v. CVS Health Corporation, et al. and Prescott, et al. v. CVS Health Corporation, et al. (both pending in the U.S. District Court for the Western District of Washington). These putative class actions were filed in May 2017 against the Company and other pharmacy benefit managers and manufacturers of glucagon kits (Bewley) and diabetes test strips (Prescott). Both cases allege that, by contracting for rebates with the manufacturers of these diabetes products, the Company and other PBMs caused list prices for these products to increase, thereby harming certain consumers. The primary claims are made under federal antitrust laws, RICO, state unfair competition and consumer protection laws, and ERISA. These cases have both been transferred to the United States District Court for the District of New Jersey on defendants’ motions. The Company is defending these lawsuits.

Notes to Consolidated Financial Statements (continued)

•

Klein, et al. v. Prime Therapeutics, et al. (U.S. District Court for the District of Minnesota). In June 2017, a putative class action complaint was filed against the Company and other pharmacy benefit managers on behalf of ERISA plan members who purchased and paid for EpiPen or EpiPen Jr. Plaintiffs allege that the pharmacy benefit managers are ERISA fiduciaries to plan members and have violated ERISA by allegedly causing higher inflated prices for EpiPen through the process of negotiating increased rebates from EpiPen manufacturer, Mylan. The Company is defending this lawsuit.

•

Medicare Part D Civil Investigative Demand. In May 2017, the United States Attorney’s Office for the Southern District of New York issued a Civil Investigative Demand to the Company concerning possible false claims submitted to Medicare in connection with reimbursements for prescription drugs under the Medicare Part D program. The Company has been cooperating with the government and providing documents and information in response to the Civil Investigative Demand.

•

Shareholder Matters. In August and September 2017, four complaints were filed by putative derivative plaintiffs against certain officers and directors of the Company. Three of those actions, Sherman v. Merlo, et al., Feghali v. Merlo, et al., and Banchalter v. Merlo, et al., were filed in the U.S. District Court for the District of Rhode Island. A fourth, Boron v. Bracken, et al., was filed in Rhode Island Superior Court. These matters assert a variety of causes of action, including breach of fiduciary duty, waste of corporate assets, unjust enrichment, civil conspiracy and violation of Section 14(a) of the Exchange Act, and are premised on the allegation that the defendants approved business plans that exposed the Company to various litigations and investigations. The three federal matters have been stayed pending resolution of certain of the underlying matters, and the Company has filed a motion to stay the state court action.

•

MSP Recovery Claims Series, LLC, et al. v. CVS Health Corporation, et al. (U.S. District Court for the Western District of Texas). In September 2017, a putative class action complaint was filed against the company, Express Scripts, Inc., and the manufacturers of insulin on behalf of assignees of claims of Medicare Advantage Organizations. Plaintiffs assert that the PBMs and manufacturers have engaged in a conspiracy whereby the PBMs sell access to their formularies by demanding the highest rebates, which in turn causes increased list prices for insulin. The plaintiffs assert claims on behalf of two putative classes: (1) all Medicare C payors and (2) all Medicare D payors. The complaint asserts claims under RICO, and for common law fraud and unjust enrichment.

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

Notes to Consolidated Financial Statements (continued)

13Segment Reporting

The Company currently has three reportable segments: Pharmacy Services, Retail/LTC and Corporate. The Retail/LTC Segment includes the operating results of the Company’s Retail Pharmacy and LTC/RxCrossroads operating segments as the operations and economics characteristics are similar. The Company’s segments maintain separate financial information for which operating results are evaluated on a regular basis by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

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

In 2017, 2016 and 2015, approximately 12.3%, 11.7% and 10.0%, respectively, of the Company’s consolidated net revenues were from Aetna, a Pharmacy Services Segment client. More than 99% of the Company’s consolidated net revenues are earned in, and long-lived assets are located in the United States.

Notes to Consolidated Financial Statements (continued)

The following table is a reconciliation of the Company’s business segments to the consolidated financial statements:

	Pharmacy Services	Retail/LTC	Corporate	Intersegment	Consolidated
In millions	Segment(1)(2)	Segment(2)	Segment	Eliminations(2)	Totals
2017:
Net revenues	$130,596	$79,398	$—	$(25,229)	$184,765
Gross profit (3)	6,040	23,317	—	(812)	28,545
Operating profit (loss) (4)(5)	4,755	6,469	(966)	(741)	9,517
Depreciation and amortization	712	1,651	117	—	2,480
Additions to property and equipment	311	1,398	340	—	2,049
2016:
Net revenues	119,963	81,100	—	(23,537)	$177,526
Gross profit (3)	5,901	23,738	—	(782)	28,857
Operating profit (loss) (4)(5)(6)(7)	4,676	7,302	(891)	(721)	10,366
Depreciation and amortization	714	1,642	119	—	2,475
Additions to property and equipment	295	1,732	252	—	2,279
2015:
Net revenues	100,363	72,007	—	(19,080)	$153,290
Gross profit	5,227	21,992	—	(691)	26,528
Operating profit (loss) (4)(5)(7)	3,992	7,146	(1,035)	(628)	9,475
Depreciation and amortization	654	1,336	102	—	2,092
Additions to property and equipment	359	1,883	125	—	2,367

(5)

Net revenues of the Pharmacy Services Segment include approximately $10.8 billion, $10.5 billion and $8.9 billion of Retail Co-Payments for 2017, 2016 and 2015, respectively. See Note 1 “Significant Accounting Policies” to the consolidated financial statements for additional information about Retail Co-Payments.

(6)

Intersegment eliminations relate to intersegment revenue generating activities that occur between the Pharmacy Services Segment and the Retail/LTC Segment. These occur in the following ways: when members of Pharmacy Services Segment clients (“members”) fill prescriptions at the Company’s retail pharmacies to purchase covered products, when members enrolled in programs such as Maintenance Choice® elect to pick up maintenance prescriptions at one of the Company’s retail pharmacies instead of receiving them through the mail, or when members have prescriptions filled at the Company’s long-term care pharmacies. When these occur, both the Pharmacy Services and Retail/LTC segments record the revenues, gross profit and operating profit on a standalone basis.

(7)

The Retail/LTC Segment gross profit for the years ended December 31, 2017 and 2016 includes $2 million and $46 million, respectively of acquisition-related integration costs. The integration costs in 2017 are related to the acquisition of Omnicare and the integration costs in 2016 are related to the acquisitions of Omnicare and the pharmacies and clinics of Target.

(8)

The Retail/LTC Segment operating profit for the year ended December 31, 2017 includes $215 million of charges associated with store closures and $181 million of goodwill impairment charges related to its RxCrossroads reporting unit. The Retail/LTC Segment operating profit for the year ended December 31, 2016 includes a $34 million asset impairment charge in connection with planned store closures in 2017 related to the Company’s enterprise streamlining initiative. The Retail/LTC Segment operating profit for the years ended December 31, 2017, 2016 and 2015, include $34 million, $281 million and $64 million, respectively, of acquisition-related integration costs. The integration costs in 2017 are related to the acquisition of Omnicare and the integration costs in 2016 are related to the acquisitions of Omnicare and the pharmacies and clinics of Target.

(9)

The Corporate Segment operating loss for the year ended December 31, 2017 includes a $3 million reduction in integration costs for a change in estimate related to the acquisition of Omnicare. In addition, the Corporate Segment operating loss for the year ended December 31, 2017 includes $34 million in acquisition-related transaction costs related to the proposed Aetna acquisition and $9 million of transaction costs related to the divestiture of RxCrossroads. For the year ended December 31, 2016, the Corporate Segment operating loss includes $10 million of integration costs related to the acquisitions of Omnicare and the pharmacies and clinics of Target. For the year ended December 31, 2015, the Corporate Segment operating loss includes $156 million of acquisition-related transaction and integration costs related to the acquisitions of Omnicare and the pharmacies and clinics of Target. The Corporate Segment operating loss for 2015 also includes a $90 million charge related to a legacy lawsuit challenging the 1999 legal settlement by MedPartners of various securities class actions and a related derivative claim.

(10)	The Pharmacy Services Segment operating profit for the year ended December 31, 2016 includes the reversal of an accrual of $88 million in connection with a legal settlement.
(11)

Amounts revised to reflect the adoption of ASU 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which increased consolidated operating profit by $28 and $21 million for the years ended December 31, 2016 and 2015, respectively.

Notes to Consolidated Financial Statements (continued)

14Earnings Per Share

The following is a reconciliation of basic and diluted earnings per share from continuing operations for the years ended December 31:

In millions, except per share amounts	2017	2016	2015
Numerator for earnings per share calculation:
Income from continuing operations	$6,631	$5,320	$5,230
Income allocated to participating securities	(24)	(27)	(26)
Net income attributable to noncontrolling interest	(1)	(2)	(2)
Income from continuing operations attributable to CVS Health	$6,606	$5,291	$5,202

Denominator for earnings per share calculation:
Weighted average shares, basic	1,020	1,073	1,118
Effect of dilutive securities	4	6	8
Weighted average shares, diluted	1,024	1,079	1,126

Earnings per share from continuing operations:
Basic	$6.48	$4.93	$4.65
Diluted	$6.45	$4.91	$4.62

Notes to Consolidated Financial Statements (continued)

15Quarterly Financial Information (Unaudited)

	First	Second	Third	Fourth
In millions, except per share amounts	Quarter	Quarter	Quarter	Quarter	Year
2017:
Net revenues	$44,514	$45,685	$46,181	$48,385	$184,765
Gross profit	6,580	6,935	7,126	7,904	28,545
Operating profit	1,793	2,117	2,499	3,108	9,517
Income from continuing operations	962	1,097	1,285	3,287	6,631
Income (loss) from discontinued operations, net of tax	(9)	1	—	—	(8)
Net income attributable to CVS Health	952	1,098	1,285	3,287	6,622

Basic earnings per share:
Income from continuing operations attributable to CVS Health	$0.93	$1.07	$1.26	$3.23	$6.48
Income (loss) from discontinued operations attributable to CVS Health	$(0.01)	$—	$—	$—	$(0.01)
Net income attributable to CVS Health	$0.92	$1.07	$1.26	$3.23	$6.47
Diluted earnings per share:
Income from continuing operations attributable to CVS Health	$0.92	$1.07	$1.26	$3.22	$6.45
Income (loss) from discontinued operations attributable to CVS Health	$(0.01)	$—	$—	$—	$(0.01)
Net income attributable to CVS Health	$0.92	$1.07	$1.26	$3.22	$6.44
Dividends per share	$0.50	$0.50	$0.50	$0.50	$2.00
Stock price: (New York Stock Exchange)
High	$83.92	$82.79	$83.31	$80.91	$83.92
Low	$74.80	$75.95	$75.35	$66.80	$66.80

Notes to Consolidated Financial Statements (continued)

	First	Second	Third	Fourth
In millions, except per share amounts	Quarter	Quarter	Quarter	Quarter	Year
2016:
Net revenues	$43,215	$43,725	$44,615	$45,971	$177,526
Gross profit	6,744	7,015	7,492	7,606	28,857
Operating profit	2,185	2,357	2,824	3,000	10,366
Income from continuing operations	1,147	924	1,542	1,707	5,320
Loss from discontinued operations, net of tax	—	—	(1)	—	(1)
Net income attributable to CVS Health	1,146	924	1,540	1,707	5,317

Basic earnings per share:
Income from continuing operations attributable to CVS Health	$1.04	$0.86	$1.44	$1.60	$4.93
Income (loss) from discontinued operations attributable to CVS Health	$—	$—	$—	$—	$—
Net income attributable to CVS Health	$1.04	$0.86	$1.44	$1.60	$4.93
Diluted earnings per share:
Income from continuing operations attributable to CVS Health	$1.04	$0.86	$1.43	$1.59	$4.91
Income (loss) from discontinued operations attributable to CVS Health	$—	$—	$—	$—	$—
Net income attributable to CVS Health	$1.04	$0.86	$1.43	$1.59	$4.90
Dividends per share	$0.425	$0.425	$0.425	$0.425	$1.70
Stock price: (New York Stock Exchange)
High	$104.05	$106.10	$98.06	$88.80	$106.10
Low	$89.65	$93.21	$88.99	$73.53	$73.53

Five-Year Financial Summary

In millions, except per share amounts	2017	2016	2015	2014	2013
Statement of operations data:
Net revenues	$184,765	$177,526	$153,290	$139,367	$126,761
Gross profit	28,545	28,857	26,528	25,367	23,783
Operating expenses (1)	19,028	18,491	17,053	16,545	15,713
Operating profit	9,517	10,366	9,475	8,822	8,070
Interest expense, net	1,041	1,058	838	600	509
Loss on early extinguishment of debt	—	643	—	521	—
Other expense (1)	208	28	21	23	33
Income tax provision	1,637	3,317	3,386	3,033	2,928
Income from continuing operations	6,631	5,320	5,230	4,645	4,600
Income (loss) from discontinued operations, net of tax	(8)	(1)	9	(1)	(8)
Net income	6,623	5,319	5,239	4,644	4,592
Net income attributable to noncontrolling interest	(1)	(2)	(2)	—	—
Net income attributable to CVS Health	$6,622	$5,317	$5,237	$4,644	$4,592
Per share data:
Basic earnings per share:
Income from continuing operations attributable to CVS Health	$6.48	$4.93	$4.65	$3.98	$3.78
Income (loss) from discontinued operations attributable to CVS Health	$(0.01)	$—	$0.01	$—	$(0.01)
Net income attributable to CVS Health	$6.47	$4.93	$4.66	$3.98	$3.77
Diluted earnings per share:
Income from continuing operations attributable to CVS Health	$6.45	$4.91	$4.62	$3.96	$3.75
Income (loss) from discontinued operations attributable to CVS Health	$(0.01)	$—	$0.01	$—	$(0.01)
Net income attributable to CVS Health	$6.44	$4.90	$4.63	$3.96	$3.74
Cash dividends per share	$2.00	$1.70	$1.40	$1.10	$0.90
Balance sheet and other data:
Total assets	$95,131	$94,462	$92,437	$73,202	$70,550
Long-term debt	$22,181	$25,615	$26,267	$11,630	$12,767
Total shareholders’ equity	$37,695	$36,834	$37,203	$37,963	$37,938
Number of stores (at end of year)	9,846	9,750	9,681	7,866	7,702

(1)

As of January 1, 2017, the Company adopted Accounting Standards Update (“ASU”) 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which resulted in a retrospective reclassification of $28 million, $21 million, $23 million and $33 million of net benefit costs from operating expenses to other expense in the years ended December 31, 2016, 2015, 2014, and 2013, respectively.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CVS Health Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CVS Health Corporation (the Company) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 14, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2007.

Boston, Massachusetts

February 14, 2018