Form 10-K, Exhibit 13
period 2018-12-31
CVS HEALTH Corp
filed 2019-02-28
CIK 64803

Exhibit 13.1
Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and Cautionary Statement Concerning Forward-Looking Statements that are included in this Annual Report.

Overview of Business

CVS Health Corporation, together with its subsidiaries (collectively, “CVS Health,” the “Company,” “we,” “our” or “us”), is the nation’s premier health innovation company helping people on their path to better health. Whether in one of its pharmacies or through its health services and plans, CVS Health is pioneering a bold new approach to total health by making quality care more affordable, accessible, simple and seamless. CVS Health is community-based and locally focused, engaging consumers with the care they need when and where they need it. The Company has more than 9,900 retail locations, approximately 1,100 walk-in medical clinics, a leading pharmacy benefits manager with approximately 92 million plan members, a dedicated senior pharmacy care business serving more than one million patients per year, expanding specialty pharmacy services, and a leading stand-alone Medicare Part D prescription drug plan. CVS Health also serves an estimated 38 million people through traditional, voluntary and consumer-directed health insurance products and related services, including rapidly expanding Medicare Advantage offerings. The Company believes its innovative health care model increases access to quality care, delivers better health outcomes and lowers overall health care costs.

On November 28, 2018 (the “Aetna Acquisition Date”), the Company acquired Aetna Inc. (“Aetna”) for a combination of cash and CVS Health stock (the “Aetna Acquisition”). The Company acquired Aetna to help improve the consumer health care experience by combining Aetna’s health care benefits products and services with CVS Health’s more than 9,900 retail locations, approximately 1,100 walk-in medical clinics and integrated pharmacy capabilities with the goal of becoming the new, trusted front door to health care. Under the terms of the merger agreement, Aetna shareholders received $145.00 in cash and 0.8378 CVS Health shares for each Aetna share. The transaction valued Aetna at approximately $212 per share or approximately $70 billion. Including the assumption of Aetna’s debt, the total value of the transaction was approximately $78 billion. The Company financed the cash portion of the purchase price through a combination of cash on hand and by issuing approximately $45 billion of new debt, including senior notes and term loans (see “Liquidity and Capital Resources” later in this document). The consolidated financial statements for the year ended December 31, 2018 reflect Aetna’s results subsequent to the Aetna Acquisition Date.

On October 10, 2018, the Company and Aetna entered into a consent decree with the United States Department of Justice (the “DOJ”) that allowed the Company’s proposed acquisition of Aetna to proceed, provided Aetna agreed to sell its individual standalone Medicare Part D prescription drug plans. As part of the agreement reached with the DOJ, Aetna entered into a purchase agreement with a subsidiary of WellCare Health Plans, Inc. for the divestiture of Aetna’s standalone Medicare Part D prescription drug plans effective December 31, 2018. On November 30, 2018, Aetna completed the sale of its standalone Medicare Part D prescription drug plans. Aetna’s standalone Medicare Part D prescription drug plans had an aggregate of approximately 2.3 million members as of December 31, 2018. Aetna will provide administrative services to, and will retain the financial results of, the divested plans through 2019.

As a result of the Aetna Acquisition, the Company added the Health Care Benefits segment, which is the equivalent of the former Aetna Health Care segment. Certain aspects of Aetna’s operations, including products for which the Company no longer solicits or accepts new customers, such as large case pensions and long-term care insurance products, are included in the Company’s Corporate/Other segment. The Company now has four reportable segments: Pharmacy Services, Retail/LTC, Health Care Benefits and Corporate/Other.

Overview of the Pharmacy Services Segment

The Pharmacy Services segment provides a full range of pharmacy benefit management (“PBM”) solutions, including plan design offerings and administration, formulary management, retail pharmacy network management services, mail order pharmacy, specialty pharmacy and infusion services, Medicare Part D services, clinical services, disease management services and medical spend management. The Pharmacy Services segment’s clients are primarily employers, insurance companies, unions, government employee groups, health plans, Medicare Part D prescription drug plans (“PDPs”), Medicaid managed care plans, plans offered on public health insurance exchanges and private health insurance exchanges, other sponsors of health benefit plans and individuals throughout the United States. In addition, the Company is a national provider of drug benefits to eligible beneficiaries under the Medicare Part D prescription drug program. The Pharmacy Services segment operates retail specialty pharmacy stores, specialty mail order pharmacies, mail order dispensing pharmacies, compounding pharmacies and branches for infusion and enteral nutrition services. During the year ended December 31, 2018, the Company’s PBM filled or managed approximately 1.9 billion prescriptions on a 30-day equivalent basis.

Overview of the Retail/LTC Segment

The Retail/LTC segment sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products, cosmetics and personal care products, provides health care services through its MinuteClinic® walk-in medical clinics and conducts long-term care (“LTC”) pharmacy operations, which distribute prescription drugs and provide related pharmacy consulting and other ancillary services to chronic care facilities and other care settings. Prior to January 2, 2018, the Retail/LTC segment also provided commercialization services under the name RxCrossroads®. The Company divested its RxCrossroads subsidiary on January 2, 2018. As of December 31, 2018, the Retail/LTC segment operated more than 9,900 retail locations, over 1,100 MinuteClinic® locations as well as online retail pharmacy websites, LTC pharmacies and onsite pharmacies. During the year ended December 31, 2018, the Retail/LTC segment filled approximately 1.3 billion prescriptions on a 30-day equivalent basis. In December 2018, the Company held approximately 26% of the United States retail pharmacy market.

Overview of the Health Care Benefits Segment

The Health Care Benefits segment is one of the nation’s leading diversified health care benefits providers, serving an estimated 38 million people as of December 31, 2018. The Health Care Benefits segment has the information and resources to help members, in consultation with their health care professionals, make better informed decisions about their health care. The Health Care Benefits segment offers a broad range of traditional, voluntary and consumer-directed health insurance products and related services, including medical, pharmacy, dental, behavioral health, medical management capabilities, Medicare Advantage and Medicare Supplement plans, PDPs, Medicaid health care management services, workers’ compensation administrative services and health information technology products and services. The Health Care Benefits segment’s customers include employer groups, individuals, college students, part-time and hourly workers, health plans, health care providers (“providers”), governmental units, government-sponsored plans, labor groups and expatriates.

Overview of the Corporate/Other Segment

The Company presents the remainder of its financial results in the Corporate/Other segment, which consists of:

•
Management and administrative expenses to support the overall operations of the Company, which include certain aspects of executive management and the corporate relations, legal, compliance, human resources, information technology and finance departments; and

•	Products for which the Company no longer solicits or accepts new customers such as large case pensions and long-term care insurance products.

Results of Operations

Summary of Consolidated Financial Results

				Change
	Year Ended December 31,			2018 vs. 2017		2017 vs. 2016
In millions	2018	2017	2016	$	%	$	%
Revenues:
Products	$183,910	$180,063	$173,377	$3,847	2.1%	$6,686	3.9%
Premiums	8,184	3,558	3,069	4,626	130.0%	489	15.9%
Services	1,825	1,144	1,080	681	59.5%	64	5.9%
Net investment income	660	21	20	639	3,042.9%	1	5.0%
Total revenues	194,579	184,786	177,546	9,793	5.3%	7,240	4.1%
Operating Costs:
Cost of products sold	156,447	153,448	146,533	2,999	2.0%	6,915	4.7%
Benefit costs	6,594	2,810	2,179	3,784	134.7%	631	29.0%
Goodwill impairments	6,149	181	—	5,968	3,297.2%	181	—%
Operating expenses	21,368	18,809	18,448	2,559	13.6%	361	2.0%
Total operating costs	190,558	175,248	167,160	15,310	8.7%	8,088	4.8%
Operating income	4,021	9,538	10,386	(5,517)	(57.8)%	(848)	(8.2)%
Interest expense	2,619	1,062	1,078	1,557	146.6%	(16)	(1.5)%
Loss on early extinguishment of debt	—	—	643	—	—%	(643)	(100.0)%
Other expense (income)	(4)	208	28	(212)	(101.9)%	180	642.9%
Income before income tax provision	1,406	8,268	8,637	(6,862)	(83.0)%	(369)	(4.3)%
Income tax provision	2,002	1,637	3,317	365	22.3%	(1,680)	(50.6)%
Income (loss) from continuing operations	(596)	6,631	5,320	(7,227)	(109.0)%	1,311	24.6%
Loss from discontinued operations, net of tax	—	(8)	(1)	8	(100.0)%	(7)	700.0%
Net income (loss)	(596)	6,623	5,319	(7,219)	(109.0)%	1,304	24.5%
Net (income) loss attributable to noncontrolling interest	2	(1)	(2)	3	(300.0)%	1	(50.0)%
Net income (loss) attributable to CVS Health	$(594)	$6,622	$5,317	$(7,216)	(109.0)%	$1,305	24.5%

Commentary - 2018 compared to 2017

Revenues

•
Total revenues increased $9.8 billion or 5.3% in 2018 compared to 2017. The increase in total revenues was due to a 2.7% increase in Pharmacy Services segment revenue, a 5.8% increase in Retail/LTC segment revenue and the impact of the Aetna Acquisition (primarily reflected in the Health Care Benefits segment) which occurred in November 2018.

•	Please see “Segment Analysis” later in this document for additional information about the revenues of the Company’s segments.

Operating expenses (including goodwill impairments)

•
Operating expenses increased $8.5 billion or 44.9% in 2018 compared to 2017. The increase in operating expenses was primarily due to higher operating expenses in the Retail/LTC segment including increased goodwill impairment charges in 2018, the impact of the Aetna Acquisition and an increase in acquisition-related transaction and integration costs. The increase was partially offset by a lack of charges associated with store closures in 2018.

•
Operating expenses as a percentage of total revenues was 14.1% in 2018, an increase of 380 basis points compared to 2017. The increase in operating expenses as a percentage of total revenues in 2018 was primarily due to the goodwill impairment charges in the Retail/LTC segment in 2018.

•	Please see “Segment Analysis” later in this document for additional information about the operating expenses of the Company’s segments.

Operating income

•
Operating income decreased $5.5 billion or 57.8% in 2018 compared to 2017. The decrease was primarily due to the increase in operating expenses described above, continued price compression in the Pharmacy Services segment and reimbursement pressure in the Retail/LTC segment. The decrease was partially offset by increased prescription volume, improved purchasing economics and the addition of Aetna.

•	Please see “Segment Analysis” later in this document for additional information about the operating income of the Company’s segments.

Interest expense

•
Interest expense increased $1.6 billion during 2018, primarily due to financing activity associated with the Aetna Acquisition. See Note 8 ‘‘Borrowings and Credit Agreements’’ to the consolidated financial statements for additional information.

Other expense (income)

•	Other expense decreased $212 million during 2018, primarily due to 2017 reflecting a $187 million loss on settlement of the Company’s defined benefit pension plans.

Income tax provision

•
The Tax Cuts and Jobs Act (the “TCJA”) was enacted on December 22, 2017. Among numerous changes to existing tax laws, the TCJA permanently reduced the federal corporate income tax rate from 35% to 21% effective January 1, 2018. The Company completed its assessment of the TCJA’s final impact in December 2018 and recorded an additional tax benefit of approximately $100 million.

•
The Company’s effective income tax rate was 142.4% in 2018 compared to 19.8% in 2017. The increase in the effective income tax rate was primarily due to the goodwill impairment charges in the Retail/LTC segment in 2018, the majority of which are not deductible for income tax purposes, and an income tax benefit of $1.5 billion in 2017 which reflected the remeasurement of the Company’s net deferred income tax liabilities as a result of the enactment of the TCJA. The increase was partially offset by a lower federal corporate income tax rate in 2018 compared to the prior year as a result of the enactment of the TCJA, which reduced the corporate income tax rate in 2018 to 21% from 35% in 2017.

Loss from discontinued operations

•
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

•	The Company incurred a loss from discontinued operations, net of tax, of $8 million in 2017. Results from discontinued operations were immaterial in 2018.

•
See “Discontinued Operations” in Note 1 ‘‘Significant Accounting Policies’’ to the consolidated financial statements for additional information about discontinued operations and Note 16 ‘‘Commitments and Contingencies’’ to the consolidated financial statements for additional information about the Company’s lease guarantees.

Commentary - 2017 compared to 2016

Revenues

•
Total revenues increased $7.2 billion or 4.1% in 2017 compared to 2016. The increase in total revenues was due to a 8.9% increase in Pharmacy Services segment revenue, partially offset by a 2.1% decrease in Retail/LTC segment revenue.

•	The increase in generic dispensing rates in 2017 negatively affected both the Pharmacy Services and Retail/LTC segment revenues in 2017 compared to 2016.

•	Please see “Segment Analysis” later in this document for additional information about the revenues of the Company’s segments.

Operating expenses (including goodwill impairments)

•
Operating expenses increased $542 million, or 2.9%, in 2017 compared to 2016. The increase in operating expenses primarily relates to (i) higher operating expenses in the Retail/LTC segment including an increase of $181 million in charges associated with the closure of retail stores in connection with the Company’s enterprise streamlining initiative and a $181 million goodwill impairment charge related to the RxCrossroads reporting unit; and (ii) higher operating expenses in the Pharmacy Services segment due to 2016 reflecting the favorable impact of a reversal of an accrual of $85 million in connection with a legal settlement. The increase was partially offset by lower acquisition-related transaction and integration costs due to the bulk of the integration costs related to the acquisition of Omnicare, Inc. (“Omnicare”) being incurred in 2016.

•
Operating expenses as a percentage of total revenues was 10.3% in 2017, a decline of 10 basis points compared to 2016. The decline in operating expenses as a percentage of total revenues in 2017 was primarily due expense leverage from revenue growth.

•	Please see “Segment Analysis” later in this document for additional information about the operating expenses of the Company’s segments.

Operating income

•
Operating income decreased $848 million or 8.2% in 2017 compared to 2016. The decrease was primarily driven by the previously announced restricted networks that excluded CVS Pharmacy, continued price compression in the Pharmacy Services segment, reimbursement pressure in the Retail/LTC segment and the increased operating expenses described above.

•	Please see “Segment Analysis” later in this document for additional information about the operating income of the Company’s segments.

Interest expense

•
Interest expense decreased $16 million during 2017, primarily due to the Company’s debt issuance and debt tender offers that occurred in 2016 which resulted in overall more favorable interest rates on the Company’s long-term debt. See Note 8 ‘‘Borrowings and Credit Agreements’’ to the consolidated financial statements for additional information.

Other expense (income)

•	Other expense increased $180 million during 2017, primarily due to 2017 reflecting a $187 million loss on settlement of the Company’s defined benefit pension plans.

Loss on early extinguishment of debt

•
The loss on early extinguishment of debt of $643 million in 2016 relates to the redemption of approximately $4.2 billion aggregate principal amount of certain of the Company’s senior notes (see Note 8 ‘‘Borrowings and Credit Agreements’’ to the consolidated financial statements). As a result of the redemption, the Company paid a premium of $583 million in excess of the debt principal, wrote off $54 million of unamortized deferred financing costs and incurred $6 million in fees.

Income tax provision

•
The Company’s effective income tax rate was 19.8% in 2017 compared to 38.4% in 2016. The decrease in the effective income tax rate was primarily due to the provisional impact of the TCJA, including the revaluation of net deferred tax liabilities.

•
As the result of the reduction of the corporate income tax rate under the TCJA, the Company estimated the revaluation of its net deferred tax liabilities and recorded a provisional noncash income tax benefit of approximately $1.5 billion in 2017.

Loss from discontinued operations

•	Please see the Commentary - 2018 compared to 2017 section above for additional information about the Company’s discontinued operations.

•	The Company incurred losses from discontinued operations, net of tax, of $8 million and $1 million in 2017 and 2016, respectively.

Outlook for 2019

The Company expects 2019 to be a transition year as it integrates the Aetna Acquisition and focuses on key pillars of its growth strategy. The Company believes that it is on track to exceed its 2020 target for synergies from the Aetna Acquisition. The Company also expects that the following challenges may have a disproportionate adverse impact on, and reduce, the operating income of its Pharmacy Services and Retail/LTC segments in 2019 compared to 2018:

•
Ongoing pharmacy reimbursement pressure in the Pharmacy Services and Retail/LTC segments and reductions in the traditional offsets to those pressures, including a declining benefit from the introduction of new multi-source generic prescription drugs and lower benefits from generic dispensing rate increases;

•
The reimbursement pressure in the Pharmacy Services segment is projected to be exacerbated by the cumulative effect on rebate guarantees of lower brand name drug price inflation and a modest 2019 selling season; and

•
The Retail/LTC segment is projected to be impacted by structural and Company specific challenges in the long-term care space as well as the annualization of the Company’s 2018 investment of a portion of the savings from the TCJA in wages and benefits.

The Company is taking specific actions designed to address these challenges and position it well in 2020 and beyond. These actions include new product and service initiatives in its Pharmacy Services and Retail/LTC segments, introducing a new PBM client contracting model, accelerating the action plan designed to improve the performance of the LTC business and initiating a new enterprise cost reduction effort. The Company also is continuing to evaluate its assets and the roles they play in enabling the Company’s core strategies.

The Company’s current expectations described above are forward-looking statements. Please see “Cautionary Statement Concerning Forward-Looking Statements” below for information regarding important factors that may cause the Company’s actual results to differ from those currently projected and/or otherwise materially affect the Company.

Segment Analysis

The Company has three operating segments, Pharmacy Services, Retail/LTC and Health Care Benefits, as well as a Corporate/Other segment. The Company evaluates the performance of its operating segments based on operating income (loss) and operating income (loss) before the effect of (i) nonrecurring charges or gains and (ii) certain intersegment activities. The following is a reconciliation of the Company’s segments total revenues and operating income (loss) to the consolidated financial statements:

In millions	Pharmacy Services(1)(2)	Retail/LTC(2)	Health Care Benefits(2)	Corporate/ Other	Intersegment Eliminations(2)	Consolidated Totals
2018
Total revenues (3)	$134,128	$83,989	$5,549	$606	$(29,693)	$194,579
Operating income (loss) (4)(5)	4,699	620	276	(805)	(769)	4,021
2017
Total revenues (7)	130,601	79,398	—	16	(25,229)	184,786
Operating income (loss) (4)(5(7)	4,657	6,558	—	(936)	(741)	9,538
2016
Total revenues (7)	119,965	81,100	—	18	(23,537)	177,546
Operating income (loss) (4)(5)(6)(7)	4,570	7,437	—	(900)	(721)	10,386

_____________________________________________

(1)
Total revenues of the Pharmacy Services segment include approximately $11.4 billion, $10.8 billion and $10.5 billion of Retail Co-Payments for 2018, 2017 and 2016, respectively. See Note 1 ‘‘Significant Accounting Policies’’ to the consolidated financial statements for additional information about Retail Co-Payments.

(2)
Intersegment eliminations relate to intersegment revenue generating activities that occur between the Pharmacy Services segment and the Retail/LTC segment for 2018, 2017 and 2016. Effective November 28, 2018, intersegment eliminations also relate to intersegment revenue generating activities that occur between the Health Care Benefits segment, the Pharmacy Services segment and/or the Retail/LTC segment.

(3)
Corporate/Other segment revenues for 2018 include interest income of $536 million related to the proceeds of the $40 billion principal amount of unsecured floating rate notes and unsecured fixed rate senior notes the Company issued on March 9, 2018 (collectively, the “2018 Notes”). This amount is for the period prior to the close of the Aetna Acquisition, which occurred on November 28, 2018.

(4)
Retail/LTC segment operating income for 2018, 2017 and 2016 includes $7 million, $34 million and $281 million, respectively, of acquisition-related integration costs. The integration costs in 2018 and 2017 are related to the acquisition of Omnicare. The integration costs in 2016 are related to the acquisitions of Omnicare and the pharmacy and clinic businesses of Target Corporation (“Target”). Retail/LTC segment operating income for 2018 and 2017 also includes goodwill impairment charges of $6.1 billion related to the LTC reporting unit and $181 million related to the RxCrossroads reporting unit, respectively. In addition, Retail/LTC segment operating income for 2017 and 2016 includes $215 million and $34 million, respectively, of charges associated with store rationalization and asset impairment charges in connection with planned store closures related to the Company’s enterprise streamlining initiative. Retail/LTC segment operating income for 2018 also includes a $43 million loss on impairment of long-lived assets primarily related to the impairment of property and equipment and an $86 million loss on the divestiture of the Company’s RxCrossroads subsidiary.

(5)
Corporate/Other segment operating loss for 2018, 2017 and 2016 includes $485 million, $40 million and $10 million, respectively, of divestiture and acquisition-related transaction and integration costs included in operating expenses in the consolidated statements of operations. The transaction and integration costs in 2018 are related to the acquisitions of Aetna and Omnicare. The transaction and integration costs in 2017 are related to the acquisitions of Aetna and Omnicare and the divestiture of RxCrossroads. The integration costs in 2016 are related to the acquisitions of Omnicare and the pharmacy and clinic businesses of Target.

(6)	Pharmacy Services segment operating income for 2016 includes the reversal of an accrual of $88 million in connection with a legal settlement.

(7)
Amounts revised to reflect the reclassification of interest income from interest expense, net to net investment income within total revenues to conform with insurance company presentation which increased total revenues and operating income by $21 million and $20 million in 2017 and 2016, respectively.

Pharmacy Services Segment

The following table summarizes the Pharmacy Services segment’s performance for the respective periods:

				Change
	Year Ended December 31,			2018 vs. 2017		2017 vs. 2016
In millions	2018	2017	2016	$	%	$	%
Revenues:
Products	$130,264	$126,770	$116,639	$3,494	2.8%	$10,131	8.7%
Premiums	3,361	3,558	3,069	(197)	(5.5)%	489	15.9%
Services	490	268	255	222	82.8%	13	5.1%
Net investment income (1)	13	5	2	8	160.0%	3	150.0%
Total revenues	134,128	130,601	119,965	3,527	2.7%	10,636	8.9%
Cost of products sold	125,107	121,799	111,949	3,308	2.7%	9,850	8.8%
Benefit costs	2,805	2,810	2,179	(5)	(0.2)%	631	29.0%
Operating expenses (2)	1,517	1,335	1,267	182	13.6%	68	5.4%
Operating expenses % of revenues	1.1%	1.0%	1.1%
Operating income (1)	$4,699	$4,657	$4,570	$42	0.9%	$87	1.9%
Operating income % of revenues	3.5%	3.6%	3.8%
Revenues (by distribution channel): (8)
Pharmacy network (3)(4)	$83,261	$80,891	$73,686	$2,370	2.9%	$7,205	9.8%
Mail choice (5)	46,934	45,709	42,783	1,225	2.7%	2,926	6.8%
Other (4)	3,920	3,996	3,494	(76)	(1.9)%	502	14.4%
Pharmacy claims processed: (6)(7)
Total	1,889.8	1,781.9	1,639.2	107.9	6.1%	142.7	8.7%
Pharmacy network (3)	1,601.4	1,516.7	1,387.7	84.7	5.6%	129	9.3%
Mail choice (5)	288.4	265.2	251.5	23.2	8.7%	13.7	5.4%
Generic dispensing rate: (6)(7)
Total	87.3%	87.0%	85.9%
Pharmacy network (3)	87.9%	87.7%	86.7%
Mail choice (5)	83.9%	83.1%	81.4%
Mail choice penetration rate (6)(7)	15.3%	14.9%	15.3%

_____________________________________________

(1)
Amounts revised to reflect the reclassification of interest income from interest expense, net to net investment income within revenues to conform with insurance company presentation which increased both net investment income and operating income by $5 million and $2 million in 2017 and 2016, respectively.

(2)	Pharmacy Services segment operating expenses in 2016 include the reversal of an accrual of $88 million in connection with a legal settlement.

(3)
Pharmacy network revenues, pharmacy network claims processed and pharmacy network generic dispensing rate do not include Maintenance Choice® activity, which is included within the mail choice category. Pharmacy network is defined as claims filled at retail and specialty retail pharmacies, including the Company’s retail pharmacies and LTC pharmacies, but excluding Maintenance Choice activity.

(4)	Amounts revised for 2017 and 2016 to reflect the reclassification of Medicare Part D premium revenues from pharmacy network revenues to other revenues.

(5)
Mail choice is defined as claims filled at a Pharmacy Services mail facility, which includes specialty mail claims inclusive of Specialty Connect® claims picked up at a CVS Pharmacy retail store, as well as prescriptions filled at the Company’s retail pharmacies under the Maintenance Choice program, which permits eligible client plan members to fill their maintenance prescriptions through mail order delivery or at a CVS Pharmacy retail store for the same price as mail order..

(6)
Includes the adjustment to convert 90-day prescriptions to the equivalent of three 30-day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal prescription.

(7)	The pharmacy claims processed, generic dispensing rate and mail choice penetration rate in 2016 have been revised to convert 90-day prescriptions to the equivalent of three 30-day prescriptions.

(8)	Excludes net investment income.

Commentary - 2018 compared to 2017

Revenues

•
Total revenues increased $3.5 billion, or 2.7%, to $134.1 billion in 2018 compared to 2017. The increase was primarily due to increased total pharmacy claims volume, partially offset by continued client pricing pressures.

•	As you review the Pharmacy Services segment’s performance in this area, you should consider the following important information about the business:

•
The Company’s mail choice claims processed, on a 30-day equivalent basis, increased 8.7% to 288.4 million claims in 2018 compared to 265.2 million claims in 2017. The increase in mail choice claims was primarily driven by the continued adoption of Maintenance Choice offerings and an increase in specialty pharmacy claims.

•	During 2018, the average revenue per mail choice claim, on a 30-day equivalent basis, decreased by 5.6% compared to 2017 as a result of price compression.

•
The Company’s pharmacy network claims processed, on a 30-day equivalent basis, increased 5.6% to approximately 1.6 billion claims in 2018 compared to approximately 1.5 billion claims in 2017. The increase in the pharmacy network claim volume was primarily due to net new business.

•	During 2018, the average revenue per pharmacy network claim processed, on a 30-day equivalent basis, decreased 2.7% compared to 2017 as a result of continued price compression.

•
The Company’s total generic dispensing rate increased to 87.3% in 2018 compared to 87.0% in 2017. The continued increase in the Company’s generic dispensing rate was primarily due to the impact of new generic drug introductions and the Company’s ongoing efforts to encourage plan members to use generic drugs when they are available and clinically appropriate. The Company believes its generic dispensing rate will continue to increase in future periods, albeit at a slower pace. This increase will be affected by, among other things, the number of new brand and generic drug introductions and the Company’s success at encouraging plan members to utilize generic drugs when they are available and clinically appropriate.

Operating expenses

•
Operating expenses in the Pharmacy Services segment include selling, general and administrative expenses, depreciation and amortization related to selling, general and administrative activities and administrative payroll, employee benefits and occupancy costs.

•	Operating expenses increased $182 million, or 13.6%, in 2018 compared to 2017. The year over year increase in operating expenses was primarily due to:

•	Growth in the business, including acquisitions; and

•
The reinstatement of the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010’ s (as amended, collectively, the “ACA’s”) health insurer fee (“HIF”) in 2018;

•	Partially offset by the realization of partially reserved receivables in 2017 which reduced operating expenses.

•	Operating expenses as a percentage of total revenues remained relatively consistent at 1.1% and 1.0% in 2018 and 2017, respectively.

Operating income

•
Operating income increased $42 million, or 0.9%, to $4.7 billion in 2018 compared to 2017. The increase in operating income was primarily due to increased claims volume and improved purchasing economics, partially offset by continued price compression and the increased operating expenses described above.

•	As you review the Pharmacy Services segment’s performance in this area, you should consider the following important information about the business:

•
The Company’s efforts to (i) retain existing clients, (ii) obtain new business and (iii) maintain or improve the rebates and/or discounts the Company receives from manufacturers, wholesalers and retail pharmacies continue to have an impact on operating income. In particular, competitive pressures in the PBM industry have caused the Company and other PBMs to continue to share with clients a larger portion of rebates and/or discounts received from pharmaceutical manufacturers. In addition, marketplace dynamics and regulatory changes have limited the Company’s ability to offer plan sponsors pricing that includes retail network “differential” or “spread,” and the Company expects these trends to continue. The “differential” or “spread” is any difference between the drug price charged to plan sponsors, including Medicare Part D plan sponsors, by a PBM and the price paid for the drug by the PBM to the dispensing provider.

Commentary - 2017 compared to 2016

Revenues

•
Total revenues increased $10.6 billion, or 8.9%, to $130.6 billion in 2017 compared to 2016. The increase was primarily due to growth in pharmacy network and specialty pharmacy volume as well as brand name drug price inflation, partially offset by continued price compression and increased generic dispensing.

•	As you review the Pharmacy Services segment’s performance in this area, you should consider the following important information about the business:

•	The Company’s mail choice claims processed, on a 30-day equivalent basis, increased 5.4% to 265.2 million claims in 2017 compared to 251.5 million claims in 2016.

•
During 2017, the Company’s average revenue per mail choice claim, on a 30-day equivalent basis, increased by 1.7% compared to 2016. The increase was primarily due to growth in specialty pharmacy and brand name drug price inflation.

•
The Company’s pharmacy network claims processed, on a 30-day equivalent basis, increased 9.3% to approximately 1.5 billion claims in 2017 compared to approximately 1.4 billion claims in 2016. The increase was primarily due to increased volume from net new business.

•	During 2017, the average revenue per pharmacy network claim processed remained flat on a 30-day equivalent basis.

•
The Company’s total generic dispensing rate increased to 87.0% in 2017 compared to 85.9% in 2016. The increase in the Company’s generic dispensing rate was primarily due to the impact of new generic drug introductions, and the Company’s ongoing efforts to encourage plan members to use generic drugs when they are available and clinically appropriate.

Operating expenses

•
Operating expenses increased $68 million, or 5.4%, in 2017 compared to 2016. The year over year increase in operating expenses was primarily due to an $88 million reversal of an accrual in connection with a legal settlement in 2016 and an increase in costs associated with the growth of the business. The increase was partially offset by the realization of partially reserved receivables in 2017 which reduced operating expenses.

•	Operating expenses as a percentage of revenues remained relatively consistent at 1.0% and 1.1% of revenues in 2017 and 2016, respectively.

Operating income

•
Operating income increased $87 million, or 1.9%, to $4.7 billion in 2017 compared to 2016. The increase in operating income was primarily due to growth in specialty pharmacy, higher generic dispensing and favorable purchasing economics, partially offset by price compression and the increased operating expenses described above.

Retail/LTC Segment

The following table summarizes the Retail/LTC segment’s performance for the respective periods:

				Change
	Year Ended December 31,			2018 vs. 2017		2017 vs. 2016
In millions	2018	2017	2016	$	%	$	%
Revenues
Products	$83,175	$78,522	$80,275	$4,653	5.9%	$(1,753)	(2.2)%
Services	814	876	825	(62)	(7.1)%	51	6.2%
Total revenues	83,989	79,398	81,100	4,591	5.8%	(1,702)	(2.1)%
Cost of products sold (1)	59,906	56,066	57,339	3,840	6.8%	(1,273)	(2.2)%
Operating expenses (2)(3)(4)(5)(6)	23,463	16,774	16,324	6,689	39.9%	450	2.8%
Operating expenses % of revenues	27.9%	21.1%	20.1%
Operating income (1)(2)(3)(4)(5)(6)	$620	$6,558	$7,437	$(5,938)	(90.5)%	$(879)	(11.8)%
Operating income % of revenues	0.7%	8.3%	9.2%
Revenues (by major goods/service line):
Pharmacy	$64,179	$59,528	$60,838	$4,651	7.8%	$(1,310)	(2.2)%
Front Store	19,055	18,769	19,123	286	1.5%	(354)	(1.9)%
Other	755	1,101	1,139	(346)	(31.4)%	(38)	(3.3)%
Prescriptions filled (7)	1,339.1	1,230.5	1,223.5	108.6	8.8%	7.0	0.6%
Revenue increase (decrease):
Total	5.8%	(2.1)%	12.6%
Pharmacy	7.8%	(2.2)%	15.9%
Front Store	1.5%	(1.9)%	0.3%
Total prescription volume (7)	8.8%	0.6%	18.6%
Same store sales increase (decrease): (8)
Total	6.0%	(2.6)%	1.9%
Pharmacy	7.9%	(2.6)%	3.2%
Front Store	0.5%	(2.6)%	(1.5)%
Prescription volume (7)	9.1%	0.4%	3.6%
Generic dispensing rate	87.5%	87.3%	85.7%

_____________________________________________

(1)	Cost of products sold and operating income for 2017 include $2 million of acquisition-related integration costs related to the acquisition of Omnicare.

(2)
Operating expenses and operating income in 2018, 2017 and 2016 include $7 million, $32 million and $235 million, respectively, of acquisition-related integration costs. In 2018 and 2017, the integration costs related to the acquisition of Omnicare. In 2016, the integration costs related to the acquisitions of Omnicare and the pharmacy and clinic businesses of Target.

(3)
Operating expenses and operating income for 2018 and 2017 include goodwill impairment charges of $6.1 billion related to the LTC reporting unit and $181 million related to the RxCrossroads reporting unit, respectively.

(4)
Operating expenses and operating income for 2017 and 2016 include $215 million and $34 million, respectively, of charges associated with store rationalization and asset impairment charges in connection with planned store closures related to the Company’s enterprise streamlining initiative.

(5)	Operating expenses and operating income for 2018 include a $43 million loss on impairment of long-lived assets primarily related to the impairment of property and equipment.

(6)	Operating expenses and operating income for 2018 include an $86 million loss on the divestiture of the Company’s RxCrossroads subsidiary.

(7)
Includes the adjustment to convert 90‑day, non-specialty prescriptions to the equivalent of three 30‑day prescriptions. This adjustment reflects the fact that these prescriptions include approximately three times the amount of product days supplied compared to a normal prescription.

(8)	Same store sales and prescription volume exclude revenues from MinuteClinic, and revenue and prescriptions from stores in Brazil, LTC operations and commercialization services.

Commentary - 2018 compared to 2017

Revenues

•
Total revenues increased approximately $4.6 billion, or 5.8%, to $84.0 billion in 2018 compared to 2017. The increase was primarily driven by increased prescription volume and brand name drug price inflation, partially offset by continued reimbursement pressure and the impact of recent generic introductions.

•	As you review the Retail/LTC segment’s performance in this area, you should consider the following important information about the business:

•	Front store same store sales increased 0.5% in 2018 compared to 2017. Front store sales in 2018 continued to benefit from increases in health product sales.

•
Pharmacy same store sales increased 7.9% in 2018 compared to 2017. The increase was driven by the 9.1% increase in pharmacy same store prescription volumes on a 30-day equivalent basis due to (i) continued adoption of patient care programs, (ii) collaborations with PBMs, and (iii) the Company’s preferred status in a number of Medicare Part D networks during 2018. The increase was also due to the impact of year over year brand name drug price inflation that occurred primarily in the first three months of 2018.

•
Pharmacy revenue continues to be adversely affected by the conversion of brand name drugs to equivalent generic drugs, which typically have a lower selling price. The generic dispensing rate grew to 87.5% in 2018 compared to 87.3% in 2017. In addition, pharmacy revenue growth has also been negatively affected by continued reimbursement pressure.

•	2017 revenues include approximately $0.4 billion related to the Company’s RxCrossroads subsidiary which was sold on January 2, 2018.

•
Pharmacy revenue growth has been adversely affected by industry challenges in the LTC business, such as continuing lower occupancy rates at skilled nursing facilities, as well as the deteriorating financial health of many skilled nursing facilities which resulted in a number of customer bankruptcies in 2018.

•
Pharmacy revenue in 2018 continued to benefit from the Company’s ability to attract and retain managed care customers and the increased use of pharmaceuticals by an aging population as the first line of defense for health care.

Operating expenses (including goodwill impairments)

•
Operating expenses in the Retail/LTC segment include store payroll, store employee benefits, store occupancy costs, selling expenses, advertising expenses, depreciation and amortization expense and certain administrative expenses.

•	Operating expenses increased $6.7 billion, or 39.9%, in 2018 compared to 2017. The increase in operating expenses in 2018 was primarily due to:

•
A goodwill impairment charge of $6.1 billion in 2018 in the LTC reporting unit (see Note 5 ‘‘Goodwill and Other Intangibles’’ to the consolidated financial statements), as compared to a $181 million goodwill impairment charge in the RxCrossroads reporting unit recorded in 2017 in connection with the upcoming sale of RxCrossroads. See the discussion of goodwill under “Critical Accounting Policies” later in this document;

•	An $86 million pre-tax loss on the sale of the RxCrossroads subsidiary in 2018;

•	A $43 million impairment of long-lived assets in 2018; and

•
An increase in operating expenses due to (i) the investment of a portion of the savings from the TCJA in wages and benefits, (ii) increased prescription volume described previously, (iii) incremental costs associated with operating more stores and (iv) other investments in the business to drive revenue growth;

•
Partially offset by lower operating expenses as a result of a lack of charges associated with store closures in 2018, for which the Company incurred $215 million in connection with its enterprise streamlining initiative in 2017; and

•	A decrease in hurricane-related expenses of $25 million in 2018 compared to 2017.

•
Operating expenses as a percentage of total revenues were 27.9% in 2018 compared to 21.1% in 2017. The increase in operating expenses as a percentage of total revenues was driven by the increased goodwill impairment charges in 2018.

Operating income

•
Operating income decreased $5.9 billion, or 90.5%, to approximately $620 million in 2018 compared to 2017. The decrease in operating income was driven primarily by the increased operating expenses described above.

•	As you review the Retail/LTC segment’s performance in this area, you should consider the following important information about the business:

•
The Company’s pharmacy operating income has been adversely affected by the efforts of managed care organizations, PBMs and governmental and other third-party payors to reduce their prescription drug costs, including the use of restrictive networks, as well as changes in the mix of business within the pharmacy portion of the Retail/LTC Segment. If the reimbursement pressure accelerates, the Company may not be able grow revenues, and its operating income could be adversely affected.

•
The increased use of generic drugs has positively impacted the Company’s operating income but has resulted in third-party payors augmenting their efforts to reduce reimbursement payments to retail pharmacies for prescriptions. This trend, which the Company expects to continue, reduces the benefit the Company realizes from brand to generic product conversions.

Commentary - 2017 compared to 2016

Revenues

•
Total revenues decreased approximately $1.7 billion, or 2.1%, to $79.4 billion in 2017 compared to 2016. The decrease was primarily due to a decline in same store sales as a result of the previously-announced marketplace changes that restrict CVS Pharmacy from participating in certain networks.

•	As you review the Retail/LTC segment’s performance in this area, you should consider the following important information about the business:

•
Front store same store sales declined 2.6% in 2017 compared to 2016 and were negatively impacted approximately 30 basis points due to the absence of leap day in 2017. The decrease was primarily driven by softer customer traffic and efforts to rationalize promotional strategies, partially offset by an increase in basket size.

•
Pharmacy same store sales declined 2.6% in 2017 compared to 2016. Pharmacy same store sales were negatively impacted by approximately 390 basis points due to recent generic introductions. Same store prescription volumes increased 0.4%, despite the approximately 420 basis point negative impact from previously-discussed marketplace changes that restrict CVS Pharmacy from participating in certain networks.

•
Pharmacy revenue continues to be negatively impacted by the conversion of brand name drugs to equivalent generic drugs, which typically have a lower selling price. The generic dispensing rate grew to 87.3% in 2017 compared to 85.7% in 2016. In addition, pharmacy revenue growth has also been negatively affected by the mix of drugs sold, continued reimbursement pressure and the lack of significant new brand name drug introductions.

•
Pharmacy revenue in 2017 continued to benefit from the Company’s ability to attract and retain managed care customers, and the increased use of pharmaceuticals by an aging population as the first line of defense for health care.

Operating expenses (including goodwill impairment)

•	Operating expenses increased $450 million, or 2.8% in 2017. The increase in operating expenses in 2017 was due primarily to:

•	An increase of $181 million in charges associated with the closure of retail stores in connection with the Company’s enterprise streamlining initiative;

•	A goodwill impairment charge of $181 million related to the RxCrossroads reporting unit, which was subsequently sold on January 2, 2018;

•	Hurricane related costs of $55 million; and

•	Costs associated with new store openings

•
Operating expenses as a percentage of total revenues were 21.1% in 2017 compared to 20.1% in 2016. The increase in 2017 was primarily due to a decline in expense leverage with the loss of business from the previously discussed marketplace changes that restrict CVS Pharmacy from participating in certain networks.

Operating income

•
Operating income decreased $879 million, or 11.8%, to approximately $6.6 billion in 2017 compared to 2016. The decrease in operating income was driven primarily by the increased operating expenses described above and reimbursement pressure.

Health Care Benefits Segment

On November 28, 2018, the Company completed the Aetna Acquisition. The Health Care Benefits segment is the equivalent of the former Aetna Health Care segment.

The following table summarizes the Health Care Benefits segment’s performance for the period from November 28, 2018 to December 31, 2018:

In millions
Revenues:
Products	$164
Premiums	4,819
Services	521
Net investment income	45
Total revenues	5,549
Cost of products sold	147
Benefit costs	3,873
Operating expenses	1,253
Operating income	$276

Revenues and operating income for the Health Care Benefits segment include results for the period from November 28, 2018 to December 31, 2018 and therefore are not directly comparable to the former Aetna Health Care segment results for the fourth quarter of 2017.

Health Care Benefits segment medical membership as of December 31, 2018 was as follows:

In thousands	Insured	ASC (1)	Total
Medical membership:
Commercial	3,871	13,888	17,759
Medicare Advantage	1,758	—	1,758
Medicare Supplement	793	—	793
Medicaid	1,128	663	1,791
Total medical membership	7,550	14,551	22,101

_____________________________________________

(1)	Represents self-insured membership under Administrative Services Contracts.

Medical Membership
Medical membership as of December 31, 2018 remained relatively consistent compared with December 31, 2017, reflecting decreases in Commercial insured and Medicaid products, largely offset by increases in Commercial ASC and Medicare products.

Corporate/Other Segment

Commentary - 2018 compared to 2017

Revenues

•
Revenues in 2018 reflect (i) revenues associated with products for which the Company no longer solicits or accepts new customers, such as large case pensions and long-term care insurance products, that were acquired in the Aetna Acquisition and (ii) interest income related to the $40 billion of senior notes issued on March 9, 2018 to partially fund the Aetna Acquisition.

Operating expenses

•
Operating expenses within the Corporate/Other segment include executive management, corporate relations, legal, compliance, human resources, information technology, finance related costs and acquisition-related transaction and integration costs. After the Aetna Acquisition Date, such operating expenses also include operating costs to support the large case pensions and long-term care insurance products acquired in the Aetna Acquisition.

•
Operating expenses increased $437 million, or 45.9%, in 2018 compared to 2017. The increase was primarily driven by an increase in acquisition-related transaction and integration costs of $454 million in 2018.

Commentary - 2017 compared to 2016

Operating expenses

•
Operating expenses within the Corporate/Other segment include executive management, corporate relations, legal, compliance, human resources, information technology, finance related costs and acquisition-related transaction and integration costs.

•
Operating expenses increased $34 million, or 3.7%, in 2017 compared to 2016. The increase was due to (i) ongoing investments in strategic initiatives, (ii) increased employee benefit costs and (iii) increased divestiture and acquisition-related costs, primarily related to $34 million of transaction costs in 2017 associated with the Aetna Acquisition.

Liquidity and Capital Resources

Cash Flows

The Company maintains a level of liquidity sufficient to allow it to meet its cash needs in the short-term. Over the long term, the Company manages its cash and capital structure to maximize shareholder return, maintain its financial condition and maintain flexibility for future strategic initiatives. The Company continuously assesses its regulatory capital requirements, working capital needs, debt and leverage levels, debt maturity schedule, capital expenditure requirements, dividend payouts, potential share repurchases and future investments or acquisitions. The Company believes its operating cash flows, commercial paper program, credit facilities, sale-leaseback program, as well as any potential future borrowings, will be sufficient to fund these future payments and long-term initiatives.

The net change in cash, cash equivalents and restricted cash for the years ended December 31, 2018, 2017 and 2016 is as follows:

				Change
	Year Ended December 31,			2018 vs. 2017		2017 vs. 2016
In millions	2018	2017	2016	$	%	$	%
Net cash provided by operating activities	$8,865	$8,007	$10,141	$858	11%	$(2,134)	(21)%
Net cash used in investing activities	(43,285)	(2,877)	(2,470)	(40,408)	1,405%	(407)	16%
Net cash provided by (used in) financing activities	36,819	(6,751)	(6,761)	43,570	(645)%	10	—%
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(4)	1	2	(5)	(500)%	(1)	(50)%
Net increase (decrease) in cash, cash equivalents and restricted cash	$2,395	$(1,620)	$912	$4,015	(248)%	$(2,532)	(278)%

Commentary - 2018 compared to 2017

•	Net cash provided by operating activities increased by $858 million in 2018 due primarily to the timing of client payments and the timing of payments for the Company’s Medicare Part D operations.

•
Net cash used in investing activities increased by $40.4 billion in 2018 largely driven by the Aetna Acquisition in November 2018. In addition, cash used in investing activities reflected the following activity:

•
Gross capital expenditures remained relatively consistent at approximately $2.0 billion and $1.9 billion in 2018 and 2017, respectively. During 2018, approximately 21% of the Company’s total capital expenditures were for new store construction, 32% were for store, fulfillment and support facilities expansion and improvements and 47% were for technology and other corporate initiatives.

•
The Company did not complete any sale-leaseback transactions in 2018 compared to $265 million in 2017. Under the sale-leaseback transactions, the properties generally are sold at net book value, which generally approximates fair value, and the resulting leases generally qualify and are accounted for as operating leases. The specific timing and amount of future sale-leaseback transactions will vary depending on future market conditions and other factors.

•
Net cash provided by financing activities was $36.8 billion in 2018 compared to net cash used in financing activities of $6.8 billion in 2017. The cash provided by financing activities in 2018 primarily related to long-term borrowings to partially fund the Aetna Acquisition.

Commentary - 2017 compared to 2016

•	Net cash provided by operating activities decreased by $2.1 billion, in 2017 due primarily to the timing of payments for the Company’s Medicare Part D operations.

•
Net cash used in investing activities increased by $407 million in 2017 largely driven by an increase in acquisition activity as compared to 2016. In addition, cash used in investing activities reflected the following activity:

•
Gross capital expenditures in 2017 totaled approximately $1.9 billion, a decrease of $306 million compared to prior year. The decrease in 2017 capital expenditures is due to the Target integration being completed in 2016. During 2017, approximately 25% of the Company’s total capital expenditures were for new store construction, 30% were for store, fulfillment and support facilities expansion and improvements and 45% were for technology and other corporate initiatives.

•	Proceeds from sale-leaseback transactions totaled $265 million in 2017 compared to $230 million in 2016.

•	Net cash used in financing activities was $6.8 billion in both 2017 and 2016 as net borrowings and net payments to shareholders were relatively flat in both years.

Included in net cash used in investing activities for the years ended December 31, 2018, 2017 and 2016 was the following store development activity (1):

	2018	2017	2016
Total stores (beginning of year)	9,846	9,750	9,665
New and acquired stores (2)	148	179	132
Closed stores (2)	(27)	(83)	(47)
Total stores (end of year)	9,967	9,846	9,750
Relocated stores (2)	34	30	50

_____________________________________________

(1)	Includes retail drugstores, certain onsite pharmacy stores, retail specialty pharmacy stores and pharmacies within Target stores.

(2)	Relocated stores are not included in new and acquired stores or closed stores totals.

Short-term Borrowings

Commercial Paper and Back-up Credit Facilities
The Company had approximately $720 million and $1.3 billion of commercial paper outstanding at weighted average interest rates of 2.8% and 2.0% as of December 31, 2018 and 2017, respectively. In connection with its commercial paper program, the Company maintains a $1.75 billion 364-day unsecured back-up revolving credit facility, which expires on May 16, 2019, a $1.25 billion, five-year unsecured back-up revolving credit facility, which expires on July 1, 2020, a $1.0 billion, five-year unsecured back-up revolving credit facility, which expires on May 18, 2022, and a $2.0 billion, five-year unsecured back-up revolving credit facility, which expires on May 17, 2023. The credit facilities allow for borrowings at various rates that are dependent, in part, on the Company’s public debt ratings and require the Company to pay a weighted average quarterly facility fee of approximately .03%, regardless of usage. As of December 31, 2018 and 2017, there were no borrowings outstanding under any of the back-up credit facilities.

Bridge Loan Facility
On December 3, 2017, in connection with the Aetna Acquisition, the Company entered into a $49.0 billion unsecured bridge loan facility commitment. The Company paid $221 million in fees upon entering into the agreement. The fees were capitalized in other current assets and were amortized as interest expense over the period the bridge loan facility commitment was outstanding. The bridge loan facility commitment was reduced to $44.0 billion on December 15, 2017 upon the Company entering into a $5.0 billion term loan agreement. The Company recorded $56 million of amortization of the bridge loan facility fees during the year ended December 31, 2017, which was recorded in interest expense in the consolidated statements of operations.

On March 9, 2018, the Company issued unsecured senior notes with an aggregate principal amount of $40.0 billion (see “Long-term Borrowings - 2018 Notes” below). At this time, the bridge loan facility commitment was reduced to $4.0 billion, and the Company paid $8 million in fees to retain the bridge loan facility commitment through the Aetna Acquisition Date. Those fees were capitalized in other current assets and were amortized as interest expense over the period the bridge loan facility commitment was outstanding. The Company recorded $173 million of amortization of the bridge loan facility commitment fees during the year ended December 31, 2018, which was recorded in interest expense in the consolidated statement of operations. On October 26, 2018, the Company entered into a $4.0 billion unsecured 364-day bridge term loan agreement to formalize the bridge loan facility discussed above. On November 28, 2018, in connection with the Aetna Acquisition, the $4.0 billion unsecured 364-day bridge term loan agreement terminated.

Federal Home Loan Bank of Boston
Since the Aetna Acquisition Date, a subsidiary of the Company is a member of the Federal Home Loan Bank of Boston (the “FHLBB”). As a member, the subsidiary has the ability to obtain cash advances, subject to certain minimum collateral requirements. The maximum borrowing capacity available from the FHLBB as of December 31, 2018 was approximately $790 million. As of December 31, 2018, there were no outstanding advances from the FHLBB.

Long-term Borrowings

2018 Notes
On March 9, 2018, the Company issued an aggregate of $40.0 billion in principal amount of the 2018 Notes for total proceeds of approximately $39.4 billion, net of discounts and underwriting fees. The net proceeds of the 2018 Notes were used to fund a portion of the Aetna Acquisition. The 2018 Notes are comprised of the following:

In millions
3.125% senior notes due March 2020	$2,000
Floating rate notes due March 2020	1,000
3.35% senior notes due March 2021	3,000
Floating rate notes due March 2021	1,000
3.7% senior notes due March 2023	6,000
4.1% senior notes due March 2025	5,000
4.3% senior notes due March 2028	9,000
4.78% senior notes due March 2038	5,000
5.05% senior notes due March 2048	8,000
Total debt principal	$40,000

Term Loan Agreement
On December 15, 2017, in connection with the Aetna Acquisition, the Company entered into a $5.0 billion term loan agreement. The term loan facility under the term loan agreement consists of a $3.0 billion three-year tranche and a $2.0 billion five-year tranche. The term loan agreement allows for borrowings at various rates that are dependent, in part, on the Company’s debt ratings. In connection with the Aetna Acquisition, the Company borrowed $5.0 billion (a $3.0 billion three-year tranche and a $2.0 billion five-year tranche) under the term loan agreement in November 2018. The Company terminated the $2.0 billion five-year tranche in December 2018 with the repayment of the borrowing. As of December 31, 2018, the Company had $3.0 billion outstanding under the three-year tranche of the term loan agreement.

Aetna Related Debt
Upon the closing of the Aetna Acquisition, the Company assumed long-term debt with a fair value of $8.1 billion with stated interest rates ranging from 2.2% to 6.75%.

2016 Notes
On May 16, 2016, the Company issued $1.75 billion aggregate principal amount of 2.125% unsecured senior notes due June 1, 2021 and $1.75 billion aggregate principal amount of 2.875% unsecured senior notes due June 1, 2026 (collectively, the “2016 Notes”) for total proceeds of approximately $3.5 billion, net of discounts and underwriting fees. The 2016 Notes may be redeemed, in whole at any time, or in part from time to time, at the Company’s option at a defined redemption price plus accrued and unpaid interest to the redemption date. The net proceeds of the 2016 Notes were used for general corporate purposes and to repay certain corporate debt.

Early Extinguishment of Long-Term Debt
On May 16, 2016, the Company announced tender offers for (i) any and all of its 5.75% senior notes due 2017, its 6.60% senior notes due 2019 and its 4.75% senior notes due 2020 (collectively, the “Any and All Notes”) and (ii) up to $1.5 billion aggregate principal amount of the 4.75% Senior Notes due 2022 issued by its wholly-owned subsidiary Omnicare, the 5.00% Senior Notes due 2024 issued by Omnicare, its 3.875% Senior Notes due 2025, its 6.25% Senior Notes due 2027, its 4.875% Senior Notes due 2035, its 6.125% Senior Notes due 2039 and its 5.75% Senior Notes due 2041 (collectively, the “Maximum Tender Offer Notes” and together with the Any and All Notes, the “Notes”). On May 31, 2016, the Company increased the aggregate principal amount of the tender offers for the Maximum Tender Offer Notes to $2.25 billion. The Company purchased approximately $835 million aggregate principal amount of the Any and All Notes and $2.25 billion aggregate principal amount of the Maximum Tender Offer Notes pursuant to the tender offers, which expired on June 13, 2016. In connection with the purchase of the Notes, the Company paid a premium of $486 million in excess of the debt principal, wrote off $50 million of unamortized deferred financing costs and incurred $6 million in fees, for a total loss on early extinguishment of long-term debt of $542 million, which was recorded in income from continuing operations in the consolidated statement of operations for the year ended December 31, 2016.

On June 27, 2016, the Company notified the holders of the remaining Any and All Notes that the Company was exercising its option to redeem the outstanding Any and All Notes pursuant to the terms of the Any and All Notes and the Indenture dated as of August 15, 2006, between the Company and The Bank of New York Mellon Trust Company, N.A. Approximately $1.1 billion aggregate principal amount of Any and All Notes was redeemed on July 27, 2016. In connection with that redemption, the Company paid a premium of $97 million in excess of the debt principal and wrote off $4 million of unamortized deferred financing costs, for a total loss on early extinguishment of long-term debt of $101 million, which was recorded in income from continuing operations in the consolidated statement of operations for the year ended December 31, 2016.

See Note 8 ‘‘Borrowings and Credit Agreements’’ and Note 12 ‘‘Shareholders’ Equity’’ to the consolidated financial statements for additional information about debt issuances, debt repayments, share repurchases and dividend payments.

Derivative Financial Instruments

The Company uses derivative financial instruments in order to manage interest rate and foreign exchange risk and credit exposure. The Company’s use of these derivatives is generally limited to hedging risk and has principally consisted of using interest rate swaps, treasury rate locks, forward contracts, futures contracts, warrants, put options and credit default swaps. As of December 31, 2018 and 2017, the Company had outstanding derivative financial instruments (see Note 1 ‘‘Significant Accounting Policies’’ to the consolidated financial statements).

Debt Covenants

The Company’s back-up revolving credit facilities, unsecured senior notes, unsecured floating rate notes and term loan agreement (see Note 8 ‘‘Borrowings and Credit Agreements’’ to the consolidated financial statements) contain customary restrictive financial and operating covenants. These covenants do not include an acceleration of the Company’s debt maturities in the event of a downgrade in the Company’s credit ratings. The covenants do not materially affect the Company’s financial or operating flexibility. As of December 31, 2018, the Company was in compliance with all of its debt covenants.

Debt Ratings

As of December 31, 2018, the Company’s long-term debt was rated “Baa2” by Moody’s and “BBB” by Standard & Poor’s (“S&P”), and its commercial paper program was rated “P-2” by Moody’s and “A-2” by S&P. In December 2017, subsequent to the announcement of the proposed acquisition of Aetna, Moody’s changed the outlook on the Company’s long-term debt to “Under Review” from “Stable.” Similarly, S&P placed the Company’s long-term debt outlook on “Watch Negative” from “Stable.” Upon the issuance of the 2018 Notes on March 9, 2018, S&P lowered its corporate credit rating on the Company’s long-term debt to “BBB” from “BBB+” and changed the outlook from “Watch Negative” to “Stable.” On November 27, 2018, S&P lowered its rating on the long-term debt of Aetna to “BBB” from “A.” On November 28, 2018, upon the completion of the Aetna Acquisition, Moody’s lowered its rating on CVS Health Corporation’s long-term debt to “Baa2” from “Baa1.” Additionally, Moody’s changed the outlook on CVS Health Corporation’s long-term debt to “Negative” from “Under Review” and changed the outlook on the long-term debt of Aetna to “Negative” from “Stable.” In assessing the Company’s credit strength, the Company believes that both Moody’s and S&P considered, among other things, the Company’s capital structure and financial policies as well as its consolidated balance sheet, its historical acquisition activity and other financial information. Although the Company currently believes its long-term debt ratings will remain investment grade, it cannot guarantee the future actions of Moody’s and/or S&P. The Company’s debt ratings have a direct impact on its future borrowing costs, access to capital markets and new store operating lease costs.

Share Repurchase Programs

During the year ended December 31, 2018, the Company did not repurchase any shares of common stock. See Note 12 ‘‘Shareholders’ Equity’’ to the consolidated financial statements for additional information about share repurchases for the years ended December 31, 2017 and 2016.

Quarterly Cash Dividend

In December 2015, the Company’s Board of Directors (the “Board”) authorized a 21% increase in our quarterly common stock cash dividend to $0.425 per share effective in 2016. This increase equated to an annual dividend rate of $1.70 per share. In December 2016, the Board authorized an 18% increase in our quarterly common stock cash dividend to $0.50 per share effective in 2017. This increase equated to an annual dividend rate of $2.00 per share. During 2018, the Company maintained its quarterly dividend of $0.50 per share and expects to maintain its quarterly dividend of $0.50 per share throughout 2019.

Off-Balance Sheet Arrangements

In connection with executing operating leases, the Company provides a guarantee of the lease payments. The Company also finances a portion of its new store development through sale-leaseback transactions, which involve selling stores to unrelated parties and then leasing the stores back under leases that generally qualify and are accounted for as operating leases. The Company does not have any retained or contingent interests in the sold stores, and does not provide any guarantees, other than a guarantee of the lease payments, in connection with the transactions. In accordance with generally accepted accounting principles, the Company’s operating leases are not reflected on the consolidated balance sheets.

Between 1995 and 1997, the Company sold or spun off a number of subsidiaries, including Bob’s Stores and Linens ‘n Things (each of which subsequently filed for bankruptcy), and Marshalls. In many cases, when a former subsidiary leased a store, the Company provided a guarantee of the former subsidiary’s lease obligations. When the subsidiaries were disposed of, the Company’s guarantees remained in place, although each initial purchaser agreed to indemnify the Company for any lease obligations the Company was required to satisfy. If any of the purchasers or any of the former subsidiaries fail to make the required payments under a store lease, the Company could be required to satisfy these obligations.

As of December 31, 2018, the Company guaranteed approximately 85 such store leases (excluding the lease guarantees related to Linens ‘n Things), with the maximum remaining lease term extending through 2029. Management believes the ultimate disposition of any of the remaining lease guarantees will not have a material adverse effect on the Company’s consolidated financial condition or future cash flows. Please see “Results of Operations - Summary of Consolidated Financial Results - Commentary - 2018 compared to 2017 - Loss from discontinued operations” previously in this document for further information regarding the Company’s guarantee of certain Linens ‘n Things’ store lease obligations.

Contractual Obligations

The following table summarizes certain estimated future obligations by period under the Company’s various contractual obligations at December 31, 2018. The table below does not include future payments of claims to health care providers or pharmacies because certain terms of these payments are not determinable at December 31, 2018 (for example, the timing and volume of future services provided under fee-for-service arrangements and future membership levels for capitated arrangements).

	Payments Due by Period
In millions	Total	2019	2020 to 2021	2022 to 2023	Thereafter
Operating leases	$27,980	$2,690	$4,943	$4,343	$16,004
Capital lease obligations	1,241	74	146	146	875
Contractual lease obligations with Target (1)	2,074	—	—	—	2,074
Lease obligations for discontinued operations	12	4	8	—	—
Long-term debt	72,903	1,242	16,150	12,699	42,812
Interest payments on long-term debt (2)	37,949	3,061	5,595	4,594	24,699
Other long-term liabilities on the consolidated balance sheet (3)
Future policy benefits (4)	6,728	575	1,200	952	4,001
Unpaid claims (4)	2,742	816	644	413	869
Policyholders’ funds (4)(5)	1,266	632	127	86	421
Other liabilities	1,705	455	911	100	239
Total	$154,600	$9,549	$29,724	$23,333	$91,994

_____________________________________________

(1)
The Company leases pharmacy and clinic space from Target. See Note 6 ‘‘Leases’’ to the consolidated financial statements for additional information regarding the lease arrangements with Target. Amounts related to the operating and capital leases with Target are reflected within the operating leases and capital lease obligations above. Amounts due after the remaining estimated economic lives of the buildings are reflected herein assuming equivalent stores continue to operate through the term of the arrangements.

(2)	Interest payments on long-term debt are calculated using outstanding balances and interest rates in effect on December 31, 2018.

(3)
Payments of other long-term liabilities exclude Separate Accounts liabilities of approximately $3.9 billion because these liabilities are supported by assets that are legally segregated and are not subject to claims that arise out of the Company’s business.

(4)
Total payments of future policy benefits, unpaid claims and policyholders’ funds include $1.2 billion, $2.7 billion and $339 million, respectively, of reserves for contracts subject to reinsurance. The Company expects the assuming reinsurance carrier to fund these obligations and has reflected these amounts as reinsurance recoverable assets on the consolidated balance sheets.

(5)
Customer funds associated with group life and health contracts of approximately $2.3 billion have been excluded from the table above because such funds may be used primarily at the customer’s discretion to offset future premiums and/or for refunds, and the timing of the related cash flows cannot be determined. Additionally, net unrealized capital gains on debt and equity securities supporting experience-rated products of $10 million, before tax, have been excluded from the table above.

Restrictions on Certain Payments

In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, health maintenance organizations (“HMOs”) and insurance companies are subject to further regulations that, among other things, may require those companies to maintain certain levels of equity (referred to as surplus) and restrict the amount of dividends and other distributions that may be paid to their equity holders. These regulations are not directly applicable to CVS Health as a holding company, since CVS Health is not an HMO or an insurance company. In addition, in connection with the Aetna Acquisition, the Company made certain undertakings that require prior regulatory approval of dividends by certain of its HMOs and insurance companies. The additional regulations and undertakings applicable to the Company’s HMO and insurance company subsidiaries are not expected to affect the Company’s ability to service the Company’s debt, meet other financing obligations or pay dividends, or the ability of any of the Company’s subsidiaries to service their debt or other financing obligations. Under applicable regulatory requirements and undertakings, at December 31, 2018, the maximum amount of dividends that may be paid by the Company’s insurance and HMO subsidiaries without prior approval by regulatory authorities was approximately $584 million in the aggregate.

The Company maintains capital levels in its operating subsidiaries at or above targeted and/or required capital levels and dividends amounts in excess of these levels to meet liquidity requirements, including the payment of interest on debt and shareholder dividends. In addition, at the Company’s discretion, it uses these funds for other purposes such as funding share and debt repurchase programs, investments in new businesses and other purposes considered advisable.

As of December 31, 2018, the Company held investments of $531 million that are not accounted for as Separate Accounts assets but are legally segregated and are not subject to claims that arise out of the Company’s business. See Note 3 ‘‘Investments’’ to the consolidated financial statements for additional information on investments related to the 2012 conversion of an existing group annuity contract from a participating to a non-participating contract.

Solvency Regulation

The National Association of Insurance Commissioners (the “NAIC”) utilizes risk-based capital (“RBC”) standards for insurance companies that are designed to identify weakly-capitalized companies by comparing each company’s adjusted surplus to its required surplus (the “RBC Ratio”). The RBC Ratio is designed to reflect the risk profile of insurance companies. Within certain ratio ranges, regulators have increasing authority to take action as the RBC Ratio decreases. There are four levels of regulatory action, ranging from requiring an insurer to submit a comprehensive financial plan for increasing its RBC to the state insurance commissioner to requiring the state insurance commissioner to place the insurer under regulatory control. At December 31, 2018, the RBC Ratio of each of the Company’s primary insurance subsidiaries was above the level that would require regulatory action. The RBC framework described above for insurers has been extended by the NAIC to health organizations, including HMOs. Although not all states had adopted these rules at December 31, 2018, at that date, each of the Company’s active HMOs had a surplus that exceeded either the applicable state net worth requirements or, where adopted, the levels that would require regulatory action under the NAIC’s RBC rules. External rating agencies use their own capital models and/or RBC standards when they determine a company’s rating.

Quantitative and Qualitative Disclosures About Market Risk

On November 28, 2018 the Company completed the Aetna Acquisition. As of December 31, 2018, the Company’s earnings and financial condition were exposed to interest rate risk, credit quality risk, market valuation risk, foreign currency risk and commodity risk. As of December 31, 2017, the Company had outstanding interest rate derivative instruments related to its long-term debt and believed that its exposure to interest rate risk (inherent in the Company’s debt securities portfolio) was not material. We refer you to Note 1 ‘‘Significant Accounting Policies’’ to the consolidated financial statements.

Evaluation of Interest Rate and Credit Quality Risk

The Company manages interest rate risk by seeking to maintain a tight match between the durations of assets and liabilities when appropriate. The Company manages credit quality risk by seeking to maintain high average credit quality ratings and diversified sector exposure within its debt securities portfolio. In connection with its investment and risk management objectives, the Company also uses derivative financial instruments whose market value is at least partially determined by, among other things, levels of or changes in interest rates (short-term or long-term), duration, prepayment rates, equity markets or credit ratings/spreads. The Company’s use of these derivatives is generally limited to hedging risk and has principally consisted of using interest rate swaps, treasury rate locks, forward contracts, futures contracts, warrants, put options and credit default swaps. These instruments, viewed separately, subject the Company to varying degrees of interest rate, equity price and credit risk.  However, when used for hedging, the Company expects these instruments to reduce overall risk.

Investments

The Company’s investment portfolio supported the following products at December 31, 2018:

In millions
Experience-rated products	$1,063
Remaining products	17,191
Total investments	$18,254

Investment risks associated with experience-rated products generally do not impact results of operations. The risks associated with investments supporting experience-rated pension and annuity products in the large case pensions business in the Company’s Corporate/Other segment are assumed by the contract holders and not by the Company (subject to, among other things, certain minimum guarantees). Assets supporting experience-rated products may be subject to contract holder or participant withdrawals.

The debt securities in the Company’s investment portfolio had an average credit quality rating of A at December 31, 2018, with approximately $3.9 billion rated AAA at December 31, 2018.  The debt securities that were rated below investment grade (that is, having a credit quality rating below BBB-/Baa3) were $1.1 billion at December 31, 2018 (of which 6% at December 31, 2018, supported experience-rated products).

At December 31, 2018, the Company held $373 million of municipal debt securities that were guaranteed by third parties, representing 2% of total investments at December 31, 2018. These securities had an average credit quality rating of AA- at December 31, 2018 with the guarantee. These securities had an average credit quality rating of A- at December 31, 2018 without the guarantee. The Company does not have any significant concentration of investments with third party guarantors (either direct or indirect).

The Company generally classifies debt securities as available for sale, and carries them at fair value on the consolidated balance sheets.  At December 31, 2018, approximately 1% of debt securities were valued using inputs that reflect the Company’s assumptions (categorized as Level 3 inputs in accordance with accounting principles generally accepted in the United States of America). See Note 4 ‘‘Fair Value’’ to the consolidated financial statements, which is incorporated by reference herein, for additional information on the methodologies and key assumptions used to determine the fair value of investments. For additional information related to investments, see Note 3 ‘‘Investments’’ to the consolidated financial statements, which is incorporated by reference herein.

The Company regularly reviews debt securities in its portfolio to determine whether a decline in fair value below the cost basis or carrying value is other-than-temporary. When a debt security is in an unrealized capital loss position, the Company monitors the duration and severity of the loss to determine if sufficient market recovery can occur within a reasonable period of time. If a decline in fair value is considered other-than-temporary, the cost basis or carrying value of the debt security is written down. The write down is then bifurcated into its credit and non-credit related components. The amount of the credit-related component is included in net income, and the amount of the non-credit related component is included in other comprehensive income/loss, unless the Company intends to sell the debt security or it is more likely than not that the Company will be required to sell the debt security prior to its anticipated recovery of the debt security’s amortized cost basis. Accounting for other-than-temporary impairment (“OTTI”) of debt securities is considered a critical accounting estimate. The information under the heading “Critical Accounting Policies - Other-Than-Temporary Impairment of Debt Securities” contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Annual Report is incorporated by reference herein.

Evaluation of Market Valuation Risks

The Company regularly evaluates its risk from market-sensitive instruments by examining, among other things, levels of or changes in interest rates (short-term or long-term), duration, prepayment rates, equity markets and/or credit ratings/spreads. The Company also regularly evaluates the appropriateness of investments relative to management-approved investment guidelines (and operates within those guidelines) and the business objectives of its portfolios.

On a quarterly basis, the Company reviews the impact of hypothetical net losses in its investment portfolio on the Company’s consolidated near-term financial condition, results of operations and cash flows assuming the occurrence of certain reasonably possible changes in near-term market rates and prices. Interest rate changes (whether resulting from changes in treasury yields or credit spreads or other factors) represent the most material risk exposure category for the Company. The Company has estimated the impact on the fair value of market sensitive instruments based on the net present value of cash flows using a representative set of likely future interest rate scenarios. The assumptions used were as follows: an immediate increase of 100 basis points in interest rates (which the Company believes represents a moderately adverse scenario and is approximately equal to the historical annual volatility of interest rate movements for intermediate-term available-for-sale debt securities) and an immediate decrease of 15% in prices for domestic equity securities.

Assuming an immediate 100 basis point increase in interest rates and immediate decrease of 15% in the prices for domestic equity securities, the theoretical decline in the fair values of market sensitive instruments at December 31, 2018 is as follows:

•	The fair value of long-term debt would decline by $3.9 billion ($4.9 billion pretax). Changes in the fair value of long-term debt do not impact financial condition or results of operations.

•
The theoretical reduction in the fair value of investment securities partially offset by the theoretical reduction in the fair value of interest rate sensitive liabilities would result in a net decline in fair value of $364 million ($461 million pretax) related to continuing non-experience-rated products. Reductions in the fair value of investment securities would be reflected as an unrealized loss in equity, as the Company classifies these securities as available for sale. The Company does not record liabilities at fair value.

Based on overall exposure to interest rate risk and equity price risk, the Company believes that these changes in market rates and prices would not materially affect consolidated near-term financial condition, results of operations or cash flows as of December 31, 2018.

Evaluation of Foreign Currency and Commodity Risk

As of each of December 31, 2018 and 2017, the Company did not have any material foreign currency exchange rate or commodity derivative instruments in place and believes its exposure to foreign currency exchange rate risk and commodity price risk is not material.

Evaluation of Operational Risks

The Company also faces certain operational risks, including risks related to information security, including cybersecurity. The Company and its vendors have experienced a variety of cyber attacks, and the Company and its vendors expect to continue to experience cyber attacks going forward. Among other things, the Company has experienced automated attempts to gain access to public facing networks, brute force, SYN flood and distributed denial of service attacks, attempted malware infections, vulnerability scanning, ransomware attacks, spear-phishing campaigns, mass reconnaissance attempts, injection attempts, phishing, PHP injection and cross-site scripting. The Company also has seen an increase in attacks designed to obtain access to consumers’ accounts using illegally obtained demographic information. The Company is dedicating and will continue to dedicate significant resources and incur significant expenses to maintain and update on an ongoing basis the systems and processes that are designed to mitigate the information security risks it faces and protect the security of its computer systems, software, networks and other technology assets against attempts by unauthorized parties to obtain access to confidential information, destroy data, disrupt or degrade service, sabotage systems or cause other damage. The impact of the cyber attacks the Company has experienced through December 31, 2018 has not been material to its operations or results of operations. The Board and the Audit Committee of the Board (“the Audit Committee”) are regularly informed regarding the Company’s information security policies, practices and status.

Critical Accounting Policies

The Company prepares the consolidated financial statements in conformity with generally accepted accounting principles, which require management to make certain estimates and apply judgment. Estimates and judgments are based on historical experience, current trends and other factors that management believes to be important at the time the consolidated financial statements are prepared. On a regular basis, the Company reviews its accounting policies and how they are applied and disclosed in the consolidated financial statements. While the Company believes the historical experience, current trends and other factors considered, support the preparation of the consolidated financial statements in conformity with generally accepted accounting principles, actual results could differ from estimates, and such differences could be material.

Significant accounting policies are discussed in Note 1 ‘‘Significant Accounting Policies’’ to the consolidated financial statements. Management believes the following accounting policies include a higher degree of judgment and/or complexity and, thus, are considered to be critical accounting policies. The Company has discussed the development and selection of these critical accounting policies with the Audit Committee, and the Audit Committee has reviewed the disclosures relating to them.

Revenue Recognition

Pharmacy Services Segment
The Pharmacy Services segment sells prescription drugs directly through its mail service dispensing pharmacies and indirectly through the Company’s retail pharmacy network. The Company’s pharmacy benefit arrangements are accounted for in a manner consistent with a master supply arrangement as there are no contractual minimum volumes and each prescription is considered a separate purchasing decision and distinct performance obligation transferred at a point in time. PBM services performed in connection with each prescription claim are considered part of a single performance obligation which culminates in the dispensing of prescription drugs.

The Company recognizes revenue using the gross method at the contract price negotiated with its clients when the Company has concluded it controls the prescription drug before it is transferred to the client plan members. The Company controls prescriptions dispensed indirectly through its retail pharmacy network because it has separate contractual arrangements with those pharmacies, has discretion in setting the price for the transaction and assumes primary responsibility for fulfilling the promise to provide prescription drugs to its client plan members while also performing the related PBM services.

Revenues include (i) the portion of the price the client pays directly to the Pharmacy Services segment, net of any discounts earned on brand name drugs or other discounts and refunds paid back to the client, (ii) the United States Centers for Medicare & Medicaid Services (“CMS”) subsidized portion of prescription drugs dispensed to the Company’s Silverscript PDP members, (iii) the price paid to the Pharmacy Services segment by client plan members for mail order prescriptions and the price paid to retail network pharmacies by client plan members for retail prescriptions (“Retail Co-Payments”), and (iv) claims based administrative fees for retail pharmacy network contracts. Sales taxes are not included in revenue.

The Company recognizes revenue when control of the prescription drugs is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those prescription drugs. The Company has established the following revenue recognition policies for the Pharmacy Services segment:

•
Revenues generated from prescription drugs sold by mail service dispensing pharmacies are recognized when the prescription drug is delivered to the client plan member. At the time of delivery, the Company has performed substantially all of its performance obligations under its client contracts and does not experience a significant level of returns or reshipments.

•
Revenues generated from prescription drugs sold by third party pharmacies in the Company’s retail pharmacy network and associated administrative fees are recognized at the Company’s point-of-sale, which is when the claim is adjudicated by the Company’s online claims processing system and the Company has transferred control of the prescription drug and performed all of its performance obligations.

The Company recognizes revenue using the net method for contracts under which the Company acts as an agent or does not control the prescription drug prior to transfer to the client.

The Company records revenue net of manufacturers’ rebates that are earned by its clients based on their plan members’ utilization of brand-name formulary drugs. The Company estimates these rebates at period-end based on actual and estimated claims data and its estimates of the manufacturers’ rebates earned by its clients. The estimates are based on the best available data at period-end and recent history for the various factors that can affect the amount of rebates due to the client. The Company adjusts its rebates payable to clients to the actual amounts paid when these rebates are paid or as significant events occur. Any cumulative effect of these adjustments is recorded against revenues as identified. Adjustments generally result from contract changes with clients or manufacturers that have retroactive rebate adjustments, differences between the estimated and actual product mix subject to rebates, or whether the brand name drug was included in the applicable formulary. The effect of adjustments between estimated and actual manufacturers’ rebate amounts has not been material to the Company’s results of operations or financial condition.

The Company also adjusts revenues for refunds owed to clients resulting from pricing guarantees and performance against defined service and performance metrics. The inputs to these estimates are not subject to a high degree of subjectivity or volatility. The effect of adjustments between estimated and actual performance refund amounts has not been material to the Company’s results of operations or financial condition.

The Pharmacy Services segment participates in the federal government’s Medicare Part D program as a PDP through the Company’s SilverScript subsidiary. Revenues include insurance premiums earned by the PDP, which are determined based on the PDP’s annual bid and related contractual arrangements with CMS. The insurance premiums include a beneficiary premium, which is the responsibility of the PDP member, and can be subsidized by CMS in the case of low-income members, and a direct premium paid by CMS. Premiums collected in advance are initially recorded within other insurance liabilities and are then recognized ratably as revenue over the period in which members are entitled to receive benefits.

In addition to these premiums, the Pharmacy Services segment receives additional payments each month from CMS related to catastrophic reinsurance, low-income cost sharing subsidies and coverage gap benefits. If the subsidies received differ from the amounts earned from actual prescriptions transferred, the difference is recorded in either accounts receivable, net or accrued expenses.

The Company estimates variable consideration in the form of amounts payable to, or receivable from, CMS under a risk-sharing feature of the Medicare Part D program design, referred to as the risk corridor, and adjusts revenue based on calculations of additional subsidies to be received from or owed to CMS at the end of the reporting year.

Retail/LTC Segment
Retail Pharmacy
The Company’s retail drugstores recognize revenue at the time the customer takes possession of the merchandise. For pharmacy sales, each prescription claim is its own arrangement with the customer and is a performance obligation, separate and distinct from other prescription claims under other retail network arrangements. Revenues are adjusted for refunds owed to the third party payer for pricing guarantees and performance against defined value-based service and performance metrics. The inputs to these estimates are not subject to a high degree of subjectivity or volatility. The effect of adjustments between estimated and actual pricing and performance refund amounts have not been material to the Company’s results of operations or financial condition.

Revenue from Company gift cards purchased by customers is deferred as a contract liability until goods or services are transferred. Any amounts not expected to be redeemed by customers (i.e., breakage) are recognized based on historical redemption patterns.

Customer returns are not material to the Company’s results of operations or financial condition. Sales taxes are not included in revenue.

Loyalty Program
The Company’s customer loyalty program, ExtraCare®, is comprised of two components, ExtraSavingsTM and ExtraBucks® Rewards. ExtraSavings are coupons that are recorded as a reduction of revenue when redeemed as the Company concluded that they do not represent a promise to the customer to deliver additional goods or services at the time of issuance because they are not tied to a specific transaction or spending level.

ExtraBucks Rewards are accumulated by customers based on their historical spending levels. Thus, the Company has determined that there is an additional performance obligation to those customers at the time of the initial transaction. The Company allocates the transaction price to the initial transaction and the ExtraBucks Rewards transaction based upon the relative standalone selling price, which considers historical redemption patterns for the rewards. Revenue allocated to ExtraBucks Rewards is recognized as those rewards are redeemed. At the end of each period, unredeemed rewards are reflected as a contract liability.

Long-term Care
Revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Each prescription claim represents a separate performance obligation of the Company, separate and distinct from other prescription claims under customer arrangements. A significant portion of the revenue from sales of pharmaceutical and medical products are reimbursed by the federal Medicare Part D program and, to a lesser extent, state Medicaid programs. The Company monitors its revenues and receivables from these reimbursement sources, as well as other third party insurance payors, and reduces revenue at the revenue recognition date to properly account for the variable consideration due to anticipated differences between billed and reimbursed amounts. Accordingly, the total revenues and receivables reported in the Company’s consolidated financial statements are recorded at the amount expected to be ultimately received from these payors.

Patient co-payments associated with Medicare Part D, certain state Medicaid programs, Medicare Part B and certain third party payors typically are not collected at the time products are delivered or services are rendered, but are billed to the individuals as part of normal billing procedures and subject to normal accounts receivable collections procedures.

Walk-In Medical Clinics
For services provided by the Company’s walk-in medical clinics, revenue recognition occurs for completed services provided to patients, with adjustments taken for third party payor contractual obligations and patient direct bill historical collection rates.

Health Care Benefits Segment
Health Care Benefits revenue is principally derived from insurance premiums and fees billed to customers. Revenue is recognized based on customer billings, which reflect contracted rates per employee and the number of covered employees recorded in the Company’s records at the time the billings are prepared. Billings are generally sent monthly for coverage during the following month.

The Company’s billings may be subsequently adjusted to reflect enrollment changes due to member terminations or other factors. These adjustments are known as retroactivity adjustments. In each period, the Company estimates the amount of future retroactivity and adjusts the recorded revenue accordingly. As information regarding actual retroactivity amounts becomes known, the Company refines its estimates and records any required adjustments to revenues in the period in which they arise. A significant difference in the actual level of retroactivity compared to estimated levels would have a significant effect on the Company’s results of operations.

Additionally, premium revenue subject to the ACA’s minimum medical loss ratio (“MLR”) rebate requirements is recorded net of the estimated minimum MLR rebates for the current calendar year. The Company estimates minimum MLR rebates payable by projecting MLRs for certain markets, as defined by the ACA, for each state in which each of its insurance entities operates. The claims and premiums used in estimating such rebates are modified for certain adjustments allowed by the ACA and include a statistical credibility adjustment for those states with a number of members that is not statistically credible.

Furthermore, the ACA’s permanent risk adjustment program transfers funds from qualified individual and small group insurance plans with below average risk scores to plans with above average risk scores. Based on the risk of the Company’s qualified plan members relative to the average risk of members of other qualified plans in comparable markets, the Company estimates its ultimate risk adjustment receivable or payable for the current calendar year and reflects the pro-rata year-to-date impact as an adjustment to premium revenue. In this analysis, the Company considers the estimate of the average risk of members of other qualified plans in comparable markets the most critical assumption. The Company estimates its ultimate risk adjustment receivable or payable using management’s best estimates, which are based on various data sources, including but not limited to market risk data compiled by third party sources as well as pricing and other regulatory inputs. See Note 1 ‘‘Significant Accounting Policies’’ to the consolidated financial statements for additional information on the ACA’s risk adjustment program.

Other-Than-Temporary Impairments of Debt Securities

The Company regularly reviews its debt securities to determine whether a decline in fair value below the cost basis or carrying value is other-than-temporary. If a decline in fair value is considered other-than-temporary, the cost basis or carrying value of the debt security is written down. The write-down is then bifurcated into its credit and non-credit related components. The amount of the credit-related component is included in results of operations, and the amount of the non-credit related component is included in other comprehensive income, unless the Company intends to sell the debt security or it is more likely than not that it will be required to sell the debt security prior to its anticipated recovery of its amortized cost basis. The Company analyzes all facts and circumstances believed to be relevant for each investment when performing this analysis, in accordance with applicable accounting guidance.

Among the factors considered in evaluating whether a decline in fair value is other-than-temporary are whether the decline results from a change in the quality of the debt security itself, whether the decline results from a downward movement in the market as a whole, and the prospects for realizing the carrying value of the debt security based on the investment’s current and short-term prospects for recovery. For unrealized losses determined to be the result of market conditions (for example, increasing interest rates and volatility due to conditions in the overall market) or industry-related events, the Company determines whether it intends to sell the debt security or if it is more likely than not that it will be required to sell the debt security before recovery of its amortized cost basis. If either case is true, the Company recognizes an OTTI, and the cost basis/carrying amount of the debt security is written down to fair value.

The risks inherent in assessing the impairment of a debt security include the risk that market factors may differ from projections and the risk that facts and circumstances factored into the Company’s assessment may change with the passage of time. Unexpected changes to market factors and circumstances that were not present in past reporting periods are among the factors that may result in a current period decision to sell debt securities that were not impaired in prior reporting periods.

Vendor Allowances and Purchase Discounts

Pharmacy Services Segment
The Pharmacy Services segment receives purchase discounts on products purchased. Contractual arrangements with vendors, including manufacturers, wholesalers and retail pharmacies, normally provide for the Pharmacy Services segment to receive purchase discounts from established list prices in one, or a combination, of the following forms: (i) a direct discount at the time of purchase, (ii) a discount for the prompt payment of invoices or (iii) when products are purchased indirectly from a manufacturer (e.g., through a wholesaler or retail pharmacy), a discount (or rebate) paid subsequent to dispensing. These rebates are recognized when prescriptions are dispensed and are generally calculated and billed to manufacturers within 30 days of the end of each completed quarter. Historically, the effect of adjustments resulting from the reconciliation of rebates recognized to the amounts billed and collected has not been material to the Company’s results of operations or financial condition. The Company accounts for the effect of any such differences as a change in accounting estimate in the period the reconciliation is completed. The Pharmacy Services segment also receives additional discounts under its wholesaler contracts if it exceeds contractually defined purchase volumes. In addition, the Pharmacy Services segment receives fees from pharmaceutical manufacturers for administrative services. Purchase discounts and administrative service fees are recorded as a reduction of cost of products sold.

Retail/LTC Segment
Vendor allowances received by the Retail/LTC segment reduce the carrying cost of inventory and are recognized in cost of products sold when the related inventory is sold, unless they are specifically identified as a reimbursement of incremental costs for promotional programs and/or other services provided. Amounts that are directly linked to advertising commitments are recognized as a reduction of advertising expense (included in operating expenses) when the related advertising commitment is satisfied. Any such allowances received in excess of the actual cost incurred also reduce the carrying cost of inventory. The total value of any upfront payments received from vendors that are linked to purchase commitments is initially deferred. The deferred amounts are then amortized to reduce cost of products sold over the life of the contract based upon purchase volume. The total value of any upfront payments received from vendors that are not linked to purchase commitments is also initially deferred. The deferred amounts are then amortized to reduce cost of products sold on a straight-line basis over the life of the related contract.

There have not been any material changes in the way the Company accounts for vendor allowances and purchase discounts during the past three years.

Inventory

Inventories are valued at the lower of cost or net realizable value using the weighted average cost method.

The value of ending inventory is reduced for estimated inventory losses that have occurred during the interim period between physical inventory counts. Physical inventory counts are taken on a regular basis in each store and a continuous cycle count process is the primary procedure used to validate the inventory balances on hand in each distribution center and mail facility to ensure that the amounts reflected in the accompanying consolidated financial statements are properly stated. The accounting for inventory contains uncertainty since management must use judgment to estimate the inventory losses that have occurred during the interim period between physical inventory counts. When estimating these losses, a number of factors are considered which include, but are not limited to, historical physical inventory results on a location-by-location basis and current physical inventory loss trends.

The total reserve for estimated inventory losses covered by this critical accounting policy was $328 million as of December 31, 2018. Although management believes there is sufficient current and historical information available to record reasonable estimates for estimated inventory losses, it is possible that actual results could differ. In order to help investors assess the aggregate risk, if any, associated with the inventory-related uncertainties discussed above, a ten percent (10%) pre-tax change in estimated inventory losses, which is a reasonably likely change, would increase or decrease the total reserve for estimated inventory losses by approximately $33 million as of December 31, 2018.

Although management believes that the estimates discussed above are reasonable and the related calculations conform to generally accepted accounting principles, actual results could differ from such estimates, and such differences could be material.

Goodwill and Identifiable Intangible Assets

Identifiable intangible assets
Identifiable intangible assets consist primarily of trademarks, trade names, customer contracts/relationships, covenants not to compete, technology, provider networks, value of business acquired and favorable leases. These intangible assets arise primarily from the determination of their respective fair market values at the date of acquisition. Amounts assigned to identifiable intangible assets, and their related useful lives, are derived from established valuation techniques and management estimates.

Recoverability of definite-lived intangible assets
The Company evaluates the recoverability of definite-lived intangible assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. These long-lived assets are grouped and evaluated for impairment at the lowest level at which individual cash flows can be identified. When evaluating these long-lived assets for potential impairment, the Company first compares the carrying amount of the asset group to the asset group’s estimated future cash flows (undiscounted and without interest charges). If the estimated future cash flows are less than that carrying amount of the asset group, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset group to the asset group’s estimated future cash flows (discounted and with interest charges). If required, an impairment loss is recorded for the portion of the asset group’s carrying value that exceeds the asset group’s estimated future cash flows (discounted and with interest charges).

The long-lived asset impairment loss calculation contains uncertainty since management must use judgment to estimate each asset group’s future sales, profitability and cash flows. When preparing these estimates, the Company considers historical results and current operating trends and consolidated sales, profitability and cash flow results and forecasts. These estimates can be affected by a number of factors including, but not limited to, general economic and regulatory conditions, efforts of third party organizations to reduce their prescription drug costs and/or increased member co-payments, the continued efforts of competitors to gain market share and consumer spending patterns.

There were no material impairment losses for definite-lived intangible assets recognized in any of the three years ended December 31, 2018, 2017 or 2016.

Recoverability of indefinitely-lived intangible assets
Indefinitely-lived intangible assets are subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate that their carrying value may not be recoverable. Indefinitely-lived intangible assets are tested by comparing the estimated fair value of the asset to its carrying value. If the carrying value of the asset exceeds its estimated fair value, an impairment loss is recognized and the asset is written down to its estimated fair value.

The indefinitely-lived intangible asset impairment loss calculation contains uncertainty since management must use judgment to estimate fair value based on the assumption that, in lieu of ownership of an intangible asset, the Company would be willing to pay a royalty in order to utilize the benefits of the asset. Fair value is estimated by discounting the hypothetical royalty payments to their present value over the estimated economic life of the asset. These estimates can be affected by a number of factors including, but not limited to, general economic conditions, availability of market information as well as the profitability of the Company.

There were no material impairment losses recognized on indefinitely-lived intangible assets recognized in any of the three years ended December 31, 2018, 2017 or 2016.

Recoverability of goodwill
Goodwill represents the excess of amounts paid for acquisitions over the fair value of the net identifiable assets acquired. Goodwill is subject to annual impairment reviews, or more frequent reviews if events or circumstances indicate that the carrying value may not be recoverable. Goodwill is tested for impairment on a reporting unit basis. The impairment test is calculated by comparing the reporting unit’s fair value with its net book value (or carrying amount), including goodwill. The fair value of the reporting units is estimated using a combination of a discounted cash flow method and a market multiple method. If the net book value (carrying amount) of the reporting unit exceeds its fair value, the reporting unit’s goodwill is considered to be impaired and an impairment is recognized in an amount equal to the excess.

The determination of the fair value of the reporting units requires the Company to make significant assumptions and estimates. These assumptions and estimates primarily include, but are not limited to, the selection of appropriate peer group companies; control premiums and valuation multiples appropriate for acquisitions in the industries in which the Company competes;

discount rates; terminal growth rates; and forecasts of revenue, operating income, depreciation and amortization, capital expenditures and future working capital requirements. When determining these assumptions and preparing these estimates, the Company considers each reporting unit’s historical results and current operating trends; consolidated revenues, profitability and cash flow results and forecasts; and industry trends. These estimates can be affected by a number of factors including, but not limited to, general economic and regulatory conditions, market capitalization, efforts of customers and payers to reduce costs including their prescription drug costs and/or increase member co-payments, the continued efforts of competitors to gain market share and consumer spending patterns.

2018 goodwill impairment tests
As discussed in Note 5 ‘‘Goodwill and Other Intangibles’’ to the consolidated financial statements, during 2018, the LTC reporting unit continued to experience industry wide challenges that have impacted management’s ability to grow the business at the rate that was originally estimated when the Company acquired Omnicare and when the 2017 annual goodwill impairment test was performed. These challenges include lower client retention rates, lower occupancy rates in skilled nursing facilities, the deteriorating financial health of numerous skilled nursing facility customers which resulted in a number of customer bankruptcies in 2018, and continued facility reimbursement pressures. In June 2018, LTC management submitted its initial budget for 2019 and updated the 2018 annual forecast which showed a projected deterioration in the financial results for the remainder of 2018 and in 2019, which also caused management to update its long-term forecast beyond 2019. Based on these updated projections, management determined that there were indicators that the LTC reporting unit’s goodwill may be impaired and, accordingly, management performed an interim goodwill impairment test as of June 30, 2018. The results of that interim impairment test showed that the fair value of the LTC reporting unit was lower than the carrying value, resulting in a $3.9 billion pre-tax goodwill impairment charge in the second quarter of 2018. The fair value of the LTC reporting unit was determined using a combination of a discounted cash flow method and a market multiple method. In addition to the lower financial projections, higher risk-free interest rates and lower market multiples of peer group companies contributed to the amount of the second quarter 2018 goodwill impairment charge.

During the third quarter of 2018, the Company performed its required annual impairment tests of goodwill. The results of these impairment tests indicated that there was no impairment of goodwill. The results of the annual goodwill impairment tests showed the fair values of the Pharmacy Services and Retail Pharmacy reporting units exceeded their carrying values by significant margins and the fair value of the LTC reporting unit exceeded its carrying value by approximately 2%.

During the fourth quarter of 2018, the LTC reporting unit missed its forecast primarily due to operational issues and customer liquidity issues, including one significant customer bankruptcy. Additionally, LTC management submitted an updated final budget for 2019 which showed significant additional deterioration in the projected financial results for 2019 compared to the analyses performed in the second and third quarters of 2018 primarily due to continued industry and operational challenges, which also caused management to make further updates to its long-term forecast beyond 2019. The updated projections continue to reflect industry wide challenges including lower occupancy rates in skilled nursing facilities, the significant deterioration in the financial health of numerous skilled nursing facility customers and continued facility reimbursement pressures. Based on these updated projections, management determined that there were indicators that the LTC reporting unit’s goodwill may be impaired and, accordingly, an interim goodwill impairment test was performed during the fourth quarter of 2018. The results of that impairment test showed that the fair value of the LTC reporting unit was lower than the carrying value, resulting in an additional $2.2 billion goodwill impairment charge in the fourth quarter of 2018. In addition to the lower financial projections, lower market multiples of peer group companies also contributed to the amount of the fourth quarter 2018 goodwill impairment charge. The fair value of the LTC reporting unit was determined using a methodology consistent with the methodology described above for the analyses performed during the second and third quarters of 2018.

As of December 31, 2018, the remaining goodwill balance in the LTC reporting unit is approximately $431 million.

Although the Company believes the financial projections used to determine the fair value of the LTC reporting unit in the fourth quarter of 2018 are reasonable and achievable, the LTC reporting unit may continue to face challenges that may affect the Company’s ability to grow its business at the rate estimated when such goodwill impairment test was performed. These challenges and some of the key assumptions included in the Company’s financial projections to determine the estimated fair value of the LTC reporting unit include client retention rates, occupancy rates in skilled nursing facilities, the financial health of skilled nursing facility customers, facility reimbursement pressures, the Company’s ability to execute its senior living initiative, the Company’s ability to make acquisitions and integrate those businesses into its LTC operations in an orderly manner, as well as the Company’s ability to extract cost savings from labor productivity and other initiatives. The Company has made a number of additions and changes to its LTC management team to better respond to these challenges. The estimated fair value of the LTC reporting unit also is dependent on earnings multiples of market participants in the pharmacy industry, as well as the risk-free interest rate environment, which impacts the discount rate used in the discounted cash flow valuation method. If the Company does not achieve its forecasts, it is reasonably possible in the near term that the goodwill of the LTC reporting unit could be deemed to be impaired again by a material amount.

2017 and 2016 goodwill impairment tests
The Company recorded $181 million in goodwill impairment charges in 2017 related to the RxCrossroads reporting unit. During the third quarter of 2017, the Company performed its required annual impairment test of goodwill. The goodwill impairment tests showed that the fair values of the Pharmacy Services and Retail Pharmacy reporting units exceeded their carrying values by significant margins and the fair values of the LTC and RxCrossroads reporting units exceeded their carrying values by approximately 1% and 6%, respectively. On January 2, 2018, the Company sold its RxCrossroads reporting unit to McKesson Corporation for $725 million.

The Company did not record any goodwill impairment charges during 2016.

Health Care Costs Payable

At December 31, 2018, 80% of health care costs payable are estimates of the ultimate cost of (i) services rendered to members but not yet reported to the Company and (ii) claims which have been reported to the Company but not yet paid (collectively, “IBNR”). Health care costs payable also include an estimate of the cost of services that will continue to be rendered after the financial statement date if the Company is obligated to pay for such services in accordance with contractual or regulatory requirements. The remainder of health care costs payable is primarily comprised of pharmacy and capitation payables, other amounts due to providers pursuant to risk sharing agreements and accruals for state assessments. The Company develops its estimate of IBNR using actuarial principles and assumptions that consider numerous factors. See Note 1 ‘‘Significant Accounting Policies’’ to the consolidated financial statements for additional information on the Company’s reserving methodology.

The Company has considered the pattern of changes in its completion factors when determining the completion factors used in its estimates of IBNR as of December 31, 2018. However, based on historical claim experience, it is reasonably possible that the Company’s estimated weighted average completion factors may vary by plus or minus 16 basis points from the Company’s assumed rates, which could impact health care costs payable by approximately plus or minus $194 million pretax.

Management considers historical health care cost trend rates together with its knowledge of recent events that may impact current trends when developing estimates of current health care cost trend rates. When establishing reserves as of December 31, 2018, the Company increased its assumed health care cost trend rates for the most recent three months by 3.5% from health care cost trend rates recently observed. However, based on historical claim experience, it is reasonably possible that the Company’s estimated health care cost trend rates may vary by plus or minus 3.5% from the assumed rates, which could impact health care costs payable by plus or minus $299 million pretax.

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
Significant judgment is required in determining the provision for income taxes and the related taxes payable and deferred tax assets and liabilities since, in the ordinary course of business, there are transactions and calculations where the ultimate tax outcome is uncertain. Additionally, the Company’s tax returns are subject to audit by various domestic and foreign tax authorities that could result in material adjustments based on differing interpretations of the tax laws. Although management believes that its estimates are reasonable and are based on the best available information at the time the provision is prepared, actual results could differ from these estimates resulting in a final tax outcome that may be materially different from that which is reflected in the consolidated financial statements.

The tax benefit from an uncertain tax position is recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and/or penalties related to uncertain tax positions are recognized in the income tax provision. Significant judgment is required in determining uncertain tax positions. The Company has established accruals for uncertain tax positions using its judgment and adjusts these accruals, as warranted, due to changing facts and circumstances.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting which requires that the assets acquired and liabilities assumed be recorded at the date of the acquisition at their respective fair values. The excess of purchase price over the fair value of assets acquired and liabilities assumed is recorded as goodwill. Determining the fair value of identifiable assets, particularly intangible assets, and liabilities acquired also requires management to make estimates, which are based on all available information and in some cases assumptions with respect to the timing and amount of future revenues and expenses associated with an asset. The most critical assumptions used in determining the fair value of intangible assets include customer attrition, membership growth and revenue growth. In determining the estimated fair value for intangible assets, the Company typically utilizes the income approach, which discounts the projected future net cash flow using an appropriate discount rate that reflects the risks associated with such projected future cash flows. Determining the useful life of an intangible asset also requires judgment, as different types of intangible assets will have different useful lives and certain assets are considered to have indefinite useful lives.

New Accounting Pronouncements

See Note 1 ‘‘Significant Accounting Policies’’ to the consolidated financial statements for a description of new accounting pronouncements applicable to the Company.

Holders of Common Stock

As of February 19, 2019, there were 27,266 registered holders of the Company’s common stock according to the records maintained by the Company’s transfer agent.

Cautionary Statement Concerning Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward-looking statements made by or on behalf of the Company. In addition, the Company and its representatives may, from time to time, make written or verbal forward-looking statements, including statements contained in the Company’s filings with the United States Securities and Exchange Commission (the “SEC”) and in its reports to stockholders, press releases, webcasts, conference calls, meetings and other communications. Generally, the inclusion of the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “should,” “will” and similar expressions identify statements that constitute forward-looking statements. All statements addressing operating performance of CVS Health Corporation or any subsidiary, events or developments that the Company projects, expects or anticipates will occur in the future, including statements relating to corporate strategy; revenue growth; adjusted revenue growth, earnings or earnings per common share growth; adjusted operating income or adjusted earnings per common share growth; free cash flow; debt ratings; inventory levels; inventory turn and loss rates; store development; relocations and new market entries; retail pharmacy business, sales results and/or trends and operations; PBM business, sales results and/or trends and operations; specialty pharmacy business, sales trends and operations; LTC pharmacy business, sales results and/or trends and operations; Health Care Benefits business, sales results and/or trends, medical cost trends, medical membership growth, medical benefit ratios and operations; the Company’s ability to attract or retain customers and clients; Medicare Part D competitive bidding, enrollment and operations; new product development; and the impact of industry and regulatory developments, as well as statements expressing optimism or pessimism about future results of operations or events, are forward-looking statements within the meaning of the Reform Act.

The forward-looking statements are and will be based upon management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

By their nature, all forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements for a number of reasons as described in the Company’s SEC filings, including those set forth in the Risk Factors section within the CVS Health Corporation’s 2018 Annual Report on Form 10-K, and including, but not limited to:

•
Risks to our brand and reputation, the Aetna Acquisition, data governance risks, effectiveness of our talent management and alignment of talent to our business needs, and potential changes in public policy, laws and regulations present overarching risks to our enterprise in 2019 and beyond.

•
Our brand and reputation are two of our most important assets; negative public perception of the industries in which we operate, or of our industries’ or our practices, can adversely affect our businesses, results of operations, cash flows and prospects.

•
Data governance failures can adversely affect our reputation, businesses and prospects. Our use and disclosure of members’, customers’ and other constituents’ sensitive information is subject to complex regulations at multiple levels. We would be adversely affected if we or our business associates or other vendors fail to adequately protect members’, customers’ or other constituents’ sensitive information.

•
We face significant competition in attracting and retaining talented employees. Further, managing succession for, and retention of, key executives is critical to our success, and our failure to do so could adversely affect our future performance.

•
We are subject to potential changes in public policy, laws and regulations, including reform of the United States health care system, that can adversely affect the markets for our products and services and our businesses, operations, results of operations, cash flows and prospects.

•	Our enterprise strategy may not be an effective response to the changing dynamics in the industries in which we operate, or we may not be able to implement our strategy and related strategic projects.

•	Efforts to reduce reimbursement levels and alter health care financing practices could adversely affect our businesses.

•	Gross margins in the industries in which we operate may decline.

•	Our results of operations are affected by the health of the economy in general and in the geographies we serve.

•
We operate in a highly competitive business environment. Competitive and economic pressures may limit our ability to increase pricing to reflect higher costs or may force us to accept lower margins. If customers elect to self-insure, reduce benefits or adversely renegotiate or amend their agreements with us, our revenues and results of operations will be adversely affected. We may not be able to obtain appropriate pricing on new or renewal business.

•
We may lose clients and/or fail to win new business. If we fail to compete effectively in the geographies and product areas in which we operate, including maintaining or increasing membership in our Health Care Benefits segment, our results of operations, financial condition and cash flows could be materially and adversely affected.

•	We are exposed to risks relating to the solvency of our customers and of other insurers.

•	We face risks relating to the market availability, pricing, suppliers and safety profiles of prescription drugs that we purchase and sell.

•	We face risks related to the frequency and rate of the introduction and pricing of generic drugs and brand name prescription drug products.

•	Possible changes in industry pricing benchmarks and drug pricing generally can adversely affect our PBM business.

•	Product liability, product recall or personal injury issues could damage our reputation.

•	We face challenges in growing our Medicare Advantage and Medicare Part D membership.

•	We face challenges in growing our Medicaid membership, and expanding our Medicaid membership exposes us to additional risks.

•	A change in our Health Care Benefits product mix may adversely affect our profit margins.

•
We may not be able to accurately forecast health care and other benefit costs, which could adversely affect our Health Care Benefits segment’s results of operations. There can be no assurance that the future health care and other benefit costs of our Insured Health Care Benefits products will not exceed our projections.

•
A number of factors, many of which are beyond our control, contribute to rising health care and other benefit costs. If we are unable to satisfactorily manage our health care and other benefit costs, our Health Care Benefits segment’s results of operations and competitiveness will be adversely affected.

•
The reserves we hold for expected claims in our Insured Health Care Benefits products are based on estimates that involve an extensive degree of judgment and are inherently variable. Any reserve, including a premium deficiency reserve, may be insufficient. If actual claims exceed our estimates, our results of operations could be materially adversely affected, and our ability to take timely corrective actions to limit future costs may be limited.

•	Extreme events, or the threat of extreme events, could materially increase our health care (including behavioral health) costs. We cannot predict whether or when any such events will occur.

•
Legislative and regulatory changes could create significant challenges to our Medicare Advantage and Medicare Part D revenues and results of operations, and proposed changes to these programs could create significant additional challenges.

Entitlement program reform, if it occurs, could have a material adverse effect on our businesses, operations and/or results of operations.

•
We may not be able to obtain adequate premium rate increases in our Insured Health Care Benefits products, which would have an adverse effect on our revenues, MBRs and results of operations and could magnify the adverse impact of increases in health care and other benefit costs and of ACA assessments, fees and taxes.

•
Minimum MLR rebate requirements limit the level of margin we can earn in our Insured Health Care Benefits products while leaving us exposed to higher than expected medical costs. Challenges to our minimum MLR rebate methodology and/or reports could adversely affect our results of operations.

•
Our business activities are highly regulated. Our Pharmacy Services, Medicare Advantage, Medicare Part D, Medicaid, dual eligible, dual eligible special needs plan, small group and certain other products are subject to particularly extensive and complex regulations. If we fail to comply with applicable laws and regulations, we could be subject to significant adverse regulatory actions or suffer brand and reputational harm which may have a material adverse effect on our businesses. Compliance with existing and future laws, regulations and/or judicial decisions may reduce our profitability and limit our growth.

•
If our compliance or other systems and processes fail or are deemed inadequate, we may suffer brand and reputational harm and become subject to regulatory actions or litigation which could adversely affect our businesses, results of operations, cash flows and/or financial condition.

•
Our litigation and regulatory risk profile are changing as a result of the Aetna Acquisition and as we offer new products and services and expand in business areas beyond our historical core businesses of Retail/LTC and Pharmacy Services.

•
We routinely are subject to litigation and other adverse legal proceedings, including class actions and qui tam actions. Many of these proceedings seek substantial damages which may not be covered by insurance. These proceedings may be costly to defend, result in changes in our business practices, harm our brand and reputation and adversely affect our businesses and results of operations.

•
We frequently are subject to regular and special governmental audits, investigations and reviews that could result in changes to our business practices and also could result in material refunds, fines, penalties, civil liabilities, criminal liabilities and other sanctions.

•
We are subject to retroactive adjustments to and/or withholding of certain premiums and fees, including as a result of CMS RADV audits. We generally rely on health care providers to appropriately code claim submissions and document their medical records. If these records do not appropriately support our risk adjusted premiums, we may be required to refund premium payments to CMS and/or pay fines and penalties under the False Claims Act.

•
Programs funded in whole or in part by the U.S. federal government account for a significant portion of our revenues. The U.S. federal government and our other government customers may reduce funding for health care or other programs, cancel or decline to renew contracts with us, or make changes that adversely affect the number of persons eligible for certain programs, the services provided to enrollees in such programs, our premiums and our administrative and health care and other benefit costs, any of which could have a material adverse effect on our businesses, results of operations and cash flows. In addition, an extended federal government shutdown or a delay by Congress in raising the federal government’s debt ceiling could lead to a delay, reduction, suspension or cancellation of federal government spending and a significant increase in interest rates that could, in turn, have a material adverse effect on our businesses, results of operations and cash flows.

•	Our results of operations may be adversely affected by changes in laws and policies governing employers and by union organizing activity.

•	We must develop and maintain a relevant omni-channel experience for our retail customers.

•
We must maintain and improve our relationships with our retail and specialty pharmacy customers and increase the demand for our products and services, including proprietary brands. If we fail to develop new products, differentiate our products from those of our competitors or demonstrate the value of our products to our customers and members, our ability to retain or grow our customer base may be adversely affected.

•
In order to be competitive in the increasingly consumer-oriented marketplace for our health care products and services, we will need to develop and deploy consumer-friendly products and services and make investments in consumer engagement, reduce our cost structure and compete successfully with new entrants into our businesses. If we are unsuccessful, our future growth and profitability may be adversely affected.

•
Our results of operations may be adversely affected if we are unable to contract with manufacturers, providers, suppliers and vendors on competitive terms and develop and maintain attractive networks with high quality providers.

•
If our service providers fail to meet their contractual obligations to us or to comply with applicable laws or regulations, we may be exposed to brand and reputational harm, litigation or regulatory action. This risk is particularly high in our Medicare, Medicaid, dual eligible and dual eligible special needs plan programs.

•
Continuing consolidation and integration among providers and other suppliers may increase our medical and other covered benefits costs, make it difficult for us to compete in certain geographies and create new competitors.

•
We may experience increased medical and other benefit costs, litigation risk and customer and member dissatisfaction when providers that do not have contracts with us render services to our Health Care Benefits members.

•
Customers, particularly large sophisticated customers, expect us to implement their contracts and onboard their employees and members efficiently and effectively. Failure to do so could adversely affect our reputation, businesses, results of operations, cash flows and prospects. If we or our vendors fail to provide our customers with quality service that meets their expectations, our ability to retain and grow our membership and customer base will be adversely affected.

•	We are subject to payment-related risks that could increase our operating costs, expose us to fraud or theft, subject us to potential liability and disrupt our business operations.

•
Our and our vendors’ operations are subject to a variety of business continuity hazards and risks, any of which could interrupt our operations or otherwise adversely affect our performance and results of operations.

•
We and our vendors have experienced cyber attacks. We can provide no assurance that we or our vendors will be able to detect, prevent or contain the effects of such attacks or other information security (including cybersecurity) risks or threats in the future.

•
The failure or disruption of our information technology systems or the failure of our information technology infrastructure to support our businesses could adversely affect our reputation, businesses, results of operations and cash flows.

•
Our business success and results of operations depend in part on effective information technology systems and on continuing to develop and implement improvements in technology. Pursuing multiple initiatives simultaneously could make this continued development and implementation significantly more challenging.

•
Sales of our products and services are dependent on our ability to attract and motivate internal sales personnel and independent third-party brokers, consultants and agents. New distribution channels create new disintermediation risk. We may be subject to penalties or other regulatory actions as a result of the marketing practices of brokers and agents selling our products.

•	We also face other risks that could adversely affect our businesses, results of operations, financial condition and/or cash flows, which include:

•	Failure of our corporate governance policies or procedures, for example significant financial decisions being made at an inappropriate level in our organization;

•
Inappropriate application of accounting principles or a significant failure of internal control over financial reporting, which could lead to a restatement of our results of operations and/or a deterioration in the soundness and accuracy of our reported results of operations; and

•
Failure to adequately manage our run-off businesses and/or our regulatory and financial exposure to businesses we have sold, including Aetna’s divested standalone Medicare Part D, domestic group life insurance, group disability insurance and absence management businesses.

•	Goodwill and other intangible assets could, in the future, become impaired.

•
We would be adversely affected if we do not effectively deploy our capital. Downgrades or potential downgrades in our credit ratings, should they occur, could adversely affect our brand and reputation, businesses, cash flows, financial condition and results of operations.

•
Adverse conditions in the U.S. and global capital markets can significantly and adversely affect the value of our investments in debt and equity securities, mortgage loans, alternative investments and other investments, our results of operations and/or our financial condition.

•	We have limited experience in the insurance and managed health care industry, which may hinder our ability to achieve our objectives as a combined company.

•	The Aetna Acquisition may not be accretive, and may be dilutive, to our earnings per share, which may adversely affect our stock price.

•
We may fail to successfully combine the businesses and operations of CVS Health and Aetna to realize the anticipated benefits and cost savings of the Aetna Acquisition within the anticipated timeframe or at all, which could adversely affect our stock price.

•	Our future results may be adversely impacted if we do not effectively manage our expanded operations following completion of the Aetna Acquisition.

•	We may have difficulty attracting, motivating and retaining executives and other key employees following completion of the Aetna Acquisition.

•	The Aetna integration process could disrupt our ongoing businesses and/or operations.

•
Our indebtedness following completion of the Aetna Acquisition is substantially greater than our indebtedness on a stand-alone basis and greater than the combined indebtedness of CVS Health and Aetna existing prior to the announcement of the transaction. This increased level of indebtedness could adversely affect our business flexibility and increase our borrowing costs.

•	We will continue to incur significant integration-related costs in connection with the Aetna Acquisition.

•
We expect to continue to pursue acquisitions, joint ventures, strategic alliances and other inorganic growth opportunities, which may be unsuccessful, cause us to assume unanticipated liabilities, disrupt our existing businesses, be dilutive or lead us to assume significant debt, among other things.

•	We may be unable to successfully integrate companies we acquire.

•
As a result of our expanded international operations, we face political, legal and compliance, operational, regulatory, economic and other risks that we do not face or are more significant than in our domestic operations.

The foregoing list is not exhaustive. There can be no assurance that the Company has correctly identified all the risks that affect it. Additional risks and uncertainties not presently known to the Company or that the Company currently believes to be immaterial also may adversely affect the Company’s businesses. Should any risks or uncertainties develop into actual events, these developments could have a material adverse effect on the Company’s businesses, results of operations, cash flows and/or financial condition. For these reasons, you are cautioned not to place undue reliance on the Company’s forward-looking statements.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Company’s consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements. In order to ensure the Company’s internal control over financial reporting is effective, management regularly assesses such control and did so most recently for its financial reporting as of December 31, 2018.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 Framework). This evaluation included review of the documentation, evaluation of the design effectiveness and testing of the operating effectiveness of controls. The Company’s system of internal control over financial reporting is enhanced by periodic reviews by the Company’s internal auditors, written policies and procedures and a written Code of Conduct adopted by the Company’s Board of Directors, applicable to all employees of the Company. In addition, the Company has an internal Disclosure Committee, comprised of management from each functional area within the Company, which performs a separate review of disclosure controls and procedures. There are inherent limitations in the effectiveness of any system of internal control over financial reporting.

On November 28, 2018, the Company completed its acquisition of Aetna Inc. (“Aetna”). Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 excludes Aetna from that assessment as permitted under SEC rules. Aetna’s operations are included in the Company’s consolidated financial statements for the period from November 28, 2018 to December 31, 2018 and represented 21% of the Company’s consolidated total assets as of December 31, 2018 and 3% of the Company’s consolidated total revenues for the year ended December 31, 2018.

Based on management’s assessment, management concluded that the Company’s internal control over financial reporting is effective and provides reasonable assurance that assets are safeguarded and that the financial records are reliable for preparing financial statements as of December 31, 2018.

Ernst & Young LLP, the Company’s independent registered public accounting firm, is appointed by the Board of Directors and ratified by the Company’s shareholders. They were engaged to render an opinion regarding the fair presentation of the Company’s consolidated financial statements as well as conducting an audit of internal control over financial reporting. Their accompanying reports are based upon audits conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States).

February 28, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CVS Health Corporation

Opinion on Internal Control over Financial Reporting

We have audited CVS Health Corporation’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, CVS Health Corporation (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Aetna Inc., which is included in the 2018 consolidated financial statements of the Company and constituted 21% of total assets as of December 31, 2018 and 3% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Aetna Inc.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes and our report dated February 28, 2019 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP
Boston, Massachusetts
February 28, 2019

Consolidated Statements of Operations

	For the Years Ended December 31,
In millions, except per share amounts	2018	2017	2016
Revenues:
Products	$183,910	$180,063	$173,377
Premiums	8,184	3,558	3,069
Services	1,825	1,144	1,080
Net investment income	660	21	20
Total revenues	194,579	184,786	177,546
Operating costs:
Cost of products sold	156,447	153,448	146,533
Benefit costs	6,594	2,810	2,179
Goodwill impairments	6,149	181	—
Operating expenses	21,368	18,809	18,448
Total operating costs	190,558	175,248	167,160
Operating income	4,021	9,538	10,386
Interest expense	2,619	1,062	1,078
Loss on early extinguishment of debt	—	—	643
Other expense (income)	(4)	208	28
Income before income tax provision	1,406	8,268	8,637
Income tax provision	2,002	1,637	3,317
Income (loss) from continuing operations	(596)	6,631	5,320
Loss from discontinued operations, net of tax	—	(8)	(1)
Net income (loss)	(596)	6,623	5,319
Net (income) loss attributable to noncontrolling interests	2	(1)	(2)
Net income (loss) attributable to CVS Health	$(594)	$6,622	$5,317

Basic earnings (loss) per share:
Income (loss) from continuing operations attributable to CVS Health	$(0.57)	$6.48	$4.93
Loss from discontinued operations attributable to CVS Health	$—	$(0.01)	$—
Net income (loss) attributable to CVS Health	$(0.57)	$6.47	$4.93
Weighted average basic shares outstanding	1,044	1,020	1,073
Diluted earnings (loss) per share:
Income (loss) from continuing operations attributable to CVS Health	$(0.57)	$6.45	$4.91
Loss from discontinued operations attributable to CVS Health	$—	$(0.01)	$—
Net income (loss) attributable to CVS Health	$(0.57)	$6.44	$4.90
Weighted average diluted shares outstanding	1,044	1,024	1,079
Dividends declared per share	$2.00	$2.00	$1.70

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)

	For the Years Ended December 31,
In millions	2018	2017	2016
Net income (loss)	$(596)	$6,623	$5,319
Other comprehensive income (loss), net of tax:
Net unrealized investment gains	97	—	—
Foreign currency translation adjustments	(29)	(2)	38
Net cash flow hedges	330	(10)	2
Pension and other postretirement benefits	(124)	152	13
Other comprehensive income	274	140	53
Comprehensive income (loss)	(322)	6,763	5,372
Comprehensive (income) loss attributable to noncontrolling interests	2	(1)	(2)
Comprehensive income (loss) attributable to CVS Health	$(320)	$6,762	$5,370

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

	At December 31,
In millions, except per share amounts	2018	2017
Assets:
Cash and cash equivalents	$4,059	$1,696
Investments	2,522	111
Accounts receivable, net	17,631	13,181
Inventories	16,450	15,296
Other current assets	4,581	945
Total current assets	45,243	31,229
Long-term investments	15,732	112
Property and equipment, net	11,349	10,292
Goodwill	78,678	38,451
Intangible assets, net	36,524	13,630
Separate accounts assets	3,884	—
Other assets	5,046	1,417
Total assets	$196,456	$95,131

Liabilities:
Accounts payable	$8,925	$8,863
Pharmacy claims and discounts payable	12,302	10,355
Health care costs payable	5,210	5
Policyholders’ funds	2,939	—
Accrued expenses	10,711	6,581
Other insurance liabilities	1,937	23
Short-term debt	720	1,276
Current portion of long-term debt	1,265	3,545
Total current liabilities	44,009	30,648
Long-term debt	71,444	22,181
Deferred income taxes	7,677	2,996
Separate accounts liabilities	3,884	—
Other long-term insurance liabilities	8,119	334
Other long-term liabilities	2,780	1,277
Total liabilities	137,913	57,436
Commitments and contingencies (Note 16)

Shareholders’ equity:
CVS Health shareholders’ equity:
Preferred stock, par value $0.01: 0.1 shares authorized; none issued or outstanding	—	—
Common stock, par value $0.01: 3,200 shares authorized; 1,720 shares issued and 1,295 shares outstanding at December 31, 2018 and 1,712 shares issued and 1,014 shares outstanding at December 31, 2017 and capital surplus	45,440	32,096
Treasury stock, at cost: 425 shares at December 31, 2018 and 698 shares at December 31, 2017	(28,228)	(37,796)
Retained earnings	40,911	43,556
Accumulated other comprehensive income (loss)	102	(165)
Total CVS Health shareholders’ equity	58,225	37,691
Noncontrolling interests	318	4
Total shareholders’ equity	58,543	37,695
Total liabilities and shareholders’ equity	$196,456	$95,131

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
In millions	2018	2017	2016
Cash flows from operating activities:
Cash receipts from customers	$186,519	$176,594	$172,310
Cash paid for inventory and prescriptions dispensed by retail network pharmacies	(148,821)	(146,469)	(140,312)
Insurance benefits paid	(7,057)	(2,810)	(2,199)
Cash paid to other suppliers and employees	(17,234)	(15,348)	(15,478)
Interest and investment income received	644	21	20
Interest paid	(2,803)	(1,072)	(1,140)
Income taxes paid	(2,383)	(2,909)	(3,060)
Net cash provided by operating activities	8,865	8,007	10,141

Cash flows from investing activities:
Proceeds from sales and maturities of investments	817	61	91
Purchases of investments	(692)	(137)	(80)
Purchases of property and equipment	(2,037)	(1,918)	(2,224)
Proceeds from sale-leaseback transactions	—	265	230
Acquisitions (net of cash acquired)	(42,226)	(1,181)	(524)
Proceeds from sale of subsidiary and other assets	832	—	—
Other	21	33	37
Net cash used in investing activities	(43,285)	(2,877)	(2,470)

Cash flows from financing activities:
Net repayments of short-term debt	(556)	(598)	1,874
Proceeds from issuance of long-term debt	44,343	—	3,455
Repayments of long-term debt	(5,522)	—	(5,943)
Purchase of noncontrolling interest in subsidiary	—	—	(39)
Payment of contingent consideration	—	—	(26)
Derivative settlements	446	—	—
Repurchase of common stock	—	(4,361)	(4,461)
Dividends paid	(2,038)	(2,049)	(1,840)
Proceeds from exercise of stock options	242	329	296
Payments for taxes related to net share settlement of equity awards	(97)	(71)	(72)
Other	1	(1)	(5)
Net cash provided by (used in) financing activities	36,819	(6,751)	(6,761)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(4)	1	2
Net increase (decrease) in cash, cash equivalents and restricted cash	2,395	(1,620)	912
Cash, cash equivalents and restricted cash at the beginning of the period	1,900	3,520	2,608
Cash, cash equivalents and restricted cash at the end of the period	$4,295	$1,900	$3,520

	For the Years Ended December 31,
In millions	2018	2017	2016
Reconciliation of net income (loss) to net cash provided by operating activities:
Net income (loss)	$(596)	$6,623	$5,319
Adjustments required to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	2,718	2,479	2,475
Goodwill impairments	6,149	181	—
Losses on settlements of defined benefit pension plans	—	187	—
Stock-based compensation	280	234	222
Loss on early extinguishment of debt	—	—	643
Deferred income taxes	87	(1,334)	18
Other noncash items	339	53	135
Change in operating assets and liabilities, net of effects from acquisitions:
Accounts receivable, net	(1,139)	(941)	(243)
Inventories	(1,153)	(514)	(742)
Other assets	(3)	(338)	(8)
Accounts payable and pharmacy claims and discounts payable	2,489	1,710	2,189
Health care costs payable and other insurance liabilities	(471)	—	(19)
Other liabilities	165	(333)	152
Net cash provided by operating activities	$8,865	$8,007	$10,141

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders’ Equity

	Number of shares outstanding		Attributable to CVS Health
			Common			Accumulated	Total
			Stock and			Other	CVS Health	Non
	Common	Treasury	Capital	Treasury	Retained	Comprehensive	Shareholders’	Controlling	Total
In millions	Shares	Shares (1)	Surplus (2)	Stock (1)	Earnings	Income (Loss)	Equity	Interests	Equity
Balance at December 31, 2015	1,699	(598)	$30,965	$(28,917)	$35,506	$(358)	$37,196	$7	$37,203
Net income (3)	—	—	—	—	5,317	—	5,317	1	5,318
Other comprehensive income (Note 13)	—	—	—	—	—	53	53	—	53
Stock option activity, stock awards, related tax benefits and other	6	—	525	—	—	—	525	—	525
Purchase of treasury shares, net of ESPP issuances	—	(46)	145	(4,566)	—	—	(4,421)	—	(4,421)
Common stock dividends	—	—	—	—	(1,840)	—	(1,840)	—	(1,840)
Other decreases in noncontrolling interests	—	—	—	—	—	—	—	(4)	(4)
Balance at December 31, 2016	1,705	(644)	31,635	(33,483)	38,983	(305)	36,830	4	36,834
Net income	—	—	—	—	6,622	—	6,622	1	6,623
Other comprehensive income (Note 13)	—	—	—	—	—	140	140	—	140
Stock option activity, stock awards and other	7	—	461	—	—	—	461	—	461
Purchase of treasury shares, net of ESPP issuances	—	(54)	—	(4,313)	—	—	(4,313)	—	(4,313)
Common stock dividends	—	—	—	—	(2,049)	—	(2,049)	—	(2,049)
Other decreases in noncontrolling interests	—	—	—	—	—	—	—	(1)	(1)
Balance at December 31, 2017	1,712	(698)	32,096	(37,796)	43,556	(165)	37,691	4	37,695
Adoption of new accounting standards (Note 1)	—	—	—	—	(6)	(7)	(13)	—	(13)
Net loss	—	—	—	—	(594)	—	(594)	(2)	(596)
Other comprehensive income (Note 13)	—	—	—	—	—	274	274	—	274
Common shares issued to acquire Aetna	—	274	12,923	9,561	—	—	22,484	—	22,484
Stock option activity, stock awards and other	8	—	421	—	—	—	421	—	421
Purchase of treasury shares, net of ESPP issuances	—	(1)	—	7	—	—	7	—	7
Common stock dividends	—	—	—	—	(2,045)	—	(2,045)	—	(2,045)
Other decreases in noncontrolling interests	—	—	—	—	—	—	—	(13)	(13)
Acquisition of noncontrolling interests	—	—	—	—	—	—	—	329	329
Balance at December 31, 2018	1,720	(425)	$45,440	$(28,228)	$40,911	$102	$58,225	$318	$58,543

_____________________________________________

(1)
Treasury shares include 1 million shares held in trust for each of the years ended December 31, 2018, 2017 and 2016. Treasury stock includes $29 million related to shares held in trust for the year ended December 31, 2018 and $31 million related to shares held in trust for each of the years ended December 31, 2017 and 2016. See Note 1 ‘‘Significant Accounting Policies’’ for additional information.

(2)	Common stock and capital surplus includes the par value of common stock of $17 million as of December 31, 2018, 2017 and 2016.

(3)
Net income attributable to noncontrolling interests for the year ended December 31, 2016 excludes $1 million attributable to a redeemable noncontrolling interest. See Note 1 ‘‘Significant Accounting Policies’’ for additional information.

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1.	Significant Accounting Policies

Description of business

CVS Health Corporation, together with its subsidiaries (collectively, “CVS Health,” the “Company,” “we,” “our” or “us”), is the nation’s premier health innovation company helping people on their path to better health. Whether in one of its pharmacies or through its health services and plans, CVS Health is pioneering a bold new approach to total health by making quality care more affordable, accessible, simple and seamless. CVS Health is community-based and locally focused, engaging consumers with the care they need when and where they need it. The Company has more than 9,900 retail locations, approximately 1,100 walk-in medical clinics, a leading pharmacy benefits manager with approximately 92 million plan members, a dedicated senior pharmacy care business serving more than one million patients per year, expanding specialty pharmacy services, and a leading stand-alone Medicare Part D prescription drug plan. CVS Health also serves an estimated 38 million people through traditional, voluntary and consumer-directed health insurance products and related services, including rapidly expanding Medicare Advantage offerings. The Company believes its innovative health care model increases access to quality care, delivers better health outcomes and lowers overall health care costs.

On November 28, 2018 (the “Aetna Acquisition Date”), the Company acquired Aetna Inc. (“Aetna”). As a result of the acquisition of Aetna (the “Aetna Acquisition”), the Company added the Health Care Benefits segment, which is the equivalent of the former Aetna Health Care segment. The Company now has four reportable segments: Pharmacy Services, Retail/LTC, Health Care Benefits and Corporate/Other, which are described below. The consolidated financial statements for the year ended December 31, 2018 reflect Aetna’s results subsequent to the Aetna Acquisition Date.

Pharmacy Services Segment (“PSS”)
PSS provides a full range of pharmacy benefit management (“PBM”) solutions, including plan design offerings and administration, formulary management, retail pharmacy network management services, mail order pharmacy, specialty pharmacy and infusion services, Medicare Part D services, clinical services, disease management services and medical spend management. PSS’ clients are primarily employers, insurance companies, unions, government employee groups, health plans, Medicare Part D prescription drug plans (“PDPs”), Medicaid managed care plans, plans offered on public health insurance exchanges (“Public Exchanges”) and private health insurance exchanges, other sponsors of health benefit plans and individuals throughout the United States. In addition, the Company is a national provider of drug benefits to eligible beneficiaries under the Medicare Part D prescription drug program. PSS operates retail specialty pharmacy stores, specialty mail order pharmacies, mail order dispensing pharmacies, compounding pharmacies and branches for infusion and enteral nutrition services.

Retail/LTC Segment (“RLS”)
RLS sells prescription drugs and a wide assortment of general merchandise, including over-the-counter drugs, beauty products, cosmetics and personal care products, provides health care services through its MinuteClinic® walk-in medical clinics and conducts long-term care (“LTC”) pharmacy operations, which distribute prescription drugs and provide related pharmacy consulting and other ancillary services to chronic care facilities and other care settings. Prior to January 2, 2018, RLS also provided commercialization services under the name RxCrossroads®. The Company divested its RxCrossroads subsidiary on January 2, 2018. As of December 31, 2018, RLS operated more than 9,900 retail locations, over 1,100 MinuteClinic® locations as well as online retail pharmacy websites, LTC pharmacies and onsite pharmacies.

Health Care Benefits Segment (“HCBS”)
HCBS is one of the nation’s leading diversified health care benefits providers, serving an estimated 38 million people as of December 31, 2018. HCBS has the information and resources to help members, in consultation with their health care professionals, make better informed decisions about their health care. HCBS offers a broad range of traditional, voluntary and consumer-directed health insurance products and related services, including medical, pharmacy, dental, behavioral health, medical management capabilities, Medicare Advantage and Medicare Supplement plans, PDPs, Medicaid health care management services, workers’ compensation administrative services and health information technology products and services. HCBS’ customers include employer groups, individuals, college students, part-time and hourly workers, health plans, health care providers (“providers”), governmental units, government-sponsored plans, labor groups and expatriates. The Company refers to insurance products (where it assumes all or a majority of the risk for medical and dental care costs) as “Insured” and administrative services contract products (where the plan sponsor assumes all or a majority of the risk of medical and dental care costs) as “ASC.”

Corporate/Other Segment
The Company presents the remainder of its financial results in the Corporate/Other segment, which consists of:

•
Management and administrative expenses to support the overall operations of the Company, which include certain aspects of executive management and the corporate relations, legal, compliance, human resources, information technology and finance departments; and

•	Products for which the Company no longer solicits or accepts new customers such as its large case pensions and long-term care insurance products.

Basis of Presentation

The accompanying consolidated financial statements of CVS Health Corporation and its subsidiaries have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries and variable interest entities (“VIEs”) for which the Company is the primary beneficiary. All material intercompany balances and transactions have been eliminated.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

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

Restricted cash

As of December 31, 2018 and 2017, the Company had $230 million and $190 million, respectively, of restricted cash held in a trust in an insurance captive to satisfy collateral requirements associated with the assignment of certain insurance policies. Such amounts are included in other assets on the consolidated balance sheets. Additionally, as of December 31, 2018 and 2017, the Company had $6 million and $14 million, respectively, of restricted cash held in escrow accounts in connection with certain recent acquisitions. Such amounts are included in other current assets on the consolidated balance sheets.

Investments

Debt Securities
Debt securities consist primarily of United States Treasury and agency securities, mortgage-backed securities, corporate and foreign bonds and other debt securities. Debt securities are classified as either current or long-term investments based on their contractual maturities unless the Company intends to sell an investment within the next twelve months, in which case it is classified as current within the consolidated balance sheets. Debt securities are classified as available for sale and are carried at fair value. See Note 4 ‘‘Fair Value’’ for additional information on how the Company estimates the fair value of these investments.

The cost for mortgage-backed and other asset-backed securities is adjusted for unamortized premiums and discounts, which are amortized using the interest method over the estimated remaining term of the securities, adjusted for anticipated prepayments.

Debt securities are regularly reviewed to determine whether a decline in fair value below the cost basis or carrying value is other-than-temporary. When a debt security is in an unrealized capital loss position, the Company monitors the duration and severity of the loss to determine if sufficient market recovery can occur within a reasonable period of time. If a decline in the fair value of a debt security is considered other-than-temporary, the cost basis or carrying value of the debt security is written down. The write-down is then bifurcated into its credit and non-credit related components. The amount of the credit-related component is included in net income, and the amount of the non-credit related component is included in other comprehensive income/loss, unless the Company intends to sell the debt security or it is more likely than not that the Company will be required to sell the debt security prior to its anticipated recovery of the debt security’s amortized cost basis. Interest is not accrued on debt securities when management believes the collection of interest is unlikely.

Equity Securities
Equity securities with readily available fair values are measured at fair value with changes in fair value recognized in net income.

Mortgage Loans
Mortgage loan investments on the consolidated balance sheets are valued at the unpaid principal balance, net of impairment reserves. A mortgage loan may be impaired when it is a problem loan (i.e., more than 60 days delinquent, in bankruptcy or in process of foreclosure), a potential problem loan (i.e., high probability of default) or a restructured loan. For impaired loans, a specific impairment reserve is established for the difference between the recorded investment in the loan and the estimated fair value of the collateral. The Company applies its loan impairment policy individually to all loans in its portfolio.

The impairment evaluation described above also considers characteristics and risk factors attributable to the aggregate portfolio. An additional allowance for loan losses is established if it is probable that there will be a credit loss on a group of similar mortgage loans. The following characteristics and risk factors are considered when evaluating if a credit loss is probable on a group of similar mortgage loans: loan-to-value ratios, property type (e.g., office, retail, apartment, industrial), geographic location, vacancy rates and property condition.

Full or partial impairments of loans are recorded at the time an event occurs affecting the legal status of the loan, typically at the time of foreclosure or upon a loan modification giving rise to forgiveness of debt. Interest income on a potential problem loan or restructured loan is accrued to the extent it is deemed to be collectible and the loan continues to perform under its original or restructured terms. Interest income on problem loans is recognized on a cash basis. Cash payments on loans in the process of foreclosure are treated as a return of principal. Mortgage loans with a maturity date or a committed prepayment date within twelve months are classified as current on the consolidated balance sheets.

Other Investments
Other investments consist primarily of the following:

•
Private equity and hedge fund limited partnerships are accounted for using the equity method of accounting. Under this method, the carrying value of the investments are based on the value of the Company’s equity ownership of the underlying investment funds provided by the general partner or manager of the investments, the financial statements of which generally are audited. As a result of the timing of the receipt of the valuation information provided by the fund managers, these investments are generally reported on up to a three month lag. The Company reviews investments for impairment at least quarterly and monitors their performance throughout the year through discussions with the administrators, managers and/or general partners. If the Company becomes aware of an impairment of a limited partnership’s investments through its review or prior to receiving the limited partnership’s financial statements at the financial statement date, an impairment will be recognized by recording a reduction in the carrying value of the limited partnership with a corresponding charge to net investment income.

•
Investment real estate, which is carried on the consolidated balance sheets at depreciated cost, including capital additions, net of write-downs for other-than-temporary declines in fair value. Depreciation is calculated using the straight-line method based on the estimated useful life of each asset. If any real estate investment is considered held-for-sale, it is carried at the lower of its carrying value or fair value less estimated selling costs. The Company generally estimates fair value using a discounted future cash flow analysis in conjunction with comparable sales information. At the time of the sale, the difference between the sales price and the carrying value is recorded as a realized capital gain or loss.

•
Privately-placed equity securities, which are carried on the consolidated balance sheets at cost less impairments, plus or minus subsequent adjustments for observable price changes. Additionally, as a member of the Federal Home Loan Bank of Boston (“FHLBB”), a subsidiary of the Company is required to purchase and hold shares of the FHLBB. These shares are restricted and carried at cost.

Net Investment Income
Net investment income on the Company’s investments is recorded when earned and is reflected in net income in the consolidated results of operations (other than net investment income on assets supporting experience-rated products). Experience-rated products are products in the large case pensions business where the contract holder, not the Company, assumes investment and other risks, subject to, among other things, minimum guarantees provided by the Company. The effect of investment performance on experience-rated products is allocated to contract holders’ accounts daily, based on the underlying investment experience and, therefore, does not impact the Company’s net income in the consolidated results of operations (as long as the contract’s minimum guarantees are not triggered). Net investment income on assets supporting large case pensions’ experience-rated products is included in net investment income in the consolidated statements of operations and is credited to contract holders’ accounts through a charge to benefit costs.

Realized capital gains and losses on investments (other than realized capital gains and losses on investments supporting experience-rated products) are included as a component of net investment income in the consolidated statements of operations. Realized capital gains and losses are determined on a specific identification basis. Purchases and sales of debt and equity securities and alternative investments are reflected on the trade date. Purchases and sales of mortgage loans and investment real estate are reflected on the closing date.

Realized capital gains and losses on investments supporting large case pensions’ experience-rated products are not included in realized capital gains and losses in the consolidated statements of operations and instead are credited directly to contract holders’ accounts. The contract holders’ accounts are reflected in policyholders’ funds on the consolidated balance sheets.

Unrealized capital gains and losses on investments (other than unrealized capital gains and losses on investments supporting experience-rated products) are reflected in shareholders’ equity, net of tax, as a component of accumulated other comprehensive income. Unrealized capital gains and losses on investments supporting large case pensions’ experience-rated products are credited directly to contract holders’ accounts, which are reflected in policyholders’ funds on the consolidated balance sheets.

Derivative Financial Instruments

The Company uses derivative financial instruments in order to manage interest rate and foreign exchange risk and credit exposure. The Company’s use of these derivatives is generally limited to hedging risk and has principally consisted of using interest rate swaps, treasury rate locks, forward contracts, futures contracts, warrants, put options and credit default swaps.

Accounts Receivable

Accounts receivable are stated net of allowances for doubtful accounts, customer credit allowances, contractual allowances and estimated terminations. Accounts receivable, net consists of the following at December 31:

In millions	2018	2017
Trade receivables	$6,896	$7,895
Vendor and manufacturer receivables	7,655	5,109
Premium receivables	2,259	31
Other receivables	821	146
Total accounts receivable, net	$17,631	$13,181

The activity in the allowance for doubtful accounts receivable for the years ended December 31 is as follows:

In millions	2018	2017	2016
Beginning balance	$307	$286	$161
Additions charged to bad debt expense	256	177	221
Write-offs charged to allowance	(70)	(156)	(96)
Ending balance	$493	$307	$286

Inventories

Inventories are valued at the lower of cost or net realizable value using the weighted average cost method. Physical inventory counts are taken on a regular basis in each retail store and LTC pharmacy and a continuous cycle count process is the primary procedure used to validate the inventory balances on hand in each distribution center and mail facility to ensure that the amounts reflected in the accompanying consolidated financial statements are properly stated. During the interim period between physical inventory counts, the Company accrues for anticipated physical inventory losses on a location-by-location basis based on historical results and current trends.

Reinsurance Recoverables

The Company utilizes reinsurance agreements primarily to reduce its required capital and to facilitate the acquisition or disposition of certain insurance contracts. Ceded reinsurance agreements permit the Company to recover a portion of its losses from reinsurers, although they do not discharge the Company’s primary liability as the direct insurer of the risks reinsured. Failure of reinsurers to indemnify the Company could result in losses; however, the Company does not expect charges for unrecoverable reinsurance to have a material effect on its consolidated results of operations or financial condition. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities or economic characteristics of its reinsurers. At December 31, 2018, the Company’s reinsurance recoverables consisted primarily of amounts due from third parties that are rated consistent with companies that are considered to have the ability to meet their obligations. Reinsurance recoverables are recorded as other current assets or other assets on the consolidated balance sheets.

Health Care Contract Acquisition Costs

Insurance products included in the Health Care Benefits and Pharmacy Services segments are cancelable by either the customer or the member monthly upon written notice. Acquisition costs related to prepaid health care and health indemnity contracts are generally expensed as incurred. Acquisition costs for certain long-duration insurance contracts are deferred and are recorded as other current assets or other assets on the consolidated balance sheets and are amortized over the estimated life of the contracts. The amortization of deferred acquisition costs is recorded in operating expenses in the consolidated statements of operations. At December 31, 2018, the balance of deferred acquisition costs was $22 million, comprised primarily of commissions paid on Medicare Supplement products within the Health Care Benefits segment.

Property and Equipment

Property and equipment is reported at historical cost, net of accumulated depreciation. Property, equipment and improvements to leased premises are depreciated using the straight-line method over the estimated useful lives of the assets, or when applicable, the term of the lease, whichever is shorter. Estimated useful lives generally range from 5 to 40 years for buildings, building improvements and leasehold improvements and 3 to 10 years for fixtures, equipment and internally developed software. Repair and maintenance costs are charged directly to expense as incurred. Major renewals or replacements that substantially extend the useful life of an asset are capitalized and depreciated. Application development stage costs for significant internally developed software projects are capitalized and depreciated.

Property and equipment consists of the following at December 31:

In millions	2018	2017
Land	$1,872	$1,707
Building and improvements	3,785	3,343
Fixtures and equipment	13,028	11,963
Leashold improvements	5,384	4,793
Software	2,800	2,484
Total property and equipment	26,869	24,290
Accumulated depreciation and amortization	(15,520)	(13,998)
Property and equipment, net	$11,349	$10,292

The amount of property and equipment under capital leases at December 31 is as follows:

In millions	2018	2017
Property and equipment under capital leases	$582	$588
Accumulated amortization of property and equipment under capital leases	(163)	(140)
Property and equipment under capital leases, net	$419	$448

Depreciation expense (which includes the amortization of property and equipment under capital leases) totaled $1.7 billion in each of the years ended December 31, 2018, 2017 and 2016.

Goodwill

The Company accounts for business combinations using the acquisition method of accounting, which requires the excess cost of an acquisition over the fair value of net assets acquired and identifiable intangible assets to be recorded as goodwill. Goodwill is not amortized, but is subject to impairment reviews annually, or more frequently if necessary. When evaluating goodwill for potential impairment, the Company compares the fair value of its reporting units to their respective carrying amounts. The Company estimates the fair value of its reporting units using a combination of a discounted cash flow method and a market multiple method. If the carrying amount of a reporting unit exceeds its estimated fair value, an impairment loss is recognized in an amount equal to that excess. See Note 5 ‘‘Goodwill and Other Intangibles’’ for additional information about goodwill and goodwill impairments.

Intangible Assets

The Company’s definite-lived intangible assets are amortized over their estimated useful-life based upon the pattern of future cash flows attributable to the asset. Other than value of business acquired (“VOBA”), definite-lived intangible assets are amortized using the straight-line method. VOBA is amortized over the expected life of the acquired contracts in proportion to estimated premiums. The Company groups and evaluates definite-lived intangible assets for impairment at the lowest level at which individual cash flows can be identified whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If indicators of impairment are present, the Company first compares the carrying amount of the asset group to the estimated future cash flows associated with the asset group (undiscounted and without interest charges). If the estimated future cash flows used in this analysis are less than the carrying amount of the asset group, an impairment loss calculation is prepared. The impairment loss calculation compares the carrying amount of the asset group to the asset group’s estimated future cash flows (discounted and with interest charges). If required, an impairment loss is recorded for the portion of the asset group’s carrying value that exceeds the asset group’s estimated future cash flows (discounted and with interest charges). There were no material impairment losses recognized on definite-lived intangible assets in any of the three years ended December 31, 2018, 2017 or 2016.

Indefinitely-lived intangible assets are not amortized but are tested for impairment annually, or more frequently if necessary. Indefinitely-lived intangible assets are tested for impairment by comparing the estimated fair value of the asset to its carrying value. The Company estimates the fair value of its indefinitely-lived trademarks using the relief from royalty method under the income approach. If the carrying value of the asset exceeds its estimated fair value, an impairment loss is recognized, and the asset is written down to its estimated fair value. There were no impairment losses recognized on indefinitely-lived intangible assets in any of the three years ended December 31, 2018, 2017 or 2016.

See Note 5 ‘‘Goodwill and Other Intangibles’’ for additional information about intangible assets.

Separate Accounts

Separate Accounts assets and liabilities related to large case pensions products represent funds maintained to meet specific objectives of contract holders who bear the investment risk. These assets and liabilities are carried at fair value. Net investment income (including net realized capital gains and losses) accrue directly to such contract holders. The assets of each account are legally segregated and are not subject to claims arising from the Company’s other businesses. Deposits, withdrawals and net investment income (including net realized and net unrealized capital gains and losses) on Separate Accounts assets are not reflected in the consolidated statements of operations or cash flows. Management fees charged to contract holders are included in services revenue and recognized over the period earned.

Health Care Costs Payable

Health care costs payable consist principally of unpaid fee-for-service medical, dental and pharmacy claims, capitation costs, other amounts due to health care providers pursuant to risk-sharing arrangements primarily related to the Health Care Benefits segment’s Insured Commercial, Medicare and Medicaid products and accruals for state assessments. Unpaid health care claims include an estimate of payments the Company will make for (i) services rendered to the Company’s Insured members but not yet reported to the Company and (ii) claims which have been reported to the Company but not yet paid, each as of the financial statement date (collectively, “IBNR”). Health care costs payable also include an estimate of the cost of services that will continue to be rendered after the financial statement date if the Company is obligated to pay for such services in accordance with contractual or regulatory requirements. Such estimates are developed using actuarial principles and assumptions which consider, among other things, historical and projected claim submission and processing patterns, assumed and historical medical cost trends, historical utilization of medical services, claim inventory levels, changes in Insured membership and product mix, seasonality and other relevant factors. The Company reflects changes in these estimates in benefit costs in the consolidated results of operations in the period they are determined. Capitation costs represent contractual monthly fees paid to participating physicians and other medical providers for providing medical care, regardless of the volume of medical services provided to the Insured member. Amounts due under risk-sharing arrangements are based on the terms of the underlying contracts with the providers and consider claims experience under the contracts through the financial statement date.

The Company develops its estimate of IBNR using actuarial principles and assumptions that consider numerous factors. Of those factors, the Company considers the analysis of historical and projected claim payment patterns (including claims submission and processing patterns) and the assumed health care cost trend rate (the year-over-year change in per member per month health care costs) to be the most critical assumptions. In developing its IBNR estimate, the Company consistently applies these actuarial principles and assumptions each period, with consideration to the variability of related factors. There have been no significant changes to the methodologies or assumptions used to develop the Company’s estimate of IBNR from the Aetna Acquisition Date through December 31, 2018.

The Company analyzes historical claim payment patterns by comparing claim incurred dates (i.e., the date services were provided) to claim payment dates to estimate “completion factors.” The Company uses completion factors predominantly to estimate the ultimate cost of claims incurred more than three months before the financial statement date. The Company estimates completion factors by aggregating claim data based on the month of service and month of claim payment and estimating the percentage of claims incurred for a given month that are complete by each month thereafter. For any given month, substantially all claims are paid within six months of the date of service, but it can take up to 48 months or longer after the date of service before all of the claims are completely resolved and paid. These historically-derived completion factors are then applied to claims paid through the financial statement date to estimate the ultimate claim cost for a given month’s incurred claim activity. The difference between the estimated ultimate claim cost and the claims paid through the financial statement date represents the Company’s estimate of claims remaining to be paid as of the financial statement date and is included in the Company’s health care costs payable. The completion factors the Company uses reflect judgments and possible adjustments based on data such as claim inventory levels, claim submission and processing patterns and, to a lesser extent, other factors such as changes in health care cost trend rates, changes in Insured membership and changes in product mix. If claims are submitted or processed on a faster (slower) pace than prior periods, the actual claims may be more (less) complete than originally estimated using the Company’s completion factors, which may result in reserves that are higher (lower) than the ultimate cost of claims.

Because claims incurred within three months before the financial statement date are less mature, the Company uses a combination of historically-derived completion factors and the assumed health care cost trend rate to estimate the ultimate cost of claims incurred for these months. The Company applies its actuarial judgment and places a greater emphasis on the assumed health care cost trend rate for the most recent claim incurred dates as these months may be influenced by seasonal patterns and changes in membership and product mix.

The Company’s health care cost trend rate is affected by changes in per member utilization of medical services as well as changes in the unit cost of such services. Many factors influence the health care cost trend rate, including the Company’s ability to manage benefit costs through product design, negotiation of favorable provider contracts and medical management programs, as well as the mix of the Company’s business. The health status of the Company’s Insured members, aging of the population and other demographic characteristics, advances in medical technology and other factors continue to contribute to rising per member utilization and unit costs. Changes in health care practices, inflation, new technologies, increases in the cost of prescription drugs (including specialty pharmacy drugs), direct-to-consumer marketing by pharmaceutical companies, clusters of high-cost cases, claim intensity, changes in the regulatory environment, health care provider or member fraud and numerous other factors also contribute to the cost of health care and the Company’s health care cost trend rate.

For each reporting period, the Company uses an extensive degree of judgment in the process of estimating its health care costs payable. As a result, considerable variability and uncertainty is inherent in such estimates, particularly with respect to claims with claim incurred dates of three months or less before the financial statement date; and the adequacy of such estimates is highly sensitive to changes in assumed completion factors and the assumed health care cost trend rates. For each reporting period the Company recognizes the actuarial best estimate of health care costs payable considering the potential volatility in assumed completion factors and health care cost trend rates, as well as other factors. The Company believes its estimate of health care costs payable is reasonable and adequate to cover its obligations at December 31, 2018; however, actual claim payments may differ from the Company’s estimates. A worsening (or improvement) of the Company’s health care cost trend rates or changes in completion factors from those that the Company assumed in estimating health care costs payable at December 31, 2018 would cause these estimates to change in the near term, and such a change could be material.

Each quarter, the Company re-examines previously established health care costs payable estimates based on actual claim payments for prior periods and other changes in facts and circumstances. Given the extensive degree of judgment in this estimate, it is possible that the Company’s estimates of health care costs payable could develop either favorably (that is, its actual benefit costs for the period were less than estimated) or unfavorably. The changes in the Company’s estimate of health care costs payable may relate to a prior quarter, prior year or earlier periods. For a roll forward of the Company’s health care costs payable, see Note 7 “Health Care Costs Payable.” The Company’s reserving practice is to consistently recognize the actuarial best estimate of its ultimate liability for health care costs payable.

Other Insurance Liabilities

Unpaid claims
Unpaid claims consist primarily of reserves associated with certain short-duration group disability and term life insurance contracts, including an estimate for IBNR as of the financial statement date. Reserves associated with certain short-duration group disability and term life insurance contracts are based upon the Company’s estimate of the present value of future benefits, which is based on assumed investment yields and assumptions regarding mortality, morbidity and recoveries from the United States Social Security Administration. The Company develops its estimate of IBNR using actuarial principles and assumptions which consider, among other things, contractual requirements, claim incidence rates, claim recovery rates, seasonality and other relevant factors. The Company discounts certain claim liabilities related to group long-term disability and life insurance waiver of premium contracts. The discount rates generally reflect the Company’s expected investment returns for the investments supporting all incurral years of these liabilities. The discount rates for retrospectively-rated contracts are set at contractually specified levels. The Company’s estimates of unpaid claims are subject to change due to changes in the underlying experience of the insurance contracts, changes in investment yields or other factors, and these changes are recorded in current and future benefits in the consolidated statements of operations in the period they are determined. The Company estimates its reserve for claims IBNR for life products largely based on completion factors. The completion factors used are based on the Company’s historical experience and reflect judgments and possible adjustments based on data such as claim inventory levels, claim payment patterns, changes in business volume and other factors. If claims are submitted or processed on a faster (slower) pace than historical periods, the actual claims may be more (less) complete than originally estimated using completion factors, which may result in reserves that are higher (lower) than required to cover future life benefit payments. There have been no significant changes to the methodologies or assumptions used to develop the Company’s estimate of IBNR from the Aetna Acquisition Date through December 31, 2018. As of December 31, 2018, unpaid claims balances of $816 million and $1.9 billion were recorded in other insurance liabilities and other long-term insurance liabilities, respectively.

Substantially all life and disability insurance liabilities have been fully ceded to unrelated third parties through indemnity reinsurance agreements; however, the Company remains directly obligated to the policyholders.

Future policy benefits
Future policy benefits consist primarily of reserves for limited payment pension and annuity contracts, long-duration group life and long-term care insurance contracts. Reserves for limited payment pension and annuity contracts are computed using actuarial principles that consider, among other things, assumptions reflecting anticipated mortality, retirement, expense and interest rate experience. Such assumptions generally vary by plan, year of issue and policy duration. Assumed interest rates on such contracts ranged from 3.5% to 11.3% from the Aetna Acquisition Date through December 31, 2018. The Company periodically reviews mortality assumptions against both industry standards and its experience. Reserves for long-duration long-term care contracts represent the Company’s estimate of the present value of future benefits to be paid to or on behalf of policyholders less the present value of future net premiums. The assumed interest rate on such contracts was 5.1% from the Aetna Acquisition Date through December 31, 2018. The Company’s estimate of the present value of future benefits under such contracts is based upon mortality, morbidity and interest rate assumptions. As of December 31, 2018, future policy benefits balances of $536 million and $6.2 billion were recorded in other insurance liabilities and other long-term insurance liabilities, respectively.

Premium Deficiency Reserves

The Company evaluates its insurance contracts to determine if it is probable that a loss will be incurred. A premium deficiency loss is recognized when it is probable that expected future claims, including maintenance costs (for example, direct costs such as claim processing costs), will exceed existing reserves plus anticipated future premiums and reinsurance recoveries. Anticipated investment income is considered in the calculation of premium deficiency losses for short-duration contracts. For purposes of determining premium deficiency losses, contracts are grouped consistent with the Company’s method of acquiring, servicing and measuring the profitability of such contracts. The Company established a premium deficiency reserve of $16 million as of December 31, 2018 related to Medicaid products in the Health Care Benefits segment.

Policyholders’ Funds

Policyholders’ funds consist primarily of reserves for pension and annuity investment contracts and customer funds associated with certain health contracts. Reserves for such contracts are equal to cumulative deposits less withdrawals and charges plus credited interest thereon, net of experience-rated adjustments. From the Aetna Acquisition Date through December 31, 2018, interest rates for pension and annuity investment contracts ranged from 3.5% to 13.4%. Reserves for contracts subject to experience rating reflect the Company’s rights as well as the rights of policyholders and plan participants. The Company also holds funds for health savings accounts (“HSAs”) on behalf of members associated with high deductible health plans. These amounts are held to pay for qualified health care expenses incurred by these members. The HSA balances were approximately $2.1 billion at December 31, 2018 and are reflected in other current assets with a corresponding liability in policyholder funds.

Policyholders’ Funds liabilities that are expected to be paid within twelve months from the balance sheet date are classified as current on the consolidated balance sheets. Policyholders’ Funds liabilities that are expected to be paid greater than twelve months from the balance sheet date are included in other long-term liabilities on the consolidated balance sheets.

Self-Insurance Liabilities

The Company is self-insured for certain losses related to general liability, workers’ compensation and auto liability. The Company obtains third party insurance coverage to limit exposure from these claims. The Company is also self-insured for certain losses related to health and medical liabilities. The Company’s self-insurance accruals, which include reported claims and claims incurred but not reported, are calculated using standard insurance industry actuarial assumptions and the Company’s historical claims experience. At December 31, 2018 and 2017, self-insurance liabilities totaled $865 million and $696 million, respectively, and were recorded as accrued expenses on the consolidated balance sheets.

Facility Opening and Closing Costs

New facility opening costs, other than capital expenditures, are charged directly to expense when incurred. When the Company closes a facility, the present value of estimated unrecoverable costs, including the remaining lease obligation less estimated sublease income and the book value of abandoned property and equipment, are charged to expense.

In December 2016, the Company announced an enterprise streamlining initiative designed to reduce costs and enhance operating efficiencies to allow the Company to be more competitive in the current health care environment. During the year ended December 31, 2017, in connection with that enterprise streamlining initiative, the Company closed 71 retail stores and recorded charges of $215 million within operating expenses in the Retail/LTC segment. The charges are primarily comprised of provisions for the present value of noncancelable lease obligations. The noncancelable lease obligations associated with stores closed during the year ended December 31, 2017 extend through the year 2039. During the year ended December 31, 2018, the Company did not recognize any significant charges related to facility closing costs.

The long-term portion of the lease obligations associated with all outstanding facility closings was $269 million and $306 million as of December 31, 2018 and 2017, respectively, and was recorded in other long-term liabilities on the consolidated balance sheets.

Contingent Consideration

In December 2015, the Company acquired the pharmacy and clinic businesses of Target for approximately $1.9 billion, plus contingent consideration of up to $60 million based on future prescription growth over a three year period through December 31, 2019. As of December 31, 2018, no liability for any potential contingent consideration has been recorded based on historical and projected prescription growth through 2019.

Redeemable Noncontrolling Interest

As a result of the acquisition of Omnicare, Inc. (“Omnicare”) in 2015, the Company obtained a 73% ownership interest in a limited liability company (“LLC”). Due to the change in control in Omnicare, the noncontrolling member of the LLC had the contractual right to put its membership interest to the Company at fair value. Consequently, the noncontrolling interest in the LLC was recorded as a redeemable noncontrolling interest at fair value. During 2016, the noncontrolling member of the LLC exercised its option to sell its ownership interest and the Company purchased the noncontrolling interest in the LLC for approximately $39 million.

Below is a summary of the changes in redeemable noncontrolling interest for the year ended December 31, 2016:

In millions
Beginning balance	$39
Net income attributable to noncontrolling interest	1
Distributions	(2)
Purchase of noncontrolling interest	(39)
Reclassification to capital surplus in connection with purchase of noncontrolling interest	1
Ending balance	$—

Foreign Currency Translation and Transactions

For local currency functional currency, (i) assets and liabilities are translated at end-of-period exchange rates, (ii) revenues and expenses are translated at average exchange rates in effect during the period and (iii) equity is translated at historical exchange rates. The resulting cumulative translation adjustments are included as a component of accumulated other comprehensive income (loss).

For U.S. dollar functional currency locations, foreign currency assets and liabilities are remeasured into U.S. dollars at end-of-period exchange rates, except for nonmonetary balance sheet accounts which are remeasured at historical exchange rates. Revenue and expense are remeasured at average exchange rates in effect during each period, except for those expenses related to the nonmonetary balance sheet amounts which are remeasured at historical exchange rates. Gains or losses from foreign currency remeasurement are included in income.

Gains and losses from foreign currency transactions and the effects of foreign currency remeasurements were not material in any of the periods presented.

Revenue Recognition

The following is a discussion of the Company’s revenue recognition policies by segment under the new revenue recognition accounting standard. See “New accounting pronouncements recently adopted - Revenue from Contracts with Customers” below for further discussion regarding the adoption of the new revenue recognition accounting standard. The new revenue recognition accounting standard does not relate to contracts within the scope of Accounting Standards Codification 944 Financial Services - Insurance. As a result, the majority of revenues within the Health Care Benefits segment and certain revenues within the Pharmacy Services segment are not within the scope of the new accounting standard.

Pharmacy Services Segment
PSS sells prescription drugs directly through its mail service dispensing pharmacies and indirectly through the Company’s retail pharmacy network. The Company’s pharmacy benefit arrangements are accounted for in a manner consistent with a master supply arrangement as there are no contractual minimum volumes and each prescription is considered a separate purchasing decision and distinct performance obligation transferred at a point in time. PBM services performed in connection with each prescription claim are considered part of a single performance obligation which culminates in the dispensing of prescription drugs.

The Company recognizes revenue using the gross method at the contract price negotiated with its clients when the Company has concluded it controls the prescription drug before it is transferred to the client plan members. The Company controls prescriptions dispensed indirectly through its retail pharmacy network because it has separate contractual arrangements with those pharmacies, has discretion in setting the price for the transaction and assumes primary responsibility for fulfilling the promise to provide prescription drugs to its client plan members while also performing the related PBM services.

Revenues include (i) the portion of the price the client pays directly to PSS, net of any discounts earned on brand name drugs or other discounts and refunds paid back to the client (see “Drug Discounts” and “Guarantees” below), (ii) the United States Centers for Medicare & Medicaid Services (“CMS”) subsidized portion of prescription drugs dispensed to the Company’s Silverscript PDP members, (iii) the price paid to PSS by client plan members for mail order prescriptions and the price paid to retail network pharmacies by client plan members for retail prescriptions (“Retail Co-Payments”), and (iv) claims based administrative fees for retail pharmacy network contracts. Sales taxes are not included in revenue.

The Company recognizes revenue when control of the prescription drugs is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those prescription drugs. The following revenue recognition policies have been established for PSS:

•
Revenues generated from prescription drugs sold by mail service dispensing pharmacies are recognized when the prescription drug is delivered to the client plan member. At the time of delivery, the Company has performed substantially all of its performance obligations under its client contracts and does not experience a significant level of returns or reshipments.

•
Revenues generated from prescription drugs sold by third party pharmacies in the Company’s retail pharmacy network and associated administrative fees are recognized at the Company’s point-of-sale, which is when the claim is adjudicated by the Company’s online claims processing system and the Company has transferred control of the prescription drug and performed all of its performance obligations.

For contracts under which PSS acts as an agent or does not control the prescription drugs prior to transfer to the client, revenue is recognized using the net method.

Drug discounts
PSS records revenue net of manufacturers’ rebates earned by its clients based on their plan members’ utilization of brand-name formulary drugs. PSS estimates these rebates at period-end based on actual and estimated claims data and its estimates of the manufacturers’ rebates earned by its clients. The estimates are based on the best available data at period-end and recent history for the various factors that can affect the amount of rebates due to the client. PSS adjusts its rebates payable to clients to the actual amounts paid when these rebates are paid or as significant events occur. Any cumulative effect of these adjustments is recorded against revenues as identified. Adjustments generally result from contract changes with clients or manufacturers that have retroactive rebate adjustments, differences between the estimated and actual product mix subject to rebates, or whether the brand name drug was included in the applicable formulary. The effect of adjustments between estimated and actual manufacturers’ rebate amounts has not been material to the Company’s results of operations or financial condition.

Guarantees
PSS also adjusts revenues for refunds owed to the client resulting from pricing guarantees and performance against defined service and performance metrics. The inputs to these estimates are not subject to a high degree of subjectivity or volatility. The effect of adjustments between estimated and actual pricing and performance refund amounts has not been material to the Company’s results of operations or financial condition.

Medicare Part D
PSS’ revenues include insurance premiums earned by the PDP, which are determined based on the PDP’s annual bid and related contractual arrangements with CMS. The insurance premiums include a beneficiary premium, which is the responsibility of the PDP member, and can be subsidized by CMS in the case of low-income members, and a direct premium paid by CMS. Premiums collected in advance are initially recorded within other insurance liabilities and are then recognized ratably as revenue over the period in which members are entitled to receive benefits.

PSS’ revenues also include a risk-sharing feature of the Medicare Part D program design referred to as the risk corridor. The Company estimates variable consideration in the form of amounts payable to, or receivable from, CMS under the risk corridor, and adjusts revenue based on calculations of additional subsidies to be received from or owed to CMS at the end of the reporting year.

In addition to Medicare Part D premiums, PSS receives additional payments each month from CMS related to catastrophic reinsurance, low-income cost sharing subsidies and coverage gap benefits. If the subsidies received differ from the amounts earned from actual prescriptions transferred, the difference is recorded in either accounts receivable, net or accrued expenses.

Retail/LTC Segment
Retail Pharmacy
The Company’s retail drugstores recognize revenue at the time the customer takes possession of the merchandise. For pharmacy sales, each prescription claim is its own arrangement with the customer and is a performance obligation, separate and distinct from other prescription claims under other retail network arrangements. Revenues are adjusted for refunds owed to the third party payer for pricing guarantees and performance against defined value-based service and performance metrics. The inputs to these estimates are not subject to a high degree of subjectivity or volatility. The effect of adjustments between estimated and actual pricing and performance refund amounts has not been material to the Company’s results of operations or financial condition.

Revenue from Company gift cards purchased by customers is deferred as a contract liability until goods or services are transferred. Any amounts not expected to be redeemed by customers (i.e., breakage) are recognized based on historical redemption patterns.

Customer returns are not material to the Company’s results of operations or financial condition. Sales taxes are not included in revenue.

Loyalty Program
The Company’s customer loyalty program, ExtraCare®, is comprised of two components, ExtraSavingsTM and ExtraBucks® Rewards. ExtraSavings are coupons that are recorded as a reduction of revenue when redeemed as the Company concluded that they do not represent a promise to the customer to deliver additional goods or services at the time of issuance because they are not tied to a specific transaction or spending level.

ExtraBucks Rewards are accumulated by customers based on their historical spending levels. Thus, the Company has determined that there is an additional performance obligation to those customers at the time of the initial transaction. The Company allocates the transaction price to the initial transaction and the ExtraBucks Rewards transaction based upon the relative standalone selling price, which considers historical redemption patterns for the rewards. Revenue allocated to ExtraBucks Rewards is recognized as those rewards are redeemed. At the end of each period, unredeemed rewards are reflected as a contract liability.

Long-term Care
Revenue is recognized when control of the promised goods or services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Each prescription claim represents a separate performance obligation of the Company, separate and distinct from other prescription claims under customer arrangements. A significant portion of the revenue from sales of pharmaceutical and medical products are reimbursed by the federal Medicare Part D program and, to a lesser extent, state Medicaid programs. The Company monitors its revenues and receivables from these reimbursement sources, as well as other third party insurance payors, and reduces revenue at the revenue recognition date to properly account for the variable consideration due to anticipated differences between billed and reimbursed amounts. Accordingly, the total revenues and receivables reported in the Company’s consolidated financial statements are recorded at the amount expected to be ultimately received from these payors.

Patient co-payments associated with Medicare Part D, certain state Medicaid programs, Medicare Part B and certain third party payors are typically not collected at the time products are delivered or services are rendered, but are billed to the individuals as part of normal billing procedures and subject to normal accounts receivable collections procedures.

Walk-In Medical Clinics
For services provided by the Company’s walk-in medical clinics, revenue recognition occurs for completed services provided to patients, with adjustments taken for third party payor contractual obligations and patient direct bill historical collection rates.

Health Care Benefits Segment
Premium Revenue

HCBS premiums are recognized as income in the month in which the enrollee is entitled to receive health care services. Premiums are reported net of an allowance for estimated terminations and uncollectible amounts. Additionally, premium revenue subject to the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010’s (as amended, collectively, the “ACA’s”) minimum medical loss ratio (“MLR”) rebate requirements is recorded net of the estimated minimum MLR rebates for the current calendar year. Premiums related to unexpired contractual coverage periods (unearned premiums) are reported as other insurance liabilities on the consolidated balance sheets and recognized as revenue when earned.

Some of the Company’s contracts allow for premiums to be adjusted to reflect actual experience or the relative health status of Insured members. Such adjustments are reasonably estimable at the outset of the contract, and adjustments to those estimates are made based on actual experience of the customer emerging under the contract and the terms of the underlying contract.

Services and Product Revenue
HCBS services and product revenue relates to contracts that can include various combinations of products, services, or series of services, which are generally capable of being distinct and accounted for as separate performance obligations. HCBS’ services and product revenue consists of the following components:

•
ASC fees are received in exchange for performing certain claim processing and member services for HCBS’ ASC medical members. ASC fee revenue is recognized over the period the service is provided. Some of the administrative services contracts include guarantees with respect to certain functions, such as customer service response time, claim processing accuracy and claim processing turnaround time, as well as certain guarantees that a plan sponsor’s benefit claim experience will fall within a certain range. With any of these guarantees, HCBS is financially at risk if the conditions of the arrangements are not met, although the maximum amount at risk is typically limited to a percentage of the fees otherwise payable to the Company by the customer involved. Each period HCBS estimates obligations under the terms of these guarantees and records its estimate as an offset to service revenues.

•	Workers’ compensation administrative services consist of fee-based managed care services. Workers’ compensation administrative services revenue is recognized once the service is provided.

•
Specialty and home delivery pharmacy product revenue is recognized when the prescription is delivered to an ASC member. Specialty and home delivery pharmacy product revenue reflects the price of the prescription on a gross basis (ASC member co-payments and plan sponsor reimbursements).

Accounting for Medicare Part D
HCBS offers Medicare Part D prescription drug insurance coverage under contracts with the CMS. HCBS’ revenue recognition policy for Medicare Part D is consistent with the policy detailed in the “Medicare Part D” section of PSS’ revenue recognition policy described above.

Disaggregation of Revenue
The following table disaggregates the Company’s revenue by major source in each segment for the year ended December 31, 2018:

	Pharmacy	Retail/	Health Care	Corporate/	Intersegment	Consolidated
In millions	Services	LTC	Benefits	Other	Eliminations	Totals
Major goods/services lines:
Pharmacy	$130,195	$64,179	$164	$—	$(29,693)	$164,845
Front Store	—	19,055	—	—	—	19,055
Premiums	3,361	—	4,819	4	—	8,184
Net investment income	13	—	45	602	—	660
Other	559	755	521	—	—	1,835
Total	$134,128	$83,989	$5,549	$606	$(29,693)	$194,579

Pharmacy Services distribution channel:
Mail choice (1)	$46,934
Pharmacy network (2)	83,261
Other	3,933
Total	$134,128

_____________________________________________

(1)
Pharmacy Services mail choice is defined as claims filled at a Pharmacy Services mail facility, which includes specialty mail claims inclusive of Specialty Connect® claims picked up at a CVS Pharmacy retail store, as well as prescriptions filled at the Company’s retail pharmacies under the Maintenance Choice® program, which permits eligible client plan members to fill their maintenance prescriptions through mail order delivery or at a CVS Pharmacy retail store for the same price as mail order.

(2)
Pharmacy Services pharmacy network is defined as claims filled at retail and specialty retail pharmacies, including the Company’s retail pharmacies and LTC pharmacies, but excluding Maintenance Choice activity, which is included within the mail choice category.

Contract Balances
Contract liabilities primarily represent the Company’s obligation to transfer additional goods or services to a customer for which the Company has received consideration, for example ExtraBucks® Rewards and unredeemed Company gift cards. The consideration received remains a contract liability until goods or services have been provided to the customer. In addition, the Company recognizes breakage on Company gift cards based on historical redemption patterns.

The following table provides information about receivables and contract liabilities from contracts with customers as of December 31:

In millions	2018	2017
Trade receivables (included in accounts receivable, net)	$6,896	$7,895
Contract liabilities (included in accrued expenses)	67	53

During the year ended December 31, 2018, the contract liabilities balance includes increases related to customers’ earnings in ExtraBucks Rewards or issuances of Company gift cards and decreases for revenues recognized during the period as a result of the redemption of ExtraBucks Rewards or Company gift cards and breakage of Company gift cards. Below is a summary of such changes:

In millions
Balance at December 31, 2017	$53
Adoption of ASU 2014-09	17
Loyalty program earnings and gift card issuances	332
Redemption and breakage	(335)
Balance at December 31, 2018	$67

Cost of products sold

The Company accounts for cost of products sold as follows:

Pharmacy Services Segment
PSS’ cost of products sold includes: (i) the cost of prescription drugs sold during the reporting period directly through its mail service dispensing pharmacies and indirectly through its retail pharmacy network, (ii) shipping and handling costs, and (iii) the operating costs of its mail service dispensing pharmacies and client service operations and related information technology support costs including depreciation and amortization. The cost of prescription drugs sold component of cost of products sold includes: (i) the cost of the prescription drugs purchased from manufacturers or distributors and shipped to members in clients’ benefit plans from PSS’ mail service dispensing pharmacies, net of any volume-related or other discounts (see “Vendor allowances and purchase discounts” below) and (ii) the cost of prescription drugs sold (including Retail Co-Payments) through PSS’ retail pharmacy network under contracts where it is the principal, net of any volume-related or other discounts.

Retail/LTC Segment
RLS’ cost of products sold includes: the cost of merchandise sold during the reporting period, including prescription drug costs, and the related purchasing costs, warehousing and delivery costs (including depreciation and amortization) and actual and estimated inventory losses.

Health Care Benefits Segment
HCBS’ cost of products sold includes the cost of the prescription and certain administrative costs incurred for dispensing the prescription to ASC members by HCBS’ specialty and home delivery pharmacy operations.

See Note 17 ‘‘Segment Reporting’’ for additional information about the cost of products sold of the Company’s segments.

Vendor allowances and purchase discounts

The Company accounts for vendor allowances and purchase discounts as follows:

Pharmacy Services Segment
PSS receives purchase discounts on products purchased. PSS’ contractual arrangements with vendors, including manufacturers, wholesalers and retail pharmacies, normally provide for PSS to receive purchase discounts from established list prices in one, or a combination, of the following forms: (i) a direct discount at the time of purchase, (ii) a discount for the prompt payment of invoices, or (iii) when products are purchased indirectly from a manufacturer (e.g., through a wholesaler or retail pharmacy), a discount (or rebate) paid subsequent to dispensing. These rebates are recognized when prescriptions are dispensed and are generally calculated and billed to manufacturers within 30 days after the end of each completed quarter. Historically, the effect of adjustments resulting from the reconciliation of rebates recognized to the amounts billed and collected has not been material to PSS’ results of operations. PSS accounts for the effect of any such differences as a change in accounting estimate in the period the reconciliation is completed. PSS also receives additional discounts under its wholesaler contracts if it exceeds contractually defined annual purchase volumes. In addition, PSS receives fees from pharmaceutical manufacturers for administrative services. Purchase discounts and administrative service fees are recorded as a reduction of “cost of products sold”.

Retail/LTC Segment
Vendor allowances received by RLS reduce the carrying cost of inventory and are recognized in cost of products sold when the related inventory is sold, unless they are specifically identified as a reimbursement of incremental costs for promotional programs and/or other services provided. Amounts that are directly linked to advertising commitments are recognized as a reduction of advertising expense (included in operating expenses) when the related advertising commitment is satisfied. Any such allowances received in excess of the actual cost incurred also reduce the carrying cost of inventory. The total value of any upfront payments received from vendors that are linked to purchase commitments is initially deferred. The deferred amounts are then amortized to reduce cost of products sold over the life of the contract based upon purchase volume. The total value of any upfront payments received from vendors that are not linked to purchase commitments also is initially deferred. The deferred amounts are then amortized to reduce cost of products sold on a straight-line basis over the life of the related contract. The total amortization of these upfront payments was not material to the Company’s consolidated financial statements in any of the periods presented.

Health Care Reform

Health Insurer Fee
Since January 1, 2014, the ACA imposes an annual premium-based health insurer fee (“HIF”) for each calendar year payable in September which is not deductible for tax purposes. The Company is required to estimate a liability for the HIF at the beginning of the calendar year in which the fee is payable with a corresponding deferred asset that is amortized ratably to operating expenses over the calendar year. The Company records the liability for the health insurer fee in accrued expenses and records the deferred asset in other current assets. In 2018 and 2016, operating expenses include $157 million and $56 million, respectively, related to the Company’s share of the HIF. There was no expense related to the HIF in 2017 and there will be no expense for HIF in 2019, since the HIF was suspended for each of those periods.

Risk Adjustment
The ACA established a permanent risk adjustment program to transfer funds from qualified individual and small group insurance plans with below average risk scores to plans with above average risk scores. Based on the risk of the Company’s qualified plan members relative to the average risk of members of other qualified plans in comparable markets, the Company estimates its ultimate risk adjustment receivable (recorded in accounts receivable) or payable (recorded in accrued expenses) for the current calendar year and reflects the pro-rata year-to-date impact as an adjustment to premium revenue.

Advertising costs

Advertising costs are expensed when the related advertising takes place. Advertising costs, net of vendor funding (included in operating expenses), were $364 million, $230 million and $216 million in 2018, 2017 and 2016, respectively.

Stock-based compensation

Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense over the applicable requisite service period of the stock award (generally 3 to 5 years) using the straight-line method.

Income taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the consolidated financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year or years in which the differences are expected to reverse. The effect of a change in the tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date of such change.

The Tax Cuts and Jobs Act (the “TCJA”) was enacted on December 22, 2017. Among numerous changes to existing tax laws, the TCJA permanently reduced the federal corporate income tax rate from 35% to 21% effective January 1, 2018. The effects of changes in tax rates on deferred tax balances are required to be taken into consideration in the period in which the changes are enacted, regardless of when they are effective. As a result of the reduction of the corporate income tax rate under the TCJA, the Company estimated the revaluation of its net deferred tax liabilities and recorded a provisional noncash income tax benefit of approximately $1.5 billion for year ended December 31, 2017. The Company completed its assessment of the TCJA’s final impact in December 2018 and recorded an additional tax benefit of approximately $100 million in the year ended December 31, 2018.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies, and recent results of operations. The Company establishes a valuation allowance when it does not consider it more likely than not that a deferred tax asset will be recovered.

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

Interest and/or penalties related to uncertain tax positions are recognized in the income tax provision.

Measurement of Defined Benefit Pension and Other Postretirement Employee Benefit (“OPEB”) Plans

The Company sponsors defined benefit pension plans (“pension plans”) and OPEB plans for its employees and retirees. The Company recognizes the funded status of its pension plans and OPEB plans on the consolidated balance sheets based on the year-end measurements of plan assets and benefit obligations. When the fair value of plan assets are in excess of the plans benefit obligations, the amounts are reported in other current assets and other assets. When the fair value of benefit obligations are in excess of plan assets, the amounts are reported in accrued expenses and other long-term liabilities based on the amount by which the actuarial present value of benefits payable in the next twelve months included in the benefit obligation exceeds the fair value of plan assets. Nearly all of the Company’s net benefit costs for the Company’s defined benefit pension and postretirement plans do not contain a service cost component as most of these defined benefit plans have been frozen for an extended period of time. Non-service components of pension and postretirement benefit cost are included in other expense (income) in the consolidated statements of operations.

Earnings per common share

Earnings per share is computed using the two-class method. The Company calculates basic earnings per share based on the weighted average number of common shares outstanding for the period. See Note 14 ‘‘Earnings Per Share’’ for additional information.

Shares held in trust

The Company maintains grantor trusts, which held approximately one million shares of its common stock at December 31, 2018 and 2017, respectively. These shares are designated for use under various employee compensation plans. Since the Company holds these shares, they are excluded from the computation of basic and diluted shares outstanding.

Variable Interest Entities

The Company has investments in (i) a generic pharmaceutical sourcing entity, (ii) certain hedge fund and private equity investments and (iii) real estate partnerships that are considered VIE’s. The Company does not have a future obligation to fund losses or debts on behalf of these investments; however, it may voluntarily contribute funds. In evaluating whether the Company is the primary beneficiary of a VIE, the Company considers several factors, including whether the Company has (a) the power to direct the activities that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses and the right to receive benefits that could potentially be significant to the VIE.

Variable Interest Entities - Primary Beneficiary
In 2014, the Company and Cardinal Health, Inc. (“Cardinal”) established Red Oak Sourcing, LLC (“Red Oak”), a generic pharmaceutical sourcing entity in which the Company and Cardinal each own 50%. The Red Oak arrangement has an initial term of 10 years. Under this arrangement, the Company and Cardinal contributed their sourcing and supply chain expertise to Red Oak and agreed to source and negotiate generic pharmaceutical supply contracts for both companies through Red Oak; however, Red Oak does not own or hold inventory on behalf of either company. No physical assets (e.g., property and equipment) were contributed to Red Oak by either company, and minimal funding was provided to capitalize Red Oak. The Company has determined that it is the primary beneficiary of this VIE because it has the ability to direct the activities of Red Oak. Consequently, the Company consolidates Red Oak in its consolidated financial statements within the Retail/LTC segment.

Cardinal is required to pay the Company 39 quarterly payments beginning in October 2014. As milestones are met, the quarterly payments increase. The Company received from Cardinal approximately $183 million during each of the years ended December 31, 2018 and 2017 and $163 million during the year ended December 31, 2016. The payments reduce the Company’s carrying value of inventory and are recognized in cost of products sold when the related inventory is sold. Revenues associated with Red Oak expenses reimbursed by Cardinal for the years ended December 31, 2018, 2017 and 2016, as well as amounts due to or due from Cardinal at December 31, 2018 and 2017 were immaterial.

Variable Interest Entities - Other Variable Interest Holder
In November 2018, the Company completed the Aetna Acquisition. Aetna has involvement with VIEs where the Company has determined that it is not the primary beneficiary, consisting of the following:

•
Hedge fund and private equity investments - The Company invests in hedge fund and private equity investments in order to generate investment returns for its investment portfolio supporting its insurance businesses.

•
Real estate partnerships - The Company invests in various real estate partnerships, including those that construct, own and manage low-income housing developments. For the low income housing development investments, substantially all of the projected benefits to the Company are from tax credits and other tax benefits.

The Company is not the primary beneficiary of these investments because the nature of the Company’s involvement with the activities of these VIEs does not give the Company the power to direct the activities that most significantly impact their economic performance. The Company records the amount of its investment in these VIEs as long-term investments on the consolidated balance sheet and recognizes its share of each VIE’s income or losses in earnings.  The Company’s maximum exposure to loss from these VIEs is limited to its investment balances as disclosed below and the risk of recapture of previously recognized tax credits related to the real estate partnerships, which the Company does not consider significant.

The total amount of other variable interest holder VIE assets included in long-term investments on the consolidated balance sheet at December 31, 2018 was as follows:

In millions
Hedge fund investments	$270
Private equity investments	524
Real estate partnerships	275
Total	$1,069

Related Party Transactions

The Company has an equity method investment in SureScripts, LLC (“SureScripts”), which operates a clinical health information network. PSS and RLS utilize this clinical health information network in providing services to their respective client plan members and retail customers. The Company expensed fees for the use of this network of approximately $45 million, $35 million and $39 million in the years ended December 31, 2018, 2017 and 2016, respectively. The Company’s investment in and equity in the earnings of SureScripts for all periods presented is immaterial.

The Company has an equity method investment in Heartland Healthcare Services (“Heartland”). Heartland operates several LTC pharmacies in four states. Heartland paid the Company approximately $135 million, $139 million and $140 million for pharmaceutical inventory purchases during the years ended December 31, 2018, 2017 and 2016, respectively. Additionally, the Company performs certain collection functions for Heartland and then passes those customer cash collections back to Heartland. The Company’s investment in and equity in the earnings of Heartland for all periods presented is immaterial.

Discontinued Operations

In connection with certain business dispositions completed between 1991 and 1997, the Company retained guarantees on store lease obligations for a number of former subsidiaries, including Bob’s Stores and Linens ‘n Things each of which subsequently filed for bankruptcy. The Company’s loss from discontinued operations primarily includes lease-related costs which the Company believes it will likely be required to satisfy pursuant to its lease guarantees. See “Lease Guarantees” in Note 16 ‘‘Commitments and Contingencies’’ for more information.

Results from discontinued operations were immaterial for the year ended December 31, 2018. Below is a summary of the results of discontinued operations for the years ended December 31, 2017 and 2016:

In millions	2017	2016
Loss from discontinued operations	$(13)	$(2)
Income tax benefit	5	1
Loss from discontinued operations, net of tax	$(8)	$(1)

New accounting pronouncements recently adopted

Revenue from Contracts with Customers
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606) (“Topic 606”). ASU 2014-09 outlines a single comprehensive model for companies to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. In March 2016, the FASB issued ASU 2016-08, Principal Versus Agent Considerations (Reporting Revenue Gross Versus Net) which amends the principal-versus-agent implementation guidance and in April 2016 the FASB issued ASU 2016-10, Identifying Performance Obligations and Licensing, which amends the guidance in those areas in the new revenue recognition standard.

The Company adopted the new standard as of January 1, 2018 using the modified retrospective method and applied the new standard to all contracts. Therefore, the comparative financial information has not been restated and continues to be reported under the accounting standards in effect for the applicable period. While the adoption of the new standard did not result in any material adjustments to the Company’s revenue or net income, one difference was identified between the previous accounting guidance and the new accounting guidance in RLS related to the accounting for the Company’s ExtraBucks® Rewards customer loyalty program. This program was previously accounted for under a cost deferral method, while under the new standard this program is accounted for under a revenue deferral method. The cumulative effect of applying the new guidance to all contracts was recorded as an adjustment to retained earnings as of the adoption date.

As a result of applying the modified retrospective method to adopt the new standard, the following adjustments were made to accounts on the consolidated balance sheet as of January 1, 2018:

	Impact of Change in Accounting Policy
	As Reported		Adjusted
In millions	December 31, 2017	Adjustments	January 1, 2018
Consolidated Balance Sheet:
Accrued expenses	$6,581	$17	$6,598
Deferred income taxes	2,996	(4)	2,992
Total liabilities	57,436	13	57,449
Retained earnings	43,556	(13)	43,543
Total CVS Health shareholders’ equity	37,691	(13)	37,678
Total shareholders’ equity	37,695	(13)	37,682

The following tables compare the reported consolidated balance sheet, statements of operations, and statement of cash flows amounts to the pro forma amounts had the previous revenue accounting guidance remained in effect:

	Impact of Change in Accounting Policy
	As Reported		Balances
	As of/For the		Without
	Year Ended		Adoption of
In millions	December 31, 2018	Adjustments	Topic 606
Consolidated Statement of Operations:
Revenues:
Products	$183,910	$3	$183,913
Total revenues	194,579	3	194,582
Operating costs:
Cost of products sold	156,447	2	156,449
Total operating costs	190,558	2	190,560
Operating income	4,021	1	4,022
Income before income tax provision	1,406	1	1,407
Income tax provision	2,002	—	2,002
Loss from continuing operations	(596)	1	(595)
Net loss	(596)	1	(595)
Net loss attributable to CVS Health	(594)	1	(593)

Consolidated Balance Sheet:
Accrued expenses	10,711	(18)	10,693
Total current liabilities	44,009	(18)	43,991
Deferred income taxes	7,677	4	7,681
Total liabilities	137,913	(14)	137,899
Retained earnings	40,911	14	40,925
Total CVS Health shareholders’ equity	58,225	14	58,239
Total shareholders’ equity	58,543	14	58,557

Consolidated Statement of Cash Flow:
Reconciliation of net loss to net cash provided by operating activities:
Net loss	(596)	1	(595)
Other liabilities	165	(1)	164

Recognition and Measurement of Financial Assets and Financial Liabilities
In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU requires equity investments, except those under the equity method of accounting or those that result in the consolidation of an investee, to be measured at fair value with changes in fair value recognized in net income. However, an entity may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer. This simplifies the impairment assessment of equity investments previously held at cost. Entities are required to apply the guidance retrospectively, with the exception of the amendments related to equity investments without readily determinable fair values, which must be applied on a prospective basis. Effective January 1, 2018, the Company adopted this new accounting guidance. The adoption of this new guidance did not have a material impact on the Company’s financial condition or results of operations.

Classification of Certain Cash Receipts and Cash Payments in the Consolidated Statements of Cash Flows
In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments. This ASU is intended to add or clarify guidance on the classification of certain cash receipts and payments in the statement of cash flows and to eliminate the diversity in practice related to such classifications. Effective January 1, 2018, the Company adopted this new accounting guidance. The adoption of this new guidance did not have a material impact on the Company’s financial condition or results of operations.

Statement of Cash Flows - Restricted Cash
In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows, which amends Accounting Standard Codification Topic 230. This ASU requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. As a result, entities no longer are required to present transfers between cash and cash equivalents and restricted cash and restricted cash equivalents in the statement of cash flows. When cash, cash equivalents, restricted cash and restricted cash equivalents are presented in more than one line item on the balance sheet, the new guidance requires a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet. Entities will also have to disclose the nature of their restricted cash and restricted cash equivalent balances. The guidance is required to be applied retrospectively. Effective January 1, 2018, the Company adopted this new accounting guidance.

The following is a reconciliation of cash and cash equivalents on the consolidated balance sheets as of December 31 to total cash, cash equivalents and restricted cash in the consolidated statements of cash flows:

In millions	2018	2017	2016
Cash and cash equivalents	$4,059	$1,696	$3,371
Restricted cash (included in other current assets)	6	14	—
Restricted cash (included in other assets)	230	190	149
Total cash, cash equivalents and restricted cash at the end of the period in the statement of cash flows	$4,295	$1,900	$3,520

See “Restricted cash” above for further discussion of the nature of the Company’s restricted cash and restricted cash equivalent balances.

The following is a reconciliation of the effect on the relevant line items in the consolidated statement of cash flows for the years ended December 31, 2017 and 2016 as a result of adopting this new accounting guidance:

	As Previously
In millions	Reported	Adjustments	As Revised
Year Ended December 31, 2017
Acquisitions (net of cash acquired)	$(1,236)	$55	$(1,181)
Net cash used in investing activities	(2,932)	55	(2,877)
Net decrease in cash, cash equivalents and restricted cash (1)	(1,675)	55	(1,620)
Cash, cash equivalents and restricted cash at the beginning of the period (1)	3,371	149	3,520
Cash, cash equivalents and restricted cash at the end of the period (1)	1,696	204	1,900

Year Ended December 31, 2016
Acquisitions (net of cash acquired)	(524)	—	(524)
Net cash used in investing activities	(2,470)	—	(2,470)
Net decrease in cash, cash equivalents and restricted cash (1)	912	—	912
Cash, cash equivalents and restricted cash at the beginning of the period (1)	2,459	149	2,608
Cash, cash equivalents and restricted cash at the end of the period (1)	3,371	149	3,520

_____________________________________________

(1)
Prior to the adoption of ASU 2016-18, these financial statement captions excluded restricted cash. The financial statement captions have been renamed to reflect the inclusion of restricted cash subsequent to the adoption of ASU 2016-18 on January 1, 2018.

Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income
In February 2018, the FASB issued ASU 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (“ASU 2018-02”). This ASU permits entities to reclassify tax effects stranded in accumulated other comprehensive income as a result of the TCJA to retained earnings. The guidance states that because the adjustment of deferred income taxes due to the reduction of the historical corporate income tax rate to the newly enacted corporate income tax rate was required to be included in income from continuing operations, the tax effects of items within accumulated other comprehensive income (“stranded tax effects”) are not reflected at the appropriate tax rate. During the first quarter of 2018, the Company elected to early adopt this new standard and decreased accumulated other comprehensive income and increased retained earnings in the period of adoption by $7 million due to the change in the United States federal corporate income tax rate enacted in December 2017. See Note 13 ‘‘Other Comprehensive Income (Loss)’’ for the impact of the adoption of this guidance on accumulated other comprehensive income for the year ended December 31, 2018.

New accounting pronouncements not yet adopted

Leases
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). Lessees will be required to recognize a right-of-use asset and a lease liability for virtually all of their leases (other than leases that meet the definition of a short-term lease). The liability will be equal to the present value of future lease payments. The asset will be based on the liability, subject to adjustment, such as for initial direct costs. For income statement purposes, a dual model was retained, requiring leases to be classified as either operating or finance leases. Operating leases will result in straight-line expense (similar to current operating leases) while finance leases will result in a front-loaded expense pattern (similar to current capital leases). Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model (e.g., certain definitions, such as initial direct costs, have been updated) and the new revenue recognition standard. The Company adopted this new accounting guidance on January 1, 2019 on a modified retrospective basis. The adoption of this new guidance resulted in an increase in both assets and liabilities of approximately $20 billion as of January 1, 2019. The adoption of this new guidance is not expected to have a material impact on the Company’s results of operations or cash flows.

Accounting for Interest Associated with the Purchase of Callable Debt Securities
In March 2017, the FASB issued ASU 2017-08, Accounting for Interest Associated with the Purchase of Callable Debt Securities (Topic 310). Under this ASU, premiums on callable debt securities are amortized to the earliest call date rather than to the contractual maturity date. Callable debt securities held at a discount will continue to be amortized to the contractual maturity date. The Company adopted this new accounting guidance on January 1, 2019 on a modified retrospective basis and recorded an immaterial cumulative effect adjustment from accumulated other comprehensive income to retained earnings on the consolidated balance sheet.

Measurement of Credit Losses on Financial Instruments
In June 2016, the FASB issued ASU 2016-13, Financial Instruments - Credit Losses (Topic 326). This ASU requires the use of a forward-looking expected loss impairment model for trade and other receivables, held-to-maturity debt securities, loans and other instruments. The ASU also requires impairments and recoveries for available-for-sale debt securities to be recorded through an allowance account and revises certain disclosure requirements. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company is currently evaluating the effect that implementation of this standard will have on the Company’s consolidated results of operations, cash flows, financial condition and related disclosures.

Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract
In August 2018, the FASB issued ASU 2018-15, Intangibles - Goodwill and other - Internal-Use Software (Topic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. The new standard requires a customer in a cloud computing arrangement that is a service contract to follow internal-use software guidance in Topic 350-40 to determine which implementation costs to capitalize as assets. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early adoption is permitted. The Company is currently evaluating the effect the implementation of this standard will have on the Company’s consolidated results of operations, cash flows, financial condition and related disclosures.

Targeted Improvements to the Accounting for Long-Duration Insurance Contracts
In August 2018, the FASB issued ASU 2018-12, Targeted Improvements to the Accounting for Long-Duration Insurance Contracts (Topic 944). The ASU requires the Company to review cash flow assumptions for its long-duration insurance contracts at least annually and recognize the effect of changes in future cash flow assumptions in net income. The Company is also required to update discount rate assumptions quarterly and recognize the effect of changes in these assumptions in other comprehensive income. The rate used to discount the Company’s liability for future policy benefits will be based on an estimate of the yield for an upper-medium-grade fixed-income instrument. In addition, the new guidance changes the amortization method for deferred acquisition costs and requires additional disclosures regarding the long duration insurance contract liabilities in the Company’s interim and annual financial statements. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company is currently evaluating the effect the implementation of this standard will have on the Company’s consolidated results of operations, cash flows, financial condition and related disclosures.

2.	Acquisition of Aetna

On the Aetna Acquisition Date, the Company acquired 100% of the outstanding shares and voting interests of Aetna for a combination of cash and stock. Under the terms of the merger agreement, Aetna shareholders received $145.00 in cash and 0.8378 CVS Health shares for each Aetna share. The transaction valued Aetna at approximately $212 per share or approximately $70 billion. Including the assumption of Aetna’s debt, the total value of the transaction was approximately $78 billion. The Company financed the cash portion of the purchase price through a combination of cash on hand and by issuing approximately $45 billion of new debt, including senior notes and term loans. Aetna is a leading health care benefits company that offers a broad range of traditional, voluntary, and consumer-directed health insurance products and related services. The majority of Aetna’s operations are included in a new segment, Health Care Benefits. The Health Care Benefits segment is the equivalent of the former Aetna Health Care Segment. The remainder of Aetna’s operations, including products for which the Company no longer solicits or accepts new customers, such as large case pensions and long-term care insurance products, are included in the Corporate/Other segment. The Company acquired Aetna to help improve the consumer health care experience by combining Aetna’s health care benefits products and services with CVS Health’s more than 9,900 retail locations, approximately 1,100 walk-in medical clinics and integrated pharmacy capabilities with the goal of becoming the new, trusted front door to health care.

The fair value of the consideration transferred on the date of acquisition consisted of the following:

In millions
Cash	$48,089
Common stock (274.4 million shares) (1)	22,117
Fair value of replacement equity awards for pre-combination services (9.9 million shares) (2)	367
Effective settlement of pre-existing relationship (3)	(807)
Total consideration transferred	$69,766
_____________________________________________

(1)
The fair value of the Company’s common stock issued as consideration was calculated based on the 327.6 million Aetna common shares outstanding as of November 28, 2018 multiplied by (i) the merger agreement per share exchange ratio and (ii) the volume weighted average price of CVS Health common stock on November 28, 2018 of $80.59.

(2)
The fair value of the replacement equity awards issued by the Company was determined as of the Aetna Acquisition Date. The fair value of the awards attributed to pre-combination services of $367 million is included in the consideration transferred and the fair value of the awards attributed to post-combination services of $232 million has been, or will be, included in the Company’s post-combination financial statements as compensation costs.

(3)	The purchase price included $807 million of effectively settled liabilities the Company owed to Aetna from their pre-existing pharmacy services relationship.

The transaction has been accounted for using the acquisition method of accounting which requires, among other things, the assets acquired and liabilities assumed to be recognized at their fair values at the date of acquisition. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

In millions
Cash and cash equivalents	$6,565
Accounts receivable (1)	4,089
Other current assets	3,896
Investments (current and long-term)	17,991
Goodwill	46,684
Intangible assets	23,746
Other long-term assets	8,282
Total assets acquired	111,253
Health care costs payable	5,359
Other current liabilities	10,026
Debt (current and long-term)	8,098
Deferred income taxes	4,574
Other long-term liabilities	13,101
Total liabilities assumed	41,158
Noncontrolling interests	329
Total consideration transferred	$69,766

_____________________________________________

(1)
The fair value of premium receivables acquired is $2.4 billion, with the gross contractual amount being $2.8 billion. The Company expects $424 million of premium receivables to be uncollectible. The fair value of other receivables acquired is $1.7 billion, with the gross contractual amount being $1.8 billion. The Company expects $84 million of other receivables to be uncollectible.

The assessment of fair value is preliminary and is based on information that was available to management at the time the consolidated financial statements were prepared. The most significant open items included the valuation of certain intangible assets and investments, the accounting for income taxes and the accounting for contingencies as management is awaiting additional information to complete its assessment of these matters. Measurement period adjustments will be recorded in the period in which they are determined, as if they had been completed at the acquisition date. The finalization of the Company’s purchase accounting assessment could result in changes in the valuation of assets acquired and liabilities assumed, which could be material.

Goodwill
Goodwill represents future economic benefits expected to arise from the Company’s expanded presence in the health care industry, the assembled workforce acquired, expected purchasing, medical cost and revenue synergies, as well as operating efficiencies and cost savings. The preliminarily valuation of goodwill was allocated to the Company’s business segments as follows:

In millions
Health Care Benefits	$44,484
Pharmacy Services	1,500
Retail/LTC	700
Total goodwill	$46,684

Approximately $165 million of goodwill is deductible for income tax purposes.

Intangible Assets
The following table summarizes the preliminary fair values and weighted average useful lives for intangible assets acquired in the Aetna Acquisition, each of which is subject to change as the Company finalizes its purchase accounting:

		Weighted
		Average
	Gross	Useful Life
In millions, except weighted average useful life	Fair Value	(years)
Customer relationships (1)	$13,630	14.4
Standalone Medicare Part D prescription drug plan customer relationship (held for sale)	101	N/A
Technology	1,060	3.0
Provider networks (1)	4,200	20.0
Value of Business Acquired	590	20.0
Trademark (definite-lived)	65	5.0
Trademark (indefinitely-lived)	4,100	N/A
Total intangible assets	$23,746	15.1
_____________________________________________

(1)
The amortization period for the Company’s customer relationships and provider networks includes an assumption of renewal or extension of these arrangements. At the acquisition date, the periods prior to the next renewal or extension for provider networks primarily ranged from one to three years, and the period prior to the next renewal or extension for customer relationships was one year. Any costs related to the renewal or extension of these contracts are expensed as incurred.

Deferred income taxes
The purchase price allocation includes net deferred tax liabilities of $4.6 billion, primarily relating to deferred tax liabilities established on the identifiable acquired intangible assets.

Consolidated results of operations
The Company’s consolidated results of operations for the year ended December 31, 2018, include $5.6 billion of revenues and $146 million of income before income tax provision associated with the results of operations of Aetna from the Aetna Acquisition Date to December 31, 2018.

During the year ended December 31, 2018 and 2017, the Company incurred transaction costs of $147 million and $34 million, respectively, associated with the Aetna Acquisition that were recorded within operating expenses.

Unaudited pro forma financial information
The following unaudited pro forma information presents a summary of the Company’s combined results of operations for the years ended December 31, 2018 and 2017 as if the Aetna acquisition and the related financing transactions had occurred on January 1, 2017. The following pro forma financial information is not necessarily indicative of the results of operations as they would have been had the acquisition been effected on the assumed date, nor is it necessarily an indication of trends in future results for a number of reasons, including, but not limited to, differences between the assumptions used to prepare the pro forma information, basic shares outstanding and dilutive equivalents, cost savings from operating efficiencies, potential synergies, and the impact of incremental costs incurred in integrating the businesses.

	Year Ended December 31,
In millions, except per share data	2018	2017
Total revenues	$243,398	$236,000
Income from continuing operations	1,123	6,813
Basic earnings per share from continuing operations attributable to CVS Health	$0.87	$5.25
Diluted earnings per share from continuing operations attributable to CVS Health	$0.86	$5.21

The pro forma results for the years ended December 31, 2018 and 2017 include adjustments related to the following purchase accounting and acquisition-related items:

•	Elimination of intercompany transactions between CVS Health and Aetna;

•
Elimination of estimated foregone interest income associated with (i) cash assumed to have been used to partially fund the Aetna Acquisition and (ii) adjusting the amortized cost of Aetna’s investment portfolio to fair value as of the completion of the Aetna Acquisition;

•
Elimination of historical intangible asset, deferred acquisition cost and capitalized software amortization expense and addition of amortization expense based on the current preliminary values of identified intangible assets;

•	Additional interest expense from (i) the long-term debt issued to partially fund the Aetna Acquisition and (ii) the amortization of the fair value adjustment to assumed long-term debt.

•	Additional depreciation expense related to the adjustment of Aetna’s property and equipment to fair value;

•	Adjustments to align CVS Health’s and Aetna’s accounting policies;

•	Elimination of transaction related costs; and

•	Tax effects of the adjustments noted above.

3.	Investments

On November 28, 2018, the Company completed the Aetna Acquisition. Prior to the Aetna Acquisition Date, the Company’s short term investments balance was comprised of certificates of deposit with initial maturities of greater than three months when purchased that mature in less than one year from the balance sheet date. These investments totaled $111 million as of December 31, 2017 and were classified as available for sale. In addition, the Company had $112 million of additional long-term investments as of December 31, 2017 which primarily consisted of cost method and equity method investments. Since the total amount of investments prior to the Aetna Acquisition was not material to the consolidated financial statements, the Company will include additional disclosures for investments on a prospective basis starting from the Aetna Acquisition Date.

Total investments at December 31, 2018 were as follows:

In millions	Current	Long-term	Total
Debt securities available for sale	$2,359	$12,896	$15,255
Mortgage loans	145	1,216	1,361
Other investments	18	1,620	1,638
Total investments	$2,522	$15,732	$18,254

At December 31, 2018, the Company held investments of $531 million related to the 2012 conversion of an existing group annuity contract from a participating to a non-participating contract. The conversion occurred prior to the Aetna Acquisition. These investments are included in the total investments of large case pensions supporting non-experience-rated products. Although these investments are not accounted for as Separate Accounts assets, they are legally segregated and are not subject to claims that arise out of the Company’s business and only support future policy benefits obligations under that group annuity contract.

Debt Securities

Debt securities available for sale at December 31, 2018 were as follows:

In millions	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2018
Debt securities:
U.S. government securities	$1,662	$26	$—	$1,688
States, municipalities and political subdivisions	2,370	30	(1)	2,399
U.S. corporate securities	6,444	61	(16)	6,489
Foreign securities	2,355	31	(3)	2,383
Residential mortgage-backed securities	567	10	—	577
Commercial mortgage-backed securities	594	11	—	605
Other asset-backed securities	1,097	3	(15)	1,085
Redeemable preferred securities	30	—	(1)	29
Total debt securities (1)	$15,119	$172	$(36)	$15,255

_____________________________________________

(1)
Investment risks associated with the Company’s experience-rated products generally do not impact the Company’s consolidated results of operations. At December 31, 2018, debt securities with a fair value of $916 million, gross unrealized capital gains of $12 million and gross unrealized capital losses of $2 million were included in total debt securities, but support experience-rated products.

The fair value of debt securities at December 31, 2018 is shown below by contractual maturity.  Actual maturities may differ from contractual maturities because securities may be restructured, called or prepaid, or the Company intends to sell a security prior to maturity.

In millions	Amortized Cost	Fair Value
Due to mature:
Less than one year	$901	$902
One year through five years	5,489	5,521
After five years through ten years	2,973	2,999
Greater than ten years	3,498	3,566
Residential mortgage-backed securities	567	577
Commercial mortgage-backed securities	594	605
Other asset-backed securities	1,097	1,085
Total	$15,119	$15,255

Mortgage-Backed and Other Asset-Backed Securities
All of the Company’s residential mortgage-backed securities at December 31, 2018 were issued by the Government National Mortgage Association, the Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation and carry agency guarantees and explicit or implicit guarantees by the United States Government. At December 31, 2018, the Company’s residential mortgage-backed securities had an average credit quality rating of AAA and a weighted average duration of 4.8 years.

The Company’s commercial mortgage-backed securities have underlying loans that are dispersed throughout the United States. Significant market observable inputs used to value these securities include loss severity and probability of default.  At December 31, 2018, these securities had an average credit quality rating of AAA and a weighted average duration of 6.3 years.

The Company’s other asset-backed securities have a variety of underlying collateral (e.g., automobile loans, credit card receivables, home equity loans and commercial loans). Significant market observable inputs used to value these securities include the unemployment rate, loss severity and probability of default. At December 31, 2018, these securities had an average credit quality rating of AA and a weighted average duration of 1.3 years.

Summarized below are the debt securities the Company held at December 31, 2018 that were in an unrealized capital loss position:

In millions, except number of securities	Number of Securities	Fair Value	Unrealized Losses
Debt securities:
U.S. government securities	8	$26	$—
States, municipalities and political subdivisions	54	86	1
U.S. corporate securities	1,399	1,431	16
Foreign securities	243	314	3
Residential mortgage-backed securities	45	1	—
Other asset-backed securities	516	528	15
Redeemable preferred securities	14	23	1
Total debt securities	2,279	$2,409	$36

Since Aetna’s investment portfolio was measured at fair value as of the Aetna Acquisition Date, each of the securities in the table above were in an unrealized loss position for less than 12 months. The Company reviewed the securities in the table above and concluded that they are performing assets generating investment income to support the needs of the Company’s businesses. In performing this review, the Company considered factors such as the quality of the investment security based on research performed by the Company’s internal credit analysts and external rating agencies and the prospects of realizing the carrying value of the security based on the investment’s current prospects for recovery. As of December 31, 2018, the Company did not intend to sell these securities, and did not believe it was more likely than not that it would be required to sell these securities prior to anticipated recovery of their amortized cost basis.

The maturity dates for debt securities in an unrealized capital loss position at December 31, 2018 were as follows:

	Supporting experience-rated products		Supporting remaining products		Total
In millions	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Due to mature:
Less than one year	$21	$—	$308	$—	$329	$—
One year through five years	36	2	557	5	593	7
After five years through ten years	47	—	492	9	539	9
Greater than ten years	49	—	370	5	419	5
Residential mortgage-backed securities	—	—	1	—	1	—
Other asset-backed securities	4	—	524	15	528	15
Total	$157	$2	$2,252	$34	$2,409	$36

Mortgage Loans

The Company’s mortgage loans are collateralized by commercial real estate. From the Aetna Acquisition Date through December 31, 2018, the Company had the following activity in its mortgage loan portfolio:

In millions
New mortgage loans	$4
Mortgage loans fully-repaid	27
Mortgage loans foreclosed	—

The Company assesses mortgage loans on a regular basis for credit impairments, and annually assign a credit quality indicator to each loan.  The Company’s credit quality indicator is internally developed and categorizes its portfolio on a scale from 1 to 7.  These indicators are based upon several factors, including current loan-to-value ratios, property condition, market trends, creditworthiness of the borrower and deal structure. The vast majority of the Company’s mortgage loans fall into categories 2 to 4.

•	Category 1 - Represents loans of superior quality

•	Categories 2 to 4 - Represents loans where credit risk is minimal to acceptable; however, these loans may display some susceptibility to economic changes.

•	Categories 5 and 6 - Represents loans where credit risk is not substantial, but these loans warrant management’s close attention.

•	Category 7 - Represents loans where collections are potentially at risk; if necessary, an impairment is recorded.

Based upon the most recent assessments at December 31, 2018, the Company’s mortgage loans were given the following credit quality indicators:

In millions, except credit ratings indicator
1	$42
2 to 4	1,301
5 and 6	18
7	—
Total	$1,361

At December 31, 2018 scheduled mortgage loan principal repayments were as follows:

In millions
2019	$145
2020	109
2021	269
2022	228
2023	83
Thereafter	527
Total	$1,361

Net Investment Income

Sources of net investment income for the year ended December 31, 2018 were as follows:

In millions
Debt securities	$637
Mortgage loans	6
Other investments	17
Gross investment income	660
Investment expenses	(3)
Net investment income (excluding net realized capital gains or losses)	657
Net realized capital gains	3
Net investment income (1)	$660

_____________________________________________

(1)	Net investment income in 2018 includes $4 million related to investments supporting experience-rated products.

The Company’s net investment income was $21 million and $20 million in 2017 and 2016, respectively, relating to interest income on debt securities. The Company did not have any material realized capital gains or losses during 2017 or 2016.

The portion of unrealized capital gains and losses recognized during the year ended December 31, 2018 related to investments in equity securities held as of December 31, 2018 was not material.

Excluding amounts related to experience-rated products, proceeds from the sale of available for sale debt securities and the related gross realized capital gains and losses from the Aetna Acquisition Date through December 31, 2018 were as follows:(1)

In millions
Proceeds from sales	$389
Gross realized capital gains	2
Gross realized capital losses	(2)

_____________________________________________

(1)
The proceeds from sales and gross realized capital gains and losses exclude the impact of the sales of short-term debt securities which primarily relate to the Company’s investments in mutual funds. These investments were excluded from the disclosed amounts because they represent an immaterial amount of aggregate gross realized capital gains or losses and have a high volume of sales activity.

4.	Fair Value

The preparation of the Company’s consolidated financial statements in accordance with GAAP requires certain assets and liabilities to be reflected at their fair value, and others on another basis, such as an adjusted historical cost basis. In this note, the Company provides details on the fair value of financial assets and liabilities and how it determines those fair values. The Company presents this information for those financial instruments that are measured at fair value for which the change in fair value impacts net income (loss) attributable to CVS Health or other comprehensive income separately from other financial assets and liabilities.

Financial Instruments Measured at Fair Value on the Consolidated Balance Sheets

Certain of the Company’s financial instruments are measured at fair value on the consolidated balance sheets. The fair values of these instruments are based on valuations that include inputs that can be classified within one of three levels of a hierarchy established by GAAP.  The following are the levels of the hierarchy and a brief description of the type of valuation information (“inputs”) that qualifies a financial asset or liability for each level:

•	Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets.

•
Level 2 – Inputs other than Level 1 that are based on observable market data.  These include: quoted prices for similar assets in active markets, quoted prices for identical assets in inactive markets, inputs that are observable that are not prices (such as interest rates and credit risks) and inputs that are derived from or corroborated by observable markets.

•	Level 3 – Developed from unobservable data, reflecting the Company’s assumptions.
Financial assets and liabilities are classified based upon the lowest level of input that is significant to the valuation. When quoted prices in active markets for identical assets and liabilities are available, the Company uses these quoted market prices to determine the fair value of financial assets and liabilities and classifies these assets and liabilities in Level 1. In other cases where a quoted market price for identical assets and liabilities in an active market is either not available or not observable, the Company estimates fair value using valuation methodologies based on available and observable market information or by using a matrix pricing model. These financial assets and liabilities would then be classified in Level 2. If quoted market prices are not available, the Company determines fair value using broker quotes or an internal analysis of each investment’s financial performance and cash flow projections. Thus, financial assets and liabilities may be classified in Level 3 even though there may be some significant inputs that may be observable.

The following is a description of the valuation methodologies used for the Company’s financial assets and liabilities that are measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Debt Securities – Where quoted prices are available in an active market, debt securities are classified in Level 1 of the fair value hierarchy. The Company’s Level 1 debt securities consist primarily of United States Treasury securities.

The fair values of the Company’s Level 2 debt securities are obtained using models, such as matrix pricing, which use quoted market prices of debt securities with similar characteristics or discounted cash flows to estimate fair value. The Company reviews these prices to ensure they are based on observable market inputs that include, but are not limited to, quoted prices for similar assets in active markets, quoted prices for identical assets in inactive markets and inputs that are observable but not prices (for example, interest rates and credit risks). The Company also reviews the methodologies and the assumptions used to calculate prices from these observable inputs. On a quarterly basis, the Company selects a sample of its Level 2 debt securities’ prices and compares them to prices provided by a secondary source. Variances over a specified threshold are identified and reviewed to confirm the price provided by the primary source represents an appropriate estimate of fair value. In addition, the Company’s internal investment team consistently compares the prices obtained for select Level 2 debt securities to the team’s own independent estimates of fair value for those securities. The Company obtained one price for each of its Level 2 debt securities and did not adjust any of these prices at December 31, 2018. The Company’s Level 2 debt securities were not material as of December 31, 2017.

The Company also values certain debt securities using Level 3 inputs.  For Level 3 debt securities, fair values are determined by outside brokers or, in the case of certain private placement securities, are priced internally. Outside brokers determine the value of these debt securities through a combination of their knowledge of the current pricing environment and market flows. The Company obtained one non-binding broker quote for each of these Level 3 debt securities and did not adjust any of these quotes at December 31, 2018. The total fair value of broker quoted debt securities was $50 million at December 31, 2018. The Company did not have any Level 3 debt securities as of December 31, 2017. Examples of these broker quoted Level 3 debt securities include certain United States and foreign corporate securities and certain of the Company’s commercial mortgage-backed securities as well as other asset-backed securities. For some private placement securities, the Company’s internal staff determines the value of these debt securities by analyzing spreads of corporate and sector indices as well as interest spreads of comparable public bonds.  Examples of these private placement Level 3 debt securities include certain United States and foreign securities and certain tax-exempt municipal securities.

Equity Securities – The Company currently has two classifications of equity securities: those that are publicly traded and those that are privately placed. Publicly-traded equity securities are classified in Level 1 because quoted prices are available for these securities in an active market. For privately placed equity securities, there is no active market; therefore, these securities are classified in Level 3 because the Company prices these securities through an internal analysis of each investment’s financial statements and cash flow projections. Significant unobservable inputs consist of earnings and revenue multiples, discount for lack of marketability and comparability adjustments. An increase or decrease in any of these unobservable inputs would result in a change in the fair value measurement, which may be significant. The Company did not have any Level 3 equity securities as of December 31, 2017.

Derivative Financial Instruments - The fair values of derivative financial instruments are determined using quoted prices in markets that are not active or inputs that are observable for the asset or liability and therefore they are classified as Level 2 in the fair value hierarchy. The fair value of these instruments are recorded in other current assets or accrued expenses, as applicable. The Company did not have any material outstanding derivative financial instruments as of December 31, 2018.

Financial assets and liabilities measured at fair value on a recurring basis on the consolidated balance sheets at December 31, 2018 and 2017 were as follows:

In millions	Level 1	Level 2	Level 3	Total
December 31, 2018
Assets:
Debt securities:
U.S. government securities	$1,597	$91	$—	$1,688
States, municipalities and political subdivisions	—	2,399	—	2,399
U.S. corporate securities	—	6,422	67	6,489
Foreign securities	—	2,380	3	2,383
Residential mortgage-backed securities	—	577	—	577
Commercial mortgage-backed securities	—	605	—	605
Other asset-backed securities	—	1,085	—	1,085
Redeemable preferred securities	—	22	7	29
Total debt securities	1,597	13,581	77	15,255
Equity securities	19	—	54	73
Total	$1,616	$13,581	$131	$15,328

December 31, 2017
Assets:
Debt securities:
U.S. corporate securities	$—	$1	$—	$1
Foreign securities	—	110	—	110
Total debt securities	—	111	—	111
Equity securities	—	—	—	—
Derivative financial instruments	—	5	—	5
Total assets	$—	$116	$—	$116
Liabilities:
Derivative financial instruments	$—	$23	$—	$23

There were no transfers between Levels 1 and 2 during the years ended December 31, 2018 and 2017. The change in the balance of Level 3 financial assets during 2018 relates to investments acquired in the Aetna Acquisition, which occurred on November 28, 2018. There were no transfers into or out of Level 3 from November 28, 2018 to December 31, 2018.

Financial Instruments Not Measured at Fair Value on the Consolidated Balance Sheets

The carrying value and estimated fair value classified by level of fair value hierarchy for financial instruments carried on the consolidated balance sheets at adjusted cost or contract value at December 31, 2018 and 2017 were as follows:

	Carrying Value	Estimated Fair Value
In millions		Level 1	Level 2	Level 3	Total
December 31, 2018
Assets:
Mortgage loans	$1,361	$—	$—	$1,366	$1,366
Equity securities (1)	140	N/A	N/A	N/A	N/A
Liabilities:
Investment contract liabilities:
With a fixed maturity	5	—	—	5	5
Without a fixed maturity	382	—	—	357	357
Long-term debt	72,709	71,252	—	—	71,252

	Carrying Value	Estimated Fair Value
In millions		Level 1	Level 2	Level 3	Total
December 31, 2017
Assets:
Equity securities (1)	$47	N/A	N/A	N/A	N/A
Liabilities:
Long-term debt	25,726	26,756	—	—	26,756

_____________________________________________

(1)
It was not practical to estimate the fair value of these cost-method investments as it represents shares of unlisted companies. See Note 1 ‘‘Significant Accounting Policies’’ for additional information regarding the valuation of cost-method investments.

Separate Accounts Measured at Fair Value on the Consolidated Balance Sheets

As part of the Aetna Acquisition, the Company acquired Separate Accounts assets related to large case pensions products which represent funds maintained to meet specific objectives of contract holders. Since contract holders bear the investment risk of these assets, a corresponding Separate Accounts liability has been established equal to the assets. These assets and liabilities are carried at fair value. Net investment income and capital gains and losses accrue directly to such contract holders. The assets of each account are legally segregated and are not subject to claims arising from the Company’s other businesses. Deposits, withdrawals, net investment income and realized and unrealized capital gains and losses on Separate Accounts assets are not reflected in the consolidated statements of operations, shareholders’ equity or cash flows.

Separate Accounts assets include debt and equity securities. The valuation methodologies used for these assets are similar to the methodologies described above in this Note 4 “Fair Value.” Separate Accounts assets also include investments in common/collective trusts that are carried at fair value. Common/collective trusts invest in other investment funds otherwise known as the underlying funds. The Separate Accounts’ interests in the common/collective trust funds are based on the fair values of the investments of the underlying funds and therefore are classified in Level 2. The assets in the underlying funds primarily consist of equity securities. Investments in common/collective trust funds are valued at their respective net asset value (“NAV”) per share/unit on the valuation date.

Separate Accounts financial assets as of December 31, 2018 were as follows:

In millions	Level 1	Level 2	Level 3	Total
Debt securities	$782	$2,500	$4	$3,286
Equity securities	—	3	—	3
Common/collective trusts	—	404	—	404
Total (1)	$782	$2,907	$4	$3,693

_____________________________________________

(1)	Excludes $191 million of cash and cash equivalents and accounts receivable at December 31, 2018.

During 2018, the Company had an immaterial amount of Level 3 Separate Accounts financial assets and an immaterial amount of gross transfers of Separate Accounts financial assets into or out of Level 3. During 2018, there were no transfers of Separate Accounts financial assets between Levels 1 and 2. The Company held no Separate Accounts financial assets as of December 31, 2017.

Offsetting Financial Assets and Liabilities

Subsequent to the Aetna Acquisition Date, certain financial assets and liabilities are offset in the Company’s consolidated balance sheets or are subject to master netting arrangements or similar agreements with the applicable counterparty. Financial assets, including derivative assets, subject to offsetting and enforceable master netting arrangements were $13 million as of December 31, 2018.

5.	Goodwill and Other Intangibles

Goodwill

Below is a summary of the changes in the carrying amount of goodwill by segment for the years ended December 31, 2018 and 2017:

In millions	Pharmacy Services	Retail/LTC	Health Care Benefits	Total
Balance at December 31, 2016	$21,637	$16,612	$—	$38,249
Acquisitions	182	203	—	385
Foreign currency translation adjustments	—	(2)	—	(2)
Impairments	—	(181)	—	(181)
Balance at December 31, 2017	21,819	16,632	—	38,451
Acquisitions	1,569	735	44,484	46,788
Foreign currency translation adjustments	—	(14)	—	(14)
Divestiture of RxCrossroads subsidiary	—	(398)	—	(398)
Impairments	—	(6,149)	—	(6,149)
Balance at December 31, 2018	$23,388	$10,806	$44,484	$78,678

Cumulative goodwill impairments as of December 31, 2018 and 2017 were $6.1 billion and $181 million, respectively.

The changes in the carrying amount of goodwill during the years ended December 31, 2018 and 2017 reflect the following activity:

Aetna Acquisition
On November 28, 2018, the Company completed the Aetna Acquisition. The majority of the preliminary valuation of goodwill associated with the Aetna Acquisition was recorded in the Health Care Benefits segment. The Company also allocated a portion of such goodwill to the Retail/LTC and Pharmacy Services segments related to the fair value of identified synergies that are expected to directly benefit those segments. See Note 2 ‘‘Acquisition of Aetna’’ for further discussion regarding the Aetna Acquisition.

LTC
During 2018, the LTC reporting unit continued to experience industry wide challenges that have impacted management’s ability to grow the business at the rate that was originally estimated when the Company acquired Omnicare and when the 2017 annual goodwill impairment test was performed. These challenges include lower client retention rates, lower occupancy rates in skilled nursing facilities, the deteriorating financial health of numerous skilled nursing facility customers which resulted in a number of customer bankruptcies in 2018, and continued facility reimbursement pressures. In June 2018, LTC management submitted its initial budget for 2019 and updated the 2018 annual forecast which showed a projected deterioration in the financial results for the remainder of 2018 and in 2019, which also caused management to update its long-term forecast beyond 2019. Based on these updated projections, management determined that there were indicators that the LTC reporting unit’s goodwill may be impaired and, accordingly, management performed an interim goodwill impairment test as of June 30, 2018. The results of that interim impairment test showed that the fair value of the LTC reporting unit was lower than the carrying value, resulting in a $3.9 billion pre-tax goodwill impairment charge in the second quarter of 2018. The fair value of the LTC reporting unit was determined using a combination of a discounted cash flow method and a market multiple method. In addition to the lower financial projections, higher risk-free interest rates and lower market multiples of peer group companies contributed to the amount of the second quarter 2018 goodwill impairment charge.

During the third quarter of 2018, the Company performed its required annual impairment tests of goodwill and concluded there was no impairment of goodwill or trade names.

During the fourth quarter of 2018, the LTC reporting unit missed its forecast primarily due to operational issues and customer liquidity issues, including one significant customer bankruptcy. Additionally, LTC management submitted an updated final budget for 2019 which showed significant additional deterioration in the projected financial results for 2019 compared to the analyses performed in the second and third quarters of 2018 primarily due to continued industry and operational challenges, which also caused management to make further updates to its long-term forecast beyond 2019. The updated projections continue to reflect industry wide challenges including lower occupancy rates in skilled nursing facilities, significant deterioration in the financial health of numerous skilled nursing facility customers and continued facility reimbursement pressures. Based on these updated projections, management determined that there were indicators that the LTC reporting unit’s goodwill may be further impaired and, accordingly, an interim goodwill impairment test was performed during the fourth quarter of 2018. The results of that impairment test showed that the fair value of the LTC reporting unit was lower than the carrying value, resulting in an additional $2.2 billion goodwill impairment charge in the fourth quarter of 2018. In addition to the lower financial projections, lower market multiples of peer group companies also contributed to the amount of the fourth quarter 2018 goodwill impairment charge. The fair value of the LTC reporting unit was determined using a methodology consistent with the methodology described above for the analyses performed during the second and third quarters of 2018.

As of December 31, 2018, the remaining goodwill balance in the LTC reporting unit is approximately $431 million.

RxCrossroads
During 2017, the Company began pursuing various strategic alternatives for its RxCrossroads reporting unit. In connection with this effort, the Company performed an interim goodwill impairment test in the second quarter of 2017. The results of that impairment test showed that the fair value of the RxCrossroads reporting unit was lower than the carrying value, resulting in a $135 million pre-tax goodwill impairment charge in the second quarter of 2017.

The TCJA was enacted on December 22, 2017 and reduced the United States federal corporate income tax rate from 35% to 21% effective January 1, 2018 (see Note 10 ‘‘Income Taxes’’). As a result, the RxCrossroads deferred income tax liabilities were reduced by $47 million and an income tax benefit of $47 million was recorded in the 2017 statement of operations. The reduction in the deferred income tax liabilities increased the carrying value of the RxCrossroads reporting unit by $47 million which triggered an additional goodwill impairment charge in the RxCrossroads reporting unit of $46 million during the fourth quarter of 2017.

On January 2, 2018, the Company sold its RxCrossroads subsidiary to McKesson Corporation for $725 million, at which time the remaining goodwill of this reporting unit was removed from the consolidated balance sheet.

Intangible Assets

The following table is a summary of the Company’s intangible assets as of December 31:

In millions, except weighted average life	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Weighted Average Life (years)
2018
Trademarks (indefinitely-lived)	$10,498	$—	$10,498	N/A
Customer contracts/relationships and covenants not to compete	26,213	(6,349)	19,864	14.8
Technology	1,060	(31)	1,029	3.0
Provider networks	4,200	(19)	4,181	20.0
Value of Business Acquired	590	(7)	583	20.0
Favorable leases and other	1,177	(808)	369	17.1
Total	$43,738	$(7,214)	$36,524	15.3

2017
Trademark (indefinitely-lived)	$6,398	$—	$6,398	N/A
Customer contracts/relationships and covenants not to compete	12,341	(5,536)	6,805	15.3
Favorable leases and other	1,190	(763)	427	16.2
Total	$19,929	$(6,299)	$13,630	15.4

Amortization expense for intangible assets totaled $1.0 billion, $817 million and $795 million for the years ended December 31, 2018, 2017 and 2016, respectively. The projected annual amortization expense for the Company’s intangible assets for the next five years is as follows:

In millions
2019	$2,563
2020	2,350
2021	2,253
2022	1,879
2023	1,844

6.	Leases

The Company leases most of its retail and mail order dispensing pharmacy locations, and certain distribution centers and corporate offices under noncancelable operating leases, typically with initial terms of 15 to 25 years and with options that permit renewals for additional periods. The Company also leases certain equipment and other assets under noncancelable operating leases, typically with initial terms of 3 to 10 years.

In December 2015, in connection with the acquisition of the pharmacy and clinic businesses of Target, the Company entered into lease agreements with Target for the pharmacy and clinic space within Target stores. Given that the noncancelable contractual term of the pharmacy lease arrangement exceeds the remaining estimated economic life of the buildings being leased, the Company concluded for accounting purposes that the lease term was the remaining economic life of the buildings. Consequently, most of the individual Target pharmacy and clinic leases are capital leases.

Minimum rent on operating leases is expensed on a straight-line basis over the term of the lease. In addition to minimum rental payments, certain leases require additional payments based on sales volume, as well as reimbursement for real estate taxes, common area maintenance and insurance, which are expensed as incurred.

The following table is a summary of the Company’s net rental expense for operating leases for the years ended December 31:

In millions	2018	2017	2016
Minimum rentals	$2,528	$2,455	$2,418
Contingent rentals	28	29	35
Rental expense	2,556	2,484	2,453
Less: sublease income	(21)	(24)	(24)
Total rental expense, net	$2,535	$2,460	$2,429

The following table is a summary of the future minimum lease payments under capital and operating leases as of December 31, 2018:

	Capital	Operating
In millions	Leases	Leases(1)
2019	$74	$2,690
2020	73	2,544
2021	73	2,399
2022	73	2,233
2023	73	2,110
Thereafter	875	16,004
Total future lease payments (2)	1,241	$27,980
Less: imputed interest	(599)
Present value of capital lease obligations	$642

_____________________________________________

(1)	Future operating lease payments have not been reduced by minimum sublease rentals of $164 million due in the future under noncancelable subleases.

(2)
The Company leases pharmacy and clinic space from Target. Amounts related to such capital and operating leases are reflected above. Amounts due in excess of the remaining estimated economic life of the buildings of approximately $2.1 billion are not reflected herein since the estimated economic life of the buildings is shorter than the contractual term of the lease arrangement.

The Company finances a portion of its store development program through sale-leaseback transactions. The properties are generally sold at net book value, which generally approximates fair value, and the resulting leases generally qualify and are accounted for as operating leases. The operating leases that resulted from these transactions are included in the above table. The Company does not have any retained or contingent interests in the stores and does not provide any guarantees, other than a guarantee of lease payments, in connection with the sale-leaseback transactions. There were no sale-leaseback transactions in 2018. Proceeds from sale-leaseback transactions totaled $265 million and $230 million in 2017 and 2016, respectively.

7.	Health Care Costs Payable

On November 28, 2018, the Company completed the Aetna Acquisition. Prior to the Aetna Acquisition, the Company’s health care costs payable balance was immaterial and related to unpaid pharmacy claims for its stand-alone Medicare Part D PDPs within the Pharmacy Services segment. Accordingly, the Company will include disclosures for health care costs payable for the year ended December 31, 2018. Since the health care costs payable liability related to the Pharmacy Services segment is immaterial, the Company’s disclosures will be presented on a consolidated basis and will not be disaggregated between the Pharmacy Services and Health Care Benefits segments.

Health care costs payable consist principally of unpaid fee-for-service medical, dental and pharmacy claims, capitation costs, other amounts due to health care providers pursuant to risk-sharing arrangements and accruals for state assessments within the Health Care Benefits segment. See Note 1 ‘‘Significant Accounting Policies’’ for information on how the Company estimates IBNR reserves and health care costs payable as well as changes to those methodologies, if any. The Company’s estimate of IBNR liabilities is primarily based on trend and completion factors. Claim frequency is not used in the calculation of the Company’s liability. In addition, it is impracticable to disclose claim frequency information for health care claims due to the Company’s inability to gather consistent claim frequency information across its multiple claims processing systems. Any claim frequency count disclosure would not be comparable across the Company’s different claim processing systems and would not be consistent from period to period based on the volume of claims processed through each system. As a result, health care claim count frequency was not included in the disclosures included below.

The following table shows the components of the change in health care costs payable during 2018:

In millions
Health care costs payable, beginning of the period	$5
Less: Reinsurance recoverables	—
Health care costs payable, beginning of the period, net	5
Acquisitions, net	5,357
Add: Components of incurred health care costs
Current year	6,594
Prior years	(42)
Total incurred health care costs (1)	6,552
Less: Claims paid
Current year	6,464
Prior years	260
Total claims paid	6,724
Add: Premium deficiency reserve	16
Health care costs payable, end of period, net	5,206
Add: Reinsurance recoverables	4
Health care costs payable, end of period	$5,210

_____________________________________________

(1)
Total incurred health care costs for the year ended December 31, 2018 in the table above exclude (i) $16 million related to a premium deficiency reserve for the 2019 coverage year related to Medicaid products, (ii) $4 million of benefit costs recorded in the Health Care Benefits segment that are included in Other Insurance Liabilities on the consolidated balance sheet and (iii) $22 million of benefit costs recorded in the Corporate/Other segment that are included in Other Insurance Liabilities on the consolidated balance sheet.

At December 31, 2018, the Company’s liabilities for IBNR plus expected development on reported claims totaled approximately $4.1 billion. Substantially all of the Company’s liabilities for IBNR plus expected development on reported claims at December 31, 2018 related to the current calendar year.

Due to the proximity of the Aetna Acquisition Date to December 31, 2018, the Company did not include disclosures related to incurred and paid claim development from November 28, 2018 to December 31, 2018. The Company will begin including disclosures related to incurred and paid claim development for the year ended December 31, 2019.

8.	Borrowings and Credit Agreements

The following table is a summary of the Company’s borrowings as of December 31:

In millions	2018	2017
Short-term debt
Commercial paper	$720	$1,276

Long-term debt
1.9% senior notes due July 2018	—	2,250
2.25% senior notes due December 2018	—	1,250
2.2% senior notes due March 2019	375	—
2.25% senior notes due August 2019	850	850
3.125% senior notes due March 2020	2,000	—
Floating rate notes due March 2020	1,000	—
2.8% senior notes due July 2020	2,750	2,750
3.35% senior notes due March 2021	3,000	—
Floating rate notes due March 2021	1,000	—
4.125% senior notes due May 2021	550	550
2.125% senior notes due June 2021	1,750	1,750
4.125% senior notes due June 2021	500	—
5.45% senior notes due June 2021	600	—
3-Year tranche loan due November 2021	3,000	—
3.5% senior notes due July 2022	1,500	1,500
2.75% senior notes due November 2022	1,000	—
2.75% senior notes due December 2022	1,250	1,250
4.75% senior notes due December 2022	399	399
3.7% senior notes due March 2023	6,000	—
2.8% senior notes due June 2023	1,300	—
4% senior notes due December 2023	1,250	1,250
3.375% senior notes due August 2024	650	650
3.5% senior notes due November 2024	750	—
5% senior notes due December 2024	299	299
4.1% senior notes due March 2025	5,000	—
3.875% senior notes due July 2025	2,828	2,828
2.875% senior notes due June 2026	1,750	1,750
6.25% senior notes due June 2027	372	372
4.3% senior notes due March 2028	9,000	—
4.875% senior notes due July 2035	652	652
3.25% senior exchange debentures due December 2035	—	1
6.625% senior notes due June 2036	771	—
6.75% senior notes due December 2037	533	—
4.78% senior notes due March 2038	5,000	—
6.125% senior notes due September 2039	447	447
5.75% senior notes due May 2041	133	133
4.5% senior notes due May 2042	500	—
4.125% senior notes due November 2042	500	—
5.3% senior notes due December 2043	750	750
4.75% senior notes due March 2044	375	—
5.125% senior notes due July 2045	3,500	3,500
3.875% senior notes due August 2047	1,000	—
5.05% senior notes due March 2048	8,000	—
Capital lease obligations	642	670
Other	19	43
Total debt principal	74,265	27,170
Debt premiums	302	28
Debt discounts and deferred financing costs	(1,138)	(196)
	73,429	27,002
Less:
Short-term debt (commercial paper)	(720)	(1,276)
Current portion of long-term debt	(1,265)	(3,545)
Long-term debt	$71,444	$22,181

The following is a summary of the Company’s required principal debt repayments due during each of the next five years and thereafter, as of December 31, 2018:

In millions
2019	$1,985
2020	5,775
2021	10,427
2022	4,178
2023	8,581
Thereafter	43,319
Total	$74,265

Short-term Borrowings

Commercial Paper and Back-up Credit Facilities
The Company had approximately $720 million and $1.3 billion of commercial paper outstanding at weighted average interest rates of 2.8% and 2.0% as of December 31, 2018 and 2017, respectively. In connection with its commercial paper program, the Company maintains a $1.75 billion 364-day unsecured back-up revolving credit facility, which expires on May 16, 2019, a $1.25 billion, five-year unsecured back-up revolving credit facility, which expires on July 1, 2020, a $1.0 billion, five-year unsecured back-up revolving credit facility, which expires on May 18, 2022, and a $2.0 billion, five-year unsecured back-up revolving credit facility, which expires on May 17, 2023. The credit facilities allow for borrowings at various rates that are dependent, in part, on the Company’s public debt ratings and require the Company to pay a weighted average quarterly facility fee of approximately .03%, regardless of usage. As of December 31, 2018 and 2017, there were no borrowings outstanding under any of the back-up credit facilities.

Bridge Loan Facility
On December 3, 2017, in connection with the Aetna Acquisition, the Company entered into a $49.0 billion unsecured bridge loan facility commitment. The Company paid $221 million in fees upon entering into the agreement. The fees were capitalized in other current assets and were amortized as interest expense over the period the bridge loan facility commitment was outstanding. The bridge loan facility commitment was reduced to $44.0 billion on December 15, 2017 upon the Company entering into a $5.0 billion term loan agreement. The Company recorded $56 million of amortization of the bridge loan facility fees during the year ended December 31, 2017, which was recorded in interest expense in the consolidated statements of operations.

On March 9, 2018, the Company issued an aggregate of $40.0 billion principal amount of unsecured floating rate notes and unsecured fixed rate senior notes, collectively the “2018 Notes”. At this time, the bridge loan facility commitment was reduced to $4.0 billion, and the Company paid $8 million in fees to retain the bridge loan facility commitment through the Aetna Acquisition Date. Those fees were capitalized in other current assets and were amortized as interest expense over the period the bridge loan facility commitment was outstanding. The Company recorded $173 million of amortization of the bridge loan facility commitment fees during the year ended December 31, 2018, which was recorded in interest expense in the consolidated statement of operations. On October 26, 2018, the Company entered into a $4.0 billion unsecured 364-day bridge term loan agreement to formalize the bridge loan facility discussed above. On November 28, 2018, in connection with the Aetna Acquisition, the $4.0 billion unsecured 364-day bridge term loan agreement terminated.

Terminated Revolving Credit Facility
On January 3, 2017, the Company entered into a $2.5 billion revolving credit facility. The credit facility allowed for borrowings at various rates that were dependent, in part, on the Company’s debt ratings and required the Company to pay a weighted average quarterly facility fee of approximately 0.03%, regardless of usage. The Company terminated this credit facility in May 2017.

Federal Home Loan Bank of Boston
Since the Aetna Acquisition Date, a subsidiary of the Company is a member of the FHLBB. As a member, the subsidiary has the ability to obtain cash advances, subject to certain minimum collateral requirements. The maximum borrowing capacity available from the FHLBB as of December 31, 2018 was approximately $790 million. As of December 31, 2018, there were no outstanding advances from the FHLBB.

Long-term Borrowings

2018 Notes
On March 9, 2018, the Company issued the 2018 Notes with an aggregate principal amount of $40.0 billion, for total proceeds of approximately $39.4 billion, net of discounts and underwriting fees. The net proceeds of the 2018 Notes were used to fund a portion of the Aetna Acquisition. The 2018 Notes are comprised of the following:

In millions
3.125% senior notes due March 2020	$2,000
Floating rate notes due March 2020	1,000
3.35% senior notes due March 2021	3,000
Floating rate notes due March 2021	1,000
3.7% senior notes due March 2023	6,000
4.1% senior notes due March 2025	5,000
4.3% senior notes due March 2028	9,000
4.78% senior notes due March 2038	5,000
5.05% senior notes due March 2048	8,000
Total debt principal	$40,000

Beginning in December 2017 through March 31, 2018, the Company entered into several interest rate swap and treasury lock transactions to manage interest rate risk. These agreements were designated as cash flow hedges and were used to hedge the exposure to variability in future cash flows resulting from changes in interest rates related to the anticipated issuance of long-term debt to fund the Aetna Acquisition.

In connection with the issuance of the 2018 Notes, the Company terminated all outstanding cash flow hedges. In connection with the hedge transactions, the Company received a net amount of $446 million from the hedge counterparties upon termination, which was recorded as a gain, net of tax, of $331 million in accumulated other comprehensive income and will be reclassified as a reduction of interest expense over the life of the 2018 Notes. See Note 13 ‘‘Other Comprehensive Income (Loss)’’ for additional information. The Company expects to reclassify approximately $18 million, net of tax, in gains associated with these cash flow hedges into net income within the next 12 months.

Term Loan Agreement
On December 15, 2017, in connection with the Aetna Acquisition, the Company entered into a $5.0 billion term loan agreement. The term loan facility under the term loan agreement consists of a $3.0 billion three-year tranche and a $2.0 billion five-year tranche. The term loan agreement allows for borrowings at various rates that are dependent, in part, on the Company’s debt ratings. In connection with the Aetna Acquisition, the Company borrowed $5.0 billion (a $3.0 billion three-year tranche and a $2.0 billion five-year tranche) under term loan agreement in November 2018. The Company terminated the $2.0 billion five-year tranche in December 2018 with the repayment of the borrowing. As of December 31, 2018, the Company had $3.0 billion outstanding under the three-year tranche of the term loan agreement.

Aetna Related Debt
On the Aetna Acquisition Date, the Company assumed long-term debt with a fair value of $8.1 billion, with stated interest rates ranging from 2.2% to 6.75%. The long-term debt assumed is included in the summary of borrowings table above.

2016 Notes
On May 16, 2016, the Company issued $1.75 billion aggregate principal amount of 2.125% unsecured senior notes due June 1, 2021 and $1.75 billion aggregate principal amount of 2.875% unsecured senior notes due June 1, 2026 (collectively, the “2016 Notes”) for total proceeds of approximately $3.5 billion, net of discounts and underwriting fees. The 2016 Notes may be redeemed, in whole at any time, or in part from time to time, at the Company’s option at a defined redemption price plus accrued and unpaid interest to the redemption date. The net proceeds of the 2016 Notes were used for general corporate purposes and to repay certain corporate debt.

Early Extinguishment of Long-Term Debt
On May 16, 2016, the Company announced tender offers for (i) any and all of its 5.75% senior notes due 2017, its 6.60% senior notes due 2019 and its 4.75% senior notes due 2020 (collectively, the “Any and All Notes”) and (ii) up to $1.5 billion aggregate principal amount of the 4.75% Senior Notes due 2022 issued by its wholly-owned subsidiary Omnicare, the 5.00% Senior Notes due 2024 issued by Omnicare, its 3.875% Senior Notes due 2025, its 6.25% Senior Notes due 2027, its 4.875% Senior Notes due 2035, its 6.125% Senior Notes due 2039 and its 5.75% Senior Notes due 2041 (collectively, the “Maximum Tender Offer Notes” and together with the Any and All Notes, the “Notes”). On May 31, 2016, the Company increased the aggregate principal amount of the tender offers for the Maximum Tender Offer Notes to $2.25 billion. The Company purchased approximately $835 million aggregate principal amount of the Any and All Notes and $2.25 billion aggregate principal amount of the Maximum Tender Offer Notes pursuant to the tender offers, which expired on June 13, 2016. In connection with the purchase of the Notes, the Company paid a premium of $486 million in excess of the debt principal, wrote off $50 million of unamortized deferred financing costs and incurred $6 million in fees, for a total loss on early extinguishment of long-term debt of $542 million, which was recorded in income from continuing operations in the consolidated statement of operations for the year ended December 31, 2016.

On June 27, 2016, the Company notified the holders of the remaining Any and All Notes that the Company was exercising its option to redeem the outstanding Any and All Notes pursuant to the terms of the Any and All Notes and the Indenture dated as of August 15, 2006, between the Company and The Bank of New York Mellon Trust Company, N.A. Approximately $1.1 billion aggregate principal amount of Any and All Notes was redeemed on July 27, 2016. In connection with that redemption, the Company paid a premium of $97 million in excess of the debt principal and wrote off $4 million of unamortized deferred financing costs, for a total loss on early extinguishment of long-term debt of $101 million, which was recorded in income from continuing operations in the consolidated statement of operations for the year ended December 31, 2016.

Debt Covenants

The back-up revolving credit facilities, unsecured senior notes, unsecured floating rate notes and term loan agreement contain customary restrictive financial and operating covenants. These covenants do not include a requirement for the acceleration of the Company’s debt maturities in the event of a downgrade in the Company’s credit rating. The Company does not believe the restrictions contained in these covenants materially affect its financial or operating flexibility. As of December 31, 2018, the Company was in compliance with all of its debt covenants.

9.	Pension Plans and Other Postretirement Benefits

Defined Contribution Plans

As of December 31, 2018, the Company sponsors several active 401(k) savings plans that cover all employees who meet plan eligibility requirements. The Company makes matching contributions consistent with the provisions of the respective plans.

At the participant’s option, account balances, including the Company’s matching contribution, can be invested without restriction among various investment options under each plan. Two of the defined contribution plans offer the Company’s common stock fund as an investment option. The Company also maintains nonqualified, unfunded deferred compensation plans for certain key employees. The plans provide participants the opportunity to defer portions of their eligible compensation and for certain nonqualified plans, participants receive matching contributions equivalent to what they could have received under the CVS Health 401(k) Plan or Aetna 401(k) Plan absent certain restrictions and limitations under the Internal Revenue Code. The Company’s contributions under the above defined contribution plans were $334 million, $314 million and $295 million in 2018, 2017 and 2016, respectively. The Company’s contributions for the year ended December 31, 2018 include contributions to the Aetna Inc. 401(k) plan subsequent to the Aetna Acquisition Date.

Defined Benefit Pension Plans

On November 28, 2018, the Company completed the Aetna Acquisition. Aetna sponsors a tax-qualified pension plan that was frozen in 2010. Aetna also sponsors a non-qualified supplemental pension plan that was frozen in 2007. Aetna’s pension plan benefit obligations and the fair value of plan assets were remeasured as of the Aetna Acquisition Date.

Prior to the Aetna Acquisition, during the year ended December 31, 2017, the Company settled the pension obligations of its existing two tax-qualified defined benefit pension plans by irrevocably transferring pension liabilities to an insurance company through the purchase of group annuity contracts and through lump sum distributions. These purchases, funded with pension plan assets, resulted in pre-tax settlement losses of $187 million in the year ended December 31, 2017, related to the recognition of accumulated deferred actuarial losses. The settlement losses were recorded in other expense in the consolidated statement of operations. The Company also sponsors several other defined benefit pension plans that are unfunded nonqualified supplemental retirement plans as described in the “Other Postretirement Benefits” section below.

Pension Benefit Obligations and Plan Assets
The following tables outline the change in benefit obligations and plan assets over the specified periods:

In millions	2018	2017
Change in benefit obligation:
Benefit obligation, beginning of year	$131	$844
Acquired benefit obligations	5,685	—
Interest cost	25	20
Actuarial loss (gain)	41	(31)
Benefit payments	(41)	(35)
Settlements	—	(667)
Benefit obligation, end of year	$5,841	$131

In millions	2018	2017
Change in plan assets:
Fair value of plan assets, beginning of year	$—	$624
Fair value of plan assets acquired	5,709	—
Actual return on plan assets	(17)	32
Employer contributions	12	46
Benefit payments	(41)	(35)
Settlements	—	(667)
Fair value of plan assets, end of year	5,663	—

Funded status	$(178)	$(131)

The assets (liabilities) recognized on the consolidated balance sheets at December 31, 2018 and 2017 for the pension plans consisted of the following:

In millions	2018	2017
Accrued benefit assets reflected in other assets	$147	$—
Accrued benefit liabilities reflected in accrued expenses	(25)	(21)
Accrued benefit liabilities reflected in other long-term liabilities	(300)	(110)
Net liabilities	$(178)	$(131)

Net Periodic Benefit Costs
The components of net periodic benefit cost for the years ended December 31 are shown below:

In millions	2018	2017	2016
Components of net periodic benefit cost:
Interest cost	$25	$20	$27
Expected return on plan assets	(33)	(20)	(32)
Amortization of net actuarial loss	2	21	32
Settlement losses	—	187	—
Net periodic benefit cost	$(6)	$208	$27

Pension Plan Assumptions
The Company uses a series of actuarial assumptions to determine its benefit obligations and net benefit costs as further detailed below.

Discount Rates - The discount rate for the acquired Aetna plans is determined using a yield curve as of the annual measurement date. Each yield curve consisted of a series of individual discount rates, with each discount rate corresponding to a single point in time, based on high-quality bonds. Projected benefit payments are discounted to the measurement date using the corresponding rate from the yield curve. The weighted average discount rate for the Aetna pension plans was 4.4% in 2018.

The Company settled the pension obligations of its existing tax-qualified plans during 2017. The discount rates for determining plan benefit obligations (excluding the terminated qualified plan) were approximately 4.0%, 3.5% and 4.0% in 2018, 2017 and 2016, respectively. The discount rate for the terminated qualified plan was 3.1% in 2016.

Expected Return on Plan Assets - The expected long-term rate of return on plan assets is determined by using the plan’s target allocation and return expectations based on many factors including forecasted long-term capital market real returns and the inflationary outlook on a plan by plan basis. The expected long-term rate of return for the acquired Aetna plans was 6.6% in 2018. See “Pension Plan Assets” below for additional details regarding the Aetna pension plan assets as of December 31, 2018.

The Company settled the pension obligations of its existing tax-qualified plans during 2017. The expected long-term rate of return for these plans ranged from 4.0% to 5.5% in both 2017 and 2016.

Net Actuarial Losses/Gains - Based on the mortality experience of the acquired Aetna pension plans, in 2018 the Company utilized the RP-2014WC Mortality Table with a generation projection of future mortality improvements using Scale MP-2018 for the acquired Aetna plans.

Pension Plan Assets
As of December 31, 2017, the assets in the Company’s prior qualified defined benefit pension plans had been fully liquidated to settle all plan obligations through the purchase of group annuity contracts and through lump sum distributions. On November 28, 2018, the Company completed the Aetna Acquisition. At December 31, 2018, the assets of the Aetna pension plan (the “Aetna Pension Plan”) primarily include debt and equity securities held in separate accounts, as well as common/collective trusts and real estate investments. The valuation methodologies used to price these debt and equity securities and common/collective trusts are similar to the methodologies described in Note 4 “Fair Value.” Assets of the Aetna pension plan also include investments in other assets that are carried at fair value. The following is a description of the valuation methodology used to price real estate investments and these additional investments, including the general classification pursuant to the fair value hierarchy.

Real Estate - Real estate investments are valued by independent third party appraisers. The appraisals comply with the Uniform Standards of Professional Appraisal Practice, which includes, among other things, the income, cost, and sales comparison approaches to estimating property value. Therefore, these investments are classified in Level 3.

Private equity and hedge fund limited partnerships - Private equity and hedge fund limited partnerships are carried at fair value which is estimated using the NAV per unit as reported by the administrator of the underlying investment fund as a practical expedient to fair value. Therefore, these investments have been excluded from the fair value table below.

Aetna Pension Plan assets with changes in fair value measured on a recurring basis at December 31, 2018 were as follows:

In millions	Level 1	Level 2	Level 3	Total
Debt securities:
U.S. government securities	$511	$38	$—	$549
States, municipalities and political subdivisions	—	147	—	147
U.S. corporate securities	—	1,671	5	1,676
Foreign securities	—	177	—	177
Residential mortgage-backed securities	—	339	—	339
Commercial mortgage-backed securities	—	70	—	70
Other asset-backed securities	—	162	—	162
Redeemable preferred securities	—	6	—	6
Total debt securities	511	2,610	5	3,126
Equity securities:
U.S. Domestic	744	—	—	744
International	356	—	—	356
Domestic real estate	30	—	—	30
Total equity securities	1,130	—	—	1,130
Other investments:
Real estate	—	—	425	425
Common/collective trusts (1)	—	253	—	253
Derivatives	—	2	—	2
Total other investments	—	255	425	680
Total pension investments (2)	$1,641	$2,865	$430	$4,936

_____________________________________________

(1)	The assets in the underlying funds of common/collective trusts consist of $109 million of equity securities and $144 million of debt securities.

(2)
Excludes $98 million of cash and cash equivalents, $465 million of private equity limited partnership investments and $164 million of hedge fund limited partnership investments as the amounts are carried at fair value.

The change in the balance of pension plan assets during 2018 relates to investments acquired in the Aetna Acquisition, which occurred on November 28, 2018. There was an immaterial amount of transfers into or out of Level 3 from November 28, 2018 to December 31, 2018.

The Aetna Pension Plan invests in a diversified mix of assets intended to maximize long-term returns while recognizing the need for adequate liquidity to meet ongoing benefit and administrative obligations. The risk of unexpected investment and actuarial outcomes is regularly evaluated. This evaluation is performed through forecasting and assessing ranges of investment outcomes over short- and long-term horizons and by assessing Aetna Pension Plan’s liability characteristics. Complementary investment styles and techniques are utilized by multiple professional investment firms to further improve portfolio and operational risk characteristics. Public and private equity investments are used primarily to increase overall plan returns. Real estate investments are viewed favorably for their diversification benefits and above-average dividend generation. Fixed income investments provide diversification benefits and liability hedging attributes that are desirable, especially in falling interest rate environments.

At December 31, 2018, target investment allocations for the Aetna Pension Plan were: 31% in equity securities, 57% in debt securities, 6% in real estate, 3% in private equity limited partnerships and 3% in hedge funds. Actual asset allocations may differ from target allocations due to tactical decisions to overweight or underweight certain assets or as a result of normal fluctuations in asset values. Asset allocations are consistent with stated investment policies and, as a general rule, periodically rebalanced back to target asset allocations. Asset allocations and investment performance are formally reviewed periodically throughout the year by the Aetna Pension Plan’s Benefit Finance Committee. Forecasting of asset and liability growth is performed at least annually.

Cash Flows
The Company generally contributes to its tax-qualified pension plans based on minimum funding requirements determined under applicable federal laws and regulations. Employer contributions related to the non-qualified supplemental pension plans generally represent payments to retirees for current benefits. The Company contributed $12 million, $46 million and $25 million to the pension plans during 2018, 2017 and 2016, respectively. No contributions are required for the Aetna Pension Plan in 2019. The Company expects to make an immaterial amount of contributions for all other pension plans in 2019. The Company estimates the following future benefit payments, which are calculated using the same actuarial assumptions used to measure the pension plan benefit obligation as of December 31, 2018:

In millions
2019	$375
2020	387
2021	411
2022	387
2023	391
2024-2028	1,916

Multiemployer Pension Plans
The Company also contributes to a number of multiemployer pension plans under the terms of collective-bargaining agreements that cover its union-represented employees. The risks of participating in these multiemployer plans are different from single-employer pension plans in the following aspects: (i) assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers, (ii) if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers, and (iii) if the Company chooses to stop participating in some of its multiemployer plans, the Company may be required to pay those plans an amount based on the underfunded status of the applicable plan, referred to as a withdrawal liability.

None of the multiemployer pension plans in which the Company participates are individually significant to the Company. Total Company contributions to multiemployer pension plans were $18 million, $17 million and $15 million in 2018, 2017 and 2016, respectively.

Other Postretirement Benefits

The Company provides postretirement health care and life insurance benefits to certain retirees who meet eligibility requirements. On November 28, 2018, the Company completed the Aetna Acquisition. Aetna also sponsors OPEB plans that provide certain health care and life insurance benefits for retired employees. The Company’s funding policy is generally to pay covered expenses as they are incurred. For retiree medical plan accounting, the Company reviews external data and its own historical trends for health care costs to determine the health care cost trend rates. As of December 31, 2018 and 2017, the Company’s other postretirement benefits had an accumulated postretirement benefit obligation of $228 million and $25 million, respectively. Net periodic benefit costs related to these other postretirement benefits were $2 million in 2018, and $1 million in both 2017 and 2016.

The Company estimates the following future benefit payments, which are calculated using the same actuarial assumptions used to measure the other postretirement benefit obligation as of December 31, 2018:

In millions
2019	$17
2020	17
2021	17
2022	16
2023	16
2024-2028	76

Pursuant to various collective bargaining agreements, the Company also contributes to multiemployer health and welfare plans that cover certain union-represented employees. The plans provide postretirement health care and life insurance benefits to certain employees who meet eligibility requirements. Total Company contributions to multiemployer health and welfare plans were $58 million, $58 million and $52 million in 2018, 2017 and 2016, respectively.

10.	Income Taxes

The income tax provision for continuing operations consisted of the following for the years ended December 31:

In millions	2018	2017	2016
Current:
Federal	$1,480	$2,594	$2,803
State	499	464	511
	1,979	3,058	3,314
Deferred:
Federal	22	(1,435)	5
State	1	14	(2)
	23	(1,421)	3
Total	$2,002	$1,637	$3,317

The TCJA was enacted on December 22, 2017. Among numerous changes to existing tax laws, the TCJA permanently reduced the federal corporate income tax rate from 35% to 21% effective on January 1, 2018. The effects of changes in tax rates on deferred tax balances are required to be taken into consideration in the period in which the changes are enacted, regardless of when they are effective. As a result of the reduction of the corporate income tax rate under the TCJA, the Company estimated the revaluation of its net deferred tax liabilities and recorded a provisional noncash income tax benefit of approximately $1.5 billion for year ended December 31, 2017. The Company completed its assessment of the TCJA’s final impact in December 2018 and recorded an additional tax benefit of approximately $100 million in the year ended December 31, 2018.

The following table is a reconciliation of the statutory income tax rate to the Company’s effective income tax rate for continuing operations for the years ended December 31:

	2018	2017	2016
Statutory income tax rate	21.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	27.7	4.1	4.1
Effect of the Tax Cuts and Jobs Act	(7.1)	(18.3)	—
Health insurer fee	2.2	—	0.2
Goodwill impairments	89.5	0.8	—
Sale of subsidiary	5.0	—	—
Other	4.1	(1.8)	(0.9)
Effective income tax rate	142.4%	19.8%	38.4%

The following table is a summary of the components of the Company’s deferred income tax assets and liabilities as of December 31:

In millions	2018	2017
Deferred income tax assets:
Lease and rents	$277	$291
Inventory	28	31
Employee benefits	243	246
Allowance for doubtful accounts	243	187
Retirement benefits	130	40
Net operating loss and capital loss carryforwards	529	101
Deferred income	104	93
Insurance reserves	467	—
Investments	11	—
Other	242	18
Valuation allowance	(520)	(77)
Total deferred income tax assets	1,754	930
Deferred income tax liabilities:
Depreciation and amortization	(9,431)	(3,926)
Total deferred income tax liabilities	(9,431)	(3,926)
Net deferred income tax liabilities	$(7,677)	$(2,996)

The increase in net deferred income tax liabilities is mainly due to the Aetna Acquisition. As of December 31, 2018, the Company has net operating and capital loss carryovers of approximately $529 million. The Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent results of operations. The Company established a valuation allowance of $520 million because it does not consider it more likely than not that these deferred tax assets will be recovered.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

In millions	2018	2017	2016
Beginning balance	$344	$307	$338
Additions based on tax positions related to the current year	1	62	68
Additions based on tax positions related to prior years	324	32	70
Reductions for tax positions of prior years	(5)	(28)	(100)
Expiration of statutes of limitation	(2)	(10)	(22)
Settlements	(1)	(19)	(47)
Ending balance	$661	$344	$307

The increase in the balance of unrecognized tax benefits in 2018 compared to 2017 and 2016 is mainly due to the Aetna Acquisition.

The Company and most of its subsidiaries are subject to United States federal income tax as well as income tax of numerous state and local jurisdictions. The Company is a participant in the Compliance Assurance Process, which is a program made available by the Internal Revenue Service (“IRS”) to certain qualifying large taxpayers, under which participants work collaboratively with the IRS to identify and resolve potential tax issues through open, cooperative and transparent interaction prior to the annual filing of their federal income tax return. The IRS has substantially completed its examinations of the Company’s 2015, 2016 and 2017 consolidated United States federal income tax returns. The IRS is currently examining the Company's 2018 consolidated United States federal income tax return.

The Company and its subsidiaries are also currently under income tax examinations by a number of state and local tax authorities. As of December 31, 2018, no examination has resulted in any proposed adjustments that would result in a material change to the Company’s results of operations, financial condition or liquidity.

Substantially all material state and local income tax matters have been concluded for fiscal years through 2012. Certain state exams are likely to be concluded and certain state statutes of limitations will lapse in 2019, but the change in the balance of the Company’s uncertain tax positions is projected to be immaterial. In addition, it is reasonably possible that the Company’s unrecognized tax benefits could change within the next twelve months due to the anticipated conclusion of various examinations with the IRS for various years. An estimate of the range of the possible change cannot be made at this time.

The Company records interest expense related to unrecognized tax benefits and penalties in the income tax provision. The Company accrued interest expense of approximately $19 million, $11 million and $10 million in 2018, 2017 and 2016, respectively. The Company had approximately $80 million and $34 million accrued for interest and penalties as of December 31, 2018 and 2017, respectively.

As of December 31, 2018, the total amount of unrecognized tax benefits that, if recognized, would affect the Company’s effective income tax rate is approximately $597 million, after considering the federal benefit of state income taxes.

11.	Stock Incentive Plans

The terms of the CVS Health 2017 Incentive Compensation Plan (“ICP”) provide for grants of annual incentive and long-term performance awards to executive officers and other officers and employees of the Company or any subsidiary of the Company, as well as equity compensation to outside directors of CVS Health. Payment of such annual incentive and long-term performance awards will be in cash, stock, other awards or other property, at the discretion of the Management Planning and Development Committee (the “MP&D Committee”) of the Company’s Board of Directors (the “Board”). The ICP allows for a maximum of 32 million shares of CVS Health common stock to be reserved and available for grants. Prior to the acquisition of Aetna in 2018, the ICP was the only compensation plan under which the Company granted stock options, restricted stock and other stock-based awards to its employees, with the exception of the Company’s Employee Stock Purchase Plan (“ESPP”). As of December 31, 2018, there were approximately 26 million shares of CVS Health common stock available for future grants under the ICP.

As of the Aetna Acquisition Date, approximately 22 million shares of Aetna common stock subject to awards outstanding under the Amended Aetna Inc. 2010 Stock Incentive Plan (“SIP”) were assumed by CVS Health. In addition, in accordance with the merger agreement, shares which were available for future issuance under the SIP were converted into approximately 32 million shares of CVS Health common stock reserved and available for issuance pursuant to future awards. As of December 31, 2018, there were approximately 32 million shares of CVS Health common stock available for future grants under the SIP.

Stock-based Compensation Expense

Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period of the stock award (generally three to five years) using the straight-line method. The following table is a summary of stock-based compensation for each of the respective periods:

In millions	2018	2017	2016
Stock options and stock appreciation rights (“SARs”) (1)(2)	$70	$65	$79
Restricted stock units and performance stock units (2)	210	169	143
Total stock-based compensation	$280	$234	$222

_____________________________________________

(1)	Includes the ESPP.

(2)
Stock-based compensation for the year ended December 31, 2018 includes $14 million and $27 million associated with accelerated vesting of SARs and restricted stock replacement awards, respectively, issued to Aetna employees who were terminated subsequent to the acquisition.

ESPP

The ESPP provides for the purchase of up to 30 million shares of common stock. Under the ESPP, beginning in 2016, eligible employees could purchase common stock at the end of each six month offering period at a purchase price equal to 90% of the lower of the fair market value on the first day or the last day of the offering period. Prior to 2016, the purchase price was equal to 85% of the lower of the fair market value on the first day or the last day of the offering period. During 2018, approximately two million shares of common stock were purchased under the provisions of the ESPP at an average price of $61.40 per share. As of December 31, 2018, approximately 9 million shares of common stock were available for issuance under the ESPP.

The fair value of stock-based compensation associated with the ESPP is estimated on the date of grant (the first day of the six month offering period) using the Black-Scholes option pricing model.

The following table is a summary of the assumptions used to value the ESPP awards for each of the respective periods:

	2018	2017	2016
Dividend yield (1)	1.45%	1.24%	0.88%
Expected volatility (2)	28.02%	22.70%	20.64%
Risk-free interest rate (3)	1.87%	0.86%	0.45%
Expected life (in years) (4)	0.5	0.5	0.5
Weighted-average grant date fair value	$12.26	$13.01	$14.98

_____________________________________________

(1)	The dividend yield is calculated based on semi-annual dividends paid and the fair market value of the Company’s stock at the grant date.

(2)	The expected volatility is based on the historical volatility of the Company’s daily stock market prices over the previous six month period.

(3)	The risk-free interest rate is based on the Treasury constant maturity interest rate whose term is consistent with the expected term of ESPP purchases (i.e., six months).

(4)	The expected life is based on the semi-annual purchase period.

Restricted Stock Units and Performance Stock Units

The Company’s restricted stock units and performance stock units are considered nonvested share awards and require no payment from the employee. Vesting of the Company’s performance stock units is dependent upon the degree to which the Company achieves its performance goals, which are set at the time of grant by the MP&D Committee. For each restricted stock unit and performance share stock granted, employees receive one share of common stock, net of taxes, at the end of the vesting period. Compensation cost is recorded based on the market price of the Company’s common stock on the grant date and is recognized on a straight-line basis over the requisite service period. On November 28, 2018, the Company completed the Aetna Acquisition. All unvested Aetna performance stock unit and restricted stock unit awards as of the Aetna Acquisition Date were converted into replacement CVS Health restricted stock awards.

As of December 31, 2018, there was $491 million of total unrecognized compensation cost related to Company restricted stock units and performance stock units that are expected to vest. These costs are expected to be recognized over a weighted-average period of 2.01 years. The total fair value of restricted shares vested during 2018, 2017 and 2016 was $262 million, $175 million and $218 million, respectively.

The following table is a summary of the restricted stock unit and performance stock unit activity for the year ended December 31, 2018:

		Weighted Average
		Grant Date
Units in thousands	Units	Fair Value
Unvested at beginning of year	5,014	$86.92
Granted	10,185	$73.18
Vested	(3,757)	$68.85
Forfeited	(437)	$76.92
Unvested at end of year	11,005	$76.18

Stock Options and SARs

All stock option grants are awarded at fair value on the date of grant. The fair value of stock options is estimated using the Black-Scholes option pricing model and stock-based compensation is recognized on a straight-line basis over the requisite service period. Stock options granted generally become exercisable over a four-year period from the grant date. Stock options generally expire seven years after the grant date.

On November 28, 2018, the Company completed the Aetna Acquisition. All unvested Aetna SARs outstanding as of the Aetna Acquisition Date were converted into replacement CVS Health SARs. The replacement SARs granted will be settled in CVS Health common stock, net of taxes, based on the appreciation of the stock price on the exercise date over the market price on the date of grant. The fair value of SARs is estimated using the Black-Scholes option pricing model and stock-based compensation is recognized on a straight-line basis over the requisite service period. SARs generally become exercisable over a three-year period from the grant date. SARs generally expire ten years after the grant date.

The following table is a summary of stock option and SAR activity that occurred for the years ended December 31, 2018, 2017 and 2016:

In millions	2018	2017	2016
Cash received from stock options exercised (including ESPP)	$242	$329	$296
Payments for taxes for net share settlement of equity awards	97	71	72
Intrinsic value of stock options and SARs exercised	79	176	244
Fair value of stock options and SARs vested	324	341	298

The fair value of each stock option and SAR is estimated using the Black-Scholes option pricing model based on the following assumptions at the time of grant:

	2018	2017	2016
Dividend yield (1)	2.76%	2.56%	1.62%
Expected volatility (2)	21.27%	18.39%	17.22%
Risk-free interest rate (3)	2.77%	1.77%	1.24%
Expected life (in years) (4)	4.8	4.1	4.2
Weighted-average grant date fair value	$24.55	$9.43	$13.00

_____________________________________________

(1)	The dividend yield is based on annual dividends paid and the fair market value of the Company’s stock at the grant date.

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

As of December 31, 2018, unrecognized compensation expense related to unvested stock options and SARs totaled $58 million, which the Company expects to be recognized over a weighted-average period of 1.2 years. After considering anticipated forfeitures, the Company expects approximately 11 million of the unvested stock options and SARs to vest over the requisite service period.

The following table is a summary of the Company’s stock option and SAR activity for the year ended December 31, 2018

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
In thousands, except weighted average exercise price and remaining contractual term		Exercise	Contractual	Intrinsic
	Shares	Price	Term	Value
Outstanding at December 31, 2017	20,530	$75.32
Granted	7,144	$51.06
Exercised	(2,993)	$44.62
Forfeited	(908)	$86.97
Expired	(864)	$81.79
Outstanding at December 31, 2018	22,909	$71.15	4.08	$165,245
Exercisable at December 31, 2018	11,436	$72.69	2.23	$73,784
Vested at December 31, 2018 and expected to vest in the future	22,532	$71.18	4.05	$163,596

12.	Shareholders’ Equity

Share Repurchases

The following share repurchase programs have been authorized by the Board:

In billions		Remaining as of
Authorization Date	Authorized	December 31, 2018
November 2, 2016 (“2016 Repurchase Program”)	$15.0	$13.9
December 15, 2014 (“2014 Repurchase Program”)	10.0	—

The share Repurchase Programs, each of which was effective immediately, permit the Company to effect repurchases from time to time through a combination of open market repurchases, privately negotiated transactions, accelerated share repurchase (“ASR”) transactions, and/or other derivative transactions. The 2014 Repurchase Program was completed during the second quarter of 2017. The 2016 Repurchase Program can be modified or terminated by the Board at any time.

2018 Activity
During the year ended December 31, 2018, the Company did not repurchase any shares of common stock pursuant to the 2016 Repurchase Program.

2017 Activity
Pursuant to the authorization under the 2014 Repurchase Program, in August 2016, the Company entered into two fixed dollar ASRs with Barclays Bank PLC (“Barclays”) for a total of $3.6 billion. Upon payment of the $3.6 billion purchase price in January 2017, the Company received a number of shares of its common stock equal to 80% of the $3.6 billion notional amount of the ASRs or approximately 36.1 million shares, which were placed into treasury stock in January 2017. The ASRs were accounted for as an initial treasury stock transaction for $2.9 billion and a forward contract for $0.7 billion. In April 2017, the Company received an additional 9.9 million shares of common stock, representing the remaining 20% of the $3.6 billion notional amount of the ASRs, thereby concluding the ASRs. The additional 9.9 million shares of common stock delivered to the Company by Barclays were placed into treasury stock and the forward contract was reclassified from capital surplus to treasury stock in April 2017.

During the year ended December 31, 2017, the Company repurchased an aggregate of 55.4 million shares of common stock for approximately $4.4 billion under the 2014 and 2016 Repurchase Programs.

2016 Activity
Pursuant to the authorization under the 2014 Repurchase Program, in December 2015, the Company entered into a $725 million fixed dollar ASR with Barclays. Upon payment of the $725 million purchase price in December 2015, the Company received a number of shares of its common stock equal to 80% of the $725 million notional amount of the ASR or approximately 6.2 million shares, which were placed into treasury stock in December 2015. The ASR was accounted for as an initial treasury stock transaction for $580 million and a forward contract for $145 million. The forward contract was classified as an equity instrument and was recorded within capital surplus on the consolidated balance sheet. In January 2016, the Company received an additional 1.4 million shares of common stock, representing the remaining 20% of the $725 million notional amount of the ASR, thereby concluding the ASR. The additional 1.4 million shares of common stock delivered to the Company by Barclays were placed into treasury stock and the forward contract was reclassified from capital surplus to treasury stock in January 2016.

During the year ended December 31, 2016, the Company repurchased an aggregate of 47.5 million shares of common stock for approximately $4.5 billion under the 2014 Repurchase Program.

Dividends

The quarterly cash dividend declared by the Board was $0.50 per share in 2018 and 2017. CVS Health has paid cash dividends every quarter since becoming a public company. Future dividend payments will depend on the Company’s earnings, capital requirements, financial condition and other factors considered relevant by the Board.

Regulatory Requirements

On November 28, 2018, the Company completed the Aetna Acquisition. Aetna’s insurance business operations are conducted through subsidiaries that principally consist of HMOs and insurance companies. The Company’s HMO and insurance subsidiaries report their financial statements in accordance with accounting practices prescribed by state regulatory authorities which may differ from GAAP.

The combined statutory net income for the year ended December 31, 2018 (which includes Aetna and its subsidiaries from November 28, 2018 to December 2018) was not material. The combined statutory capital and surplus at December 31, 2018 of the Company’s insurance and HMO subsidiaries was approximately $11.1 billion. From November 28, 2018 to December 31, 2018, the Company’s insurance and HMO subsidiaries paid $909 million of gross dividends to the Company.

In addition to general state law restrictions on payments of dividends and other distributions to shareholders applicable to all corporations, HMOs and insurance companies are subject to further regulations that, among other things, may require those companies to maintain certain levels of equity and restrict the amount of dividends and other distributions that may be paid to their equity holders. In addition, in connection with the Aetna Acquisition, the Company made certain undertakings that require prior regulatory approval of dividends by certain of its HMOs and insurance companies. At December 31, 2018, these amounts were as follows:

In millions
Estimated minimum statutory surplus required by regulators	$5,358
Investments on deposit with regulatory bodies	630
Estimated maximum dividend distributions permitted in 2019 without prior regulatory approval	584

Noncontrolling Interests

At December 31, 2018, noncontrolling interests were $318 million primarily related to third party interests in the Company’s operating entities. The noncontrolling entities’ share is included in total shareholders’ equity.

13.	Other Comprehensive Income (Loss)

Shareholders’ equity included the following activity in accumulated other comprehensive income (loss) in 2018, 2017 and 2016:

	At December 31,
In millions	2018	2017	2016
Net unrealized investment gains (losses):
Beginning of year balance	$—	$—	$—
Other comprehensive income before reclassifications ($132 pretax)	97	—	—
Amounts reclassified from accumulated other comprehensive income ($1 pretax) (1)	—	—	—
Other comprehensive income	97	—	—
End of year balance	97	—	—

Foreign currency translation adjustments:
Beginning of year balance	(129)	(127)	(165)
Other comprehensive income (loss)	(29)	(2)	38
Other comprehensive income (loss)	(29)	(2)	38
End of year balance	(158)	(129)	(127)

Net cash flow hedges:
Beginning of year balance	(15)	(5)	(7)
Adoption of new accounting standard (4)	(3)	—	—
Other comprehensive income (loss) before reclassifications ($465, $(18) and $0 pretax)	344	(11)	—
Amounts reclassified from accumulated other comprehensive loss ($(19), $2 and $3 pretax) (2)	(14)	1	2
Other comprehensive income (loss)	330	(10)	2
End of year balance	312	(15)	(5)

Pension and OPEB plans:
Beginning of year balance	(21)	(173)	(186)
Adoption of new accounting standard (4)	(4)	—	—
Other comprehensive loss before reclassifications ($(178), $0 and $0 pretax)	(132)	—	—
Amounts reclassified from accumulated other comprehensive loss ($11, $249 and $21 pretax) (3)	8	152	13
Other comprehensive income (loss)	(124)	152	13
End of year balance	(149)	(21)	(173)

Total beginning of year accumulated other comprehensive loss	(165)	(305)	(358)
Adoption of new accounting standard (4)	(7)	—	—
Total other comprehensive income	274	140	53
Total end of year accumulated other comprehensive income (loss)	$102	$(165)	$(305)

_____________________________________________

(1)	Amounts reclassified from accumulated other comprehensive income for debt securities are included in net investment income within the consolidated statements of operations.

(2)	Amounts reclassified from accumulated other comprehensive loss for specifically identified cash flow hedges are included within interest expense in the consolidated statements of operations.

(3)
Amounts reclassified from accumulated other comprehensive loss for specifically identified pension and other postretirement benefits are included in other (income) expense in the consolidated statements of operations.

(4)	See Note 1 ‘‘Significant Accounting Policies’’ for additional information on the adoption of ASU 2018-02 during the first quarter of 2018.

14.	Earnings Per Share

Earnings (loss) per share is computed using the two-class method. For periods in which the Company reports net income, diluted earnings per share is determined by using the weighted average number of common and dilutive common equivalent shares outstanding during the period, unless the effect is antidilutive. Due to the loss from continuing operations attributable to CVS Health in the year ended December 31, 2018, 3 million potentially dilutive common equivalent shares were excluded from the calculation of diluted earnings per share, as the impact of these shares was antidilutive. In addition, options to purchase 13.2 million shares of common stock were outstanding, but were excluded from the calculation of diluted earnings per share, for the year ended December 31, 2018 because the exercise prices of the options were greater than the average market price of the common shares and, therefore, the effect would be antidilutive. For the same reason, options to purchase 10.4 million and 6.7 million shares of common stock were outstanding, but were excluded from the calculation of diluted earnings per share, for the years ended December 31, 2017 and 2016, respectively.

The following is a reconciliation of basic and diluted earnings (loss) per share from continuing operations for the years ended December 31:

In millions, except per share amounts	2018	2017	2016
Numerator for earnings per share calculation:
Income (loss) from continuing operations	$(596)	$6,631	$5,320
Income allocated to participating securities	(3)	(24)	(27)
Net (income) loss attributable to noncontrolling interests	2	(1)	(2)
Income (loss) from continuing operations attributable to CVS Health	$(597)	$6,606	$5,291

Denominator for earnings per share calculation:
Weighted average shares, basic	1,044	1,020	1,073
Effect of dilutive securities	—	4	6
Weighted average shares, diluted	1,044	1,024	1,079

Earnings (loss) per share from continuing operations:
Basic	$(0.57)	$6.48	$4.93
Diluted	$(0.57)	$6.45	$4.91

15.	Reinsurance

The Company utilizes reinsurance agreements primarily to reduce required capital and to facilitate the acquisition or disposition of certain insurance contracts. Ceded reinsurance agreements permit the Company to recover a portion of its losses from reinsurers, although they do not discharge the Company’s primary liability as the direct insurer of the risks reinsured.

On November 30, 2018, Aetna completed the sale of its standalone Medicare Part D prescription drug plans to a subsidiary of WellCare, effective December 31, 2018. In connection with that sale, subsidiaries of WellCare and Aetna entered into reinsurance agreements under which WellCare has ceded to Aetna 100% of the insurance risk related to the divested standalone Medicare Part D prescription drug plans for the 2019 PDP plan year.

In January 2019, the Company entered into two four-year reinsurance agreements with an unrelated reinsurer that allowed it to reduce required capital and provided collateralized excess of loss reinsurance coverage on a portion of the Health Care Benefits segment’s group Commercial Insured business.

Reinsurance recoverables (recorded as other current assets or other assets on the consolidated balance sheets) at December 31, 2018 were as follows:

In millions
Reinsurer
Hartford Life and Accident Insurance Company	$3,470
Lincoln Life & Annuity Company of New York	424
Constitution Life	320
VOYA Retirement Insurance and Annuity Company	186
All Other	141
Total	$4,541

Direct, assumed and ceded premiums earned for the year ended December 31, 2018 were as follows:

In millions
Direct	$8,365
Assumed	38
Ceded	(219)
Net premiums	$8,184

The impact of reinsurance on benefit costs for the year ended December 31, 2018 was as follows:

In millions
Direct	$6,773
Assumed	32
Ceded	(211)
Net benefit costs	$6,594

There is not a material difference between premiums on a written basis versus an earned basis.

The Company also has various agreements with unrelated reinsurers that do not qualify for reinsurance accounting under GAAP, and consequently are accounted for using deposit accounting. These contracts were entered into to reduce the risk of catastrophic loss which in turn reduces the Company’s capital and surplus requirements for certain portions of its group term life insurance and group accidental death and dismemberment insurance businesses and certain portions of the Health Care Benefits segment’s Medicare Advantage and group Commercial Insured businesses. Total deposit assets and liabilities related to reinsurance agreements that do not qualify for reinsurance accounting under GAAP were not material as of December 31, 2018.

16.	Commitments and Contingencies

Guarantees

The Company has the following significant guarantee arrangements at December 31, 2018:

•
ASC Claim Funding Accounts - The Company has arrangements with certain banks for the processing of claim payments for its ASC customers. The banks maintain accounts to fund claims of the Company’s ASC customers. The customer is responsible for funding the amount paid by the bank each day. In these arrangements, the Company guarantees that the banks will not sustain losses if the responsible ASC customer does not properly fund its account. The aggregate maximum exposure under these arrangements is generally limited to $250 million. The Company can limit its exposure to these guarantees by suspending the payment of claims for ASC customers that have not adequately funded the amount paid by the bank.

•
Separate Accounts Assets - Certain Separate Accounts assets associated with the large case pensions business in the Corporate/Other segment represent funds maintained as a contractual requirement to fund specific pension annuities that the Company has guaranteed. Minimum contractual obligations underlying the guaranteed benefits in these Separate Accounts were approximately $1.4 billion at December 31, 2018. See Note 1 ‘‘Significant Accounting Policies’’ for additional information on Separate Accounts. Contract holders assume all investment and mortality risk and are required to maintain Separate Accounts balances at or above a specified level. The level of required funds is a function of the risk underlying the Separate Account’s investment strategy. If contract holders do not maintain the required level of Separate Accounts assets to meet the annuity guarantees, the Company would establish an additional liability. Contract holders’ balances in the Separate Accounts at December 31, 2018 exceeded the value of the guaranteed benefit obligation. As a result, the Company was not required to maintain any additional liability for its related guarantees at December 31, 2018.

Lease Guarantees

Between 1995 and 1997, the Company sold or spun off a number of subsidiaries, including Bob’s Stores and Linens ‘n Things, each of which subsequently filed for bankruptcy, and Marshalls. In many cases, when a former subsidiary leased a store, the Company provided a guarantee of the former subsidiary’s lease obligations. When the subsidiaries were disposed of and accounted for as discontinued operations, the Company’s guarantees remained in place, although each initial purchaser agreed to indemnify the Company for any lease obligations the Company was required to satisfy. If any of the purchasers or any of the former subsidiaries fail to make the required payments under a store lease, the Company could be required to satisfy those obligations. As of December 31, 2018, the Company guaranteed approximately 85 such store leases (excluding the lease guarantees related to Linens ‘n Things, which have been recorded as a liability on the consolidated balance sheet), with the maximum remaining lease term extending through 2029.

Guaranty Fund Assessments, Market Stabilization and Other Non-Voluntary Risk Sharing Pools

Under guaranty fund laws existing in all states, insurers doing business in those states can be assessed (in most states up to prescribed limits) for certain obligations of insolvent insurance companies to policyholders and claimants. The life and health insurance guaranty associations in which the Company participates that operate under these laws respond to insolvencies of long-term care insurers as well as health insurers. The Company’s assessments generally are based on a formula relating to the Company’s health care premiums in the state compared to the premiums of other insurers. Certain states allow assessments to be recovered over time as offsets to premium taxes. Some states have similar laws relating to HMOs and/or other payors such as not-for-profit consumer-governed health plans established under the ACA.

In 2009, the Pennsylvania Insurance Commissioner placed long-term care insurer Penn Treaty Network America Insurance Company and one of its subsidiaries (collectively, “Penn Treaty”) in rehabilitation, an intermediate action before insolvency, and subsequently petitioned a state court to convert the rehabilitation into a liquidation. Penn Treaty was placed in liquidation in March 2017. During the first quarter of 2017, Aetna recorded a discounted estimated liability and expense of $231 million pretax for its estimated share of future assessments by applicable life and health guaranty associations which reflects a 3.5% discount rate. The Company did not record an asset for expected premium tax offsets for its in force business at December 31, 2018, as the amount was not material. It is reasonably possible that in the future the Company may record a liability and expense relating to other insolvencies which could have a material adverse effect on the Company’s results of operations, financial condition and cash flows. While historically the Company has ultimately recovered more than half of guaranty fund assessments through statutorily permitted premium tax offsets, significant increases in assessments could lead to legislative and/or regulatory actions that may limit future offsets.

HMOs in certain states in which the Company does business are subject to assessments, including market stabilization and other risk-sharing pools, for which the Company is assessed charges based on incurred claims, demographic membership mix and other factors. The Company establishes liabilities for these assessments based on applicable laws and regulations. In certain states, the ultimate assessments the Company pays are dependent upon the Company’s experience relative to other entities subject to the assessment, and the ultimate liability is not known at the financial statement date. While the ultimate amount of the assessment is dependent upon the experience of all pool participants, the Company believes it has adequate reserves to cover such assessments.

The total guaranty fund assessments liability as of December 31, 2018 was $90 million and was recorded in accrued expenses on the consolidated balance sheet.

Litigation and Regulatory Proceedings

The Company is a party to numerous legal proceedings, investigations, audits and claims arising, for the most part, in the ordinary course of its businesses, including the matters described below. The Company records accruals for outstanding legal matters when it believes it is probable that a loss will be incurred and the amount can be reasonably estimated. The Company evaluates, on a quarterly basis, developments in legal matters that could affect the amount of any accrual and developments that would make a loss contingency both probable and reasonably estimable. If a loss contingency is not both probable and estimable, the Company does not establish an accrued liability. None of the Company’s accruals for outstanding legal matters are material individually or in the aggregate to the Company’s financial condition.

Except as otherwise noted, the Company cannot predict with certainty the timing or outcome of the legal matters described below, and the Company is unable to reasonably estimate a possible loss or range of possible loss in excess of amounts already accrued for these matters. It is reasonably possible that the outcome of such legal matters could be material to the Company.

Usual and Customary Litigation

The Company is named as a defendant in a number of litigations that allege that the Company’s retail stores overcharged for prescription drugs by not providing the correct usual and customary charge.

State of Texas ex rel. Myron Winkelman and Stephani Martinson, et al. v. CVS Health Corporation (Travis County Texas District Court). In February 2012, the Attorney General of the State of Texas issued Civil Investigative Demands (“CIDs”) to the Company and subsequently has issued a series of requests for documents and information in connection with its investigation concerning the CVS Health Savings Pass program and other pricing practices with respect to claims for reimbursement from the Texas Medicaid program. In January 2017, the Travis County Court unsealed a first amended qui tam petition filed in April 2014. The government has intervened in this case. The amended petition alleges the Company violated the Texas Medicaid Fraud Prevention Act by submitting false claims for reimbursement to the Texas Medicaid program by, among other things, failing to use the price available to members of the CVS Health Savings Pass program as the pharmacies’ usual and customary price. The amended petition was unsealed following the Company’s December 2016 filing of CVS Pharmacy, Inc. v. Charles Smith, et al. (Travis County Texas District Court), a declaratory judgment action against the State of Texas seeking a declaration that the prices charged to members of the CVS Health Savings Pass program do not constitute usual and customary prices under the applicable Medicaid regulation. In March 2018, the Travis County Court denied the State of Texas’s request for temporary injunctive relief. The Company is defending itself against these claims.

Corcoran et al. v. CVS Health Corporation (U.S. District Court for the Northern District of California) and Podgorny et al. v. CVS Health Corporation (U.S. District Court for the Northern District of Illinois). These putative class actions were filed against the Company in July and September 2015. The cases were consolidated in the U.S. District Court for the Northern District of California. Plaintiffs seek damages and injunctive relief under the consumer protection statutes and common laws of certain states on behalf of a class of consumers who purchased certain prescription drugs. Several third-party payors filed similar putative class actions on behalf of payors captioned Sheet Metal Workers Local No. 20 Welfare and Benefit Fund v. CVS Health Corp. and Plumbers Welfare Fund, Local 130 v. CVS Health Corporation (both pending in the U.S. District Court for the District of Rhode Island) in February and August 2016. In all of these cases the plaintiffs allege the Company overcharged for certain prescription drugs by not submitting the price available to members of the CVS Health Savings Pass program as the pharmacy’s usual and customary price. In the Corcoran case, the U.S. District Court granted summary judgment to CVS on plaintiffs’ claims in their entirety and certified certain subclasses in September 2017. The Corcoran plaintiffs have appealed the District Court’s decision to the Ninth Circuit. The Sheet Metal Workers plaintiffs have amended their complaint to assert a claim under the federal Racketeer Influenced and Corrupt Organizations Act (“RICO”) premised on an alleged conspiracy between the Company and other PBMs. The Company is defending itself against these claims.

State of California ex rel. Matthew Omlansky v. CVS Caremark Corporation (Superior Court of the State of California, County of Sacramento). In April 2016, the California Superior Court unsealed a first amended qui tam complaint filed in July 2013. The government has declined to intervene in this case. The relator alleges that the Company submitted false claims for payment to the California Medicaid program in connection with reimbursement for drugs available through the CVS Health Savings Pass program as well as certain other generic drugs. The case has been stayed pending the relator’s appeal of the judgment against him in a similar case against another retailer. The Company is defending itself against these claims.

State of Mississippi v. CVS Health Corporation, et al. (Chancery Court of DeSoto County, Mississippi, Third Judicial District). In July 2016, the Company was served with a complaint filed on behalf of the State of Mississippi alleging that CVS retail pharmacies in Mississippi submitted false claims for reimbursement to the Mississippi Medicaid program by not submitting the price available to members of the CVS Health Savings Pass program as the pharmacy’s usual and customary price. The Company has responded to the complaint, moved for judgment on the pleadings, filed a counterclaim and moved the case to Mississippi Circuit Court. The Company’s motion for judgment on the pleadings remains pending. The Company is defending itself against these claims.

Manufacturer’s Rebate Litigation and Investigations

The Company is named as a defendant in a number of lawsuits and is subject to a number of investigations concerning manufacturer’s rebates that the Company has negotiated.

Bewley, et al. v. CVS Health Corporation, et al. and Prescott, et al. v. CVS Health Corporation, et al. (both pending in the U.S. District Court for the Western District of Washington). These putative class actions were filed against the Company and other PBMs and manufacturers of glucagon kits (Bewley) and diabetes test strips (Prescott) in May 2017. Both cases allege that, by contracting for rebates with the manufacturers of these diabetes products, the Company and other PBMs caused list prices for these products to increase, thereby harming certain consumers. The plaintiffs’ primary claims are made under federal antitrust laws, RICO, state unfair competition and consumer protection laws and the federal Employee Retirement Income Security Act of 1974 (“ERISA”). Both of these cases have been transferred to the U.S. District Court for the District of New Jersey on defendants’ motions. The Company is defending itself against these claims.

Klein, et al. v. Prime Therapeutics, et al. (U.S. District Court for the District of Minnesota). This putative class action was filed against the Company and other PBMs in June 2017 on behalf of ERISA plan members who purchased and paid for EpiPen or EpiPen Jr. Plaintiffs allege that the PBMs are ERISA fiduciaries to plan members and have violated ERISA by allegedly causing higher inflated prices for EpiPens through the process of negotiating increased rebates from EpiPen manufacturer Mylan. This case has been consolidated with a similar matter and is now proceeding as In re EpiPen ERISA Litigation. The Company is defending itself against these claims.

In April 2017, the Company received a CID from the Attorney General of Washington requesting documents and information regarding pricing and rebates for insulin products in connection with a pending investigation into unfair and deceptive acts or practices regarding insulin pricing. The Office of the Attorney General of Washington has notified the Company that information provided in response to the Washington Attorney General’s CID will be shared with the Attorneys General of California, Florida, Minnesota, New Mexico, the District of Columbia and Mississippi. In July 2017, the Company received a CID from the Attorney General of Minnesota requesting documents and information regarding pricing and rebates for insulin and epinephrine products in connection with a pending investigation into unfair and deceptive acts or practices regarding insulin and epinephrine pricing. The Company has been cooperating with the government and providing documents and information in response to these CIDs.

Controlled Substances Litigation, Audits and Subpoenas

In December 2017, the U.S. Judicial Panel on Multidistrict Litigation consolidated numerous cases filed against various defendants by plaintiffs such as counties, cities, hospitals, Indian tribes and third-party payors, alleging claims generally concerning the impacts of widespread opioid abuse. The consolidated multidistrict litigation captioned In re National Prescription Opiate Litigation (MDL No. 2804) is pending in the U.S. District Court for the Northern District of Ohio. This multidistrict litigation presumptively includes hundreds of relevant federal court cases that name the Company as a defendant. Fewer than 100 similar cases that name the Company as a defendant in some capacity are pending in state courts. The Company is defending itself against all such claims. Additionally, the Company has received subpoenas, CIDs and/or other requests for information regarding opioids from the Attorneys General of several states. The Company has been cooperating with the government with respect to these subpoenas, CIDs and other requests for information.

The Company routinely is audited by the United States Drug Enforcement Administration (“DEA”). For several of these audits, the Company is in discussions with the DEA and U.S. Attorney’s Offices concerning allegations that the Company violated certain requirements of the Controlled Substance Act.

In September 2015, the DEA served Omnicare with an administrative subpoena. The subpoena seeks documents related to controlled substance policies, procedures and practices at eight Company pharmacy locations from May 2012 to the present. In September 2017, the DEA expanded the investigation to include an additional Company pharmacy location. The Company has been cooperating with the government and providing documents and witnesses in response to this subpoena.

Prescription Processing Investigations

In October 2015, Omnicare received a CID from the U.S. Attorney’s Office for the Southern District of New York requesting documents and information concerning Omnicare’s cycle fill process for assisted living facilities. The Company has been cooperating with the government and providing documents and information in response to this CID. In July 2017, Omnicare also received a subpoena from the California Department of Insurance requesting documents concerning similar subject matter. The Company has been cooperating with the California Department of Insurance and providing documents and information in response to this subpoena.

In December 2016, the Company received a CID from the U.S. Attorney’s Office for the Northern District of New York requesting documents and information in connection with a federal False Claims Act investigation concerning whether the Company’s retail pharmacies improperly submitted certain insulin claims to Part D of the Medicare program rather than Part B of the Medicare program. The Company has been cooperating with the government and providing documents and information in response to this CID.

In May 2017, the Company received a CID from the U.S. Attorney’s Office for the Southern District of New York requesting documents and information concerning possible false claims submitted to Medicare in connection with reimbursements for prescription drugs under the Medicare Part D program. The Company has been cooperating with the government and providing documents and information in response to this CID.

Provider Proceedings

The Company is named as a defendant in purported class actions and individual lawsuits arising out of its practices related to the payment of claims for services rendered to its members by health care providers with whom the Company has a contract and with whom the Company does not have a contract (“out-of-network providers”). Among other things, these lawsuits allege that the Company paid too little to its health plan members and/or providers for these services and/or otherwise allege that the Company failed to timely or appropriately pay or administer claims and benefits (including the Company’s post payment audit and collection practices and reductions in payments to providers due to sequestration). Other major health insurers are the subject of similar litigation or have settled similar litigation.

On October 28, 2016, Aetna was named as a respondent in an arbitration proceeding that had commenced as a lawsuit in Florida state court on August 25, 2015. The arbitration proceeding was brought by hospitals owned by HCA Holdings, Inc. with respect to Aetna’s out-of-network benefit payment and administration practices in Florida relating to services and care rendered to members in Aetna’s individual Public Exchange products from 2014 through 2016. Coverage under Aetna’s individual Public Exchange products in Florida was not available after December 31, 2016. On October 15, 2018, the arbitrator awarded the claimant hospitals approximately $150 million. The Company is defending itself against the claimant hospitals’ claims and has appealed the arbitrator’s decision.

The Company also has received subpoenas and/or requests for documents and other information from, and been investigated by, attorneys general and other state and/or federal regulators, legislators and agencies relating to, and the Company is involved in other litigation regarding, its out-of-network benefit payment and administration practices. It is reasonably possible that others could initiate additional litigation or additional regulatory action against the Company with respect to its out-of-network benefit payment and/or administration practices.

CMS Actions

CMS regularly audits the Company’s performance to determine its compliance with CMS’s regulations and its contracts with CMS and to assess the quality of services it provides to Medicare beneficiaries. CMS uses various payment mechanisms to allocate and adjust premium payments to the Company’s and other companies’ Medicare plans by considering the applicable health status of Medicare members as supported by information prepared, maintained and provided by health care providers. The Company collects claim and encounter data from providers and generally relies on providers to appropriately code their submissions to the Company and document their medical records, including the diagnosis data submitted to the Company with claims. CMS pays increased premiums to Medicare Advantage plans and Medicare PDP plans for members who have certain medical conditions identified with specific diagnosis codes. Federal regulators review and audit the providers’ medical records to determine whether those records support the related diagnosis codes that determine the members’ health status and the resulting risk-adjusted premium payments to the Company. In that regard, CMS has instituted risk adjustment data validation (“RADV”) audits of various Medicare Advantage plans, including certain of the Company’s plans, to validate coding practices and supporting medical record documentation maintained by health care providers and the resulting risk adjusted premium payments to the plans. CMS may require the Company to refund premium payments if the Company’s risk adjusted premiums are not properly supported by medical record data. The Office of Inspector General (the “OIG”) also is auditing the Company’s risk adjustment-related data and that of other companies. The Company expects CMS and the OIG to continue these types of audits.

In 2012, CMS revised its audit methodology for RADV audits to determine refunds payable by Medicare Advantage plans for contract year 2011 and forward. Under the revised methodology, among other things, CMS will project the error rate identified in the audit sample of approximately 200 members to all risk adjusted premium payments made under the contract being audited. For contract years prior to 2011, CMS did not project sample error rates to the entire contract. As a result, the revised methodology may increase the Company’s exposure to premium refunds to CMS based on incomplete medical records maintained by providers. Since 2013, CMS has selected certain of the Company’s Medicare Advantage contracts for various contract years for RADV audit. The Company is currently unable to predict which of its Medicare Advantage contracts will be selected for future audit, the amounts of any retroactive refunds of, or prospective adjustments to, Medicare Advantage premium payments made to the Company, the effect of any such refunds or adjustments on the actuarial soundness of the Company’s Medicare Advantage bids, or whether any RADV audit findings would require the Company to change its method of estimating future premium revenue in future bid submissions to CMS or compromise premium assumptions made in the Company’s bids for prior contract years, the current contract year or future contract years. Any premium or fee refunds or adjustments resulting from regulatory audits, whether as a result of RADV, Public Exchange related or other audits by CMS, the OIG, HHS or otherwise, including audits of the Company’s minimum MLR rebates, methodology and/or reports, could be material and could adversely affect the Company’s results of operations, financial condition and/or cash flows.

Medicare CIDs

The Company has received CIDs from the Civil Division of the DOJ in connection with a current investigation of the Company’s patient chart review processes in connection with risk adjustment data submissions under Parts C and D of the Medicare program. The Company has been cooperating with the government and providing documents and information in response to these CIDs.

Tunney Act Proceeding

On October 10, 2018, the Company and Aetna entered into a consent decree with the DOJ that allowed CVS Health’s proposed acquisition of Aetna to proceed, provided Aetna agreed to sell its individual standalone Medicare Part D prescription drug plans. As permitted by the asset preservation stipulation and order dated October 25, 2018, CVS Health completed its acquisition of Aetna on November 28, 2018, and Aetna completed the sale of such plans on November 30, 2018. The consent decree remains subject to the court approval process under the Antitrust Procedures and Penalties Act, which could result in a revision in or delay in receiving approval of the consent decree. The approval process is for the limited purpose of determining whether the consent decree is in the public interest. The Company believes that the consent decree will not have a material impact on the Company’s results of operations, cash flows or financial condition.

Other Legal and Regulatory Proceedings.

The Company is also a party to other legal proceedings and is subject to government investigations, inquiries and audits and has received and is cooperating with the government in response to CIDs, subpoenas or similar process from various governmental agencies requesting information, all arising in the ordinary course of its businesses. These other legal proceedings include claims of or relating to bad faith, medical malpractice, non-compliance with state and federal regulatory regimes, marketing misconduct, failure to timely or appropriately pay or administer claims and benefits, provider network structure (including the use of performance-based networks and termination of provider contracts), rescission of insurance coverage, improper disclosure or use of personal information, anticompetitive practices, general contractual matters, product liability, intellectual property litigation and employment litigation. Some of these other legal proceedings are or are purported to be class actions or derivative claims. The Company is defending itself against the claims brought in these matters.

Awards to the Company and others of certain government contracts, particularly Medicaid contracts and contracts with government customers in the Company’s Commercial Health Care Benefits segment, are subject to increasingly frequent protests by unsuccessful bidders. These protests may result in awards to the Company being reversed, delayed or modified. The loss or delay in implementation of any government contract could adversely affect the Company’s results of operations. The Company will continue to defend contract awards it receives.

There also continues to be a heightened level of review and/or audit by regulatory authorities of, and increased litigation regarding, the Company’s and the rest of the health care and related benefits industry’s business and reporting practices, including premium rate increases, utilization management, development and application of medical policies, complaint, grievance and appeal processing, information privacy, provider network structure (including provider network adequacy, the use of performance-based networks and termination of provider contracts), provider directory accuracy, calculation of minimum medical loss ratios and/or payment of related rebates, delegated arrangements, rescission of insurance coverage, limited benefit health products, student health products, pharmacy benefit management practices (including the use of narrow networks and the placement of drugs in formulary tiers), sales practices, customer service practices, vendor oversight and claim payment practices (including payments to out-of-network providers).

As a leading national health care company, the Company regularly is the subject of government actions of the types described above. These government actions may prevent or delay the Company from implementing planned premium rate increases and may result, and have resulted, in restrictions on the Company’s businesses, changes to or clarifications of the Company’s business practices, retroactive adjustments to premiums, refunds or other payments to members, beneficiaries, states or the federal government, withholding of premium payments to the Company by government agencies, assessments of damages, civil or criminal fines or penalties, or other sanctions, including the possible suspension or loss of licensure and/or suspension or exclusion from participation in government programs.

The Company can give no assurance, however, that its businesses, financial condition, results of operations and/or cash flows will not be materially adversely affected, or that the Company will not be required to materially change its business practices, based on: (i) future enactment of new health care or other laws or regulations; (ii) the interpretation or application of existing laws or regulations as they may relate to one or more of the Company’s businesses, one or more of the industries in which the

Company competes and/or the health care industry generally; (iii) pending or future federal or state governmental investigations of one or more of the Company’s businesses, one or more of the industries in which the Company competes and/or the health care industry generally; (iv) pending or future government audits, investigations or enforcement actions against the Company; (v) adverse developments in any pending qui tam lawsuit against the Company, whether sealed or unsealed, or in any future qui tam lawsuit that may be filed against the Company; or (vi) adverse developments in pending or future legal proceedings against the Company or affecting one or more of the industries in which the Company competes and/or the health care industry generally.

17.	Segment Reporting

The Company currently has three operating segments, Pharmacy Services, Retail/LTC and Health Care Benefits, as well as a Corporate/Other segment. The Company’s segments maintain separate financial information for which results of operations are evaluated on a regular basis by the Company’s chief operating decision maker in deciding how to allocate resources and in assessing performance.

The Company evaluates its Pharmacy Services, Retail/LTC and Health Care Benefits segments’ performance based on operating income (loss) and operating income (loss) before the effect of (i) nonrecurring charges or gains and (ii) certain intersegment activities. The chief operating decision maker does not use total assets by segment to make decisions regarding resources. Therefore the total asset disclosure by segment has not been included. See Note 1 ‘‘Significant Accounting Policies’’ for a description of the Pharmacy Services, Retail/LTC, Health Care Benefits and Corporate/Other segments and related significant accounting policies.

In 2018, 2017 and 2016, approximately 9.8%, 12.3% and 11.7%, respectively, of the Company’s consolidated revenues were from Aetna, a Pharmacy Services segment client. On November 28, 2018, the Company completed the Aetna Acquisition. Subsequent to the Aetna Acquisition, transactions with Aetna will continue to be reported within the Pharmacy Services segment, but are eliminated in the Company’s consolidated financial statements.

Effective for the first quarter of 2019, the Company will realign the composition of its segments to correspond with changes to its operating model. As a result of this realignment, the Company’s Silverscript PDP will move from the Pharmacy Services segment to the Health Care Benefits segment. In addition, the Company will move Aetna’s mail order and specialty pharmacy operations from the Health Care Benefits segment to the Pharmacy Services segment.

	Pharmacy	Retail/	Health Care	Corporate/	Intersegment	Consolidated
In millions	Services (1)(2)	LTC (2)	Benefits (2)	Other	Eliminations (2)	Totals
2018:
Revenues from customers	$134,115	$83,989	$5,504	$4	$(29,693)	$193,919
Net investment income (3)	13	—	45	602	—	660
Total revenues	134,128	83,989	5,549	606	(29,693)	194,579
Operating income (loss) (4)(5)	4,699	620	276	(805)	(769)	4,021
Depreciation and amortization	712	1,698	170	138	—	2,718
Additions to property and equipment	326	1,350	46	401	—	2,123
2017:
Revenues from customers	130,596	79,398	—	—	(25,229)	184,765
Net investment income	5	—	—	16	—	21
Total revenues(7)	130,601	79,398	—	16	(25,229)	184,786
Operating income (loss) (4)(5)(7)	4,657	6,558	—	(936)	(741)	9,538
Depreciation and amortization	712	1,651	—	116	—	2,479
Additions to property and equipment	311	1,398	—	340	—	2,049
2016:
Revenues from customers	119,963	81,100	—	—	(23,537)	177,526
Net investment income	2	—	—	18	—	20
Total revenues(7)	119,965	81,100	—	18	(23,537)	177,546
Operating income (loss) (4)(5)(6)(7)	4,570	7,437	—	(900)	(721)	10,386
Depreciation and amortization	714	1,642	—	119	—	2,475
Additions to property and equipment	295	1,732	—	252	—	2,279

_____________________________________________

(1)
Total revenues of PSS include approximately $11.4 billion, $10.8 billion and $10.5 billion of Retail Co-Payments for 2018, 2017 and 2016, respectively. See Note 1 ‘‘Significant Accounting Policies’’ for additional information about Retail Co-Payments.

(2)
Intersegment eliminations relate to intersegment revenue generating activities that occur between PSS and RLS for 2018, 2017 and 2016. Effective November 28, 2018, intersegment eliminations also relate to intersegment revenue generating activities that occur between HCBS, PSS and/or RLS.

(3)
Corporate/Other segment net investment income for 2018 includes interest income of $536 million related to the proceeds of the $40 billion 2018 Notes. This amount is for the period prior to the close of the Aetna Acquisition, which occurred on November 28, 2018.

(4)
RLS operating income for 2018, 2017 and 2016 includes $7 million, $34 million and $281 million, respectively, of acquisition-related integration costs. The integration costs in 2018 and 2017 are related to the acquisition of Omnicare. The integration costs in 2016 are related to the acquisitions of Omnicare and the pharmacy and clinic businesses of Target. RLS operating income for 2018 and 2017 also includes goodwill impairment charges of $6.1 billion related to the LTC reporting unit and $181 million related to the RxCrossroads reporting unit, respectively. In addition, RLS operating income for 2017 and 2016 includes $215 million and $34 million, respectively, of charges associated with store rationalization and asset impairment charges in connection with planned store closures related to the Company’s enterprise streamlining initiative. RLS operating income for 2018 also includes a $43 million loss on impairment of long-lived assets primarily related to the impairment of property and equipment and an $86 million loss on the divestiture of the Company’s RxCrossroads subsidiary.

(5)
Corporate/Other segment operating loss for 2018, 2017 and 2016 includes $485 million, $40 million and $10 million, respectively, of divestiture and acquisition-related transaction and integration costs included in operating expenses in the consolidated statements of operations. The transaction and integration costs in 2018 are related to the acquisitions of Aetna and Omnicare. The transaction and integration costs in 2017 are related to the acquisitions of Aetna and Omnicare and the divestiture of RxCrossroads. The integration costs in 2016 are related to the acquisitions of Omnicare and the pharmacy and clinic businesses of Target.

(6)	PSS operating income for 2016 includes the reversal of an accrual of $88 million in connection with a legal settlement.

(7)
Amounts revised to reflect the reclassification of interest income from interest expense, net to net investment income within total revenues to conform with insurance company presentation which increased total revenues and operating income by $21 million and $20 million in 2017 and 2016, respectively.

In conjunction with the Company’s implementation of a new enterprise resource planning system in the first quarter of 2018, the Company changed the manner in which certain shared functional costs are allocated to its reportable segments.

Additionally, in connection with the Aetna Acquisition on November 28, 2018, the Company reclassified interest income from interest expense, net to net investment income within revenues to conform with insurance company presentation. Segment financial information for the years ended December 31, 2017 and 2016, have been retrospectively adjusted to reflect this change to the Company’s cost allocation methodology and net investment income presentation as shown below:

	Year Ended December 31, 2017
	Pharmacy	Retail/	Corporate/	Intersegment	Consolidated
In millions	Services	LTC	Other	Eliminations	Totals
Revenues, as previously reported	$130,596	$79,398	$—	$(25,229)	$184,765
Adjustments	5	—	16	—	21
Revenues, as adjusted	$130,601	$79,398	$16	$(25,229)	$184,786

Cost of products sold (1)	$121,746	$56,081	$—	$(24,417)	$153,410
Adjustments	53	(15)	—	—	38
Cost of products sold	$121,799	$56,066	$—	$(24,417)	$153,448

Benefit costs (1)	$2,810	$—	$—	$—	$2,810
Adjustments	—	—	—	—	—
Benefit costs	$2,810	$—	$—	$—	$2,810

Operating expenses, as previously reported	$1,285	$16,848	$966	$(71)	$19,028
Adjustments	50	(74)	(14)	—	(38)
Operating expenses, as adjusted	$1,335	$16,774	$952	$(71)	$18,990

Operating income (loss), as previously reported	$4,755	$6,469	$(966)	$(741)	$9,517
Adjustments	(98)	89	30	—	21
Operating income (loss), as adjusted	$4,657	$6,558	$(936)	$(741)	$9,538

_____________________________________________
(1) The total of cost of products sold and benefit costs previously was reported as cost of revenues.

	Year Ended December 31, 2016
	Pharmacy	Retail/	Corporate/	Intersegment	Consolidated
In millions	Services	LTC	Other	Eliminations	Totals
Revenues, as previously reported	$119,963	$81,100	$—	$(23,537)	$177,526
Adjustments	2	—	18	—	20
Revenues, as adjusted	$119,965	$81,100	$18	$(23,537)	$177,546

Cost of products sold (1)	$111,883	$57,362	$—	$(22,755)	$146,490
Adjustments	66	(23)	—	—	43
Cost of products sold	$111,949	$57,339	$—	$(22,755)	$146,533

Benefit costs (1)	$2,179	$—	$—	$—	$2,179
Adjustments	—	—	—	—	—
Benefit costs	$2,179	$—	$—	$—	$2,179

Operating expenses, as previously reported	$1,225	$16,436	$891	$(61)	$18,491
Adjustments	42	(112)	27	—	(43)
Operating expenses, as adjusted	$1,267	$16,324	$918	$(61)	$18,448

Operating income (loss), as previously reported	$4,676	$7,302	$(891)	$(721)	$10,366
Adjustments	(106)	135	(9)	—	20
Operating income (loss), as adjusted	$4,570	$7,437	$(900)	$(721)	$10,386

_____________________________________________
(1) The total of cost of products sold and benefit costs previously was reported as cost of revenues.

18.	Quarterly Financial Information (Unaudited)

	First	Second	Third	Fourth
In millions, except per share amounts	Quarter	Quarter	Quarter	Quarter	Year
2018:
Total revenues (1)	$45,743	$46,922	$47,490	$54,424	$194,579
Operating income (loss) (1)	1,996	(1,373)	2,574	824	4,021
Income (loss) from continuing operations	998	(2,562)	1,390	(422)	(596)
Net income (loss) attributable to CVS Health	998	(2,563)	1,390	(419)	(594)
Per common share data:
Basic earnings (loss) per common share:
Income (loss) from continuing operations attributable to CVS Health	$0.98	$(2.52)	$1.36	$(0.37)	$(0.57)
Income (loss) from discontinued operations attributable to CVS Health	$—	$—	$—	$—	$—
Net income (loss) attributable to CVS Health	$0.98	$(2.52)	$1.36	$(0.37)	$(0.57)
Diluted earnings (loss) per common share:
Income (loss) from continuing operations attributable to CVS Health	$0.98	$(2.52)	$1.36	$(0.37)	$(0.57)
Income (loss) from discontinued operations attributable to CVS Health	$—	$—	$—	$—	$—
Net income (loss) attributable to CVS Health	$0.98	$(2.52)	$1.36	$(0.37)	$(0.57)
Dividends per common share	$0.50	$0.50	$0.50	$0.50	$2.00

_____________________________________________

(1)
Effective for the fourth quarter of 2018, interest income was reclassified from interest expense, net to net investment income within revenues to conform with insurance company presentation. Accordingly, a retrospective reclassification of $50 million, $214 million and $221 million was made for the first, second and third quarters of 2018, respectively, to increase revenues and increase interest expense.

	First	Second	Third	Fourth
In millions, except per share amounts	Quarter	Quarter	Quarter	Quarter	Year
2017:
Total revenues (1)	$44,520	$45,689	$46,186	$48,391	$184,786
Operating income (1)	1,799	2,121	2,504	3,114	9,538
Income from continuing operations	962	1,097	1,285	3,287	6,631
Net income attributable to CVS Health	952	1,098	1,285	3,287	6,622
Per common share data:
Basic earnings per common share:
Income from continuing operations attributable to CVS Health	$0.93	$1.07	$1.26	$3.23	$6.48
Income (loss) from discontinued operations attributable to CVS Health	$(0.01)	$—	$—	$—	$(0.01)
Net income attributable to CVS Health	$0.92	$1.07	$1.26	$3.23	$6.47
Diluted earnings per common share:
Income from continuing operations attributable to CVS Health	$0.92	$1.07	$1.26	$3.22	$6.45
Income (loss) from discontinued operations attributable to CVS Health	$(0.01)	$—	$—	$—	$(0.01)
Net income attributable to CVS Health	$0.92	$1.07	$1.26	$3.22	$6.44
Dividends per common share	$0.50	$0.50	$0.50	$0.50	$2.00

_____________________________________________

(1)
Effective for the fourth quarter of 2018, interest income was reclassified from interest expense, net to net investment income within revenues to conform with insurance company presentation. Accordingly, a retrospective reclassification of $6 million, $4 million, $5 million and $6 million was made for the first, second, third and fourth quarters of 2017, respectively, to increase revenues and increase interest expense.

Five-Year Financial Summary

In millions, except per share amounts	2018 (2)	2017	2016	2015	2014
Statement of operations data:
Total revenues (1)	$194,579	$184,786	$177,546	$153,311	$139,382
Operating income (1)	4,021	9,538	10,386	9,496	8,837
Income (loss) from continuing operations	(596)	6,631	5,320	5,230	4,645
Net income (loss) attributable to CVS Health	(594)	6,622	5,317	5,237	4,644
Per common share data:
Basic earnings (loss) per common share:
Income (loss) from continuing operations attributable to CVS Health	$(0.57)	$6.48	$4.93	$4.65	$3.98
Income (loss) from discontinued operations attributable to CVS Health	$—	$(0.01)	$—	$0.01	$—
Net income (loss) attributable to CVS Health	$(0.57)	$6.47	$4.93	$4.66	$3.98
Diluted earnings (loss) per common share:
Income (loss) from continuing operations attributable to CVS Health	$(0.57)	$6.45	$4.91	$4.62	$3.96
Income (loss) from discontinued operations attributable to CVS Health	$—	$(0.01)	$—	$0.01	$—
Net income (loss) attributable to CVS Health	$(0.57)	$6.44	$4.90	$4.63	$3.96
Dividends per common share	$2.00	$2.00	$1.70	$1.40	$1.10
Balance sheet and other data:
Total assets	$196,456	$95,131	$94,462	$92,437	$73,202
Long-term debt	$71,444	$22,181	$25,615	$26,267	$11,630
Total shareholders’ equity	$58,543	$37,695	$36,834	$37,203	$37,963
Number of stores (at end of year)	9,967	9,846	9,750	9,681	7,866

_____________________________________________

(1)
Effective for the fourth quarter of 2018, interest income was reclassified from interest expense, net to net investment income within revenues to conform with insurance company presentation. Accordingly, a retrospective reclassification of $21 million, $20 million, $21 million and $15 million was made for years ended December 31, 2017, 2016, 2015 and 2014, respectively, to increase revenues and increase interest expense.

(2)
On November 28, 2018, the Company acquired Aetna. Aetna’s operations are included in the Company’s consolidated financial statements for the period from November 28, 2018 to December 31, 2018 and the period then ended. See Note 2 ‘‘Acquisition of Aetna’’ of Notes to Consolidated Financial Statements for additional information.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of CVS Health Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CVS Health Corporation (the Company) as of December 31, 2018 and 2017, the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2019 expressed an unqualified opinion thereon.

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
February 28, 2019